Form 20-F
period 2019-12-31
Huize Holding Ltd
filed 2020-04-24
CIK 1778982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                 .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-39216

Huize Holding Limited

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

5/F, Building 3-4,

Shenzhen Animation Park, Yuehai Road, Nanhai Avenue,

Nanshan District, Shenzhen 518052, People’s Republic of China

(Address of Principal Executive Offices)

Ronald Tam

5/F, Building 3-4,

Shenzhen Animation Park, Yuehai Road, Nanhai Avenue,

Nanshan District, Shenzhen 518052, People’s Republic of China

Telephone: +86 755 3689 9088

E-mail: tanguohao@huize.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered

American depositary shares (each representing 20 Class A common shares, par value US$0.00001 per share) Class A common shares, par value US$0.00001 per share*

*Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.

	HUIZ	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2019, there were (i) 483,310,373 common shares issued and outstanding, par value US$0.00001 per share, and (ii) 450,046,220 preferred shares issued and outstanding, par value US$0.00001 per share, of which 204,022,000 are designated as series A preferred shares, 185,512,580 are designated as series B preferred shares, 43,937,180 are designated as series B+ preferred shares, and 16,574,460 are designated as series B++ preferred shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

ii

INTRODUCTION

In this annual report on Form 20-F, or this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“Class A common shares” are to our Class A common shares, par value $0.00001 per share, carrying one vote per share;

•	“Class B common shares” are to our Class B common shares, par value $0.00001 per share, carrying 15 votes per share;

•	“common shares” are to our Class A common shares and Class B common shares, par value US$0.00001 per share;

•	“GWP” are to gross written premiums, which include first year premiums and renewal premiums where applicable;

•	“insurer partners” are to the insurance companies we work with who underwrite insurance products on our platform;

•

“insurance clients” are to purchasers of insurance products we distribute through our platform; for travel insurance products, travel agencies usually purchase policies for multiple individuals, and we count each purchasing travel agency as an insurance client, and each such individual protected by any single policy as an insured;

•

“insured” are to individuals that are insured under insurance policies; when calculating the number of insured for any given period, we eliminate duplicates so that an insured protected by more than one policy during the period would be counted as one insured for such period; when calculating the cumulative number of insured, we eliminate duplicates so that an insured protected by more than one policy through our platform would be counted as one insured;

•	“our VIE” are to Shenzhen Huiye Tianze Investment Holding Co., Ltd.;

•	“our WFOE” are to Zhixuan International Management Consulting (Shenzhen) Co., Ltd.;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•

“we,” “us,” “our company” and “our” are to Huize Holding Limited, our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity.

When disclosing our operating matrix, we only took into consideration our business operation in mainland China. An insurance product with a term that is longer than one year is categorized as a long-term insurance product. An independent platform refers to a platform that is not affiliated with insurance companies or other insurance industry participants.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of insurance industry in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with insurance clients, insurance companies and other partners;

•	competition in our industry;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from, or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The insurance industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive (loss)/income data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018 and 2019 and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated balance sheet data as of December 31, 2017 have been derived from our audited consolidated financial statements that are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for percentages, share and per share data)
Summary Consolidated Statements of Comprehensive (Loss)/Income
Operating revenue
Brokerage income	251,556	503,547	982,124	141,073
Other income	11,776	5,281	11,195	1,608

Total operating revenue	263,332	508,828	993,319	142,681

Operating costs and expenses
Cost of revenue(1)	(164,750)	(316,397)	(629,531)	(90,426)
Other cost	(1,919)	(1,905)	(1,837)	(264)

Total operating costs	(166,669)	(318,302)	(631,368)	(90,690)
Selling expenses(1)	(104,980)	(94,613)	(164,665)	(23,653)
General and administrative expenses(1)	(41,877)	(46,177)	(161,816)	(23,243)
Research and development expenses(1)	(50,107)	(24,944)	(33,831)	(4,860)

Total operating costs and expenses	(363,633)	(484,036)	(991,680)	(142,446)

Operating (loss)/profit	(100,301)	24,792	1,639	235

Other income/(expenses)
Interest income/(expenses)	655	(27,111)	(190)	(27)
Unrealized exchange income/(loss)	36	(354)	362	52
Investment income	811	—	718	103
Others, net	1,171	4,569	12,676	1,821

(Loss)/profit before income tax, and share of income of equity method investee	(97,628)	1,896	15,205	2,184
Income tax expense	(406)	(278)	(57)	(8)
Share of income/(loss) of equity method investee	989	1,310	(180)	(26)

Net (loss)/profit	(97,045)	2,928	14,968	2,150

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for percentages, share and per share data)
Net profit/(loss) attributable to non-controlling interests	128	(224)	66	9

Net (loss)/profit attributable to Huize Holding Limited	(97,173)	3,152	14,902	2,141

Redeemable preferred shares redemption value accretion	(26,474)	(29,118)	(32,854)	(4,719)

Allocation to redeemable preferred shares	47,934	(1,558)	(7,431)	(1,067)

Net loss attributable to common shareholders	(75,713)	(27,524)	(25,383)	(3,645)

Weighted average number of common shares used in computing net (loss)/profit per share
Basic and diluted	445,272,000	445,272,000	452,445,068	452,445,068
Net loss per share attributable to common shareholders
Basic and diluted	(0.17)	(0.06)	(0.06)	(0.01)

(1)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue	26	9	43	6
Selling expenses	196	110	6,514	936
General and administrative expenses	386	726	87,980	12,638
Research and development expenses	203	122	421	60

Total	811	967	94,958	13,640

The following table presents our selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	12,261	6,640	88,141	12,661
Restricted cash (including amounts of the consolidated VIE of RMB27,992, RMB145,599 thousand and RMB161,186 thousand as of December 31, 2017, 2018 and 2019, respectively)	28,019	145,631	161,186	23,153
Accounts receivable, net of allowance for doubtful accounts	70,690	108,434	180,393	25,912
Long-term investments	17,765	21,575	23,395	3,360

Total assets	165,777	334,084	508,805	73,085

Accounts payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB15,220 thousand, RMB72,989 thousand and RMB124,441 thousand as of December 31, 2017, 2018 and 2019, respectively)	15,453	73,448	124,441	17,875
Insurance premium payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB101,694 thousand, RMB114,447 thousand and RMB125,587 thousand as of December 31, 2017, 2018 and 2019, respectively)	101,694	114,447	125,587	18,039
Other payables and accrued expenses (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB25,522 thousand, RMB60,599 thousand and RMB37,678 thousand as of December 31, 2017, 2018 and 2019, respectively)	26,036	36,908	30,211	4,340
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB17,017 thousand, RMB31,850 thousand and RMB43,831 thousand as of December 31, 2017, 2018 and 2019, respectively)	17,017	31,850	43,993	6,319

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Income taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB206 thousand, RMB206 thousand and RMB206 thousand as of December 31, 2017, 2018 and 2019, respectively)	445	250	206	30

Total liabilities	183,919	297,549	362,831	52,117

Total mezzanine equity	367,228	421,773	454,627	65,303
Total shareholders’ (deficit)/equity	(385,370)	(385,238)	(308,653)	(44,335)

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	165,777	334,084	508,805	73,085

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/ provided by operating activities	(85,349)	66,853	118,024	16,955
Net cash provided by/(used in) investing activities	57,767	(3,554)	(6,927)	(994)
Net cash provided by/(used in) financing activities	22,988	48,572	(14,079)	(2,024)

Effect of exchange rate changes on cash and cash equivalents	(234)	120	38	5
Net (decrease)/ increase in cash and cash equivalents and restricted cash	(4,828)	111,991	97,056	13,942
Total cash and cash equivalents and restricted cash at beginning of the year	45,108	40,280	152,271	21,872

Total cash and cash equivalents and restricted cash at end of the year	40,280	152,271	249,327	35,814

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We operate in the emerging, rapidly evolving and highly competitive online insurance product and service industry, which makes it difficult to predict our future prospects. Our historical operating and financial results may not be indicative of future performance.

We operate in China’s online insurance product and service industry, which is rapidly evolving and may not develop as we anticipate. This industry is relatively new, and business models continue to evolve. The regulatory framework governing the insurance industry is also developing and may remain uncertain in the near future. As our business develops and in response to the evolving client needs and market competition, we will continue to introduce new insurance products and services, improve our existing products and services, or adjust and optimize our business model. In response to new regulatory requirements or industry standards, or in connection with the introduction of new products, we may impose more rigorous risk management system and/or policies, which may negatively affect the growth of our business. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively predict our future prospects.

The risks and challenges we encounter or may encounter in this emerging, dynamic and competitive market may have impacts on our business and prospects. These risks and challenges include our ability to, among other things:

•	navigate in an evolving and complex regulatory environment;

•	grow our insurance client base in a cost-efficient manner;

•	develop and launch diversified and distinguishable products to effectively address the evolving needs of our insurance clients;

•	develop and maintain relationships with our existing business partners and attract new business partners;

•	enhance and maintain the recognition of our brand;

•	enhance our risk management capabilities;

•	maintain a reliable, secure, high-performance and scalable technology infrastructure;

•	attract, retain and motivate talented employees; and

•	anticipate and adapt to changing market conditions, including technological developments and changes in the competitive landscape.

If we fail to educate business partners and clients about the value of our platform and services, if the market for our products and services does not develop as we expect, if we fail to address the needs of our target clients, or if we are not able to effectively tackle other risks and challenges that we may encounter, our business and results of operations may be harmed.

Our businesses are highly regulated, and the administration, interpretation and enforcement of the laws, regulations and regulatory requirements currently applicable to us are unclear, evolving and involve uncertainties. Non-compliance with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may materially and adversely affect our business and prospects.

We operate in a highly regulated industry in China, and the regulatory regime continues to evolve. The China Banking and Insurance Regulatory Commission, or the CBIRC, has extensive authority to supervise and regulate the insurance industry in China. Since the online insurance product and service industry in China has emerged and keeps evolving rapidly, the CBIRC has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. We face challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. Moreover, there exist uncertainties as to how the regulatory environment might change. For example, the CBIRC Beijing Bureau issued two notices on October 12, 2019 and November 8, 2019 to strengthen its risk control and compliance management of insurance intermediaries businesses. Although these two notices do not apply to us because our PRC operating entities are not registered in Beijing and CBIRC Shenzhen Bureau and other local bureaus in regions where we have business registrations with have not issued similar local rules, we cannot assure you that CBIRC Shenzhen Bureau or other CBIRC local counterparts will not publish similar new rules or regulations applicable to us.

On December 12, 2019, the CBIRC published the draft Regulatory Measures for Online Insurance Business, or the Draft Measures, for comment among insurance industry participants. The Draft Measures intends to replace the Interim Regulatory Measures for Online Insurance Business, promulgated by the predecessor of CBIRC on July 22, 2015, effective on October 1, 2015. The Draft Measures, if enacted, will change regulatory requirements for online insurance business in various aspects. For example, it sets a higher standard for insurance institutions and online industry participants to improve IT infrastructure and cybersecurity protection, and requires marketing partners of insurance institutions being registered with the CBIRC. In particular, insurance institutions engaged in online insurance business shall have IT systems that are certified as Safety Level III Computer Information Systems. Our system was certified as Safety Level III Computer Information System on January 15, 2020. While the Draft Measures allows entities which are not insurance institutions to conduct marketing activities through authorization of insurance institutions, it requires online insurance transactions being conducted through online surfaces operated by insurance institutions only, which means the API (Application Programming Interface) model may no longer be allowed. As of the date of this annual report, user traffic channels that we cooperate with under the API model contributed an insignificant portion of our total GWP facilitated. If the Draft Measures is enacted, we may have to change our cooperative business model with these user traffic channels to the CPS (Continuation Passing Style) model. The Draft Measures allows a wider range of insurance products, including accident insurance, critical illness insurance, medical insurance, term life insurance and annuity & pension insurance to be distributed nationwide online. Marketing partners of insurance institutions are required to disclose the insurance institution’s names and disclaimers on their web page. Furthermore, insurance institutions are required to manage marketing activities of their marketing partners and retain records of online insurance transactions, which may increase our compliance costs. With new regulatory requirements that might become effective, we cannot assure you that our current business operations will remain fully compliant. In particular, if our marketing partners such as user traffic channels fail to comply with new regulatory requirements, we may be responsible and subject to regulatory actions; if any new operating licenses or permits are required under the new regulatory requirements, there is no guarantee that we will be able to obtain them on a timely basis, or at all.

China’s insurance regulatory regime is undergoing significant changes. Further development of regulations applicable to us may result in additional restrictions on our business operations or more intensive competition in this industry. We might be required to spend significant time and resources in order to comply with any material changes in the regulatory environment, which could trigger significant changes to the competitive landscape of our industry and we may lose some or all of our competitive advantages during this process. We may change the insurance product mix we offer on our platform in response to changing market demands following any change of regulatory requirements. We may have to add to our product mix insurance products that we have little experience with, or reduce or cease the offering of insurance products that used to be popular on our platform, either of which may adversely affect our results of operations. For example, CBIRC changed the upper limit for the predetermined interest rate for annuity insurance from 4.025% to 3.5% in August 2019 and subsequently, in November 2019, suggested insurance companies terminating the sale of their high-interest rate annuity insurance products. We believe that the expected cessation of high-interest rate annuity insurance products boosted the market demand for annuity insurance products in the last few months of 2019. In response to that, we started to scale up the distribution of annuity insurance products on our platform in October 2019, even though the first-year insurance brokerage commission fee rate we charge on annuity insurance products is typically lower than that of critical insurance products, making distributing annuity insurance products less profitable in the short term. In addition, in October 2019, the CBIRC promulgated the Health Insurance Management Measures, which became effective on December 1, 2019, allowing premium adjustment mechanisms to be included in medical insurance policy terms, which enables insurance companies to provide more diversified long-term medical insurance products. Consequently, potential clients of critical illness insurance products might turn to long-term medical insurance products that may become available on market, resulting in a slowdown in the growth of critical illness insurance products sales on our platform. The attention of our management team could be diverted to these efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restriction may result in limitation to our business scope, limitation to our product and service offerings, and reduction in our attraction to clients. As a result, our business and results of operations might be materially and adversely affected.

In addition, there are uncertainties with regard to how the changing laws, regulations and regulatory requirements would apply to our business. The CBIRC and its local counterparts have wide discretion in administration, interpretation and enforcement of these laws, regulations and regulatory requirements, as well as the authority to impose regulatory sanctions on industry participants. In certain circumstances it may be difficult to determine which actions or omissions may be deemed to be in violation of applicable laws, regulations or regulatory requirements. For example, as part of our marketing efforts, we have in the past offered potential insurance clients small amounts of cash rewards to encourage their engagement with our platform before they purchased insurance products. Such amounts were deductible from the premiums payable should such potential clients subsequently purchase insurance products on our platform. It is unclear whether such arrangement might be deemed as additional benefits offered to insurance clients other than those benefits stipulated in the insurance contracts, which is prohibited under relevant PRC laws and regulations. As of the date of this annual report, we no longer offer these cash rewards, but there is no guarantee that our practice in the past would not subject us to administrative measures retrospectively taken by regulatory authorities. Furthermore, misconduct of our insurer partners, user traffic channels or other business partners in violation of any of these laws, regulations or regulatory requirements might subject us to fines, civil or criminal liabilities, being required to modify or terminate part or all of our business operations or even being disqualified from providing services to our insurer partners or insurance clients. The occurrence of any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects.

Moreover, Chinese regulatory authorities may conduct various reviews and inspections on our business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. If any non-compliance incidents in our business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. For example, the CBIRC and its local counterparts have conducted several inspections, reviews and inquiries on us and identified certain non-compliance incidents in our business operation, risk management and internal control, including incidents with respect to settlement of insurance premiums through and our cooperation with third-party online platforms that have not registered with regulatory authorities. In particular, (i) we have in the past misused funds in the insurance premium accounts; and (ii) some of our business partners, including certain travel agencies and user traffic channels lacking relevant licenses or approvals, have in the past collected a small portion of insurance premiums on our behalf. According to relevant PRC laws, insurance brokerage companies like us are required to set up separate accounts to receive and hold the insurance premiums they receive from insurance clients on behalf of insurance companies and are prohibited from using or misusing such funds. Failure to comply with such regulatory requirements may subject us to making rectifications, warnings, fines, or further, revocation of our License for Operating Insurance Brokerage Services, or the Insurance Brokerage Licence, in the case where regulatory authorities consider such action as a material violation. In addition, entities that do not hold licenses required by PRC regulatory authorities are not allowed to collect insurance premiums on behalf of us under relevant PRC laws and regulations. We have taken remedial measures to rectify the aforementioned non-compliance incidents. As of the date of this annual report, we have returned all of the insurance premiums that we had misused in the past, and we have terminated cooperation with entities that do not hold the relevant licenses required for collecting insurance premiums on our behalf. We plan to adopt a more rigorous internal control system to manage our cooperation with unlicensed business partners with regard to the collection of insurance premiums on our behalf.

We are in the process of rectifying all non-compliance incidents that we are aware of under the unclear and changing regulatory environment. However, we cannot assure you that we will be able to fully rectify all non-compliance incidents in a timely manner or fully satisfy the regulatory requirements, or we will not be subject to any future regulatory reviews and inspections where other non-compliance incidents might be identified, which might materially and adversely affect our business, financial condition, results of operations and prospects.

We incurred net losses in the past. Although we have started generating net profit recently, we may not be able to stay profitable in the future.

We had net loss of RMB97.0 million in 2017 and generated net profit of RMB2.9 million and RMB12.1 million (US$1.7 million) in 2018 and 2019, respectively. We cannot assure you that we will be able to stay profitable in the future. We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, acquire new clients and further develop our insurance product and service offering and increase brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, if we fail to compete successfully with our existing or potential competitors, or if our tailor-made insurance products are not accepted by the market as we expect, we will receive lower-than-expected insurance brokerage income, and our financial results will be adversely affected. If regulatory authorities promulgate new laws, regulations and regulatory requirements that limit our business operations, especially with regard to our fee or cost model, our results of operations will suffer. As a result of the foregoing and other factors, our net profit margins may decline or we may incur net losses again in the future and may not be able to maintain profitability on a quarterly or annual basis.

Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business.

We are required to obtain applicable licenses, permits and approvals from different PRC regulatory authorities in order to conduct or expand our business. Various governmental authorities in the PRC have promulgated various regulations on the insurance business and internet-based services, including regulations requiring an Insurance Brokerage License and an ICP License. We have obtained, renewed and maintained our Insurance Brokerage License and our ICP License as required by the PRC regulatory authorities. However, there is no assurance that the PRC regulatory authorities will not issue new regulations governing the internet or the insurance product and service industry that might require us to obtain additional licenses, permits or approvals for our current or future business operations, which may materially and adversely our business operations and financial condition.

If we fail to source, design and develop insurance products catering to the evolving needs of insurance clients, we may not be able to retain existing insurance clients or attract new insurance clients to our online platform.

Our future growth depends on our ability to continue to attract new insurance clients and to generate new purchases from existing clients. We must stay abreast of emerging client preferences and product trends that will appeal to existing and potential insurance clients. Our platform makes personalized recommendations of insurance products to clients based on their needs, and offers a comprehensive suite of services to ensure a smooth and efficient insurance experience. We also develop insurance products in cooperation with our insurer partners to meet the evolving needs of insurance clients. Our ability to provide these products and services is dependent on our insurance expertise and our market data analytical capabilities. However, there is no assurance that the insurance products and services that we design and develop together with our insurer partners will cater to the needs of potential or existing insurance clients, sustain for a period of time that we expect them to, or be welcomed or accepted by the market at all. If insurance clients cannot find their desired products on our platform at attractive prices and terms, or find their experience with us dissatisfactory, they may lose trust in us and turn to other channels for their insurance needs, which in turn may materially and adversely affect our business, financial condition and results of operations.

We leverage our user traffic channels to attract new insurance clients to our platform and incur significant costs on paying our user traffic channels service fees.

In addition to growing our client base organically, we also cooperate with our user traffic channels to convert their user traffic to client base of our platform. Our agreements with user traffic channels are generally one to three years subject to renewal. We believe that we generally maintain good relationships with our user traffic channels. However, we cannot assure you that our relationships with them will remain cooperative. If our user traffic channels terminate their cooperation with us, do not renew their agreements with us, choose to work with our competitors, or terminate their cooperation with us due to regulatory requirements, we may lose potential clients and our business and results of operations will be negatively affected. In addition, if our user traffic channels lose influence over their traffic or otherwise fail to effectively convert their users to our clients, our business and results of operations may suffer.

Furthermore, we have incurred significant expenses on paying our user traffic channels service fees and advertisement fees. If certain of our existing user traffic channels require higher rates of service fees or we fail to negotiate favorable terms with them or find new user traffic channels, our cost of client acquisition costs may increase, and our results of operations may be adversely affected.

Any harm to our brand, failure to maintain and enhance our brand recognition, or failure to do so in a cost-effective manner may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our “Huize” brand among our insurance clients, insurer partners, user traffic channels and other industry participants have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintain and enhance our brand. These factors include our ability to:

•	provide compelling products and insurance experience to clients;

•	maintain or improve satisfaction with our client services;

•	increase brand awareness through marketing and brand promotion activities;

•	maintain the reliability of our online platform and technology-based systems;

•	preserve our reputation and goodwill in the event of any negative publicity on us, our partners or the industry in general; and

•	maintain our cooperative relationships with business partners.

If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our online platform, products and services, it may be difficult to maintain and grow our client base, and our business and growth prospects may be materially and adversely affected.

Furthermore, if we are unable to conduct our branding and marketing activities cost-effectively, our financial condition and results of operations may be materially and adversely affected. We have incurred expenses on a variety of different sales and marketing efforts designed to enhance our brand recognition and increase sales of insurance products on our platform. Our marketing and promotional activities may not be well received by clients and may not achieve anticipated results. Marketing approaches and tools in insurance market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our revenues and profitability.

We depend on our cooperation with our insurer partners. Our business may be negatively affected if our insurer partners do not continue their relationship with us or if their operations fail.

Our relationship with insurer partners is crucial to our success. We generate a substantial portion of our revenues from commission fees paid by insurer partners. Certain insurer partners have accounted for a significant portion of our revenues in the past. Our four largest insurer partners in terms of operating revenue contribution aggregately accounted for 54.9% of our total operating revenue in 2019. While we continually seek to diversify our insurer partners, there can be no assurance that the concentration will further decrease. Our ability to attract clients depends on the quantity and quality of insurance products offered by insurer partners on our platform. We provide intelligent underwriting services and integrated solutions to our insurer partners. Our arrangements with our insurer partners are typically not exclusive, and they may have similar arrangements with our competitors. If insurer partners are dissatisfied with our services and solutions or find us ineffective in enhancing their profitability, they may terminate their relationships with us and decide to cooperate with our competitors.

Moreover, insurance companies we work with may develop their own technology capabilities to serve insurance clients online. There can be no assurance that we can maintain relationships with our existing insurer partners on commercially desirable terms. If we fail to prove that our technology capabilities could help improve their operating efficiency or are otherwise valuable to them, our business, financial performance and prospects will be materially and adversely affected.

Furthermore, if our insurer partners or the reinsurance companies they partner with fail to properly fulfil their obligations as insurers under the insurance policies sold on our platform, our clients may lose faith in our platform. If our insurer partners or the reinsurance companies they partner with become insolvent, our clients may not be able to realize the protection expected from the insurance policies, which will negatively affect our reputation and results of operations.

We may not be able to ensure the accuracy and completeness of product information and the effectiveness of our recommendation of insurance products on our platform.

Our insurance clients rely on the insurance product information we provide on our platform. While we believe that such information is generally accurate, complete and reliable, there can be no assurance that the accuracy, completeness or reliability of the information can be maintained in the future. We had in the past failed to provide legally required disclosure on our platform to the attention of our clients, including how we are paid as an insurance broker, and whether we or our senior management are related parties of our insurer partners and other insurance institutions. If we provide any inaccurate or incomplete information on our platform due to either our own fault or that of our insurer partners, or we fail to present accurate or complete information of any insurance products which could lead to our clients’ failure to get the protection or us being warned or punished by regulatory authorities, our reputation could be harmed and we could experience reduced user traffic to our platform, which may adversely affect our business and financial performance.

We may not be able to recommend suitable insurance products to our clients. Our search and recommendation engine may fail to function properly. The data provided to us by our clients, insurer partners and user traffic channels may not be accurate or up to date. Our professional consultation team may not fully understand the clients’ insurance needs and recommend suitable products to them. If our clients are recommended insurance products that do not suit their protection needs, they may lose trust in our platform. Meanwhile, our insurer partners may find our recommendation ineffective. Our insurance clients and insurer partners may consequently be reluctant to continue to use our platform, and our insurer partners may be hesitant to continue to partner with us. As a result, our business, reputation, financial performance and prospects will be materially and adversely affected.

Our business is subject to intense competition, and we may fail to compete successfully against existing or new competitors, which may reduce demand for our services, reduce operating margins, and further result in loss of market share, departures of qualified employees and increased capital expenditures.

The online independent insurance service industry in China is intensely competitive. Our current or potential competitors include (i) other online independent insurance product and service platforms, (ii) traditional insurance intermediaries, (iii) online direct sales channels of large insurance companies, (iv) major internet companies that have commenced insurance distribution businesses, and (v) other online insurance technology companies. New competitors may emerge at any time. Some of our competitors also offer their insurance products on our platform, so they both compete and cooperate with us. Existing or potential competitors may have substantially greater brand recognition and possess more financial, marketing and research resources than we do. Our competitors may introduce platforms with more attractive products, content and features, or services or solutions with competitive pricing or enhanced performance that we cannot match. Some of our competitors may have more resources to develop or acquire new technologies and react quicker to changing requirements of clients and insurance companies. In addition, our target insurance clients, PRC residents with potential insurance needs, may seek insurance products and services in well-equipped and developed neighboring insurance markets. We may fail to compete effectively with our competitors and industry participants in neighboring insurance markets, even if we take initiatives in developing our insurance service capabilities in these neighboring insurance markets, which may reduce demand for our services, result in loss of market share, and further result in reduction of operating margins and departures of qualified employees.

The proper functioning of our internet platform and technology infrastructure is essential to our business. Any disruption to our IT systems and infrastructure could materially affect our ability to maintain the satisfactory performance of our platform and deliver consistent services to our users.

The reliability, availability and satisfactory performance of our IT systems are critical to our success, our ability to attract and retain clients and our ability to maintain a satisfactory user experience and client service. Our servers may be vulnerable to computer viruses, traffic spike that exceeds the capacity of our servers, electricity power interruptions, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown and unavailability, delays in transaction processing, loss of data, and the inability to accept and fulfill client orders. We have not experienced system interruptions that materially affected our operations in the past, but we can provide no assurance that we will not experience unexpected interruptions in the future. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems and technology infrastructure from any third-party intrusions, electricity power interruptions, viruses and hacker attacks, information and data theft, and other similar activities. Any such future occurrences could damage our reputation and result in a material decrease in our revenues.

We have identified deficiencies in our information technology system relating to (i) lack of necessary management and supervision of super user/administrative accounts, and (ii) lack of formal management control during program development and change process. We have engaged risk assurance advisors to help us design and implement IT controls necessary for us, including updating our IT security policy, enhancing management of IT system and database. However, there can be no assurance that the foregoing deficiencies can be cured in a timely and cost-effective manner. We may identify other deficiencies in the future, which may require us to expend significant resources to remediate.

Additionally, we are constantly upgrading our platform and infrastructure to provide increased scale, improved performance and additional built-in functions and additional capacities. Maintaining and upgrading our technology infrastructure require significant investment of time and resources, including adding new hardware, updating software, and recruiting and training new engineering personnel. During updates, our systems may experience interruptions, and the new technologies and infrastructures may not be fully integrated with the existing systems timely, or at all. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired quality of user experience and delays in reporting accurate operating and financial information, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

Failure to prevent cybersecurity breaches will materially and adversely affect our business, reputation, financial condition and results of operations.

The massive volume of data that we process and store makes us or third party service providers who host our servers an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect our database, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and insurer partners could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. The PRC Network Security Law promulgated by the Standing Committee of the National People’s Congress, effective on June 1, 2017, stipulates that a network operator, including internet information services providers among others, must adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. While we have adopted comprehensive measures to comply with the applicable laws, regulations and standards, there can be no assurance that such measures will be effective. If we were found by the regulatory authorities to have failed to comply with the PRC Network Security Law, we would be subject to warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of our platform or even criminal liabilities and our business, financial condition and results of operations would be adversely affected.

Our business generates and processes a large amount of data. Any failure to protect the confidential information of third parties or improper use or disclosure of such data may subject us to liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation, and deter our clients from using our online platform.

Our platform stores and processes certain personal and other sensitive data provided by insurance clients, and we make certain personal information provided by clients or third party data providers available to insurer partners with user consent. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in PRC and numerous foreign jurisdictions. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, this regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We cannot assure you that our existing privacy and personal protection system and technical measures will be considered sufficient under applicable laws and regulations. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

Our practices may become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. For example, the European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our platform and input protected information, we may become subject to provisions of the GDPR.

The sophisticated and innovative technologies we use for the operation of our business are new and require continuous developments and upgrades. We cannot assure you that these technologies will fully support our business.

We regard technology as critical to our ability to provide high-quality products and superior client services. We have invested substantial resources in developing the sophisticated and innovative technology systems that we use for our daily operations. We expect these technologies to support the smooth performance of key functions in our platform, such as searching for and finding suitable insurance products, intelligent underwriting, and claim application and settlement. To adapt to evolving client needs, requirements of insurer partners, and emerging industry trends, we may need to develop other new technologies or upgrade existing platform and systems. If our efforts to invest in the development of new technologies or the upgrade of existing technologies are unsuccessful, our business, financial condition and results of operations may be materially and adversely affected.

In addition, the maintenance and processing of various operating and financial data is essential to our data analytical capabilities and the day-to-day operation of our business. Our ability to provide products and services and to conduct day-to-day business operations depend, in part, on our ability to maintain and make timely and cost-effective enhancement and upgrade to our technology and introduce innovative functions which can meet changing business and operational needs. Failure to do so could put us at a disadvantage to our competitors and cause economic losses. We can provide no assurance that we will be able to keep up with technological improvements or that the technology developed by others will not render our services less competitive or attractive.

Negative publicity about us, our shareholders, insurer partners, user traffic channels and individual and institutional promoters that we cooperate with, and other participants in the insurance industry may harm our brand and reputation and have a material adverse effect on our business and operating results.

Our brand and reputation are critical to our business and competitiveness. Factors that are vital to our reputation include but are not limited to our ability to:

•	recommend suitable insurance products to users;

•	provide effective and smooth insurance experience to insurance clients;

•	enhance risk management capabilities;

•	innovate and improve the products and services we provide;

•	effectively manage and resolve complaints from users and insurer partners; and

•	effectively protect private information and data.

Any negative publicity about the foregoing or other aspects of our company, including but not limited to our directors, management, shareholders, business, legal compliance, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results. In addition, regulatory inquiries or investigations, lawsuits initiated against us, employee misconduct, among other things, could also result in negative publicity on us. Furthermore, negative publicity with respect to our business partners or the industry in which we operate may materially and adversely affect our business and results of operations.

Some user traffic channels that we cooperate with have not obtained operating licenses or completed regulatory registrations that are required to cooperate with us, or have failed to disclose legally required information to clients.

We leverage our user traffic channels to convert their user traffic to our insurance clients. Under the PRC law, these user traffic channels are prohibited to sell any insurance products unless they hold licenses required by regulatory authorities, and are required to register with regulatory authorities as qualified third-party platforms that cooperate with us. Starting from 2015, for user traffic channels that had established strong business relationships with us, which account for a relatively large portion of GWP facilitated on our platform, we assisted them in their registrations with regulatory authorities as qualified third-party online platforms cooperating with us to operate online insurance business. For user traffic channels that have a relatively short history of cooperation with us, or those that contribute a less significant portion of GWP facilitated on our platform, we have determined to change our cooperative business model with them to avoid the requirement for regulatory registration. Currently there are two business models, the CPS (Continuation Passing Style) model and the API (Application Programming Interface) model. Some of these unregistered user traffic channels have adopted the API model that involves transactions through technical integration with our system, which requires them to complete regulatory registrations as our qualified third-party online platforms. We are in the process of assisting user traffic channels that cooperate with us under the API model to complete the required regulatory registration. As of the date of this annual report, user traffic channels that we cooperate with that had not been registered contributed to an insignificant portion of our total GWP facilitated. Unqualified online platforms may be required to terminate their cooperation with insurance institutions like us. Insurance institutions who cooperate with third-party online platforms that are not compliant with relevant PRC laws are subject to rectification orders, suspension of cooperation until such third-party online platforms become qualified or further, administrative penalties by the regulatory authorities. We cannot guarantee you that all regulatory registrations can be completed in a timely manner, or at all, or the measures we take will timely address non-compliance issues, or that regulatory authorities will not enforce any penalties or take other actions against us. In addition, if the API model is prohibited by new regulatory requirements, we will change our cooperation model with relevant user traffic channels to the CPS model or discontinue our cooperation with them. If we terminate existing cooperative relationships with certain user traffic channels, we may face legal actions taken by them for breaches of existing business agreements or other legitimate reasons, which may adversely affect our business operations and financial condition.

In addition, as of the date of this annual report, some of our user traffic channels have not obtained the ICP license or had not completed necessary filings or registrations with relevant authorities as required by applicable laws or regulations, the lack of which may result in termination of their internet-based businesses by regulatory authorities. Furthermore, some of our user traffic channels had failed to disclose legally required information to insurance clients on their platforms. Although we have notified the relevant user traffic channels to rectify the situation, there is no assurance that they will be able to rectify the situation and become compliant with regulatory requirements in a timely fashion, or at all. Our user traffic channels who have not been registered with regulatory authorities or have not obtained necessary licenses, or who have failed to disclose legally required information to clients may not be able to continue their cooperation with us, which may reduce the number of new clients attracted to our platform, and our cooperation with these user traffic channels may subject us to fines. As a result, our business, financial performance and results of operations may be materially and adversely affected.

Furthermore, under our agreements with certain insurer partners, we are not allowed to distribute their insurance products through user traffic channels that have not been registered as qualified third-party online insurance service providers. Therefore, we may breach the agreements with them if we distribute their insurance products through unregistered user traffic channels, which might subject us to defaulting liabilities and adversely affect our financial condition.

Our business model may be replicated by other online insurance distributors or product and service platforms, and internet companies and traditional insurance companies aiming to engage in online insurance distribution business.

The leading Chinese internet companies have experienced the fast-moving internet development in China in past decades and have demonstrated their strong capacities in client-centric and efficiency driven business development and innovation. We are operating in an emerging industry, and we may be exposed to uncertainties and risks. Given the large amount of data and strong capacity of technological development the leading Chinese internet companies have, we believe it is possible that these companies can develop their insurance business to compete with us in a short period of time. In addition, we have seen certain traditional insurance companies and other insurance service providers enter the online insurance service market in order to take advantage of the soaring opportunities emerged from online ecosystems. Considering these internet companies’ strong abilities in promoting their products through their existing abundant online channels and the potential of traditional insurance companies and other insurance service providers to convert their offline resources and clients online, we may face severe competition in the near future from these potential competitors. Moreover, given that terms of insurance product are relatively transparent, our competitors can copy the insurance products we design and develop together with our insurer partners soon after they are launched, possibly at lower prices than what we offer. If we fail to continue to upgrade our insurance product offerings that meet market demand quickly, we may not be able to keep our edge in the competition, and our business and results of operations will be negatively affected.

Because the brokerage income we earn on the sale of insurance products is based on premiums, and commission fee rates agreed between us and our insurer partners, any decrease in these premiums or commission fee rates may have an adverse effect on our results of operations.

We are engaged in the insurance brokerage business and derive revenues primarily from commission fees paid by the insurer partners whose insurance policies our clients purchase. The commission fee rates are set by insurer partners or negotiated between insurer partners and us, and are based on the premiums that the insurer products charge. Commission fee rates and premiums can change based on the prevailing economic, regulatory, taxation and competitive factors that affect our insurer partners. These factors, which are not within our control, include the capacity of insurer partners to place new business, profits of insurer partners, consumer demand for insurance products, the availability of comparable products from other insurance companies at lower costs, and the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers. In addition, premium rates for certain insurance products are tightly regulated by the CBIRC. Because we do not determine, and cannot predict, the timing or extent of premium or commission fee rate changes, we cannot predict the effect any of these changes may have on our operations. Any decrease in premiums or commission fee rates may significantly affect our profitability.

We rely on the multi-dimensional data we collect to enhance our business performance and results, and we cannot assure you that we will be able to accumulate or access sufficient data in the future or to analyze the data effectively, the lack of which may materially and adversely affect our business and results of operations.

We highly rely on our data in every step of the entire insurance value chain, including research and development of our insurance products, risk management, claim settlement, and client services. We develop our proprietary technologies on top of cloud computing infrastructures of third-party providers to automate and streamline the various processes in our operations, support our day-to-day business analytics and provide periodic or real-time applications in supporting our large amount of transactions and executing our strategies. We have made substantial investments in ensuring the effectiveness of our data analytics that supports our rapid growth and enables us to provide efficient services to insurance clients. We cannot assure you that we will be able to continually collect and retain sufficient data, or improve our data technologies to satisfy our operating needs. Failure to do so will materially and adversely affect our business and results of operations.

Failure to maintain accuracy in actuarial statistics, assisting in underwriting, and proposing pricing of insurance products to insurer partners could have a material adverse effect on our business, results of operations and financial condition.

We operate an intelligent underwriting system where we code underwriting criteria set by insurers in our system and the system automatically generates eligibility for purchasing insurance products. For customized insurance products we designed and developed together with our insurer partners, we conduct actuarial and propose pricing range to our insurer partners. Therefore, we rely heavily on the accuracy in actuarial statistics and capabilities in accurate underwriting and proposing pricing of products we offer to conduct our business, including recording and processing our operational and financial data and effectively executing our business plans through accurate actuarial analysis and pricing modeling. The proper functioning of our actuarial analysis, statistical analysis, products pricing suggestion, risk management, financial control, accounting, client database, client service and other data processing systems is highly critical to our business and our ability to compete effectively. We rely on our dedicated talents with actuarial expertise to conduct actuarial analysis, and we rely on our research and development team to enhance our data capabilities to perform pricing modeling. We cannot guarantee you that we will be able to continue to upgrade our technology and maintain our capacity and accuracy, or to successfully retain our employees with actuarial expertise or to hire new ones. Failure of maintaining such capacity and accuracy could have a material adverse effect on our business, results of operations and financial condition.

A significant portion of our brokerage income is contributed by a limited number of insurance products. If we cannot continue to offer these insurance products on our platform for any reason or the popularity of these products declines, our brokerage income may decrease and our financial condition and results of operations may be materially and adversely affected.

We generate a significant portion of our brokerage income from a limited number of popular insurance products, primarily our tailor-made long-term life and health insurance products. In 2019, the top five insurance products in terms of brokerage income contribution aggregately accounted for 32.3% of our total brokerage income, as compared to 37.5% in 2018. We believe the concentration was partially due to the comprehensive protection coverage with reasonable policy terms making these tailor-made insurance products more attractive than others. Although we plan to continue to diversify our product offerings, launch more tailor-made insurance products, expand our client base and generate brokerage income from a wider variety of insurance products, we cannot guarantee you that we will be able to succeed, and that such concentration will decrease. If we cannot continue to offer these popular insurance products for any reason or the popularity of these products decline, our brokerage income may decrease and our financial condition and results of operations may be materially and adversely affected.

We have in the past sold insurance products on our platform through institutional promoters lacking operating license, and individual promoters who were registered with other insurance institutions or who were not registered with any insurance institutions, which may subject us to potential regulatory risks and may cause breaches of our agreements with insurer partners.

Through www.jumi18.com, www.qixin18.com and www.xiebao18.com, we have in the past engaged institutional promoters lacking insurance operating licenses, and individual promoters whose practice registrations were registered with insurance institutions other than us or who were not registered with any insurance institutions, to promote insurance products we offer on our platform. In return, we paid those promoters service fees. Our cooperation with institutional promoters lacking insurance operating licenses may subject us to regulatory risks, and thus as of the date of this annual report, we have terminated our cooperation with such institutional promoters. Under relevant PRC laws and regulations, professional insurance intermediaries like us must complete practice registrations for individual promoters as our representatives or agents. Historically, for those individual promoters who had a relatively short history of cooperation with us, or who contributed a less significant portion of GWP facilitated on our platform, we did not complete all their practice registrations with us. As of the date of this annual report, we have terminated the cooperation with individual promoters that have not been registered with us. However, we may be subject to administrative orders to rectify these historical non-compliance incidents or further, administrative penalties imposed by the regulatory authorities retrospectively, and if so, our business and results of operations might be materially and adversely affected.

In addition, under relevant PRC laws and regulations, an individual insurance agent or insurance broker can only act within the scope of authority granted by the insurance institution that he/she is registered with. Furthermore, an individual insurance agent who sells life insurance products is only eligible to register with and act as the agent of just one licensed insurance company. Consequently, there exist potential regulatory risks with regard to individuals whose activities went beyond the above restrictions in transactions completed for us in the past, and if the regulatory authorities take retrospective actions against us on those transactions, we may be subject to administrative orders for rectifications, administrative penalties or other actions imposed by the regulatory authorities, which will negatively affect our business and results of operations. Moreover, other insurance institutions with which these individuals are registered may take legal actions against us on the ground of unfair competition or breach of contract, where applicable, for transactions these individuals completed for us in the past. As of the date of this annual report, there has been no such action taken or threatened against us. However, we cannot assure you that we will not face such legal actions in the future. Any such legal actions, regardless of merit, could be expensive and time-consuming to deal with, and could divert resources and the management’s attention from the operation of our business. If we are found liable in any such legal actions, we might be required to pay substantial amounts of damages to these insurance institutions and our business and reputation will suffer.

Furthermore, under our agreements with certain insurer partners, we should not delegate any of our rights or obligations as their insurance service provider to any third party. These insurer partners may consider our cooperation with third-party insurance agents as a breach of their agreements with us, which may subject us to liabilities under the agreements and damage our cooperative relationships with these insurer partners, and in turn adversely affect our business and results of operations.

Our business operation in Hong Kong had been noncompliant with applicable laws and regulations.

In the past, the operations of our Hong Kong subsidiary, Hong Kong Smart Choice Ventures Limited, or Hong Kong Smart Choice, had certain non-compliance incidents under applicable Hong Kong laws and regulations. Hong Kong Smart Choice, a company that is not a licensed insurance broker in Hong Kong, had engaged certain third parties to provide insurance advisory services to clients, which may be deemed as an offense under the Insurance Ordinance of Hong Kong and may subject Hong Kong Smart Choice to fines or even criminal liabilities. If Hong Kong Smart choice is punished by Hong Kong regulatory authorities, we may bear economic losses, our Hong Kong operations may be partially or wholly suspended, and our reputation, business, results of operations and our financial conditions will suffer. In addition, Hong Kong Smart Choice has in the past held an equity interest in Full Run Insurance Broker Limited, or Full Run, which had been noncompliant with applicable Hong Kong laws and regulations, including carrying out solicitation activities without being authorized and failing to comply with certain corporate governance requirements under the Hong Kong law. Although Hong Kong Smart Choice disposed of its equity interest in Full Run in July 2019, we cannot assure you that Hong Kong Smart Choice will not bear economic loss related to Full Run’s noncompliance during the period when it was a shareholder of Full Run, which will in turn negatively affect our reputation, business, results of operations and our financial conditions will suffer.

We have in the past made claim payments to insurance clients at our own discretion under our agreements with insurer partners.

Prior to early 2019, pursuant to our agreements with certain property & casualty insurer partners, we provided claim payment services to insurance clients for small amount claim applications to expedite the claim settlement and thus enhance user experience. For insurance clients who submitted claim applications on Ding Dong Claim under certain pre-determined amounts, we made advance payments directly to insurance clients, and subsequently claim these payments from our insurer partners. For claim applications that either exceed these amounts, or that we disagreed to pay, we defer the applications to our respective insurance partners to process. According to the PRC law, only licensed insurance companies are eligible to determine the final amounts for claim settlement. Therefore, the claim settlement process we applied through Ding Dong Claim prior to early 2019 may be considered as activities exceeding our business scope, and may subject us to fines and warnings by PRC regulatory authorities. We are in the process of amending our agreements with most of the relevant insurer partners with regard to our claim settlement procedures to ensure that our insurer partners have the sole discretion in determining whether to approve claim applications and the final amounts for claim settlement. However, we cannot guarantee you that our past practice will not expose us to penalties or other regulatory actions, the occurrence of which may negatively affect our reputation, business and results of operations.

In addition, for claim applications that we have made advance payments, our insurer partners may reject reimbursement to us, which will adversely affect our financial condition. If it takes longer time for these insurance partners to reimburse us than we expect, we will be subject to greater pressure on our cash flow, which will adversely affect our results of operations and financial conditions.

If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We continue to experience rapid growth in our business, which will continue to place significant demands on our management, operational and financial resources. We may encounter difficulties as we expand our operations, data and technology, sales and marketing, and general and administrative functions. We expect our expenses to continue to increase in the future as we acquire more users, launch new technology development projects and build additional technology infrastructure. Continued growth could also strain our ability to maintain the quality and reliability of our platform and services, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. We may expand into geographic areas where we do not have experience with local regulations or regulators or where local market conditions are unfavorable for our business model. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

Acquisitions, strategic alliances and investments could be difficult to integrate, disrupt our business and lower our results of operations and the value of your investment.

We may enter into selected strategic alliances and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us further improve our technology system. These strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. Acquired businesses or assets may not generate expected financial results immediately, or at all, and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations, which could negatively affect our results of operation. In addition, certain shareholders operate similar insurance product and service platforms like we do and there remain potential conflicts of interest. If any of such conflicts of interest are not resolved in our favor, we could lose opportunities in strategic acquisitions and alliances, and our business, financial condition and results of operations will be materially and adversely affected.

Our success depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly our co-founders and the executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to find suitable replacements, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may not be able to enforce them at all. If we are not able to agree on satisfactory severance arrangements with any departing officer or resolve any resulting disputes, we would incur additional time and expenses in handling such matters and our management team’s attention may be diverted.

If we are unable to recruit, train and retain qualified personnel, our business may be materially and adversely affected.

We believe our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for personnel with expertise in insurance, sales and marketing, technology and risk management is extremely intense in China. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and our ability to serve insurance clients and insurer partners could diminish, resulting in a material adverse effect to our business.

If our user traffic channels, other business partners or employees engage in any misconduct or cause errors to occur in our system, our business, financial condition and results of operations could be materially and adversely affected.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our user traffic channels, other parties we collaborate with and by our employees. Our business depends on our employees and/or business partners to interact with clients and provide various services in relation to the purchase of insurance products. Misconduct could include making misrepresentations when marketing or selling insurance products to clients, hiding or falsifying material information in relation to insurance contracts, colluding with applicants, insureds, or beneficiaries to obtain insurance benefits, failing to disclose legally required information to clients, engaging in false claims or otherwise not complying with laws and regulations or our internal policies or procedures. Any of the aforementioned misconduct by parties we cooperate with may cause potential liabilities of us, and further subject us to regulatory actions and penalties. If any third parties that are important to our operations are sanctioned by regulatory actions, our business operations will be disrupted or otherwise negatively affected.

We could also be negatively impacted if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human errors, purposeful sabotage or fraudulent manipulation of our operations or systems. It is not always possible to identify and deter misconduct or errors by employees or business partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or business partners fail to follow our rules and procedures when interacting with clients, we could be liable for damages and subject to regulatory actions and penalties. Any of these occurrences could result in our diminished ability to operate our business, inability to attract users, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Any failure to protect our intellectual property could harm our business and competitive position.

We regard our software registrations, trademarks, patents, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and financial performance may be materially and adversely affected.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our financial performance may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Our future growth depends on the further acceptance of the internet as an effective platform for disseminating insurance products and content.

The internet, and particularly the mobile internet, has gained increasing popularity in China as a platform for insurance products and content in recent years. However, certain participants in the industry, especially traditional insurance companies, and many insurance clients have limited experience in handling insurance products and content online, and some insurance clients may have reservations about using online platforms. For example, clients may not find online content to be reliable sources of insurance product information. Some insurance companies and reinsurance companies may not believe online platforms are secure for risk assessment and risk management. Others may not find online platforms effective when promoting and providing their products and services, especially to targeted clients in lower-tier cities or rural areas. If we fail to educate clients, insurance companies and reinsurance companies about the value of our platform and our products and services, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet and particularly the mobile internet as an effective and efficient platform for insurance products and content is also affected by factors beyond our control, including negative publicity and restrictive regulatory measures. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Our current risk management system may not be able to exhaustively assess or mitigate all risks to which we are exposed, which could negatively affect our business and results of operations.

We have established risk management, quality control and internal control systems, consisting of policies and procedures that we believe are appropriate for our business. However, the implementation of such policies and procedures may involve human error and mistakes. Moreover, we may be exposed to fraud or other misconduct committed by our employees, or other third parties, including but not limited to our clients and partners, or other events that are out of our control, that could adversely affect our product quality and reputation and subject us to financial losses and sanctions imposed by government authorities. As a result, despite our efforts to improve the aforementioned systems, we cannot assure you that our risk management, quality control and internal control systems are able to completely eliminate non-compliance matters or product defects.

Failure to deal effectively with any fraud perpetrated on our platform could harm our business.

We face risks with respect to fraudulent activities on our platform. We cannot guarantee that all of the transactions conducted on our platform with insurance clients are commercially fair. We cannot fully eliminate insurance fraud and reverse selection insurance behaviors. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our platform, there can be no assurance that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among our insurance clients and insurer partners. In addition, illegal, fraudulent or collusive activities by our employees or third party agents could also subject us to liability and negative publicity. Any illegal, fraudulent or collusive activity could severely damage our brand and reputation as an operator of a trusted online platform, which could adversely affect our business, financial condition and results of operations.

Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions.

We maintain certain insurance policies to safeguard us against risks and unexpected events, including insurance broker/agent practice liability insurance. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees in compliance with applicable PRC laws. We do not maintain business interruption insurance. We consider our insurance coverage to be sufficient for our business operations in China. However, we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

We may from time to time be involved in disputes with various parties involved in the development and sale of our products. These disputes may lead to protests or legal or other proceedings and may result in damage to our reputation, substantial costs to our operations, and diversion of our management’s attention. In addition, we may disagree with regulatory bodies in certain aspects in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in liabilities and cause delays to our properly developments. We have been involved in legal proceedings or disputes in the ordinary course of business. In addition, as we change our cooperation model or terminate cooperation with some of our user traffic channels and individual agents to meet regulatory requirements, we cannot assure you that dispute will not arise therefrom or any of these counterparties will not take legal actions against us. We cannot assure you that we will not be involved in any other major legal proceedings in the future. Any involvement on these disputes may materially and adversely affect our business, financial condition and results of operations.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

Certain of our lease agreements have not been registered with the relevant PRC government authorities as required by PRC law, which will not affect the validity of these lease agreements but may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the relevant authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, the specific amount of which is at the discretion of the relevant authority. Out of the eight lease agreements we had as of the date of this annual report, we had not completed lease agreement registration for three properties, and our maximum exposure to penalties by relevant PRC authorities for failure of registration was approximately RMB30,000.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results.

For the fiscal year ended December 31, 2019, we are not required to provide a report of management on our internal control over financial reporting, and our independent registered public accounting firm is not required to conduct an audit of the effectiveness of our internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. However, in the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2019, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting as of December 31, 2019. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness in our internal control over financial reporting. We and our independent registered public accounting firm are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, additional material weaknesses may have been identified.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of this Act will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the Nasdaq Global Market, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have granted and may continue to grant options, restricted share units and other types of awards under our share option plan, which may result in increased share-based compensation expenses.

We adopted a global share incentive plan in June 2019, which we refer to as the Global Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under our Global Plan, we are authorized to grant options, restricted share units and other types of share incentive awards. As of March 31, 2020, the maximum aggregate number of common shares which may be issued pursuant to all awards under the Global Plan is 57,501,813 common shares, and 38,038,373 restricted shares and options to purchase a total of 19,463,440 common shares are outstanding. We adopted a 2019 share incentive plan in June 2019, which we refer to as the 2019 Plan. Under the 2019 Plan, the maximum number of common shares that may be issued is 20,351,945 common shares. As of March 31, 2020, no share incentive award is outstanding under the 2019 Plan. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lockup period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges.

Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak.

Any outbreak of contagious diseases, or other adverse public health developments, could restrict general commercial activities in affected regions, resulting in reduced business volume, temporary closure of our offices or otherwise adversely affect our business operations. The ongoing COVID-19 outbreak has caused temporary closures of our offices and implementation of short-term measures for employees to work remotely from home in our headquarter and other offices. We and our insurer partners and user traffic channels have been gradually recovering from the general shutdown and delay in commencement of operations in China since the beginning of March. Even though our business is currently operational, our service capacity and operational efficiency has been and are still adversely affected by the COVID-19 pandemic due to decreased productivity of our workforce as a result of work from home measures and the necessity to comply with various disease control protocols in our business facilities. The duration of such business disruption and the resulting operational and financial impact cannot be reasonably estimated at this time but may negatively affect our financial results for our first quarter, second quarter and fiscal year 2020. The global spread of COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our results of operations will depend on future developments, which are highly uncertain and cannot be predicted. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. If the COVID-19 pandemic and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition, and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC, and particularly Shenzhen. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services and solutions. In recent years, there have been outbreaks of epidemics in China and globally, such as H1N1 flu, avian flu or another epidemic. Our business operations could be disrupted by any of these epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could significantly impact the insurance industry, which could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarters are located in Shenzhen, where most of our management and employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Shenzhen. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shenzhen, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Our business is subject to fluctuations, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly revenues and other operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. Each of our business lines may have different seasonality factors and the mix of our revenue source may shift from time to time. For life and health insurance products, we generally have more purchase orders in the first quarter of each year. On the other hand, for property & casualty insurance products we offer on our platform, mostly consisted of travel insurance products, we experience more purchase orders in the third quarter, and the first and fourth quarters of each year are the low season for travel insurance products. If the insurance product mix we offer on our platform changes, the fluctuation trend of our results of operations will change accordingly. We may also introduce promotional activities or enhance our marketing and branding efforts in ways that further cause our quarterly results to fluctuate and differ from historical patterns. In addition, our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected figures. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our historical results as an indication of our future performance because our fast growth in the past may have masked the seasonality that might otherwise be apparent in our results of operations. Our results of operations in future quarters may fall below expectations, which could cause the price of our ADSs to fall.

A severe or prolonged downturn in Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges, including the US-China trade war, the end of quantitative easing and start of interest rate hike by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global and Chinese economy. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility in oil and other markets, and over the expansion of terrorist activities into Europe and other regions. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects.

Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and insurance industry in China. The growth rate of the Chinese economy had gradually slowed down since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. China had a negative gross domestic product, or GDP growth in the first quarter of 2020, which broke the record of the continued GDP growth in China for the past decades. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to insurance brokerage and the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Due to the PRC legal restrictions on foreign ownership of internet-based business and qualification requirements on foreign investors in the insurance brokerage business, we rely on certain contractual arrangements with our VIE and its shareholders to conduct substantially all of our operations in China. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Edition), which was promulgated on June 30, 2019 and implemented on July 30, 2019. and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Administrative Provisions on Foreign-Invested Telecommunications Enterprises (revised in 2016), and other applicable laws and regulations.

We are a Cayman Islands exempted company and our WFOE is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct operations in China through an affiliated PRC entity, Shenzhen Huiye Tianze Investment Holding Co., Ltd., or Huiye Tianze. We have entered into a series of contractual arrangements with Huiye Tianze and its shareholders, which enable us to (i) exercise effective control over Huiye Tianze, (ii) receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Huiye Tianze, and (iii) have an exclusive option to purchase all or part of the equity interests in or assets of Huiye Tianze when and to the extent permitted by PRC laws. Because of these contractual arrangements, we are deemed the primary beneficiary of Huiye Tianze and hence consolidate its financial results as our variable interest entity, or our VIE, under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

If the ownership structure, contractual arrangements and businesses of our PRC subsidiary, our VIE and its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiary, our VIE or its subsidiaries fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•

shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our WFOE, our VIE and its subsidiaries;

•	imposing fines, confiscating the income from our WFOE, our VIE or its subsidiaries, or imposing other requirements with which we or our VIE may not be able to comply;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledge of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

•

restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our VIE, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China but it does not explicitly stipulate the contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still remains silent on whether contractual arrangements should be deemed as a form of foreign investment. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the Foreign Investment Law still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Law (2020 Revision) (as amended) of the Cayman Islands (the “ES Law”), a “relevant entity” is required to satisfy the economic substance test set out in the ES Law. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our company. Based on the current interpretation of the ES Law, we believe that our company, Huize Holding Limited, is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company, Huize Holding Limited, is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (“the Companies Law”); and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Law. Uncertainties over the interpretation and implementation of the ES Law may have an adverse impact on our business and operations.

We rely on contractual arrangements with our VIE, and its shareholders for our operations in China, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on variable interest entity arrangements to conduct a significant part of our operations in China. We rely on contractual arrangements with our VIE and its shareholders to conduct a significant part of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that our VIE and its shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over our VIE.

If our VIE or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The directors of our VIE may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

PRC laws and regulations provide that a director owes a fiduciary duty to the company to which he or she acts as a director. The directors of our VIE, including Mr. Cunjun Ma and Mr. Li Jiang, our Chief Executive officer and our Chief Operating Officer, must act in good faith and in the best interests of our VIE and must not use their respective positions for personal gains. On the other hand, as the directors of our company, Mr. Cunjun Ma and Mr. Li Jiang have a duty of care and loyalty to our company and to our shareholders as a whole under the Cayman Islands law. We control our VIE through contractual arrangements, and the business and operations of our VIE are closely integrated with our subsidiaries’ business and operations. Nevertheless, conflicts of interests for these individuals may arise due to their dual roles both as directors of our VIE and as directors of our company.

We cannot assure you that should any conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these individuals and our company. If we cannot resolve any conflicts of interest or disputes between us and these individuals, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our ability to enforce the equity pledge agreements between us and the shareholders of our VIE may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to our VIE, shareholders of our VIE pledged their equity interests in our VIE to our WFOE to secure our VIE’s and its shareholders’ performance of the obligations and indebtedness under the Exclusive Business Cooperation Agreement, Exclusive Option and Equity Escrow Agreement. As of the date of this annual report, we have registered such equity pledges with the relevant local branch of the State Administration for Market Regulation, or the SAMR. Under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If our VIE fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledger to sell the equity interests in our VIE, as applicable, in an auction or private sale and remit the proceeds to our subsidiary in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our VIE. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our WFOE that is a party to the Exclusive Option and Equity Escrow Agreement to designate another PRC person or entity to acquire the equity interests in such VIE and replace the existing shareholders pursuant to the Exclusive Option and Equity Escrow Agreement.

In addition, in the registration forms of the local branch of the SAMR for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our WFOE shall be designated as a fixed figure. The equity pledge agreements with the shareholders of our VIE provide that the pledged equity interest constitutes continuing security for any and all of the indebtedness, obligations and liabilities of our VIE under the relevant contractual arrangements, and therefore it is possible that the amount of registered equity interests cannot cover the secured obligation as a whole. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of our VIE and its subsidiaries for the benefit of us or our WFOE, although our VIE grants our WFOE options to purchase the assets of our VIE and its equity interests in its subsidiaries under the Exclusive Option and Equity Escrow Agreement.

If our VIE and its subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy their assets, which could reduce the size of our operations and materially and adversely affect our business.

We do not have priority pledges and liens against the assets of our VIE. If our VIE undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on the assets of our VIE. If our VIE liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by our VIE to our WFOE under the applicable service agreement.

If the shareholders of our VIE were to attempt to voluntarily liquidate our VIE without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request the shareholders of our VIE to transfer all of their respective equity ownership interests to a PRC entity or an individual designated by us in accordance with the option agreement with the shareholders of our VIE. In addition, under the operation agreement signed by our WFOE, our VIE and its shareholders and according to the PRC Property Law, the shareholders of our VIE do not have the right to issue dividends to themselves or otherwise distribute the retained earnings or other assets of our VIE without our consent. In the event that the shareholders of our VIE initiate a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of our VIE without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual arrangements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation will be uncertain.

Our contractual arrangements with our VIE may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our WFOE, our VIE, its shareholders and us, we are effectively subject to the PRC value-added tax at rates from 3% to 6% and related surcharges on revenues generated by our subsidiary from our contractual arrangements with our VIE. The PRC Enterprise Income Tax Law and its Implementing Regulations require every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. According to the Implementing Regulations of the Enterprise Income Tax Law, these transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIE were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our VIE and any of its subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIE and thereby increasing the VIE’s tax liabilities, which could subject the VIE to late fees and other penalties for the underpayment of taxes. Our results of operations may be materially and adversely affected if our VIE’s tax liabilities increase or if either of them becomes subject to late payment fees or other penalties.

Contractual arrangements we have entered into among our WFOE, our VIE and its shareholders may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net profit and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We are not able to determine whether the contractual arrangements we have entered into among our WFOE, our VIE and its shareholders will be regarded by the PRC tax authorities as arm’s length transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned subsidiary in China, Zhixuan International Management Consulting (Shenzhen) Co., Ltd., or our WFOE, our VIE, and our VIE’s shareholders were not entered into on an arm’s length basis or resulted in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust our VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our VIE, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if they are required to pay late fees and other penalties.

We may rely principally on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our WFOE, which in turn relies on consulting and other fees paid to us by our VIE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our WFOE currently has in place with our variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our WFOE, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as our WFOE is required to set aside at least 10% of its accumulated after-tax profits after making up the previous year’s accumulated losses each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Furthermore, if our WFOE and consolidated entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Any limitation on the ability of our WFOE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Relating to Doing Business in China—The dividends we receive from our WFOE may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOE and VIE or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our WFOE, our VIE and its subsidiaries. We may make loans to our WFOE, our VIE and its subsidiaries, or we may make additional capital contributions to our WFOE.

Any loans to our WFOE, which are treated as Foreign Investment Enterprises, or FIEs, under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our WFOE, our VIE and its subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to our consolidated affiliated entities or other domestic PRC entities, according to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017 and the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing in March 2020. The limit for the total amount of foreign debt is 2.5 times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our consolidated affiliated entities or other domestic PRC entities must also be filed and registered with the National Development and Reform Commission, or the NDRC. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be recorded with the Ministry of Commerce, or MOFCOM, or its local counterpart.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect and replaced previous regulations effective on June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to FIEs’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. If our VIE requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our WFOE, our VIE or its subsidiaries or with respect to future capital contributions by us to our WFOE. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Relating to Doing Business in China

Adverse changes in China’s economic, political and social conditions, as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects.

We conduct businesses in the PRC, and therefore our financial conditions and results of operations are subject to influences from PRC’s economic, political and social conditions to a great extent. The PRC economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, control level of corruption, control of capital investment, reinvestment control of foreign exchange, allocation of resources, growth rate and development level.

For decades, the PRC government has implemented economic reform measures to utilize market forces in the development of the PRC economy. We cannot predict whether changes in the PRC’s economic, political and social conditions and in its laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations. In addition, many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on our operations and business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the economy, including the real property industry, which the government believed to be overheating. These actions, as well as other actions and policies of the PRC government, could cause a decrease in the overall level of economic activity in the PRC and, in turn, have an adverse impact on our business and financial condition.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on codified statutes and court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than that in more developed jurisdictions. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effects. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our website and mobile app platform. We do not directly own the website and mobile app platform due to the restriction of foreign investment in businesses providing value-added telecommunications services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in March 2018, the State Council announced the establishment of a new department, the Office of the Central Cyberspace Affairs Commission, (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry, and the National Computer Network and Information Security Management Center was adjusted to be managed by the Office of the Central Cyberspace Affairs Commission Office instead of the MIIT.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our reputation, business and results of operations.

Government control of currency conversion and future fluctuation of Renminbi exchange rates could have a material adverse effect on our results of operations and financial condition, and may reduce the value of, and dividends payable on, our Shares in foreign currency terms.

Substantially all our income, costs and expenses are denominated in Renminbi, which is not currently a completely freely convertible currency. A portion of these income must be converted into other currencies to meet our foreign currency obligations, including our payments of declared dividends, if any, for our Shares.

Under the PRC’s existing foreign exchange regulations, by complying with certain procedural requirements, we will be able to undertake current account foreign exchange transactions, including payment of dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange. However, the PRC government may take measures at its discretion in the future to restrict access to foreign currencies for capital account and current account transactions under certain circumstances. We may not be able to pay dividends in foreign currencies to our Shareholders if the PRC government restricts access to foreign currencies for current account transactions. Under existing PRC foreign exchange regulations, conversion of Renminbi is permitted, without prior approval from the SAFE, for current account transactions, including profit distributions, interest payments and expenditures from trade-related transactions, as long as certain procedural requirements are complied with. However, approval from and registration with the SAFE and other PRC regulatory authorities are required where Renminbi is to be converted into foreign currency and remitted out of China for capital account transactions, which includes foreign direct investment and repayment of loans denominated in foreign currencies. These limitations could affect our ability to obtain foreign exchange through equity financing, or to obtain foreign exchange for capital expenditures.

The value of Renminbi against the HK dollar, the U.S. dollar and other currencies fluctuate, subject to change resulting from the PRC government’s policies, and depends to a large extent on domestic and international economic and political developments as well as supply and demand in the local market. It is difficult to predict how market forces or government policies may impact the exchange rate between the Renminbi and the HK dollar, the U.S. dollar or other currencies in the future. In addition, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals.

Furthermore, the net proceeds from our initial public offering are deposited overseas in currencies other than Renminbi until we obtain necessary approvals from relevant PRC regulatory authorities to convert these proceeds into onshore Renminbi. If the net proceeds cannot be converted into onshore Renminbi in a timely manner, our ability to deploy these proceeds efficiently may be affected, as we will not be able to invest these proceeds on RMB-denominated assets onshore or deploy them in uses onshore where Renminbi is required, which may adversely affect our business, results of operations and financial condition.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, U.S. Department of Justice and other U.S. authorities may also experience difficulties in bringing and enforcing actions against us or our directors and officers, including in instances of fraud or other wrongdoing.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

In addition, shareholder claims that are common in the United States, including class action securities law and fraud claims, may be difficult to pursue as a matter of law or practicality in China. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or our ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. The reporting currency of our company is the U.S. dollar. However, the functional currency of our consolidated operating subsidiaries and variable interest entity is the Renminbi and substantially all of their revenues and expenses are denominated in Renminbi. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of these proceeds. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from, and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PR C-resident beneficial owners or our WFOE to liability or penalties, limit our ability to inject capital into our WFOE or limit our WFOE’s ability to increase their registered capital or distribute profits.

PRC residents are required to file or obtain the certificates of outbound investment from, or register with, regulatory authorities when investing in offshore companies. According to administrative measures for the outbound investment by PRC entities promulgated by the NDRC and MOFCOM, PRC entities shall obtain the approval or file with the NDRC and MOFCOM when investing in offshore companies, and shall update or apply for amendment in respect to the certificates, filings or registrations in the event of any significant changes with respect to the offshore investment. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents (including individuals and entities) to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

As of the date of this annual report, all of our beneficial owners who are PRC individuals have completed their initial registration or amendment of such registration under SAFE Circular 37, and our shareholders who are PRC entities have completed SAFE registration under relevant foreign exchange regulations. We have notified and requested all of our shareholders to comply with, or notify their beneficial owners who are PRC residents to comply with applicable PRC regulations, including the requirements of NDRC and MOFCOM and their filing obligation under SAFE Circular 37 and other implementation rules. Nevertheless, we do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will at all times comply with such requirements and obligations. In addition, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will in the future update or apply for amendment with respect to the certificates, filings or registrations in the event of any significant changes with respect to the offshore investment. The failure of our beneficial owners who are PRC residents to register or amend certificates, filings or registrations in a timely manner pursuant to applicable PRC regulations, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in applicable PRC laws and regulations, may subject such beneficial owners or our WFOE to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our WFOE and limit our WFOE’s ability to distribute dividends to our company or conduct other foreign exchange transactions. These risks may have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiaries of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options will be subject to these regulations if those employees exercise such restricted shares, restricted share units or options. Separately, SAFE Circular 37 also requires certain registration procedures to be completed if those employees exercise restricted shares, restricted share units or options before listing. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

In addition, the State Administration of Taxation, or the SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted share units will be subject to PRC individual income tax. Our WFOE have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare plans, open and register accounts for social insurance accounts and housing funds, and contribute in their own names to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where companies operate our businesses. The requirements of employee benefit contribution plans have not been implemented consistently by the local governments in China given the different levels of economic development in different geographical areas.

As of the date of this annual report, certain PRC subsidiaries of our VIE had not made adequate social insurances and housing fund contributions for their employees, failed to open and register the accounts for social insurance and housing funds or engage third-party agencies to make contributions in such agencies’ names to such employee benefit plans. We may be required to make up the contributions for these welfare plans as well as late fees and fines. If we are subject to investigations or penalties related to non-compliance with labor laws, our business, financial condition and results of operations could be adversely affected.

Inflation and increases in labor costs in China could negatively affect our profitability and growth.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees for our services, our financial condition and results of operations may be adversely affected.

It may be difficult to effect service of process upon us, our directors or our executive officers that reside in China or to enforce against them or us in China any judgments obtained from non-PRC courts.

Most of our directors and executive officers reside in China. In addition, most of our assets and those of our directors and executive officers are located in China. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan and many other jurisdictions. As a result, it may not be possible for investors to serve process upon us or those persons in China, or to enforce against us or them in China, any judgments obtained from non-PRC jurisdictions.

On July 14, 2006, the Supreme People’s Court of China and the Government of the Hong Kong Special Administrative Region signed an Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters, or the 2006 Arrangement. Under such arrangement, where any designated People’s Court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil and commercial case pursuant to a choice of court agreement, any party concerned may apply to the relevant People’s Court or Hong Kong court for recognition and enforcement of the judgment. On January 18, 2019, the Supreme Court of the People’s Republic of China and the Department of Justice under the Government of the Hong Kong Special Administrative Region signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the 2019 Arrangement. The 2019 Arrangement, for the reciprocal recognition and enforcement of judgments in civil and commercial matters between the courts in mainland China and those in the Hong Kong Special Administrative Region, stipulates the scope and particulars of judgments, the procedures and ways of the application for recognition or enforcement, the review of the jurisdiction of the court that issued the original judgment, the circumstances where the recognition and enforcement of a judgment shall be refused, and the approaches towards remedies, among others. After a judicial interpretation has been promulgated by the Supreme People’s Court and the relevant procedures have been completed by the Hong Kong Special Administrative Region, both sides shall announce a date on which the 2019 Arrangement shall come into effect. The 2019 Arrangement shall apply to any judgment made on or after its effective date by the courts of both sides. The 2006 Arrangement shall be terminated on the same day when the 2019 Arrangement comes into effect. If a “written choice of court agreement” has been signed by parties according to the 2006 Arrangement prior to the effective date of the 2019 Arrangement, the 2006 Arrangement shall still apply. Although the 2019 Arrangement has been signed, its effective date has yet to be announced. Therefore, there are still uncertainties about the outcomes and effectiveness of enforcement or recognition of judgments under the 2019 Arrangement.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation.

In collaboration with our third-party service providers, we have adopted various policies and procedures, such as internal controls and “know-your-client” procedures, for anti-money laundering purposes. The Guidelines on Promoting the Healthy Development of Internet Finance Industry, or the Fintech Guidelines purports, among other things, to require internet financial service providers, including us, to comply with certain anti-money laundering requirements, including:

•	the establishment of a borrower identification program;

•	the monitoring and reporting of the suspicious transaction;

•	the preservation of borrower information and transaction records; and

•	the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters.

There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted, given that our anti-money laundering obligations in the Fintech Guidelines. Any new requirement under money laundering laws could increase our costs and may expose us to potential sanctions if we fail to comply.

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of third-party service providers as a conduit for money laundering (including illegal cash operations) without our knowledge. If we were to be associated with money laundering (including illegal cash operations), our reputation could suffer and we could become subject to regulatory fines, sanctions or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we and our third-party service providers comply with the applicable anti-money laundering laws and regulations, we and our third-party service providers may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arises from any failure of other insurance service providers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and negatively impact our financial condition and results of operations.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti- monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiary directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of shareholders, the business model and organizational structure; the information about the payment of due income tax outside China on indirect transfer of Chinese taxable property; the substitutability between indirect investment by equity transferor, indirect transfer of Chinese taxable property and direct investment, direct transfer of Chinese taxable property; Chinese tax conventions or arrangements applicable to the proceeds from indirect transfer of Chinese taxable property; and other relevant factors. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There are uncertainties as to the application of SAT Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our WFOE may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The dividends we receive from our WFOE may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China were exempt from PRC withholding tax. Pursuant to the PRC Enterprise Income Tax Law, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our WFOE. Since there is currently no such tax treaty between China and the Cayman Islands, dividends we receive from our WFOE will generally be subject to a 10% withholding tax, which would have a material adverse effect on our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Prior to January 1, 2008, dividends payable to non-PRC investors were exempted from withholding tax. The PRC Enterprise Income Tax Law and its implementation rules provide that PRC enterprise income tax at the rate of 10% will generally be applicable to dividends derived from sources within the PRC and received by non-PRC enterprise shareholders. Similarly, gains derived from the transfer of shares by such shareholders are also subject to PRC enterprise income tax if such gains are regarded as income derived from sources within the PRC. Since there remain uncertainties regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders which are enterprises would be subject to any PRC withholding tax. If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, or if gains on the disposition of our shares by such holders are subject to the EIT Law, your investment in our common shares or ADSs may be materially and adversely affected.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including contracts such as consulting service agreements we enter into with wealth management product providers, which are important to our business, are executed using the chops (a Chinese stamp or seal) or seals of the signing entity, or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our WFOE and consolidated entities have the power to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our WFOE and consolidated entities have signed employment undertaking letters with us or our WFOE and consolidated entities under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our WFOE and consolidated entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our WFOE or consolidated entities, we, our WFOE or consolidated entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal actions to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the United States Securities and Exchange Commission, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China, including that performed by our independent registered public accounting firm. As a result, investors may be deprived of the full benefits of PCAOB inspections.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as Nasdaq of issuers included for three consecutive years on the SEC’s list. Enactment of this legislation or other efforts to increase US regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted recently by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the “big four” PRC-based accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work papers and related documents. The firms were, however, advised and directed that under the PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the SEC. On February 6, 2015, before SEC’s review had taken place, the firms reached a settlement with the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to PRC accounting firms’ audit documents via the CSRC. If they failed to meet specified criteria, the SEC retained the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. We cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the “big four” PRC-based accounting firm become subject to additional legal challenges by the SEC or PCAOB, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainties regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delis ting of our common shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be volatile for factors specific to our own operations, including the following:

•	variations in our net revenues, earnings and cash flow;

•	our or our competitors’ announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	our or our competitors’ announcements of new products and services and expansions;

•	changes in financial estimates by securities analysts;

•	failure on our part to realize monetization opportunities as expected;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	detrimental negative publicity about us, our management, our competitors or our industry;

•	regulatory developments affecting us or our industry; and

•	actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the trading volume and price of the ADSs.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

We have a dual-class common share structure. Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to 15 votes per share. Each Class B common share is convertible into one Class A common share at any time by the holder thereof, while Class A common shares are not convertible into Class B common shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B common shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into an equal number of Class A common shares.

As of March 31, 2020, Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, beneficially owns an aggregate of 150,591,207 Class B common shares, which represents 71.8% of our total voting power. Together with 148,790,026 Class A common shares the voting power of which has been delegated to Mr. Cunjun Ma, Mr. Cunjun Ma will be able to exercise in aggregate 76.5% of our total voting power. Therefore, Mr. Cunjun Ma has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

The dual-class structure of our common shares may adversely affect the trading market for the ADSs.

S&P Dow Jones and FTSE Russell have previously announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common shares may prevent the inclusion of the ADSs representing our Class A common shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs representing our Class A common shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Pursuant to our articles of association, our board of directors has absolute discretion as to whether to declare dividends subject to the requirements of the Companies Law. Our articles of association provides that dividends may be declared and paid out of the profits of our company, realised or unrealised, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Companies Law. Under the Companies Law, no distribution or dividend may be paid out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we receive from our WFOE, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may not have the same voting rights as the holders of our Class A common shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of our ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A common shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A common shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A common shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is ten clear days.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A common shares underlying your ADSs and become the registered holder of such shares to allow you to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A common shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A common shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A common shares underlying your ADSs are voted and you may have no legal remedy if the Class A common shares underlying your ADSs are not voted as you requested.

The depositary will give us a discretionary proxy to vote the Class A common shares underlying your ADSs if you do not give voting instructions to the depositary to direct how the Class A common shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary to direct how the Class A common shares underlying your ADSs are voted, the depositary will give us a discretionary proxy to vote the Class A common shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not give voting instructions to the depositary to direct how the Class A common shares underlying your ADSs are voted, you cannot prevent the Class A common shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A common shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A common shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Class A common shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A common shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We and the depository are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.

We and the depository are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A common shares, but will have no right to any compensation whatsoever.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement or relating to our shares or the ADSs, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A common shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim that they may have against us or the depositary arising out of or relating to our Class A common shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and our ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by, among other things, our memorandum and articles of association, the Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies in the Cayman Islands for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and members. Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records, or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You must rely on the judgment of our management as to the use of the net proceeds from our initial public offering, and such use may not produce income or increase our ADS price.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from our initial public offering may be placed in investments that do not produce income or that lose value.

Our memorandum and articles of association contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A common shares and ADSs.

Our memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Further, as an emerging growth company, we elect to use the extended transition period for complying with new or revised financial accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. We may rely on home country practice with respect to our corporate governance. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or Class A common shares to significant adverse United States federal income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, and the value of our ADSs, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC for any taxable year will also depend, in part, on the composition and classification of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and a non-United States corporation’s PFIC status for any taxable year is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A common shares and on the receipt of distributions on the ADSs or Class A common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A common shares. For more information see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are now a public company and expect to incur significant legal, accounting and other expenses that we would not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our founding team began operating an online insurance business under the “Huize” brand in 2006. Huize Insurance Brokerage Co., Ltd., or Huize Brokerage, formerly known as Shenzhen Huize Insurance Brokerage Co., Ltd., was established in 2011 in preparation for the launch of our platform. Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, was our founder.

In 2014, Mr. Cunjun Ma established Shenzhen Huiye Tianze Investment Holding Co., Ltd., or Huiye Tianze, together with Focus Technology Co., Ltd. as a holding company in the PRC. Huiye Tianze acquired 100% shares of Huize Brokerage in 2014. Huiye Tianze subsequently established or acquired a series of wholly owned subsidiaries in the PRC, including Huize (Chengdu) Internet Technology Co., Ltd., Shenzhen Huize Shidai Co., Ltd., or Huize Shidai, and Shenzhen Zhixuan Wealth Investment Management Co., Ltd. We have been operating our business primarily through Huiye Tianze and its subsidiaries, including Huize Brokerage and Huize Shidai, since 2014.

When established, Huiye Tianze was initially owned by Mr. Cunjun Ma through his holding vehicle, and Focus Technology Co., Ltd. Huiye Tianze has completed four rounds of equity financing since its inception. In December 2014, Xiamen Siyuan Investment Management Co., Ltd. invested in Huiye Tianze. In January 2016, Mr. Cunjun Ma’s holding vehicle increased its shareholding in Huiye Tianze. In April 2016, several strategic investors, including, among others, Beijing La Ka La Internet Industrial Investment Fund LLP, Shenzhen Chuang Dong Fang Internet Financing Investment LLP and Jiaxing Weirong Investment Management Limited Partnership, invested in Huiye Tianze. In July 2016, Shenzhen Dachen Chuangkun Investment Limited Partnership invested in Huiye Tianze. In July 2018, Xinyu Dong Guang Yuan Investment Management Center LLP and Beijing La Ka La Investment Management Co., Ltd. invested in Huiye Tianze through purchasing a convertible bond issued by Huiye Tianze, a portion of which was converted to preferred shares in October 2018.

Our company, Huize Holding Limited, formerly known as Smart Choice Holding Limited, was established in 2014 by three shareholders: (i) Huidz Holding Limited, Mr. Cunjun Ma’s holding company incorporated in the British Virgin Islands; (ii) Crov Global Holding Limited, incorporated in the British Virgin Islands, the investment vehicle of Focus Technology Co., Ltd., an A-share listed company; and (iii) SAIF IV Hong Kong (China Investments) Limited incorporated in Hong Kong. Huize Holding Limited established Smart Choice Ventures Limited in the British Virgin Islands and Hong Kong Smart Choice Ventures Limited, or Hong Kong Smart Choice, in Hong Kong. Hong Kong Smart Choice subsequently established a wholly owned subsidiary in China, Zhixuan International Management Consulting (Shenzhen) Co., Ltd., or our WFOE, in 2015.

In June 2019, in preparation of our initial public offering, we undertook a restructuring in order for shareholders of our VIE to own shares of our company, and we obtained control and became the primary beneficiary of Huiye Tianze by entering into a series of contractual arrangements with it and its shareholders through our WFOE. Due to the PRC legal restrictions on foreign ownership of internet-based businesses and qualifications requirements on foreign investors in the insurance brokerage business, we rely on these contractual arrangements to conduct a significant part of our operations in China. As a result of our direct ownership in our WFOE and the contractual arrangements with Huiye Tianze, or our VIE, and its shareholders, we are regarded as the primary beneficiary of our VIE, and we treat our VIE and its subsidiaries as our variable interest entities under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In June 2019, our VIE’s shareholders became shareholders of our company through their respective holding vehicles, and the shareholders’ rights and shareholding structure are substantially identical as the previous ones of our VIE.

On February 11, 2020, our ADSs commenced trading on the Nasdaq Global Market under the symbol “HUIZ.” We raised approximately US$47.7 million in net proceeds from our initial public offering and related over-allotment option arrangement after deducting underwriting commissions and the offering expenses payable by us.

On April 15, 2020, our board of directors authorized a share repurchase program under which we may repurchase up to US$10 million of our outstanding American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. We expect to fund repurchases made under this program from our existing funds.

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

We are an independent online insurance product and service platform in China. As a licensed insurance intermediary operating an online platform, we do not bear underwriting risks. We distribute on our platform insurance products underwritten by the insurance companies who cooperate with us, who we refer to as our insurer partners, and help them reach a large number of insurance clients. Our online platform offers digitalized insurance purchase experience and services through various internet and mobile internet channels. We primarily generate revenues from the insurance brokerage fees paid by our insurer partners.

We have accumulated a large insurance client base. As of December 31, 2019, we had cumulatively served 6.3 million insurance clients. A substantial portion of our insurance client base are the younger generation, particularly life and health insurance clients. In 2019, the average age of insurance clients who purchased life and health insurance products through our platform was 32.

In order to serve our clients’ protection needs, we offer a wide variety of insurance products with easy-to-understand terms and focusing on protection. Our products cover two major categories—life and health insurance products, and property & casualty insurance products. In 2019, we offered approximately 279 life and health insurance products and approximately 1,073 property & casualty insurance products. Our life and health insurance products contributed to 91.9% of our brokerage income in 2019. Our long-term life and health insurance products primarily consist of critical illness insurance products, typically offering a lump-sum payment to the insured if the insured is diagnosed with a major life-threatening illness as defined in the insurance policy.

We have established business cooperation with a large group of insurer partners. As of December 31, 2019, we cooperated with 70 insurer partners, representing a substantial portion of all licensed insurance companies in China. We empower our insurer partners to reach a massive and fragmented client base quickly, and enhance their insurance sales through our online platform. We have also integrated critical steps in the insurance policy distribution process, such as intelligent underwriting and in-force policy administration, in our system. In addition, we design and develop tailor-made insurance products together with our insurer partners. In 2019, approximately 36.3% of the GWP facilitated through our platform were contributed by tailor-made insurance products that we developed together with our insurer partners.

The cumulative number of insurance clients we served increased from approximately 3.7 million as of December 31, 2017 to approximately 5.3 million as of December 31, 2018, and further to approximately 6.3 million as of December 31, 2019. The GWP we facilitated increased from RMB617.5 million in 2017 to RMB941.0 million in 2018, and further to RMB2,014.3 million in 2019. Our total operating revenue increased from RMB263.3 million in 2017 to RMB508.8 million in 2018, and further to RMB991.3 million (US$142.4 million) in 2019. We had net loss of RMB97.0 million in 2017 and generated net profit of RMB2.9 million and RMB12.1 million (US$1.7 million) in 2018 and 2019, respectively.

Our Online Platform

We hold a nation-wide insurance intermediary license and operate an independent online insurance product and service platform in China. On our platform, we provide insurance clients with a one-stop insurance experience. We distribute through our platform various insurance products underwritten by our insurer partners, some of which are products we designed and developed together with our insurer partners, and we do not assume underwriting risks ourselves. We offer easy interpretation and presentation of insurance policy terms to help insurance clients make informed decisions when purchasing insurance products. We provide services to insurance clients at various stages of the insurance transaction and in-force period to improve client experience and increase client stickiness. On our platform, we connect insurer partners efficiently with a massive base of insurance clients and enhance their insurance sales. The total number of the insured we served increased from approximately 31.2 million as of December 31, 2017 to approximately 41.8 million as of December 31, 2018, and further to approximately 53.2 million as of December 31, 2019.

Access to Our Online Platform for Insurance Clients

Insurance clients can access our online platform on internet and mobile internet, including our websites, our mobile app, our WeChat official account and our WeChat mini program.

Our Websites

We primarily operate three websites: www.huize.com, www.qixin18.com and www.xiebao18.com. Our main website is www.huize.com, through which we offer substantially all of our insurance products, manage our insurance clients and insurance policies, and provide client services. Our main website covers every stage of insurance transactions, including product search, policy interpretation, online live consultation, intelligent underwriting, product purchase, policy management and claim settlement.

www.qixin18.com is a platform we developed to connect to and cooperate with our user traffic channels, where we provide them with order placement SaaS system, user account management system, and various mobile-end tools to enhance our user traffic channels’ efficiency in directing client traffic. www.xiebao18.com primarily focuses on corporate insurance products and travel insurance products.

Mobile Platforms

In response to the prevalence of smartphone usage and smartphone users’ growing preference of acquiring information and conducting transactions on mobile devices, we have developed our “Huize Insurance” mobile app, and have established our official account and mini program on the WeChat platform.

“Huize Insurance” App

We launched our “Huize Insurance” app in November 2015 and December 2015 compatible to Android and iOS systems, respectively. Our “Huize Insurance” app offers similar functions and features as our main website catering to app users’ needs. For example, clients can seek advice from our insurance consultants on various questions such as adequacy of their insurance coverage, terms of specific insurance products, and their eligibility for specific insurance products.

WeChat Official Account and Mini-program

We launched our WeChat official account in March 2014. While our WeChat also offers insurance transaction service, it mainly focuses on providing insurance education to potential insurance clients. It provides users with convenient access to our main website and mobile app download page, and posts various surveys and other education content aimed at enhancing user awareness of insurance needs and deepening user understanding of insurance products.

We publish articles and reports through our WeChat official account regularly. The articles and reports cover a wide range of insurance-related topics, including, among others, discovery of suitable insurance products for users and their families, comparisons of insurance products within certain product categories, and recommendations of insurance products offered on our platform.

As WeChat has become a daily communication and information acquisition tool for a massive base of smart phone users in China, we also launched a WeChat mini program in February 2017 to better reach and serve users on our WeChat platform. Our WeChat mini program covers most functions of our mobile app.

While we primarily serve our insurance clients through our online platform, we also provide insurance services to a small portion of insurance clients offline as a supplement to our online business.

Our Insurance Clients

We have a large and growing base of insurance clients. We define our insurance clients as purchasers of the insurance policies we distribute, including individual clients, who contribute to most of our revenues, and corporate clients. As of December 31, 2017 and 2018, the cumulative number of our insurance clients was approximately 3.7 million and 5.3 million, respectively. As we continue to expand our product offerings, enhance our brand recognition and reputation, and deepen our cooperation with insurer partners and user traffic channels, we expect our client base to continue to grow.

We focus on serving the younger generation who are relatively well-educated, tech-savvy, more willing to learn insurance related knowledge, and tend to enjoy online consumption and investment. In 2019, the average age of those who purchased life and health insurance products through our platform was 32.

We aim at serving lifetime insurance needs of our clients and their families. We believe that most insurance clients are attracted by our high quality product and service offerings after purchasing a first insurance policy on our platform. More importantly, the diversity of insurance products on our platform allows us to serve a variety of insurance clients at different stages of their lives.

Insurance experience offered by traditional industry participants is believed to be time-consuming. We are dedicated to providing best-in-class client experience, which helps transform the industry norm. Our platform provides insurance clients with easy discovery and convenient access to a wide spectrum of insurance products and seamless transaction process. We provide recommendations of products that we believe are suitable for our potential and existing insurance clients based on the information they provide and the data that our platform collects and analyzes. We offer insurance clients a secure environment under a trusted brand, where they can acquire useful insurance knowledge and information on personal and family insurance package planning. The comprehensive suite of client services we provide make the whole insurance experience simple and smooth. The superior client experience we offer enhances client loyalty and encourages repeat purchase.

Services to Insurance Clients

(1)	Assistance in Finding the Right Product

•	Product information

We provide product information that is reader-friendly and easy to interpret, including illustrative graphics and case studies for each insurance product offered to facilitate clients’ understanding of policy terms. Moreover, if insurance clients still have questions after reading these materials, they can seek advice from our insurance consultation team or reach out to our client service representatives.

•	A broad selection of product offering

We offer various categories of insurance products on our platform. For each insurance product category, we offer a broad selection of insurance products, giving insurance clients adequate options to choose from. Therefore, we are able to serve insurance clients’ protection needs in different scenarios and at different life stages. Our broad product offering also allows us to recommend to clients insurance product portfolios, which are typically more cost-efficient compared with a simple combination of multiple insurance policies.

•	Insurance product recommendation

For each client, our platform will generate a set of recommendations based on the client’s profile, information provided by the client and his/her browsing footprint on our platform, focusing on the client’s personal protection needs. Clients have the flexibility to browse through as many products as they wish, but with the significant number of insurance products available, our recommendation service plays a critical role in matching clients with the most suitable insurance products.

•	Consulting service

We employ insurance consultants with expertise in insurance industry and substantial experience to facilitate clients to make informed decisions when selecting insurance products. Each insurance consultant is required to complete mandatory trainings by experienced managers on subjects, such as insurance products knowledge and communication skills. Our insurance consultants are young professionals who empathically understand and click with our clients. Before selecting a product, clients can make an appointment for consultation on our platform, and our insurance consultants are expected to contact them by phone within one business day. Our insurance consultants are capable of not only answering basic questions on insurance products, but also analyzing clients’ risk profile and insurance needs, providing recommendations with respect to insurance products, and assisting clients and their families with insurance planning. After conducting a thorough assessment on the risks insurance clients and their families are exposed to, our insurance consultants recommend insurance products, and in some cases, insurance portfolio that provide comprehensive protection at competitive price, to insurance clients.

We empower our insurance consultants with our self-built digital tools, mainly including a vertical insurance database and client behavior tracking system. The database covers comprehensive information of insurance products available on the market, both online and offline. Insurance consultants can quickly retrieve product information from the database and present to clients comparison among insurance products. Our client behavior tracking system analyzes the clients’ browsing records and transaction records from various dimensions, and evaluates clients’ insurance needs and purchase preference. This allows our insurance consultants to predict clients’ concerns and queries before starting consultation sessions with clients, which substantially improves consulting efficiency.

(2)	Providing Superior Transaction Experience

•	Intelligent underwriting

We have built a proprietary intelligent underwriting system that automates the whole underwriting process with data analytical technology. For each insurance product, we code the underwriting criteria set by the insurer into our intelligent underwriting system, which allows the system to automatically evaluate whether a client is eligible for the product and whether the special terms in the insurance policy are triggered based on a series of set questions. As an insurance intermediary, we do not make underwriting decisions or bear underwriting risks by ourselves. We incur research and development expenses for the development of our intelligent underwriting system, and selling expenses for the labor costs related to our client service team.

The intelligent underwriting system greatly optimizes the insurance experience for the insurance clients, as it reduces the amount of paperwork needed, saves the efforts of talking to a human insurance advisor about the client’s medical history, and offers much faster digitalized policy processing. In addition, the codified criteria enables the assessment of a wide variety of pre-existing conditions, resulting in more accurate evaluation of a client’s eligibility and reducing the rate of rejection by insurance companies.

•	Claim application and settlement service

We act as the insurance clients’ trusted point of contact when risks covered by insurance policies realize. We assist insurance clients in the claim settlement process, but do not make claim decisions as an insurance intermediary. After receiving a claim settlement application from an insurance client, we review relevant materials provided by the client, assist with preparing necessary documents and information required to support the client’s claim, submit the claim with the insurer on the client’s behalf, and handle all communications with the insurer. We incur research and development expenses for the development of our claim settlement system, and selling expenses for the labor costs related to our client service team.

Our expertise in the insurance industry equips us with a clear understanding in the claim requirements set by our insurer partners, thus allowing us to effectively help clients prepare all necessary documents. The long-term cooperative relationships we have established with our insurer partners and our rich experience in representing clients’ interests allow us to settle claims thoroughly and effectively for as fast as two days. Our insurance clients can track the claim settlement progress through our online platform.

•	Client service

In addition to the insurance consultants team, we also have a dedicated client service team in charge of addressing basic client queries and providing all-round client services. Our client service team help insurance clients navigate smoothly through the insurance transaction process, assist in claim application and settlement, and respond to client complaints to ensure client satisfaction. We choose our client services representatives from candidates who have good communication skills and high client service ethics, and we provide rigorous training to our new recruits. We conduct ongoing evaluations of our client service representatives and provide periodic training to develop their skills.

Upon receiving a piece of client complaint, our service representative will extract and go through chat records and transaction records of the client, reach out to the client by phone, and resolve the issue. As of December 31, 2019, we had not experienced any material client complaints or claims.

Our Insurer Partners

As of December 31, 2019, we cooperated with 70 insurer partners, including 40 life and health insurance companies, and 30 property & casualty insurance companies. Some of our insurer partners also cooperate with reinsurance companies to underwrite insurance products offered on our platform. Our four largest insurer partners in terms of operating revenue contribution aggregately accounted for 53.9% and 54.9% of our total operating revenue in 2018 and 2019, respectively.

We typically enter into cooperative agreements for an initial term of one to three years with our insurer partners, some of which can be automatically renewed for certain period of time unless prior notice is provided by either party to terminate the agreement. Pursuant to the terms of such cooperative agreements, we market and present the insurance products underwritten by our insurer partners through online channels to potential insurance clients and facilitate the sales of such insurance products. We ensure the smooth operation of our platform. We collect premiums of the insurance products we facilitate and remit the premiums in full to the insurer partners on a monthly basis according to the cooperative agreements. Our insurer partners issue policies and provide settlement, and pay us commission fees based on a percentage of the premiums we facilitate. Both parties should keep all client information and data confidential and conduct their respective business in compliance with applicable laws, regulations and rules. Most insurer partners demand a threshold for the percentage of clients that renew their insurance policies in the 13th month of the insurance term. If we do not meet such threshold, the renewal brokerage commission will be adjusted to zero, or the insurer partners have the right to terminate their authorization for us to sell the relevant insurance products. Generally, in the event either party breaches the terms and provisions under the cooperative agreements, the non-breaching party is entitled to unilaterally terminate the agreement and receive damages for the loss incurred. We are not contractually required to provide additional services, such as intelligent underwriting, in-force policy administration and claim settlement services to the insurance clients we serve. We offer these services in order to enhance clients’ transaction experience that facilitates the maintenance and growth of our client base, which in turn strengthens our relationships with insurer partners.

We empower our insurer partners to improve their operational efficiency and acquire massive clients online. In addition, we offer superior, cost-effective client service solutions, enabling insurer partners to receive feedbacks to the insurance products they underwrite and complete digitalized claim settlement in a timely manner. Leveraging our data capabilities, our client segmentation and selection process helps insurer partners effectively grow their client base and manage risks.

We provide a series of services to our insurer partners, including system integration and product design and development services. For each insurer partner, we offer technology support to adapt their system to our platform to ensure a smooth transaction process. An increasing number of insurer partners have integrated with our system, making our system more robust. We also proactively collaborate with those insurer partners that we have established a long and stable relationship with to design and develop insurance products together. For our cooperation in designing and developing insurance products, we present our product design ideas and pricing range suggestions to them after we have built a model and conducted actuarial, while the insurer partner files the product with the China Banking and Insurance Regulatory Commission to ensure regulatory compliance before we launch such product on our platform.

Our Product Offerings

We offer two broad categories of insurance products: life and health insurance products and property & casualty insurance products, both of which contain products we designed and developed together with insurer partners. The insurance products we offer on our online platform are underwritten by our insurer partners. Our platform offered approximately 1,352 insurance products in 2019, including approximately 279 life and health insurance products, and approximately 1,073 property & casualty insurance products.

Below table sets forth the categories of insurance products we offered and the contribution of each category in 2017, 2018 and 2019:

Type of Insurance Products	Sub-Category	No. of Policies in 2017 (in thousand)	No. of Policies in 2018 (in thousand)	GWP in 2017 (in RMB million)	GWP in 2018 (in RMB million)	GWP in 2019 (in RMB million)	Operating Revenues Contributed in 2017 (in RMB million)	Operating Revenues Contributed in 2018 (in RMB million)	Operating Revenues Contributed in 2019 (in RMB million)
Life and Health Insurance Products	Long-term health insurance products	41.3	135.8	188.8	561.7	1,423.4	111.5	340.1	762.3
	Short-term health insurance products	111.0	79.1	26.1	30.1	51.2	8.6	8.4	12.8
	Life insurance products and annuity insurance products	11.9	23.7	32.9	64.4	336.5	12.8	22.5	127.5
Property & casualty insurance products		9,024.2	14,803.3	369.7	284.8	203.2	118.7	132.5	79.5

Life and Health Insurance Products

The life and health insurance products listed on our platform include long-term health insurance products, short-term health insurance products, life insurance products and annuity insurance products. Our dedicated product design team with strong actuarial background design and develop tailor-made life and health insurance products to cater to client’s personal protection needs. In 2017, 2018 and 2019, we offered approximately 173, 193 and 279 life and health insurance products, respectively.

(1)	Long-term Health Insurance Products

The long-term health insurance products on our platform, primarily consisting of critical illness insurance products, typically offer a lump-sum payment to the insured if the insured is diagnosed with one of the conditions or a major life-threatening illness as defined in the insurance policy. The amounts of claims for long-term health insurance products in China are typically specified in the insurance policies, rather than determined based on the actual medical expenses. The long-term health insurance products typically address insurance clients’ needs for both medical treatment and after-care services.

Taking advantage of our actuarial capabilities and our expertise in long-term health insurance products, we analyze clients’ potential insurance needs and design tailor-made insurance products accordingly. For a given new product idea, we build a model, conduct actuarial analysis, draw a preliminary price range, and proactively reach out to our insurer partners to discuss such product. After the cooperating insurer partner determines the final terms of the product, it files the product with the China Banking and Insurance Regulatory Commission and then launch the product on our platform. The product design and development process typically takes approximately three months. In 2019, premiums achieved from our tailor-made long-term health insurance products account for 36.5% of total premiums of our life and health insurance products from the same period. Popular long-term health insurance products we designed and developed in 2019 included Darwin No. 1 (达尔文一号) underwritten by Fosun United Health Insurance Co., Ltd., Hui Xin An (慧馨安) underwritten by Hexie Health Insurance Co., Ltd. and Defender No. 2 (守卫者二号) underwritten by Fosun United Health Insurance Co., Ltd.

(2)	Short-term Health Insurance Products

Short-term health insurance products we offer provide illness and disease insurance protections and medical benefits during a period that is usually shorter than one year from the effective date of the policy. Popular health insurance products on our platform in 2019 included Ping An E Health Insurance (平安e生医疗保险) underwritten by PingAn Health Insurance, and Joy Life Health Insurance (乐享一生医疗保险) underwritten by Fosun Health Insurance.

(3)	Life Insurance Products

We offer term life insurance products, whole life insurance products and annuity insurance products on our platform. The term life insurance products we offer provide life insurance for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years. Popular term life insurance products on our online platform in 2019 included Rui He Term Life Insurance (瑞和定期寿险) underwritten by Old Mutual-Guodian Life Insurance.

The whole life insurance products we offer provide life insurance for the insured’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount of the policy is paid upon the death of the insured. Whole life insurance products sold on our online platform in 2019 included the Hongli Xiangchuan Whole Life Insurance (弘利相传终身寿险).

We started scaling up the offering of annuity insurance products on our platform in October 2019. The annuity insurance products we offer pay annuity to the insured according to the time period as specified in the insurance policy and the amount received during the policy term.

Property & Casualty Insurance Products

The property & casualty insurance products we distribute include travel insurance products, individual casualty insurance products and corporate liability insurance. In 2017, 2018 and 2019, we offered approximately 949, 974 and 1,073 property & casualty insurance products, respectively.

(1)	Travel Insurance Products

We aim to offer innovative and simple solutions for travelers covering every aspect of their travel plans. The travel insurance products we offer cover risks relating to international travel, domestic travel, and outdoor sports.

Most of our travel insurance products are customized scenario-based products. For example, for a tour group with members participating in various types of risky activities, we design different insurance policies depending on the specific activities each group member participates in. Through making the risks covered under each insurance policy specific, we make travel insurance products more cost-effective for insurance clients. In addition, we have the expertise to analyze the risks under each insurance policy, which effectively helps our insurer partners manage claims.

(2)	Individual Casualty Insurance Products

The individual casualty insurance products we offer on our platform generally provide a guaranteed benefit in the event of death or disability of the insured as a result of an accident during the coverage period, which is typically less than one year. These products typically require only a single premium payment during the coverage period.

(3)	Corporate Insurance Products

In addition to the insurance products for individuals, we also offer commercial property insurance and cargo insurance for corporate insurance clients. We offer various types of corporate liability insurance, including but not limited to public liability insurance, employer liability insurance, and product liability insurance. The cargo insurance products we offer on our platform include, among others, logistics liability insurance, international freight forwarder liability insurance, and international cargo bill of lading liability insurance.

Branding, Marketing and Sales

We have been able to build a large client base through both our direct and indirect branding and marketing initiatives. Our marketing team primarily work on direct branding and marketing initiatives, while our business development team focus on indirect marketing channels, primarily working with existing user traffic channels and explore new ones. Our website, www.qixin18.com, also attracts user traffic channels to cooperate with us, and provide them with technology supports. We co-brand the tailor-made insurance products that we designed and developed together with our insurer partners. For other insurance products, we are not in charge of their branding.

For direct marketing, in recent years, we have continued to enhance our brand and marketing capabilities in conducting product marketing, user education and brand advertising. For product marketing, we prepare accurate, refined product presentation, and promote the products through professional financial media and social media channels as part of our cooperation with our insurer partners. For user education, we publish or provide educational content, such as popularization of insurance products, basic terms of insurance policies, comparisons of insurance products, analysis of common diseases, insurance purchase strategies for different groups of people and guide to after-purchase services, through various entries of our platform. We develop such content in view of the complexity of insurance products, aiming to help clients make purchase decisions. User education strengthens our brand awareness, builds client trust and enhances conversion of user traffic. For brand advertising, we place advertisements both offline and online. We analyze the main characteristics of our target client group, based on which we select the locations of offline advisements. We also place advertisements on widely-used search engines to reach massive viewers. Therefore, we set up voice courses through WeChat community to answer common questions from potential clients, which allows clients to interact with each other and reinforce the insurance educational contents they acquire. For direct marketing, we pay fees based on user traffic attracted to our platform.

For indirect marketing, we work with user traffic channels, mainly including social media influencers who are key opinion leaders that are active on various emerging media channels. The key opinion leaders we work with typically have full time jobs in professional capacities, such as insurance actuaries, doctors and financial advisors, and have their respective followers on popular social media channels. These user traffic channels have influences over their followers, users or customers, who can potentially become our insurance clients. We provide our user traffic channels with informative articles and reports on insurance in general as well as on specific insurance products that they can tailor to better suit the interests and needs of their followers and users, and then post and share through social media channels. If the followers or users become interested in certain insurance products after reading such articles or reports, they can get access to our platform through the links included in the articles or reports. In this way, we raise the insurance awareness of potential insurance clients and attract them to our platform through our user traffic channels. For certain user traffic channels who have access to high-quality user traffic but lack capabilities of client management and insurance knowledge, we equip them with client service team and resources to guarantee superior insurance experience for the clients they draw to our platform. We provide these user traffic channels with insurance related contents for them to post on their platforms. We assign our client service team to help the clients they guide to our platform complete the insurance transactions and enjoy superior insurance experience. Our cooperation with user traffic channels broadens our reach to potential insurance clients, and help the user traffic channels monetize their user traffic.

We typically enter into cooperative agreements for an initial term of three years with our user traffic channels, some of which can be renewed for another year with the consent of both parties. Pursuant to the terms of such cooperative agreements, we integrate our user traffic channels’ platforms with our online platform to allow users guided from our user traffic channels to purchase insurance policies, make insurance payments and enjoy other client services we provide on our platform. User traffic channels post insurance related contents that have been approved by us, and promote the insurance products we offer on our platform in accordance with applicable laws. We pay our user traffic channels service fees, typically as a certain percentage of the GWP of the transactions completed with clients they attract to our platform. Such service fee rate is set case-by-case based on our negotiation with each user traffic channel, taking into account our relationship with the respective user traffic channel, and its historical and expected contribution to our insurance sales. As we negotiate with each user traffic channel on a case-by-case basis, we are unable to provide a specific range for service fee percentages.

Under PRC law, the user traffic channels are prohibited from selling any insurance products unless they hold licenses required by regulatory authorities. In order to cooperate with licensed insurance institutions, user traffic channels are required to register with regulatory authorities as qualified third-party online platforms. As part of our indirect marketing, we cooperate with user traffic channels under two system connecting models: the CPS (Continuation Passing Style) model and the API (Application Programming Interface) model. The API model involves transactions through technical integration with our system, which requires them to complete regulatory registrations as our qualified third-party online platforms. The CPS model does not require registration with regulatory authorities in practice. For more details on the relevant regulatory environment, see “Regulation—Regulations on Mobile Internet—Third Party Online Platform.” Under both models, the insurance transactions are completed in our system rather than the systems of the relevant third party online platforms. User traffic channels choose from the two models based on their own business operation models, rather than our preference. We only differentiate the two models from business perspective, and do not monitor them separately for accounting purpose.

Data and Technology

Technology is the key to our success in improving insurance client experience, enabling active transactions and cooperation and eventually achieving efficiency for our business. Our proprietary technology platform supports our rapidly growing processing capacity requirements, provides us with detailed and accurate information collected through our operation, and enables harnessing of insightful data analytics with big data capabilities. From our client interface to management support systems, our technology platform facilitates smooth execution and seamless data flow.

The seamless collaboration among our technology and operational teams, together with our big data analytics capability, give us a significant edge in operational efficiency. Our proprietary algorithms are embedded in all critical operational areas, including but not limited to insurance product recommendation, intelligent underwriting, pricing range suggestion and claim settlement services. Our engineers have thorough understanding of the computational needs from different business segments, and are therefore capable of providing technological support to address diversified needs in operating our business.

Data Analytics

Users of our online platform provide us with information when they register on our platform, browse information, place orders for insurance products and use various services and functions of our platform. Our data storage and distribution system stores and processes a massive amount of multi-dimensional user data, including two categories of data—risk-based pricing information and client intelligence data. Risk-based pricing information includes underwriting requirements from insurer partners, rejection data and claim data. Client intelligence data includes client health data, risk exposure information of individual clients and their families and clients’ product preferences.

Our data platform can extract multi-dimensional features from multi-source data in a highly efficient and secure way to support data mining. Our data technology supports our analysis of client behavior, personal and family insurance needs, and their feedbacks to the products and services we provide, which is the basis of our client value exploring initiatives and various client service tools. Based on our analysis, we label complex insurance policy terms and restrictive factors to establish an insurance product atlas, which helps us efficiently analyze insurance products, improve internal training and enhance operational efficiency. Meanwhile, the insurance product atlas we establish enhanced our product design and pricing capabilities, which in turn reinforce our products and services offerings and proper recommendations to clients.

We have accumulated a large amount of data, and established two data pools: client demand data pool and insurance product data pool. Our client demand data pool helps us understand clients’ protection demand in every step of their life cycles, and our insurance product data pool consisting of various detailed product features helps us better understand the competitive landscape and business trend of the supply side of China’s online insurance market. The two data pools have equipped us with significant strength in product design. For example, in 2016, we captured the market needs of protection for high-risk outdoor activities through analyzing our data pools, and launched a popular high risk outdoor activities accident insurance product in China. Moreover, we collaborated with outdoor ecosystem participants such as rescue services providers to meet the specific demands of insurance clients. This product soon proved to be a huge success.

Technology Infrastructure

We have built a reliable and smart infrastructure with sufficient redundant topologies to ensure high availability and a low risk of downtime. We have also built a scalable cloud infrastructure to minimize cost and sustain performance in periods of high network traffic. We have strategically selected our data center locations in China.

Our technology infrastructure provides 24-7 service that supports second-level horizontal expansion and vertical cross-physical scalability, and holds considerable advantages in compression capacity and traffic distribution solutions. Our technology infrastructure delivers the stability needed to support the high volume of insurance transactions conducted on our platform and data volume, the scalability to support increased volumes over time and the flexibility to quickly launch new insurance product. Empowered by our extensive and carefully designed technology infrastructure, we are capable of serving a growing number of insurance clients efficiently and effectively. We keep updating our technology infrastructure to achieve more cost-efficiency and higher stabilization.

Our Technology Development Team

Our technology development personnel have extensive experience with leading internet and mobile commerce technology companies, and focus on the following that support our long-term business growth:

•	maintaining and strengthening all of our platform and application system;

•	ensuring our technology system is well established, reviewed, tested and continuously strengthened; and actively participating in the industry seminars, exploring relevant cutting-edge technologies.

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of trademark and trade secret law as well as confidentiality, invention assignment and non-compete agreements with our employees and other business partners to protect our proprietary rights.

As of December 31, 2019, we held one patent and four on-going patent registrations in China. We had registered 189 trademarks with the Trademark Office of National Intellectual Property Administration in China, including our company’s Chinese name “Huize (慧择).” We had registered 32 computer software copyrights registered with the PRC National Copyright Administration. We had 60 registered domain names, including our main website. In addition to the foregoing protections, we generally limit access to and use of our proprietary and other confidential information through the use of internal and external controls.

Risk Management and Internal Control

We have adopted various policies and procedures to ensure rigorous risk management and internal control, and we are dedicated to continually improving these policies and procedures. We have invested significant resources in our technology system and personnel to support risk management and regulatory compliance, and we have built a robust technology system for the integration with our insurance partners’ systems and the daily functioning of our internal risk management processes. In addition, we have hired professional personnel for accurate underwriting, especially in complicated cases where our intelligent underwriting system cannot derive a conclusion. Our risk management and internal control policies and procedures cover various aspects of our business operations such as fraud prevention, intelligent underwriting, and claim management.

Company-wide Internal Control

Internal Control

We have a dedicated compliance working group consisting of compliance personnel from various business departments. Our legal department is responsible for formulating our overall internal control and compliance policies, ensuring their implementation and promoting a corporate culture of staying compliant with regulatory requirements. The compliance working group works with our legal department in conducting self-inspection and internal control over various business departments.

In terms of policy development, we have developed and adopted various internal control policies covering almost all aspects of our business, complaint handling, anti-money laundering, anti-bribery and intellectual property protection. We regularly conduct self-inspection on our business in response to newly promulgated regulatory requirements, and proactively adjust our business operations as needed. We also actively participate in forums or other forms of activities organized by regulatory authorities to closely follow regulatory changes.

Regulatory Compliance

We have designed and adopted strict internal procedures to ensure compliance to our business operations with all relevant laws and regulations and have established a code of conduct to regulate employees’ behavior and activities. In addition, we continually review the implementation of our risk-management policies and measures to ensure our policies and implementation are effective and sufficient.

We work closely with relevant government agencies that have jurisdiction over our business. We maintain frequent communications with government agencies before implementing new business initiatives or when regulatory uncertainties arise as new laws or regulations are promulgated. We actively provide our inputs on proposed regulations that are subject to public comments. We are often invited to comment on proposed regulations by relevant government authorities during the comment solicitation process.

Data Privacy and Safety

We have implemented comprehensive procedures and guidelines to regulate our employees’ actions in relation to user data in order to protect user privacy and data security. We also have adopted a strict access control mechanism to ensure implementation of least privilege and need-to-know principles and to protect user privacy while meeting business requirements. All client information we provide to our insurer partners are on a need-to-know basis, and are strictly redacted and encrypted. In addition, we employ a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audit. We store and transmit all user data in encrypted format on separate servers. We do not share any input data from our users or any user insight data with third parties or allow third parties to access user data stored on our servers, and we also utilize firewalls to protect against potential cyber-attacks or unauthorized access. We periodically audit our systems and procedures to detect information security risks and privacy risks.

Insurance Product-oriented Risk Management

Fraud Prevention

Our fraud prevention system uses a multi-faceted detection process to identify both individual and collusive frauds. We use our existing fraud databases, including credit blacklists we maintain, as well as continuously update our fraud database with new information from similar insurance clients to improve the effectiveness of our fraud detection. In addition, we have established an internal risk alert system and constantly monitor the insurance status of our insurance clients, including their transaction frequency and distribution, insurance amount and premium. The various dimension real-time monitoring ensures that we can take appropriate and timely steps when risks arise. Our client database is updated from time to time based on our continuing evaluation.

Through analyzing clients’ behavioral data and transaction data, we developed our anti-fraud blacklist database to enhance our risk management capabilities. We also work with third-party data providers to identify high-risk users during the client consultation phase and conduct pre-transaction interception. We believe our robust fraud prevention system gives us an edge over our competitors, which encourages our insurer partners to maintain their long-term cooperative relationship with us and offer insurance products on our platform at competitive prices.

Intelligent Underwriting

We continually improve the algorithm we use for our intelligent underwriting system, and provide regular training to our client service representatives who are in charge of answering underwriting related queries from our insurance clients to ensure that our intelligent underwriting system, while saving the time and trouble of human underwriting, effectively screens eligibility of insurance clients for each insurance product. Our intelligent underwriting system improves efficiency and offers rigorous risk management to our insurer partners. Our system coded the underwriting criteria set by each insurer partners we cooperate with, which makes it comprehensive in making assessment. It is reinforced by cumulative underwriting and claim data and could also be customized for newly designed insurance products.

Claim Management

Through providing services to facilitate claim settlement for our insurance clients, we have collected a large volume of relevant data. By utilizing this data, we continually optimize our risk management models and further enhance our claim management capabilities.

Competition

The online insurance product and service industry in China is intensely competitive. Our current or potential competitors include (i) other online independent insurance product and service platforms, (ii) traditional insurance intermediaries, (iii) online direct sales channels of large insurance companies, (iv) major internet companies that have commenced insurance distribution businesses, and (v) other online insurance technology players. We compete primarily on the basis of:

•	our unparalleled operating history and large insurance client base;

•

our expertise in understanding young generation’s demand for long-term life and health insurance products and our capability of selecting and mobilizing suitable products to meet their fast-changing demands;

•	our capability of designing and developing tailor-made insurance products;

•	our robust client acquisition channels and efficient client conversion capabilities;

•

our ability to provide best-in-class insurance client service and experience online; and our well-established business relationship with insurer partners continuously reinforced by our exceptional risk management capabilities.

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events, including insurance broker/agent practice liability insurance. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees in compliance with applicable PRC laws. We do not maintain business interruption insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Legal Proceedings

We are currently not involved in any material legal or administrative proceedings. From time to time, we may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Such legal or administrative claims and proceedings, even if without merit, could result in the expenditure of financial and management resources and potentially result in civil liability for damages.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations on Foreign Investment

The Foreign Investment Law of the PRC, or the Foreign Investment Law, was formally adopted by the 2nd session of the thirteenth National People’s Congress on March 15, 2019, and became effective on January 1, 2020. The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative procedures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields.

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. The state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner. The state guarantees that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. The State shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with relevant provisions on labor protection, social insurance, tax, accounting, foreign exchange and other matters stipulated in laws and regulations.

From January 1, 2020, the Wholly Foreign-Owned Enterprises Law of the PRC, together with the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures and the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures shall be abolished. The organization form, organization and activities of foreign-invested enterprises shall be governed by the laws of the Company Law of the People’s Republic of China and the Partnership Enterprise Law of the People’s Republic of China. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of the Foreign Investment Law.

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020, and it further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their original forms as of January 1, 2025, the relevant market regulation departments will not process other registration matters for the enterprises, and may disclose their relevant information to the public.

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the State Administration for Market Regulation. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and does not require such foreign-invested enterprise to submit the reports separately.

Foreign Investment Industrial Policy

Investments in the PRC by foreign investors are regulated by the Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue. On February 11, 2002, the State Council promulgated the Provisions for Guiding the Foreign Investments Direction. Pursuant to the Provisions for Guiding the Foreign Investments Direction, foreign investment projects are categorized as encouraged, permitted, restricted and prohibited. Foreign Investment Projects that are categorized as encouraged, restricted, and prohibited are listed under the Catalogue, the Foreign Investment Projects that are not categorized as encouraged, restricted, or prohibited are permitted Foreign Investment Projects. Permitted Foreign Investment Projects are not listed under the Industry Catalog for Guiding Foreign Investment.

On June 30, 2019, the NDRC and the MOFCOM jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Edition), or the 2019 Negative List, which took effective on July 30, 2019. According to the 2019 Negative List, internet information services falls within the scope of value-added telecommunications services (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers), which are under the “restricted” category.

According to the Announcement of the China Insurance Regulatory Commission on Permitting the Establishment of Wholly Foreign-invested Insurance Brokerage Companies by Foreign Insurance Brokerage Companies, which was promulgated by China Insurance Regulatory Commission (currently known as the China Banking and Insurance Regulatory Commission), or the CIRC, on December 11, 2006 and became effective on the same day, in five years following China’s the accession into the WTO, the establishment of WFOE to engage in insurance brokerage services shall be permitted. There shall be no other restrictions except those on the establishment conditions and business scopes. In addition, Circular of the China Banking and Insurance Regulatory Commission on Lifting Limits on the Business Scope of Foreign-invested Insurance Brokerage Companies, which was promulgated by China Banking and Insurance Regulatory Commission, or the CBIRC, on April 27, 2018 and became effective on the same day, stipulates that foreign-invested insurance brokerage companies that have obtained a License for Operating Insurance Brokerage Services, or an Insurance Brokerage License, upon approval by the relevant insurance regulatory authority may conduct the following insurance brokerage business within the territory of the PRC: (i) design insurance policy plans, select insurers and handle insurance formalities for policy holders; (ii) assist the insured or beneficiaries with insurance claims; (iii) reinsurance brokerage business; (iv) provide principals with services on disaster prevention, loss prevention, risk assessment and risk management consulting; and (v) other business approved by the CBIRC.

Regulations on Insurance Brokerage Business

Regulatory Authority—CBIRC

The CBIRC has extensive authority to supervise and regulate the insurance industry in China. In line with the Reform Program of the State Council, released by National People’s Congress in March 2018, the CBIRC was established by a merger of China Banking Regulatory Commission, or the CBRC and the CIRC. The CBIRC is directly subordinate to the State Council, and with the State Council’s authorization, the CBIRC functions as a centralized institution with administrative oversight and competence over China’s banking and insurance industries in line with PRC laws and regulations. The CBIRC and its detached offices constitute the regulatory system for insurance industry. Before that, the CIRC had functioned as the regulatory body for insurance industry, and its major regulatory duties on the insurance industry include and are not limited to:

•	drafting laws and regulations for the supervision and regulation of the insurance industry and formulating industry rules and regulations of the insurance industry;

•

approving the establishment of representative offices by overseas insurance institutions; approving the establishment of insurance intermediaries such as insurance agencies, insurance brokerage companies, insurance loss adjusting companies and their respective branches; approving the establishment of overseas insurance institutions by domestic insurance and non-insurance institutions; approving mergers, splits, changes of corporate forms and dissolutions of insurance institutions and making decisions on the receivership and the appointment of receivers;

•	examining and confirming the senior managers’ qualifications of various insurance institutions; setting the basic qualification standards for insurance practitioners;

•

approving the terms and premium rates of insurance products related to public interests, statutory mandatory insurance and newly developed life and health insurance products; implementing record-filing management on the insurance terms and premium rates of such insurance products;

•	conducting business supervision on public-policy-oriented insurance and statutory insurance; supervising their organizational forms and operations such as captive insurance and mutual insurance;

•	investigating into and imposing penalties on illegal acts and misconducts of insurance institutions and practitioners;

•

supervising overseas insurance institutions established by domestic insurance and non-insurance institutions; and establishing the standards for information systems of the insurance industry; establishing insurance risk-assessment, risk-warning and risk-monitoring systems; tracking, analyzing, monitoring and forecasting the operating conditions of the insurance market.

Regulatory and Legal Framework

The legal framework for monitoring and administering insuring activities within the territory of the PRC is underpinned by laws and regulations including the Insurance Law of the PRC, or the PRC Insurance Law, and administrative regulations, departmental provisions and other regulatory documents stipulated in accordance with the PRC Insurance Law.

The PRC Insurance Law, effective in 1995 and last amended in 2015, is the most important law in the regulatory and legal framework for the PRC insurance industry. The PRC Insurance Law provides that an insurance broker is an entity that, in the interest of the applicant, provides intermediary services between the applicant and the insurer for the conclusion of an insurance contract and receives a commission in accordance with relevant laws. An insurance broker shall obtain an Insurance Brokerage License before it engages in insurance brokerage business.

Since the promulgation and implementation of the PRC Insurance Law in 1995, the insurance supervision and regulatory authority has promulgated a series of departmental rules and regulations and other regulatory documents pursuant to the PRC Insurance Law, covering almost all aspects of insurance operations. Regarding the establishment of insurance brokers, there are other important laws and regulations besides the PRC Insurance Law, including the Regulatory Provisions on Insurance Brokerages, or the Insurance Brokerages Provisions, which became effective on May 1, 2018. Insurance Brokerages Provisions specify provisions regarding market access, operation rules, exit from market, industry self-discipline, monitoring and inspection and legal obligations for insurance brokers.

Establishment and Revocation

Establishment of Insurance Brokers and Acquisition of Qualification for Operating Insurance Brokerage Business

Pursuant to the PRC Insurance Law and the Insurance Brokerages Provisions, to operate insurance brokerage business within the territory of the PRC, an insurance brokerage company shall satisfy the requirements stipulated by the CIRC (the predecessor of the CBIRC) and obtain a license to operate insurance brokerage business. The minimum registered capital of an insurance brokerage company that conducts business in regions not limited to the provincial level is RMB50 million. The minimum registered capital of an insurance brokerage company that conducts business within the provincial level is RMB10 million. The registered capital of an insurance brokerage company must be fully paid in cash.

An insurance broker applying for operating insurance brokerage business shall, after obtaining the business license, submit without delay the application materials as required by the CIRC and disclose the relevant information. The CIRC and its local branches shall grant administrative licenses in accordance with their statutory responsibilities and procedures. After receiving the application for operating insurance brokerage business, the CIRC and its local branches shall understand and review the operating records of the shareholders of the applicant and the applicant’s market development strategy, business development plan, construction of the internal control system, staffing, information system configuration and operation as well as other relevant matters by means of conversation, letter inquiry, on-site inspection, etc., and conduct risk testing and give risk warnings. If the CIRC and its local branches permit an applicant to operate the insurance brokerage business in accordance with the law, they shall issue licenses to the applicant. An applicant may not carry out the insurance brokerage business until it obtains the license, and it shall register the relevant information in a regulatory information system as prescribed by the CIRC in time. In addition, an insurance broker shall have its own business premise and set up a designated account book to record the income and expenditure of the insurance brokerage business. An insurance broker shall open an independent designated account for client funds. The following funds shall only be deposited in the designated account for client funds: (i) insurance premiums paid by policyholders to an insurance company; and (ii) surrender value and pay-outs collected on behalf of policyholders, insured parties and beneficiaries. An insurance broker shall open an independent account for commissions it collects.

To operate insurance brokerage business, an insurance brokerage company shall satisfy the following conditions: (i) its shareholders meet the requirements stipulated in the Insurance Brokerages Provisions, and make capital contribution with their self-owned, true and lawful funds instead of bank loans or non-self-owned funds in various forms; (ii) its registered capital meets the requirements of Article 10 of the Insurance Brokerages Provisions and the registered capital shall be entrusted in accordance with the relevant provisions of the CIRC; (iii) its business scope recorded in the business license is in compliance with the relevant provisions of the CIRC; (iv) its articles of association are in conformity with the relevant provisions; (v) its company name is in conformity with the Insurance Brokerages Provisions; (vi) its senior managers meet the qualification requirements stipulated in the Insurance Brokerages Provisions; (vii) it has established a governance structure and internal control system as stipulated by the CIRC, and a scientifically and reasonably feasible business mode; (viii) it has a fixed premise in line with its business scale; (ix) it has a business and financial information management system as stipulated by the CIRC; and (x) other conditions specified by laws and administrative regulations or prescribed the CIRC.

According to the Administrative Measures for Insurance Licenses which was promulgated on June 22, 2007 and became effective on September 1, 2007, insurance brokerage institutions and their branches within the territory of PRC shall obtain an Insurance Brokerage License.

Revocation of Brokerage Companies

Pursuant to the Insurance Brokerages Provisions, an insurance brokerage company shall exit the insurance brokerage market according to the laws, administrative regulations and other relevant provisions. Where any insurance brokerage company falls under any of the following circumstances, the local branches of the CIRC shall cancel its license according to the law and announce the cancellation: (i) its license fails to be extended upon expiration; (ii) its license is annulled, revoked or canceled in accordance with the law; (iii) it is terminated in accordance with the law due to dissolution, declaration of bankruptcy or other reasons; or (iv) other circumstances stipulated by laws and administrative regulations. An insurance brokerage company, the license of which has been canceled, shall return the original license in time; if the license cannot be returned, the local branches of the CIRC shall state as such in the announcement. An insurance brokerage company, the license of which has been canceled, shall terminate its insurance brokerage business, and, within fifteen days from the date of license cancellation, make a written report to the industrial and commercial administrative department where its industrial and commercial registration was made. Where the company continues to exist, it shall not engage in insurance brokerage business and shall go through the formalities of business registration for changes in matters such as name, business scope and articles of association in accordance with the law, and ensure that its name does not include the term “insurance brokerage”.

If any branch of an insurance brokerage company is in a disorderly operation and management and is engaged in major unlawful or illegal activities, the insurance brokerage company shall, in accordance with the regulatory requirements of the CIRC and its local branches, take such measures against the branch as rectification within a specified period, business suspension and cancellation.

Where a licensee obtains an Insurance Brokerage License or other administrative licenses through improper means such as deception or bribery, such license shall be revoked by the CIRC and its local branches, and the licensee shall be given administrative punishments according to the law; the applicant may not apply for the administrative license again within three years.

Internal Governance

Corporate Governance in Insurance Brokerage Companies

Pursuant to the Insurance Brokerages Provisions, an insurance broker shall, in accordance with the laws, administrative regulations and the relevant CIRC provisions, establish sound corporate governance structure and systems under the principles of clear responsibilities, strengthened checks and balances and risk management. Moreover, it shall make clear the management and control responsibilities, build a compliance system, focus on self-discipline and strengthen internal accountability to ensure sound operation.

Digitalization

Pursuant to the Notice to Advance Digitalization among Insurance Intermediaries released on April 10, 2007 by the CIRC and came into effect on October 1, 2007 and revised on December 3, 2010, to advance digitalization among insurance intermediaries, promote sustainable, healthy and fast development of insurance industry, insurance intermediaries should increase digitalization construction, and improve digitalized management of business documents. Implementation steps and requirements for digitalization among insurance intermediaries include: (i) from October 1, 2007, entities applying for establishment of insurance intermediary institute should formulate digitalization management system, furnish business and financial management software for insurance intermediary operation, or shall be dealt with in accordance with relevant laws and regulations. (ii) insurance intermediaries and their branch institutions established before October 1, 2007 should formulate digitalization management system and furnish business and financial management software for insurance intermediary operation before October 1, 2007 or shall be dealt with in accordance with relevant laws and regulations. (iii) from October 1, 2007, all insurance intermediaries and their branch institutions should establish complete and consistent digital business documentation system or shall be dealt with in accordance with relevant laws and regulations.

Deposit and Vocational Liability Insurance

Pursuant to relevant provisions of the PRC Insurance Law, an insurance broker shall, in accordance with the provisions stipulated by the insurance supervision and control authority under the State Council, make contributions to security deposit or apply for professional liability insurance.

According to the Insurance Brokerages Provisions, an insurance broker shall, within twenty days upon obtaining an Insurance Brokerage License, procure professional liability insurance or pay a deposit. An insurance broker shall, within ten days upon procurement of the professional liability insurance or payment of the deposit, submit to the local branches of CIRC a copy of the professional liability insurance policy, or a copy of the deposit agreement and a copy of the original deposit voucher and register the relevant information in the regulatory information system stipulated by the CIRC.

Once the professional liability insurance is procured, an insurance broker shall ensure that the insurance remains valid. The maximum compensation for each accident under the professional liability insurance procured by an insurance broker shall be no less than RMB1 million. One-year accumulated maximum compensation shall be no less than RMB10 million and no less than the insurance broker’s income from primary business in the previous year.

If an insurance brokerage company intends to pay deposit, the deposit shall be paid at 5% of its registered capital; if the insurance brokerage company increases the registered capital, the amount of the deposit shall be increased proportionately. An insurance brokerage company shall pay the deposit in full. The deposit shall be stored in a designated account in the form of bank deposit to a commercial bank or in any other form approved by the CIRC.

Under any of the following circumstances, an insurance brokerage company may use the deposit: (i) decrease of the registered capital; (ii) cancellation of the license; (iii) taking out of professional liability insurance in conformity with the conditions; or (iv) other circumstances provided for by the CIRC. An insurance brokerage company shall report in written form to the local branch of the CIRC within five days from the day when it uses the deposit.

Anti-money Laundering

Pursuant to the Notice of Strengthening Anti-money Laundering in Insurance Industry promulgated by the CIRC on August 10, 2010 and Administrative Measures for Anti-money Laundering Agenda in Insurance Industry promulgated on September 13, 2011 by the CIRC and became effective on October 1, 2011, the CIRC shall organize, coordinate and direct anti-money laundering effort in insurance industry.

According to the provisions of the Administrative Measures for Anti-money Laundering Agenda in Insurance Industry, insurance brokerage companies shall, in the light of the real-name system for policies and according to the work principles that client materials are complete, transaction records are available for inspection and circulation of funds is regulated, effectively enhance the internal control level of anti-money laundering. Insurance brokerage companies shall establish an internal control system for anti-money laundering and prohibit funds which have an illegal source from investing into their equity. The senior management officers of insurance brokerage companies shall understand laws and regulations on anti-money laundering.

Pursuant to the Notice of Strengthening Anti-money Laundering in Insurance Industry, equity investments in insurance intermediaries and equity structure changes therein should be in line with relevant requirements on fund sources in anti-money laundering laws and regulations of the PRC.

Newly established insurance intermediaries and branch institutions and those restructured or reformed should meet anti-money laundering criteria specified by the CIRC, including (i) establishment of system for client identity recognition, client identity and transaction record keeping, training and education, auditing, confidentiality, internal control system and operation protocols including those facilitating monitoring and inspection and administrative investigation; (ii) dedicated anti-money laundering posts and job descriptions, manning and training for such posts; (iii) other requirements according to regulatory provisions.

Business Scope of Insurance Brokers

According to the Insurance Brokerages Provisions, an insurance broker when engaging in insurance brokerage business, may not exceed the business scope and business area of the underwriter. An insurance broker may operate all or part of the following businesses: (i) draft insurance plans for policyholders, select insurance companies and process insurance application formalities; (ii) assist insured parties or beneficiaries in making claims; (iii) carry out reinsurance brokerage businesses; (iv) provide disaster prevention or loss prevention or risk evaluation and risk management advisory services to entrusting parties; and/or (v) any other insurance brokerage-related businesses stipulated by the CIRC. Where the CIRC otherwise provides for any insurance brokerage business involving coinsurance or underwriting insurance at another locality and master policy, such provisions shall prevail.

An insurance broker and its practitioners may not sell non-insurance financial products, except for non-insurance financial products approved by the relevant financial regulatory authorities. Before selling non-insurance financial products, an insurance broker and its practitioners shall have the necessary qualifications.

Services and Products Provided by Insurance Brokers and Their Practitioners

Pursuant to the Basic Service Standards for Insurance Brokers promulgated by the CIRC on January 16, 2013, the service steps and content of insurance brokers for insurance clients (consumers) include but not limited to the establishment of insurance brokerage relationship, risk assessment, preparation of insurance purchase plan, selection of insurance companies for the clients, procedures for taking out insurance policies, services during the insurance period, assistance in claims and complaint settlement.

Aiming to maximize benefits for clients in providing services, insurance brokers shall comply with laws, administrative regulations and the relevant provisions of the CIRC, act in good faith with professional competency and due diligence, fully perform the notification obligations, disclose all the relevant information and protect the privacy and business secrets of clients. Employees in such industry shall fulfill the legitimate qualification conditions with good occupational ethics and strong practice capability. An insurance broker shall: (i) notify and disclose all the necessary details in establishing insurance brokerage service relationship with clients; (ii) be professional in risk assessment for clients with due care; (iii) prepare complete and proper insurance purchase plan for clients; (iv) put client interests first in choosing insurance companies; (v) be meticulous and proper in going through insurance purchase formalities for clients; (vi) provide considerate and complete services during insurance period; (vii) be fast and dutiful in assisting clients’ claims (while only licensed insurance companies should have the right to decide on claim settlement); and (viii) deal with complaints in an effective and timely manner.

According to the Insurance Brokerages Provisions, an insurance broker and its practitioners may not have the following acts in handling insurance business: (i) cheating the insurer, the applicant, the insured or the beneficiary; (ii) concealing any important circumstances relating to the insurance contract; (iii) obstructing the applicant to fulfill the obligation of telling the truth, or inducing the applicant not to fulfill the same; (iv) granting or promising to grant to the applicant, the insured or the beneficiary any interest other than that stipulated in the insurance contract; (v) compelling, inducing the applicant to enter or restricting from entry into an insurance contract by using its administrative power, position or the advantage of their profession and other improper means; (vi) forging or altering the insurance contract without authorization or providing false evidence for parties to the insurance contract; (vii) misappropriating, retaining or embezzling the premiums or insurance benefits; (viii) making use of the advantages of the business to obtain improper benefits for other institutions or individuals; (ix) defrauding insurance benefits in collusion with the applicant, the insured or the beneficiary; or (x) disclosing trade secrets of the insurer, the applicant and the insured known during the business activities. An insurance broker and its practitioners shall not solicit or accept any remuneration or other property other than those as agreed in contract and granted by any insurance company or its staff or take advantage of executing the insurance brokerage business to obtain other illegal benefits in the course of carrying out the insurance brokerage business.

In addition, an insurance broker shall prepare standardized information booklets for customers in the course of conducting businesses. The information booklet for customers shall include the following matters: (i) name, business premises, scope of business and contact details of the insurance broker; (ii) the method for obtaining of remuneration by the insurance broker, including information on whether the insurance broker collects commission from the insurance company etc.; (iii) whether the insurance broker and its senior management personnel are a related party of an insurance company or any other insurance intermediary which relate to its brokerage businesses; and (iv) complaint channel and dispute resolution method.

According to the Administrative Measures on Insurance Clauses and Premium Rates of Life Insurers, last amended on October 19, 2015 by the CIRC, the insurance clauses and premium rates of the following insurance types of an insurer shall be submitted to CIRC for examination and approval prior to their launch: (i) insurance concerning public interests; (ii) insurance compulsorily enforced according to law; (iii) life insurance newly developed as required by CIRC; and (iv) other insurance specified by the CIRC. Types of insurance other than those listed above shall be submitted to CIRC for record.

According to the Administrative Measures on the Insurance Clauses and Premium Rates of Property Insurance Companies, which was promulgated on February 5, 2010 by the CIRC, the predecessor of CBIRC, and became effective from April 1, 2010, the insurance clauses and premium rates for types of property insurances that concern public interests or that are of a compulsory nature shall be reported by the insurance company to the CIRC for approval in accordance with the provisions of such Measures. The insurance clauses and premium rates for other types of property insurances shall be reported by insurance companies to CIRC for record-filing.

Pursuant to the Circular on Matters Concerning Improving the Valuation Interest Rates Formation Mechanism for Liability Reserves for the Life Insurance Sector and Adjusting the Valuation Interest Rates for Liability Reserves, promulgated by the CBIRC on August 30, 2019 and took effect on the same day, the upper limit of valuation interest rates for ordinary life insurance policies issued on and after August 5, 2013 shall be the less of: (i) the annual compound interest rate of 3.5%, and (ii) the assumed interest rate, and the valuation interest rates for ordinary life insurance policies issued before August 5, 2013 will continue to follow what is specified in the original provisions.

On October 31, 2019, the CBIRC promulgated the Health Insurance Management Measures, pursuant to which “health insurance” refers to insurance whereby an insurance company pays insurance in the event of any insurance events due to health or medical treatment of the insured, mainly including medical insurance, sickness insurance, disability income insurance, care insurance, medical accident insurance, etc. Health insurance companies, life insurance companies and pension insurance companies established according to the relevant laws may, upon approval by the CBIRC, engage in the business of health insurance. Insurance companies other than the aforementioned may, upon approval by the CBIRC, engage in the business of short-term health insurance. In addition, an insurance company is entitled to stipulate rate adjustment for long-term medical insurance products in the insurance policies, and is required to clearly indicate the trigger conditions for the rate adjustment.

Rectification Plan by the CBIRC

On April 2, 2019, the CBIRC promulgated the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Issuing the 2019 Plan for the Rectification of Chaos in the Insurance Intermediary Market, or the Rectification Plan, aiming to further curb the chaos of violations of laws and regulations in the insurance intermediary market. The Rectification Plan mainly includes three key tasks: (i) to ascertain insurance companies’ responsibility for management and control of various intermediary channels; (ii) to carefully investigate business compliance of insurance intermediaries; and (iii) to strengthen the rectification of insurance business of the third-party online platforms in cooperation with insurance institutions.

An insurance intermediary shall strengthen the internal control management, prevent business risks, and focus on the rectification from the following: (i) whether the professional insurance intermediary assists an insurance company in maliciously obtaining insurance proceeds by fabricating agency business, etc.; (ii) whether the professional insurance intermediary sells unapproved non-insurance financial products; (iii) whether the professional insurance intermediary grants benefits other than those stipulated in relevant insurance contracts to policyholders, the issued and beneficiaries; (iv) whether the professional insurance intermediary has filed registration for sales personnel for practice in accordance with relevant regulations; (v) whether the concurrent-business insurance agency of banking type obfuscates insurance products with savings deposits and bank wealth management products, and applies the concepts of “principal”, “interest” and “deposit”, etc., to make an ex parte analogy between the returns on insurance products and those of bank deposits, government bonds, etc., exaggerates the insurance contract returns, pledges to deliver fixed-amount returns or commit other misleading conducts in a disguised form; and (vi) whether the concurrent-business insurance agency collects or claims for interests other than those stipulated in relevant cooperation agreements from an insurance company or its staff.

All insurance institutions (insurance companies and insurance intermediaries) shall, in accordance with the Interim Regulatory Measures for Online Insurance Business, promulgated by the CIRC on July 22, 2015 and effective from October 1, 2015 or the Interim Measures, and other regulations, conduct internet insurance business, regulate the business cooperation with third-party online platforms, prohibit third-party platforms from illegally engaging in insurance intermediary business, and focus their rectification on the following: (i) whether the activities of any cooperative third-party online platform of the insurance institution and its employees are limited to providing sales support services such as insurance product display and description and web links, and whether it illegally engages in insurance sales, underwriting, settlement of claims, and surrender or other insurance business links; (ii) whether there is a cooperation between the insurance institution and any third-party online platform engaging in internet finance involving wealth management, P2P lending and finance lease, etc.; (iii) whether the insurance institution performs the primary responsibility for supervising and managing its cooperative third-party platforms as required; (iv) whether all cooperative third-party online platforms of the insurance institution conform to relevant provisions of the Interim Measures; (v) whether the insurance institution owns the interfaces where customers purchase insurance policies on its cooperative third-party online platforms and bears the compliance responsibility, and whether any of its third-party platforms engages in collection of insurance premiums on its behalf and transfer of payments; (vi) whether each cooperative third-party online platform of the insurance institution discloses the information of all its cooperative insurance institutions at an eye-catching position, and that of such third-party online platform disclosed on the information disclosure platform of the Insurance Association of China at an eye-catching position, and indicates that the insurance business is provided by insurance institutions; and (vii) whether any cooperative third-party online platform of the insurance institution restricts such insurance institution from accessing relevant information of customers in a truthful, complete and timely manner.

Qualification Management for Directors, Supervisors and Senior Management Personnel

According to the Insurance Brokerages Provisions, senior officers of an insurance broker refer to the following persons: (i) the general manager and deputy general manager of an insurance brokerage company; (ii) the principals of provincial branch offices; and (iii) other personnel who exercises important authority over the operation and management of the company. Senior officers of an insurance broker shall obtain the employment qualification approved by the local branches of CIRC prior to assumption of duty.

The senior officers of an insurance broker shall meet the following conditions: (i) having college degree or above; (ii) having been engaged in finance-related work for more than three years or having been engaged in economics-related work for more than five years; (iii) having the operation and management ability necessary for performing duties, and being familiar with insurance laws, administrative regulations and the relevant CIRC provisions; and (iv) being honest and trustworthy and of good character. Persons who have been engaged in finance-related work for more than ten years are not subject to clause (i) above. Principals of branches other than the provincial branch offices to be employed by an insurance broker shall satisfy the conditions listed above.

Pursuant to the Insurance Brokerages Provisions, any person who falls under any of the following circumstances may not serve as senior officers of an insurance broker and principals of branches other than provincial branch offices: (i) serving as a director, supervisor or senior officer of an insurance company or insurance intermediary whose license has been revoked for not more than three years from the revocation date due to violations of law, and being individually liable or being responsible for leadership for the license revocation; (ii) being a director, supervisor or senior officer of a financial institution whose qualification has been canceled for not more than five years from the date of disqualification due to illegal activities or discipline misconduct; (iii) being prohibited from entering the financial industry for a certain period of time by any financial regulator and the said period is not yet ended; (iv) having been warned or fined by any financial regulator for not more than two years from the date of such warning or fine; (v) being investigated by any judiciary, discipline inspection and supervision departments or financial regulators; (vi) being subject to joint punishments by the relevant state entities and shall be punished in the field of insurance due to serious dishonesty, or being involved in other serious dishonesty records within the recent five years; or (vii) other circumstances specified by laws and administrative regulations and by the CIRC.

Without the approval of the shareholders’ meeting or the general meeting of shareholders, no senior officers of an insurance broker or principals of branches other than provincial branch offices may work at the same time at any institution with conflict of interest.

Qualification Management for Insurance Brokerage Practitioners

Certain provisions of the PRC Insurance Law were revised at the 14th session of the 12th SCNPC on April 24, 2015. The examination and approval of the qualification of insurance brokerage practitioners have been canceled.

Pursuant to the CIRC Notice on Relevant Issues Pertaining to Administration of Practitioners with Insurance Intermediaries, which was promulgated and became effective on August 3, 2015, before an insurance intermediary practitioner begins to practice, his/her company shall handle the practicing registration in the insurance intermediary regulatory information system of the CIRC for him/her, and the qualification certificate shall not be served as necessary condition for administration of practicing registration.

Reward and Incentive

Pursuant to the Insurance Brokerages Provisions, an insurance broker may not set payment of fees or purchase of insurance products as a condition of employment, may not promise unreasonably high return, or take the number of persons introduced directly or indirectly or sales performance as the main basis of payroll calculation.

Pursuant to the Notice on Strictly Regulating Incentive Measures of Insurance Intermediaries promulgated on November 15, 2010 by the CIRC, professional insurance intermediaries may only implement equity incentive measures for sales personnel of more than two consecutive years of practice experience within such intermediaries, and may not arbitrarily expand the scope of equity incentives for rapid business growth. In implementing incentives, professional insurance intermediaries may not conduct deceptive or misleading promotion for the incentive program, including exaggeration or arbitrarily promising uncertain earning from future listing; may not induce sales personnel to purchase self-insurance or purchase insurance with borrowings for incentives; may not offer client equity in name of incentive as consideration for illicit interests.

According to the Circular on Further Regulating the Incentive Plans of Professional Insurance Intermediary Institutions, promulgated on February 28, 2012 by the CIRC, all professional insurance intermediary institutions shall not, by way of connecting the equity incentive plan with their listing and exaggerating proceeds brought by their listing and other means, induce any of the general public to become a salesperson, or induce salespersons or clients to buy insurance products which are inconsistent with their actual insurance needs.

Regulations on Mobile Internet

Internet Business

Pursuant to the Administrative Measures for Internet Information Service released by the State Council on September 25, 2000 and amended on January 8, 2011, and the Administration Measures for Not-for-profit online Information Service Registration released on February 8, 2005 by the Ministry of Information Industry (currently known as the Ministry of Industry and Information Technology), and effective from March 20, 2005, Internet information service is classified into for-profit and not-for-profit categories. For-profit Internet information service refers to service activities of compensated provision to online users through the internet of information or website production. Not-for-profit Internet information service refers to service activities of non-compensated provision to online subscribers through the internet of information that is in the public domain and openly accessible. The national government has installed permit system for for-profit Internet information service and filing system for not-for-profit Internet information service. Not-for-profit Internet information service within the territory of the PRC should file for registration with telecommunication administration authority of the province in which it is located. Not-for-profit Internet information service provider should log onto the registration management system of the Ministry of Information Industry at designated time each year to go through the annual verification procedures.

Internet Insurance Business

Pursuant to the Interim Regulatory Measures for Online Insurance Business, insurance institutions (including insurance companies and professional insurance intermediaries) operating online insurance business, i.e., concluding insurance contracts and offering insurance service via self-operated or third-party online platform pursuant to network and mobile telecommunication technology, should abide by relevant provisions, and may not damage legitimate rights and interests of insurance consumers or public interests. Relevant information regarding insurance products disclosed online should be uniformly produced and authorized by insurance company, to ensure the content is legal, true, accurate and complete.

Insurance institution operating online insurance business should set up on its official website online column dedicated to insurance information disclosure including the following contents: website name, URL, and scope of business cooperation in case of third-party platform; online insurance product information covering product name, terms, premium rate (or link) and approval document number, filing number, registration document number or terms code; names, addresses and telephone numbers of branch companies established; client service and consumer complaint method; other contents specified by the CIRC.

Professional insurance intermediaries operating online insurance business should disclose further information, including business permit from the CIRC, information on business license or link icon to it, scope and content authorized by insurance company.

To promote orderly and healthy development of online insurance, on April 14, 2016, Action Plan for Special Rectification Initiative to Mitigate online Insurance Risks was jointly released by the CIRC and other fourteen relevant authorities. The Action Plan sets out the overall framework for the rectification initiative dedicated to mitigation of online insurance risks, specifying that the special rectification initiative shall focus on regulating business operation model optimizing market environment and improving regulatory rules, to achieve the objective of parallel promotion of innovation and risk mitigation, and the healthy and sustainable development of online insurance. Pursuant to principles of highlighting focused, proactive and robust attitude, differentiated policy making, soup-to-nuts regulatory approach, and clarity with accountability and coordination.

Third Party Online Platform

Pursuant to the Interim Regulatory Measures for Online Insurance Business, third-party online platforms refer to the online platforms (excluding self-operated network platforms) providing auxiliary services of network technical support for insurance consumers and insurance institutions in Internet insurance business. Where a third-party online platform operates Internet insurance business including sales, underwriting, settlement of claims, surrender, complaints handling, and client services, it shall have obtained the corresponding licenses for insurance business operation.

In addition, third-party online platforms shall meet the following conditions: (i) having a license issued by a competent department of the Internet industry or have completed the website filing with a competent department of the Internet industry, and the access locations of their websites shall be within the PRC; (ii) having safe and reliable Internet operation systems and information safety management systems, and realize the effective separation from any other application system of insurance institutions so as to avoid the transmission and spread of risks of information safety inside and outside insurance institutions; (iii) being able to provide information of policy holders, the insured, and the beneficiaries necessary for developing insurance business completely, accurately and timely, including personal identity, contact, account and coverage operation paths; (iv) having not received any major administrative penalty imposed by any government department such as a competent department of the Internet industry or an administration for industry and commerce over the last two years, and having not been listed by the CIRC in the list of third-party online platforms with forbidden cooperation in the insurance industry; and (v) other conditions stipulated by the CIRC. Third-party online platforms shall also disclose the information on cooperative insurance institutions and their own filing information in a prominent position, and point out that insurance business is provided by insurance institutions.

Third Party Information Protection

Protection Provisions on the Technical Measures for the Protection of the Security of the Internet promulgated by the Ministry of Public Security effective on March 1, 2006 provide initial requirements on supervising the security of Internet information. The providers of the Internet services and entity users of the network shall establish a corresponding management system. The information as registered by users shall not be publicized or divulged without the approval of the users, unless it is otherwise specified by any law or administrative regulation. The providers of the Internet services and entity users of the network shall adopt technical measures for the protection of the Internet security according to law and shall not take technical measures to injure the users’ freedom and confidentiality of communication under the pretext of protecting the security of the Internet.

Decision on Strengthening Information Protection on Networks promulgated by the SCNPC on December 28, 2012 and effective on the same day provides basic principles for protecting electronic information by which individual citizens can be identified and which involves the individual privacy of citizens.

Provisions on Protecting the Personal Information of Telecommunications and Internet Users promulgated by the Ministry of Industry and Information Technology, or the MIIT on July 16, 2013 and effective on September 1, 2013 further improve the personal information protection system of telecommunications and Internet industries and specify the scope and obligation subjects of personal information protection of telecommunications and Internet users, rules on collection and use of users’ personal information by telecommunications service operators and providers of Internet information services and agent management and information security guarantee measures. The providers of the Internet services and entity users of the network shall establish a corresponding administration system. The information as registered by users shall not be publicized or divulged without the approval of the users, unless as otherwise compelled by any law or administrative regulation.

According to the Network Security Law of the PRC promulgated by the SCNPC on November 7, 2016 and effective on June 1, 2017, network service providers, in their business operation and provision of services, must observe laws and regulations and perform the obligation of ensuring network security, effectively respond to cybersecurity incidents, prevent illegal activities, and maintain the integrity, confidentiality and availability of network data.

The Interim Regulatory Measures for Online Insurance Business specifies that when concluding insurance contracts and providing insurance services, or the Internet insurance business, via self-operated online platforms, and third-party online platforms, among others, by relying on the Internet, mobile communications, and other technologies, insurance institutions shall ensure that Internet insurance consumers enjoy insurance services such as insurance purchase and claim settlement that are not less than those from any other business channel, and guarantee the safety of insurance transaction information and consumer information. Insurance institutions shall have a safe and reliable Internet operation system and information safety management system; shall keep strictly confidential and shall not disclose any client information collected in the course of conducting internet insurance business and shall not use the client information for any purposes other than the provision of relevant services without the consent of clients.

According to the Insurance Brokerages Provisions, an insurance broker and its practitioners shall not disclose trade secrets of the insurer, the applicant and the insured known during the business activities.

Regulations on Mobile Internet Applications Information Services

According to the Administrative Provisions on Mobile Internet Applications Information Services, which were promulgated by the Cyberspace Administration of China on June 28, 2016 and became effective on August 1, 2016, the mobile internet applications (the APPs) information service providers shall implement their information security management responsibilities strictly and fulfill certain obligations, including but not limited to: (i) certify the identification information of the registered users with their mobile telephone number based information under a background real-name principle, (ii) establish and perfect the mechanism for the protection of users’ information, (iii) safeguard users’ right to know and to choose when users are installing or using such applications, and (iv) record the users’ log information and keep the same for 60 days.

Regulations on Foreign Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules of the PRC, or the Foreign Exchange Administration Rules. The Foreign Exchange Administration Rules were promulgated by the State Council on January 29, 1996 and became effective on April 1, 1996 and were subsequently amended on January 14, 1997 and August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless the prior approval by the competent authorities for the administration of foreign exchange is obtained.

Under the Foreign Exchange Administration Rules, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of State Administration of Foreign Exchange, or SAFE, for paying dividends by providing certain evidencing documents (board resolutions, tax certificates, etc.), or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency (subject to a cap approval by SAFE) to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and trading in securities, derivative products abroad are subject to registration with the competent authorities for the administration of foreign exchange and approval or filings with the relevant government authorities (if necessary).

According to the Circular on the Management of Offshore Investment and Financing and Round Trip Investment By Domestic Residents through Special Purpose Vehicles, or the Circular 37, which is promulgated on July 4, 2014 and became effective on the same day. Under the Circular 37, (i) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or an overseas SPV, that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (ii) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the overseas SPV, including, among other things, a change in the overseas SPV’ s PRC resident shareholder, name of the overseas SPV, term of operation, or any increase or reduction of the contributions by the PRC resident, share transfer or swap, and merger or division. Failure to comply with the registration procedures set forth in Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Pursuant to Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, which was promulgated on February 13, 2015 and implemented on June 1, 2015 and amended on December 30, 2019, the initial foreign exchange registration for establishing or taking control of a SPV by domestic residents can be conducted with a qualified bank, instead of the local foreign exchange bureau.

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt, which was promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOFCOM which became effective on March 1, 2003, loans by foreign companies to their subsidiaries in the PRC, which accordingly are foreign-invested enterprises, are considered foreign debts.

Pursuant to the Measures for the Administration of Foreign Debt Registration, together with the Guidelines on the Administration of Foreign Debt Registration, both issued by SAFE on April 28, 2013 and amended on May 4, 2015, April 26, 2016 and June 9, 2016, the Notice on Matters concerning the Macro Prudential Administration of Full-Covered Cross Border Financing issued by the PBOC on January 12, 2017 and the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing promulgated by the PBOC and the SAFE on March 12, 2020, the total amount of accumulated foreign debt borrowed by an enterprise is subject to an upper limit of the difference between its registered capital and its total investment amount, or 2.5 times, or the then applicable statutory multiple, of the amount of its audited net assets, at its election, and the foreign-invested enterprise is required to file with SAFE after entering into relevant foreign debt contract and within at least three business days before drawing any money from the foreign debts.

Merger and Acquisition of Domestic Enterprises by Foreign Investors

Under the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (revised in 2009), or the M&A Rules, a foreign investor is required to obtain necessary approvals when (i) a foreign investor acquires equity in a domestic non-foreign invested enterprise thereby converting it into a foreign-invested enterprise, or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it into a foreign-invested enterprise; or (ii) a foreign investor establishes a foreign-invested enterprise which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. According to Article 11 of the M&A Rules, where a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it, acquires a domestic company which is related to or connected with it, approval from the MOFCOM is required.

According to the Interim Measures on Management of Establishment and Change of Foreign-Owned Enterprises, the merger and acquisition of domestic non-foreign invested enterprises by foreign investors shall, if not involving special access administrative measures and affiliated mergers and acquisitions, be subject to the record filing measures.

Regulations on Intellectual Property

Trademark

Pursuant to the Trademark Law of the PRC, which was most recently amended on April 23, 2019 and took effect on November 1, 2019, the valid period for registered trademark is ten years from the date of registration; to renew trademark registration upon expiration, the trademark registrant should follow the provisions to manage renewal 12 months before expiration; if it is not processed within the period, a six-month extension period shall be given. Valid period for each renewal is ten years from the next day after the previous expiration date. If renewal is not obtained after expiration, the trademark shall be canceled. Business administration authority shall sanction any infringement of trademark by law; where suspected crime is involved, the perpetrator shall be promptly apprehended by judicial agency for legal proceedings.

Copyright

Pursuant to the Copyright Law of the PRC amended on February 26, 2010 and effective on April 1, 2010, Chinese citizens, legal person or any other organization shall be entitled to copyright of its work by this law whether or not such work is published or not. Copyright covers the following forms of creative works: literature, art, natural science, engineering technology works, writing, narration, music, drama, opera, dance and acrobatic works, fine art and architectural works, photography, films and cinematography works, drawings of engineering designs and product designs, maps, illustrations, other graphic works and model works; computer software and other works as prescribed by laws and administrative regulations. Perpetrator infringing on copyright or copyright related rights shall be held liable for actual damages to obligee, and may be fined, and the illegal gains, pirate copies and properties used for illegal activities may be confiscated.

Domain Name

Pursuant to the Internet Domain Name Management Measures released by the MIIT on August 24, 2017 and effective on November 1, 2017, domain name registration shall be conducted through domain name registration management service institutions, on the basis of “first apply first register”, unless otherwise specified by the implementation rules for a particular domain name. Domain name registration management service institution should enter into individual domain name registration agreement with the applicant. The domain name holder should notify domain name registration management service institution any alteration in registration information other than that of the holder and apply for registration information change within 30 days after the alteration according to alteration recognition method selected at application.

Patents

Pursuant to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC and the Implementation Rules for the Patent Law of the PRC promulgated by the State Council, patents are categorized into invention, utility model and appearance design. The patent right period for invention is 20 years from the date of application, and the patent right period for both appearance design and utility model is ten years from the date of application. The Patent Law and its Implementation Rules stipulate that a patentee’s patent right entitlement is protected by law.

Regulations on Tax

Corporate Income Tax

Pursuant to the EIT Law of the PRC effective on January 1, 2008 and amended on December 29, 2018 and the Implementation Provisions for the EIT Law of the PRC effective on April 23, 2019, companies are classified into resident companies and non-resident companies. Corporate Income Tax rate is 25%, or 20% for non-resident company which hasn’t set up an organization or an operating site, or its income from established organization or operating side is not connected to such organization or site, judging by the source of its income within the PRC territory. High and new technology companies encouraged by the government shall be accorded with 15% income tax.

Pursuant to the Announcement on Issues Regarding Implementation of Preferential Income Tax Policy for High and New Technology Companies released on June 19, 2017 by State Administration of Taxation or the SAT, company qualified as high or new technology company shall enjoy preferential tax from the year indicated on the certificate for high and new technology company, and file for registration with taxation agency of jurisdiction according to relevant provisions. On expiration of the qualification as high and new technology company, income tax shall be temporarily levied pursuant to a preferential tax rate of 15% before renewal of the qualification; if such qualification is not obtained before the end of the year, the difference between the preferential tax rate and the regular tax rate should be paid according to applicable provisions.

Withholding Income Tax

Pursuant to the Arrangement between Mainland and Hong Kong S.A.R. Regarding Avoidance of Double Taxation on Income and Prevention of Tax Evasion agreed between SAT and Hong Kong S.A.R. on August 21, 2006, and certain relevant conventions implemented as of June 11, 2008, December 20, 2010, December 29, 2015 and December 6, 2019, if Hong Kong resident holds at least 25% of the registered capital of a company in China, the withholding income tax rate applicable to the Chinese company for dividends payable to the Hong Kong resident is 5%. In all other cases, the withholding income tax rate applicable to the Chinese company for dividends payable to the Hong Kong resident is 10%.

Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC last amended on November 19, 2017, and its Implementation Rules promulgated by the Ministry of Finance, or the MOF and last amended on October 28, 2011, tax payers engaging in sale of goods, provision of processing services, repairs and replacement services, sales of services, intangible assets or real property, or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT.

On November 16, 2011, the MOF and the SAT jointly promulgated the Pilot Plan for Levying Value-Added Tax in lieu of Business Tax. Starting from January 1, 2012, the PRC government has been gradually implementing a pilot program in certain provinces and municipalities, to levy a 6% VAT on revenue generated from modern service industries in lieu of the business tax.

The Measures for the Exemption of Value-Added Tax from Cross-Border Taxable Activities in the Collection of Value-Added Tax in Lieu of Business Tax (for Trial Implementation), which was promulgated on May 6, 2016 by the SAT, and revised according to the Notice of State Administration of Taxation on Revising Some Normative Documents on Taxation on June 15, 2018, provides that if a domestic enterprise provides cross-border taxable activities such as professional technology services, technology transfer, software service etc., the above mentioned cross-border taxable activities shall be exempted from the VAT.

On March 23, 2016, the MOF and the SAT jointly issued the Circular of Full Implementation of Business Tax to Value-added Tax Reform which confirms that business tax will be completely replaced by the VAT from May 1, 2016.

Pursuant to Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates issued by the MOF and SAT on April 4, 2018 and effective on May 1, 2018, the applicable VAT for VAT-taxable sales activities or imported goods are adjusted respectively from 17% and 11% to 16% and 10%.

Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform issued by the MOF, the SAT and the General Administration of Customs on March 20, 2019, which came into force on April 1, 2019, with respect to VAT taxable sales or imported goods of a VAT general taxpayer, where the VAT rate of 16% applies currently, it shall be adjusted to 13%, and the currently applicable VAT rate of 10% shall be adjusted to 9%.

Regulations on Employment and Social Welfare

Employment

The relevant labor laws in China include the Labor Law of the PRC, the Labor Contract Law of the PRC, Interim Provisions on Labor Dispatch, the Social Insurance Law of the PRC, the Provisional Measures for Company Employee Birth Insurance (1994), the Provisional Regulations for the Collection and Payment of Social Insurance Premiums, and Regulations on Management of Housing Provident Fund and other laws and regulations released from time to time by relevant governmental departments.

Pursuant to the Labor Law of the PRC implemented on January 1, 1995 and last amended on December 29, 2018 by the SCNPC, enterprises and institutions must establish and improve work safety and health system, strictly enforce national regulations and standards on work safety and health, and carry out work safety and health education for workers. Working safety and health facilities must meet national standard. Enterprises and institutions must provide workers with working safety and health conditions that satisfy national provisions and relevant articles on labor protection.

Pursuant to the Labor Contract Law of the PRC effective on January 1, 2008 and amended on December 28, 2012 by the SCNPC, or the Labor Contract Law, enterprise or organization which will establish or has established employment relationship with workers should make it official with written employment contract. No enterprise or institution may force workers to work over time, and employer should pay over-time fee to workers in line with applicable national provisions.

Pursuant to the Interim Provisions on Labor Dispatch which were implemented by the Ministry of Human Resources and Social Security on March 1, 2014, and the Labor Contract Law, employers may only employ dispatched workers in temporary, auxiliary or substitutable positions and the number of which shall not exceed 10% of the total number of its employees. If the employer violates the relevant labor dispatch regulations, the labor administrative department shall order it to make rectifications within a time limit; if it fails to make rectifications within the time limit, penalties shall be imposed for more than RMB5,000 and less than RMB10,000 per person.

Social Insurance and Housing Provision

Pursuant to the Work-related Injury Insurance Regulations effective on January 1, 2004 and amended on December 20, 2010 by the State Council, and Provisional Measures for Enterprise Employee Birth Insurance released on December 14, 1994 by Labor Ministry (now the Ministry of Human Resources and Social Security), the Decision on the Establishment of Unified Basic Pension System for Enterprise Employees released on July 16, 1997 by the State Council, the Decision on the Establishment of Basic Medical Insurance System for Urban Employees promulgated by the State Council on December 14, 1998, the Regulations on Unemployment Insurance released by the State Council on January 22, 1999, the Provisional Regulations on the Collection and Payment of Social Insurance Premiums released by the State Council on January 22, 1999 and revised on March 24, 2019, and the Social Insurance Law of the PRC effective on July 1, 2011, and amended on December 29, 2018 by the SCNPC, employer should purchase social insurance policies for its employees, including basic pension policy, basic medical insurance policy, unemployment insurance policy, maternity insurance policy and work-related injury insurance policy. Employer failing to make timely and full payment for social insurance for its employees shall be demanded by social security authority of jurisdiction to furnish payment plus the late fee within designated time period. If such employer shall fail to make up for the late fee within designated time period, related administrative department shall impose punitive measures on the employer.

Pursuant to Regulations on Housing Provision Regulations released in 1999 and amended on March 24, 2002 and March 24, 2019 by the State Council, enterprises should file for housing provision payment registration with the Housing Provision Management Center, and set up housing provision account for employees at trusted bank after audited by the Housing Provision Management Center. Enterprises should make timely and full payment for the employee housing provision.

C.	Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

Note:

(1)

Shareholders of Shenzhen Huiye Tianze Investment Holding Co., Ltd., or Huiye Tianze, are: (1) Shenzhen Huidecheng Investment Development Limited Partnership and Shenzhen Huideli Consulting Management Limited Partnership, both as our PRC ESOP holding entities, holding an aggregate of 27.56% shares in Huiye Tianze; (2) PRC holding entities of our shareholders, holding shares in Huiye Tianze in a shareholding structure substantially identical to their respective shareholding in our company.

Contractual Arrangements with Our VIE and its Shareholders

Due to the PRC legal restrictions on foreign ownership of internet-based businesses and qualification requirements on foreign investors in the insurance brokerage business, we rely on certain contractual arrangements with our VIE and its shareholders to conduct substantially all of our operations in China. These contractual arrangements allow us to exercise effective control over our VIE, receive substantially all of the economic benefits of our VIE and have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we expect to be regarded as the primary beneficiary of our VIE, and we will accordingly treat it as our variable interest entity under U.S. GAAP. We will consolidate the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Below is a summary of our VIE contractual arrangements:

Agreements that Provide us with Effective Control over the VIE

Power of Attorney. On June 6, 2019, each shareholder of our VIE signed a Power of Attorney, pursuant to which each shareholder of our VIE irrevocably authorized our WFOE or any person designated by our WFOE to act as its attorney-in-fact to exercise all of its rights as a shareholder of our VIE, including but not limited to, the right to convene and attend shareholders’ meetings, sell, transfer or pledge any of our VIE’s assets, vote on any resolution that requires a shareholder vote, such as the appointment of legal representative, directors, and officers, as well as other shareholders’ voting rights permitted by the articles of association of the VIE. The shareholders’ power of attorney will remain effective until the earlier of (i) the date on which the shareholders are no longer registered shareholders of the VIE; (ii) the expiration date of the VIE; or (iii) the expiration date of term of operation after it has been legally extended (if any), unless otherwise instructed by our WFOE in writing.

Equity Pledge Agreement. On June 6, 2019, our WFOE entered into an equity pledge agreement with our VIE and its shareholders. Pursuant to the equity pledge agreement, the shareholders of the VIE have pledged the 100% equity interests in the VIE to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive business cooperation agreement, exclusive option and equity custody agreement and power of attorney, or together referred to as the “Cooperation Agreements.” In the event of a breach by the VIE or any of its shareholders of contractual obligations under the Cooperation Agreements or the equity pledge agreement, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. The VIE and its shareholders also undertake that, without the prior written consent of our WFOE, the shareholders of the VIE will not dispose of, create or allow any encumbrance on the pledged equity interests. The equity pledge agreement will remain effective until the earlier of (i) the date on which all obligations secured have been fully paid; or (ii) the date on which the pledgors transfer all equity interests in Huiye Tianze and our WFOE is entitled to operate our business as permitted under applicable PRC law. As of the date of this annual report, we have completed the registration of such equity pledges with relevant governmental authority.

Agreement that Allows us to Receive Economic Benefits from the VIE

Exclusive Business Cooperation Agreement. On June 6, 2019, our WFOE, our VIE and its shareholders entered into an exclusive business cooperation agreement. Pursuant to the exclusive business cooperation agreement, our WFOE has the exclusive right to provide the VIE with comprehensive technology and business support as well as the relevant consultations services required by the business of the VIE, or to appoint a third party to provide the VIE with such services. The VIE agrees to pay our WFOE a quarterly service fee, which is at our WFOE’s discretion. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement to the extent permitted by applicable PRC law. During the term of the agreements, the VIE shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior written consent of our WFOE. The exclusive business cooperation agreements will remain effective unless our WFOE exercises its exclusive option and is registered as the sole shareholder of the VIE or otherwise terminates the agreement.

Agreement that Provides us with the Option to Purchase the Equity Interests in and Assets of the VIE

Exclusive Option and Equity Custody Agreement. On June 6, 2019, our WFOE entered into exclusive option and equity custody agreements with our VIE and its shareholders. Pursuant to the exclusive option and equity custody agreement, each of the shareholders of the VIE has irrevocably granted our WFOE an exclusive option to purchase, or have its designated third party to purchase, at its discretion, to the extent permitted under PRC law, all or part of his or its equity interests in the VIE and/or the assets that our VIE holds. Our WFOE or any third party designated by our WFOE may exercise such options at the price of RMB1, or minimum price as required by PRC laws and regulations when our WFOE or any third party designated by our WFOE exercises such options. If such price exceeds RMB1, the VIE’s shareholders shall return the excess portion to our WFOE. The shareholders of our VIE irrevocably and without consideration granted our WFOE to take custody of their shares in our VIE, where our WFOE holds and may exercise all shareholder’s rights of our VIE. The exclusive option and equity custody agreement will remain effective until all equity interests in the VIE and assets of the VIE have been transferred to our WFOE or its designated third party and registered under our WFOE or its designated third party or until our WFOE terminates the agreement unilaterally with ten days prior written notice.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

•	the ownership structures of our VIE in China and our WFOE are not in violation of applicable PRC laws and regulations currently in effect; and

•

the contractual arrangements among our WFOE, our VIE and its shareholders governed by PRC law are currently valid and binding in accordance with applicable PRC laws and regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to insurance brokerage and the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.	Property, Plants and Equipment

Our corporate headquarter is located in Shenzhen, China. We lease office spaces in Shenzhen, Hefei, Chengdu, Beijing and Shanghai from unrelated third parties under operating lease agreements, and we do not hold any facilities of our own. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information” on page 3 of this annual report. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors affecting China’s online insurance industry, including, among others, (i) China’s overall economic growth, (ii) the increase in per capita disposable income, (iii) regulatory changes, (iv) the rising awareness of insurance and demand for insurance products, and (v) the competitive environment in China. In particular, we operate in a highly regulated industry. The PRC government has not adopted a clear regulatory framework governing the emerging and rapidly evolving online insurance industry, and we expect that the regulatory framework will continue to evolve for some time to come. Regulatory changes will affect the general growth as well as the competitive landscape of the market. Staying in compliance with the regulatory requirements may result in diversion of our management team’s attention and increased operational costs and expenses. Our ability to execute our strategies and make adjustments when necessary in a cost-efficient manner in the changing regulatory environment is key to our future growth. Unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

In addition, the majority of our revenues are derived from brokerage income from commission fees generated from facilitating sales of insurance products underwritten by our insurer partners through our platform. Our results of operations and financial condition in 2020 will be affected by the spread of COVID-19. The COVID-19 has impact on China’s insurance industry in general and the distribution of insurance products of our company. The extent to which COVID-19 impacts our results of operations in 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry— Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak.”

At the time of this filing, we have taken a series of measures in response to the outbreak, including, among others, remote working arrangement for our employees. The worldwide outbreak may adversely affect our insurer partner’s ability to provide insurance products at competitive prices, and our insurance client’s disposable income to purchase insurance products, and may in turn affect our results of operations and financial conditions. We may also delay acting on new business initiatives due to the negative impact the pandemic has on the macroeconomic conditions and the insurance industry in China. Any of the above could in turn negatively affect our results of operation. We will pay close attention to the development of the COVID-19 outbreak, perform further assessment of its impact and take relevant measures to minimize the impact.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company-specific factors, including the following major factors:

Offering of a Distinguishable and Popular Insurance Product Mix

We primarily generate revenues from earning brokerage income by distributing insurance products underwritten by our insurer partners. We currently distribute two major categories of insurance products on our platform: (i) life and health insurance products, including long-term health insurance products, short-term health insurance products and life insurance products; (ii) property & casualty insurance products, including travel insurance products, individual casualty insurance products and corporate insurance products. Between the two categories, life and health insurance products accounted for 40.1%, 69.7% and 89.9% of the GWP we facilitated in 2017, 2018 and 2019, respectively.

The insurance brokerage commission fees we charge are typically based on a percentage of the premiums paid by our insurance clients. Most life and health insurance policies we sell require periodic payment of premiums, typically annually, during a pre-determined payment period, generally ranging from three to 30 years. For such insurance policies we sell, insurer partners pay us a first-year commission based on a percentage of the first year’s gross premiums, and subsequent commissions based on a smaller percentage of the renewal premiums paid by the insurance clients in the subsequent one to four years. Therefore, life and health insurance products bring us a steady flow of brokerage income during the payment period of the first two to five years as long as the insurance clients meet their payment commitments. Moreover, the commission fee rates our insurer partners pay us for the life and health insurance products are generally higher than those of property & casualty insurance products.

We believe that with the rising insurance awareness in China, insurance clients favor customized insurance products that cater to their personalized protection needs. We stay abreast of market trends and have deep insights in unmet needs of insurance clients. To address such needs, we cooperate with our insurer partners to design and develop tailor-made insurance products, which contribute significantly to the GWP we facilitate, and further, to our revenues from commission fees. In 2019, approximately 36.3% of the GWP facilitated through our platform were contributed by tailor-made insurance products that we developed together with our insurer partners.

Expansion of Our Insurance Client Base

Although we generate our revenues primarily from fees that we charge our insurer partners, their demand for our brokerage services largely depends on our ability to help them reach and sell insurance products to insurance clients. Therefore, the size and composition of our insurance client base on our platform significantly affect our revenues and results of operations. We need to maintain a large and loyal client base with an emphasis on younger generation who could bring us stable, long-term revenues. We maintain various client acquisition channels. To acquire direct client traffic, we conduct product marketing, user education and brand advertising. We also invest in our insurance consulting capabilities to improve client conversion rate. In addition, we partner with a large number of user traffic channels who have considerable influence over their users’ insurance purchase decisions and we pay them service fees for directing client traffic to our platform. We need to continuously raise our brand awareness through both our own marketing team and our user traffic channels. We have incurred significant expenses and devoted considerable resources to marketing activities and client acquisition as we have grown our business, and we expect to continue to incur such expenses as we grow. To improve profitability, we need to further enhance our client acquisition efficiency, particularly in accurate advertising and selecting and engaging effective distribution channels leveraging our big data analytics capabilities, in order to expand our client base in a cost effective manner.

Operating Efficiency of Our Platform

We have incurred significant costs and expenses in building our platform, growing our client base and developing capabilities in data analytics and technology. Our business model is highly scalable and our platform is built to support our continued growth. While we expect our operating costs and expenses to increase in absolute terms as our business expands, we also expect them to decrease as a proportion of our revenues as we improve the operating efficiency of our platform and achieve more economies of scale. We have expended significant costs and expenses in attracting and acquiring traffic to our platform, and converting such traffic into our insurance clients. We pay service fees to our user traffic channels, which is the largest component of our operating costs and expenses. We plan to carefully select influential user traffic channels and further optimize our client acquisition channels to reduce such operating costs as a percentage of our total revenues. For our own client acquisition efforts, we incur personnel costs, including base salaries and performance bonuses. In order to maintain and improve the operating efficiency of our platform, we should expand our client base efficiently without disproportionately adding our personnel costs. Furthermore, we have invested in accumulating and processing multi-dimensional client data and transaction data, and we plan to conduct in-depth analytics and analysis of client needs that will contribute to our client acquisition and conversion, product design and risk management capabilities, which in turn improves our overall operational margin.

Relationship with Our Insurer Partners

As of December 31, 2019, we had established business cooperation with a cumulative of 101 insurer partners, among which 70 insurer partners still had effective contracts with us, including 40 life and health insurance companies and 30 property & casualty insurance companies. We cooperate with our insurer partners to offer their standard insurance products or to design and develop tailor-made insurance products. We need to keep the growth of our business, brand influence and risk management capabilities so as to strengthen the cooperation with our existing insurer partners while attracting more insurance companies to build cooperative relationships with us. Our growth will also allow us to hold stronger bargaining power and be able to negotiate favorable terms in our business cooperation with insurer partners. We plan to diversify and expand the number of insurer partners we work with to manage any potential concentration risk. Our four largest insurer partners in terms of operating revenue contribution aggregately accounted for 53.9% and 54.9% of our total operating revenue in 2018 and 2019, respectively. We plan to adjust the structure of insurer partners we work with to an extent that is suitable for our long-term growth, while exposes us to limited concentration risk.

Furthermore, we need to ensure the quality of services we provide to insurer partners, including system integration, product design and development services, and risk management solutions to maintain their incentive to keep cooperating with us. We need to provide insurance clients with smooth insurance experience through our platform by offering a series of client services, including, among others, consulting service, intelligent underwriting service and claim application and settlement service. Client satisfaction and positive feedbacks from our insurance clients encourage our insurer partners to maintain and expand their cooperation with us.

Key Operating Metrics

We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The principal operating metrics we consider are set forth in the table below:

	2017	2018	2019
Number of insurance clients	1,258,646	1,825,777	1,292,844
Number of insured	13,050,216	13,417,121	11,973,310
GWP facilitated (million RMB)	617.5	941.0	2,014.3
First year premiums (million RMB)	533.2	749.8	1,465.4
Renewal premiums (million RMB)	84.3	191.2	548.9

Key Line Items Affecting Our Results of Operations

Revenues

Our revenues are derived from providing insurance brokerage services to our insurer partners, and are comprised of brokerage income and other income. The following table sets forth the components of our revenues by amounts and percentages of our total operating revenue for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenue:
Brokerage income	251,556	95.5	503,547	99.0	982,124	141,073	98.9
Life and health insurance business	132,816	50.4	371,011	72.9	902,596	129,650	90.9
Property & casualty insurance business	118,740	45.1	132,536	26.1	79,528	11,423	8.0
Other income	11,776	4.5	5,281	1.0	11,195	1,608	1.1

Total operating revenue	263,332	100.0	508,828	100.0	993,319	142,681	100.0

Brokerage income. We derive brokerage income from commission fees generated from facilitating sales of insurance products underwritten by our insurer partners through our platform. We facilitate sales of two major types of insurance products on our platform: (i) life and health insurance products, including long-term health insurance products, short-term health insurance products and life insurance products; (ii) property & casualty insurance products, including travel insurance products, individual casualty insurance products and corporate insurance products.

The commission fees we receive are based on a percentage of the premiums our insurance clients pay our insurer partners. Commission fee rates generally depend on the type of insurance products and the particular insurer partners, and are subject to regulatory requirements. We typically receive payment of the commission fees from insurer partners on a monthly basis. Our brokerage income is recognized when the signed insurance policy is in place and the premiums is collected from our insurance clients.

Commission fees earned from life and health insurance products have been our primary source of revenues in recent years. Commission fees earned from life and health insurance products accounted for 50.4%, 72.9% and 90.9% of our total operating revenue in 2017, 2018 and 2019, respectively. As we plan to enhance our focus on life and health insurance products, particularly long-term health insurance products and further improve our product design capabilities, we expect life and health insurance products to continue to be a major contributor to our revenues.

Other income. Other income primarily consists of service fees for consulting services. We provide consulting services before selling insurance products to the insured.

Operating Costs and Expenses

Operating costs and expenses consist primarily of cost of revenue, selling expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total operating cost and expenses for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Cost of revenue	(164,750)	(45.3)	(316,397)	(65.4)	(629,531)	(90,426)	(63.5)
Other cost	(1,919)	(0.5)	(1,905)	(0.4)	(1,837)	(264)	(0.2)

Total operating costs	(166,669)	(45.8)	(318,302)	(65.8)	(631,368)	(90,690)	(63.7)
Selling expenses	(104,980)	(28.9)	(94,613)	(19.5)	(164,665)	(23,653)	(16.6)
General and administrative expenses	(41,877)	(11.5)	(46,177)	(9.5)	(161,816)	(23,243)	(16.3)
Research and development expenses	(50,107)	(13.8)	(24,944)	(5.2)	(33,831)	(4,860)	(3.4)

Total operating costs and expenses	(363,633)	(100.0)	(484,036)	(100.0)	(991,680)	(142,446)	(100.0)

Cost of revenue. Cost of revenue primarily consists of (i) channel cost, which is service fee paid to our user traffic channels, including social media influencer and financial institutions under our indirect marketing, and (ii) personnel costs related to our insurance consultants, including base salaries and performance bonuses under our direct marketing. We expect our cost of revenue to increase in absolute terms as our scale of business grows. However, as we expect to attract a larger portion of our client base with our brand influence, we plan to carefully select user traffic channels we work with to achieve better client acquisition results, and we will further improve client acquisition efficiency of each insurance consultant through enhanced training programs and increased application of big data technologies. We expect our cost of revenue as a percentage of our total revenue will decrease.

Other cost. Our other cost primarily consists of non-labor cost for our business, such as office leasing cost. We expect our other cost to be stable in the foreseeable future as we plan to control our non-labor cost.

Selling expenses. Our selling expenses primarily consist of (i) salaries and employment benefits for sales related personnel, including sales and marketing team, product management team and client service team for both indirect and direct marketing, (ii) advertising and marketing expenses, and (iii) rental and utilities expenses, office expenses and traveling expenses incurred in connection with sales activities. We expect our selling expenses to increase in absolute amounts in the foreseeable future as we seek to enhance our insurance service capabilities and increase our brand awareness, and decrease as a percentage of our total operating costs and expenses due to our growing business scale.

General and administrative expenses. Our general and administrative expenses primarily consist of (i) payroll and related expenses for employees involved in general corporate functions and costs associated with the use of facilities and equipment by these functions, and (ii) professional service expenses in relation to our initial public offering, surcharge from value-added tax, office expenses, rental and utilities expenses and share-based compensation expenses. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as costs associated with being a public company.

Research and development expenses. Our research and development expenses primarily consist of payroll and related expenses of research and development personnel. We expect our research and development expenses to increase in absolute amounts in the foreseeable future, as we plan to continue to recruit and retain qualified research and development personnel to further improve our operational efficiency and to enhance our technology infrastructure in order to support the growth of our business. Specifically, we intend to continue to invest in our system supporting intelligent underwriting, policy management and claim settlement services and our IT system, and the expenses incurred therefrom will be recorded as research and development expenses.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total operating revenue for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share and per share data)
Operating revenue:
Brokerage income	251,556	95.5	503,547	99.0	982,124	141,073	98.9
Other income	11,776	4.5	5,281	1.0	11,195	1,608	1.1

Total operating revenue	263,332	100.0	508,828	100.0	993,319	142,681	100.0

Operating costs and expenses:
Cost of revenue(1)	(164,750)	(62.6)	(316,397)	(62.2)	(629,531)	(90,426)	(63.3)
Other cost	(1,919)	(0.7)	(1,905)	(0.4)	(1,837)	(264)	(0.2)

Total operating costs	(166,669)	(63.3)	(318,302)	(62.6)	(631,368)	(90,690)	(63.5)
Selling expenses(1)	(104,980)	(39.9)	(94,613)	(18.6)	(164,665)	(23,653)	(16.6)
General and administrative expenses(1)	(41,877)	(15.9)	(46,177)	(9.0)	(161,816)	(23,243)	(16.3)
Research and development expenses(1)	(50,107)	(19.0)	(24,944)	(4.9)	(33,831)	(4,860)	(3.4)

Total operating costs and expenses	(363,633)	(138.1)	(484,036)	(95.1)	(991,680)	(142,446)	(99.8)

Operating (loss)/profit	(100,301)	(38.1)	24,792	4.9	1,639	235	0.2

Other income/(expenses):
Interest income/(expenses)	655	0.3	(27,111)	(5.3)	(190)	(27)	(0.0)
Unrealized exchange income/(loss)	36	0.0	(354)	(0.1)	362	52	0.0
Investment income	811	0.3	—	—	718	103	0.1
Others, net	1,171	0.4	4,569	0.9	12,676	1,821	1.2

(Loss)/profit before income tax, and share of income of equity method investee	(97,628)	(37.1)	1,896	0.4	15,205	2,184	1.5
Income tax expense	(406)	(0.2)	(278)	(0.1)	(57)	(8)	(0.0)
Share of income/(loss) of equity method investee	989	0.4	1,310	0.3	(180)	(26)	(0.0)

Net (loss)/profit	(97,045)	(36.9)	2,928	0.6	14,968	2,150	1.5

Note:

(1)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue	26	9	43	6
Selling expenses	196	110	6,514	936
General and administrative expenses	386	726	87,980	12,638
Research and development expenses	203	122	421	60

Total	811	967	94,958	13,640

Year ended December 31, 2019 compared to year ended December 31, 2018

Operating Revenue

Our total operating revenue increased by 95.2% from RMB508.8 million in 2018 to RMB993.3 million (US$142.7 million) in 2019. This increase was driven by the significant growth in our brokerage income from RMB503.5 million in 2018 to RMB982.1 million (US$141.1 million) in 2019.

The increase of brokerage income was primarily due to: (i) the increase in the GWP we facilitated through our platform from RMB941.0 million in 2018 to RMB2,014.3 million in 2019; (ii) better product mix with more high-margin insurance products, especially long-term health insurance products. In particular, GWP of long-term health insurance products we facilitated accounted for approximately 70.7% in GWP we facilitated in 2019, compared with approximately 59.7% in 2018.

Operating cost and expenses

Our total operating cost and expenses increased by 104.9% from RMB484.0 million in 2018 to RMB991.7 million (US$142.4 million) in 2019. This increase was primarily due to the increase in our cost of revenue resulting from our continued strategy in expanding client base and boosting insurance product sales in 2019.

Cost of revenue. Our cost of revenue increased substantially by 99.0% from RMB316.4 million in 2018 to RMB629.5 million (US$90.4 million) in 2019, primarily attributable to the increase in channel cost paid to our user traffic channels for our indirect marketing and to a lesser extent, the increase in personnel cost related to our insurance consultants for our direct marketing. Within cost of revenue, service fees paid to our user traffic channels in 2019 increased to RMB561.6 million from RMB285.7 million in 2018, while personnel costs related to our insurance consultants in 2019 increased to RMB67.9 million from RMB30.7 million in 2018. Both of the increases resulted from the growth of our business scale, as we obtained more user traffic through our user traffic channels as a result of our indirect client acquisition efforts and served more insurance clients as a result of our direct client acquisition efforts.

Other cost. Our other cost decreased by 3.6% from RMB1.9 million in 2018 to RMB1.8 million (US$0.3 million) in 2019.

Selling expenses. Our selling expenses increased by 74.1% from RMB94.6 million in 2018 to RMB164.7 million (US$23.7 million) in 2019, accounting for 19.5% and 16.6% of the total operating costs and expenses of the respective period, primarily attributable to the growth of our business scale.

General and administrative expenses. Our general and administrative expenses substantially increased by 250.2% from RMB46.2 million in 2018 to RMB161.8 million (US$23.2 million) in 2019, accounting for 9.5% and 16.3% of the total operating costs and expenses of the respective period, primarily attributable to the increase in share-based compensation expense from RMB0.7 million in 2018 to RMB88.0 million (US$12.6 million) in 2019.

Research and development expenses. Our research and development expenses increased by 35.7% from RMB24.9 million in 2018 to RMB33.8 million (US$4.9 million) in 2019, accounting for 5.2% and 3.4% of the total operating costs and expenses of the respective period, primarily attributable to the increase in the number of research and development personnel in 2019.

Operating profit/ (loss)

As a result of the foregoing, we recorded operating profit of RMB1.6 million (US$0.2 million) in 2019, compared to RMB24.8 million in 2018.

Other income/ (expenses)

Others, net. We recorded others, net of RMB12.7 million (US$1.8 million) in 2019, compared to RMB4.6 million in 2018. This increase was primarily due to a rent exemption for our office space in Hefei confirmed by the local government in June 2019.

Net profit

As a result of the foregoing, our net profit increased from RMB2.9 million in 2018 to RMB15.0 million (US$2.2 million) in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Operating Revenue

Our total operating revenue increased by 93.2 % from RMB263.3 million in 2017 to RMB508.8 million in 2018. This increase was driven by the significant growth in our brokerage income from RMB251.6 million in 2017 to RMB503.5 million in 2018, partially offset by a decrease in other income.

The increase of brokerage income was primarily due to: (i) the increase in the GWP we facilitated through our platform from RMB617.5 million in 2017 to RMB941.0 million in 2018; (ii) better product mix with more higher-margin insurance products, such as long-term health insurance products, and fewer low-margin insurance products, such as automobile insurance products. In particular, GWP of long-term health insurance products we facilitated accounted for 59.7% in total GWP we facilitated in 2018, compared with 30.6% in 2017 as measured by GWP.

Operating Costs and Expenses

Our total operating costs and expenses increased by 33.1% from RMB363.6 million in 2017 to RMB484.0 million in 2018. This increase was primarily due to the increase in our cost of revenue resulting from our strategy in expanding client base and boosting insurance product sales in 2018.

Cost of revenue. Our cost of revenue increased substantially from RMB164.8 million in 2017 to RMB316.4 million in 2018, primarily attributable to the increase in channel cost paid to our user traffic channels for our indirect marketing and to a lesser extent, the increase in personnel cost related to our insurance consultants for our direct marketing. Both of the increases resulted from the growth of our business scale, as we obtained more user traffic through our user traffic channels as a result of our indirect client acquisition efforts and served more insurance clients as a result of our direct client acquisition efforts.

Other cost. Our other cost decreased by 0.7% from RMB1,919 thousand in 2017 to RMB1,905 thousand in 2018.

Selling expenses. Our selling expenses decreased by 9.9% from RMB105.0 million in 2017 to RMB94.6 million in 2018, accounting for 28.9% and 19.5% of the total operating costs and expenses of the respective year, primarily attributable to our overall cost control efforts in 2018.

General and administrative expenses. Our general and administrative expenses increased from RMB41.9 million in 2017 to RMB46.2 million in 2018, accounting for 11.5% and 9.5% of the total operating costs and expenses of the respective year, primarily attributable to an increase in salaries and employment benefits for employees involved in general corporate functions from RMB26.2 million in 2017 to RMB29.0 million in 2018 due to an increase in number of employees and salary raises.

Research and development expenses. Our research and development expenses decreased from RMB50.1 million in 2017 to RMB24.9 million in 2018, accounting for 13.8% and 5.2% of the total operating costs and expenses of the respective year, primarily attributable to completion of a major IT project in 2017.

Operating (loss)/profit

As a result of the foregoing, we recorded operating profit of RMB24.8 million in 2018, compared to operating loss of RMB100.3 million in 2017.

Other income/(expenses)

Interest income/(expenses). Our interest expenses was RMB27.1 million in 2018, compared to the interest income of RMB0.7 million in 2017. This increase was primarily due to a one-time, non-recurring incurrence of RMB26.2 million interest on convertible bond in 2018 resulting from our issuance of convertible bond for an aggregate principal amount of RMB33 million in July 2018.

Others, net. We recorded others, net of RMB4.6 million in 2018, compared to RMB1.2 million in 2017. This increase was primarily due to government subsidies we received with respect to our research and development expenses in 2018.

(Loss)/profit before Income Tax, and Share of Income of Equity Method Investee

Share of income of equity method investee. We recorded share of income of equity method investee of RMB1.3 million in 2018, compared to share of income of equity method investee of RMB1.0 million in 2017.

Net (loss)/profit

As a result of the foregoing, our net profit was RMB2.9 million in 2018, as compared to net loss of RMB97.0 million in 2017.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments to holders of our common shares.

Hong Kong

Our subsidiary incorporated in Hong Kong, Hong Kong Smart Choice Ventures Limited, is subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. We incurred Hong Kong profits tax in 2017, and we did not incur such tax expense in 2018 or 2019.

PRC

Generally, our WFOE, our VIE and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax at a rate of 6% on the revenues generated from services provided in the PRC, less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Reorganization

Huize Holding Limited was incorporated on December 24, 2014 under the laws of the Cayman Islands. Our company commenced a reorganization (“Reorganization”) in preparation for an offshore listing by issuing 184,200,000 common shares and 98,900,000 redeemable preferred shares to the three then existing shareholders in 2014 and 2015 after our company was established. In June 2015, our WFOE was established as an indirect wholly foreign owned entity of our company in the PRC.

In June 2019, we completed the Reorganization by issuing 261,072,000 common shares, 105,122,000 Series A redeemable preferred shares, 185,512,580 Series B redeemable preferred shares, 43,937,180 Series B+ redeemable preferred shares and 16,574,460 Series B++ redeemable preferred shares to the shareholders of Huiye Tianze. After such share issuance, the total number of shares outstanding equals to that of Huiye Tianze. However, since our company is an offshore entity, all PRC investors are required to register with relevant PRC governmental authorities in order to hold equity interest in our company. The 21.87% shares of our company were issued to an offshore affiliate of that shareholder while the 78.13% shares of our company were held through outbound investment by the other shareholders of Huiye Tianze. Concurrently, our company obtained control over Huiye Tianze through our WFOE by entering into a series of contractual arrangements. As a result, Huiye Tianze became a consolidated variable interest entity of our company. We determined that the Reorganization is a recapitalization and accordingly prepared our financial statements using the carryover basis of assets and liabilities of Huiye Tianze and its PRC subsidiaries.

In February 2020, we completed our initial public offering in Nasdaq Global Market. The initial public offering of an aggregate of 5,250,000 American depository shares, or ADSs, each presenting 20 class A common shares of our company, was priced at US$10.50 per ADS. On March 10, 2020, the underwriters have exercised part of their over-allotment option to purchase an additional 72,453 ADSs of the our company at the initial public offering price of US$10.50 per ADS. After giving effect to the exercise of the over-allotment option, we had issued and sold a total of 5,322,453 ADSs in the IPO, for total gross proceeds of approximately US$55.9 million.

Revenue Recognition

Revenue is the transaction price we expect to be entitled to in exchange for the promised services in a contract in the common course of our activities and is recorded net of value-added tax (“VAT”). The services to be accounted for mainly include insurance brokerage and consulting services.

We have early adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2017.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, we apply the following steps:

•	Step 1: Identify the contract(s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Insurance Brokerage Services

The primary source of revenues is commissions from insurance brokerage services, determined based on a percentage of premiums paid by insured. The brokerage fee rate which is paid by the insurance companies shall be based on the terms specified in the annual service contract with the insurance company for each product sold through us. We determine that the insurance company, or the insurer, is its customer in this agreement. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collected from the insured since the Company has fulfilled its performance obligation to sell an insurance policy on behalf of the insurance company.

We are also entitled to a performance bonus from insurance companies if the cumulative average monthly sales volume exceeds a predetermined level. Such bonus is determined at the end of each month and recognized as revenue.

Consulting Services

For cargo insurance products, in addition to the commission from brokerage service paid by the insurance companies, we also generate service fees from rendering consulting service to assist the insured to obtain such a cargo insurance policy. We determine that the insured is our customer in this consulting service arrangement. Upon successful purchase of cargo insurance products by the insured, our performance obligation related to consulting service to the insured has been fully fulfilled, as such, revenue for those services is recognized when the insurance product has been purchased. While the insurance premium is set by the respective insurance companies, the consulting service fee is determined by us based on a percentage of insurance premium. Of the total contract price received from the insured, the amount equal to the premium of the cargo insurance product as agreed with insurance company is recorded as insurance premium payable while the remaining is recorded as revenue for the consulting service.

Value Added Tax

We are subject to value-added-tax (“VAT”) on the revenues earned for services provided in the PRC. The applicable rate of value added tax is 6%. In the accompanying consolidated statements of comprehensive income/(loss), such VAT is excluded from net revenues.

Cost of Revenue

A large component of our cost of revenue is channel cost, which is service fee paid to user traffic channels only for successful sales, including social media influencers, emerging media channels and financial institutions. These user traffic channels have influences over their followers and users, who are potential insurance policyholders. Determination of channel cost is based on the service fee rate multiplied by the insurance premium sold. Channel cost is recognized in the period it incurred.

Another component of cost of revenue is payroll of insurance consultants, who are in charge of identifying and acquiring potential clients through providing advice related to insurance products.

Selling Expenses

We record the marketing campaign expenses and loyalty points as selling expenses.

Marketing campaign expenses consist primarily of advertising and marketing promotion expenses. Advertising and marketing expenses, amounting to approximately RMB36.2 million, RMB21.6 million and RMB47.9 million (US$6.9 million) for the years ended December 31, 2017, 2018 and 2019, respectively, are charged to the consolidated statements of comprehensive (loss)/income as incurred. Beside marketing campaign expenses, selling expenses consist of salaries and employment benefits for employees who work in brokerage service line, office rental, telecommunications and office supply expenses incurred in connection with sales activities.

We operate a loyalty program which offers points to its users. Such loyalty points can be used to redeem a variety of gifts and services that we purchased from third-party providers. Users have a variety of ways to obtain the points, such as signing up an account, inviting friends, and comment on an insurance product, etc. We account for such points as selling expenses with a corresponding liability recorded under other payables and accrued expenses of consolidated balance sheets upon the offering of these points. We estimate liabilities under the loyalty program based on cost of the gifts and services that can be redeemed taking into account estimated breakage. At the time of redemption, we record a reduction of other payables and accrued expenses.

General and Administrative Expenses

General and administrative expenses consist of payroll, rental, and related expenses for employees involved in general corporate functions, including finance, legal and human resources, as well as costs associated with use of facilities and equipment, such as depreciation expenses and other general corporate related expenses.

General and administrative expenses also include surcharges on VAT payments according to PRC tax.

Others, Net

Others, net, mainly consist of non-operating income and expenses, such as government subsidies.

Taxation

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of our management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statement of comprehensive (loss)/income in the period of the enactment of the change.

We consider positive and negative evidence when determining whether a portion or all of our deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, the experience with tax attributes expiring unused, and the tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, we have considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

We recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Share-based Compensation

Employee Share-based Compensation

All forms of share-based payments to employees, including employee stock options, employee stock purchase plans, restricted shares and share awards, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statements of comprehensive income in accordance with ASC 718, “Stock Compensation.” In accordance with the guidance, we determine whether a share option should be classified and accounted for as a liability award or an equity award. Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award. The fair value of a liability-classified award will be re-measured to an updated fair value at each reporting period until the award is settled. The compensation cost is recognized over the requisite service period, which is usually the vesting period. If an award requires satisfaction of one or more performance or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, and no compensation cost is recognized if the requisite service is not rendered. For liability-classified award, we will true up compensation cost each reporting period for changes in fair value pro-rated for the portion of the requisite service period rendered. We recognize compensation cost for an award with both a service condition and a performance condition that has a graded vesting features using graded vesting method over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. If awards with market or performance conditions include graded vesting features, the graded vesting method should be used and the straight-line method should not be used. Additionally, if an award includes both a service condition and a market or performance condition, the graded vesting method should be used. No compensation cost is recognized for instruments that employees forfeit because a service condition or a performance condition is not satisfied.

Share-based compensation expenses of RMB967 thousand and RMB94,958 thousand for 2018 and 2019, respectively, were included in cost of revenue, selling expenses, general and administrative expenses and research and development expenses. In 2019, we granted 19,463,440 share options in two batches, with the first batch of 19,363,440 share options granted on June 30, 2019, and the second batch of the remaining 100,000 share options granted on August 19, 2019. In February 2020, we completed our initial public offering. As a result, approximately RMB22.1 million of share-based compensation expense associated with the share options we granted in 2019 will be recognized in the first quarter of 2020, which is calculated using graded vesting method with the mid-point of the estimated offering price range as fair value and a four-year vesting period.

The fair value of each option granted under the option plan was estimated on the date of grant using the binomial option pricing model using the following assumptions: (i) the risk-free interest rate of periods within the contractual life of the share option is based on the CNY China Sovereign Curve from Bloomberg as the valuation dates; (ii) our company has no history or expectation of paying dividends on our common shares; (iii) expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates; (iv) the expected term is developed by assuming the share options will be exercised when stock price is 2.2 times of the exercise price based on academic studies.

Recently issued accounting pronouncements

For a summary of recently issued accounting pronouncements, see Note 2 to the consolidated financial statements of our company pursuant to Item 17 of Part III of this annual report.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(85,349)	66,853	118,024	16,955
Net cash provided by/(used in) investing activities	57,767	(3,554)	(6,927)	(994)
Net cash provided by/(used in) financing activities	22,988	48,572	(14,079)	(2,024)
Effect of exchange rate changes on cash and cash equivalents	(234)	120	38	5
Net (decrease)/increase in cash and cash equivalents and restricted cash	(4,828)	111,991	97,056	13,942
Cash and cash equivalents and restricted cash at beginning of the year	45,108	40,280	152,271	21,872

Cash and cash equivalents and restricted cash at end of the year	40,280	152,271	249,327	35,814

To date, we have financed our operating and investing activities through cash generated from our operations and from historical financing activities. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months.

Cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash. As of December 31, 2018 and 2019, respectively, our cash and cash equivalents were RMB6.6 million and RMB88.1 million (US$12.7 million).

Restricted cash. Our restricted cash was RMB145.6 million and RMB161.2 million (US$23.2 million) as of December 31, 2018 and 2019, respectively. Our restricted cash consists of (i) unremitted net insurance premiums and (ii) guarantee deposit. In our capacity as an insurance broker, we collect premiums from our insurance clients and remit the premiums to the insurer partner who underwrites the respective insurance product. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by us, and we report the amount of such unremitted net insurance premiums as restricted cash. Unremitted net insurance premiums was RMB121.2 million and RMB136.7 million (US$19.6 million) as of December 31, 2018 and 2019, respectively. We pay guarantee deposit required by China Banking and Insurance Regulatory Commission in order to protect insurance premium appropriation by insurance broker. The amount of guarantee deposit was RMB24.5 million (US$3.6 million) as of both December 31, 2018 and 2019.

Account receivable, net of allowance for doubtful accounts. Our account receivable, net of allowance for doubtful accounts was RMB108.4 million and RMB180.4 million (US$25.9 million) as of December 31, 2018 and 2019, respectively. Account receivable, net of allowance for doubtful accounts primarily consists of commission fee receivable. The increase was due to the growth of our business scale.

Insurance premium receivable. Our insurance premium receivables decreased from RMB9.1 million as of December 31, 2018 to RMB2.3 million (US$0.3 million) as of December 31, 2019, primarily due to the termination of cooperation with our user traffic channels in collecting insurance premium on our behalf, and the shortened insurance premium collection period we adopted in 2019.

Account payable. Our account payable primarily consists of service fees to be paid to our user traffic channels. Our accounts payable were RMB73.4 million and RMB124.4 million (US$17.9 million) as of December 31, 2018 and 2019, respectively. The increase was primarily due to an increase of service fees to be paid to our user traffic channels.

Insurance premium payables. Our insurance premium payables was RMB114.4 million and RMB125.6 million (US$18.0 million) as of December 31, 2018 and 2019, respectively. Our insurance premium payables primarily consists of insurance premiums collected on behalf of our insurer partners but not yet remitted as of the balance sheet dates.

In the future, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2019, 99.6% of our cash and cash equivalents and restricted cash were held in China, and 99.6% were held by our VIE and denominated in Renminbi. Although we consolidate the results of our VIE and its subsidiaries, we only have access to the assets or earnings of our VIE and its subsidiaries through our contractual arrangements with our VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our WFOE, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiary, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOE, our VIE and its subsidiaries or to make additional capital contributions to our WFOE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade and service related foreign exchange transactions.

We expect that substantially all of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash provided by operating activities in 2019 was RMB118.0 million (US$17.0 million), as compared to a net profit of RMB15.0 million (US$2.2 million) in the same period. The difference was primarily due to the share-based compensation expense of RMB95.0 million (US$13.6 million), an increase in accounts payable of RMB52.2 million (US$7.5 million), an increase in payroll and welfare payable of RMB12.1 million (US$1.7 million), an increase in insurance premium payables of RMB11.1 million (US$1.6 million) and a decrease in amounts due from related parties of RMB10.3 million (US$1.5 million), partially offset by an increase in account receivables of RMB74.5 million (US$10.7 million), an increase in other assets of RMB10.3 million (US$1.5 million) and an increase in prepaid expense and other receivables of RMB6.9 million (US$1.0 million). The incurrence of share-based compensation expense was primarily due to the issuance of restricted shares to Huidz Holding Limited, the holding company of Mr. Cunjun Ma, and Bodyguard Holding Limited, our ESOP platform. The decrease in amounts due from related parties was primarily due to the full repayment of personal cash advances from Mr. Cunjun Ma, and the completion of capital contribution from Huidecheng Investment Development, L.P. to our VIE.

Net cash provided by operating activities in 2018 was RMB66.9 million, as compared to a net profit of RMB2.9 million in the same year. The difference was primarily due to an increase in accounts payable of RMB58.0 million, an increase in insurance premium payables of RMB12.8 million and interest on convertible bond of RMB26.2 million, partially offset by an increase in account receivables of RMB38.1 million. The increase in accounts payable was primarily due to an increase in commission fees and service fees to user traffic channels which was in turn attributable to our growth.

Net cash used in operating activities in 2017 was RMB85.3 million, as compared to a net loss of RMB97.0 million in the same year. The difference was primarily due to a decrease in other payables and accrued expenses of RMB16.2 million and an increase in account receivables of RMB9.6 million, partially offset by an increase in insurance premium payables of RMB37.8 million. The decrease in other payables and accrued expenses was due to transactions in the ordinary course of business. The increase in account receivables and the increase in insurance premium payables were primarily due to our growth.

Investing Activities

Net cash used in investing activities in 2019 was RMB6.9 million (US$1.0 million), primarily due to our purchase of property, equipment and intangible assets of RMB6.0 million (US$0.9 million) and purchase of long-term investment of RMB2.0 million (US$0.3 million) in 2019.

Net cash used in investing activities in 2018 was RMB3.6 million, primarily due to our purchase of long-term investment of RMB2.5 million, and purchase of property, equipment and intangible assets of RMB1.1 million.

Net cash provided by investing activities in 2017 was RMB57.8 million, primarily due to proceeds from disposal of short-term investment of RMB66.9 million, partially offset by our purchase of long-term investment of RMB6.8 million, and purchase of property, equipment and intangible assets of RMB2.6 million.

Financing Activities

Net cash used in financing activities in 2019 was RMB14.1 million (US$2.0 million), primarily due to our repayments of borrowings of RMB35.3 million (US$5.1 million) and our repayment of convertible bonds of RMB8.8 million (US$1.3 million), partially offset by proceeds from borrowings of RMB30.0 million (US$4.3 million).

Net cash provided by financing activities in 2018 was RMB48.6 million, primarily attributable to our proceeds from convertible bonds of RMB33.0 million and proceeds from borrowings of RMB29.5 million, partially offset by our repayments of borrowings of RMB13.9 million.

Net cash provided by financing activities in 2017 was RMB23.0 million, primarily due to our proceeds from borrowings of RMB23.5 million, partially offset by our repayments of borrowings of RMB0.3 million.

Capital Expenditures

Our capital expenditures were RMB3.6 million and RMB0.5 million (US$0.1 million) in 2018 and 2019. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Huize Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE, our VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our WFOE. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Data and Technology” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

Payment Due by Period
As of December 31, 2019
RMB
Operating Lease Obligations
Within one year (including one year)	4,777
One to two years (including two years)	1,027
Total	5,804

G.	Safe Harbor

See “Forward-Looking Statements” on page 3 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Cunjun Ma	48	Chairman of the Board of Directors and Chief Executive Officer
Li Jiang	48	Director and Chief Operating Officer

Directors and Executive Officers	Age	Position/Title
Minghan Xiao	46	Co-Chief Financial Officer
Tracey Chow	38	Co-Chief Financial Officer
Ronald Tam	38	Chief Strategy Officer
Xuchun Luo	50	Director and Secretary of the Board of Directors
Kai Ouyang	42	Chief Technology Officer
Haosheng Song	37	Chief Content Officer
Yongsheng Wang	46	Chief Human Resources Officer
Bin Wei	50	Independent Director
Jun Ge	48	Independent Director

Mr. Cunjun Ma is our founder and has been chairman of our board of directors and our chief executive officer since our inception. Mr. Cunjun Ma has over 23 years of insurance related experience, and holds exceptional insurance expertise and insights that have considerably contributed to our fast growth and unique corporate culture. He founded Shenzhen Huize Internet Insurance Agent Co., Ltd. in 2006 and worked as its general manager until June 2011. Prior to that, he worked as the head of a subsidiary of Hua An Property Insurance Co., Ltd. for two years. Prior to that, Mr. Ma worked in Shenzhen branch of Ping An Property Insurance Co., Ltd. from August 1995 to February 2004. Mr. Ma obtained an MBA degree from Nankai University.

Mr. Li Jiang has served as our chief operating officer since 2015. Mr. Jiang has been working in the insurance industry since 2003. Prior to joining our company, Mr. Jiang worked as senior manager in Starr Insurance (China) from 2009 to 2015. Prior to that, Mr. Jiang worked as senior manager in AIG Insurance from 2003 to 2009. Before entering the insurance industry, Mr. Jiang worked as marketing manager for AirChina from 1993 to 2003. Mr. Jiang obtained his Master’s degree in Marketing from Hong Kong University in 2013.

Mr. Minghan Xiao has served as our co-chief financial officer since November 2016. Prior to joining our company, Mr. Xiao worked in his capacity as chief financial officer, senior accountant or secretary of board of directors in several companies from October 2007 to May 2016. Mr. Xiao worked in his capacity as assistant manager for Klynveld Peat Marwick Goerdeler from November 2006 to August 2007, and as senior accountant for Deloitte Touche Tohmatsu Limited from December 2004 to October 2006. Prior to that, Mr. Xiao worked for five years in a PRC accounting firm. Mr. Xiao obtained his Bachelor’s degree in Logic from the Department of Philosophy, Peking University in 1995, and his Master’s degree in Logic from the Department of Philosophy, Sun Yat-sen University in 1998.

Ms. Tracey Chow has served as our co-chief financial officer since April 2019. Ms. Chow has 11 years of experience related to private equity investment and investment banking. She worked as vice president of Hillhouse Capital from June 2015 to August 2018 where she mainly focused on private equity investments. Before that, she worked as a senior associate in HOPU Investment from April 2014 to May 2015 in private equity investments as well. Prior to that, she worked as a senior associate in China International Capital Corporation from October 2010 to March 2014, where she focused in investment banking. Ms. Chow also had three years of working experience in the United Nations Development Program from June 2005 to March 2008, where she worked as a project manager in international development initiatives. Ms. Chow obtained her dual degree of Bachelor of Economics and Bachelor of Business Administration from Shanghai University of Finance & Economics in 2004. She graduated from the MPA program of University of Western Ontario in 2005, and the MBA program of Yale University in 2010.

Mr. Ronald Tam joined our company in March 2020 as the head of investor relations, and has served as our chief strategy officer since April 2020. Mr. Tam has over 15 years of experience in driving and executing corporate strategy, strategic investments, mergers and acquisitions and capital markets transactions. Prior to joining our company, Mr. Tam served as the Chief Financial Officer of Chong Sing Holdings FinTech Group Limited, a Hong Kong-listed fintech group, from 2016 to 2019, and Vice President of Corporate Finance from 2014 to 2016. Prior to that, Mr. Tam was an executive director and head of general industries investment banking for Greater China at Daiwa Capital Markets Hong Kong Limited from 2011 to 2013. Mr. Tam was a director at Crosby Capital Partners with a focus on private equity and special situations investments from 2010 to 2011. Mr. Tam commenced his career in investment banking at Goldman Sachs (Asia) L.L.C. in Hong Kong from 2002 to 2008 in its Equity Capital Markets and Corporate Finance groups, and advised corporate clients and financial sponsors on equity, equity-linked and M&A transactions across industries in Asia. Mr. Tam graduated magna cum laude with a Bachelor of Arts degree in Economics and Computer Science from Yale University in 2002, and is currently a Finance EMBA candidate at Tsinghua PBC School of Finance.

Ms. Xuchun Luo has served as our secretary of the board of directors since our inception. Ms. Luo has over 13 years of insurance related experience, and 18 years of accounting and financing related experience. Before joining our company, Ms. Luo worked as a department manager in Shenzhen Huize Internet Insurance Agent Co., Ltd. from March 2007 to November 2011. Ms. Luo also worked in Hua An Property Insurance Co., Ltd. for two years. Prior to that, Ms. Luo worked as an accountant in Industrial and Commercial Bank of China for 15 years, and as a department manager in an industrial company for two years. Ms. Luo obtained a Specialist’s degree in Financial Accounting from Jiangxi Radio and Television University in 2001, and a Bachelor’s degree in Law from The Open University of China in 2009.

Dr. Kai Ouyang has served as our chief technology officer since September 2014. Prior to joining our company, he worked as technical director of Fangduoduo Internet Technology Co., Ltd. from October 2011 to August 2014. Dr. Ouyang worked as the technology architect in Tencent Technology Co., Ltd. from August 2008 to October 2011. Before that, he worked as a doctoral lecturer in School of Computer Science of Wuhan University of Science and Technology from June 2006 to July 2007, and as a postdoctoral researcher in School of Computer Science of Hong Kong Baptist University from July 2007 to August 2008. Dr. Ouyang obtained his Bachelor’s degree in Material Science and Engineering, minor in Computer Science in 1999, his Master’s degree in Computer Science in 2002, and his PhD degree in 2006, all from Huazhong University of Science and Technology.

Mr. Haosheng Song has served as our chief content officer since 2015, and has been in charge of our branding, marketing and public relations since then. Mr. Song has rich experience in content provision and communication. Prior to joining our company, he worked as a reporter and chief editor in China Central Television from July 2007 to December 2014. Mr. Song obtained his Bachelor’s degree in Chinese Literature in 2004 from Shandong University. He obtained his Master’s degree in advertising from Communication University of China in 2007.

Mr. Yongsheng Wang has served as our chief human resources officer since 2016. Mr. Wang has rich experience in human resource management. Prior to joining our company, Mr. Wang worked in his capacity as senior consulting director and partner at two management consulting companies for eight years. Prior to that, Mr. Wang worked in the human resource departments of China National Accord Medicines Co., Ltd., Jindi Group Co., Ltd., and Huawei Technologies Co., Ltd., respectively, from 2000 to 2008. Mr. Wang obtained both his Bachelor’s degree and Master’s degree from Tianjin University.

Mr. Bin Wei started to serve as our independent director in February 2020. Mr. Wei has over 25 years of accounting and finance related experience. Mr. Wei has served as an asset management partner of CDH Investments Management (Hong Kong) Limited since April 2019. Prior to that, he served as a partner at Hillhouse Capital Group from April 2018 to March 2019. Prior to that, Mr. Wei worked in China Resources (Holdings) Co., Ltd. for 16 years from 2001 to 2017 in his capacities as director of finance, chief accountant and chief financial officer. From 1996 to 2001, Mr. Wei worked as the head of the accounting department in Nanguang (Group) Co., Ltd. Prior to that, Mr. Wei worked in the Audit Office of the Ministry of Foreign Trade and Economic Cooperation as a civil servant from 1992 to 1996. Mr. Wei serves as directors of various companies listed on Hong Kong Stock Exchange and Shenzhen Stock Exchange, including six affiliates of China Resources (Holdings) Co., Ltd. and China Vanke Co., Ltd. (HKSE: 02202; Shenzhen Stock Exchange: 000002) Mr. Wei has become qualified as a Chinese CPA since 1993, a Senior Auditor in China since 2003 and a Senior Accountant in China since 2003. Mr. Wei obtained his bachelor’s degree in Auditing from Zhongnan University of Finance and Economics in 1992, and his master’s degree in Finance from Jinan University in 2001.

Mr. Jun Ge started to serve as our independent director in February 2020. Mr. Ge has served as the director of Leadbank Science and Technology CO., Ltd. since December 2017. He served as the associate dean at Shanghai Institute of Advanced Finance at Shanghai Jiaotong University from February 2017 to November 2019. Prior to that, Mr. Ge served as the dean of Pudong Innovation Institute from 2015 to 2017. From 1996 to 2015, Mr. Ge worked in China Europe International Business School in various capacities, including director of the office, secretary general of the foundation and assistant of the dean. From 1993 to 1996, Mr. Ge served as an assistant engineer of Shanghai Academy of Building Research. He also serves as an independent director of Focus Media Information Technology Co Ltd. (Shenzhen Stock Exchange: 002027), Meinian Onehealth Healthcare Holdings Co., Ltd. (Shenzhen Stock Exchange: 002044), CIFI Holdings (Group) Co., Ltd. (HKSE: 00884) and Shanghai Fumed TianJian Co., Ltd. Mr. Ge obtained his bachelor’s degree in Chemistry from Xiamen University in 1993.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of RMB9.2 million (US$1.3 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our WFOE, our VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material of the employment agreement. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any client doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential client business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Stock Incentive Plans

Global Share Incentive Plan

On June 30, 2019, our shareholders and board of directors approved the Global Share Incentive Plan, which we refer to as the Global Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of common shares that may be issued under Global Plan is 57,501,813 common shares.

The following paragraphs summarize the principal terms of the Global Plan.

Type of Awards. The Global Plan permits the awards of options, restricted share units and other types of share incentive awards.

Plan Administration. Our board of directors or a committee of one or more members of the board will administer the Global Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the Global Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our directors, employees, consultants and members.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of effectiveness of the Global Plan.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Global Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Global Plan. The administrator has the authority to terminate, amend, suspend or modify the Global Plan in accordance with our articles of association. However, no such action may adversely affect in any material way any award previously granted pursuant to the Global Plan.

The following table summarizes, as of the date of this annual report, the number of common shares underlying outstanding options and restricted shares that we granted to our directors and executive officers under the Global Plan.

Name	Common Shares Underlying Options and Restricted Shares	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Cunjun Ma	Options: 7,556,701	0.1567	30th June 2019	30th June 2029
Xuchun Luo	Options: 802,803	0.1567	30th June 2019	30th June 2029
	Restricted Shares: 3,114,150		30th June 2019	30th June 2029
Li Jiang	Options:*	0.1567	30th June 2019	30th June 2029
	Restricted Shares: *		30th June 2019	30th June 2029
Minghan Xiao	Options:*	0.1567	30th June 2019	30th June 2029
	Restricted Shares: *		30th June 2019	30th June 2029
Tracey Chow	Options:*	0.1567	30th June 2019	30th June 2029
	Restricted Shares: *		30th June 2019	30th June 2029
Kai Ouyang	Options:*	0.1567	30th June 2019	30th June 2029
	Restricted Shares: *		30th June 2019	30th June 2029
Haosheng Song	Options:*	0.1567	30th June 2019	30th June 2029
	Restricted Shares: *		30th June 2019	30th June 2029
Yongsheng Wang	Options:*	0.1567	30th June 2019	30th June 2029
	Restricted Shares: *		30th June 2019	30th June 2029
Other employees	Options: 5,658,348	0.1567	30th June 2019-19th August 2019	30th June 2029-19th August 2029
	Restricted Shares: 5,839,030		30th June 2019	30th June 2029

*	Less than 1% of our total outstanding shares.

As of March 31, 2020, our employees, other than our directors and executive officers held options to purchase 5,658,348 Class A common shares, with exercise prices of US$0.1567 per share, under the Global Plan.

2019 Share Incentive Plan

On June 30, 2019, our shareholders and board of directors approved the 2019 Share Incentive Plan, which we refer to as the 2019 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of common shares that may be issued under 2019 Plan is 20,351,945 common shares. As of March 31, 2020, no share incentive award is outstanding under the 2019 Plan.

The following paragraphs summarize the principal terms of the 2019 Plan.

Type of Awards. The 2019 Plan permits the awards of options, restricted shares, restricted share units and other types of share incentive awards.

Plan Administration. Our board of directors or a committee of one or more members of the board will administer the 2019 Plan. The committee will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our directors, employees, consultants and members.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of effectiveness of the 2019 Plan.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2019 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2019 Plan. At any time and from time to time, the board may terminate, amend or modify the plan; provided, however, that (a) to the extent necessary and desirable to comply with applicable laws or stock exchange rules, the Company shall obtain shareholder approval of any plan amendment in such a manner and to such a degree as required, unless the Company decides to follow home country practice, and (b) unless the Company decides to follow home country practice, shareholder approval is required for any amendment to the plan that (i) increases the number of shares available under the plan, or (ii) permits the committee to extend the term of the plan or the exercise period for an option beyond ten years from the date of grant.

C.	Board Practices

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with our company is required to declare the nature of his interest at a meeting of our directors at which the question of entering into the contract or arrangement is first considered. Subject to the Nasdaq Global Market rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or arrangement or proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Bin Wei, Jun Ge and Cunjun Ma. Bin Wei is the chairman of our audit committee. We have determined that Bin Wei and Jun Ge satisfy the “independence” requirements of Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Bin Wei qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•

meeting separately and periodically with management and the independent auditors; and monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Bin Wei, Jun Ge and Cunjun Ma. Jun Ge is the chairman of our compensation committee. We have determined that Bin Wei and Jun Ge satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•

reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Bin Wei, Jun Ge and Cunjun Ma. Cunjun Ma is the chairperson of our nominating and corporate governance committee. Bin Wei and Jun Ge satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees and officer nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•

making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings; declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•

exercising the borrowing powers of our company and mortgaging the property of our company; and approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board. Our directors are not automatically subject to a term of office and will hold office until such time as they are removed from office by an ordinary resolution of our shareholders. Notwithstanding the foregoing, for so long as SAIF IV Healthcare (BVI) Limited is a shareholder holding at least 10% of the issued shares of our company, it shall have the exclusive right to appoint, remove and replace one director by written notice to our company and such appointment, removal or replacement shall become effective forthwith upon delivery of such written notice to our company without the need for further authorization from the board of directors or shareholders. In addition, a director will cease to be a director if he (i) resigns his office by notice delivered to our company or tendered at a board meeting; (ii) becomes of unsound mind or dies; (iii) without special leave of absence from the board of directors, is absent from meetings of the board for six consecutive times and the board resolves that his office be vacated; (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (v) is prohibited by law from being a director; or (vi) ceases to be a director by virtue of any provision of the Companies Law or our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors save that the chairman of the board shall be elected and removed by ordinary resolution of shareholders. Executive officers, including but not limited to chief executive officer, chief operating officer, chief financial officer, chief technology officer, chief content officer, chief human resource officer, shall be nominated by the nominating and corporate governance committee of the board.

D.	Employees

As of December 31, 2017, 2018 and 2019, we had 644,766 and 1,160 employees. The following table sets forth the numbers of our employees categorized by function as of December 31, 2019.

	As of December 31, 2019
Functions:	Number	% of Total
Insurance consulting	369	31.8
Sales, marketing and training	391	33.7
Client service	109	9.4
Product management	20	1.7
Research and technology	171	14.8
General and administrative	100	8.6

Total	1,160	100.0

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares on an as-converted basis as of March 31, 2020 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 1,039,805,653 issued and outstanding as of March 31, 2020, including (i) 889,214,446 Class A common shares(excluding 39,815,385 Class A common shares reserved for issuance under our Global Plan and 2019 Plan); and (ii) 150,591,207 Class B common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common shares Beneficially Owned
	Class A Common Shares	Class B Common Shares	% of Total Common Shares	% of Aggregate Voting Power†
Directors and Executive Officers**:
Cunjun Ma(1)	—	150,591,207	14.5	76.5
Li Jiang	*	—	*	—
Xuchun Luo	9,377,780	—	*
Minghan Xiao	*	—	*	—
Tracey Chow	*	—	*	—
Ronald Tam	—	—	—	—
Haosheng Song	*	—	*	—
Kai Ouyang	*	—	*	—
Yongsheng Wang	*	—	*	—
Bin Wei	—	—	—	—
Jun Ge	—	—	—	—
All Directors and Executive Officers as a Group	20,601,160	150,591,207	16.5	76.5
Principal Shareholders:
Huidz Holding Limited(1)	—	150,591,207	14.5	71.8
SAIF IV Healthcare (BVI) Limited(2)	195,825,080	—	18.9	6.2
Crov Global Holding Limited(3)	183,929,140	—	17.7	5.8
Wande Weirong Limited(4)	98,321,680	—	9.5	2.9
CDF Capital Insurtech Limited(5)	80,991,300	—	7.8	2.5
Bodyguard Holding Limited(6)	55,150,084	—	5.3	—

*	Less than 1% of our total common shares on an as-converted basis outstanding as of the date of this annual report.
**

Except as indicated otherwise below, the business address of our directors and executive officers is 5/F, Building 3-4, Shenzhen Animation Park, Yuehai Road, Nanhai Avenue, Nanshan District, Shenzhen 518052, People’s Republic of China.

†

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B common shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to 15 votes, voting together as a single class. Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

(1)

Represents 150,591,207 Class B common shares held by Huidz Holding Limited. Huidz Holding Limited is a British Virgin Islands company ultimately and wholly owned by Mr. Cunjun Ma through Great Mercy Holding Limited, a company incorporated in the British Virgin Islands. The registered address of Huidz Holding Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. Mr. Cunjun Ma also has sole voting power to 148,790,026 Class A common shares held by other shareholders of our company. Mr. Cunjun Ma disclaims beneficial ownership of these shares.

(2)

Includes 195,825,080 Class A common shares held by SAIF IV Healthcare (BVI) Limited, a company incorporated in the British Virgin Islands. SAIF IV Healthcare (BVI) Limited is controlled by Mr. Andrew Y Yan through a limited liability partnership in which Mr. Andrew Y Yan holds 100% shares of the general partner and thus controls the limited liability partnership. Mr. Andrew Y Yan disclaims beneficial ownership of the shares held by SAIF IV Healthcare (BVI) Limited, except to the extent of his pecuniary interests therein. The registered address of SAIF IV Healthcare (BVI) Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The business address of Mr. Andrew Y Yan is Suites 2516 – 2520, 2 Pacific Place, 88 Queensway, Hong Kong.

(3)

Represents 183,929,140 Class A common shares held by Crov Global Holding Limited, a company incorporated in the British Virgin Islands. Crov Global Holding Limited is indirectly 100% owned by Focus Technology Co., Ltd., an A-share listed company. Focus Technology Co., Ltd. is controlled by Mr. Jinhua Shen, who holds its majority shares. The registered address of Crov Global Holding Limited is Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416 Road Town, Tortola, British Virgin Islands.

(4)

Represents 98,321,680 Class A common shares held by Wande Weirong Limited, a company incorporated in the British Virgin Islands. Wande Weirong Limited is controlled by Mr. Jun Xiong through a limited liability partnership in which Mr. Jun Xiong holds majority shares of the general partner and hence holds control voting power. Mr. Jun Xiong disclaims beneficial ownership of the shares held by Wande Weirong Limited, except to the extent of his pecuniary interests therein. The registered address of Wande Weirong Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1 110. The voting power of 5,565,380 Class A common shares held by Wande Weriong Limited has been delegated to Mr. Cunjun Ma, while Mr. Cunjun Ma disclaims beneficial ownership of these Class Acommon shares.

(5)

Represents 80,991,300 Class A common shares held by CDF Capital Insurtech Limited, a company incorporated in the British Virgin Islands. CDF Capital Insurtech Limited is controlled by Mr. Ke Xiao, who is the general partner of Tianjin Chuangdongfang Enterprise Management Partnership (Limited Partnership), the sole shareholder of CDF Capital Insurtech Limited. The registered address of CDF Capital Insurtech Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1 110. The voting power of 3,339,220 Class A common shares held by CDF Capital Insurtech Limited has been delegated to Mr. Cunjun Ma, while Mr. Cunjun Ma disclaims beneficial ownership of these Class Acommon shares.

(6)

Represents 55,150,084 Class A common shares. Bodyguard Holding Limited holds these Class A common shares as an ESOP platform for the restricted share award of our company or on behalf of certain director, and disclaims beneficiary interest of these restricted shares. The restricted shares are granted to certain directors, management and key employees of our company who are shareholders of Bodyguard Holding Limited. The voting power of all Class A common shares held by Bodyguard Holding Limited has been delegated to Mr. Cunjun Ma, while Mr. Cunjun Ma disclaims beneficial ownership of these Class A common shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Global Share Incentive Plan” for details. The address of Bodyguard Holding Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1 110.

To our knowledge, as of March 31, 2020, 106,449,060 of our common shares were held by one record holder in the United States, which was Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to fifteen votes per share.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement and Registration Rights

We entered into a shareholders agreement with our shareholders on June 4, 2019 that provides for certain shareholders’ rights, including registration rights, information and inspection rights, right of participation, right of first refusal and right of co-sale, and contains provisions governing our board of matters. Such shareholder rights and corporate governance provisions, other than the registration rights, automatically terminated upon the completion of our initial public offering. The shareholders agreement provides that for so long as SAIF IV Healthcare (BVI) Limited is a shareholder holding at least 10% of the issued shares of our company, it shall have the exclusive right to appoint, remove and replace one director by written notice to our company and such appointment, removal or replacement shall become effective forthwith upon delivery of such written notice to our company without the need for further authorization from the board of directors or shareholders. Such right does not terminate upon completion of our initial public offering.

Set forth below is a description of the registration rights granted under the shareholders agreement that survives our initial public offering.

Demand Registration Rights

Holders of at least 33% of the registrable securities then outstanding have the right to demand that we file a registration statement covering the registrable securities that the holders request to be registered. We have the right to defer filing of a registration statement for a period of not more than ninety (90) days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right for a period more than ninety (90) days after receipt of the request of the holder. We are obligated to effect no more than three demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights

If we propose to file a registration statement for a public offering of our securities, we must offer our shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated first, to us, second, to each of the holders requesting inclusion of their registrable securities in a registration statement on a pro rata basis based on the total number of shares of registrable securities then held by each such holder, and third, to holders of our other securities.

Form F-3 Registration Rights

Holders of at least 33% of the registrable securities then outstanding may request us in writing to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of Registration

We will pay all expenses, other than the underwriting discounts and selling commissions applicable to the sale of registrable securities pursuant to the registration rights (which will be borne by the holders requesting registration on a pro rata basis in proportion to their respective numbers of registrable securities sold in such registration), incurred in connection with registrations, filings or qualifications pursuant to the registration rights, including all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for us and reasonable fees and disbursement of one counsel for all selling holders. However, we are not obligated to pay any expenses of any registration proceeding if the registration request is subsequently withdrawn at the request of a majority-in-interest of the holders requesting such registration.

Termination of Obligations

The registration rights set forth above will terminate on the earlier of (i) the date that is five years after the date of closing of a qualified initial public offering and (ii) with respect to any holder, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act in any ninety-day period.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Global Share Incentive Plan” and “—2019 Share Incentive Plan”

Other Transactions with Related Parties

As of December 31, 2018, we had interest-free, unsecured personal cash advances outstanding in the total amount of RMB1.9 million to Mr. Cunjun Ma, our Chief Executive Officer and Chairman of the board of directors. We received the full amount of repayment from Mr. Cunjun Ma on March 31, 2019.

Huidecheng Investment Development, a shareholder of our VIE, had in the past delayed paying capital contribution to our VIE. We received the full amount of capital contribution on April 19, 2019.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not involved in any material legal or administrative proceedings. From time to time, we may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Such legal or administrative claims and proceedings, even if without merit, could result in the expenditure of financial and management resources and potentially result in civil liability for damages.

Dividend Policy

Our board of directors has discretion as to whether to declare dividends subject to certain requirements of the Companies Law. Our articles of association provides that dividends may be declared and paid out of the profits of our company, realised or unrealised, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Companies Law. Under the Companies Law, no distribution or dividend may be paid out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our common shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our WFOE to pay dividends to us. See “Information on the Company Regulation—B. Business Overview—Regulations on Foreign Exchange.”

If we pay any dividends on our common shares, we will pay those dividends which are payable in respect of the common shares underlying the ADSs to the depositary, as the registered holder of such common shares, and the depositary then will pay such amounts to the ADS holders in proportion to the common shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares.” Cash dividends on our common shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing 20 Class A common shares, have been listed on the Nasdaq Global Market since February 11, 2020 under the symbol “HUIZ.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing 20 Class A common shares, have been listed on the Nasdaq Global Market since February 11, 2020 under the symbol “HUIZ.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares.

Common Shares

General. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. All of our outstanding common shares are fully paid and non-assessable. Certificates representing the common shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their common shares.

Dividends. The holders of our common shares are entitled to such dividends as may be declared by our board of directors. Our third amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Holders of Class A common shares and Class B common shares will be entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to fifteen (15) votes, voting together as one class. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the nominal value of the total issued voting shares of our company present in person or by proxy. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast at a meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the outstanding common shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our third amended and restated memorandum and articles of association.

Conversion. Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equivalent number of Class A common shares.

Transfer of Common Shares. Subject to the restrictions contained in our third amended and restated articles of association, any of our shareholders may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any common share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any common share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of common shares;

•	the instrument of transfer is properly stamped, if required;

•

in the case of a transfer to joint holders, the number of joint holders to whom the common share is to be transferred does not exceed four; and a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of common shares), assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. Any distribution of assets or capital to a holder of a Class A common share and a holder of a Class B common share will be the same in any liquidation event.

Calls on Common Shares and Forfeiture of Common Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The common shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Common Shares. The Companies Law and our third amended and restated articles of association permit us to purchase our own shares. In accordance with our third amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

A majority of the board or the chairman of the board may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our company. A shareholders’ requisition is a requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than forty per cent (40%) of all votes attaching to all issued shares of our company that as at the date of the deposit carry the right to vote at general meetings of the company.

Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders but a general meeting may be called by shorter notice, subject to the Companies Law, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the shareholders entitled to attend and vote thereat; and

(b)

in the case of any other meeting, by a majority of the shareholders having the right to attend and vote at the meeting together holding not less than forty per cent. (40%) of all votes attaching to all the issued shares giving that right.

A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-third of all voting power of our share capital in issue.

Inspection of Books and Records

The notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies in the Cayman Islands for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and members.

Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find More Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

However, no alteration contemplated above, or otherwise, may be made to the par value of the Class A common shares or Class B common shares unless an identical alteration is made to the par value of the Class B common shares and Class A common shares, as the case may be.

We may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the Nasdaq rules in lieu of following home country practice. The Nasdaq rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders. In addition, our articles of association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our article

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E.	Taxation

The following summary of the Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A common shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A common shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our common shares, nor will gains derived from the disposal of our common shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

The following discussion is the opinion of Commerce & Finance Law Offices, our legal counsel as to PRC Law. Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties, etc. of an enterprise. In April 2009, the State Administration of Taxation issued a circular, as amended in November 2013 and partially invalid, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location where the senior executives and the corresponding executive departments perform their duty of day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Huize Holding Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Huize Holding Limited meets all of the conditions above. Huize Holding Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. In the opinion of Commerce & Finance Law Offices, our legal counsel as to PRC law, it is more likely than not that Huize Holding Limited will not be deemed as a PRC resident enterprise for PRC tax purposes. As such, holders of the ADSs and common shares who are not PRC residents likely will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

Our PRC legal counsel has also advised us that, there is a risk that the PRC tax authorities may deem us as a PRC resident enterprises since a substantially majority of the members of our management team are located in China. If the PRC tax authorities determine that Huize Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or common shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Huize Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Huize Holding Limited is treated as a PRC resident enterprise. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprises for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that acquires our ADSs or common shares and holds our ADSs or common shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, backup withholding and information reporting requirements, including pursuant to sections 1471 through 1474 of the Code, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or common shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons who acquire their ADSs or common shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or common shares representing 10% or more of our stock (by vote or value);

•

investors required to accelerate the recognition of any item of gross income with respect to our ADSs or common shares as a result of such income being recognized on an applicable financial statement; or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or common shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or common shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

For U.S. federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of common shares for ADSs generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, income equivalent to interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE for U.S. federal income tax purposes, the composition of our income and assets would change and we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the proceeds we received from our initial public offering and the value of our ADSs, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In addition, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or common shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

The gross amount of any distributions paid on our ADSs or common shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or common shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Global Market will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or common shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or common shares (see “Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for a foreign tax credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or common shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or common shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations.

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or common shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or common shares. Under the PFIC rules:

•	the excess distribution or recognized gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or common shares;

•

the amount of the excess distribution or recognized gain allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and the amount of the excess distribution or recognized gain allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares and any of our subsidiaries or other corporate entities in which we own equity interests, our VIE or any of the subsidiaries of our VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIE or any of the subsidiaries of our VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our common shares, are listed on the Nasdaq Global Market. Consequently, if our ADSs continue to be listed on the Nasdaq Global Market and are being regularly traded, we expect that the mark-to-market election would be available to a U.S. Holder that holds our ADSs were we to be or become a PFIC, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or common shares if we are or become a PFIC.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank N.A., the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at ir.huize.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of December 31, 2019, we had Renminbi-denominated cash and cash equivalents of RMB87.2 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in a decrease of US$1.3 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in an increase of US$1.3 million in cash and cash equivalents.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We have not been exposed to material risks due to changes in market interest rates as the borrowings held by us all bear interest at a fixed interest rate.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Seasonality

We experience seasonality in our business. For example, we generally have more life and health insurance purchase orders in the first quarter of each year. On the other hand, for property & casualty insurance products we offer on our platform, mostly consisted of travel insurance products, we experience more purchase orders in the third quarter, and the first and fourth quarters of each year are the low season for travel insurance products. As we are shifting to a product mix with more life and health insurance products focused, we expect that we will experience stronger influence of seasonality of life and health insurance products compared with property & casualty insurance products. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth in recent years, but may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to fluctuations, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A common shares, upon a change in the ADS(s)-to-Shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A common shares

Up to U.S. 50 per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Shares ratio, or for any other reason)	Up to U.S. 50 per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 50 per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 50 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 50 per ADS held

• ADS Services	Up to U.S. 50 per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 50 per ADS (or fraction thereof) converted

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S. 50 per ADS (or fraction thereof) transferred

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of Class A common shares on the share register and applicable to transfers of Class A common shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A common shares, ADSs and ADRs; and the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10—Additional Information—B. Memorandum and Articles of Association—Common Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File number: 333-233614) in relation to the initial public offering of 5,250,000 ADSs representing 105,000,000 of our Class A common shares, at an initial offering price of US$10.5 per ADS. Our initial public offering closed in February 2020. Citigroup Global Markets Inc. and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters for our initial public offering. Counting in the ADSs sold upon the partial exercise of the over-allotment option by our underwriters, we offered and sold 5,322,453 ADSs and received net proceeds of approximately US$47.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on February 11, 2020. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$8.7 million, which included US$5.0 million in underwriting discounts and commissions for the initial public offering and approximately US$3.7 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2019, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2019. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes -Oxley Act for purposes of identifying and reporting any material weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, additional material weaknesses may have been identified.

To remedy our identified material weakness subsequent to December 31, 2019, we plan to undertake steps to strengthen our internal control over financial reporting, including: (i) recruiting more financial reporting and accounting personnel who have adequate U.S. GAAP knowledge, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) planning to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework , and (iv) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements.

However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Bin Wei, a member of our audit committee and independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16.B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of our company, whether they work for the Company on a full-time, part-time, consultative or temporary basis. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1 (File Number 333-199996), as amended, initially filed with the SEC on September 4, 2019.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our principal external auditors, for the years indicated. We did not pay any other fees to our principal external auditors during the years indicated below.

	For the Year Ended December 31,
	2018	2019
	(in thousands of RMB)
Audit-related fees(1)	8,200	5,540
Tax fees(2)	162	956
All other fees(3)	—	4,108
Total	8,362	10,604

Note:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and the quarterly reviews of our condensed consolidated financial information, including audit fees relating to our initial public offering in 2018.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditors for tax compliance, tax advice, and tax planning.
(3)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with other advisory services.

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, including audit services, tax services and other services described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On April 15, 2020, our board of directors authorized a share repurchase program under which we may repurchase up to US$10 million of our outstanding American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. We expect to fund repurchases made under this program from our existing funds.

As of the date of this annual report, no shares have been repurchased by our company under such share repurchase program.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to Nasdaq’s corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq’s corporate governance requirements. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks relating to our ADSs and Trading Market— As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.”

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Huize Holding Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A common shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.3	Form of Deposit Agreement, dated as of February 11, among the Registrant, Citibank N.A., as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.4	Shareholders Agreement between the Registrant and other parties thereto dated June 6, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.5*	Description of Securities

4.1	Global Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.2	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.3	Form of Indemnification Agreement, between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.5	English translation of executed Exclusive Business Cooperation Agreement among our WFOE, our VIE and its shareholders (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.6	English translation of form of executed Power of Attorney signed by shareholders of our VIE (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.7	English translation of executed Equity Pledge Agreement among our WFOE, our VIE and its shareholders (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.8	English translation of executed Exclusive Option and Equity Custody Agreement among our WFOE, our VIE and its shareholders (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

8.1*	Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.3**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Commerce & Finance Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huize Holding limited

By:	/s/ Cunjun Ma
	Name:	Cunjun Ma
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 24, 2020

HUIZE HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Huize Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Huize Holding Limited and its subsidiaries (the ‘‘Company’’) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive (loss) /income, of changes in shareholders’ (deficit)/equity, and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the ‘‘consolidated financial statements’’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 24, 2020

We have served as the Company’s auditor since 2018.

HUIZE HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,			Pro Forma December 31, (Unaudited)
	Note	2018	2019		2019
		RMB	RMB	USD$ Note 2(f)	RMB	USD$ Note 2(f)
Assets
Current assets
Cash and cash equivalents	2(g)	6,640	88,141	12,661	88,141	12,661
Restricted cash (including amounts of the consolidated VIE of RMB 145,599 thousand and RMB 161,186 thousand as of December 31, 2018 and 2019, respectively)	2(h)	145,631	161,186	23,153	161,186	23,153
Accounts receivable, net of allowance for doubtful accounts	2(j), 3	108,434	180,393	25,912	180,393	25,912
Insurance premium receivables (including amounts of the consolidated VIE of RMB 9,143 thousand and RMB 2,329 thousand as of December 31, 2018 and 2019, respectively)	2(k)	9,143	2,329	335	2,329	335
Amounts due from related parties	4	10,546	280	40	280	40
Prepaid expense and other receivables	5	20,596	29,196	4,194	29,196	4,194

Total current assets		300,990	461,525	66,295	461,525	66,295

Non-current assets
Property, plant and equipment, net	6	6,354	8,006	1,150	8,006	1,150
Intangible assets, net	7	1,197	1,652	237	1,652	237
Deferred tax assets	12	137	64	9	64	9
Long-term investments	8	21,575	23,395	3,360	23,395	3,360
Other assets	5	3,831	14,163	2,034	14,163	2,034

Total non-current assets		33,094	47,280	6,790	47,280	6,790

Total assets		334,084	508,805	73,085	508,805	73,085

HUIZE HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,			Pro Forma December 31, (Unaudited)
	Note	2018	2019		2019
		RMB	RMB	USD$ Note 2(f)	RMB	USD$ Note 2(f)
Liabilities, Mezzanine Equity and Shareholders’ (Deficit)/Equity
Current liabilities
Short-term borrowings (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 24,267 thousand and RMB 36,880 thousand as of December 31, 2018 and 2019, respectively)	2(q), 9	24,267	36,880	5,297	36,880	5,297
Accounts payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 72,989 thousand and RMB 124,441 thousand as of December 31, 2018 and 2019, respectively)		73,448	124,441	17,875	124,441	17,875
Insurance premium payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 114,447 thousand and RMB 125,587 thousand as of December 31, 2018 and 2019, respectively)		114,447	125,587	18,039	125,587	18,039
Other payables and accrued expenses (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 60,599 thousand and RMB 37,678 thousand as of December 31, 2018 and 2019, respectively)	10	36,908	30,211	4,340	30,211	4,340
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 31,850 thousand and RMB 43,831 thousand as of December 31, 2018 and 2019, respectively)	11	31,850	43,993	6,319	43,993	6,319
Income taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 206 thousand and RMB 206 thousand as of December 31, 2018 and 2019, respectively)	12	250	206	30	206	30
Amounts due to related parties(including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB nil both as of December 31, 2018 and 2019, respectively)	4	—	465	67	465	67

Total current liabilities		281,170	361,783	51,967	361,783	51,967

HUIZE HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,			Pro Forma December 31, (Unaudited)
	Note	2018	2019		2019
		RMB	RMB	USD$ Note 2(f)	RMB	USD$ Note 2(f)
Liabilities, Mezzanine Equity and Shareholders’ (Deficit)/Equity (Continued)
Non-current liabilities
Long-term borrowings (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 15,804 thousand and RMB nil as of December 31, 2018 and 2019, respectively)	2(q), 13	15,804	—	—	—	—
Deferred tax liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 575 thousand and RMB 530 thousand as of December 31, 2018 and 2019, respectively)	12	575	530	76	530	76
Other non-current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB nil and RMB 518 thousand as of December 31, 2018 and 2019, respectively)		—	518	74	518	74

Total non-current liabilities		16,379	1,048	150	1,048	150

Total liabilities		297,549	362,831	52,117	362,831	52,117

HUIZE HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,			Pro Forma December 31, (Unaudited)
	Note	2018	2019		2019
		RMB	RMB	USD$ Note 2(f)	RMB	USD$ Note 2(f)
Liabilities, Mezzanine Equity and Shareholders’ (Deficit)/Equity (Continued)
Commitments and contingencies	22
Mezzanine equity
Series A redeemable preferred shares (US$0.00001 par value per share; 204,022,000 shares and 204,022,000 shares authorized, issued and outstanding as of December 31, 2018 and 2019; no shares issued and outstanding, pro forma as of December 31, 2019)	15	78,390	84,072	12,076	—	—
Series B redeemable preferred shares (US$0.00001 par value per share; 185,512,580 shares and 185,512,580 shares authorized, issued and outstanding as of December 31, 2018 and 2019; no shares issued and outstanding, pro forma as of December 31, 2019)	15	241,918	261,272	37,529	—	—
Series B+ redeemable preferred shares (US$ 0.00001 par value per share; 43,937,180 shares and 43,937,180 shares authorized, issued and outstanding as of December 31, 2018 and 2019; no shares issued and outstanding, pro forma as of December 31, 2019)	15	75,606	81,654	11,729	—	—
Series B++ redeemable preferred shares (US$0.00001 par value per share; 16,574,460 shares and 16,574,460 shares authorized, issued and outstanding as of December 31, 2018 and 2019; no shares issued and outstanding, pro forma as of December 31, 2019)	15	25,859	27,629	3,969	—	—

Total mezzanine equity		421,773	454,627	65,303	—	—

Shareholders’ (deficit)/equity
Common shares (US$0.00001 par value; 4,549,953,780 shares authorized as of December 31, 2018 and 2019, respectively; 445,272,000 shares and 483,310,373 shares issued and outstanding as of December 31, 2018 and 2019; 933,356,593 shares issued and outstanding, pro forma as of December 31, 2019)	14	31	33	5	66	9
Additional paid-in capital		2,778	64,882	9,320	519,476	74,619
Accumulated other comprehensive income		295	414	59	414	59
Accumulated deficit		(388,884)	(373,982)	(53,719)	(373,982)	(53,719)
Total shareholders’ (deficit)/equity attributable to Huize Holding Limited shareholders		(385,780)	(308,653)	(44,335)	145,974	20,968

Non-controlling interests		542	—	—	—	—

Total shareholders’ (deficit)/equity		(385,238)	(308,653)	(44,335)	145,974	20,968

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		334,084	508,805	73,085	508,805	73,085

The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(All amounts in thousands, except share data, or otherwise noted)

		Year Ended December 31,
	Note	2017	2018	2019
		RMB	RMB	RMB	USD$ Note 2(f)
Operating revenue
Brokerage income	2(w), 17	251,556	503,547	982,124	141,073
Other income		11,776	5,281	11,195	1,608

Total operating revenue		263,332	508,828	993,319	142,681

Operating costs and expenses
Cost of revenue	2(x)	(164,750)	(316,397)	(629,531)	(90,426)
Other cost		(1,919)	(1,905)	(1,837)	(264)

Total operating costs		(166,669)	(318,302)	(631,368)	(90,690)
Selling expenses	18	(104,980)	(94,613)	(164,665)	(23,653)
General and administrative expenses	19	(41,877)	(46,177)	(161,816)	(23,243)
Research and development expenses		(50,107)	(24,944)	(33,831)	(4,860)

Total operating costs and expenses		(363,633)	(484,036)	(991,680)	(142,446)

Operating (loss)/profit		(100,301)	24,792	1,639	235

Other income/(expenses)
Interest income/(expenses)	20	655	(27,111)	(190)	(27)
Unrealized exchange income/(loss)		36	(354)	362	52
Investment income		811	—	718	103
Others, net		1,171	4,569	12,676	1,821

(Loss)/profit before income tax, and share of income of equity method investee		(97,628)	1,896	15,205	2,184

Income tax expense	12	(406)	(278)	(57)	(8)
Share of income/(loss) of equity method investee		989	1,310	(180)	(26)

Net (loss)/profit		(97,045)	2,928	14,968	2,150

Net profit/(loss) attributable to non-controlling interests		128	(224)	66	9
Net (loss)/profit attributable to Huize Holding Limited		(97,173)	3,152	14,902	2,141

Redeemable preferred shares redemption value accretion	15	(26,474)	(29,118)	(32,854)	(4,719)
Allocation to redeemable preferred shares		47,934	(1,558)	(7,431)	(1,067)

Net loss attributable to common shareholders		(75,713)	(27,524)	(25,383)	(3,645)

Net (loss)/profit		(97,045)	2,928	14,968	2,150
Foreign currency translation adjustment, net of tax		(37)	327	140	20

Comprehensive (loss)/income		(97,082)	3,255	15,108	2,170

Comprehensive (loss)/income attributable to non- controlling interests		67	(192)	87	12

Comprehensive (loss)/income attributable to Huize Holding Limited		(97,149)	3,447	15,021	2,158

Weighted average number of common shares used in computing net (loss)/profit per share
Basic and diluted	21	445,272,000	445,272,000	452,445,068	452,445,068
Net loss per share attributable to common shareholders
Basic and diluted	21	(0.17)	(0.06)	(0.06)	(0.01)

The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(All amounts in thousands, except share data, or otherwise noted)

		Common shares		Additional paid- in capital	Accumulated other comprehensive income	Accumulated deficit	Non- Controlling interest	Total shareholders’ (deficit)/ equity
		Share	Amount RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2017		445,272,000	31	31,564	(24)	(294,863)	884	(262,408)

Net loss for the year		—	—	—	—	(97,173)	128	(97,045)
Share-based payment compensation	16	—	—	811	—	—	—	811
Redeemable preferred shares redemption value accretion	15	—	—	(26,474)	—	—	—	(26,474)
Foreign currency translation		—	—	—	24	—	(61)	(37)
Profit distribution		—	—	—	—	—	(217)	(217)

Balance at 31 December 2017		445,272,000	31	5,901	—	(392,036)	734	(385,370)

Balance at 1 January 2018		445,272,000	31	5,901	—	(392,036)	734	(385,370)

Net profit for the year		—	—	—	—	3,152	(224)	2,928
Share-based payment compensation	16	—	—	967	—	—	—	967
Redeemable preferred shares redemption value accretion	15	—	—	(29,118)	—	—	—	(29,118)
Beneficial conversion feature in connection with issuance of convertible bonds		—	—	25,028	—	—	—	25,028
Foreign currency translation		—	—	—	295	—	32	327

Balance at 31 December 2018		445,272,000	31	2,778	295	(388,884)	542	(385,238)

Balance at 1 January 2019		445,272,000	31	2,778	295	(388,884)	542	(385,238)

Net profit for the year		—	—	—	—	14,902	66	14,968
Share-based payment compensation		38,038,373	2	94,958	—	—	—	94,960
Redeemable preferred shares redemption value accretion		—	—	(32,854)	—	—	—	(32,854)
Foreign currency translation		—	—	—	119	—	21	140
Others		—	—	—	—	—	(629)	(629)

Balance at 31 December 2019		483,310,373	33	64,882	414	(373,982)	—	(308,653)

The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(All amounts in thousands, except share data, or otherwise noted)

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	USD$ Note 2(f)
Cash flows from operating activities:
Net (loss)/profit	(97,045)	2,928	14,968	2,150
Adjustments to reconcile net (loss)/profit to net cash (used in)/provided by operating activities:
Allowance for doubtful account	801	376	626	90
Depreciation and amortization	3,562	3,082	3,779	543
Unrealized exchange (income)/loss	(36)	354	(362)	(52)
Share-based compensation expense	811	967	94,958	13,640
Interest (income)/expense	(655)	862	190	27
Investment income	(811)	—	(718)	(103)
Share of (income)/loss of equity method investee	(989)	(1,310)	180	26
Interest on convertible bond	—	26,249	—	—
Deferred income tax	239	190	20	3

	(94,123)	33,698	113,641	16,324

Changes in operating assets and liabilities:
Increase in account receivables	(9,639)	(38,120)	(74,508)	(10,702)
(Increase)/Decrease in insurance premium receivables	(1,543)	(6,133)	6,814	979
Increase in prepaid expense and other receivables	(3,847)	(4,152)	(6,860)	(985)
(Increase)/Decrease in amounts due from related party	(301)	(1,580)	10,266	1,475
Increase in amounts due to related party	—	—	465	67
Increase in accounts payable	3,435	57,995	52,163	7,493
Increase in insurance premium payables	37,829	12,753	11,140	1,600
(Decrease)/Increase in payroll and welfare payable	(1,138)	14,833	12,143	1,744
Increase/(Decrease) in tax payable	160	(195)	37	5
(Increase )/Decrease in other payables and accrued expenses	(16,182)	1,585	3,055	439
Increase in other assets	—	(3,831)	(10,332)	(1,484)

Net cash (used in)/provided by operating activities	(85,349)	66,853	118,024	16,955

Cash flows from investing activities:
Purchase of long-term investment	(6,776)	(2,500)	(2,000)	(287)
Proceeds from disposal of short-term investment	66,938	—	—	—
Purchase of property, equipment and intangible assets	(2,642)	(1,139)	(6,035)	(867)
Proceeds from disposal of property, equipment and intangible assets	247	85	60	9
Others	—	—	1,048	151

Net cash (provided by)/used in investing activities	57,767	(3,554)	(6,927)	(994)

Cash flows from financing activities:
Proceeds from borrowings	23,516	29,484	30,000	4,308
Proceeds from convertible bonds	—	33,000	—	—
Dividend paid to non-controlling interest	(217)	—	(8,794)	(1,263)
Repayments of borrowings	(311)	(13,912)	(35,285)	(5,069)

Net cash provided by/(used in) financing activities	22,988	48,572	(14,079)	(2,024)

Effect of exchange rate changes on cash and cash equivalents	(234)	120	38	5

Net (decrease)/ increase in cash and cash equivalents and restricted cash	(4,828)	111,991	97,056	13,942
Total cash and cash equivalents and restricted cash at beginning of year	45,108	40,280	152,271	21,872

Total cash and cash equivalents and restricted cash at end of year	40,280	152,271	249,327	35,814

HUIZE HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(All amounts in thousands, except share data, or otherwise noted)

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	USD$ Note 2(f)
Supplemental disclosure of cash flow information
Cash paid for interest	179	(1,473)	(2,094)	(301)
Cash paid for income tax	(7)	(283)	—	—
Supplemental disclosure of non-cash investing and financing activities
Accretion on redeemable preferred shares to redemption value	(26,474)	(29,118)	(32,854)	(4,719)
Issuance of redeemable preferred shares from conversion of the convertible bonds	—	25,427	—	—

The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

1. Principal activities and reorganization

(a) History and Reorganization

The Group commenced its operation in August 2006 by Mr. Cunjun Ma (“the founder”). Subsequently in December 2014, March 2016 and July 2016, the Company completed Series A, Series B and Series B+ financing respectively, and issued redeemable preferred shares to certain third party investors. In July 2018, the Company issued a convertible bond to certain third party investors. In October 2018, the investors converted the bond into Series B++ redeemable preferred shares.

Huize Holding Limited (“Huize” or the “Company”) was incorporated on December 24, 2014 under the laws of the Cayman Islands. The Company commenced a reorganization (“Reorganization”) in preparation of an offshore listing by issuing 184,200,000 common shares and 98,900,000 redeemable preferred shares were issued to the three shareholders in 2014 and 2015 after the Company was established. In June 2015, Shenzhen Zhixuan was established as an indirect wholly foreign owned entity of the Company in the People’s Republic of China (the “PRC”).

In June 2019, the Group completed the Reorganization by issuing 261,072,000 common shares, 105,122,000 Series A redeemable preferred shares, 185,512,580 Series B redeemable preferred shares, 43,937,180 Series B+ redeemable preferred shares and 16,574,460 Series B++ redeemable preferred shares to the shareholders of Huiye Tianze. After such share issuance, the total number of shares outstanding equals to that of Huiye Tianze. However, since the Company is an offshore entity, all PRC investors are required to register with relevant PRC governmental authorities in order to hold equity interest in the Company. All shareholders, except for one shareholder that owns 21.87% of Huiye Tianze, have completed relevant registrations. 78.13% of the shareholders received shares of the Company. The 21.87% shares of the Company were issued to an offshore affiliate of that shareholder. Concurrently, the Company obtained control over Huiye Tianze through Shenzhen Zhixuan by entering into a series of contractual arrangements as described in note 2b. As a result, Huiye Tianze became a consolidated VIE of the Group. The Company determined that the Reorganization is a recapitalization and accordingly prepared its financial statements using the carryover basis of assets and liabilities of Huiye Tianze and its subsidiaries.

Accordingly, the Company became the ultimate holding company of Huiye Tianze and its subsidiaries, which is principally engaged in the provision of insurance brokerage services in the PRC. The Company and its consolidated subsidiaries and variable interest entities (“VIE”) are collectively referred to as the “Group”.

In February 2020, the Company completed its initial public offering (“IPO”) in Nasdaq Global Market. The initial public offering of an aggregate of 5,250,000 American depository shares (“ADS”), each presenting 20 class A common shares of the Company, was priced at US$10.50 per ADS. On March 10, 2020, the underwriters have exercised part of their over-allotment option to purchase an additional 72,453 American Depositary Shares of the Company at the IPO price of US$10.50 per ADS. After giving effect to the exercise of the over-allotment option, the Company had issued and sold a total of 5,322,453 ADSs in the IPO, for total gross proceeds of approximately US$55.9 million.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

1. Principal activities and reorganization (Continued)

(a) History and Reorganization (Continued)

As of December 31, 2019, the Company’s principal subsidiaries, consolidated VIE and subsidiaries of VIE are as follows:

Principal Subsidiaries	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage Of Direct or Indirect Economic Interest	Principal Activities
Smart Choice Ventures Limited (“Smart Choice”)	January 14, 2015	British Virgin Islands	100%	Investment holding

Hong Kong Smart Choice Ventures Limited (“HK Smart Choice”)	February 18, 2015	Hong Kong	100%	Investment holding

Zhixuan International Management Consulting (Shenzhen) Co., Ltd. (“Shenzhen Zhixuan”)	June 9, 2015	PRC	100%	Management consulting and marketing consulting

Zhixuan Management Consulting (Tianjin) Co. Ltd	April 4, 2019	PRC	100%	Management consulting and marketing consulting

VIE

Shenzhen Huiye Tianze Investment Holding Co., Ltd (“Huiye Tianze”)	October 30, 2014	PRC	100%	Investment, investment consulting service

VIE’s Principal Subsidiaries

Huize Insurance Brokerage Co., Ltd. (“Huize Insurance Brokerage”) (former Shenzhen Huize Insurance Brokerage Co., Ltd.)	October 14, 2011	PRC	100%	Insurance brokerage service

Shenzhen Huize Shidai Co., Ltd. (“Huize Technology”)	April 28, 2012	PRC	100%	Technology development and Internet information consulting service

Hefei Huize Internet Technology Co., Ltd. (“Hefei Huize”)	August 5, 2015	PRC	100%	Technology development and Internet information consulting service

Shenzhen Zhixuan Wealth Investment Management Co., Ltd. (“Zhixuan Investment”)	April 20, 2016	PRC	100%	Management consulting, Investment consulting and financial consulting

Huize (Chengdu) Internet Technology Co., Ltd. (“Chengdu Huize”)	May 11, 2018	PRC	100%	Technology development consulting service

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies

(a)	Basis of presentation

The Group’s consolidated financial statements for the years ended December 31, 2017, 2018 and 2019 are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results may differ from those estimates. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

As an emerging growth company, the Company elects to use the extended transition period for complying with new or revised financial accounting standards.

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and a consolidated VIE, including the VIE’s subsidiaries, for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A consolidated VIE is an entity in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or one of its subsidiaries is the primary beneficiary of the entity.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(b)	Basis of consolidation (Continued)

All transactions and balances among the Company, its subsidiaries, the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) between the Company’s PRC subsidiary, Zhixuan and the VIE, Huiye Tianze. Through the Contractual Agreements, the VIE is effectively controlled by the Company.

Exclusive Business Cooperation Agreement: Under the exclusive business cooperation agreement, Zhixuan has the exclusive right to provide Huiye Tianze and its subsidiaries with technical support, consulting services and other services. Reciprocally, Huiye Tianze and its subsidiaries shall not accept any technical support, consulting services and other services from any third parties. In exchange, Zhixuan is entitled to receive a service fee from Huiye Tianze on a monthly basis and in an amount equal to all of its net income. Zhixuan owns the intellectual property rights arising out of the performance of the exclusive business cooperation agreement. Unless otherwise agreed by the parties, this agreement will remain effective for a maximum term allowed under PRC law and may be extended from time to time by Zhixuan at its determination.

Exclusive Option Agreement: Pursuant to the exclusive option agreement, Huiye Tianze and each of its subsidiaries have irrevocably granted Zhixuan an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at any time, to the extent permitted under PRC law, all or part of their assets and business in the applicable entities. As for the consideration, the purchase price should be equal to the minimum price as permitted by PRC law.

Pursuant to the exclusive option agreements, each shareholder of Huiye Tianze has irrevocably granted Zhixuan an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at any time, to the extent permitted under PRC law, all or part of their current and future shares in Huiye Tianze. As for the consideration, the purchase price should be equal to the minimum price as permitted by PRC law

Share Pledge Agreements: Concurrent with the exclusive option agreements and pursuant to the share pledge agreements, the shareholders of Huiye Tianze have pledged all of their equity interest in Huiye Tianze as a continuing first priority security interest, as applicable, to respectively guarantee the VIE’s performance of their obligations under the exclusive business cooperation agreement between Huiye Tianze and Zhixuan. If Huiye Tianze or any of its shareholders breach their contractual obligations under these agreements, Zhixuan, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Zhixuan’s rights include forcing the disposition or sale of all or part of the pledged equity interests of the applicable VIE and receiving proceeds from such auction or sale in accordance with PRC law. Each of the shareholders of Huiye Tianze agrees that, during the term of the applicable share pledge agreement, such shareholder will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of Zhixuan. Zhixuan is entitled to all dividends declared by Huiye Tianze. Each share pledge agreement will remain effective until the applicable VIE discharges all its obligations under the exclusive business cooperation agreement

Power of Attorney: Pursuant to each power of attorney, each shareholder of Huiye Tianze has irrevocably appointed Zhixuan to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including the right to attend and vote on shareholder’s meetings, appoint directors and executive officers and sell or dispose all or part of the equity interests owned by such shareholder in Huiye Tianze. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of the applicable VIE.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(b)	Basis of consolidation (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of Huiye Tianze and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIE and its subsidiaries are eliminated in the balances presented below:

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB
Current assets	307,164	478,453
Non-current assets	32,936	46,267

Total assets	340,100	524,720

Current liabilities	304,358	368,617
Non-current liabilities	16,378	1,054

Total liabilities	320,736	369,671

	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2019
	RMB	RMB
Total operating revenue	246,968	498,228	984,910
Net (loss)/profit	(95,746)	29,973	22,806

Net cash (used in)/provided by operating activities	(83,524)	67,049	104,565
Net cash provided by/(used) in investing activities	57,760	(3,541)	(6,927)
Net cash provided by/(used) in financing activities	22,973	48,720	823

Net (decrease)/increase in cash and cash equivalents	(2,791)	112,228	98,461
Cash and cash equivalents at beginning of year	40,471	37,680	149,908

Cash and cash equivalents at end of year	37,680	149,908	248,369

The significant portion of the total assets and total liabilities of Huiye Tianze and its subsidiaries approximate the amounts in the Group’s consolidated financial statements.

Under the contractual arrangements with the VIE, the Company can have the assets transferred out of the VIE and VIE’s subsidiaries, except for restricted cash and insurance premium receivables balance as disclosed on the balance sheet. Except for these two amounts, there is no other asset of the VIE that can only be used to settle obligations of the VIE and VIE’s subsidiaries. Since the VIE are incorporated as limited liability companies under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. However, as the Company is conducting certain businesses through its VIE and VIE’s subsidiaries, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(b)	Basis of consolidation (Continued)

In the opinion of the Company’s management, the contractual arrangements among its subsidiary, the VIE and their respective Nominee Shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIE and VIE’ subsidiaries in the consolidated financial statements.

In March 2019, the People’s Congress of the PRC passed the Draft Foreign Investment Enterprises (“FIE”) Law, which was released for public comment by the Ministry of Commerce (“MOFCOM”) in January 2015. The newly passed FIE Law will go into effect in 2020. The FIE Law appears to include VIE within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the FIE Law includes control through contractual arrangements within the definition of “actual control”. These provisions regarding control through contractual arrangements could be construed to include the Group’s contractual arrangements with its VIE, and as a result, the Group’s VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The FIE Law is silent as to what type of enforcement action might be taken against existing VIE, that operates in restricted or prohibited industries and is not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on FIEs included in the FIE Law are enacted and enforced in their current form, the Group’s ability to use the contractual arrangements with its VIE and the Group’s ability to conduct business through the VIE could be severely limited.

The Company’s ability to control the VIE also depends on the power of attorney Zhixuan has to vote on all matters requiring shareholders’ approvals in the VIE. As noted above, the Company believes these power of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict its operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure its operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions may result in a material adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Group to lose the right to direct the activities of the VIE or the right to receive their economic benefits, the Group would no longer be able to consolidate the financial statements of the VIE. In the opinion of management, the likelihood of losing the benefits in respect of the Group’s current ownership structure or the contractual arrangements with its VIE is remote.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(c)	Non-controlling interests

When there is a change in ownership interests that result in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

For the Company’s majority-owned subsidiaries and VIE, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net profit/(loss) in the consolidated statements of comprehensive income includes the net (profit)/loss attributable to non-controlling interests, and common shareholders and redeemable preferred shareholders where applicable. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

(d)	Use of estimates

Financial statements amounts that reflect significant accounting estimates and assumptions mainly include, but are not limited to, allowance for doubtful accounts (losses of accounts receivable, insurance premium receivables and other receivables), determination of uncertain tax positions, realizability of deferred tax assets, accounting for redeemable preferred shares, and valuation of share-based compensation arrangements. Actual results could materially differ from these estimates.

(e)	Comprehensive Income and Foreign Currency Translation

The Group’s operating results are reported in the consolidated statements of comprehensive (loss)/income pursuant to FASB ASC Topic 220, “Comprehensive Income”. Comprehensive income consists of two components: net income and other comprehensive income (“OCI”). The Group’s OCI is comprised of gains and losses resulting from translating foreign currency financial statements of entities, of which functional currency is other than Renminbi (“RMB”) which is the reporting currency of the Group, net of related income taxes, where applicable. Such subsidiaries’ assets and liabilities are translated into RMB at period-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the period. Adjustments that result from translating amounts from a subsidiary’s functional currency to the RMB (as described above) are reported net of tax, where applicable, in accumulated OCI in the consolidated balance sheets.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(f)	Convenience translation

Translations of balances in the Group’s consolidated balance sheets, consolidated statements of comprehensive (loss) /income and consolidated statements of cash flows from RMB into US$ as of and for period ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

(g)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates.

(h)	Restricted cash

In its capacity as an insurance broker, the Group collects “premiums” (unremitted insurance premiums) from certain insureds and remits the “premiums” to the appropriate insurance companies. Unremitted insurance premiums are held in custody until disbursed by the Group. The Group reports such amounts as restricted cash in the consolidated balance sheets. Unremitted insurance premiums were RMB 121,151 thousand and RMB 136,706 thousand (US$ 19,637 thousand) as of December 31, 2018 and 2019, respectively. Also, restricted cash balance includes guarantee deposits required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance broker. The restricted cash balance related to this requirement was RMB 24,480 thousand (US$3,566 thousand as of December 31, 2018 and 2019).

(i)	Short Term Investments

Short-term investments mainly consist of investments placed with banks with original maturities between three months and one year and investments in money market funds. Interest earned is recorded as investment income in the consolidated statements of comprehensive (loss)/income during the years presented.

(j)	Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable represent brokerage fees receivable from insurance companies. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable balance. The Group assesses the collectability of accounts receivable by determining the allowance percentage for the overdue balances by age. The Group makes allowance for the overdue balances of continuing cooperating insurance companies over 6 months and for the overdue balances of discontinuing cooperating insurance companies over 3 months.

(k)	Insurance Premium Receivables

Insurance premium receivables consist of insurance premiums to be collected from the insured, and are recorded at the invoiced amount and do not bear interest. The insurance premium received are included in net cash provided by operating activities in the consolidated statements of cash flows.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(l)	Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Recurring

The Group’s financial instruments are not measured at fair value in the Consolidated Balance Sheets, but for which the fair value is estimated for disclosure purpose.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(l)	Fair value measurement (Continued)

As of December 31, 2018 and 2019, the fair values of cash and cash equivalents, restricted cash, accounts receivable, insurance premium receivables, amounts due from related parties, other receivables, accounts payable, insurance premium payables and other payables approximated their net carrying values reported in the consolidated balance sheets due to the short term maturities of these instruments.

Long term borrowings are measured at amortized cost using discounted rates reflected time value of money. As the market interest rate is relatively stable during the reporting period, the carrying values of long term borrowings approximated their fair values reported in the consolidated balance sheets.

Non-recurring

The Group measures certain financial assets, including the investments under the cost method and equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets such as property, equipment and software, would be measured at fair value only if they were determined to be impaired.

(m)	Property, Plant and Equipment, net

Property, plant and equipment are stated at cost. Depreciation and amortization are calculated using the straight line method over the following estimated useful lives, taking into account residual value, if any. The table below sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Office furniture and equipment	5 years	0%~5%
Computer and electronic equipment	3~5 years	0%~5%
Motor vehicles	4~5 years	5%
Leasehold improvements	shorter of remaining lease period and estimated useful life	Nil

Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation/amortization are removed from the accounts and any resulting gain or loss is recognized in consolidated statement of comprehensive (loss)/income.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(n)	Intangible assets, net

Intangible assets represent domain name and purchased computer software. These intangible assets are amortized on a straight line basis over their estimated useful lives of the respective assets. The table below sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Domain name	10 years	0%
Purchased computer software	5~10 years	0%

(o)	Impairment of long-lived assets and intangible assets

Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2017, 2018 and 2019.

(p)	Long-term investments

The Group accounts for long-term investments using either the equity method of accounting or at fair value depending upon whether the Group has the ability to exercise significant influence over investments. As part of this evaluation, the Group considers the participating and protective rights in the investments as well as its legal form.

The Group uses the equity method of accounting for the long-term investments when the Group has the ability to significantly influence the operations or financial activities of the investee. The Group records the equity method long-term investments at historical cost and subsequently adjusts the carrying amount at each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments.

When the Group does not have significant influence and the equity method investments do not have readily determinable fair values, the Group elects to measure these investments at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identified or a similar investment of the same issuer.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

(q)	Short-term and Long-term borrowings

The Short-term and Long-term borrowings represent our borrowings from commercial banks for our working capital. Short-term borrowings includes borrowings with maturity terms shorter than one year and the current portion of the long-term borrowings.

(r)	Insurance Premium Payables

Insurance premium payables are insurance premiums collected on behalf of insurance companies but not yet remitted as of the balance sheet dates, and insurance premiums due but not yet collected from the insured.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(s)	Share-based Compensation

Employee share-based compensation

All forms of share-based payments to employees, including employee stock options, employee stock purchase plans restricted shares and shares award, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statements of comprehensive income in accordance with ASC 718, “Stock Compensation”. In accordance with the guidance, the Company determines whether a share option should be classified and accounted for as a liability award or an equity award. Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award. The fair value of a liability-classified award will be re-measured to an updated fair value at each reporting period until the award is settled. The compensation cost is recognized over the requisite service period, which is usually the vesting period. If an award requires satisfaction of one or more performance or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, and no compensation cost is recognized if the requisite service is not rendered. For liability-classified award, the Group will true up compensation cost each reporting period for changes in fair value pro-rated for the portion of the requisite service period rendered. The Group recognizes compensation cost for an award with both a service condition and a performance condition that has a graded vesting features using graded vesting method over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. If awards with market or performance conditions include graded vesting features, the graded vesting method should be used and the straight-line method should not be used. Additionally, if an award includes both a service condition and a market or performance condition, the graded vesting method should be used. No compensation cost is recognized for instruments that employees forfeit because a service condition or a performance condition is not satisfied.

Share-based compensation expenses of RMB 811 thousand, RMB 967 thousand and RMB 94,958 thousand for the years ended December 31, 2017, 2018 and 2019, respectively, were included in cost of revenue, selling expenses, general and administrative expenses and research and development expenses.

(t)	Fair Value of Redeemable Preferred Shares and Common Shares

Shares of the Company, which do not have quoted market prices, were valued based on the income approach. The income approach involves applying the discounted cash flow analysis based on projected cash flow using the Group’s best estimate as of the valuation dates. Estimating future cash flow requires the Group to analyze projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. In determining an appropriate discount rate, the Group considered the cost of equity and the rate of return expected by venture capitalists. The Group also applied a discount for lack of marketability given that the shares underlying the award were not publicly traded at the time of grant. Determination of estimated fair value of the Group requires complex and subjective judgments due to its limited financial and operating history, unique business risks and limited public information on companies in China similar to the Group.

Option-pricing method was used to allocate enterprise value to redeemable preferred shares and common shares. The method treats redeemable preferred shares and common shares as call options on the enterprise’s value, with exercise prices based on the redeemable preferred shares. The strike prices of the “options” based on the characteristics of the Group’s capital structure, including number of shares of each class of common shares, seniority levels and redemption values for the redeemable preferred shares. The option-pricing method also involves making estimates of the volatility of the Group’s equity securities. The anticipated timing is based on the plans of board of directors and management of the Group. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(u)	Redeemable Preferred Shares and Convertible Bond

Accounting of Redeemable Preferred Shares

The Company classified the redeemable preferred shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain events outside of the Company’s control. The redeemable preferred shares are recorded initially at fair value, net of issuance costs.

The Group determined that the redemption features do not require bifurcation as they either are clearly and closely related to the redeemable preferred shares or do not meet the definition of a derivative.

The Group has determined that there was no embedded beneficial conversion feature (“BCF”) attributable to the redeemable preferred shares. In making this determination, the Group compared the initial effective conversion prices of the redeemable preferred shares and the fair values of the Group’s common shares determined by the Group at the issuance dates. The initial effective conversion prices were greater than the fair values of the common shares to which the redeemable preferred shares are convertible into at the issuance dates.

Subsequently, the carrying amount is increased by periodic accretion, using the interest method, so that the carrying amount will equal to mandatory redemption amount the redemption date.

Accounting of convertible bond

The Company determined convertible bond, which were classified as liabilities, was initially measured at par under ASC 470 and subsequently stated at amortized cost plus accrued unpaid interest.

The Company has determined that there was a BCF as its conversion price is lower than the Company’s stock price at the commitment date. The BCF was recognized as a discount to the convertible bond and subsequently amortized as interest expenses using the effective interest method over the period from the issuance date to the maturity date

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(v)	Employee Benefit Plans

As stipulated by the regulations of the PRC, the Group’s subsidiaries and VIE in the PRC participate in various defined contribution plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group has no other material obligation for the payment of employee benefits associated with these plans other than the annual contributions described above. The contributions are charged to the consolidated statements of income and comprehensive income as they become payable in accordance with the rules of the above mentioned defined contribution plans

(w)	Revenue recognition

Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the common course of the Group’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for mainly include insurance brokerage and consulting services.

The Group has early adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2017.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

•	Step 1: Identify the contract (s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Insurance brokerage services

The primary source of revenues is commissions from insurance brokerage services, determined based on a percentage of premiums paid by insured. The brokerage fee rate, which is paid by the insurance companies, shall be based on the terms specified in the annual service contract with the insurance company for each product sold through the Group. The Group determines that the insurance company, or the insurer, is its customer in this agreement. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collected from the insured since the Company has fulfilled its performance obligation to sell an insurance policy on behalf of the insurance company.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(w) Revenue recognition (Continued)

The Group is also entitled to a performance bonus from insurance companies if the cumulative average monthly sales volume exceeds a predetermined level. Such bonus is determined at the end of each month and recognized as revenue.

Consulting service

For cargo insurance products, in addition to the commission from brokerage service paid by the insurance companies, the Group also generates service fees from rendering consulting service to assist the insured to obtain such a cargo insurance policy. The Group determines that the insured is its customer in this consulting service arrangement. Upon successful purchase of cargo insurance products by the insured, the Group’s performance obligation related to consulting service to the insured has been fully fulfilled, as such, revenue for those services is recognized when the insurance product has been purchased. While the insurance premium is set by the respective insurance companies, the consulting service fee is determined by the Group based on a percentage of insurance premium. Of the total contract price received from the insured, the amount equal to the premium of the cargo insurance product as agreed with insurance company is recorded as insurance premium payable while the remaining is recorded as revenue for the consulting service.

Value added tax

The Group is subject to value-added-tax (“VAT”) on the revenues earned for services provided in the PRC. The applicable rate of value added tax is 6%. In the accompanying consolidated statements of comprehensive (loss) /income, such VAT is excluded from net revenues.

(x)	Cost of revenue

A large component of the Group’s cost of revenue is channel cost, which is service fee paid to user traffic channels for successful sales, including social media influencers, emerging media channels and financial institutions. These user traffic channels have influences over their followers and users, who are potential insurance policyholders. Determination of channel cost is based on the service fee rate multiplied by the insurance premium sold. Channel cost is recognized in the period it incurred.

Another component of cost of revenue is payroll of insurance consultants, who are in charge of identifying and acquiring potential customers through providing advices related to insurance product.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(y)	Selling expenses

The Group records its marketing campaign expenses and loyalty points as selling expenses.

Marketing campaign expenses consist primarily of advertising and marketing promotion expenses. Advertising and marketing expenses, amounting to approximately RMB 36,215 thousand, RMB 21,606 thousand and RMB 47,927 thousand for the years ended December 31, 2017, 2018 and 2019, respectively, are charged to the consolidated statements of comprehensive (loss)/income as incurred. Beside marketing campaign expenses, selling expenses consist of salaries and employment benefits for employees who work in brokerage service line, office rental, telecommunications and office supply expenses incurred in connection with sales activities.

The Group operates a loyalty program which offers points to its users. Such loyalty points can be used to redeem a variety of gifts and services that the Group purchased from third-party providers. Users have a variety of ways to obtain the points, such as signing up an account, inviting friends, and comment on the insurance product, etc. The Group accounts for such points as selling expenses with a corresponding liability recorded under other payables and accrued expenses of consolidated balance sheets upon the offering of these points. The Group estimates liabilities under the loyalty program based on cost of the gifts and services that can be redeemed taking into account estimated breakage. At the time of redemption, the Group records a reduction of other payables and accrued expenses.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(z)	General and Administrative Expenses

General and administrative expenses consist of payroll, rental, and related expenses for employees involved in general corporate functions, including finance, legal and human resources, as well as costs associated with use of facilities and equipment, such as depreciation expenses and other general corporate related expenses.

General and administrative expenses also includes surcharges on VAT payments according to PRC tax.

(aa)	Others, net

Others, net, mainly consist of non-operating income and expenses, such as government subsidies.

(bb)	Taxation

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statement of comprehensive (loss) /income in the period of the enactment of the change.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(bb) Taxation (Continued)

The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

(cc)	Net profit/(loss) per share

Basic profit/(loss) per share is computed by dividing net profit/(loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. Net profit/ (loss) is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the profit or loss. Diluted profit/(loss) per share is calculated by dividing net profit/(loss) attributable to common shareholders by the weighted average number of common and dilutive common equivalents shares outstanding during the period. Common equivalents shares consist of shares issuable upon the conversion of the redeemable preferred shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Common equivalents shares are not included in the denominator of the diluted profit/(loss) per share calculation when inclusion of such shares would be anti-dilutive.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(dd)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Group determines that their chief executive officer (“CEO”) is the chief operating decision-maker.

The Group manages its business as a single operating segment engaged in the provision of insurance brokerage services in the PRC. Substantially all of its revenues are derived in the PRC. All long-lived assets are located in PRC.

(ee)	Significant Risk and Uncertainties

Currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB 149,908 thousand and RMB 247,354 thousand of cash and cash equivalents and restricted cash denominated in RMB as of December 31, 2018 and 2019, respectively.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(ee) Significant Risk and Uncertainties (Continued)

Concentration of Credit Risk

Details of the customers accounting for 10% or more of total operating revenue are as follows:

	Year ended December 31
	2017	%	2018	%	2019	%
	RMB		RMB		RMB
Customer B	—	—	99,425	20%	184,035	19%
Customer C	—	—	44,296	9%	142,443	14%
Customer H	—	—	—	—	124,946	13%
Customer A	18,820	7%	100,123	20%	94,182	9%

	18,820	7%	243,844	49%	545,606	55%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	At December 31
	2018	%	2019	%
	RMB		RMB
Customer I	—	—	42,444	24%
Customer A	9,300	9%	35,128	19%
Customer J	612	1%	33,380	19%
Customer B	11,970	11%	16,945	9%
Customer C	33,146	30%	8,419	5%

	55,028	51%	136,316	76%

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group have not been exposed to material risks due to changes in market interest rates as the borrowings held by the Group all bear interest at a fixed interest rate.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(ff)	Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Clients (Topic 606) (“ASU 2014-09”) and subsequently, the FASB issued several amendments which amend certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the clients, in an amount that reflects the consideration. The Group expects to be entitled to in exchange for those goods or services. The Group will enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns, and any taxes collected from clients, which are subsequently remitted to governmental authorities. The Group adopted ASC 606 using the full retrospective method for all periods presented.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. For public business entities, the provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. For all other entities, the provisions of this guidance are effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Group will adopt the new standard effective for the year ending 31 December, 2020, using modified retrospective approach. Upon transition, the Group plans to apply the package of practical expedients permitted under Topic 842 transition guidance to the entire lease portfolio at 1 January, 2020. As a result, the Group is not required to estimate (i)whether any expired or existing contracts are or contain leases, (ii)the classification of any expired or existing leases, (iii)initial direct costs for any existing leases and (iv)not to separate lease and non-lease components. As a result of adoption of ASC 842, The Group estimates approximately RMB 5,504 thousand would be recognized as total right-of use assets and total lease liabilities, respectively in the consolidated balance sheets as of January 1, 2020.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For public business entities that are U.S. SEC filers, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(ff)	Recent Accounting Pronouncements (Continued)

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted in any interim or annual period. The Group has early adopted the ASU for the periods presented.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Group adopted this new standard effective on January 1, 2018. The adoption of ASU 2017-09 did not have a material impact on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, ‘‘Fair Value Measurement (Topic 820)’’.This standard modifies disclosure requirements related to fair value measurement and is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. Implementation on a prospective or retrospective basis varies by specific disclosure requirement. The standard also allows for early adoption of any removed or modified disclosures upon issuance while delaying adoption of the additional disclosures until their effective date. The Group is currently assessing the impact of adopting this standard on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, ‘‘Income Taxes (Topic 740)’’. This standards simplifies the Accounting for Income Taxes, removes certain exceptions for recognizing deferred taxes for investments, performing intra period tax allocations and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating income taxes to members of a consolidated group. ASU 2019-12 is effective for annual periods beginning on January 1, 2021, with earlier adoption permitted. The Group intends to adopt the ASU on the effective date of January 1, 2021 and is currently assessing the impact of adopting this standard on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-1, “investments—equity securities (Topic 321)”. The amendments in this Update clarify the interaction of the accounting for equity securities under Topic 321 and investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 202o-01 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with earlier adoption permitted. The Group intends to adopt the ASU on the effective date of January 1, 2022 and is currently assessing the impact of adopting this standard on its consolidated financial statements.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

3. Accounts receivable, net of allowance for doubtful accounts

Account receivables, net of allowance for doubtful accounts by the Group consist of the following:

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB
Accounts receivable	109,008	181,520
Less: allowance for doubtful accounts	(574)	(1,127)

Accounts receivable, net	108,434	180,393

The following table summarizes the movement of the Group’s allowance for doubtful accounts:

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB
Balance at the beginning of the year	312	574
Provision for doubtful accounts	376	626
Write-offs	(114)	(73)

Balance at the end of the year	574	1,127

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

4. Related party balances and transactions

The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Cunjun Ma	Chief Executive Officer and Director of the Group
Individual Director or Officer	Directors or Officers of the Group
Shareholders and minority shareholders	Shareholders and minority shareholders

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB
Amounts due from related parties
Cunjun Ma(a)	1,850	—
Shareholders	8,696	280

	10,546	280

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB
Amounts due to related parties
Cunjun Ma(b)	—	465

	—	465

(a)

The amount due from Mr. Cunjun Ma represents personal cash advances. The amount has been repaid in full in March 2019. The amount due from Shareholders represents the subscribed capital contribution that one of the shareholders, Huidecheng Investment Development, L.P. has not paid. The Group has received the full amount from Huidecheng Investment Development, L.P. on April 19, 2019. The remaining amount represents the advance miscellaneous fees for shareholders.

(b)	The amount due to Mr. Cunjun Ma represents the general expenses paid by Mr. Cunjun Ma in advance. The amount has been repaid by the Company in full in April 2020.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

5. Prepaid expenses and other receivables and Other assets

Prepaid expenses and other receivables consist of the following:

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB
Current portion:
Advances to suppliers	4,881	7,341
Prepaid input value-added tax	2,598	6,000
Directors and Officers Liability Insurance premium	—	5,181
Rental and other deposits	2,644	4,697
Interest receivables (a)	1,489	2,372
Claim advance on behalf of insurer	6,555	1,671
Government subsidy	1,378	1,378
Advances to staff (b)	937	402
Others	114	154

	20,596	29,196

Non-Current portion:
Capitalized IPO expenses	3,831	13,746
Others	—	417

	3,831	14,163

(a)	This represented accrued interest income on bank deposits.
(b)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

6. Property, Plant and Equipment, net

Property, plant and equipment, net, consist of the following:

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB
Computer and electronic equipment	8,974	12,478
Leasehold improvements	4,123	4,873
Office furniture and equipment	2,848	2,774
Motor vehicles	987	987

Total	16,932	21,112
Less: Accumulated depreciation (1)	(10,578)	(13,106)

Property, equipment and equipment, net	6,354	8,006

(1)	Depreciation expenses for the years ended December 31, 2017, 2018 and 2019 were RMB 3,377 thousand, RMB 2,790 thousand and RMB 3,441 thousand, respectively.

No impairment for property, plant and equipment was recorded for the years ended December 31, 2017, 2018 and 2019.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

7. Intangible assets, net

The intangible assets, net consisted of the following:

	As of
	December 31, 2018	December 31, 2019
	RMB
Software and system	1,347	2,141
Domain name	580	580

Total	1,927	2,721
Less: Accumulated amortization (1)	(730)	(1,069)

Intangible assets, net	1,197	1,652

(1)	Amortization expenses for the years ended December 31, 2017, 2018 and 2019 was RMB 185 thousand, RMB 292 thousand and RMB 338 thousand, respectively.

No impairment for intangible assets was recorded for the years ended December 31, 2017, 2018 and 2019.

The amortization of the coming 5 years is:

As of
December 31, 2019
RMB
2020	358
2021	352
2022	306
2023	194
2024	151

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

8. Long-term investments

	Equity securities without readily determinable fair value	Equity Method	Total
	RMB	RMB	RMB
Balances at January 1, 2017	10,000	—	10,000
Additions	—	6,776	6,776
Share of earnings of an equity investee	—	989	989

Balances at December 31, 2017	10,000	7,765	17,765

Additions	2,500	—	2,500
Share of earnings of an equity investee	—	1,310	1,310

Balances at December 31, 2018	12,500	9,075	21,575

Additions	2,000		2,000
Share of earnings/(loss) of an equity investee	—	(180)	(180)

Balances at December 31, 2019	14,500	8,895	23,395

Equity securities without readily determinable fair value

As of December 31, 2018 and 2019, the Group held investment in certain equity securities without readily determinable fair value. No observable price changes on impairment were noted during the years ended December 31, 2018 and 2019.

Equity method

As of December 31, 2018 and 2019, the Group’s investments accounted for under the equity method was RMB 9,075 thousand and RMB 8,895 thousand respectively. The Group applies the equity method of accounting to account for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control.

During the year ended December 31, 2017, the Group invested RMB 6,776 thousand in cash for 4.15% equity interest in a private entity, Shenzhen Chuangbicheng Holding Co. Ltd. (Chuangbicheng). As the Group has significant influence over the private entity through its one fifth representation on the board, the investment was accounted for using the equity method.

During the year ended December 31, 2019, the Group’s investment in Chuangbicheng decreased to 3.43% and no longer owns any seat on the board. However, as the Group contributed 34.87% of Chuangbicheng’s revenue during the year ended December 31, 2019, the Group considered it still had significant influence over Chuangbicheng and used equity method to account for this investment. The Company will continue to assess the existence of significant influence in the future.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

9. Short-term borrowing

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB
Bank borrowings (1)	13,000	30,000
Current portion of long-term borrowings (note 13)	11,267	6,880

	24,267	36,880

(1)	The Group obtained short-term borrowings to support its operation. The borrowings bear interest ranging from 5.87% to 8.00% as of both December 31, 2018 and 2019.

10. Other payables and accrued expenses and Other non-current liabilities

Components of other payables and accrued expenses are as follows:

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB
Current portion:
Professional fees	5,999	9,807
Other tax payables	5,287	7,469
Other payable to suppliers	478	5,992
Advances from insured	2,835	3,593
Government housing Benefit	660	840
Rental expense payable	9,082	637
Accrued marketing expense -loyalty points	2,074	595
Deposits	414	269
Interest payable	493	53
Payable to convertible bond holders (1)	8,794	—
Others	792	956

	36,908	30,211

Non-Current portion:
Payables for long-term assets	—	518

Other non-current liabilities total	—	518

(1)	It is the balance of convertible bond for which conversion option was not exercised and was subsequently repaid in March 2019.

11. Employee benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB 25,161 thousand, RMB 22,750 thousand and RMB 30,248 thousand for the years ended December 31, 2017, 2018 and 2019, respectively.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

12. Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, Installment Hong Kong is subject to 16.5% income tax rate on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

China

The Company’s subsidiaries, consolidated VIE and subsidiary of the VIE established in the PRC are mainly subject to statutory income tax at a rate of 25%.

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises” (“HNTE”). The HNTE will be entitled to a favorable statutory tax rate of 15%. An enterprise’s qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. On November 2, 2015, the local governments announced that SZ Huize was qualified as HNTE and was subject to a preferential statutory tax rate of 15% since then. Accordingly, SZ Huize was taxed at a rate of 15% after 2015, subject to reassessment. In 2018, SZ Huize failed to pass the reassessment of HNTE certification, therefore SZ Huize is subject to statutory income tax at a rate of 25% from 2018 and then after.

On November 2, 2018, the local governments announced that Huize Technology was qualified as HNTE and was subject to a preferential statutory tax rate of 15% since then. Accordingly, Huize Technology will be taxed at a rate of 15% after November, 2018, subject to reassessment.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

12. Income taxes (Continued)

The Enterprise Income Tax (“EIT”) Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiary registered outside the PRC should be deemed resident enterprises, the Company and its subsidiary registered outside the PRC will be subject to the PRC income tax, at a rate of 25%.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive (loss)/income during the year ended December 31, 2017, 2018 and 2019 are as follows:

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2018	For the Year Ended December 31, 2019
	RMB	RMB
Current income tax expense	167	88	37
Deferred income tax expense	239	190	20

Income tax expense	406	278	57

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

12. Income taxes (Continued)

Tax Reconciliation

Reconciliation between the income tax expense computed by applying the EIT tax rate to income before income taxes and actual provision were as follows:

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2018	For the Year Ended December 31, 2019
	RMB	RMB	RMB
(Loss)/profit before income tax	(96,639)	3,206	15,025
Tax (benefit)/expense at EIT tax rate of 25%	(24,159)	802	3,756
Effect of different tax rates applicable to different subsidiaries of the Group	6,628	6,381	(3,394)
Changes in valuation allowance	20,211	(9,343)	(24,412)
Investment income not subject to tax	(93)	(17)	(171)
Expenses not deductible for tax purposes	2,448	2,679	29,067
Research and development tax credit	(4,629)	(3,261)	(4,789)
Effect on deferred tax assets due to change in tax rates	—	3,037	—

Income tax expense	406	278	57

Deferred tax assets and deferred tax liabilities

The following tables sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	December 31, 2018	December 31, 2019
	RMB	RMB
Deferred tax assets
Net accumulated losses-carry forward	55,346	30,177
Depreciation and amortization	76	118
Allowance for doubtful accounts	93	251
Accrued expenses	2,245	2,729
Less: valuation allowance	(57,623)	(33,211)

Net deferred tax assets	137	64

Deferred tax liabilities
Gain on equity method investee	575	530

Net deferred tax liabilities	575	530

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

12. Income taxes (continued)

Movement of valuation allowance

	December 31, 2017	December 31, 2018	December 31, 2019
	RMB	RMB	RMB
Balance at the beginning of the year	46,755	66,966	57,623
Additions	20,211	7,182	2,173
Reversals	—	(16,525)	(26,585)

Balance at end of the year	66,966	57,623	33,211

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory rate of 25%, 15% or 16.5%, depending on which entity, was applied when calculating deferred tax assets.

As of December 31, 2017, 2018 and 2019, the Group had net operating loss carryforwards of approximately RMB 61,770 thousand, RMB 55,346 thousand and RMB 30,177 thousand, respectively, which arose from the subsidiaries, VIE and the VIE’s subsidiary established in PRC. As of December 31, 2017, 2018 and 2019, of the net operating loss carryforwards, RMB 61,770 thousand, RMB 55,217 thousand and RMB 30,113 thousand was provided for valuation allowance respectively, while the remaining RMB nil thousand, RMB 129 thousand and RMB 64 thousand is expected to be utilized prior to expiration considering future taxable income for respective entities. In 2017, 2018 and 2019, the net operating loss carry forward of Shenzhen Huize, Huize Technology and Chengdu Huize was provided for the addition of valuation allowance, because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimates of its future taxable income. In 2018, the reversal of valuation allowance was mainly due to net operating loss carry forward of Huize Technology because Huize Technology was qualified as HNTE in 2018 and the tax rate changed from 25% in 2017 to 15% in 2018. In 2019, the reversal of valuation allowance was mainly caused by the decrease of net operation loss carry forward of Shenzhen Huize and Hefei Huize, both of which were tax profitable during 2019.

According to the Circular of relevant governmental regulatory authorities of Taxation on Extending the Loss Carry-over Period of High-tech Enterprises and High-tech SMEs (Cai Shui [2018] No. 76), from January 1, 2018, the enterprises that have the qualifications of high-tech enterprises or high-tech SMEs will be able to make up for the losses that have not been completed in the previous five years before the qualification year. The longest carry-over period is extended from 5 years to 10 years. As of December 31, 2019, the net operating loss carryforwards will expire during the period from 2019 to 2029, if unused.

Uncertain tax positions

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2017, 2018 and 2019. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2019.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

13. Long-term borrowing

The following table summarizes the details of the Group’s long-term borrowings:

	Maturity Date	Principal Amount	Interest Rate	As of
Type			Per Annum	December 31, 2018	December 31, 2019
				RMB
Bank loan	January 10, 2020	25,000	7.00%	11,267	62
Bank loan	September 30, 2020	15,000	7.00%	15,804	6,818
Total				27,071	6,880

Less: Current portion of long-term borrowings				(11,267)	(6,880)

				15,804	—

The above loan was guaranteed by Huiye Tianze and by the Group’s accounts receivable, amounted to RMB 70,690 thousand, RMB 108,434 thousand were pledged as collateral as of December 31, 2017 and 2018. As of December 31, 2019, there were no assets pledged as collateral, the loan is guaranteed by the credit of Huiye Tianze. Interest is payable on a monthly basis.

14. Common shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue up to 4,549,953,780 common shares with a par value of US$0.00001 per shares. As of December 31, 2018 and 2019, the Company has 445,272,000 shares, 445,272,000 shares and 483,310,373 shares issued and outstanding. Each common share is entitles to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

15. Redeemable preferred shares and convertible bond

In September 2014, the Group issued 204,022,000 Series A Redeemable Preferred Shares (“Series A Redeemable Preferred Shares”) for an aggregate purchase price of RMB 39,404,003. Also, the Group upgrade 87,935,500 shares into Series A Redeemable preferred shares when these shares were transferred from Series Pre-A shareholders to Series A shareholders.

In March 2016, the Group issued 185,512,580 Series B Redeemable Preferred Shares (“Series B Redeemable Preferred Shares”) for an aggregate purchase price of RMB 200,000 thousand.

In July 2016, the Group issued 43,937,180 Series B+ Redeemable preferred shares (“Series B+ Redeemable Preferred Shares”) for an aggregate purchase price of RMB 62,500 thousand.

In July 2018, the Company issued a convertible bond (“CB”) at an interest rate of 15% per year to certain third party investors for an aggregate principal amount of RMB 33,000 thousand. According to the contract, the CB holders have the right at its sole discretion, to convert the bond into Redeemable Preferred Shares within 20 working days after 90 days from the issuance date (this 90 days is referred to as “CB interest period”) at a conversion price of RMB1.48 per share. The 20 working-day is a conversion period. If the CB holders decide not to convert, the Company shall repay the principal and interest of the CB that has not been converted into shares within 90 days (“repayment period”). If the Company can not repay the principal and interest in the repayment period, the 2018 CB holders have the right to convert the CB into Redeemable Preferred Shares of the Company at the price of RMB 0.74 per share during 30 working days after the repayment period. During the year ended December 31, 2018, 16,574,460 Redeemable Preferred Shares (“Series B++ Redeemable Preferred Shares) were converted from the convertible bond with the principal amount of RMB 24,520 thousand and interest amount of RMB 907 thousand.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(All amounts in thousands, except share data, or otherwise noted)

15. Redeemable preferred shares and convertible bond (continued)

The Group’s redeemable preferred shares activities for the year ended December 31, 2017, 2018 and 2019 are summarized below:

	Series A Shares		Series B Shares		Series B+ Shares		Series B++ Shares
	Number of Shares	Amount (RMB)	Number of Shares	Amount (RMB)	Number of Shares	Amount (RMB)	Number of Shares	Amount (RMB)
Balances as of January 1, 2017	204,022,000	68,528	185,512,580	207,406	43,937,180	64,820	—	—
Redeemable Preferred Shares redemption value accretion	—	4,697	—	16,592	—	5,185	—	—

Balances as of December 31, 2017	204,022,000	73,225	185,512,580	223,998	43,937,180	70,005	—	—

Issuance of Redeemable Preferred Shares	—	—	—	—	—	—	16,574,460	25,427

Redeemable Preferred Shares redemption value accretion	—	5,165	—	17,920	—	5,601	—	432

Balances as of December 31, 2018	204,022,000	78,390	185,512,580	241,918	43,937,180	75,606	16,574,460	25,859

Redeemable Preferred Shares redemption value accretion	—	5,682	—	19,354	—	6,048	—	1,770

Balances as of December 31, 2019	204,022,000	84,072	185,512,580	261,272	43,937,180	81,654	16,574,460	27,629

The redeemable preferred shares issued by the Company carry the following rights:

Voting right and board seats

The Redeemable Preferred Shareholders shall have the right to one vote for each Redeemable Preferred Share, the same as common shareholders.

The Redeemable Preferred Shareholders are entitled to appoint a total of three directors of the Board. To constitute a quorum for the meeting of the Board, it must include the three directors appointed by Redeemable Preferred Shareholders or their entrusted proxies.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(All amounts in thousands, except share data, or otherwise noted)

15. Redeemable preferred shares and convertible bond (continued)

Redemption

Redemption Condition for Redeemable Preferred Shares:

The Redeemable Preferred Shares are redeemable in the event of the Company fails to complete a qualified IPO before December 31, 2020;

The redemption price of the investor of Series B+ and Series B is the investment amount of the investors plus the annual rate of return on compound interest of 8% per annum. The redemption price of the investor of Series A and Series B++ is the investment amount of the investors plus the internal rate of return of compound interest of 10% per annum.

The Group accretes changes in the redemption value over the period from the date of issuance of the Redeemable Preferred Shares to their respective earliest redemption date using the contractual interest rate. Changes in the redemption value are considered to be changes in accounting estimates. The accretion will be recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

Dividends Rights

The Redeemable Preferred Shareholders shall be entitled to receive dividend according to their actual investment ratio, the same as common shareholders.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

16. Share-based compensation

Share-based compensation was recognized in operating expenses for the years ended December 31, 2017, 2018 and 2019 as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cost of revenue	26	9	43
Selling expenses	196	110	6,514
General and administrative expenses	386	726	87,980
Research and development expenses	203	122	421

	811	967	94,958

Share Options before 2019

During the year ended December 31, 2018, the Group granted a total of 316,360 share options which have a vesting condition of one year.

The following table sets forth the activities under the Company’s share options for the periods ended December 31, 2017, 2018 and 2019:

	Number of options	Weighted Average exercise price	Aggregate intrinsic value RMB
Outstanding at January 1, 2017	9,540,000	0.40
Granted	5,900,000	0.71
Exercised	(960,000)	0.36
Forfeited	(1,620,000)	0.56

Outstanding at December 31, 2017	12,860,000	0.53

Granted	316,360	1.42
Exercised	—	—
Forfeited	(2,080,000)	0.55

Outstanding at December 31, 2018	11,096,360	0.55

Granted	—	—
Exercised	(7,420,000)	0.56
Forfeited	(3,676,360)	0.52

Outstanding at December 31, 2019	—	—	—

Exercisable at December 31, 2019	—	—	—

The weighted average grant date fair value of options granted during 2017 and 2018 was RMB 0.65 and RMB 1.22 per share respectively. The total intrinsic value of options exercised during 2017 and 2018 was RMB 886 thousand and RMB nil thousand, respectively. As of December 31, 2019, all the share based compensation expenses were recognized.

Global Share Incentive Plan

In June 2019, the Company adopted a Global Share Incentive Plan (the “Global Plan”), which includes Option Grant, Restricted Shares Plan and Shares Award.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

16. Share-based compensation (continued)

Option Plan

Under the Option Award Agreement, options which granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the Option Grant includes a condition where employees can only exercise vested options upon the occurrence of that the Company’s ordinary shares become listed securities, which substantially creates a performance condition (“IPO Condition”). Meanwhile, the Company offers their employees broker-assisted cashless exercise programs to help the employees exercise their stock options without having to use their personal funds to pay for the exercise price. The options are classified as liability-classified award. As at December 31, 2019, The Company granted 19,463,440 share options to certain of its employees. As in February 2020, the Company finished its initial public offering, the share-based compensation cost will be recognized accordingly.

Employees Restricted Shares Plan

Under the Employees Restricted Shares Award Agreement, restricted shares which granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. The restriction will be removed along with the satisfaction of the service condition. As at December 31, 2019, the Company granted 23,809,190 restricted common shares to certain senior management through Bodyguard Holding Limited (“Bodyguard”) as a holding platform.

The following table summarized the Company’s restricted shares activities under the Employees Restricted Shares Plan for the year ended December 31, 2019:

	Options to Employees	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2019	—	—
Granted	23,809,190	4.20
Vested	—	—
Forfeited	—	—

Non-vested at December 31, 2019	23,809,190	4.20

Restricted shares granted to employees are measured based on their grant-date fair values and recognized as compensation cost on a graded-vesting method over the requisite 4 years’ service period. The weighted average grant date fair value of restricted shares were RMB 4.20 per share. As at December 31, 2019, there were a total of RMB 27,102 thousand share-based compensation expenses were recognized and RMB 72,923 thousand unrecognized share based compensation

Shares Award

Under the Shares Award Agreement, 14,229,183 common shares were awarded to Mr. Cunjun Ma directly through an entity wholly owned by Mr. Cunjun Ma with no consideration on June 30, 2019. The fair value of the shares awarded was RMB 4.20 per share, and a total of RMB 59,778 thousand share based compensation expense was recognized on June 30, 2019.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

17. Operating revenue

	Year Ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	USD$
Brokerage income
-Life and Health insurance business	132,816	371,011	902,596	129,650
-Property and Casualty insurance business	118,740	132,536	79,528	11,423

Brokerage income subtotal	251,556	503,547	982,124	141,073

Other income	11,776	5,281	11,195	1,608

Total operating revenue	263,332	508,828	993,319	142,681

18. Selling expense

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Salaries and employment benefits	53,577	61,843	97,000
Advertising and marketing expenses (1)	36,215	21,606	47,927
Share-based compensation expenses	196	110	6,514
Rental and utilities expenses	9,404	5,263	5,323
Office expenses	2,704	2,132	3,658
Travelling expenses	1,474	1,655	1,927
Business development	247	466	471
Depreciation and amortizations	405	383	289
Others	758	1,155	1,556

Total	104,980	94,613	164,665

(1)	The cost of loyalty program for the year ended December 31, 2017, 2018 and 2019 are RMB 11,423 thousand, RMB 2,434 thousand and RMB 573 thousand respectively.

19. General and administrative expenses

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Share-based compensation expenses	386	726	87,980
Salaries and employment benefits	26,202	28,963	35,547
Professional service expenses	1,969	3,910	13,343
Bank charges	3,284	3,374	7,380
VAT Surcharge	1,046	2,136	3,423
Office expenses	2,489	1,554	3,058
Travelling expenses	919	719	2,682
Depreciation and amortizations	1,746	1,201	1,538
Rental and utilities expenses	1,526	1,158	1,468
Bad debt expense	801	376	626
Other	1,509	2,060	4,771

Total	41,877	46,177	161,816

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

20. Interest income/(expenses)

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Interest on convertible bond	—	(26,249)	—
Interest income/(expenses)	655	(862)	(190)

Total	655	(27,111)	(190)

21. Net Loss per share

Basic net loss per share and diluted net loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2017, 2018 and 2019 as follows:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net (loss)/profit	(97,045)	2,928	14,968
Less: Net profit/(loss) attributable to non-controlling interests	128	(224)	66

Net (loss)/profit attributable to common shareholders of common shares and redeemable preferred shares	(97,173)	3,152	14,902
Redeemable Preferred Shares redemption value accretion	(26,474)	(29,118)	(32,854)
Allocation to redeemable preferred shareholders	47,934	(1,558)	(7,431)
Net loss attributable to common shareholders-Basic and diluted	(75,713)	(27,524)	(25,383)

Denominator:
Denominator for basic and diluted loss per share weighted-average common shares outstanding	445,272,000	445,272,000	452,445,068
Basic and diluted loss per share	(0.17)	(0.06)	(0.06)

The potentially dilutive securities that were not included in the calculation of above dilutive net loss per share in the years presented where their inclusion would be anti-diluted include convertible bond of 15,589,399 for the year ended December 31, 2018, and restricted shares of 3,220,130 for the year ended September 30, 2019 on a weighted average basis.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

22. Commitments and contingencies

(a)	Operating lease

The Company and its subsidiaries have entered into non-cancellable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases were as follows:

Year Ended December 31, 2019
RMB
Within 1 year (including 1 year)	4,777
1-2 years (including 2 year)	1,027

Total	5,804

The Group recorded rental expense of RMB 12,050 thousand, RMB 7,176 thousand and RMB 6,941 thousand in the consolidated statements of comprehensive (loss)/ income during the years ended December 31, 2017, 2018 and 2019, respectively.

(b)	Capital and other commitments

The Group had the capital commitment relating to long-term investments of RMB 500 thousand as of December 31, 2019.

The Group did not have other significant commitments, long-term obligations, or guarantees as of December 31, 2018 and 2019 other than disclosed in these consolidated financial statements.

23. Parent company only condensed financial information

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and VIE.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general- purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments or guarantees as of December 31, 2019. The subsidiaries did not pay any dividend to the Company for the years presented.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

23. Parent company only condensed financial information (continued)

Balance sheet

	As of December 31,
	2018	2019
	RMB	RMB	USD$ Note 2(f)
Assets
Cash and cash equivalent	—	62	9
Prepaid expense and other receivables	8,480	8,480	1,218
Long-term investments	42,345	152,845	21,955
Other assets	—	763	110

Total assets	50,825	162,150	23,292

Liabilities and Shareholders’ Deficit
Other payables and accrued expenses	14,832	16,176	2,324

Total liabilities	14,832	16,176	2,324

Mezzanine equity
Series A redeemable preferred shares (US$0.00001 par value per share; 204,022,000 shares and 204,022,000 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	78,390	84,072	12,076
Series B redeemable preferred shares (US$0.00001 par value per share; 185,512,580 shares and 185,512,580 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	241,918	261,272	37,529
Series B+ redeemable preferred shares (US$ 0.00001 par value per share; 43,937,180 shares and 43,937,180 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	75,606	81,654	11,729
Series B++ redeemable preferred shares (US$0.00001 par value per share; 16,574,460 shares and 16,574,460 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	25,859	27,629	3,969

Total mezzanine equity	421,773	454,627	65,303

Shareholders’ deficit
Common shares (US$0.00001 par value; 445,272,000 shares and 483,310,373 shares issued and outstanding as of December 31, 2018 and 2019)	31	33	5
Additional paid-in capital	2,778	64,882	9,320
Accumulated other comprehensive income	295	414	59
Accumulated deficit	(388,884)	(373,982)	(53,719)

Total shareholders’ deficit	(385,780)	(308,653)	(44,335)

Total liabilities and shareholders’ deficit	50,825	162,150	23,292

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

23. Parent company only condensed financial information (continued)

Statement of Comprehensive (Loss)/Income

	Year Ended December 31,
	2018	2019
	RMB	RMB	USD$ Note 2(f)
General and administrative expenses	(50)	(521)	(75)
Operating loss	(50)	(521)	(75)

Other expense
Interest expense	(26,249)	—	—
Unrealized exchange loss	(325)	(97)	(14)

Loss before income tax, and share of loss of subsidiaries and VIEs	(26,624)	(618)	(89)

Share of (loss)/earnings of subsidiaries and VIEs	29,776	15,520	2,229

Net (loss)/profit	3,152	14,902	2,140

Redeemable preferred shares redemption value accretion	(29,118)	(32,854)	(4,719)
Allocation to redeemable preferred shares	(1,558)	(7,431)	(1,067)

Net loss attributable to common shareholders	(27,524)	(25,383)	(3,646)

Net (loss)/profit	3,152	14,902	2,140
Foreign currency translation adjustment, net of tax	295	119	17

Total comprehensive (loss)/income	3,447	15,021	2,157

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

23. Parent company only condensed financial information (continued)

Statement of cash flows

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	USD$
Cash flows from operating activities:
Net (loss)/profit	(97,173)	3,152	14,902	2,140
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Unrealized exchange loss	—	325	97	14
Share of loss/(earnings) of subsidiaries and VIEs	97,173	(29,776)	(15,520)	(2,229)
Interest on convertible bond	—	26,249	—	—

	—	(50)	(521)	(75)

Changes in operating assets and liabilities:
Increase in other payables and accrued expenses	—	8,793	1,343	193
Increase in prepaid expense and other receivables		(8,743)	(59)	(8)
Increase in other assets			(763)	(110)

Net cash (used in)/provided by operating activities	—	—	—	—

Cash flows from financing activities:
Proceeds from issuance of common shares and redeemable preferred shares	—	—	62	9

Net cash provided by financing activities	—	—	62	9

Effect of exchange rate changes on cash and cash equivalents	—	—	—	—

Net increase in cash and cash equivalents and restricted cash	—	—	62	9
Total cash and cash equivalents and restricted cash at beginning of year	—	—	—	—

Total cash and cash equivalents and restricted cash at end of year	—	—	62	9

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

24. Restricted net asset

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB nil both as of December 31, 2018 and 2019 as the Company is in accumulative loss situation. There are no differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. In addition, restricted cash and insurance premium receivables of the VIE and its subsidiaries can only be used to settle relevant obligations of the VIE and its subsidiaries. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.

For the year ended December 31, 2019, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2019 and the condensed financial information of the Company are not required to be presented.

25. Subsequent events

The Company evaluated its subsequent events through April 24, 2020, the date on which these financial statements were issued.

Since the outbreak of Coronavirus Disease 2019 (“COVID-19”) in January 2020, COVID-19 has spread rapidly to many parts of China and other parts of the world. This pandemic has resulted in quarantines, travel restrictions, and temporary closure of stores and facilities in China and elsewhere. Substantially all the Group’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may adversely affect our business operations, financial conditions and operating results for 2020, including but not limited to causing negative impacts to the Group’s total revenues, slower collection of accounts receivables and additional allowance for doubtful accounts. The extent to which this outbreak may impact our results will depend on future developments, which are uncertain and cannot be estimated at this time.

On April 15, 2020, The Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$10 million of our outstanding American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and the Company’s insider trading policy.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

26. Unaudited pro forma information

Pursuant to the Company’s memorandum and articles of association, the Company’s redeemable preferred shares will be automatically converted into common shares upon a qualified initial public offering.

The unaudited pro forma balance sheet as of December 31, 2019 reflects the effect of the conversion of redeemable preferred shares as if the conversion occurred on December 31, 2019.

The unaudited pro forma basic and diluted net profit per common share reflects the effect of the conversion of redeemable preferred shares, as if the conversion occurred as of the beginning of the period or the original date of issuance, if later.

Year Ended December 31, 2019 (RMB in thousands, except share and per share data)
RMB
Numerator:
Net (loss)/profit attributable to common shareholders	(25,383)
Redeemable preferred shares redemption value accretion reversed	32,854
Income allocation to participating redeemable common shares holders	7,431

Numerator for pro forma basic and diluted net profit per share	14,902

Denominator:
Weighted average number of common shares used in calculating pro forma basic and diluted net profit per share	902,491,288
Dilutive effect of restricted shares	3,220,130
Weighted average number of common shares used in calculating pro forma net income per share—diluted	905,711,418

Pro forma basic and diluted net (loss)/profit per share	0.017

Pro forma diluted net (loss)/profit per share	0.017