Form 20-F
period 2020-12-31
Huize Holding Ltd
filed 2021-03-22
CIK 1778982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.
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
3-4
,
Shenzhen Animation Park, Yuehai Road, Nanhai Avenue,
Nanshan District, Shenzhen 518052, People’s Republic of China
(Address of Principal Executive Offices)
Ronald Tam
5/F, Building
3-4
,
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
As of December 31, 2020, there were (i) 888,506,366 Class A common shares issued and outstanding, par value US$0.00001 per share, and (ii) 150,591,207 Class B common shares issued and outstanding, par value US$0.00001 per share.
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
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐

				Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13

(a) of the Exchange Act.  ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accountant firm that prepared or issued its audit report.  ☐
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

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents 20 Class A common shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A common shares” are to our Class A common shares, par value $0.00001 per share, carrying one vote per share;

•	“Class B common shares” are to our Class B common shares, par value $0.00001 per share, carrying 15 votes per share;

•	“common shares” are to our Class A common shares and Class B common shares, par value US$0.00001 per share;

•	“GWP” are to gross written premiums, which include first year premiums and renewal premiums where applicable;

•	“insurer partners” are to the insurance companies we work with who underwrite insurance products on our platform;

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

•
“we,” “us,” “our company” and “our” are to Huize Holding Limited, our Cayman Islands holding company and, where the context requires, includes its subsidiaries, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity.

When disclosing our operating matrix, we only took into consideration our business operation in mainland China. An insurance product with a term that is longer than one year is categorized as a long-term insurance product. An independent platform refers to a platform that is not affiliated with insurance companies or other insurance industry participants.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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
Selected Consolidated Financial Data
The following selected consolidated statements of comprehensive (loss)/income data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated balance sheet data as of December 31, 2017 and selected consolidate cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements that are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for percentages, share and per share data)
Summary Consolidated Statements of Comprehensive (Loss)/Income
Operating revenue
Brokerage income	251,556	503,547	982,124	1,215,434	186,273
Other income	11,776	5,281	11,195	4,788	734

Total operating revenue	263,332	508,828	993,319	1,220,222	187,007

Operating costs and expenses
Cost of revenue (1)	(164,750)	(316,397)	(629,531)	(813,507)	(124,675)
Other cost	(1,919)	(1,905)	(1,837)	(2,846)	(437)

Total operating costs	(166,669)	(318,302)	(631,368)	(816,353)	(125,112)
Selling expenses (1)	(104,980)	(94,613)	(164,665)	(230,438)	(35,316)
General and administrative expenses (1)	(41,877)	(46,177)	(161,816)	(150,207)	(23,020)
Research and development expenses (1)	(50,107)	(24,944)	(33,831)	(49,135)	(7,530)

Total operating costs and expenses	(363,633)	(484,036)	(991,680)	(1,246,133)	(190,978)

Operating (loss)/profit	(100,301)	24,792	1,639	(25,911)	(3,971)

Other income/(expenses)
Interest income/(expenses)	655	(27,111)	(190)	(1,157)	(177)
Unrealized exchange income/(loss)	36	(354)	362	(9)	(1)
Investment income	811	—	718	137	21
Others, net	1,171	4,569	12,676	10,177	1,559

(Loss)/profit before income tax, and share of income of equity method investee	(97,628)	1,896	15,205	(16,763)	(2,569)
Income tax expense	(406)	(278)	(57)	(1,768)	(271)
Share of income/(loss) of equity method investee	989	1,310	(180)	239	37

Net (loss)/profit	(97,045)	2,928	14,968	(18,292)	(2,803)

Net profit/(loss) attributable to non-controlling interests	128	(224)	66	—	—

Net (loss)/profit attributable to Huize Holding Limited	(97,173)	3,152	14,902	(18,292)	(2,803)

Redeemable preferred shares redemption value accretion	(26,474)	(29,118)	(32,854)	(4,274)	(655)

Allocation to redeemable preferred shares	47,934	(1,558)	(7,431)	1,074	165

Net loss attributable to common shareholders	(75,713)	(27,524)	(25,383)	(21,492)	(3,293)

Weighted average number of common shares used in computing net (loss)/profit per share
Basic and diluted	445,272,000	445,272,000	452,445,068	963,817,614	963,817,614

Net loss per share attributable to common shareholders
Basic and diluted	(0.17)	(0.06)	(0.06)	(0.02)	(0.00)

(1)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue	26	9	43	410	63
Selling expenses	196	110	6,514	10,642	1,631
General and administrative expenses	386	726	87,980	40,820	6,256
Research and development expenses	203	122	421	381	58

Total	811	967	94,958	52,253	8,008

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	12,261	6,640	88,141	404,618	62,010
Restricted cash (including amounts of the consolidated VIE of RMB27,992, RMB145,599 thousand, RMB161,186 thousand and RMB217,950 thousand as of December 31, 2017, 2018, 2019 and 2020, respectively)	28,019	145,631	161,186	324,330	49,706
Accounts receivable, net of allowance for doubtful accounts	70,690	108,434	180,393	232,589	35,646
Long-term investments	17,765	21,575	23,395	46,084	7,063

Total assets	165,777	334,084	508,805	1,335,976	204,747

Accounts payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB15,220 thousand, RMB72,989 thousand, RMB124,441 thousand and RMB227,532 thousand as of December 31, 2017, 2018, 2019 and 2020, respectively)	15,453	73,448	124,441	227,532	34,871
Insurance premium payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB101,694 thousand, RMB114,447 thousand, RMB125,587 thousand and RMB187,219 thousand as of December 31, 2017, 2018, 2019 and 2020, respectively)	101,694	114,447	125,587	187,219	28,693
Other payables and accrued expenses (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB25,522 thousand, RMB60,599 thousand, RMB37,678 thousand and RMB39,421 thousand as of December 31, 2017, 2018, 2019 and 2020, respectively)	26,036	36,908	30,211	31,153	4,774
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB17,017 thousand, RMB31,850 thousand, RMB43,831 thousand and RMB52,564 thousand as of December 31, 2017, 2018, 2019 and 2020, respectively)	17,017	31,850	43,993	63,919	9,796
Income taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB206 thousand, RMB206 thousand, RMB206 thousand and RMB2,440 thousand as of December 31, 2017, 2018, 2019 and 2020, respectively)	445	250	206	2,440	374
Total liabilities	183,919	297,549	362,831	867,293	132,919

Total mezzanine equity	367,228	421,773	454,627	—	—
Total shareholders’ (deficit)/equity	(385,370)	(385,238)	(308,653)	468,683	71,828

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	165,777	334,084	508,805	1,335,976	204,747

The following table sets forth our selected consolidated cash flow data for the years indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/ provided by operating activities	(85,349)	66,853	118,024	137,666	21,098
Net cash provided by/(used in) investing activities	57,767	(3,554)	(6,927)	(31,078)	(4,763)
Net cash provided by/(used in) financing activities	22,988	48,572	(14,079)	383,053	58,706

Effect of exchange rate changes on cash and cash equivalents	(234)	120	38	(10,020)	(1,536)
Net (decrease)/ increase in cash and cash equivalents and restricted cash	(4,828)	111,991	97,056	479,621	73,505
Total cash and cash equivalents and restricted cash at beginning of the year	45,108	40,280	152,271	249,327	38,211

Total cash and cash equivalents and restricted cash at end of the year	40,280	152,271	249,327	728,948	111,716

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Risks Relating to Our Business and Industry
We operate in the emerging, rapidly evolving and highly competitive online insurance product and service industry, which makes it difficult to predict our future prospects. Our historical operating and financial results may not be indicative of future performance.
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

China’s insurance regulatory regime is undergoing significant changes. Further development of regulations applicable to us may result in additional restrictions on our business operations or more intensive competition in this industry. We might be required to spend significant time and resources in order to comply with any material changes in the regulatory environment, which could trigger significant changes to the competitive landscape of our industry and we may lose some or all of our competitive advantages during this process. We may change the insurance product mix we offer on our platform in response to changing market demands following any change of regulatory requirements. We may have to add to our product mix insurance products that we have little experience with, or reduce or cease the offering of insurance products that used to be popular on our platform, either of which may adversely affect our results of operations. For example, CBIRC changed the upper limit for the predetermined interest rate for annuity insurance from 4.025% to 3.5% in August 2019 and subsequently, in November 2019, suggested insurance companies terminating the sale of their high-interest rate annuity insurance products. In response to that, we started to scale up the distribution of annuity insurance products on our platform in October 2019. Although the first-year insurance brokerage commission fee rate we charge on annuity insurance products is typically lower than that of critical illness insurance products, making distributing annuity insurance products less profitable in the short term, we believe offering annuity insurance products will expand our insurance client reach and therefore bring positive results of operations in the long term. In addition, in October 2019, the CBIRC promulgated the Health Insurance Management Measures, which became effective on December 1, 2019, allowing premium adjustment mechanisms to be included in medical insurance policy terms, which enables insurance companies to provide more diversified long-term medical insurance products. Consequently, potential clients of critical illness insurance products might turn to long-term medical insurance products that may become available on market, resulting in a slowdown in the growth of critical illness insurance products sales on our platform.
In November 2020, the Circular on Matters concerning the Use of the Illness Definitions for Critical Illness Insurance and the Definition of Illness under Critical Illness Insurance was promulgated, reclassifying the definition of illness under critical illness insurance and expanding the scope of certain diseases. Given that the reclassification is deemed to be less favorable for insurance clients, in order to keep our long-term critical illness insurance products competitive, we may need to invest in developing more attractive products to retain our existing insurance clients and expand our insurance client base. Additionally, in January 2021, the CBIRC issued the Notice on Further Regulating Matters Concerning Internet Life Insurance Business (Draft for Comment) to various insurance companies. The notice aims to further regulate the operation of internet life insurance business by insurance companies and require exclusive management of internet life insurance products. If this notice becomes effective in the future, the offering of internet insurance products and the commission fee rate will be subject to uncertainties, which may have adversely affect our business, results of operations and financial conditions. The attention of our management team could be diverted to the efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restriction may result in limitation to our business scope, limitation to our product and service offerings, and reduction in our attraction to clients. As a result, our business and results of operations might be materially and adversely affected.
In addition, there are uncertainties regard to how the changing laws, regulations and regulatory requirements would apply to our business. The CBIRC and its local counterparts have wide discretion in administration, interpretation and enforcement of these laws, regulations and regulatory requirements, as well as the authority to impose regulatory sanctions on industry participants. In certain circumstances it may be difficult to determine which actions or omissions may be deemed to be in violation of applicable laws, regulations or regulatory requirements. For example, as part of our marketing efforts, we have in the past offered potential insurance clients small amounts of cash rewards to encourage their engagement with our platform before they purchased insurance products. Such amounts were deductible from the premiums payable should such potential clients subsequently purchase insurance products on our platform. It is unclear whether such arrangement might be deemed as additional benefits offered to insurance clients other than those benefits stipulated in the insurance contracts, which is prohibited under relevant PRC laws and regulations. As of the date of this annual report, we no longer offer these cash rewards, but there is no guarantee that our practice in the past would not subject us to administrative measures with retrospective effect to be taken by regulatory authorities. Furthermore, misconduct of our insurer partners, user traffic channels or other business partners in violation of any of these laws, regulations or regulatory requirements might subject us to fines, civil or criminal liabilities, being required to modify or terminate part or all of our business operations or even being disqualified from providing services to our insurer partners or insurance clients. The occurrence of any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects.

Moreover, Chinese regulatory authorities may conduct various reviews and inspections on our business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. If any non-compliance
incidents in our business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. For example, the CBIRC and its local counterparts have conducted several inspections, reviews and inquiries on us and identified certain non-compliance
incidents in our business operation, risk management and internal control, including incidents with respect to settlement of insurance premiums through and our cooperation with user traffic channels that do not meet regulatory requirements. In particular, (i) we have in the past misused funds in the insurance premium accounts; and (ii) some of our business partners, including certain travel agencies and user traffic channels lacking relevant licenses or approvals, have in the past collected a small portion of insurance premiums on our behalf. According to relevant PRC laws, insurance brokerage companies like us are required to set up separate accounts to receive and hold the insurance premiums they receive from insurance clients on behalf of insurance companies and are prohibited from using or misusing such funds. Failure to comply with such regulatory requirements may subject us to making rectifications, warnings, fines, or further, revocation of our License for Operating Insurance Brokerage Services, or the Insurance Brokerage Licence, in the case where regulatory authorities consider such action as a material violation. In addition, entities that do not hold licenses required by PRC regulatory authorities are not allowed to collect insurance premiums on behalf of us under relevant PRC laws and regulations. We have taken remedial measures to rectify the aforementioned non-compliance
incidents. As of the date of this annual report, we have returned all of the insurance premiums that we had misused in the past, and we have terminated cooperation with entities that do not hold the relevant licenses required for collecting insurance premiums on our behalf. We plan to adopt a more rigorous internal control system to manage our cooperation with unlicensed business partners with regard to the collection of insurance premiums on our behalf.
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
We incurred operating losses and net losses in the past, and we may not be able to return and stay profitable in the future.
In 2017, we had net loss of RMB97.0 million and operating loss of RMB100.3 million. We generated net profit of RMB2.9 million and RMB15.0 million in 2018 and 2019, respectively, and had net loss of RMB18.3 million (US$2.8 million) in 2020. We generated operating profit of RMB24.8 million and RMB1.6 million in 2018 and 2019, respectively, and had operating loss of RMB25.9 million (US$4.0 million) in 2020. We cannot assure you that we will return and remain profitable in the future. We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, acquire new clients and further develop our insurance product and service offering and increase brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, if we fail to compete successfully with our existing or potential competitors, or if our tailor-made insurance products are not accepted by the market as we expect, we will receive lower-than-expected insurance brokerage income, and our financial results will be adversely affected. If regulatory authorities promulgate new laws, regulations and regulatory requirements that limit our business operations, especially with regard to our fee or cost model, our results of operations will suffer. As a result of the foregoing and other factors, our net profit margins may decline or we may incur net losses again in the future and may not be able to maintain profitability on a quarterly or annual basis.

Our cooperation with user traffic channels are subject to changes in the regulatory requirements.
We leverage our user traffic channels to convert their user traffic to our insurance clients. On December 7, 2020, the CBIRC published the Regulatory Measures for Online Insurance Business, or the Online Insurance Measures, which became effective on February 1, 2021 and replaced the Interim Regulatory Measures for Online Insurance Business, promulgated by the predecessor of CBIRC on July 22, 2015. The Online Insurance Measures changed regulatory requirements for online insurance business in various aspects. For example, it sets a higher standard for insurance institutions and online industry participants to improve IT infrastructure and cybersecurity protection. In particular, insurance institutions engaged in online insurance business shall have IT systems that are equipped with the insurance sales or insurance application function, and are certified as Safety Level III Computer Information Systems. The Online Insurance Measures requires online insurance transactions being conducted through online surfaces operated by insurance institutions only. Under the Online Insurance Measures, our user traffic channels or other business partners who are neither insurance companies nor insurance intermediaries are forbidden to conduct online insurance business, including but not limited to: (i) providing insurance product consulting services; (ii) comparing insurance products, conducting trial calculation of premium or quotation comparison; (iii) designing insurance application plans for policyholders; (iv) going through insurance application procedures; and (v) collecting premiums. Furthermore, insurance institutions shall not, in internet insurance sales or brokerage activities, pay commission fee or remuneration directly or in a disguised way to any person who has not carried out practice registration with it. Pursuant to the Online Insurance Measures, insurance institutions shall (i) make corresponding rectifications regarding system development, marketing and publicity, sales management and information disclosure by May 2021, (ii) complete the rectification of other problems such as business and operation by August 2021, and (iii) complete the certification of the cybersecurity graded protection for their self-running network platform by February 2022. Our system was certified as Safety Level III Computer Information System on January 15, 2020. We are in the process of proactively making rectifications in accordance with the Online Insurance Measures, including changing our cooperative business model and terminating our cooperation with some user traffic channels that do not meet regulatory requirements. However, we cannot assure you that we or the user traffic channels we work with will be able to fully rectify in a timely manner or fully satisfy these regulatory requirements, the failure of which may subject us or the user traffic channels to warnings, fines, confiscation of illegal gains and revocation of licenses, which will materially and adversely affect our business, financial condition, results of operations and prospects.
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
Furthermore, under our agreements with certain insurer partners, we are not allowed to distribute their insurance products through user traffic channels that fail to comply with relevant online insurance regulatory requirements. Therefore, we may breach the agreements with them if we distribute their insurance products through unregistered user traffic channels, which might subject us to defaulting liabilities and adversely affect our financial condition.
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
In addition to growing our client base organically, we also cooperate with our user traffic channels to convert their user traffic to client base of our platform. Our agreements with user traffic channels are generally one to three years subject to renewal. We believe that we generally maintain good relationships with our user traffic channels. However, we cannot assure you that we will be able to maintain long-term cooperative relationship with them. If our user traffic channels terminate their cooperation with us, do not renew their agreements with us, choose to work with our competitors, or terminate their cooperation with us due to regulatory requirements, we may lose potential clients and our business and results of operations will be negatively affected. In addition, if our user traffic channels lose influence over their traffic or otherwise fail to effectively convert their users to our clients, our business and results of operations may suffer.
Furthermore, we have incurred significant expenses on paying our user traffic channels service fees and advertisement fees. If certain of our existing user traffic channels require higher rates of service fees or we fail to negotiate favorable terms with them or find new user traffic channels, our client acquisition costs may increase, and our results of operations may be adversely affected.
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
Our relationship with insurer partners is crucial to our success. We generate a substantial portion of our revenues from commission fees paid by insurer partners. Certain insurer partners have accounted for a significant portion of our revenues in the past. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 59.0%, 60.7% and 63.0% of our total operating revenue in 2018, 2019 and 2020, respectively. While we continually seek to diversify our insurer partners, there can be no assurance that the concentration will decrease. Our ability to attract clients depends on the quantity and quality of insurance products offered by insurer partners on our platform. We provide intelligent underwriting services and integrated solutions to our insurer partners. Our arrangements with our insurer partners are typically not exclusive, and they may have similar arrangements with our competitors. If insurer partners are dissatisfied with our services and solutions or find us ineffective in enhancing their profitability, they may terminate their relationships with us and decide to cooperate with our competitors.
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
Furthermore, if our insurer partners or the reinsurance companies they partner with fail to properly fulfill their obligations as insurers under the insurance policies sold on our platform, our clients may lose faith in our platform. If our insurer partners or the reinsurance companies they partner with become insolvent, our clients may not be able to realize the protection expected from the insurance policies, which will negatively affect our reputation and results of operations.
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
Additionally, we are constantly upgrading our platform and infrastructure to comply with regulatory requirements and provide increased scale, improved performance and additional built-in
functions and additional capacities. For example, on June 22, 2020, the CBIRC issued the Notice on Regulating the Traceability Management of Internet Insurance Sales, which came into effect from October 1, 2020 and provides that insurance institutions shall conduct retrospective review and management of internet insurance sales, and shall immediately suspend online insurance sales if they fail to comply with those requirements by the time the notice came into force. As of October 1, 2020, we had made rectifications in accordance with this notice. Furthermore, on January 5, 2021, the CBIRC promulgated the Measures for the Regulation of Informatization of Insurance Intermediaries, which aims to improve informatization of insurance intermediaries and stipulates regulatory requirements in respect of the construction and management of the informatization, IT system and information security. It provides that insurance intermediaries shall make self-examination accordingly and complete the rectifications by February, 2022. As of the date of this annual report, we are in the process of making self-examination and rectifications. However, we cannot assure you that we will be able to complete rectifications in a timely manner or fully satisfy the regulatory requirements. In addition, rectifying, maintaining and upgrading our technology infrastructure require significant investment of time and resources, including adding new hardware, updating software, and recruiting and training new engineering personnel. During updates, our systems may experience interruptions, and the new technologies and infrastructures may not be fully integrated with the existing systems timely, or at all. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired quality of user experience and delays in reporting accurate operating and financial information, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

Failure to prevent cybersecurity breaches will materially and adversely affect our business, reputation, financial condition and results of operations.
The massive volume of data that we process and store makes us or third party service providers who host our servers an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins
or similar disruptions. While we have taken steps to protect our database, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and insurer partners could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. The PRC Network Security Law promulgated by the Standing Committee of the National People’s Congress, effective on June 1, 2017, stipulates that a network operator, including internet information services providers among others, must adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. Recently, the CBIRC has enhanced its supervision and has promulgated many regulation measures and requirements towards cybersecurity of online insurance business. While we have adopted comprehensive measures to comply with the applicable laws, regulations and standards, there can be no assurance that such measures will be effective. If we were found by the regulatory authorities to have failed to comply with the relevant regulatory requirements, we would be subject to warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of our platform or even criminal liabilities and our business, financial condition and results of operations would be adversely affected.
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
A significant portion of the total GWP we facilitate is contributed by a limited number of insurance products. If we cannot continue to offer these insurance products on our platform for any reason or the popularity of these products declines, the GWP we facilitate and consequently our brokerage income, may decrease and our financial condition and results of operations may be materially and adversely affected.
A significant portion of the total GWP we facilitate is from a limited number of popular insurance products, primarily our tailor-made long-term life and health insurance products. In 2020, the top five insurance products in terms of GWP contribution aggregately accounted for 29.4% of the total GWP we facilitated, as compared to 31.2% in 2019. We believe the concentration was partially due to the comprehensive protection coverage with reasonable policy terms making these tailor-made insurance products more attractive than others. Although we plan to continue to diversify our product offerings, launch more tailor-made insurance products, expand our client base and generate brokerage income from a wider variety of insurance products, we cannot guarantee you that we will be able to succeed, and that such concentration will decrease. If we cannot continue to offer these popular insurance products for any reason or the popularity of these products decline, our brokerage income may decrease and our financial condition and results of operations may be materially and adversely affected.
We have in the past sold insurance products on our platform through institutional promoters lacking operating license, and individual promoters who were registered with other insurance institutions or who were not registered with any insurance institutions, which may subject us to potential regulatory risks and may cause breaches of our agreements with insurer partners.
Through
www.jumi18.com
,
www.qixin18.com
and
www.xiebao18.com
, we have in the past engaged institutional promoters lacking insurance operating licenses, and individual promoters whose practice registrations were registered with insurance institutions other than us or who were not registered with any insurance institutions, to promote insurance products we offer on our platform. In return, we paid those promoters service fees. Our cooperation with institutional promoters lacking insurance operating licenses may subject us to regulatory risks, and thus as of the date of this annual report, we have terminated our cooperation with such institutional promoters. Under relevant PRC laws and regulations, professional insurance intermediaries like us must complete practice registrations for individual promoters as our representatives or agents. Historically, for those individual promoters who had a relatively short history of cooperation with us, or who contributed a less significant portion of GWP facilitated on our platform, we did not complete all their practice registrations with us. As of the date of this annual report, we have terminated the cooperation with individual promoters that have not been registered with us. However, we may be subject to administrative orders to rectify these historical non-compliance
incidents or further, administrative penalties imposed by the regulatory authorities retrospectively, and if so, our business and results of operations might be materially and adversely affected.

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
Prior to early 2019, pursuant to our agreements with certain property & casualty insurer partners, we provided claim payment services to insurance clients for small amount claim applications to expedite the claim settlement and thus enhance user experience. For insurance clients who submitted claim applications on Xiao Ma Claim, previously known as Ding Dong Claim under certain pre-determined
amounts, we made advance payments directly to insurance clients, and subsequently claim these payments from our insurer partners. For claim applications that either exceed these amounts, or that we disagreed to pay, we defer the applications to our respective insurance partners to process. According to the PRC law, only licensed insurance companies are eligible to determine the final amounts for claim settlement. Therefore, the claim settlement process we applied through Xiao Ma Claim prior to early 2019 may be considered as activities exceeding our business scope, and may subject us to fines and warnings by PRC regulatory authorities. We are in the process of amending our agreements with most of the relevant insurer partners with regard to our claim settlement procedures to ensure that our insurer partners have the sole discretion in determining whether to approve claim applications and the final amounts for claim settlement. However, we cannot guarantee you that our past practice will not expose us to penalties or other regulatory actions, the occurrence of which may negatively affect our reputation, business and results of operations.
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
Implementation and enforcement of PRC laws relating to intellectual property have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as that in the United States or other developed jurisdictions. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete
agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how
and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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
Certain of our lease agreements have not been registered with the relevant PRC government authorities as required by PRC law, which will not affect the validity of these lease agreements but may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the relevant authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, the specific amount of which is at the discretion of the relevant authority. Out of the sixteen lease agreements we had as of the date of this annual report, we had not completed lease agreement registration for eleven properties, and our maximum exposure to penalties by relevant PRC authorities for failure of registration was approximately RMB110,000.
If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results.
We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. We were subject to such requirement starting from fiscal year 2019. In addition, once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting.
In the course of auditing our consolidated financial statements for the fiscal year ended December 31, 2020, we identified one material weakness in our internal control over financial reporting as of December 31, 2020. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. As a result of the identification of this material weakness, we have been taking measures to remedy this control deficiency. However, we can give no assurance that the implementation of these measures will be sufficient to eliminate this material weakness or any other material weakness or significant deficiency in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the ADSs.

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
If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.
We have granted and may continue to grant options, restricted share units and other types of awards under our share option plan, which may result in increased share-based compensation expenses.
We adopted a global share incentive plan in June 2019, which we refer to as the Global Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under our Global Plan, we are authorized to grant options, restricted share units and other types of share incentive awards. As of February 28, 2021, the maximum aggregate number of common shares which may be issued pursuant to all awards under the Global Plan is 57,501,813 common shares, and 34,562,529 restricted shares and options to purchase a total of 16,105,174 common shares are outstanding. We adopted a 2019 share incentive plan in June 2019, which we refer to as the 2019 Plan. Under the 2019 Plan, the maximum number of common shares that may be issued is 20,351,945 common shares. As of February 28, 2021, no share incentive award is outstanding under the 2019 Plan. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate
the vesting schedules, lockup period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges.
Our business, financial condition and results of operations have been, and may continue to be adversely affected by the
COVID-19
pandemic.
The
COVID-19
pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. In early 2020, the
COVID-19
outbreak caused temporary closures of our offices and implementation of short-term measures for employees to work remotely from home in our headquarter and other offices in early 2020. We and our insurer partners and user traffic channels have been gradually recovering from the general shutdown and delay in commencement of operations in China since the second quarter of 2020. Even though our business is currently operational, our service capacity and operational efficiency has been and are still adversely affected by the
COVID-19
pandemic due to decreased productivity of our workforce as a result of work from home measures and the necessity to comply with various disease control protocols in our business facilities.

The extent to which
COVID-19
impacts our financial position, results of operations and cash flows in 2021 will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the
COVID-19
pandemic harms the Chinese economy in general. We cannot assure you that the
COVID-19
pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again.
Many of the quarantine measures in China have been relaxed as of the date of this annual report. However, our results of operations may still be adversely affected to the extent that the
COVID-19
pandemic continues to affect the Chinese economy in general. In addition, the longer-term trajectory of
COVID-19,
both in terms of scope and intensity of the pandemic, in China, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. Relaxation of restrictions on economic and social activities may also lead to new cases which may lead to re-imposed
restrictions. If there is not a material recovery in the
COVID-19
situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected.
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
COVID-19,
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
Due to the PRC legal restrictions on foreign ownership of internet-based business and qualification requirements on foreign investors in the insurance brokerage business, we rely on certain contractual arrangements with our VIE and its shareholders to conduct substantially all of our operations in China. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for
e-commerce,
domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), which was promulgated on June 23, 2020 and implemented on July 23, 2020. and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Administrative Provisions on Foreign-Invested Telecommunications Enterprises (revised in 2016), and other applicable laws and regulations.
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
Pursuant to the International Tax
Co-operation
(Economic Substance) Act (2021 Revision) (as amended) of the Cayman Islands (the “ES Act”), a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our company. Based on the current interpretation of the ES Act, we believe that our company, Huize Holding Limited, is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains.
Accordingly, for so long as our company, Huize Holding Limited, is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Act”); and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.
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
PRC laws and regulations provide that a director owes a fiduciary duty to the company to which he or she acts as a director. The directors of our VIE, including Mr. Cunjun Ma, our Chief Executive Officer, must act in good faith and in the best interests of our VIE and must not use his position for personal gains. On the other hand, as a director of our company, Mr. Cunjun Ma has a duty of care and loyalty to our company and to our shareholders as a whole under the Cayman Islands law. We control our VIE through contractual arrangements, and the business and operations of our VIE are closely integrated with our subsidiaries’ business and operations. Nevertheless, conflicts of interests for these individuals may arise due to their dual roles both as directors of our VIE and as directors of our company.
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
Pursuant to the equity pledge agreements relating to our VIE, shareholders of our VIE pledged their equity interests in our VIE to our WFOE to secure our VIE’s and its shareholders’ performance of the obligations and indebtedness under the Exclusive Business Cooperation Agreement, Exclusive Option and Equity Custody Agreement. As of the date of this annual report, we have registered such equity pledges with the relevant local branch of the State Administration for Market Regulation, or the SAMR. Under the Civil Code of the PRC , when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off
of the pledged equity. If our VIE fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledger to sell the equity interests in our VIE, as applicable, in an auction or private sale and remit the proceeds to our subsidiary in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our VIE. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our WFOE that is a party to the Exclusive Option and Equity Custody Agreement to designate another PRC person or entity to acquire the equity interests in such VIE and replace the existing shareholders pursuant to the Exclusive Option and Equity Custody Agreement.
In addition, in the registration forms of the local branch of the SAMR for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our WFOE shall be designated as a fixed figure. The equity pledge agreements with the shareholders of our VIE provide that the pledged equity interest constitutes continuing security for any and all of the indebtedness, obligations and liabilities of our VIE under the relevant contractual arrangements, and therefore it is possible that the amount of registered equity interests cannot cover the secured obligation as a whole. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of our VIE and its subsidiaries for the benefit of us or our WFOE, although our VIE grants our WFOE options to purchase the assets of our VIE and its equity interests in its subsidiaries under the Exclusive Option and Equity Custody Agreement.

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
If the shareholders of our VIE were to attempt to voluntarily liquidate our VIE without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request the shareholders of our VIE to transfer all of their respective equity ownership interests to a PRC entity or an individual designated by us in accordance with the option agreement with the shareholders of our VIE. In addition, under the operation agreement signed by our WFOE, our VIE and its shareholders and according to the Civil Code of the PRC, the shareholders of our VIE do not have the right to issue dividends to themselves or otherwise distribute the retained earnings or other assets of our VIE without our consent. In the event that the shareholders of our VIE initiate a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of our VIE without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual arrangements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation will be uncertain.
Our contractual arrangements with our VIE may result in adverse tax consequences to us.
As a result of our corporate structure and the contractual arrangements among our WFOE, our VIE, its shareholders and us, we are effectively subject to the PRC value-added tax at rates from 3% to 6% and related surcharges on revenues generated by our subsidiary from our contractual arrangements with our VIE. The PRC Enterprise Income Tax Law and its Implementing Regulations require every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. According to the Implementing Regulations of the Enterprise Income Tax Law, these transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIE were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangement. If this occurs, the PRC tax authorities could request that our VIE and any of its subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIE and thereby increasing the VIE’s tax liabilities, which could subject the VIE to late fees and other penalties for the underpayment of taxes. Our results of operations may be materially and adversely affected if our VIE’s tax liabilities increase or if either of them becomes subject to late payment fees or other penalties.
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
Any loans to our WFOE, which are treated as Foreign Investment Enterprises, or FIEs, under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our WFOE, our VIE and its subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to our consolidated affiliated entities or other domestic PRC entities, according to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing in March 2020 and the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting Macro-prudential Regulation Parameter for Cross-border Financing of Enterprises in January 2021. The limit for the total amount of foreign debt is two times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our consolidated affiliated entities or other domestic PRC entities must also be filed and registered with the National Development and Reform Commission, or the NDRC. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be recorded with the Ministry of Commerce, or MOFCOM, or its local counterpart.

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
Risks Relating to Doing Business in China
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

The SEC has not yet proposed rules relating to the implementation of the HFCAA. There could be additional regulatory or legislative requirements or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.
The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded
“over-the-counter”
earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.
Proceedings instituted by the SEC against five
PRC-based
accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.
Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month
bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. The audit committee is aware of the policy restriction and regularly communicated with our independent auditor to ensure compliance. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.
In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ordinary shares may be adversely affected.
If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.
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
We face uncertainties with respect to the enactment, interpretation and implementation of the Anti-Monopoly Guidelines for the Internet Platform Economy Sector.
On February 7, 2021, Anti-monopoly Commission of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of Internet platform may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities, which became effective on the same day. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect our financial conditions, operations and business prospects.

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
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our directors and management named in the annual report based on foreign laws.
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
The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between Renminbi and the U.S. dollar in the future.
To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us.

The reporting currency of our company is the Renminbi. However, the functional currency of our consolidated operating subsidiaries and variable interest entity is the Renminbi and substantially all of their revenues and expenses are denominated in Renminbi. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of these proceeds. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from, and the value of any U.S. dollar-denominated investments we make in the future.
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
PRC regulations relating to investments in offshore companies by PRC residents may subject our
PRC-resident
beneficial owners or our WFOE to liability or penalties, limit our ability to inject capital into our WFOE or limit our WFOE’s ability to increase their registered capital or distribute profits.
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
Risks Relating to Our ADSs
The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors.
Since our ADSs became listed on the Nasdaq Global Market on February 11, 2020, the trading price of our ADSs been subject to side fluctuations. In 2020, the trading prices of our ADS on the Nasdaq Global Market have ranged from US$5.03 to US$14.49 per ADS. The trading price of other Chinese companies’ securities, including internet-based companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of the Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of our conduct. The trading price of our ADSs may fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be volatile for factors specific to our own operations, including the following:

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
Techniques employed by short sellers may drive down the market price of our ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our common shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our ADSs could be greatly reduced or rendered worthless.
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

As of February 28, 2021, Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, beneficially owns an aggregate of 150,591,207 Class B common shares, which represents 71.7% of our total voting power. Together with 145,443,446 Class A common shares the voting power of which has been delegated to Mr. Cunjun Ma, Mr. Cunjun Ma will be able to exercise in aggregate 76.4% of our total voting power. Therefore, Mr. Cunjun Ma has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.
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
Pursuant to our articles of association, our board of directors has absolute discretion as to whether to declare dividends subject to the requirements of the Companies Act. Our articles of association provides that dividends may be declared and paid out of the profits of our company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the Companies Act, no distribution or dividend may be paid out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we receive from our WFOE, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by, among other things, our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Under Cayman Islands law, the notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies in the Cayman Islands for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and members. Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records, or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We may in the future rely on home country practice with respect to our corporate governance. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
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
It may be difficult for overseas regulators to conduct investigation or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Relating to Our ADSs— You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Our memorandum and articles of association contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A common shares and ADSs.
Our currently effective memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.
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

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.
We are required to file an annual report on Form
20-F
within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form
6-K.
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
We are and may continue to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
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
Assuming that we are the owner of our VIE (including its subsidiaries) for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2020, and based upon our current and projected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, and the value of our ADSs, we do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC for any taxable year will also depend, in part, on the composition and classification of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and a non-United
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
We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”
As a public company, we incur significant legal, accounting and other expenses that we would not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.
Under these rules and regulations, as a public company, we may increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company also makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we may incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
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
On February 11, 2020, our ADSs commenced trading on the Nasdaq Global Market under the symbol “HUIZ.” We raised approximately US$47.7 million in net proceeds from our initial public offering after deducting underwriting commissions and the offering expenses payable by us.
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
We have accumulated a large insurance client base. As of December 31, 2020, we had cumulatively served 6.8 million insurance clients. A substantial portion of our insurance client base are the younger generation, particularly life and health insurance clients. In 2020, the average age of insurance clients who purchased life and health insurance products, excluding annuity insurance, through our platform was 32.7, while the average age of insurance clients who purchased annuity insurance products was 35.0.
In order to serve our clients’ protection needs, we offer a wide variety of insurance products with easy-to-understand
terms and focusing on protection. Our products cover two major categories—life and health insurance products, and property & casualty insurance products. In 2020, we offered approximately 475 life and health insurance products and approximately 1,277 property & casualty insurance products. Our life and health insurance products contributed to 95.9% of our brokerage income in 2020. Our long-term life and health insurance products primarily consist of critical illness insurance products, typically offering a lump-sum
payment to the insured if the insured is diagnosed with a major life-threatening illness as defined in the insurance policy. Starting from late 2019, we have been diversifying our insurance product offerings, such as starting to offer annuity insurance products, in order to attract a wider client demographics and serve our clients’ lifetime insurance needs. In 2020, our annuity insurance products contributed to 5.5% of our brokerage income.
We have established business cooperation with a large group of insurer partners. As of December 31, 2020, we cooperated with 75 insurer partners, representing a substantial portion of all licensed insurance companies in China. We empower our insurer partners to reach a massive and fragmented client base quickly, and enhance their insurance sales through our online platform. We have also integrated critical steps in the insurance policy distribution process, such as intelligent underwriting and in-force
policy administration, in our system. In addition, we design and develop tailor-made insurance products together with our insurer partners. In 2020, approximately 42.7% of the GWP facilitated through our platform were contributed by tailor-made insurance products that we developed together with our insurer partners.
The cumulative number of insurance clients we served increased from approximately 5.3 million as of December 31, 2018 to approximately 6.3 million as of December 31, 2019, and further to approximately 6.8 million as of December 31, 2020. The GWP we facilitated increased from RMB941.0 million in 2018 to RMB2,014.3 million in 2019, and further to RMB3,019.9 million in 2020. We primarily generate revenues from the commission fees that we charge our insurer partners for facilitating insurance policies and generating premiums for them. Our total operating revenue increased from RMB508.8 million in 2018 to RMB993.3 million in 2019, and further to RMB1,220.2 million (US$187.0 million) in 2020. We generated net profit of RMB2.9 million and RMB15.0 million in 2018 and 2019, respectively, and have net loss of RMB18.3 million (US$2.8 million) in 2020.

Our Online Platform
We hold a nation-wide insurance intermediary license and operate an independent online insurance product and service platform in China. On our platform, we provide insurance clients with a one-stop
insurance experience. We distribute through our platform various insurance products underwritten by our insurer partners, some of which are products we designed and developed together with our insurer partners, and we do not assume underwriting risks ourselves. We offer easy interpretation and presentation of insurance policy terms to help insurance clients make informed decisions when purchasing insurance products. We provide services to insurance clients at various stages of the insurance transaction and in-force
period to improve client experience and increase client stickiness. On our platform, we connect insurer partners efficiently with a massive base of insurance clients and enhance their insurance sales. The total number of the insured we served increased from approximately 41.8 million as of December 31, 2018 to approximately 53.2 million as of December 31, 2019, and further to approximately 57.6 million as of December 31, 2020.
Access to Our Online Platform for Insurance Clients
Insurance clients can access our online platform on internet and mobile internet, including our websites, our mobile app, our WeChat official account and our WeChat mini program.
Our Websites
We primarily operate three websites:
www.huize.com
,
www.qixin18.com
and
www.xiebao18.com
. Our main website is
www.huize.com
, through which we offer substantially all of our insurance products, manage our insurance clients and insurance policies, and provide client services. Our main website covers every stage of insurance transactions, including product search, policy interpretation, online live consultation, intelligent underwriting, product purchase, policy management and claim settlement.
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
WeChat Official Account and Mini-program
We launched our WeChat official account in March 2014. While our WeChat official account also offers insurance transaction service, it mainly focuses on providing insurance education to potential insurance clients. It provides users with convenient access to our main website and mobile app download page, and posts various surveys and other education content aimed at enhancing user awareness of insurance needs and deepening user understanding of insurance products.
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
Our Insurance Clients
We have a large and growing base of insurance clients. We define our insurance clients as purchasers of the insurance policies we distribute, including individual clients, who contribute to most of our revenues, and corporate clients. As of December 31, 2018, 2019 and 2020, the cumulative number of our insurance clients was approximately 5.3 million, 6.3 million and 6.8 million, respectively. As we continue to expand our product offerings, enhance our brand recognition and reputation, and deepen our cooperation with insurer partners and user traffic channels, we expect our client base to continue to grow.
We focus on serving the younger generation who are relatively well-educated, tech-savvy, more willing to learn insurance related knowledge, and tend to enjoy online consumption and investment. In 2020, the average age of those who purchased life and health insurance products, excluding annuity insurance, through our platform was 32.7, while the average age of insurance clients who purchased annuity insurance products was 35.0.
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
We empower our insurance consultants with our self-built digital tools, mainly including a vertical insurance database and client behavior tracking system. The database covers comprehensive information of insurance products available on the market, both online and offline. Insurance consultants can quickly retrieve product information from the database and present to clients comparison among insurance products. Our client behavior tracking system analyzes the clients’ browsing records and transaction records from various dimensions, and evaluates clients’ insurance needs and purchase preference. This allows our insurance consultants to predict clients’ concerns and queries before starting consultation sessions with clients, which substantially improves consulting efficiency. In 2020, we launched the AI Proposal application and a new version of consultant workstation, both of which are client service tools designed and applied in order to improve our service capabilities and the client experience we provide.
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
The intelligent underwriting system greatly optimizes the insurance experience for the insurance clients, as it reduces the amount of paperwork needed, saves the efforts of talking to a human insurance adviser about the client’s medical history, and offers much faster digitalized policy processing. In addition, the codified criteria enables the assessment of a wide variety of
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
Upon receiving a piece of client complaint, our service representative will extract and go through chat records and transaction records of the client, reach out to the client by phone, and resolve the issue. As of December 31, 2020, we had not experienced any material client complaints or claims.
Our Insurer Partners
As of December 31, 2020, we cooperated with 75 insurer partners, including 42 life and health insurance companies, and 33 property & casualty insurance companies. Some of our insurer partners also cooperate with reinsurance companies to underwrite insurance products offered on our platform. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 59.0%, 60.7% and 63.0% of our total operating revenue in 2018, 2019 and 2020, respectively.
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
Our Product Offerings
We offer two broad categories of insurance products: life and health insurance products and property & casualty insurance products, both of which contain products we designed and developed together with insurer partners. The insurance products we offer on our online platform are underwritten by our insurer partners. Our platform offered approximately 1,752 insurance products in 2020, including approximately 475 life and health insurance products, and approximately 1,277 property & casualty insurance products.
Below table sets forth the categories of insurance products we offered and
GWP
of each category in 2018, 2019 and 2020:

Type of Insurance Products	Sub-Category	GWP in 2018 (in RMB million)	GWP in 2019 (in RMB million)	GWP in 2020 (in RMB million)
Life and Health Insurance Products	Long-term health insurance products	561.7	1,423.4	2,142.9
	Short-term health insurance products	30.1	51.2	68.1
	Life insurance products and annuity insurance products	64.4	336.5	676.9
Property & casualty insurance products		284.8	203.2	132.0
Life and Health Insurance Products
The life and health insurance products listed on our platform include long-term health insurance products, short-term health insurance products, life insurance products and annuity insurance products. Our dedicated product design team with strong actuarial background design and develop tailor-made life and health insurance products to cater to client’s personal protection needs. In 2018, 2019 and 2020, we offered approximately 193, 279 and 475 life and health insurance products respectively. In 2020, the GWP we facilitated from our tailor-made life and health insurance products account for 44.0% of total GWP of our life and health insurance products we facilitated.
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
Taking advantage of our actuarial capabilities and our expertise in long-term health insurance products, we analyze clients’ potential insurance needs and design tailor-made insurance products accordingly. For a given new product idea, we build a model, conduct actuarial analysis, draw a preliminary price range, and proactively reach out to our insurer partners to discuss such product. After the cooperating insurer partner determines the final terms of the product, it files the product with the China Banking and Insurance Regulatory Commission and then launch the product on our platform. The product design and development process typically takes approximately three months. Popular long-term health insurance products we designed and developed in 2020 included Darwin No.3 (达尔文3号).

(2) Short-term Health Insurance Products
Short-term health insurance products we offer provide illness and disease insurance protections and medical benefits during a period that is usually shorter than one year from the effective date of the policy. In 2020, popular health insurance products on our platform include Children Outpatient Nuanbaobao 2020 Plus Insurance (少儿门诊暖宝保2020升级版).
(3) Life Insurance Products
We offer term life insurance products, whole life insurance products and annuity insurance products on our platform. The term life insurance products we offer provide life insurance for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined
period, generally ranging from five to 20 years. In 2020, popular term life insurance products on our online platform include Ruitai Ruihe 2020 Term Life Insurance (瑞泰瑞和2020定期寿险) underwritten by Old Mutual-Guodian Life Insurance.
The whole life insurance products we offer provide life insurance for the insured’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined
period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount of the policy is paid upon the death of the insured. In 2020, Whole life insurance products offered on our online platform include Shouhushen Whole Life Insurance (守护神终身寿险).
The annuity insurance products we offer pay annuity to the insured according to the time period as specified in the insurance policy and the amount received during the policy term. In 2020, popular annuity insurance products offered on our platform include Tian Tian Xiang Shang children annuity insurance (天天向上小儿年金险).
Property & Casualty Insurance Products
The property & casualty insurance products we distribute include travel insurance products, individual casualty insurance products and corporate liability insurance. In 2018, 2019 and 2020, we offered approximately 974, 1,073 and 1,277 property & casualty insurance products respectively.
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
We have been able to build a large client base through both our direct and indirect branding and marketing initiatives. Our marketing team primarily work on direct branding and marketing initiatives, while our business development team focus on indirect marketing channels, primarily working with existing user traffic channels and explore new ones. Our website,
www.qixin18.com
, also attracts user traffic channels to cooperate with us, and provide them with technology supports. We co-brand
the tailor-made insurance products that we designed and developed together with our insurer partners. For other insurance products, we are not in charge of their branding.
For direct marketing, in recent years, we have continued to enhance our brand and marketing capabilities in conducting product marketing, user education and brand advertising. For product marketing, we prepare accurate, refined product presentation, and promote the products through professional financial media and social media channels as part of our cooperation with our insurer partners. For user education, we publish or provide educational content, such as popularization of insurance products, basic terms of insurance policies, comparisons of insurance products, analysis of common diseases, insurance purchase strategies for different groups of people and guide to after-purchase services, through various entries of our platform. We develop such content in view of the complexity of insurance products, aiming to help clients make purchase decisions. User education strengthens our brand awareness, builds client trust and enhances conversion of user traffic. For brand advertising, we place advertisements both offline and online. We analyze the main characteristics of our target client group, based on which we select the locations of offline advertisements. We also place advertisements on widely-used search engines to reach massive viewers. Therefore, we set up voice courses through WeChat community to answer common questions from potential clients, which allows clients to interact with each other and reinforce the insurance educational contents they acquire. For direct marketing, we pay fees based on user traffic attracted to our platform.
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
As of December 31, 2020, we held one patent and 14
on-going
patent registrations in China. We had registered 409 trademarks with the Trademark Office of the State Administration for Market Regulation in China, including our company’s Chinese name “Huize (慧择)”, and two trademarks in Hong Kong. We had registered 66 computer software copyrights registered with the PRC National Copyright Administration. We had 74 registered domain names, including our main website. In addition to the foregoing protections, we generally limit access to and use of our proprietary and other confidential information through the use of internal and external controls.

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
On December 19, 2020, the NDRC and the MOFCOM promulgated Measures for Security Review of Foreign Investment, with an effective date of January 18, 2021. The Foreign Investment Security Review Mechanism (the “Security Review Mechanism”) in charge of organization, coordination and guidance of foreign investment security review is thereunder established. A working mechanism office shall be established under NDRC, and be jointly led by NDRC and MOFCOM to undertake routine work on the security review of foreign investment. According to the Security Review Mechanism, foreign investment activities that fall within the ambit of the new Measures or obtain actual control over the target enterprises covered by the new Measures shall take the initiative to make a declaration to the working mechanism office prior to making any investments. Such activities include important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields that concern national security.

Foreign Investment Industrial Policy
Investments in the PRC by foreign investors are regulated by the Catalog for the Guidance of Foreign Investment Industries, or the Catalogue. On February 11, 2002, the State Council promulgated the Provisions for Guiding the Foreign Investments Direction. Pursuant to the Provisions for Guiding the Foreign Investments Direction, foreign investment projects are categorized as encouraged, permitted, restricted and prohibited. Foreign Investment Projects that are categorized as encouraged, restricted, and prohibited are listed under the Catalogue, the Foreign Investment Projects that are not categorized as encouraged, restricted, or prohibited are permitted Foreign Investment Projects. Permitted Foreign Investment Projects are not listed under the Industry Catalog for Guiding Foreign Investment.
On June 23, 2020, the NDRC and the MOFCOM jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), or the 2020 Negative List, which took effective on July 23, 2020. According to the 2020 Negative List, internet information services falls within the scope of value-added telecommunications services (except for
e-commerce,
domestic multi-party communication, storage and forwarding classes and call centers), which are under the “restricted” category.
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
Informatization
The CBIRC released the Measures for the Regulation of Informatization of Insurance Intermediaries on January 5, 2021, which came into effect on February 1, 2021, to regulate informatization work by strengthening the regulation of insurance intermediaries, improving operating and management level of insurance intermediaries, and promoting the high-quality development of the insurance intermediary industry.
Insurance intermediary institutions shall, in accordance with regulatory requirements, report regulatory matters and submit regulatory data to the CBIRC and its local counterparts in a timely manner through the relevant information system of insurance intermediary supervision. In addition, Insurance intermediaries shall, including without limitation, (i) reasonably determine the security level of information systems in accordance with the relevant national cyber security level protection regulations, perform protections in accordance with the national cyber security level protection related standards, and obtain the corresponding national cyber security level protection certification; (ii) take protective measures for important data to ensure the safety of data in the process of collection, storage, transmission, use, provision, backup, restoration, and destruction, use data legally while strictly preventing data leakage, tampering and damage, and ensure data integrity, confidentiality and availability; (iii) follow the principles of lawfulness, fairness and necessity, comply with relevant national laws and administrative regulations, and comply with national standards related to personal information security when collecting, processing and applying data containing personal information; and (iv) carry out informatization training, information security training and confidentiality education regularly, sign information security and confidentiality agreements with employees, and urge employees to perform information security and confidentiality duties corresponding to their jobs.
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
In November 2020, the Circular on Matters concerning the Use of the Illness Definitions for Critical Illness Insurance and the Definition of Illness under Critical Illness Insurance was promulgated, reclassifying the definition of illness under critical illness insurance and expanding the scope of certain diseases.
On January 19, 2021, the CBIRC issued the Circular regarding Life Insurance Supervision Department of the CBIRC’s Issuance of the Negative List of Personal Insurance Products (2021 Edition), in which the CBIRC set forth criteria that personal insurance products provided by life insurance companies.
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
In 2019, the CBIRC has deployed and carried out the practice registration and audit work for the practitioners of insurance professional intermediaries. In order to improve the management of employees of insurance professional intermediaries. On May 15, 2020, the CBIRC enacted Notice of the General Office of the CBIRC on Strengthening the Management of Employees of Insurance Professional Intermediaries, which requires the insurance professional intermediaries to meet the following conditions: (i) fully assuming the responsibility of the management; (ii) strengthening the overall management of employees; (iii) strictly controlling the recruitment, training and integrity management of employees; and (iv) establishing a grading system of sales ability of employees. The CBIRC shall also strictly supervise the management of employees of insurance professional intermediaries and make insurance professional intermediaries accountable.
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

Online Insurance Business
In December 2020, Regulatory Measures for Online Insurance Business, or the Measures, was promulgated by the CBIRC, which sets the standards of services, business, operations and sale of online insurance.
Pursuant to the Measures, insurance institutions that conduct internet insurance services shall, among other requirements: (i) locate the online insurance service access in the People’s Republic of China; (ii) set up the information management system and core business system to support the operation of online insurance business; (iii) establish solid network security monitoring, notification, emergency disposal, and network security protection methods; (iv) file the network security classification; (v) have IT systems equipped with insurance sales or insurance application functions that are certified as Safety Level III Computer Information Systems; (vi) establish legal and compliant marketing model and service system; (vi) establish online insurance business management department with corresponding professional staffs; (vii) using professional insurance intermediaries that are national institutions. The Measures requires online insurance transactions to be conducted through online surfaces operated by insurance institutions only. An insurance institution that conducts online insurance business shall (i) build an official website, specifying specific information in a prominent position on its self-operated online platform for online insurance business operation, creating pages for transactions and displaying the details of internet insurance products according to the Measures and other relevant rules; (ii) sell internet insurance products or provide insurance brokerage and insurance loss adjustment services via its own self-operated online platform or via self-operated online platforms of other insurance institutions, and the insurance application page shall belong to its self-operated online platform. In addition, no insurance institution may, in internet insurance sales or brokerage activities, pay commission or labor remuneration directly or in a disguised way to any person who has not yet carried out practice registration with the institution.
Specifically,
non-insurance
institutions are allowed to conduct online insurance business, including but not limited to: (i) providing insurance product consulting services; (ii) comparing insurance products, (iii) conducting trial calculation of premium or quotation comparison; (iv) designing insurance application plans for policyholders; (v) going through insurance application procedures; and (v) collecting premiums.
Traceability Management of Internet Insurance Sales Behavior
In order to standardize and strengthen the traceability management of Internet insurance sales, protect consumers’ basic rights and promote healthy development of online insurance business, the CBIRC promulgated the Notice of the CBIRC on Regulating the Traceability Management of Internet Insurance Sales on June 22, 2020, which came into effect on October 1, 2020.
According to the Notice of the CBIRC on Regulating the Traceability Management of Internet Insurance Sales, insurance institutions are only allowed to sell commercial insurance products on their own online platform, and they shall implement retrospective management of Internet insurance sales. Insurance institutions shall record and keep operation track of each applicant and insured on the sales page. The operation track shall include the time whenever an applicant or insured click on, enter, fill in, or leave the sales page as well as any other relevant contents. Insurance institutions that are still unqualified after such Notice comes into force shall immediately suspend the relevant online insurance sales business.
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
Pursuant to the Notice of CBIRC on Regulating the Traceability Management of Internet Insurance Sales, when insurance institutions carry out Internet insurance sales activities that can be traced back, they shall collect and use consumer information following the principle of legality, and shall not collect unrelated information. In addition, pursuant to the Notice, insurance institutions conduct online insurance business along with self-operated online platforms shall establish refined cybersecurity monitoring, information notification, emergency disposal working mechanisms as well as other protective means such as refined perimeter protection, intrusion detection, data protection and disaster recovery. The data and information for underwriting used by insurance institutions shall be legally sourced and used.
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
Pursuant to the Measures for the Administration of Foreign Debt Registration, together with the Guidelines on the Administration of Foreign Debt Registration, both issued by SAFE on April 28, 2013 and amended on May 4, 2015, April 26, 2016 and June 9, 2016, the Notice on Matters concerning the Macro Prudential Administration of Full-Covered Cross Border Financing issued by the PBOC on January 12, 2017, the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing promulgated by the PBOC and the SAFE on March 12, 2020, and the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting Macro-prudential Regulation Parameter for Cross-border Financing of Enterprises promulgated by the PBOC and the SAFE on January 7, 2021, the total amount of accumulated foreign debt borrowed by an enterprise is subject to an upper limit of the difference between its registered capital and its total investment amount, or two times, or the then applicable statutory multiple, of the amount of its audited net assets, at its election, and the foreign-invested enterprise is required to file with SAFE after entering into relevant foreign debt contract and within at least three business days before drawing any money from the foreign debts.
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
Copyright
Pursuant to the Copyright Law of the PRC recently amended on November 11, 2020 and will take effect on June 1, 2021, Chinese citizens, legal person or any other organization shall be entitled to copyright of its work by this law whether or not such work is published or not. Copyright covers the following forms of creative works: literature, art, natural science, engineering technology works, writing, narration, music, drama, opera, dance and acrobatic works, fine art and architectural works, photography, audio-visual works, drawings of engineering designs and product designs, maps, illustrations, other graphic works and model works; computer software and other intellectual creations that meet the characteristics of works. Perpetrator infringing on copyright or copyright related rights shall be held liable for actual damages to obligee, and may be fined, and the illegal gains, pirate copies and properties used for illegal activities may be confiscated.
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
Patents
Pursuant to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC, recently amended on October 17, 2020 and will take effect on June 1, 2021 and the Implementation Rules for the Patent Law of the PRC promulgated by the State Council, patents are categorized into invention, utility model and appearance design. The patent right period for invention is 20 years from the date of application, the patent right period for utility model is ten years from the date of application and the patent right period for appearance design is fifteen years from the date of application. The Patent Law and its Implementation Rules stipulate that a patentee’s patent right entitlement is protected by law.

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
Pursuant to the Labor Contract Law of the PRC effective on January 1, 2008 and amended on December 28, 2012 by the SCNPC, or the Labor Contract Law, enterprise or organization which will establish or has established employment relationship with workers should make it official with written employment contract. No enterprise or institution may force workers to work overtime, and employer should pay over-time fee to workers in line with applicable national provisions.
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
Agreement that Allows us to Receive Economic Benefits from the VIE
Exclusive Business Cooperation Agreement
. On June 6, 2019, our WFOE, our VIE and its shareholders entered into an exclusive business cooperation agreement. Pursuant to the exclusive business cooperation agreement, our WFOE has the exclusive right to provide the VIE with comprehensive technology and business support as well as the relevant consultations services required by the business of the VIE, or to appoint a third party to provide the VIE with such services. The VIE agrees to pay our WFOE a quarterly service fee, which is at our WFOE’s discretion. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement to the extent permitted by applicable PRC law. During the term of the agreements, the VIE shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior written consent of our WFOE. The exclusive business cooperation agreements will remain effective unless our WFOE exercises its exclusive option and is registered as the sole shareholder of the VIE or otherwise terminates the agreement.
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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company-specific factors, including the following major factors:
Offering of a Distinguishable and Popular Insurance Product Mix
We primarily generate revenues from earning brokerage income by distributing insurance products underwritten by our insurer partners. We currently distribute two major categories of insurance products on our platform: (i) life and health insurance products, including long-term health insurance products, short-term health insurance products, annuity insurance products and other life insurance products; (ii) property & casualty insurance products, including travel insurance products, individual casualty insurance products and corporate insurance products. Between the two categories, life and health insurance products accounted for 69.7%, 89.9% and 95.6% of the GWP we facilitated in 2018, 2019 and 2020, respectively.
The insurance brokerage commission fees we charge are typically based on a percentage of the premiums paid by our insurance clients. Most life and health insurance policies we sell require periodic payment of premiums, typically annually, during a pre-determined
payment period, generally ranging from three to 30 years. For such insurance policies we sell, insurer partners pay us a first-year commission based on a percentage of the first year premiums, and subsequent commissions based on a smaller percentage of the renewal premiums paid by the insurance clients in the subsequent one to four years. Therefore, life and health insurance products bring us a steady flow of brokerage income during the payment period of the first two to five years as long as the insurance clients meet their payment commitments. Moreover, the commission fee rates our insurer partners pay us for the life and health insurance products are generally higher than those of property & casualty insurance products.
We believe that with the rising insurance awareness in China, insurance clients favor customized insurance products that cater to their personalized protection needs. We stay abreast of market trends and have deep insights in unmet needs of insurance clients. To address such needs, we cooperate with our insurer partners to design and develop tailor-made insurance products, which contribute significantly to the GWP we facilitate, and further, to our revenues from commission fees. In 2020, approximately 42.7% of the GWP facilitated through our platform were contributed by tailor-made insurance products that we developed together with our insurer partners.
Expansion of Our Insurance Client Base
Although we generate our revenues primarily from fees that we charge our insurer partners, their demand for our brokerage services largely depends on our ability to help them reach and sell insurance products to insurance clients. Therefore, the size and composition of our insurance client base on our platform significantly affect our revenues and results of operations. We need to maintain a large and loyal client base with an emphasis on younger generation who could bring us stable, long-term revenues. We maintain various client acquisition channels. To acquire direct client traffic, we conduct product marketing, user education and brand advertising. We also invest in our insurance consulting capabilities to improve client conversion rate. In addition, we partner with a large number of user traffic channels who have considerable influence over their users’ insurance purchase decisions and we pay them service fees for directing client traffic to our platform. We need to continuously raise our brand awareness through both our own marketing team and our user traffic channels. We have incurred significant expenses and devoted considerable resources to marketing activities and client acquisition as we have grown our business, and we expect to continue to incur such expenses as we grow. To improve profitability, we need to further enhance our client acquisition efficiency, particularly in accurate advertising and selecting and engaging effective distribution channels leveraging our big data analytics capabilities, in order to expand our client base in a cost-effective
manner.

Operating Efficiency of Our Platform
We have incurred significant costs and expenses in building our platform, growing our client base and developing capabilities in data analytics and technology. Our business model is highly scalable and our platform is built to support our continued growth. While we expect our operating costs and expenses to increase in absolute terms as our business expands, we also expect them to decrease as a proportion of our revenues as we improve the operating efficiency of our platform and achieve more economies of scale. We have expended significant costs and expenses in attracting and acquiring traffic to our platform, and converting such traffic into our insurance clients. We pay service fees to our user traffic channels, which is the largest component of our operating costs and expenses. We plan to carefully select influential user traffic channels and further optimize our client acquisition channels to reduce such operating costs as a percentage of our total revenues. For our own client acquisition efforts, we incur personnel costs, including base salaries and performance bonuses. In order to maintain and improve the operating efficiency of our platform, we should expand our client base efficiently without disproportionately adding our personnel costs. Furthermore, we have invested in accumulating and processing multi-dimensional client data and transaction data, and we plan to conduct in-depth
analytics and analysis of client needs that will contribute to our client acquisition and conversion, product design and risk management capabilities, which in turn improves our overall operating margin.
Relationship with Our Insurer Partners
As of December 31, 2020, we had established business cooperation with a cumulative of 104 insurer partners, among which 75 insurer partners still had effective contracts with us, including 42 life and health insurance companies and 33 property & casualty insurance companies. We cooperate with our insurer partners to offer their standard insurance products or to design and develop tailor-made insurance products. We need to keep the growth of our business, brand influence and risk management capabilities so as to strengthen the cooperation with our existing insurer partners while attracting more insurance companies to build cooperative relationships with us. Our growth will also allow us to hold stronger bargaining power and be able to negotiate favorable terms in our business cooperation with insurer partners. We plan to diversify and expand the number of insurer partners we work with to manage any potential concentration risk. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 59.0%, 60.7% and 63.0% of our total operating revenue in 2018, 2019 and 2020, respectively. We plan to adjust the structure of insurer partners we work with to an extent that is suitable for our long-term growth, while exposes us to limited concentration risk.
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

Impact	of COVID-19 on Our Operations and Financial Performance
The majority of our revenues are derived from brokerage income from commission fees generated from facilitating sales of insurance products underwritten by our insurer partners through our platform. Our results of operations and financial condition in 2020 were affected by the
COVID-19
pandemic, and may continue to be affected by the
COVID-19
pandemic in 2021 and potentially beyond.
COVID-19
has impact on China’s insurance industry in general and the distribution of insurance products of our company. The extent to which
COVID-19
impacts our results of operations in the future will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the Chinese and global economy in general. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry— Our business, financial condition and results of operations may be adversely affected by the
COVID-19
pandemic.”
The pandemic may adversely affect our insurer partners’ ability to provide insurance products at competitive prices, and our insurance clients’ disposable income to purchase insurance products, and may in turn affect our results of operations and financial conditions. We may also delay acting on new business initiatives due to the negative impact the pandemic has on the macroeconomic conditions and the insurance industry in China. Any of the above could in turn negatively affect our results of operation. We will pay close attention to the development of the
COVID-19
pandemic, perform further assessment of its impact and take relevant measures to minimize the impact.

As of December 31, 2020, we had RMB404.6 million (US$62.0 million) and RMB324.3 million (US$49.7 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash. Our restricted cash primarily consists of unremitted net insurance premiums, pledged deposits for the loan of two of our subsidiaries, and guarantee deposit.
We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—We face risks related to health epidemics and other outbreaks, as well as natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.”

Key	Operating Metrics
We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The principal operating metrics we consider are set forth in the table below:

	2018	2019	2020
Cumulative number of insurance clients (million)	5.3	6.3	6.8
Cumulative number of insured (million)	41.8	53.2	57.6
GWP facilitated (million RMB)	941.0	2,014.3	3,019.9
First year premiums (million RMB)	749.8	1,465.4	1,567.9
Renewal premiums (million RMB)	191.2	548.9	1,452.0

Key	Components of Our Results of Operations
Revenues
Our revenues are derived from providing insurance brokerage services to our insurer partners, and are comprised of brokerage income and other income. The following table sets forth the components of our revenues by amounts and percentages of our total operating revenue for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenue:
Brokerage income	503,547	99.0	982,124	98.9	1,215,434	186,273	99.6
Life and health insurance business	371,011	72.9	902,596	90.9	1,166,118	178,715	95.6
Property & casualty insurance business	132,536	26.1	79,528	8.0	49,316	7,558	4.0
Other income	5,281	1.0	11,195	1.1	4,788	734	0.4

Total operating revenue	508,828	100.0	993,319	100.0	1,220,222	187,007	100.0

Brokerage income
. We derive brokerage income from commission fees generated from facilitating sales of insurance products underwritten by our insurer partners through our platform. We facilitate sales of two major types of insurance products on our platform: (i) life and health insurance products, including long-term health insurance products, short-term health insurance products, annuity insurance products and other life insurance products; (ii) property & casualty insurance products, including travel insurance products, individual casualty insurance products and corporate insurance products.
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

Commission fees earned from life and health insurance products have been our primary source of revenues in recent years. Commission fees earned from life and health insurance products accounted for 73.7%, 91.9% and 95.9% of our total brokerage income in 2018, 2019 and 2020, respectively. As we plan to enhance our focus on life and health insurance products, particularly long-term health insurance products and further improve our product design capabilities, we expect life and health insurance products to continue to be a major contributor to our revenues.
Other income
. Other income primarily consists of service fees for consulting services. We provide consulting services before selling insurance products to the insured.
Operating Costs and Expenses
Operating costs and expenses consist primarily of cost of revenue, selling expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total operating cost and expenses for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Cost of revenue	(316,397)	(65.4)	(629,531)	(63.5)	(813,507)	(124,675)	(65.3)
Other cost	(1,905)	(0.4)	(1,837)	(0.2)	(2,846)	(437)	(0.2)

Total operating costs	(318,302)	(65.8)	(631,368)	(63.7)	(816,353)	(125,112)	(65.5)
Selling expenses	(94,613)	(19.5)	(164,665)	(16.6)	(230,438)	(35,316)	(18.5)
General and administrative expenses	(46,177)	(9.5)	(161,816)	(16.3)	(150,207)	(23,020)	(12.1)
Research and development expenses	(24,944)	(5.2)	(33,831)	(3.4)	(49,135)	(7,530)	(3.9)

Total operating costs and expenses	(484,036)	(100.0)	(991,680)	(100.0)	(1,246,133)	(190,978)	(100.0)

Cost of revenue.
Cost of revenue primarily consists of (i) channel cost, which is service fees paid to our user traffic channels, including social media influencers and financial institutions under our indirect marketing, and (ii) personnel costs related to our insurance consultants, including base salaries and performance bonuses under our direct marketing. We expect our cost of revenue to increase in absolute terms as our scale of business grows. However, as we expect to attract a larger portion of our client base with our brand influence, we plan to carefully select user traffic channels we work with to achieve better client acquisition results, and we will further improve client acquisition efficiency of each insurance consultant through enhanced training programs and increased application of big data technologies. We expect our cost of revenue as a percentage of our total revenue will decrease.
Other cost.
Our other cost primarily consists of
non-labor
cost for our business, such as office leasing cost. We expect our other cost to be stable in the foreseeable future as we plan to control our non-labor
cost.
Selling expenses
. Our selling expenses primarily consist of (i) salaries and employment benefits for sales related personnel, including sales and marketing team, product management team and client service team for both indirect and direct marketing, (ii) advertising and marketing expenses, and (iii) rental and utilities expenses, office expenses and traveling expenses incurred in connection with sales activities. We expect our selling expenses to increase in absolute amounts in the foreseeable future as we seek to enhance our insurance service capabilities and increase our brand awareness, and decrease as a percentage of our total operating costs and expenses due to improved economies of scale.
General and administrative expenses
. Our general and administrative expenses primarily consist of (i) payroll and related expenses for employees involved in general corporate functions and costs associated with the use of facilities and equipment by these functions, and (ii) professional service expenses in relation to our initial public offering, surcharge from value-added tax, office expenses, rental and utilities expenses and share-based compensation expenses. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as costs associated with being a public company.

Research and development expenses
. Our research and development expenses primarily consist of payroll and related expenses of research and development personnel. We expect our research and development expenses to increase in absolute amounts in the foreseeable future, as we plan to continue to recruit and retain qualified research and development personnel to further improve our operational efficiency and to enhance our technology infrastructure in order to support the growth of our business. Specifically, we intend to continue to invest in our system supporting intelligent underwriting, policy management and claim settlement services and our IT system, and the expenses incurred therefrom will be recorded as research and development expenses.

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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
		(in thousands, except for percentages, share and per share data)
Operating revenue:
Brokerage income	503,547	99.0	982,124	98.9	1,215,434	186,273	99.6
Other income	5,281	1.0	11,195	1.1	4,788	734	0.4

Total operating revenue	508,828	100.0	993,319	100.0	1,220,222	187,007	100.0

Operating costs and expenses:
Cost of revenue (1)	(316,397)	(62.2)	(629,531)	(63.3)	(813,507)	(124,675)	(66.7)
Other cost	(1,905)	(0.4)	(1,837)	(0.2)	(2,846)	(437)	(0.2)

Total operating costs	(318,302)	(62.6)	(631,368)	(63.5)	(816,353)	(125,112)	(66.9)
Selling expenses (1)	(94,613)	(18.6)	(164,665)	(16.6)	(230,438)	(35,316)	(18.9)
General and administrative expenses (1)	(46,177)	(9.0)	(161,816)	(16.3)	(150,207)	(23,020)	(12.3)
Research and development expenses (1)	(24,944)	(4.9)	(33,831)	(3.4)	(49,135)	(7,530)	(4.0)

Total operating costs and expenses	(484,036)	(95.1)	(991,680)	(99.8)	(1,246,133)	(190,978)	(102.1)

Operating (loss)/profit	24,792	4.9	1,639	0.2	(25,911)	(3,971)	(2.1)

Other income/(expenses):
Interest income/(expenses)	(27,111)	(5.3)	(190)	(0.0)	(1,157)	(177)	(0.1)
Unrealized exchange income/(loss)	(354)	(0.1)	362	0.0	(9)	(1)	(0.0)
Investment income			718	0.1	137	21	0.0
Others, net	4,569	0.9	12,676	1.2	10,177	1,559	0.8

(Loss)/profit before income tax, and share of income of equity method investee	1,896	0.4	15,205	1.5	(16,763)	(2,569)	(1.4)
Income tax expense	(278)	(0.1)	(57)	(0.0)	(1,768)	(271)	(0.1)
Share of income/(loss) of equity method investee	1,310	0.3	(180)	(0.0)	239	37	0.0

Net (loss)/profit	2,928	0.6	14,968	1.5	(18,292)	(2,803)	(1.5)

Note:
(1)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
		(in thousands)
Cost of revenue	9	43	410	63
Selling expenses	110	6,514	10,642	1,631
General and administrative expenses	726	87,980	40,820	6,256
Research and development expenses	122	421	381	58

Total	967	94,958	52,253	8,008

Year ended December 31, 2020 compared to year ended December 31, 2019
Operating Revenue
Our total operating revenue increased by 22.8% from RMB993.3 million in 2019 to RMB1,220.2 million (US$187.0 million) in 2020. This increase was driven by the growth in our brokerage income from RMB982.1 million in 2019 to RMB1,215.4 million (US$186.3 million) in 2020.
The increase of brokerage income was primarily due to the 49.9% increase in total GWP facilitated through our platform from RMB2,014.3 million in 2019 to RMB3,019.9 million in 2020, as well as an increase in the commission rate we charged for long-term health insurance and term life insurance products in 2020.
Operating cost and expenses
Our total operating cost and expenses increased by 25.7% from RMB991.7 million in 2019 to RMB1,246.1 million (US$191.0 million) in 2020. This increase was primarily due to the increase in our cost of revenue resulting from our continued strategy of expanding client base and boosting insurance product sales in 2020.
Cost of revenue.
Our cost of revenue increased by 29.2% from RMB629.5 million in 2019 to RMB813.5 million (US$124.7 million) in 2020, primarily attributable to the increase in channel cost paid to our user traffic channels for our indirect marketing. The increases resulted from the growth of our business scale, as we obtained more user traffic through our user traffic channels as a result of our indirect client acquisition efforts.
Other cost.
Our other cost increased by 55.6% from RMB1.8 million in 2019 to RMB2.8 million (US$0.4 million) in 2020.
Selling expenses
. Our selling expenses increased by 39.9% from RMB164.7 million in 2019 to RMB230.4 million (US$35.3 million) in 2020, accounting for 16.6% and 18.9% of the total operating revenue of the respective period, primarily attributable to the increase in advertising and marketing expenses to improve our brand awareness, and the growth of our business scale.
General and administrative expenses
. Our general and administrative expenses decreased by 7.2% from RMB161.8 million in 2019 to RMB150.2 million (US$23.0 million) in 2020, accounting for 16.3% and 12.3% of the total operating revenue of the respective year, primarily attributable to the decrease in share-based compensation expense from RMB88.0 million in 2019 to RMB40.8 million (US$6.3 million) in 2020. The decrease was partially offset by the increase in salaries and employment benefits from RMB35.5 million in 2019 to RMB51.5 million (US$7.9 million) in 2020, which was due to an increase in the number of our employees.
Research and development expenses
. Our research and development expenses increased by 45.3% from RMB33.8 million in 2019 to
RMB49.1 million (US$7.5 million) in 2020, accounting for 3.4% and 4.0% of the total operating revenue of the respective period, primarily attributable to the increase in the number of research and development personnel in 2020.
Operating profit/ (loss)
As a result of the foregoing, we recorded operating loss of RMB25.9 million (US$4.0 million) in 2020, compared to an operating profit of RMB1.6 million in 2019.
Other income/ (expenses)
Others, net
. We recorded others, net of RMB10.2 million (US$1.6 million) in 2020, compared to RMB12.7 million in 2019. This decrease was primarily due to a rent exemption for our office space in Hefei confirmed by the local government which was available for the rental period in 2019.
Net profit
As a result of the foregoing, we recorded net loss of RMB18.3 million (US$2.8 million) in 2020, compared to a net profit of RMB15.0 million in 2019.

Year ended December 31, 2019 compared to year ended December 31, 2018
Operating Revenue
Our total operating revenue increased by 95.2% from RMB508.8 million in 2018 to RMB993.3 million in 2019. This increase was driven by the significant growth in our brokerage income from RMB503.5 million in 2018 to RMB982.1 million in 2019.
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
Operating cost and expenses
Our total operating cost and expenses increased by 104.9% from RMB484.0 million in 2018 to RMB991.7 million in 2019. This increase was primarily due to the increase in our cost of revenue resulting from our continued strategy of expanding client base and boosting insurance product sales in 2019.
Cost of revenue.
Our cost of revenue increased substantially by 99.0% from RMB316.4 million in 2018 to RMB629.5 million in 2019, primarily attributable to the increase in channel cost paid to our user traffic channels for our indirect marketing and to a lesser extent, the increase in personnel cost related to our insurance consultants for our direct marketing. Both of the increases resulted from the growth of our business scale, as we obtained more user traffic through our user traffic channels as a result of our indirect client acquisition efforts and served more insurance clients as a result of our direct client acquisition efforts.
Other cost.
Our other cost decreased by 5.3% from RMB1.9 million in 2018 to RMB1.8 million in 2019.
Selling expenses
. Our selling expenses increased by 74.1% from RMB94.6 million in 2018 to RMB164.7 million in 2019, accounting for 18.6% and 16.6% of the total operating revenue of the respective period, primarily attributable to the growth of our business scale.
General and administrative expenses
. Our general and administrative expenses substantially increased by 250.2% from RMB46.2 million in 2018 to RMB161.8 million in 2019, accounting for 9.1% and 16.3% of the total operating revenue of the respective period, primarily attributable to the increase in share-based compensation expense from RMB0.7 million in 2018 to RMB88.0 million in 2019.
Research and development expenses
. Our research and development expenses increased by 35.7% from RMB24.9 million in 2018 to
RMB33.8 million in 2019, accounting for 4.9% and 3.4% of the total operating revenue of the respective period, primarily attributable to the increase in the number of research and development personnel in 2019.
Operating profit/ (loss)
As a result of the foregoing, we recorded operating profit of RMB1.6 million in 2019, compared to RMB24.8 million in 2018.
Other income/ (expenses)
Others, net
. We recorded others, net of RMB12.7 million in 2019, compared to RMB4.6 million in 2018. This increase was primarily due to a rent exemption for our office space in Hefei confirmed by the local government in June 2019.
Net profit
As a result of the foregoing, our net profit increased from RMB2.9 million in 2018 to RMB15.0 million in 2019.

Taxation
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.
Hong Kong
Our subsidiary incorporated in Hong Kong, Hong Kong Smart Choice Ventures Limited, is subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. We did not incur such tax expense in 2018, 2019 or 2020.
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
Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.”
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
Reorganization
Our company was incorporated on December 24, 2014 under the laws of the Cayman Islands. Our company commenced a reorganization (“Reorganization”) in preparation for our initial public offering by issuing 184,200,000 common shares and 98,900,000 redeemable preferred shares to the three then existing shareholders in 2014 and 2015 after our company was established. In June 2015, our WFOE was established as an indirect wholly foreign owned entity of our company in the PRC.
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
In February 2020, we completed our initial public offering in Nasdaq Global Market. The initial public offering of an aggregate of 5,250,000 American depository shares, or ADSs, each presenting 20 class A common shares of our company, was priced at US$10.50 per ADS. On March 10, 2020, the underwriters have exercised part of their option to purchase additional ADSs to purchase an additional 72,453 ADSs of our company at the initial public offering price of US$10.50 per ADS. After giving effect to the exercise of the option to purchase additional ADSs, we had issued and sold a total of 5,322,453 ADSs in the IPO, for total gross proceeds of approximately US$55.9 million.
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
Under Topic 606, our right to consideration in exchange for goods or services that we have transferred to a customer is recognized as a contract asset.
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

Marketing campaign expenses consist primarily of advertising and marketing promotion expenses. Advertising and marketing expenses, amounting to approximately RMB21.6 million, RMB47.9 million and RMB71.5 million (US$11.0 million) for the years ended December 31, 2018, 2019 and 2020, respectively, are charged to the consolidated statements of comprehensive (loss)/income as incurred. Beside marketing campaign expenses, selling expenses consist of salaries and employment benefits for employees who work in brokerage service line, office rental, telecommunications and office supply expenses incurred in connection with sales activities.
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
Share-based Compensation
Employee Share-based Compensation
All forms of share-based payments to employees, including employee stock options, employee stock purchase plans, restricted shares and share awards, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statements of comprehensive income/(loss) in accordance with ASC 718, “Stock Compensation.” In accordance with the guidance, we determine whether a share option should be classified and accounted for as a liability award or an equity award. Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award. The fair value of a liability-classified award will be re-measured
to an updated fair value at each reporting period until the award is settled. The compensation cost is recognized over the requisite service period, which is usually the vesting period. If an award requires satisfaction of one or more performance or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, and no compensation cost is recognized if the requisite service is not rendered. For liability-classified award, we will true up compensation cost each reporting period for changes in fair value pro-rated
for the portion of the requisite service period rendered.
For restricted shares granted with service conditions and performance conditions and graded vesting features, share-based compensation expenses are recorded net of estimated forfeitures using graded vesting method during the requisite service period, such that expenses are recorded only for those share-based awards that are expected to ultimately vest. For share options granted with service condition and the occurrence of an IPO as performance condition, share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the requisite service period. Cumulative share-based compensation expenses for the options that have satisfied the service condition, amounting to RMB16.4 million, were recorded upon the completion of the IPO in 2020.
Share-based compensation expenses of RMB967 thousand, RMB95.0 million and RMB52.3 million for 2018, 2019 and 2020, respectively, were included in cost of revenue, selling expenses, general and administrative expenses and research and development expenses.
The fair value of each option granted under the option plan was estimated on the date of grant using the binomial option pricing model using the following assumptions: (i) the risk-free interest rate is estimated based on the yield curve of US Treasury BVAL Curve from Bloomberg as of the option valuation date; (ii) the expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options; (iii) we do not anticipate any dividend payments in the foreseeable future; (iv) the expected term is the contract life of the options.
Recently issued accounting pronouncements
For a summary of recently issued accounting pronouncements, see Note 2(gg) to the consolidated financial statements of our company pursuant to Item 17 of Part III of this annual report.

B. Liquidity and Capital Resources
The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
		(in thousands)
Net cash (used in)/provided by operating activities	66,853	118,024	137,666	21,098
Net cash provided by/(used in) investing activities	(3,554)	(6,927)	(31,078)	(4,763)
Net cash provided by/(used in) financing activities	48,572	(14,079)	383,053	58,706
Effect of exchange rate changes on cash and cash equivalents	120	38	(10,020)	(1,536)
Net (decrease)/increase in cash and cash equivalents and restricted cash	111,991	97,056	479,621	73,505
Cash and cash equivalents and restricted cash at beginning of the year	40,280	152,271	249,327	38,211

Cash and cash equivalents and restricted cash at end of the year	152,271	249,327	728,948	111,716

To date, we have financed our operating and investing activities through cash generated from our operations and from historical financing activities. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months.
Cash and cash equivalents
. Our cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash. As of December 31, 2019 and 2020, respectively, our cash and cash equivalents were RMB88.1 million and RMB404.6 million (US$62.0 million).
Restricted cash
. Our restricted cash was RMB161.2 million and RMB324.3 million (US$49.7 million) as of December 31, 2019 and 2020, respectively. Our restricted cash consists of (i) unremitted net insurance premiums, (ii) pledged deposit and (iii) guarantee deposit. In our capacity as an insurance broker, we collect premiums from our insurance clients and remit the premiums to the insurer partner who underwrites the respective insurance product. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by us, and we report the amount of such unremitted net insurance premiums as restricted cash. Unremitted net insurance premiums was RMB136.7 million and RMB193.5 million (US$29.7 million) as of December 31, 2019 and 2020, respectively. During the year ended December 31, 2020, Hong Kong Smart Choice Ventures Limited, one of our subsidiary, provided security for the loan of Huize Insurance Brokage Co. Ltd. and Shenzhen Huize Shidai Co., Ltd., two subsidiaries of us, by pledged deposits. The amount of pledged deposits as of December 31, 2020 was RMB106.4 million (US$16.3 million), and there were no such pledged deposits as of December 31, 2019. We pay guarantee deposit required by China Banking and Insurance Regulatory Commission in order to protect insurance premium appropriation by insurance broker. The amount of guarantee deposit was RMB24.5 million and RMB24.5 million (US$3.8 million) as of December 31, 2019 and 2020.
Account receivable, net of allowance for doubtful accounts
. Our account receivable, net of allowance for doubtful accounts was RMB180.4 million and RMB232.6 million (US$35.6 million) as of December 31, 2019 and 2020, respectively. Account receivable, net of allowance for doubtful accounts primarily consists of commission fee receivable. The increase was due to the growth of our business scale.
Insurance premium receivable
. Our insurance premium receivables decreased from RMB2.3 million as of December 31, 2019 to RMB2.0 million (US$0.3 million) as of December 31, 2020, primarily due to the termination of cooperation with our user traffic channels in collecting insurance premium on our behalf, and the shortened insurance premium collection period we adopted in 2020.
Account payable
. Our account payable primarily consists of service fees to be paid to our user traffic channels. Our accounts payable were RMB124.4 million and RMB 227.5 million (US$34.9 million) as of December 31, 2019 and 2020, respectively. The increase was primarily due to an increase of service fees to be paid to our user traffic channels.
Insurance premium payables
. Our insurance premium payables was RMB125.6 million and RMB187.2 million (US$28.7 million) as of December 31, 2019 and 2020, respectively. Our insurance premium payables primarily consists of insurance premiums collected on behalf of our insurer partners but not yet remitted as of the balance sheet dates.
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

As of December 31, 2020, 59.1% of our cash and cash equivalents and restricted cash were held in China, and 59.0% were held by our VIE and denominated in Renminbi. Although we consolidate the results of our VIE and its subsidiaries, we only have access to the assets or earnings of our VIE and its subsidiaries through our contractual arrangements with our VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”
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
Operating Activities
Net cash provided by operating activities in 2020 was RMB137.7 million (US$21.1 million), as compared to a net loss of RMB18.3 million (US$2.8 million) in the same period. The difference was primarily due to an increase in accounts payable of RMB103.1 million (US$15.8 million), an increase in insurance premium payables of RMB61.6 million (US$9.4 million), share-based compensation expense of RMB35.9 million (US$5.5 million) and an increase in payroll and welfare payable of RMB24.1 million (US$3.7 million), partially offset by an increase in account receivables of RMB52.8 million (US$8.1 million) and an increase in prepaid expense and other receivables of RMB30.8 million (US$4.7 mllion). The incurrence of share-based compensation expense was due to the issuance of restricted shares in 2019 to Bodyguard Holding Limited, our ESOP platform.
Net cash provided by operating activities in 2019 was RMB118.0 million, as compared to a net profit of RMB15.0 million in the same period. The difference was primarily due to the share-based compensation expense of RMB95.0 million, an increase in accounts payable of RMB52.2 million, an increase in payroll and welfare payable of RMB12.1 million, an increase in insurance premium payables of RMB11.1 million and a decrease in amounts due from related parties of RMB10.3 million, partially offset by an increase in account receivables of RMB74.5 million, an increase in other assets of RMB10.3 million and an increase in prepaid expense and other receivables of RMB6.9 million. The incurrence of share-based compensation expense was primarily due to the issuance of restricted shares to Huidz Holding Limited, the holding company of Mr. Cunjun Ma, and Bodyguard Holding Limited, our ESOP platform. The decrease in amounts due from related parties was primarily due to the full repayment of personal cash advances from Mr. Cunjun Ma, and the completion of capital contribution from Shenzhen Huidecheng Investment Development, L.P. to our VIE.

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
Investing Activities
Net cash used in investing activities in 2020 was RMB31.1 million (US$4.8 million), primarily due to purchase of long-term investment of RMB22.5 million (US$3.4 million) and purchase of property, equipment and intangible assets of RMB8.2 million (US$1.3 million) in 2020.
Net cash used in investing activities in 2019 was RMB6.9 million, primarily due to our purchase of property, equipment and intangible assets of RMB6.0 million and purchase of long-term investment of RMB2.0 million in 2019.
Net cash used in investing activities in 2018 was RMB3.6 million, primarily due to our purchase of long-term investment of RMB2.5 million, and purchase of property, equipment and intangible assets of RMB1.1 million.
Financing Activities
Net cash provided by financing activities in 2020 was RMB383.1 million (US$58.7 million), primarily due to proceeds from our initial public offering, net of issuance costs of RMB340.5 million (US$52.2 million) and proceeds from borrowings of RMB105.4 million (US$16.2 million), partially offset by repayments of borrowings of RMB61.3 million (US$9.4 million).
Net cash used in financing activities in 2019 was RMB14.1 million, primarily due to our repayments of borrowings of RMB35.3 million and our repayment of convertible bonds of RMB8.8 million, partially offset by proceeds from borrowings of RMB30.0 million (US$4.3 million).
Net cash provided by financing activities in 2018 was RMB48.6 million, primarily attributable to our proceeds from convertible bonds of RMB33.0 million and proceeds from borrowings of RMB29.5 million, partially offset by our repayments of borrowings of RMB13.9 million.
Capital Expenditures
Our capital expenditures were RMB6.0 million and RMB8.2 million (US$1.3 million) in 2019 and 2020. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.
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
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2020:

Payment Due by Period As of December 31, 2020 RMB
Operating Lease Obligations
Within one year (including one year)	25,598
One to three years (including three years)	43,048
Thereafter	279,073
Total	347,719
We recorded rental expense of RMB6.9 million and RMB8.9 million (US$1.4 million) in 2019 and 2020, respectively. We had the capital commitment relating to long-term investments of RMB31.0 million (US$4.8 million) as of December 31, 2020. Other than what is disclosed above, we did not have other significant commitments, long-term obligations, or guarantees as of December 31, 2020.

G.	Safe Harbor
See “Forward-Looking Statements” on page 3 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this annual report. None of our directors or the directors of our operating entities are officials of the Chinese Communist Party.

Directors and Executive Officers	Age	Position/Title
Cunjun Ma	49	Chairman of the Board of Directors and Chief Executive Officer
Xuchun Luo	51	Director and Secretary of the Board of Directors
Bin Wei	51	Independent Director
Jun Ge	48	Independent Director
Aaron Xiaolei Hou	47	Independent Director
Li Jiang	50	Chief Operating Officer
Ronald Tam	39	Co-Chief Financial Officer and Chief Strategy Officer
Minghan Xiao	47	Co-Chief Financial Officer
Kai Ouyang	43	Chief Technology Officer
Haosheng Song	38	Chief Content Officer
Yongsheng Wang	47	Chief Human Resources Officer
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
Mr.
 Bin Wei
has served as our independent director since February 2020. Mr. Wei has over 25 years of accounting and finance related experience. Mr. Wei has served as an asset management partner of CDH Investments Management (Hong Kong) Limited since April 2019. Prior to that, he served as a partner at Hillhouse Capital Group from April 2018 to March 2019. Prior to that, Mr. Wei worked in China Resources (Holdings) Co., Ltd. for 16 years from 2001 to 2017 in his capacities as director of finance, chief accountant and chief financial officer. From 1996 to 2001, Mr. Wei worked as the head of the accounting department in Nanguang (Group) Co., Ltd. Prior to that, Mr. Wei worked in the Audit Office of the Ministry of Foreign Trade and Economic Cooperation as a civil servant from 1992 to 1996. Mr. Wei serves as directors of various companies listed on Hong Kong Stock Exchange and Shenzhen Stock Exchange, including six affiliates of China Resources (Holdings) Co., Ltd. and China Vanke Co., Ltd. (HKSE: 02202; Shenzhen Stock Exchange: 000002) Mr. Wei has become qualified as a Chinese CPA since 1993, a Senior Auditor in China since 2003 and a Senior Accountant in China since 2003. Mr. Wei obtained his bachelor’s degree in Auditing from Zhongnan University of Finance and Economics in 1992, and his master’s degree in Finance from Jinan University in 2001.
Mr.
 Jun Ge
has served as our independent director since February 2020. Mr. Ge has served as the associate dean of Shanghai Institute of Advanced Finance at Shanghai Jiaotong University since February 2017. Prior to that, Mr. Ge served as the dean of Pudong Innovation Institute from 2015 to 2017. From 1996 to 2015, Mr. Ge worked in China Europe International Business School in various capacities, including director of the office, secretary general of the foundation and assistant of the dean. From 1993 to 1996, Mr. Ge served as an assistant engineer of Shanghai Academy of Building Research. Mr. Ge is currently a standing director of the National Innovation and Development Strategy Research Association, a member of the Independent Board Committee of the China Association of Listed Companies, a director of the China Electric Vehicle
100-member
Association, and a member of the Shanghai International Equity Investment Fund Association. He also serves as an independent director of Focus Media Information Technology Co Ltd. (Shenzhen Stock Exchange: 002027), Meinian Onehealth Healthcare Holdings Co., Ltd. (Shenzhen Stock Exchange: 002044) and CIFI Holdings (Group) Co., Ltd. (HKSE: 00884). Mr. Ge obtained his bachelor’s degree in Chemistry from Xiamen University in 1993.

Mr.
 Aaron Xiaolei Hou
has served as our independent director since February 2021. He has nearly 20 years of risk management and capital markets experience. He founded China Springs Capital Co., Ltd. in October 2016, and currently serves as its Chief Executive Officer and Chief Investment Officer. Prior to that, he worked as the Chief Risk Officer of CITIC Securities from 2011 to 2013, and an executive director in the market risk management division at the global headquarter of Goldman Sachs Group in New York from 2007 to 2013. Mr. Hou received his MBA degree in Finance and Accounting from the University of Rochester in 2000, and Masters of Science in Quantitative Methods and Modeling from CUNY Baruch College in 2003.
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
Mr.
 Ronald Tam
has served as our chief strategy officer since April 2020 and our co-chief
financial officer since August 2020. Mr. Tam has over 15 years of experience in driving and executing corporate strategy, strategic investments, mergers and acquisitions and capital markets transactions. Prior to joining our company, Mr. Tam served as the chief financial officer of Chong Sing Holdings FinTech Group Limited, a Hong Kong-listed fintech group, from 2016 to 2019, and Vice President of Corporate Finance from 2014 to 2016. Prior to that, Mr. Tam was an executive director and head of general industries investment banking for Greater China at Daiwa Capital Markets Hong Kong Limited from 2011 to 2013. Mr. Tam was a director at Crosby Capital Partners with a focus on private equity and special situations investments from 2010 to 2011. Mr. Tam commenced his career in investment banking at Goldman Sachs (Asia) L.L.C. in Hong Kong from 2002 to 2008 in its Equity Capital Markets and Corporate Finance groups, and advised corporate clients and financial sponsors on equity, equity-linked and M&A transactions across industries in Asia. Mr. Tam graduated magna cum laude with a Bachelor of Arts degree in Economics and Computer Science from Yale University in 2002, and is currently a Finance EMBA candidate at Tsinghua PBC School of Finance.
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

B.	Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2020, we paid an aggregate of RMB15.9 million (US$2.4 million) in cash to our executive officers, and paid RMB0.5 million (US$0.08 million) to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.
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
Share Incentive Plans
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
Type of Awards
. The Global Plan permits the awards of options, restricted share units and other types of share incentive awards.
Plan Administration
. Our board of directors or a committee of one or more members of the board will administer the Global Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.
Award Agreement
. Awards granted under the Global Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility
. We may grant awards to our directors, employees, consultants and members.
Vesting Schedule
. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
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
Type of Awards
. The 2019 Plan permits the awards of options, restricted shares, restricted share units and other types of share incentive awards.
Plan Administration
. Our board of directors or a committee of one or more members of the board will administer the 2019 Plan. The committee will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.
Award Agreement
. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility
. We may grant awards to our directors, employees, consultants and members.
Vesting Schedule
. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options
. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of effectiveness of the 2019 Plan.
Transfer Restrictions
. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2019 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.
Termination and Amendment of the
2019
Plan
. At any time and from time to time, the board may terminate, amend or modify the plan; provided, however, that (a) to the extent necessary and desirable to comply with applicable laws or stock exchange rules, the Company shall obtain shareholder approval of any plan amendment in such a manner and to such a degree as required, unless the Company decides to follow home country practice, and (b) unless the Company decides to follow home country practice, shareholder approval is required for any amendment to the plan that (i) increases the number of shares available under the plan, or (ii) permits the committee to extend the term of the plan or the exercise period for an option beyond ten years from the date of grant.
The following table summarizes, as of February 28, 2021, the number of common shares underlying outstanding options and restricted shares that we granted to our directors and executive officers under the Global Plan and the 2019 Plan.

Name	Common Shares Underlying Options and Restricted Shares	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Cunjun Ma	Options: 7,556,701 Restricted Shares: 14,229,183	0.1567	30 th June 2019 30 th June 2019	30 th June 2029
Xuchun Luo	Options: 802,803 Restricted Shares: 3,114,150	0.1567	30 th June 2019 30 th June 2019	30 th June 2029
Li Jiang	Options: *	0.1567	30 th June 2019	30 th June 2029
	Restricted Shares: *		30 th June 2019
Minghan Xiao	Options:*	0.1567	30 th June 2019	30 th June 2029
	Restricted Shares: *		30 th June 2019
Kai Ouyang	Options:*	0.1567	30 th June 2019	30 th June 2029
	Restricted Shares: *		30 th June 2019
Haosheng Song	Options:*	0.1567	30 th June 2019	30 th June 2029
	Restricted Shares: *		30 th June 2019
Yongsheng Wang	Options:*	0.1567	30 th June 2019	30 th June 2029
	Restricted Shares: *		30 th June 2019
Other employees	Options: 4,203,400	0.1567	30 th June 2019-19 th August 2019	30 th June 2029-19 th August 2029
	Restricted Shares: 5,184,573

*	Less than 1% of our total outstanding shares.
As of February 28, 2021, our employees, other than our directors and executive officers held options to purchase 4,203,400 Class A common shares, with exercise prices of US$0.1567 per share, under the Global Plan and the 2019 Plan

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
Audit Committee
. Our audit committee consists of Bin Wei, Jun Ge and Aaron Xiaolei Hou. Bin Wei is the chairman of our audit committee. We have determined that each of Bin Wei, Jun Ge and Aaron Xiaolei Hou satisfies the “independence” requirements of Nasdaq Stock Market Rules and Rule
10A-3
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

Compensation Committee
. Our compensation committee consists of Bin Wei, Jun Ge and Aaron Xiaolei Hou. Jun Ge is the chairman of our compensation committee. We have determined that each of Bin Wei, Jun Ge and Aaron Xiaolei Hou satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Bin Wei, Jun Ge and Aaron Xiaolei Hou. Aaron Xiaolei Hou is the chairperson of our nominating and corporate governance committee. Each of Bin Wei, Jun Ge and Aaron Xiaolei Hou satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers
Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board. Our directors are not automatically subject to a term of office and will hold office until such time as they are removed from office by an ordinary resolution of our shareholders. Notwithstanding the foregoing, for so long as SAIF IV Healthcare (BVI) Limited is a shareholder holding at least 10% of the issued shares of our company, it shall have the exclusive right to appoint, remove and replace one director by written notice to our company and such appointment, removal or replacement shall become effective forthwith upon delivery of such written notice to our company without the need for further authorization from the board of directors or shareholders. On May 9, 2020, SAIF IV Healthcare (BVI) Limited executed a waiver letter to waive such right. In addition, a director will cease to be a director if he (i) resigns his office by notice delivered to our company or tendered at a board meeting; (ii) becomes of unsound mind or dies; (iii) without special leave of absence from the board of directors, is absent from meetings of the board for six consecutive times and the board resolves that his office be vacated; (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (v) is prohibited by law from being a director; or (vi) ceases to be a director by virtue of any provision of the Companies Act or our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors save that the chairman of the board shall be elected and removed by ordinary resolution of shareholders. Executive officers, including but not limited to chief executive officer, chief operating officer, co-chief
financial officers, chief technology officer, chief content officer, chief human resource officer, shall be nominated by the nominating and corporate governance committee of the board.

D.	Employees
As of December 31, 2018, 2019 and 2020, we had 766, 1,160 and 1,314 employees. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020.

	As of December 31, 2020
Functions:	Number	% of Total
Insurance consulting	348	26.5
Sales, marketing and training	396	30.1
Client service	131	10.0
Product management	38	2.9
Research and technology	240	18.3
General and administrative	161	12.2

Total	1,314	100.0

E.	Share Ownership
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares on an as-converted
basis as of February 28, 2021 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.
The calculations in the table below are based on 1,038,727,733 ordinary shares issued and outstanding as of February 28, 2021, including (i) 888,136,526 Class A common shares (excluding 5,017,340 Class A common shares reserved for issuance under our Global Plan and 2019 Plan and 1,302,180 Class A treasury shares in the form of ADSs that we repurchased under our share repurchase program); and (ii) 150,591,207 Class B common shares.
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

	Common shares Beneficially Owned
	Class A Common Shares	Class B Common Shares		% of Total Common Shares	% of Aggregate Voting Power †
Directors and Executive Officers**:
Cunjun Ma (1)	*148,749,500	150,591,207		28.7	76.4
Xuchun Luo	12,577,272	—		1.2	—
Bin Wei	—	—		—	—
Jun Ge	—	—		—	—
Aaron Xiaolei Hou	—	—		—	—
Li Jiang	*	—	*		—
Ronald Tam	*	—	*		—
Minghan Xiao	*	—	*		—
Kai Ouyang	*	—	*		—
Haosheng Song	*	—	*		—
Yongsheng Wang	*	—	*		—
All Directors and Executive Officers as a Group	32,680,681	150,591,207		31.6	76.4
Principal Shareholders:
Huidz Holding Limited (1)	—	150,591,207		14.5	71.8
SAIF IV Healthcare (BVI) Limited (2)	190,232,260	—		18.3	6.0
Crov Global Holding Limited (3)	155,929,140	—		15.0	5.0
Wande Weirong Limited (4)	98,321,680	—		9.5	3.1
CDF Capital Insurtech Limited (5)	80,991,300	—		7.8	2.6
Bodyguard Holding Limited (6)	55,110,084	—		5.3	1.8

*	Less than 1% of our total common shares on an as-converted basis outstanding as of February 28, 2021.
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

(1)
Represents (i) 3,306,054 Class A common shares issuable to Mr. Ma upon exercise of options within 60 days after February 28, 2021; and (ii) 150,591,207 Class B common shares directly held by Huidz Holding Limited, a company incorporated in British Virgin Islands that is ultimately and wholly owned by Mr. Cunjun Ma through Great Mercy Holding Limited, a company incorporated in the British Virgin Islands The registered address of Huidz Holding Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. Mr. Cunjun Ma also has sole voting power to 142,096,866 Class A common shares held by other shareholders of our company, including Wande Weirong Limited, CFO Capital Insurtech Limited, Bodyguard Holding Limited, Tian Jin kun Zhi Enterprise management Limited, Kunlun Technology Limited, Jumi Holding Limited and One Mind Holding Limited. Mr. Cunjun Ma disclaims beneficial ownership of these shares.

(2)
Based on the statement on Schedule 13G filed on February 4, 2021, represents 190,232,260 Class A common shares in the form of 9,511,613 ADSs held by SAIF IV Healthcare (BVI) Limited, a company incorporated in the British Virgin Islands. SAIF IV Healthcare (BVI) Limited is wholly owned by SAIF Partners IV L.P., whose general partner is SAIF IV GP, L.P., whose general partner in turn is SAIF IV GP Capital Ltd., which is wholly owned by Andrew Y. Yan. Mr. Andrew Y Yan disclaims beneficial ownership of the shares held by SAIF IV Healthcare (BVI) Limited, except to the extent of his pecuniary interests therein. The registered address of SAIF IV Healthcare (BVI) Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The business address of Mr. Andrew Y Yan is Suites 2516 – 2520, 2 Pacific Place, 88 Queensway, Hong Kong.

(3)
Based on the statement on Schedule 13G filed on February 11, 2021, represents (i) 24,000,000 Class A common shares in the form of 1,200,000 ADSs, and (ii) 131,929,140 Class A common shares held by Crov Global Holding Limited, a company incorporated in the British Virgin Islands. Crov Global Holding Limited is wholly owned by
Made-in-China.com
LIMITED, which in turn is wholly owned by Focus Technology Co., Ltd., a company with its securities listed on Shenzhen Stock Exchange (stock code: 002315). Mr. Jinhua Shen is the controlling shareholder and chairperson of Focus Technology Co., Ltd. The registered address of Crov Global Holding Limited is Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416 Road Town, Tortola, British Virgin Islands.

(4)
Based on the statement on Schedule 13G filed on February 11, 2021 and information provided by Wande Weirong Limited, represents 98,321,680 Class A common shares in the form of 4,916,084 ADSs held by Wande Weirong Limited, a company incorporated in the British Virgin Islands. Wande Weirong Limited is wholly owned by Jiaxing Weirong Investment Management Partnership (Limited Partnership), whose general partner is Wanrong Times Asset Management (Xuzhou) Co., Ltd. Bejing Wanrong Times Capital Management Co., Ltd. is the controlling shareholder of Wanrong Times Asset Management (Xuzhou) Co., Ltd. Mr. Jun Xiong is the controlling shareholder of Bejing Wanrong Times Capital Management Co., Ltd. Mr. Jun Xiong disclaims beneficial ownership of the shares held by Wande Weirong Limited, except to the extent of his pecuniary interests therein. The registered address of Wande Weirong Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1 110. Wande Weirong Limited has, pursuant to certain irrevocable proxy and power of attorney, delegated the voting power of 5,565,380 Class A common shares to Mr. Cunjun Ma, our chairman and chief executive officer, who disclaims beneficial ownership of these Class A common shares.

(5)
Based on the statement on Schedule 13G filed on February 11, 2021, represents 80,991,300 Class A common shares held by CDF Capital Insurtech Limited, a company incorporated in the British Virgin Islands. CDF Capital Insurtech Limited is wholly owned by Tianjin Chuangdongfang Enterprise Management Partnership (Limited Partnership), whose general partner is Mr. Ke Xiao. The registered address of CDF Capital Insurtech Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1 110. CDF Capital Insurtech Limited has, pursuant to certain irrevocable proxy and power of attorney, delegated the voting power of 3,339,220 Class A common shares to Mr. Cunjun Ma, our chairman and chief executive officer, who disclaims beneficial ownership of these Class A common shares.

(6)
Based on the statement on Schedule 13G filed on February 11, 2021, represents 55,110,084 Class A common shares directly held by Bodyguard Holding Limited. Bodyguard Holding Limited holds these Class A common shares as an ESOP platform for the restricted share award of our company or on behalf of certain director, and disclaims beneficiary interest of these restricted shares. The restricted shares are granted to certain directors, management and key employees of our company who are shareholders of Bodyguard Holding Limited. The voting power of all Class A common shares held by Bodyguard Holding Limited has been delegated to Mr. Cunjun Ma, while Mr. Cunjun Ma disclaims beneficial ownership of these Class A common shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Global Share Incentive Plan” for details. The address of Bodyguard Holding Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1 110.

To our knowledge, as of February 28, 2021, 548,826,140 of our common shares were held by one record holder in the United States, which was Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.
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
Shareholders Agreement and Registration Rights
We entered into a shareholders agreement with our shareholders on June 4, 2019 that provides for certain shareholders’ rights, including registration rights, information and inspection rights, right of participation, right of first refusal and right of co-sale,
and contains provisions governing our board of directors and other corporate governance matters. Such shareholder rights and corporate governance provisions, other than the registration rights, automatically terminated upon the completion of our initial public offering.
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
Termination of Obligations
The registration rights set forth above will terminate on the earlier of (i) the date that is five years after the date of closing our initial public offering, which was February 12, 2020 and (ii) with respect to any holder, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act in any ninety-day
period.
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”
Share Incentive Plans
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Global Share Incentive Plan” and “—2019 Share Incentive Plan”
Other Transactions with Related Parties
As of December 31, 2020, we had RMB251 thousand due from shareholders, which represents the advance miscellaneous fees for shareholders.

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
Dividend Policy
Our board of directors has discretion as to whether to declare dividends subject to certain requirements of the Companies Act. Our articles of association provides that dividends may be declared and paid out of the profits of our company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the Companies Act, no distribution or dividend may be paid out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
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
The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our common shares. Neither our certificate of incorporation nor our memorandum and articles of association contains any charter of the Chinese Communist party or any text thereof.
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
Dividends.
The holders of our common shares are entitled to such dividends as may be declared by our board of directors. Our third amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Holders of Class A common shares and Class B common shares will be entitled to identical rights to dividends, if declared.

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

•	the instrument of transfer is in respect of only one class of common shares;

•	the instrument of transfer is duly and properly stamped, if required;

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
Redemption of Common Shares.
The Companies Act and our third amended and restated articles of association permit us to purchase our own shares. In accordance with our third amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares.
All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.
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
Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders but a general meeting may be called by shorter notice, subject to the Companies Act, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the shareholders entitled to attend and vote thereat; and

(b)
in the case of any other meeting, by a majority of the shareholders having the right to attend and vote at the meeting together holding not less than forty per cent. (40%) of all votes attaching to all the issued shares giving that right.

A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third
of all voting power of our share capital in issue.
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

However, no alteration contemplated above, or otherwise, may be made to the par value of the Class A common shares or Class B common shares unless an identical alteration is made to the par value of the Class B common shares or Class A common shares, as the case may be.
We may by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner permitted by law.
Exempted Company
We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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
“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the Nasdaq rules in lieu of following home country practice. The Nasdaq rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders. In addition, our articles of association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

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
Huize Holding Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Huize Holding Limited meets all of the conditions above. Huize Holding Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. In the opinion of Commerce & Finance Law Offices, our legal counsel as to PRC law, it is more likely than not that Huize Holding Limited will not be deemed as a PRC resident enterprise for PRC tax purposes. As such, holders of the ADSs and common shares who are not PRC residents likely will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident
enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident
enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC
resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC
holding companies.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

Our PRC legal counsel has also advised us that, there is a risk that the PRC tax authorities may deem us as a PRC resident enterprises since a substantially majority of the members of our management team are located in China. If the PRC tax authorities determine that Huize Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident
enterprises, including the holders of the ADSs. In addition, non-resident
enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or common shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC
individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC
individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC
shareholders of Huize Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Huize Holding Limited is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprises for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.”
United States Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that acquires our ADSs or common shares and holds our ADSs or common shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, backup withholding and information reporting requirements, including pursuant to sections 1471 through 1474 of the Code, or any state, local and
non-U.S.
tax considerations, relating to the ownership or disposition of our ADSs or common shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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
Assuming that we are the owner of our VIE (including its subsidiaries) for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2020, and based upon our current and projected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, and the value of our ADSs, we do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In addition, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.
If we are a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares.
The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”
Dividends
The gross amount of any distributions paid on our ADSs or common shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.
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
income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Global Market will generally be considered to be readily tradable on an established securities market in the United States. Since we do not expect that our common shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

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
mark-to-market
election.
The
mark-to-market
election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our common shares, are listed on the Nasdaq Global Market and are being regularly traded, we expect that the mark-to-market
election would be available to a U.S. Holder that holds our ADSs were to be or become a PFIC, but no assurances may be given in this regard.
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
ir.huize.com
. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

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
As of December 31, 2020, we had Renminbi-denominated cash and cash equivalents of RMB212.5 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in a decrease of US$3.3 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in an increase of US$3.3 million in cash and cash equivalents.

Interest Rate Risk
Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We have not been exposed to material risks due to changes in market interest rates as the borrowings held by us all bear interest at a fixed interest rate.
Inflation
To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.
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
•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A common shares, upon a change in the
ADS(s)-to-Shares
ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A common shares
Up to U.S. 50 per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Shares ratio, or for any other reason)	Up to U.S. 50 per ADS canceled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 50 per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 50 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 50 per ADS held

• ADS Services	Up to U.S. 50 per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 50 per ADS (or fraction thereof) converted

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa
).
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

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are canceled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.
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
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and co-chief financial officers, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) as of the end of the period covered by this report, as required by Rule
13a-15(b)
under the Exchange Act.
Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and co-chief financial officers, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15d-15(f)
under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and co-chief financial officers, assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2020 because of the material weakness described below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements.

We have implemented and plan to implement a number of measures to address the material weakness, including: (i) recruiting more financial reporting and accounting personnel who have adequate U.S. GAAP knowledge, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. During the year ended December 31, 2020, we arranged formal training sessions related to recent U.S. GAAP development and SEC reporting updates for our accounting and financial reporting personnel; in addition, our key personnel in the financial reporting team has started to prepare to take the AICPA examinations; (iii) planning to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework, and (iv) establishing effective oversight and clarifying reporting requirements for non-recurring
and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements. However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results.”
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
Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as we qualify as an “emerging growth company” under section 3(a) of the Securities Exchange Act of 1934, as amended, and are therefore exempt from the attestation requirement.
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

	For the Year Ended December 31,
	2019	2020
	(in thousands of RMB)
Audit-related fees (1)	5,540	5,730
Tax fees (2)	956	150
All other fees (3)	4,108	—
Total	10,604	5,880

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
The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share (US$)	Total Number of Ordinary Shares Purchased as Part of Share Repurchase Program	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under Share Repurchase Program (US$, in millions)
January 2020	—	—	—	—
February 2020	—	—	—	—
March 2020	—	—	—	—
April 2020	—	—	—	—
May 2020	—	—	—	—
June 2020	132,940	0.3382	132,940	9.9
July 2020	—	—	—	—
August 2020	—	—	—	—
September 2020	—	—	—	—
October 2020	—	—	—	—
November 2020	—	—	—	—
December 2020	763,240	0.3501	763,240	9.7

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE
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

ITEM 16.H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Huize Holding Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A common shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.3	Deposit Agreement, dated as of February 11, among the Registrant, Citibank N.A., as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-238148), filed with the SEC on May 11, 2020)

2.4	Shareholders Agreement between the Registrant and other parties thereto dated June 6, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-39216) filed with the SEC on April 24, 2020)

4.1	Global Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.2	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.3	Form of Indemnification Agreement, between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.5	English translation of executed Exclusive Business Cooperation Agreement among our WFOE, our VIE and its shareholders (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.6	English translation of form of executed Power of Attorney signed by shareholders of our VIE (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

Exhibit Number	Description of Document

4.7	English translation of executed Equity Pledge Agreement among our WFOE, our VIE and its shareholders (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.8	English translation of executed Exclusive Option and Equity Custody Agreement among our WFOE, our VIE and its shareholders (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

8.1*	Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.3**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Commerce & Finance Law Offices

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huize Holding limited

By:	/s/ Cunjun Ma
	Name:	Cunjun Ma
	Title:	Chairman of the Board of Directors
and Chief Executive Officer
Date: March 22, 2021

HUIZE HOLDING LIMITED

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Huize Holding Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Huize Holding Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive (loss) /income, of changes in shareholders’ equity/(deficit), and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Shenzhen, the People’s Republic of China
March 22, 2021
We have served as the Company’s auditor since 2018.

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2019	As of December 31, 2020
		RMB	RMB	USD$ Note 2(f)
Assets
Current assets
Cash and cash equivalents	2(g)	88,141	404,618	62,010
Restricted cash (including amounts of the consolidated VIE of RMB 161,186 thousand and RMB 217,950 thousand as of December 31, 2019 and 2020, respectively)	2(h)	161,186	324,330	49,706
Contract assets	2(x)	—	216	33
Accounts receivable, net of allowance for doubtful accounts	2(i), 3	180,393	232,589	35,646
Insurance premium receivables (including amounts of the consolidated VIE of RMB 2,329 thousand and RMB 1,974 thousand as of December 31, 2019 and 2020, respectively)	2(j)	2,329	1,974	303
Amounts due from related parties	4	280	251	38
Prepaid expense and other receivables	5	29,196	44,377	6,801

Total current assets		461,525	1,008,355	154,537

Non-current assets
Property, plant and equipment, net	6	8,006	10,251	1,571
Intangible assets, net	7	1,652	2,030	311
Deferred tax assets	12	64	605	93
Long-term investments	8	23,395	46,084	7,063
Operating lease right-of-use assets	2(s), 22	—	267,352	40,973
Goodwill	2(o)	—	461	71
Other assets	5	14,163	838	128

Total non-current assets		47,280	327,621	50,210

Total assets		508,805	1,335,976	204,747

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2019	As of December 31, 2020
		RMB	RMB	USD$ Note 2(f)

Liabilities, Mezzanine Equity and Shareholders’ (Deficit)/Equity

Current liabilities
Short-term borrowings (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 36,880 thousand and RMB 31,540 thousand as of December 31, 2019 and 2020, respectively)	2(q),9	36,880	31,540	4,834
Accounts payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 124,441 thousand and RMB 227,532 thousand as of December 31, 2019 and 2020, respectively)		124,441	227,532	34,871
Insurance premium payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 125,587 thousand and RMB 187,219 thousand as of December 31, 2019 and 2020, respectively)		125,587	187,219	28,693
Other payables and accrued expenses (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 37,678 thousand and RMB 39,421 thousand as of December 31, 2019 and 2020, respectively)	10	30,211	31,153	4,774
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 43,831 thousand and RMB 52,564 thousand as of December 31, 2019 and 2020, respectively)		43,993	63,919	9,796
Income taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 206 thousand and RMB 2,440 thousand as of December 31, 2019 and 2020, respectively)	12	206	2,440	374
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB nil and RMB 12,763 thousand as of December 31, 2019 and 2020, respectively)	2(s), 22	—	12,763	1,956
Amounts due to related parties (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB nil both as of December 31, 2019 and 2020, respectively)	4	465	—	—

Total current liabilities		361,783	556,566	85,298

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2019	As of December 31, 2020
		RMB	RMB	USD$ Note 2(f)

Non-current liabilities
Long-term borrowings (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB nil and RMB 53,860 thousand as of December 31, 2019 and 2020, respectively)	2(q), 13	—	53,860	8,254
Deferred tax liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 530 thousand and RMB 605 thousand as of December 31, 2019 and 2020, respectively)	12	530	605	93
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB nil and RMB 252,106 thousand as of December 31, 2019 and 2020, respectively)	2(s), 22	—	252,106	38,637
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB nil both as of December 31, 2019 and 2020, respectively)		—	4,156	637
Other non-current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 518 thousand and RMB nil as of December 31, 2019 and 2020, respectively)	10	518	—	—

Total non-current liabilities		1,048	310,727	47,621

Total liabilities		362,831	867,293	132,919

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2019	As of December 31, 2020
		RMB	RMB	USD$ Note 2(f)

Liabilities, Mezzanine Equity and Shareholders’ (Deficit)/Equity (Continued)

Commitments and contingencies	23
Mezzanine equity
Series A redeemable preferred shares (US$0.00001 par value per share; 204,022,000 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	15	84,072	—	—
Series B redeemable preferred shares (US$0.00001 par value per share; 185,512,580 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	15	261,272	—	—
Series B+ redeemable preferred shares (US$ 0.00001 par value per share; 43,937,180 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	15	81,654	—	—
Series B++ redeemable preferred shares (US$0.00001 par value per share; 16,574,460 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	15	27,629	—	—

Total mezzanine equity		454,627	—	—

Shareholders’ (deficit)/equity
Common shares (US$0.00001 p ar value; 4,549,953,780 and nil s hares authorized as of December 31, 2019 and 2020, respectively; 483,310,373 and nil s hares issued and outstanding as of December 31, 2019 and 2020, respectively)	14	33	—	—
Class A common shares (US$0.00001 p ar value; nil a nd 7,000,000,000 s hares authorized as of December 31, 2019 and 2020, respectively; nil s hares issued and outstanding as of December 31, 2019; 894,456,046 s hares issued and 888,506,366 shares outstanding as of December 31, 2020)	14	—	62	10
Class B common shares (US$0.00001 p ar value; nil a nd 800,000,000 s hares authorized as of December 31, 2019 and 2020, respectively; nil a nd 150,591,207 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	14	—	10	2
Treasury stock (nil a nd 896,180 s hares as of December 31, 2019 and 2020, respectively)	14	—	(2,063)	(316)
Additional paid-in capital		64,882	884,920	135,620
Accumulated other comprehensive income/(loss)		414	(21,972)	(3,368)
Accumulated deficit		(373,982)	(392,274)	(60,120)

Total shareholders’ (deficit)/equity		(308,653)	468,683	71,828

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		508,805	1,335,976	204,747

The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(All amounts in thousands, except share data, or otherwise noted)

		Year Ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	USD$ Note 2(f)

Operating revenue
Brokerage income	2(x), 17	503,547	982,124	1,215,434	186,273
Other income		5,281	11,195	4,788	734

Total operating revenue		508,828	993,319	1,220,222	187,007

Operating costs and expenses
Cost of revenue	2(y)	(316,397)	(629,531)	(813,507)	(124,675)
Other cost		(1,905)	(1,837)	(2,846)	(437)

Total operating costs		(318,302)	(631,368)	(816,353)	(125,112)
Selling expenses	18	(94,613)	(164,665)	(230,438)	(35,316)
General and administrative expenses	19	(46,177)	(161,816)	(150,207)	(23,020)
Research and development expenses		(24,944)	(33,831)	(49,135)	(7,530)

Total operating costs and expenses		(484,036)	(991,680)	(1,246,133)	(190,978)

Operating income/(loss)		24,792	1,639	(25,911)	(3,971)

Other income/(expenses)
Interest expenses	20	(27,111)	(190)	(1,157)	(177)
Unrealized exchange (loss)/income		(354)	362	(9)	(1)
Investment income		—	718	137	21
Others, net		4,569	12,676	10,177	1,559

Profit/(loss) before income tax, and share of income/(loss) of equity method investee		1,896	15,205	(16,763)	(2,569)

Income tax expense	12	(278)	(57)	(1,768)	(271)
Share of income/(loss) of equity method investee		1,310	(180)	239	37

Net profit/(loss)		2,928	14,968	(18,292)	(2,803)

Net (loss)/profit attributable to non-controlling interests		(224)	66	—	—

Net profit/(loss) attributable to Huize Holding Limited		3,152	14,902	(18,292)	(2,803)

Redeemable preferred shares redemption value accretion	15	(29,118)	(32,854)	(4,274)	(655)
Allocation to redeemable preferred shares		(1,558)	(7,431)	1,074	165

Net loss attributable to common shareholders		(27,524)	(25,383)	(21,492)	(3,293)

Net profit/(loss)		2,928	14,968	(18,292)	(2,803)
Foreign currency translation adjustment, net of tax		327	140	(22,386)	(3,431)

Comprehensive income/(loss)		3,255	15,108	(40,678)	(6,234)

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(All amounts in thousands, except share data, or otherwise noted)

		Year Ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	USD$ Note 2(f)

Comprehensive (loss)/income attributable to non-controlling interests		(192)	87	—	—

Comprehensive income/(loss) attributable to Huize Holding Limited		3,447	15,021	(40,678)	(6,234)

Weighted average number of common shares used in computing net profit per share
Basic and diluted	21	445,272,000	452,445,068	963,817,614	963,817,614
Net (loss)/profit per share attributable to common shareholders
Basic and diluted	21	(0.06)	(0.06)	(0.02)	(0.00)
The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(All amounts in thousands, except share data, or otherwise noted)

		Common shares		Additional paid-in capital	Accumulated other comprehensive (income)/ loss	Accumulated deficit	Non- Controlling interest	Total shareholders’ (deficit)/equity
		Share	Amount
			RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2018		445,272,000	31	5,901	—	(392,036)	734	(385,370)

Net profit for the year		—	—	—	—	3,152	(224)	2,928
Share-based payment compensation	16	—	—	967	—	—	—	967
Redeemable preferred shares redemption value accretion	15	—	—	(29,118)	—	—	—	(29,118)
Beneficial conversion feature in connection with issuance of convertible bonds		—	—	25,028	—	—	—	25,028
Foreign currency translation		—	—	—	295	—	32	327

Balance at 31 December 2018		445,272,000	31	2,778	295	(388,884)	542	(385,238)

Balance at 1 January 2019		445,272,000	31	2,778	295	(388,884)	542	(385,238)

Net profit for the year		—	—	—	—	14,902	66	14,968
Share-based payment compensation	16	38,038,373	2	94,958	—	—	—	94,960
Redeemable preferred shares redemption value accretion	15	—	—	(32,854)	—	—	—	(32,854)
Foreign currency translation		—	—	—	119	—	21	140
Others		—	—	—	—	—	(629)	(629)

Balance at 31 December 2019		483,310,373	33	64,882	414	(373,982)	—	(308,653)

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(All amounts in thousands, except share data, or otherwise noted)

		Common shares		Class A Common shares		Class B Common shares		Treasury Stock		Additional paid-in capital	Accumulated other comprehensive (income)/ loss	Accumulated deficit	Non- Controlling interest	Total shareholders’ (deficit)/equity
		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
			RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2020		483,310,373	33	—	—	—	—	—	—	64,882	414	(373,982)	—	(308,653)

Net loss for the year		—	—	—	—	—	—	—	—	—	—	(18,292)	—	(18,292)
Issuance of common shares upon Initial Public Offering (“IPO”)	14	—	—	105,000,000	7	—	—	—	—	324,208	—	—	—	324,215
Shares issued upon exercise of over-allotment option	14	—	—	1,449,060	1	—	—	—	—	4,851	—	—	—	4,852
Re-designation of common shares into Class A common shares and Class B common shares	14	(483,310,373)	(33)	332,719,166	23	150,591,207	10	—	—	—	—	—	—	—
Conversion and re-designation of redeemable preferred shares into Class A common shares	15	—	—	450,046,220	31	—	—	—	—	458,870	—	—	—	458,901
Repurchase of Class A common shares	14	—	—	—	—	—	—	896,180	(2,063)	—	—	—	—	(2,063)
Shares issued upon exercise of option	16	—	—	188,100	—	—	—	—	—	503	—	—	—	503
Share-based payment compensation	16	—	—	—	—	—	—	—	—	35,880	—	—	—	35,880
Redeemable preferred shares redemption value accretion	15	—	—	—	—	—	—	—	—	(4,274)	—	—	—	(4,274)
Foreign currency translation		—	—	—	—	—	—	—	—	—	(22,386)	—	—	(22,386)

Balance at 31 December 2020		—	—	889,402,546	62	150,591,207	10	896,180	(2,063)	884,920	(21,972)	(392,274)	—	468,683

The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except share data, or otherwise noted)

	Year Ended December 31
	2018	2019	2020
	RMB	RMB	RMB	USD$ Note 2(f)
Cash flows from operating activities:
Net profit/(loss)	2,928	14,968	(18,292)	(2,803)
Adjustments to reconcile net profit/(loss) to net cash provided by operating activities:
Allowance for doubtful account	376	626	1,218	187
Depreciation and amortization	3,082	3,779	5,108	783
Unrealized exchange loss/(income)	354	(362)	9	1
Share-based compensation expense	967	94,958	35,880	5,499
Interest expense	862	190	1,157	177
Investment income	—	(718)	(137)	(21)
Share of (income)/loss of equity method investee	(1,310)	180	(239)	(37)
Interest on convertible bond	26,249	—	—	—
Deferred income tax	190	20	(466)	(71)
Amortization of right-of-use assets	—	—	8,408	1,289
Amortization of Directors and Officers Liability Insurance premium	—	—	6,127	939
Loss on disposal of Property, plant and equipment	—	—	44	6

	33,698	113,641	38,817	5,949

Changes in operating assets and liabilities:
Increase in account receivables	(38,120)	(74,508)	(52,824)	(8,096)
(Increase)/decrease in insurance premium receivables	(6,133)	6,814	355	54
Increase in prepaid expense and other receivables	(4,152)	(6,860)	(30,755)	(4,713)
Increase in amounts due from related parties	(1,580)	10,266	29	4
Increase/(decrease) in amounts due to related party	—	465	(465)	(71)
Increase in other assets	(3,831)	(10,332)	—	—
Increase in contract assets	—	—	(216)	(33)
Increase in accounts payable	57,995	52,163	103,091	15,799
Increase in insurance premium payables	12,753	11,140	61,632	9,446
Increase in payroll and welfare payable	14,833	12,143	24,082	3,691
(Decrease)/increase in tax payable	(195)	37	2,234	342
Increase in other payables and accrued expenses	1,585	3,055	2,577	395
Decrease in operating lease liabilities	—	—	(10,891)	(1,669)

Net cash provided by operating activities	66,853	118,024	137,666	21,098

Cash flows from investing activities:
Purchase of long-term investment	(2,500)	(2,000)	(22,450)	(3,441)
Purchase of property, equipment and intangible assets	(1,139)	(6,035)	(8,196)	(1,256)
Proceeds from disposal of property, equipment and intangible assets	85	60	—	—
Acquisition of subsidiary, net of cash paid			(569)	(87)
Others	—	1,048	137	21

Net cash used in investing activities	(3,554)	(6,927)	(31,078)	(4,763)

Cash flows from financing activities:
Proceeds from borrowings	29,484	30,000	105,400	16,153
Repayments of borrowings	(13,912)	(35,285)	(61,266)	(9,389)
Proceeds from convertible bonds	33,000	—	—	—
Repayments of convertible bonds	—	(8,794)	—	—
Proceeds from IPO, net of issuance costs	—	—	340,479	52,181
Repurchase of Class A common shares	—	—	(2,063)	(316)
Proceeds from exercise of share options	—	—	503	77

Net cash provided by/(used in) financing activities	48,572	(14,079)	383,053	58,706

Effect of exchange rate changes on cash and cash equivalents	120	38	(10,020)	(1,536)

Net increase in cash and cash equivalents and restricted cash	111,991	97,056	479,621	73,505
Total cash and cash equivalents and restricted cash at beginning of year	40,280	152,271	249,327	38,211

Total cash and cash equivalents and restricted cash at end of year	152,271	249,327	728,948	111,716

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Year e nded December 31
	2018	2019	2020
	RMB	RMB	RMB	USD$ Note 2(f)

Supplemental disclosure of cash flow information
Cash paid for interest	(1,473)	(2,094)	(4,386)	(672)
Cash paid for income tax	(283)	—	—	—

Supplemental disclosure of non-cash investing and financing activities
Accretion on redeemable preferred shares to redemption value	(29,118)	(32,854)	(4,274)	(655)
Issuance of redeemable preferred shares from conversion of the convertible bonds	25,427	—

Supplemental disclosure of non-cash operating activities
Operating lease assets obtained in exchange for operating lease liabilities	—	—	270,256	41,419
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
In June 2019, the Group completed the Reorganization by issuing 261,072,000 common shares, 105,122,000 Series A redeemable preferred shares, 185,512,580 Series B redeemable preferred shares, 43,937,180 Series B+ redeemable preferred shares and 16,574,460 Series B++ redeemable preferred shares to the shareholders of Huiye Tianze. After such share issuance, the total number of shares outstanding equals to that of Huiye Tianze. However, since the Company is an offshore entity, all PRC investors are required to register with relevant PRC governmental authorities in order to hold equity interest in the Company. All shareholders, except for one shareholder that which owns 21.87% of Huiye Tianze, have completed the relevant registrations. 78.13% of the shareholders received shares of the Company. The 21.87% shares of the Company were issued to an offshore affiliate of that shareholder. Concurrently, the Company obtained control over Huiye Tianze through Shenzhen Zhixuan by entering into a series of contractual arrangements as described in note 2b. As a result, Huiye Tianze became a consolidated VIE of the Group. The Company determined that the Reorganization is a recapitalization and accordingly prepared its financial statements using the carryover basis of assets and liabilities of Huiye Tianze and its subsidiaries.
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

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

1. Principal activities and reorganization (Continued)

(a)	History and Reorganization (Continued)

As of December 31, 2020, the Company’s principal subsidiaries, consolidated VIE and subsidiaries of VIE are as follows:

Principal Subsidiaries	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage Of Direct or Indirect Economic Interest	Principal Activities

Smart Choice Ventures Limited (“Smart Choice”)	January 14, 2015	British Virgin Islands	100%	Investment holding
Hong Kong Smart Choice Ventures Limited (“HK Smart Choice”)	February 18, 2015	Hong Kong	100%	Investment holding
Zhixuan International Management Consulting (Shenzhen) Co., Ltd. (“Shenzhen Zhixuan”)	June 9, 2015	PRC	100%	Management consulting and marketing consulting
Zhixuan Management Consulting (Tianjin) Co. Ltd	April 4, 2019	PRC	100%	Management consulting and marketing consulting
VIE
Shenzhen Huiye Tianze Investment Holding Co., Ltd (“Huiye Tianze”)	October 30, 2014	PRC	100%	Investment, investment consulting service
VIE’s Principal Subsidiaries
Huize Insurance Brokerage Co., Ltd. (“Huize Insurance Brokerage”) (former Shenzhen Huize Insurance Brokerage Co., Ltd.	October 14, 2011	PRC	100%	Insurance brokerage service
Shenzhen Huize Shidai Co., Ltd. (“Huize Technology”)	April 28, 2012	PRC	100%	Technology development and Internet information consulting service

Hefei Huize Internet Technology Co., Ltd. (“Hefei Huize”)	August 5, 2015	PRC	100%	Technology development and Internet information consulting service

Shenzhen Zhixuan Wealth Investment Management Co., Ltd. (“Zhixuan Investment”)	April 20, 2016	PRC	100%	Management consulting, Investment consulting and financial consulting
Huize (Chengdu) Internet Technology Co., Ltd. (“Chengdu Huize”)	May 11, 2018	PRC	100%	Technology development consulting service
Shenzhen Huibang Technology Co., Ltd	December 29, 2020	PRC	100%	Technology development and Internet information consulting service

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies

(a)	Basis of presentation
The Group’s consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results may differ from those estimates. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.
As an emerging growth company, the Company elects to use the extended transition year for complying with new or revised financial accounting standards.

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
Exclusive Business Cooperation Agreement
: Under the exclusive business cooperation agreement, Zhixuan has the exclusive right to provide Huiye Tianze and its subsidiaries with technical support, consulting services and other services. Reciprocally, Huiye Tianze and its subsidiaries shall not accept any technical support, consulting services and other services from any third parties. In exchange, Zhixuan is entitled to receive a service fee from Huiye Tianze on a monthly basis and in an amount equal to all of its net income. Zhixuan owns the intellectual property rights arising out of the performance of the exclusive business cooperation agreement. Unless otherwise agreed by the parties, this agreement will remain effective for a maximum term allowed under PRC law and may be extended from time to time by Zhixuan at its determination.
Exclusive Option Agreement
: Pursuant to the exclusive option agreement, Huiye Tianze and each of its subsidiaries have irrevocably granted Zhixuan an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at any time, to the extent permitted under PRC law, all or part of their assets and business in the applicable entities. As for the consideration, the purchase price should be equal to the minimum price as permitted by PRC law.
Pursuant to the exclusive option agreements, each shareholder of Huiye Tianze has irrevocably granted Zhixuan an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at any time, to the extent permitted under PRC law, all or part of their current and future shares in Huiye Tianze. As for the consideration, the purchase price should be equal to the minimum price as permitted by PRC law
Share Pledge Agreements
: Concurrent with the exclusive option agreements and pursuant to the share pledge agreements, the shareholders of Huiye Tianze have pledged all of their equity interest in Huiye Tianze as a continuing first priority security interest, as applicable, to respectively guarantee the VIE’s performance of their obligations under the exclusive business cooperation agreement between Huiye Tianze and Zhixuan. If Huiye Tianze or any of its shareholders breach their contractual obligations under these agreements, Zhixuan, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Zhixuan’s rights include forcing the disposition or sale of all or part of the pledged equity interests of the applicable VIE and receiving proceeds from such auction or sale in accordance with PRC law. Each of the shareholders of Huiye Tianze agrees that, during the term of the applicable share pledge agreement, such shareholder will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of Zhixuan. Zhixuan is entitled to all dividends declared by Huiye Tianze. Each share pledge agreement will remain effective until the applicable VIE discharges all its obligations under the exclusive business cooperation agreement
Power of Attorney
:
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

The following table sets forth the assets, liabilities, results of operations and cash flows of Huiye Tianze and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIE and its subsidiaries are eliminated in the balances presented below:

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB
Current assets	478,453	730,815
Non-current assets	46,267	318,392

Total assets	524,720	1,049,207

Current liabilities	368,617	553,478
Non-current liabilities	1,054	306,570

Total liabilities	369,671	860,048

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Total operating revenue	498,228	984,910	1,219,994
Net profit	29,973	22,806	(6,326)

Net cash provided by operating activities	67,049	104,565	168,504
Net cash used in investing activities	(3,541)	(6,927)	(31,078)
Net cash provided by/ (used in) financing activities	48,720	823	44,134

Net increase in cash and cash equivalents	112,228	98,461	181,560
Cash and cash equivalents at beginning of year	37,680	149,908	248,369

Cash and cash equivalents at end of year	149,908	248,369	429,929

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
Financial statements amounts that reflect significant accounting estimates and assumptions mainly include, but are not limited to, allowance for doubtful accounts (losses of accounts receivable, insurance premium receivables and other receivables), realizability of deferred tax assets and valuation of share-based compensation arrangements. Actual results could materially differ from these estimates.

(e)	Comprehensive Income and Foreign Currency Translation
The Group’s operating results are reported in the consolidated statements of comprehensive (loss)/income pursuant to FASB ASC Topic 220, “Comprehensive Income”. Comprehensive income consists of two components: net income and other comprehensive income (“OCI”). The Group’s OCI is comprised of gains and losses resulting from translating foreign currency financial statements of entities, of which functional currency is other than Renminbi (“RMB”) which is the reporting currency of the Group, net of related income taxes, where applicable. Such subsidiaries’ assets and liabilities are translated into RMB at period-end
exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Adjustments that result from translating amounts from a subsidiary’s functional currency to the RMB (as described above) are reported net of tax, where applicable, in accumulated OCI in the consolidated balance sheets.

(f)	Convenience translation
Translations of balances in the Group’s consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$
1.00
=RMB
6.5250
, representing the noon buying rate set forth in the H.
10
statistical release of the U.S. Federal Reserve Board on
December 31, 2020
. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December
31
,
2020
, or at any other rate.

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
In its capacity as an insurance broker, the Group collects “premiums” (unremitted insurance premiums) from certain insureds and remits the “premiums” to the appropriate insurance companies. Unremitted insurance premiums are held in custody until disbursed by the Group. The Group reports such amounts as restricted cash in the consolidated balance sheets. Unremitted insurance premiums were RMB 136,706 thousand and RMB 193,470 thousand (US$ 29,651 thousand) as of December 31, 2019 and December 31, 2020, respectively. During the year ended December 31, 2020, HK Smart Choice provided security for the loan of Huize Technology by pledged deposits. The Amount of pledged deposits as of December 31, 2020 was RMB 106,380 thousand (US$ 16,303 thousand) and no such pledged deposits as of December 31, 2019. Also, restricted cash balance includes guarantee deposits are required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance broker. The restricted cash balance related to this requirement was RMB 24,480 thousand (US$ 3,752 thousand) as of December 31, 2019 and as of December 31, 2020.

(i)	Accounts Receivable
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

(j)	Insurance Premium Receivables
Insurance premium receivables consist of insurance premiums to be collected from the insured, and are recorded at the invoiced amount and do not bear interest. The insurance premium received are included in net cash provided by operating activities in the consolidated statements of cash flows.

(k)	Fair value measurement
Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
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

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(k)	Fair value measurement (Continued)

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
As of December 31, 2019 and 2020, the fair values of cash and cash equivalents, restricted cash, accounts receivable, insurance premium receivables, amounts due from related parties, other receivables, accounts payable, insurance premium payables and other payables approximated their net carrying values reported in the consolidated balance sheets due to the short term maturities of these instruments.
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
basis only if an impairment charge were to be recognized. The Group’s non-financial
assets such as property, equipment and software, would be measured at fair value only if they were determined to be impaired.

(l)	Property, Plant and Equipment, net
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
Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation/amortization are removed from the accounts and any resulting gain or loss is recognized in consolidated statements of comprehensive income/(loss).

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(m)	Intangible assets, net
Intangible assets represent domain name and purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets. The table below sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value

Domain name	10 years	0%
Purchased computer software	5~10 years	0%

(n)	Impairment of long-lived assets and intangible assets
Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2018, 2019 and December 31, 2020.

(o)	Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. Impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. According to ASC
350-20-35,
an entity may assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Group, however, selects proceed directly to perform a two-step
goodwill impairment test. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in adjusting the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of each reporting unit includes estimating future cash flows, determining appropriate discount rates, control premium, comparable companies’ multipliers and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

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
The Group uses the equity method of accounting for the long-term investments when the Group has the ability to significantly influence the operations or financial activities of the investee. The Group records the equity method long-term investments at historical cost and subsequently adjusts the carrying amount at each year for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments.
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
The Short-term and Long-term borrowings represent the Group’s borrowings from commercial banks for our working capital. Short-term borrowings include borrowings with maturity terms shorter than one year and the current portion of the long-term borrowings.

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

(s)	Lease
Before January 1, 2020, the Group adopted ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease.
The Group adopted ASU
No. 2016-02,
Leases (Topic 842) (“ASC 842”) from January 1, 2020, using the modified retrospective approach and applying the transition method which does not require adjustments to comparative periods nor require modified disclosures in the comparative periods. The Group has elected to apply “the package” of practical expedients afforded under ASC 842. Short-term leases have not been recorded on the balance sheet.
The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right of use(“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease terms are determined after taking into account of rental escalation clauses, renewal options and/or termination options, if any. Lease expense is recorded in the consolidated statements of comprehensive income on a straight-line basis over the lease term.
Upon adoption, the Group as the lessee of operating leases recognized ROU assets and lease liabilities (including current and non-current)
for operating leases of approximately RMB5,504 thousand and RMB5,504 thousand, respectively, without any impact on the shareholder’s equity, as of January 1, 2020.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(t)	Share-based Compensation
Employee share-based compensation
All forms of share-based payments to employees, including employee stock options, employee stock purchase plans restricted shares and shares award, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statements of comprehensive income/(loss) in accordance with ASC 718, “Stock Compensation”. In accordance with the guidance, the Company determines whether a share option should be classified and accounted for as a liability award or an equity award. Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award. The fair value of a liability-classified award will be re-measured
to an updated fair value at each reporting period until the award is settled. The compensation cost is recognized over the requisite service period, which is usually the vesting period. If an award requires satisfaction of one or more performance or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, and no compensation cost is recognized if the requisite service is not rendered. For liability-classified award, the Group will true up compensation cost each reporting period for changes in fair value pro-rated
for the portion of the requisite service period rendered.
For restricted shares granted with service conditions and performance conditions and a graded vesting features, share-based compensation expenses are recorded net of estimated forfeitures using graded vesting method during the requisite service period, such that expenses are recorded only for those share-based awards that are expected to ultimately vest. For share options granted with service condition and the occurrence of an IPO as performance condition, share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the requisite service period. Cumulative share-based compensation expenses for the options that have satisfied the service condition, amounting to RMB 16,390 thousand, were recorded upon the completion of the IPO in 2020.
The Group utilizes the
binomial
option pricing model to determine the fair value of share options, and determines the fair value of restricted share based on the fair value of the underlying common shares at the grant date considering the dilutive effect of restricted share.

(u)	Fair Value of Redeemable Preferred Shares and Common Shares
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

(v)	Redeemable Preferred Shares and Convertible Bond
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
Subsequently, the carrying amount is increased by periodic accretion, using the interest method, so that the carrying amount will equal to mandatory redemption amount on the redemption date.
Accounting of convertible bond
The Company determined convertible bond, which was classified as liabilities, was initially measured at par under ASC 470 and subsequently stated at amortized cost plus accrued unpaid interest.
The Company has determined that there was a BCF as its conversion price is lower than the Company’s stock price at the commitment date. The BCF was recognized as a discount to the convertible bond and subsequently amortized as interest expenses using the effective interest method over the period from the issuance date to the maturity date.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(w)	Employee Benefit Plans
As stipulated by the regulations of the PRC, the Group’s subsidiaries and VIE in the PRC participate in various defined contribution plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group has no other material obligation for the payment of employee benefits associated with these plans other than the annual contributions described above. The contributions are charged to the consolidated statements of income and comprehensive income/(loss) as they become payable in accordance with the rules of the above mentioned defined contribution plans.

(x)	Revenue recognition
Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the common course of the Group’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for mainly include insurance brokerage and consulting services.
The Group has adopted ASU
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
Under Topic 606, the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer is recognized as a contract asset.
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

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(x)	Revenue recognition (Continued)

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

(y)	Cost of revenue
A large component of the Group’s cost of revenue is channel cost, which is service fee paid to user traffic channels for successful sales, including social media influencers, emerging media channels and financial institutions. These user traffic channels have influences over their followers and users, who are potential insurance policyholders. Determination of channel cost is based on the service fee rate multiplied by the insurance premium sold. Channel cost is recognized in the year it incurred.
Another component of cost of revenue is payroll of insurance consultants, who are in charge of identifying and acquiring potential customers through providing advices related to insurance product.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(z)	Selling expenses
The Group records its marketing campaign expenses and loyalty points as selling expenses.
Marketing campaign expenses consist primarily of advertising and marketing promotion expenses. Advertising and marketing expenses, amounting to approximately RMB21,606 thousand, RMB47,927 thousand and RMB71,472 thousand for the years ended December 31, 2018, 2019 and 2020, respectively, are charged to the consolidated statements of comprehensive income/(loss) as incurred. Beside marketing campaign expenses, selling expenses consist of salaries and employment benefits for employees who work in brokerage service line, office rental, telecommunications and office supply expenses incurred in connection with sales activities.
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

(aa)	General and Administrative Expenses
General and administrative expenses consist of payroll, rental, and related expenses for employees involved in general corporate functions, including finance, legal and human resources, as well as costs associated with use of facilities and equipment, such as depreciation expenses and other general corporate related expenses.
General and administrative expenses also include surcharges on VAT payments according to PRC tax.

(bb)	Others, net
Others, net, mainly consist of
non-operating
income and expenses, such as government subsidies.

(cc)	Taxation
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.
Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statements of comprehensive income/(loss) in the year of the enactment of the change.

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

(dd)	Net (loss)/profit per share
Basic loss per share is computed by dividing net (loss)/profit attributable to common shareholders by the weighted average number of common shares outstanding during the year using the two-class
method. Under the
two-class
method, net (loss)/profit is allocated between common shares and other participating securities based on their participating rights. Net (loss)/profit is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the profit or loss. Diluted (loss)/profit per share is calculated by dividing net (loss)/profit attributable to common shareholders by the weighted average number of common and dilutive common equivalents shares outstanding during the year. Common equivalents shares consist of shares issuable upon the conversion of the redeemable preferred shares using the if-converted
method, and shares issuable upon the exercise of share options using the treasury stock method. Common equivalents shares are not included in the denominator of the diluted (loss)/profit per share calculation when inclusion of such shares would be anti-dilutive.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(ee)	Segment reporting
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

(ff)	Significant Risk and Uncertainties
Currency risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB 149,908 thousand, RMB 247,354 thousand and RMB 429,970 thousand of cash and cash equivalents and restricted cash denominated in RMB as of December 31, 2018, 2019 and December 31, 2020, respectively.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(ee)	Significant Risk and Uncertainties (Continued)

Concentration of Credit Risk
Details of the customers accounting for 10% or more of total operating revenue are as follows:

	Year Ended December 31
	2018 RMB	%	2019 RMB	%	2020 RMB	%

Customer K	—	0%	—	0%	292,975	24%
Customer I	—	0%	57,081	6%	157,750	13%
Customer L	1,851	0%	35,791	4%	152,296	12%
Customer B	99,425	20%	184,035	19%	97,624	8%
Customer H	—	0%	124,946	13%	67,823	6%
Customer C	44,296	9%	142,443	14%	63,179	5%
Customer A	100,123	20%	94,182	10%	32,347	3%

	245,695	49%	638,478	66%	863,994	71%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December, 31
	2019 RMB	%	2020 RMB	%

Customer K	—	0%	67,726	29%
Customer L	1,995	1%	38,040	16%
Customer A	35,128	19%	13,057	6%
Customer I	42,444	24%	6,502	3%
Customer J	33,380	19%	6,571	3%

	112,947	63%	131,896	57%

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

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(gg)	Recent Accounting Pronouncements
In June 2016, the FASB issued ASU
2016-13,
Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale
debt securities and purchased financial assets with credit deterioration. For public business entities that are U.S. SEC filers, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2022, and interim periods within fiscal years beginning after December 15, 2023. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.
In August 2018, the FASB issued ASU
2018-13,
‘‘Fair Value Measurement (Topic 820)’’.This standard modifies disclosure requirements related to fair value measurement and is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. Implementation on a prospective or retrospective basis varies by specific disclosure requirement. The standard also allows for early adoption of any removed or modified disclosures upon issuance while delaying adoption of the additional disclosures until their effective date. The Group adopted this new standard effective on January 1, 2020. The adoption of ASU
2018-03
did not have a material impact on the Group’s consolidated financial statements.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(ff)	Recent Accounting Pronouncements (Continued)

In December 2019, the FASB issued ASU
2019-12,
‘‘Income Taxes (Topic 740)’’. This standard simplifies the Accounting for Income Taxes, removes certain exceptions for recognizing deferred taxes for investments, performing intra period tax allocations and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating income taxes to members of a consolidated group. ASU
2019-12
is effective for annual periods beginning on January 1, 2021, with earlier adoption permitted. The Group intends to adopt the ASU on the effective date of January 1, 2021 and is currently assessing the impact of adopting this standard on its consolidated financial statements.
In January 2020, the FASB issued ASU
2020-1,
‘‘investments—equity securities (Topic 321)’’. The amendments in this Update clarify the interaction of the accounting for equity securities under Topic 321 and investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU
2020-01
is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with earlier adoption permitted. The Group intends to adopt the ASU on the effective date of January 1, 2022 and is currently assessing the impact of adopting this standard on its consolidated financial statements.
In March 2020, FASB issued ASU
No. 2020-04,
“Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments are effective for all entities beginning on March 12, 2020, and the entity may elect to apply the amendments prospectively through December 31, 2022. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements.
In August 2020, the FASB issued ASU
No. 2020-06,
“Debt — Debt with Conversion and Other Options (Subtopic
470-20)
and Derivatives and Hedging — Contracts in Entity’s Own Equity
(Subtopic 815-40)”.
The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. The amendments in the ASU are effective for public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The standard is effective for EGCs for fiscal year beginning after December 15, 2023. The FASB also specified that an entity should adopt the guidance as of the beginning of its annual fiscal year and is not permitted to adopt the guidance in an interim period. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

3.	Accounts receivable, net of allowance for doubtful accounts
Account receivables, net of allowance for doubtful accounts by the Group consist of the following:

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB

Accounts receivable	181,520	234,313
Less: allowance for doubtful accounts	(1,127)	(1,724)

Accounts receivable, net	180,393	232,589

The following table summarizes the movement of the Group’s provision for doubtful accounts:

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB

Balance at the beginning of the year	574	1,127
Provision for doubtful accounts	626	709
Write-offs	(73)	(112)

Balance at the end of the year	1,127	1,724

4.	Related party balances and transactions
The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Cunjun Ma	Chief Executive Officer and Director of the Group
Individual Director or Officer	Directors or Officers of the Group
Shareholders and minority shareholders	Shareholders and minority shareholders

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB

Amounts due from related parties
Shareholders	280	251

	280	251

As of
	December 31, 2019	December 31, 2020
	RMB	RMB

Amounts due to related parties
Cunjun Ma	465	—

	465	—

The amount due from related parties represents the advance miscellaneous fees for shareholders.
The amount due to Mr. Cunjun Ma as at December 31, 2019 represents the general expenses paid by Mr. Cunjun Ma in advance. The amount has been repaid by the Company in full in April 2020.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

5.	Prepaid expenses and other receivables and Other assets
Prepaid expenses and other receivables and Other assets consist of the following, with current portion presented as Prepaid expenses and other receivables and non-current
portion presented as Other assets:

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB

Current portion:
Prepaid input value-added tax	6,000	15,331
Advances to suppliers	7,341	11,523
Rental and other deposits	4,697	11,285
Advances to share repurchase (note 14)	—	4,479
Interest receivables (a)	2,372	908
Directors and Officers Liability Insurance premium	5,181	558
Advances to staff (b)	402	395
Claim advance on behalf of insurer	1,671	371
Government subsidy	1,378	—
Others	154	117

	29,196	44,967
Less: Allowance for impairment	—	(590)

	29,196	44,377

Non-Current portion:
Capitalized IPO expenses	13,746	—
Advances to long-term assets	417	838

	14,163	838

(a)	This represented accrued interest income on bank deposits.
(b)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

6. Property, Plant and Equipment, net
Property, plant and equipment, net, consist of the following:

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB

Computer and electronic equipment	12,478	17,313
Leasehold improvements	4,873	4,958
Office furniture and equipment	2,774	2,820
Motor vehicles	987	2,360

Total	21,112	27,451
Less: Accumulated depreciation (1)	(13,106)	(17,200)

Property, equipment and equipment, net	8,006	10,251

(1)	Depreciation expenses for the years ended December 31, 2018, 2019 and 2020 were RMB 2,790 thousand, RMB 3,441 thousand and 4,684 RMB thousand, respectively.
No impairment for property, plant and equipment was recorded for the year ended December 31, 2018, 2019 and 2020.
7. Intangible assets, net
The intangible assets, net consisted of the following:

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB

Software and system	2,141	2,943
Domain name	580	580

Total	2,721	3,523
Less: Accumulated amortization (1)	(1,069)	(1,493)

Intangible assets, net	1,652	2,030

(1)	Amortization expenses for the years ended December 31, 2018, 2019 and 2020 was RMB 292 thousand, RMB 338 thousand and RMB 424 thousand, respectively.
No impairment for intangible assets was recorded for the years ended December 31, 2018, 2019 and 2020.
The amortization of the coming 5 years is:

As of
December 31, 2020
RMB

2021	512
2022	466
2023	354
2024	311
2025	211

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

8. Long-term investments

	Equity securities without readily determinable fair value	Equity Method	Total
	RMB	RMB	RMB

Balances at January 1, 2018	10,000	7,765	17,765

Additions	2,500	—	2,500
Share of earnings/(loss) of an equity investee	—	1,310	1,310

Balances at December 31, 2018	12,500	9,075	21,575

Balances at January 1, 2019	12,500	9,075	21,575

Additions	2,000	—	2,000
Share of earnings/(loss) of an equity investee	—	(180)	(180)

Balances at December 31, 2019	14,500	8,895	23,395

Balances at January 1, 2020	14,500	8,895	23,395

Additions	1,000	21,450	22,450
Share of earnings/(loss) of an equity investee	—	239	239
Reclassification	9,195	(9,195)	—

Balances at December 31, 2020	24,695	21,389	46,084

Equity securities without readily determinable fair value
As of December 31, 2019 and 2020, the Group held investment in certain equity securities without readily determinable fair value. No observable price changes on impairment were noted during the years ended December 31, 2019 and 2020.
Equity method
As of December 31, 2019 and 2020, the Group’s investments accounted for under the equity method was RMB 8,895 and RMB 21,389 thousand respectively. The Group applies the equity method of accounting to account for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control.
During the year ended December 31, 2019, the Group’s investment in Chuangbicheng decreased to 3.43% and no longer owns any seat on the board. However, as the Group contributed 34.87% of Chuangbicheng’s revenue during the year ended December 31, 2019, the Group considered it still had significant influence over Chuangbicheng and used equity method to account for this investment. During the year ended December 31, 2020, the Group was granted redemption option in the investment in Chuangbicheng. The investment in Chuangbicheng no longer qualifies for accounting under the equity method and was then reclassified into equity securities without readily determinable fair value.
During the year ended December 31, 2020, the Group invested RMB 19,000 thousand in cash for 49.26% equity interest in a private equity fund, Nanjing Qiqian Alpha Equity Investment LLP. As the Group has significant influence over the private equity fund, the investment was accounted for using the equity method.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

9. Short-term borrowing

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB

Bank borrowings (1)	30,000	30,000
Current portion of long-term borrowings (note 13)	6,880	1,540

	36,880	31,540

(1)	The Group obtained short-term borrowings to support its operation. The borrowings bear interest ranging from 5.87% to 8.00% as of December 31, 2019 and 4.50% as of December 31, 2020.
10. Other payables and accrued expenses and Other
non-current
liabilities
Other payable and accrued expenses and Other
non-current
liabilities consist of the following, with current portion presented as Other payable and accrued expenses and non-current
portion presented as Other
non-current
liabilities:

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB

Current portion:
Other tax payables	7,469	12,797
Professional fees	9,807	5,623
Other payable to suppliers	5,992	4,208
Accrued marketing expense -loyalty points	595	3,175
Advances from the insured	3,593	3,047
Government housing benefit	840	800
Deposits	269	312
Interest payable	53	206
Rental expense payable	637	—
Others	956	985

	30,211	31,153

Non-Current portion:
Payables for long-term assets	518	—

Other non-current liabilities total	518	—

11. Employee benefits
Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance unemployment insurance, maternity insurance, on-the-job
injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB 22,750 thousand, RMB 30,248 thousand and RMB 18,924 thousand for the years ended December 31, 2018, 2019 and 2020, respectively.

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
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the subsidiary established in Hong Kong is subject to 16.5% income tax rate on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.
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
The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested
and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the years presented.
Composition of income tax expense
The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income/(loss) during the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Current income tax expense	88	37	2,234
Deferred income tax expense/(benefit)	190	20	(466)

Income tax expense	278	57	1,768

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

12. Income taxes (Continued)

Tax Reconciliation
Reconciliation between the income tax expense computed by applying the EIT tax rate to income before income taxes and actual provision were as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Profit/(Loss) before income tax	3,206	15,025	(16,524)

Tax expense/(benefit) at EIT tax rate of 25%	802	3,756	(4,131)
Effect of different tax rates applicable to different subsidiaries of the Group	6,381	(3,394)	490
Changes in valuation allowance	(9,343)	(24,412)	1,290
Investment income not subject to tax	(17)	(171)	(34)
Expenses not deductible for tax purposes	2,679	29,067	11,561
Research and development tax credit	(3,261)	(4,789)	(7,408)
Effect on deferred tax assets due to change in tax rates	3,037	—	—

Income tax expense	278	57	1,768

Deferred tax assets and deferred tax liabilities
The following tables sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	December 31, 2019	December 31, 2020
	RMB	RMB

Deferred tax assets
Net accumulated losses carry forward	30,177	31,218
Depreciation and amortization	118	160
Allowance for doubtful accounts	251	575
Accrued expenses	2,729	3,153
Less: valuation allowance	(33,211)	(34,501)

Net deferred tax assets	64	605

Deferred tax liabilities
Gain on equity method investee	530	605

Net deferred tax liabilities	530	605

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

12. Income taxes (continued)

Movement of valuation allowance

	For the years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Balance at the beginning of the year	66,966	57,623	33,211
Additions	7,182	2,173	7,318
Reversals	(16,525)	(26,585)	(6,028)

Balance at end of the year	57,623	33,211	34,501

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
As of December 31, 2018, 2019 and 2020, the Group had net operating loss carryforwards of approximately RMB 55,346 thousand, RMB 30,177 thousand and RMB 31,218 thousand, respectively, which arose from the subsidiaries, VIE and the VIE’s subsidiary established in PRC. As of December 31, 2018, 2019 and 2020, of the net operating loss carryforwards, RMB 55,217 thousand, RMB 30,113 thousand and RMB 30,613 thousand was provided for valuation allowance respectively, while the remaining RMB 129 thousand, RMB 64 thousand and RMB 605 thousand is expected to be utilized prior to expiration considering future taxable income for respective entities. In 2018, 2019 and 2020, the net operating loss carry forward of Shenzhen Huize, Huize Technology and Chengdu Huize was provided for the addition of valuation allowance, because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimates of its future taxable income. The reversal of valuation allowance was mainly caused by the decrease of net operation loss carry forward of Shenzhen Huize and Huize Technology, both of which have taxable profit during 2020
.
According to the Circular of relevant governmental regulatory authorities of Taxation on Extending the Loss Carry-over Period of High-tech Enterprises and High-tech SMEs (Cai Shui [2018] No. 76), from January 1, 2018, the enterprises that have the qualifications of high-tech enterprises or high-tech SMEs will be able to make up for the losses that have not been utilized in the previous five years before the qualification year. The longest carry-over period is extended from 5 years to 10 years. As of December 31, 2020, the net operating loss carryforwards will expire during the period from 2023 to 2030, if unused.
Uncertain tax positions
The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2018, 2019 and 2020. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2020.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

13. Long-term borrowing
The following table summarizes the details of the Group’s long-term borrowings:

Type	Maturity Date	Principal Amount	Interest Rate Per Annum	As of
				December 31, 2019	December 31, 2020
				RMB	RMB

Bank loan	September 30, 2020	15,000	7.00%	6,818	—
Bank loan	October 1, 2020	25,000	7.00%	62	—
Bank loan	May 20, 2022	20,000	4.60%	—	20,000
Bank loan	May 19, 2023	20,000	4.75%	—	20,000
Bank loan	July 19, 2022	15,400	3.85%		15,400

Total				6,880	55,400

Less: Current portion of long-term borrowings				(6,880)	(1,540)

				—	53,860

As of December 31, 2019, there were no assets pledged as collateral, the loan was
guaranteed by the credit of Huiye Tianze. As of December 31, 2020, the loans with maturity date of May 20, 2022 and May 19, 2023 were pledged by the deposits of HK Smart Choice and the loan with maturity date of July 19, 2022 was pledged by the deposits of HK Smart Choice and the credit of Huize Insurance Brokerage. Interest is payable on a monthly basis.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

14. Common shares
The Company’s Memorandum and Articles of Association authorizes the Company to issue up to 4,549,953,780 common shares with a par value of US$0.00001 per shares. As of December 31, 2019, the Company has 483,310,373 shares issued and outstanding. Each common share is entitled to one vote.
On February 12, 2020, The Company completed its IPO on the Nasdaq Global Market. 5,322,453 ADSs (including 72,453 ADSs sold upon the full exercise of the underwriters’ over-allotment options), representing 106,449,060 Class A common shares, were issued and sold to the public at a price of US$10.5 per ADS.
Upon the completion of IPO, the Group divided its common shares into Class A common shares and Class B common shares. Holders of Class A common shares will be entitled to one vote per share, while holders of Class B common shares will be entitled to 15 votes per share. Each Class B common share is convertible into one Class A common share at any time by the holder thereof, while Class A common shares are not convertible into Class B common shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B common shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into an equal number of Class A common shares.
All of the 150,591,207 common shares held by Huidz Holding Limited, an entity controlled by Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, was re-designated
as Class B common shares. Upon the completion of this offering, Mr. Cunjun Ma beneficially owned an aggregate of 150,591,207 Class B common shares, which represented 76.4% of the Company’s total voting power. All the issued and outstanding redeemable preferred shares and the rest of common shares converted into Class A common shares on a one-for-one
basis.
The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.
In April 2020, board of directors authorized a share repurchase program under which the Company may repurchase up to US$10 million of its outstanding
ADSs
over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and the Company’s insider trading policy.
In May 2020, the Company paid the CITI Group Global Markets INC., the agent of the share repurchase program, US$1 million for the share repurchase, which was recorded as prepaid expense and other receivables. In 2020, the Company repurchased 44,809 ADS
s
in total (equivalent to 896,180 shares) and paid US$311,238 for the repurchase and US$896 for the commission fee as deduction from the prepaid expense and other receivables. Total payment was recorded as the cost of treasury stock RMB 2,063 thousand.

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
In July 2018, the Company issued a convertible bond (“CB”) at an interest rate of 15% per year to certain third party investors for an aggregate principal amount of RMB 33,000 thousand. According to the contract, the CB holders have the right at its sole discretion, to convert the bond into Redeemable Preferred Shares within 20 working days after 90 days from the issuance date (this 90 days is referred to as “CB interest period”) at a conversion price of RMB1.48 per share. The 20 working-day
is a conversion period. If the CB holders decide not to convert, the Company shall repay the principal and interest of the CB that has not been converted into shares within 90 days (“repayment period”). If the Company cannot repay the principal and interest in the repayment period, the 2018 CB holders have the right to convert the CB into Redeemable Preferred Shares of the Company at the price of RMB 0.74 per share during 30 working days after the repayment period. During the year ended December 31, 2018, 16,574,460 Redeemable Preferred Shares (“Series B++ Redeemable Preferred Shares) were converted from the convertible bond with the principal amount of RMB 24,520 thousand and interest amount of RMB 907 thousand.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

15. Redeemable preferred shares and convertible bond (continued)

The Group’s redeemable preferred shares activities for the years ended December 31, 2018, 2019 and 2020 are summarized below:

	Series A Shares		Series B Shares		Series B+ Shares		Series B++ Shares
	Number of Shares	Amount (RMB)	Number of Shares	Amount (RMB)	Number of Shares	Amount (RMB)	Number of Shares	Amount (RMB)

Balances as of January 1, 2018	204,022,000	73,225	185,512,580	223,998	43,937,180	70,005	—	—
	—	—	—	—	—	—	16,574,460	25,427
Redeemable Preferred Shares redemption value accretion	—	5,165	—	17,920	—	5,601	—	432
Balances as of December 31, 2018	204,022,000	78,390	185,512,580	241,918	43,937,180	75,606	16,574,460	25,859

Balances as of January 1, 2019	204,022,000	78,390	185,512,580	241,918	43,937,180	75,606	16,574,460	25,859
Redeemable Preferred Shares redemption value accretion	—	5,682	—	19,354	—	6,048	—	1,770

Balances as of December 31, 2019	204,022,000	84,072	185,512,580	261,272	43,937,180	81,654	16,574,460	27,629

Balances as of January 1, 2020	204,022,000	84,072	185,512,580	261,272	43,937,180	81,654	16,574,460	27,629
Redeemable Preferred Shares redemption value accretion	—	788	—	2,634	—	701	—	151
Conversion and re-designation of preferred shares into Class A common shares	(204,022,000)	(84,860)	(185,512,580)	(263,906)	(43,937,180)	(82,355)	(16,574,460)	(27,780)

Balances as of December 31, 2020	—	—	—	—	—	—	—	—

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
As explained in note 14, all the redeemable preferred shares conversed into Class A common shares on a one-for-one
basis upon the completion of IPO.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

16. Share-based compensation
Share-based compensation was recognized in operating expenses for the years ended December 31, 2018, 2019 and 2020 as follows:

	For the year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Cost of revenue	9	43	410
Selling expenses	110	6,514	10,642
General and administrative expenses	726	87,980	40,820
Research and development expenses	122	421	381

	967	94,958	52,253

Share Options before 2019
During the year ended December 31, 2019, the Group granted a total of 210,900 share options which have a vesting condition of one year.
The following table sets forth the activities under the Company’s share options for the years ended December 31, 2018 and 2019:

	Number of options	Weighted Average exercise price	Aggregate intrinsic value RMB

Outstanding at January 1, 2018	12,860,000	0.53
Granted	316,360	1.42
Exercised	—	—
Forfeited	(2,080,000)	0.55
Outstanding at January 1, 2019	11,096,360	0.55
Granted	—	—
Exercised	(7,420,000)	0.56
Forfeited	(3,676,360)	0.52

Outstanding at December 31, 2019	—	—	—

Exercisable at December 31, 2019	—	—	—

The weighted average grant date fair value of options granted during 2018 was RMB 1.22 per share. The total intrinsic value of options exercised during 2018 was RMB nil thousand.
Global Share Incentive Plan
In June 2019, the Company adopted a Global Share Incentive Plan (the “Global Plan”), which includes Option Grant, Restricted Shares Plan and Shares Award.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

16. Share-based compensation (continued)

Option Plan
Under the Option Award Agreement, options which granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the Option Grant includes a condition where employees can only exercise vested options upon the occurrence of that the Company’s common shares become listed securities, which substantially creates a performance condition (“IPO Condition”). Meanwhile, the Company offers their employees broker-assisted cashless exercise programs to help the employees exercise their stock options without having to use their personal funds to pay for the exercise price. The options are classified as liability-classified award. As at December 31, 2019, The Company granted 19,463,440 share options to certain of its employees. As in February 2020, the Company finished its initial public offering, the share-based compensation cost has been recognized accordingly. As of December 31 2020, 707,396 share options have been exercised.
The following table summarized the Company’s activities under the Option Plan for the years ended December 31, 2019 and 2020:

	Number of options	Weighted Average exercise price (US$)

Outstanding at January 1, 2019	—	—
Granted	19,463,440	0.1607
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2019	19,463,440	0.1607

Vested and exercisable at December 31, 2019	—	—

Outstanding at January 1, 2020	19,463,440	0.1607
Granted	—	—
Exercised	(707,396)	0.1607
Forfeited	(2,601,993)	—

Outstanding at December 31, 2020	16,154,051	0.1607

Vested and exercisable at December 31, 2020	5,004,126	0.1607

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

16. Share-based compensation (continued)

The following table summarizes information regarding the share options outstanding as of December 31, 2020:

	As of December 31, 2020
	Options number	Weighted average exercise price per option	Weighted average remaining contractual life (years)	Aggregate intrinsic value
		US$		US$ in thousand

Outstanding	16,154,051	0.1607	8.50	3,059
Exercisable	5,004,126	0.1607	8.50	948
Expected to vest	11,149,925	0.1607	8.50	2,111
The weighted average fair value of the options was US$ 0.2030 per option as of December 31, 2020.
The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the fair value of the underlying stock at December 31, 2020.
The fair value of the option plan was estimated on the date of each balance sheet date using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

2020

Exercise price (US$)	0.1607
Expected forfeiture rate (post-vesting)	8.30%
Expected volatility	39.58%
Excepted term (in years)	8.50
Expected dividend yield	0%
Risk-free interest rate	0.7781%
Risk-free interest rate is estimated based on the yield curve of US Treasury BVAL Curve from Bloomberg as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

16. Share-based compensation (continued)

Employees Restricted Shares Plan
Under the Employees Restricted Shares Award Agreement, restricted shares which granted to employees vest upon satisfaction of a service condition and a performance condition, which is generally satisfied over four years. The restriction will be removed along with the satisfaction of the service condition. As at December 31, 2020, the Company granted 23,809,190 restricted common shares to certain senior management through Bodyguard Holding Limited (“Bodyguard”) as a holding platform.
The following table summarized the Company’s restricted shares activities under the Employees Restricted Shares Plan for the years ended December 31, 2019 and December 31, 2020:

	Options to Employees	Weighted Average Grant-Date Fair Value

Non-vested at January 1, 2019	—	—
Granted	23,809,190	4.20
Vested	—	—
Forfeited	—	—

Non-vested at December 31, 2019	23,809,190	4.20

Non-vested at January 1, 2020	23,809,190	4.20
Granted	—	—
Vested	(7,000,739)	—
Forfeited	(3,475,844)	—

Non-vested at December 31, 2020	13,332,607	4.20

Restricted shares granted to employees are measured based on their grant-date fair values and recognized as compensation cost on a graded-vesting method over the requisite 4 years’ service period. The weighted average grant date fair value of restricted shares was RMB 4.20 per share. As at December 31, 2019 and 2020, there were a total of RMB 27,102 thousand and 35,880 thousand share-based compensation expenses were recognized, respectively. As of December 31, 2020, there were RMB 22,441 thousand unrecognized share-based compensation.
Shares Award
Under the Shares Award Agreement, 14,229,183 common shares were awarded to Mr. Cunjun Ma directly through an entity wholly owned by Mr. Cunjun Ma with no consideration on June 30, 2019. The fair value of the shares awarded was RMB 4.20 per share, and a total of RMB 59,778 thousand share-based compensation expense was recognized on June 30, 2019. No shares awarded during the year ended December 31, 2020.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

17. Operating revenue

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Brokerage income
-Life and Health insurance business	371,011	902,596	1,166,118
-Property and Casualty insurance business	132,536	79,528	49,316

Brokerage income subtotal	503,547	982,124	1,215,434

Other income	5,281	11,195	4,788

Total operating revenue	508,828	993,319	1,220,222

18. Selling expense

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Salaries and employment benefits	61,843	97,000	129,327
Advertising and marketing expenses	21,606	47,927	71,472
Share-based compensation expenses	110	6,514	10,642
Rental and utilities expenses	5,263	5,323	6,961
Office expenses	2,132	3,658	5,877
Travelling expenses	1,655	1,927	1,689
Depreciation and amortizations	383	289	444
Business development	466	471	384
Others	1,155	1,556	3,642

Total	94,613	164,665	230,438

19. General and administrative expenses

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Salaries and employment benefits	28,963	35,547	51,457
Share-based compensation expenses	726	87,980	40,820
Professional service expenses	3,910	13,343	20,075
Bank charges	3,374	7,380	7,849
Directors and Officers Liability Insurance premium	—	—	6,127
VAT Surcharge	2,136	3,423	3,845
Office expenses	1,554	3,058	3,811
Rental and utilities expenses	1,158	1,468	2,332
Depreciation and amortizations	1,201	1,538	1,875
Travelling expenses	719	2,682	1,648
Bad debt expense	376	626	1,218
Other	2,060	4,771	9,150

Total	46,177	161,816	150,207

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

20. Interest expenses

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Interest on convertible bond	26,249	—	—
Interest expenses	862	190	1,157

Total	27,111	190	1,157

21. Net loss per share
Basic net loss per share and diluted net loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2018, 2019 and 2020 as follows:

	For the Year Ended December 31,
	2018	2019	2020
		RMB	RMB

Numerator:
Net profit/(loss)	2,928	14,968	(18,292)
Less: Net profit/(loss) attributable to non-controlling interests	(224)	66	—

Net profit/(loss) attributable to common shares and redeemable preferred shares	3,152	14,902	(18,292)
Redeemable Preferred Shares redemption value accretion	(29,118)	(32,854)	(4,274)
Allocation to redeemable preferred shareholders	(1,558)	(7,431)	1,074
Net loss attributable to common shareholders-Basic and diluted	(27,524)	(25,383)	(21,492)

Denominator:
Denominator for basic loss per share weighted-average common shares outstanding	445,272,000	452,445,068	963,817,614
Dilutive effect of restricted shares	—	—	—
Dilutive effect of share options	—	—	—
Denominator for diluted loss per share weighted-average common shares outstanding	445,272,000	452,445,068	963,817,614

Basic and diluted loss per share	(0.06)	(0.06)	(0.02)
The potentially dilutive securities that were not included in the calculation of above dilutive net loss per share in the years presented where their inclusion would be anti-diluted include restricted shares of 3,220,130 and 1,789,534 for the years ended December 31, 2019 and 2020, respectively, and share options of 4,114,655 shares for the year ended December 31, 2020, on a weighted average basis.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

22. Lease
The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

As of December 31, 2020
RMB

Operating lease right-of-use assets	267,352
Operating lease liabilities	264,869
Lease expenses for these leases are recognized on a straight-line basis over the lease term. For short-term leases over which the Group has elected not to apply the recognition requirements of ASC 842, the Group has recognized the lease payments as expenses on a straight-line basis over the lease term. For the year ended December 31, 2019, total rental expenses under all operating leases were RMB 6,941 thousand. For the years ended December 31, 2020, total lease cost is comprised of the following:

For the years ended December 31, 2020
RMB

Operating lease cost	8,293
Short term lease cost	622

Total lease cost	8,915

The following table presents the maturity of the Group’s operating lease liabilities as of December 31, 2020:

As of December 31, 2020
RMB

2021	25,598
2022	21,922
2023	21,126
2024	33,303
2025	35,268
Thereafter	210,502

Total operating lease payments (undiscounted)	347,719
Less: Imputed interest	(82,850)

Total operating lease liabilities (discounted)	264,869

As of December 31, 2020, the Group has no significant lease contract that has been entered into but not yet commenced.
Supplemental cash flow information related to the operating leases was as follow (in thousands):

As of December 31, 2020
RMB

Cash paid for amounts included in operating lease liabilities	11,383

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

23. Commitments and contingencies
The Group had the capital commitment relating to long-term investments of RMB 500 thousand as of December 31, 2019 and RMB 31,000 thousand as of December 31, 2020.
24. Parent company only condensed financial information
The condensed financial information of the Company has been prepared in accordance with SEC Regulation
S-X
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
The Company did not have significant capital and other commitments or guarantees as of December 31, 2020. The subsidiaries did not pay any dividend to the Company for the years presented.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

24. Parent company only condensed financial information (continued)

Balance sheet

	As of December 31,
	2019	2020
	RMB	RMB	USD$ Note 2(f)

Assets
Cash and cash equivalent	62	187,217	28,692
Contract assets	—	216	33
Amount due from related parties	—	189	29
Prepaid expense and other receivables	8,480	131,895	20,214
Long-term investments	152,845	179,059	27,442
Other assets	763	—	—

Total assets	162,150	498,576	76,410

Liabilities and Shareholders’ (Deficit)/equity
Other payables and accrued expenses	16,176	14,836	2,274
Payroll and welfare payable	—	15,057	2,308

Total liabilities	16,176	29,893	4,582

Mezzanine equity
Series A redeemable preferred shares (US$0.00001 par value per share; 204,022,000 shares and 204,022,000 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	84,072	—	—
Series B redeemable preferred shares (US$0.00001 par value per share; 185,512,580 shares and 185,512,580 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	261,272	—	—
Series B+ redeemable preferred shares (US$ 0.00001 par value per share; 43,937,180 shares and 43,937,180 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	81,654	—	—
Series B++ redeemable preferred shares (US$0.00001 par value per share; 16,574,460 shares and 16,574,460 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	27,629	—	—

Total mezzanine equity	454,627	—	—

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

24. Parent company only condensed financial information (continu
e
d)

Balance sheet(continued)

	As of December 31,
	2019	2020
	RMB	RMB	USD$ Note 2(f)

Shareholders’ (Deficit)/equity
Common shares (US$0.00001 par value; 483,310,373 shares and nil shares issued and outstanding as of December 31, 2019 and 2020)	33	—	—
Class A common shares (US$0.00001 par value; nil shares issued and outstanding as of December 31, 2019; 894,456,046 shares issued and 888,506,366 shares outstanding as of December 31, 2020)	—	62	10
Class B common shares (US$0.00001 par value; nil and 150,591,207 s hares issued and outstanding as of December 31, 2019 and December 31, 2020, respectively)	—	10	2
Treasury stock (nil and 896,180 shares as of December 31, 2019 and December 31, 2020, respectively)	—	(2,063)	(316)
Additional paid-in capital	64,882	884,920	135,620
Accumulated other comprehensive income/(loss)	414	(21,972)	(3,368)
Accumulated deficit	(373,982)	(392,274)	(60,120)

Total shareholders’ (deficit)/equity	(308,653)	468,683	71,828

Total liabilities and shareholders’ (deficit)/equity	162,150	498,576	76,410

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

24. Parent company only condensed financial information (continued)

Statement of Comprehensive Income/(Loss)

	Year Ended December 31,
	2018	2019	2020
	RMB		RMB	USD$ Note 2(f)

Operating revenue
Other income	—	—	228	35

Total operating revenue	—	—	228	35

Operating cost and expenses
General and administrative expenses	(50)	(521)	(4,611)	(707)

Operating loss	(50)	(521)	(4,383)	(672)

Other expense
Interest (expense)/income	(26,249)	—	11	2
Unrealized exchange (loss)/income	(325)	(97)	421	65

Loss before income tax, and share of loss of subsidiaries and VIEs	(26,624)	(618)	(3,951)	(605)

Share of income/(loss) of subsidiaries and VIEs	29,776	15,520	(14,341)	(2,198)

Net profit/(loss)	3,152	14,902	(18,292)	(2,803)

Redeemable preferred shares redemption value accretion	(29,118)	(32,854)	(4,274)	(655)
Allocation to redeemable preferred shares	(1,558)	(7,431)	1,074	165

Net loss attributable to common shareholders	(27,524)	(25,383)	(21,492)	(3,293)

Net profit/(loss)	3,152	14,902	(18,292)	(2,803)
Foreign currency translation adjustment, net of tax	295	119	(22,386)	(3,431)

Total comprehensive income/(loss)	3,447	15,021	(40,678)	(6,234)

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

24. Parent company only condensed financial information (continued)

Statement of cash flows

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	USD$
Cash flows from operating activities:
Net profit/(loss)	3,152	14,902	(18,292)	(2,803)
Adjustments to reconcile net profit/(loss) to net cash used in operating activities:
Unrealized exchange income/(loss)	325	97	(421)	(65)
Share of (income)/loss of subsidiaries and VIEs	(29,776)	(15,520)	14,341	2,198
Interest expense/(income)	26,249	—	(11)	(2)

	(50)	(521)	(4,383)	(672)

Changes in operating assets and liabilities:
Increase/(decrease) in other payables and accrued expenses	8,793	1,343	(1,340)	(205)
(Increase)/decrease in prepaid expense and other receivables	(8,743)	(59)	(139,123)	(21,322)
(Increase)/decrease in other assets	—	(763)	—	—
(Increase)/decrease in account receivables and contract assets	—	—	(216)	(33)
(Increase)/decrease in amount due from related parties	—	—	(189)	(29)

Net cash (used in)/provided by operating activities	—	—	(145,251)	(22,261)

Cash flows from investing activities:
Investments in subsidiaries and consolidated VIEs	—	—	(245)	(38)

Net cash provided/(used in) by investing activities	—	—	(245)	(38)

Cash flows from financing activities:
Proceeds from issuance of common shares and redeemable preferred shares	—	62	—	—
Proceeds from initial public offering, net of issuance costs	—	—	340,479	52,181
Proceeds from exercise of options	—	—	503	77
Repurchase of Class A common shares	—	—	(2,063)	(316)

Net cash provided by financing activities	—	62	338,919	51,942

Effect of exchange rate changes on cash and cash equivalents	—	—	(6,268)	(961)

Net increase in cash and cash equivalents and restricted cash	—	62	187,155	28,682
Total cash and cash equivalents and restricted cash at beginning of year	—	—	62	10

Total cash and cash equivalents and restricted cash at end of year	—	62	187,217	28,692

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

25. Restricted net asset
Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax
income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB nil as of December 31, 2018, 2019 and 2020 as the Company is in accumulative loss situation. There are no differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. In addition, restricted cash and insurance premium receivables of the VIE and its subsidiaries can only be used to settle relevant obligations of the VIE and its subsidiaries. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.
For the year ended December 31, 2020, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation
S-X
Rule 4-08
(e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2020 and the condensed financial information of the Company are not required to be presented.
26. Subsequent events
The Company evaluated its subsequent events through March [22], 2021, the date on which these financial statements were issued, with no material events or transactions needing recognition or disclosure found.