Form 20-F
period 2021-12-31
Huize Holding Ltd
filed 2022-04-27
CIK 1778982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
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
49/F, Building T1, Qianhai Financial Centre, Linhai Avenue,
Qianhai
Shenzhen-Hong
Kong Cooperation Zone, Shenzhen 518000
People’s Republic of China
(Address of Principal Executive Offices)

Ronald Tam
49/F, Building T1, Qianhai Financial Centre, Linhai Avenue,
Qianhai
Shenzhen-Hong
Kong Cooperation Zone, Shenzhen 518000
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
As of December 31, 2021, there were (i) 886,166,726 Class A common shares issued and outstanding, par value US$0.00001 per share, and (ii) 150,591,207 Class B common shares issued and outstanding, par value US$0.00001 per share.
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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents 20 Class A common shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A common shares” are to our Class A common shares, par value $0.00001 per share, carrying one vote per share;

•	“Class B common shares” are to our Class B common shares, par value $0.00001 per share, carrying 15 votes per share;

•	“common shares” are to our Class A common shares and/or our Class B common shares, par value US$0.00001 per share, as the context may require;

•	“GWP” are to gross written premiums, which include first year premiums and renewal premiums where applicable;

•	“insurer partners” are to the insurance companies we work with who underwrite insurance products on our platform;

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

•	“our WFOE” are to Zhixuan International Management Consulting (Shenzhen) Co., Ltd.;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•	“VIE” are to Shenzhen Huiye Tianze Investment Holding Co., Ltd.;

•
“we,” “us,” “our company” and “our” are to Huize Holding Limited, our Cayman Islands holding company and where the context may require, include its subsidiaries, and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity in China.

When disclosing our operating matrix, we only took into consideration our business operation in mainland China. An insurance product with a term that is longer than one year is categorized as a long-term insurance product. An independent platform refers to a platform that is not affiliated with insurance companies or other insurance industry participants.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 31, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of insurance industry in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with insurance clients, insurance companies and other partners;

•	competition in our industry;

•	our proposed use of proceeds;

•	relevant government policies and regulations relating to our industry; and

•	potential impact of COVID-19 pandemic on our current and future business development, financial condition and results of operations.
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
Our Holding Company Structure and Contractual Arrangements with the VIE
Huize Holding Limited is not an operating company but rather a Cayman Islands holding company with no equity ownership in its VIE. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in China primarily through (i) the VIE with which we have maintained contractual arrangements, and (ii) the VIE’s subsidiaries in China. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in internet-based business and insurance intermediary business. Therefore, we operate such business in China through the variable interest entity, Shenzhen Huiye Tianze Investment Holding Co., Ltd., which we refer to as the VIE in this annual report, and its subsidiaries in China, and rely on contractual arrangements among our WFOE, the VIE and its shareholders to control the business operations of the VIE. Investors in our ADSs thus are not purchasing direct equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. As used in this annual report, “Huize,” “we,” “us,” “our company” or “our” refers to Huize Holding Limited, and where the context requires, includes its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and its subsidiaries in China.
A series of contractual agreements, including power of attorney, equity pledge agreement, exclusive business cooperation agreement and exclusive option and equity custody agreement, have been entered into by and among our WFOE, the VIE and its shareholders. In particular, through:

(i)
the power of attorney, pursuant to which each shareholder of the VIE irrevocably authorized our WFOE or any person designated by our WFOE to act as its attorney-in-fact
to exercise all of its rights as a shareholder of the VIE, and the equity pledge agreement, pursuant to which the shareholders of the VIE have pledged the 100% equity interests in the VIE to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive business cooperation agreement, exclusive option and equity custody agreement and power of attorney, we retain effective control over the VIE;

(ii)
the exclusive business cooperation agreement, pursuant to which our WFOE has the exclusive right to provide the VIE with comprehensive technology and business support as well as the relevant consultations services required by the business of the VIE, or to appoint a third party to provide the VIE with such services, we may receive substantially all economic benefits from the VIE; and

(iii)
the exclusive option and equity custody agreement, pursuant to which each of the shareholders of the VIE has irrevocably granted our WFOE an exclusive option to purchase, or have its designated third party to purchase, at its discretion, all or part of his or its equity interests in the VIE and/or the assets that the VIE holds at a nominal consideration or the lowest price permitted by applicable PRC law, we have the option to purchase the equity interest in and assets of the VIE at low cost.

The VIE is consolidated for accounting purposes; however, neither our Cayman Islands holding company nor the investors in the holding company have an equity ownership or direct investment in the VIE. Our Cayman Island holding company is considered the ultimate primary beneficiary of the VIE and consolidates the VIE and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the VIE as our consolidated entity under U.S. GAAP and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholder.”
Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Our Cayman Islands holding company that investors own equity interest in may never directly hold equity interests in the businesses that are conducted by the VIE. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiary, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” In addition, the contractual arrangements may not be as effective as equity ownership in providing us with control over the VIE, and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, based on officially published and publicly available judgements, the legality and validity of VIE contractual arrangements have not been tested in a court of law in the PRC. There are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant VIE through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the variable interest entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIE, and its shareholders for our operations in China, which may not be as effective as equity ownership in providing operational control,” and “—The shareholders and directors of the VIE may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries, the VIE and its material subsidiaries as of the date of this annual report:

Huize Holding Limited (Cayman Islands)
100%
Smart Choice Ventures Limited (British Virgin Islands)
100%
Hong Kong Smart Choice Ventures Limited (Hong Kong)
100%
Huize Global (HK) Limited
100%
Huize Hong Kong Insurance Broker Limited
Outside PRC
100%
Inside PRC
Zhixuan International Management Consulting (Shenzhen) Co., Ltd., or the WFOE
Shenzhen Huiye Tianze Investment Holding Co., Ltd., or the VIE
100%
Huize Insurance Brokerage Co., Ltd.
100%
Shenzhen Huize Shidai Co., Ltd.
100%
Huize (Chengdu) Internet Technology Co., Ltd.
100%
Shenzhen Zhixuan Wealth Investment Management Co., Ltd.
100%
Hefei Huize Internet Technology Co., Ltd.
100%
Shanghai Senhao Insurance Agency Co., Ltd.
Equity interest
100% ownership unless otherwise indicated
Contractual arrangements
Entity in which the investors hold their interest
Intermediary holding entities
Operating entities

Note

(1)
Shareholders of Shenzhen Huiye Tianze Investment Holding Co., Ltd., or Huiye Tianze, are: (1) Shenzhen Huidecheng Investment Development Limited Partnership and Shenzhen Huideli Consulting Management Limited Partnership, both as our PRC ESOP holding entities, holding an aggregate of 27.56% shares in Huiye Tianze; (2) PRC holding entities of the shareholders of our Cayman Islands holding company, holding shares in Huiye Tianze in a shareholding structure substantially identical to their respective shareholding in our company, and the PRC holding entity of SAIF IV Healthcare (BVI) Limited, a former shareholder of our Cayman Islands holding company.

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the VIE, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on or remain listed on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. In addition, since our auditor is headquartered in the mainland of China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB. As a result, our ADSs may be delisted and our ADSs and shares may be prohibited from trading in the over-the-counter
market under the Holding Foreign Companies Accountable Act. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”
Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our PRC subsidiary, the VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, as advised by Commerce & Finance Law Offices, our legal counsel as to PRC Law, our PRC subsidiary, the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIE and its subsidiaries in the PRC in all material respects, including, among others, the value-added telecommunications business operating license, the license to operate insurance brokerage business, the license to operate insurance agency business, the record-filing certificate on insurance adjustment assessment business and the record-filing certificate on the graded protection of information system security. Any failure to obtain or delay in obtaining such permissions or approvals, or a rescission of any such approval if obtained by us, would subject us to sanctions by the applicable PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business” and “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”
Furthermore, as advised by Commerce & Finance Law Offices, our legal counsel as to PRC Law, the VIE or one of its subsidiaries in China specified by us may be required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, in connection with offering and listing in an overseas market. Under current PRC laws, regulations and regulatory rules, our operating entities in China may also be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. As of the date of this annual report, we have not been required to file with the CSRC, nor have we been subject to any cybersecurity review initiated by the CAC. If (i) we fail to obtain the relevant approval or complete other filing procedures, (ii) we inadvertently conclude that such approval or filing procedures are not required, while they actually are required, or (iii) we are required to obtain the relevant approval or complete other filing procedures as a result of changes of applicable laws, regulations or interpretations thereof but fail to do so, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Our business generates and processes a large amount of data, and is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Any failure to protect the core data, important data or a large amount of personal information as required by relevant laws and regulations, or improper use or disclosure of such data may subject us to liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation, and deter our clients from using our online platform.”

Cash Flows through Our Organization
We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE is subject to internal approval. The cash of our group is under the unified management of our finance department, and is dispatched and applied to each operating entity based on the budget and operating conditions of the specific operating entity. Each cash requirement, after raised by an operating entity, is required to go through a three-level review process of our finance department. The funding team of the finance department will allocate the cash to the operating entity after the application for cash requirement is approved by the responsible person in the finance department. To date, we have not had difficulty in transferring cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE. The cash inflows of the Cayman Islands holding company were primarily generated from our initial public offering in February 2020. In 2020 and 2021, the Cayman Islands holding company transferred cash in the total amount of RMB196.7 million (US$30.9 million) to our PRC subsidiary and the subsidiaries of the VIE through our offshore intermediate holding entities in two methods: (i) Hong Kong Smart Choice Ventures Limited, our Hong Kong subsidiary, made capital contribution to Zhixuan International Management Consulting (Shenzhen) Co., Ltd., our WFOE, in the amount of RMB0.5 million in 2020, and RMB129.5 million (US$20.3 million) in 2021; our WFOE and its subsidiary then provided inter-company loan of RMB128.0 million (US$20.1 million) to the VIE in 2021; (ii) through cross-border guarantee, where our Hong Kong subsidiary provided guarantee to certain China-based commercial banks or their offshore branches by pledging offshore cash deposits, and the onshore branches of these banks granted loans to the subsidiaries of the VIE, namely, Huize Insurance Brokerage Co., Ltd. and Shenzhen Huize Shidai Co., Ltd, in the amount of RMB85.4 million in 2020, and RMB14.0 million (US$2.2 million) in 2021. The subsidiaries of the VIE repaid the loan in a total amount of RMB32.7 million (US$5.1 million) in 2021.
For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, no subsidiaries paid dividends or made other distributions to the Cayman Islands holding company, and no dividends or distributions were paid or made to U.S. investors. We intend to settle service fees under our contractual arrangements with the VIE when there is a business need and as our WFOE sees fit. For details of the financial position, cash flows and results of operations of the VIE and its subsidiaries, see “Item 3. Financial Information Related to the Consolidated Variable Interest Entity.”
As a Cayman Islands holding company, we may receive dividends from our PRC subsidiary through Hong Kong Smart Choice Ventures Limited. The Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementing rules, provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China.
Dividends paid by our wholly foreign-owned subsidiary in China to our intermediate holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. Furthermore, effective from January 1, 2020, a Hong Kong entity is entitled to judge by itself that it meets the conditions for entitlement to such treaty benefits. It could obtain such entitlement by itself at the time of making tax returns, or at the time of making withholding declarations via withholding agents. At the same time, the Hong Kong entity shall collect, gather and retain relevant materials for future reference in accordance with applicable rules, and shall accept the follow-up
administration of tax authorities. In addition, there is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of the mainland of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.”
For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future:

Taxation Scenario (1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings (2)	100%
Tax on earnings at statutory rate of 25% (3)	(25%)
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (4)	(7.5%)
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal Chinese taxable income.
(2)
Under the terms of the contractual arrangements among our WFOE, the VIE and its Shareholders, our WFOE may charge the VIE for services provided to the VIE. These fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by our WFOE and eliminate in consolidation. For income tax purposes, our WFOE and VIE file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the VIE and as income by our WFOE and are tax neutral.

(3)	For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate of 25% would be effective.
(4)
The EIT Law of the PRC imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax rate of 10% would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our WFOE under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIE exceed the fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive
and disallowed by Chinese tax authorities), the VIE could, as a matter of last resort, make a non-deductible
transfer to our WFOE for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible
expenses for the VIE but still taxable income for our WFOE.
Under PRC laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to U.S. investors. Our ability to distribute earnings to the holding company and U.S. investors is also limited. We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiary, which in turn relies on consulting and other fees paid to us by the VIE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our PRC subsidiary incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.
Our WFOE, being a foreign-invested enterprise established in China, is required to make appropriations to certain statutory reserves, namely, a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. Our WFOE is required to allocate at least 10% of its after-tax
profits after making up the previous year’s accumulated losses each year, if any, to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the PRC subsidiary.
Under PRC laws and regulations, our WFOE, the VIE and its subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-up
capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entity in which we have no legal ownership.

In addition, our WFOE, the VIE and its subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely principally on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business,” and “—Government control of currency conversion and future fluctuation of Renminbi exchange rates could have a material adverse effect on our results of operations and financial condition, and may reduce the value of, and dividends payable on, our Shares in foreign currency terms.”

Financial Information Related to the Consolidated Variable Interest Entity
The following table presents the condensed consolidating schedule of financial position for the consolidated variable interest entity and other entities as of the dates presented.
Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2019							For the Year Ended December 31, 2020							For the Year Ended December 31, 2021
	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination		Consolidated	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination		Consolidated	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination		Consolidated
					(Note 1)							(Note 1)							(Note 1)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000
Operating revenue
Brokerage commission income	—	8,409	—	973,715	—		982,124	—	—	—	1,215,434	—		1,215,434	—	865	—	2,231,388	—		2,232,253
Other income	—	—	—	11,195	—		11,195	228	—	—	4,560	—		4,788	1,269	—		11,494	—		12,763

Total operating revenue	—	8,409	—	984,910	—		993,319	228	—	—	1,219,994	—		1,220,222	1,269	865	—	2,242,882	—		2,245,016

Operating costs and expenses	—	—	—	—	—		—	—	—	—	—	—		—				—
Cost of revenue	—	(6,625)	—	(622,906)	—		(629,531)	—	—	—	(813,507)	—		(813,507)	—	(317)	—	(1,687,770)	—		(1,688,087)
Other cost	—	—	—	(1,837)	—		(1,837)	—	—	—	(2,846)	—		(2,846)	—	—	—	(2,670)	—		(2,670)

Total operating costs	—	(6,625)	—	(624,743)	—		(631,368)	—	—	—	(816,353)	—		(816,353)	—	(317)	—	(1,690,440)	—		(1,690,757)
Selling expenses	—	(1,546)	—	(163,119)	—		(164,665)	—	—	—	(230,438)	—		(230,438)	—	(4,268)	—	(346,305)	—		(350,573)
General and administrative expenses	(521)	(7,936)	(35)	(153,324)	—		(161,816)	(4,611)	(8,668)	(7)	(136,921)	—		(150,207)	(5,994)	(18,751)	(52)	(172,822)	—		(197,619)
Research and development expenses	—	—	—	(33,831)	—		(33,831)	—	—	—	(49,135)	—		(49,135)	—	—	—	(120,478)	—		(120,478)

Total operating costs and expenses	(521)	(16,107)	(35)	(975,017)	—		(991,680)	(4,611)	(8,668)	(7)	(1,232,847)	—		(1,246,133)	(5,994)	(23,336)	(52)	(2,330,045)	—		(2,359,427)

Operating (loss)/income	(521)	(7,698)	(35)	9,893	—		1,639	(4,383)	(8,668)	(7)	(12,853)	—		(25,911)	(4,725)	(22,471)	(52)	(87,163)	—		(114,411)

Other income/(expenses)
Interest (expenses)/income	—	7	—	(197)	—		(190)	11	645	—	(1,813)	—		(1,157)	4	840	42	(4,092)	—		(3,206)
Unrealized exchange (loss)/income	(97)	38	—	421	—		362	421	(14)	5	(421)	—		(9)	—	(59)	—	—	—		(59)
Investment income	—	718	—	—	—		718	—	—	—	137	—		137	—	(3,959)	—	(1,369)	—		(5,328)
Others, net	—	(14)	—	12,690	—		12,676	—	24	—	10,153	—		10,177	—	—	—	12,627	—		12,627

Profit before income tax, and share of (loss)/income of equity method investee	(618)	(6,949)	(35)	22,807	—		15,205	(3,951)	(8,013)	(2)	(4,797)	—		(16,763)	(4,721)	(25,649)	(10)	(79,997)	—		(110,377)

Income tax expense	—	(37)	—	(20)	—		(57)	—	—	—	(1,768)	—		(1,768)	—	—	—	—	—		—
Share of income/(loss) of equity method investee	—	—	—	(180)	—		(180)	—	—	—	239	—		239	—	—	—	2,660	—		2,660
Share of income/(loss) of subsidiaries and VIE	15,520	22,572	22,607	—	(60,699	) (i)	—	(14,341)	(6,328)	(6,326)	—	26,995	(i)	—	(102,945)	(77,296)	(77,286)		257,527	(i)	—

	For the Year Ended December 31, 2019							For the Year Ended December 31, 2020							For the Year Ended December 31, 2021
	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination		Consolidated	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination		Consolidated	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination		Consolidated
					(Note 1)							(Note 1)							(Note 1)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000
Net profit/(loss)	14,902	15,586	22,572	22,607	(60,699)		14,968	(18,292)	(14,341)	(6,328)	(6,326)	26,995		(18,292)	(107,666)	(102,945)	(77,296)	(77,337)	257,527		(107,717)

Net profit/(loss) attributable to non-controlling interests	—	66	—	—	—		66	—	—	—	—	—		—	—	—	—	(51)	—		(51)
Net profit/(loss) attributable to Huize Holding Limited	14,902	15,520	22,572	22,607	(60,699)		14,902	(18,292)	(14,341)	(6,328)	(6,326)	26,995		(18,292)	(107,666)	(102,945)	(77,296)	(77,286)	257,527		(107,666)

Redeemable preferred shares redemption value accretion	(32,854)	—	—	—	—		(32,854)	(4,274)	—	—	—	—		(4,274)	—	—	—	—	—		—
Allocation to redeemable preferred shares	(7,431)	—	—	—	—		(7,431)	1,074	—	—	—	—		1,074	—	—	—	—	—		—

Net (loss)/profit attributable to common shareholders	(25,383)	15,520	22,572	22,607	(60,699)		(25,383)	(21,492)	(14,341)	(6,328)	(6,326)	26,995		(21,492)	(107,666)	(102,945)	(77,296)	(77,286)	257,527		(107,666)

Net profit/(loss)	14,902	15,586	22,572	22,607	(60,699)		14,968	(18,292)	(14,341)	(6,328)	(6,326)	26,995		(18,292)	(107,666)	(102,945)	(77,296)	(77,337)	257,527		(107,717)
Foreign currency translation adjustment, net of tax	119	105	—	—	(84	) (ii)	140	(22,386)	451	—	—	(451	) (ii)	(22,386)	(5,323)	1,742	—	—	(1,742	) (ii)	(5,323)

Comprehensive income/(loss)	15,021	15,691	22,572	22,607	(60,783)		15,108	(40,678)	(13,890)	(6,328)	(6,326)	26,544		(40,678)	(112,989)	(101,203)	(77,296)	(77,337)	255,785		(113,040)

Comprehensive income/(loss) attributable to non-controlling interests	—	87	—	—	—		87	—	—	—	—	—		—	—	—	—	(51)	—		(51)
Comprehensive income/(loss) attributable to Huize Holding Limited	15,021	15,604	22,572	22,607	(60,783)		15,021	(40,678)	(13,890)	(6,328)	(6,326)	26,544		(40,678)	(112,989)	(101,203)	(77,296)	(77,286)	255,785		(112,989)

Note 1:

(i)	The elimination represents equity pick-up of net profits and losses in the subsidiaries of the parent company, WFOE and the VIE and its subsidiaries.
(ii)	The elimination represents equity pick-up of other comprehensive income in the subsidiaries of the parent company.

Selected Condensed Consolidated Balance Sheets Information

	As at December 31, 2020							As at December 31, 2021
	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination (Note 2) RMB’000		Consolidated	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination (Note 2) RMB’000		Consolidated

	RMB’000	RMB’000	RMB’000	RMB’000			RMB’000	RMB’000	RMB’000	RMB’000	RMB’000			RMB’000
Assets
Current assets
Cash and cash equivalent	187,217	4,893	529	211,979	—		404,618	16,291	34,783	7,073	323,011	—		381,158
Restricted cash	—	106,380	—	217,950	—		324,330	—	56,093	—	127,315	—		183,408
Contract Assets	216	—	—	—	—		216	—	—	—	—	—		—
Account receivables, net of allowance for impairment	—	—	—	232,589	—		232,589	—	207	—	777,055	—		777,262
Insurance premium receivables	—	—	—	1,974	—		1,974	—	—	—	1,217	—		1,217
Amount due from related parties	189	62	—	—	—		251	106	22	—	—	—		128
Prepaid expense and other receivables	131,895	711	—	66,323	(154,552	) (i)	44,377	291,666	2,812	128,000	106,865	(451,832	) (i)	77,511
Total current assets	319,517	112,046	529	730,815	(154,552)		1,008,355	308,063	93,917	135,073	1,335,463	(451,832)		1,420,684

Non-current assets
Restricted cash	—	—	—	—	—		—	—	19,738	—	24,680	—		44,418
Property, Plant and Equipment, net	—	34	—	10,217	—		10,251	—	661	—	47,800	—		48,461
Intangible assets, net	—	—	—	2,030	—		2,030	—	2,647	—	18,979	—		21,626
Deferred tax assets	—	—	—	605	—		605	—	—	—	605	—		605
Long-term investments	—	9,195	—	36,889	—		46,084	—	13,551	—	59,450	—		73,001
Investment in subsidiaries	179,059	189,606	—	—	(368,665	) (ii)	—	76,030	239,113	—	—	(315,143	) (ii)	—
Investment in VIE	—	—	189,159	—	(189,159	) (ii)	—	—	—	109,172	—	(109,172	) (ii)	—
Operating lease right-of-use assets	—	—	—	267,352	—		267,352	—	5,939	—	241,880	—		247,819
Goodwill	—	—	—	461	—		461	—	—	—	461	—		461
Other Assets	—	—	—	838	—		838	—	—	—	379	—		379

Total non-current assets	179,059	198,835	189,159	318,392	(557,824)		327,621	76,030	281,649	109,172	394,234	(424,315)		436,770

Total assets	498,576	310,881	189,688	1,049,207	(712,376)		1,335,976	384,093	375,566	244,245	1,729,697	(876,147)		1,857,454

Liabilities, and Shareholders’ Equity
Short-term borrowings	—	—	—	31,540	—		31,540	—	—	—	216,710	—		216,710
Accounts payable	—	—	—	227,532	—		227,532	—	186	—	680,183	—		680,369
Insurance premium payables	—	—	—	187,219	—		187,219	—	—	—	124,019	—		124,019
Contract liabilities	—	—	—	—	—		—	4,555	—	—	2,681	—		7,236
Other payables and accrued expenses	14,836	131,368	82	39,419	(154,552	) (i)	31,153	17,892	292,602	5,132	207,461	(451,832	) (i)	71,255
Payroll and welfare payable	10,901	454	—	52,564	—		63,919	1,357	—	—	92,094	—		93,451
Income taxes payable	—	—	—	2,440	—		2,440	—	—	—	2,440	—		2,440
Operating lease liabilities	—	—	—	12,763	—		12,763	—	2,524	—	12,362	—		14,886
Amount due to related parties	—	—	—	—	—		—	—	—	—	11,875	—		11,875

Total current liabilities	25,737	131,822	82	553,477	(154,552)		556,566	23,804	295,312	5,132	1,349,825	(451,832)		1,222,241

														—
Non-current liabilities
Long-term borrowings.	—	—	—	53,860	—		53,860	—	—	—	20,000	—		20,000
Deferred tax liabilities	—	—	—	605	—		605	—	437	—	4,455	—		4,892
Operating lease liabilities	—	—	—	252,106	—		252,106	—	3,787	—	245,396	—		249,183
Payroll and welfare payable	4,156	—	—	—	—		4,156	225	—	—	—	—		225

Total non-current liabilities	4,156	—	—	306,571	—		310,727	225	4,224	—	269,851	—		274,30 0

Total liabilities	29,893	131,822	82	860,048	(154,552)		867,293	24,029	299,536	5,132	1,619,676	(451,832)		1,496,541

Shareholders’ equity
Common shares	—	—	485	44,766	(45,251	) (ii)	—	—	—	129,989	44,766	(174,755	) (ii)	—
Class A common shares	62	—	—	—	—		62	62	—	—	—	—		62
Class B common shares	10	—	—	—	—		10	10	—	—	—	—		10
Treasury stock	(2,063)	—	—	—	—		(2,063)	(9,545)	—	—	—	—		(9,545)
Additional paid-in capital	884,920	513,631	507,623	462,858	(1,484,112	) (ii)	884,920	896,772	511,805	504,922	460,157	(1,476,884	) (ii)	896,772
Accumulated other comprehensive loss	(21,972)	454	—	—	(454	) (ii)	(21,972)	(27,295)	2,196	—	—	(2,196	) (ii)	(27,295)
Accumulated (deficit)/equity	(392,274)	(335,026)	(318,502)	(318,465)	971,993	(ii)	(392,274)	(499,940)	(437,971)	(395,798)	(395,751)	1,229,520	(ii)	(499,940)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	468,683	179,059	189,606	189,159	(557,824)		468,683	360,064	76,030	239,113	109,172	(424,315)		360,064
Non-controlling interests	—	—	—	—	—		—	—	—	—	849	—		849

Total shareholders’ equity	468,683	179,059	189,606	189,159	(557,824)		468,683	360,064	76,030	239,113	110,021	(424,315)		360,913
Total liabilities and shareholders’ equity	498,576	310,881	189,688	1,049,207	(712,376)		1,335,976	384,093	375,566	244,245	1,729,697	(876,147)		1,857,454

Note 2:	(i)	The elimination mainly represents inter-company loans that the parent company grant to the subsidiaries of the parent company.
	(ii)	The elimination represents offsetting entries for investment of the parent company against the equities of the subsidiaries of parent company and the VIE.

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2019							For the Year Ended December 31, 2020							For the Year Ended December 31, 2021
	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination (Note 3) RMB’000		Consolidated	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination (Note 3) RMB’000		Consolidated	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination (Note 3) RMB’000		Consolidated

	RMB’000	RMB’000	RMB’000	RMB’000			RMB’000	RMB’000	RMB’000	RMB’000	RMB’000			RMB’000	RMB’000	RMB’000	RMB’000	RMB’000			RMB’000
Net cash provided by/(used in) operating activities	—	(2,505)	(37)	120,566	—		118,024	(6,128)	(24,429)	(2)	168,225	—		137,666	(4,576)	(18,487)	(10)	(152,844)	—		(175,917)

Cash flows from investing activities:
Purchase of long-term investment	—	—	—	(2,000)	—		(2,000)	—	—	—	(22,450)	—		(22,450)	—	(11,013)	—	(22,601)	—		(33,614)
Purchase of property, equipment and intangible assets	—	—	—	(6,035)	—		(6,035)	—	(34)	—	(8,162)	—		(8,196)	—	(702)	—	(37,359)	—		(38,061)
Proceeds from disposal of property, equipment and intangible assets	—	—	—	60	—		60	—	—	—	—	—		—	—	19	—	961	—		980
Acquisition of subsidiary, net of cash paid	—	—	—	—	—		—	—	—	—	(569)	—		(569)	—	(2,487)	—	(11,805)	—		(14,292)
Disposal of subsidiary	—	1,037	—	—	—		1,037	—	—	—	—	—		—	—	—	—	—	—		—
Investment in subsidiaries from parent	—	—	—	—	—		—	(245)		—	—	245	(i)	—	(247)	—	—	—	247	(i)	—
Investment in WFOE from subsidiaries	—	—	—	—	—		—	—	(485)	—	—	485	(ii)	—	—	(129,504)	—	—	129,504	(ii)	—
Payments of inter-company balances	—	(50)	—	—	50	(iii)	—	(139,123)	—	—	—	139,123	(iii)	—	(161,216)	—	(128,000)	(5,050)	294,266	(iii)	—
Proceeds from disposal of investments	—	—	—	—	—		—	—	—	—	—	—		—	—	2,930	—	890	—		3,820
Others	—	—	—	11	—		11	—	—	—	137	—		137	—	—	—	241	—		241

Net cash provided by/(used in) investing activities	—	987	—	(7,964)	50		(6,927)	(139,368)	(519)	—	(31,044)	139,853		(31,078)	(161,463)	(140,757)	(128,000)	(74,723)	424,017		(80,926)

Cash flows from financing activities:
Proceeds from issuance of common share and redeemable preferred shares during Reorganization	62	—	—	(62)	—		—	—	—	—	—	—		—	—	—	—	—	—		—
Proceeds from borrowings	—	—	—	30,000	—		30,000	—	—	—	105,400	—		105,400	—	—	—	184,000	—		184,000
Repayments of borrowings	—	—	—	(35,285)	—		(35,285)	—	—	—	(61,266)	—		(61,266)	—	—	—	(40,503)	—		(40,503)

	For the Year Ended December 31, 2019							For the Year Ended December 31, 2020							For the Year Ended December 31, 2021
	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination (Note 3) RMB’000		Consolidated	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination (Note 3) RMB’000		Consolidated	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination (Note 3) RMB’000		Consolidated

	RMB’000	RMB’000	RMB’000	RMB’000			RMB’000	RMB’000	RMB’000	RMB’000	RMB’000			RMB’000	RMB’000	RMB’000	RMB’000	RMB’000			RMB’000
Repayments of convertible bonds	—	—	—	(8,794)	—		(8,794)	—	—	—	—	—		—	—	—	—	—	—		—
Proceeds from IPO, net of issurance costs	—	—	—	—	—		—	340,479	—	—	—	—		340,479	—	—	—	—	—		—
Proceeds from inter-company balances	—	—	50	—	(50	) (iii)	—	—	139,092	31	—	(139,123	) (iii)	—	—	161,216	5,050	128,000	(294,266	) (iii)	—
Repurchase of Class A common shares	—	—	—	—	—		—	(2,063)	—	—	—	—		(2,063)	(3,003)	—	—	—	—		(3,003)
Proceeds from exercise of share option	—	—	—	—	—		—	503	—	—	245	(245	) (i)	503	497	—	—	247	(247	) (i)	497
Cash received by subsidiaries from minority shareholders	—	—	—	—	—		—	—	—	—	—	—		—	—	—	—	900			900
Capital injection from subsidiaries	—	—	—	—	—		—	—	—	485	—	(485	) (ii)	—	—	—	129,504	—	(129,504	) (ii)	—
Net cash provided by/(used in) financing activities	62	—	50	(14,141)	(50)		(14,079)	338,919	139,092	516	44,379	(139,853)		383,053	(2,506)	161,216	134,554	272,644	(424,017)		141,891

Effect of exchange rate changes on cash and cash equivalents	—	38	—	—	—		38	(6,268)	(3,752)	—	—	—		(10,020)	(2,381)	(2,631)	—	—	—		(5,012)

Net increase in cash and cash equivalents and restricted cash	62	(1,480)	13	98,461	—		97,056	187,155	110,392	514	181,560	—		479,621	(170,926)	(659)	6,544	45,077	—		(119,964)
Total cash and cash equivalents and restricted cash at beginning of year	—	2,361	2	149,908	—		152,271	62	881	15	248,369	—		249,327	187,217	111,273	529	429,929	—		728,948

Total cash and cash equivalents and restricted cash at end of year	62	881	15	248,369	—		249,327	187,217	111,273	529	429,929	—		728,948	16,291	110,614	7,073	475,006	—		608,984

Note 3:    (i) The elimination represents the cash flow from exercise of share option between the parent company and the VIE and its subsidiaries.
(ii)	The elimination represents inter-company capital injections between subsidiaries and WFOE.
(iii)	The elimination represents inter-company loans among the parent company, its subsidiaries, WFOE and the VIE.

Selected Consolidated Financial Data
The following selected consolidated statements of comprehensive (loss)/income data for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheet data as of December 31, 2020 and 2021 and selected consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of operations data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. The following selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and selected consolidate cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements that are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

		(in thousands, except for percentages, share and per share data)
Summary Consolidated Statements of Comprehensive (Loss)/Income Operating revenue
Brokerage income	251,556	503,547	982,124	1,215,434	2,232,253	350,289
Other income	11,776	5,281	11,195	4,788	12,763	2,003

Total operating revenue	263,332	508,828	993,319	1,220,222	2,245,016	352,292

Operating costs and expenses
Cost of revenue (1)	(164,750)	(316,397)	(629,531)	(813,507)	(1,688,087)	(264,898)
Other cost	(1,919)	(1,905)	(1,837)	(2,846)	(2,670)	(419)

Total operating costs	(166,669)	(318,302)	(631,368)	(816,353)	(1,690,757)	(265,317)
Selling expenses (1)	(104,980)	(94,613)	(164,665)	(230,438)	(350,573)	(55,012)
General and administrative expenses (1)	(41,877)	(46,177)	(161,816)	(150,207)	(197,619)	(31,011)
Research and development expenses (1)	(50,107)	(24,944)	(33,831)	(49,135)	(120,478)	(18,906)

Total operating costs and expenses	(363,633)	(484,036)	(991,680)	(1,246,133)	(2,359,427)	(370,246)

Operating (loss)/profit	(100,301)	24,792	1,639	(25,911)	(114,411)	(17,954)

Other income/(expenses)
Interest income/(expenses)	655	(27,111)	(190)	(1,157)	(3,206)	(503)
Unrealized exchange income/(loss)	36	(354)	362	(9)	(59)	(9)
Investment income	811	—	718	137	(5,328)	(836)
Others, net	1,171	4,569	12,676	10,177	12,627	1,981

(Loss)/profit before income tax, and share of income of equity method investee	(97,628)	1,896	15,205	(16,763)	(110,377)	(17,321)
Income tax expense	(406)	(278)	(57)	(1,768)	—	—
Share of income/(loss) of equity method investee	989	1,310	(180)	239	2,660	417

Net (loss)/profit	(97,045)	2,928	14,968	(18,292)	(107,717)	(16,904)

Net profit/(loss) attributable to non-controlling interests	128	(224)	66	—	(51)	(8)

Net (loss)/profit attributable to Huize Holding Limited	(97,173)	3,152	14,902	(18,292)	(107,666)	(16,896)

Redeemable preferred shares redemption value accretion	(26,474)	(29,118)	(32,854)	(4,274)	—	—

Allocation to redeemable preferred shares	47,934	(1,558)	(7,431)	1,074	—	—

Net loss attributable to common shareholders	(75,713)	(27,524)	(25,383)	(21,492)	(107,666)	(16,896)

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

		(in thousands, except for percentages, share and per share data)
Weighted average number of common shares used in computing net (loss)/profit per share
Basic and diluted	445,272,000	445,272,000	452,445,068	963,817,614	1,021,861,206	1,021,861,206

Net loss per share attributable to common shareholders
Basic and diluted	(0.17)	(0.06)	(0.06)	(0.02)	(0.11)	(0.02)

(1)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

			(in thousands)
Cost of revenue	26	9	43	410	(387)	(61)
Selling expenses	196	110	6,514	10,642	(475)	(75)
General and administrative expenses	386	726	87,980	40,820	(665)	(104)
Research and development expenses	203	122	421	381	(297)	(47)

Total	811	967	94,958	52,253	(1,824)	(287)

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

		(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	12,261	6,640	88,141	404,618	381,158	59,812
Restricted cash (including amounts of the consolidated VIE of RMB27,992, RMB145,599 thousand, RMB161,186 thousand, RMB217,950 thousand and RMB151,995 thousand as of December 31, 2017, 2018, 2019, 2020 and 2021, respectively)	28,019	145,631	161,186	324,330	227,826	35,751
Accounts receivable, net of allowance for doubtful accounts	70,690	108,434	180,393	232,589	777,262	121,969
Long-term investments	17,765	21,575	23,395	46,084	73,001	11,456

Total assets	165,777	334,084	508,805	1,335,976	1,857,454	291,475

Accounts payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB15,220 thousand, RMB72,989 thousand, RMB124,441 thousand, RMB227,532 thousand and RMB680,183 thousand as of December 31, 2017, 2018, 2019, 2020 and 2021, respectively)	15,453	73,448	124,441	227,532	680,369	106,765
Insurance premium payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB101,694 thousand, RMB114,447 thousand, RMB125,587 thousand, RMB187,219 thousand and RMB124,019 thousand as of December 31, 2017, 2018, 2019, 2020 and 2021, respectively)	101,694	114,447	125,587	187,219	124,019	19,461
Other payables and accrued expenses (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB25,522 thousand, RMB60,599 thousand, RMB37,678 thousand, RMB39,421 thousand and RMB207,462 thousand as of December 31, 2017, 2018, 2019, 2020 and 2021, respectively)	26,036	36,908	30,211	31,153	71,255	11,181

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

		(in thousands)
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB17,017 thousand, RMB31,850 thousand, RMB43,831 thousand, RMB52,564 thousand and RMB92,094 thousand as of December 31, 2017, 2018, 2019, 2020 and 2021, respectively)	17,017	31,850	43,993	63,919	93,451	14,665
Income taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB206 thousand, RMB206 thousand, RMB206 thousand, RMB2,440 thousand and RMB2,440 thousand as of December 31, 2017, 2018, 2019, 2020 and 2021, respectively)	445	250	206	2,440	2,440	383
Total liabilities	183,919	297,549	362,831	867,293	1,496,541	234,839

Total mezzanine equity	367,228	421,773	454,627	—	—	—

Total shareholders’ (deficit)/equity	(385,370)	(385,238)	(308,653)	468,683	360,913	56,636

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	165,777	334,084	508,805	1,335,976	1,857,454	291,475

The following table sets forth our selected consolidated cash flow data for the years indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/ provided by operating activities	(85,349)	66,853	118,024	137,666	(175,917)	(27,605)
Net cash provided by/(used in) investing activities	57,767	(3,554)	(6,927)	(31,078)	(80,926)	(12,700)
Net cash provided by/(used in) financing activities	22,988	48,572	(14,079)	383,053	141,891	22,266

Effect of exchange rate changes on cash and cash equivalents	(234)	120	38	(10,020)	(5,012)	(786)
Net (decrease)/ increase in cash and cash equivalents and restricted cash	(4,828)	111,991	97,056	479,621	(119,964)	(18,825)
Total cash and cash equivalents and restricted cash at beginning of the year	45,108	40,280	152,271	249,327	728,948	114,388

Total cash and cash equivalents and restricted cash at end of the year	40,280	152,271	249,327	728,948	608,984	95,563

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary of Risk Factors
An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.
Risks Relating to Our Business and Industry
Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•
we operate in the emerging, rapidly evolving and highly competitive online insurance product and service industry, which makes it difficult to predict our future prospects. Our historical operating and financial results may not be indicative of future performance (Page 21);

•
our businesses are highly regulated, and the administration, interpretation and enforcement of the laws, regulations and regulatory requirements currently applicable to us are unclear, evolving and involve uncertainties.
Non-compliance
with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may materially and adversely affect our business and prospects (Pages 21 to 23);

•	we incurred operating losses and net losses in the past, and we may not be able to return and stay profitable in the future (Page 23);

•	our cooperation with user traffic channels is subject to changes in the regulatory requirements (Page 24);

•
our business generates and processes a large amount of data, and is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Any failure to protect the confidential information of third parties or improper use or disclosure of such data may subject us to liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation, and deter our clients from using our online platform (Pages 24 to 27);

•	failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business (Pages 27);

•
if we fail to source, design and develop insurance products catering to the evolving needs of insurance clients, we may not be able to retain existing insurance clients or attract new insurance clients to our online platform (Page 27); and

•	we leverage our user traffic channels to attract new insurance clients to our platform and incur significant costs on paying our user traffic channels service fees (Page 28).
Risks Relating to Our Corporate Structure
Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•
we are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) the VIE with which we have maintained contractual arrangements, and (ii) the VIE’s subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiary, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole (Pages 42 to 44);

•	we rely on contractual arrangements with the VIE, and its shareholders for our operations in China, which may not be as effective as equity ownership in providing operational control (Page 44);

•
the shareholders and directors of the VIE may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected (Pages 44 to 45);

•
substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results (Page 45);

•	Cayman Islands economic substance requirements may have an effect on our business and operations (Page 45);

•	our ability to enforce the equity pledge agreements between us and the shareholders of the VIE may be subject to limitations based on PRC laws and regulations (Page 46);

•
if the VIE and its subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy their assets, which could reduce the size of our operations and materially and adversely affect our business (page 46);

•	our contractual arrangements with the VIE may result in adverse tax consequences to us (Page 47);

•
contractual arrangements we have entered into among our WFOE, the VIE and its shareholders may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net profit and the value of your investment (Page 47);

•
we may rely principally on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business (Pages 47 to 48); and

•
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOE and VIE or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business (Pages 48 to 49).

Risks Relating to Doing Business in China
We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•
the PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections (Page 49);

•
our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment (Page 49);

•
the approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing (Pages 50 to 52);

•	the PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs (Page 52);

•
adverse changes in China’s economic, political and social conditions, as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects (Page 53);

•	uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us (Page 53);

•
we may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations (Page 54);

•	we face uncertainties with respect to the enactment, interpretation and implementation of the Anti-Monopoly Guidelines for the Internet Platform Economy Sector (Pages 54);

•
government control of currency conversion and future fluctuation of Renminbi exchange rates could have a material adverse effect on our results of operations and financial condition, and may reduce the value of, and dividends payable on, our Shares in foreign currency terms (Page 55);

•
you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our directors and management named in the annual report based on foreign laws (Pages 55 to 56);

•	fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment (Pages 56 to 57);

•
PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our WFOE to liability or penalties, limit our ability to inject capital into our WFOE or limit our WFOE’s ability to increase their registered capital or distribute profits (Page 57);

•
failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions (Page 58);

•	failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties (Page 58);

•	inflation and increases in labor costs in China could negatively affect our profitability and growth (Page 59);

•	any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation (Page 59);

•
China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China (Page 60);

•	we face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies (Pages 60 to 61);

•
the dividends we receive from our WFOE may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations (Page 61);

•
if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders (Page 61); and

•
if the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected (Pages 61 to 62).

Risks Relating to Our ADSs
In addition to the risks described above, we are subject to general risks relating to our ADSs, including, but not limited to, the following:

•	the trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors (Pages 62 to 63);

•
if securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline (Page 63); and

•	techniques employed by short sellers may drive down the market price of our ADSs (Page 63).
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
We operate in a highly regulated industry in China, and the regulatory regime continues to evolve. The China Banking and Insurance Regulatory Commission, or the CBIRC, has extensive authority to supervise and regulate the insurance industry in China. Since the online insurance product and service industry in China has emerged and keeps evolving rapidly, the CBIRC has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. We face challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. Moreover, there are uncertainties as to how the regulatory environment might change.

China’s insurance regulatory regime is undergoing significant changes. Further development of regulations applicable to us may result in additional restrictions on our business operations or more intensive competition in this industry. We might be required to spend significant time and resources in order to comply with any material changes in the regulatory environment, which could trigger significant changes to the competitive landscape of our industry and we may lose some or all of our competitive advantages during this process. We may change the insurance product mix we offer online or offline in response to the changing market demands following any change of regulatory requirements. We may need to add to our product mix insurance products offered online or offline that we have little experience with, or reduce or cease the offering of insurance products that used to be popular, either of which may adversely affect our results of operations. Our plans to further expand into the offline insurance intermediary market would also subject us to applicable laws and regulations with respect to offline insurance intermediary business, and we cannot assure you that we will be able to fully comply with applicable laws and regulations or fully satisfy the relevant regulatory requirements, failure of which will subject us to regulatory reviews and inspections or even legal liabilities, which could negatively affect our business and results of operations.
In November 2020, the Circular on Matters concerning the Use of the Illness Definitions for Critical Illness Insurance and the Definition of Illness under Critical Illness Insurance was promulgated, reclassifying the definition of illness under critical illness insurance and expanding the scope of certain diseases. Given that the reclassification is deemed to be less favorable for insurance clients, in order to keep our long-term critical illness insurance products competitive, we may need to invest in developing more attractive products to retain our existing insurance clients and expand our insurance client base. Additionally, on October 12, 2021, the CBIRC issued the Notice on Further Regulating Matters Concerning Internet Personal Insurance Business, which became effective on the same day. The notice aims to further regulate the operation of internet personal insurance business of insurance institutions and require the internet personal insurance products to be dedicatedly managed by insurance companies. Pursuant to the notice, internet personal insurance products include accident insurance, health insurance (except nursing insurance), term life insurance, ordinary life insurance with a policy period of more than ten years (except term life insurance) and ordinary annuity insurance with a policy period of more than ten years, and other personal insurance products stipulated by the CBIRC. Internet personal insurance products that do not meet the requirements thereof are prohibited from being offered online, and public display of, or direction to, hyperlinks to the webpages of placing orders on the internet of such internet personal insurance products are prohibited as well. The notice puts forward higher standards for insurance institutions to carry out internet personal insurance business in terms of technical capabilities, online operation capabilities and service capabilities. Moreover, it introduces classification requirements regarding different forms of internet personal insurance business that the insurance institutions can carry out based on different types of insurance product. Insurance intermediaries also need to satisfy the corresponding basic requirements. The notice also provides that customer service personnel of insurance intermediaries are not allowed to actively conduct marketing activities with regard to internet personal insurance products, and their compensation shall not be linked to the sales results of internet personal insurance products. Subsequent to its effective date, the offering of internet insurance products and the commission fee rate would be subject to uncertainties, which may have adversely affect on our business, results of operations and financial conditions. The attention of our management team could be diverted to the efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restrictions may result in limitation to our business scope, limitation to our product and service offerings, and reduction in our attraction to clients. We have made adjustments to our business operations to comply with the notice. However, we cannot assure you that our current and future business operations will fully satisfy regulatory requirements applicable to us, or that we will not be subject to any future regulatory reviews and inspections where other non-compliance
incidents might be identified. If we fail to do so, our business, financial condition, results of operations and prospects will be materially and adversely affected.
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
Although we generated net profit and operating profit in 2019, in 2020 and 2021, we had net loss of RMB18.3 million and RMB107.7 million (US$16.9 million), respectively, and had operating loss of RMB25.9 million and RMB114.4 million (US$18.0 million), respectively. We cannot assure you that we will return and remain profitable in the future. We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, acquire new clients and further develop our insurance product and service offering and increase brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, if we fail to compete successfully with our existing or potential competitors, or if our tailor-made insurance products are not accepted by the market as we expect, we will receive lower-than-expected insurance brokerage income, and our financial results will be adversely affected. If regulatory authorities promulgate new laws, regulations and regulatory requirements that limit our business operations, especially with regard to our fee or cost model, our results of operations will suffer. As a result of the foregoing and other factors, our net profit margins may decline or we may incur net losses again in the future and may not be able to maintain profitability on a quarterly or annual basis.

Our cooperation with user traffic channels is subject to changes in the regulatory requirements.
We leverage our user traffic channels to convert their user traffic to our insurance clients. On December 7, 2020, the CBIRC published the Regulatory Measures for Online Insurance Business, or the Online Insurance Measures, which became effective on February 1, 2021 and replaced the Interim Regulatory Measures for Online Insurance Business, promulgated by the predecessor of CBIRC on July 22, 2015. The Online Insurance Measures changed regulatory requirements for online insurance business in various aspects. For example, it sets a higher standard for insurance institutions and online industry participants to improve IT infrastructure and cybersecurity protection. In particular, insurance institutions engaged in online insurance business shall have IT systems that are equipped with the insurance sales or insurance application function, and are certified as Safety Level III Computer Information Systems. The Online Insurance Measures requires online insurance transactions being conducted through online surfaces operated by insurance institutions only. Under the Online Insurance Measures, our user traffic channels or other business partners who are neither insurance companies nor insurance intermediaries are forbidden to conduct online insurance business, including but not limited to: (i) providing insurance product consulting services; (ii) comparing insurance products, conducting trial calculation of premium or quotation comparison; (iii) designing insurance application plans for policyholders; (iv) going through insurance application procedures; and (v) collecting premiums. Furthermore, insurance institutions shall not, in internet insurance sales or brokerage activities, pay commission fee or remuneration directly or in a disguised way to any person who has not carried out practice registration with it. Pursuant to the Online Insurance Measures, insurance institutions shall (i) make corresponding rectifications regarding system development, marketing and publicity, sales management and information disclosure by May 2021, (ii) complete the rectification of other problems such as business and operation by August 2021, and (iii) complete the certification of the cybersecurity graded protection for their self-running network platform by February 2022. Our system was certified as Safety Level III Computer Information System on January 15, 2020. We have made rectifications in accordance with the Online Insurance Measures, including changing our cooperative business model and terminating our cooperation with some user traffic channels that do not meet regulatory requirements.
However, we cannot assure you that our business operation after the rectification fully complies with regulatory requirements. In addition, some of our user traffic channels have been conducting online insurance business. We cannot guarantee that these user traffic channels that we work with have rectified their operations to fully comply with these regulatory requirements. Failure of us or our user traffic channels to comply with relevant regulatory requirements will subject us or the user traffic channels to warnings, fines, confiscation of illegal gains and revocation of licenses, which will materially and adversely affect our business, financial condition, results of operations and prospects.
Furthermore, under our agreements with certain insurer partners, we are not allowed to distribute their insurance products through user traffic channels that fail to comply with relevant online insurance regulatory requirements. Therefore, we may breach the agreements with them if we distribute their insurance products through user traffic channels that fail to comply with relevant online insurance regulatory requirements, which might subject us to defaulting liabilities and adversely affect our financial condition.
Our business generates and processes a large amount of data, and is subject to complex and evolving Chinese and international laws and regulations regarding privacy, data protection and cybersecurity. Any failure to protect the confidential information of third parties or improper use or disclosure of such data may subject us to liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation, and deter our clients from using our online platform.
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
In December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. Furthermore, on December 28, 2021, the CAC and 12 other governmental authorities jointly published the Measures for Cybersecurity Review, or the Measures, which became effective on February 15, 2022. Pursuant to the Measures, the following operators shall apply with the Cybersecurity Review Office of CAC for a cybersecurity review: (i) internet platform operators holding over one million individuals’ personal information pursuing a foreign listing, (ii) operators of “critical information infrastructure” that intend to purchase internet products and services that will or may affect national security, and (iii) internet platform operators carrying out data processing activities which has affected or may affect national security. Furthermore, the Measures also provide that the relevant authorities may initiate a cybersecurity review at their discretion, if the relevant authorities consider that certain network products and services or data processing activities has affected or may affect national security. The Measures also elaborate the factors to be considered when assessing national security risks of the relevant activities, including, among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported, and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after an overseas listing. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any authority and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the definition of “affects or may affect national security” has not been clarified by any PRC regulatory authorities, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Due to the lack of further clarifications or detailed rules and regulations, there are still uncertainties as to how the aforementioned rules will be interpreted or implemented, and it is unclear as to whether and to what extent listed companies like us will be subject to these requirements. If we are subject to a cybersecurity review, or if the PRC regulatory agencies later promulgate new rules or interpretations that subject us to their approvals, we may be unable to obtain a waiver for such requirements, and we may face penalties for failure to obtain or delay in obtaining approvals. If we are required to comply with these requirements but fail to do so in a timely manner, or at all, our business operation, financial conditions and business prospect, as well as the trading price of our listed securities, may be adversely and materially affected.
On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and were open for public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4. Information on the Company—B. Business Overview—Regulations.” As of the date of this annual report, the Draft Regulations were released for public comment only, and the provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Measures and the enacted versions of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we may face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant
operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our mobile apps and websites only collect user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations.”
The PRC Cyber Security Law, the Data Security Law and Civil Code are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information”, “network data” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. “Item 4.B. Information on the Company—Business Overview—Regulations.” The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.
In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in Hong Kong, the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.
We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental authorities or other authorities, damage to our reputation and credibility and could have a negative impact on revenues and profits.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.
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
We are required to obtain applicable licenses, permits and approvals from different PRC regulatory authorities in order to conduct or expand our business. Various governmental authorities in the PRC have promulgated various regulations on the insurance business and internet-based services, including regulations requiring an Insurance Brokerage License, a License for Operating Insurance Agent Services, or the Insurance Agency License and an ICP License. We have obtained, renewed and maintained our Insurance Brokerage License, our Insurance Agency Licenses and our ICP License as required by the PRC regulatory authorities. However, there is no assurance that the PRC regulatory authorities will not issue new regulations governing the internet or the insurance product and service industry that might require us to obtain additional licenses, permits or approvals for our current or future business operations, which may materially and adversely our business operations and financial condition.
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
Our relationship with insurer partners is crucial to our success. We generate a substantial portion of our revenues from commission fees paid by insurer partners. Certain insurer partners have accounted for a significant portion of our revenues in the past. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 60.7%, 63.0% and 78.4% of our total operating revenue in 2019, 2020 and 2021, respectively. While we continually seek to diversify our insurer partners, there can be no assurance that the concentration will decrease. Our ability to attract clients depends on the quantity and quality of insurance products offered by insurer partners on our platform. We provide intelligent underwriting services and integrated solutions to our insurer partners. Our arrangements with our insurer partners are typically not exclusive, and they may have similar arrangements with our competitors. If insurer partners are dissatisfied with our services and solutions or find us ineffective in enhancing their profitability, they may terminate their relationships with us and decide to cooperate with our competitors.

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
Additionally, we are constantly upgrading our platform and infrastructure to comply with regulatory requirements and provide increased scale, improved performance and additional built-in
functions and additional capacities. For example, on June 22, 2020, the CBIRC issued the Notice on Regulating the Traceability Management of Internet Insurance Sales, which came into effect from October 1, 2020 and provides that insurance institutions shall conduct retrospective review and management of internet insurance sales, and shall immediately suspend online insurance sales if they fail to comply with those requirements by the time the notice came into force. As of October 1, 2020, we had made rectifications in accordance with this notice. Furthermore, on January 5, 2021, the CBIRC promulgated the Measures for the Regulation of Informatization of Insurance Intermediaries, which aims to improve informatization of insurance intermediaries and stipulates regulatory requirements in respect of the construction and management of the informatization, IT system and information security. It provides that insurance intermediaries shall make self-examination accordingly and complete the rectifications by February, 2022. As of the date of this annual report, we have completed such self-examination and rectifications.
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
The massive volume of data that we process and store makes us or third party service providers who host our servers an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins
or similar disruptions. While we have taken steps to protect our database, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and insurer partners could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. The PRC Network Security Law promulgated by the Standing Committee of the National People’s Congress, effective on June 1, 2017, stipulates that a network operator, including internet information services providers among others, must adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. Over the past few years, the CBIRC has enhanced its supervision and has promulgated many regulation measures and requirements towards cybersecurity of online insurance business. While we have adopted comprehensive measures to comply with the applicable laws, regulations and standards, there can be no assurance that such measures will be effective. If we were found by the regulatory authorities to have failed to comply with the relevant regulatory requirements, we would be subject to warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of our platform or even criminal liabilities and our business, financial condition and results of operations would be adversely affected.
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
A significant portion of the total GWP we facilitate is from a limited number of popular insurance products, primarily our tailor-made long-term life and health insurance products. In 2021, the top five insurance products in terms of GWP contribution aggregately accounted for 44.8% of the total GWP we facilitated, as compared to 29.4% in 2020. We believe the concentration was partially due to the comprehensive protection coverage with reasonable policy terms making these tailor-made insurance products more attractive than others. Although we plan to continue to diversify our product offerings, launch more tailor-made insurance products, expand our client base and generate brokerage income from a wider variety of insurance products, we cannot guarantee you that we will be able to succeed, and that such concentration will decrease. If we cannot continue to offer these popular insurance products for any reason or the popularity of these products decline, our brokerage income may decrease and our financial condition and results of operations may be materially and adversely affected.
We have in the past sold insurance products on our platform through institutional promoters lacking operating license, and individual promoters who were registered with other insurance institutions or who were not registered with any insurance institutions, which may subject us to potential regulatory risks and may cause breaches of our agreements with insurer partners.
Through
www.jumi18.com
,
www.qixin18.com
and
www.xiebao18.com
, we have in the past engaged institutional promoters lacking insurance operating licenses, and individual promoters whose practice registrations were registered with insurance institutions other than us or who were not registered with any insurance institutions, to promote insurance products we offer on our platform. In return, we paid those promoters service fees. Our cooperation with institutional promoters lacking insurance operating licenses may subject us to regulatory risks. Under relevant PRC laws and regulations, professional insurance intermediaries like us must complete practice registrations for individual promoters as our representatives or agents. Historically, for those individual promoters who had a relatively short history of cooperation with us, or who contributed a less significant portion of GWP facilitated on our platform, we did not complete all their practice registrations with us. As of the date of this annual report, we have terminated the cooperation with individual promoters that have not been registered with us. However, we may be subject to administrative orders to rectify these historical non-compliance
incidents or further, administrative penalties imposed by the regulatory authorities retrospectively, and if so, our business and results of operations might be materially and adversely affected.

In addition, under relevant PRC laws and regulations, an individual insurance agent or insurance broker can only act within the scope of authority granted by the insurance institution that he/she is registered with. Furthermore, an individual insurance agent who sells life insurance products is only eligible to register with and act as the agent of just one licensed insurance company. Consequently, there are potential regulatory risks with regard to individuals whose activities went beyond the above restrictions in transactions completed for us in the past, and if the regulatory authorities take retrospective actions against us on those transactions, we may be subject to administrative orders for rectifications, administrative penalties or other actions imposed by the regulatory authorities, which will negatively affect our business and results of operations. Moreover, other insurance institutions with which these individuals are registered may take legal actions against us on the ground of unfair competition or breach of contract, where applicable, for transactions these individuals completed for us in the past. As of the date of this annual report, there has been no such action taken or threatened against us.
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
Our business operation in Hong Kong had been noncompliant with applicable laws and regulations, and is subject to the complexity and uncertainties in Hong Kong laws and regulations with respect to insurance brokerage businesses and corporate governance.
In the past, the operations of our Hong Kong subsidiary, Hong Kong Smart Choice Ventures Limited, or Hong Kong Smart Choice, had certain non-compliance
incidents under applicable Hong Kong laws and regulations. Hong Kong Smart Choice, a company that is not a licensed insurance broker in Hong Kong, had engaged certain third parties to provide insurance advisory services to clients, which may be deemed as an offense under the Insurance Ordinance of Hong Kong and may subject Hong Kong Smart Choice to fines or even criminal liabilities. If Hong Kong Smart choice is punished by Hong Kong regulatory authorities, we may bear economic losses, our Hong Kong operations may be partially or wholly suspended, and our reputation, business, results of operations and our financial conditions will suffer. In addition, in May 2021, Hong Kong Smart Choice acquired 100% equity interest in Huize Hong Kong Insurance Broker Limited, or Huize HK, through its wholly-owned subsidiary, Huize Global (HK) Limited. Huize HK was previously known as Full Run Insurance Broker Limited. Huize HK was a wholly owned subsidiary of Hong Kong Smart Choice before July 2019, and had in the past been non-compliant with applicable Hong Kong laws and regulations, including carrying out solicitation activities without being authorized and failing to comply with certain corporate governance requirements under the Hong Kong law. We cannot assure you that Hong Kong Smart Choice will not bear economic loss related to historical noncompliance of Huize HK, or that our Hong Kong subsidiaries will be able to comply with all applicable Hong Kong laws and regulations with respect to insurance brokerage businesses and corporate governance, which could in turn negatively affect our reputation, business, results of operations and our financial conditions will suffer.
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
We may enter into strategic acquisitions and selected strategic alliances that are complementary to our business and operations, including opportunities that can help us further improve our technology system. For example, in December 2021, we, through a wholly-owned subsidiary of the VIE, entered into a definitive agreement to acquire 100% equity interest in Shanghai Senhao Insurance Agency Co., Ltd., a nationwide professional insurance agency company with business networks in 11 provincial areas in China. Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. Acquired businesses or assets may not generate expected financial results immediately, or at all, and may incur losses to our business. We may, from time to time, terminate our planned acquisitions, strategic alliances and investments due to adjustments to our business plans or as a result of factors beyond our control, such as failure by us or our business partners to fulfil closing conditions. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations, which could negatively affect our results of operation. In addition, acquisitions of and strategic alliances with third parties could also subject us to risks associated with sharing proprietary information, non-performance
or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have limited ability to control or monitor the actions of our strategic partners. To the extent an enterprise acquired us or a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.
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
Certain of our lease agreements have not been registered with the relevant PRC government authorities as required by PRC law, which will not affect the validity of these lease agreements but may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the relevant authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, the specific amount of which is at the discretion of the relevant authority. Out of the 21 lease agreements we had as of February 28, 2022, we had not completed lease agreement registration for 19 properties, and our maximum exposure to penalties by relevant PRC authorities for failure of registration was approximately RMB190,000.
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

In the course of preparing our consolidated financial statements for the fiscal year ended December 31, 2021, we identified one material weakness in our internal control over financial reporting as of December 31, 2021.
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
We adopted a global share incentive plan in June 2019, which we refer to as the Global Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under our Global Plan, we are authorized to grant options, restricted share units and other types of share incentive awards. The maximum aggregate number of common shares which may be issued pursuant to all awards under the Global Plan is 57,501,813 common shares. As of February 28, 2022, 34,268,970 restricted shares and options to purchase a total of 16,339,219 common shares were outstanding under the Global Plan. We adopted a 2019 share incentive plan in June 2019, which we refer to as the 2019 Plan. In September 2021, our board of directors approved the amendment to the 2019 Plan, which we refer to as the Amended and Restated 2019 Plan, to increase the maximum aggregate number of shares that may be issued under the plan from 20,351,945 Class A common shares to 51,703,365 Class A common shares, increased by 31,351,420 Class A common shares. As of February 28, 2022, options to purchase a total of 20,054,445 common shares were outstanding under the Amended and Restated 2019 Plan. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate
the vesting schedules, lockup period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges.

Our business, financial condition and results of operations have been, and may continue to be, adversely affected by the
COVID-19
pandemic.
The
COVID-19
pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. In early 2020, the
COVID-19
outbreak caused temporary closures of our offices and implementation of short-term measures for employees to work remotely from home in our headquarter and other offices in early 2020. Since the second half of 2020, many of the quarantine measure within China have been relaxed. We and our insurer partners and user traffic channels have been gradually recovering from the general shutdown and delay in commencement of operations in China since then. Even though our business is currently operational, our service capacity and operational efficiency has been and are still adversely affected by the
COVID-19
pandemic due to decreased productivity of our workforce as a result of work from home measures and the necessity to comply with various disease control protocols in our business facilities, particularly in Shenzhen, where our headquarter is located.
The extent to which
COVID-19
impacts our financial position, results of operations and cash flows in future periods will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. We cannot assure you that the
COVID-19
pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. In China, business activities have largely resumed, government emergency measures have been significantly relaxed, and the general economy is gradually recovering. However, our financial position, results of operations and cash flows may still be adversely affected to the extent that the
COVID-19
pandemic continues to affect the Chinese economy in general. In addition, the longer-term trajectory of
COVID-19,
both in terms of scope and intensity of the pandemic, in China, together with its impact on the industry and the broader economy, are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. Relaxation of restrictions on economic and social activities may also lead to new cases which may lead to re-imposed
restrictions. If there is not a material recovery in the
COVID-19
situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected.
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
trade war, the end of quantitative easing and start of interest rate hike by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. Over the past few years, the United States and China have been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global and Chinese economy. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility in oil and other markets, and over the expansion of terrorist activities into Europe and other regions. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects.
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
Due to the PRC legal restrictions on foreign ownership of internet-based business and qualification requirements on foreign investors in the insurance intermediary business, we rely on certain contractual arrangements with the VIE and its shareholders to conduct substantially all of our operations in China. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for
e-commerce,
domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), which was promulgated on December 27, 2021 and implemented on January 1, 2022.

We are a Cayman Islands exempted company and our WFOE is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct operations in China through an affiliated PRC entity, Shenzhen Huiye Tianze Investment Holding Co., Ltd., or Huiye Tianze. We have entered into a series of contractual arrangements with Huiye Tianze and its shareholders, which enable us to (i) exercise effective control over Huiye Tianze, (ii) receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Huiye Tianze, and (iii) have an exclusive option to purchase all or part of the equity interests in or assets of Huiye Tianze when and to the extent permitted by PRC laws. Because of these contractual arrangements, we are deemed the primary beneficiary of Huiye Tianze and hence consolidate its financial results as a variable interest entity, or VIE, under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”
If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIE and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. In addition, shareholders of the VIE are PRC holding entities of certain pre-IPO
shareholders of our company, including entities beneficially owned by Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, who owns more than 50% of our total voting power. Therefore, the enforceability of the contractual agreements between us, the VIE and its shareholders depends on whether our shareholders or their PRC holding entities will fulfill these contractual agreements. Their interest in enforcing these contractual agreements may not align with the interests of our other shareholders. If our shareholders who hold equity interests in the VIE through their PRC holding entities were to reduce their interests in our company, their interest may further diverge from that of our company and other shareholders, which may potentially increase the risk that they would seek to act contrary to these contractual arrangements.
It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”
If the ownership structure, contractual arrangements and businesses of our PRC subsidiary, the VIE and its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiary, the VIE or its subsidiaries fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•
shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our WFOE, the VIE and its subsidiaries;

•	imposing fines, confiscating the income from our WFOE, the VIE or its subsidiaries, or imposing other requirements with which we or the VIE may not be able to comply;

•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledge of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE; or

•
restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. Although we believe we, our WFOE and the VIE comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance
with or violations of PRC laws and regulations. If the PRC government determines that we or the VIE do not comply with applicable law, it could revoke the VIE and its subsidiaries’ business and operating licenses, require the VIE to discontinue or restrict the VIE’ operations, restrict the VIE’s right to collect revenues, require the VIE to restructure our operations, impose additional conditions or requirements with which the VIE may not be able to comply, impose restrictions on the VIE’s business operations or on its customers, or take other regulatory or enforcement actions against the VIE that could be harmful to its business. Any of these or similar occurrences could significantly disrupt our or the VIE’s business operations or restrict the VIE from conducting a substantial portion of its business operations, which could materially and adversely affect the VIE’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.
We rely on contractual arrangements with the VIE, and its shareholders for our operations in China, which may not be as effective as equity ownership in providing operational control.
We have relied and expect to continue to rely on variable interest entity arrangements to conduct a significant part of our operations in China. We rely on contractual arrangements with the VIE and its shareholders to conduct a significant part of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If we had equity ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that the VIE and its shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as equity ownership in providing us with control over the VIE.
If the VIE or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, based on officially published and publicly available judgements, the legality and validity of VIE contractual arrangements have not been tested in a court of law in the PRC. There are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant VIE through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the variable interest entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”
The shareholders and directors of the VIE may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.
The shareholders of the VIE may have potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. In particular, one of the shareholders of the VIE is the PRC holding entity of SAIF IV Healthcare (BVI) Limited, a former shareholder of our Cayman Islands holding company. Given that as of December 31, 2021, SAIF IV Healthcare (BVI) Limited no longer held any equity interest in our Cayman Islands holding company, we cannot assure you that the interests of SAIF IV Healthcare (BVI) Limited and its PRC holding entity will be aligned with ours. In addition, PRC laws and regulations provide that a director owes a fiduciary duty to the company to which he or she acts as a director. The directors of the VIE, including Mr. Cunjun Ma, our Chief Executive Officer, must act in good faith and in the best interests of the VIE and must not use his position for personal gains. On the other hand, as a director of our company, Mr. Cunjun Ma has a duty of care and loyalty to our company and to our shareholders as a whole under the Cayman Islands law. We control the VIE through contractual arrangements, and the business and operations of the VIE are closely integrated with our subsidiaries’ business and operations. Nevertheless, conflicts of interests for these individuals may arise due to their dual roles both as directors of the VIE and as directors of our company.

We cannot assure you that should any conflicts of interest arise, any or all of the shareholders and directors will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and directors and our company. If we cannot resolve any conflicts of interest or disputes between us and them, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
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
Pursuant to the International Tax
Co-operation
(Economic Substance) Act (2021 Revision) (as amended) of the Cayman Islands (the “ES Act”), a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our company. Based on the current interpretation of the ES Act, we believe that our company, Huize Holding Limited, is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company, Huize Holding Limited, is a “pure equity holding company,” it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act (2022 Revision) of the Cayman Islands (the “Companies Act”); and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

Our ability to enforce the equity pledge agreements between us and the shareholders of the VIE may be subject to limitations based on PRC laws and regulations.
Pursuant to the equity pledge agreements relating to the VIE, shareholders of the VIE pledged their equity interests in the VIE to our WFOE to secure the VIE’s and its shareholders’ performance of the obligations and indebtedness under the Exclusive Business Cooperation Agreement, Exclusive Option and Equity Custody Agreement. As of the date of this annual report, we have registered such equity pledges with the relevant local branch of the State Administration for Market Regulation, or the SAMR.
Under the Civil Code of the PRC, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off
of the pledged equity. If the VIE fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledger to sell the equity interests in the VIE, as applicable, in an auction or private sale and remit the proceeds to our subsidiary in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in the VIE. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our WFOE that is a party to the Exclusive Option and Equity Custody Agreement to designate another PRC person or entity to acquire the equity interests in such VIE and replace the existing shareholders pursuant to the Exclusive Option and Equity Custody Agreement.
In addition, in the registration forms of the local branch of the SAMR for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our WFOE shall be designated as a fixed figure. The equity pledge agreements with the shareholders of the VIE provide that the pledged equity interest constitutes continuing security for any and all of the indebtedness, obligations and liabilities of the VIE under the relevant contractual arrangements, and therefore it is possible that the amount of registered equity interests cannot cover the secured obligation as a whole. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of the VIE and its subsidiaries for the benefit of us or our WFOE, although the VIE grants our WFOE options to purchase the assets of the VIE and its equity interests in its subsidiaries under the Exclusive Option and Equity Custody Agreement.
If the VIE and its subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy their assets, which could reduce the size of our operations and materially and adversely affect our business.
We do not have priority pledges and liens against the assets of the VIE. If the VIE undergoes an involuntary liquidation proceeding, third-party creditors
may claim rights to some or all of its assets and we may not have priority against such third-party creditors on the assets of the VIE. If the VIE liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by the VIE to our WFOE under the applicable service agreement.
If the shareholders of the VIE were to attempt to voluntarily liquidate the VIE without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request the shareholders of the VIE to transfer all of their respective equity ownership interests to a PRC entity or an individual designated by us in accordance with the option agreement with the shareholders of the VIE. In addition, under the operation agreement signed by our WFOE, the VIE and its shareholders and according to the Civil Code of the PRC, the shareholders of the VIE do not have the right to issue dividends to themselves or otherwise distribute the retained earnings or other assets of the VIE without our consent. In the event that the shareholders of the VIE initiate a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of the VIE without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual arrangements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation will be uncertain.

Our contractual arrangements with the VIE may result in adverse tax consequences to us.
As a result of our corporate structure and the contractual arrangements among our WFOE, the VIE, its shareholders and us, we are effectively subject to the PRC value-added tax at rates from 3% to 6% and related surcharges on revenues generated by our subsidiary from our contractual arrangements with the VIE. The PRC Enterprise Income Tax Law and its Implementing Regulations require every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. According to the Implementing Regulations of the Enterprise Income Tax Law, these transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and the VIE were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangement. If this occurs, the PRC tax authorities could request that the VIE and any of its subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIE and thereby increasing the VIE’s tax liabilities, which could subject the VIE to late fees and other penalties for the underpayment of taxes. Our results of operations may be materially and adversely affected if the VIE’s tax liabilities increase or if either of them becomes subject to late payment fees or other penalties.
Contractual arrangements we have entered into among our WFOE, the VIE and its shareholders may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net profit and the value of your investment.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We are not able to determine whether the contractual arrangements we have entered into among our WFOE, the VIE and its shareholders will be regarded by the PRC tax authorities as arm’s length transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned subsidiary in China, Zhixuan International Management Consulting (Shenzhen) Co., Ltd., or our WFOE, the VIE, and the VIE’s shareholders were not entered into on an arm’s length basis or resulted in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the VIE, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if they are required to pay late fees and other penalties.
We may rely principally on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.
We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our WFOE, which in turn relies on consulting and other fees paid to us by the VIE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our WFOE currently has in place with the VIE in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.
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
enterprises are incorporated.
Any limitation on the ability of our WFOE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. In addition, there is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash in the future. See also “—Risks Relating to Doing Business in China—The dividends we receive from our WFOE may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.”
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
We are an offshore holding company conducting our operations in China through our WFOE, the VIE and its subsidiaries. We may make loans to our WFOE, the VIE and its subsidiaries, or we may make additional capital contributions to our WFOE.
Any loans to our WFOE, which are treated as Foreign Investment Enterprises, or FIEs, under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our WFOE, the VIE and its subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to the VIE and its subsidiaries or other domestic PRC entities, according to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing in March 2020 and the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting Macro-prudential Regulation Parameter for Cross-border Financing of Enterprises in January 2021. The limit for the total amount of foreign debt is two times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to the VIE and its subsidiaries or other domestic PRC entities must also be filed and registered with the National Development and Reform Commission, or the NDRC. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be recorded with the Ministry of Commerce, or MOFCOM, or its local counterpart.
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
Non-investment
foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. If the VIE requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIE’s operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our WFOE, the VIE or its subsidiaries or with respect to future capital contributions by us to our WFOE. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Risks Relating to Doing Business in China
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up,
on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on
offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on
offering within three business days after completion of the
follow-on
offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Regulation – Regulations Relating to Overseas Listing and M&A.” Further to the Draft Provisions and the Draft Administration Measures, on April 2, 2022, the CSRC released the revised Provision on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Archives Rules. The Draft Archives Rules were open for public consultations until April 17, 2022. The Draft Archives Rules regulate both overseas direct offerings and overseas indirect offerings. The Draft Archives Rules provide that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets, government work secrets or that have a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service providers, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside of the PRC is required to be approved by competent authorities of the PRC.
As of the date of this annual report, the Draft Provisions, the Draft Administration Measures and the Draft Archives Rules were released for public comment only. There are uncertainties as to whether the Draft Provisions, the Draft Administration Measures and the Draft Archives Rules would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions, the Draft Administration Measures and the Draft Archives Rules. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on
financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all. As for confidentiality and archives management, the Draft Archives Rules remain silent on clarifications about “government work secrets” and “detrimental to national security or the public interest if divulged.”
Relatedly, on December 27, 2021, the NDRC and the Ministry of Commerce, or the MOFCOM, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.
The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business primarily through the VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the CAC and 12 other governmental authorities jointly issued the Measures, which required that, among others, internet platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC released the Regulations on the Network Data Security, or the Draft Regulations, for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. Since the Measures are relatively new and Draft Regulations are in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CAC or any other PRC governmental authorities for our offshore offerings. If the CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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
PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

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
On February 7, 2021, Anti-monopoly Commission of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of Internet platform may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entity, which became effective on the same day. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations, and any noncompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect our financial conditions, operations and business prospects.

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
Certain PRC subsidiaries of the VIE had historically failed to make adequate social insurances and housing fund contributions for their employees, failed to open and register the accounts for social insurance and housing funds or engage third-party agencies to make contributions in such agencies’ names to such employee benefit plans. We cannot assure you that we will not be required to make up the contributions for these welfare plans as well as late fees and fines, or that we will, in the future, be able to make adequate contributions to employee benefit plans for all employees or open and register the accounts for social insurance and housing funds in a timely manner, or at all. If we are subject to investigations or penalties related to non-compliance
with labor laws, our business, financial condition and results of operations could be adversely affected.

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
Since our ADSs became listed on the Nasdaq Global Market on February 11, 2020, the trading price of our ADSs been subject to side fluctuations. In 2021, the trading prices of our ADS on the Nasdaq Global Market have ranged from US$1.17 to US$13.85 per ADS. The trading price of other Chinese companies’ securities, including internet-based companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of the Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of our conduct. The trading price of our ADSs may fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be volatile for factors specific to our own operations, including the following:

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

As of February 28, 2022, Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, beneficially owned an aggregate of 150,591,207 Class B common shares and 7,105,740 Class A common shares in the form of ADSs. Together with 139,381,086 Class A common shares, the voting power of which has been delegated to Mr. Cunjun Ma, Mr. Cunjun Ma is able to exercise in aggregate 76.5% of our total voting power. Therefore, Mr. Cunjun Ma has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.
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
We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Legal claims, including federal securities law claims, against China-based Issuers, or their directors and officers based in China, may be difficult or impossible for investors to pursue in U.S. courts. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. Especially given the related assets or persons are located in China, a jurisdiction that may not recognize or enforce U.S. judgments. In that case, you may have to rely on legal claims and remedies available in China, where we and our directors and officers maintain substantially all of our assets. The claims and remedies available in these jurisdictions are significantly different from those available in the United States and are difficult to pursue. For risks relating to enforcing foreign judgments or bringing actions in China against us or our directors and officers, see Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our directors and management named in the annual report based on foreign laws.”

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
As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. We have relied on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5635(c) that shareholders’ approval must be obtained prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or when other equity compensation arrangement is to be made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We have elected to follow our home country practice and did not obtain shareholders’ approval for the material amendment to our 2019 Plan. If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.
We are and may continue to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or Class A common shares to significant adverse United States federal income tax consequences.
We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, and the value of our ADSs, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.
Assuming that we are the owner of the VIE (including its subsidiaries) for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2021, and based upon our current income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, and the value of our ADSs, we do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In particular, recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we will be or become a PFIC for any taxable year will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and a non-United
States corporation’s PFIC status for any taxable year is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A common shares and on the receipt of distributions on the ADSs or Class A common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A common shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”
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
In June 2019, in preparation of our initial public offering, we undertook a restructuring in order for shareholders of the VIE to own shares of our company, and we obtained control and became the primary beneficiary of Huiye Tianze by entering into a series of contractual arrangements with it and its shareholders through our WFOE. Due to the PRC legal restrictions on foreign ownership of internet-based businesses and qualifications requirements on foreign investors in the insurance brokerage business, we rely on these contractual arrangements to conduct a significant part of our operations in China. As a result of our equity ownership in our WFOE and the contractual arrangements with Huiye Tianze, or the VIE, and its shareholders, we are regarded as the primary beneficiary of the VIE, and we treat the VIE and its subsidiaries as a variable interest entity under U.S. GAAP. We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In June 2019, the VIE’s shareholders became shareholders of our company through their respective holding vehicles, and the shareholders’ rights and shareholding structure are substantially identical as the previous ones of the VIE.
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
On August 17, 2021, our board of directors approved a management share purchase plan, pursuant to which Mr. Cunjun Ma, our chairman of the board of directors and chief executive officer, and certain other members of our management team intend to allocate their personal funds to purchase up to an aggregate of US$5 million worth of our ADSs during a six-month
period, pursuant and subject to applicable laws and our securities trading policy. The management share purchase may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The management team has agreed to be subject to lock-up
restrictions for a period of six months with respect to the proposed purchased shares.

In December 2021, we, through a wholly-owned subsidiary of the VIE, entered into a definitive agreement to acquire 100% equity interest in Shanghai Senhao Insurance Agency Co., Ltd., a nationwide professional insurance agency company founded in 2015 with business networks in 11 provincial areas in China and holds a nationwide Insurance Agency License issued by the CBIRC.
On December 31, 2021, our board of directors approved the establishment of an Environmental, Social and Governance Committee, or the ESG Committee, aimed at enhancing our ESG performance and disclosure, and sustainable development. The ESG Committee consists of the Secretary of the Board and senior management members from core operational and administrative departments. Under the supervision of the Board, the ESG Committee will be responsible for formulating ESG strategies and goals, identifying and evaluating ESG risks and impacts, and overseeing the ESG initiatives and practices of our company.
On March 16, 2022, our board of directors authorized a share repurchase program under which we may repurchase up to US$5 million of our outstanding American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. We expect to fund repurchases made under this program from our existing funds.
The SEC maintains a web site at
www.sec.gov
that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.
See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview
We are an independent online insurance product and service platform in China. As a licensed insurance intermediary operating online platforms, we do not bear underwriting risks. We distribute on our platform insurance products underwritten by the insurance companies who cooperate with us, who we refer to as our insurer partners, and help them reach a large number of insurance clients. Our online platform offers digitalized insurance purchase experience and services through various internet and mobile internet channels. We primarily generate revenues from the insurance brokerage fees paid by our insurer partners.
We have accumulated a large insurance client base. As of December 31, 2021, we had cumulatively served 7.5 million insurance clients. A substantial portion of our insurance client base are the younger generation, particularly life and health insurance clients. In 2021, the average age of insurance clients who purchased life and health insurance products through our platform was 34.0.
In order to serve our clients’ protection needs, we offer a wide variety of insurance products with easy-to-understand
terms and focusing on protection. Our products cover two major categories—life and health insurance products, and property & casualty insurance products. In 2021, we offered approximately 424 life and health insurance products and approximately 653 property & casualty insurance products. Our life and health insurance products contributed to 97.2% of our brokerage income in 2021. Our long-term life and health insurance products primarily consist of critical illness insurance products, typically offering a lump-sum
payment to the insured if the insured is diagnosed with a major life-threatening illness as defined in the insurance policy. Starting from late 2019, we have been diversifying our insurance product offerings, such as starting to offer annuity and endowment life insurance products, in order to attract a wider client demographics and serve our clients’ lifetime insurance needs. Our annuity and endowment life insurance products contributed to 46.8% of our brokerage income in 2021.
We have established business cooperation with a large group of insurer partners. As of December 31, 2021, we cooperated with 109 insurer partners, representing a substantial portion of all licensed insurance companies in China. We empower our insurer partners to reach a massive and fragmented client base quickly, and enhance their insurance sales through our online platform. We have also integrated critical steps in the insurance policy distribution process, such as intelligent underwriting and in-force
policy administration, in our system. In addition, we design and develop tailor-made insurance products together with our insurer partners. In 2021, approximately 60.2% of the GWP facilitated through our platform were contributed by tailor-made insurance products that we developed together with our insurer partners.
The cumulative number of insurance clients we served increased from approximately 6.3 million as of December 31, 2019 to approximately 6.8 million as of December 31, 2020, and further to 7.5 million as of December 31, 2021. The GWP we facilitated increased from RMB2,014.3 million in 2019 to RMB3,019.9 million in 2020, and further to RMB5,018.2 million in 2021. We primarily generate revenues from the commission fees that we charge our insurer partners for facilitating insurance policies and generating premiums for them. Our total operating revenue increased from RMB993.3 million in 2019 to RMB1,220.2 million in 2020, and further to RMB2,245.0 million (US$352.3 million) in 2021. We generated net profit of RMB14.9 million in 2019, and have net loss of RMB18.3 million and RMB107.7 million (US$16.9 million) in 2020 and 2021, respectively.

Our Online Platform
We hold a nation-wide insurance intermediary license and operate an independent online insurance product and service platform in China. On our platform, we provide insurance clients with a one-stop
insurance experience. We distribute through our platform various insurance products underwritten by our insurer partners, some of which are products we designed and developed together with our insurer partners, and we do not assume underwriting risks ourselves. We offer easy interpretation and presentation of insurance policy terms to help insurance clients make informed decisions when purchasing insurance products. We provide services to insurance clients at various stages of the insurance transaction and in-force
period to improve client experience and increase client stickiness. On our platform, we connect insurer partners efficiently with a massive base of insurance clients and enhance their insurance sales. The total number of the insured we served increased from approximately 53.2 million as of December 31, 2019 to approximately 57.6 million as of December 31, 2020, and further to approximately 62.5 million as of December 31, 2021.
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
Mobile Platforms
In response to the prevalence of smartphone usage and smartphone users’ growing preference of acquiring information and conducting transactions on mobile devices, we have developed our “Huize Insurance” (慧择保险网) mobile app, and have established our official account and mini program on the WeChat platform.
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
Our Insurance Clients
We have a large and growing base of insurance clients. We define our insurance clients as purchasers of the insurance policies we distribute, including individual clients, who contribute to most of our revenues, and corporate clients. As of December 31, 2019, 2020 and 2021, the cumulative number of our insurance clients was approximately 6.3 million, 6.8 million and 7.5 million, respectively. As we continue to expand our product offerings, enhance our brand recognition and reputation, and deepen our cooperation with insurer partners and user traffic channels, we expect our client base to continue to grow.
We focus on serving the younger generation who are relatively well-educated, tech-savvy, more willing to learn insurance related knowledge, and tend to enjoy online consumption and investment. In 2021, the average age of those who purchased life and health insurance products through our platform was 34.0.
We aim at serving lifetime insurance needs of our clients and their families. We believe that most insurance clients are attracted by our high-quality product and service offerings after purchasing a first insurance policy on our platform. More importantly, the diversity of insurance products on our platform allows us to serve a variety of insurance clients at different stages of their lives.
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
Upon receiving a piece of client complaint, our service representative will extract and go through chat records and transaction records of the client, reach out to the client by phone, and resolve the issue. As of December 31, 2021, we had not experienced any material client complaints or claims.
Our Insurer Partners
As of December 31, 2021, we cooperated with 109 insurer partners, including 66 life and health insurance companies, and 43 property & casualty insurance companies. Some of our insurer partners also cooperate with reinsurance companies to underwrite insurance products offered on our platform. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 60.7%, 63.0% and 78.4% of our total operating revenue in 2019, 2020 and 2021, respectively.
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
Our Product Offerings
We offer two broad categories of insurance products: life and health insurance products and property & casualty insurance products, both of which contain products we designed and developed together with insurer partners. The insurance products we offer on our online platform are underwritten by our insurer partners. Our platform offered approximately 1,077 insurance products in 2021, including approximately 424 life and health insurance products, and approximately 653 property & casualty insurance products.
Below table sets forth the categories of insurance products we offered and GWP of each category in 2019, 2020 and 2021:

Type of Insurance Products	Sub-Category	GWP in 2019 (in RMB million)	GWP in 2020 (in RMB million)	GWP in 2021 (in RMB million)
Life and Health Insurance Products	Long-term health insurance products	1,423.4	2,142.9	2,617.1
	Short-term health insurance products	51.2	68.1	38.6
	Life insurance products and annuity insurance products	336.5	676.9	2,186.4
Property & casualty insurance products		203.2	132.0	176.1
Life and Health Insurance Products
The life and health insurance products listed on our platform include long-term health insurance products, short-term health insurance products, life insurance products and annuity insurance products. Our dedicated product design team with strong actuarial background design and develop tailor-made life and health insurance products to cater to client’s personal protection needs. In 2019, 2020 and 2021, we offered approximately 279, 475 and 424 life and health insurance products respectively. In 2021, the GWP we facilitated from our tailor-made life and health insurance products account for 61.5% of total GWP of our life and health insurance products we facilitated.
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
Taking advantage of our actuarial capabilities and our expertise in long-term health insurance products, we analyze clients’ potential insurance needs and design tailor-made insurance products accordingly. For a given new product idea, we build a model, conduct actuarial analysis, draw a preliminary price range, and proactively reach out to our insurer partners to discuss such product. After the cooperating insurer partner determines the final terms of the product, it files the product with the China Banking and Insurance Regulatory Commission and then launch the product on our platform. The product design and development process typically takes approximately three months. Popular long-term health insurance products we designed and developed in 2021 included Darwin Critical Care 2021 (达尔文易核版2021), a critical illness insurance product designed for sub-optimal
health group, and Hui Xin An No.5 (慧馨安5号), a critical illness insurance product customized for meeting children’s protection needs .

(2) Short-term Health Insurance Products
Short-term health insurance products we offer provide illness and disease insurance protections and medical benefits during a period that is usually shorter than one year from the effective date of the policy. Popular health insurance products on our platform in 2021 include Children Outpatient Nuanbaobao Super (少儿门诊暖宝保超能版)]
(3) Life Insurance Products
We offer term life insurance products, whole life insurance products and annuity insurance products on our platform. The term life insurance products we offer provide life insurance for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined
period, generally ranging from five to 20 years. In 2021, popular term life insurance products on our online platform include Da Mai Ding Hai Zhu (大麦定海柱), a customized term life insurance product designed to meet the protection needs of the younger generation.
The whole life insurance products we offer provide life insurance for the insured’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined
period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount of the policy is paid upon the death of the insured. In 2021, Whole life insurance products offered on our online platform include Jin Man Yi Zu Premium (金满意足臻享版), an increasingly popular whole life insurance product offering protection and saving functions with a single policy.
(4) Annuity Insurance Products
The annuity insurance products we offer pay annuity to the insured according to the time period as specified in the insurance policy and the amount received during the policy term. In 2021, we launched Everbright Smart Choice (光明慧选), a customized retirement annuity insurance product dedicated to meet customers’ multi-dimensional needs for both wealth accumulation and lifetime pension benefits.
Property & Casualty Insurance Products
The property & casualty insurance products we distribute include travel insurance products, individual casualty insurance products and corporate liability insurance. In 2019, 2020 and 2021, we offered approximately 1,073, 1,277 and 653 property & casualty insurance products respectively.
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
As of December 31, 2021, we held one patent and 22
on-going
patent registrations in China. We had registered 462 trademarks with the Trademark Office of the State Administration for Market Regulation in China, including our company’s Chinese name “Huize (慧择),” 13 trademarks in Hong Kong and three trademarks in the United States. We had registered 77 computer software copyrights registered with the PRC National Copyright Administration. We had 68 registered domain names, including our main website. In addition to the foregoing protections, we generally limit access to and use of our proprietary and other confidential information through the use of internal and external controls.
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
Company-wide Internal Control
Internal Control
We have a dedicated compliance working group consisting of compliance personnel from various business departments. Our legal and compliance department is responsible for formulating our overall internal control and compliance policies, ensuring their implementation and promoting a corporate culture of staying compliant with regulatory requirements. The compliance working group works with our legal department in conducting self-inspection and internal control over various business departments.
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
Data Privacy and Safety
We have implemented comprehensive procedures and guidelines to regulate our employees’ actions in relation to user data in order to protect user privacy and data security. We also have adopted a strict access control mechanism to ensure implementation of least privilege and need-to-know
principles and to protect user privacy while meeting business requirements. All client information we provide to our insurer partners are on a need-to-know
basis, and are strictly redacted and encrypted. In addition, we employ a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audit. We store and transmit all user data in encrypted format on separate servers. We do not share any input data from our users or any user insight data with third parties or allow third parties to access user data stored on our servers without proper authorization from users, and we also utilize firewalls to protect against potential cyber-attacks or unauthorized access. We periodically audit our systems and procedures to detect information security risks and privacy risks.
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
On December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, with an effective date of January 18, 2021. The Foreign Investment Security Review Mechanism (the “Security Review Mechanism”) in charge of organization, coordination and guidance of foreign investment security review is thereunder established. A working mechanism office shall be established under NDRC, and be jointly led by NDRC and MOFCOM to undertake routine work on the security review of foreign investment. According to the Security Review Mechanism, foreign investment activities that fall within the ambit of the new Measures or obtain actual control over the target enterprises covered by the new Measures shall take the initiative to make a declaration to the working mechanism office prior to making any investments. Such activities include important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields that concern national security.

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
On December 27, 2021, the NDRC and the MOFCOM jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, which took effective on January 1, 2022. According to the 2021 Negative List, internet information services fall within the scope of value-added telecommunications services (except for
e-commerce,
domestic multi-party communication, storage and forwarding classes and call centers), which are under the “restricted” category.
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
In addition, on December 3, 2021, the CBIRC promulgated the Notice of the Relevant Measures for Clarifying the Opening up of the Insurance Intermediary Market, or the Notice, for the purposes of opening up the insurance industry and promoting a sound and orderly development of the insurance industry. The Notice provides that (i) foreign insurance brokerage companies with solid business operations overseas, if complying with relevant regulations of the CBIRC, are allowed to establish insurance brokerage companies in China to engage in insurance brokerage business; (ii) specialized insurance intermediaries, including insurance agencies, insurance brokerage companies, and insurance adjustment assessment institutions established in China by foreign insurance corporate groups and foreign-funded insurance corporate groups, are allowed to engage in relevant insurance intermediary business; and (iii) before engaging in relevant insurance intermediary business, foreign-invested specialized insurance intermediaries shall, as applicable, fulfill their obligations to file with or obtain approvals, licenses or permits from relevant authorities, and the relevant provisions of CBIRC on specialized insurance intermediaries shall apply to the business scope and market access standards.
Regulations on Insurance Intermediary Business
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
The PRC Insurance Law, effective in 1995 and last amended in 2015, is the most important law in the regulatory and legal framework for the PRC insurance industry. The PRC Insurance Law provides that an insurance broker is an entity that, in the interest of the applicant, provides intermediary services between the applicant and the insurer for the conclusion of an insurance contract and receives a commission in accordance with relevant laws. An insurance agent shall be an institution or an individual which charge commissions from insurers and operate insurance business on behalf of insurers to the extent authorized by insurers. Insurance agencies include specialized insurance agencies which only operate the insurance agency business and concurrent-business insurance agency insurance agencies which concurrently operate the insurance agency business and other businesses. An insurance broker or insurance agency shall obtain an Insurance Brokerage License and an Insurance Agency License before it engages in insurance brokerage business or insurance agency business, respectively.
Since the promulgation and implementation of the PRC Insurance Law in 1995, the insurance supervision and regulatory authority has promulgated a series of departmental rules and regulations and other regulatory documents pursuant to the PRC Insurance Law, covering almost all aspects of insurance operations. Regarding the establishment of insurance brokers, there are other important laws and regulations besides the PRC Insurance Law, including the Regulatory Provisions on Insurance Brokerages, or the Insurance Brokerages Provisions, which became effective on May 1, 2018. Insurance Brokerages Provisions specify provisions regarding market access, operation rules, exit from market, industry self-discipline, monitoring and inspection and legal obligations for insurance brokers. Regarding the insurance agency business, besides the PRC Insurance Law, insurance agents shall comply with the Regulatory Provisions on Insurance Agents, or the Insurance Agents Provisions, promulgated on November 12, 2020 and became effective on January 1, 2021, which specify provisions regarding market access, office qualifications, practitioners, operation rules, exit from market, market exit, and legal liabilities for insurance agents. Regarding the insurance adjustment assessment business, the Regulatory Provisions on Insurance Adjusters, or the Insurance Adjusters Provisions, which was promulgated on February 1, 2018 and became effective on May 1, 2018, provides provisions on operating conditions, operation rules, market exit, industrial self-regulation and legal liabilities for insurance adjusters.

The Administrative Measures for the Licenses of Banking and Insurance Institutions, which was issued by the CBIRC on April 28, 2021 and took effect from July 1, 2021, stipulate that banking and insurance institutions, including insurance brokerage companies, concurrent-business insurance agencies and other insurance intermediaries, shall, when conducting financial business, legally obtain a business license issued by the administration for market regulation.
On October 28, 2021, the CBIRC promulgated the Measures for the Implementation of Administrative License and Recordation for Insurance Intermediaries which became effective on February 1, 2022. The CBIRC and its local offices shall, in accordance with the provisions of these Measures, implement administrative license and recordation of insurance intermediary business and senior executives.
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
An insurance broker applying for operating insurance brokerage business shall, after obtaining the business license, submit without delay the application materials as required by the CBIRC and disclose the relevant information. The CBIRC and its local branches shall grant administrative licenses in accordance with their statutory responsibilities and procedures. If the CBIRC and its local branches permit an applicant to operate the insurance brokerage business in accordance with the law, they shall issue licenses to the applicant. An applicant may not carry out the insurance brokerage business until it obtains the license, and it shall register the relevant information in a regulatory information system as prescribed by the CBIRC in time. In addition, an insurance broker shall have its own business premise and set up a designated account book to record the income and expenditure of the insurance brokerage business. An insurance broker shall open an independent designated account for client funds. The following funds shall only be deposited in the designated account for client funds: (i) insurance premiums paid by policyholders to an insurance company; and (ii) surrender value and pay-outs
collected on behalf of policyholders, insured parties and beneficiaries. An insurance broker shall open an independent account for commissions it collects.
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
According to Measures for the Implementation of Administrative License and Recordation for Insurance Intermediaries, the CBIRC or its local office shall issue a license to an applicant if the CBIRC or its local office makes a decision to grant approval. If a decision of disapproval is made, the reasons shall be explained. A company that survives shall modify its registration of the name, business scope, bylaws and other items according to the law, to ensure that there is no “insurance brokerage” in its name.

Establishment of Insurance Agents and Acquisition of Qualification for Operating Insurance Agency Business
Pursuant to the PRC Insurance Law and the Insurance Agents Provisions, to operate insurance agency business within the territory of the PRC, a specialized insurance agency company shall satisfy the requirements stipulated by the CBIRC and obtain an Insurance Agency License. The minimum registered capital of a specialized insurance agency company that conducts business in regions not limited to the provincial level is RMB50 million. The minimum registered capital of a specialized insurance agency that conducts business within the provincial level is RMB20 million. The registered capital of full-time insurance agency must be paid in cash.
A specialized insurance agency company applying for operating insurance agency business shall, after obtaining the business license, submit without delay the application materials as required by the CBIRC and disclose the relevant information. The CBIRC and its local branches shall grant the Insurance Agency License in accordance with their statutory responsibilities and procedures. If the CBIRC and its local branches permit such applicant to operate the insurance agency business in accordance with the law, they shall issue licenses to the applicant. An applicant may not carry out the insurance agency business until it obtains the Insurance Agency License, and it shall register the relevant information in a regulatory information system as prescribed by the CBIRC in time. In addition, an insurance agency company shall have its own business premise and set up a designated account book to record the income and expenditure of the insurance agency business. An insurance agency company shall open an independent designated account for client funds.
To operate insurance full-time agency business, a specialized insurance agency company shall satisfy the following conditions: (i) its shareholders meet the requirements stipulated in the Insurance Agents Provisions, and make capital contribution with their self-owned, true and lawful funds instead of bank loans or non-self-owned
funds in various forms; (ii) its registered capital meets the requirements of Article 10 of the Insurance Agents Provisions and the registered capital shall be entrusted in accordance with the relevant provisions of the CBIRC; (iii) its business scope recorded in the business license is in compliance with the relevant provisions of the CBIRC; (iv) its articles of association are in conformity with the relevant provisions; (v) its company name is in conformity with the Insurance Agents Provisions; (vi) its senior managers meet the qualification requirements stipulated in the Insurance Agents Provisions; (vii) it has established a governance structure and internal control system as stipulated by the CBIRC, and a scientifically and reasonably feasible business mode; (viii) it has a fixed premise in line with its business scale; (ix) it has a business and financial information management system as stipulated by the CBIRC; and (x) other conditions specified by laws and administrative regulations or prescribed the CBIRC.
According to Measures for the Implementation of Administrative License and Recordation for Insurance Intermediaries, the CBIRC or its local office shall issue a license to an applicant if the CBIRC or its local office makes a decision to grant approval. If a decision of disapproval is made, the reasons shall be explained. A company that survives shall modify its registration of the name, business scope, bylaws and other items according to the law, to ensure that there is no “insurance agency” in its name.
Establishment of Insurance Adjusters and Acquisition of Qualification for Operating Insurance Adjustment Assessment Business
Pursuant to the Insurance Adjusters Provisions, to operate insurance adjustment assessment business within the territory of the PRC, insurance adjusters shall satisfy the requirements as prescribed in the Asset Appraisal Law, meet the conditions as prescribed by the CBIRC, and undergo the business recordation formalities with the CBIRC and its local offices.
An insurance adjustment assessment institution to engage in insurance adjustment assessment business, shall, within 30 days from the date of obtaining the business license, undergo the recordation formalities with the CBIRC and its local office through the regulatory information system prescribed by the CBIRC and concurrently submit paper materials as required. To operate insurance adjustment assessment business, an insurance adjustment assessment company shall satisfy the following conditions: (i) its shareholders meet the requirements stipulated in the Insurance Adjusters Provisions and make capital contribution with their self-owned, true and lawful funds instead of bank loans or non-self-owned
funds in various forms; (ii) according to the business development plan, it has the working capital required for routine business operation and assumption of risks. A national institution shall have working capital of RMB 2 million and a regional institution shall have working capital of RMB 1 million; (iii) the custody of its working capital complies with the relevant provisions issued by the CBIRC; (iv) the business scope recorded in the business license does not exceed the scope as prescribed in Article 43 of the Insurance Adjusters Provisions; (v) its company name is in conformity with the Insurance Adjusters Provisions; (vi) its senior managers meet the qualification requirements stipulated in the Insurance Adjusters Provisions; (vii) it has established a governance structure and internal control system as stipulated by the CBIRC, and a scientifically and reasonably feasible business mode; (viii) it has a fixed premise in line with its business scale; (ix) it has a business and financial information management system as stipulated by the CBIRC; and (x) other conditions specified by laws and administrative regulations or prescribed the CBIRC.

Revocation of Insurance Brokerage Companies
Pursuant to the Insurance Brokerages Provisions, an insurance brokerage company shall exit the insurance brokerage market according to the laws, administrative regulations and other relevant provisions. Where any insurance brokerage company falls under any of the following circumstances, the local branches of the CBIRC shall cancel its license according to the law and announce the cancellation: (i) its license fails to be extended upon expiration; (ii) its license is annulled, revoked or canceled in accordance with the law; (iii) it is terminated in accordance with the law due to dissolution, declaration of bankruptcy or other reasons; or (iv) other circumstances stipulated by laws and administrative regulations. An insurance brokerage company, the license of which has been canceled, shall return the original license in time; if the license cannot be returned, the local branches of the CBIRC shall state as such in the announcement. An insurance brokerage company, the license of which has been canceled, shall terminate its insurance brokerage business, and, within fifteen days from the date of license cancellation, make a written report to the industrial and commercial administrative department where its industrial and commercial registration was made. Where the company continues to exist, it shall not engage in insurance brokerage business and shall go through the formalities of business registration for changes in matters such as name, business scope and articles of association in accordance with the law, and ensure that its name does not include the term “insurance brokerage.”
If any branch of an insurance brokerage company is in a disorderly operation and management and is engaged in major unlawful or illegal activities, the insurance brokerage company shall, in accordance with the regulatory requirements of the CBIRC and its local branches, take such measures against the branch as rectification within a specified period, business suspension and cancellation.
Where a licensee obtains an Insurance Brokerage License or other administrative licenses through improper means such as deception or bribery, such license shall be revoked by the CBIRC and its local branches, and the licensee shall be given administrative punishments according to the law; the applicant may not apply for the administrative license again within three years.
Revocation of Insurance Agency Companies
Pursuant to the Insurance Agents Provisions, an insurance agency company shall exit the insurance agency market according to the laws, administrative regulations and other relevant regulatory rules. Where an insurance agency company falls under any of the following circumstances, the local branches of the CBIRC shall revoke its license according to the law and announce such decision: (i) its license is annulled, revoked or canceled in accordance with the law; (ii) it is terminated in accordance with the law due to dissolution, declaration of bankruptcy or other reasons; or (iii) other circumstances stipulated by laws and administrative regulations. An insurance agency company, the license of which has been canceled, shall return the original license in time; if the license cannot be returned, the local branches of the CBIRC shall state as such in the announcement. An insurance agency company, the license of which has been canceled, shall terminate its insurance agency business. Where the specialized insurance agency company continues to exist, it shall not engage in insurance agency business and shall go through the formalities of business registration for changes in matters such as name, business scope and articles of association in accordance with the law, and ensure that its name does not include the term “insurance agency.” Where the permit of a concurrent-business insurance agency is revoked by the insurance regulatory authorities pursuant to the law, it shall not reapply for permit within three years; where the permit is canceled pursuant to the law due to any other reason, it shall not reapply for permit within one year. Where a licensee obtains an Insurance Agency License or other administrative licenses through improper means such as deception or bribery, such license shall be revoked by the CBIRC and its local branches, and the licensee shall be given administrative punishments according to the law; the applicant may not apply for the administrative license again within three years.

Revocation of Insurance Adjustment Assessment Companies
Pursuant to the Insurance Adjusters Provisions, under any of the following circumstances, an insurance adjuster shall, within five days, cancel the practicing registration of an insurance adjuster: (i) an insurance adjuster is subject to administrative punishment of suspension of practice; (ii) an insurance adjuster terminates practice for other reasons; (iii) an insurance adjuster stops engaging in the insurance adjustment assessment business for close-down, dissolution or other reasons; (iv) other circumstances as prescribed by laws, administrative regulations, and the provisions issued by the CBIRC.
Where a branch of an insurance adjustment assessment institution has chaos in business operation and management and has any major violation of laws and regulations, the insurance adjuster shall, in accordance with the regulatory requirements of the CBIRC and its local office, take measures such as making rectification within a prescribed time limit, suspending business and cancellation against the branch.
Internal Governance
Corporate Governance in Insurance Intermediary Companies
Pursuant to the Insurance Brokerages Provisions, the Insurance Agents Provisions, the Insurance Adjusters Provisions, an insurance broker shall, an insurance agency or an insurance adjuster, in accordance with the laws, administrative regulations and the relevant CBIRC provisions, establish sound corporate governance structure and systems under the principles of clear responsibilities, strengthened checks and balances and risk management. Moreover, it shall make clear the management and control responsibilities, build a compliance system, focus on self-discipline and strengthen internal accountability to ensure sound operation.
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
Deposit and Vocational Liability Insurance
Pursuant to relevant provisions of the PRC Insurance Law, an insurance broker and an insurance agency shall, in accordance with the provisions stipulated by the insurance supervision and control authority under the State Council, make contributions to security deposit or apply for professional liability insurance.
Once the professional liability insurance is procured, an insurance broker and a specialized insurance agency shall ensure that the insurance remains valid. The maximum compensation for each accident under the professional liability insurance procured by an insurance broker or a specialized insurance agency shall be no less than RMB1 million.
One-year
accumulated maximum compensation shall be no less than RMB10 million and no less than the insurance broker’s or the specialized insurance agency’s income from primary business in the previous year. A concurrent-business insurance agency shall purchase professional liability insurance or make contributions to security deposit in accordance with the rules of the CBIRC.

If an insurance brokerage company and a specialized insurance agency company intends to pay deposit, the deposit shall be paid at 5% of its registered capital; if the insurance brokerage company and the specialized insurance agency company increase the registered capital, the amount of the deposit shall be increased proportionately. An insurance brokerage company and a specialized insurance agency company shall pay the deposit in full. The deposit shall be stored in a designated account in the form of bank deposit to a commercial bank or in any other form approved by the CBIRC.
Under any of the following circumstances, an insurance brokerage company and a specialized insurance agency company may use the deposit: (i) decrease of the registered capital; (ii) cancellation of the license; (iii) taking out of professional liability insurance in conformity with the conditions; or (iv) other circumstances provided for by the CBIRC.
According to the Insurance Adjusters Provisions, an insurance adjuster shall, within twenty days from the date when the recordation is announced and based on business needs, establish an occupational risk fund, or purchase the professional liability insurance, and improve the risk prevention procedures.
An insurance adjuster that establishes an occupational risk fund shall pay 5% of its main business income in the last year into the fund, and accordingly increase the amount of the occupational risk fund, if the annual main business income is increased; and it is not required to increase the occupational risk fund, if the deposit amount of the occupational risk fund reaches RMB1 million. An insurance adjuster that purchases professional liability insurance shall ensure the continuous validity of the insurance. The limit of liability for each accident under the professional liability insurance purchased by an insurance adjuster shall not be less than RMB1 million, and the cumulative one-year
limit of liability shall not be less than RMB10 million and not be less than main business income of the insurance adjuster in the last year.
Anti-money Laundering
Pursuant to the Notice of Strengthening Anti-money Laundering in Insurance Industry promulgated by the CIRC on August 10, 2010 and Administrative Measures for Anti-money Laundering Agenda in Insurance Industry promulgated on September 13, 2011 by the CIRC and became effective on October 1, 2011, the CBIRC shall organize, coordinate and direct anti-money laundering effort in insurance industry.
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

Business Scope of Insurance Intermediaries
According to the Insurance Brokerages Provisions, an insurance broker when engaging in insurance brokerage business, may not exceed the business scope and business area of the underwriter. An insurance broker may operate all or part of the following businesses: (i) draft insurance plans for policyholders, select insurance companies and process insurance application formalities; (ii) assist insured parties or beneficiaries in making claims; (iii) carry out reinsurance brokerage businesses; (iv) provide disaster prevention or loss prevention or risk evaluation and risk management advisory services to entrusting parties; and/or (v) any other insurance brokerage-related businesses stipulated by the CBIRC. Where the CBIRC otherwise provides for any insurance brokerage business involving coinsurance or underwriting insurance at another locality and master policy, such provisions shall prevail.
An insurance broker and its practitioners may not sell
non-insurance
financial products, except for
non-insurance
financial products approved by the relevant financial regulatory authorities. Before selling non-insurance
financial products, an insurance broker and its practitioners shall have the necessary qualifications.
According to the Insurance Agents Provisions, a specialized insurance agency when engaging in insurance agency business, may not exceed the business scope and business area of the underwriter. A specialized insurance agency may operate all or part of the following businesses: (i) sell insurance products as an agent; (ii) collect insurance fees as an agent; (iii) conduct loss investigation and claims settlement concerning insurance business; (iv) any other insurance agency-related businesses stipulated by the CBIRC. An insurance agency shall not engage in insurance agency business beyond the business scope and operating regions of the insurance company on behalf of which it provides agency services, except insurance agency business involving co-insurance
outside its business territory, insurance underwritten outside its business territory, or master policies as otherwise prescribed by the CBIRC.
According to the Insurance Adjusters Provision, an insurance adjuster when engaging in insurance adjustment assessment business, may not exceed the business scope and business area of the underwriter. An insurance adjuster may operate all or part of the following businesses:(i) the pre-underwriting
and post-underwriting inspection, valuation, and risk assessment of the subject matters of insurance; (ii) the post-claim survey, inspection, loss assessment, and claim settlement in respect of the subject matters of insurance as well as the disposition of their residual value; (iii) risk management consulting; (iv) other business as prescribed by the CBIRC.
Services and Products Provided by Insurance Intermediaries and Their Practitioners
Pursuant to the Basic Service Standards for Insurance Brokers promulgated by the CIRC on January 16, 2013, the service steps and content of insurance brokers for insurance clients (consumers) include but not limited to the establishment of insurance brokerage relationship, risk assessment, preparation of insurance purchase plan, selection of insurance companies for the clients, procedures for taking out insurance policies, services during the insurance period, assistance in claims and complaint settlement.
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
Pursuant to the Basic Service Standards for Insurance Agencies promulgated by the CIRC on January 16, 2013, the service steps and content of insurance agencies for insurance clients (consumers) include but not limited to sufficient communications with customers to understand their insurance needs, recommendation of insurance products, assistance to customers in their handling of insurance application formalities, offering of preservation service, assistance to customers in their claims, handling of complaints and so forth. An insurance agency shall: (i) make full notification and disclosure when contacting a customer for the first time;provide pre-sale
service in a thoughtful and responsible manner; (ii) provide in-sale
service in a comprehensive and meticulous manner; (iii) provide after-sale service in a diligent and efficient manner; (iv) assist a customer in claiming for indemnity in an appropriate and timely manner. handle complaints in a timely and effective manner.

Pursuant to the Basic Service Standards for Insurance Adjusters promulgated by the CIRC on January 16, 2013, the service steps and content of insurance adjusters for insurance clients (consumers) include but not limited to acceptance of entrustment to establish insurance assessment service relationship, risk assessment for the entrusting parties, survey on the subject matter after the accident, determination of responsibilities and losses, handling of insurance consumers’ complaints and so forth. An insurance adjuster shall: (i) make full notification and disclosureconduct risk assessment in a professional and prudent mannerl; (ii) conduct survey in a detailed and timely manner; (iii) determine liabilities and assess losses in a conscientious and impartial manner, and conduct complete communication; (iv) handle complaints in a timely and effective manner.
According to the Insurance Brokerages Provisions and the Insurance Agents Provisions, an insurance broker, an insurance agent, and their practitioners may not have the following acts in handling insurance business: (i) cheating the insurer, the applicant, the insured or the beneficiary; (ii) concealing any important circumstances relating to the insurance contract; (iii) obstructing the applicant to fulfill the obligation of telling the truth, or inducing the applicant not to fulfill the same; (iv) granting or promising to grant to the applicant, the insured or the beneficiary any interest other than that stipulated in the insurance contract; (v) compelling, inducing the applicant to enter or restricting from entry into an insurance contract by using its administrative power, position or the advantage of their profession and other improper means; (vi) forging or altering the insurance contract without authorization or providing false evidence for parties to the insurance contract; (vii) misappropriating, retaining or embezzling the premiums or insurance benefits; (viii) making use of the advantages of the business to obtain improper benefits for other institutions or individuals; (ix) defrauding insurance benefits in collusion with the applicant, the insured or the beneficiary; or (x) disclosing trade secrets of the insurer, the applicant and the insured known during the business activities. An insurance broker, an insurance agent and their practitioners shall not solicit or accept any remuneration or other property other than those as agreed in contract and granted by any insurance company or its staff or take advantage of executing the insurance brokerage business to obtain other illegal benefits in the course of carrying out the insurance brokerage/agency business.
In addition, an insurance broker shall prepare standardized information booklets for customers in the course of conducting businesses. The information booklet for customers shall include the following matters: (i) name, business premises, scope of business and contact details of the insurance broker; (ii) the method for obtaining of remuneration by the insurance broker, including information on whether the insurance broker collects commission from the insurance company etc.; (iii) whether the insurance broker and its senior management personnel are a related party of an insurance company or any other insurance intermediary which relate to its brokerage businesses; and (iv) complaint channel and dispute resolution method. Unless as otherwise prescribed by the CBIRC, an insurance agency shall, during the process of engaging in business, develop and produce the client notification. A client notification shall, at a minimum, include the following: (i) name, business premise, scope of business and contact methods of the insurance agency and the insurance company; (ii) whether there is any affiliation relationship between the senior executives of a full-time insurance agency and the insurance company for which agency services are provided or another insurance intermediary institution; (iii)complaint channel and dispute resolution method.
According to the Insurance Adjusters Provisions, an insurance adjuster may not have the following acts in handling insurance adjustment assessment business: (i) seeking illicit benefits by taking advantage of its business. Permitting another institution to carry out business in its name, or carrying out business by illegally using the name of another institution; (ii) soliciting business by illicit means such as maliciously beating down prices, offering kickbacks, conducting false publicity or disparaging or defaming any other adjustment institution; (iii) accepting any business to which it is an interested party; (iv) accepting the authorization of both parties to the conflict of interest respectively and conducting appraisal of the same appraisal object. Issuing any false adjustment report or any adjustment report with material omission; (v) retaining or designating a person who does not comply with the provisions to carry out adjustment business; and (vi) committing any other violation of law or administrative regulation. In addition, an insurance adjuster shall develop a standard client notification letter and present it to clients when carrying out business. A client notification letter shall, at a minimum, include the name, recordation information, business premises, scope of business, contact information, complaint channels, dispute settlement methods and other basic matters of the insurance adjuster.

According to the Administrative Measures on Insurance Clauses and Premium Rates of Life Insurers, last amended on October 19, 2015 by the CBIRC, the insurance clauses and premium rates of the following insurance types of an insurer shall be submitted to CBIRC for examination and approval prior to their launch: (i) insurance concerning public interests; (ii) insurance compulsorily enforced according to law; (iii) life insurance newly developed as required by CBIRC; and (iv) other insurance specified by the CBIRC. Types of insurance other than those listed above shall be submitted to CBIRC for record.
According to the Administrative Measures on the Insurance Clauses and Premium Rates of Property Insurance Companies, which was promulgated on February 5, 2010 by the CIRC, and became effective from April 1, 2010 and was amended on August 16, 2021 with an effective date of October 1, 2021, the insurance clauses and premium rates for types of property insurances that concern public interests or that are of a compulsory nature shall be reported by the insurance company to the CBIRC for approval in accordance with the provisions of such Measures. The insurance clauses and premium rates for other types of property insurances shall be reported by insurance companies to CBIRC or its local offices at the provincial level for record-filing.
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
On October 12, 2021, the CBIRC issued the Notice on Further Regulating Matters Concerning Internet Personal Insurance Business, pursuant to which internet personal insurance products include accident insurance, health insurance (except nursing insurance), term life insurance, ordinary life insurance with a policy period of more than ten years (except term life insurance) and ordinary annuity insurance with a policy period of more than ten years, and other personal insurance products stipulated by the CBIRC. Pursuant to the notice, internet personal insurance products that do not meet the requirements thereof are prohibited from being offered online, and public display of, or direction to, hyperlinks to the webpages of placing orders on the internet of such internet personal insurance products are prohibited as well. Insurance intermediaries that conduct internet personal insurance business shall strengthen the system development and have operations and service capabilities that meet the requirements set forth in this Notice. The notice also provides that customer service personnel of insurance intermediaries are not allowed to actively conduct marketing activities with regard to internet personal insurance products, and their compensation shall not be linked to the sales results of internet personal insurance products.
Qualification Management for Directors, Supervisors and Senior Management Personnel
According to the Insurance Brokerages Provisions and the Insurance Agents Provisions, senior officers of an insurance broker and a specialized insurance agency refer to the following persons: (i) the general manager and deputy general manager of an insurance brokerage company and a specialized insurance agency; (ii) the principals of provincial branch offices; and (iii) other personnel who exercises important authority over the operation and management of the company. Senior officers of an insurance broker and a specialized insurance agency shall obtain the employment qualification approved by the local branches of CBIRC prior to assumption of duty.

The senior officers of an insurance broker and a specialized insurance agency shall meet the following conditions: (i) having college degree or above; (ii) having been engaged in finance-related work for more than three years or having been engaged in economics-related work for more than five years; (iii) having the operation and management ability necessary for performing duties, and being familiar with insurance laws, administrative regulations and the relevant CBIRC provisions; and (iv) being honest and trustworthy and of good character. Persons who have been engaged in finance-related work for more than ten years are not subject to clause (i) above. Principals of branches other than the provincial branch offices to be employed by an insurance broker or a specialized insurance agency shall satisfy the conditions listed above.
Pursuant to the Insurance Brokerages Provisions, any person who falls under any of the following circumstances may not serve as senior officers of an insurance broker and principals of branches other than provincial branch offices: (i) serving as a director, supervisor or senior officer of an insurance company or insurance intermediary whose license has been revoked for not more than three years from the revocation date due to violations of law, and being individually liable or being responsible for leadership for the license revocation; (ii) being a director, supervisor or senior officer of a financial institution whose qualification has been canceled for not more than five years from the date of disqualification due to illegal activities or discipline misconduct; (iii) being prohibited from entering the financial industry for a certain period of time by any financial regulator and the said period is not yet ended; (iv) having been warned or fined by any financial regulator for not more than two years from the date of such warning or fine; (v) being investigated by any judiciary, discipline inspection and supervision departments or financial regulators; (vi) being subject to joint punishments by the relevant state entities and shall be punished in the field of insurance due to serious dishonesty, or being involved in other serious dishonesty records within the recent five years; or (vii) other circumstances specified by laws and administrative regulations and by the CBIRC.
Without the approval of the shareholders’ meeting or the general meeting of shareholders, no senior officers of an insurance broker or principals of branches other than provincial branch offices may work at the same time at any institution with conflict of interest.
Pursuant to the Insurance Agents Provisions, any person who falls under any of the following circumstances shall not be appointed as a senior officer of a specialized insurance agency or the principal of a branch other than the provincial branch company: (i) having no capacity for civil conduct or limited capacity for civil conduct; (ii) having been sentenced to any criminal penalty due to corruption, bribery, encroachment of property, misappropriation of property or disrupting the socialist market order and it is less than five years since the completion of the execution of the penalty; or having been deprived of political rights due to any crime and it is less than five years since the completion of the execution of the penalty; (iii) serving as a director, factory director or manager of a bankrupt and liquidated company or enterprise and being personally responsible for the bankruptcy of such company or enterprise, where not more than three years have elapsed since the completion of the bankruptcy and liquidation; (iv) having served as the legal representative of a company or enterprise whose business license has been revoked or which has been ordered to close down due to a violation of law and being personally liable, and it is less than three years since the date of revocation of the business license; (v) having served as the director, supervisor or senior officer of an insurance company or insurance intermediary whose permit is revoked as a result of violation of laws and being personally liable or having direct leadership liability for the revocation of the permit, and it is less than three years since the date of revocation of the permit; (vi) having served as a director, supervisor or senior officer of a financial institution whose appointment qualifications have been revoked by the financial regulatory authorities due to illegal or disciplinary offence and it is less than five years since the date of revocation of appointment qualifications; (vii) having been barred from the financial industry by the financial regulatory authorities for a certain period of time and such period has not expired yet; (viii) having been warned or fined less than two years by the financial regulatory authorities; (ix) having been investigated by the judicial authorities, disciplinary inspection authorities or financial regulatory authorities; (x) having failed to repay a relatively large amount of personal debt due; (xi) having been identified by the relevant State agencies as a subject of joint punishment for dishonesty and shall be punished in the insurance sector due to a serious dishonest conduct, or having other bad records of serious dishonest conduct within the past five years; or (xii) any other circumstances stipulated by laws, administrative regulations and the provisions of the CBIRC.

According to the Insurance Adjusters Provisions, senior officers of an insurance adjuster refer to the following persons: (i) the general manager and deputy general manager of an insurance adjustment assessment company; (ii) the executive partner of an insurance adjustment assessment partnership; and (iii) the primary person in charge of a branch; (iv) executives who have the same function and power as the aforesaid personnel.
The board chairman or executive director or senior executive of an insurance adjuster shall meet the following conditions: (i) he or she has an educational background of junior college or above; (ii) having been engaged in financial work or asset appraisal work for more than three years or having been engaged in economic work for more than five years; (iii) having the management capability required for performing the duties and familiar with insurance laws and administrative regulations and the relevant provisions issued by the CBIRC; (iv) being honest and trustworthy and of good character. Persons who have been engaged in financial or asset appraisal work for more than ten years are not subject to clause (i) above.
Qualification Management for Insurance Brokerage Practitioners
Certain provisions of the PRC Insurance Law were revised at the 14th session of the 12th SCNPC on April 24, 2015. The examination and approval of the qualification of insurance brokerage practitioners have been canceled.
Pursuant to the CIRC Notice on Relevant Issues Pertaining to Administration of Practitioners with Insurance Intermediaries, which was promulgated and became effective on August 3, 2015, before an insurance intermediary practitioner begins to practice, his/her company shall handle the practicing registration in the insurance intermediary regulatory information system of the CBIRC for him/her, and the qualification certificate shall not be served as necessary condition for administration of practicing registration.
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

Regulations on Information Security
The National People’s Congress has enacted legislation that prohibits use of the internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.
Pursuant to applicable regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and monitoring systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.
In December 2015, the Standing Committee of the National People’s Congress promulgated the Anti-Terrorism Law of the PRC, or the Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.
In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.
For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law was recently promulgated and has not yet taken effect, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.
On December 28, 2021, the Cyberspace Administration of China, or the CAC, and 12 other governmental authorities jointly issued the Measures for Cybersecurity Review, or the Measures, which became effective on February 15, 2022. The relevant operators shall apply with the Cybersecurity Review Office of CAC for a cybersecurity review under the following circumstances: (i) internet platform operators holding over one million individuals’ personal information pursuing a foreign listing, (ii) operators of ‘‘critical information infrastructure’’ that intend to purchase internet products and services that will or may affect national security, and (iii) internet platform operators carrying out data processing that affect or may affect national security. Besides, the Measures also provides that if the relevant authorities consider that certain network products and services, data processing activities and listings in foreign countries affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Measures also elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing.
On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and were open for public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment.
On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.
On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment). According to these measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure; (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor which has processed more than one million users’ personal data; (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively; (v) such other circumstances where ex-ante
security assessment and evaluation of cross-border data transfer is required by the CAC.
On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.
In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in the PRC with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.
Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in
and
log-out
time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, which was promulgated by the PRC National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.
On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the relevant crimes.

Regulations on Internet Privacy
The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by MIIT and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the Cyber Security Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information.
The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis
and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner;
(v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing
such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.
On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential
information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”
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
Regulations on M&A Rules and Overseas Securities Offering and Listing
Under the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (revised in 2009), or the M&A Rules, a foreign investor is required to obtain necessary approvals when (i) a foreign investor acquires equity in a domestic non-foreign
invested enterprise thereby converting it into a foreign-invested enterprise, or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it into a foreign-invested enterprise; or (ii) a foreign investor establishes a foreign-invested enterprise which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. According to Article 11 of the M&A Rules, where a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it, acquires a domestic company which is related to or connected with it, approval from the MOFCOM is required.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the MOFCOM jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.
On December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.
According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on
offering within three business days after completion of the
follow-on
offering, (iii) with respect to its
follow-on
offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be.
Non-compliance
with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of RMB1 million to RMB10 million on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5,000,000 either individually or collectively.
On April 2, 2022, the CSRC released the revised Provision on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Archives Rules. The Draft Archives Rules were open for public consultations until April 17, 2022. The Draft Archives Rules regulate both overseas direct offerings and overseas indirect offerings. The Draft Archives Rules provide that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets, government work secrets or that have a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service providers, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside of the PRC is required to be approved by competent authorities of the PRC.
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

Copyright
Pursuant to the Copyright Law of the PRC most recently amended on November 11, 2020 and took effect on June 1, 2021, Chinese citizens, legal person or any other organization shall be entitled to copyright of its work by this law whether or not such work is published or not. Copyright covers the following forms of creative works: literature, art, natural science, engineering technology works, writing, narration, music, drama, opera, dance and acrobatic works, fine art and architectural works, photography, audio-visual works, drawings of engineering designs and product designs, maps, illustrations, other graphic works and model works; computer software and other intellectual creations that meet the characteristics of works. Perpetrator infringing on copyright or copyright related rights shall be held liable for actual damages to obligee, and may be fined, and the illegal gains, pirate copies and properties used for illegal activities may be confiscated.
Domain Name
Pursuant to the Internet Domain Name Management Measures released by the MIIT on August 24, 2017 and effective on November 1, 2017, domain name registration shall be conducted through domain name registration management service institutions, on the basis of “first apply first register,” unless otherwise specified by the implementation rules for a particular domain name. Domain name registration management service institution should enter into individual domain name registration agreement with the applicant. The domain name holder should notify domain name registration management service institution any alteration in registration information other than that of the holder and apply for registration information change within 30 days after the alteration according to alteration recognition method selected at application.
Patents
Pursuant to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC, most recently amended on October 17, 2020 and took effect on June 1, 2021 and the Implementation Rules for the Patent Law of the PRC promulgated by the State Council, patents are categorized into invention, utility model and appearance design. The patent right period for invention is 20 years from the date of application, the patent right period for utility model is ten years from the date of application and the patent right period for appearance design is fifteen years from the date of application. The Patent Law and its Implementation Rules stipulate that a patentee’s patent right entitlement is protected by law.
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
The following diagram illustrates our current corporate structure, which includes our significant subsidiaries, the VIE and its material subsidiaries as of the date of this annual report:

Note

(1)
Shareholders of Shenzhen Huiye Tianze Investment Holding Co., Ltd., or Huiye Tianze, are: (1) Shenzhen Huidecheng Investment Development Limited Partnership and Shenzhen Huideli Consulting Management Limited Partnership, both as our PRC ESOP holding entities, holding an aggregate of 27.56% shares in Huiye Tianze; (2) PRC holding entities of the shareholders of our Cayman Islands holding company, holding shares in Huiye Tianze in a shareholding structure substantially identical to their respective shareholding in our company, and the PRC holding entity of SAIF IV Healthcare (BVI) Limited, a former shareholder of our Cayman Islands holding company.

Contractual Arrangements with The VIE and Its Shareholders
Due to the PRC legal restrictions on foreign ownership of internet-based businesses and qualification requirements on foreign investors in the insurance intermediary business, we rely on certain contractual arrangements with the VIE and its shareholders to conduct substantially all of our operations in China. These contractual arrangements allow us to exercise effective control over the VIE, receive substantially all of the economic benefits of the VIE and have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we expect to be regarded as the primary beneficiary of the VIE, and we will accordingly treat it as a variable interest entity under U.S. GAAP. We will consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Below is a summary of the VIE contractual arrangements:
Agreements that Provide us with Effective Control over the VIE
Power of Attorney
. On June 6, 2019, each shareholder of the VIE signed a Power of Attorney, pursuant to which each shareholder of the VIE irrevocably authorized our WFOE or any person designated by our WFOE to act as its attorney-in-fact
to exercise all of its rights as a shareholder of the VIE, including but not limited to, the right to convene and attend shareholders’ meetings, sell, transfer or pledge any of the VIE’s assets, vote on any resolution that requires a shareholder vote, such as the appointment of legal representative, directors, and officers, as well as other shareholders’ voting rights permitted by the articles of association of the VIE. The shareholders’ power of attorney will remain effective until the earlier of (i) the date on which the shareholders are no longer registered shareholders of the VIE; (ii) the expiration date of the VIE; or (iii) the expiration date of term of operation after it has been legally extended (if any), unless otherwise instructed by our WFOE in writing.
Equity Pledge Agreement
. On June 6, 2019, our WFOE entered into an equity pledge agreement with the VIE and its shareholders. Pursuant to the equity pledge agreement, the shareholders of the VIE have pledged the 100% equity interests in the VIE to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive business cooperation agreement, exclusive option and equity custody agreement and power of attorney, or together referred to as the “Cooperation Agreements.” In the event of a breach by the VIE or any of its shareholders of contractual obligations under the Cooperation Agreements or the equity pledge agreement, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. The VIE and its shareholders also undertake that, without the prior written consent of our WFOE, the shareholders of the VIE will not dispose of, create or allow any encumbrance on the pledged equity interests. The equity pledge agreement will remain effective until the earlier of (i) the date on which all obligations secured have been fully paid; or (ii) the date on which the pledgors transfer all equity interests in Huiye Tianze and our WFOE is entitled to operate our business as permitted under applicable PRC law. As of the date of this annual report, we have completed the registration of such equity pledges with relevant governmental authority.
Agreement that Allows us to Receive Economic Benefits from the VIE
Exclusive Business Cooperation Agreement.
On June 6, 2019, our WFOE, the VIE and its shareholders entered into an exclusive business cooperation agreement. Pursuant to the exclusive business cooperation agreement, our WFOE has the exclusive right to provide the VIE with comprehensive technology and business support as well as the relevant consultations services required by the business of the VIE, or to appoint a third party to provide the VIE with such services. The VIE agrees to pay our WFOE a quarterly service fee, which is at our WFOE’s discretion. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement to the extent permitted by applicable PRC law. During the term of the agreements, the VIE shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior written consent of our WFOE. The exclusive business cooperation agreements will remain effective unless our WFOE exercises its exclusive option and is registered as the sole shareholder of the VIE or otherwise terminates the agreement.
Agreement that Provides us with the Option to Purchase the Equity Interests in and Assets of the VIE
Exclusive Option and Equity Custody Agreement
. On June 6, 2019, our WFOE entered into exclusive option and equity custody agreements with the VIE and its shareholders. Pursuant to the exclusive option and equity custody agreement, each of the shareholders of the VIE has irrevocably granted our WFOE an exclusive option to purchase, or have its designated third party to purchase, at its discretion, to the extent permitted under PRC law, all or part of his or its equity interests in the VIE and/or the assets that the VIE holds. Our WFOE or any third party designated by our WFOE may exercise such options at the price of RMB1, or minimum price as required by PRC laws and regulations when our WFOE or any third party designated by our WFOE exercises such options. If such price exceeds RMB1, the VIE’s shareholders shall return the excess portion to our WFOE. The shareholders of the VIE irrevocably and without consideration granted our WFOE to take custody of their shares in the VIE, where our WFOE holds and may exercise all shareholder’s rights of the VIE. The exclusive option and equity custody agreement will remain effective until all equity interests in the VIE and assets of the VIE have been transferred to our WFOE or its designated third party and registered under our WFOE or its designated third party or until our WFOE terminates the agreement unilaterally with ten days prior written notice.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

•	the ownership structures of the VIE in China and our WFOE are not in violation of applicable PRC laws and regulations currently in effect; and

•
the contractual arrangements among our WFOE, the VIE and its shareholders governed by PRC law are currently valid and binding in accordance with applicable PRC laws and regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to insurance brokerage and the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.	Property, Plants and Equipment
Our corporate headquarter is located in Shenzhen, China. We lease office spaces in Shenzhen, Hefei, Chengdu, Beijing, Shanghai, Guangzhou and Hong Kong from unrelated third parties under operating lease agreements, and we do not hold any facilities of our own. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company-specific factors, including the following major factors:
Offering of a Distinguishable and Popular Insurance Product Mix
We primarily generate revenues from earning brokerage income by distributing insurance products underwritten by our insurer partners. We currently distribute two major categories of insurance products on our platform: (i) life and health insurance products, including long-term health insurance products, short-term health insurance products, annuity insurance products and other life insurance products; (ii) property & casualty insurance products, including travel insurance products, individual casualty insurance products and corporate insurance products. Between the two categories, life and health insurance products accounted for 89.9%, 95.6% and 96.5% of the GWP we facilitated in 2019, 2020 and 2021, respectively.
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
We believe that with the rising insurance awareness in China, insurance clients favor customized insurance products that cater to their personalized protection needs. We stay abreast of market trends and have deep insights in unmet needs of insurance clients. To address such needs, we cooperate with our insurer partners to design and develop tailor-made insurance products, which contribute significantly to the GWP we facilitate, and further, to our revenues from commission fees. In 2021, approximately 60.2% of the GWP facilitated through our platform were contributed by tailor-made insurance products that we developed together with our insurer partners.
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

Relationship with Our Insurer Partners
As of December 31, 2021, we had effective contracts with 109 insurer partners, including 66 life and health insurance companies and 43 property & casualty insurance companies. We cooperate with our insurer partners to offer their standard insurance products or to design and develop tailor-made insurance products. We need to keep the growth of our business, brand influence and risk management capabilities so as to strengthen the cooperation with our existing insurer partners while attracting more insurance companies to build cooperative relationships with us. Our growth will also allow us to hold stronger bargaining power and be able to negotiate favorable terms in our business cooperation with insurer partners. We plan to diversify and expand the number of insurer partners we work with to manage any potential concentration risk. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 60.7%, 63.0% and 78.4% of our total operating revenue in 2019, 2020 and 2021, respectively. We plan to adjust the structure of insurer partners we work with to an extent that is suitable for our long-term growth, while exposes us to limited concentration risk.
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
Impact
of COVID-19
on Our Operations and Financial Performance
The majority of our revenues are derived from brokerage income from commission fees generated from facilitating sales of insurance products underwritten by our insurer partners through our platform. Our results of operations and financial condition in 2021 were affected by the
COVID-19
pandemic, and may continue to be affected by the
COVID-19
pandemic in 2022 and potentially beyond.
COVID-19
has impact on China’s insurance industry in general and the distribution of insurance products of our company. The extent to which
COVID-19
impacts our results of operations in the future will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the Chinese and global economy in general. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—Our business, financial condition and results of operations have been, and may continue to be, adversely affected by the COVID-19 pandemic.”
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
As of December 31, 2021, we had RMB381.2 million (US$59.8 million) and RMB227.8 million (US$35.8 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash. Our restricted cash primarily consists of unremitted net insurance premiums, pledged deposits for the loan of two of our subsidiaries, and guarantee deposit.

We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Item 3. Key Information—D. Risk Factors— Risks Relating to Doing Business in China—We face Risks Relating to health epidemics and other outbreaks, as well as natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.”
Key Operating Metrics
We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The principal operating metrics we consider are set forth in the table below:

	2019	2020	2021
Cumulative number of insurance clients (million)	6.3	6.8	7.5
Cumulative number of insured (million)	53.2	57.6	62.5
GWP facilitated (million RMB)	2,014.3	3,019.9	5,018.2
First year premiums (million RMB)	1,465.4	1,567.9	3,123.8
Renewal premiums (million RMB)	548.9	1,452.0	1,894.4
Key Components of Our Results of Operations
Revenues
Our revenues are derived from providing insurance brokerage services to our insurer partners, and are comprised of brokerage income and other income. The following table sets forth the components of our revenues by amounts and percentages of our total operating revenue for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating revenue:
Brokerage income	982,124	98.9	1,215,434	99.6	2,232,253	350,289	99.4
Life and health insurance business	902,596	90.9	1,166,118	95.6	2,170,767	340,641	96.7
Property & casualty insurance business	79,528	8.0	49,316	4.0	61,486	9,648	2.7
Other income	11,195	1.1	4,788	0.4	12,763	2,003	0.6

Total operating revenue	993,319	100.0	1,220,222	100.0	2,245,016	352,292	100.0

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
Commission fees earned from life and health insurance products have been our primary source of revenues in recent years. Commission fees earned from life and health insurance products accounted for 91.9%, 95.9% and 97.2% of our total brokerage income in 2019, 2020 and 2021, respectively. As we plan to enhance our focus on life and health insurance products, particularly long-term health insurance products and further improve our product design capabilities, we expect life and health insurance products to continue to be a major contributor to our revenues.
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

Operating Costs and Expenses
Operating costs and expenses consist primarily of cost of revenue, selling expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total operating cost and expenses for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Cost of revenue	(629,531)	(63.5)	(813,507)	(65.3)	(1,688,087)	(264,898)	(71.5)
Other cost	(1,837)	(0.2)	(2,846)	(0.2)	(2,670)	(419)	(0.1)

Total operating costs	(631,368)	(63.7)	(816,353)	(65.5)	(1,690,757)	(265,317)	(71.6)
Selling expenses	(164,665)	(16.6)	(230,438)	(18.5)	(350,573)	(55,012)	(14.9)
General and administrative expenses	(161,816)	(16.3)	(150,207)	(12.1)	(197,619)	(31,011)	(8.4)
Research and development expenses	(33,831)	(3.4)	(49,135)	(3.9)	(120,478)	(18,906)	(5.1)

Total operating costs and expenses	(991,680)	(100.0)	(1,246,133)	(100.0)	(2,359,427)	(370,246)	(100.0)

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages, share and per share data)
Operating revenue:
Brokerage income	982,124	98.9	1,215,434	99.6	2,232,253	350,289	99.4
Other income	11,195	1.1	4,788	0.4	12,763	2,003	0.6

Total operating revenue	993,319	100.0	1,220,222	100.0	2,245,016	352,292	100.0

Operating costs and expenses:
Cost of revenue (1)	(629,531)	(63.3)	(813,507)	(66.7)	(1,688,087)	(264,898)	(75.2)
Other cost	(1,837)	(0.2)	(2,846)	(0.2)	(2,670)	(419)	(0.1)

Total operating costs	(631,368)	(63.5)	(816,353)	(66.9)	(1,690,757)	(265,317)	(75.3)
Selling expenses (1)	(164,665)	(16.6)	(230,438)	(18.9)	(350,573)	(55,012)	(15.6)
General and administrative expenses (1)	(161,816)	(16.3)	(150,207)	(12.3)	(197,619)	(31,011)	(8.8)
Research and development expenses (1)	(33,831)	(3.4)	(49,135)	(4.0)	(120,478)	(18,906)	(5.4)

Total operating costs and expenses	(991,680)	(99.8)	(1,246,133)	(102.1)	(2,359,427)	(370,246)	(105.1)

Operating (loss)/profit	1,639	0.2	(25,911)	(2.1)	(114,411)	(17,954)	(5.1)

Other income/(expenses):
Interest income/(expenses)	(190)	(0.0)	(1,157)	(0.1)	(3,206)	(503)	(0.1)
Unrealized exchange income/(loss)	362	0.0	(9)	(0.0)	(59)	(9)	(0.0)
Investment income	718	0.1	137	0.0	(5,328)	(836)	(0.2)
Others, net	12,676	1.2	10,177	0.8	12,627	1,981	0.5

(Loss)/profit before income tax, and share of income of equity method investee	15,205	1.5	(16,763)	(1.4)	(110,377)	(17,321)	(4.9)
Income tax expense	(57)	(0.0)	(1,768)	(0.1)	—	—	—
Share of income/(loss) of equity method investee	(180)	(0.0)	239	0.0	2,660	417	0.1

Net (loss)/profit	14,968	1.5	(18,292)	(1.5)	(107,717)	(16,904)	(4.8)

Note:

(1)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenue	43	410	(387)	(61)
Selling expenses	6,514	10,642	(475)	(75)
General and administrative expenses	87,980	40,820	(665)	(104)
Research and development expenses	421	381	(297)	(47)

Total	94,958	52,253	(1,824)	(287)

Year ended December 31, 2021 compared to year ended December 31, 2020
Operating Revenue
Our total operating revenue increased by 84.0% from RMB1,220.2 million in 2020 to RMB2,245.0 million (US$352.3 million) in 2021. This increase was driven by the growth in our brokerage income from RMB1,215.4 million in 2020 to RMB2,232.3 million (US$350.3 million) in 2021.

The increase of brokerage income was primarily due to the 66.2% increase in the total GWP facilitated through our platform from RMB3,019.9 million in 2020 to RMB5,018.2 million in 2021, of which first year premium, or FYP, increased by 99.2% from RMB1,567.9 million in 2020 to RMB3,123.8 million in 2021
Operating cost and expenses
Our total operating cost and expenses increased by 89.3% from RMB1,246.1 million in 2020 to RMB2,359.4 million (US$370.2 million) in 2021. This increase was primarily due to the increase in our cost of revenue resulting from our continued strategy of expanding client base and boosting insurance product sales in 2021.
Cost of revenue.
Our cost of revenue increased by 107.5% from RMB813.5 million in 2020 to RMB1,688.1 million (US$264.9 million) in 2021, primarily attributable to the increase in channel cost paid to our user traffic channels for our indirect marketing. The increase was largely in line with the growth of our business scale, as we obtained more user traffic through our user traffic channels as a result of our enhanced indirect client acquisition efforts in 2021.
Other cost.
Our other cost decreased by 6.2% from RMB2.8 million in 2020 to RMB2.7 million (US$0.4 million) in 2021.
Selling expenses
. Our selling expenses increased by 52.1% from RMB230.4 million in 2020 to RMB350.6 million (US$55.0 million) in 2021, accounting for 18.9% and 15.6% of the total operating revenue of the respective year, primarily attributable to the increase in the number of personnel of sales function, as well as the increase in advertising and marketing expenses to improve our brand awareness, partially offset by a decrease in share-based compensation expenses.
General and administrative expenses
. Our general and administrative expenses increased by 31.6% from RMB150.2 million in 2020 to RMB197.6 million (US$31.0 million) in 2020, accounting for 12.3% and 8.8% of the total operating revenue of the respective year, primarily attributable to the increase in salaries and employment benefits from RMB51.5 million in 2020 to RMB87.3 million (US$13.7 million) in 2021, which was due to an increase in the number of personnel of general and administrative function, as well as increased rental expenses from office expansion. The increase was partially offset by a decrease in share-based compensation expenses.
Research and development expenses
. Our research and development expenses increased by 145.2% from RMB49.1 million in 2020 to RMB120.5 million (US$18.9 million) in 2021, accounting for 5.4% of the total operating revenue of the respective period, primarily attributable to the increase in the number of research and development personnel in 2021.
Operating loss
As a result of the foregoing, we recorded an operating loss of RMB114.4 million (US$18.0 million) in 2021, as compared to RMB25.9 million in 2020.
Other income
We recorded other income of RMB12.8 million (US$2.0 million) in 2021, compared to RMB4.8 million in 2020. This increase was primarily due to the increase in technology development service income and consulting service income.
Net loss
As a result of the foregoing, we recorded a net loss of RMB107.7 million (US$16.9 million) in 2021, compared to RMB18.3 million in 2020.
Year ended December 31, 2020 compared to year ended December 31, 2019
Operating Revenue
Our total operating revenue increased by 22.8% from RMB993.3 million in 2019 to RMB1,220.2 million in 2020. This increase was driven by the growth in our brokerage income from RMB982.1 million in 2019 to RMB1,215.4 million in 2020.

The increase of brokerage income was primarily due to the 49.9% increase in total GWP facilitated through our platform from RMB2,014.3 million in 2019 to RMB3,019.9 million in 2020, as well as an increase in the commission rate we charged for long-term health insurance and term life insurance products in 2020.
Operating cost and expenses
Our total operating cost and expenses increased by 25.7% from RMB991.7 million in 2019 to RMB1,246.1 million in 2020. This increase was primarily due to the increase in our cost of revenue resulting from our continued strategy of expanding client base and boosting insurance product sales in 2020.
Cost of revenue.
Our cost of revenue increased by 29.2% from RMB629.5 million in 2019 to RMB813.5 million in 2020, primarily attributable to the increase in channel cost paid to our user traffic channels for our indirect marketing. The increases resulted from the growth of our business scale, as we obtained more user traffic through our user traffic channels as a result of our indirect client acquisition efforts.
Other cost.
Our other cost increased by 55.6% from RMB1.8 million in 2019 to RMB2.8 million in 2020.
Selling expenses
. Our selling expenses increased by 39.9% from RMB164.7 million in 2019 to RMB230.4 million in 2020, accounting for 16.6% and 18.9% of the total operating revenue of the respective period, primarily attributable to the increase in advertising and marketing expenses to improve our brand awareness, and the growth of our business scale.
General and administrative expenses
. Our general and administrative expenses decreased by 7.2% from RMB161.8 million in 2019 to RMB150.2 million in 2020, accounting for 16.3% and 12.3% of the total operating revenue of the respective year, primarily attributable to the decrease in share-based compensation expense from RMB88.0 million in 2019 to RMB40.8 million in 2020. The decrease was partially offset by the increase in salaries and employment benefits from RMB35.5 million in 2019 to RMB51.5 million in 2020, which was due to an increase in the number of our employees.
Research and development expenses
. Our research and development expenses increased by 45.3% from RMB33.8 million in 2019 to RMB49.1 million in 2020, accounting for 3.4% and 4.0% of the total operating revenue of the respective period, primarily attributable to the increase in the number of research and development personnel in 2020.
Operating profit/ (loss)
As a result of the foregoing, we recorded operating loss of RMB25.9 million in 2020, compared to an operating profit of RMB1.6 million in 2019.
Other income/ (expenses)
Others, net
. We recorded others, net of RMB10.2 million in 2020, compared to RMB12.7 million in 2019. This decrease was primarily due to a rent exemption for our office space in Hefei confirmed by the local government which was available for the rental period in 2019.
Net profit
As a result of the foregoing, we recorded net loss of RMB18.3 million in 2020, compared to a net profit of RMB15.0 million in 2019.
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

Hong Kong
Our subsidiary incorporated in Hong Kong, Hong Kong Smart Choice Ventures Limited, is subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. We did not incur such tax expense in 2019, 2020 or 2021.
PRC
Generally, our WFOE, the VIE and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.
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

Under Topic 606, our right to consideration in exchange for goods or services that we have transferred to a customer is recognized as a contract asset. We recognize a contract liability if the customer’s payment of consideration precedes our performance.
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
Other Services
We provide digital and technology development services to certain insurance companies. Upon the delivery of programs developed, our performance obligation related to the technology service has been fully fulfilled. However, the timing of revenue recognition may differ from contract to contract based on whether performance obligations satisfy the criteria of recognizing revenue over time, in accordance with ASC 606. Since the deliverables usually do not have alternative use to our company, revenue is recognized over time once there is an indicator that we have an enforceable right to payment for performance completed to date. Otherwise, the revenue is recognized at a point in time.
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
Cost of Revenue
A large component of our cost of revenue is channel cost, which is service fee paid to user traffic channels for successful sales, including social media influencers, emerging media channels and financial institutions. These user traffic channels have influences over their followers and users, who are potential insurance policyholders. Determination of channel cost is based on the service fee rate multiplied by the insurance premium sold. Channel cost is recognized in the period it incurred. The accounts payable represent channel cost payable to user traffic channels.
Another component of cost of revenue is payroll of insurance consultants, who are in charge of identifying and acquiring potential clients through providing advice related to insurance products.
Selling Expenses
We record the marketing campaign expenses and loyalty points as selling expenses.
Marketing campaign expenses consist primarily of advertising and marketing promotion expenses. Advertising and marketing expenses, amounting to approximately RMB47.9 million, RMB71.5 million and RMB97.9 million (US$15.4 million) for the years ended December 31, 2019, 2020 and 2021, respectively, are charged to the consolidated statements of comprehensive (loss)/income as incurred. Beside marketing campaign expenses, selling expenses consist of salaries and employment benefits for employees who work in brokerage service line, office rental, telecommunications and office supply expenses incurred in connection with sales activities.

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

Share-based Compensation
Employee Share-based Compensation
All forms of share-based payments to employees, including employee stock options, employee stock purchase plans, restricted shares and share awards, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statements of comprehensive income/(loss) in accordance with ASC 718, “Stock Compensation.” In accordance with the guidance, we determine whether a share option should be classified and accounted for as a liability award or an equity award. Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award. The fair value of a liability-classified award will be re-measured
to an updated fair value at each reporting period until the award is settled. The compensation cost is recognized over the requisite service period, which is usually the vesting period. If an award requires satisfaction of performance and service conditions, compensation cost is recognized using graded vesting method. If an award requires only service condition, we will use straight line method. For liability-classified award, we will true up compensation cost each reporting period for changes in fair value pro-rated
for the portion of the requisite service period rendered.
For restricted shares granted with service conditions and performance conditions and graded vesting features, share-based compensation expenses are recorded net of estimated forfeitures using graded vesting method during the requisite service period, such that expenses are recorded only for those share-based awards that are expected to ultimately vest. For share options granted with service condition and the occurrence of an IPO as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition, amounting to RMB16,390 thousand, were recorded upon the completion of the IPO in 2020, the remaining share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the requisite service period.
Share-based compensation expenses of RMB95.0 million, RMB52.3 million for 2019 and 2020, and a reversal of share-based compensation expenses of RMB1.8 million for 2021, respectively, were included in cost of revenue, selling expenses, general and administrative expenses and research and development expenses.
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
Recently issued accounting pronouncements
For a summary of recently issued accounting pronouncements, see Note 2(hh) to the consolidated financial statements of our company pursuant to Item 17 of Part III of this annual report.

B.	Liquidity and Capital Resources
The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash (used in)/provided by operating activities	118,024	137,666	(175,917)	(27,605)
Net cash provided by/(used in) investing activities	(6,927)	(31,078)	(80,926)	(12,700)
Net cash provided by/(used in) financing activities	(14,079)	383,053	141,891	22,266
Effect of exchange rate changes on cash and cash equivalents	38	(10,020)	(5,012)	(786)
Net (decrease)/increase in cash and cash equivalents and restricted cash	97,056	479,621	(119,964)	(18,825)
Cash and cash equivalents and restricted cash at beginning of the year	152,271	249,327	728,948	114,388

Cash and cash equivalents and restricted cash at end of the year	249,327	728,948	608,984	95,563

To date, we have financed our operating and investing activities through cash generated from our operations and from historical financing activities. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months.
Cash and cash equivalents. O
ur cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash. As of December 31, 2020 and 2021, respectively, our cash and cash equivalents were RMB404.6 million and RMB381.2 million (US$59.8 million).
Restricted cash.
Our restricted cash was RMB324.3 million and RMB227.8 million (US$35.8 million) as of December 31, 2020 and 2021, respectively. Our restricted cash consists of (i) unremitted net insurance premiums, (ii) pledged deposit and (iii) guarantee deposit. In our capacity as an insurance broker, we collect premiums from our insurance clients and remit the premiums to the insurer partner who underwrites the respective insurance product. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by us, and we report the amount of such unremitted net insurance premiums as restricted cash. Unremitted net insurance premiums were RMB193.5 million and RMB126.7 million (US$19.9 million) as of December 31, 2020 and 2021, respectively. During the year ended December 31, 2021, Hong Kong Smart Choice Ventures Limited, one of our subsidiaries, provided security for the loan of Huize Insurance Brokage Co. Ltd. and Shenzhen Huize Shidai Co., Ltd., two subsidiaries of us, by pledged deposits. The amount of pledged deposits as of December 31, 2021 was RMB75.8 million (US$11.9 million), compared to RMB106.4 million as of December 31, 2020. We pay guarantee deposit required by China Banking and Insurance Regulatory Commission in order to protect insurance premium appropriation by insurance broker. The amount of guarantee deposit was RMB24.5 million and RMB25.3 million (US$4.0 million) as of December 31, 2020 and 2021.
Account receivable, net of allowance for doubtful accounts.
Our account receivable, net of allowance for doubtful accounts was RMB232.6 million and RMB777.3 million (US$122.0 million) as of December 31, 2020 and 2021, respectively. Account receivable, net of allowance for doubtful accounts primarily consists of commission fee receivable. The increase was due to the growth of our business scale.
Insurance premium receivable.
Our insurance premium receivables decreased from RMB2.0 million as of December 31, 2020 to and RMB1.2 million (US$0.2 million) as of December 31, 2021, primarily due to the termination of cooperation with our user traffic channels in collecting insurance premium on our behalf, and the shortened insurance premium collection period we adopted in 2021.
Account payable.
Our account payable primarily consists of service fees to be paid to our user traffic channels. Our accounts payable were RMB 227.5 million and RMB680.4 million (US$106.8 million) as of December 31, 2020 and 2021, respectively. The increase was primarily due to an increase of service fees to be paid to our user traffic channels.
Insurance premium payables.
Our insurance premium payables was RMB187.2 million and RMB124.0 million (US$19.5 million) as of December 31, 2020 and 2021, respectively. Our insurance premium payables primarily consists of insurance premiums collected on behalf of our insurer partners but not yet remitted as of the balance sheet dates.
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

As of December 31, 2021, 79.2% of our cash and cash equivalents and restricted cash were held in China, and 78.0% were held by the VIE and denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”
In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our WFOE, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiary, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations.
See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOE, the VIE and its subsidiaries or to make additional capital contributions to our WFOE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
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
Operating Activities
Net cash used in operating activities in 2021 was RMB175.9 million (US$27.6 million), as compared to a net loss of RMB107.7 million (US$16.9 million) in the same period. The difference was primarily due to a decrease in accounts receivables of RMB545.7 million (US$85.6 million), a decrease in insurance premium payables of RMB63.2 million (US$9.9 million) and a decrease in prepaid expense and other receivables of RMB40.0 million (US$6.3 million), partially offset by an increase in accounts payable of RMB452.6 million (US$71.0 million), an increase in other payables and accrued expenses of RMB29.9 million (US$4.7 million) and an increase in payroll and welfare payable RMB25.6 million (US$4.0 million).
Net cash provided by operating activities in 2020 was RMB137.7 million, as compared to a net loss of RMB18.3 million in the same period. The difference was primarily due to an increase in accounts payable of RMB103.1 million, an increase in insurance premium payables of RMB61.6 million, share-based compensation expense of RMB35.9 million and an increase in payroll and welfare payable of RMB24.1 million, partially offset by an increase in account receivables of RMB52.8 million and an increase in prepaid expense and other receivables of RMB30.8 million. The incurrence of share-based compensation expense was due to the issuance of restricted shares in 2019 to Bodyguard Holding Limited, our ESOP platform.
Net cash provided by operating activities in 2019 was RMB118.0 million, as compared to a net profit of RMB15.0 million in the same period. The difference was primarily due to the share-based compensation expense of RMB95.0 million, an increase in accounts payable of RMB52.2 million, an increase in payroll and welfare payable of RMB12.1 million, an increase in insurance premium payables of RMB11.1 million and a decrease in amounts due from related parties of RMB10.3 million, partially offset by an increase in account receivables of RMB74.5 million, an increase in other assets of RMB10.3 million and an increase in prepaid expense and other receivables of RMB6.9 million. The incurrence of share-based compensation expense was primarily due to the issuance of restricted shares to Huidz Holding Limited, the holding company of Mr. Cunjun Ma, and Bodyguard Holding Limited, our ESOP platform. The decrease in amounts due from related parties was primarily due to the full repayment of personal cash advances from Mr. Cunjun Ma, and the completion of capital contribution from Shenzhen Huidecheng Investment Development, L.P. to the VIE.

Investing Activities
Net cash used in investing activities in 2021 was RMB80.9 million (US$12.7 million), primarily due to purchase of property, equipment and intangible assets of RMB38.1 million (US$6.0 million), purchase of long-term investment of RMB33.6 million (US$5.3 million) and acquisition of subsidiary of RMB14.3 million (US$2.2 million) in 2021.
Net cash used in investing activities in 2020 was RMB31.1 million, primarily due to purchase of long-term investment of RMB22.5 million and purchase of property, equipment and intangible assets of RMB8.2 million in 2020.
Net cash used in investing activities in 2019 was RMB6.9 million, primarily due to our purchase of property, equipment and intangible assets of RMB6.0 million and purchase of long-term investment of RMB2.0 million in 2019.
Financing Activities
Net cash provided by financing activities in 2021 was RMB141.9 million (US$22.3 million), primarily due to proceeds from borrowings of RMB184.0 million (US$28.9 million), partially offset by repayment of borrowings of RMB40.5 million (US$6.4 million) and cash used in share repurchase of RMB3.0 million (US$0.5 million).
Net cash provided by financing activities in 2020 was RMB383.1 million, primarily due to proceeds from our initial public offering, net of issuance costs of RMB340.5 million and proceeds from borrowings of RMB105.4 million, partially offset by repayments of borrowings of RMB61.3 million.
Net cash used in financing activities in 2019 was RMB14.1 million, primarily due to our repayments of borrowings of RMB35.3 million and our repayment of convertible bonds of RMB8.8 million, partially offset by proceeds from borrowings of RMB30.0 million.
Capital Expenditures
Our capital expenditures were RMB8.2 million and RMB38.1 million (US$6.0 million) in 2020 and 2021. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.
Material Cash Requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, operating lease obligations, investment commitments, short-term and long-term borrowings.
Our capital expenditures primarily consist of purchases of computers, office equipment and softwares. Our capital expenditures were RMB8.2 million in 2020 and RMB38.1 million in 2021. We will continue to make capital expenditures to meet the expected growth of our business.
Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable
operating leases with various expiration dates. Our leasing expense was RMB8.9 million and RMB46.5 million for the years ended December 31, 2020 and 2021, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.
We had investment commitments of RMB55.5 million as of December 31, 2021.
Short-term and long-term borrowings represent the bank borrowings. As of December 31, 2021, the total amount of our bank borrowings was RMB236.7 million, which will mature from 2022 to 2023.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.
Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.
Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2021:

Payment Due by Period As of December 31, 2021 RMB
Operating Lease Obligations
Within one year (including one year)	28,261
One to three years (including three years)	60,835
Thereafter	245,770
Total	334,866
We recorded rental expense of RMB8.9 million and RMB46.5 million (US$7.3 million) in 2020 and 2021, respectively. We had investment commitments of RMB55.5 million (US$8.7 million) as of December 31, 2021. Other than what is disclosed above, we did not have other significant commitments, long-term obligations or guarantees as of December 31, 2021.
Holding Company Structure
Huize Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE, the VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our WFOE. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIE in China is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax
profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the VIE may allocate a portion of its after-tax
profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—Data and Technology” and “—Intellectual Property.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information.
We evaluate these estimates on an ongoing basis. We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.
Revenue Recognition
The revenue standard requires us to estimate the amount of variable consideration to which we will be entitled. For revenue recognition, we make estimates using surrender rate and renewal rate based on the historical experience, reasonable and supportable prediction of policy holders’ behaviour, current economic conditions and other factors that may affect the realizability of brokerage income. We only include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized for such transactions will not occur. Changes in estimates used in the revenue recognition have a material impact on our financial statements. The estimation of variable consideration of revenue recognition did not change significantly throughout the periods presented and there is no indication that this estimate will change significantly in the near future.
Asset Acquisition
When we acquire other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. For the asset acquisition, we make estimates of valuation of intangible assets acquired and liability assumed. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report. None of our directors or the directors of our operating entities are officials of the Chinese Communist Party.

Directors and Executive Officers	Age	Position/Title
Cunjun Ma	50	Chairman of the Board of Directors and Chief Executive Officer
Xuchun Luo	52	Director and Secretary of the Board of Directors
Bin Wei	52	Independent Director
Jun Ge	49	Independent Director
Aaron Xiaolei Hou	48	Independent Director
Li Jiang	51	Chief Operating Officer
Ronald Tam	40	Co-Chief Financial Officer
Minghan Xiao	48	Co-Chief Financial Officer
Kai Ouyang	44	Chief Technology Officer
Haosheng Song	39	Chief Content Officer
Yongsheng Wang	48	Chief Human Resources Officer
Mr.
 Cunjun Ma
is our founder and has been chairman of our board of directors and our chief executive officer since our inception. Mr. Cunjun Ma has over 24 years of insurance related experience, and holds exceptional insurance expertise and insights that have considerably contributed to our fast growth and unique corporate culture. He founded Shenzhen Huize Internet Insurance Agent Co., Ltd. in 2006 and worked as its general manager until June 2011. Prior to that, he worked as the head of a subsidiary of Hua An Property Insurance Co., Ltd. for two years. Prior to that, Mr. Ma worked in Shenzhen branch of Ping An Property Insurance Co., Ltd. from August 1995 to February 2004. Mr. Ma obtained an MBA degree from Nankai University.
Ms.
 Xuchun Luo
has served as our secretary of the board of directors since our inception. Ms. Luo has over 14 years of insurance related experience, and 19 years of accounting and financing related experience. Before joining our company, Ms. Luo worked as a department manager in Shenzhen Huize Internet Insurance Agent Co., Ltd. from March 2007 to November 2011. Ms. Luo also worked in Hua An Property Insurance Co., Ltd. for two years. Prior to that, Ms. Luo worked as an accountant in Industrial and Commercial Bank of China for 15 years, and as a department manager in an industrial company for two years. Ms. Luo obtained a Specialist’s degree in Financial Accounting from Jiangxi Radio and Television University in 2001, and a Bachelor’s degree in Law from The Open University of China in 2009.
Mr.
 Bin Wei
has served as our independent director since February 2020. Mr. Wei has over 26 years of accounting and finance related experience. Mr. Wei has served as an asset management partner of CDH Investments Management (Hong Kong) Limited since April 2019. Prior to that, he served as a partner at Hillhouse Capital Group from April 2018 to March 2019. Prior to that, Mr. Wei worked in China Resources (Holdings) Co., Ltd. for 16 years from 2001 to 2017 in his capacities as director of finance, chief accountant and chief financial officer. From 1996 to 2001, Mr. Wei worked as the head of the accounting department in Nanguang (Group) Co., Ltd. Prior to that, Mr. Wei worked in the Audit Office of the Ministry of Foreign Trade and Economic Cooperation as a civil servant from 1992 to 1996. Mr. Wei serves as directors of various companies listed on Hong Kong Stock Exchange, including Hao Tian International Construction Investment Group Limited (HKSE: 1341), Honghua Group Limited (HKSE: 00196) and OCI International Holdings Limited (HKSE: 0329). Mr. Wei has become qualified as a Chinese CPA since 1993, a Senior Auditor in China since 2003 and a Senior Accountant in China since 2003. Mr. Wei obtained his bachelor’s degree in Auditing from Zhongnan University of Finance and Economics in 1992, and his master’s degree in Finance from Jinan University in 2001.

Mr.
 Jun Ge
has served as our independent director since February 2020. Mr. Ge had previously served as the assistant engineer of Shanghai Research institute of Building Research; administrative manager, deputy director of the corporation and public affairs department, director of the President office, secretary general of the foundation and Assistant president of the China Europe International Business School; President of the Pudong Innovation Institute; and associate dean of the Shanghai Institute of Advanced Finance at Shanghai Jiaotong University. Mr. Ge is currently an Executive director of the National Innovation and Development Strategy Research Association. Mr. Ge has been an independent non-executive
director of China Mengniu Dairy Co. Ltd. (HKEX, stock code: 2319) since December 2021. Mr. Ge was an independent director of Focus Media Information Technology Co Ltd. (Shenzhen Stock Exchange, stock code: 002027) from February 2019 to November 2021. Mr. Ge was also an independent director of Meinian Onehealth Healthcare Holdings Co., Ltd. (Shenzhen Stock Exchange, stock code: 002044) from October 2018 to October 2021. Mr. Ge’s areas of academic expertise include corporate governance, corporate stakeholder relations, evaluation of innovation mechanism, responsible business and sustainable development.
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
Mr.
 Ronald Tam
has served as our
co-chief
financial officer since August 2020. Prior to that, Mr. Tam served as our chief strategy officer from April 2020 to July 2020. Mr. Tam has over 15 years of experience in driving and executing corporate strategy, strategic investments, mergers and acquisitions and capital markets transactions. Prior to joining our company, Mr. Tam served as the chief financial officer of Chong Sing Holdings FinTech Group Limited, a Hong Kong-listed fintech group, from 2016 to 2019, and Vice President of Corporate Finance from 2014 to 2016. Prior to that, Mr. Tam was an executive director and head of general industries investment banking for Greater China at Daiwa Capital Markets Hong Kong Limited from 2011 to 2013. Mr. Tam was a director at Crosby Capital Partners with a focus on private equity and special situations investments from 2010 to 2011. Mr. Tam commenced his career in investment banking at Goldman Sachs (Asia) L.L.C. in Hong Kong from 2002 to 2008 in its Equity Capital Markets and Corporate Finance groups, and advised corporate clients and financial sponsors on equity, equity-linked and M&A transactions across industries in Asia. Mr. Tam graduated magna cum laude with a Bachelor of Arts degree in Economics and Computer Science from Yale University in 2002, and is currently a Finance EMBA candidate at Tsinghua PBC School of Finance.
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
For the fiscal year ended December 31, 2021, we paid an aggregate of RMB17.9 million (US$2.8 million) in cash to our executive officers, and paid RMB1.0 million (US$0.2 million) to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our WFOE, the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
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
Termination and Amendment of the Global Plan
. The administrator has the authority to terminate, amend, suspend or modify the Global Plan in accordance with our articles of association. However, no such action may adversely affect in any material way any award previously granted pursuant to the Global Plan.
Amended and Restated 2019 Share Incentive Plan
On June 30, 2019, our shareholders and board of directors approved the 2019 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of common shares that may be issued under 2019 Plan was 20,351,945 common shares. On September 8, 2021, our board of directors approved the Amended and Restated 2019 Share Incentive Plan thereby, increasing the maximum aggregate number of common shares that may be issued under such plan to 51,703,365 Class A common shares.
The following paragraphs summarize the principal terms of the Amended and Restated 2019 Plan.
Type of Awards.
The Amended and Restated 2019 Plan permits the awards of options, restricted shares, restricted share under other types of share incentive awards.
Plan Administration.
Our board of directors or a committee of one or more members of the board will administer the Amended and Restated 2019 Plan. The committee will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.
Award Agreement.
Awards granted under the Amended and Restated 2019 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility.
We may grant awards to our directors, employees, consultants and members.
Vesting Schedule.
In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options.
The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of effectiveness of the Amended and Restated 2019 Plan.
Transfer Restrictions.
Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Amended and Restated 2019 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.
Termination and Amendment of the Amended and Restated 2019 Plan.
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
The following table summarizes, as of February 28, 2022, the number of common shares underlying outstanding options and restricted shares that we granted to our directors and executive officers under the Global Plan and the Amended and Restated 2019 Plan.

Name	Common Shares Underlying Options and Restricted Shares	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Cunjun Ma	Options: 7,556,701 Restricted Shares: 14,229,183 Options: 3,911,945	0.1567 0.1490	June 30, 2019 June 30, 2019 September 8, 2021	June 30, 2029 September 8, 2031
Xuchun Luo	Options: 802,803 Restricted Shares: 3,114,150 Options: 1,600,000	0.1567 0.1490	June 30, 2019 June 30, 2019 September 8, 2021	June 30, 2029 September 8, 2031
Li Jiang	Options: *	0.1567	June 30, 2019	June 30, 2029
	Restricted Shares: *		June 30, 2019
Ronald Tam	Options: * Restricted Shares: *	0.3500	March 9, 2021 March 9, 2021	June 30, 2029 June 30, 2029
Minghan Xiao	Options:*	0.1567	June 30, 2019	June 30, 2029
	Restricted Shares: * Options: *	0.1490	June 30, 2019 September 8, 2021	September 8, 2031
Kai Ouyang	Options:*	0.1567	June 30, 2019	June 30, 2029
	Restricted Shares: * Options: *	0.1490	June 30, 2019 September 8, 2021	September 8, 2031
Haosheng Song	Options:*	0.1567	June 30, 2019	June 30, 2029
	Restricted Shares: * Options: *	0.1490	June 30, 2019 September 8, 2021	September 8, 2031
Yongsheng Wang	Options:*	0.1567	June 30, 2019	June 30, 2029
	Restricted Shares: * Options: *	0.1490	June 30, 2019 September 8, 2021	September 8, 2031
Other employees	Options: 3,331,310	0.1567	June 30, 2019-August 19, 2019	June 30, 2029-August 19, 2029
	Restricted Shares: 4,571,014 Options: 9,722,500	0.1490	September 8, 2021	September 8, 2031

*	Less than 1% of our total outstanding shares.
As of February 28, 2022, our employees, other than our directors and executive officers, held options to purchase 3,331,310 Class A common shares, with exercise price of US$0.1567 per share, under the Global Plan, and options to purchase 9,722,500 Class A common shares, with exercise price of US$0.1490 per share, under the Amended and Restated 2019 Plan.

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

Terms of Directors and Officers
Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board. Our directors are not automatically subject to a term of office and will hold office until such time as they are removed from office by an ordinary resolution of our shareholders. Notwithstanding the foregoing, for so long as SAIF IV Healthcare (BVI) Limited is a shareholder holding at least 10% of the issued shares of our company, it shall have the exclusive right to appoint, remove and replace one director by written notice to our company and such appointment, removal or replacement shall become effective forthwith upon delivery of such written notice to our company without the need for further authorization from the board of directors or shareholders. On May 9, 2020, SAIF IV Healthcare (BVI) Limited executed a waiver letter to waive such right. As of December 31, 2021, SAIF IV Healthcare (BVI) Limited held no equity interests in our company. In addition, a director will cease to be a director if he (i) resigns his office by notice delivered to our company or tendered at a board meeting; (ii) becomes of unsound mind or dies; (iii) without special leave of absence from the board of directors, is absent from meetings of the board for six consecutive times and the board resolves that his office be vacated; (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (v) is prohibited by law from being a director; or (vi) ceases to be a director by virtue of any provision of the Companies Act or our articles of association.

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
Board Diversity Matrix

Board Diversity Matrix (As of February 28, 2022)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

D.	Employees
As of December 31, 2019, 2020 and 2021, we had 1,160, 1,314 and 1,644 employees. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021.

	As of December 31, 2021
Functions:	Number	% of Total
Insurance consulting	379	23.1
Sales, marketing and training	599	36.4
Client service	89	5.4
Product management	50	3.0
Research and technology	376	22.9
General and administrative	151	9.2

Total	1,644	100.0

E.	Share Ownership
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares on an as-converted
basis as of February 28, 2022 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.
The calculations in the table below are based on 1,036,757,933 ordinary shares issued and outstanding as of February 28, 2022, including (i) 886,166,726 Class A common shares (excluding 4,852,460 Class A common shares reserved for issuance under our Global Plan and 2019 Plan and 3,436,860 Class A ordinary shares in the form of ADSs that we repurchased under our share repurchase program); and (ii) 150,591,207 Class B common shares.
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

	Common shares Beneficially Owned
	Class A Common Shares	Class B Common Shares	% of Total Common Shares	% of Aggregate Voting Power †
Directors and Executive Officers**:
Cunjun Ma (1)	152,660,038	150,591,207	29.1	76.5
Xuchun Luo	13,911,567	—	1.3	*
Bin Wei	—	—	—	—
Jun Ge	—	—	—	—
Aaron Xiaolei Hou	—	—	—	—
Li Jiang	*	—	*	*
Ronald Tam	*	—	*	*
Minghan Xiao	*	—	*	*
Kai Ouyang	*	—	*	*
Haosheng Song	*	—	*	*
Yongsheng Wang	*	—	*	*
All Directors and Executive Officers as a Group	168,876,435	150,591,207	30.4	76.5
Principal Shareholders:
Huidz Holding Limited (1)	—	150,591,207	14.5	71.8
Crov Global Holding Limited (2)	155,929,140	—	15.0	5.0
Wande Weirong Limited (3)	98,321,680	—	9.5	3.1
CDF Capital Insurtech Limited (4)	80,991,300	—	7.8	2.6
Bodyguard Holding Limited (5)	55,110,084	—	5.3	1.8

*	Less than 1% of our total common shares on an as-converted basis outstanding as of February 28, 2022.
**
Except as indicated otherwise below, the business address of our directors and executive officers is 49/F, Building T1, Qianhai Financial Centre, Linhai Avenue, Qianhai
Shenzhen-Hong
Kong Cooperation Zone, Shenzhen 518000, People’s Republic of China.

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

(1)
Represents (i) 6,173,212 Class A common shares issuable to Mr. Ma upon exercise of options within 60 days after February 28, 2022; (ii) 7,105,740 Class A common shares held by Mr. Cunjun Ma in the form of ADSs; and (iii) 150,591,207 Class B common shares directly held by Huidz Holding Limited, a company incorporated in British Virgin Islands that is ultimately controlled by QYRT Family Trust, a trust established under the laws of the British Virgin Islands and managed by HSBC International Trustee Limited as the trustee. Mr. Cunjun Ma is the settlor of the trust and his family member(s) are the trust’s beneficiaries. Mr. Cunjun Ma also has sole voting power to 139,381,086 Class A common shares held by other shareholders of our company, including Wande Weirong Limited, CFO Capital Insurtech Limited, Bodyguard Holding Limited, Tian Jin kun Zhi Enterprise management Limited, Kunlun Technology Limited, Jumi Holding Limited and One Mind Holding Limited.

(2)
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

(3)
Based on the statement on Schedule 13G filed on February 11, 2021 and information provided by Wande Weirong Limited, represents 98,321,680 Class A common shares in the form of 4,916,084 ADSs held by Wande Weirong Limited, a company incorporated in the British Virgin Islands. Wande Weirong Limited is wholly owned by Jiaxing Weirong Investment Management Partnership (Limited Partnership), whose general partner is Wanrong Times Asset Management (Xuzhou) Co., Ltd. Bejing Wanrong Times Capital Management Co., Ltd. is the controlling shareholder of Wanrong Times Asset Management (Xuzhou) Co., Ltd. Mr. Jun Xiong is the controlling shareholder of Bejing Wanrong Times Capital Management Co., Ltd. Mr. Jun Xiong disclaims beneficial ownership of the shares held by Wande Weirong Limited, except to the extent of his pecuniary interests therein. The registered address of Wande Weirong Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1 110. Wande Weirong Limited has, pursuant to certain irrevocable proxy and power of attorney, delegated the voting power of 5,565,380 Class A common shares to Mr. Cunjun Ma, our chairman and chief executive officer.

(4)
Based on the statement on Schedule 13G/A filed on February 11, 2021, represents 80,991,300 Class A common shares held by CDF Capital Insurtech Limited, a company incorporated in the British Virgin Islands. CDF Capital Insurtech Limited is wholly owned by Tianjin Chuangdongfang Enterprise Management Partnership (Limited Partnership), whose general partner is Mr. Ke Xiao. The registered address of CDF Capital Insurtech Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1 110. CDF Capital Insurtech Limited has, pursuant to certain irrevocable proxy and power of attorney, delegated the voting power of 3,339,220 Class A common shares to Mr. Cunjun Ma, our chairman and chief executive officer.

(5)
Based on the statement on Schedule 13G/A filed on February 11, 2022, represents 55,110,084 Class A common shares directly held by Bodyguard Holding Limited.
Bodyguard Holding Limited holds these Class A common shares as an ESOP platform for the restricted share award of our company or on behalf of certain director. The restricted shares are granted to certain directors, management and key employees of our company who are shareholders of Bodyguard Holding Limited. The voting power of all Class A common shares held by Bodyguard Holding Limited has been delegated to Mr. Cunjun Ma. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Global Share Incentive Plan” for details. The address of Bodyguard Holding Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1 110.

To our knowledge, as of February 28, 2022, 611,423,760 of our common shares were held by one record holder in the United States, which was Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.
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
Contractual Arrangements with The VIE and Its Shareholders
See “Item 4. Information on the Company—C. Organizational Structure.”

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

Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”
Share Incentive Plans
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Global Share Incentive Plan” and “—2019 Share Incentive Plan”
Other Transactions with Related Parties
For the year ended December 31, 2021, Xiaoke Huixuan (Shenzhen) Technology Co., Ltd., a company that we have significant influence on, provided technology services to our company. As of December 31, 2021, we had service fee due to Xiaoke Huixuan (Shenzhen) Technology Co., Ltd. of RMB11.8 million (US$1.8 million). As of December 31, 2021, we had RMB128 thousand (US$20.1 million) due from shareholders, which represented the advance miscellaneous fees for shareholders.
As of December 31, 2018, we had interest-free, unsecured personal cash advances outstanding in the total amount of RMB1.9 million to Mr. Cunjun Ma, our Chief Executive Officer and Chairman of the board of directors. We received the full amount of repayment from Mr. Cunjun Ma on March 31, 2019.
Huidecheng Investment Development, a shareholder of the VIE, had in the past delayed paying capital contribution to the VIE. We received the full amount of capital contribution on April 19, 2019.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our WFOE to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations on Foreign Exchange.”
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

Huize Holding Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Huize Holding Limited meets all of the conditions above. Huize Holding Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. In the opinion of Commerce & Finance Law Offices, our legal counsel as to PRC law, it is more likely than not that Huize Holding Limited will not be deemed as a PRC resident enterprise for PRC tax purposes. As such, holders of the ADSs and common shares who are not PRC residents likely will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident
enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident
enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC
resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.
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
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that acquires and holds our ADSs or common shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare tax on certain net investment income, and alternative minimum tax considerations, backup withholding and information reporting requirements, including pursuant to sections 1471 through 1474 of the Code, or any state, local and
non-U.S.
tax considerations, relating to the ownership or disposition of our ADSs or common shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons who acquire their ADSs or common shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or common shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or common shares through such entities;
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

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of common shares for ADSs generally will not be subject to U.S. federal income tax.
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
Assuming that we are the owner of the VIE (including its subsidiaries) for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2021, and based upon our current income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, and the value of our ADSs, we do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.
If we are a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares.
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
For U.S. foreign tax credit purposes, dividends paid on our ADSs or common shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or common shares (see “Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable
under the Treaty may be treated as foreign taxes eligible for a foreign tax credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
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
Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under its particular circumstances.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares and any of our subsidiaries or other corporate entities in which we own equity interests, the VIE or any of the subsidiaries of the VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any of the subsidiaries of the VIE.
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
mark-to-market
election.
The
mark-to-market
election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our common shares, are listed on the Nasdaq Global Market, which is a qualified exchange for these purposes. We expect that our ADSs will be considered regularly traded, but no assurances may be given in this regard.
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

As of December 31, 2021, we had Renminbi-denominated cash and cash equivalents of RMB330.1 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in a decrease of US$5.2 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in an increase of US$5.2 million in cash and cash equivalents.
Interest Rate Risk
Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We have not been exposed to material risks due to changes in market interest rates as the borrowings held by us all bear interest at a fixed interest rate.
Inflation
To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.
Seasonality
We experience seasonality in our business. For example, we generally have more life and health insurance purchase orders in the first quarter of each year. On the other hand, for property & casualty insurance products we offer on our platform, mostly consisted of travel insurance products, we experience more purchase orders in the third quarter, and the first and fourth quarters of each year are the low season for travel insurance products. As we are shifting to a product mix with more life and health insurance products focused, we expect that we will experience stronger influence of seasonality of life and health insurance products compared with property & casualty insurance products. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth in recent years, but may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to fluctuations, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

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

PART II

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
as amended (File number:
333-233614)
in relation to the initial public offering of 5,250,000 ADSs representing 105,000,000 of our Class A common shares, at an initial offering price of US$10.5 per ADS. Our initial public offering closed in February 2020. Citigroup Global Markets Inc. and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters for our initial public offering. Counting in the ADSs sold upon the partial exercise of the over-allotment option by our underwriters, we offered and sold 5,322,453 ADSs and received net proceeds of approximately US$47.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on February 11, 2020. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of December 31, 2021, we had used approximately 40% of the net proceeds from our initial public offering. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form
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
under the Exchange Act.
Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and co-chief
financial officers, to allow timely decisions regarding required disclosure.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and co-chief
financial officers, assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2021 because of the material weakness described below.
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
We have implemented and plan to implement a number of measures to address the material weakness, including: (i) recruiting more financial reporting and accounting personnel who have adequate U.S. GAAP knowledge, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. During the year ended December 31, 2021, we arranged formal training sessions related to recent U.S. GAAP development and SEC reporting updates for our accounting and financial reporting personnel; in addition, our key personnel in the financial reporting team has started to prepare to take the AICPA examinations; (iii) planning to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework, and (iv) establishing effective oversight and clarifying reporting requirements for non-recurring
and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements. However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results.”
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

	For the Year Ended December 31,
	2020	2021

	(in thousands of RMB)
Audit-related fees (1)	5,730	5,150
Tax fees (2)	150	150
All other fees (3)	—	650
Total	5,880	5,950

Note:

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and the quarterly reviews of our condensed consolidated financial information.

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
The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share (US$)	Total Number of Ordinary Shares Purchased as Part of Share Repurchase Program	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under Share Repurchase Program (US$, in millions)
January 2021	—	—	—	—
February 2021	—	—	—	—
March 2021	106,734	9.369	106,734	—
April 2021	—	—	—	—
May 2021	—	—	—	—
June 2021	—	—	—	—
July 2021	—	—	—	—
August 2021	—	—	—	—
September 2021	—	—	—	—
October 2021	—	—	—	—
November 2021	—	—	—	—
December 2021	—	—	—	—

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE
As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to Nasdaq’s corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq’s corporate governance requirements. We have relied on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5635(c) that shareholders’ approval must be obtained prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or when other equity compensation arrangement is to be made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We elected to follow our home country practice and did not obtain shareholders’ approval for the material amendment to our 2019 Plan. If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks relating to our ADSs and Trading Market—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.”

ITEM 16.H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 16.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 17.	FINANCIAL STATEMENTS
The consolidated financial statements of Huize Holding Limited are included at the end of this annual report.

ITEM 18.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A common shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.3	Deposit Agreement, dated as of February 11, among the Registrant, Citibank N.A., as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-238148), filed with the SEC on May 11, 2020)

2.4	Shareholders Agreement between the Registrant and other parties thereto dated June 6, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-39216) filed with the SEC on April 24, 2020)

4.1	Global Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.2	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.3	Form of Indemnification Agreement, between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.5	English translation of executed Exclusive Business Cooperation Agreement among our WFOE, the VIE and its shareholders (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.6	English translation of form of executed Power of Attorney signed by shareholders of the VIE (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.7	English translation of executed Equity Pledge Agreement among our WFOE, the VIE and its shareholders (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.8	English translation of executed Exclusive Option and Equity Custody Agreement among our WFOE, the VIE and its shareholders (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

8.1*	Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.3**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Commerce & Finance Law Offices

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on

Form 20-F

and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huize Holding limited

By:	/s/ Cunjun Ma
Name: Cunjun Ma
Title:Chairman of the Board of Directors and Chief Executive Officer
Date: April 27, 2022

HUIZE HOLDING LIMITED

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Huize Holding Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Huize Holding Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
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

PricewaterhouseCoopers Zhong Tian LLP
Shenzhen, the People’s Republic of China
April 2
7
, 2022
We have served as the Company’s auditor since 2018.

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2020	As of December 31, 2021
		RMB	RMB	USD$ Note 2(f)
Assets
Current assets

Cash and cash equivalents	2(g)	404,618	381,158	59,812
Restricted cash (including amounts of the consolidated VIE of RMB 217,950 thousand and RMB 127,315 thousand as of December 31, 2020 and 2021, respectively)	2(h)	324,330	183,408	28,781
Contract assets	2( y )	216	—	—
Accounts receivable, net of allowance for doubtful accounts	2(i), 5	232,589	777,262	121,969
Insurance premium receivables (including amounts of the consolidated VIE of RMB 1,974 thousand and RMB 1,217 thousand as of December 31, 2020 and 2021, respectively)	2(j)	1,974	1,217	191
Amounts due from related parties	6	251	128	20
Prepaid expense and other receivables	7	44,377	77,511	12,163

Total current assets		1,008,355	1,420,684	222,936

Non-current assets
Restricted cash (including amounts of the consolidated VIE of RMB nil and RMB 24,680 thousand as of December 31, 2020 and 2021, respectively)	2(h)	—	44,418	6,970
Property, plant and equipment, net	8	10,251	48,461	7,605
Intangible assets, net	9	2,030	21,626	3,394
Deferred tax assets	1 4	605	605	95
Long-term investments	2(q), 10	46,084	73,001	11,456
Operating lease right-of-use assets	2( t), 24	267,352	247,819	38,888
Goodwill	2(o)	461	461	72
Other assets	7	838	379	59

Total non-current assets		327,621	436,770	68,539

Total assets		1,335,976	1,857,454	291,475

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2020	As of December 31, 2021
		RMB	RMB	USD$ Note 2(f)
Liabilities and Shareholders’ Equity
Current liabilities

Short-term borrowings (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 31,540 thousand and RMB 216,710 thousand as of December 31, 2020 and 2021, respectively)	2( r), 11	31,540	216,710	34,007
Accounts payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 227,532 thousand and RMB 680,183 thousand as of December 31, 2020 and 2021, respectively)	2( z )	227,532	680,369	106,765
Insurance premium payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 187,219 thousand and RMB 124,019 thousand as of December 31, 2020 and 2021, respectively)		187,219	124,019	19,461
Contract liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB nil and RMB 2,681 thousand as of December 31, 2020 and 2021, respectively)	2( y )	—	7,236	1,135
Other payables and accrued expenses (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 39,419 thousand and RMB 207,461 thousand as of December 31, 2020 and 2021, respectively)	1 2	31,153	71,255	11,181
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 52,564 thousand and RMB 92,094 thousand as of December 31, 2020 and 2021, respectively)		63,919	93,451	14,665
Income taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 2,440 thousand and RMB 2,440 thousand as of December 31, 2020 and 2021, respectively)	1 4	2,440	2,440	383
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 12,763 thousand and RMB 12,362 thousand as of December 31, 2020 and 2021, respectively)	2( t), 24	12,763	14,886	2,336
Amounts due to related parties (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB nil and RMB 11,875 thousand as of December 31, 2020 and 2021, respectively)	6	—	11,875	1,863

Total current liabilities		556,566	1,222,241	191,796

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2020	As of December 31, 2021
		RMB	RMB	USD$ Note 2(f)
Non-current liabilities

Long-term borrowings (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 53,860 thousand and RMB 20,000 thousand as of December 31, 2020 and 2021, respectively)	2( r), 15	53,860	20,000	3,138
Deferred tax liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 605 thousand and RMB 4,455 thousand as of December 31, 2020 and 2021, respectively)	1 4	605	4,892	768
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 252,106 thousand and RMB 245,396 thousand as of December 31, 2020 and 2021, respectively)	2( t), 24	252,106	249,183	39,102
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB nil both as of December 31, 2020 and 2021, respectively)		4,156	225	35

Total non-current liabilities		310,727	274,300	43,043

Total liabilities		867,293	1,496,541	234,839

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2020	As of December 31, 2021
		RMB	RMB	USD$ Note 2(f)
Liabilities and Shareholders’ Equity (Continued)
Commitments and contingencies	25
Shareholders’ equity

Class A common shares (US$0.00001 par value; 7,000,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 894,456,046 shares issued as of December 31, 2020 and 2021, respectively; 888,506,366 shares and 886,166,726 shares outstanding as of December 31, 2020 and 2021, respectively)	1 6	62	62	10
Class B common shares (US$0.00001 par value; 800,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 150,591,207 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	1 6	10	10	2
Treasury stock (896,180 shares and 3,436,860 shares as of December 31, 2020 and 2021, respectively)	1 6	(2,063)	(9,545)	(1,498)
Additional paid-in capital		884,920	896,772	140,723
Accumulated other comprehensive loss		(21,972)	(27,295)	(4,283)
Accumulated deficit		(392,274)	(499,940)	(78,451)

Total shareholders’ equity attributable to Huize Holding Limited shareholders		468,683	360,064	56,503
Non-controlling interests		—	849	133

Total shareholders’ equity		468,683	360,913	56,636

Total liabilities and shareholders’ equity		1,335,976	1,857,454	291,475

The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except share data, or otherwise noted)

		Year Ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	USD$ Note 2(f)

Operating revenue

Brokerage income	2( y ), 19	982,124	1,215,434	2,232,253	350,289
Other income		11,195	4,788	12,763	2,003

Total operating revenue		993,319	1,220,222	2,245,016	352,292

Operating costs and expenses
Cost of revenue	2( z )	(629,531)	(813,507)	(1,688,087)	(264,898)
Other cost		(1,837)	(2,846)	(2,670)	(419)

Total operating costs		(631,368)	(816,353)	(1,690,757)	(265,317)
Selling expenses	2 0	(164,665)	(230,438)	(350,573)	(55,012)
General and administrative expenses	2 1	(161,816)	(150,207)	(197,619)	(31,011)
Research and development expenses		(33,831)	(49,135)	(120,478)	(18,906)

Total operating costs and expenses		(991,680)	(1,246,133)	(2,359,427)	(370,246)

Operating income/(loss)		1,639	(25,911)	(114,411)	(17,954)

Other income/(expenses)
Interest expenses		(190)	(1,157)	(3,206)	(503)
Unrealized exchange income/(loss)		362	(9)	(59)	(9)
Investment income/(loss)	2 2	718	137	(5,328)	(836)
Others, net		12,676	10,177	12,627	1,981

Profit/(loss) before income tax, and share of (loss)/income of equity method investee		15,205	(16,763)	(110,377)	(17,321)

Income tax expense	1 4	(57)	(1,768)	—	—
Share of (loss) /income of equity method investee		(180)	239	2,660	417

Net profit/(loss)		14,968	(18,292)	(107,717)	(16,904)

Net profit/(loss) attributable to non-controlling interests		66	—	(51)	(8)

Net profit/(loss) attributable to Huize Holding Limited		14,902	(18,292)	(107,666)	(16,896)

Redeemable preferred shares redemption value accretion	1 7	(32,854)	(4,274)	—	—
Allocation to redeemable preferred shares		(7,431)	1,074	—	—

Net loss attributable to common shareholders		(25,383)	(21,492)	(107,666)	(16,896)

Net profit/(loss)		14,968	(18,292)	(107,717)	(16,904)
Foreign currency translation adjustment, net of tax		140	(22,386)	(5,323)	(835)

Comprehensive income/(loss)		15,108	(40,678)	(113,040)	(17,739)

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except share data, or otherwise noted)

		Year Ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	USD$ Note 2(f)

Comprehensive income/(loss) attributable to non-controlling interests		87	—	(51)	(8)

Comprehensive income/(loss) attributable to Huize Holding Limited		15,021	(40,678)	(112,989)	(17,731)

Weighted average number of common shares used in computing net profit per share
Basic and diluted	2 3	452,445,068	963,817,614	1,021,861,206	1,021,861,206
Net loss per share attributable to common shareholders
Basic and diluted	2 3	(0.06)	(0.02)	(0.11)	(0.02)
The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except share data, or otherwise noted)

		Common shares		Additional paid-in capital	Accumulated other comprehensive (income)/ loss	Accumulated deficit	Non- Controlling interest	Total shareholders’ (deficit)/equity
		Share	Amount
			RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2019		445,272,000	31	2,778	295	(388,884)	542	(385,238)

Net profit for the year		—	—	—	—	14,902	66	14,968
Share-based payment compensation	1 8	38,038,373	2	94,958	—	—	—	94,960
Redeemable preferred shares redemption value accretion	1 7	—	—	(32,854)	—	—	—	(32,854)
Foreign currency translation		—	—	—	119	—	21	140
Others		—	—	—	—	—	(629)	(629)

Balance at 31 December 2019		483,310,373	33	64,882	414	(373,982)	—	(308,653)

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except share data, or otherwise noted)

		Common shares		Class A Common shares		Class B Common shares		Treasury Stock		Additional paid-in capital	Accumulated other comprehensive (income)/ loss	Accumulated deficit	Non- Controlling interest	Total shareholders’ (deficit)/equity
		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
			RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2020		483,310,373	33	—	—	—	—	—	—	64,882	414	(373,982)	—	(308,653)

Net loss for the year		—	—	—	—	—	—	—	—	—	—	(18,292)	—	(18,292)
Issuance of common shares upon Initial Public Offering (“IPO”)	1 6	—	—	105,000,000	7	—	—	—	—	324,208	—	—	—	324,215
Shares issued upon exercise of over-allotment option	1 6	—	—	1,449,060	1	—	—	—	—	4,851	—	—	—	4,852
Re-designation of common shares into Class A common shares and Class B common shares	1 6	(483,310,373)	(33)	332,719,166	23	150,591,207	10	—	—	—	—	—	—	—
Conversion and re-designation of redeemable preferred shares into Class A common shares	1 7	—	—	450,046,220	31	—	—	—	—	458,870	—	—	—	458,901
Repurchase of Class A common shares	1 6	—	—	—	—	—	—	896,180	(2,063)	—	—	—	—	(2,063)
Shares issued upon exercise of option	1 8	—	—	188,100	—	—	—	—	—	503	—	—	—	503
Share-based payment compensation	1 8	—	—	—	—	—	—	—	—	35,880	—	—	—	35,880
Redeemable preferred shares redemption value accretion	1 7	—	—	—	—	—	—	—	—	(4,274)	—	—	—	(4,274)
Foreign currency translation		—	—	—	—	—	—	—	—	—	(22,386)	—	—	(22,386)

Balance at 31 December 2020		—	—	889,402,546	62	150,591,207	10	896,180	(2,063)	884,920	(21,972)	(392,274)	—	468,683

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except share data, or otherwise noted)

		Common shares		Class A Common shares		Class B Common shares		Treasury Stock		Additional paid-in capital	Accumulated other comprehensive (income)/ loss	Accumulated deficit	Non- Controlling interest	Total shareholders’ (deficit)/equity
		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
			RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2021		—	—	889,402,546	62	150,591,207	10	896,180	(2,063)	884,920	(21,972)	(392,274)	—	468,683

Net loss for the year		—	—	—	—	—	—	—	—	—	—	(107,666)	(51)	(107,717)
Repurchase of Class A common shares	1 6	—	—	—	—	—	—	2,540,680	(7,482)	—	—	—	—	(7,482)
Shares issued upon exercise of option	1 8	—	—	201,040	—	—	—	—	—	497	—	—	—	497
Share-based payment compensation	1 8	—	—	—	—	—	—	—	—	11,355	—	—	—	11,355
Set-up of subsidiaries with non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	900	900
Foreign currency translation		—	—	—	—	—	—	—	—	—	(5,323)	—	—	(5,323)

Balance at 31 December 2021		—	—	889,603,586	62	150,591,207	10	3,436,860	(9,545)	896,772	(27,295)	(499,940)	849	360,913

The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except share data, or otherwise noted)

	Year Ended December 31
	2019	2020	2021
	RMB	RMB	RMB	USD$ Note 2(f)
Cash flows from operating activities:

Net profit/(loss)	14,968	(18,292)	(107,717)	(16,904)
Adjustments to reconcile net profit/(loss) to net cash provided by operating activities:
Allowance for doubtful account	626	1,218	1,445	227
Depreciation and amortization	3,779	5,108	7,424	1,165
Unrealized exchange (income)/ loss	(362)	9	59	9
Share-based compensation expense	94,958	35,880	11,355	1,782
Interest expense	190	1,157	3,206	503
Investment (income)/loss	(718)	(137)	5,328	836
Share of loss/(income) of equity method investee	180	(239)	(2,660)	(417)
Deferred income tax	20	(466)	—	—
Amortization of right-of-use assets	—	8,408	32,941	5,169
Amortization of Directors and Officers Liability Insurance premium	—	6,127	7,798	1,224
Loss on disposal of Property, plant and equipment	—	44	(194)	(30)

	113,641	38,817	(41,015)	(6,436)

Changes in operating assets and liabilities:
Increase in account receivables	(74,508)	(52,824)	(545,678)	(85,629)
Decrease in insurance premium receivables	6,814	355	757	119
Increase in prepaid expense and other receivables	(6,860)	(30,755)	(40,020)	(6,280)
Decrease in amounts due from related parties	10,266	29	123	19
Increase/(decrease) in amounts due to related party	465	(465)	11,875	1,863
Decrease/(increase) in other assets	(10,332)	—	—	—
Decrease/(increase) in contract assets	—	(216)	216	34
Increase in accounts payable	52,163	103,091	452,550	71,015
Increase/(decrease) in insurance premium payables	11,140	61,632	(63,200)	(9,917)
Increase in payroll and welfare payable	12,143	24,082	25,578	4,014
Increase in tax payable	37	2,234	—	—
Increase in other payables and accrued expenses	3,055	2,577	29,860	4,686
Decrease in operating lease liabilities	—	(10,891)	(14,199)	(2,228)
Increase in contract liabilities	—	—	7,236	1,135

Net cash provided by/(used in) operating activities	118,024	137,666	(175,917)	(27,605)

Cash flows from investing activities:
Purchase of long-term investment	(2,000)	(22,450)	(33,614)	(5,275)
Purchase of property, equipment and intangible assets	(6,035)	(8,196)	(38,061)	(5,973)
Proceeds from disposal of property, equipment and intangible assets	60	—	980	154
Proceeds from disposal of investments	—	—	3,820	599
Acquisition of subsidiary, net of cash acquired	—	(569)	(14,292)	(2,243)
Others	1,048	137	241	38

Net cash used in investing activities	(6,927)	(31,078)	(80,926)	(12,700)

Cash flows from financing activities:
Proceeds from borrowings	30,000	105,400	184,000	28,874
Repayments of borrowings	(35,285)	(61,266)	(40,503)	(6,356)
Repayments of convertible bonds	(8,794)	—	—	—
Proceeds from IPO, net of issuance costs	—	340,479	—	—
Repurchase of Class A common shares	—	(2,063)	(3,003)	(471)
Proceeds from exercise of share options	—	503	497	78
Cash received by subsidiaries from minority shareholders	—	—	900	141

Net cash (used in)/provided by financing activities	(14,079)	383,053	141,891	22,266

Effect of exchange rate changes on cash and cash equivalents	38	(10,020)	(5,012)	(786)

Net increase/(decrease) in cash and cash equivalents and restricted cash	97,056	479,621	(119,964)	(18,825)
Total cash and cash equivalents and restricted cash at beginning of year	152,271	249,327	728,948	114,388

Total cash and cash equivalents and restricted cash at end of year	249,327	728,948	608,984	95,563

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Year ended December 31
	2019	2020	2021
	RMB	RMB	RMB	USD$ Note 2(f)
Supplemental disclosure of cash flow information
Cash paid for interest	(2,094)	(4,386)	(7,813)	(1,226)
Cash paid for income tax	—	—	—	—
Supplemental disclosure of non-cash investing and financing activities
Accretion on redeemable preferred shares to redemption value	(32,854)	(4,274)	—	—
Supplemental disclosure of non-cash operating activities
Operating lease assets obtained in exchange for operating lease liabilities	—	270,256	13,400	2,103
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

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
1. Principal activities and reorganization (Continued)

(a)	History and Reorganization (Continued)

As of December 31, 2021, the Company’s principal subsidiaries, consolidated VIE and subsidiaries of VIE are as follows:

Principal Subsidiaries	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Interest	Principal Activities
Smart Choice Ventures Limited (“Smart Choice”)	January 14, 2015	British Virgin Islands	100%	Investment holding
Hong Kong Smart Choice Ventures Limited (“HK Smart Choice”)	February 18, 2015	Hong Kong	100%	Investment holding
Zhixuan International Management Consulting (Shenzhen) Co., Ltd. (“Shenzhen Zhixuan”)	June 9, 2015	PRC	100%	Management consulting and marketing consulting
Huize Global (HK) Limited	March 26, 2021	Hong Kong	100%	Investment holding
Huize Hong Kong Insurance Broker Limited	May 5, 2021	Hong Kong	100%	Insurance brokerage service
VIE
Shenzhen Huiye Tianze Investment Holding Co., Ltd (“Huiye Tianze”)	October 30, 2014	PRC	100%	Investment, investment consulting service
VIE’s Principal Subsidiaries
Huize Insurance Brokerage Co., Ltd. (“Huize Insurance Brokerage”)	October 14, 2011	PRC	100%	Insurance brokerage service
Shenzhen Huize Shidai Co., Ltd. (“Huize Technology”)	April 28, 2012	PRC	100%	Technology development and Internet information consulting service
Hefei Huize Internet Technology Co., Ltd. (“Hefei Huize”)	August 5, 2015	PRC	100%	Technology development and Internet information consulting service
Shenzhen Zhixuan Wealth Investment Management Co., Ltd. (“Zhixuan Investment”)	April 20, 2016	PRC	100%	Management consulting, Investment consulting and financial consulting
Huize (Chengdu) Internet Technology Co., Ltd. (“Chengdu Huize”)	May 11, 2018	PRC	100%	Technology development consulting service

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies

(a)	Basis of presentation
The Group’s consolidated financial statements for the years ended December 31, 2019, 2020 and 2021 are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results may differ from those estimates. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.
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
A consolidated VIE is an entity in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or one of its subsidiaries is the primary beneficiary of the entity.

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
Share Pledge Agreements
: Concurrent with the exclusive option agreements and pursuant to the share pledge agreements, the shareholders of Huiye Tianze have pledged all of their equity interest in Huiye Tianze as a continuing first priority security interest, as applicable, to respectively guarantee the VIE’s performance of their obligations under the exclusive business cooperation agreement between Huiye Tianze and Zhixuan. If Huiye Tianze or any of its shareholders breach their contractual obligations under these agreements, Zhixuan, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Zhixuan’s rights include forcing the disposition or sale of all or part of the pledged equity interests of the applicable VIE and receiving proceeds from such auction or sale in accordance with PRC law. Each of the shareholders of Huiye Tianze agrees that, during the term of the applicable share pledge agreement, such shareholder will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of Zhixuan. Zhixuan is entitled to all dividends declared by Huiye Tianze. Each share pledge agreement will remain effective until the applicable VIE discharges all its obligations under the exclusive business cooperation agreement.
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

The following table sets forth the assets, liabilities, results of operations and cash flows of Huiye Tianze and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIE and its subsidiaries are eliminated in the balances presented below:
Selected Condensed Consolidated Balance Sheets
Information

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB
Assets
Current assets
Cash and cash equivalent	211,979	323,011
Restricted cash	217,950	127,315
Account receivables, net of allowance for impairment	232,589	777,055
Insurance premium receivables	1,974	1,217
Prepaid expense and other receivables	66,323	106,865
Total current assets	730,815	1,335,463
Non-current assets
Restricted cash	—	24,680
Property, Plant and Equipment, net	10,217	47,800
Intangible assets, net	2,030	18,979
Deferred tax assets	605	605
Long-term investments	36,889	59,450
Operating lease right-of-use assets	267,352	241,880
Goodwill	461	461
Other Assets	838	379
Total non-current assets	318,392	394,234

Total assets	1,049,207	1,729,697
Liabilities and Shareholders’ Equity
Short-term borrowings	31,540	216,710
Accounts payable	227,532	680,183
Insurance premium payables	187,219	124,019
Contract liabilities	—	2,681
Other payables and accrued expenses	39,419	207,461
Payroll and welfare payable	52,564	92,094
Income taxes payable	2,440	2,440
Operating lease liabilities	12,763	12,362
Amount due to related parties	—	11,875
Total current liabilities	553,477	1,349,825
Non-current liabilities
Long-term borrowings	53,860	20,000
Deferred tax liabilities	605	4,455
Operating lease liabilities	252,106	245,396
Total non-current liabilities	306,571	269,851

Total liabilities	860,048	1,619,676
Shareholders’ equity

Common shares	44,766	44,766
Additional paid-in capital	462,858	460,157
Accumulated deficit	(318,465)	(395,751)
Total shareholders’ equity attributable to Huize Holding Limited shareholders	189,159	109,172
Non-controlling interests	—	849
Total shareholders’ equity	189,159	110,021
Total liabilities and shareholders’ equity	1,049,207	1,729,697

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

(b)	Basis of consolidation (Continued)
Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating revenue
Brokerage commission income	973,715	1,215,434	2,231,388
Other income	11,195	4,560	11,494
Total operating revenue	984,910	1,219,994	2,242,882
Operating costs and expenses
Cost of revenue	(622,906)	(813,507)	(1,687,770)
Other cost	(1,837)	(2,846)	(2,670)
Total operating costs	(624,743)	(816,353)	(1,690,440)
Selling expenses	(163,119)	(230,438)	(346,305)
General and administrative expenses	(153,324)	(136,921)	(172,822)
Research and development expenses	(33,831)	(49,135)	(120,478)
Total operating costs and expenses	(975,017)	(1,232,847)	(2,330,045)
Operating income/(loss)	9,893	(12,853)	(87,163)
Other income/(expenses)
Interest expenses	(197)	(1,813)	(4,092)
Unrealized exchange income/(loss)	421	(421)	—
Investment income	—	137	(1,369)
Others, net	12,690	10,153	12,627
Profit before income tax, and share of (loss)/income of equity method investee	22,807	(4,797)	(79,997)
Income tax expense	(20)	(1,768)	—
Share of (loss)/income of equity method investee	(180)	239	2,660
Net profit/(loss)	22,607	(6,326)	(77,337)
Net profit/(loss) attributable to non-controlling interests	—	—	(51)
Net profit/(loss) attributable to Huize Holding Limited	22,607	(6,326)	(77,286)
Redeemable preferred shares redemption value accretion	—	—	—
Allocation to redeemable preferred shares	—	—	—
Net profit/( loss ) attributable to common shareholders	22,607	(6,326)	(77,286)
Net profit/( loss )	22,607	(6,326)	(77,337)
Foreign currency translation adjustment, net of tax	—	—	—
Comprehensive income/(loss)	22,607	(6,326)	(77,337)
Comprehensive income/(loss) attributable to non-controlling interests	—	—	(51)
Comprehensive income/(loss) attributable to Huize Holding Limited	22,607	(6,326)	(77,286)
Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	120,566	168,225	(152,844)
Cash flows from investing activities:
Purchase of long-term investment	(2,000)	(22,450)	(22,601)
Purchase of property, equipment and intangible assets	(6,035)	(8,162)	(37,359)
Proceeds from disposal of property, equipment and intangible assets	60	—	961
Acquisition of subsidiary, net of cash paid	—	(569)	(11,805)
Payments of inter-company balances	—	—	(5,050)
Proceeds from disposal of investments	—	—	890
Others	11	137	241
Net cash used in investing activities	(7,964)	(31,044)	(74,723)
Cash flows from financing activities:
Proceeds from issuance of common share and redeemable preferred shares during Reorganization	(62)	—	—
Proceeds from borrowings	30,000	105,400	184,000
Repayments of borrowings	(35,285)	(61,266)	(40,503)
Repayments of convertible bonds	(8,794)	—	—
Proceeds from inter-company balances	—	—	128,000
Proceeds from exercise of share option	—	245	247
Cash received by subsidiaries from minority shareholders	—	—	900
Net cash (used in)/provided by financing activities	(14,141)	44,379	272,644
Effect of exchange rate changes on cash and cash equivalents	—	—	—
Net increase in cash and cash equivalents and restricted cash	98,461	181,560	45,077
Total cash and cash equivalents and restricted cash at beginning of year	149,908	248,369	429,929
Total cash and cash equivalents and restricted cash at end of year	248,369	429,929	475,006

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

In the opinion of the Company’s management, the contractual arrangements among its subsidiary, the VIE and their respective Nominee Shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. In addition, shareholders of the
VIE are PRC holding entities of certain pre-IPO shareholders of our company, including entities beneficially owned by Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, who controls more than 50% of our total voting power. Therefore, the enforceability of the contractual agreements between us, the
VIE and its shareholders depends on whether our shareholders or their PRC holding entities will fulfill these contractual agreements.
There is a risk that the benefits of ownership between the Company and the VIE may not be aligned in the future. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.

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

F-
20

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

(c)	Business combinations and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 — “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income (loss). During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated statements of comprehensive income (loss).
When there is a change in ownership interests that result in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained non-controlling
investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.
For the Company’s majority-owned subsidiaries and VIE, a
non-controlling
interest is recognized to reflect the portion of their
equity
which is not attributable, directly or indirectly, to the Company. Consolidated net profit/(loss) in the consolidated statements of comprehensive income/(loss) includes the net (profit)/loss attributable to non-controlling
interests, and common shareholders and redeemable preferred shareholders where applicable. The cumulative results of operations attributable to non-controlling
interests are recorded as
non-controlling
interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling
interests are presented under financing activities in the consolidated statements of cash flows.

(d)	Use of estimates
Financial statements amounts that reflect significant accounting estimates and assumptions mainly include, but are not limited to (i) allowance for doubtful accounts (losses of accounts receivable, insurance premium receivables and other receivables), (ii) valuation and forfeiture rate of share-based compensation arrangements, (iii) operating revenue and cost of revenue recognition, (iv) fair value of long-term investments, (v) useful life of property, plant and equipment and intangible assets, (vi) valuation of acquired assets and liabilities assumed, (vii) assessment for impairment of intangible assets, (viii) realizability of deferred tax assets, (ix) uncertainty tax position and (x) discount rate of lease liability. Actual results could materially differ from these estimates.

(e)	Comprehensive Income and Foreign Currency Translation
The Group’s operating results are reported in the consolidated statements of comprehensive income/(loss) pursuant to FASB ASC Topic 220, “Comprehensive Income”. Comprehensive income consists of two components: net income and other comprehensive income (“OCI”). The Group’s OCI is comprised of gains and losses resulting from translating foreign currency financial statements of entities, of which functional currency is other than Renminbi (“RMB”) which is the reporting currency of the Group, net of related income taxes, where applicable. Such subsidiaries’ assets and liabilities are translated into RMB at period-end
exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Adjustments that result from translating amounts from a subsidiary’s functional currency to the RMB (as described above) are reported net of tax, where applicable, in accumulated OCI in the consolidated balance sheets.

F-2
1

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

(f)	Convenience translation
Translations of balances in the Group’s consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on the last trading day of 2021 (December 30, 2021). No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021 or at any other rate.

(g)	Cash and cash equivalents
Cash and cash equivalents consist of (1) cash on hand; (2) bank deposits and short-term, highly liquid investments, with original maturities of less than three
months that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates.

(h)	Restricted cash
In its capacity as an insurance broker, the Group collects “premiums” (unremitted insurance premiums) from certain insureds and remits the “premiums” to the appropriate insurance companies. Unremitted insurance premiums are held in custody until disbursed by the Group. The Group reports such amounts as restricted cash in the consolidated balance sheets
, and classify into current and non-current portion based on the length of restricted period.
Unremitted insurance premiums were RMB 193,470 thousand and RMB 126,715 thousand (US$ 19,884 thousand) as of December 31, 2020 and December 31, 2021, respectively. During the year ended December 31, 2020 and 2021, HK Smart Choice provided security for the loan of Huize Technology by pledged deposits. The amount of pledged deposits as of December 31, 2020 and 2021 were RMB 106,380 thousand and RMB 75,831 (US$ 11,900 thousand), respectively. Also, restricted cash balance includes guarantee deposits are required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance broker. The restricted cash balance related to this requirement were RMB 24,480 thousand and RMB 25,280 (US$ 3,967 thousand) as of December 31, 2020 and as of December 31, 2021.

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

F-2
2

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
The carrying amount of cash and cash equivalents, restricted cash-current portion, accounts receivable, insurance premium receivables, amounts due from related parties, other receivables, accounts payable, insurance premium payables, other payables and amount due to related parties approximate their net carrying values reported in the consolidated balance sheets due to the short term maturities of these instruments. Restricted cash-non current portion, long-term borrowings and operating lease liabilities are measured at amortized cost using discounted rates reflected time value of money. As the market interest rate is relatively stable during the reporting period, the carrying values of restricted cash-non current portion and long-term borrowings approximated their fair values reported in the consolidated balance sheets. Investment accounted for at fair value are measured at fair value.
Non-recurring
The Group measures certain financial assets, including equity securities without readily determinable fair value and investments under equity method, at fair value on a non-recurring
basis only if an impairment charge were to be recognized. The Group’s non-financial
assets such as property, equipment, software and licenses, would be measured at fair value only if they were determined to be impaired.

F-2
3

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

(l)	Property, Plant and Equipment, net
Property, plant and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account residual value, if any. The table below sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Office furniture and equipment	5~10 years	0%~5%
Computer and electronic equipment	3~5 years	0%~5%
Motor vehicles	4~5 years	5%
Leasehold improvements	shorter of remaining lease period and estimated useful life	Nil
Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation/amortization are removed from the accounts and any resulting gain or loss is recognized in consolidated statements of comprehensive income/(loss).

(m)	Intangible assets, net
Intangible assets with an indefinite useful life represent the insurance brokerage license, insurance agency license and insurance adjusting license. Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.
Intangible assets with finite lives represent domain name and purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets. The table below sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Domain name	10 years	0%
Purchased computer software	3~10 years	0%

(n)	Impairment of long-lived assets and intangible assets
Long-lived assets including property, plant and equipment and intangible assets with indefinite lives and finite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2019, 2020 and December 31, 2021.

F-2
4

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

(p)	Asset acquisition
When the Company acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Company’s financial statements. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give rise to goodwill.

F-2
5

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

(q)	Long-term investments

(i)	Equity investments accounted for using the equity method
In accordance with ASC 323 — “Investment — Equity Method and Joint Ventures”, the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interests or otherwise control.
An investment in in-substance common stock is an investment that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to one in that entity’s common stock.
Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into the consolidated statements of comprehensive income (loss) after the date of acquisition. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.
The Group continually reviews its investment in equity investees under the equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds.
The fair value determination, particularly for investments in early stage privately held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group writes down the asset to its fair value and takes the corresponding charge to the consolidated statements of comprehensive income (loss).

(ii)	Investments accounted for at fair values
Securities with readily determinable fair values are measured at fair value. Equity securities accounted for at fair values include investments in i) marketable equity securities, which are publicly traded stock and ii) unlisted companies, for which the Company measures at fair value on a recurring basis. Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired.

(iii)	Equity investments measured at measurement alternative and NAV practical expedient
Private equity funds pursue various investment strategies. Investments in private equity funds generally are not redeemable due to the closed-ended nature of these funds. The private equity fund, over which the Group does not have the ability to exercise significant influence, is accounted for under the practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”).
For investments in an investee over which the Group does not have significant influence and which do not have readily determinable fair value and do not qualify for NAV practical expedient, the Company elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASU 2016-01. Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income (loss) equal to the difference between the carrying value and fair value.

(r)	Short-term and long -term borrowings
The Short-term and
long
-term borrowings represent the Group’s borrowings from commercial banks for our working capital. Short-term borrowings include borrowings with maturity terms shorter than one year and the current portion of the long-term borrowings.

F-2
6

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

( s )	Insurance Premium Payables
Insurance premium payables are insurance premiums collected on behalf of insurance companies but not yet remitted as of the balance sheet dates, and insurance premiums due but not yet collected from the insured.

( t )	Lease
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
The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right of use(“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease terms are determined after taking into account of rental escalation clauses, renewal options and/or termination options, if any. Lease expense is recorded in the consolidated statements of comprehensive income/(loss) on a straight-line basis over the lease term.
Upon adoption, the Group as the lessee of operating leases recognized ROU assets and lease liabilities (including current and non-current)
for operating leases of approximately RMB5,504 thousand and RMB5,504 thousand, respectively, without any impact on the shareholder’s equity, as of January 1, 2020.

F-2
7

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

( u )	Share-based Compensation
Employee share-based compensation
All forms of share-based payments to employees, including employee stock options, employee stock purchase plans restricted shares and shares award, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statements of comprehensive income/(loss) in accordance with ASC 718, “Stock Compensation”. In accordance with the guidance, the Company determines whether a share option should be classified and accounted for as a liability award or an equity award. Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award. The fair value of a liability-classified award will be re-measured
to an updated fair value at each reporting period until the award is settled. The compensation cost is recognized over the requisite service period, which is usually the vesting period. If an award requires satisfaction of performance and service conditions, compensation cost is recognized using graded vesting method. If an award requires only service condition, the Group will use straight line method. For liability-classified award, the Group will true up compensation cost at each reporting period for changes in fair value pro-rated
for the portion of the requisite service period rendered.
For restricted shares granted with service conditions and performance conditions and a graded vesting features, share-based compensation expenses are recorded net of estimated forfeitures using graded vesting method during the requisite service period, such that expenses are recorded only for those share-based awards that are expected to ultimately vest. For share options granted with service condition and the occurrence of an IPO as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition, amounting to RMB16,390 thousand, were recorded upon the completion of the IPO in 2020, the remaining share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the requisite service period.
The Group utilizes the binomial option pricing model to determine the fair value of share options, and determines the fair value of restricted share based on the fair value of the underlying common shares at the grant date considering the dilutive effect of restricted share.

( v )	Fair Value of Redeemable Preferred Shares and Common Shares
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

F-2
8

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

( w )	Redeemable Preferred Shares and Convertible Bond
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
Accounting of convertible bond
The Company determined convertible bond, which was classified as liabilities, initially at par under ASC 470 and subsequently stated at amortized cost plus accrued unpaid interest.
The Company has determined that there was a BCF as its conversion price is lower than the Company’s stock price at the commitment date. The BCF was recognized as a discount to the convertible bond which was subsequently amortized as interest expenses using the effective interest method over the period from the issuance date to the maturity date.

F-2
9

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

( x )	Employee Benefit Plans
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

( y )	Revenue recognition
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
Under Topic 606, the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer is recognized as a contract asset. The Group recognize a contract liability if the customer’s payment of consideration precedes the Group’s performance.
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

F-
30

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

( y )	Revenue recognition (Continued)
The Group is also entitled to a performance bonus from insurance companies if the cumulative average monthly sales volume exceeds a predetermined level. Such bonus is determined at the end of each month and recognized as revenue.
Other services
The Group provides digital and technology development services to certain insurance companies. Upon the delivery of programs developed, the Group’s performance obligation related to the technology service has been fully fulfilled. However, the timing of revenue recognition may differ from contract to contract based on whether performance obligations satisfy the criteria of recognizing revenue over time, in accordance with ASC 606. Since the deliverables usually do not have alternative use to the Group, revenue is recognized over time once there is an indicator that the Group has an enforceable right to payment for performance completed to date. Otherwise, the revenue is recognized at a point in time.
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

( z )	Cost of revenue
A large component of the Group’s cost of revenue is channel cost, which is service fee paid to user traffic channels for successful sales, including social media influencers, emerging media channels and financial institutions. These user traffic channels have influences over their followers and users, who are potential insurance policyholders. Determination of channel cost is based on the service fee rate multiplied by the insurance premium sold. Channel cost is recognized in the year it incurred. The accounts payable represent channel cost payable to user traffic channels.
Another component of cost of revenue is payroll of insurance consultants, who are in charge of identifying and acquiring potential customers through providing advices related to insurance product.

F-3
1

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

( aa )	Selling expenses
The Group records its marketing campaign expenses and loyalty points as selling expenses.
Marketing campaign expenses consist primarily of advertising and marketing promotion expenses. Advertising and marketing expenses, amounting to approximately RMB47,927 thousand, RMB71,472 thousand and RMB97,945 thousand for the years ended December 31, 2019, 2020 and 2021, respectively, are charged to the consolidated statements of comprehensive income/(loss) as incurred. Beside marketing campaign expenses, selling expenses consist of salaries and employment benefits for employees who work in brokerage service line, office rental, telecommunications and office supply expenses incurred in connection with sales activities.
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

( bb )	General and Administrative Expenses
General and administrative expenses consist of payroll, rental, and related expenses for employees involved in general corporate functions, including finance, legal and human resources, as well as costs associated with use of facilities and equipment, such as depreciation expenses and other general corporate related expenses.
General and administrative expenses also include surcharges on VAT payments according to PRC tax.

( cc )	Others, net
Others, net, mainly consist of
non-operating
income and expenses, such as government subsidies.

( dd )	Taxation
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

F-3
2

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

( dd )	Taxation (Continued)
The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with unused accumulated tax loss, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and loss carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.
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

( ee )	Net profit /(loss) per share
Basic loss per share is computed by dividing net profit/(loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year using the two-class
method. Under the
two-class
method, net profit/(loss) is allocated between common shares and other participating securities based on their participating rights. Net profit/(loss) is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the profit or loss. Diluted profit/(loss) per share is calculated by dividing net profit/(loss) attributable to common shareholders by the weighted average number of common and dilutive common equivalents shares outstanding during the year. Common equivalents shares consist of shares issuable upon the conversion of the redeemable preferred shares using the if-converted
method, and shares issuable upon the exercise of share options using the treasury stock method. Common equivalents shares are not included in the denominator of the diluted profit/(loss) per share calculation when inclusion of such shares would be anti-dilutive.

F-3
3

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

( ff )	Segment reporting
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

( gg )	Significant Risk and Uncertainties
Currency risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB 247,354 thousand, RMB 429,970 thousand and RMB 481,589 thousand of cash and cash equivalents and restricted cash denominated in RMB as of December 31, 2019, 2020 and December 31, 2021, respectively.

F-3
4

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

( gg )	Significant Risk and Uncertainties (Continued)

Concentration of Credit Risk
Details of the customers accounting for 10% or more of total operating revenue are as follows:

	Year Ended December 31
	2019	%	2020	%	2021	%
	RMB		RMB		RMB
Customer A	94,182	10%	32,347	3%	715,287	32%
Customer K	—	0%	292,975	24%	489,862	22%
Customer L	35,791	4%	152,296	12%	191,059	9%
Customer H	124,946	13%	67,823	6%	186,036	8%
Customer B	184,035	19%	97,624	8%	156,754	7%
Customer C	142,443	14%	63,179	5%	62,753	3%
Customer I	57,081	6%	157,750	13%	46,972	2%

	638,478	66%	863,994	71%	1,848,723	83%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December, 31
	2020	%	2021	%
	RMB		RMB
Customer A	13,057	6%	464,289	60%
Customer H	—	0%	165,688	21%
Customer K	67,726	29%	32,702	4%
Customer L	38,040	16%	20,156	3%

	118,823	51%	682,835	88%

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

F-3
5

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

( hh )	Recent Accounting Pronouncements
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
In December 2019, the FASB issued ASU
2019-12,
‘‘Income Taxes (Topic 740)’’. This standard simplifies the Accounting for Income Taxes, removes certain exceptions for recognizing deferred taxes for investments, performing intra period tax allocations and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating income taxes to members of a consolidated group. ASU
2019-12
is effective for annual periods beginning on January 1, 2021, with earlier adoption permitted. The Group has adopted the ASU on January 1, 2021. The adoption of ASU
2019-12
did not have a material impact on the Group’s consolidated financial statements.
In January 2020, the FASB issued ASU
2020-1,
‘‘investments—equity securities (Topic 321)’’. The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU
202o-01
is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with earlier adoption permitted. The Group intends to adopt the ASU on the effective date of January 1, 2022 and the impact of adopting this standard does not have a material impact on the Group’s consolidated financial statements.

F-3
6

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

( hh )	Recent Accounting Pronouncements (Continued)

In March 2020, FASB issued ASU
No. 2020-04,
“Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments are effective for all entities beginning on March 12, 2020, and the entity may elect to apply the amendments prospectively through December 31, 2022. The adoption did not have a material accounting impact on the Group’s consolidated financial position or results of operations.
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
In November 2021, the FASB issued ASU
No. 2021-10,
“Government Assistance (Topic 832)—Disclosures by Business Entities about Government Assistance”. The amendments in this update require the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy: i) Information about the nature of the transactions and the related accounting policy used to account for the transactions; ii) The line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item; iii) Significant terms and conditions of the transactions, including commitments and contingencies. The amendments in this update are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

F-3
7

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

3. Fair Value measurement
The following tables set forth, by level within the fair value hierarchy, financial assets measured at fair value as of December 31, 2020 and 2021. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
		RMB		RMB
Investments accounted for at fair value
Listed equity securities	840	—	—	840

F-3
8

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

4. Acquisitions of subsidiary
Asset acquisitions
In 2021, the Group entered into purchase agreements with four companies to acquire 100% equity ownership for a total cash consideration of RMB13,759 thousand. One company holds an insurance adjusting license and the others hold insurance agency licenses.
The Group evaluated the acquisition of the purchased assets under ASC
805-Business
Combination (ASC 805), and concluded that as substantially all of the fair value of the gross assets acquired is concentrated in an identifiable group of similar assets, the transaction did not meet the requirements to be accounted for as a business combination and therefore the transaction was accounted for as an asset acquisition.
The purchase price of the assets are as follows:

As of
December 31, 2021
RMB
Cash	1,954
Intangible assets — Insurance adjusting licenses	3,067
Intangible assets — Insurance agency licenses	12,336
Accounts receivable, net of allowance for doubtful accounts	37
Prepaid expense and other receivables	194
Property, plant and equipment, net	19
Intangible assets, net	30

Total assets acquired	17,637

Accounts payable	(3)
Payroll and welfare payable	(22)
Income taxes payable	(2)
Deferred tax liabilities	(3,851)

Total liabilities assumed	(3,878)

Net assets acquired	13,759

Business combinations
In May 2021, the Group completed a business combination to complement its existing businesses. Total cash consideration transferred for the acquisitions amounted to RMB 2,712 thousand. The purchase price allocated to the fair value of assets acquired and liabilities assumed were RMB 3,452 thousand and RMB 740 thousand, respectively. No goodwill was
recognized in this acquisition.

F-3
9

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

5. Accounts receivable, net of allowance for doubtful accounts
Account receivables, net of allowance for doubtful accounts by the Group consist of the following:

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB
Accounts receivable	234,313	780,431
Less: allowance for doubtful accounts	(1,724)	(3,169)

Accounts receivable, net	232,589	777,262

The following table summarizes the movement of the Group’s provision for doubtful accounts:

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB
Balance at the beginning of the year	1,127	1,724
Provision for doubtful accounts	709	1,445
Write-offs	(112)	—

Balance at the end of the year	1,724	3,169

6. Related party balances and transactions
The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Cunjun Ma	Chief Executive Officer and Director of the Group
Individual Director or Officer	Directors or Officers of the Group
Shareholders and minority shareholders	Shareholders and minority shareholders
Xiaoke Huixuan (Shenzhen) Technology Co., Ltd. (“Xiaoke”)	Company that the Group has significant influence on
Details of related party transactions for the years ended December 31, 2019, 2020 and 2021 are as follows:
Service provided by related parties:

	For the year ended December 31
	2019	2020	2021
	RMB	RMB	RMB
Technology service fee to Xiaoke	—	—	11,609
Others	—	—	552

Total	—	—	12,161

Xiaoke provides technology service to the Company according to the cooperation agreement in 2021.

F-
40

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

6. Related party balances and transactions (Continued)
Details of related party balances as of December 31, 2020 and 2021 are as follows:
Amounts due from related parties:

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB
Shareholders	251	128

	251	128

The amount due from related parties represents the advance miscellaneous fees for shareholders.
Amounts due to related parties:

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB
Xiaoke		11,753
Others	—	122

	—	11,875

The amount due to Xiaoke represents the payable for technology service.

F-4
1

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

7. Prepaid expenses and other receivables and
other
assets
Prepaid expenses and other receivables and other assets consist of the following, with current portion presented as Prepaid expenses and other receivables and non-current
portion presented as other assets:

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB
Current portion:
Prepaid input value-added tax	15,331	44,017
Rental and other deposits	11,285	14,532
Advances to suppliers	11,523	13,731
Interest receivables (a)	908	2,177
Advances to staff (b)	395	970
Directors and officers liability insurance premium	558	658
Claim advance on behalf of insurer	371	77
Advances to share repurchase	4,479	—
Others	117	1,939

	44,967	78,101
Less: Allowance for impairment	(590)	(590)

	44,377	77,511

Non- current portion:
Prepayment related to investment	—	200
Advances to long-term assets	838	179

	838	379

(a)	This represented accrued interest income on bank deposits.
(b)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

F-4
2

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

8. Property, Plant and Equipment, net
Property, plant and equipment, net, consist of the following:

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB
Computer and electronic equipment	17,313	31,041
Leasehold improvements	4,958	27,238
Office furniture and equipment	2,820	10,755
Motor vehicles	2,360	2,443

Total	27,451	71,477
Less: Accumulated depreciation (1)	(17,200)	(23,016)

Property, equipment and equipment, net	10,251	48,461

(1)	Depreciation expenses for the years ended December 31, 2019, 2020 and 2021 were RMB 3,441 thousand, RMB 4,684 thousand and RMB 6,474 thousand, respectively.
No impairment for property, plant and equipment was recorded for the years
ended December 31, 2019, 2020 and 2021.
9. Intangible assets, net
The intangible assets, net consisted of the following:

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB
Insurance agency license (note 4)	—	12,336
Insurance adjusting license (note 4)	—	3,067
Insurance brokerage license	—	2,647
Software and system	2,943	5,436
Domain name	580	580

Total	3,523	24,066
Less: Accumulated amortization (1)	(1,493)	(2,440)

Intangible assets, net	2,030	21,626

(1)	Amortization expenses for the years ended December 31, 2019, 2020 and 2021 was RMB 338 thousand, RMB 424 thousand and RMB 950 thousand, respectively.
No impairment for intangible assets was recorded for the years ended December 31, 2019, 2020 and 2021.
The amortization of the coming 5 years is:

As of
December 31, 2021
RMB
2022	1,164
2023	1,051
2024	734
2025	445
2026	66

F-4
3

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

10. Long-term investments

	Equity investments measured under measurement alternative	Equity Method	Investment accounted for at fair value	Equity investments measured under NAV practical expedient	Total
	RMB	RMB	RMB	RMB	RMB

Balances at January 1, 2019	12,500	9,075	—	—	21,575
Additions	2,000	—	—	—	2,000
Share of earnings/(loss) of an equity investee	—	(180)	—	—	(180)

Balances at December 31, 2019	14,500	8,895	—	—	23,395

Balances at January 1, 2020	14,500	8,895	—	—	23,395
Additions	1,000	21,450	—	—	22,450
Share of earnings/(loss) of an equity investee	—	239	—	—	239
Reclassification	9,195	(9,195)	—	—	—

Balances at December 31, 2020	24,695	21,389	—	—	46,084

Balances at January 1, 2021	24,695	21,389	—	—	46,084
Additions	12,500	9,900	4,641	6,373	33,414
Share of earnings/(loss) of an equity investee	—	2,660	—	—	2,660
Fair value change	—	—	(1,339)	(2,885)	(4,224)
Realized gain/(loss)	—	—	265	—	265
Exchange adjustments	—	—	203	29	232
Impairment	(1,610)	—	—	—	(1,610)
Disposal	(890)	—	(2,930)	—	(3,820)

Balances at December 31, 2021	34,695	33,949	840	3,517	73,001

Equity method

As of December 31, 2019, 2020 and 2021, the Group’s investments accounted for under the equity method were RMB 8,895 thousand, RMB 21,389 thousand and RMB 33,949 thousand respectively. The Group applies the equity method of accounting to account for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control.
During the year ended December 31, 2019, the Group’s investment in Chuangbicheng decreased to 3.43% and no longer owns any seat on the board. However, as the Group contributed 34.87% of Chuangbicheng’s revenue during the year ended December 31, 2019, the Group considered it still had significant influence over Chuangbicheng and used equity method to account for this investment. During the year ended December 31, 2020, the Group was granted redemption option in the investment in Chuangbicheng. The investment in Chuangbicheng no longer qualifies for accounting under the equity method and was then reclassified into equity investments measured under measurement alternative.
During the year ended December 31, 2020, the Group invested RMB 19,000 thousand in cash for 49.26% equity interest in a private equity fund, Nanjing Qiqian Alpha Equity Investment LLP. As the Group has significant influence over the private equity fund, the investment was accounted for using the equity method.
During the year ended December 31, 2021, the Group invested RMB 5,000 thousand in cash for 49% equity interest in a technology service company, Xiaoke, and RMB 4,900 thousand in cash for 47.62% equity interest in a private equity fund, Shanghai Dewu Chuxing Investment Management Partnership (Limited Partnership). As the Group has significant influence over these companies, the investments were accounted for using the equity method.

F-4
4

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

Investment accounted for at fair value
The Group paid RMB2,665 thousand in
cash to invest in private equity fund
CCBT LANIAKEA CAPITAL FUND I L.P. in March 2021 and RMB1,976 thousand in cash
in stock of Nayuki in June 2021. The Group elected the fair value option in accordance with ASC 825 to account for the investments and recognized the fair value change in its consolidated statements of comprehensive income/(loss). In May 2021, the Group sold the investment in CCBT LANIAKEA CAPITAL FUND I L.P. and recognized investment gain of RMB265 thousand. For the year ended December
 31,
2021, the Group recognized a fair value loss of RMB1,339 thousand for the investment in the stock of Nayuki.

No such investments during the years ended December 31, 2019 and 2020.
Equity investme
n
ts measured under measurement alternative and NAV practical expedient
Equity investments without readily determinable fair values include investments in a private equity fund accounted for under NAV practical expedient, and investments in private companies accounted for under measurement alternative.
Investment in private equity funds over which the Group does not have the ability to exercise significant influence are accounted for under the NAV practical expedient. In March 2021, the Group paid RMB6,373 thousand in cash
to invest in private investment fund of Right Time SPC. The Group does not have the ability to exercise significant influence and elect to account for the investment under the NAV practical expedient. During the year ended December 31, 2021, the Group recognized fair value loss of RMB2,885 thousand.

No such investments during the years ended December 31, 2019 and 2020.

As of December 31, 2020 and 2021, the Group held investment in certain equity investments measured under measurement alternative. Impairment during the years ended December 31, 2019, 2020 and 2021 were nil, nil and RMB 1,610 thousand.
11. Short-term borrowing

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB
Bank borrowings (1)	30,000	170,000
Current portion of long-term borrowings (note 15)	1,540	46,710

	31,540	216,710

(1)
The Group obtained short-term borrowings to support its operation. The borrowings bear interest 4.50%
for the year ended
December 31, 2020 and interest ranging from 4.30% to 5.00%
for the year ended
December 31, 2021.

1
2
. Other payables and accrued expenses
Other payable and accrued expenses consist of the following:

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB
Other tax payables	12,797	32,006
Other payable to suppliers	4,208	17,365
Accrued marketing expense -loyalty points	3,175	7,414
Professional fees	5,623	7,068
Advances from the insured	3,047	3,211
Interest payable	206	655
Deposits	312	625
Government housing benefit	800	—
Others	985	2,911

	31,153	71,255

F-4
5

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

1
3
. Employee benefits
Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance unemployment insurance, maternity insurance, on-the-job
injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB 30,248 thousand, RMB 18,924 thousand and RMB 64,238 thousand for the years ended December 31, 2019, 2020 and 2021, respectively.
1
4
. Income taxes
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
On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises” (“HNTE”). The HNTE will be entitled to a favorable statutory tax rate of 15%. An enterprise’s qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. On November 2, 2018, the local governments announced that Huize Technology was qualified as HNTE and was subject to a preferential statutory tax rate of 15% since then. On October 9, 2021, the Chengdu Huize was also qualified as HNTE and was subject to a preferential statutory tax rate of 15% since then. Accordingly, Huize Technology and Chengdu Huize are taxed at a rate of 15%, subject to reassessment.

F-4
6

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

1
4
. Income taxes (Continued)
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
The Group does not intend to have any of its PRC subsidiaries or VIEs distribute any undistributed profits of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries and VIEs for their PRC operations. As of December 31, 2021, the VIEs are in accumulative loss situation, no withholding tax needs to be accrued and no unrecognized tax liabilities exist.
Composition of income tax expense
The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income/(loss) during the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current income tax expense	37	2,234	—
Deferred income tax expense/(benefit)	20	(466)	—

Income tax expense	57	1,768	—

F-4
7

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

1
4
. Income taxes (Continued)
Tax Reconciliation
Reconciliation between the income tax expense computed by applying the EIT tax rate to income before income taxes and actual provision were as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Profit/(Loss) before income tax	15,025	(16,524)	(107,717)
Tax expense/(benefit) at EIT tax rate of 25%	3,756	(4,131)	(26,929)
Effect of different tax rates applicable to different subsidiaries of the Group	(3,394)	490	(3,195)
Changes in valuation allowance	(24,412)	1,290	37,948
Investment income not subject to tax	(171)	(34)	(769)
Expenses not deductible for tax purposes	29,067	11,561	2,872
Research and development tax credit	(4,789)	(7,408)	(12,627)
Effect on deferred tax assets due to change in tax rates	—	—	2,700

Income tax expense	57	1,768	—

Deferred tax assets and deferred tax liabilities
The following tables sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	December 31, 2020	December 31, 2021
	RMB	RMB
Deferred tax assets
Advertising expenses	—	1,105
Net accumulated losses carry forward	31,218	67,714
Depreciation and amortization	160	271
Allowance for doubtful accounts	575	940
Accrued expenses	3,153	4,171
Less: valuation allowance	(34,501)	(73,596)

Net deferred tax assets	605	605

Deferred tax liabilities
Intangible assets	—	4,287
Gain on equity method investee	605	605

Net deferred tax liabilities	605	4,892

F-4
8

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

1
4
. Income taxes (continued)
Movement of valuation allowance

	For the years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	57,623	33,211	34,501
Additions	2,173	7,318	37,961
Acquisition of subsidiaries	—	—	1,147
Reversals	(26,585)	(6,028)	(13)

Balance at end of the year	33,211	34,501	73,596

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not
that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not
realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment, and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory rate of 25%, 15% or 16.5%, depending on which entity, was applied when calculating deferred tax assets.
As of December 31, 2019, 2020 and 2021, the Group had tax on net operating loss carryforwards of approximately RMB 30,177 thousand, RMB 31,218 thousand and RMB 67,714 thousand, respectively, which arose from the subsidiaries, VIE and the VIE’s subsidiary established in PRC. As of December 31, 2019, 2020 and 2021, of the tax on net operating loss carryforwards, RMB 30,113 thousand, RMB 30,613 thousand and RMB 67,109 thousand was provided for valuation allowance respectively, while the remaining RMB 64 thousand, RMB 605 thousand and RMB 605 thousand is expected to be utilized prior to expiration considering future taxable income for respective entities. In 2019, 2020 and 2021, the net operating loss carry forward of Shenzhen Huize, Huize Technology and Chengdu Huize was provided for the addition of valuation allowance, because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimates of its future taxable income.
According to the Circular of relevant governmental regulatory authorities of Taxation on Extending the Loss Carry-over Period of High-tech Enterprises and High-tech SMEs (Cai Shui [2018] No. 76), from January 1, 2018, the enterprises that have the qualifications of high-tech enterprises or high-tech SMEs will be able to make up for the losses that have not been utilized in the previous five years before the qualification year. The longest carry-over period is extended from 5 years to 10 years. As of December 31, 2021, the net operating loss carryforwards will expire during the period from 2023 to 2030, if unused.
Uncertain tax positions
The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2019, 2020 and 2021. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2021.

F-4
9

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

1
5
. Long-term borrowing
The following table summarizes the details of the Group’s long-term borrowings:

	Maturity	Principal	Interest Rate	As of
Type	Date	Amount	Per Annum	December 31, 2020	December 31, 2021
				RMB	RMB
Bank loan	May 20, 2022	20,000	4.60%	20,000	20,000
Bank loan	May 19, 2023	20,000	4.75%	20,000	20,000
Bank loan	July 19, 2022	29,400	3.85%	15,400	26,710

Total				55,400	66,710

Less: Current portion of long-term borrowings				(1,540)	(46,710)

				53,860	20,000

As of December 31, 2020 and 2021, the loans with maturity date of May 20, 2022 and May 19, 2023 were pledged by the deposits of HK Smart Choice and the loan with maturity date of July 19, 2022 was pledged by the deposits of HK Smart Choice and the credit of Huize Insurance Brokerage. Interest is payable on a monthly basis.
1
6
. Common shares
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
All of the 150,591,207 common shares held by Huidz Holding Limited, an entity controlled by Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, was re-designated
as Class B common shares. Upon the completion of
IPO
, Mr. Cunjun Ma beneficially owned an aggregate of 150,591,207 Class B common shares, which represented 76.4% of the Company’s total voting power. All the issued and outstanding redeemable preferred shares and the rest of common shares converted into Class A common shares on a one-for-one
basis.
The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.
In April 2020, board of directors authorized a share repurchase program under which the Company may repurchase up to US$10 million of its outstanding ADSs over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and the Company’s insider trading policy. As of December 31, 2021, the Company has repurchased
171,843 ADSs in total (equivalent to 3,436,860 shares) and the cost of treasury stock was RMB 9,545 thousand.

F-
50

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

1
7
. Redeemable preferred shares and convertible bond
In September 2014, the Group issued 204,022,000 Series A Redeemable Preferred Shares (“Series A Redeemable Preferred Shares”) for an aggregate consideration
of RMB 39,404,003. Also, the Group
upgraded
87,935,500 shares
to
Series A Redeemable preferred shares when these shares were transferred from Series
Pre-A
shareholders to Series A shareholders.
In March 2016, the Group issued 185,512,580 Series B Redeemable Preferred Shares (“Series B Redeemable Preferred Shares”) for an aggregate consideration
of RMB 200,000 thousand.
In July 2016, the Group issued 43,937,180 Series B+ Redeemable preferred shares (“Series B+ Redeemable Preferred Shares”) for an aggregate consideration
of RMB 62,500 thousand.
In July 2018, the Company issued convertible bond (“CB”) at an interest of 15% per year to certain third party investors for an aggregate principal amount of RMB 33,000 thousand. According to the contract, the CB holders have the right at its sole discretion, to convert the bond into Redeemable Preferred Shares within 20 working days after 90 days from the issuance date (this 90 days is referred to as “CB interest period”) at a conversion price of RMB1.48 per share. The 20 working-day
is a conversion period. If the CB holders decide not to convert, the Company shall repay the principal and interest of the CB that has not been converted into shares within 90 days (“repayment period”). If the Company cannot repay the principal and interest in the repayment period, the 2018 CB holders have the right to convert the CB into Redeemable Preferred Shares of the Company at the price of RMB 0.74 per share during 30 working days after the repayment period. During the year ended December 31, 2018, 16,574,460 Redeemable Preferred Shares (“Series B++ Redeemable Preferred Shares) were converted from the convertible bond with the principal amount of RMB 24,520 thousand and interest amount of RMB 907 thousand.

F-5
1

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
1
7
. Redeemable preferred shares and convertible bond (continued)

The Group’s redeemable preferred shares activities for the years ended December 31, 2019, 2020 and 2021 are summarized below:

	Series A Shares		Series B Shares		Series B+ Shares		Series B++ Shares
	Number of Shares	Amount (RMB)	Number of Shares	Amount (RMB)	Number of Shares	Amount (RMB)	Number of Shares	Amount (RMB)
Balances as of January 1, 2019	204,022,000	78,390	185,512,580	241,918	43,937,180	75,606	16,574,460	25,859
Redeemable Preferred Shares redemption value accretion	—	5,682	—	19,354	—	6,048	—	1,770

Balances as of December 31, 2019	204,022,000	84,072	185,512,580	261,272	43,937,180	81,654	16,574,460	27,629
Balances as of January 1, 2020	204,022,000	84,072	185,512,580	261,272	43,937,180	81,654	16,574,460	27,629
Redeemable Preferred Shares redemption value accretion	—	788	—	2,634	—	701	—	151
Conversion and re-designation of preferred shares into Class A common shares	(204,022,000)	(84,860)	(185,512,580)	(263,906)	(43,937,180)	(82,355)	(16,574,460)	(27,780)

Balances as of December 31, 2020	—	—	—	—	—	—	—	—

Balances as of December 31, 2021	—	—	—	—	—	—	—	—

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

F-5
2

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
1
7
. Redeemable preferred shares and convertible bond (continued)

Redemption
Redemption Condition for Redeemable Preferred Shares:
The Redeemable Preferred Shares are redeemable in the event of the Company fails to complete a qualified IPO before December 31, 2020.
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
As explained in note 16, all the redeemable preferred shares conversed into Class A common shares on a one-for-one
basis upon the completion of IPO.

F-5
3

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
1
8
. Share-based compensation

Share-based compensation was recognized in operating expenses for the years ended December 31, 2019, 2020 and 2021 as follows:

	For the year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenue	43	410	(387)
Selling expenses	6,514	10,642	(475)
General and administrative expenses	87,980	40,820	(665)
Research and development expenses	421	381	(297)

	94,958	52,253	(1,824)

Share Options before 2019
During the year ended December 31, 201
8
, the Group granted a total of 316,360 share options which have a vesting condition of one year.
The following table sets forth the activities under the Company’s share options for the years ended December 31, 2019:

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
Global Share Incentive Plan
In June 2019, the Company adopted a Global Share Incentive Plan (the “Global Plan”), which includes Option Plan, Restricted Shares Plan and Shares Award.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
1
8
. Share-based compensation (continued)

Option Plan
Under the Option Award Agreement, options which granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the Option Grant includes a condition where employees can only exercise vested options upon the occurrence of that the Company’s common shares become listed securities, which substantially creates a performance condition (“IPO Condition”). Meanwhile, the Company offers their employees broker-assisted cashless exercise programs to help the employees exercise their stock options without having to use their personal funds to pay for the exercise price. The options are classified as liability-classified award. As of December 31, 2019, the
Company granted 19,463,440 share options to certain of its employees.
The
Company finished its initial public offering
 in February 2020
, the share-based compensation cost
was
recognized accordingly.
During the year ended 2021, the Company granted 21,631,945 share options to employees pursuant to the Global Plan.
The following table summarized the Company’s activities under the Option Plan for the years ended December 31, 2019, 2020 and 2021:

	Number of options	Weighted Average exercise price (US$)
Outstanding at January 1, 2019	—	—
Granted	19,463,440	0.1607
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2019	19,463,440	0.1607

Vested and exercisable at December 31, 2019	—	—

Outstanding at January 1, 2020	19,463,440	0.1607
Granted	—	—
Exercised	(707,396)	0.1607
Forfeited	(2,601,993)	0.1607
Outstanding at December 31, 2020	16,154,051	0.1607

Vested and exercisable at December 31, 2020	5,004,126	0.1607

Outstanding at January 1, 2021	16,154,051	0.1607
Granted	21,631,945	0.1609
Exercised	(201,040)	0.1607
Forfeited	(740,231)	0.1607
Outstanding at December 31, 2021	36,844,725	0.1608

Vested and exercisable at December 31, 2021	11,884,664	0.1709

F-5
5

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
1
8
. Share-based compensation (continued)

The following table summarizes information regarding the share options outstanding as of December 31, 2021:

	As of December 31, 2021
	Options number	Weighted average exercise price per option	Weighted average remaining contractual life (years)	Aggregate intrinsic value
		US$		US$
				in thousand
Outstanding	36,844,725	0.1608	8.71	—
Exercisable	11,884,664	0.1709	7.97	—
Expected to vest	24,960,061	0.1560	9.07	—
The weighted average fair value of the options was US$ 0.2030 and US$ 0.0127 per option as of December 31, 2020 and 2021, respectively.
The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the fair value of the underlying stock at December 31, 2021.
The fair value of the option plan was estimated on the date of each balance sheet date using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	Weighted average
	2020	2021
Exercise price (US$)	0.1607	0.1608
Expected forfeiture rate (post-vesting)	8.30%	10.85%
Expected volatility	39.58%	40.57%
Excepted term (in years)	8.50	8.71
Expected dividend yield	0%	0%
Risk-free interest rate	0.7782%	1.4658%
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

F-5
6

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
1
8
. Share-based compensation (continued)

Employees Restricted Shares Plan
Under the Employees Restricted Shares Award Agreement, restricted shares which granted to employees vest upon satisfaction of a service condition and a performance condition, which is generally satisfied over four years. The restriction will be removed along with the satisfaction of the service condition. As of December 31, 2020, the Company granted 23,809,190 restricted common shares to certain senior management through Bodyguard Holding Limited (“Bodyguard”) as a holding platform. In March 2021, the Company granted additional 320,000 restricted shares to the senior management pursuant to the Global Plan.
The following table summarized the Company’s restricted shares activities under the Employees Restricted Shares Plan for the years ended December 31, 2019, 2020 and 2021:

	Options to Employees	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2019	—	—
Granted	23,809,190	4.20
Vested	—	—
Forfeited	—	—

Non-vested at December 31, 2019	23,809,190	—

Non-vested at January 1, 2020	23,809,190	—
Granted	—	—
Vested	(7,000,739)	—
Forfeited	(3,475,844)	—

Non-vested at December 31, 2020	13,332,607	—

Non-vested at January 1, 2021	13,332,607	—
Granted	320,000	2.49
Vested	(4,925,510)	—
Forfeited	(613,553)	—

Non-vested at December 31, 2021	8,113,544	—

Restricted shares granted to employees are measured based on their grant-date fair values and recognized as compensation cost on a graded-vesting method over the requisite 2.25 to 4 years’ service period. The weighted average grant date fair value of restricted shares granted for the years ended December 31 2019, 2020 and 2021 were RMB 4.20 per share, nil and RMB 2.49 per share, respectively. As at December 31, 2019, 2020 and 2021, there were a total of RMB 27,102 thousand, RMB35,880 thousand and RMB 11,355 thousand share-based compensation expenses recognized, respectively. As of December 31, 2021, there was RMB 11,883 thousand unrecognized share-based compensation.
Shares Award
Under the Shares Award Agreement, 14,229,183 common shares were awarded to Mr. Cunjun Ma directly through an entity wholly owned by Mr. Cunjun Ma with no consideration on June 30, 2019. The fair value of the shares awarded was RMB 4.20 per share, and a total of RMB 59,778 thousand share-based compensation expense was recognized on June 30, 2019. No shares were awarded during the year ended December 31, 2020 and 2021.

F-5
7

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
19
. Operating revenue

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Brokerage income
-Life and Health insurance business	902,596	1,166,118	2,170,767
-Property and Casualty insurance business	79,528	49,316	61,486

Brokerage income subtotal	982,124	1,215,434	2,232,253

Other income	11,195	4,788	12,763

Total operating revenue	993,319	1,220,222	2,245,016

2
0
. Selling expense

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Salaries and employment benefits	97,000	129,327	222,428
Advertising and marketing expenses	47,927	71,472	97,945
Rental and utilities expenses	5,323	6,961	13,781
Office expenses	3,658	5,877	5,623
Travelling expenses	1,927	1,689	3,734
Business development	471	384	761
Depreciation and amortizations	289	444	680
Share-based compensation expenses	6,514	10,642	(475)
Others	1,556	3,642	6,096

Total	164,665	230,438	350,573

2
1
. General and administrative expenses

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Salaries and employment benefits	35,547	51,457	87,321
Rental and utilities expenses	1,468	2,332	33,486
Professional service expenses	13,343	20,075	31,868
Office expenses	3,058	3,811	8,532
Bank charges	7,380	7,849	7,955
Directors and Officers Liability Insurance premium	—	6,127	7,798
VAT Surcharge	3,423	3,845	6,954
Depreciation and amortizations	1,538	1,875	2,195
Travelling expenses	2,682	1,648	1,675
Bad debt expense	626	1,218	1,445
Share-based compensation expenses	87,980	40,820	(665)
Other	4,771	9,150	9,055

Total	161,816	150,207	197,619

F-5
8

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2
2
. Investment income/(loss)
Investment income for the year ended December 31, 2020 was dividends received from equity investment. Investment loss for the year ended December 31, 2021 consists of (i) a loss from fair value change of RMB1,339 thousand and a realized gain of RMB265 thousand related to the investments accounted for at fair value; (ii) impairment loss related to equity investments measured under measurement alternative of
RMB1,610 thousand; (iii) dividends received from equity investments of RMB241 thousand; and (iv) a loss from fair value change of RMB2,885 thousand related to
e
quity investments measured under NAV practical expedient.
23. Net loss per share
Basic net loss per share and diluted net loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2019, 2020 and 2021 as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net profit/(loss)	14,968	(18,292)	(107,717)
Less: Net profit/(loss) attributable to non-controlling interests	66	—	(51)
Net profit/(loss) attributable to common shares and redeemable preferred shares	14,902	(18,292)	(107,666)
Redeemable Preferred Shares redemption value accretion	(32,854)	(4,274)	—
Allocation to redeemable preferred shareholders	(7,431)	1,074	—
Net loss attributable to common shareholders-Basic and diluted	(25,383)	(21,492)	(107,666)

Denominator:
Denominator for basic loss per share weighted-average common shares outstanding	452,445,068	963,817,614	1,021,861,206
Dilutive effect of restricted shares	—	—	—
Dilutive effect of share options	—	—	—
Denominator for diluted loss per share weighted-average common shares outstanding	452,445,068	963,817,614	1,021,861,206
Basic and diluted loss per share	(0.06)	(0.02)	(0.11)
The potentially dilutive securities that were not included in the calculation of above dilutive net loss per share in the years presented where their inclusion would be anti-diluted include restricted shares of 1,789,534 and 4,054,623 for the years ended December 31, 2020 and 2021, respectively, and share options of 4,114,655 shares and nil shares for the year ended December 31, 2020 and 2021, on a weighted average basis.

F-5
9

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2
4
. Lease
The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB
Operating lease right-of-use assets	267,352	247,819
Operating lease liabilities	264,869	264,069
Lease expenses for these leases are recognized on a straight-line basis over the lease term. For short-term leases over which the Group has elected not to apply the recognition requirements of ASC 842, the Group has recognized the lease payments as expenses on a straight-line basis over the lease term. For the year ended December 31, 2019, total rental expenses under all operating leases were RMB 6,941 thousand. For the years ended December 31, 2020 and 2021, total lease cost comprised of the following:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB
Operating lease cost	8,293	46,102
Short term lease cost	622	385

Total lease cost	8,915	46,487

The following table presents the maturity of the Group’s operating lease liabilities as of December 31, 2021:

As of December 31, 2021
RMB
2022	28,261
2023	26,639
2024	34,196
2025	35,268
2026	37,400
Thereafter	173,102

Total operating lease payments (undiscounted)	334,866
Less: Imputed interest	(70,797)

Total operating lease liabilities (discounted)	264,069

As of December 31, 2021, the Group has no significant lease contract that has been entered into but not yet commenced.
Supplemental cash flow information related to the operating leases was as follow (in thousands):

	For the Year Ended December 31,
	2020	2021
	RMB	RMB
Cash paid for amounts included in operating lease liabilities	11,383	27,360

F-
60

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2
5
. Commitments and contingencies
The Group had
investment commitments
of RMB 31,000 thousand as of December 31, 2020 and RMB 55,546 thousand as of December 31, 2021.
2
6
. Parent company only condensed financial information
The condensed financial information of the Company has been prepared in accordance with SEC Regulation
S-X
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
The Company did not have significant capital and other commitments or guarantees as of December 31, 2021. The subsidiaries did not pay any dividend to the Company for the years presented.
The Condensed Financial Information of the Parent Company for the year ended December 31, 2020 has been revised to correct an immaterial error related to presentation of cash flows of amount due from subsidiary. Such cash flow was previously presented in error as cash flows from operating activities of the Parent Company and has been revised to cash flows from investing activities of the Parent Company. The impact of the above presentation error was not material to the previously issued financial statements taken as a whole.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

26. Parent company only condensed financial information (continued)

Balance sheet

	As of December 31,
	2020	2021
	RMB	RMB	USD$ Note 2(f)
Assets
Cash and cash equivalent	187,217	16,291	2,556
Contract assets	216	—	—
Amount due from related parties	189	106	17
Prepaid expense and other receivables	131,895	291,666	45,770
Long-term investments	179,059	76,030	11,931

Total assets	498,576	384,093	60,274

Liabilities and Shareholders’ equity
Other payables and accrued expenses	14,836	17,892	2,808
Contract liabilities	—	4,555	715
Payroll and welfare payable	15,057	1,582	248

Total liabilities	29,893	24,029	3,771

F-6
2

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

26. Parent company only condensed financial information (continued)
Balance sheet(continued)

	As of December 31,
	2020	2021
	RMB	RMB	USD$ Note 2(f)
Shareholders’ equity
Class A common shares (US$0.00001 par value; 7,000,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 894,456,046 shares issued as of December 31, 2020 and 2021, respectively; 888,506,366 shares and 886,166,726 shares outstanding as of December 31, 2020 and 2021, respectively)	62	62	10
Class B common shares (US$0.00001 par value; 800,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 150,591,207 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	10	10	2
Treasury stock (896,180 shares and 3,436,860 shares as of December 31, 2020 and December 31, 2021, respectively)	(2,063)	(9,545)	(1,498)
Additional paid-in capital	884,920	896,772	140,723
Accumulated other comprehensive loss	(21,972)	(27,295)	(4,283)
Accumulated deficit	(392,274)	(499,940)	(78,451)

Total shareholders’ equity	468,683	360,064	56,503

Total liabilities and shareholders’ equity	498,576	384,093	60,274

F-6
3

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

26. Parent company only condensed financial information (continued)

Statement of Comprehensive Income/(Loss)

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	USD$ Note 2(f)
Operating revenue
Other income	—	228	1,269	199

Total operating revenue	—	228	1,269	199

Operating cost and expenses
General and administrative expenses	(521)	(4,611)	(5,994)	(942)

Operating loss	(521)	(4,383)	(4,725)	(743)

Other expense
Interest income	—	11	4	1
Unrealized exchange (loss)/income	(97)	421	—	—

Loss before income tax, and share of loss of subsidiaries and VIEs	(618)	(3,951)	(4,721)	(742)

Share of income/(loss) of subsidiaries and VIEs	15,520	(14,341)	(102,945)	(16,154)

Net profit/(loss)	14,902	(18,292)	(107,666)	(16,896)

Redeemable preferred shares redemption value accretion	(32,854)	(4,274)	—	—
Allocation to redeemable preferred shares	(7,431)	1,074	—	—

Net loss attributable to common shareholders	(25,383)	(21,492)	(107,666)	(16,896)

Net profit/(loss)	14,902	(18,292)	(107,666)	(16,896)
Foreign currency translation adjustment, net of tax	119	(22,386)	(5,323)	(835)

Total comprehensive income/(loss)	15,021	(40,678)	(112,989)	(17,731)

F-6
4

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2
6
. Parent company only condensed financial information (continued)
Statement of cash flows

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	USD$
Cash flows from operating activities:

Net profit/(loss)	14,902	(18,292)	(107,666)	(16,896)
Adjustments to reconcile net profit/(loss) to net cash used in operating activities:
Unrealized exchange income/(loss)	97	(421)	—	—
Share of (income)/loss of subsidiaries and VIEs	(15,520)	14,341	102,945	16,154
Interest income	—	(11)	—	—

	(521)	(4,383)	(4,721)	(742)

Changes in operating assets and liabilities:
Increase/(decrease) in other payables and accrued expenses	1,343	(1,340)	(4,730)	(742)
Increase/(decrease) in contract liabilities	—	—	4,555	715
(Increase)/decrease in prepaid expense and other receivables	(59)	—	21	3
(Increase)/decrease in other assets	(763)	—	—	—
(Increase)/decrease in account receivables and contract assets	—	(216)	216	34
(Increase)/decrease in amount due from related parties	—	(189)	83	13

Net cash used in operating activities	—	(6,128)	(4,576)	(719)

Cash flows from investing activities:
Investments in subsidiaries and consolidated VIEs	—	(245)	(247)	(39)
Payments of inter-company balances	—	(139,123)	(161,216)	(25,298)

Net cash used in investing activities	—	(139,368)	(161,463)	(25,337)

Cash flows from financing activities:
Proceeds from issuance of common shares and redeemable preferred shares	62	—	—	—
Proceeds from initial public offering, net of issuance costs	—	340,479	—	—
Proceeds from exercise of options	—	503	497	78
Repurchase of Class A common shares	—	(2,063)	(3,003)	(471)

Net cash provided by /(used in) financing activities	62	338,919	(2,506)	(393)

Effect of exchange rate changes on cash and cash equivalents	—	(6,268)	(2,381)	(374)

Net increase/(decrease) in cash and cash equivalents and restricted cash	62	187,155	(170,926)	(26,823)
Total cash and cash equivalents and restricted cash at beginning of year	—	62	187,217	29,378

Total cash and cash equivalents and restricted cash at end of year	62	187,217	16,291	2,555

F-6
5

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

27. Restricted net asset
Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax
income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB nil as of December 31, 2019, 2020 and 2021 as the Company is in accumulative loss situation. There are no differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. In addition, restricted cash and insurance premium receivables of the VIE and its subsidiaries can only be used to settle relevant obligations of the VIE and its subsidiaries. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.
 Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.
For the year ended December 31, 2021, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation
S-X
Rule
4-08
(e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2021 and the condensed financial information of the Company are not required to be presented.
2
8
. Subsequent events
The Company evaluated its subsequent events through April 2
7
, 2022, the date on which these financial statements were issued. Except for the below transaction, there is no material events or transactions needing recognition or disclosure found.
In December 2021, the Group entered into an agreement to acquire 100% equity interest in Shanghai Senhao Insurance Agency Co., Ltd., an insurance agency company. The acquisition has been finished in March 2022. The Group has assessed and concluded that the acquisition is a non-recognized subsequent event given the acquisition is completed in 2022.

F-6
6