Form 20-F
period 2022-12-31
Huize Holding Ltd
filed 2023-04-19
CIK 1778982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.
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
Email:

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
As of December 31, 2022, there were (i) 872,744,986 Class A common shares issued and outstanding, par value US$0.00001 per share, and (ii) 150,591,207 Class B common shares issued and outstanding, par value US$0.00001 per share.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accountant firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

•	“our WFOE” are to Zhixuan International Management Consulting (Shenzhen) Co., Ltd.;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•	“VIE” are to Shenzhen Huiye Tianze Investment Holding Co., Ltd.; and

•

“Huize,” “we,” “us,” “our company” and “our” are to Huize Holding Limited, our Cayman Islands holding company and where the context may require, include its subsidiaries, and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity in China.

When disclosing our operating matrix, we only took into consideration our business operation in mainland China. An insurance product with a term that is longer than one year is categorized as a long-term insurance product. An independent platform refers to a platform that is not affiliated with insurance companies or other insurance industry participants.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries, the VIE and its material subsidiaries as of the date of this annual report:

Note:

(1)

Shareholders of Shenzhen Huiye Tianze Investment Holding Co., Ltd., or Huiye Tianze, are: (1) Shenzhen Huidecheng Investment Development Limited Partnership and Shenzhen Huideli Consulting Management Limited Partnership, both as our PRC ESOP holding entities, holding an aggregate of 49.43% shares in Huiye Tianze; (2) PRC holding entities of the shareholders of our Cayman Islands holding company, holding an aggregate of 50.57% shares in Huiye Tianze.

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the VIE, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on or remain listed on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiary, the VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiary, the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIE and its subsidiaries in the PRC in all material respects, including, among others, the value-added telecommunications business operating license, the license to operate insurance brokerage business, the license to operate insurance agency business, the record-filing certificate on insurance adjustment assessment business and the record-filing certificate on the graded protection of information system security. Any failure to obtain or delay in obtaining such permissions or approvals, or a rescission of any such approval if obtained by us, would subject us to sanctions by the applicable PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business” and “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Meanwhile, the PRC government has recently sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022, and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, which became effective on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer provides certain circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where a data processor transfers important data overseas; (ii) where a critical information infrastructure operator, or a data processor processing the personal information of more than one million individuals, who, in either case, transfers personal information overseas; (iii) where a data processor who has, since January 1 of the previous year cumulatively transferred overseas the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Overseas Listing Filing Rules”), which were formally implemented on March 31, 2023. According to the Overseas Listing Filing Rules, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” As of the date of this annual report, we have not been required to file with the CSRC, nor have we been subject to any cybersecurity review initiated by the CAC. If (i) we fail to obtain the relevant approval or complete other filing procedures, (ii) we inadvertently conclude that such approval or filing procedures are not required, while they actually are required, or (iii) we are required to obtain the relevant approval or complete other filing procedures as a result of changes of applicable laws, regulations or interpretations thereof but fail to do so, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Our business generates and processes a large amount of data, and is subject to complex and evolving Chinese and international laws and regulations regarding privacy, data protection and cybersecurity. Any failure to protect the confidential information of third parties or improper use or disclosure of such data may subject us to liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation, and deter our clients from using our online platform..”

Cash Flows through Our Organization

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE is subject to internal approval. The cash of our group is under the unified management of our finance department, and is dispatched and applied to each operating entity based on the budget and operating conditions of the specific operating entity. Each cash requirement, after raised by an operating entity, is required to go through a three-level review process of our finance department. The funding team of the finance department will allocate the cash to the operating entity after the application for cash requirement is approved by the responsible person in the finance department. To date, we have not had difficulty in transferring cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE. The cash inflows of the Cayman Islands holding company were primarily generated from our initial public offering in February 2020. In 2020, 2021 and 2022, the Cayman Islands holding company transferred cash in the total amount of RMB156.0 million (US$22.6 million) to our PRC subsidiary and the subsidiaries of the VIE through our offshore intermediate holding entities in two methods: (i) Hong Kong Smart Choice Ventures Limited, our Hong Kong subsidiary, made capital contribution to Zhixuan International Management Consulting (Shenzhen) Co., Ltd., our WFOE, in the amount of RMB0.5 million in 2020, RMB129.5 million in 2021 and nil in 2022; our WFOE and its subsidiary then provided inter-company loan of RMB128.0 million in 2021 and RMB6.0 million (US$0.9 million) in 2022 to the VIE; (ii) through cross-border guarantee, where our Hong Kong subsidiary provided guarantee to certain China-based commercial banks or their offshore branches by pledging offshore cash deposits, and the onshore branches of these banks granted loans to the subsidiaries of the VIE, namely, Huize Insurance Brokerage Co., Ltd. and Shenzhen Huize Shidai Co., Ltd, in the amount of RMB85.4 million in 2020, RMB14.0 million in 2021 and nil in 2022. The subsidiaries of the VIE repaid the loan in a total amount of RMB32.7 million in 2021 and RMB46.7 million (US$6.8 million) in 2022. For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, no subsidiaries paid dividends or made other distributions to the Cayman Islands holding company, and no dividends or distributions were paid or made to U.S. investors. We intend to settle service fees under our contractual arrangements with the VIE when there is a business need and as our WFOE sees fit. For details of the financial position, cash flows and results of operations of the VIE and its subsidiaries, see “Item 3. Key Information—Financial Information Related to the Consolidated Variable Interest Entity.”

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of the mainland of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future:

Taxation Scenario(1) Statutory Tax and Standard Rate
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25%)
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5%)
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal Chinese taxable income.
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

Financial Information Related to the Consolidated Variable Interest Entity

The following tables present the condensed consolidating schedule of financial position for the consolidated variable interest entity and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2020							For the Year Ended December 31, 2021								For the Year Ended December 31, 2022
	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000	Consolidated RMB’000
Operating revenue
Brokerage commission income	—	—	—	1,215,434	—		1,215,434	—	865	—	2,231,388	—		2,232,253	—	1,562	—	1,107,090	—	1,108,652
Other income	228	—	—	4,560	—		4,788	1,269	—		11,494	—		12,763	1,553	—	—	49,223	(1,520)	49,256

Total operating revenue	228	—	—	1,219,994	—		1,220,222	1,269	865	—	2,242,882	—		2,245,016	1,553	1,562	—	1,156,313	(1,520)	1,157,908

Operating costs and expenses	—	—	—	—	—		—				—				—	—	—	—	—	—
Cost of revenue	—	—	—	(813,507)	—		(813,507)	—	(317)	—	(1,687,770)	—		(1,688,087)	—	(942)	—	(705,067)	—	(706,009)
Other cost	—	—	—	(2,846)	—		(2,846)	—	—	—	(2,670)	—		(2,670)	—	—	—	(28,282)	—	(28,282)

Total operating costs	—	—	—	(816,353)	—		(816,353)	—	(317)	—	(1,690,440)	—		(1,690,757)	—	(942)	—	(733,349)	—	(734,291)
Selling expenses	—	—	—	(230,438)	—		(230,438)	—	(4,268)	—	(346,305)	—		(350,573)	—	(1,250)	(1,520)	(230,414)	1,520	(231,664)
General and administrative expenses	(4,611)	(8,668)	(7)	(136,921)	—		(150,207)	(5,994)	(18,751)	(52)	(172,822)	—		(197,619)	(4,614)	(13,514)	(68)	(136,519)	—	(154,715)
Research and development expenses	—	—	—	(49,135)	—		(49,135)	—	—	—	(120,478)	—		(120,478)	—	—	—	(80,911)	—	(80,911)

Total operating costs and expenses	(4,611)	(8,668)	(7)	(1,232,847)	—		(1,246,133)	(5,994)	(23,336)	(52)	(2,330,045)	—		(2,359,427)	(4,614)	(15,706)	(1,588)	(1,181,193)	1,520	(1,201,581)

Operating (loss)/income	(4,383)	(8,668)	(7)	(12,853)	—		(25,911)	(4,725)	(22,471)	(52)	(87,163)	—		(114,411)	(3,061)	(14,144)	(1,588)	(24,880)	—	(43,673)

Other income/ (expenses)
Interest (expenses)/income	11	645	—	(1,813)	—		(1,157)	4	840	42	(4,092)	—		(3,206)	—	525	5	(5,592)	—	(5,062)
Unrealized exchange (loss)/income	421	(14)	5	(421)	—		(9)	—	(59)	—	—	—		(59)	—	(84)	5	—	—	(79)
Investment income	—	—	—	137	—		137	—	(3,959)	—	(1,369)	—		(5,328)	—	(2,784)	—	568	—	(2,216)
Others, net	—	24	—	10,153	—		10,177	—	—	—	12,627	—		12,627	—	257	1,292	17,941	—	19,490

Profit before income tax, and share of (loss)/income of equity method investee	(3,951)	(8,013)	(2)	(4,797)	—		(16,763)	(4,721)	(25,649)	(10)	(79,997)	—		(110,377)	(3,061)	(16,230)	(286)	(11,963)	—	(31,540)

Income tax expense	—	—	—	(1,768)	—		(1,768)	—	—	—	—	—		—	—	—	—	—	—	—
Share of income/(loss) of equity method investee	—	—	—	239	—		239	—	—	—	2,660	—		2,660	—	—	—	(2,200)	—	(2,200)
Share of income/(loss) of subsidiaries and VIE	(14,341)	(6,328)	(6,326)	—	26,995	(i)	—	(102,945)	(77,296)	(77,286)		257,527	(i)	—	(28,126)	(11,896)	(11,610)	—	51,632	—

	For the Year Ended December 31, 2020							For the Year Ended December 31, 2021								For the Year Ended December 31, 2022
	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000		Consolidated RMB’000
Net profit/(loss)	(18,292)	(14,341)	(6,328)	(6,326)	26,995		(18,292)	(107,666)	(102,945)	(77,296)	(77,337)	257,527		(107,717)	(31,187)	(28,126)	(11,896)	(14,163)	51,632		(33,740)

Net profit/(loss) attributable to non-controlling interests	—	—	—	—	—		—	—	—	—	(51)	—		(51)	—	—	—	(2,553)	—		(2,553)
Net profit/(loss) attributable to Huize Holding Limited	(18,292)	(14,341)	(6,328)	(6,326)	26,995		(18,292)	(107,666)	(102,945)	(77,296)	(77,286)	257,527		(107,666)	(31,187)	(28,126)	(11,896)	(11,610)	51,632		(31,187)

Redeemable preferred shares redemption value accretion	(4,274)	—	—	—	—		(4,274)	—	—	—	—	—		—	—	—	—	—	—		—
Allocation to redeemable preferred shares	1,074	—	—	—	—		1,074	—	—	—	—	—		—	—	—	—	—	—		—

Net (loss)/profit attributable to common shareholders	(21,492)	(14,341)	(6,328)	(6,326)	26,995		(21,492)	(107,666)	(102,945)	(77,296)	(77,286)	257,527		(107,666)	(31,187)	(28,126)	(11,896)	(11,610)	51,632		(31,187)

Net profit/(loss)	(18,292)	(14,341)	(6,328)	(6,326)	26,995		(18,292)	(107,666)	(102,945)	(77,296)	(77,337)	257,527		(107,717)	(31,187)	(28,126)	(11,896)	(14,163)	51,632		(33,740)
Foreign currency translation adjustment, net of tax	(22,386)	451	—	—	(451	)(ii)	(22,386)	(5,323)	1,742	—	—	(1,742	)(ii)	(5,323)	9,600	(14,324)	—	—	14,324	(ii)	9,600

Comprehensive income/(loss)	(40,678)	(13,890)	(6,328)	(6,326)	26,544		(40,678)	(112,989)	(101,203)	(77,296)	(77,337)	255,785		(113,040)	(21,587)	(42,450)	(11,896)	(14,163)	65,956		(24,140)

Comprehensive income/(loss) attributable to non-controlling interests	—	—	—	—	—		—	—	—	—	(51)	—		(51)	—	—	—	(2,553)	—		(2,553)
Comprehensive income/(loss) attributable to Huize Holding Limited	(40,678)	(13,890)	(6,328)	(6,326)	26,544		(40,678)	(112,989)	(101,203)	(77,296)	(77,286)	255,785		(112,989)	(21,587)	(42,450)	(11,896)	(11,610)	65,956		(21,587)

Note 1:

(i)	The elimination represents equity pick-up of net profits and losses in the subsidiaries of the parent company, WFOE and the VIE and its subsidiaries.
(ii)	The elimination represents equity pick-up of other comprehensive income in the subsidiaries of the parent company.

Selected Condensed Consolidated Balance Sheets Information

	As at December 31, 2021						As at December 31, 2022
	Parent company RMB’000	Subsidiaries of parent Company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 2) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent Company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 2) RMB’000		Consolidated RMB’000
Assets
Current assets
Cash and cash equivalent	16,291	34,783	7,073	323,011	—		381,158	5,613	65,124	650	205,781	—		277,168
Restricted cash	—	56,093	—	127,315	—		183,408	—	43,459	—	55,458	—		98,917
Contract Assets, net of allowance for doubtful accounts	—	—	—	—	—		—	—	—	—	49,888	—		49,888
Accounts receivable, net of allowance for impairment	—	207	—	777,055	—		777,262	—	429	—	250,238	—		250,667
Insurance premium receivables	—	—	—	1,217	—		1,217	—	—	—	1,792	—		1,792
Amount due from related parties	106	22	—	—	—		128	149	—	—	340	—		489
Prepaid expense and other receivables	291,666	2,812	128,000	106,865	(451,832	)(i)	77,511	316,172	641	129,005	96,987	(470,987	)(i)	71,818
Total current assets	308,063	93,917	135,073	1,335,463	(451,832)		1,420,684	321,934	109,653	129,655	660,484	(470,987)		750,739

Non-current assets
Restricted cash	—	19,738	—	24,680	—		44,418	—	—	—	—	—		—
Property, Plant and Equipment, net	—	661	—	47,800	—		48,461	—	385	—	38,133	—		38,518
Intangible assets, net	—	2,647	—	18,979	—		21,626	—	2,647	—	50,851	—		53,498
Deferred tax assets	—	—	—	605	—		605	—	—	—	—	—		—
Long-term investments	—	13,551	—	59,450	—		73,001	—	11,055	—	66,250	—		77,305
Investment in subsidiaries	76,030	239,113	—	—	(315,143	)(ii)	—	44,307	237,613	—	—	(281,920	)(ii)	—
Investment in VIE	—	—	109,172	—	(109,172	)(ii)	—	—	—	107,958	—	(107,958	)(ii)	—
Operating lease right-of-use assets	—	5,939	—	241,880	—		247,819	—	—	—	162,180	—		162,180
Goodwill	—	—	—	461	—		461	—	—	—	461	—		461
Contract Assets, net of allowance for doubtful accounts	—	—	—	—	—		—	—	—	—	6,634	—		6,634
Other Assets	—	—	—	379	—		379	—	—	—	279	—		279

Total non-current assets	76,030	281,649	109,172	394,234	(424,315)		436,770	44,307	251,700	107,958	324,788	(389,878)		338,875

Total assets	384,093	375,566	244,245	1,729,697	(876,147)		1,857,454	366,241	361,353	237,613	985,272	(860,865)		1,089,614

Liabilities, and Shareholders’ Equity
Short-term borrowings	—	—	—	216,710	—		216,710	—	—	—	150,000	—		150,000
Accounts payable	—	186	—	680,183	—		680,369	—	273	—	261,993	—		262,266
Insurance premium payables	—	—	—	124,019	—		124,019	—	—	—	27,567	—		27,567
Contract liabilities	4,555	—	—	2,681	—		7,236	3,332	—	—	702	—		4,034
Other payables and accrued expenses	17,892	292,602	5,132	207,461	(451,832	)(i)	71,255	17,892	316,210	—	195,136	(470,987	)(i)	58,251
Payroll and welfare payable	1,357	—	—	92,094	—		93,451	4,138	126	—	39,674	—		43,938
Income taxes payable	—	—	—	2,440	—		2,440	—	—	—	2,440	—		2,440
Operating lease liabilities	—	2,524	—	12,362	—		14,886	—	—	—	10,075	—		10,075
Amount due to related parties	—	—	—	11,875	—		11,875	—	—	—	495	—		495

Total current liabilities	23,804	295,312	5,132	1,349,825	(451,832)		1,222,241	25,362	316,609	—	688,082	(470,987)		559,066

Non-current liabilities							—

	As at December 31, 2021						As at December 31, 2022
	Parent company RMB’000	Subsidiaries of parent Company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 2) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent Company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 2) RMB’000		Consolidated RMB’000
Long-term borrowings	—	—	—	20,000	—		20,000	—	—	—	—	—		—
Deferred tax liabilities	—	437	—	4,455	—		4,892	—	437	—	12,054	—		12,491
Operating lease liabilities	—	3,787	—	245,396	—		249,183	—	—	—	176,032	—		176,032
Payroll and welfare payable	225	—	—	—	—		225	—	—	—	—	—		—

Total non-current liabilities	225	4,224	—	269,851	—		247,300	—	437	—	188,086	—		188,523

Total liabilities	24,029	299,536	5,132	1,619,676	(451,832)		1,496,541	25,362	317,046	—	876,168	(470,987)		747,589

Shareholders’ equity
Common shares	—	—	129,989	44,766	(174,755	)(ii)	—	—	—	129,989	44,766	(174,755	)(ii)	—
Class A common shares	62	—	—	—	—		62	62	—	—	—	—		62
Class B common shares	10	—	—	—	—		10	10	—	—	—	—		10
Treasury stock	(9,545)	—	—	—	—		(9,545)	(15,306)	—	—	—	—		(15,306)
Additional paid-in capital	896,772	511,805	504,922	460,157	(1,476,884	)(ii)	896,772	904,935	522,532	515,318	470,553	(1,508,403	)(ii)	904,935
Accumulated other comprehensive loss	(27,295)	2,196	—	—	(2,198	)(ii)	(27,295)	(17,695)	(12,128)	—	—	12,128	(ii)	(17,695)
Accumulated (deficit)/equity	(499,940)	(437,971)	(395,798)	(395,751)	1,229,520	(ii)	(499,940)	(531,127)	(466,097)	(407,694)	(407,361)	1,281,152	(ii)	(531,127)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	360,064	76,030	239,113	109,172	(424,315)		360,064	340,879	44,307	237,613	107,958	(389,878)		340,879
Non-controlling interests	—	—	—	849	—		849	—	—	—	1,146	—		1,146

Total shareholders’ equity	360,064	76,030	293,113	110,021	(424,315)		360,913	340,879	44,307	237,613	109,104	(389,878)		342,025
Total liabilities and shareholders’ equity	384,093	375,566	244,245	1,729,697	(876,147)		1,857,454	366,241	361,353	237,613	985,272	(860,865)		1,089,614

Note 2:     (i)    The elimination mainly represents inter-company loans that the parent company grant to the subsidiaries of the parent company.

                (ii)    The elimination represents offsetting entries for investment of the parent company against the equities of the subsidiaries of parent company and the VIE.

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2020						For the Year Ended December 31, 2021						For the Year Ended December 31, 2022
	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination (Note 3)	Consolidated	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination (Note 3)	Consolidated	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination (Note 3)	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Net cash provided by/(used in) operating activities	(6,128)	(24,429)	(2)	168,225	—	137,666	(4,576)	(18,487)	(10)	(152,844)	—	(175,917)	18,473	(34,064)	(382)	(69,094)	—	(85,067)

Cash flows from investing activities:
Purchase of long-term investment	—	—	—	(22,450)	—	(22,450)	—	(11,013)	—	(22,601)	—	(33,614)	—	—	—	(10,000)	—	(10,000)
Purchase of property, equipment and intangible assets	—	(34)	—	(8,162)	—	(8,196)	—	(702)	—	(37,359)	—	(38,061)	—	(50)	—	(16,773)	—	(16,823)

	For the Year Ended December 31, 2020							For the Year Ended December 31, 2021							For the Year Ended December 31, 2022
	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination (Note 3)		Consolidated	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination (Note 3)		Consolidated	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination (Note 3)		Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000
Proceeds from disposal of property, equipment and intangible assets	—	—	—	—	—		—	—	19	—	961	—		980	—	4	—	1044	—		1,048
Acquisition of subsidiary, net of cash paid	—	—	—	(569)	—		(569)	—	(2,487)	—	(11,805)	—		(14,292)	—	—	—	(25,964)	—		(25,964)
Disposal of subsidiary	—	—	—	—	—		—	—	—	—	—	—		—	—	—	—	—	—		—
Investment in subsidiaries from parent	(245)		—	—	245	(i)	—	(247)	—	—	—	247	(i)	—	—	—	—	—	—		—
Investment in WFOE from subsidiaries	—	(485)	—	—	485	(ii)	—	—	(129,504)	—	—	129,504	(ii)	—	—	—	—	—	—		—
Payments of inter-company balances	(139,123)	—	—	—	139,123	(iii)	—	(161,216)	—	(128,000)	(5,050)	294,266	(iii)	—	(23,376)	—	(6,041)	—	29,417	(iii)	—
Proceeds from disposal of investments	—	—	—	—	—		—	—	2,930	—	890	—		3,820	—	—	—	700	—		700
Cash received for disposal of subsidiary	—	—	—	—	—		—	—	—	—	—	—		—	—	—	—	3,640	—		3,640
Advances to a third party	—	—	—	—	—		—	—	—	—	—	—		—	—	—	—	(26,000)	—		(26,000)
Repayment from a third party	—	—	—	—	—		—	—	—	—	—	—		—	—	—	—	16,000	—		16,000
Interests received	—	—	—	—	—		—	—	—	—	—	—		—	—	—	—	876	—		876
Others	—	—	—	137	—		137	—	—	—	241	—		241	—	—	—	237	—		237

Net cash provided by/(used in) investing activities	(139,368)	(519)	—	(31,044)	139,853		(31,078)	(161,463)	(140,757)	(128,000)	(74,723)	424,017		(80,926)	(23,376)	(46)	(6,041)	(56,240)	29,417		(56,286)

Cash flows from financing activities:
Proceeds from borrowings	—	—	—	105,400	—		105,400	—	—	—	184,000	—		184,000	—	—	—	270,200	—		270,200
Repayments of borrowings	—	—	—	(61,266)	—		(61,266)	—	—	—	(40,503)	—		(40,503)	—	—	—	(367,524)	—		(367,524)
Proceeds from IPO, net of insurance costs	340,479	—	—	—	—		340,479	—	—	—	—	—		—	—	—	—	—	—		—
Proceeds from inter-company balances	—	139,092	31	—	(139,123	)(iii)	—	—	161,216	5,050	128,000	(294,266	)(iii)	—	—	23,376	(—)	6,041	(29,417)		—

	For the Year Ended December 31, 2020							For the Year Ended December 31, 2021							For the Year Ended December 31, 2022
	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination (Note 3)		Consolidated	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination (Note 3)		Consolidated	Parent company	Subsidiaries of parent company	WFOE	VIE and its subsidiaries	Elimination (Note 3)	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Repurchase of Class A common shares	(2,063)	—	—	—	—		(2,063)	(3,003)	—	—	—	—		(3,003)	(6,659)	—	—	—	—	(6,659)
Proceeds from exercise of share option	503	—	—	245	(245	)(i)	503	497	—	—	247	(247	)(i)	497	—	—	—	—	—	—
Cash received by subsidiaries from minority shareholders	—	—	—	—	—		—	—	—	—	900			900	—	—	—	2,850	—	2,850
Capital injection from subsidiaries	—	—	485	—	(485	)(ii)	—	—	—	129,504	—	(129,504	)(ii)	—	—	—	—	—	—	—
Net cash provided by/(used in) financing activities	338,919	139,092	516	44,379	(139,853)		383,053	(2,506)	161,216	134,554	272,644	(424,017)		141,891	(6,659)	23,376	—	(88,433)	(29,417)	(101,133)

Effect of exchange rate changes on cash and cash equivalents	(6,268)	(3,752)	—	—	—		(10,020)	(2,381)	(2,631)	—	—	—		(5,012)	884	8,703	—	—	—	9,587

Net increase in cash and cash equivalents and restricted cash	187,155	110,392	514	181,560	—		479,621	(170,926)	(659)	6,544	45,077	—		(119,964)	(10,678)	(2,031)	(6,423)	(213,767)	—	(232,899)
Total cash and cash equivalents and restricted cash at beginning of year	62	881	15	248,369	—		249,327	187,217	111,273	529	429,929	—		728,948	16,291	110,614	7,073	475,006	—	608,984

Total cash and cash equivalents and restricted cash at end of year	187,217	111,273	529	429,929	—		728,948	16,291	110,614	7,073	475,006	—		608,984	5,613	108,583	650	261,239	—	376,085

Note 3: (i)	The elimination represents the cash flow from exercise of share option between the parent company and the VIE and its subsidiaries.
(ii)	The elimination represents inter-company capital injections between subsidiaries and WFOE.
(iii)	The elimination represents inter-company loans among the parent company, its subsidiaries, WFOE and the VIE.

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive (loss)/income data for the years ended December 31, 2020, 2021 and 2022, selected consolidated balance sheet data as of December 31, 2021 and 2022, and selected consolidated cash flow data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of operations data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements not included in this annual report. The following selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020, and selected consolidate cash flow data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements that are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for percentages, share and per share data)
Summary Consolidated Statements of Comprehensive (Loss)/Income
Operating revenue
Brokerage income	503,547	982,124	1,215,434	2,232,253	1,108,652	160,739
Other income	5,281	11,195	4,788	12,763	49,256	7,141

Total operating revenue	508,828	993,319	1,220,222	2,245,016	1,157,908	167,880

Operating costs and expenses
Cost of revenue(1)	(316,397)	(629,531)	(813,507)	(1,688,087)	(706,009)	(102,361)
Other cost	(1,905)	(1,837)	(2,846)	(2,670)	(28,282)	(4,101)

Total operating costs	(318,302)	(631,368)	(816,353)	(1,690,757)	(734,291)	(106,462)
Selling expenses(1)	(94,613)	(164,665)	(230,438)	(350,573)	(231,664)	(33,588)
General and administrative expenses(1)	(46,177)	(161,816)	(150,207)	(197,619)	(154,715)	(22,432)
Research and development expenses(1)	(24,944)	(33,831)	(49,135)	(120,478)	(80,911)	(11,731)

Total operating costs and expenses	(484,036)	(991,680)	(1,246,133)	(2,359,427)	(1,201,581)	(174,213)

Operating (loss)/profit	24,792	1,639	(25,911)	(114,411)	(43,673)	(6,333)

Other income/(expenses)
Interest income/(expenses)	(27,111)	(190)	(1,157)	(3,206)	(5,062)	(734)
Unrealized exchange income/(loss)	(354)	362	(9)	(59)	(79)	(11)
Investment income	—	718	137	(5,328)	(2,216)	(321)
Others, net	4,569	12,676	10,177	12,627	19,490	2,826

(Loss)/profit before income tax, and share of income of equity method investee	1,896	15,205	(16,763)	(110,377)	(31,540)	(4,573)
Income tax expense	(278)	(57)	(1,768)	—	—	—
Share of income/(loss) of equity method investee	1,310	(180)	239	2,660	(2,200)	(319)

Net (loss)/profit	2,928	14,968	(18,292)	(107,717)	(33,740)	(4,892)

Net profit/(loss) attributable to non-controlling interests	(224)	66	—	(51)	(2,553)	(370)

Net (loss)/profit attributable to Huize Holding Limited	3,152	14,902	(18,292)	(107,666)	(31,187)	(4,522)

Redeemable preferred shares redemption value accretion	(29,118)	(32,854)	(4,274)	—	—	—

Allocation to redeemable preferred shares	(1,558)	(7,431)	1,074	—	—	—

Net loss attributable to common shareholders	(27,524)	(25,383)	(21,492)	(107,666)	(31,187)	(4,522)

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for percentages, share and per share data)
Weighted average number of common shares used in computing net (loss)/profit per share
Basic and diluted	445,272,000	452,445,068	963,817,614	1,021,861,206	1,021,958,881	1,021,958,881

Net loss per share attributable to common shareholders
Basic and diluted	(0.06)	(0.06)	(0.02)	(0.11)	(0.03)	(0.00)

(1)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue	9	43	410	(387)	11	2
Selling expenses	110	6,514	10,642	(475)	1,041	151
General and administrative expenses	726	87,980	40,820	(665)	9,151	1,327
Research and development expenses	122	421	381	(297)	208	30

Total	967	94,958	52,253	(1,824)	10,411	1,510

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	6,640	88,141	404,618	381,158	277,168	40,186
Restricted cash (including amounts of the consolidated VIE of RMB145,599 thousand, RMB161,186 thousand, RMB217,950 thousand, RMB151,995 thousand and RMB55,458 thousand as of December 31, 2018, 2019, 2020, 2021 and 2022, respectively)	145,631	161,186	324,330	227,826	98,917	14,342
Accounts receivable, net of allowance for doubtful accounts	108,434	180,393	232,589	777,262	250,667	36,342
Long-term investments	21,575	23,395	46,084	73,001	77,305	11,208

Total assets	334,084	508,805	1,335,976	1,857,454	1,089,614	157,979

Accounts payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB72,989 thousand, RMB124,441 thousand, RMB227,532 thousand, RMB680,183 thousand and RMB261,993 thousand as of December 31, 2018, 2019, 2020, 2021 and 2022, respectively)	73,448	124,441	227,532	680,369	262,266	38,025

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Insurance premium payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB114,447 thousand, RMB125,587 thousand, RMB187,219 thousand, RMB124,019 thousand and RMB27,567 thousand as of December 31, 2018, 2019, 2020, 2021 and 2022, respectively)	114,447	125,587	187,219	124,019	27,567	3,997
Other payables and accrued expenses (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB60,599 thousand, RMB37,678 thousand, RMB39,421 thousand, RMB207,462 thousand and RMB195,136 thousand as of December 31, 2018, 2019, 2020, 2021 and 2022, respectively)	36,908	30,211	31,153	71,255	58,251	8,446
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB31,850 thousand, RMB43,831 thousand, RMB52,564 thousand, RMB92,094 thousand and RMB39,674 thousand as of December 31, 2018, 2019, 2020, 2021 and 2022, respectively)	31,850	43,993	63,919	93,451	43,938	6,370
Income taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB206 thousand, RMB206 thousand, RMB2,440 thousand, RMB2,440 thousand and RMB2,440 thousand as of December 31, 2018, 2019, 2020, 2021 and 2022, respectively)	250	206	2,440	2,440	2,440	354
Total liabilities	297,549	362,831	867,293	1,496,541	747,589	108,391

Total mezzanine equity	421,773	454,627	—	—	—	—

Total shareholders’ (deficit)/equity	(385,238)	(308,653)	468,683	360,913	342,025	49,588

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	334,084	508,805	1,335,976	1,857,454	1,089,614	157,979

The following table sets forth our selected consolidated cash flow data for the years indicated:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/ provided by operating activities	66,853	118,024	137,666	(175,917)	(85,067)	(12,332)
Net cash provided by/(used in) investing activities	(3,554)	(6,927)	(31,078)	(80,926)	(56,286)	(8,161)
Net cash provided by/(used in) financing activities	48,572	(14,079)	383,053	141,891	(101,133)	(14,663)

Effect of exchange rate changes on cash and cash equivalents	120	38	(10,020)	(5,012)	9,587	1,390
Net (decrease)/ increase in cash and cash equivalents and restricted cash	111,991	97,056	479,621	(119,964)	(232,899)	(33,766)
Total cash and cash equivalents and restricted cash at beginning of the year	40,280	152,271	249,327	728,948	608,984	88,294

Total cash and cash equivalents and restricted cash at end of the year	152,271	249,327	728,948	608,984	376,085	54,528

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•

we operate in the emerging, rapidly evolving and highly competitive online insurance product and service industry, which makes it difficult to predict our future prospects. Our historical operating and financial results may not be indicative of future performance (Page 23);

•

our businesses are highly regulated, and the administration, interpretation and enforcement of the laws, regulations and regulatory requirements currently applicable to us are unclear, evolving and involve uncertainties. Non-compliance with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may materially and adversely affect our business and prospects (Pages 24 to 26);

•	we incurred operating losses and net losses in the past, and we may not be able to return and stay profitable in the future (Page 26);

•	our cooperation with user traffic channels is subject to changes in the regulatory requirements (Pages 26 to 27);

•

our business generates and processes a large amount of data, and is subject to complex and evolving Chinese and international laws and regulations regarding privacy, data protection and cybersecurity. Any failure to protect the confidential information of third parties or improper use or disclosure of such data may subject us to liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation, and deter our clients from using our online platform (Pages 27 to 30);

•	failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business (Pages 30 to 31);

•

if we fail to source, design and develop insurance products catering to the evolving needs of insurance clients, we may not be able to retain existing insurance clients or attract new insurance clients to our platform (Page 31); and

•	we leverage our user traffic channels to attract new insurance clients to our platform and incur significant costs on paying our user traffic channels service fees (Page 31).

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•

we are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) the VIE with which we have maintained contractual arrangements, and (ii) the VIE’s subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to insurance brokerage, insurance agent and the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiary, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole (Pages 46 to 47);

•	we rely on contractual arrangements with the VIE, and its shareholders for our operations in China, which may not be as effective as equity ownership in providing operational control (Pages 47 to 48);

•

the shareholders and directors of the VIE may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected (Page 48);

•

substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results (Pages 48 to 49);

•	Cayman Islands economic substance requirements may have an effect on our business and operations (Page 49);

•	our ability to enforce the equity pledge agreements between us and the shareholders of the VIE may be subject to limitations based on PRC laws and regulations (Pages 49 to 50);

•

if the VIE and its subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy their assets, which could reduce the size of our operations and materially and adversely affect our business (Page 50);

•	our contractual arrangements with the VIE may result in adverse tax consequences to us (Page 50);

•

contractual arrangements we have entered into among our WFOE, the VIE and its shareholders may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net profit and the value of your investment (Pages 50 to 51);

•

we may rely principally on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business (Page 51); and

•

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOE and VIE or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business (Pages 51 to 52).

Risks Relating to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•

the PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections (Pages 52 to 53);

•

our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment (Page 53);

•

the approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing (Pages 53 to 55);

•	the PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs (Pages 55 to 56);

•

adverse changes in China’s economic, political and social conditions, as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects (Page 56);

•	uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us (Page 56);

•

we may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations (Page 57);

•	we face uncertainties with respect to the enactment, interpretation and implementation of the Anti-Monopoly Guidelines for the Internet Platform Economy Sector (Page 57);

•

government control of currency conversion and future fluctuation of Renminbi exchange rates could have a material adverse effect on our results of operations and financial condition, and may reduce the value of, and dividends payable on, our Shares in foreign currency terms (Pages 57 to 58);

•

you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our directors and management named in the annual report based on foreign laws (Pages 58 to 59);

•	fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment (Pages 59 to 60);

•

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our WFOE to liability or penalties, limit our ability to inject capital into our WFOE or limit our WFOE’s ability to increase their registered capital or distribute profits (Pages 60 to 61);

•

failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions (Page 61);

•	failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties (Page 61);

•	inflation and increases in labor costs in China could negatively affect our profitability and growth (Pages 61 to 62);

•	any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation (Page 62);

•

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China (Pages 62 to 63);

•	we face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies (Pages 63 to 64);

•

the dividends we receive from our WFOE may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations (Page 64);

•

if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders (Page 64); and

•

if the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected (Pages 64 to 65).

Risks Relating to Our ADSs

In addition to the risks described above, we are subject to general risks relating to our ADSs, including but not limited to the following:

•	the trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors (Page 65);

•

if we fail to meet Nasdaq’s minimum bid price or other continued listing requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs (Page 66)

•

if securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline (Page 66); and

•	techniques employed by short sellers may drive down the market price of our ADSs (Page 66).

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

China’s insurance regulatory regime is undergoing significant changes. For example, pursuant to the Plan for the Institution Reform of the State Council issued by the National People’s Congress on March 10, 2023, CBIRC will be incorporated into the National Financial Regulatory Administration, or the NFRA, and the daily regulatory responsibilities of the People’s Bank of China for financial holding companies and other financial groups, as well as the responsibilities for consumer protection in the financial sector, and the investor protection responsibilities of the CSRC are also transferred to NFRA. The CBIRC will no longer be retained. Further development of regulations applicable to us may result in additional restrictions on our business operations or more intensive competition in this industry. We might be required to spend significant time and resources in order to comply with any material changes in the regulatory environment, which could trigger significant changes to the competitive landscape of our industry and we may lose some or all of our competitive advantages during this process. We may change the insurance product mix we offer online or offline in response to the changing market demands following any change of regulatory requirements. We may add to our product mix insurance products offered online or offline that we have little experience with, or reduce or cease the offering of insurance products that used to be popular, either of which may adversely affect our results of operations. Our practice to further expand into the offline insurance intermediary market would also subject us to applicable laws and regulations with respect to offline insurance intermediary business, and we cannot assure you that we could fully comply with applicable laws and regulations or fully satisfy the relevant regulatory requirements, failure of which will subject us to regulatory reviews and inspections or even legal liabilities, which could negatively affect our business and results of operations.

In November 2020, the Circular on Matters concerning the Use of the Illness Definitions for Critical Illness Insurance and the Definition of Illness under Critical Illness Insurance was promulgated, reclassifying the definition of illness under critical illness insurance and expanding the scope of certain diseases. Given that the reclassification is deemed to be less favorable for insurance clients, in order to keep our long-term critical illness insurance products competitive, we may need to invest in developing more attractive products to retain our existing insurance clients and expand our insurance client base. Additionally, on October 12, 2021, the CBIRC issued the Notice on Further Regulating Matters Concerning Internet Personal Insurance Business, which became effective on the same day. The notice aims to further regulate the operation of internet personal insurance business of insurance institutions and require the internet personal insurance products to be dedicatedly managed by insurance companies. Pursuant to the notice, internet personal insurance products include accident insurance, health insurance (except nursing insurance), term life insurance, ordinary life insurance with a policy period of more than ten years (except term life insurance) and ordinary annuity insurance with a policy period of more than ten years, and other personal insurance products stipulated by the CBIRC. Internet personal insurance products that do not meet the requirements thereof are prohibited from being offered online, and public display of, or direction to, hyperlinks to the webpages of placing orders on the internet of such internet personal insurance products are prohibited as well. The notice puts forward higher standards for insurance institutions to carry out internet personal insurance business in terms of technical capabilities, online operation capabilities and service capabilities. Moreover, it introduces classification requirements regarding different forms of internet personal insurance business that the insurance institutions can carry out based on different types of insurance product. Insurance intermediaries also need to satisfy the corresponding basic requirements. The notice also provides that customer service personnel of insurance intermediaries are not allowed to actively conduct marketing activities with regard to internet personal insurance products, and their compensation shall not be linked to the sales results of internet personal insurance products. Subsequent to its effective date, the offering of internet insurance products and the commission fee rate would be subject to uncertainties, which may have adversely affected on our business, results of operations and financial conditions. The attention of our management team could be diverted to the efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restrictions may result in limitation to our business scope, limitation to our product and service offerings, and reduction in our attraction to clients. We have made adjustments to our business operations to comply with the notice. However, we cannot assure you that our current and future business operations will fully satisfy regulatory requirements applicable to us, or that we will not be subject to any future regulatory reviews and inspections where other non-compliance incidents might be identified. If we fail to do so, our business, financial condition, results of operations and prospects will be materially and adversely affected.

In addition, there are uncertainties regard to how the changing laws, regulations and regulatory requirements would apply to our business. The CBIRC and its local counterparts have wide discretion in administration, interpretation and enforcement of these laws, regulations and regulatory requirements, as well as the authority to impose regulatory sanctions on industry participants. In certain circumstances it may be difficult to determine which actions or omissions may be deemed to be in violation of applicable laws, regulations or regulatory requirements. For example, as part of our marketing efforts, we have in the past offered potential insurance clients small amounts of cash rewards to encourage their engagement with our platform before they purchased insurance products. Such amounts were deductible from the premiums payable should such potential clients subsequently purchase insurance products on our platform. It is unclear whether such arrangement might be deemed as additional benefits offered to insurance clients other than those benefits stipulated in the insurance contracts, which is prohibited under relevant PRC laws and regulations. As of the date of this annual report, we no longer offer these cash rewards, but there is no guarantee that our practice in the past and our other marketing activities would not subject us to administrative measures with retrospective effect to be taken by regulatory authorities. Furthermore, misconduct of our insurer partners, user traffic channels or other business partners in violation of any of these laws, regulations or regulatory requirements might subject us to fines, civil or criminal liabilities, being required to modify or terminate part or all of our business operations or even being disqualified from providing services to our insurer partners or insurance clients. The occurrence of any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects.

Moreover, Chinese regulatory authorities may conduct various reviews and inspections on our business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. If any non-compliance incidents in our business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. For example, the CBIRC and its local counterparts have conducted several inspections, reviews and inquiries on us and identified certain non-compliance incidents in our business operation, risk management and internal control, including incidents with respect to settlement of insurance premiums through and our cooperation with user traffic channels that do not meet regulatory requirements. In particular, (i) we have in the past misused funds in the insurance premium accounts; and (ii) some of our business partners, including certain travel agencies and user traffic channels lacking relevant licenses or approvals, have in the past collected a small portion of insurance premiums on our behalf. According to relevant PRC laws, insurance brokerage companies like us are required to set up separate accounts to receive and hold the insurance premiums they receive from insurance clients on behalf of insurance companies and are prohibited from using or misusing such funds. Failure to comply with such regulatory requirements may subject us to making rectifications, warnings, fines, or further, revocation of our License for Operating Insurance Brokerage Services, or the Insurance Brokerage License, in the case where regulatory authorities consider such action as a material violation. In addition, entities that do not hold licenses required by PRC regulatory authorities are not allowed to collect insurance premiums on behalf of us under relevant PRC laws and regulations. We have taken remedial measures to rectify the aforementioned non-compliance incidents. As of the date of this annual report, we have returned all of the insurance premiums that we had misused in the past, and we have terminated cooperation with entities that do not hold the relevant licenses required for collecting insurance premiums on our behalf. We plan to adopt a more rigorous internal control system to manage our cooperation with unlicensed business partners with regard to the collection of insurance premiums on our behalf.

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

For the years ended December 31, 2020, 2021 and 2022, we had net loss of RMB18.3 million, RMB107.7 million and RMB33.7 million (US$4.9 million), respectively, and had operating loss of RMB25.9 million, RMB114.4 million and RMB43.7 million (US$6.3 million), respectively. We cannot assure you that we will return and remain profitable in the future. Our operating costs and expenses may increase in the foreseeable future as we continue to grow our business, acquire new clients and further develop our insurance product and service offering and increase brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, if we fail to compete successfully with our existing or potential competitors, or if our tailor-made insurance products are not accepted by the market as we expect, we will receive lower-than-expected insurance brokerage income, and our financial results will be adversely affected. If regulatory authorities promulgate new laws, regulations and regulatory requirements that limit our business operations, especially with regard to our fee or cost model, our results of operations will suffer. As a result of the foregoing and other factors, our net profit margins may decline or we may incur net losses again in the future and may not be able to maintain profitability on a quarterly or annual basis.

Our cooperation with user traffic channels is subject to changes in the regulatory requirements.

We leverage our user traffic channels to convert their user traffic to our insurance clients. On December 7, 2020, the CBIRC published the Regulatory Measures for Online Insurance Business, or the Online Insurance Measures, which became effective on February 1, 2021, and replaced the Interim Regulatory Measures for Online Insurance Business, promulgated by the predecessor of CBIRC on July 22, 2015. The Online Insurance Measures changed regulatory requirements for online insurance business in various aspects. For example, it sets a higher standard for insurance institutions and online industry participants to improve IT infrastructure and cybersecurity protection. In particular, insurance institutions engaged in online insurance business shall have IT systems that are equipped with the insurance sales or insurance application function, and are certified as Safety Level III Computer Information Systems. The Online Insurance Measures requires online insurance transactions being conducted through online surfaces operated by insurance institutions only. Under the Online Insurance Measures, our user traffic channels or other business partners who are neither insurance companies nor insurance intermediaries are forbidden to conduct online insurance business, including but not limited to: (i) providing insurance product consulting services; (ii) comparing insurance products, conducting trial calculation of premium or quotation comparison; (iii) designing insurance application plans for policyholders; (iv) going through insurance application procedures; and (v) collecting premiums. Furthermore, insurance institutions shall not, in internet insurance sales or brokerage activities, pay commission fee or remuneration directly or in a disguised way to any person who has not carried out practice registration with it. Pursuant to the Online Insurance Measures, insurance institutions shall (i) make corresponding rectifications regarding system development, marketing and publicity, sales management and information disclosure by May 2021, (ii) complete the rectification of other problems such as business and operation by August 2021, and (iii) complete the certification of the cybersecurity graded protection for their self-running network platform by February 2022. Our system was certified as Safety Level III Computer Information System on January 15, 2020. We have made rectifications in accordance with the Online Insurance Measures, including changing our cooperative business model and terminating our cooperation with some user traffic channels that do not meet regulatory requirements. However, we cannot assure you that our business operation after the rectification fully complies with regulatory requirements. In addition, some of our user traffic channels have been conducting online insurance business. We cannot guarantee that these user traffic channels that we work with have rectified their operations to fully comply with these regulatory requirements. Failure of us or our user traffic channels to comply with relevant regulatory requirements will subject us or the user traffic channels to warnings, fines, confiscation of illegal gains and revocation of licenses, which will materially and adversely affect our business, financial condition, results of operations and prospects.

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

Our platform stores and processes certain personal and other sensitive data provided by insurance clients, and we make certain personal information provided by clients or third-party data providers available to insurer partners with user consent. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in PRC and numerous foreign jurisdictions. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, this regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. Furthermore, on December 28, 2021, the CAC and 12 other governmental authorities jointly published the Measures for Cybersecurity Review, or the Measures, which became effective on February 15, 2022. Pursuant to the Measures, the following operators shall apply with the Cybersecurity Review Office of CAC for a cybersecurity review: (i) internet platform operators holding over one million individuals’ personal information pursuing a foreign listing, (ii) operators of “critical information infrastructure” that intend to purchase internet products and services that will or may affect national security, and (iii) internet platform operators carrying out data processing activities which has affected or may affect national security. Furthermore, the Measures also provide that the relevant authorities may initiate a cybersecurity review at their discretion, if the relevant authorities consider that certain network products and services or data processing activities has affected or may affect national security. The Measures also elaborate the factors to be considered when assessing national security risks of the relevant activities, including, among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported, and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after an overseas listing. On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, which became effective on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer provides certain circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where a data processor transfers important data overseas; (ii) where a critical information infrastructure operator, or a data processor processing the personal information of more than one million individuals, who, in either case, transfers personal information overseas; (iii) where a data processor who has, since January 1 of the previous year cumulatively transferred overseas the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any authority and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the definition of “affects or may affect national security” has not been clarified by any PRC regulatory authorities, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Due to the lack of further clarifications or detailed rules and regulations, there are still uncertainties as to how the aforementioned rules will be interpreted or implemented, and it is unclear as to whether and to what extent listed companies like us will be subject to these requirements. If we are subject to a cybersecurity review, or if the PRC regulatory agencies later promulgate new rules or interpretations that subject us to their approvals, we may be unable to obtain a waiver for such requirements, and we may face penalties for failure to obtain or delay in obtaining approvals. If we are required to comply with these requirements but fail to do so in a timely manner, or at all, our business operation, financial conditions and business prospect, as well as the trading price of our listed securities, may be adversely and materially affected.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and were open for public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4. Information on the Company—B. Business Overview—Regulation.” As of the date of this annual report, the Draft Regulations were released for public comment only, and the provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Measures and the enacted versions of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we may face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. After obtaining consent from users, we collect user personal information that is necessary to provide the corresponding services. We do not use any sensitive personal information that is not related to the corresponding services in any manner that is not compliant with applicable laws and regulations. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation.”

The PRC Cyber Security Law, the Data Security Law and Civil Code are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information,” “network data” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. “Item 4. Information on the Company—B. Business Overview—Regulation.” The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

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

We are required to obtain applicable licenses, permits and approvals from different PRC regulatory authorities in order to conduct or expand our business. Various governmental authorities in the PRC have promulgated various regulations on the insurance business and internet-based services, including, among others, regulations requiring an Insurance Brokerage License, a License for Operating Insurance Agent Services, or the Insurance Agency License and an ICP License. We have obtained, renewed and maintained our Insurance Brokerage License, our Insurance Agency Licenses and our ICP License as required by the PRC regulatory authorities. However, we cannot assure you that we will be able to obtain licenses and permits necessary to conduct all our future or innovative internet-based businesses, mobile businesses and related businesses in China in a timely manner, failure of which may subject us to fines and other legal or administrative sanctions. There is no assurance that the PRC regulatory authorities will not issue new regulations governing the internet or the insurance product and service industry that might require us to obtain additional licenses, permits or approvals for our current or future business operations, which may materially and adversely affect our business operations and financial condition.

If we fail to source, design and develop insurance products catering to the evolving needs of insurance clients, we may not be able to retain existing insurance clients or attract new insurance clients to our platform.

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

We believe that the recognition and reputation of our “Huize” brand among our insurance clients, insurer partners, user traffic channels and other industry participants have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintain and enhance our brand. These factors include our ability to:

•	provide compelling products and insurance experience to clients;

•	maintain or improve satisfaction with our client services;

•	increase brand awareness through marketing and brand promotion activities;

•	maintain the reliability of our platform and technology-based systems;

•	preserve our reputation and goodwill in the event of any negative publicity on us, our partners or the industry in general; and

•	maintain our cooperative relationships with business partners.

If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platform, products and services, it may be difficult to maintain and grow our client base, and our business and growth prospects may be materially and adversely affected.

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

Our relationship with insurer partners is crucial to our success. We generate a substantial portion of our revenues from commission fees paid by insurer partners. Certain insurer partners have accounted for a significant portion of our revenues in the past. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 63.0%, 78.4% and 56.5% of our total operating revenue in 2020, 2021 and 2022, respectively. While we continually seek to diversify our insurer partners, there can be no assurance that the concentration will decrease. Our ability to attract clients depends on the quantity and quality of insurance products offered by insurer partners on our platform. We provide intelligent underwriting services and integrated solutions to our insurer partners. Our arrangements with our insurer partners are typically not exclusive, and they may have similar arrangements with our competitors. If insurer partners are dissatisfied with our services and solutions or find us ineffective in enhancing their profitability, they may terminate their relationships with us and decide to cooperate with our competitors.

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

The online independent insurance service industry in China is intensely competitive. Our current or potential competitors include (i) other online independent insurance product and service platforms, (ii) traditional insurance intermediaries, (iii) online direct sales channels of large insurance companies, (iv) major internet companies that have commenced insurance distribution businesses, and (v) other insurance technology companies. New competitors may emerge at any time. Some of our competitors also offer their insurance products on our platform, so they both compete and cooperate with us. Existing or potential competitors may have substantially greater brand recognition and possess more financial, marketing and research resources than we do. Our competitors may introduce platforms with more attractive products, content and features, or services or solutions with competitive pricing or enhanced performance that we cannot match. Some of our competitors may have more resources to develop or acquire new technologies and react quicker to changing requirements of clients and insurance companies. In addition, our target insurance clients, PRC residents with potential insurance needs, may seek insurance products and services in well-equipped and developed neighboring insurance markets. We may fail to compete effectively with our competitors and industry participants in neighboring insurance markets, even if we take initiatives in developing our insurance service capabilities in these neighboring insurance markets, which may reduce demand for our services, result in loss of market share, and further result in reduction of operating margins and departures of qualified employees.

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

We have identified deficiency in our information technology system relating to lack of necessary management and supervision of certain user/administrative accounts. We have engaged risk assurance advisors to help us design and implement IT controls necessary for us, including updating our IT security policy, enhancing management of IT system and database. However, there can be no assurance that the foregoing deficiencies can be cured in a timely and cost-effective manner. We may identify other deficiencies in the future, which may require us to expend significant resources to remediate.

Additionally, we are constantly upgrading our platform and infrastructure to comply with regulatory requirements and provide increased scale, improved performance and additional built-in functions and additional capacities. For example, on June 22, 2020, the CBIRC issued the Notice on Regulating the Traceability Management of Internet Insurance Sales, which came into effect from October 1, 2020, and provides that insurance institutions shall conduct retrospective review and management of internet insurance sales, and shall immediately suspend online insurance sales if they fail to comply with those requirements by the time the notice came into force. As of October 1, 2020, we had made rectifications in accordance with this notice. Furthermore, on January 5, 2021, the CBIRC promulgated the Measures for the Regulation of Informatization of Insurance Intermediaries, which aims to improve informatization of insurance intermediaries and stipulates regulatory requirements in respect of the construction and management of the informatization, IT system and information security. We completed most of such self-examination and rectifications in 2022. However, we cannot assure you that we will be able to complete rectifications in a timely manner or fully satisfy the regulatory requirements. In addition, rectifying, maintaining and upgrading our technology infrastructure require significant investment of time and resources, including adding new hardware, updating software, and recruiting and training new engineering personnel. During updates, our systems may experience interruptions, and the new technologies and infrastructures may not be fully integrated with the existing systems timely, or at all. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired quality of user experience and delays in reporting accurate operating and financial information, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

Failure to prevent cybersecurity breaches will materially and adversely affect our business, reputation, financial condition and results of operations.

The massive volume of data that we process and store makes us or third-party service providers who host our servers an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect our database, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and insurer partners could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. The PRC Network Security Law promulgated by the Standing Committee of the National People’s Congress, effective on June 1, 2017, stipulates that a network operator, including internet information services providers among others, must adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. Over the past few years, the CBIRC has enhanced its supervision and has promulgated many regulation measures and requirements towards cybersecurity of online insurance business. While we have adopted comprehensive measures to comply with the applicable laws, regulations and standards, there can be no assurance that such measures will be effective. If we were found by the regulatory authorities to have failed to comply with the relevant regulatory requirements, we would be subject to warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of our platform or even criminal liabilities and our business, financial condition and results of operations would be adversely affected.

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

A significant portion of the total GWP we facilitate is from a limited number of popular insurance products, primarily our tailor-made long-term life and health insurance products. In 2022, the top five insurance products in terms of GWP contribution aggregately accounted for 44.0% of the total GWP we facilitated, as compared to 44.8% in 2021. We believe the concentration was partially due to the comprehensive protection coverage with reasonable policy terms making these tailor-made insurance products more attractive than others. Although we plan to continue to diversify our product offerings, launch more tailor-made insurance products, expand our client base and generate brokerage income from a wider variety of insurance products, we cannot guarantee you that we will be able to succeed, and that such concentration will decrease. If we cannot continue to offer these popular insurance products for any reason or the popularity of these products decline, our brokerage income may decrease and our financial condition and results of operations may be materially and adversely affected.

We have in the past sold insurance products on our platform through institutional promoters lacking operating license, and individual promoters who were registered with other insurance institutions or who were not registered with any insurance institutions, which may subject us to potential regulatory risks and may cause breaches of our agreements with insurer partners.

Through www.jumi18.com, www.qixin18.com and www.xiebao18.com, we have in the past engaged institutional promoters lacking operating licenses, and individual promoters whose practice registrations were registered with insurance institutions other than us or who were not registered with any insurance institutions, to promote insurance products we offer on our platform. In return, we paid those promoters service fees. Our cooperation with institutional promoters lacking operating licenses may subject us to regulatory risks. Under relevant PRC laws and regulations, professional insurance intermediaries like us must complete practice registrations for individual promoters as our brokers or agents. Historically, for those individual promoters who had a relatively short history of cooperation with us, or who contributed a less significant portion of GWP facilitated on our platform, we did not complete all their practice registrations with us. As of the date of this annual report, we have terminated the cooperation with those individual promoters that have not been registered with us for promoting insurance products. However, we may be subject to administrative orders to rectify these historical non-compliance incidents or further, administrative penalties imposed by the regulatory authorities retrospectively, and if so, our business and results of operations might be materially and adversely affected.

In addition, under relevant PRC laws and regulations, an individual insurance agent or insurance broker can only act within the scope of authority granted by the insurance institution that he/she is registered with. Furthermore, an individual insurance agent who sells life insurance products is only eligible to register with and act as the agent of just one licensed insurance company. Consequently, there are potential regulatory risks with regard to individuals whose activities went beyond the above restrictions in transactions completed for us, and if the regulatory authorities take retrospective actions against us on those transactions, we may be subject to administrative orders for rectifications, administrative penalties or other actions imposed by the regulatory authorities, which will negatively affect our business and results of operations. Moreover, other insurance institutions with which these individuals are registered may take legal actions against us on the ground of unfair competition or breach of contract, where applicable, for transactions these individuals completed for us in the past. As of the date of this annual report, there has been no such action taken or threatened against us. However, we cannot assure you that we will not face such legal actions in the future. Any such legal actions, regardless of merit, could be expensive and time-consuming to deal with, and could divert resources and the management’s attention from the operation of our business. If we are found liable in any such legal actions, we might be required to pay substantial amounts of damages to these insurance institutions and our business and reputation will suffer.

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

Our business operation in Hong Kong had been non-compliant with applicable laws and regulations, and is subject to the complexity and uncertainties in Hong Kong laws and regulations with respect to insurance brokerage businesses and corporate governance.

In the past, the operations of our Hong Kong subsidiary, Hong Kong Smart Choice Ventures Limited, or Hong Kong Smart Choice, had certain non-compliance incidents under applicable Hong Kong laws and regulations. Hong Kong Smart Choice, a company that is not a licensed insurance broker in Hong Kong, had engaged certain third parties to provide insurance advisory services to clients, which may be deemed as an offense under the Insurance Ordinance of Hong Kong and may subject Hong Kong Smart Choice to fines or even criminal liabilities. If Hong Kong Smart choice is punished by Hong Kong regulatory authorities, we may bear economic losses, our Hong Kong operations may be partially or wholly suspended, and our reputation, business, results of operations and our financial conditions will suffer. In addition, in May 2021, Hong Kong Smart Choice indirectly acquired 100% equity interest in Huize Hong Kong Insurance Broker Limited, or Huize HK. Huize HK was a wholly owned subsidiary of Hong Kong Smart Choice before July 2019, and had in the past been non-compliant with applicable Hong Kong laws and regulations, including carrying out solicitation activities without being authorized and failing to comply with certain corporate governance requirements under the Hong Kong law. We cannot assure you that Hong Kong Smart Choice will not bear economic loss related to historical non-compliance of Huize HK, or that our Hong Kong subsidiaries will be able to comply with all applicable Hong Kong laws and regulations with respect to insurance brokerage businesses and corporate governance, which could in turn negatively affect our reputation, business, results of operations and our financial conditions will suffer.

We have in the past made claim payments to insurance clients at our own discretion under our agreements with insurer partners.

Prior to early 2019, pursuant to our agreements with certain property & casualty insurer partners, we provided claim payment services to insurance clients for small amount claim applications to expedite the claim settlement and thus enhance user experience. For insurance clients who submitted claim applications on Xiao Ma Claim, previously known as Ding Dong Claim under certain pre-determined amounts, we made advance payments directly to insurance clients, and subsequently claim these payments from our insurer partners. For claim applications that either exceed these amounts, or that we disagreed to pay, we defer the applications to our respective insurance partners to process. According to the PRC law, only licensed insurance companies are eligible to determine the final amounts for claim settlement. Therefore, the claim settlement process we applied through Xiao Ma Claim prior to early 2019 may be considered as activities exceeding our business scope, and may subject us to fines and warnings by PRC regulatory authorities. We have amended our agreements with most of the relevant insurer partners with regard to our claim settlement procedures to ensure that our insurer partners have the sole discretion in determining whether to approve claim applications and the final amounts for claim settlement. However, we cannot guarantee you that our past practice will not expose us to penalties or other regulatory actions, the occurrence of which may negatively affect our reputation, business and results of operations.

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

We may enter into strategic acquisitions and selected strategic alliances that are complementary to our business and operations, including opportunities that can help us further improve our technology system and sales network. For example, in December 2021, we, through a wholly owned subsidiary of the VIE, acquired 100% equity interest in Shenzhen Detong Insurance Agency Co., Ltd., formerly known as Shanghai Senhao Insurance Agency Co., Ltd., a nationwide professional insurance agency company with business networks in 11 provincial areas in China and we completed the change in equity registration with the Shenzhen Administration for Market Regulation in March 2022. Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. Acquired businesses or assets may not generate expected financial results immediately, or at all, and may incur losses to our business. We may, from time to time, terminate our planned acquisitions, strategic alliances and investments due to adjustments to our business plans or as a result of factors beyond our control, such as failure by us or our business partners to fulfill closing conditions. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations, which could negatively affect our results of operation. In addition, acquisitions of and strategic alliances with third parties could also subject us to risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have limited ability to control or monitor the actions of our strategic partners. To the extent an enterprise acquired us or a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party. Furthermore, certain acquired business may had historical non-compliance incidents before our acquisition. While we took measures in order to ensure compliance after the acquisition, we cannot assure you that we will not be subject to retrospective administrative penalties imposed by the regulatory authorities regarding the historical non-compliance, and if so, our business and results of operations might be materially and adversely affected.

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

If our user traffic channels, registered individuals, other business partners or employees engage in any misconduct or cause errors to occur in our system, our business, financial condition and results of operations could be materially and adversely affected.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our user traffic channels, other parties we collaborate with and by our employees and registered individuals. Our business depends on our employees, registered individuals and/or business partners to interact with clients and provide various services in relation to the purchase of insurance products. Misconduct could include making misrepresentations when marketing or selling insurance products to clients, hiding or falsifying material information in relation to insurance contracts, colluding with applicants, insureds, or beneficiaries to obtain insurance benefits, failing to disclose legally required information to clients, engaging in false claims or otherwise not complying with laws and regulations or our internal policies or procedures. Any of the aforementioned misconduct by parties we cooperate with may cause potential liabilities of us, and further subject us to regulatory actions and penalties. If any third parties that are important to our operations are sanctioned by regulatory actions, our business operations will be disrupted or otherwise negatively affected.

We could also be negatively impacted if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human errors, purposeful sabotage or fraudulent manipulation of our operations or systems. It is not always possible to identify and deter misconduct or errors by employees, registered individuals or business partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees, registered individuals or business partners fail to follow our rules and procedures when interacting with clients, we could be liable for damages and subject to regulatory actions and penalties. Any of these occurrences could result in our diminished ability to operate our business, inability to attract users, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

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

We face risks with respect to fraudulent activities on our platform. We cannot guarantee that all of the transactions conducted on our platform with insurance clients are commercially fair. We cannot fully eliminate insurance fraud and reverse selection insurance behaviors. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our platform, there can be no assurance that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among our insurance clients and insurer partners. In addition, illegal, fraudulent or collusive activities by our employees or third-party agents could also subject us to liability and negative publicity. Any illegal, fraudulent or collusive activity could severely damage our brand and reputation as an operator of a trusted online platform, which could adversely affect our business, financial condition and results of operations.

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

We may from time to time be involved in disputes with various parties involved in the development and sale of our products and services. These disputes may lead to protests or legal or other proceedings and may result in damage to our reputation, substantial costs to our operations, and diversion of our management’s attention. In addition, we may disagree with regulatory bodies in certain aspects in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in liabilities and cause delays to our properly developments. We have been involved in legal proceedings or disputes in the ordinary course of business. In addition, as we change our cooperation model or terminate cooperation with some of our user traffic channels and individual agents to meet regulatory requirements, we cannot assure you that dispute will not arise therefrom or any of these counterparties will not take legal actions against us. We cannot assure you that we will not be involved in any other major legal proceedings in the future. Any involvement on these disputes may materially and adversely affect our business, financial condition and results of operations.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

Certain of our lease agreements have not been registered with the relevant PRC government authorities as required by PRC law, which will not affect the validity of these lease agreements but may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the relevant authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, the specific amount of which is at the discretion of the relevant authority. As of February 28, 2023, we had not completed lease agreement registration for some properties, which may expose us to potential penalties by relevant PRC governmental authorities.

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

In the course of preparing our consolidated financial statements for the fiscal year ended December 31, 2022, we identified one material weakness in our internal control over financial reporting as of December 31, 2022. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. As a result of the identification of this material weakness, we have been taking measures to remedy this control deficiency. However, we can give no assurance that the implementation of these measures will be sufficient to eliminate this material weakness or any other material weakness or significant deficiency in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the ADSs.

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

We adopted a global share incentive plan in June 2019, which we refer to as the Global Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under our Global Plan, we are authorized to grant options, restricted share units and other types of share incentive awards. The maximum aggregate number of common shares which may be issued pursuant to all awards under the Global Plan is 57,501,813 common shares. As of February 28, 2023, 211,130,41 restricted shares and options to purchase a total of 13,513,200 common shares were outstanding under the Global Plan. We adopted a 2019 share incentive plan in June 2019, which we refer to as the 2019 Plan. In September 2021, our board of directors approved the amendment to the 2019 Plan, which we refer to as the Amended and Restated 2019 Plan, to increase the maximum aggregate number of shares that may be issued under the plan from 20,351,945 Class A common shares to 51,703,365 Class A common shares, increased by 31,351,420 Class A common shares. As of February 28, 2023, options to purchase a total of 10,446,528 common shares were outstanding under the Amended and Restated 2019 Plan. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lockup period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges.

Our business, financial condition and results of operations have been, and may continue to be, adversely affected by the COVID-19 pandemic.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, and canceling business meetings and travels. The operations of our insurer partners and user traffic channels were also impacted. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. In particular, our service capacity and operational efficiency was adversely affected by the COVID-19 pandemic due to decreased productivity of our workforce as a result of work from home measures and the necessity to comply with various disease control protocols in our business facilities, particularly in Shenzhen, where our headquarter is located. These events have materially and adversely affected our business since 2020.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time, and there remains uncertainty as to the impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way. Our financial position, results of operations and cash flows may still be adversely affected to the extent that the COVID-19 pandemic continues to affect the Chinese economy in general. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

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

COVID-19 has resulted in a severe and negative impact on the Chinese and the global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges, including the US-China trade war, the end of quantitative easing and start of interest rate hike by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. Over the past few years, the United States and China have been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global and Chinese economy. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility in oil and other markets, and over the expansion of terrorist activities into Europe and other regions. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects.

Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and insurance industry in China. The growth rate of the Chinese economy had gradually slowed down since 2010, and it was further affected by the impact of COVID-19. China had a negative gross domestic product, or GDP growth in the first quarter of 2020, which broke the record of the continued GDP growth in China for the past decades. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to insurance brokerage, insurance agent and the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Due to the PRC legal restrictions on foreign ownership of internet-based business and qualification requirements on foreign investors in the insurance intermediary business, we rely on certain contractual arrangements with the VIE and its shareholders to conduct substantially all of our operations in China. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), which was promulgated on December 27, 2021, and implemented on January 1, 2022.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020, and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China but it does not explicitly stipulate the contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still remains silent on whether contractual arrangements should be deemed as a form of foreign investment. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the Foreign Investment Law still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Co-operation (Economic Substance) Act (2021 Revision) (as amended) of the Cayman Islands (the “ES Act”), a “relevant entity” that carries on a relevant activity is required to satisfy the economic substance test in relation to that relevant activity set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our company. Based on the current interpretation of the ES Act, we believe that our company, Huize Holding Limited, is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company, Huize Holding Limited, is a “pure equity holding company,” it is only subject to the reduced economic substance test, which require us to (i) comply with all applicable filing requirements under the Companies Act of the Cayman Islands (the “Companies Act”); and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We are not able to determine whether the contractual arrangements we have entered into among our WFOE, the VIE and its shareholders will be regarded by the PRC tax authorities as arm’s length transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly owned subsidiary in China, Zhixuan International Management Consulting (Shenzhen) Co., Ltd., or our WFOE, the VIE, and the VIE’s shareholders were not entered into on an arm’s length basis or resulted in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the VIE, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if they are required to pay late fees and other penalties.

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

Any loans to our WFOE, which are treated as Foreign Investment Enterprises, or FIEs, under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our WFOE, the VIE and its subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to the VIE and its subsidiaries or other domestic PRC entities, according to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing in March 2020, the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting Macro-prudential Regulation Parameter for Cross-border Financing of Enterprises in January 2021 and the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting Macro-prudential Regulation Parameter for Cross-border Financing in October 2022. The limit for the total amount of foreign debt is 2.5 times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to the VIE and its subsidiaries or other domestic PRC entities must also be subject to examination and registration of the National Development and Reform Commission, or the NDRC. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be recorded with the Ministry of Commerce, or MOFCOM, or its local counterpart.

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

Risks Relating to Doing Business in China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

On February 17, 2023, the CSRC issued the Overseas Listing Filing Rules, which became effective on March 31, 2023. According to the Overseas Listing Filing Rules, the overseas offering and listing by a PRC domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year, where any index accounts for more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the main links of business activities carried out in mainland China or the main place of business is in mainland China, or the senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in mainland China. According to the Overseas Listing Filing Rules, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (iv) if, the domestic enterprise is under investigation according to law for suspected crimes or major violations of laws and regulations, but no clear conclusions have been reached; (v) if there are material ownership disputes over the equity held by the controlling shareholder, or controlled by the controlling shareholder or the actual controller.

According to the Overseas Listing Filing Rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering in the same foreign market within three business days after completion of the follow-on offering, (iii) with respect to the assets of a domestic company are directly or indirectly listed overseas through one or more acquisitions, share swap, transfer or other transaction arrangements, the domestic company shall file with the CSRC in accordance with (i), in the case does not involve the submission of application documents abroad, within three business days after the first public announcement of the transaction. Non-compliance with the Overseas Listing Filing Rules or an overseas listing completed in breach of the Overseas Listing Filing Rules may result in a warning on the relevant domestic companies and a fine of RMB1 million to RMB10 million on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB500,000 to RMB5,000,000. The controlling shareholders or actual controllers of the domestic company organize or instigate the relevant illegal acts, or conceals relevant matters resulting in the illegal acts, may be fined between RMB 1 million to RMB10 million.

Considering that the Overseas Listing Filing Rules have just been promulgated, there are still uncertainties as to the implementation and interpretation of the requirements, which needs to be further guided and clarified by the CSRC and other regulatory authorities. Any subsequent filing or reporting matters of our company in the future, such as future offshore listings, refinancing and other capital raising activities, as well as other major events, including but not limited to the change of control, investigated or punished by overseas securities regulatory authorities or relevant competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities, may be subject to additional filing or reporting requirements. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings or reporting and fully comply with the relevant new rules and requirements in a timely manner or at all.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from or filing with the CSRC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through the VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Different regulatory bodies in China have enforced laws and regulations regarding the online insurance product and service industry, and the foreign ownership of and the licensing and permit requirements pertaining to companies in such industries and cybersecurity, the collection and use of Internet user data and unique device identifiers, and other data protection, information security and privacy regulation with various standards and applications. For more details, See “Item 4. Information on the Company—B. Business Overview—Regulation.” In addition, any changes in regulatory environment, whether or not directly targeted at us, may negatively affect the market environment, our business partners and goods and services of business partners, which may in turn have a material adverse effect on our business result of operations and financial conditions. Those legal and regulatory developments could lead to legal and economic uncertainty, affect how we design, market and sell our solutions and services, how we operate our business, and how we process and use data, which could negatively impact demand for our solutions and services.

Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the CAC and 12 other governmental authorities jointly issued the Measures, which required that, among others, internet platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC released the Regulations on the Network Data Security, or the Draft Regulations, for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On February 17, 2023, the CSRC issued the Overseas Listing Filing Rules, which were take effect on March 31, 2023. According to the Overseas Listing Filing Rules, the overseas offering and listing by a PRC domestic company, whether directly or indirectly, shall be filed with the CSRC. Any subsequent filing or reporting matters of our company in the future, such as future offshore listings, refinancing and other capital raising activities, as well as other major events, including but not limited to the change of control, investigated or punished by overseas securities regulatory authorities or relevant competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities, may be subject to additional filing or report requirements. On February 24, 2023, the CSRC and the relevant government authorities released the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the provisions. Since such regulations, rules and measures and evolving, it remains unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities. We may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Adverse changes in China’s economic, political and social conditions, as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects.

We conduct businesses in the PRC, and therefore our financial conditions and results of operations are subject to influences from PRC’s economic, political and social conditions to a great extent. The PRC economy differs from the economies of most developed countries in many aspects, including but not limited to the degree of government involvement, control level of corruption, control of capital investment, reinvestment control of foreign exchange, allocation of resources, growth rate and development level.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effects. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

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

In addition, shareholder claims that are common in the United States, including class action securities law and fraud claims, may be difficult to pursue as a matter of law or practicality in China. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or our common shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

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

PRC residents are required to file or obtain the certificates of outbound investment from, or register with, regulatory authorities when investing in offshore companies. According to administrative measures for the outbound investment by PRC entities promulgated by the NDRC and MOFCOM, PRC entities shall obtain the approval or file with the NDRC and MOFCOM when investing in offshore companies, and shall update or apply for amendment in respect to the certificates, filings or registrations in the event of any significant changes with respect to the offshore investment. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents (including individuals and entities) to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015, by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

As of the date of this annual report, all of our beneficial owners who are PRC individuals have completed their initial registration under SAFE Circular 37, and our shareholders who are PRC entities have completed SAFE registration under relevant foreign exchange regulations. We have notified and requested all of our shareholders to comply with, or notify their beneficial owners who are PRC residents to comply with applicable PRC regulations, including the requirements of NDRC and MOFCOM and their filing obligation under SAFE Circular 37 and other implementation rules. Nevertheless, we do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will at all times comply with such requirements and obligations. In addition, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will in the future update or apply for amendment with respect to the certificates, filings or registrations in the event of any significant changes with respect to the offshore investment. The failure of our beneficial owners who are PRC residents to register or amend certificates, filings or registrations in a timely manner pursuant to applicable PRC regulations, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in applicable PRC laws and regulations, may subject such beneficial owners or our WFOE to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our WFOE and limit our WFOE’s ability to distribute dividends to our company or conduct other foreign exchange transactions. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China were exempt from PRC withholding tax. Pursuant to the PRC Enterprise Income Tax Law, however, dividends generated after January 1, 2008, and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our WFOE. Since there is currently no such tax treaty between China and the Cayman Islands, dividends we receive from our WFOE will generally be subject to a 10% withholding tax, which would have a material adverse effect on our financial condition and results of operations.

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

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our WFOE and consolidated entities have the power to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our WFOE and consolidated entities have signed employment undertaking letters with us or our WFOE and consolidated entities under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our WFOE and consolidated entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. We also use electronic chops for certain transactions. While we have in place internal procedures and rules to secure our electronic chops, including to ensure that only authorized signatories are permitted to deploy them, electronic chops are inherently susceptible to misuse. Any misuse of our electronic chops could have severe financial and legal implications, and could materially and adversely affect our business and financial performance. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, whether physical or electronic, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our WFOE or consolidated entities, we, our WFOE or consolidated entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal actions to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Risks Relating to Our ADSs

The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on the Nasdaq Global Market on February 11, 2020, the trading price of our ADSs been subject to side fluctuations. In 2022, the trading prices of our ADS on the Nasdaq Global Market have ranged from US$0.45 to US$1.70 per ADS. The trading price of other Chinese companies’ securities, including internet-based companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of the Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of our conduct. The trading price of our ADSs may fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be volatile for factors specific to our own operations, including the following:

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

If we fail to meet Nasdaq’s minimum bid price or other continued listing requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs.

Our ADSs are currently listed on the Nasdaq Global Market, or Nasdaq. The Nasdaq Listing Rules have minimum requirements that a company must meet for continued listing on Nasdaq. These requirements include, among others, maintaining a minimum bid price of US$1.00 per ADS for a period of 30 consecutive trading days. On October 12, 2022, we received a written notification from Nasdaq indicating that for the last 30 consecutive business days, the closing bid price for our ADSs was below the minimum bid price of US$1.00 per share requirement. We were granted a grace period of 180 calendar days, expiring on April 10, 2023, to regain compliance. We regained compliance with the minimum bid price requirement on December 13, 2022.

As of the date of this annual report, we are in compliance with the minimum requirements that we must meet for continued listing on Nasdaq. However, there can be no assurance that we will stay compliant with the requirements for continued listing at all times going forward. The delisting of our ADSs or transfer of listing may significantly reduce the liquidity of our ADSs, cause further declines to the market price of our ADSs, and make it more difficult for us to obtain adequate financing to support our continued operation.

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

As of February 28, 2023, Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, beneficially owned an aggregate of 150,591,207 Class B common shares and 10,190,660 Class A common shares in the form of ADSs. Together with 137,153,306 Class A common shares, the voting power of which has been delegated to Mr. Cunjun Ma, Mr. Cunjun Ma is able to exercise in aggregate 76.8% of our total voting power. Therefore, Mr. Cunjun Ma has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

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

Under Cayman Islands law, the notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies in the Cayman Islands for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and members of the company. Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records, or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Relating to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income (the “income test”) or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Assuming that we are the owner of the VIE (including its subsidiaries) for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2022, and based upon our current income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, and the value of our ADSs, we do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In particular, recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we will be or become a PFIC for any taxable year will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and a non-United States corporation’s PFIC status for any taxable year is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

As a public company, we incur significant legal, accounting and other expenses that we would not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

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

ITEM 4.INFORMATION	ON THE COMPANY

A.	History and Development of the Company

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

In December 2021, we, through a wholly owned subsidiary of the VIE, acquired 100% equity interest in Shenzhen Detong Insurance Agency Co., Ltd., formerly known as Shanghai Senhao Insurance Agency Co., Ltd., a nationwide professional insurance agency company founded in 2015 with business networks in 11 provincial areas in China and holds a nationwide Insurance Agency License issued by the CBIRC.

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

On March 17, 2023, our board of directors authorized a share repurchase program under which we may repurchase up to US$5 million of our Class A common shares in the form of American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. We expect to fund repurchases made under this program from our existing cash balance and cash generated from operations.

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

We are an independent online insurance product and service platform in China. As a licensed insurance intermediary operating online platforms, we do not bear underwriting risks. We distribute on our platform insurance products underwritten by the insurance companies who cooperate with us, who we refer to as our insurer partners, and help them reach a large number of insurance clients. Our platform offers digitalized insurance purchase experience and services through various internet and mobile internet channels. We primarily generate revenues from the insurance brokerage fees paid by our insurer partners.

We have accumulated a large insurance client base. As of December 31, 2022, we had cumulatively served 8.4 million insurance clients. A substantial portion of our insurance client base are the younger generation, particularly life and health insurance clients. In 2022, the average age of insurance clients who purchased life and health insurance products through our platform was 33.8.

In order to serve our clients’ protection needs, we offer a wide variety of insurance products with easy-to-understand terms and focusing on protection. Our products cover two major categories—life and health insurance products, and property & casualty insurance products. In 2022, we offered approximately 356 life and health insurance products and approximately 314 property & casualty insurance products. Our life and health insurance products contributed to 94.4% of our brokerage income in 2022. Our long-term life and health insurance products primarily consist of whole life insurance products, which provide life insurance for the insured’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years, or until the insured reaches a certain age. Starting from late 2019, we have been diversifying our insurance product offerings, such as starting to offer annuity and endowment life insurance products, in order to attract a wider client demographics and serve our clients’ lifetime insurance needs. Our annuity and endowment life insurance products contributed to 50.1% of our brokerage income in 2022.

We have established business cooperation with a large group of insurer partners. As of December 31, 2022, we cooperated with 106 insurer partners, representing a substantial portion of all licensed insurance companies in China. We empower our insurer partners to reach a massive and fragmented client base quickly, and enhance their insurance sales through our online platform. We have also integrated critical steps in the insurance policy distribution process, such as intelligent underwriting and in-force policy administration, in our system. In addition, we design and develop tailor-made insurance products together with our insurer partners. In 2022, approximately 64.8% of the GWP facilitated through our platform were contributed by tailor-made insurance products that we developed together with our insurer partners.

The cumulative number of insurance clients we served increased from approximately 6.8 million as of December 31, 2020, to 7.5 million as of December 31, 2021, and further to 8.4 million as of December 31, 2022. The GWP we facilitated increased from RMB3,019.9 million in 2020 to RMB5,018.2 million in 2021, and further to RMB4,907.9 million (US$711.6 million) as of December 31, 2022. We primarily generate revenues from the commission fees that we charge our insurer partners for facilitating insurance policies and generating premiums for them. Our total operating revenue increased from RMB1,220.2 million in 2020 to RMB2,245.0 million in 2021, and further to RMB1,157.9 million (US$167.9 million) in 2022. We have net loss of RMB18.3 million, RMB107.7 million and RMB33.7 million (US$4.9 million) in 2020, 2021 and 2022, respectively.

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

While we primarily serve our insurance clients through our online platform, we also provide insurance services to certain of our insurance clients offline.

Our Insurance Clients

We have a large and growing base of insurance clients. We define our insurance clients as purchasers of the insurance policies we distribute, including individual clients, who contribute to most of our revenues, and corporate clients. As of December 31, 2020, 2021 and 2022, the cumulative number of our insurance clients was approximately 6.8 million, 7.5 million and 8.4 million, respectively. As we continue to expand our product offerings, enhance our brand recognition and reputation, and deepen our cooperation with insurer partners and user traffic channels, we expect our client base to continue to grow.

We focus on serving the younger generation who are relatively well-educated, tech-savvy, more willing to learn insurance related knowledge, and tend to enjoy online consumption and investment. In 2022, the average age of those who purchased life and health insurance products through our platform was 33.8.

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

Upon receiving a piece of client complaint, our service representative will extract and go through chat records and transaction records of the client, reach out to the client by phone, and resolve the issue. As of December 31, 2022, we had not experienced any material client complaints or claims.

Our Insurer Partners

As of December 31, 2022, we cooperated with 106 insurer partners, including 64 life and health insurance companies, and 42 property & casualty insurance companies. Some of our insurer partners also cooperate with reinsurance companies to underwrite insurance products offered on our platform. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 63.0%, 78.4% and 56.5% of our total operating revenue in 2020, 2021 and 2022, respectively.

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

Our Product Offerings

We offer two broad categories of insurance products: life and health insurance products and property & casualty insurance products, both of which contain products we designed and developed together with insurer partners. The insurance products we offer on our online platform are underwritten by our insurer partners. Our platform offered approximately 670 insurance products in 2022, including approximately 356 life and health insurance products, and approximately 314 property & casualty insurance products.

Below table sets forth the categories of insurance products we offered and GWP of each category in 2020, 2021 and 2022:

Type of Insurance Products	Sub-Category	GWP in 2020 (in RMB million)	GWP in 2021 (in RMB million)	GWP in 2022 (in RMB million)
Life and Health Insurance Products	Long-term health insurance products	2,142.9	2,617.1	2,440.9
	Short-term health insurance products	68.1	38.6	108.9
	Life insurance products and annuity insurance products	676.9	2,186.4	2,131.6
Property & casualty insurance products		132.0	176.1	226.5

Life and Health Insurance Products

The life and health insurance products listed on our platform include long-term health insurance products, short-term health insurance products, life insurance products and annuity insurance products. Our dedicated product design team with strong actuarial background design and develop tailor-made life and health insurance products to cater to client’s personal protection needs. In 2020, 2021 and 2022, we offered approximately 475, 424 and 356 life and health insurance products respectively. In 2022, the GWP we facilitated from our tailor-made life and health insurance products account for 66.4% of total GWP of our life and health insurance products we facilitated.

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

Taking advantage of our actuarial capabilities and our expertise in long-term health insurance products, we analyze clients’ potential insurance needs and design tailor-made insurance products accordingly. For a given new product idea, we build a model, conduct actuarial analysis, draw a preliminary price range, and proactively reach out to our insurer partners to discuss such product. After the cooperating insurer partner determines the final terms of the product, it files the product with the China Banking and Insurance Regulatory Commission and then launch the product on our platform. The product design and development process typically takes approximately three months. Popular long-term health insurance products we designed and developed in 2022 included Guardian Critical Care No.5 (守卫者5号), a customized multiple-benefit critical illness insurance product, and Darwin Critical Care No. 7 (达尔文7号), the latest critical illness insurance product offering in our Darwin Critical Care series, which offers additional benefits for severe/mild malignant tumors and carcinoma in situ, as well as ICU hospitalization benefits covering major diseases outside the list of severe, moderate and mild illnesses.

(2) Short-term Health Insurance Products

Short-term health insurance products we offer provide illness and disease insurance protections and medical benefits during a period that is usually shorter than one year from the effective date of the policy. Popular health insurance products on our platform in 2022 include Children Outpatient Nuanbaobao Super (少儿门诊暖宝保超能版).

(3) Life Insurance Products

We offer term life insurance products, whole life insurance products and annuity insurance products on our platform. The term life insurance products we offer provide life insurance for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years. In 2022, popular term life insurance products on our online platform include Huagui Da Mai 2022(华贵大麦2022定期寿险).

The whole life insurance products we offer provide life insurance for the insured’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount of the policy is paid upon the death of the insured. In 2022, Whole life insurance products offered on our online platform include Jin Man Yi Zu Premium (金满意足臻享版), an increasingly popular whole life insurance product offering protection and saving functions with a single policy.

(4) Annuity Insurance Products

The annuity insurance products we offer pay annuity to the insured according to the time period as specified in the insurance policy and the amount received during the policy term. In 2022, we launched Jin Zhi Qi Hang (金智启航), a customized annuity product dedicated to meet clients’ savings needs for their children’s future education.

Property & Casualty Insurance Products

The property & casualty insurance products we distribute include travel insurance products, individual casualty insurance products and corporate liability insurance. In 2020, 2021 and 2022, we offered approximately 1,277,653 and 314 property & casualty insurance products respectively.

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

For direct marketing, in recent years, we have continued to enhance our brand and marketing capabilities in conducting product marketing, user education and brand advertising. For product marketing, we prepare accurate, refined product presentation, and promote the products through professional financial media and social media channels as part of our cooperation with our insurer partners. For user education, we publish or provide educational content, such as popularization of insurance products, basic terms of insurance policies, comparisons of insurance products, analysis of common diseases, insurance purchase strategies for different groups of people and guide to after-purchase services, through various entries of our platform. We develop such content in view of the complexity of insurance products, aiming to help clients make purchase decisions. User education strengthens our brand awareness, builds client trust and enhances conversion of user traffic. For brand advertising, we place advertisements both offline and online. We analyze the main characteristics of our target client group, based on which we select the locations of offline advertisements. We also place advertisements on widely used search engines to reach massive viewers. Therefore, we set up voice courses through WeChat community to answer common questions from potential clients, which allows clients to interact with each other and reinforce the insurance educational contents they acquire. For direct marketing, we pay fees based on user traffic attracted to our platform.

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

Our Technology Development Team

Our technology development personnel have extensive experience with leading internet and mobile commerce technology companies, and focus on the following that support our long-term business growth:

•	maintaining and strengthening all of our platform and application system;

•	ensuring our technology system is well established, reviewed, tested and continuously strengthened; and

•	actively participating in the industry seminars, exploring relevant cutting-edge technologies.

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of trademark and trade secret law as well as confidentiality, invention assignment and non-compete agreements with our employees and other business partners to protect our proprietary rights.

As of December 31, 2022, we held three patents and 28 on-going patent registrations in China. We had registered 569 trademarks with the Trademark Office of the State Administration for Market Regulation in China, including our company’s Chinese name “Huize (慧择),” 13 trademarks in Hong Kong and three trademarks in the United States. We had registered 105 computer software copyrights registered with the PRC National Copyright Administration. We had 62 registered domain names, including our main website. In addition to the foregoing protections, we generally limit access to and use of our proprietary and other confidential information through the use of internal and external controls.

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

Data Privacy and Safety

We have implemented procedures and guidelines to regulate us and our employees’ actions in relation to user data in order to protect user privacy and data security. We also have adopted an access control mechanism to ensure implementation of least privilege and need-to-know principles and to protect user privacy while meeting business requirements. The client information we provide to our insurer partners are on a need-to-know basis, and are redacted and encrypted. In addition, we employ technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audit. We store and transmit user data in encrypted format on separate servers. We do not share any input data from our users or any user insight data with third parties or allow third parties to access user data stored on our servers without proper authorization from users, and we also utilize firewalls to protect against potential cyber-attacks or unauthorized access. We periodically audit our systems and procedures to detect information security risks and privacy risks.

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

•	our capability of designing and developing tailor-made insurance products;

•	our robust client acquisition channels and efficient client conversion capabilities;

•	our ability to provide best-in-class insurance client service and experience online; and

•	our well-established business relationship with insurer partners continuously reinforced by our exceptional risk management capabilities.

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

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020, and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the State Administration for Market Regulation. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and does not require such foreign-invested enterprise to submit the reports separately.

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

On December 27, 2021, the NDRC and the MOFCOM jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, which took effect on January 1, 2022. According to the 2021 Negative List, internet information services fall within the scope of value-added telecommunications services (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers), which are under the “restricted” category.

According to the Announcement of the China Insurance Regulatory Commission on Permitting the Establishment of Wholly Foreign-invested Insurance Brokerage Companies by Foreign Insurance Brokerage Companies, which was promulgated by China Insurance Regulatory Commission (currently known as the China Banking and Insurance Regulatory Commission), or the CIRC, on December 11, 2006, and became effective on the same day, in five years following China’s the accession into the WTO, the establishment of WFOE to engage in insurance brokerage services shall be permitted. There shall be no other restrictions except those on the establishment conditions and business scopes. In addition, Circular of the China Banking and Insurance Regulatory Commission on Lifting Limits on the Business Scope of Foreign-invested Insurance Brokerage Companies, which was promulgated by China Banking and Insurance Regulatory Commission, or the CBIRC, on April 27, 2018, and became effective on the same day, stipulates that foreign-invested insurance brokerage companies that have obtained a License for Operating Insurance Brokerage Services, or an Insurance Brokerage License, upon approval by the relevant insurance regulatory authority may conduct the following insurance brokerage business within the territory of the PRC: (i) design insurance policy plans, select insurers and handle insurance formalities for policy holders; (ii) assist the insured or beneficiaries with insurance claims; (iii) reinsurance brokerage business; (iv) provide principals with services on disaster prevention, loss prevention, risk assessment and risk management consulting; and (v) other business approved by the CBIRC.

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

Regulations on Insurance Intermediary Business

Regulatory Authority

The CBIRC has extensive authority to supervise and regulate the insurance industry in China. In line with the Reform Program of the State Council, released by National People’s Congress in March 2023, the National Financial Regulatory Administration, or the NFRA, will be responsible for regulating the financial industry, excluding the securities industry. It will strengthen institutional regulation, behavioral regulation, functional regulation, penetrative regulation, and continuous regulation, and will be responsible for coordinating the protection of financial consumer rights. It aims to enhance risk management and prevention and disposal, investigates and punishes illegal and irregular behavior in accordance with the law, and serves as a directly affiliated agency of the State Council.

The CBIRC will be incorporated into the NFRA, and the daily regulatory responsibilities of the People’s Bank of China for financial holding companies and other financial groups, as well as the responsibilities for consumer protection in the financial sector, and the investor protection responsibilities of the CSRC are also transferred to the NFRA.

The CBIRC will no longer be retained. The CBIRC was established by a merger of China Banking Regulatory Commission, or the CBRC and the CIRC. The CBIRC is directly subordinate to the State Council, and with the State Council’s authorization, the CBIRC functions as a centralized institution with administrative oversight and competence over China’s banking and insurance industries in line with PRC laws and regulations. The CBIRC and its detached offices constitute the regulatory system for insurance industry. Before that, the CIRC had functioned as the regulatory body for insurance industry, and its major regulatory duties on the insurance industry include and are not limited to:

•	drafting laws and regulations for the supervision and regulation of the insurance industry and formulating industry rules and regulations of the insurance industry;

•	approving the establishment of representative offices by overseas insurance institutions;

•	approving the establishment of insurance intermediaries such as insurance agencies, insurance brokerage companies, insurance loss adjusting companies and their respective branches;

•	approving the establishment of overseas insurance institutions by domestic insurance and non-insurance institutions;

•	approving mergers, splits, changes of corporate forms and dissolutions of insurance institutions and making decisions on the receivership and the appointment of receivers;

•	examining and confirming the senior managers’ qualifications of various insurance institutions;

•	setting the basic qualification standards for insurance practitioners;

•	approving the terms and premium rates of insurance products related to public interests, statutory mandatory insurance and newly developed life and health insurance products;

•	implementing record-filing management on the insurance terms and premium rates of such insurance products;

•	conducting business supervision on public-policy-oriented insurance and statutory insurance;

•	supervising their organizational forms and operations such as captive insurance and mutual insurance;

•	investigating into and imposing penalties on illegal acts and misconducts of insurance institutions and practitioners;

•	supervising overseas insurance institutions established by domestic insurance and non-insurance institutions;

•	establishing the standards for information systems of the insurance industry;

•	establishing insurance risk-assessment, risk-warning and risk-monitoring systems; and

•	tracking, analyzing, monitoring and forecasting the operating conditions of the insurance market.

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

Since the promulgation and implementation of the PRC Insurance Law in 1995, the insurance supervision and regulatory authority has promulgated a series of departmental rules and regulations and other regulatory documents pursuant to the PRC Insurance Law, covering almost all aspects of insurance operations. Regarding the establishment of insurance brokers, there are other important laws and regulations besides the PRC Insurance Law, including the Regulatory Provisions on Insurance Brokerages, or the Insurance Brokerages Provisions, which became effective on May 1, 2018. Insurance Brokerages Provisions specify provisions regarding market access, operation rules, exit from market, industry self-discipline, monitoring and inspection and legal obligations for insurance brokers. Regarding the insurance agency business, besides the PRC Insurance Law, insurance agents shall comply with the Regulatory Provisions on Insurance Agents, or the Insurance Agents Provisions, promulgated on November 12, 2020, and became effective on January 1, 2021, which specify provisions regarding market access, office qualifications, practitioners, operation rules, exit from market, market exit, and legal liabilities for insurance agents. Regarding the insurance adjustment assessment business, the Regulatory Provisions on Insurance Adjusters, or the Insurance Adjusters Provisions, which was promulgated on February 1, 2018, and became effective on May 1, 2018, provides provisions on operating conditions, operation rules, market exit, industrial self-regulation and legal liabilities for insurance adjusters.

The Administrative Measures for the Licenses of Banking and Insurance Institutions, which was issued by the CBIRC on April 28, 2021, and took effect from July 1, 2021, stipulate that banking and insurance institutions, including insurance brokerage companies, concurrent-business insurance agencies and other insurance intermediaries, shall, when conducting financial business, legally obtain a business license issued by the administration for market regulation.

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

An insurance adjustment assessment institution to engage in insurance adjustment assessment business, shall, within 30 days from the date of obtaining the business license, undergo the recordation formalities with the CBIRC and its local office through the regulatory information system prescribed by the CBIRC and concurrently submit paper materials as required. To operate insurance adjustment assessment business, an insurance adjustment assessment company shall satisfy the following conditions: (i) its shareholders meet the requirements stipulated in the Insurance Adjusters Provisions and make capital contribution with their self-owned, true and lawful funds instead of bank loans or non-self-owned funds in various forms; (ii) according to the business development plan, it has the working capital required for routine business operation and assumption of risks. A national institution shall have working capital of RMB2 million and a regional institution shall have working capital of RMB1 million; (iii) the custody of its working capital complies with the relevant provisions issued by the CBIRC; (iv) the business scope recorded in the business license does not exceed the scope as prescribed in Article 43 of the Insurance Adjusters Provisions; (v) its articles of association or partnership agreements comply with the relevant provisions. (vi) its company name is in conformity with the Insurance Adjusters Provisions; (vii) its board chairman, executive director and senior managers meet the qualification requirements stipulated in the Insurance Adjusters Provisions; (viii) it has established a governance structure and internal control system as stipulated by the CBIRC, and a scientifically and reasonably feasible business mode; (ix) it has a fixed premise in line with its business scale; (x) it has a business and financial information management system as stipulated by the CBIRC; and (xi) other conditions specified by laws and administrative regulations or prescribed the CBIRC.

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

Insurance intermediary institutions shall, in accordance with regulatory requirements, report regulatory matters and submit regulatory data to the CBIRC and its local counterparts in a timely manner through the relevant information system of insurance intermediary supervision. In addition, Insurance intermediaries shall, including without limitation (i) reasonably determine the security level of information systems in accordance with the relevant national cyber security level protection regulations, perform protections in accordance with the national cyber security level protection related standards, and obtain the corresponding national cyber security level protection certification; (ii) take protective measures for important data to ensure the safety of data in the process of collection, storage, transmission, use, provision, backup, restoration, and destruction, use data legally while strictly preventing data leakage, tampering and damage, and ensure data integrity, confidentiality and availability; (iii) follow the principles of lawfulness, fairness and necessity, comply with relevant national laws and administrative regulations, and comply with national standards related to personal information security when collecting, processing and applying data containing personal information; and (iv) carry out informatization training, information security training and confidentiality education regularly, sign information security and confidentiality agreements with employees, and urge employees to perform information security and confidentiality duties corresponding to their jobs.

Deposit and Professional Liability Insurance

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

Anti-money Laundering

Pursuant to the Notice of Strengthening Anti-money Laundering in Insurance Industry promulgated by the CIRC on August 10, 2010, and Administrative Measures for Anti-money Laundering Agenda in Insurance Industry promulgated on September 13, 2011, by the CIRC and became effective on October 1, 2011, the CBIRC shall organize, coordinate and direct anti-money laundering effort in insurance industry.

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

Pursuant to the Basic Service Standards for Insurance Agencies promulgated by the CIRC on January 16, 2013, the service steps and content of insurance agencies for insurance clients (consumers) include but not limited to sufficient communications with customers to understand their insurance needs, recommendation of insurance products, assistance to customers in their handling of insurance application formalities, offering of preservation service, assistance to customers in their claims, handling of complaints and so forth. An insurance agency shall: (i) make full notification and disclosure when contacting a customer for the first time; provide pre-sale service in a thoughtful and responsible manner; (ii) provide in-sale service in a comprehensive and meticulous manner; (iii) provide after-sale service in a diligent and efficient manner; (iv) assist a customer in claiming for indemnity in an appropriate and timely manner; (v) handle complaints in a timely and effective manner.

According to the Basic Service Standards for Insurance Assessment Agencies promulgated by the CIRC on January 16, 2013, the steps and contents of insurance assessment services offered by insurance assessment agencies to customers shall include, but not limited to, acceptance of entrustment to establish insurance assessment service relationship, risk assessment for the entrusting parties, survey on the subject matter after the accident, determination of responsibilities and losses, handling of insurance consumers’ complaints and so forth. Insurance assessment agencies shall: (i) make full notification and disclosure when deciding to establish an insurance assessment service relationship; (ii) conduct risk assessment in a professional and prudent manner; (iii) conduct survey in a detailed and timely manner; (iv) determine liabilities and assess losses in a conscientious and impartial manner, and conduct complete communication; (v) handle complaints in a timely and effective manner.

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

In addition, an insurance broker shall prepare standardized information booklets for customers in the course of conducting businesses. The information booklet for customers shall include the following matters: (i) name, business premises, scope of business and contact details of the insurance broker; (ii) the method for obtaining of remuneration by the insurance broker, including information on whether the insurance broker collects commission from the insurance company etc.; (iii) whether the insurance broker and its senior management personnel are a related party of an insurance company or any other insurance intermediary which relate to its brokerage businesses; and (iv) complaint channel and dispute resolution method. Unless as otherwise prescribed by the CBIRC, an insurance agency shall, during the process of engaging in business, develop and produce the client notification. A client notification shall, at a minimum, include the following: (i) name, business premise, scope of business and contact methods of the insurance agency and the insurance company; (ii) whether there is any affiliation relationship between the senior executives of a full-time insurance agency and the insurance company for which agency services are provided or another insurance intermediary institution; and (iii) complaint channel and dispute resolution method.

According to the Insurance Adjusters Provisions, an insurance adjuster may not have the following acts in handling insurance adjustment assessment business: (i) seeking illicit benefits by taking advantage of its business; (ii) permitting another institution to carry out business in its name, or carrying out business by illegally using the name of another institution; (iii) soliciting business by illicit means such as maliciously beating down prices, offering kickbacks, conducting false publicity or disparaging or defaming any other adjustment institution; (iv) accepting any business to which it is an interested party; (v) accepting the authorization of both parties to the conflict of interest respectively and conducting appraisal of the same appraisal object; (vi) issuing any false adjustment report or any adjustment report with material omission; (vii) retaining or designating a person who does not comply with the provisions to carry out adjustment business; and (viii) committing any other violation of law or administrative regulation. In addition, an insurance adjuster shall develop a standard client notification letter and present it to clients when carrying out business. A client notification letter shall, at a minimum, include the name, recordation information, business premises, scope of business, contact information, complaint channels, dispute settlement methods and other basic matters of the insurance adjuster.

According to the Administrative Measures on Insurance Clauses and Premium Rates of Life Insurers, last amended on October 19, 2015, by the CBIRC, the insurance clauses and premium rates of the following insurance types of an insurer shall be submitted to CBIRC for examination and approval prior to their launch: (i) insurance concerning public interests; (ii) insurance compulsorily enforced according to law; (iii) life insurance newly developed as required by CBIRC; and (iv) other insurance specified by the CBIRC. Types of insurance other than those listed above shall be submitted to CBIRC for record.

According to the Administrative Measures on the Insurance Clauses and Premium Rates of Property Insurance Companies, which was promulgated on February 5, 2010, by the CIRC, and became effective from April 1, 2010, and was amended on August 16, 2021, with an effective date of October 1, 2021, the insurance clauses and premium rates for types of property insurances that concern public interests or that are of a compulsory nature shall be reported by the insurance company to the CBIRC for approval in accordance with the provisions of such Measures. The insurance clauses and premium rates for other types of property insurances shall be reported by insurance companies to CBIRC or its local offices at the provincial level for record-filing.

Pursuant to the Circular on Matters Concerning Improving the Valuation Interest Rates Formation Mechanism for Liability Reserves for the Life Insurance Sector and Adjusting the Valuation Interest Rates for Liability Reserves, promulgated by the CBIRC on August 30, 2019, and took effect on the same day, the upper limit of valuation interest rates for ordinary life insurance policies issued on and after August 5, 2013, shall be the less of: (i) the annual compound interest rate of 3.5%, and (ii) the assumed interest rate, and the valuation interest rates for ordinary life insurance policies issued before August 5, 2013, will continue to follow what is specified in the original provisions.

On August 7, 2006, the CIRC promulgated the Health Insurance Management Measures, which was amended on October 31, 2019, with an effective date of December 1, 2019, pursuant to which “health insurance” refers to insurance whereby an insurance company pays insurance in the event of any insurance events due to health or medical treatment of the insured, mainly including medical insurance, sickness insurance, disability income insurance, care insurance, medical accident insurance, etc. Health insurance companies, life insurance companies and pension insurance companies established according to the relevant laws may, upon approval by the CBIRC, engage in the business of health insurance. Insurance companies other than the aforementioned may, upon approval by the CBIRC, engage in the business of short-term health insurance. In addition, an insurance company is entitled to stipulate rate adjustment for long-term medical insurance products in the insurance policies, and is required to clearly indicate the trigger conditions for the rate adjustment.

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

The CBIRC issued the Administrative Measures for the Disclosure of Information on Personal Insurance Products on November 11, 2022, and subsequently issued the Notice on Promulgation of the Information Disclosure Rules for Personal Insurance Products with a Term of More Than One Year on December 30, 2022, which will both take effect on June 30. 2023, comprehensively regulating the sales practices of personal insurance products and further enhancing the transparency of personal insurance products.

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

Pursuant to the Insurance Agents Provisions, any person who falls under any of the following circumstances shall not be appointed as a senior officer of a specialized insurance agency or the principal of a branch other than the provincial branch company: (i) having no capacity for civil conduct or limited capacity for civil conduct; (ii) having been sentenced to any criminal penalty due to corruption, bribery, encroachment of property, misappropriation of property or disrupting the socialist market order and it is less than five years since the completion of the execution of the penalty; or having been deprived of political rights due to any crime and it is less than five years since the completion of the execution of the penalty; (iii) serving as a director, factory director or manager of a bankrupt and liquidated company or enterprise and being personally responsible for the bankruptcy of such company or enterprise, where not more than three years have elapsed since the completion of the bankruptcy and liquidation; (iv) having served as the legal representative of a company or enterprise whose business license has been revoked or which has been ordered to close down due to a violation of law and being personally liable, and it is less than three years since the date of revocation of the business license; (v) having served as the director, supervisor or senior officer of an insurance company or insurance intermediary whose permit is revoked as a result of violation of laws and being personally liable or having direct leadership liability for the revocation of the permit, and it is less than three years since the date of revocation of the permit; (vi) having served as a director, supervisor or senior officer of a financial institution whose appointment qualifications have been revoked by the financial regulatory authorities due to illegal or disciplinary offense and it is less than five years since the date of revocation of appointment qualifications; (vii) having been barred from the financial industry by the financial regulatory authorities for a certain period of time and such period has not expired yet; (viii) having been warned or fined less than two years by the financial regulatory authorities; (ix) having been investigated by the judicial authorities, disciplinary inspection authorities or financial regulatory authorities; (x) having failed to repay a relatively large amount of personal debt due; (xi) having been identified by the relevant State agencies as a subject of joint punishment for dishonesty and shall be punished in the insurance sector due to a serious dishonest conduct, or having other bad records of serious dishonest conduct within the past five years; or (xii) any other circumstances stipulated by laws, administrative regulations and the provisions of the CBIRC.

According to the Insurance Adjusters Provisions, senior officers of an insurance adjuster refer to the following persons: (i) the general manager and deputy general manager of an insurance adjustment assessment company; (ii) the executive partner of an insurance adjustment assessment partnership; (iii) the primary person in charge of a branch; and (iv) executives who have the same function and power as the aforesaid personnel.

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

In 2019, the CBIRC has deployed and carried out the practice registration and audit work for the practitioners of insurance professional intermediaries. In order to improve the management of employees of insurance professional intermediaries. On May 12, 2020, the CBIRC enacted Notice of the General Office of the CBIRC on Strengthening the Management of Employees of Insurance Professional Intermediaries, which requires the insurance professional intermediaries to meet the following conditions: (i) fully assuming the responsibility of the management; (ii) strengthening the overall management of employees; (iii) strictly controlling the recruitment, training and integrity management of employees; and (iv) establishing a grading system of sales ability of employees. The CBIRC shall also strictly supervise the management of employees of insurance professional intermediaries and make insurance professional intermediaries accountable.

Reward and Incentive

Pursuant to the Notice on Strictly Regulating Incentive Measures of Insurance Intermediaries promulgated on November 15, 2010, by the CIRC, professional insurance intermediaries may only implement equity incentive measures for sales personnel of more than two consecutive years of practice experience within such intermediaries, and may not arbitrarily expand the scope of equity incentives for rapid business growth. In implementing incentives, professional insurance intermediaries may not conduct deceptive or misleading promotion for the incentive program, including exaggeration or arbitrarily promising uncertain earning from future listing; may not induce sales personnel to purchase self-insurance or purchase insurance with borrowings for incentives; may not offer client equity in name of incentive as consideration for illicit interests.

According to the Circular on Further Regulating the Incentive Plans of Professional Insurance Intermediary Institutions, promulgated on February 28, 2012, by the CIRC, all professional insurance intermediary institutions shall not, by way of connecting the equity incentive plan with their listing and exaggerating proceeds brought by their listing and other means, induce any of the general public to become a salesperson, or induce salespersons or clients to buy insurance products which are inconsistent with their actual insurance needs.

Regulations on Mobile Internet

Internet Business

Pursuant to the Administrative Measures for Internet Information Service released by the State Council on September 25, 2000, and amended on January 8, 2011, and the Administration Measures for Not-for-profit online Information Service Registration released on February 8, 2005, by the Ministry of Information Industry (currently known as the Ministry of Industry and Information Technology), and effective from March 20, 2005, Internet information service is classified into for-profit and not-for-profit categories. For-profit Internet information service refers to service activities of compensated provision to online users through the internet of information or website production. Not-for-profit Internet information service refers to service activities of non-compensated provision to online subscribers through the internet of information that is in the public domain and openly accessible. The national government has installed permit system for for-profit Internet information service and filing system for not-for-profit Internet information service. Not-for-profit Internet information service within the territory of the PRC should file for registration with telecommunication administration authority of the province in which it is located. Not-for-profit Internet information service provider should log onto the registration management system of the Ministry of Information Industry at designated time each year to go through the annual verification procedures.

Online Insurance Business

In December 2020, Regulatory Measures for Online Insurance Business, or the Measures, was promulgated by the CBIRC, which sets the standards of services, business, operations and sale of online insurance.

Pursuant to the Measures, insurance institutions that conduct internet insurance services shall, among other requirements: (i) locate the online insurance service access in the People’s Republic of China; (ii) set up the information management system and core business system to support the operation of online insurance business; (iii) establish solid network security monitoring, notification, emergency disposal, and network security protection methods; (iv) file the network security classification; (v) have IT systems equipped with insurance sales or insurance application functions that are certified as Safety Level III Computer Information Systems; (vi) establish legal and compliant marketing model and service system; (vi) establish online insurance business management department with corresponding professional staffs; and (vii) use professional insurance intermediaries that are national institutions. The Measures requires online insurance transactions to be conducted through online surfaces operated by insurance institutions only. An insurance institution that conducts online insurance business shall (i) build an official website, specifying specific information in a prominent position on its self-operated online platform for online insurance business operation, creating pages for transactions and displaying the details of internet insurance products according to the Measures and other relevant rules; (ii) sell internet insurance products or provide insurance brokerage and insurance loss adjustment services via its own self-operated online platform or via self-operated online platforms of other insurance institutions, and the insurance application page shall belong to its self-operated online platform. In addition, no insurance institution may, in internet insurance sales or brokerage activities, pay commission or labor remuneration directly or in a disguised way to any person who has not yet carried out practice registration with the institution.

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

Third Party Information Protection

Protection Provisions on the Technical Measures for the Protection of the Security of the Internet promulgated by the Ministry of Public Security effective on March 1, 2006, provide initial requirements on supervising the security of Internet information. The providers of the Internet services and entity users of the network shall establish a corresponding management system. The information as registered by users shall not be publicized or divulged without the approval of the users, unless it is otherwise specified by any law or administrative regulation. The providers of the Internet services and entity users of the network shall adopt technical measures for the protection of the Internet security according to law and shall not take technical measures to injure the users’ freedom and confidentiality of communication under the pretext of protecting the security of the Internet.

Decision on Strengthening Information Protection on Networks promulgated by the SCNPC on December 28, 2012, and effective on the same day provides basic principles for protecting electronic information by which individual citizens can be identified and which involves the individual privacy of citizens.

Provisions on Protecting the Personal Information of Telecommunications and Internet Users promulgated by the Ministry of Industry and Information Technology, or the MIIT on July 16, 2013, and effective on September 1, 2013, further improve the personal information protection system of telecommunications and Internet industries and specify the scope and obligation subjects of personal information protection of telecommunications and Internet users, rules on collection and use of users’ personal information by telecommunications service operators and providers of Internet information services and agent management and information security guarantee measures. The providers of the Internet services and entity users of the network shall establish a corresponding administration system. The information as registered by users shall not be publicized or divulged without the approval of the users, unless as otherwise compelled by any law or administrative regulation.

According to the Network Security Law of the PRC promulgated by the SCNPC on November 7, 2016, and effective on June 1, 2017, network service providers, in their business operation and provision of services, must observe laws and regulations and perform the obligation of ensuring network security, effectively respond to cybersecurity incidents, prevent illegal activities, and maintain the integrity, confidentiality and availability of network data.

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

According to the Notice on Further Regulating Matters Concerning Internet Personal Insurance Business issued by the CBIRC on October 12, 2021, insurance companies carrying out Internet personal insurance business shall establish and improve the business retracing mechanism. Insurance companies shall retrace online personal insurance business as required, pay close attention to key indicators such as loss ratio, incidence ratio, expense ratio, surrender ratio, and rate of return on investment, retrace the deviation between actual operating conditions and actuarial assumption, and take the initiative to adopt measures such as paying attention, adjustment and improvement, proactive reporting and information disclosure. The chief actuary of an insurance company shall be the person who is directly responsible for the retracing work of the Internet personal insurance business, and organize and implement the retracing work as required, to ensure that the data used are comprehensive and authentic, the calculation methods conform to the actuarial principle, and the rectification measures are timely and effective.

According to the Insurance Brokerages Provisions, an insurance broker and its practitioners shall not disclose trade secrets of the insurer, the applicant and the insured known during the business activities.

On December 26, 2022, the CBIRC promulgated the Administrative Measures for the Protection of Consumers’ Rights and Interests by banking and Insurance Institutions which became effective on March 1, 2023, standardizing the operational behavior of banking and insurance institutions and emphasizing the establishment of a long-term mechanism. From the perspective of behavior norms, the Measures comprehensively cover the eight basic rights of consumers. Banking and insurance institutions shall include the protection of consumers’ rights and interests in their strategies on corporate governance, corporate culture development and business development, establish and improve systems and mechanisms for the protection of consumers’ rights and interests, and implement the requirements for the protection of consumers’ rights and interests throughout all links of business process. Moreover, banking and insurance institutions shall establish and improve their working mechanisms for complaint handling, their internal assessment mechanism and a normalized and standardized internal audit mechanism for the protection of consumers’ rights and interests.

Regulations on Mobile Internet Applications Information Services

According to the Administrative Provisions on Mobile Internet Applications Information Services, which were promulgated by the Cyberspace Administration of China on June 28, 2016, became effective on August 1, and amended on June 14, 2022, with an effective date of August 1, 2022. App providers shall strictly fulfill their responsibilities of information security management, and perform the following duties: (i) conduct real identity information authentication based on mobile phone numbers, identity document numbers or unified social credit codes for users who apply for registration; (ii) be responsible for the results of the presentation of information content, shall not produce or disseminate illegal information, and shall consciously prevent and resist harmful information; (iii) not induce users to download Apps by means of false advertisement, bundled downloads, or other acts, or via machine or manual click farming and comment control, or by using illegal and harmful information; (iv) immediately take remedial measures, promptly notify users and report the same to the relevant competent authorities in accordance with regulations when an APP has risks such as security defects and vulnerabilities; (v) perform the obligation of ensuring data security, establish a sound whole-process data security management system, take technical measures to ensure data security and other security measures, strengthen risk monitoring, and shall not endanger national security or public interests, or damage the legitimate rights and interests of others when carrying out APP data processing activities; and (vi) formulate and disclose management rules, and sign service agreements with registered users to clarify the relevant rights and obligations of both parties.

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

In December 2015, the Standing Committee of the National People’s Congress promulgated the Anti-Terrorism Law of the PRC, or the Anti-Terrorism Law, which took effect on January 1, 2016, and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

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

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law was recently promulgated and has not yet taken effect, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law.

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

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offenses shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On December 31, 2021, the CAC and three other governmental authorities jointly published the Administrative Provisions on Internet Information Service Algorithm Recommendation, or the Algorithm Recommendation Provisions, which became effective on March 1, 2022. The Algorithm Recommendation Provisions implements classification and hierarchical management for algorithm recommendation service providers based on varies criteria, and stipulates, among others, that algorithm recommendation service providers with public opinion attributes or social mobilization capabilities shall file with the CAC within ten business days from the date of providing such services.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer which became effective on September 1, 2022. The measures requires that any data processor who processes or exports personal information exceeding a certain volume threshold pursuant to the measures shall, through the local cyberspace administration at the provincial level, apply for a security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) important data will be provided overseas by any data processor; (ii) personal information will be provided overseas by any operator of critical information infrastructure or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) personal information will be provided overseas by any data processor who has provided the personal information of more than 100,000 individuals in aggregate or has provided the sensitive personal information of more than 10,000 individuals in aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks involved in the outbound data transfer. The security assessment of a cross-border data transfer shall focus on assessing the risks that may be brought about by the cross-border data transfer concerning national security, public interests, or the lawful rights and interests of individuals or organizations.

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

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

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

Regulations on Foreign Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules of the PRC, or the Foreign Exchange Administration Rules. The Foreign Exchange Administration Rules were promulgated by the State Council on January 29, 1996, and became effective on April 1, 1996, and were subsequently amended on January 14, 1997, and August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless the prior approval by the competent authorities for the administration of foreign exchange is obtained.

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

According to the Circular on the Management of Offshore Investment and Financing and Round Trip Investment By Domestic Residents through Special Purpose Vehicles, or the Circular 37, which is promulgated on July 4, 2014, and became effective on the same day. Under the Circular 37, (i) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or an overseas SPV, that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (ii) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the overseas SPV, including, among other things, a change in the overseas SPV’ s PRC resident shareholder, name of the overseas SPV, term of operation, or any increase or reduction of the contributions by the PRC resident, share transfer or swap, and merger or division. Failure to comply with the registration procedures set forth in Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Pursuant to Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, which was promulgated on February 13, 2015, and implemented on June 1, 2015, and amended on December 30, 2019, the initial foreign exchange registration for establishing or taking control of a SPV by domestic residents can be conducted with a qualified bank, instead of the local foreign exchange bureau.

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt, which was promulgated by SAFE on September 24, 1997, and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOFCOM which became effective on March 1, 2003, loans by foreign companies to their subsidiaries in the PRC, which accordingly are foreign-invested enterprises, are considered foreign debts.

Pursuant to the Measures for the Administration of Foreign Debt Registration, together with the Guidelines on the Administration of Foreign Debt Registration, both issued by SAFE on April 28, 2013, and amended on May 4, 2015, April 26, 2016, and June 9, 2016, the Notice on Matters concerning the Macro Prudential Administration of Full-Covered Cross Border Financing issued by the PBOC on January 12, 2017, the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing promulgated by the PBOC and the SAFE on March 12, 2020, the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting Macro-prudential Regulation Parameter for Cross-border Financing of Enterprises promulgated by the PBOC and the SAFE on January 7, 2021, and the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting Macro-prudential Regulation Parameter for Cross-border Financing in October 2022, the total amount of accumulated foreign debt borrowed by an enterprise is subject to an upper limit of the difference between its registered capital and its total investment amount, or 2.5 times, or the then applicable statutory multiple, of the amount of its audited net assets, at its election, and the foreign-invested enterprise is required to file with SAFE after entering into relevant foreign debt contract and within at least three business days before drawing any money from the foreign debts.

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

On February 17, 2023, the CSRC issued the Overseas Listing Filing Rules, which took effect on March 31, 2023. According to the Overseas Listing Filing Rules, the overseas offering and listing by a PRC domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year, where any index accounts for more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the main links of business activities carried out in mainland China or the main place of business is in mainland China, or the senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in mainland China. According to the Overseas Listing Filing Rules, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (iv) if, the domestic enterprise is under investigation according to law for suspected crimes or major violations of laws and regulations, but no clear conclusions have been reached; (v) if there are material ownership disputes over the equity held by the controlling shareholder, or controlled by the controlling shareholder or the actual controller.

According to the Overseas Listing Filing Rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering in the same foreign market within three business days after completion of the follow-on offering, (iii) with respect to the assets of a domestic company are directly or indirectly listed overseas through one or more acquisitions, share swap, transfer or other transaction arrangements, the domestic company shall file with the CSRC in accordance with (i), in the case does not involve the submission of application documents abroad, within three business days after the first public announcement of the transaction. Non-compliance with the Overseas Listing Filing Rules or an overseas listing completed in breach of the Overseas Listing Filing Rules may result in a warning on the relevant domestic companies and a fine of RMB1 million to RMB10 million on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB500,000 to RMB5,000,000. The controlling shareholders or actual controllers of the domestic company organize or instigate the relevant illegal acts, or conceals relevant matters resulting in the illegal acts, may be fined between RMB 1 million to RMB10 million.

On February 24, 2023, the CSRC and the relevant government authorities released the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the provisions. The provisions provide that, among other things, (i) in the course of overseas issuance and listing of domestic enterprises, domestic enterprises and securities companies and securities service agencies which provide the corresponding services shall strictly comply with the relevant laws and regulations of the People’s Republic of China and the requirements of these Provisions, strengthen legal awareness of confidentiality of State secrets and archives administration, establish a sound system for confidentiality and archives work, adopt the requisite measures to perform the responsibilities of confidentiality and archives administration, and shall not divulge State secrets and work secrets of State agencies or harm State and public interests; (ii) to provide accounting records or photocopies of accounting records to entities and individuals such as the relevant securities companies, securities service agencies and overseas regulatory authorities, a domestic enterprise shall perform the corresponding procedures in accordance with the relevant provisions of the State; (iii) the working papers formed within the territory of China by the securities companies and securities service agencies that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be stored within the territory of China. Those that need to transmit working papers outbound shall go through examination and approval formalities in accordance with the relevant provisions of the State.

Regulations on Intellectual Property

Trademark

Pursuant to the Trademark Law of the PRC, which was most recently amended on April 23, 2019, and took effect on November 1, 2019, the valid period for registered trademark is ten years from the date of registration; to renew trademark registration upon expiration, the trademark registrant should follow the provisions to manage renewal 12 months before expiration; if it is not processed within the period, a six-month extension period shall be given. Valid period for each renewal is ten years from the next day after the previous expiration date. If renewal is not obtained after expiration, the trademark shall be canceled. Business administration authority shall sanction any infringement of trademark by law; where suspected crime is involved, the perpetrator shall be promptly apprehended by judicial agency for legal proceedings.

Copyright

Pursuant to the Copyright Law of the PRC most recently amended on November 11, 2020, and took effect on June 1, 2021, Chinese citizens, legal person or any other organization shall be entitled to copyright of its work by this law whether or not such work is published or not. Copyright covers the following forms of creative works: literature, art, natural science, engineering technology works, writing, narration, music, drama, opera, dance and acrobatic works, fine art and architectural works, photography, audio-visual works, drawings of engineering designs and product designs, maps, illustrations, other graphic works and model works; computer software and other intellectual creations that meet the characteristics of works. Perpetrator infringing on copyright or copyright related rights shall be held liable for actual damages to obligee, and may be fined, and the illegal gains, pirate copies and properties used for illegal activities may be confiscated.

Domain Name

Pursuant to the Internet Domain Name Management Measures released by the MIIT on August 24, 2017, and effective on November 1, 2017, domain name registration shall be conducted through domain name registration management service institutions, on the basis of “first apply first register,” unless otherwise specified by the implementation rules for a particular domain name. Domain name registration management service institution should enter into individual domain name registration agreement with the applicant. The domain name holder should notify domain name registration management service institution any alteration in registration information other than that of the holder and apply for registration information change within 30 days after the alteration according to alteration recognition method selected at application.

Patents

Pursuant to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC, most recently amended on October 17, 2020, and took effect on June 1, 2021, and the Implementation Rules for the Patent Law of the PRC promulgated by the State Council, patents are categorized into invention, utility model and appearance design. The patent right period for invention is 20 years from the date of application, the patent right period for utility model is ten years from the date of application and the patent right period for appearance design is fifteen years from the date of application. The Patent Law and its Implementation Rules stipulate that a patentee’s patent right entitlement is protected by law.

Regulations on Tax

Corporate Income Tax

Pursuant to the EIT Law of the PRC effective on January 1, 2008, and amended on December 29, 2018, and the Implementation Provisions for the EIT Law of the PRC effective on April 23, 2019, companies are classified into resident companies and non-resident companies. Corporate Income Tax rate is 25%, or 20% for non-resident company which hasn’t set up an organization or an operating site, or its income from established organization or operating side is not connected to such organization or site, judging by the source of its income within the PRC territory. High and new technology companies encouraged by the government shall be accorded with 15% income tax.

Pursuant to the Announcement on Issues Regarding Implementation of Preferential Income Tax Policy for High and New Technology Companies released on June 19, 2017, by State Administration of Taxation or the SAT, company qualified as high or new technology company shall enjoy preferential tax from the year indicated on the certificate for high and new technology company, and file for registration with taxation agency of jurisdiction according to relevant provisions. On expiration of the qualification as high and new technology company, income tax shall be temporarily levied pursuant to a preferential tax rate of 15% before renewal of the qualification; if such qualification is not obtained before the end of the year, the difference between the preferential tax rate and the regular tax rate should be paid according to applicable provisions.

Withholding Income Tax

Pursuant to the Arrangement between Mainland and Hong Kong S.A.R. Regarding Avoidance of Double Taxation on Income and Prevention of Tax Evasion agreed between SAT and Hong Kong S.A.R. on August 21, 2006, and certain relevant conventions implemented as of June 11, 2008, December 20, 2010, December 29, 2015, and December 6, 2019, if Hong Kong resident holds at least 25% of the registered capital of a company in China, the withholding income tax rate applicable to the Chinese company for dividends payable to the Hong Kong resident is 5%. In all other cases, the withholding income tax rate applicable to the Chinese company for dividends payable to the Hong Kong resident is 10%.

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

The Measures for the Exemption of Value-Added Tax from Cross-Border Taxable Activities in the Collection of Value-Added Tax in Lieu of Business Tax (for Trial Implementation), which was promulgated on May 6, 2016, by the SAT, and revised according to the Notice of State Administration of Taxation on Revising Some Normative Documents on Taxation on June 15, 2018, provides that if a domestic enterprise provides cross-border taxable activities such as professional technology services, technology transfer, software service etc., the above mentioned cross-border taxable activities shall be exempted from the VAT.

On March 23, 2016, the MOF and the SAT jointly issued the Circular of Full Implementation of Business Tax to Value-added Tax Reform which confirms that business tax will be completely replaced by the VAT from May 1, 2016.

Pursuant to Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates issued by the MOF and SAT on April 4, 2018, and effective on May 1, 2018, the applicable VAT for VAT-taxable sales activities or imported goods are adjusted respectively from 17% and 11% to 16% and 10%.

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

Pursuant to the Labor Law of the PRC implemented on January 1, 1995, and last amended on December 29, 2018, by the SCNPC, enterprises and institutions must establish and improve work safety and health system, strictly enforce national regulations and standards on work safety and health, and carry out work safety and health education for workers. Working safety and health facilities must meet national standard. Enterprises and institutions must provide workers with working safety and health conditions that satisfy national provisions and relevant articles on labor protection.

Pursuant to the Labor Contract Law of the PRC effective on January 1, 2008, and amended on December 28, 2012, by the SCNPC, or the Labor Contract Law, enterprise or organization which will establish or has established employment relationship with workers should make it official with written employment contract. No enterprise or institution may force workers to work overtime, and employer should pay over-time fee to workers in line with applicable national provisions.

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

Social Insurance and Housing Provision

Pursuant to the Work-related Injury Insurance Regulations effective on January 1, 2004, and amended on December 20, 2010, by the State Council, and Provisional Measures for Enterprise Employee Birth Insurance released on December 14, 1994, by Labor Ministry (now the Ministry of Human Resources and Social Security), the Decision on the Establishment of Unified Basic Pension System for Enterprise Employees released on July 16, 1997, by the State Council, the Decision on the Establishment of Basic Medical Insurance System for Urban Employees promulgated by the State Council on December 14, 1998, the Regulations on Unemployment Insurance released by the State Council on January 22, 1999, the Provisional Regulations on the Collection and Payment of Social Insurance Premiums released by the State Council on January 22, 1999, and revised on March 24, 2019, and the Social Insurance Law of the PRC effective on July 1, 2011, and amended on December 29, 2018, by the SCNPC, employer should purchase social insurance policies for its employees, including basic pension policy, basic medical insurance policy, unemployment insurance policy, maternity insurance policy and work-related injury insurance policy. Employer failing to make timely and full payment for social insurance for its employees shall be demanded by social security authority of jurisdiction to furnish payment plus the late fee within designated time period. If such employer shall fail to make up for the late fee within designated time period, related administrative department shall impose punitive measures on the employer.

Pursuant to Regulations on Housing Provision Regulations released in 1999 and amended on March 24, 2002, and March 24, 2019 by the State Council, enterprises should file for housing provision payment registration with the Housing Provision Management Center, and set up housing provision account for employees at trusted bank after audited by the Housing Provision Management Center. Enterprises should make timely and full payment for the employee housing provision.

C.	Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries, the VIE and its material subsidiaries as of the date of this annual report:

Note:

(1)

Shareholders of Shenzhen Huiye Tianze Investment Holding Co., Ltd., or Huiye Tianze, are: (1) Shenzhen Huidecheng Investment Development Limited Partnership and Shenzhen Huideli Consulting Management Limited Partnership, both as our PRC ESOP holding entities, holding an aggregate of 49.43% shares in Huiye Tianze; (2) PRC holding entities of the shareholders of our Cayman Islands holding company, holding an aggregate of 50.57% shares in Huiye Tianze.

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

Below is a summary of the VIE contractual arrangements:

Agreements that Provide us with Effective Control over the VIE

Power of Attorney. On June 6, 2019, each shareholder of the VIE signed a Power of Attorney, pursuant to which each shareholder of the VIE irrevocably authorized our WFOE or any person designated by our WFOE to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE, including but not limited to the right to convene and attend shareholders’ meetings, sell, transfer or pledge any of the VIE’s assets, vote on any resolution that requires a shareholder vote, such as the appointment of legal representative, directors, and officers, as well as other shareholders’ voting rights permitted by the articles of association of the VIE. The shareholders’ power of attorney will remain effective until the earlier of (i) the date on which the shareholders are no longer registered shareholders of the VIE; (ii) the expiration date of the VIE; or (iii) the expiration date of term of operation after it has been legally extended (if any), unless otherwise instructed by our WFOE in writing.

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

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure— If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to insurance brokerage, insurance agent and the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations..”

D.	Property, Plants and Equipment

Our corporate headquarter is located in Shenzhen, China. We lease office spaces in Shenzhen, Hefei, Chengdu, Beijing, Shanghai, Guangzhou, Nanjing, Suzhou, Zhengzhou, Xi’an, Hangzhou, Wuhan, Wuxi, Quanzhou, Nanchang, Huhehaote, Changchun, Shijiazhuang and Hong Kong from unrelated third parties under operating lease agreements, and we do not hold any facilities of our own. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company-specific factors, including the following major factors:

Offering of a Distinguishable and Popular Insurance Product Mix

We primarily generate revenues from earning brokerage income by distributing insurance products underwritten by our insurer partners. We currently distribute two major categories of insurance products on our platform: (i) life and health insurance products, including long-term health insurance products, short-term health insurance products, annuity insurance products and other life insurance products; (ii) property & casualty insurance products, including travel insurance products, individual casualty insurance products and corporate insurance products. Between the two categories, life and health insurance products accounted for 95.6%, 96.5% and 95.4% of the GWP we facilitated in 2020, 2021 and 2022, respectively.

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

We believe that with the rising insurance awareness in China, insurance clients favor customized insurance products that cater to their personalized protection needs. We stay abreast of market trends and have deep insights in unmet needs of insurance clients. To address such needs, we cooperate with our insurer partners to design and develop tailor-made insurance products, which contribute significantly to the GWP we facilitate, and further, to our revenues from commission fees. In 2022, approximately 64.8% of the GWP facilitated through our platform were contributed by tailor-made insurance products that we developed together with our insurer partners.

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

Relationship with Our Insurer Partners

As of December 31, 2022, we had effective contracts with 106 insurer partners, including 64 life and health insurance companies and 42 property & casualty insurance companies. We cooperate with our insurer partners to offer their standard insurance products or to design and develop tailor-made insurance products. We need to keep the growth of our business, brand influence and risk management capabilities so as to strengthen the cooperation with our existing insurer partners while attracting more insurance companies to build cooperative relationships with us. Our growth will also allow us to hold stronger bargaining power and be able to negotiate favorable terms in our business cooperation with insurer partners. We plan to diversify and expand the number of insurer partners we work with to manage any potential concentration risk. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 63.0%, 78.4% and 56.5% of our total operating revenue in 2020, 2021 and 2022, respectively. We plan to adjust the structure of insurer partners we work with to an extent that is suitable for our long-term growth, while exposes us to limited concentration risk.

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

Impact of COVID-19 on Our Operations and Financial Performance

The majority of our revenues are derived from brokerage income from commission fees generated from facilitating sales of insurance products underwritten by our insurer partners through our platform. Our results of operations and financial condition in 2022 were affected by the COVID-19 pandemic, and may continue to be affected by the COVID-19 pandemic in 2023 and potentially beyond. COVID-19 has impact on China’s insurance industry in general and the distribution of insurance products of our company. The extent to which COVID-19 impacts our results of operations in the future will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the Chinese and global economy in general. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business, financial condition and results of operations have been, and may continue to be, adversely affected by the COVID-19 pandemic.”

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

As of December 31, 2022, we had RMB277.2 million (US$40.2 million) and RMB98.9 million (US$14.3 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash. Our restricted cash primarily consists of unremitted net insurance premiums, pledged deposits for the loan of two of our subsidiaries, and guarantee deposit.

We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

Key Operating Metrics

We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The principal operating metrics we consider are set forth in the table below:

	2020	2021	2022
Cumulative number of insurance clients (million)	6.8	7.5	8.4
GWP facilitated (million RMB)	3,019.9	5,018.2	4,907.9
First year premiums (million RMB)	1,567.9	3,123.8	1,846.6
Renewal premiums (million RMB)	1,452.0	1,894.4	3,061.3

Key Components of Our Results of Operations

Revenues

Our revenues are derived from providing insurance brokerage services to our insurer partners, and are comprised of brokerage income and other income. The following table sets forth the components of our revenues by amounts and percentages of our total operating revenue for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenue:
Brokerage income	1,215,434	99.6	2,232,253	99.4	1,108,652	160,739	95.7
Life and health insurance business	1,166,118	95.6	2,170,767	96.7	1,046,469	151,723	90.3
Property & casualty insurance business	49,316	4.0	61,486	2.7	62,183	9,016	5.4
Other income	4,788	0.4	12,763	0.6	49,256	7,141	4.3

Total operating revenue	1,220,222	100.0	2,245,016	100.0	1,157,908	167,880	100.0

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

Commission fees earned from life and health insurance products have been our primary source of revenues in recent years. Commission fees earned from life and health insurance products accounted for 95.9%, 97.2% and 94.4% of our total brokerage income in 2020, 2021 and 2022, respectively. As we plan to enhance our focus on life and health insurance products, particularly long-term health insurance products and further improve our product design capabilities, we expect life and health insurance products to continue to be a major contributor to our revenues.

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

Operating Costs and Expenses

Operating costs and expenses consist primarily of cost of revenue, selling expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total operating cost and expenses for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB		RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Cost of revenue	(813,507)	(65.3)	(1,688,087)	(71.5)	(706,009)	(102,361)	(58.7)
Other cost	(2,846)	(0.2)	(2,670)	(0.1)	(28,282)	(4,101)	(2.4)

Total operating costs	(816,353)	(65.5)	(1,690,757)	(71.6)	(734,291)	(106,462)	(61.1)
Selling expenses	(230,438)	(18.5)	(350,573)	(14.9)	(231,664)	(33,588)	(19.3)
General and administrative expenses	(150,207)	(12.1)	(197,619)	(8.4)	(154,715)	(22,432)	(12.9)
Research and development expenses	(49,135)	(3.9)	(120,478)	(5.1)	(80,911)	(11,731)	(6.7)

Total operating costs and expenses	(1,246,133)	(100.0)	(2,359,427)	(100.0)	(1,201,581)	(174,213)	(100.0)

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share and per share data)
Operating revenue:
Brokerage income	1,215,434	99.6	2,232,253	99.4	1,108,652	160,739	95.7
Other income	4,788	0.4	12,763	0.6	49,256	7,141	4.3

Total operating revenue	1,220,222	100.0	2,245,016	100.0	1,157,908	167,880	100.0

Operating costs and expenses:
Cost of revenue(1)	(813,507)	(66.7)	(1,688,087)	(75.2)	(706,009)	(102,361)	(61.0)
Other cost	(2,846)	(0.2)	(2,670)	(0.1)	(28,282)	(4,101)	(2.4)

Total operating costs	(816,353)	(66.9)	(1,690,757)	(75.3)	(734,291)	(106,462)	(63.4)
Selling expenses(1)	(230,438)	(18.9)	(350,573)	(15.6)	(231,664)	(33,588)	(20.0)
General and administrative expenses(1)	(150,207)	(12.3)	(197,619)	(8.8)	(154,715)	(22,432)	(13.4)
Research and development expenses(1)	(49,135)	(4.0)	(120,478)	(5.4)	(80,911)	(11,731)	(7.0)

Total operating costs and expenses	(1,246,133)	(102.1)	(2,359,427)	(105.1)	(1,201,581)	(174,213)	(103.8)

Operating (loss)/profit	(25,911)	(2.1)	(114,411)	(5.1)	(43,673)	(6,333)	(3.8)

Other income/(expenses):
Interest income/(expenses)	(1,157)	(0.1)	(3,206)	(0.1)	(5,062)	(734)	(0.4)
Unrealized exchange income/(loss)	(9)	(0.0)	(59)	(0.0)	(79)	(11)	(0.0)
Investment income	137	0.0	(5,328)	(0.2)	(2,216)	(321)	(0.2)
Others, net	10,177	0.8	12,627	0.5	19,490	2,826	1.7

(Loss)/profit before income tax, and share of income of equity method investee	(16,763)	(1.4)	(110,377)	(4.9)	(31,540)	(4,573)	(2.7)
Income tax expense	(1,768)	(0.1)	—	—	—	—	—

Share of income/(loss) of equity method investee	239	0.0	2,660	0.1	(2,200)	(319)	(0.2)

Net (loss)/profit	(18,292)	(1.5)	(107,717)	(4.8)	(33,740)	(4,892)	(2.9)

Note:

(1)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue	410	(387)	11	2
Selling expenses	10,642	(475)	1,041	151
General and administrative expenses	40,820	(665)	9,151	1,327
Research and development expenses	381	(297)	208	30

Total	52,253	(1,824)	10,411	1,510

Year ended December 31, 2022 compared to year ended December 31, 2021

Operating Revenue

Our total operating revenue decreased by 48.4% from RMB2,245.0 million in 2021 to RMB1,157.9 million (US$167.9 million) in 2022. This decrease was driven by the decrease in our brokerage income from RMB2,232.3 million in 2021 to RMB1,108.7 million in 2022.

The decrease of brokerage income was primarily due to the 40.9% decrease in first year premium, or FYP, facilitated through our platform from RMB3,123.8 million in 2021 to RMB1,846.6 million in 2022.

Operating cost and expenses

Our total operating cost and expenses decreased by 49.1% from RMB2,359.4 million in 2021 to RMB1,201.6 million (US$174.2 million) in 2022. This decrease was primarily due to the strategy of improving operational efficiency by executing disciplined cost control measures and implementing our group-wide organizational structure optimization in 2022.

Cost of revenue. Our cost of revenue decreased by 58.2% from RMB1,688.1 million in 2021 to RMB706.0 million (US$102.4 million) in 2022, primarily attributable to the decrease in channel cost paid to our user traffic channels for our indirect marketing.

Other cost. Our other cost increased by 948.1% from RMB2.7 million in 2021 to RMB28.3 million (US$4.1 million) in 2022, primarily attributable to the increase in the project expenses of our technology service business.

Selling expenses. Our selling expenses decreased by 33.9% from RMB350.6 million in 2021 to RMB231.7 million (US$33.6 million) in 2022, accounting for 15.6% and 20.0% of the total operating revenue of the respective year, primarily attributable to the decrease in advertising and marketing expenses, as well as the decrease in the number of personnel of sales function.

General and administrative expenses. Our general and administrative expenses decreased by 21.7% from RMB197.6 million in 2021 to RMB154.7 million (US$22.4 million) in 2022, accounting for 8.8% and 13.4% of the total operating revenue of the respective year, primarily attributable to the decrease in salaries and employment benefits from RMB87.3 million in 2021 to RMB59.5 million in 2022, which was due to a decrease in the number of personnel of general and administrative function, as well as decreased professional service expenses.

Research and development expenses. Our research and development expenses decreased by 32.8% from RMB120.5 million in 2021 to RMB80.9 million (US$11.7 million) in 2022, accounting for 5.4% and 7.0% of the total operating revenue of the respective period, primarily attributable to the decrease in the number of research and development personnel in 2022.

Operating loss

As a result of the foregoing, we recorded an operating loss of RMB43.7 million (US$6.3 million) in 2022, as compared to RMB114.4 million in 2021.

Other income

We recorded other income of RMB49.3 million (US$7.1 million) in 2022, compared to RMB12.8 million in 2021. This increase was primarily due to the increase in technology development service income and consulting service income.

Net loss

As a result of the foregoing, we recorded a net loss of RMB33.7 million (US$4.9 million) in 2022, compared to RMB107.7 million in 2021.

Year ended December 31, 2021 compared to year ended December 31, 2020

Operating Revenue

Our total operating revenue increased by 84.0% from RMB1,220.2 million in 2020 to RMB2,245.0 million in 2021. This increase was driven by the growth in our brokerage income from RMB1,215.4 million in 2020 to RMB2,232.3 million in 2021.

The increase of brokerage income was primarily due to the 66.2% increase in the total GWP facilitated through our platform from RMB3,019.9 million in 2020 to RMB5,018.2 million in 2021, of which first year premium, or FYP, increased by 99.2% from RMB1,567.9 million in 2020 to RMB3,123.8 million in 2021.

Operating cost and expenses

Our total operating cost and expenses increased by 89.3% from RMB1,246.1 million in 2020 to RMB2,359.4 million in 2021. This increase was primarily due to the increase in our cost of revenue resulting from our continued strategy of expanding client base and boosting insurance product sales in 2021.

Cost of revenue. Our cost of revenue increased by 107.5% from RMB813.5 million in 2020 to RMB1,688.1 million in 2021, primarily attributable to the increase in channel cost paid to our user traffic channels for our indirect marketing. The increase was largely in line with the growth of our business scale, as we obtained more user traffic through our user traffic channels as a result of our enhanced indirect client acquisition efforts in 2021.

Other cost. Our other cost decreased by 6.2% from RMB2.8 million in 2020 to RMB2.7 million in 2021.

Selling expenses. Our selling expenses increased by 52.1% from RMB230.4 million in 2020 to RMB350.6 million in 2021, accounting for 18.9% and 15.6% of the total operating revenue of the respective year, primarily attributable to the increase in the number of personnel of sales function, as well as the increase in advertising and marketing expenses to improve our brand awareness, partially offset by a decrease in share-based compensation expenses.

General and administrative expenses. Our general and administrative expenses increased by 31.6% from RMB150.2 million in 2020 to RMB197.6 million in 2020, accounting for 12.3% and 8.8% of the total operating revenue of the respective year, primarily attributable to the increase in salaries and employment benefits from RMB51.5 million in 2020 to RMB87.3 million in 2021, which was due to an increase in the number of personnel of general and administrative function, as well as increased rental expenses from office expansion. The increase was partially offset by a decrease in share-based compensation expenses.

Research and development expenses. Our research and development expenses increased by 145.2% from RMB49.1 million in 2020 to RMB120.5 million in 2021, accounting for 4.0% and 5.4% of the total operating revenue of the respective period, primarily attributable to the increase in the number of research and development personnel in 2021.

Operating loss

As a result of the foregoing, we recorded an operating loss of RMB114.4 million in 2021, as compared to RMB25.9 million in 2020.

Other income

We recorded other income of RMB12.8 million in 2021, compared to RMB4.8 million in 2020. This increase was primarily due to the increase in technology development service income and consulting service income.

Net loss

As a result of the foregoing, we recorded a net loss of RMB107.7 million in 2021, compared to RMB18.3 million in 2020.

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

Hong Kong

Our subsidiary incorporated in Hong Kong, Hong Kong Smart Choice Ventures Limited, is subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. We did not incur such tax expense in 2020, 2021 or 2022.

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Recently issued accounting pronouncements

For a summary of recently issued accounting pronouncements, see Note 2(ii) to the consolidated financial statements of our company pursuant to Item 17 of Part III of this annual report.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	137,666	(175,917)	(85,067)	(12,332)
Net cash provided by/(used in) investing activities	(31,078)	(80,926)	(56,286)	(8,161)
Net cash provided by/(used in) financing activities	383,053	141,891	(101,133)	(14,663)
Effect of exchange rate changes on cash and cash equivalents	(10,020)	(5,012)	9,587	1,390
Net (decrease)/increase in cash and cash equivalents and restricted cash	479,621	(119,964)	(232,899)	(33,766)
Cash and cash equivalents and restricted cash at beginning of the year	249,327	728,948	608,984	88,294

Cash and cash equivalents and restricted cash at end of the year	728,948	608,984	376,085	54,528

To date, we have financed our operating and investing activities through cash generated from our operations and from historical financing activities. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months.

Cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash. As of December 31, 2020, 2021 and 2022, respectively, our cash and cash equivalents were RMB404.6 million, RMB381.2 million and RMB277.2 million (US$40.2 million).

Restricted cash. Our restricted cash was RMB324.3 million, RMB227.8 million and RMB98.9 million (US$14.3 million) as of December 31, 2020, 2021 and 2022, respectively. Our restricted cash consists of (i) unremitted net insurance premiums, (ii) pledged deposit and (iii) guarantee deposit. In our capacity as an insurance broker, we collect premiums from our insurance clients and remit the premiums to the insurer partner who underwrites the respective insurance product. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by us, and we report the amount of such unremitted net insurance premiums as restricted cash. Unremitted net insurance premiums were RMB193.5 million, RMB126.7 million and RMB30.6 million (US$4.4 million) as of December 31, 2020, 2021 and 2022, respectively. During the year ended December 31, 2022, Hong Kong Smart Choice Ventures Limited, one of our subsidiaries, provided security for the loan of Huize Insurance Brokage Co. Ltd. and Shenzhen Huize Shidai Co., Ltd., two subsidiaries of us, by pledged deposits. The amount of pledged deposits as of December 31, 2022, was RMB43.5 million (US$6.3 million), compared to RMB75.8 million as of December 31, 2021. We pay guarantee deposit required by China Banking and Insurance Regulatory Commission in order to protect insurance premium appropriation by insurance broker. The amount of guarantee deposit was RMB24.5 million, RMB25.3 million and RMB24.9 million (US$3.6 million) as of December 31, 2020, 2021 and 2022, respectively.

Accounts receivable, net of allowance for doubtful accounts. Our accounts receivable, net of allowance for doubtful accounts was RMB232.6 million, RMB777.3 million and RMB250.7 million (US$36.3 million) as of December 31, 2020, 2021 and 2022, respectively. Accounts receivable, net of allowance for doubtful accounts primarily consists of commission fee receivable.

Account payable. Our account payable primarily consists of service fees to be paid to our user traffic channels. Our accounts payable were RMB 227.5 million, RMB680.4 million and RMB262.3 million (US$38.0 million) as of December 31, 2020, 2021 and 2022, respectively. The decrease was primarily due to a decrease of service fees to be paid to our user traffic channels.

Insurance premium payables. Our insurance premium payables was RMB187.2 million, RMB124.0 million and RMB27.6 million (US$4.0 million) as of December 31, 2020, 2021 and 2022, respectively. Our insurance premium payables primarily consist of insurance premiums collected on behalf of our insurer partners but not yet remitted as of the balance sheet dates.

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

As of December 31, 2022, 69.64% of our cash and cash equivalents and restricted cash were held in China, and 69.46% were held by the VIE and denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

Operating Activities

Net cash used in operating activities in 2022 was RMB85.1 million (US$12.3 million), as compare to a net loss of RMB33.7 million in the same period. The difference was primarily due to an increase in accounts payable of RMB428.6 million, a decrease in insurance premium payables of RMB96.5 million, an increase in contract assets of RMB56.5 million and a decrease in payroll and welfare payable of RMB49.8 million, partially offset by a decrease in accounts receivable of RMB531.0 million and a decrease in prepaid expense and other receivables of RMB22.8 million.

Net cash used in operating activities in 2021 was RMB175.9 million, as compared to a net loss of RMB107.7 million in the same period. The difference was primarily due to a decrease in accounts receivable of RMB545.7 million, a decrease in insurance premium payables of RMB63.2 million and a decrease in prepaid expense and other receivables of RMB40.0 million, partially offset by an increase in accounts payable of RMB452.6 million, an increase in other payables and accrued expenses of RMB29.9 million and an increase in payroll and welfare payable RMB25.6 million.

Net cash provided by operating activities in 2020 was RMB137.7 million, as compared to a net loss of RMB18.3 million in the same period. The difference was primarily due to an increase in accounts payable of RMB103.1 million, an increase in insurance premium payables of RMB61.6 million, share-based compensation expense of RMB35.9 million and an increase in payroll and welfare payable of RMB24.1 million, partially offset by an increase in accounts receivable of RMB52.8 million and an increase in prepaid expense and other receivables of RMB30.8 million. The incurrence of share-based compensation expense was due to the issuance of restricted shares in 2019 to Bodyguard Holding Limited, our ESOP platform.

Investing Activities

Net cash used in investing activities in 2022 was RMB56.3 million (US$8.2 million), primarily due to acquisition of subsidiary of RMB26.0 million, purchase of property, equipment and intangible assets of RMB16.8 million and purchase of long-term investment of RMB10.0 million in 2022.

Net cash used in investing activities in 2021 was RMB80.9 million, primarily due to purchase of property, equipment and intangible assets of RMB38.1 million, purchase of long-term investment of RMB33.6 million and acquisition of subsidiary of RMB14.3 million in 2021.

Net cash used in investing activities in 2020 was RMB31.1 million, primarily due to purchase of long-term investment of RMB22.5 million and purchase of property, equipment and intangible assets of RMB8.2 million in 2020.

Financing Activities

Net cash used in financing activities in 2022 was RMB101.1 million (US$14.7 million), primarily due to repayments of borrowings of RMB367.5 million, partially offset by proceeds from borrowings of RMB270.2 million.

Net cash provided by financing activities in 2021 was RMB141.9 million, primarily due to proceeds from borrowings of RMB184.0 million, partially offset by repayment of borrowings of RMB40.5 million and cash used in share repurchase of RMB3.0 million.

Net cash provided by financing activities in 2020 was RMB383.1 million, primarily due to proceeds from our initial public offering, net of issuance costs of RMB340.5 million and proceeds from borrowings of RMB105.4 million, partially offset by repayments of borrowings of RMB61.3 million.

Capital Expenditures

Our capital expenditures were RMB8.2 million, RMB38.1 million and RMB16.8 million (US$2.4 million) in 2020, 2021 and 2022. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Material Cash Requirements

Our material cash requirements as of December 31, 2022, and any subsequent interim period primarily include our capital expenditures, operating lease obligations, investment commitments, short-term and long-term borrowings.

Our capital expenditures primarily consist of purchases of computers, office equipment and software. Our capital expenditures were RMB8.2 million in 2020, RMB38.1 million in 2021 and RMB16.8 million (US$2.4 million) in 2022. We will continue to make capital expenditures to meet the expected growth of our business.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was RMB8.9 million, RMB46.5 million and RMB41.2 million (US$6.0 million) for the years ended December 31, 2020, 2021 and 2022, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

We had investment commitments of RMB11.0 million (US$1.6 million) as of December 31, 2022.

Short-term and long-term borrowings represent the bank borrowings. As of December 31, 2022, the total amount of our bank borrowings was RMB150.0 million, which will mature in 2023.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022:

Payment Due by Period As of December 31, 2022 RMB
Operating Lease Obligations
Within one year (including one year)	19,100
One to three years (including three years)	52,643
Thereafter	157,748
Total	229,491

We recorded rental expense of RMB8.9 million, RMB46.5 million and RMB41.2 million (US$6.0 million) in 2020, 2021 and 2022, respectively. We had investment commitments of RMB11.0 million (US$1.6 million) as of December 31, 2022. Other than what is disclosed above, we did not have other significant commitments, long-term obligations or guarantees as of December 31, 2022.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020, to December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Revenue Recognition

The revenue standard requires us to estimate the amount of variable consideration to which we will be entitled. For revenue recognition, we make estimates using surrender rate and renewal rate based on the historical experience, reasonable and supportable prediction of policy holders’ behavior, current economic conditions and other factors that may affect the realizability of brokerage income. The transaction price includes variable service fees which is estimated using the expected value method and is limited to the amount of variable consideration that is probable not to be reversed in future periods. The Group assesses whether the estimate of variable consideration is constrained. Changes in estimates used in the revenue recognition have a material impact on our financial statements. The estimation of variable consideration of revenue recognition did not change significantly throughout the periods presented and there is no indication that this estimate will change significantly in the near future.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. None of our directors or the directors of our operating entities are officials of the Chinese Communist Party.

Directors and Executive Officers	Age	Position/Title
Cunjun Ma	51	Chairman of the Board of Directors and Chief Executive Officer
Xuchun Luo	53	Director and Secretary of the Board of Directors
Bin Wei	53	Independent Director
Jun Ge	50	Independent Director
Aaron Xiaolei Hou	49	Independent Director
Li Jiang	52	Chief Operating Officer
Ronald Tam	41	Co-Chief Financial Officer
Minghan Xiao	49	Co-Chief Financial Officer

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

Mr. Jun Ge has served as our independent director since February 2020. Mr. Ge had previously served as the assistant engineer of Shanghai Research institute of Building Research; administrative manager, deputy director of the corporation and public affairs department, director of the President office, secretary general of the foundation and Assistant president of the China Europe International Business School; President of the Pudong Innovation Institute; and associate dean of the Shanghai Institute of Advanced Finance at Shanghai Jiaotong University. Mr. Ge is currently an Executive director of the National Innovation and Development Strategy Research Association. Mr. Ge has been an independent non-executive director of China Mengniu Dairy Co., Ltd. (HKEX, stock code: 2319) since December 2021, and an independent director of Shenzhen Aisidi Co., Ltd.(Shenzhen Stock Exchange, stock code: 002416) since October 2022. Mr. Ge was an independent director of Focus Media Information Technology Co., Ltd. (Shenzhen Stock Exchange, stock code: 002027) from February 2019 to November 2021. Mr. Ge was also an independent director of Meinian Onehealth Healthcare Holdings Co., Ltd. (Shenzhen Stock Exchange, stock code: 002044) from October 2018 to October 2021. Mr. Ge’s areas of academic expertise include corporate governance, corporate stakeholder relations, evaluation of innovation mechanism, responsible business and sustainable development.

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

B.	Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of RMB11.4 million (US$1.7 million) in cash to our executive officers, and paid RMB1.4 million (US$0.2 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our WFOE, the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any client doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential client business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including but not limited to with respect to any relationship or agreement between any vendor or supplier and us.

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

The following table summarizes, as of February 28, 2023, the number of common shares underlying outstanding options and restricted shares that we granted to our directors and executive officers under the Global Plan and the Amended and Restated 2019 Plan.

Name	Common Shares Underlying Options and Restricted Shares	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Cunjun Ma	Options: 7,556,701 Restricted Shares: 14,229,183 Options: 3,911,945	0.1607 0 0.1490	June 30, 2019 June 30, 2019 September 8, 2021	June 30, 2029 September 8, 2031
Xuchun Luo	Options: 802,803 Restricted Shares: 3,114,150 Options: 1,600,000	0.1607 0 0.1490	June 30, 2019 June 30, 2019 September 8, 2021	June 30, 2029 September 8, 2031
Li Jiang	Options: * Restricted Shares: *	0.1607 0	June 30, 2019 June 30, 2019	June 30, 2029
Ronald Tam	Options: * Restricted Shares: *	0.3500 0	March 9, 2021 March 9, 2021	June 30, 2029 June 30, 2029
Minghan Xiao	Options: * Restricted Shares: * Options: *	0.1607 0 0.1490	June 30, 2019 June 30, 2019 September 8, 2021	June 30, 2029 September 8, 2031
Other employees	Options: 4,577,354 Restricted Shares: 6,140,718 Options: 10,880,000	0.1607 0 0.1490	June 30, 2019 August 19, 2019 September 8, 2021	June 30, 2029 August 19, 2029 September 8, 2031

*	Less than 1% of our total outstanding shares.

As of February 28, 2023, our employees, other than our directors and executive officers, held 5,556,815 restricted shares and options to purchase 4,119,952 Class A common shares with exercise price of US$0.1607 per share, under the Global Plan, and options to purchase 9,602,500 Class A common shares, with exercise price of US$0.1490 per share, under the Amended and Restated 2019 Plan.

C.	Board Practices

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with our company is required to declare the nature of his interest at a meeting of our directors at which the question of entering into the contract or arrangement is first considered. Subject to any separate requirement for audit committee approval, the Nasdaq Global Market rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or arrangement or proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

Audit Committee. Our audit committee consists of Bin Wei, Jun Ge and Aaron Xiaolei Hou. Bin Wei is the chairman of our audit committee. We have determined that each of Bin Wei, Jun Ge and Aaron Xiaolei Hou satisfies the “independence” requirements of Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Bin Wei qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Bin Wei, Jun Ge and Aaron Xiaolei Hou. Jun Ge is the chairman of our compensation committee. We have determined that each of Bin Wei, Jun Ge and Aaron Xiaolei Hou satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

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

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. A director must exercise the skill and care of a reasonably diligent person having both (i) the general knowledge, skill and experience that may reasonably be expected of a person in the same position (an objective test), and (ii) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test). In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings; declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board. Our directors are not automatically subject to a term of office and will hold office until such time as they resign or are removed from office by an ordinary resolution of our shareholders. Notwithstanding the foregoing, for so long as SAIF IV Healthcare (BVI) Limited is a shareholder holding at least 10% of the issued shares of our company, it shall have the exclusive right to appoint, remove and replace one director by written notice to our company and such appointment, removal or replacement shall become effective forthwith upon delivery of such written notice to our company without the need for further authorization from the board of directors or shareholders. On May 9, 2020, SAIF IV Healthcare (BVI) Limited executed a waiver letter to waive such right. As of December 31, 2022, SAIF IV Healthcare (BVI) Limited held no equity interests in our company. In addition, a director will cease to be a director if he (i) resigns his office by notice delivered to our company or tendered at a board meeting; (ii) becomes of unsound mind or dies; (iii) without special leave of absence from the board of directors, is absent from meetings of the board for six consecutive times and the board resolves that his office be vacated; (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (v) is prohibited by law from being a director; or (vi) ceases to be a director by virtue of any provision of the Companies Act or our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors save that the chairman of the board shall be elected and removed by ordinary resolution of shareholders. Executive officers, including but not limited to chief executive officer, chief operating officer, co-chief financial officers, shall be nominated by the nominating and corporate governance committee of the board.

Board Diversity Matrix

Board Diversity Matrix (As of February 28, 2023)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

D.	Employees

As of December 31, 2020, 2021 and 2022, we had 1,314, 1,644 and 1,034 employees. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022.

	As of December 31, 2022
Functions:	Number	% of Total
Insurance consulting	238	23.0
Sales, marketing and training	329	31.8
Client service	86	8.3
Product management	27	2.6
Research and technology	228	22.1
General and administrative	126	12.2

Total	1,034	100.0

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares on an as-converted basis as of February 28, 2023, by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 1,023,336,193 common shares issued and outstanding as of February 28, 2023, including (i) 872,744,986 Class A common shares (excluding 4,852,460 Class A common shares reserved for issuance under our Global Plan and 2019 Plan and 16,858,600 Class A common shares in the form of ADSs that we repurchased under our share repurchase program); and (ii) 150,591,207 Class B common shares.

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

	Common shares Beneficially Owned
	Class A Common Shares	Class B Common Shares	% of Total Common Shares	% of Aggregate Voting Power†
Directors and Executive Officers**:
Cunjun Ma(1)	157,362,332	150,591,207	29.8	76.8
Xuchun Luo	15,922,109	—	1.5	*
Bin Wei	—	—	—	—
Jun Ge	—	—	—	—
Aaron Xiaolei Hou	—	—	—	—
Li Jiang	*	—	*	*
Ronald Tam	*	—	*	*
Minghan Xiao	*	—	*	*
All Directors and Executive Officers as a Group	188,796,195	150,591,207	32.3	77.3
Principal Shareholders:
Huidz Holding Limited(1)	—	150,591,207	14.7	72.1
Crov Global Holding Limited(2)	155,928,400	—	15.2	5.0
Wande Weirong Limited(3)	98,321,680	—	9.6	3.1
CDF Capital Insurtech Limited(4)	80,991,300	—	7.9	2.6
Bodyguard Holding Limited(5)	55,110,084	—	5.4	1.8

*	Less than 1% of our total common shares on an as-converted basis outstanding as of February 28, 2023.
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

(1)

Represents (i) 10,018,366 Class A common shares issuable to Mr. Cunjun Ma upon exercise of options within 60 days after February 28, 2023; (ii) 10,190,660 Class A common shares in the form of ADSs held by Mr. Cunjun Ma; (iii) 150,591,207 Class B common shares directly held by Huidz Holding Limited, a company incorporated in British Virgin Islands that is ultimately controlled by QYRT Family Trust, a trust established under the laws of the British Virgin Islands and managed by HSBC International Trustee Limited as the trustee. Mr. Cunjun Ma is the settlor of the trust and his family member(s) are the trust’s beneficiaries. Mr. Cunjun Ma also has sole voting power to 137,153,306 Class A common shares held by other shareholders of our company, including Wande Weirong Limited, CDF Capital Insurtech Limited, Bodyguard Holding Limited, Tian Jin kun Zhi Enterprise management Limited, Kunlun Technology Limited, Jumi Holding Limited and One Mind Holding Limited.

(2)

Based on the statement on Schedule 13G/A filed on February 9, 2023, represents (i) 23,999,260 Class A common shares in the form of 1,199,963 ADSs and (ii) 131,929,140 Class A common shares, held by Crov Global Holding Limited, a company incorporated in the British Virgin Islands. Crov Global Holding Limited is wholly owned by Made-in-China.com LIMITED, which in turn is wholly owned by Focus Technology Co., Ltd., a company with its securities listed on Shenzhen Stock Exchange (stock code: 002315). Mr. Jinhua Shen is the controlling shareholder and chairperson of Focus Technology Co., Ltd. The registered address of Crov Global Holding Limited is Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416 Road Town, Tortola, British Virgin Islands.

(3)

Based on the statement on Schedule 13G/A filed on February 11, 2021, and information provided by Wande Weirong Limited, represents 98,321,680 Class A common shares in the form of 4,916,084 ADSs held by Wande Weirong Limited, a company incorporated in the British Virgin Islands. Wande Weirong Limited is wholly owned by Jiaxing Weirong Investment Management Partnership (Limited Partnership), whose general partner is Wanrong Times Asset Management (Xuzhou) Co., Ltd. Beijing Wanrong Times Capital Management Co., Ltd. is the controlling shareholder of Wanrong Times Asset Management (Xuzhou) Co., Ltd. Mr. Jun Xiong is the controlling shareholder of Beijing Wanrong Times Capital Management Co., Ltd. Mr. Jun Xiong disclaims beneficial ownership of the shares held by Wande Weirong Limited, except to the extent of his pecuniary interests therein. The registered address of Wande Weirong Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. Wande Weirong Limited has, pursuant to certain irrevocable proxy and power of attorney, delegated the voting power of 5,565,380 Class A common shares to Mr. Cunjun Ma, our chairman and chief executive officer.

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

(5)

Based on the statement on Schedule 13G/A filed on February 14, 2023, represents 55,020,084 Class A common shares directly held by Bodyguard Holding Limited, an ESOP platform for the restricted share award of the Issuer or on behalf of certain director, and 800,000 Class A common shares held by Bodyguard Holding Limited in the form of ADSs. The restricted shares are granted to certain directors, management and key employees of the Issuer who are shareholders of Bodyguard Holding Limited. The sole voting power of these Class A common shares has been delegated to Mr. Cunjun Ma. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for details. The address of Bodyguard Holding Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1 110.

To our knowledge, as of February 28, 2023, 611,423,760 of our common shares were held by one record holder in the United States, which was Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to fifteen votes per share.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with The VIE and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement and Registration Rights

We entered into a shareholders agreement with our shareholders on June 4, 2019, that provides for certain shareholders’ rights, including registration rights, information and inspection rights, right of participation, right of first refusal and right of co-sale, and contains provisions governing our board of directors and other corporate governance matters. Such shareholder rights and corporate governance provisions, other than the registration rights, automatically terminated upon the completion of our initial public offering.

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

Termination of Obligations

The registration rights set forth above will terminate on the earlier of (i) the date that is five years after the date of closing our initial public offering, which was February 12, 2020, and (ii) with respect to any holder, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act in any ninety-day period.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Transactions with Related Parties

For the year ended December 31, 2021, Xiaoke Huixuan (Shenzhen) Technology Co., Ltd., a company that we have significant influence on, provided technology services to our company. As of December 31, 2022, we had service fee due to Xiaoke Huixuan (Shenzhen) Technology Co., Ltd. of RMB495 thousand. As of December 31, 2022, we had RMB489 thousand due from shareholders, which represented the advance miscellaneous fees of RMB149 thousand for shareholders, and the advance service fees of RMB340 thousand for Huibao Huipei (Shenzhen) Technology Co., Ltd, a company that we have significant influence over.

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

Our ADSs, each representing 20 Class A common shares, have been listed on the Nasdaq Global Market since February 11, 2020, under the symbol “HUIZ.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing 20 Class A common shares, have been listed on the Nasdaq Global Market since February 11, 2020, under the symbol “HUIZ.”

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

Common Shares

General. Holders of Class A common shares and Class B common shares generally have the same rights except for voting and conversion rights. All of our outstanding common shares are fully paid and non-assessable. Certificates representing the common shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their common shares in accordance with the articles of association of the company.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any common share which is not fully paid up or on which we have a lien, among others. Our board of directors may also decline to register any transfer of any common share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of common shares;

•	the instrument of transfer is duly and properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the common share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

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

A quorum is required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all voting power of our share capital in issue.

Inspection of Books and Records

The notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies in the Cayman Islands for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and members of the company.

Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders subject to the provisions of the articles and to receive annual audited financial statements.

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

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company or special economic zone company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the Nasdaq rules in lieu of following home country practice. The Nasdaq rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders. In addition, our articles of association allow directors to call extraordinary meeting of shareholders pursuant to the procedures set forth in our articles.

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

Our PRC legal counsel has also advised us that, there is a risk that the PRC tax authorities may deem us as a PRC resident enterprises since a substantially majority of the members of our management team are located in China. If the PRC tax authorities determine that Huize Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or common shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Huize Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Huize Holding Limited is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, income equivalent to interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Assuming that we are the owner of the VIE (including its subsidiaries) for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2022, and based upon our current income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, and the value of our ADSs, we do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or common shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Global Market will generally be considered to be readily tradable on an established securities market in the United States. Since we do not expect that our common shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. In addition, however, as described above, in October 2022 we received communications from the Nasdaq notifying us that if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Global Market. See “Item 3. Key Information—D. Risk Factors—Risk Factors Related to our ADSs.” If our ADSs are delisted from the Nasdaq Global Market and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or common shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or common shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for a foreign tax credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or common shares may be subject to PRC income tax and will generally be United States source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued United States Treasury regulations.

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

•

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our common shares, are listed on the Nasdaq Global Market, which is a qualified exchange for these purposes. We expect that our ADSs will be considered regularly traded, but no assurances may be given in this regard. However, as described above, in October 2022, we received communications from the Nasdaq notifying us that we were not in compliance with certain Nasdaq Global Market continued listing standards, and if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Global Market. See “Item 3. Key Information—D. Risk Factors—Risks Related to our ADSs.” If our ADSs are delisted from the Nasdaq Global Market and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

As of December 31, 2022, we had Renminbi-denominated cash and cash equivalents of RMB206.4 million (US$29.9 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 30, 2022, would result in a decrease of US$2.9 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 30, 2022, would result in an increase of US$2.9 million in cash and cash equivalents.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We have not been exposed to material risks due to changes in market interest rates as the borrowings held by us all bear interest at a fixed interest rate.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Up to US$5.00 per 100 ADSs (or fraction thereof) issued

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Shares ratio, or for any other reason)	Up to US$5.00 per 100 ADSs (or fraction thereof) canceled

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$5.00 per 100 ADSs (or fraction thereof) held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) held

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$5.00 per 100 ADSs (or fraction thereof) held

ADS Services	Up to US$5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary

Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 50 per ADS (or fraction thereof) transferred

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to US$5.00 per 100 ADS (or fraction thereof) converted

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

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are canceled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being canceled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

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

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS MATERIAL

Modifications to the Rights of Security Holders

See “Item 10—Additional Information—B. Memorandum and Articles of Association—Common Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File number: 333-233614) in relation to the initial public offering of 5,250,000 ADSs representing 105,000,000 of our Class A common shares, at an initial offering price of US$10.5 per ADS. Our initial public offering closed in February 2020. Citigroup Global Markets Inc. and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters for our initial public offering. Counting in the ADSs sold upon the partial exercise of the over-allotment option by our underwriters, we offered and sold 5,322,453 ADSs and received net proceeds of approximately US$47.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on February 11, 2020. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of December 31, 2022, we had used approximately 65% of the net proceeds from our initial public offering. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and co-chief financial officers, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and co-chief financial officers, assessed the effectiveness of internal control over financial reporting as of December 31, 2022, using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2022, because of the material weakness described below.

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

We have implemented and plan to implement a number of measures to address the material weakness, including: (i) recruiting more financial reporting and accounting personnel who have adequate U.S. GAAP knowledge, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. During the year ended December 31, 2022, we arranged formal training sessions related to recent U.S. GAAP development and SEC reporting updates for our accounting and financial reporting personnel; in addition, our key personnel in the financial reporting team has started to prepare to take the AICPA examinations; (iii) planning to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework, and (iv) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements. However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

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

ITEM 2.

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

	For the Year Ended December 31,
	2021	2022
	(in thousands of RMB)
Audit-related fees(1)	5,150	5,250
Tax fees(2)	150	150
All other fees(3)	650	—
Total	5,950	5,400

Notes:

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

On March 17, 2023, our board of directors authorized a share repurchase program under which we may repurchase up to US$5 million of our Class A common shares in the form of American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. We expect to fund repurchases made under this program from our existing cash balance and cash generated from operations.

The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Common Shares Purchased	Average Price Paid Per Common Share (US$)	Total Number of Common Shares Purchased as Part of Share Repurchase Program	Approximate Dollar Value of Common Shares that May Yet Be Purchased Under Share Repurchase Program (US$, in millions)
January 2022	—	—	—	—
February 2022	—	—	—	—
March 2022	4,976,200	0.0738	4,976,200	4.6
April 2022	1,810,520	0.0695	6,786,720	4.5
May 2022	—	—	—	4.5
June 2022	153,280	0.0611	6,940,000	4.5
July 2022	205,140	0.0606	7,145,140	4.5
August 2022	—	—	—	4.5
September 2022	338,920	0.0399	7,484,060	4.5
October 2022	155,120	0.0409	7,639,180	4.5
November 2022	1,146,380	0.0446	8,785,560	4.4
December 2022	4,312,180	0.0628	13,097,740	4.1

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to Nasdaq’s corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq’s corporate governance requirements. We have relied on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5635(c) that shareholders’ approval must be obtained prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or when other equity compensation arrangement is to be made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We elected to follow our home country practice and did not obtain shareholders’ approval for the material amendment to our 2019 Plan. If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks relating to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.”

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In May 2022, Huize Holding Limited was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021 because of a position taken by an authority in the foreign jurisdiction, issued the audit report for us for the fiscal year ended December 31, 2021.

To the best of our knowledge, no governmental entities in the Cayman Islands own shares of Huize Holding Limited, and no governmental entities in China own shares of any of our subsidiaries or the VIE in China, as of the date of this annual report.

The governmental entities in China does not have a controlling financial interest in our company or any of our subsidiaries or the VIE as of the date of this annual report.

None of the members of the board of directors of our company or our operating entities (including the VIE) is an official of the Chinese Communist Party as of the date of this annual report.

None of the currently effective memorandum and articles of association (or equivalent organizing document) of our company, our subsidiaries or the VIE contains any charter of the Chinese Communist Party.

PART III

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

Huize Holding limited

By:	/s/ Cunjun Ma
	Name: Title:	Cunjun Ma Chairman of the Board of Directors and Chief Executive Officer

Date: April 19, 2023

HUIZE HOLDING LIMITED

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Huize Holding Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Huize Holding Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.
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
/s/
PricewaterhouseCoopers Zhong Tian LLP
Shenzhen, the People’s Republic of China
April 19, 2023
We have served as the Company’s auditor since 2018.

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2021	As of December 31, 2022
		RMB	RMB	USD$ Note 2(f)
Assets
Current assets
Cash and cash equivalents	2(g)	381,158	277,168	40,186
Restricted cash (including amounts of the consolidated VIE of RMB127,315 and RMB55,458 as of December 31, 2021 and 2022, respectively)	2(h)	183,408	98,917	14,342
Contract assets, net of allowance for doubtful accounts	2(y)	—	49,888	7,233
Accounts receivable, net of allowance for doubtful accounts	2(i), 4	777,262	250,667	36,342
Insurance premium receivables (including amounts of the consolidated VIE of RMB1,217 and RMB1,792 as of December 31, 2021 and 2022, respectively)	2(j)	1,217	1,792	260
Amounts due from related parties	5	128	489	71
Prepaid expense and other receivables	6	77,511	71,818	10,413

Total current assets		1,420,684	750,739	108,847

Non-current assets
Restricted cash (including amounts of the consolidated VIE of RMB24,680 and RMB nil as of December 31, 2021 and 2022, respectively)	2(h)	44,418	—	—
Contract assets, net of allowance for doubtful accounts		—	6,634	962
Property, plant and equipment, net	7	48,461	38,518	5,585
Intangible assets, net	8	21,626	53,498	7,756
Deferred tax assets	13	605	—	—
Long-term investments	2(q), 9	73,001	77,305	11,208
Operating lease right-of-use assets	2(t), 23	247,819	162,180	23,514
Goodwill	2(o)	461	461	67
Other assets	6	379	279	40

Total non-current assets		436,770	338,875	49,132

Total assets		1,857,454	1,089,614	157,979

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2021	As of December 31, 2022
		RMB	RMB	USD$ Note 2(f)
Liabilities and Shareholders’ Equity

Current liabilities
Short-term borrowings (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB216,710 and RMB150,000 as of December 31, 2021 and 2022, respectively)	2(r),10	216,710	150,000	21,748
Accounts payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB680,183 and RMB261,993 as of December 31, 2021 and 2022, respectively)	2(z)	680,369	262,266	38,025
Insurance premium payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB124,019 and RMB27,567 as of December 31, 2021 and 2022, respectively)		124,019	27,567	3,997
Contract liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB2,681 and RMB702 as of December 31, 2021 and 2022, respectively)	2(y)	7,236	4,034	585
Other payables and accrued expenses (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB207,461 and RMB195,136 as of December 31, 2021 and 2022, respectively)	11	71,255	58,251	8,446
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB92,094 and RMB39,674 as of December 31, 2021 and 2022, respectively)		93,451	43,938	6,370
Income taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB2,440 and RMB2,440 as of December 31, 2021 and 2022, respectively)	13	2,440	2,440	354
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB12,362 and RMB10,075 as of December 31, 2021 and 2022, respectively)	2(t),23	14,886	10,075	1,461
Amounts due to related parties (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB11,875 and RMB495 as of December 31, 2021 and 2022, respectively)	5	11,875	495	72

Total current liabilities		1,222,241	559,066	81,058

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2021	As of December 31, 2022
		RMB	RMB	USD$ Note 2(f)
Non-current liabilities
Long-term borrowings (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB20,000 and RMB nil as of December 31, 2021 and 2022, respectively)	2(r), 14	20,000	—	—
Deferred tax liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB4,455 and RMB12,054 as of December 31, 2021 and 2022, respectively)	13	4,892	12,491	1,811
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB245,396 and RMB176,032 as of December 31, 2021 and 2022, respectively)	2(t), 23	249,183	176,032	25,522
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB nil and RMB nil of December 31, 2021 and 2022, respectively)		225	—	—

Total non-current liabilities		274,300	188,523	27,333

Total liabilities		1,496,541	747,589	108,391

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2021	As of December 31, 2022
		RMB	RMB	USD$ Note 2(f)
Liabilities and Shareholders’ Equity (Continued)

Commitments and contingencies	24
Shareholders’ equity
Common shares		—	—	—
Class A common shares (US$0.00001 par value; 7,000,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 894,456,046 shares issued as of December 31, 2021 and 2022, respectively; 886,166,726 shares and 873,068,986 shares outstanding as of December 31, 2021 and 2022, respectively)	15	62	62	9
Class B common shares (US$0.00001 par value; 800,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 150,591,207 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	15	10	10	1
Treasury stock (3,436,860 shares and 16,534,600 shares as of December 31, 2021 and 2022, respectively)	15	(9,545)	(15,306)	(2,219)
Additional paid-in capital		896,772	904,935	131,203
Accumulated other comprehensive loss		(27,295)	(17,695)	(2,566)
Accumulated deficit		(499,940)	(531,127)	(77,006)

Total shareholders’ equity attributable to Huize Holding Limited shareholders		360,064	340,879	49,422
Non-controlling interests		849	1,146	166

Total shareholders’ equity		360,913	342,025	49,588

Total liabilities and shareholders’ equity		1,857,454	1,089,614	157,979

The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except share data, or otherwise noted)

		Year Ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	USD$ Note 2(f)
Operating revenue
Brokerage income	2(y), 18	1,215,434	2,232,253	1,108,652	160,739
Other income		4,788	12,763	49,256	7,141

Total operating revenue		1,220,222	2,245,016	1,157,908	167,880

Operating costs and expenses
Cost of revenue	2(z)	(813,507)	(1,688,087)	(706,009)	(102,361)
Other cost		(2,846)	(2,670)	(28,282)	(4,101)

Total operating costs		(816,353)	(1,690,757)	(734,291)	(106,462)
Selling expenses	19	(230,438)	(350,573)	(231,664)	(33,588)
General and administrative expenses	20	(150,207)	(197,619)	(154,715)	(22,432)
Research and development expenses		(49,135)	(120,478)	(80,911)	(11,731)

Total operating costs and expenses		(1,246,133)	(2,359,427)	(1,201,581)	(174,213)

Operating income/(loss)		(25,911)	(114,411)	(43,673)	(6,333)

Other income/(expenses)
Interest income/(expenses)		(1,157)	(3,206)	(5,062)	(734)
Unrealized exchange income/(loss)		(9)	(59)	(79)	(11)
Investment income/(loss)	21	137	(5,328)	(2,216)	(321)
Others, net	2(dd)	10,177	12,627	19,490	2,826

Profit/(Loss) before income tax, and share of income/(loss) of equity method investee		(16,763)	(110,377)	(31,540)	(4,573)

Income tax expense	13	(1,768)	—	—	—
Share of income/(loss) of equity method investee		239	2,660	(2,200)	(319)

Net profit/(loss)		(18,292)	(107,717)	(33,740)	(4,892)

Net profit/(loss) attributable to non-controlling interests		—	(51)	(2,553)	(370)

Net profit/(loss) attributable to Huize Holding Limited		(18,292)	(107,666)	(31,187)	(4,522)

Redeemable preferred shares redemption value accretion	16	(4,274)	—	—	—
Allocation to redeemable preferred shares		1,074	—	—	—

Net profit/(loss) attributable to common shareholders		(21,492)	(107,666)	(31,187)	(4,522)

Net profit/(loss)		(18,292)	(107,717)	(33,740)	(4,892)
Foreign currency translation adjustment, net of tax		(22,386)	(5,323)	9,600	1,392

Comprehensive income/(loss)		(40,678)	(113,040)	(24,140)	(3,500)

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except share data, or otherwise noted)

		Year Ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	USD$ Note 2(f)
Comprehensive income/(loss) attributable to non-controlling interests		—	(51)	(2,553)	(370)

Comprehensive income/(loss) attributable to Huize Holding Limited		(40,678)	(112,989)	(21,587)	(3,130)

Weighted average number of common shares used in computing net profit per share
Basic and diluted	22	963,817,614	1,021,861,206	1,021,958,881	1,021,958,881
Net loss per share attributable to common shareholders
Basic and diluted	22	(0.02)	(0.11)	(0.03)	(0.00)
The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except share data, or otherwise noted)

		Common shares		Class A Common shares		Class B Common shares		Treasury Stock		Additional paid-in capital	Accumulated other comprehensive (income)/ loss	Accumulated deficit	Non- Controlling interest	Total shareholders’ (deficit)/equity
		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
			RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2020		483,310,373	33	—	—	—	—	—	—	64,882	414	(373,982)	—	(308,653)

Net loss for the year		—	—	—	—	—	—	—	—	—	—	(18,292)	—	(18,292)
Issuance of common shares upon Initial Public Offering (“IPO”)	15	—	—	105,000,000	7	—	—	—	—	324,208	—	—	—	324,215
Shares issued upon exercise of over-allotment option	15	—	—	1,449,060	1	—	—	—	—	4,851	—	—	—	4,852
Re-designation of common shares into Class A common shares and Class B common shares	15	(483,310,373)	(33)	332,719,166	23	150,591,207	10	—	—	—	—	—	—	—
Conversion and re-designation of redeemable preferred shares into Class A common shares	16	—	—	450,046,220	31	—	—	—	—	458,870	—	—	—	458,901
Repurchase of Class A common shares	15	—	—	—	—	—	—	896,180	(2,063)	—	—	—	—	(2,063)
Shares issued upon exercise of option	17	—	—	188,100	—	—	—	—	—	503	—	—	—	503
Share-based payment compensation	17	—	—	—	—	—	—	—	—	35,880	—	—	—	35,880
Redeemable preferred shares redemption value accretion	16	—	—	—	—	—	—	—	—	(4,274)	—	—	—	(4,274)
Foreign currency translation		—	—	—	—	—	—	—	—	—	(22,386)	—	—	(22,386)

Balance at December 31, 2020		—	—	889,402,546	62	150,591,207	10	896,180	(2,063)	884,920	(21,972)	(392,274)	—	468,683

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except share data, or otherwise noted)

		Common shares		Class A Common shares		Class B Common shares		Treasury Stock		Additional paid-in capital	Accumulated other comprehensive (income)/ loss	Accumulated deficit	Non- Controlling interest	Total shareholders’ (deficit)/equity
		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
			RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021		—	—	889,402,546	62	150,591,207	10	896,180	(2,063)	884,920	(21,972)	(392,274)	—	468,683

Net loss for the year		—	—	—	—	—	—	—	—	—	—	(107,666)	(51)	(107,717)
Repurchase of Class A common shares	15	—	—	—	—	—	—	2,540,680	(7,482)	—	—	—	—	(7,482)
Shares issued upon exercise of option	17	—	—	201,040	—	—	—	—	—	497	—	—	—	497
Share-based payment compensation	17	—	—	—	—	—	—	—	—	11,355	—	—	—	11,355
Set-up of subsidiaries with non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	900	900
Foreign currency translation		—	—	—	—	—	—	—	—	—	(5,323)	—	—	(5,323)

Balance at December 31, 2021		—	—	889,603,586	62	150,591,207	10	3,436,860	(9,545)	896,772	(27,295)	(499,940)	849	360,913

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except share data, or otherwise noted)

		Common shares		Class A Common shares		Class B Common shares		Treasury Stock		Additional paid-in capital	Accumulated other comprehensive (income)/ loss	Accumulated deficit	Non- Controlling interest	Total shareholders’ (deficit)/equity
		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
			RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022		—	—	889,603,586	62	150,591,207	10	3,436,860	(9,545)	896,772	(27,295)	(499,940)	849	360,913

Net loss for the year		—	—	—	—	—	—	—	—	—	—	(31,187)	(2,553)	(33,740)
Repurchase of Class A common shares	15	—	—	—	—	—	—	13,097,740	(5,761)	—	—	—	—	(5,761)
Share-based payment compensation	17	—	—	—	—	—	—	—	—	8,163	—	—	—	8,163
Capital injection from non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	2,850	2,850
Foreign currency translation		—	—	—	—	—	—	—	—	—	9,600	—	—	9,600

Balance at December 31, 2022		—	—	889,603,586	62	150,591,207	10	16,534,600	(15,306)	904,935	(17,695)	(531,127)	1,146	342,025

The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB	USD$ Note 2(f)
Cash flows from operating activities:
Net profit/(loss)	(18,292)	(107,717)	(33,740)	(4,892)
Adjustments to reconcile net profit/(loss) to net cash provided by operating activities:
Allowance for doubtful account	1,218	1,445	2,415	350
Depreciation and amortization	5,108	7,424	18,427	2,672
Unrealized exchange (income)/ loss	9	59	79	11
Share-based compensation expense	35,880	11,355	8,163	1,184
Interest expense	1,157	3,206	5,062	734
Investment (income)/loss	(137)	5,328	1,885	273
Gain on disposal of subsidiary	—	—	331	48
Share of (income)/loss of equity method investee	(239)	(2,660)	2,200	319
Deferred income tax	(466)	—	—	—
Amortization of right-of-use assets	8,408	32,941	27,788	4,029
Amortization of Directors and Officers Liability Insurance premium	6,127	7,798	7,891	1,144
Loss/(gain) on disposal of property, plant and equipment	44	(194)	513	74
Gain on termination of right-of-use assets	—	—	(7,215)	(1,046)

	38,817	(41,015)	33,799	4,900

Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	(52,824)	(545,678)	531,001	76,988
(Increase)/decrease in insurance premium receivables	355	757	(575)	(83)
(Increase)/decrease in prepaid expense and other receivables	(30,755)	(40,020)	22,786	3,304
(Increase)/decrease in amounts due from related parties	29	123	(361)	(52)
Increase/(decrease) in amounts due to related party	(465)	11,875	(11,380)	(1,650)
(Increase)/decrease in other assets	—	—	200	29
(Increase)/decrease in contract assets	(216)	216	(56,522)	(8,195)
Increase/(decrease) in accounts payable	103,091	452,550	(428,580)	(62,138)
Increase/(decrease) in insurance premium payables	61,632	(63,200)	(96,452)	(13,984)
Increase/(decrease) in payroll and welfare payable	24,082	25,578	(49,760)	(7,215)
Increase/(decrease) in tax payable	2,234	—	—	—
Increase/(decrease) in other payables and accrued expenses	2,577	29,860	(13,155)	(1,907)
Increase/(decrease) in operating lease liabilities	(10,891)	(14,199)	(12,866)	(1,865)
Increase/(decrease) in contract liabilities	—	7,236	(3,202)	(464)

Net cash provided by/(used in) operating activities	137,666	(175,917)	(85,067)	(12,332)

Cash flows from investing activities:
Purchase of long-term investment	(22,450)	(33,614)	(10,000)	(1,450)
Purchase of property, equipment and intangible assets	(8,196)	(38,061)	(16,823)	(2,439)
Proceeds from disposal of property, equipment and intangible assets	—	980	1,048	152
Proceeds from disposal of investments	—	3,820	700	101
Acquisition of subsidiary, net of cash acquired	(569)	(14,292)	(25,964)	(3,764)
Cash received for disposal of subsidiary	—	—	3,640	528
Advances to a third party	—	—	(26,000)	(3,770)
Repayment from a third party	—	—	16,000	2,320
Interests received	—	—	876	127
Others	137	241	237	34

Net cash provided by/(used in) investing activities	(31,078)	(80,926)	(56,286)	(8,161)

Cash flows from financing activities:
Proceeds from borrowings	105,400	184,000	270,200	39,175
Repayments of borrowings	(61,266)	(40,503)	(367,524)	(53,286)
Proceeds from IPO, net of issuance costs	340,479	—	—	—
Repurchase of Class A common shares	(2,063)	(3,003)	(6,659)	(965)
Proceeds from exercise of share options	503	497	—	—
Cash received by subsidiaries from minority shareholders	—	900	2,850	413

Net cash provided by/(used in) financing activities	383,053	141,891	(101,133)	(14,663)

Effect of exchange rate changes on cash and cash equivalents	(10,020)	(5,012)	9,587	1,390

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB	USD$ Note 2(f)
Net increase/(decrease) in cash and cash equivalents and restricted cash	479,621	(119,964)	(232,899)	(33,766)
Total cash and cash equivalents and restricted cash at beginning of year	249,327	728,948	608,984	88,294

Total cash and cash equivalents and restricted cash at end of year	728,948	608,984	376,085	54,528

Supplemental disclosure of cash flow information
Cash paid for interest	(4,386)	(7,813)	(10,614)	(1,539)
Cash paid for income tax	—	—	—	—

Supplemental disclosure of non-cash investing and financing activities
Accretion on redeemable preferred shares to redemption value	(4,274)	—	—	—
Increase in lease liabilities arising from obtaining operating lease right-of-use assets	270,256	13,400	2,011	292
Decrease in lease liabilities due to termination of lease contacts	—	—	(65,922)	(9,558)
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
Accordingly, the Company became the ultimate holding company of Huiye Tianze and its subsidiaries, which are principally engaged in the provision of insurance brokerage services in the PRC. The Company and its consolidated subsidiaries and variable interest entities (“VIE”) are collectively referred to as the “Group”.
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

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
1. Principal activities and reorganization (Continued)
(a) History and Reorganization (Continued)

As of December 31, 2022 the Company’s principal subsidiaries, consolidated VIE and subsidiaries of VIE are as follows:

Principal Subsidiaries	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Interest	Principal Activities
Smart Choice Ventures Limited (“Smart Choice”)	January 14, 2015	British Virgin Islands	100%	Investment holding
Hong Kong Smart Choice Ventures Limited (“HK Smart Choice”)	February 18, 2015	Hong Kong	100%	Investment holding
Huize Hong Kong Insurance Broker Limited	May 5, 2021	Hong Kong	100%	Insurance brokerage service
Zhixuan International Management Consulting (Shenzhen) Co., Ltd.	June 9, 2015	PRC	100%	Investment and investment consulting service
VIE
Shenzhen Huiye Tianze Investment Holding Co., Ltd (“Huiye Tianze”)	October 30, 2014	PRC	100%	Investment and investment consulting service
VIE’s Principal Subsidiaries
Huize Insurance Brokerage Co., Ltd. (“Huize Insurance Brokerage”)	October 14, 2011	PRC	100%	Insurance brokerage service
Shenzhen Huize Shidai Co., Ltd. (“Huize Shidai”)	April 28, 2012	PRC	100%	Technology development and internet information consulting service
Hefei Huize Internet Technology Co., Ltd. (“Hefei Huize”)	August 5, 2015	PRC	100%	Technology development and internet information consulting service
Shenzhen Zhixuan Wealth Investment Management Co., Ltd. (“Zhixuan Investment”)	April 20, 2016	PRC	100%	Management consulting, investment consulting and financial consulting
Huize (Chengdu) Internet Technology Co., Ltd. (“Chengdu Huize”)	May 11, 2018	PRC	100%	Technology development consulting service
Shenzhen Huibang Technology Co., Ltd	August 13, 2020	PRC	100%	Technology development consulting service
Shenzhen Xiaoma Insurance Adjustment Co. Ltd	July 2, 2021	PRC	100%	Insurance claims adjustment service

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
1. Principal activities and reorganization (Continued)
(a) History and Reorganization (Continued)

Principal Subsidiaries	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Interest	Principal Activities
Shanghai Huiju Haoshi Information Technology Co., Ltd	October 12, 2021	PRC	80%	Internet information consulting service
Huize Yiyao (Chengdu) Internet Hospital Co., Ltd.	October 27, 2021	PRC	100%	Medical and health consulting service
Shenzhen Detong Insurance Agency Co., Ltd. (“Shenzhen Detong”, formerly known as Shanghai Senhao Insurance Agency Co., Ltd)	March 12, 2022	PRC	100%	Insurance agency service
Shenzhen Huize Business Management Co., Ltd.	July 5, 2022	PRC	100%	Business management and catering service

2. Summary of significant accounting policies
(a) Basis of presenta
t
ion
The Group’s consolidated financial statements for the years ended December 31, 2020, 2021 and 2022 are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results may differ from those estimates. Significant accounting
policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.
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
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)
(b) Basis of consolidation (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of Huiye Tianze and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIE and its subsidiaries are eliminated in the balances presented below:
Selected Condensed Consolidated Balance Sheets Information

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB
Assets
Current assets
Cash and cash equivalent	323,011	205,781
Restricted cash	127,315	55,458
Contract assets, net of allowance for doubtful accounts	—	49,888
Account receivable, net of allowance for impairment	777,055	250,238
Insurance premium receivables	1,217	1,792
Amount due from related parties	—	340
Prepaid expense and other receivables	106,865	96,987

Total current assets	1,335,463	660,484

Non-current assets
Restricted cash	24,680	—
Contract assets, net of allowance for doubtful accounts	—	6,634
Property, Plant and Equipment, net	47,800	38,133
Intangible assets, net	18,979	50,851
Deferred tax assets	605	—
Long-term investments	59,450	66,250
Operating lease right-of-use assets	241,880	162,180
Goodwill	461	461
Other Assets	379	279

Total non-current assets	394,234	324,788

Total assets	1,729,697	985,272

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)
(b) Basis of consolidation (Continued)
Selected Condensed Consolidated Balance Sheets Information (Continued)

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB
Liabilities and Shareholders’ Equity
Short-term borrowings	216,710	150,000
Accounts payable	680,183	261,993
Insurance premium payables	124,019	27,567
Contract liabilities	2,681	702
Other payables and accrued expenses	207,461	195,136
Payroll and welfare payable	92,094	39,674
Income taxes payable	2,440	2,440
Operating lease liabilities	12,362	10,075
Amount due to related parties	11,875	495

Total current liabilities	1,349,825	688,082

Non-current liabilities
Long-term borrowings	20,000	—
Deferred tax liabilities	4,455	12,054
Operating lease liabilities	245,396	176,032

Total non-current liabilities	269,851	188,086

Total liabilities	1,619,676	876,168

Shareholders’ equity
Common shares	44,766	44,766
Additional paid-in capital	460,157	470,553
Accumulated deficit	(395,751)	(407,361)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	109,172	107,958
Non-controlling interests	849	1,146

Total shareholders’ equity	110,021	109,104

Total liabilities and shareholders’ equity	1,729,697	985,272

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)
(b) Basis of consolidation (Continued)

Selected Condensed Consolidated Statements of Income/(loss) Information

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating revenue
Brokerage income	1,215,434	2,231,388	1,107,090
Other income	4,560	11,494	49,223

Total operating revenue	1,219,994	2,242,882	1,156,313

Operating costs and expenses
Cost of revenue	(813,507)	(1,687,770)	(705,067)
Other cost	(2,846)	(2,670)	(28,282)

Total operating costs	(816,353)	(1,690,440)	(733,349)
Selling expenses	(230,438)	(346,305)	(230,414)
General and administrative expenses	(136,921)	(172,822)	(136,519)
Research and development expenses	(49,135)	(120,478)	(80,911)

Total operating costs and expenses	(1,232,847)	(2,330,045)	(1,181,193)

Operating income/(loss)	(12,853)	(87,163)	(24,880)

Other income/(expenses)
Interest income/(expenses)	(1,813)	(4,092)	(5,592)
Unrealized exchange income/(loss)	(421)	—	—
Investment income/(loss)	137	(1,369)	568
Others, net	10,153	12,627	17,941

Profit/(loss) before income tax, and share of income /(loss) of equity method investee	(4,797)	(79,997)	(11,963)

Income tax expense	(1,768)	—	—
Share of income/(loss) of equity method investee	239	2,660	(2,200)

Net profit/(loss)	(6,326)	(77,337)	(14,163)

Net profit/(loss) attributable to non-controlling interests	—	(51)	(2,553)

Net profit/(loss) attributable to Huize Holding Limited	(6,326)	(77,286)	(11,610)

Net profit/(loss)	(6,326)	(77,337)	(14,163)
Foreign currency translation adjustment, net of tax	—	—	—

Comprehensive income/(loss)	(6,326)	(77,337)	(14,163)

Comprehensive income/(loss) attributable to non-controlling interests	—	(51)	(2,553)

Comprehensive income/(loss) attributable to Huize Holding Limited	(6,326)	(77,286)	(11,610)

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)
(b) Basis of consolidation (Continued)

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	168,225	(152,844)	(69,094)

Cash flows from investing activities:
Purchase of long-term investment	(22,450)	(22,601)	(10,000)
Purchase of property, equipment and intangible assets	(8,162)	(37,359)	(16,773)
Proceeds from disposal of property, equipment and intangible assets	—	961	1,044
Acquisition of subsidiary, net of cash paid	(569)	(11,805)	(25,964)
Payments of inter-company balances	—	(5,050)	—
Proceeds from disposal of investments	—	890	700
Cash received for disposal of subsidiary	—	—	3,640
Advances to a third party	—	—	(26,000)
Repayment from a third party	—	—	16,000
Interests received	—	—	876
Others	137	241	237

Net cash provided by/(used in) investing activities	(31,044)	(74,723)	(56,240)

Cash flows from financing activities:
Proceeds from borrowings	105,400	184,000	270,200
Repayments of borrowings	(61,266)	(40,503)	(367,524)
Proceeds from inter-company balances	—	128,000	6,041
Proceeds from exercise of share option	245	247	—
Cash received by subsidiaries from minority shareholders	—	900	2,850

Net cash provided by/(used in) financing activities	44,379	272,644	(88,433)

Effect of exchange rate changes on cash and cash equivalents	—	—	—

Net increase/(decrease) in cash and cash equivalents and restricted cash	181,560	45,077	(213,767)
Total cash and cash equivalents and restricted cash at beginning of year	248,369	429,929	475,006

Total cash and cash equivalents and restricted cash at end of year	429,929	475,006	261,239

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
In the opinion of the Company’s management, the contractual arrangements among its subsidiary, the VIE and their respective Nominee Shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. In addition, shareholders of the VIE are PRC holding entities of certain pre-IPO shareholders of the Company, including entities beneficially owned by Mr. Cunjun Ma, the chairman of the board of directors and the chief executive officer, who controls more than 50%
of the Company’s total voting power. Therefore, the enforceability of the contractual agreements between us, the VIE and its shareholders depends on whether the Company’s shareholders or their PRC holding entities will fulfill these contractual agreements. There is a risk that the benefits of ownership between the Company and the VIE may not be aligned in the future. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.
In March 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China together with their implementation rules and ancillary regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China but it does not explicitly stipulate the contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the Foreign Investment Law still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether the Group’s contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If variable interest entities fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with the VIE and the Group’s ability to conduct business through the VIE could be severely limited.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)
(b) Basis of consolidation (Continued)

The Company’s ability to control the VIE also depends on the power of attorney Zhixuan has to vote on all matters requiring shareholders’ approvals in the VIE. As noted above, the Company believes these powers of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

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

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

(c) Business combinations and
non-controlling
interests
The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 — “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income/(loss).
 During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated statements of comprehensive income/(loss).
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
(f) Convenience translation
Translations of balances in the Group’s consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on the last trading day of 2022 (December 30, 2022). No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022 or at any other rate.
(g) Cash and cash equivalents
Cash and cash equivalents consist of (1) cash on hand; (2) bank deposits and short-term, highly liquid investments, with original maturities of less than three months that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates.
(h) Restricted cash
In its capacity as an insurance broker, the Group collects “premiums” (unremitted insurance premiums) from certain insureds and remits the “premiums” to the appropriate insurance companies. Unremitted insurance premiums are held in custody until disbursed by the Group. The Group reports such amounts as restricted cash in the consolidated balance sheets, and classifies
into current and
non-current
portion based on the length of restricted period. Unremitted insurance premiums were RMB126,715 and RMB30,578 (US$ 4,433) as of December 31, 2021 and December 31, 2022, respectively. During the years ended December 31, 2021 and 2022, HK Smart Choice provided security for the loan of Huize Shidai by pledged deposits. The amounts of pledged deposits as of December 31, 2021 and 2022 were RMB75,831 and RMB43,459 (US$ 6,302), respectively. Also, restricted cash balance includes guarantee deposits required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance broker. The restricted cash balance related to this requirement were RMB25,280 and RMB24,880 (US$ 3,607) as of December 31, 2021 and as of December 31, 2022.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

(i) Accounts receivable
Accounts receivable is recorded at the invoiced amount and do not bear interest. Accounts receivable represent brokerage fees receivable from insurance companies. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable balance. The Group assesses the collectability of accounts receivable by determining the allowance percentage for the overdue balances by age. The Group makes allowance for the overdue balances of continuing cooperating insurance companies over 6 months and for the overdue balances of discontinuing cooperating insurance companies over 3 months.
(j) Insurance premium receivables
Insurance premium receivables consist of insurance premiums to be collected from the insured and are recorded at the invoiced amount and do not bear interest. The insurance premium received are included in net cash provided by operating activities in the consolidated statements of cash flows.
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
The carrying amount of cash and cash equivalents, restricted cash-current portion, accounts receivable, insurance premium receivables, amounts due from related parties, other receivables, accounts payable, insurance premium payables, other payables and amount due to related parties approximate their net carrying values reported in the consolidated balance sheets due to the short-term maturities of these instruments. Restricted cash-non-current
portion, long-term borrowings and operating lease liabilities are measured at amortized cost using discounted rates reflected time value of money. As the market interest rate is relatively stable during the reporting period, the carrying values of restricted cash-non-current
portion and long-term borrowings approximated their fair values reported in the consolidated balance sheets. Investment accounted for at fair value are measured at fair value.
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
(n) Impairment of long-lived assets and intangible assets
Long-lived assets including property, plant and equipment and intangible assets with indefinite lives and finite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2020, 2021 and December 31, 2022.
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
(q) Long-term investments

(i)	Equity investments accounted for using the equity method
In accordance with ASC 323, “Investment — Equity Method and Joint Ventures”, the Group applies the equity method of accounting to equity investments, in common stock or in-substance
common stock, over which it has significant influence but does not own a majority equity interests or otherwise control.
An investment in
in-substance
common stock is an investment that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to one in that entity’s common stock.
Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into the consolidated statements of comprehensive income (loss)after the date of acquisition. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.
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
The fair value determination, particularly for investments in early stage privately held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group writes down the asset to its fair value and takes the corresponding charge to the consolidated statements of comprehensive income/(loss).

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)
(q) Long-term investments (Continued)

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
Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income/(loss)

equal to the difference between the carrying value and fair value.
(r) Short-term and long-term borrowings
The short-term and long-term borrowings represent the Group’s borrowings from commercial banks for the working capital. Short-term borrowings include borrowings with maturity terms shorter than one year and the current portion of the long-term borrowings.
(s) Insurance premium payables
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

(t) Lease
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
As a lessee, the Group accounts for a modification to a contract as a separate contract (that is, separate from the original contract) when both of the following conditions are present:
a. The modification grants the lessee an additional right of use not included in the original lease.
b. The lease payments increase commensurate with the standalone price for the additional right of use, adjusted for the circumstances of the particular contract.
As a lessee, the Group remeasures the lease payments if any of the following occur:
a. The lease is modified, and that modification is not accounted for as a separate contract.
b. A contingency upon which some or all of the variable lease payments that will be paid over the remainder of the lease term are based is resolved such that those payments now meet the definition of lease payments.
c. There is a change in any of the following:

•	The lease term, as described. A lessee shall determine the revised lease payments on the basis of the revised lease term.

•
The assessment of whether the lessee is reasonably certain to exercise or not to exercise an option to purchase the underlying asset. A lessee shall determine the revised lease payments to reflect the change in the assessment of the purchase option.

•
Amounts probable of being owed by the lessee under residual value guarantees. A lessee shall determine the revised lease payments to reflect the change in amounts probable of being owed by the lessee under residual value guarantees.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

(u) Share-based compensation
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
For restricted shares granted with service conditions and performance conditions and graded vesting features, share-based compensation expenses are recorded net of estimated forfeitures using graded vesting method during the requisite service period, such that expenses are recorded only for those share-based awards that are expected to ultimately vest. For share options granted with service condition and the occurrence of an IPO as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition, amounting to RMB16,390, were recorded upon the completion of the IPO in 2020, the remaining share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the requisite service period.
The Group utilizes the binomial option pricing model to determine the fair value of share options, and determines the fair value of restricted share based on the fair value of the underlying common shares at the grant date considering the dilutive effect of restricted share.
(v) Fair value of redeemable preferred shares and common shares
Shares of the Company, which do not have quoted market prices, were valued based on the income approach. The income approach involves applying the discounted cash flow analysis based on projected cash flow using the Group’s best estimate as of the valuation dates. Estimating future cash flow requires the Group to analyze projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. In determining an appropriate discount rate, the Group considered the cost of equity and the rate of return expected by venture capitalists. The Group also applied a discount for lack of marketability given that the shares underlying the award were not publicly traded at the time of grant. Determination of estimated fair value of the Group requires complex and subjective judgments due to its limited financial and operating history, unique business risks and limited public information on companies in China similar to the Group.
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

(w) Redeemable preferred shares
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
(x) Employee benefit plans
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

(y) Revenue recognition
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
According to Topic 606, the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer is recognized as a contract asset. The Group recognize a contract liability if the customer’s payment of consideration precedes the Group’s performance.
Insurance brokerage services
The primary source of revenues is commissions from insurance brokerage services, determined based on a percentage of total premiums paid by insured over the term of the insurance policy. The brokerage fee rate, which is paid by the insurance companies, shall be based on the terms specified in the annual service contract with the insurance company for each product sold through the Group. The transaction price includes variable service fees which is estimated using the expected value method and is limited to the amount of variable consideration that is probable not to be reversed in future periods. The Group assesses whether the estimate of variable consideration is constrained. The Group determines that the insurance company, or the insurer, is its customer in this agreement. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collected from the insured since the Company has fulfilled its performance obligation to sell an insurance policy on behalf of the insurance company.
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
(y) Revenue recognition (Continued)

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
Contract Balance
The Group classifies its right to consideration in exchange for products or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. Generally, the amount of revenue recognized from insurance brokerage services exceeds the amount billed to customers following the predetermined premium payment schedules at inception of the insurance policy. The Group does not have an unconditional right to such exceeding amount. Accounts receivable represent the considerations for which the Group has satisfied its performance obligations and has the unconditional right to consideration. At each reporting date, the Group assesses whether there is any indicator of impairment to the contract assets and accounts receivable (Note 2(i)). An impairment loss, if any, is recorded as general and administrative expenses on the Consolidated Statements of Comprehensive Income/(Loss).
(z) Cost of revenue
A large component of the Group’s cost of brokerage income is channel cost, which is service fee paid to user traffic channels for successful sales, including social media influencers, emerging media channels and financial institutions. These user traffic channels have influences over their followers and users, who are potential insurance policyholders. Determination of channel cost is based on the service fee rate multiplied by the insurance premium sold. Channel cost is recognized in the year it incurred. The accounts payable represent channel cost payable to user traffic channels.
Another component of cost of brokerage income is payroll of insurance consultants, who are in charge of identifying and acquiring potential customers through providing advices related to insurance product.
Cost of other income mainly consists of payroll for digital and technology development services.
(aa) Selling expenses
The Group records its marketing campaign expenses and loyalty points as selling expenses.
Marketing campaign expenses consist primarily of advertising and marketing expenses. Advertising and marketing expenses are charged to the consolidated statements of comprehensive income/(loss) as incurred. Beside marketing campaign expenses, selling expenses consist of salaries and employment benefits for employees who work in brokerage service line, office rental, telecommunications and office supply expenses incurred in connection with sales activities.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)
(aa) Selling expenses (Continued)

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
(bb) General and administrative Expenses
General and administrative expenses consist of payroll, rental, and related expenses for employees involved in general corporate functions, including finance, legal and human resources, as well as costs associated with use of facilities and equipment, such as depreciation expenses and other general corporate related expenses.
General and administrative expenses also include surcharges on VAT payments according to PRC tax.
(cc) Research and development expenses
Research and development expenses consist primarily of payroll for research and development employees involved in designing and testing of new products and service and outsourcing labor costs. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.
(dd) Others, net
Others, net, mainly consist of
non-operating
income and expenses. During the year ended December 31, 2022, it was composed primarily of RMB12,779 government subsidies and RMB6,702 gain on termination of lease contracts.
(ee) Taxation
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
(ee) Taxation (Continued)

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
For a particular tax-paying component of the Group and within a particular tax jurisdiction, all deferred tax liabilities and assets, as well as any related valuation allowance, are offset and presented as a single noncurrent amount.
The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not
recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than
50
% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.
(ff) Net profit /(loss) per share
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
(gg) Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Group determines that their chief executive officer (“CEO”) is the chief operating decision-maker.
The Group is principally engaged into insurance brokerage services, income of which accounted for over 90% of the total revenue. No geographical segment analysis is shown as more than 90% of the Group’s revenue are derived from activities in and from customers located in the PRC and more than 90% of the carrying values of the Group’s long-lived assets other than financial instruments are located in the PRC. During the years ended 31 December 2021 and 2022, the board of directors concluded that the Group has only one reportable segment – insurance brokerage services. The other segments are individually and collectively insignificant for segment reporting purpose. As such, no segment information is presented

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

(hh) Significant risk and uncertainties
Currency risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB429,970, RMB481,589 and RMB261,891 of cash and cash equivalents and restricted cash denominated in RMB as of December 31, 2020, 2021 and December 31, 2022, respectively.
Concentration of Credit Risk
Details of the customers accounting for 10% or more of total operating revenue are as follows:

	Year Ended December 31
	2020	%	2021	%	2022	%
	RMB		RMB		RMB
Customer A	32,347	3%	715,287	32%	309,781	27%
Customer K	292,975	24%	489,862	22%	140,991	12%
Customer L	152,296	12%	191,059	9%	44,546	4%
Customer I	157,750	13%	46,972	2%	19,552	2%

	635,368	52%	1,443,180	65%	514,870	45%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December, 31
	2021	%	2022	%
	RMB		RMB
Customer K	32,702	4%	47,941	19%
Customer M	—	—	37,531	15%
Customer A	464,289	60%	32,456	13%
Customer H	165,688	21%	19,404	8%

	662,679	85%	137,332	55%

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.
Details of the banks which accounted for 10% or more of cash and cash equivalents and restricted cash are as follows:

	As of December, 31
	2021	%	2022	%
	RMB		RMB
Bank A	294,418	48%	154,381	41%
Bank B	144,317	24%	73,255	19%
Bank C	46,534	8%	67,444	18%
Bank D	61	0%	40,917	11%

	485,330	80%	335,997	89%

The Group places its cash and cash equivalents and restricted cash in financial institutions located in the PRC which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents and restricted cash are financially sound based on public available information.
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

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

(ii) Recent accounting pronouncements
In June 2016, the FASB issued ASU
2016-13,
“Financial Instruments – Credit Losses (Topic 326)”: Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale
debt securities and purchased financial assets with credit deterioration. For public business entities that are U.S. SEC filers, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2022, and interim periods within fiscal years beginning after December 15, 2022. This guidance is effective for the Group beginning on January 1, 2023 and the Group reports the change in this accounting principle through modified retrospective application. The cumulative impact of the adjustments on retained earnings as of January 1, 2023 did not have a material impact on the Group’s consolidated financial statements.
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
In January 2020, the FASB issued ASU
2020-1,
‘‘investments—equity securities (Topic 321)’’. The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU
2020-01
is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with earlier adoption permitted. The Group intends to adopt the ASU on the effective date of January 1, 2022 and the impact of adopting this standard did not have a material impact on the Group’s consolidated financial statements.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)
(ii) Recent Accounting Pronouncements (Continued)

In August 2020, the FASB issued ASU
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
In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820)—Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements.
3. Fair Value measurement
The following tables set forth, by level within the fair value hierarchy, financial assets measured at fair value as of December 31, 2021 and 2022. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Investments accounted for at fair value Listed equity securities	840	—	—	840

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Investments accounted for at fair value Listed equity securities	808	—	—	808

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

4. Accounts receivable, net of allowance for doubtful accounts
Accounts receivable, net of allowance for doubtful accounts by the Group consist of the following:

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB
Accounts receivable	780,431	255,251
Less: allowance for doubtful accounts	(3,169)	(4,584)

Accounts receivable, net	777,262	250,667

The following table summarizes the movement of the Group’s provision for doubtful accounts:

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB
Balance at the beginning of the year	1,724	3,169
Provision for doubtful accounts	1,445	1,415

Balance at the end of the year	3,169	4,584

5. Related party balances and transactions
The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Cunjun Ma	Chief Executive Officer and Director of the Group
Individual Director or Officer	Directors or Officers of the Group
Shareholders and minority shareholders	Shareholders and minority shareholders
Xiaoke Huixuan (Shenzhen) Technology Co., Ltd. (“Xiaoke”)	Company that the Group has significant influence on
Huibao Huipei (Shenzhen) Technology Co., Ltd (“Huibao Huipei”)	Company that the Group has significant influence on
Details of related party transactions for the years ended December 31, 2020, 2021 and 2022 are as follows:
Service provided by related parties:

	For the year ended December 31
	2020	2021	2022
	RMB	RMB	RMB
Technology service fee to Xiaoke	—	11,609	7,259
PPC advertisement service fee to Xiaoke	—	412	—
Channel cost to Huibao Huipei	—	140	2,054

Total	—	12,161	9,313

According to the cooperation agreements in 2021 and 2022, Xiaoke provides technology service to the Company, and Huibao Huipei serves as one of the Company’s traffic channels.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
5. Related party balances and transactions (Continued)

Service provided to related parties:

	For the year ended December 31
	2020	2021	2022
	RMB	RMB	RMB
Consulting service fee to Huibao Huipei	—	—	970

Total	—	—	970

The Company provides consulting service to Huibao Huipei according to the cooperation agreement in 2022.
Details of related party balances as of December 31, 2021 and 2022 are as follows:
Amounts due from related parties:

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB
Shareholders	128	149
Huibao Huipei	—	340

	128	489

The amount due from related parties represents the advance miscellaneous fees for shareholders and the receivable for consulting service provided to Huibao Huipei.
Amounts due to related parties:

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB
Xiaoke	11,753	495
Others	122	—

	11,875	495

The amount due to Xiaoke represents the payable for technology service.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

6. Prepaid expenses and other receivables and other assets
Prepaid expenses and other receivables and other assets consist of the following, with current portion presented as
p
repaid expenses and other receivables and
non-current
portion presented as other assets:

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB
Current portion:
Prepaid input value-added tax	43,817	32,083
VAT refund receivable	200	4,827
Rental and other deposits	14,532	9,609
Advances to suppliers	13,731	10,230
Interest receivables (a)	2,177	2,467
Advances to staff (b)	970	397
Directors and officers liability insurance premium	658	658
Claim advance on behalf of insurer	77	53
Prepayment for share repurchase	—	898
Advances to a third party (c)	—	10,000
Others	1,939	1,596

	78,101	72,818
Less: Allowance for impairment	(590)	(1,000)

	77,511	71,818

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB
Non-current portion:
Prepayment related to investment	200	—
Advances to long-term assets	179	279

	379	279

(a)	This represented accrued interest income on bank deposits.
(b)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.
(c)	The amounts represent advances to a third party which are interest-bearing at a fixed interest rate of 5% per annum.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

7. Property, Plant and Equipment, net
Property, plant and equipment, net, consist of the following:

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB
Computer and electronic equipment	31,041	27,439
Leasehold improvements	27,238	28,124
Office furniture and equipment	10,755	10,330
Motor vehicles	2,443	2,448

Total	71,477	68,341
Less: Accumulated depreciation (1)	(23,016)	(29,823)

Property, equipment and equipment, net	48,461	38,518

(1)	Depreciation expenses for the years ended December 31, 2020, 2021 and 2022 were RMB4,684, RMB6,474 and RMB17,319, respectively.
No impairment for property, plant and equipment was recorded for the years ended December 31, 2020, 2021 and 2022.
8. Intangible assets, net
The intangible assets, net consisted of the following:

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB
Insurance agency license (1)	12,336	45,150
Insurance adjusting license	3,067	3,067
Insurance brokerage license	2,647	2,647
Software and system	5,436	5,695
Domain name	580	580

Total	24,066	57,139
Less: Accumulated amortization (2)	(2,440)	(3,641)

Intangible assets, net	21,626	53,498

(1)
During the year ended December 31, 2022, the Group’s disposal of a subsidiary resulted in a decrease of RMB4,519 in insurance agency license, and the Group’s acquisition of a subsidiary resulted in an increase of RMB37,333 in insurance agency license.

The addition of insurance agency license was derived from the acquisition of Shenzhen Detong. During the year ended December 31, 2022, the Company completed the acquisition of Shenzhen Detong. Since substantially all the fair value of the assets acquired from acquiree company was concentrated in a single asset, the acquiree company did not meet the criteria of a business and the transaction was accounted for as an asset acquisition.

(2)	Amortization expenses for the years ended December 31, 2020, 2021 and 2022 were RMB424, RMB950 and RMB1,201, respectively.
No impairment for intangible assets was recorded for the years ended December 31, 2020, 2021 and 2022.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
8. Intangible assets, net (Continued)

The amortization of the coming 5 years is:

As of
December 31, 2022
RMB
2023	984
2024	694
2025	431
2026	130
2027	72
9. Long-term investments

	Equity investments measured under measurement alternative	Equity Method	Investment accounted for at fair value	Equity investments measured under NAV practical expedient	Total
	RMB	RMB	RMB	RMB	RMB
Balances at January 1, 2020	14,500	8,895	—	—	23,395
Additions	1,000	21,450	—	—	22,450
Share of earnings/(loss) of an equity investee	—	239	—	—	239
Reclassification	9,195	(9,195)	—	—	—

Balances at December 31, 2020	24,695	21,389	—	—	46,084

Balances at January 1, 2021	24,695	21,389	—	—	46,084
Additions	12,500	9,900	4,641	6,373	33,414
Share of earnings/(loss) of an equity investee	—	2,660	—	—	2,660
Fair value change	—	—	(1,339)	(2,885)	(4,224)
Realized gain/(loss)	—	—	265	—	265
Exchange adjustments	—	—	203	29	232
Impairment	(1,610)	—	—	—	(1,610)
Disposal	(890)	—	(2,930)	—	(3,820)

Balances at December 31, 2021	34,695	33,949	840	3,517	73,001

Balances at January 1, 2022	34,695	33,949	840	3,517	73,001
Additions	—	10,000	—	—	10,000
Share of earnings/(loss) of an equity investee	—	(2,200)	—	—	(2,200)
Fair value change	—	—	(109)	(2,675)	(2,784)
Exchange adjustments	—	—	77	211	288
Disposal	(1,000)	—	—	—	(1,000)

Balances at December 31, 2022	33,695	41,749	808	1,053	77,305

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
9. Long-term investments (Continued)

Equity method
As of December 31, 2020, 2021 and 2022, the Group’s investments accounted for under the equity method were RMB21,389, RMB33,949 and RMB41,749, respectively. The Group applies the equity method of accounting to account for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control.
During the year ended December 31, 2020, the Group invested RMB19,000 in cash for 49.26% equity interest in a private equity fund, Nanjing Qiqian Alpha Equity Investment LLP, and RMB2,450 in cash for 49% equity interest in a technology service company, Huibao Huipei. As the Group has significant influence over these companies, the investments were accounted for using the equity method.
During the year ended December 31, 2021, the Group invested RMB5,000 in cash for 49% equity interest in a technology service company, Xiaoke, and RMB4,900 in cash for 47.62% equity interest in a private equity fund, Shanghai Dewu Chuxing Investment Management Partnership (Limited Partnership). As the Group has significant influence over these companies, the investments were accounted for using the equity method.
During the year ended December 31, 2022, the Group
paid
RMB10,000
of its subscribed capital contribution to Shanghai Dewu Chuxing Investment Management Partnership (Limited Partnership). Since this contribution has not affected the Group’s proportion of equity interest in this investment, the Group still used equity method to account for this investment.
Investment accounted for at fair value
The Group paid RMB2,665 in cash to invest in private equity fund CCBT LANIAKEA CAPITAL FUND I L.P. in March 2021 and RMB1,976 in cash in stock of Nayuki in June 2021. The Group elected the fair value option in accordance with ASC 825 to account for the investments and recognized the fair value change in its consolidated statements of comprehensive income/(loss). In May 2021, the Group sold the investment in CCBT LANIAKEA CAPITAL FUND I L.P. and recognized investment gain of RMB265. For the years ended December 31, 2021 and 2022, the Group recognized a fair value loss of RMB1,339 and RMB109 for the investment in the stock of Nayuki, respectively.
No
such investments during the year ended December 31, 2020.
Equity investments measured under measurement alternative and NAV practical expedient
Equity investments without readily determinable fair values include investments in a private equity fund accounted for under NAV practical expedient, and investments in private companies accounted for under measurement alternative.
Investment in private equity funds over which the Group does not have the ability to exercise significant influence are accounted for under the NAV practical expedient. In March 2021, the Group paid RMB6,373 in cash to invest in private investment fund of Right Time SPC. The Group does not have the ability to exercise significant influence and elect to account for the investment under the NAV practical expedient. During the years ended December 31, 2021 and 2022, the Group recognized a fair value loss of RMB2,885 and RMB2,675.
No
such investments during the year ended December 31, 2020.
As of December 31, 2020, 2021 and 2022, the Group held investment in certain equity investments measured under measurement alternative. Impairment during the years ended December 31, 2020, 2021 and 2022 were nil, RMB1,610 and nil, respectively.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

10. Short-term borrowing

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB
Bank borrowings (1)	170,000	130,000
Current portion of long-term borrowings (note 14)	46,710	20,000

	216,710	150,000

(1)
The Group obtained short-term borrowings to support its operation. The borrowings bear interest ranging from 4.30% to 5.00% for the year ended December 31, 2021 and interest ranging from 4.60% to 5.00% for the year ended December 31, 2022.

11. Other payables and accrued expenses
Other payable and accrued expenses consist of the following:

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB
Other tax payables	32,006	14,994
Other payable to suppliers	17,365	8,915
Accrued marketing expense -loyalty points	7,414	4,643
Professional fees	7,068	6,211
Advances from the insured	3,211	3,251
Interest payable	655	746
Deposits	625	258
Withholding social security costs and housing benefits	1,152	14,717
Deferred income	—	2,395
Others	1,759	2,121

	71,255	58,251

12. Employee benefits
Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance unemployment insurance, maternity insurance, on-the-job
injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB18,924, RMB64,238 and RMB54,641 for the years ended December 31, 2020, 2021 and 2022, respectively.

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
On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises” (“HNTE”). The HNTE will be entitled to a favorable statutory tax rate of 15%. An enterprise’s qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. On November 2, 2018, the local governments announced that Huize Shidai was qualified as HNTE and was subject to a preferential statutory tax rate of 15% since then. On October 9, 2021, the Chengdu Huize was also qualified as HNTE and was subject to a preferential statutory tax rate of 15% since then. Accordingly, Huize Shidai and Chengdu Huize are taxed at a rate of 15%, subject to reassessment.
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

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

13. Income taxes (Continued)
The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested
and the remittance of the dividends will be postponed indefinitely. The Group does not intend to have any of its PRC subsidiaries or VIEs distribute any undistributed profits of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries and VIEs for their PRC operations. As of December 31, 2022, the VIEs are in accumulative loss situation

and
no withholding tax needs to be
accrued.
Composition of income tax expense
The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income/(loss) during the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current income tax expense	2,234	—	—
Deferred income tax (benefit)/expense	(466)	—	—

Income tax expense	1,768	—	—

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
13. Income taxes (Continued)

Tax Reconciliation
Reconciliation between the income tax expense computed by applying the EIT tax rate to income before income taxes and actual provision were as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Profit/(Loss) before income tax	(16,524)	(107,717)	(33,740)

Tax expense/(benefit) at EIT tax rate of 25%	(4,131)	(26,929)	(8,435)
Effect of different tax rates applicable to different subsidiaries of the Group	490	(3,195)	(826)
Changes in valuation allowance	1,290	37,948	16,154
Income not subject to tax	(34)	(769)	(59)
Expenses not deductible for tax purposes	11,561	2,872	5,608
Research and development tax credit	(7,408)	(12,627)	(12,442)
Effect on deferred tax assets due to change in tax rates	—	2,700	—

Income tax expense	1,768	—	—

Deferred tax assets and deferred tax liabilities
The following tables set forth the significant components of the deferred tax assets and deferred tax liabilities:

	December 31, 2021	December 31, 2022
	RMB	RMB
Deferred tax assets
Advertising expenses	1,105	1,569
Net accumulated losses carry forward	67,714	94,697
Depreciation and amortization	271	338
Allowance for doubtful accounts	940	1,505
Accrued expenses	4,171	6,640
Operating lease liab ilitie s	—	45,639
Less: valuation allowance	(73,596)	(90,049)

Gross deferred tax asset s	605	60,339
Offse t	—	(60,339)
Net deferred tax assets	605	—

Deferred tax liabilities
Intangible assets	4,287	12,491
Operating lease right-of-use asset s	—	45,638
Gain on equity method investee	605	605
Variable consideration of renewal incom e	—	14,096

Gross deferred tax liabilities	4,892	72,830
Offset	—	(60,339)

Net deferred tax liabilities	4,892	12,491

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
13. Income taxes (continued)

Movement of valuation allowance

	For the years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at the beginning of the year	33,211	34,501	73,596
Additions	7,318	37,961	20,122
Acquisition of subsidiaries	—	1,147	1,529
Reversals	(6,028)	(13)	(3,968)
Expiration	—	—	(166)
Disposal of subsidiaries	—	—	(1,064)

Balance at end of the year	34,501	73,596	90,049

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
As of December 31, 2020, 2021 and 2022, the Group had tax on net operating loss carryforwards of approximately RMB31,218, RMB67,714 and RMB 94,697, respectively, which arose from the subsidiaries, VIE and the VIE’s subsidiary established in PRC. As of December 31, 2020, 2021 and 2022, of the tax on net operating loss carryforwards, RMB30,613, RMB67,109 and RMB94,092 was provided for valuation allowance,
respectively, while the remaining

RMB605, RMB605 and RMB605 is expected to be utilized prior to expiration considering future taxable income for respective entities. In 2020 and 2021, the net operating loss carry forward of Shenzhen Huize, Huize Shidai and Chengdu Huize was provided for the addition of valuation allowance. In 2022, the addition of valuation allowance was mainly provided by the net operating loss carry forward of Chengdu Huize and other certain subsidiaries of VIE, because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimates of its future taxable income.

In 2022, the reversal of valuation allowance was mainly caused by the decrease of net operation loss carry forward of Shenzhen Huize.
According to the Circular of relevant governmental regulatory authorities of Taxation on Extending the Loss Carry-over Period of High-tech Enterprises and High-tech SMEs (Cai Shui [2018] No. 76), from January 1, 2018, the enterprises that have the qualifications of high-tech enterprises or high-tech SMEs will be able to make up for the losses that have not been utilized in the previous five years before the qualification year. The longest carry-over period is extended from 5 years to 10 years. As of December 31, 2022, the net operating loss carryforwards will expire during the period from 2024 to 2031, if unused.
Uncertain tax positions
The liabilities associated with uncertain tax positions were RMB2,440 and RMB2,440 as of December 31, 2021 and 2022, respectively. The Group did not accrue any potential penalties and interest related to these uncertain tax positions for all years presented on the basis that the likelihood of penalties and interest being charged is not considered to be probable.
The amounts of uncertain tax positions listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. The Group does not expect changes in uncertain tax positions recognized as of December 31, 2022 to be material in the next twelve months. In general, the PRC tax authorities have up to five years and in certain cases up to
10
years to conduct examinations of the tax filings of the Group. There are no ongoing examinations by tax authorities as of December 31, 2022.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

14. Long-term borrowing
The following table summarizes the details of the Group’s long-term borrowings:

	Maturity Date	Principal Amount	Interest Rate Per Annum	As of
Type				December 31, 2021	December 31, 2022
				RMB	RMB
Bank loan	May 20, 2022	20,000	4.60%	20,000	—
Bank loan	May 19, 2023	20,000	4.75%	20,000	20,000
Bank loan	July 19, 2022	29,400	3.85%	26,710	—

Total				66,710	20,000

Less: Current portion of long-term borrowings				(46,710)	(20,000)

				20,000	—

As of December 31, 2021 and 2022, the loan with maturity date of July 19, 2022 was pledged by the deposits of HK Smart Choice and the credit of Huize Insurance Brokerage. Interest is payable on a monthly basis.
15. Common shares
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
All of the 150,591,207 common shares held by Huidz Holding Limited, an entity controlled by Mr. Cunjun Ma, the chairman of the
board of directors and
the
chief executive officer, was
re-designated
as Class B common shares. Upon the completion of IPO, Mr. Cunjun Ma beneficially owned an aggregate of 150,591,207 Class B common shares, which represented 76.4% of the Company’s total voting power. All the issued and outstanding redeemable preferred shares and the rest of common shares converted into Class A common shares on a one-for-one
basis.
The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.
In April 2020, board of directors authorized a share repurchase program under which the Company may repurchase up to US$10 million of its outstanding ADSs over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and the Company’s insider trading policy. As of December 31, 2021 and 2022, the Company repurchased 171,843 ADSs in total (equivalent to 3,436,860 shares) and 826,730 ADSs in total (equivalent to 16,534,600 shares), respectively, and the costs of treasury stock were RMB9,545 and RMB15,306, respectively.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

16. Redeemable preferred shares
In September 2014, the Group issued 204,022,000 Series A Redeemable Preferred Shares (“Series A Redeemable Preferred Shares”) for an aggregate consideration of RMB39,404,003. Also, the Group upgraded 87,935,500 shares to Series A Redeemable preferred shares when these shares were transferred from Series
Pre-A
shareholders to Series A shareholders.
In March 2016, the Group issued 185,512,580 Series B Redeemable Preferred Shares (“Series B Redeemable Preferred Shares”) for an aggregate consideration of RMB200,000.
In July 2016, the Group issued 43,937,180 Series B+ Redeemable preferred shares (“Series B+ Redeemable Preferred Shares”) for an aggregate consideration of RMB62,500.
During the year ended December 31, 2018, 16,574,460 Redeemable Preferred Shares (“Series B++ Redeemable Preferred Shares) were converted from the convertible bond with the principal amount of RMB24,520 and interest amount of RMB907.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
16. Redeemable preferred shares (Continued)

The Group’s redeemable preferred shares activities for the years ended December 31, 2020, 2021 and 2022 are summarized below:

	Series A Shares		Series B Shares		Series B+ Shares		Series B++ Shares
	Number of Shares	Amount (RMB)	Number of Shares	Amount (RMB)	Number of Shares	Amount (RMB)	Number of Shares	Amount (RMB)
Balances as of January 1, 2020	204,022,000	84,072	185,512,580	261,272	43,937,180	81,654	16,574,460	27,629
Redeemable Preferred Shares redemption value accretion	—	788	—	2,634	—	701	—	151
Conversion and re-designation of preferred shares into Class A common shares	(204,022,000)	(84,860)	(185,512,580)	(263,906)	(43,937,180)	(82,355)	(16,574,460)	(27,780)

Balances as of December 31, 2020	—	—	—	—	—	—	—	—

Balances as of December 31, 2021	—	—	—	—	—	—	—	—

Balances as of December 31, 2022	—	—	—	—	—	—	—	—

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
16. Redeemable preferred shares (Continued)

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
As explained in note 15, all the redeemable preferred shares conversed into Class A common shares on a one-for-one
basis upon the completion of IPO.
17. Share-based compensation
Share-based compensation was recognized in operating expenses for the years ended December 31, 2020, 2021 and 2022 as follows:

	For the year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenue	410	(387)	11
Selling expenses	10,642	(475)	1,041
General and administrative expenses	40,820	(665)	9,151
Research and development expenses	381	(297)	208

	52,253	(1,824)	10,411

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
17. Share-based compensation (continued)

Global Share Incentive Plan
In June 2019, the Company adopted a Global Share Incentive Plan (the “Global Plan”), which includes Option Plan, Restricted Shares Plan and Shares Award.
Option Plan
Under the Option Award Agreement, options which granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the Option Grant includes a condition where employees can only exercise vested options upon the occurrence of that the Company’s common shares become listed securities, which substantially creates a performance condition (“IPO Condition”). Meanwhile, the Company offers their employees broker-assisted cashless exercise programs to help the employees exercise their stock options without having to use their personal funds to pay for the exercise price. The options are classified as liability-classified award. As of December 31, 2019, the Company granted 19,463,440 share options to certain of its employees. The Company finished its initial public offering in February 2020, the share-based compensation cost was recognized accordingly.
During the years ended 2021, the Company granted 21,631,945 share options to employees pursuant to the Global Plan. No share options were granted during the year ended 2022.
The following table summarized the Company’s activities under the Option Plan for the years ended December 31, 2020, 2021 and 2022:

	Number of options	Weighted average exercise price (US$)
Outstanding at January 1, 2020	19,463,440	0.1607
Granted	—	—
Exercised	(707,396)	0.1607
Forfeited	(2,601,993)	0.1607
Outstanding at December 31, 2020	16,154,051	0.1607

Vested and exercisable at December 31, 2020	5,004,126	0.1607

Outstanding at January 1, 2021	16,154,051	0.1607
Granted	21,631,945	0.1609
Exercised	(201,040)	0.1607
Forfeited	(740,231)	0.1607
Outstanding at December 31, 2021	36,844,725	0.1608

Vested and exercisable at December 31, 2021	11,884,664	0.1709

Outstanding at January 1, 2022	36,844,725	0.1608
Granted	—	—
Exercised	—	—
Forfeited	(3,020,669)	0.1515
Outstanding at December 31, 2022	33,824,056	0.1616

Vested and exercisable at December 31, 2022	24,166,379	0.1640

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
17. Share-based compensation (continued)
Option Plan (Continued)

The following table summarizes information regarding the share options outstanding as of December 31, 2022:

	As of December 31, 2022
	Options number	Weighted average exercise price per option	Weighted average remaining contractual life (years)	Aggregate intrinsic value
		US$		US$
Outstanding	33,824,056	0.1616	7.67	—
Exercisable	24,166,379	0.1640	7.52	—
Expected to vest	9,657,677	0.1556	8.03	—
The weighted average fair value of the options was US$ 0.0127 and US$ 0.0192 per option as of December 31, 2021 and 2022, respectively.
The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the fair value of the underlying stock at December 31, 2022.
The fair value of the option plan was estimated on the date of each balance sheet date using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	Weighted average
	2021	2022
Exercise price (US$)	0.1608	0.1616
Expected forfeiture rate (post-vesting)	10.85%	5.86%
Expected volatility	40.57%	51.70%
Excepted term (in years)	8.71	7.67
Expected dividend yield	0%	0%
Risk-free interest rate	1.4658%	3.9302%
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
Employees Restricted Shares Plan
Under the Employees Restricted Shares Award Agreement, restricted shares which granted to employees vest upon satisfaction of a service condition and a performance condition, which is generally satisfied over four years. The restriction will be removed along with the satisfaction of the service condition. As of December 31, 2020, the Company granted 23,809,190 restricted common shares to certain senior management through Bodyguard Holding Limited (“Bodyguard”) as a holding platform. In March 2021, the Company granted additional 320,000 restricted shares to the senior management pursuant to the Global Plan. No restricted shares were granted during the year ended 2022.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
17. Share-based compensation (continued)
Employees Restricted Shares Plan (Continued)

The following table summarized the Company’s restricted shares activities under the Employees Restricted Shares Plan for the years ended December 31, 2020, 2021 and 2022:

	Options to employees	Weighted average grant-date fair value
Non-vested at January 1, 2020	23,809,190	—
Granted	—	—
Vested	(7,000,739)	—
Forfeited	(3,475,844)	—

Non-vested at December 31, 2020	13,332,607	—

Non-vested at January 1, 2021	13,332,607	—
Granted	320,000	2.49
Vested	(4,925,510)	—
Forfeited	(613,553)	—

Non-vested at December 31, 2021	8,113,544	—

Non-vested at January 1, 2022	8,113,544	—
Granted	—	—
Vested	(4,519,185)	—
Forfeited	(163,614)	—

Non-vested at December 31, 2022	3,430,745	—

Restricted shares granted to employees are measured based on their grant-date fair values and recognized as compensation cost on a graded-vesting method over the requisite 2.25 to 4 years’ service period. The weighted average grant date fair value of restricted shares granted for the years ended December 31, 2020, 2021 and 2022 were nil, RMB2.49 per share and nil, respectively. As of December 31, 2020, 2021 and 2022, there were a total of RMB35,880, RMB11,355 and RMB8,163 share-based compensation expenses recognized, respectively. As of December 31, 2021 and 2022, there were RMB11,883 and RMB770 unrecognized share-based compensation, respectively.
Shares Award
Under the Shares Award Agreement, 14,229,183 common shares were awarded to Mr. Cunjun Ma directly through an entity wholly owned by Mr. Cunjun Ma with no consideration on June 30, 2019. The fair value of the shares awarded was RMB4.20 per share, and a total of RMB59,778 share-based compensation expense was recognized on June 30, 2019. No shares were awarded during the years ended December 31, 2020, 2021 and 2022.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

18. Operating revenue

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Brokerage income
-Life and health insurance business	1,166,118	2,170,767	1,046,469
-Property and casualty insurance business	49,316	61,486	62,183

Brokerage income subtotal	1,215,434	2,232,253	1,108,652

Other income	4,788	12,763	49,256

Total operating revenue	1,220,222	2,245,016	1,157,908

19. Selling expense

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Salaries and employment benefits	129,327	222,428	166,588
Advertising and marketing expenses	71,472	97,945	31,026
Rental and utilities expenses	6,961	13,781	15,358
Office expenses	5,877	5,623	4,086
Travelling expenses	1,689	3,734	1,911
Depreciation and amortizations	444	680	1,101
Share-based compensation expenses	10,642	(475)	1,041
Business development	384	761	827
Others	3,642	6,096	9,726

Total	230,438	350,573	231,664

20. General and administrative expenses

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Salaries and employment benefits	51,457	87,321	59,484
Rental and utilities expenses	2,332	33,486	25,056
Professional service expenses	20,075	31,868	18,858
Depreciation and amortizations	1,875	2,195	11,448
Share-based compensation expenses	40,820	(665)	9,151
Directors and Officers liability insurance premium	6,127	7,798	7,891
Office expenses	3,811	8,532	6,177
VAT Surcharge	3,845	6,954	3,529
Bank charges	7,849	7,955	3,048
Bad debt expense	1,218	1,445	2,415
Travelling expenses	1,648	1,675	786
Other	9,150	9,055	6,872

Total	150,207	197,619	154,715

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

21. Investment income/(loss)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Fair value change of investments accounted for at fair value	—	(1,339)	(109)
Fair value change of equity investments measured under NAV practical expedient	—	(2,885)	(2,675)
Dividends received from equity investments	137	241	237
Impairment loss related to equity investments measured under measurement alternative	—	(1,610)	—
Realized gain/(loss) related to the investments accounted for at fair value	—	265	—
Gain on disposal of subsidiary	—	—	331

Total	137	(5,328)	(2,216)

22. Net loss per share
Basic net loss per share and diluted net loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2020, 2021 and 2022 as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net loss	(18,292)	(107,717)	(33,740)
Less: Net loss attributable to non-controlling interests	—	(51)	(2,553)

Net loss attributable to common shares and redeemable preferred shares	(18,292)	(107,666)	(31,187)
Redeemable preferred shares redemption value accretion	(4,274)	—	—
Allocation to redeemable preferred shareholders	1,074	—	—
Net loss attributable to common shareholders-Basic and diluted	(21,492)	(107,666)	(31,187)

Denominator:
Denominator for basic loss per share weighted-average common shares outstanding	963,817,614	1,021,861,206	1,021,958,881
Dilutive effect of restricted shares	—	—	—
Dilutive effect of share options	—	—	—
Denominator for diluted loss per share weighted-average common shares outstanding	963,817,614	1,021,861,206	1,021,958,881
Basic and diluted loss per share	(0.02)	(0.11)	(0.03)

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
22. Net loss per share (Continued)

The potentially dilutive securities that were not included in the calculation of above dilutive net loss per share in the years presented where their inclusion would be anti-diluted include restricted shares of 1,789,534 shares, 4,054,623 shares and 11,273,390 shares for the years ended December 31, 2020, 2021 and 2022, respectively, and share options of 4,114,655 shares, nil and 20,246,077 shares for the years ended December 31, 2020, 2021 and 2022 on a weighted average basis, respectively.
23.Lease
The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	As of December 31, 2021	As of December 31, 2022
	RMB	RMB
Operating lease right-of-use assets	247,819	162,180
Operating lease liabilities	264,069	186,107
Lease
expenses
for
these
leases
are
recognized
on a
straight
-line
basis
over the
lease
term.
For
short-
term
leases
over
which
the
Group
has
elected
not
to
apply
the
recognition
requirements of
ASC

, the
Group
has
recognized
the
lease
payments as
expenses
on a
straight
-line
basis
over
the
lease term.
For
the
year
ended
December
31,
2020
, total
rental
expenses
under
all
operating
leases
were
RMB6,941. For
the
years
ended
December
31
,
2021
and
2022
, total lease
cost
comprised
of
the
following
:

	For the Year Ended December 31,
	2021	2022
	RMB	RMB
Operating lease cost	46,102	39,476
Short term lease cost	385	1,724

Total lease cost	46,487	41,200

The following table presents the maturity of the Group’s operating lease liabilities as of December 31, 2022:

As of December 31, 2022
RMB
2023	19,100
2024	26,084
2025	26,559
2026	28,201
2027	29,755
Thereafter	99,792

Total operating lease payments (undiscounted)	229,491
Less: Imputed interest	(43,384)

Total operating lease liabilities (discounted)	186,107

As of December 31, 2022, the Group has no significant lease contract that has been entered into but not yet commenced.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
23. Lease (Continued)

Supplemental cash flow information related to the operating leases was as follow:

	For the Year Ended December 31,
	2021	2022
	RMB	RMB
Cash paid for amounts included in operating lease liabilities	27,360	24,554

Pursuant to the lease agreements dated in March and August 2022, the Group’s certain leased space was decreased, which led to terminations and partial terminations of the lease contracts. The difference between the decrease in the carrying amount of the lease liabilities and the proportionate decrease in the carrying amount of the right-of-use
assets was recorded as others, net of RMB7,215 in consolidated statements of comprehensive income/(loss). The decrease of lease liabilities constituted a non-cash
financing activity.
24. Commitments and contingencies
The Group had investment commitments of RMB55,546 as of December 31, 2021 and RMB11,000 as of December 31, 2022.
25. Restricted net asset
Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. In addition, restricted cash and insurance premium receivables of the VIE and its subsidiaries can only be used to settle relevant obligations of the VIE and its subsidiaries. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company. As of December 31, 2022, the restricted net assets of the Group’s relevant PRC entities amounted to RMB262,124. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.
26. Parent company only condensed financial information
The condensed financial information of the Company has been prepared in accordance with SEC Regulation
S-X
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
The Company did not have significant capital and other commitments or guarantees as of December 31, 2022. The subsidiaries did not pay any dividend to the Company for the years presented.
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

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2
6
. Parent company only condensed financial information (continued)

Balance sheet

	As of December 31,
	2021	2022
	RMB	RMB	USD$ Note 2(f)
Assets
Cash and cash equivalent	16,291	5,613	814
Amount due from related parties	106	149	22
Prepaid expense and other receivables	291,666	316,172	45,839
Long-term investments	76,030	44,307	6,424

Total assets	384,093	366,241	53,099

Liabilities and Shareholders’ equity
Other payables and accrued expenses	17,892	17,892	2,594
Contract liabilities	4,555	3,332	483
Payroll and welfare payable	1,582	4,138	600

Total liabilities	24,029	25,362	3,677

Shareholders’ equity
Class A common shares (US$0.00001 par value; 7,000,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 894,456,046 shares issued as of December 31, 2021 and 2022, respectively; 886,166,726 shares and 873,068,986 shares outstanding as of December 31, 2021 and 2022, respectively)	62	62	9
Class B common shares (US$0.00001 par value; 800,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 150,591,207 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	10	10	1
Treasury stock (3,436,860 shares and 16,534,600 shares as of December 31, 2021 and December 31, 2022, respectively)	(9,545)	(15,306)	(2,219)
Additional paid-in capital	896,772	904,935	131,203
Accumulated other comprehensive loss	(27,295)	(17,695)	(2,566)
Accumulated deficit	(499,940)	(531,127)	(77,006)

Total shareholders’ equity	360,064	340,879	49,422

Total liabilities and shareholders’ equity	384,093	366,241	53,099

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
26
. Parent company only condensed financial information (continued)

Statement of Comprehensive Income/(Loss)

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	USD$ Note 2(f)
Operating revenue
Other income	228	1,269	1,553	225

Total operating revenue	228	1,269	1,553	225

Operating cost and expenses
General and administrative expenses	(4,611)	(5,994)	(4,614)	(670)

Operating loss	(4,383)	(4,725)	(3,061)	(445)

Other expense
Interest income	11	4	—	—
Unrealized exchange income	421	—	—	—

Profit/(loss) before income tax, and share of loss of subsidiaries and VIEs	(3,951)	(4,721)	(3,061)	(445)

Share of income/(loss) of subsidiaries and VIEs	(14,341)	(102,945)	(28,126)	(4,078)

Net profit/(loss)	(18,292)	(107,666)	(31,187)	(4,523)

Redeemable preferred shares redemption value accretion	(4,274)	—	—	—
Allocation to redeemable preferred shares	1,074	—	—	—

Net profit/(loss) attributable to common shareholders	(21,492)	(107,666)	(31,187)	(4,523)

Net profit/(loss)	(18,292)	(107,666)	(31,187)	(4,523)
Foreign currency translation adjustment, net of tax	(22,386)	(5,323)	9,600	1,392

Total comprehensive income/(loss)	(40,678)	(112,989)	(21,587)	(3,131)

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2
6
. Parent company only condensed financial information (continued)

Statement of cash flows

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	USD$
Cash flows from operating activities:
Net profit/(loss)	(18,292)	(107,666)	(31,187)	(4,523)
Adjustments to reconcile net profit/(loss) to net cash used in operating activities:
Unrealized exchange (income)/loss	(421)	—	—	—
Share of income/(loss) of subsidiaries and VIEs	14,341	102,945	28,126	4,078
Interest income	(11)	—	—	—

	(4,383)	(4,721)	(3,061)	(445)

Changes in operating assets and liabilities:
Increase/(decrease) in other payables and accrued expenses	(1,340)	(4,730)	—	—
Increase/(decrease) in contract liabilities	—	4,555	(1,223)	(177)
(Increase)/decrease in prepaid expense and other receivables	—	21	22,800	3,306
(Increase)/decrease in accounts receivable and contract assets	(216)	216	—	—
(Increase)/decrease in amount due from related parties	(189)	83	(43)	(6)

Net cash provided by/(used in) operating activities	(6,128)	(4,576)	18,473	2,678

Cash flows from investing activities:
Investments in subsidiaries and consolidated VIEs	(245)	(247)	—	—
Payments of inter-company balances	(139,123)	(161,216)	(23,376)	(3,389)

Net cash provided by/(used in) investing activities	(139,368)	(161,463)	(23,376)	(3,389)

Cash flows from financing activities:
Proceeds from initial public offering, net of issuance costs	340,479	—	—	—
Proceeds from exercise of options	503	497	—	—
Repurchase of Class A common shares	(2,063)	(3,003)	(6,659)	(965)

Net cash provided by/(used in) financing activities	338,919	(2,506)	(6,659)	(965)

Effect of exchange rate changes on cash and cash equivalents	(6,268)	(2,381)	884	128

Net increase/(decrease) in cash and cash equivalents and restricted cash	187,155	(170,926)	(10,678)	(1,548)
Total cash and cash equivalents and restricted cash at beginning of year	62	187,217	16,291	2,362

Total cash and cash equivalents and restricted cash at end of year	187,217	16,291	5,613	814

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

27. Subsequent events
The Company evaluated its subsequent events through April 19, 2023, the date on which these financial statements were issued. Except for the below transaction, there is no material events or transactions needing recognition or disclosure found.