Form 20-F
period 2023-12-31
Huize Holding Ltd
filed 2024-04-19
CIK 1778982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell co
m
pany report

For the transition period from

to

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
Qianhai
Shenzhen-Hong
Kong Cooperation Zone, Shenzhen 518000
People’s Republic of China
Telephone: +86 755 3689 9088
Email:
tanguohao@huize.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American depositary shares (each representing 20 Class A common shares, par value US$0.00001 per share) Class A common shares, par value US$0.00001 per share*	HUIZ	Nasdaq Global Market

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2023, there were (i) 843,968,206 Class A common shares issued and outstanding, par value US$0.00001 per share (excluding
3,619,900
Class A common shares reserved for issuance under our share incentive plans and
46,867,940
Class A ordinary shares in the form of ADSs that we repurchased under our share repurchase program), and (ii) 150,591,207 Class B common shares issued and outstanding, par value US$0.00001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery ana
lysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of insurance industry in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with insurance clients, insurance companies and other partners;

•	competition in our industry;

•	our proposed use of proceeds; and

•	government policies and regulations relating to our industry.

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

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Our Cayman Islands holding company that investors own equity interest in may never directly hold equity interests in the businesses that are conducted by the VIE. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiary, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” In addition, the contractual arrangements may not be as effective as equity ownership in providing us with control over the VIE, and we may incur substantial costs to enforce the terms of the arrangements. Evolvement in the PRC regulations may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, based on officially published and publicly available judgements, the legality and validity of VIE contractual arrangements have not been tested in a court of law in the PRC. There are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant variable interest entity through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the variable interest entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIE, and its shareholders for our operations in China, which may not be as effective as equity ownership in providing operational control,” and “—The shareholders and directors of the VIE may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries, the VIE and its material subsidiaries as of the date of this annual report:

Huize Holding Limited (Cayman Islands)
100%
Smart Choice Ventures Limited (British Virgin Islands)
100%
Hong Kong Smart Choice Ventures Limited (Hong Kong)
100%
Huize Hong Kong Insurance Broker Limited
100%
Synergy Wealth Management Limited
Outside PRC
100%
Inside PRC
Zhixuan International Management Consulting (Shenzhen) Co., Ltd., or the WFOE
Shenzhen Huiye Tianze Investment Holding Co., Ltd., or the VIE
100%
Huize Insurance Brokerage Co., Ltd.
100%
Shenzhen Huize Shidai Technology Co., Ltd.
100%
Shenzhen Huize Business Management Co., Ltd.
100%
Huize (Chengdu) Internet Technology Co., Ltd.
100%
Shenzhen Zhixuan Wealth Investment Management Co., Ltd.
100%
Shenzhen Detong Insurance Agency Co., Ltd.
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

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We are subject to the changes, interpretation and enforcement of laws and regulations in mainland China.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiary, the VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiary, the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIE and its subsidiaries in the PRC in all material respects, including, among others, the value-added telecommunications business operating licenses, the insurance intermediary license, the record-filing certificate on insurance adjustment assessment business and the record-filing certificate on the graded protection of information system security. Any failure to obtain or delay in obtaining such permissions or approvals, or a rescission of any such approval if obtained by us, would subject us to sanctions by the applicable PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the evolving enforcement practices of the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain, renew or retain licenses, permits or approvals may affect our ability to conduct or expand our business” and “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Meanwhile, the PRC government has sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022, and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, which became effective on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer require that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer provide certain circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where a data processor transfers important data overseas; (ii) where a critical information infrastructure operator, or a data processor processing the personal information of more than one million individuals, who, in either case, transfers personal information overseas; (iii) where a data processor who has, since January 1 of the previous year cumulatively transferred overseas the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which are collectively referred to as the Overseas Listing Filing Rules. The Overseas Listing Filing Rules formally came into effect on March 31, 2023. According to the Overseas Listing Filing Rules, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” As of the date of this annual report, we have not been required to file with the CSRC, nor have we been subject to any cybersecurity review initiated by the CAC. If (i) we fail to obtain the approval or complete other filing procedures, (ii) we inadvertently conclude that such approval or filing procedures are not required, while they actually are required, or (iii) we are required to obtain the approval or complete other filing procedures as a result of changes of applicable laws, regulations or interpretations thereof but fail to do so, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Our business generates and processes a large amount of data, and is subject to complex and evolving Chinese and international laws and regulations regarding privacy, data protection and cybersecurity. Any failure to protect the confidential information of third parties or improper use or disclosure of such data may subject us to liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation, and deter our clients from using our products and services.”

Cash Flows through Our Organization

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE is subject to internal approval. The cash of our group is under the unified management of our finance department, and is dispatched and applied to each operating entity based on the budget and operating conditions of the specific operating entity. Each cash requirement, after raised by an operating entity, is required to go through a three-level review process of our finance department. The funding team of the finance department will allocate the cash to the operating entity after the application for cash requirement is approved by the responsible person in the finance department. To date, we have not had difficulty in transferring cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE. The cash inflows of the Cayman Islands holding company were primarily generated from our initial public offering in February 2020. In 2021, 2022 and 2023, the Cayman Islands holding company transferred cash in the total amount of RMB136.6 million (US$19.2 million) to our PRC subsidiary and the subsidiaries of the VIE through our offshore intermediate holding entities in three methods: (i) Hong Kong Smart Choice Ventures Limited made capital contribution to Zhixuan International Management Consulting (Shenzhen) Co., Ltd., our WFOE, in the amount of RMB129.5 million in 2021, nil in 2022, and nil in 2023; our WFOE and its subsidiary then provided inter-company loan of RMB128.0 million in 2021, RMB6.0 million in 2022, and nil in 2023 to the VIE; (ii) Hong Kong Smart Choice Ventures Limited made direct inter-company loans to the subsidiaries of the VIE, in the amount of nil in 2021, nil in 2022 and RMB0.6 million (US$0.1 million) in 2023; (iii) through cross-border guarantee, where our Hong Kong subsidiary provided guarantee to certain China-based commercial banks or their offshore branches by pledging offshore cash deposits, and the onshore branches of these banks granted loans to the subsidiaries of the VIE, namely, Huize Insurance Brokerage Co., Ltd. and Shenzhen Huize Shidai Technology Co., Ltd., in the amount of RMB14.0 million in 2021, nil in 2022, and nil in 2023. The subsidiaries of the VIE repaid the loan in a total amount of RMB32.7 million in 2021, RMB46.7 million in 2022, and RMB20.0 million (US$2.8 million) in 2023. For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, no subsidiaries paid dividends or made other distributions to the Cayman Islands holding company, and no dividends or distributions were paid or made to U.S. investors. We intend to settle service fees under our contractual arrangements with the VIE when there is a business need and as our WFOE sees fit. For details of the financial position, cash flows and results of operations of the VIE and its subsidiaries, see “Item 3. Key Information—Financial Information Related to the Consolidated Variable Interest Entity.”

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiary through Hong Kong Smart Choice Ventures Limited. The Enterprise Income Tax Law of the PRC and its implementing rules, provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediate holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the tax authority. Furthermore, effective from January 1, 2020, a Hong Kong entity is entitled to judge by itself that it meets the conditions for entitlement to such treaty benefits. It could obtain such entitlement by itself at the time of making tax returns, or at the time of making withholding declarations via withholding agents. At the same time, the Hong Kong entity shall collect, gather and retain relevant materials for future reference in accordance with applicable rules, and shall accept the follow-up administration of tax authorities. In addition, there is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

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
(4)

The Enterprise Income Tax Law of the PRC imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax rate of 10% would be applied.

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

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021							For the Year Ended December 31, 2022						For the Year Ended December 31, 2023
	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000	Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000		Consolidated RMB’000
Operating revenue
Brokerage commission income	—	865	—	2,231,388	—		2,232,253	—	1,562	—	1,107,090	—	1,108,652	—	19,661	—	1,124,872	—		1,144,533
Other income	1,269	—	—	11,494	—		12,763	1,553	—	—	49,223	(1,520)	49,256	1,643	926	—	48,450	—		51,019

Total operating revenue	1,269	865	—	2,242,882	—		2,245,016	1,553	1,562	—	1,156,313	(1,520)	1,157,908	1,643	20,587	—	1,173,322	—		1,195,552

Operating costs and expenses																		—
Cost of revenue	—	(317)	—	(1,687,770)			(1,688,087)	—	(942)	—	(705,067)	—	(706,009)	—	(17,151)	—	(711,917)	—		(729,068)
Other cost	—	—	—	(2,670)			(2,670)	—	—	—	(28,282)	—	(28,282)	—	(1,019)	—	(18,919)	—		(19,938)
Total operating costs	—	(317)	—	(1,690,440)	—		(1,690,757)	—	(942)	—	(733,349)	—	(734,291)	—	(18,170)	—	(730,836)	—		(749,006)
Selling expenses	—	(4,268)	—	(346,305)	—		(350,573)	—	(1,250)	(1,520)	(230,414)	1,520	(231,664)	—	(2,653)	—	(201,608)	—		(204,261)
General and administrative expenses	(5,994)	(18,751)	(52)	(172,822)	—		(197,619)	(4,614)	(13,514)	(68)	(136,519)	—	(154,715)	(5,996)	(12,165)	(108)	(101,135)	—		(119,404)
Research and development expenses	—	—	—	(120,478)	—		(120,478)	—	—	—	(80,911)	—	(80,911)	—	—	—	(71,842)	—		(71,842)

Total operating costs and expenses	(5,994)	(23,336)	(52)	(2,330,045)	—		(2,359,427)	(4,614)	(15,706)	(1,588)	(1,181,193)	1,520	(1,201,581)	(5,996)	(32,988)	(108)	(1,105,421)	—		(1,144,513)

Operating (loss) income	(4,725)	(22,471)	(52)	(87,163)	—		(114,411)	(3,061)	(14,144)	(1,588)	(24,880)	—	(43,673)	(4,353)	(12,401)	(108)	67,901	—		51,039
Other income/ (expenses)																		—
Interest (expenses)/ income	4	840	42	(4,092)	—		(3,206)	—	525	5	(5,592)	—	(5,062)	1	1,946	1	841	—		2,789
Unrealized exchange (loss)/income	—	(59)	—	—	—		(59)	—	(84)	5	—	—	(79)	(1)	(435)	—	—	—		(436)
Investment income	—	(3,959)	—	(1,369)	—		(5,328)	—	(2,784)	—	568	—	(2,216)	—	(179)	—	(1,477)	—		(1,656)
Others, net	—	—	—	12,627	—		12,627	—	257	1,292	17,941	—	19,490	—	1	—	18,400	—		18,401

Profit before income tax, and share of (loss)/income of equity method investee	(4,721)	(25,649)	(10)	(79,997)	—		(110,377)	(3,061)	(16,230)	(286)	(11,963)	—	(31,540)	(4,353)	(11,068)	(107)	85,665	—		70,137

Income tax expense	—	—	—	—	—		—	—	—	—	—	—	—	—	—	—	—	—		—
Share of income/(loss) of equity method investee	—	—	—	2,660	—		2,660	—	—	—	(2,200)	—	(2,200)	—	—	—	417	—		417
Share of income/(loss) of subsidiaries and VIE	(102,945)	(77,296)	(77,286)	—	257,527	(i)	—	(28,126)	(11,896)	(11,610)	—	51,632	—	74,541	85,609	85,716	—	(245,866	)(i)	—

Net profit/(loss)	(107,666)	(102,945)	(77,296)	(77,337)	257,527		(107,717)	(31,187)	(28,126)	(11,896)	(14,163)	51,632	(33,740)	70,188	74,541	85,609	86,082	(245,866)		70,554

Net profit/(loss) attributable to non-controlling interests	—	—	—	(51)	—		(51)	—	—	—	(2,553)	—	(2,553)	—	—	—	366	—		366
Net profit/(loss) attributable to Huize Holding Limited	(107,666)	(102,945)	(77,296)	(77,286)	257,527		(107,666)	(31,187)	(28,126)	(11,896)	(11,610)	51,632	(31,187)	70,188	74,541	85,609	85,716	(245,866)		70,188

Net (loss)/profit attributable to common shareholders	(107,666)	(102,945)	(77,296)	(77,286)	257,527		(107,666)	(31,187)	(28,126)	(11,896)	(11,610)	51,632	(31,187)	70,188	74,541	85,609	85,716	(245,866)		70,188

Net profit/(loss)	(107,666)	(102,945)	(77,296)	(77,337)	257,527		(107,717)	(31,187)	(28,126)	(11,896)	(14,163)	51,632	(33,740)	70,188	74,541	85,609	86,082	(245,866)		70,554
Foreign currency translation adjustment, net of tax	(5,323)	1,742	—	—	(1,742	)(ii)	(5,323)	9,600	(14,324)	—	—	14,324 (ii)	9,600	3,635	(5,340)	—	—	5,340	(ii)	3,635

Comprehensive income/(loss)	(112,989)	(101,203)	(77,296)	(77,337)	255,785		(113,040)	(21,587)	(42,450)	(11,896)	(14,163)	65,956	(24,140)	73,823	69,201	85,609	86,082	(240,526)		74,189

Comprehensive income/(loss) attributable to non-controlling interests	—	—	—	(51)	—		(51)	—	—	—	(2,553)	—	(2,553)	—	—	—	366	—		366
Comprehensive income/ (loss) attributable to Huize Holding Limited	(112,989)	(101,203)	(77,296)	(77,286)	255,785		(112,989)	(21,587)	(42,450)	(11,896)	(11,610)	65,956	(21,587)	73,823	69,201	85,609	85,716	(240,526)		73,823

Note 1:

(i)	The elimination represents equity pick-up of net profits and losses in the subsidiaries of the parent company, WFOE and the VIE and its subsidiaries.
(ii)	The elimination represents equity pick-up of other comprehensive income in the subsidiaries of the parent company.

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2022							As of December 31, 2023
	Parent company RMB’000	Subsidiaries of parent Company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 2) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent Company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 2) RMB’000		Consolidated RMB’000
Assets
Current assets
Cash and cash equivalent, net	5,613	65,124	650	205,781	—		277,168	5,296	84,285	537	159,140	—		249,258
Restricted cash	—	43,459	—	55,458	—		98,917	—	—	—	42,307	—		42,307
Short-term investments	—	—	—	—	—		—	—	—	—	8,879	—		8,879
Contract Assets, net	—	—	—	49,888	—		49,888	—	—	—	41,481	—		41,481
Accounts receivable, net	—	429	—	250,238	—		250,667	—	3,142	—	175,152	—		178,294
Insurance premium receivables, net	—	—	—	1,792	—		1,792	—	—	—	927	—		927
Amount due from related parties	149	—	—	340	—		489	106	—	—	277	—		383
Deferred costs	—	—	—	—	—		—	—	—	—	6,147	—		6,147
Prepaid expense and other receivables, net	316,172	641	129,005	96,987	(470,987	)(i)	71,818	306,894	2,285	129,011	102,729	(462,135	)(i)	78,784

Total current assets	321,934	109,653	129,655	660,484	(470,987)		750,739	312,296	89,712	129,548	537,039	(462,135)		606,460
Non-current assets
Restricted cash	—	—	—	—	—		—	—	—	—	29,687	—		29,687
Property, Plant and Equipment, net	—	385	—	38,133	—		38,518	—	286	—	53,821	—		54,107
Intangible assets, net	—	2,647	—	50,851	—		53,498	—	5,296	—	45,447	—		50,743
Deferred tax assets	—	—	—	—	—		—	—	—	—	—	—		—
Long-term investments	—	11,055	—	66,250	—		77,305	—	10,021	—	66,667	—		76,688
Investment in subsidiaries	44,307	237,613	—	—	(281,920	)(ii)	—	118,319	328,410	—	—	(446,729	)(ii)	—
Investment in VIE	—	—	107,958	—	(107,958	)(ii)	—	—	—	198,862	—	(198,862	)(ii)	—
Operating lease right-of-use assets	—	—	—	162,180	—		162,180	—	534	—	115,412	—		115,946
Goodwill	—	—	—	461	—		461	—	—	—	461	—		461
Contract Assets, net	—	—	—	6,634	—		6,634	—	—	—	12,495	—		12,495
Other Assets	—	—	—	279	—		279	—	419	—	—	—		419

Total non-current assets	44,307	251,700	107,958	324,788	(389,878)		338,875	118,319	344,966	198,862	323,990	(645,591)		340,546

Total assets	366,241	361,353	237,613	985,272	(860,865)		1,089,614	430,615	434,678	328,410	861,029	(1,107,726)		947,006

Liabilities, and Shareholders’ Equity
Short-term borrowings	—	—	—	150,000	—		150,000	—	—	—	30,000	—		30,000
Accounts payable	—	273	—	261,993	—		262,266	—	7,318	—	204,587	—		211,905
Insurance premium payables	—	—	—	27,567	—		27,567	—	—	—	37,514	—		37,514
Contract liabilities	3,332	—	—	702	—		4,034	1,783	—	—	945	—		2,728
Other payables and accrued expenses	17,892	316,210	—	195,136	(470,987	)(i)	58,251	17,896	307,383	—	171,706	(462,135	)(i)	34,850
Payroll and welfare payable	4,138	126	—	39,674	—		43,938	5,583	—	—	50,624	—		56,207
Income taxes payable	—	—	—	2,440	—		2,440	—	—	—	2,440	—		2,440
Operating lease liabilities	—	—	—	10,075	—		10,075	—	581	—	16,368	—		16,949
Amount due to related parties	—	—	—	495	—		495	—	—	—	2,451	—		2,451

Total current liabilities	25,362	316,609	—	688,082	(470,987)		559,066	25,262	315,282	—	516,635	(462,135)		395,044

Non-current liabilities
Long-term borrowings	—	—	—	—	—		—	—	—	—	—	—		—
Deferred tax liabilities	—	437		12,054			12,491	—	1,077	—	10,971	—		12,048
Operating lease liabilities	—	—	—	176,032	—		176,032	—	—	—	129,299	—		129,299
Payroll and welfare payable	—	—	—	—	—		—	200	—	—	—	—		200

Total non-current liabilities	—	437	—	188,086	—		188,523	200	1,077	—	140,270	—		141,547

Total liabilities	25,362	317,046		876,168	(470,987)		747,589	25,462	316,359	—	656,905	(462,135)		536,591

Shareholders’ equity
Common shares			129,989	44,766	(174,755	)(ii)		—	—	129,989	44,766	(174,755	)(ii)	—
Class A common shares	62	—	—	—	—		62	62	—	—	—	—		62
Class B common shares	10	—	—	—	—		10	10	—	—	—	—		10
Treasury stock	(15,306)	—	—	—	—		(15,306)	(28,580)	—	—	—	—		(28,580)
Additional paid-in capital	904,935	522,532	515,318	470,553	(1,508,403	)(ii)	904,935	905,958	524,640	517,540	472,775	(1,514,955	)(ii)	905,958
Accumulated other comprehensive loss	(17,695)	(12,128)	—	—	12,128	(ii)	(17,695)	(14,060)	(17,468)	—	—	17,468	(ii)	(14,060)
Accumulated (deficit)/equity	(531,127)	(466,097)	(407,694)	(407,361)	1,281,152	(ii)	(531,127)	(458,237)	(388,853)	(319,119)	(318,679)	1,026,651	(ii)	(458,237)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	340,879	44,307	237,613	107,958	(389,878)		340,879	405,153	118,319	328,410	198,862	(645,591)		405,153
Non-controlling interests	—	—	—	1,146	—		1,146	—	—	—	5,262	—		5,262

Total shareholders’ equity	340,879	44,307	237,613	109,104	(389,878)		342,025	405,153	118,319	328,410	204,124	(645,591)		410,415
Total liabilities and shareholders’ equity	366,241	361,353	237,613	985,272	(860,865)		1,089,614	430,615	434,678	328,410	861,029	(1,107,726)		947,006

Note 2:

(i)	The elimination mainly represents inter-company loans among the parent company, the subsidiaries of the parent company, WFOE and the VIE.
(ii)	The elimination represents offsetting entries for investment of the parent company against the equities of the subsidiaries of parent company and the VIE.

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021							For the Year Ended December 31, 2022							For the Year Ended December 31, 2023
	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000		Consolidated RMB’000
Net cash provided by/(used in) operating activities	(4,576)	(18,487)	(10)	(152,844)	—		(175,917)	18,473	(34,064)	(382)	(69,094)	—		(85,067)	2,903	(14,971)	(112)	149,531	—		137,351

Cash flows from investing activities:
Purchase of long-term investment	—	(11,013)	—	(22,601)	—		(33,614)	—	—	—	(10,000)	—		(10,000)	—	—	—	—	—		—
Purchase of short-term investment	—	—	—	—	—		—	—	—	—	—	—		—	—	—	—	(9,968)	—		(9,968)
Purchase of property, equipment and intangible assets	—	(702)	—	(37,359)	—		(38,061)	—	(50)	—	(16,773)	—		(16,823)	—	(434)	—	(30,090)	—		(30,524)
Proceeds from disposal of Properly, equipment and intangible assets	—	19	—	961	—		980	—	4	—	1,044	—		1,048	—	—	—	955	—		955
Acquisition of subsidiary, net of cash paid		(2,487)	—	(11,805)	—		(14,292)	—	—	—	(25,964)	—		(25,964)	—	(2,441)	—	—	—		(2,441)
Investment in subsidiaries from parent	(247)	—	—	—	247	(i)	—	—	—	—	—	—		—	—	—	—	—	—		—
Investment in WFOE from subsidiaries		(129,504)	—	—	129,504	(ii)	—	—	—	—	—	—		—	—	—	—	—	—		—
Payments of inter-company balances	(161,216)	—	(128,000)	(5,050)	294,260	(iii)	—	(23,376)	—	(6,041)	—	29,417	(i)	—	(6)	(10,065)	—	—	10,071	(iii)	—
Proceeds from disposal of investments	—	2,930	—	890			3,820	—	—	—	700			700	—	874	—	—	—		874
Cash received for disposal of subsidiary	—	—	—	—	—		—	—	—	—	3,640	—		3,640	—	—	—	1,645	—		1,645
Advances to a third party	—	—	—	—	—		—	—	—	—	(26,000)	—		(26,000)	—	—	—	(23,000)	—		(23,000)
Repayment from a third Party	—	—	—	—	—		—	—	—	—	16,000	—		16,000	—	—	—	—	—		—
Interests received	—	—	—	—	—		—	—	—	—	876	—		876	—	—	—	1,075	—		1,075
Others	—	—	—	241	—		241	—	—	—	237	—		237	—	—	—	361	—		361

Net cash provided by/(used in) investing activities	(161,463)	(140,757)	(128,000)	(74,723)	424,017		(80,926)	(23,376)	(46)	(6,041)	(56,240)	29,417		(56,286)	(6)	(12,066)	—	(59,022)	10,071		(61,023)

Cash flows from financing activities:
Proceeds from borrowings	—	—	—	184,000	—		184,000	—	—	—	270,200	—		270,200	—	—	—	37,000	—		37,000
Repayments of borrowings	—	—	—	(40,503)	—		(40,503)	—	—	—	(367,524)	—		(367,524)	—	—	—	(161,473)	—		(161,473)
Proceeds from inter-company balances	—	161,216	5,050	128,000	(294,266	)(iii)	—	—	23,376	—	6,041	(29,417	)(iii)	—	9,461	6	—	604	(10,071	)(iii)	—
Repurchase of Class A common shares	(3,003)	—	—	—	—		(3,003)	(6,659)	—	—	—	—		(6,659)	(13,392)	—	—	—	—		(13,392)
Proceeds from exercise of share option	497	—	—	247	(247	)(i)	497		—	—	—	—		—	560	—	—	—	—		560
Cash received by subsidiaries from minority shareholders	—	—	—	900	—		900	—	—	—	2,850	—		2,850	—	—	—	3,750	—		3,750
Capital injection from subsidiaries	—	—	129,504	—	(129,504	)(ii)	—	—	—	—	—	—		—	—	—	—	—	—		—
Net cash provided by/(used in) financing activities	(2,506)	161,216	134,554	272,644	(424,017)		141,891	(6,659)	23,376	—	(88,433)	(29,417)		(101,133)	(3,371)	6	—	(120,119)	(10,071)		(133,555)

Effect of exchange rate changes on cash and cash equivalents	(2,381)	(2,631)	—	—	—		(5,012)	884	8,703	—	—	—		9,587	158	2,756	—	—	—		2,914

Net increase in cash and cash equivalents and restricted cash	(170,926)	(659)	6,544	45,077	—		(119,964)	(10,678)	(2,031)	(6,423)	(213,767)	—		(232,899)	(316)	(24,275)	(112)	(29,610)	—		(54,313)
Total cash and cash equivalents and restricted cash at beginning of year	187,217	111,273	529	429,929	—		728,948	16,291	110,614	7,073	475,006	—		608,984	5,613	108,583	650	261,239	—		376,085

Total cash and cash equivalents and restricted cash at end of year	16,291	110,614	7,073	475,006	—		608,984	5,613	108,583	650	261,239	—		376,085	5,297	84,308	538	231,629	—		321,772

Note 3:

(i)	The elimination represents the cash flow from exercise of share option between the parent company and the VIE and its subsidiaries.
(ii)	The elimination represents inter-company capital injections between the subsidiaries of the parent company and WFOE.
(iii)	The elimination mainly represents inter-company loans among the parent company, the subsidiaries of the parent company, WFOE and the VIE.

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive (loss)/income data for the years ended December 31, 2021, 2022 and 2023, selected consolidated balance sheet data as of December 31, 2022 and 2023, and selected consolidated cash flow data for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of operations data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements not included in this annual report. The following selected consolidated balance sheet data as of December 31, 2019, 2020 and 2021, and selected consolidate cash flow data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements that are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands, except for percentages, share and per share data)
Summary Consolidated Statements of Comprehensive (Loss)/Income
Operating revenue
Brokerage income	982,124	1,215,434	2,232,253	1,108,652	1,144,533	161,204
Other income	11,195	4,788	12,763	49,256	51,019	7,186

Total operating revenue	993,319	1,220,222	2,245,016	1,157,908	1,195,552	168,390

Operating costs and expenses
Cost of revenue(1)	(629,531)	(813,507)	(1,688,087)	(706,009)	(729,068)	(102,686)
Other cost	(1,837)	(2,846)	(2,670)	(28,282)	(19,938)	(2,808)

Total operating costs	(631,368)	(816,353)	(1,690,757)	(734,291)	(749,006)	(105,494)
Selling expenses(1)	(164,665)	(230,438)	(350,573)	(231,664)	(204,261)	(28,770)
General and administrative expenses(1)	(161,816)	(150,207)	(197,619)	(154,715)	(119,404)	(16,818)
Research and development expenses(1)	(33,831)	(49,135)	(120,478)	(80,911)	(71,842)	(10,119)

Total operating costs and expenses	(991,680)	(1,246,133)	(2,359,427)	(1,201,581)	(1,144,513)	(161,201)

Operating (loss)/profit	1,639	(25,911)	(114,411)	(43,673)	51,039	7,189

Other income/(expenses)
Interest income/(expenses)	(190)	(1,157)	(3,206)	(5,062)	2,789	393
Unrealized exchange income/(loss)	362	(9)	(59)	(79)	(436)	(61)
Investment income/(loss)	718	137	(5,328)	(2,216)	(1,656)	(233)
Others, net	12,676	10,177	12,627	19,490	18,401	2,592

(Loss)/profit before income tax, and share of income of equity method investee	15,205	(16,763)	(110,377)	(31,540)	70,137	9,880
Income tax expense	(57)	(1,768)	—	—	—	—
Share of income/(loss) of equity method investee	(180)	239	2,660	(2,200)	417	59

Net (loss)/profit	14,968	(18,292)	(107,717)	(33,740)	70,554	9,939

Net (loss)/profit attributable to non-controlling interests	66	—	(51)	(2,553)	366	52

Net (loss)/profit attributable to Huize Holding Limited	14,902	(18,292)	(107,666)	(31,187)	70,188	9,887

Redeemable preferred shares redemption value accretion	(32,854)	(4,274)			—	—

Allocation to redeemable preferred shares	(7,431)	1,074			—	—

Net (loss)/profit attributable to common shareholders	(25,383)	(21,492)	(107,666)	(31,187)	70,188	9,887

Weighted average number of common shares used in computing net (loss)/profit per share
Basic and diluted	452,445,068	963,817,614	1,021,861,206	1,021,958,881	1,000,940,698	1,000,940,698

Net (loss)/profit per share attributable to common shareholders
Basic and diluted	(0.06)	(0.02)	(0.11)	(0.03)	0.07	0.01

(1)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue	43	410	(387)	11	(7)	(1)
Selling expenses	6,514	10,642	(475)	1,041	286	40
General and administrative expenses	87,980	40,820	(665)	9,151	1,997	282
Research and development expenses	421	381	(297)	208	(167)	(24)

Total	94,958	52,253	(1,824)	10,411	2,109	297

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
			(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents, net	88,141	404,618	381,158	277,168	249,258	35,107
Restricted cash (including amounts of the consolidated VIE of RMB136,706 thousand, RMB193,470 thousand, RMB126,715 thousand, RMB30,578 thousand and RMB42,103 thousand as of December 31, 2019, 2020, 2021, 2022 and 2023, respectively)	161,186	324,330	227,826	98,917	42,307	5,959
Accounts receivable, net	180,393	232,589	777,262	250,667	178,294	25,112
Long-term investments	23,395	46,084	73,001	77,305	76,688	10,801

Total assets	508,805	1,335,976	1,857,454	1,089,614	947,006	133,383

Accounts payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB124,441 thousand, RMB227,532 thousand, RMB680,183 thousand, RMB261,993 thousand and RMB204,587 thousand as of December 31, 2019, 2020, 2021, 2022 and 2023, respectively)	124,441	227,532	680,369	262,266	211,905	29,846
Insurance premium payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB125,587 thousand, RMB187,219 thousand, RMB124,019 thousand, RMB27,567 thousand and RMB37,514 thousand as of December 31, 2019, 2020, 2021, 2022 and 2023, respectively)	125,587	187,219	124,019	27,567	37,514	5,284
Other payables and accrued expenses (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB37,678 thousand, RMB39,421 thousand, RMB207,462 thousand, RMB195,136 thousand and RMB171,706 thousand as of December 31, 2019, 2020, 2021, 2022 and 2023, respectively)	30,211	31,153	71,255	58,251	34,850	4,909
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB43,831 thousand, RMB52,564 thousand, RMB92,094 thousand and RMB39,674 thousand and RMB50,624 thousand as of December 31, 2019, 2020, 2021, 2022 and 2023, respectively)	43,993	63,919	93,451	43,938	56,207	7,917
Income taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB206 thousand, RMB2,440 thousand, RMB2,440 thousand, RMB2,440 thousand and RMB2,440 thousand as of December 31, 2019, 2020, 2021, 2022 and 2023, respectively)	206	2,440	2,440	2,440	2,440	344
Total liabilities	362,831	867,293	1,496,541	747,589	536,591	75,577

Total mezzanine equity	454,627	—	—	—	—	—

Total shareholders’ (deficit)/equity	(308,653)	468,683	360,913	342,025	410,415	57,806

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	508,805	1,335,976	1,857,454	1,089,614	947,006	133,383

The following table sets forth our selected consolidated cash flow data for the years indicated:

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
			(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/ provided by operating activities	118,024	137,666	(175,917)	(85,067)	137,351	19,345
Net cash provided by/(used in) investing activities	(6,927)	(31,078)	(80,926)	(56,286)	(61,023)	(8,594)
Net cash provided by/(used in) financing activities	(14,079)	383,053	141,891	(101,133)	(133,555)	(18,811)

Effect of exchange rate changes on cash and cash equivalents	38	(10,020)	(5,012)	9,587	2,914	410
Net (decrease)/ increase in cash and cash equivalents and restricted cash	97,056	479,621	(119,964)	(232,899)	(54,313)	(7,650)
Total cash and cash equivalents and restricted cash at beginning of the year	152,271	249,327	728,948	608,984	376,085	52,970

Total cash and cash equivalents and restricted cash at end of the year	249,327	728,948	608,984	376,085	321,772	45,320

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•

we operate in the emerging, rapidly evolving and highly competitive online and offline insurance product and service industry, which makes it difficult to predict our future prospects. Our historical operating and financial results may not be indicative of future performance (Pages 18 to 19);

•

our businesses are highly regulated, and the administration, interpretation and enforcement of the laws, regulations and regulatory requirements currently applicable to us are unclear, evolving and involve uncertainties. Non-compliance with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may materially and adversely affect our business and prospects (Pages 19 to 20);

•	we incurred operating losses and net losses in the past, and we may not be able to stay profitable in the future (Page 20);

•	our cooperation with user traffic channels is subject to changes in the regulatory requirements (Page 20);

•

our business generates and processes a large amount of data, and is subject to complex and evolving Chinese and international laws and regulations regarding privacy, data protection and cybersecurity. Any failure to protect the confidential information of third parties or improper use or disclosure of such data may subject us to liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation, and deter our clients from using our products and services (Pages 21 to 22);

•	failure to obtain, renew or retain licenses, permits or approvals may affect our ability to conduct or expand our business (Page 23);

•

if we fail to source, design and develop insurance products catering to the evolving needs of insurance clients, we may not be able to retain existing insurance clients or attract new insurance clients to our platform (Page 23);

•	we leverage our user traffic channels to attract new insurance clients to our platform and incur significant costs on paying our user traffic channels service fees (Page 23);

•

any harm to our brand, failure to maintain and enhance our brand recognition, or failure to do so in a cost-effective manner may materially and adversely affect our business and results of operations (Pages 23 to 24); and

•

we depend on our cooperation with our insurer partners. Our business may be negatively affected if our insurer partners do not continue their relationship with us or if their operations fail (Page 24).

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•

we are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) the VIE with which we have maintained contractual arrangements, and (ii) the VIE’s subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to insurance brokerage, insurance agent and the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiary, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole (Pages 37 to 38);

•	we rely on contractual arrangements with the VIE, and its shareholders for our operations in China, which may not be as effective as equity ownership in providing operational control (Page 38);

•

the shareholders and directors of the VIE may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected (Page 39);

•

substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results (Page 39);

•	Cayman Islands economic substance requirements may have an effect on our business and operations (Page 40);

•	our ability to enforce the equity pledge agreements between us and the shareholders of the VIE may be subject to limitations based on PRC laws and regulations (Page 40);

•

if the VIE and its subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy their assets, which could reduce the size of our operations and materially and adversely affect our business (Pages 40 to 41);

•	our contractual arrangements with the VIE may result in adverse tax consequences to us (Page 41);

•

contractual arrangements we have entered into among our WFOE, the VIE and its shareholders may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net profit and the value of your investment (Page 41); and

•

we may rely principally on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business (Pages 41 to 42).

Risks Relating to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•

the PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections (Page 43);

•

our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment. (Pages 43 to 44);

•

the approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing (Pages 44 to 45);

•	the PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs (Pages 45 to 46);

•

adverse changes in China’s economic, political and social conditions, as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects (Page 46);

•	we are subject to the changes, interpretation and enforcement of laws and regulations in mainland China (Pages 46 to 47);

•

we may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations (Page 47);

•	we face uncertainties with respect to the enactment, interpretation and implementation of the Anti-Monopoly Guidelines for the Internet Platform Economy Sector (Page 48);

•

government control of currency conversion and future fluctuation of Renminbi exchange rates could have a material adverse effect on our results of operations and financial condition, and may reduce the value of, and dividends payable on, our Shares in foreign currency terms (Page 48); and

•

you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our directors and management named in the annual report based on foreign laws (Pages 48 to 49).

Risks Relating to Our ADSs

In addition to the risks described above, we are subject to general risks relating to our ADSs, including but not limited to the following:

•

if we fail to regain compliance on Nasdaq’s minimum bid price requirement, or fail to meet other continued listing requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs (Page 55);

•	the trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors (Page 55);

•

if securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline (Page 56);

•	techniques employed by short sellers may drive down the market price of our ADSs (Page 56); and

•

our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial (Page 56).

Risks Relating to Our Business and Industry

We operate in the emerging, rapidly evolving and highly competitive online and offline insurance product and service industry, which makes it difficult to predict our future prospects. Our historical operating and financial results may not be indicative of future performance.

We operate in China’s online and offline insurance product and service industry, which is rapidly evolving and may not develop as we anticipate. The online insurance product and service industry is relatively new, and business models continue to evolve. The regulatory framework governing the insurance industry is also developing and may remain uncertain in the near future. As our business develops and in response to the evolving client needs and market competition, we will continue to introduce new insurance products and services, improve our existing products and services, or adjust and optimize our business model. In response to new regulatory requirements or industry standards, or in connection with the introduction of new products, we may impose more rigorous risk management system and/or policies, which may negatively affect the growth of our business. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively predict our future prospects.

The risks and challenges we encounter or may encounter in this emerging, dynamic and competitive market may have impacts on our business and prospects. These risks and challenges include our ability to, among other things:

•	navigate in an evolving and complex regulatory environment;

•	grow our insurance client base in a cost-efficient manner;

•	develop and launch diversified and distinguishable products to effectively address the evolving needs of our insurance clients;

•	develop and maintain relationships with our existing business partners and attract new business partners;

•	enhance and maintain the recognition of our brand;

•	enhance our risk management capabilities;

•	maintain a reliable, secure, high-performance and scalable technology infrastructure;

•	attract, retain and motivate talented employees; and anticipate and adapt to changing market conditions, including technological developments and changes in the competitive landscape.

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

We operate in a highly regulated industry in China, and the regulatory regime continues to evolve. The regulatory authority has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. We face challenges brought by these new laws, regulations and regulatory requirements, as well as uncertainties in the interpretation and application thereof. Moreover, there are uncertainties as to how the regulatory environment might change.

China’s insurance regulatory regime is undergoing changes. On May 18, 2023, the National Administration of Financial Regulation was officially established and has replaced the China Banking and Insurance Regulatory Commission, or the CBIRC, to become the new insurance regulatory body in China. Further development of regulations applicable to us may result in additional restrictions on our business operations or more intensive competition in this industry. We might be required to spend significant time and resources in order to comply with any material changes in the regulatory environment, which could trigger significant changes to the competitive landscape of our industry and we may lose some or all of our competitive advantages during this process. We may change the insurance product mix we offer online or offline in response to the changing market demands following any change of regulatory requirements. We may add to our product mix insurance products offered online or offline that we have little experience with, or reduce or cease the offering of insurance products that used to be popular, each of which may adversely affect our results of operations. Our practice to expand into the offline insurance intermediary market also subjects us to applicable laws and regulations with respect to offline insurance intermediary business, and we cannot assure you that we could fully comply with applicable laws and regulations or fully satisfy the regulatory requirements, failure of which will subject us to regulatory reviews and inspections or even legal liabilities, which could negatively affect our business and results of operations.

In addition, there are uncertainties with regard to how the changing laws, regulations and regulatory requirements would apply to our business. The National Administration of Financial Regulation and its local counterparts have wide discretion in administration, interpretation and enforcement of these laws, regulations and regulatory requirements, as well as authority to impose regulatory sanctions on industry participants. In certain circumstances, it may be difficult to determine which actions or omissions may be deemed to be in violation of applicable laws, regulations or regulatory requirements. For example, there is no guarantee that our marketing activities would not subject us to administrative measures with effect to be taken by regulatory authorities. Furthermore, misconduct of our insurer partners, user traffic channels or other business partners in violation of any of these laws, regulations or regulatory requirements might subject us to fines, civil or criminal liabilities, being required to modify or terminate part or all of our business operations or even being disqualified from providing services to our insurer partners or insurance clients. The occurrence of any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We incurred operating losses and net losses in the past, and we may not be able to stay profitable in the future.

For the years ended December 31, 2021, 2022 and 2023, we had net loss of RMB107.7 million, net loss of RMB33.7 million and net profit of RMB70.6 million (US$9.9 million), respectively, and we had operating loss of RMB114.4 million, operating loss of RMB43.7 million and operating profit of RMB51.0 million (US$7.2 million), respectively. Although we generated net profit in 2023, we cannot assure you that we will remain profitable in the future. Our operating costs and expenses may increase in the foreseeable future as we continue to grow our business, acquire new clients and further develop our insurance product and service offering and increase brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, if we fail to compete successfully with our existing or potential competitors, or if our tailor-made insurance products are not accepted by the market as we expect, we will receive lower-than-expected insurance brokerage income, and our financial results will be adversely affected. If regulatory authorities promulgate new laws, regulations and regulatory requirements that limit our business operations, especially with regard to our fee or cost model, our results of operations will suffer. As a result of the foregoing and other factors, our net profit margins may decline or we may incur net losses again in the future, and may not be able to maintain profitability on a quarterly or annual basis.

Our cooperation with user traffic channels is subject to changes in the regulatory requirements.

We leverage our user traffic channels to convert their user traffic to our insurance clients. On December 7, 2020, the CBIRC published the Regulatory Measures for Online Insurance Business, or the Online Insurance Measures, which became effective on February 1, 2021. The Online Insurance Measures require online insurance transactions being conducted through online surfaces operated by insurance institutions only. Under the Online Insurance Measures, our user traffic channels or other business partners who are neither insurance companies nor insurance intermediaries are forbidden to conduct online insurance business, including but not limited to: (i) providing insurance product consulting services; (ii) comparing insurance products, conducting trial calculation of premium or quotation comparison; (iii) designing insurance application plans for policyholders; (iv) going through insurance application procedures; and (v) collecting premiums. Furthermore, insurance institutions shall not, in internet insurance sales or brokerage activities, pay commission fee or remuneration directly or in a disguised way to any person who has not carried out practice registration with it. In addition, the regulatory authorities continually strengthen the regulation and administration on the sale and marketing activities of insurance products and have released some new rules and regulations, such as the Administrative Measures for Insurance Sales Practices and the Notice on Further Regulating Financial Marketing Campaigns. We have made rectifications in accordance with the applicable rules and regulations, including changing our cooperative business model and terminating our cooperation with some user traffic channels that do not meet regulatory requirements. However, we cannot assure you that our business operation after the rectification fully complies with regulatory requirements. In addition, we cannot guarantee that these user traffic channels that we work with have rectified their operations to fully comply with these regulatory requirements. Failure of us or our user traffic channels to comply with the regulatory requirements will subject us or the user traffic channels to warnings, fines, confiscation of illegal gains and revocation of licenses, which will materially and adversely affect our business, financial condition, results of operations and prospects.

Furthermore, under our agreements with certain insurer partners, we are not allowed to distribute their insurance products through user traffic channels that fail to comply with the online insurance regulatory requirements. Therefore, we may breach the agreements with them if we distribute their insurance products through user traffic channels that fail to comply with the online insurance regulatory requirements, which might subject us to defaulting liabilities and adversely affect our financial condition.

Our business generates and processes a large amount of data, and is subject to complex and evolving Chinese and international laws and regulations regarding privacy, data protection and cybersecurity. Any failure to protect the confidential information of third parties or improper use or disclosure of such data may subject us to liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation, and deter our clients from using our products and services.

Our platform stores and processes certain personal and other sensitive data provided by insurance clients, and we make certain personal information provided by clients or third-party data providers available to insurer partners with user consent. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in PRC and numerous foreign jurisdictions. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, including, without limitation, the PRC Cybersecurity Law and the PRC Data Security Law, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, this regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future.

Since 2021, the PRC government authorities have promulgated a series of laws and regulations to build a system for cybersecurity review. Pursuant to the Cybersecurity Review, which was promulgated by the CAC and 12 other governmental authorities in December 2021 an became effective on February 15, 2022, critical information infrastructure operators that procure internet products and services, as well as network platform operators engaging in data processing activities, must be subject to a cybersecurity review if their activities affect or may affect national security. As of the date of this annual report, no detailed rules or implementation has been issued by any authority. On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), which were open for public comments until December 13, 2021. Network Data Security (Draft for Comments) provide that data processors shall apply for a cybersecurity review for activities such as merger, reorganization or division, listing abroad of data processors which process over one million users’ personal information, the listing of data processors in Hong Kong which affects or may affect national security, and other data processing activities that affect or may affect national security. As of the date of this annual report, the Regulations on the Network Data Security (Draft for Comments) have been released for public comment only, and the provisions and the anticipated adoption or effective date are subject to substantial uncertainty. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Internet—Regulations on Information Security” for more details. Furthermore, the definition of “affects or may affect national security” has not been clarified by any PRC regulatory authorities, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Due to the lack of further clarifications or detailed rules and regulations, there are still uncertainties as to how the aforementioned rules will be interpreted or implemented, and it is unclear as to whether and to what extent listed companies like us will be subject to these requirements. As of the date of this annual report, we have not been informed as a critical information infrastructure operator by any government authorities, and we have not been involved in any formal investigations on cybersecurity review made by the CAC. However, if we are subject to a cybersecurity review, or if the PRC regulatory agencies later promulgate new rules or interpretations that subject us to their approvals, we may be unable to obtain a waiver for such requirements, and we may face penalties for failure to obtain or delay in obtaining approvals. If we are required to comply with these requirements but fail to do so in a timely manner, or at all, our business operation, financial conditions and business prospect, as well as the trading price of the ADSs, may be materially and adversely affected.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. After obtaining consent from users, we collect user personal information that is necessary to provide the corresponding services. We do not use any sensitive personal information that is not related to the corresponding services in any manner that is not compliant with applicable laws and regulations. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations on Internet—Regulations on Information Security.”

The PRC Cyber Security Law, the PRC Data Security Law, the Personal Information Protection Law and other related laws and regulations as mentioned above are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information,” “network data” or “important data” under the data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with the laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet—Regulations on Information Security.” The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

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

Failure to obtain, renew or retain licenses, permits or approvals may affect our ability to conduct or expand our business.

We are required to obtain applicable licenses, permits and approvals from different PRC regulatory authorities in order to conduct or expand our business. In order to operate our internet-based insurance intermediary business, we have obtained, renewed and maintained our insurance intermediary licenses, ICP license and electronic data interchange license, as required by the PRC regulatory authorities. However, we cannot assure you that we will be able to obtain licenses and permits necessary to conduct all our future or innovative internet-based businesses, mobile businesses and related businesses in China in a timely manner, failure of which may subject us to fines and other legal or administrative sanctions. In addition, PRC regulatory authorities may issue new regulations governing the internet or the insurance product and service industry that require us to obtain additional licenses, permits or approvals for our current or future business operations. As a result, we cannot assure you that we will be able to obtain, maintain or renew licenses, permits and approvals covering sufficient scope of business, in a timely manner or at all.

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

In addition to growing our client base organically, we also cooperate with our user traffic channels to convert their user traffic to client base of our platform. The terms of our agreements with user traffic channels are generally one to three years, subject to renewal. We believe that we generally maintain good relationships with our user traffic channels. However, we cannot assure you that we will be able to maintain long-term cooperative relationship with them. If our user traffic channels terminate their cooperation with us, do not renew their agreements with us, choose to work with our competitors, or terminate their cooperation with us due to regulatory requirements, we may lose potential clients and our business and results of operations will be negatively affected. In addition, if our user traffic channels lose influence over their traffic or otherwise fail to effectively convert their users to our clients, our business and results of operations may suffer.

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

Our relationship with insurer partners is crucial to our success. We generate a substantial portion of our revenues from commission fees paid by insurer partners. Certain insurer partners have accounted for a significant portion of our revenues in the past. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 78.4%, 56.5% and 57.4% of our total operating revenue in 2021, 2022 and 2023, respectively. While we continually seek to diversify our insurer partners, there can be no assurance that the concentration will decrease. Our ability to attract clients depends on the quantity and quality of insurance products offered by insurer partners on our platform. We provide intelligent underwriting services and integrated solutions to our insurer partners. Our arrangements with our insurer partners are typically not exclusive, and they may have similar arrangements with our competitors. If insurer partners are dissatisfied with our services and solutions or find us ineffective in enhancing their profitability, they may terminate their relationships with us and decide to cooperate with our competitors.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. We have been subject to such requirement starting from fiscal year 2020. In addition, once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act, an independent registered public accounting firm for a public company may be required to issue an attestation report on the effectiveness of our internal control over financial reporting.

In the course of preparing our consolidated financial statements for the fiscal year ended December 31, 2023, we identified one material weakness in our internal control over financial reporting as of December 31, 2023. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified in our internal control relates to the lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. As a result of the identification of this material weakness, we have implemented a series of measures to address the material weaknesses, such as conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel. Although the remediation measures were implemented, they will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the previously identified material weakness still existed as of December 31, 2023. We plan to continue to implement measures to remedy the identified material weakness. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, we can give no assurance that the implementation of these measures will be sufficient to eliminate this material weakness or any other material weakness or significant deficiency in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the ADSs.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing if and when required, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us.

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

We may not be able to recommend suitable insurance products to our clients. Our search and recommendation engine may fail to function properly. The data provided to us by our clients, insurer partners and user traffic channels may not be accurate or up to date. Our professional consultation team may not fully understand the clients’ insurance needs and certain terms of insurance products, and may therefore provide inaccurate information and recommend unsuitable products to clients. If our clients are recommended insurance products that do not suit their protection needs, they may lose trust in our platform. Meanwhile, our insurer partners may find our recommendation ineffective. Our insurance clients and insurer partners may consequently be reluctant to continue to use our platform, and our insurer partners may be hesitant to continue to partner with us. As a result, our business, reputation, financial performance and prospects will be materially and adversely affected.

Our business is subject to intense competition, and we may fail to compete successfully against existing or new competitors, which may reduce demand for our services, reduce operating margins, and further result in loss of market share, departures of qualified employees and increased capital expenditures.

The independent insurance service industry in China is intensely competitive. Our current or potential competitors include (i) other online independent insurance product and service platforms, (ii) traditional insurance intermediaries, (iii) online direct sales channels of large insurance companies, (iv) major internet companies that have commenced insurance distribution businesses, and (v) other insurance technology companies. New competitors may emerge at any time. Some of our competitors also offer their insurance products on our platform, so they both compete and cooperate with us. Existing or potential competitors may have substantially greater brand recognition and possess more financial, marketing and research resources than we do. Our competitors may introduce platforms with more attractive products, content and features, or services or solutions with competitive pricing or enhanced performance that we cannot match. Some of our competitors may have more resources to develop or acquire new technologies and react quicker to changing requirements of clients and insurance companies. In addition, our target insurance clients, PRC residents with potential insurance needs, may seek insurance products and services in well-equipped and developed neighboring insurance markets. We may fail to compete effectively with our competitors and industry participants in neighboring insurance markets, even if we take initiatives in developing our insurance service capabilities in these neighboring insurance markets, which may reduce demand for our services, result in loss of market share, and further result in reduction of operating margins and departures of qualified employees.

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

Additionally, we are constantly upgrading our internet platform and infrastructure to comply with regulatory requirements and provide increased scale, improved performance and additional built-in functions and additional capacities. For example, on June 22, 2020, the CBIRC issued the Notice on Regulating the Traceability Management of Internet Insurance Sales, which came into effect from October 1, 2020, and provides that insurance institutions shall conduct retrospective review and management of internet insurance sales, and shall immediately suspend online insurance sales if they fail to comply with those requirements by the time the notice came into force. As of October 1, 2020, we had made rectifications in accordance with this notice. Furthermore, on January 5, 2021, the CBIRC promulgated the Measures for the Regulation of Informatization of Insurance Intermediaries, which aim to improve informatization of insurance intermediaries and stipulate regulatory requirements in respect of the construction and management of the informatization, IT system and information security. We completed most of such self-examination and rectifications in 2022. However, we cannot assure you that we will be able to complete rectifications in a timely manner or fully satisfy the regulatory requirements. In addition, rectifying, maintaining and upgrading our technology infrastructure require significant investment of time and resources, including adding new hardware, updating software, and recruiting and training new engineering personnel. During updates, our systems may experience interruptions, and the new technologies and infrastructures may not be fully integrated with the existing systems timely, or at all. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired quality of user experience and delays in reporting accurate operating and financial information, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

Failure to prevent cybersecurity breaches will materially and adversely affect our business, reputation, financial condition and results of operations.

The massive volume of data that we process and store makes us or third-party service providers who host our servers an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect our database, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and insurer partners could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. The PRC Network Security Law promulgated by the Standing Committee of the National People’s Congress, effective on June 1, 2017, stipulates that a network operator, including internet information services providers, must adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. Over the past few years, the insurance regulatory authority enhanced its supervision and has promulgated many regulation measures and requirements towards cybersecurity of insurance business. While we have adopted comprehensive measures to comply with the applicable laws, regulations and standards, there can be no assurance that such measures will be effective. If we were found by the regulatory authorities to have failed to comply with the regulatory requirements, we would be subject to warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of our platform or even criminal liabilities and our business, financial condition and results of operations would be adversely affected.

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

Our business model may be replicated by other insurance distributors or product and service platforms, and internet companies and traditional insurance companies aiming to engage in insurance distribution business.

The leading Chinese internet companies have experienced the fast-moving internet development in China in past decades and have demonstrated their strong capacities in client-centric and efficiency driven business development and innovation. We are operating in an emerging industry, and we may be exposed to uncertainties and risks. Given the large amount of data and strong capacity of technological development the leading Chinese internet companies have, we believe it is possible that these companies can develop their insurance business to compete with us in a short period of time. In addition, we have seen certain traditional insurance companies and other insurance service providers enter the online insurance service market in order to take advantage of the soaring opportunities emerged from online ecosystems. Considering these internet companies’ strong abilities in promoting their products through their existing abundant online channels and the potential of traditional insurance companies and other insurance service providers to exploit their offline resources and clients online, we may face severe competition in the near future from these potential competitors. Moreover, given that terms of insurance product are relatively transparent, our competitors can copy the insurance products we design and develop together with our insurer partners soon after they are launched, possibly at lower prices than what we offer. If we fail to continue to upgrade our insurance product offerings that meet market demand quickly, we may not be able to keep our edge in the competition, and our business and results of operations will be negatively affected.

Because the insurance intermediary business income we earn on the sale of insurance products is based on premiums, and commission fee rates agreed between us and our insurer partners, any decrease in these premiums or commission fee rates may have an adverse effect on our results of operations.

We are engaged in the insurance intermediary business and derive revenues primarily from commission fees paid by the insurer partners whose insurance policies our clients purchase. The commission fee rates are set by insurer partners or negotiated between insurer partners and us, and are based on the premiums that the insurer products charge. Commission fee rates and premiums can change based on the prevailing economic, regulatory, taxation and competitive factors that affect our insurer partners. These factors, which are not within our control, include the capacity of insurer partners to place new business, profits of insurer partners, consumer demand for insurance products, the availability of comparable products from other insurance companies at lower costs, and the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers. In addition, premium rates for certain insurance products are tightly regulated by the National Administration of Financial Regulation. Because we do not determine, and cannot predict, the timing or extent of premium or commission fee rate changes, we cannot predict the effect any of these changes may have on our operations. Any decrease in premiums or commission fee rates may significantly affect our profitability.

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

We operate an intelligent underwriting system where we code underwriting criteria set by insurers in our system and the system automatically generates eligibility for purchasing insurance products. For customized insurance products we designed and developed together with our insurer partners, we conduct actuarial and propose pricing range to our insurer partners. Therefore, we rely heavily on the accuracy in actuarial statistics and capabilities in accurate underwriting and proposing pricing of products we offer to conduct our business, including recording and processing our operational and financial data and effectively executing our business plans through accurate actuarial analysis and pricing modeling. The proper functioning of our actuarial analysis, statistical analysis, products pricing suggestion, risk management, financial control, accounting, client database, client service and other data processing systems is highly critical to our business and our ability to compete effectively. We rely on our dedicated talents with actuarial expertise to conduct actuarial analysis, and we rely on our research and development team and related advanced technology to enhance our data capabilities to perform pricing modeling. We cannot guarantee you that we will be able to continue to upgrade our technology and maintain our capacity and accuracy, or to successfully upgrade our technology and retain our employees with actuarial expertise or to hire new ones. Failure of maintaining such capacity and accuracy could have a material adverse effect on our business, results of operations and financial condition.

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

A significant portion of the total GWP we facilitate is from a limited number of popular insurance products, primarily our tailor-made long-term life and health insurance products. In 2023, the top five insurance products in terms of GWP contribution aggregately accounted for 41.7% of the total GWP we facilitated, as compared to 44.0% in 2022. We believe the concentration was partially due to the comprehensive protection coverage with reasonable policy terms, making these tailor-made insurance products more attractive than others. Although we plan to continue to diversify our product offerings, launch more tailor-made insurance products, expand our client base and generate brokerage income from a wider variety of insurance products, we cannot guarantee you that we will be able to succeed, and that such concentration will decrease. If we cannot continue to offer these popular insurance products for any reason or the popularity of these products decline, our brokerage income may decrease and our financial condition and results of operations may be materially and adversely affected.

We have in the past sold insurance products on our platform through institutional promoters lacking operating license, and individual promoters who were registered with other insurance institutions or who were not registered with any insurance institutions, which may subject us to potential regulatory risks and may cause breaches of our agreements with insurer partners.

Through www.jumi18.com, www.qixin18.com and www.xiebao18.com, we have in the past engaged institutional promoters lacking operating licenses, and individual promoters whose practice registrations were registered with insurance institutions other than us or who were not registered with any insurance institutions, to promote insurance products we offer on our platform. In return, we paid those promoters service fees. Our cooperation with institutional promoters lacking operating licenses may subject us to regulatory risks. Under PRC laws and regulations, professional insurance intermediaries like us must complete practice registrations for individual promoters as our brokers or agents. Historically, for those individual promoters who had a relatively short history of cooperation with us, or who contributed a less significant portion of GWP facilitated on our platform, we did not complete all of their practice registrations with us. As of the date of this annual report, we have terminated the cooperation with those individual promoters that have not been registered with us for promoting insurance products. However, we may be subject to administrative orders to rectify these historical non-compliance incidents or further, administrative penalties imposed by the regulatory authorities retrospectively, and if so, our business and results of operations might be materially and adversely affected.

Our business operation in Hong Kong had been non-compliant with applicable laws and regulations, and is subject to the complexity and uncertainties in Hong Kong laws and regulations with respect to insurance brokerage businesses and corporate governance.

In the past, the operations of our Hong Kong subsidiary, Hong Kong Smart Choice Ventures Limited, or Hong Kong Smart Choice, had certain non-compliance incidents under applicable Hong Kong laws and regulations. Hong Kong Smart Choice, a company that is not a licensed insurance broker in Hong Kong, had engaged certain third parties to provide insurance advisory services to clients, which may be deemed as an offense under the Insurance Ordinance of Hong Kong and may subject Hong Kong Smart Choice to fines or even criminal liabilities. If Hong Kong Smart choice is punished by Hong Kong regulatory authorities, we may bear economic losses, our Hong Kong operations may be partially or wholly suspended, and our reputation, business, results of operations and our financial conditions will suffer. In addition, in May 2021, Hong Kong Smart Choice indirectly acquired 100% equity interest in Huize Hong Kong Insurance Broker Limited. Huize Hong Kong Insurance Broker Limited was a wholly owned subsidiary of Hong Kong Smart Choice before July 2019, and had in the past been non-compliant with applicable Hong Kong laws and regulations, including carrying out solicitation activities without being authorized and failing to comply with certain corporate governance requirements under the Hong Kong law. We cannot assure you that Hong Kong Smart Choice will not bear economic loss related to historical non-compliance of Huize Hong Kong Insurance Broker Limited, or that our Hong Kong subsidiaries will be able to comply with all applicable Hong Kong laws and regulations with respect to insurance brokerage businesses and corporate governance, which could in turn negatively affect our reputation, business, results of operations and our financial conditions will suffer.

We have limited history and experience operating in jurisdictions outside of China. If we are unable to manage the risks presented by our potential international expansion plan, our business, financial condition and results of operations will be adversely impacted.

Currently, substantially all of our operations are located in mainland China and Hong Kong, and we have limited history and experience operating in jurisdictions outside of China. As part of our business strategy and growth plan, we plan to further expand internationally. Expansion of our international operations could impose substantial burdens on our resources, divert management’s attention from our operations in China and otherwise harm our business. In addition, there are many barriers to competing successfully in the international market, including:

•	changes in the relations between China and foreign countries;

•	actions of foreign or PRC governmental authorities affecting foreign investments;

•	regulations on repatriation of funds;

•	increased infrastructure costs including complex legal, tax, accounting and data security laws and treaties;

•	interpretation and application of local laws and regulations that may apply to us;

•	enforceability of intellectual property and contract rights;

•	potentially adverse tax consequences;

•	local labor conditions and regulations; and

•	fluctuation in foreign currencies.

We cannot assure you that our potential international expansion plan will produce desired levels of revenue or costs, or that one or more of the factors listed above will not harm our business. Therefore, as we expand internationally, we may not experience the operating margins that we expect, and our business, financial condition and results of operations may be negatively impacted.

Acquisitions, strategic alliances and investments could be difficult to integrate, disrupt our business and lower our results of operations and the value of your investment.

We may enter into strategic acquisitions and selected strategic alliances that are complementary to our business and operations, including opportunities that can help us further improve our technology system and sales network. For example, in December 2021, we, through a wholly owned subsidiary of the VIE, acquired 100% equity interest in Shenzhen Detong Insurance Agency Co., Ltd., formerly known as Shanghai Senhao Insurance Agency Co., Ltd., a nationwide professional insurance agency company with business networks in 11 provincial areas in China and we completed the change in equity registration with the Shenzhen Administration for Market Regulation in March 2022. In August 2023, Hong Kong Smart Choice, our Hong Kong subsidiary, acquired 100% equity interest in Synergy Wealth Management Limited, a licensed insurance broker incorporated under the laws of Hong Kong. Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. Acquired businesses or assets may not generate expected financial results immediately, or at all, and may incur losses to our business. We may, from time to time, terminate our planned acquisitions, strategic alliances and investments due to adjustments to our business plans or as a result of factors beyond our control, such as failure by us or our business partners to fulfill closing conditions. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations, which could negatively affect our results of operation. In addition, acquisitions of and strategic alliances with third parties could also subject us to risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have limited ability to control or monitor the actions of our strategic partners. To the extent an enterprise acquired us or a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party. Furthermore, certain acquired business may had historical non-compliance incidents before our acquisition. While we took measures in order to ensure compliance after the acquisition, we cannot assure you that we will not be subject to retrospective administrative penalties imposed by the regulatory authorities regarding the historical non-compliance, and if so, our business and results of operations might be materially and adversely affected.

In addition, certain shareholders operate similar insurance product and service platforms like we do and there remain potential conflicts of interest. If any of such conflicts of interest are not resolved in our favor, we could lose opportunities in strategic acquisitions and alliances, and our business, financial condition and results of operations will be materially and adversely affected.

Our success depends on the continued efforts of our senior management If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

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

We believe our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees in an efficient manner. Competition for personnel with expertise in insurance, sales and marketing, technology and risk management is extremely intense in China. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and our ability to serve insurance clients and insurer partners could diminish, resulting in a material adverse effect to our business.

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

Our online operations depend on the performance of the internet infrastructure and telecommunications networks in China.

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

The internet has gained increasing popularity in China as a platform for insurance products and content in recent years. However, certain participants in the industry, especially traditional insurance companies, and many insurance clients have limited experience in handling insurance products and content online, and some insurance clients may have reservations about using online platforms. For example, clients may not find online content to be reliable sources of insurance product information. Some insurance companies and reinsurance companies may not believe online platforms are secure for risk assessment and risk management. Others may not find online platforms effective when promoting and providing their products and services, especially to targeted clients in lower-tier cities or rural areas. If we fail to educate clients, insurance companies and reinsurance companies about the value of our online platform and our products and services, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet as an effective and efficient platform for insurance products and content is also affected by factors beyond our control, including negative publicity and restrictive regulatory measures. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our online and offline operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

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

We face risks with respect to fraudulent activities on our platform. We cannot guarantee that all of the transactions conducted on our platform with insurance clients are commercially fair. We cannot fully eliminate insurance fraud and reverse selection insurance behaviors. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our platform, there can be no assurance that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among our insurance clients and insurer partners. In addition, illegal, fraudulent or collusive activities by our employees or third-party agents could also subject us to liability and negative publicity. Any illegal, fraudulent or collusive activity could severely damage our brand and reputation as an operator of a trusted platform, which could adversely affect our business, financial condition and results of operations.

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

Certain of our lease agreements have not been registered with the PRC government authorities as required by PRC law, which will not affect the validity of these lease agreements but may expose us to potential fines if we fail to remediate after receiving any notice from the PRC government authorities. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the government authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, the specific amount of which is at the discretion of the government authority. As of February 29, 2024, we had not completed lease agreement registration for some properties, which may expose us to potential penalties by PRC governmental authorities.

We have granted and may continue to grant options, restricted share units and other types of awards under our share option plan, which may result in increased share-based compensation expenses.

We adopted a global share incentive plan in June 2019, which we refer to as the Global Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under our Global Plan, we are authorized to grant options, restricted share units and other types of share incentive awards. The maximum aggregate number of common shares which may be issued pursuant to all awards under the Global Plan is 57,501,813 common shares. As of February 29, 2024, 18,513,727 restricted shares and options to purchase a total of 31,146,421 common shares were outstanding under the Global Plan. We adopted a 2019 share incentive plan in June 2019, which we refer to as the 2019 Plan. In September 2021, May 2023 and November 2023, respectively, our board of directors approved the amendments to the 2019 Plan to increase the maximum number of Class A common shares that may be issued under the 2019 Plan. Under the currently effective Third Amended and Restated 2019 Share Incentive Plan, or the Third Amended and Restated 2019 Plan, the maximum aggregate number of Class A common shares that may be issued shall be 187,559,565, plus an annual increase on June 1 of each of 2024, 2025, 2026 and 2027, by (i) 31,351,400 Class A common shares or (ii) such number of Class A common shares as may be determined by our board. As of February 29, 2024, options to purchase a total of 12,791,945 common shares were outstanding under the Third Amended and Restated 2019 Plan. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lockup period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges.

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

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. The operations of our insurer partners and user traffic channels were also impacted. In particular, our service capacity and operational efficiency was adversely affected by the COVID-19 pandemic due to decreased productivity of our workforce as a result of work from home measures and the necessity to comply with various disease control protocols in our business facilities, particularly in Shenzhen, where our headquarter is located. These events had materially and adversely affected our business in 2020, 2021 and 2022. There has been an easing of the travel restrictions and quarantine requirements related to COVID-19 in China since December 2022. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the success or failure of efforts to contain or treat cases, and future actions we or the authorities may take in response to these developments. Even if the economic impact of COVID-19 recedes, the pandemic could have a lingering, long-term effect on business activities and consumption behavior. There is no assurance that we will be able to adjust our business operations to adapt to these changes and the increasingly complex environment in which we operate.

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

Our quarterly revenues and other operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. Each of our business lines may have different seasonality factors and the mix of our revenue source may shift from time to time. For life and health insurance products, we generally have more purchase orders in the first quarter of each year. On the other hand, for property & casualty insurance products we offer, mostly consisted of travel insurance products, we experience more purchase orders in the third quarter, and the first and fourth quarters of each year are the low season for travel insurance products. If the insurance product mix we offer on our platform changes, the fluctuation trend of our results of operations will change accordingly. We may also introduce promotional activities or enhance our marketing and branding efforts in ways that further cause our quarterly results to fluctuate and differ from historical patterns. In addition, our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected figures. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our historical results as an indication of our future performance because our fast growth in the past may have masked the seasonality that might otherwise be apparent in our results of operations. Our results of operations in future quarters may fall below expectations, which could cause the price of our ADSs to fall.

A severe or prolonged downturn in Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Due to the PRC legal restrictions on foreign ownership of internet-based business and qualification requirements on foreign investors in the insurance intermediary business, we rely on certain contractual arrangements with the VIE and its shareholders to conduct substantially all of our operations in China. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), which was promulgated on December 27, 2021 and came into effect on January 1, 2022.

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

It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We are subject to the changes, interpretation and enforcement of laws and regulations in mainland China.”

If the ownership structure, contractual arrangements and businesses of our PRC subsidiary, the VIE and its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiary, the VIE or its subsidiaries fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

If the VIE or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Evolvement of the PRC regulatory regime could limit our ability to enforce these contractual arrangements. Meanwhile, based on officially published and publicly available judgements, the legality and validity of VIE contractual arrangements have not been tested in a court of law in the PRC. There are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant VIE through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the variable interest entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

Pursuant to the International Tax Co-operation (Economic Substance) Act (2021 Revision) (as amended) of the Cayman Islands, or the ES Act, a “relevant entity” that carries on a relevant activity is required to satisfy the economic substance test in relation to that relevant activity set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our company. Based on the current interpretation of the ES Act, we believe that our company, Huize Holding Limited, is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company, Huize Holding Limited, is a “pure equity holding company,” it is only subject to the reduced economic substance test, which require us to (i) comply with all applicable filing requirements under the Companies Act of the Cayman Islands, or the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

Our ability to enforce the equity pledge agreements between us and the shareholders of the VIE may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to the VIE, shareholders of the VIE pledged their equity interests in the VIE to our WFOE to secure the VIE’s and its shareholders’ performance of the obligations and indebtedness under the Exclusive Business Cooperation Agreement, Exclusive Option and Equity Custody Agreement. As of the date of this annual report, we have registered such equity pledges with the local branch of the State Administration for Market Regulation. Under the Civil Code of the PRC, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If the VIE fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledger to sell the equity interests in the VIE, as applicable, in an auction or private sale and remit the proceeds to our subsidiary in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in the VIE. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our WFOE that is a party to the Exclusive Option and Equity Custody Agreement to designate another PRC person or entity to acquire the equity interests in such VIE and replace the existing shareholders pursuant to the Exclusive Option and Equity Custody Agreement.

In addition, in the registration forms of the local branch of the State Administration for Market Regulation for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our WFOE shall be designated as a fixed figure. The equity pledge agreements with the shareholders of the VIE provide that the pledged equity interest constitutes continuing security for any and all of the indebtedness, obligations and liabilities of the VIE under the contractual arrangements, and therefore it is possible that the amount of registered equity interests cannot cover the secured obligation as a whole. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of the VIE and its subsidiaries for the benefit of us or our WFOE, although the VIE grants our WFOE options to purchase the assets of the VIE and its equity interests in its subsidiaries under the Exclusive Option and Equity Custody Agreement.

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

As a result of our corporate structure and the contractual arrangements among our WFOE, the VIE, its shareholders and us, we are effectively subject to the PRC value-added tax at rates from 3% to 6% and related surcharges on revenues generated by our subsidiary from our contractual arrangements with the VIE. The PRC Enterprise Income Tax Law and its Implementing Regulations require every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the tax authorities. According to the Implementing Regulations of the Enterprise Income Tax Law, these transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and the VIE were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangement. If this occurs, the PRC tax authorities could request that the VIE and any of its subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIE and thereby increasing the VIE’s tax liabilities, which could subject the VIE to late fees and other penalties for the underpayment of taxes. Our results of operations may be materially and adversely affected if the VIE’s tax liabilities increase or if either of them becomes subject to late payment fees or other penalties.

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

In addition, the Enterprise Income Tax Law of the PRC and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

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

Any loans to our WFOE, which are treated as Foreign Investment Enterprises, or FIEs, under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans we make to our WFOE, the VIE and its subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to the VIE and its subsidiaries or other domestic PRC entities, according to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing in March 2020, the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting Macro-prudential Regulation Parameter for Cross-border Financing of Enterprises in January 2021 and the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting Macro-prudential Regulation Parameter for Cross-border Financing in October 2022. The limit for the total amount of foreign debt is 2.5 times of their respective net assets. Moreover, any medium or long-term loan we provide to the VIE and its subsidiaries or other domestic PRC entities must also be subject to examination and registration of the National Development and Reform Commission. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be recorded with the Ministry of Commerce or its local counterpart.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015 and was subsequently amended on December 30, 2019 and March 23, 2023. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to FIEs’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, which took effect on June 9, 2016 and was amended on December 4, 2023. On December 4, 2023, SAFE promulgated the Circular on Further Deepening Reforms to Facilitate Cross-Border Trade and Investment, which took effect on the same day. These two SAFE circulars reiterate some rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. If the VIE requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIE’s operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans we make to our WFOE, the VIE or its subsidiaries or with respect to future capital contributions we make to our WFOE. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC issued the Overseas Listing Filing Rules, which became effective on March 31, 2023. According to the Overseas Listing Filing Rules, the overseas offering and listing by a PRC domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year, where any index accounts for more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the main links of business activities carried out in mainland China or the main place of business is in mainland China, or the senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in mainland China. According to the Overseas Listing Filing Rules, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and applicable provisions; (ii) if the intended securities offering and listing may endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (iv) if, the domestic enterprise is under investigation according to law for suspected crimes or major violations of laws and regulations, but no clear conclusions have been reached; (v) if there are material ownership disputes over the equity held by the controlling shareholder, or controlled by the controlling shareholder or the actual controller.

According to the Overseas Listing Filing Rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering in the same foreign market within three business days after completion of the follow-on offering, (iii) with respect to the assets of a domestic company are directly or indirectly listed overseas through one or more acquisitions, share swap, transfer or other transaction arrangements, the domestic company shall file with the CSRC in accordance with (i), in the case does not involve the submission of application documents abroad, within three business days after the first public announcement of the transaction. Non-compliance with the Overseas Listing Filing Rules or an overseas listing completed in breach of the Overseas Listing Filing Rules may result in a warning on the domestic companies and a fine of RMB1 million to RMB10 million on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB500,000 to RMB5,000,000. The controlling shareholders or actual controllers of the domestic company organize or instigate the illegal acts, or conceals matters resulting in the illegal acts, may be fined between RMB 1 million to RMB10 million.

Considering that the Overseas Listing Filing Rules are relatively new, there are still uncertainties as to the implementation and interpretation of the requirements, which needs to be further guided and clarified by the CSRC and other regulatory authorities. Any subsequent filing or reporting matters of our company in the future, such as future offshore listings, refinancing and other capital raising activities, as well as other major events, including but not limited to the change of control, investigated or punished by overseas securities regulatory authorities or other competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities, may be subject to additional filing or reporting requirements. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings or reporting and fully comply with the new rules and requirements in a timely manner or at all.

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

We conduct our business primarily through the VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Different regulatory bodies in China have enforced laws and regulations regarding the insurance product and service industry, and the foreign ownership of and the licensing and permit requirements pertaining to companies in such industries and cybersecurity, the collection and use of Internet user data and unique device identifiers, and other data protection, information security and privacy regulation with various standards and applications. For more details, See “Item 4. Information on the Company—B. Business Overview—Regulations.” In addition, any changes in regulatory environment, whether or not directly targeted at us, may negatively affect the market environment, our business partners and goods and services of business partners, which may in turn have a material adverse effect on our business result of operations and financial conditions. Those legal and regulatory developments could lead to legal and economic uncertainty, affect how we design, market and sell our solutions and services, how we operate our business, and how we process and use data, which could negatively impact demand for our solutions and services.

Also, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the PRC government authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the CAC and 12 other governmental authorities jointly issued the Measures for Cybersecurity Review, which require that, among others, internet platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC released the Regulations on the Network Data Security for public comments, which stipulate, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On February 17, 2023, the CSRC issued the Overseas Listing Filing Rules, which took effect on March 31, 2023. According to the Overseas Listing Filing Rules, the overseas offering and listing by a PRC domestic company, whether directly or indirectly, shall be filed with the CSRC. Any subsequent filing or reporting matters of our company in the future, such as future offshore listings, refinancing and other capital raising activities, as well as other major events, including but not limited to the change of control, investigated or punished by overseas securities regulatory authorities or other competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities, may be subject to additional filing or report requirements. On February 24, 2023, the CSRC and several other government authorities released the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises. Since such regulations, rules and measures and evolving, it remains unclear on how it will be interpreted, amended and implemented by the PRC governmental authorities. We may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

We are subject to the changes, interpretation and enforcement of laws and regulations in mainland China.

The legal system of mainland China is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The laws and regulations of mainland China have significantly enhanced the protections afforded to various forms of foreign investments in mainland China for the past decades. However, because certain laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, and the PRC is geographically large and divided into various provinces and municipalities. As such, different regulations and policies may have different and varying applications and interpretations in different parts of the PRC, and it is possible that we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

PRC government has complex regulatory requirements on the conduct of our business and it has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. In addition, we do not directly own the website and mobile app platform due to the restriction of foreign investment in businesses providing value-added telecommunications services in China, including internet information provision services. Therefore, our business operations could be interrupted if our control over our website ad mobile app platform is challenged.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in March 2018, the State Council announced the establishment of a new department, the Office of the Central Cyberspace Affairs Commission, (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with other departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry, and the National Computer Network and Information Security Management Center was adjusted to be managed by the Office of the Central Cyberspace Affairs Commission Office instead of the Ministry of Industry and Information Technology.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. This may significantly disrupt our business, subject us to penalties, compromise enforceability of related contractual arrangements, or have other harmful effects on us. Furthermore, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our reputation, business and results of operations.

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

The value of Renminbi against the HK dollar, the U.S. dollar and other currencies fluctuate, subject to change resulting from the PRC government’s policies, and depends to a large extent on domestic and international economic and political developments as well as supply and demand in the local market. It is difficult to predict how market forces or government policies may impact the exchange rate between the Renminbi and the HK dollar, the U.S. dollar or other currencies in the future. In addition, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals.

Furthermore, the net proceeds from our initial public offering are deposited overseas in currencies other than Renminbi until we obtain necessary approvals from PRC regulatory authorities to convert these proceeds into onshore Renminbi. If the net proceeds cannot be converted into onshore Renminbi in a timely manner, our ability to deploy these proceeds efficiently may be affected, as we will not be able to invest these proceeds on RMB-denominated assets onshore or deploy them in uses onshore where Renminbi is required, which may adversely affect our business, results of operations and financial condition.

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

On July 14, 2006, the Supreme People’s Court of China and the Government of the Hong Kong Special Administrative Region signed an Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters, or the 2006 Arrangement. Under such arrangement, where any designated People’s Court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil and commercial case pursuant to a choice of court agreement, any party concerned may apply to the competent People’s Court or Hong Kong court for recognition and enforcement of the judgment. On January 18, 2019, the Supreme Court of the People’s Republic of China and the Department of Justice under the Government of the Hong Kong Special Administrative Region signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the 2019 Arrangement. The 2019 Arrangement, for the reciprocal recognition and enforcement of judgments in civil and commercial matters between the courts in mainland China and those in the Hong Kong Special Administrative Region, stipulates the scope and particulars of judgments, the procedures and ways of the application for recognition or enforcement, the review of the jurisdiction of the court that issued the original judgment, the circumstances where the recognition and enforcement of a judgment shall be refused, and the approaches towards remedies, among others. The 2019 Arrangement took effect on January 29, 2024 and replaced the 2006 Arrangement. The 2019 Arrangement shall apply to any judgment made on or after its effective date by the courts of both sides. If a “written choice of court agreement” has been signed by parties according to the 2006 Arrangement prior to the effective date of the 2019 Arrangement, the 2006 Arrangement shall still apply. Since the 2019 Arrangement is relatively new and is subject to the interpretation and implementation by courts in practice, there are still uncertainties about the outcomes and effectiveness of enforcement or recognition of judgments under the 2019 Arrangement.

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

PRC residents are required to file or obtain the certificates of outbound investment from, or register with, regulatory authorities when investing in offshore companies. According to administrative measures for the outbound investment by PRC entities promulgated by the National Development and Reform Commission and the Ministry of Commerce, PRC entities shall obtain the approval or file with the National Development and Reform Commission and the Ministry of Commerce when investing in offshore companies, and shall update or apply for amendment in respect to the certificates, filings or registrations in the event of any significant changes with respect to the offshore investment. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents (including individuals and entities) to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015, by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

As of the date of this annual report, all of our beneficial owners who are PRC individuals have completed their initial registration under SAFE Circular 37, and our shareholders who are PRC entities have completed SAFE registration under the foreign exchange regulations. We have notified and requested all of our shareholders to comply with, or notify their beneficial owners who are PRC residents to comply with applicable PRC regulations, including the requirements of the National Development and Reform Commission and the Ministry of Commerce and their filing obligation under SAFE Circular 37 and other implementation rules. Nevertheless, we do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will at all times comply with such requirements and obligations. In addition, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will in the future update or apply for amendment with respect to the certificates, filings or registrations in the event of any significant changes with respect to the offshore investment. The failure of our beneficial owners who are PRC residents to register or amend certificates, filings or registrations in a timely manner pursuant to applicable PRC regulations, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in applicable PRC laws and regulations, may subject such beneficial owners or our WFOE to fines and legal sanctions. Failure to register or comply with the requirements may also limit our ability to contribute additional capital to our WFOE and limit our WFOE’s ability to distribute dividends to our company or conduct other foreign exchange transactions. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted share units will be subject to PRC individual income tax. Our WFOE have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

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

In collaboration with our third-party service providers, we have adopted various policies and procedures, such as internal controls and “know-your-client” procedures, for anti-money laundering purposes. The Guidelines on Promoting the Healthy Development of Internet Finance Industry purports, among other things, to require internet financial service providers, including us, to comply with certain anti-money laundering requirements, including:

•	the establishment of a borrower identification program;

•	the monitoring and reporting of the suspicious transaction;

•	the preservation of borrower information and transaction records; and

•	the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters.

There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted, given that our anti-money laundering obligations in the Guidelines on Promoting the Healthy Development of Internet Finance Industry. Any new requirement under money laundering laws could increase our costs and may expose us to potential sanctions if we fail to comply.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti- monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the offshore enterprise derives from PRC taxable assets; whether the assets of the offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiary directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of shareholders, the business model and organizational structure; the information about the payment of due income tax outside China on indirect transfer of Chinese taxable property; the substitutability between indirect investment by equity transferor, indirect transfer of Chinese taxable property and direct investment, direct transfer of Chinese taxable property; Chinese tax conventions or arrangements applicable to the proceeds from indirect transfer of Chinese taxable property; and other relevant factors. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There are uncertainties as to the application of SAT Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our WFOE may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Prior to January 1, 2008, dividends payable to non-PRC investors were exempted from withholding tax. The PRC Enterprise Income Tax Law and its implementation rules provide that PRC enterprise income tax at the rate of 10% will generally be applicable to dividends derived from sources within the PRC and received by non-PRC enterprise shareholders. Similarly, gains derived from the transfer of shares by such shareholders are also subject to PRC enterprise income tax if such gains are regarded as income derived from sources within the PRC. Since there remain uncertainties regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends that we distribute to our non-PRC shareholders and ADS holders which are enterprises would be subject to any PRC withholding tax. If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, or if gains on the disposition of our shares by such holders are subject to the Enterprise Income Tax Law of the PRC, your investment in our common shares or ADSs may be materially and adversely affected.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected

Under PRC law, legal documents for corporate transactions, including contracts such as consulting service agreements we enter into with wealth management product providers, which are important to our business, are executed using the chops (a Chinese stamp or seal) or seals of the signing entity, or with the signature of a legal representative whose designation is registered and filed with the local branch of the State Administration for Market Regulation.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our WFOE and consolidated entities have the power to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our WFOE and consolidated entities have signed employment undertaking letters with us or our WFOE and consolidated entities under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our WFOE and consolidated entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. We also use electronic chops for certain transactions. While we have in place internal procedures and rules to secure our electronic chops, including to ensure that only authorized signatories are permitted to deploy them, electronic chops are inherently susceptible to misuse. Any misuse of our electronic chops could have severe financial and legal implications, and could materially and adversely affect our business and financial performance. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, whether physical or electronic, we could encounter difficulties in maintaining control over the entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our WFOE or consolidated entities, we, our WFOE or consolidated entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal actions to seek the return of the chops, apply for new chops with the authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Risks Relating to Our ADSs

If we fail to regain compliance on Nasdaq’s minimum bid price requirement, or fail to meet other continued listing requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs.

Our ADSs are currently listed on the Nasdaq Global Market, or Nasdaq. The Nasdaq Listing Rules have minimum requirements that a company must meet for continued listing on Nasdaq. These requirements include, among others, maintaining a minimum bid price of US$1.00 per ADS for a period of 30 consecutive trading days. On October 12, 2022, we received a written notification from Nasdaq indicating that for the last 30 consecutive business days, the closing bid price for our ADSs was below the minimum bid price of US$1.00 per share requirement. We regained compliance with the minimum bid price requirement on December 13, 2022. On January 5, 2024, we received another written notification from Nasdaq indicating that for the last 30 consecutive business days, the closing bid price for our ADSs was below the minimum bid price of US$1.00 per share requirement. We were granted a grace period of 180 calendar days, expiring on July 3, 2024, to regain compliance. If we fail to satisfy Nasdaq Global Market’s continued listing requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from Nasdaq Global Market, and we may need to transfer the listing or trading of our ADSs to other stock exchange or trading venues. However, there can be no assurance that our ADSs will be eligible for trading on any such alternative exchanges or markets in the United States. If Nasdaq determines to delist our ADSs, or if we fail to list our ADSs on other stock exchanges or find alternative trading venue for our ADSs, the market liquidity and the price of our ADSs and our ability to obtain financing for our operations could be materially and adversely affected.

The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on the Nasdaq Global Market on February 11, 2020, the trading price of our ADSs been subject to side fluctuations. In 2023, the trading prices of our ADS on the Nasdaq Global Market have ranged from US$0.79 to US$2.08 per ADS. The trading price of other Chinese companies’ securities, including internet-based companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of the Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of our conduct. The trading price of our ADSs may fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be volatile for factors specific to our own operations, including the following:

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

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

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

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our common shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our ADSs could be greatly reduced or rendered worthless.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

We have a dual-class common share structure. Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to 15 votes per share on all matters subject to the vote at general meetings of the Company. Each Class B common share is convertible into one Class A common share at any time by the holder thereof, while Class A common shares are not convertible into Class B common shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B common shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into an equal number of Class A common shares.

As of February 29, 2024, Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, beneficially owned all of the 150,591,207 Class B common shares and 9,321,540 Class A common shares in the form of ADSs. Together with 137,153,306 Class A common shares, the voting power of which has been delegated to Mr. Cunjun Ma, Mr. Cunjun Ma is able to exercise in aggregate 77.4% of our total voting power. Therefore, Mr. Cunjun Ma has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger of our company. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

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

Pursuant to our articles of association, our board of directors has absolute discretion as to whether to declare dividends subject to the requirements of the Companies Act. Our articles of association provide that dividends may be declared and paid out of the profits of our company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the Companies Act, no distribution or dividend may be paid out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we receive from our WFOE, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Legal claims, including federal securities law claims, against China-based Issuers, or their directors and officers based in China, may be difficult or impossible for investors to pursue in U.S. courts. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other certain jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In that case, you may have to rely on legal claims and remedies available in China, where we and our directors and officers maintain substantially all of our assets. The claims and remedies available in these jurisdictions are significantly different from those available in the United States and are difficult to pursue. For risks relating to enforcing foreign judgments or bringing actions in China against us or our directors and officers, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our directors and management named in the annual report based on foreign laws.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by, among other things, our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Under Cayman Islands law, the notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies in the Cayman Islands for inspection by any person on payment of a fee. The register of mortgages and charges is open to inspection by creditors and members of the company. Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records, or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Relating to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Our memorandum and articles of association contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A common shares and ADSs.

Our currently effective memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Cunjun Ma, our chairman and chief executive officer, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including (i) an exemption from having the majority of our board of directors composed of independent directors, (ii) having a compensation committee composed entirely of independent directors, and (iii) having a nominating and corporate governance committee composed entirely of independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or Class A common shares to significant adverse United States federal income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income, or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the “asset test.” Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Assuming that we are the owner of the VIE (including its subsidiaries) for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2023. No assurances can be given with regard to our PFIC status for the current or any future taxable year because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the characterization and composition of our income, assets and liabilities. It is possible that the IRS may challenge our classification of certain items of income, assets and liabilities, which may result in our company being or becoming a PFIC. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years. In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we will be or become a PFIC for any taxable year will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase.

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

A. History and Development of the Company

Our founding team began operating an online insurance business under the “Huize” brand in 2006. Huize Insurance Brokerage Co., Ltd., formerly known as Shenzhen Huize Insurance Brokerage Co., Ltd., was established in 2011 in preparation for the launch of our platform. Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, was our founder.

In 2014, Mr. Cunjun Ma established Shenzhen Huiye Tianze Investment Holding Co., Ltd., or Huiye Tianze, together with Focus Technology Co., Ltd. as a holding company in the PRC. Huiye Tianze acquired 100% shares of Huize Insurance Brokerage Co., Ltd. in 2014. Huiye Tianze subsequently established or acquired a series of wholly-owned subsidiaries in the PRC, including Huize (Chengdu) Internet Technology Co., Ltd., Shenzhen Huize Shidai Technology Co., Ltd. and Shenzhen Zhixuan Wealth Investment Management Co., Ltd. We have been operating our business primarily through Huiye Tianze and its subsidiaries, including Huize Insurance Brokerage Co., Ltd. and Shenzhen Huize Shidai Technology Co., Ltd., since 2014.

Our company, Huize Holding Limited, formerly known as Smart Choice Holding Limited, was established in 2014 by a holding vehicle of Mr. Cunjun Ma and the offshore investment vehicles of two investors of Huiye Tianze. Huize Holding Limited subsequently established Smart Choice Ventures Limited in the British Virgin Islands and Hong Kong Smart Choice Ventures Limited, or Hong Kong Smart Choice, in Hong Kong. Hong Kong Smart Choice subsequently established a wholly owned subsidiary in China, Zhixuan International Management Consulting (Shenzhen) Co., Ltd., or our WFOE, in 2015.

In June 2019, in preparation of our initial public offering, we undertook a restructuring in order for shareholders of Huiye Tianze, i.e., the VIE, to own shares of our company, and we obtained control and became the primary beneficiary of Huiye Tianze by entering into a series of contractual arrangements with it and its shareholders through our WFOE. Due to the PRC legal restrictions on foreign ownership of internet-based businesses and qualifications requirements on foreign investors in the insurance brokerage business, we rely on these contractual arrangements to conduct a significant part of our operations in China. As a result of our equity ownership in our WFOE and the contractual arrangements with Huiye Tianze, or the VIE, and its shareholders, we are regarded as the primary beneficiary of the VIE, and we treat the VIE and its subsidiaries as a variable interest entity under U.S. GAAP. We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In June 2019, the VIE’s shareholders became shareholders of our company through their respective holding vehicles, and the shareholders’ rights and shareholding structure are substantially identical as the previous ones of the VIE.

On February 11, 2020, our ADSs commenced trading on the Nasdaq Global Market under the symbol “HUIZ.”

In December 2021, we acquired a 100% equity interest in Shenzhen Detong Insurance Agency Co., Ltd. through a wholly owned subsidiary of the VIE. Shenzhen Detong Insurance Agency Co., Ltd., which was formerly known as Shanghai Senhao Insurance Agency Co., Ltd., is a nationwide professional insurance agency company which was founded in 2015 with business networks in 11 provincial areas in China and holds a nationwide insurance intermediary license issued by Shenzhen branch of the CBIRC.

On December 31, 2021, our board of directors approved the establishment of an Environmental, Social and Governance Committee, aimed at enhancing our ESG performance and disclosure, and sustainable development. The Environmental, Social and Governance Committee consists of the Secretary of the Board and senior management members from core operational and administrative departments. Under the supervision of the Board, the Environmental, Social and Governance Committee is responsible for formulating ESG strategies and goals, identifying and evaluating ESG risks and impacts, and overseeing the ESG initiatives and practices of our company.

Our board of directors previously authorized share repurchase programs in April 2020, March 2022 and March 2023, each of which authorized us to repurchase up to a certain amount of our outstanding American depositary shares over a 12-month period. In addition, in August 2021, our board of directors approved a management share purchase plan, pursuant to which Mr. Cunjun Ma, our chairman of the board of directors and chief executive officer, and certain other members of our management team intended to allocate their personal funds to purchase up to an aggregate of US$5 million worth of our ADSs during a six-month period, pursuant and subject to applicable laws and our securities trading policy. Most recently, on March 17, 2024, our board of directors authorized another share repurchase program under which we may repurchase up to US$5 million of our Class A common shares in the form of American depositary shares over the next 12 months, subject to applicable rules under the Exchange Act and our insider trading policy. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. We expect to fund repurchases made under this program from our existing cash balance and cash generated from operations.

Our principal executive offices are located at 49/F, Building T1, Qianhai Financial Centre, Linhai Avenue, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen 518000, People’s Republic of China. Our telephone number at this address is +86 755 3689 9088. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. 2681, Grand Cayman KY1-1111, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

B. Business Overview

We are an independent online insurance product and service platform in China. As a licensed insurance intermediary operating online platforms and providing offline insurance intermediary services, we do not bear underwriting risks. We distribute insurance products on our platform underwritten by the insurance companies who cooperate with us, who we refer to as our insurer partners, and help them reach a large number of insurance clients. Our platform offers a digitalized insurance purchase experience and services through various internet channels. We primarily generate revenues from the insurance brokerage and agency fees paid by our insurer partners.

We have accumulated a large insurance client base. As of December 31, 2023, we had cumulatively served 9.3 million insurance clients. A substantial portion of our insurance client base are the younger generation, particularly life and health insurance clients. In 2023, the average age of insurance clients who purchased life and health insurance products through our platform was 34.4.

In order to serve our clients’ protection needs, we offer a wide variety of insurance products with easy-to-understand terms and focusing on protection. Our products cover two major categories—life and health insurance products, and property & casualty insurance products. In 2023, we offered 480 life and health insurance products and 308 property & casualty insurance products. Our life and health insurance products contributed to 91.2% of our brokerage income in 2023. Our life and health insurance products primarily consist of annuity and endowment life insurance products and long-term health insurance products, which contributed to 58.4% and 30.4%, respectively, of our brokerage income in 2023.

We have established business cooperation with a large group of insurer partners. As of December 31, 2023, we cooperated with 123 insurer partners, representing a substantial portion of all licensed insurance companies in China. We empower our insurer partners to reach a massive and fragmented client base quickly, and enhance their insurance sales through our online platform as well as our offline channels. We have also integrated critical steps in the insurance policy distribution process, such as intelligent underwriting and in-force policy administration, in our system. In addition, we design and develop tailor-made insurance products together with our insurer partners. In 2023, approximately 52.4% of the GWP facilitated through our platform was contributed by tailor-made insurance products that we developed together with our insurer partners.

The cumulative number of insurance clients we served increased from approximately 7.5 million as of December 31, 2021 to 8.4 million as of December 31, 2022, and further to 9.3 million as of December 31, 2023. The GWP we facilitated decreased from RMB5,018.2 million in 2021 to RMB4,907.9 million as of December 31, 2022, and then increased to RMB5,800.9 million (US$817 million) as of December 31, 2023. We primarily generate revenues from the commission fees that we charge our insurer partners for facilitating insurance policies and generating premiums for them. Our total operating revenue decreased from RMB2,245.0 million in 2021 to RMB1,157.9 million in 2022, and then increased to RMB1,195.6 million (US$168.4 million) in 2023. We had net loss of RMB107.7 million, net loss of RMB33.7 million and net profit of RMB70.6 million (US$9.9 million) in 2021, 2022 and 2023, respectively.

Our Online Platform

We hold nationwide insurance intermediary licenses and operate an independent online insurance product and service platform in China. On our platform, we provide insurance clients with a one-stop insurance experience. We distribute through our platform various insurance products underwritten by our insurer partners, some of which are products we designed and developed together with our insurer partners, and we do not assume underwriting risks ourselves. We offer easy interpretation and presentation of insurance policy terms to help insurance clients make informed decisions when purchasing insurance products. We provide services to insurance clients at various stages of the insurance transaction and in-force period to improve client experience and increase client stickiness. On our platform, we connect insurer partners efficiently with a massive base of insurance clients and enhance their insurance sales.

Access to Our Online Platform for Insurance Clients

Insurance clients can access our online platform on internet, including our websites, our mobile app, our WeChat official account and our WeChat mini program.

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

www.qixin18.com is a platform we developed to connect to and cooperate with our user traffic channels, where we provide them with order placement SaaS system, user account management system, and various mobile-end tools to enhance our user traffic channels’ efficiency in directing client traffic. www.xiebao18.com primarily focuses on corporate insurance products, travel insurance products and property insurance products.

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

In addition, we launched a WeChat mini program in February 2017 to better reach and serve users on our WeChat platform. Our WeChat mini program covers most functions of our mobile app.

Our Insurance Clients

We have a large and growing base of insurance clients. We define our insurance clients as purchasers of the insurance policies we distribute, including individual clients, who contribute to most of our revenues, and corporate clients. As of December 31, 2021, 2022 and 2023, the cumulative number of our insurance clients was approximately 7.5 million, 8.4 million and 9.3 million, respectively. As we continue to expand our product offerings, enhance our brand recognition and reputation, and deepen our cooperation with insurer partners and user traffic channels, we expect our client base to continue to grow.

We focus on serving the younger generation who are relatively well-educated, tech-savvy, more willing to learn insurance related knowledge, and tend to enjoy online consumption and investment. In 2023, the average age of those who purchased life and health insurance products through our platform was 34.4. In addition, we aim at serving lifetime insurance needs of our clients and their families. We believe the diversity of insurance products on our platform allows us to serve a variety of insurance clients at different stages of their lives.

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

While we primarily serve our insurance clients through our online platform, we also provide insurance services to certain of our insurance clients offline. We further integrate our online and offline insurance business, empower insurance intermediary practitioners and enhance consumer experience. We are nurturing offline teams covering 16 provincial areas to provide consumers with various insurance services, connect and visit consumers, and select insurance products, facilitating the purchase of insurance products.

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

We empower our insurance consultants with the digital tools that we built, mainly including a vertical insurance database and client behavior tracking system. The database covers comprehensive information of insurance products available on the market, both online and offline. Insurance consultants can quickly retrieve product information from the database and present to clients comparison among insurance products. Our client behavior tracking system analyzes the clients’ browsing records and transaction records from various dimensions, and evaluates clients’ insurance needs and purchase preference. This allows our insurance consultants to predict clients’ concerns and queries before starting consultation sessions with clients, which substantially improves consulting efficiency. In 2020, we launched the AI Proposal application and a new version of consultant workstation, both of which are client service tools designed and applied in order to improve our service capabilities and the client experience we provide.

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

We act as the insurance clients’ trusted point of contact when risks covered by insurance policies realize. We assist insurance clients in the claim settlement process, but do not make claim decisions as an insurance intermediary. After receiving a claim settlement application from an insurance client, we review the materials provided by the client, assist with preparing necessary documents and information required to support the client’s claim, submit the claim with the insurer on the client’s behalf, and handle all communications with the insurer. We incur research and development expenses for the development of our claim settlement system, and selling expenses for the labor costs related to our client service team.

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

Upon receiving a piece of client complaint, our service representative will extract and go through chat records and transaction records of the client, reach out to the client by phone, and resolve the issue. As of December 31, 2023, we had not experienced any material client complaints or claims.

Our Insurer Partners

As of December 31, 2023, we cooperated with 123 insurer partners, including 76 life and health insurance companies, and 47 property & casualty insurance companies. Some of our insurer partners also cooperate with reinsurance companies to underwrite insurance products offered on our platform. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 78.4%, 56.5% and 57.4% of our total operating revenue in 2021, 2022 and 2023, respectively.

We typically enter into cooperative agreements for an initial term of one to three years with our insurer partners, some of which can be automatically renewed for certain period of time unless prior notice is provided by either party to terminate the agreement. Pursuant to the terms of such cooperative agreements, we market and present the insurance products underwritten by our insurer partners through online channels to potential insurance clients and facilitate the sales of such insurance products. We ensure the smooth operation of our platform. We collect premiums of the insurance products we facilitate and remit the premiums in full to the insurer partners on a monthly basis according to the cooperative agreements. Our insurer partners issue policies and provide settlement, and pay us commission fees based on a percentage of the premiums we facilitate. Both parties should keep all client information and data confidential and conduct their respective business in compliance with applicable laws, regulations and rules. Most insurer partners demand a threshold for the percentage of clients that renew their insurance policies in the 13th month of the insurance term. If we do not meet such threshold, the renewal brokerage commission will be adjusted to zero, or the insurer partners have the right to terminate their authorization for us to sell the insurance products. Generally, in the event either party breaches the terms and provisions under the cooperative agreements, the non-breaching party is entitled to unilaterally terminate the agreement and receive damages for the loss incurred. We are not contractually required to provide additional services, such as intelligent underwriting, in-force policy administration and claim settlement services to the insurance clients we serve. We offer these services in order to enhance clients’ transaction experience that facilitates the maintenance and growth of our client base, which in turn strengthens our relationships with insurer partners.

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

Our Product Offerings

We offer two broad categories of insurance products: life and health insurance products and property & casualty insurance products, both of which contain products we designed and developed together with insurer partners. The insurance products we offer on our online platform are underwritten by our insurer partners. Our platform offered approximately 788 insurance products in 2023, including approximately 480 life and health insurance products, and approximately 308 property & casualty insurance products.

Below table sets forth the categories of insurance products we offered and GWP of each category in 2021, 2022 and 2023:

Type of Insurance Products	Sub-Category	GWP in 2021 (in RMB million)	GWP in 2022 (in RMB million)	GWP in 2023 (in RMB million)
Life and Health Insurance Products	Life insurance products and annuity insurance products	2,186.4	2,131.6	3,441.3
	Long-term health insurance products	2,617.1	2,440.9	1,914.8
	Short-term health insurance products	38.6	108.9	51.9
Property & casualty insurance products		176.1	226.5	392.9

Life and Health Insurance Products

The life and health insurance products listed on our platform include life insurance products, annuity insurance products, long-term health insurance products and short-term health insurance products. Our dedicated product design team with strong actuarial background design and develop tailor-made life and health insurance products to cater to client’s personal protection needs. In 2021, 2022 and 2023, we offered approximately 424, 356 and 480 life and health insurance products, respectively. In 2023, the GWP we facilitated from our tailor-made life and health insurance products accounted for 54.5% of total GWP of our life and health insurance products we facilitated.

(1) Life Insurance Products

We offer term life insurance products, whole life insurance products and annuity insurance products on our platform. The term life insurance products we offer provide life insurance for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined period, generally ranging from 5 to 20 years. In 2023, popular term life insurance products on our platform included Ding Hai Zhu No.3 (定海柱3号), a term life insurance product customized to meet the comprehensive protection needs of the younger generation.

The whole life insurance products we offer provide life insurance for the insured’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from 5 to 20 years, or until the insured reaches a certain age. The face amount of the policy is paid upon the death of the insured. In 2023, whole life insurance products offered on our online platform included Jin Man Yi Zu No.3 (金满意足3号), a customized whole life insurance product, which offers an option of converting the policy between single and joint insurance, providing flexibility to meet customers’ pension planning needs.

(2) Annuity Insurance Products

The annuity insurance products we offer pay annuity to the insured according to the time period as specified in the insurance policy and the amount received during the policy term. In 2023, we partnered with Hongkang Life Insurance Co., Ltd. to launch the “Jin Man Yi Zu No.5” (金满意足5号), a customized retirement annuity insurance product. This new addition to our “Jin Man Yi Zu” series combines family wealth management with retirement planning.

(3) Long-term Health Insurance Products

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

Taking advantage of our actuarial capabilities and our expertise in long-term health insurance products, we analyze clients’ potential insurance needs and design tailor-made insurance products accordingly. For a given new product idea, we build a model, conduct actuarial analysis, draw a preliminary price range, and proactively reach out to our insurer partners to discuss such product. After the cooperating insurer partner determines the final terms of the product, it files the product with the China Banking and Insurance Regulatory Commission and then launch the product on our platform. The product design and development process typically takes approximately three months. Popular long-term health insurance products we designed and developed in 2023 included Guardian Critical Care No.6 (守卫者6号), a customized multiple-benefit critical illness insurance product, and Darwin Critical Care No.8 – Advanced (达尔文8号领航版), the latest customized critical illness insurance product in the “Darwin Critical Care” series, which provides extensive coverage for 120 critical, 20 moderate and 40 mild illnesses.

(4) Short-term Health Insurance Products

Short-term health insurance products we offer provide illness and disease insurance protections and medical benefits during a period that is usually shorter than one year from the effective date of the policy. Popular health insurance products on our platform in 2023 included Xiao Yi Xian No.2 (小医仙2号医疗险), a medical insurance product.

Property & Casualty Insurance Products

The property & casualty insurance products we distribute include travel insurance products, individual casualty insurance products and corporate liability insurance. In 2021, 2022 and 2023, we offered approximately 653, 314 and 308 property & casualty insurance products respectively.

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

We typically enter into cooperative agreements for an initial term of three years with our user traffic channels, some of which can be renewed for another year with the consent of both parties. Pursuant to the terms of such cooperative agreements, we integrate our user traffic channels’ platforms with our online platform to allow users guided from our user traffic channels to purchase insurance policies, make insurance payments and enjoy other client services we provide on our platform. User traffic channels post insurance related contents that have been approved by us, and promote the insurance products we offer on our platform in accordance with applicable laws. We pay our user traffic channels service fees, typically as a certain percentage of the first year premiums of the transactions completed with clients they attract to our platform. Such service fee rate is set case-by-case based on our negotiation with each user traffic channel, taking into account our relationship with the respective user traffic channel, and its historical and expected contribution to our insurance sales. As we negotiate with each user traffic channel on a case-by-case basis, we are unable to provide a specific range for service fee percentages.

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

Our Technology Development Team

Our technology development personnel have extensive experience with leading internet and mobile commerce technology companies, and focus on the following that support our long-term business growth:

•	maintaining and strengthening all of our platform and application system;

•	ensuring our technology system is well established, reviewed, tested and continually strengthened; and

•	actively participating in the industry seminars and exploring cutting-edge technologies.

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of trademark and trade secret law as well as confidentiality, invention assignment and non-compete agreements with our employees and other business partners to protect our proprietary rights.

As of December 31, 2023, we held 11 patents and 24 on-going patent registrations in China. We had registered 615 trademarks with the Trademark Office of the State Administration for Market Regulation in China, including our company’s Chinese name “Huize (慧择),” 14 trademarks in Hong Kong and three trademarks in the United States. We had registered 143 computer software copyrights registered with the PRC National Copyright Administration. We had 58 registered domain names, including our main website. In addition to the foregoing protections, we generally limit access to and use of our proprietary and other confidential information through the use of internal and external controls.

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

Regulatory Compliance

We have designed and adopted strict internal procedures to ensure compliance to our business operations with all applicable laws and regulations and have established a code of conduct to regulate employees’ behavior and activities. In addition, we continually review the implementation of our risk-management policies and measures to ensure our policies and implementation are effective and sufficient.

We work closely with the government agencies that have jurisdiction over our business. We maintain frequent communications with government agencies before implementing new business initiatives or when regulatory uncertainties arise as new laws or regulations are promulgated. We actively provide our inputs on proposed regulations that are subject to public comments. We are often invited to comment on proposed regulations by government authorities during the comment solicitation process.

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

Insurance Product-oriented Risk Management

Fraud Prevention

Our fraud prevention system uses a multi-faceted detection process to identify both individual and collusive frauds. We use our existing fraud databases, including credit blacklists we maintain, as well as continually update our fraud database with new information from similar insurance clients to improve the effectiveness of our fraud detection.

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

Claim Management

Through providing services to facilitate claim settlement for our insurance clients, we have collected a large volume of data. By utilizing this data, we continually optimize our risk management models and further enhance our claim management capabilities.

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

•	our capability of designing and developing tailor-made insurance products;

•	our robust client acquisition channels and efficient client conversion capabilities;

•	our ability to provide best-in-class insurance client service and experience online; and

•	our well-established business relationship with insurer partners continually reinforced by our exceptional risk management capabilities.

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

Regulations

The Company Law of the PRC

On December 29, 1993, the Standing Committee of the National People’s Congress promulgated the Company Law of the PRC, which came into effect on July 1, 1994 and was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and December 29, 2023. The latest amendments will become effective on July 1, 2024. The Company Law of the PRC provides that companies established in China may take the form of limited liability company or a company limited by shares. Each company has the status of a legal person and owns its assets in its own name. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

Regulations on Foreign Investment

The Foreign Investment Law of the PRC was formally adopted by the 2nd session of the thirteenth National People’s Congress on March 15, 2019 and became effective on January 1, 2020. The Foreign Investment Law was formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative procedures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields. Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. In carrying out business activities, foreign-invested enterprises shall comply with applicable provisions on labor protection, social insurance, tax, accounting, foreign exchange and other matters stipulated in laws and regulations.

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020, and it further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their original forms as of January 1, 2025, the market regulation departments will not process other registration matters for the enterprises, and may disclose their information to the public.

On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly issued the Measures for Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the State Administration for Market Regulation. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with these measures. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the information will be shared by the competent market regulation department to the competent commercial department, and does not require such foreign-invested enterprise to submit the reports separately.

On December 19, 2020, the National Development and Reform Commission and the Ministry of Commerce promulgated the Measures for Security Review of Foreign Investment, which came into effect on January 18, 2021. The Foreign Investment Security Review Mechanism in charge of organization, coordination and guidance of foreign investment security review is thereunder established. A working mechanism office shall be established under the National Development and Reform Commission, and be jointly led by the National Development and Reform Commission and the Ministry of Commerce to undertake routine work on the security review of foreign investment. According to the Foreign Investment Security Review Mechanism, foreign investment activities that fall within the ambit of the new measures or obtain actual control over the target enterprises covered by the new measures shall take the initiative to make a declaration to the working mechanism office prior to making any investments. Such activities include important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields that concern national security.

Foreign Investment Industrial Policy

Investments in the PRC by foreign investors are regulated by the Catalog for the Guidance of Foreign Investment Industries. On February 11, 2002, the State Council promulgated the Provisions for Guiding the Foreign Investments Direction. Pursuant to the Provisions for Guiding the Foreign Investments Direction, foreign investment projects are categorized as encouraged, permitted, restricted and prohibited. Foreign investment projects that are categorized as encouraged, restricted and prohibited are listed under the catalogue, and the foreign investment projects that are not categorized as encouraged, restricted, or prohibited are permitted foreign investment projects. Permitted foreign investment projects are not listed under the Industry Catalog for Guiding Foreign Investment.

On December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), which took effect on January 1, 2022. According to the negative list, internet information services fall within the scope of value-added telecommunications services (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers), which are under the “restricted” category.

According to the Announcement of the China Insurance Regulatory Commission on Permitting the Establishment of Wholly Foreign-invested Insurance Brokerage Companies by Foreign Insurance Brokerage Companies, which was promulgated by China Insurance Regulatory Commission (currently known as the China Banking and Insurance Regulatory Commission) on December 11, 2006 and became effective on the same day, in five years following China’s the accession into the WTO, the establishment of WFOE to engage in insurance brokerage services shall be permitted. There shall be no other restrictions except those on the establishment conditions and business scopes. In addition, Circular of the China Banking and Insurance Regulatory Commission on Lifting Limits on the Business Scope of Foreign-invested Insurance Brokerage Companies, which was promulgated by the CBIRC on April 27, 2018 and became effective on the same day, stipulates that foreign-invested insurance brokerage companies that have obtained a license for operating insurance brokerage services upon approval by the insurance regulatory authority may conduct the following insurance brokerage business within the territory of the PRC: (i) design insurance policy plans, select insurers and handle insurance formalities for policy holders; (ii) assist the insured or beneficiaries with insurance claims; (iii) reinsurance brokerage business; (iv) provide principals with services on disaster prevention, loss prevention, risk assessment and risk management consulting; and (v) other business approved by the CBIRC.

In addition, on December 3, 2021, the CBIRC promulgated the Notice of the Relevant Measures for Clarifying the Opening up of the Insurance Intermediary Market for the purposes of opening up the insurance industry and promoting a sound and orderly development of the insurance industry. The notice provides that (i) foreign insurance brokerage companies with solid business operations overseas, if complying with the regulations of the CBIRC, are allowed to establish insurance brokerage companies in China to engage in insurance brokerage business; (ii) specialized insurance intermediaries, including insurance agencies, insurance brokerage companies, and insurance adjustment assessment institutions established in China by foreign insurance corporate groups and foreign-funded insurance corporate groups, are allowed to engage in the insurance intermediary business; and (iii) before engaging in the insurance intermediary business, foreign-invested specialized insurance intermediaries shall, as applicable, fulfill their obligations to file with or obtain approvals, licenses or permits from the authorities, and the provisions of CBIRC on specialized insurance intermediaries shall apply to the business scope and market access standards.

Regulations on Insurance Intermediary Business

Regulatory Authority

In line with the reform program of the State Council released by the National People’s Congress in March 2023, the National Administration of Financial Regulation shall be responsible for regulating the financial industry, excluding the securities industry. The National Administration of Financial Regulation is committed to strengthening institutional regulation, behavioral regulation, functional regulation, penetrative regulation and continual regulation, and is responsible for coordinating the protection of financial consumer rights. It aims to enhance risk management and prevention and disposal, investigates and punishes illegal and irregular behavior in accordance with the law, and serves as a directly affiliated agency of the State Council. On May 18, 2023, the National Administration of Financial Regulation was officially established and has replaced the CBIRC to become the new insurance regulatory body in China.

Regulatory and Legal Framework

The legal framework for monitoring and administering insuring activities within the territory of the PRC is underpinned by laws and regulations including the Insurance Law of the PRC, administrative regulations, departmental provisions and other regulatory documents stipulated in accordance with the Insurance Law.

The Insurance Law of the PRC, effective in 1995 and last amended in 2015, is the most important law in the regulatory and legal framework for the PRC insurance industry. The Insurance Law provides that an insurance broker is an entity that, in the interest of the applicant, provides intermediary services between the applicant and the insurer for the conclusion of an insurance contract and receives a commission in accordance with the laws. An insurance agent shall be an institution or an individual which charge commissions from insurers and operate insurance business on behalf of insurers to the extent authorized by insurers. Insurance agencies include specialized insurance agencies which only operate the insurance agency business and concurrent-business insurance agency insurance agencies which concurrently operate the insurance agency business and other businesses. An insurance broker or insurance agency shall obtain a license for operating insurance brokerage services and a license for operating insurance agent services before it engages in insurance brokerage business or insurance agency business, respectively.

Since the promulgation and implementation of the Insurance Law of the PRC in 1995, the insurance supervision and regulatory authority has promulgated a series of departmental rules and regulations and other regulatory documents pursuant to the Insurance Law, covering almost all aspects of insurance operations. Regarding the establishment of insurance brokers, there are other important laws and regulations besides the Insurance Law, including the Regulatory Provisions on Insurance Brokerages, or the Insurance Brokerages Provisions, which became effective on May 1, 2018. Insurance Brokerages Provisions specify provisions regarding market access, operation rules, exit from market, industry self-discipline, monitoring and inspection and legal obligations for insurance brokers. Regarding the insurance agency business, besides the Insurance Law, insurance agents shall comply with the Regulatory Provisions on Insurance Agents, or the Insurance Agents Provisions, promulgated on November 12, 2020 and became effective on January 1, 2021, which specify provisions regarding market access, office qualifications, practitioners, operation rules, exit from market, market exit, and legal liabilities for insurance agents. Regarding the insurance adjustment assessment business, the Regulatory Provisions on Insurance Adjusters, or the Insurance Adjusters Provisions, which were promulgated on February 1, 2018 and became effective on May 1, 2018, provide provisions on operating conditions, operation rules, market exit, industrial self-regulation and legal liabilities for insurance adjusters.

The Administrative Measures for the Licenses of Banking and Insurance Institutions, which were issued by the CBIRC on April 28, 2021 and took effect from July 1, 2021, stipulate that banking and insurance institutions, including insurance brokerage companies, concurrent-business insurance agencies and other insurance intermediaries, shall, when conducting financial business, legally obtain a business license issued by the administration for market regulation.

On October 28, 2021, the CBIRC promulgated the Measures for the Implementation of Administrative License and Recordation for Insurance Intermediaries, which became effective on February 1, 2022. The CBIRC and its local offices shall, in accordance with the provisions of these measures, implement administrative license and recordation of insurance intermediary business and senior executives.

Establishment and Revocation

(a) Establishment of Insurance Brokers and Acquisition of Qualification for Operating Insurance Brokerage Business

Pursuant to the Insurance Law of the PRC and the Insurance Brokerages Provisions, to operate insurance brokerage business within the territory of the PRC, an insurance brokerage company shall satisfy the requirements stipulated by the insurance regulatory authority under the State Council, and obtain a license to operate insurance brokerage business.

An insurance broker applying for operating insurance brokerage business shall, after obtaining the business license, submit without delay the application materials as required by the insurance regulatory authority under the State Council and disclose the relevant information. An applicant may not carry out the insurance brokerage business until it obtains the license, and it shall register the required information in a regulatory information system as prescribed by the insurance regulatory authority under the State Council in time. In addition, an insurance broker shall have its own business premise and set up a designated account book to record the income and expenditure of the insurance brokerage business. An insurance broker shall open an independent designated account for client funds. The following funds shall only be deposited in the designated account for client funds: (i) insurance premiums paid by policyholders to an insurance company; and (ii) surrender value and pay-outs collected on behalf of policyholders, insured parties and beneficiaries. An insurance broker shall open an independent account for commissions it collects.

To operate insurance brokerage business, an insurance brokerage company shall satisfy the following conditions: (i) its shareholders meet the requirements stipulated in the Insurance Brokerages Provisions, and make capital contribution with true and lawful funds that are owned by them instead of bank loans or funds that are not owned by them in various forms; (ii) its registered capital meets the requirements of Article 10 of the Insurance Brokerages Provisions and the registered capital shall be entrusted in accordance with the applicable provisions of the insurance regulatory authority under the State Council; (iii) its business scope recorded in the business license is in compliance with the applicable provisions of the insurance regulatory authority under the State Council; (iv) its articles of association are in conformity with the applicable provisions; (v) its company name is in conformity with the Insurance Brokerages Provisions; (vi) its senior managers meet the qualification requirements stipulated in the Insurance Brokerages Provisions; (vii) it has established a governance structure and internal control system as stipulated by the insurance regulatory authority under the State Council, and a scientifically and reasonably feasible business mode; (viii) it has a fixed premise in line with its business scale; (ix) it has a business and financial information management system as stipulated by the insurance regulatory authority under the State Council; and (x) other conditions specified by laws and administrative regulations or prescribed the insurance regulatory authority under the State Council.

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

(b) Establishment of Insurance Agents and Acquisition of Qualification for Operating Insurance Agency Business

Pursuant to the Insurance Law of the PRC and the Insurance Agents Provisions, to operate insurance agency business within the territory of the PRC, a specialized insurance agency company shall satisfy the requirements stipulated by the insurance regulatory authority under the State Council and obtain a license for operating insurance agent services.

A specialized insurance agency company applying for operating insurance agency business shall, after obtaining the business license, submit without delay the application materials as required by the insurance regulatory authority under the State Council and disclose the relevant information. An applicant may not carry out the insurance agency business until it obtains the license for operating insurance agent services, and it shall register the required information in a regulatory information system as prescribed by the insurance regulatory authority under the State Council in time. In addition, an insurance agency company shall have its own business premise and set up a designated account book to record the income and expenditure of the insurance agency business. An insurance agency company shall open an independent designated account for client funds.

To operate insurance full-time agency business, a specialized insurance agency company shall satisfy the following conditions: (i) its shareholders meet the requirements stipulated in the Insurance Agents Provisions, and make capital contribution with true and lawful funds that are owned by them instead of bank loans or funds that are not owned by them in various forms; (ii) its registered capital meets the requirements of Article 10 of the Insurance Agents Provisions and the registered capital shall be entrusted in accordance with the applicable provisions of the insurance regulatory authority under the State Council; (iii) its business scope recorded in the business license is in compliance with the applicable provisions of the insurance regulatory authority under the State Council; (iv) its articles of association are in conformity with the applicable provisions; (v) its company name is in conformity with the Insurance Agents Provisions; (vi) its senior managers meet the qualification requirements stipulated in the Insurance Agents Provisions; (vii) it has established a governance structure and internal control system as stipulated by the insurance regulatory authority under the State Council, and a scientifically and reasonably feasible business mode; (viii) it has a fixed premise in line with its business scale; (ix) it has a business and financial information management system as stipulated by the insurance regulatory authority under the State Council; and (x) other conditions specified by laws and administrative regulations or prescribed the insurance regulatory authority under the State Council.

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

(c) Establishment of Insurance Adjusters and Acquisition of Qualification for Operating Insurance Adjustment Assessment Business

Pursuant to the Insurance Adjusters Provisions, to operate insurance adjustment assessment business within the territory of the PRC, insurance adjusters shall satisfy the requirements as prescribed in the Asset Appraisal Law, meet the conditions as prescribed by the insurance regulatory authority under the State Council, and undergo the business recordation formalities with the insurance regulatory authority under the State Council and its local offices.

An insurance adjustment assessment institution to engage in insurance adjustment assessment business, shall, within 30 days from the date of obtaining the business license, undergo the recordation formalities with the insurance regulatory authority under the State Council and its local office through the regulatory information system prescribed by the insurance regulatory authority under the State Council and concurrently submit paper materials as required. To operate insurance adjustment assessment business, an insurance adjustment assessment company shall satisfy the following conditions: (i) its shareholders meet the requirements stipulated in the Insurance Adjusters Provisions and make capital contribution with true and lawful funds that are owned by them instead of bank loans or funds that are not owned by them in various forms; (ii) according to the business development plan, it has the working capital required for routine business operation and assumption of risks. A national institution shall have working capital of RMB2 million and a regional institution shall have working capital of RMB1 million; (iii) the custody of its working capital complies with the applicable provisions issued by the insurance regulatory authority under the State Council; (iv) the business scope recorded in the business license does not exceed the scope as prescribed in Article 43 of the Insurance Adjusters Provisions; (v) its articles of association or partnership agreements comply with the applicable provisions; (vi) its company name is in conformity with the Insurance Adjusters Provisions; (vii) its board chairman, executive director and senior managers meet the qualification requirements stipulated in the Insurance Adjusters Provisions; (viii) it has established a governance structure and internal control system as stipulated by the insurance regulatory authority under the State Council, and a scientifically and reasonably feasible business mode; (ix) it has a fixed premise in line with its business scale; (x) it has a business and financial information management system as stipulated by the insurance regulatory authority under the State Council; and (xi) other conditions specified by laws and administrative regulations or prescribed the insurance regulatory authority under the State Council.

(d) Revocation of Insurance Brokerage Companies

Pursuant to the Insurance Brokerages Provisions, an insurance brokerage company shall exit the insurance brokerage market according to the laws, administrative regulations and other applicable provisions. Where any insurance brokerage company falls under any of the following circumstances, the local branches of the insurance regulatory authority under the State Council shall cancel its license according to the law and announce the cancellation: (i) its license fails to be extended upon expiration; (ii) its license is annulled, revoked or canceled in accordance with the law; (iii) it is terminated in accordance with the law due to dissolution, declaration of bankruptcy or other reasons; or (iv) other circumstances stipulated by laws and administrative regulations. An insurance brokerage company, the license of which has been canceled, shall return the original license in time; if the license cannot be returned, the local branches of the insurance regulatory authority under the State Council shall state as such in the announcement. An insurance brokerage company, the license of which has been canceled, shall terminate its insurance brokerage business, and, within fifteen days from the date of license cancellation, make a written report to the industrial and commercial administrative department where its industrial and commercial registration was made. Where the company continues to exist, it shall not engage in insurance brokerage business and shall go through the formalities of business registration for changes in matters such as name, business scope and articles of association in accordance with the law, and ensure that its name does not include the term “insurance brokerage.”

If any branch of an insurance brokerage company is in a disorderly operation and management and is engaged in major unlawful or illegal activities, the insurance brokerage company shall, in accordance with the regulatory requirements of the insurance regulatory authority under the State Council and its local branches, take such measures against the branch as rectification within a specified period, business suspension and cancellation.

Where a licensee obtains a license for operating insurance brokerage services or other administrative licenses through improper means such as deception or bribery, such license shall be revoked by the insurance regulatory authority under the State Council and its local branches, and the licensee shall be given administrative punishments according to the law; the applicant may not apply for the administrative license again within three years.

(e) Revocation of Insurance Agency Companies

Pursuant to the Insurance Agents Provisions, an insurance agency company shall exit the insurance agency market according to the laws, administrative regulations and other applicable regulatory rules. Where an insurance agency company falls under any of the following circumstances, the local branches of the insurance regulatory authority under the State Council shall revoke its license according to the law and announce such decision: (i) its license is annulled, revoked or canceled in accordance with the law; (ii) it is terminated in accordance with the law due to dissolution, declaration of bankruptcy or other reasons; or (iii) other circumstances stipulated by laws and administrative regulations. An insurance agency company, the license of which has been canceled, shall return the original license in time; if the license cannot be returned, the local branches of the insurance regulatory authority under the State Council shall state as such in the announcement. An insurance agency company, the license of which has been canceled, shall terminate its insurance agency business. Where the specialized insurance agency company continues to exist, it shall not engage in insurance agency business and shall go through the formalities of business registration for changes in matters such as name, business scope and articles of association in accordance with the law, and ensure that its name does not include the term “insurance agency.” Where the permit of a concurrent-business insurance agency is revoked by the insurance regulatory authorities pursuant to the law, it shall not reapply for permit within three years; where the permit is canceled pursuant to the law due to any other reason, it shall not reapply for permit within one year. Where a licensee obtains a license for operating insurance agent services or other administrative licenses through improper means such as deception or bribery, such license shall be revoked by the insurance regulatory authority under the State Council and its local branches, and the licensee shall be given administrative punishments according to the law; the applicant may not apply for the administrative license again within three years.

(f) Revocation of Insurance Adjustment Assessment Companies

Pursuant to the Insurance Adjusters Provisions, under any of the following circumstances, an insurance adjuster shall, within five days, cancel the practicing registration of an insurance adjuster: (i) an insurance adjuster is subject to administrative punishment of suspension of practice; (ii) an insurance adjuster terminates practice for other reasons; (iii) an insurance adjuster stops engaging in the insurance adjustment assessment business for close-down, dissolution or other reasons; or (iv) other circumstances as prescribed by laws, administrative regulations, and the provisions issued by the insurance regulatory authority under the State Council.

Where a branch of an insurance adjustment assessment institution has chaos in business operation and management and has any major violation of laws and regulations, the insurance adjuster shall, in accordance with the regulatory requirements of the insurance regulatory authority under the State Council and its local office, take measures such as making rectification within a prescribed time limit, suspending business and cancellation against the branch.

Internal Governance

(a) Corporate Governance in Insurance Intermediary Companies

Pursuant to the Insurance Brokerages Provisions, the Insurance Agents Provisions and the Insurance Adjusters Provisions, an insurance broker shall, an insurance agency or an insurance adjuster, in accordance with the laws, administrative regulations and the CBIRC provisions, establish sound corporate governance structure and systems under the principles of clear responsibilities, strengthened checks and balances and risk management. Moreover, it shall make clear the management and control responsibilities, build a compliance system, focus on self-discipline and strengthen internal accountability to ensure sound operation.

(b) Informatization

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

Insurance intermediary institutions shall, in accordance with regulatory requirements, report regulatory matters and submit regulatory data to the insurance regulatory authority under the State Council and its local counterparts in a timely manner through the information system of insurance intermediary supervision. In addition, Insurance intermediaries shall, including without limitation (i) reasonably determine the security level of information systems in accordance with the national cyber security level protection regulations, perform protections in accordance with the national cyber security level protection related standards, and obtain the corresponding national cyber security level protection certification; (ii) take protective measures for important data to ensure the safety of data in the process of collection, storage, transmission, use, provision, backup, restoration, and destruction, use data legally while strictly preventing data leakage, tampering and damage, and ensure data integrity, confidentiality and availability; (iii) follow the principles of lawfulness, fairness and necessity, comply with applicable national laws and administrative regulations, and comply with national standards related to personal information security when collecting, processing and applying data containing personal information; and (iv) carry out informatization training, information security training and confidentiality education regularly, sign information security and confidentiality agreements with employees, and urge employees to perform information security and confidentiality duties corresponding to their jobs.

(c) Deposit and Professional Liability Insurance

Pursuant to the provisions of the Insurance Law of the PRC, an insurance broker and an insurance agency shall, in accordance with the provisions stipulated by the insurance supervision and control authority under the State Council, make contributions to security deposit or apply for professional liability insurance.

Once the professional liability insurance is procured, an insurance broker and a specialized insurance agency shall ensure that the insurance remains valid. The maximum compensation for each accident under the professional liability insurance procured by an insurance broker or a specialized insurance agency shall be no less than RMB1 million. One-year accumulated maximum compensation shall be no less than RMB10 million and no less than the insurance broker’s or the specialized insurance agency’s income from primary business in the previous year. A concurrent-business insurance agency shall purchase professional liability insurance or make contributions to security deposit in accordance with the rules of the insurance regulatory authority under the State Council.

If an insurance brokerage company and a specialized insurance agency company intends to pay deposit, the deposit shall be paid at 5% of its registered capital; if the insurance brokerage company and the specialized insurance agency company increase the registered capital, the amount of the deposit shall be increased proportionately. An insurance brokerage company and a specialized insurance agency company shall pay the deposit in full. The deposit shall be stored in a designated account in the form of bank deposit to a commercial bank or in any other form approved by the insurance regulatory authority under the State Council.

Under any of the following circumstances, an insurance brokerage company and a specialized insurance agency company may use the deposit: (i) decrease of the registered capital; (ii) cancellation of the license; (iii) taking out of professional liability insurance in conformity with the conditions; or (iv) other circumstances provided for by the insurance regulatory authority under the State Council.

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

(d) Anti-money Laundering

According to the provisions of the Administrative Measures for Anti-money Laundering Agenda in Insurance Industry promulgated by the China Insurance Regulatory Commission on September 13, 2011 and effective on October 1, 2011, insurance brokerage companies and specialized insurance agency company shall, in the light of the real-name system for policies and according to the work principles that client materials are complete, transaction records are available for inspection and circulation of funds is regulated, effectively enhance the internal control level of anti-money laundering. Insurance brokerage companies and specialized insurance agency company shall establish an internal control system for anti-money laundering and prohibit funds which have an illegal source from investing into their equity. The senior management officers of insurance brokerage companies and specialized insurance agency company shall understand laws and regulations on anti-money laundering.

Pursuant to the Notice of Strengthening Anti-money Laundering in Insurance Industry promulgated by the China Insurance Regulatory Commission on August 10, 2010, equity investments in insurance intermediaries and equity structure changes therein should be in line with the requirements on fund sources in anti-money laundering laws and regulations of the PRC.

Newly established insurance intermediaries and branch institutions and those restructured or reformed should meet anti-money laundering criteria specified by the China Insurance Regulatory Commission, including (i) establishment of system for client identity recognition, client identity and transaction record keeping, training and education, auditing, confidentiality, internal control system and operation protocols including those facilitating monitoring and inspection and administrative investigation; (ii) dedicated anti-money laundering posts and job descriptions, manning and training for such posts; and (iii) other requirements according to regulatory provisions.

Business Scope of Insurance Intermediaries

According to the Insurance Brokerages Provisions, an insurance broker when engaging in insurance brokerage business, may not exceed the business scope and business area of the underwriter. An insurance broker may operate all or part of the following businesses: (i) draft insurance plans for policyholders, select insurance companies and process insurance application formalities; (ii) assist insured parties or beneficiaries in making claims; (iii) carry out reinsurance brokerage businesses; (iv) provide disaster prevention or loss prevention or risk evaluation and risk management advisory services to entrusting parties; and/or (v) any other insurance brokerage-related businesses stipulated by the insurance regulatory authority under the State Council. Where the insurance regulatory authority under the State Council otherwise provides for any insurance brokerage business involving coinsurance or underwriting insurance at another locality and master policy, such provisions shall prevail.

An insurance broker and its practitioners may not sell non-insurance financial products, except for non-insurance financial products approved by the financial regulatory authorities. Before selling non-insurance financial products, an insurance broker and its practitioners shall have the necessary qualifications.

According to the Insurance Agents Provisions, a specialized insurance agency when engaging in insurance agency business, may not exceed the business scope and business area of the underwriter. A specialized insurance agency may operate all or part of the following businesses: (i) sell insurance products as an agent; (ii) collect insurance fees as an agent; (iii) conduct loss investigation and claims settlement concerning insurance business; and (iv) any other insurance agency-related businesses stipulated by the insurance regulatory authority under the State Council. An insurance agency shall not engage in insurance agency business beyond the business scope and operating regions of the insurance company on behalf of which it provides agency services, except insurance agency business involving co-insurance outside its business territory, insurance underwritten outside its business territory, or master policies as otherwise prescribed by the insurance regulatory authority under the State Council.

According to the Insurance Adjusters Provision, an insurance adjuster when engaging in insurance adjustment assessment business, may not exceed the business scope and business area of the underwriter. An insurance adjuster may operate all or part of the following businesses: (i) the pre-underwriting and post-underwriting inspection, valuation, and risk assessment of the subject matters of insurance; (ii) the post-claim survey, inspection, loss assessment, and claim settlement in respect of the subject matters of insurance as well as the disposition of their residual value; (iii) risk management consulting; and (iv) other business as prescribed by the insurance regulatory authority under the State Council

Services and Products Provided by Insurance Intermediaries and Their Practitioners

Pursuant to the Basic Service Standards for Insurance Brokers promulgated by the China Insurance Regulatory Commission on January 16, 2013, the service steps and content of insurance brokers for insurance clients (consumers) include but not limited to the establishment of insurance brokerage relationship, risk assessment, preparation of insurance purchase plan, selection of insurance companies for the clients, procedures for taking out insurance policies, services during the insurance period, assistance in claims and complaint settlement.

Pursuant to the Basic Service Standards for Insurance Agencies promulgated by the China Insurance Regulatory Commission on January 16, 2013, the service steps and content of insurance agencies for insurance clients (consumers) include but not limited to sufficient communications with customers to understand their insurance needs, recommendation of insurance products, assistance to customers in their handling of insurance application formalities, offering of preservation service, assistance to customers in their claims, handling of complaints and so forth. An insurance agency shall: (i) make full notification and disclosure when contacting a customer for the first time; provide pre-sale service in a thoughtful and responsible manner; (ii) provide in-sale service in a comprehensive and meticulous manner; (iii) provide after-sale service in a diligent and efficient manner; (iv) assist a customer in claiming for indemnity in an appropriate and timely manner; and (v) handle complaints in a timely and effective manner.

According to the Basic Service Standards for Insurance Assessment Agencies promulgated by the China Insurance Regulatory Commission on January 16, 2013, the steps and contents of insurance assessment services offered by insurance assessment agencies to customers shall include, but not limited to, acceptance of entrustment to establish insurance assessment service relationship, risk assessment for the entrusting parties, survey on the subject matter after the accident, determination of responsibilities and losses, handling of insurance consumers’ complaints and so forth. Insurance assessment agencies shall: (i) make full notification and disclosure when deciding to establish an insurance assessment service relationship; (ii) conduct risk assessment in a professional and prudent manner; (iii) conduct survey in a detailed and timely manner; (iv) determine liabilities and assess losses in a conscientious and impartial manner, and conduct complete communication; and (v) handle complaints in a timely and effective manner.

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

On October 12, 2021, the CBIRC issued the Notice on Further Regulating Matters Concerning Internet Personal Insurance Business, pursuant to which internet personal insurance products include accident insurance, health insurance (except nursing insurance), term life insurance, ordinary life insurance with a policy period of more than ten years (except term life insurance) and ordinary annuity insurance with a policy period of more than ten years, and other personal insurance products stipulated by the insurance regulatory authority under the State Council. Pursuant to the notice, internet personal insurance products that do not meet the requirements thereof are prohibited from being offered online, and public display of, or direction to, hyperlinks to the webpages of placing orders on the internet of such internet personal insurance products are prohibited as well. Insurance intermediaries that conduct internet personal insurance business shall strengthen the system development and have operations and service capabilities that meet the requirements set forth in this Notice. The notice also provides that customer service personnel of insurance intermediaries are not allowed to actively conduct marketing activities with regard to internet personal insurance products, and their compensation shall not be linked to the sales results of internet personal insurance products.

The CBIRC issued the Administrative Measures for the Disclosure of Information on Personal Insurance Products on November 11, 2022 and the Notice on Promulgation of the Information Disclosure Rules for Personal Insurance Products with a Term of More Than One Year on December 30, 2022, both of which took effect on June 30, 2023, comprehensively regulating the sales practices of personal insurance products and further enhancing the transparency of personal insurance products. No insurance intermediary or any of its practitioners may revise information disclosure materials for insurance products sold on an agency basis. The product information disclosure materials used by any insurance intermediary or any of its practitioners shall be consistent with product information disclosure materials of the insurance company.

Qualification Management for Directors, Supervisors and Senior Management Personnel

According to the Insurance Brokerages Provisions and the Insurance Agents Provisions, senior officers of an insurance broker and a specialized insurance agency refer to the following persons: (i) the general manager and deputy general manager of an insurance brokerage company and a specialized insurance agency; (ii) the principals of provincial branch offices; and (iii) other personnel who exercises important authority over the operation and management of the company. Senior officers of an insurance broker and a specialized insurance agency shall obtain the employment qualification approved by the local branches of insurance regulatory authority under the State Council prior to assumption of duty.

Pursuant to the Insurance Brokerages Provisions, any person who falls under any of the following circumstances may not serve as senior officers of an insurance broker and principals of branches other than provincial branch offices: (i) serving as a director, supervisor or senior officer of an insurance company or insurance intermediary whose license has been revoked for not more than three years from the revocation date due to violations of law, and being individually liable or being responsible for leadership for the license revocation; (ii) being a director, supervisor or senior officer of a financial institution whose qualification has been canceled for not more than five years from the date of disqualification due to illegal activities or discipline misconduct; (iii) being prohibited from entering the financial industry for a certain period of time by any financial regulator and the said period is not yet ended; (iv) having been warned or fined by any financial regulator for not more than two years from the date of such warning or fine; (v) being investigated by any judiciary, discipline inspection and supervision departments or financial regulators; (vi) being subject to joint punishments by the state entities and shall be punished in the field of insurance due to serious dishonesty, or being involved in other serious dishonesty records within the recent five years; or (vii) other circumstances specified by laws and administrative regulations and by the insurance regulatory authority under the State Council.

Without the approval of the shareholders’ meeting or the general meeting of shareholders, no senior officers of an insurance broker or principals of branches other than provincial branch offices may work at the same time at any institution with conflict of interest.

Pursuant to the Insurance Agents Provisions, any person who falls under any of the following circumstances shall not be appointed as a senior officer of a specialized insurance agency or the principal of a branch other than the provincial branch company: (i) having no capacity for civil conduct or limited capacity for civil conduct; (ii) having been sentenced to any criminal penalty due to corruption, bribery, encroachment of property, misappropriation of property or disrupting the socialist market order and it is less than five years since the completion of the execution of the penalty; or having been deprived of political rights due to any crime and it is less than five years since the completion of the execution of the penalty; (iii) serving as a director, factory director or manager of a bankrupt and liquidated company or enterprise and being personally responsible for the bankruptcy of such company or enterprise, where not more than three years have elapsed since the completion of the bankruptcy and liquidation; (iv) having served as the legal representative of a company or enterprise whose business license has been revoked or which has been ordered to close down due to a violation of law and being personally liable, and it is less than three years since the date of revocation of the business license; (v) having served as the director, supervisor or senior officer of an insurance company or insurance intermediary whose permit is revoked as a result of violation of laws and being personally liable or having direct leadership liability for the revocation of the permit, and it is less than three years since the date of revocation of the permit; (vi) having served as a director, supervisor or senior officer of a financial institution whose appointment qualifications have been revoked by the financial regulatory authorities due to illegal or disciplinary offense and it is less than five years since the date of revocation of appointment qualifications; (vii) having been barred from the financial industry by the financial regulatory authorities for a certain period of time and such period has not expired yet; (viii) having been warned or fined less than two years by the financial regulatory authorities; (ix) having been investigated by the judicial authorities, disciplinary inspection authorities or financial regulatory authorities; (x) having failed to repay a relatively large amount of personal debt due; (xi) having been identified by the state agencies as a subject of joint punishment for dishonesty and shall be punished in the insurance sector due to a serious dishonest conduct, or having other bad records of serious dishonest conduct within the past five years; or (xii) any other circumstances stipulated by laws, administrative regulations and the provisions of the insurance regulatory authority under the State Council.

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

Qualification Management for Insurance Intermediary Practitioners

Pursuant to the China Insurance Regulatory Commission’s Notice on Relevant Issues Pertaining to Administration of Practitioners with Insurance Intermediaries, which was promulgated and became effective on August 3, 2015, before an insurance intermediary practitioner begins to practice, his/her company shall handle the practicing registration in the insurance intermediary regulatory information system of the insurance regulatory authority under the State Council for him/her, and the qualification certificate shall not be served as necessary condition for administration of practicing registration.

In 2019, the CBIRC deployed and carried out the practice registration and audit work for the practitioners of insurance professional intermediaries. In order to improve the management of employees of insurance professional intermediaries. On May 12, 2020, the CBIRC enacted the Notice of the General Office of the CBIRC on Strengthening the Management of Employees of Insurance Professional Intermediaries, which requires the insurance professional intermediaries to meet the following conditions: (i) fully assuming the responsibility of the management; (ii) strengthening the overall management of employees; (iii) strictly controlling the recruitment, training and integrity management of employees; and (iv) establishing a grading system of sales ability of employees.

On September 20, 2023, the National Administration of Financial Regulation issued the Administrative Measures for Insurance Sales Practices, which came into effect on March 1, 2024 and provide that insurance companies and insurance intermediaries shall complete practicing registration formalities for their insurance salespersons.

Reward and Incentive

Pursuant to the Notice on Strictly Regulating Incentive Measures of Insurance Intermediaries promulgated on November 15, 2010 by the China Insurance Regulatory Commission, professional insurance intermediaries may only implement equity incentive measures for sales personnel of more than two consecutive years of practice experience within such intermediaries, and may not arbitrarily expand the scope of equity incentives for rapid business growth. In implementing incentives, professional insurance intermediaries may not conduct deceptive or misleading promotion for the incentive program, including exaggeration or arbitrarily promising uncertain earning from future listing; may not induce sales personnel to purchase self-insurance or purchase insurance with borrowings for incentives; may not offer client equity in name of incentive as consideration for illicit interests.

According to the Circular on Further Regulating the Incentive Plans of Professional Insurance Intermediary Institutions promulgated by the China Insurance Regulatory Commission on February 28, 2012, all professional insurance intermediary institutions shall not, by way of connecting the equity incentive plan with their listing and exaggerating proceeds brought by their listing and other means, induce any of the general public to become a salesperson, or induce salespersons or clients to buy insurance products which are inconsistent with their actual insurance needs.

Management of Insurance Sales

Pursuant to the Administrative Measures for Insurance Sales Practices, insurance sales practices are divided into three categories based on the stage when the practices are conducted, namely the pre-insurance sales practices, in-process insurance sales practices and post-insurance sales practices. Such division expands the scope of insurance sales practices to include, among others, activities such as creating an environment for the conclusion of insurance contracts, preparing conditions and soliciting insurance contract counterparties. The measures explicitly prohibit any other entities or individuals other than insurance companies, insurance intermediaries or insurance sales personnel from conducting any insurance sales practices. Furthermore, the insurance intermediary shall strengthen its management of all stage of the insurance sales practices. For instance, the insurance sales promotion conducted by insurance intermediaries shall not exceed in form and substance the business scope specified in their business permits. Insurance intermediaries shall not enter into insurance contracts with policyholders using forced tying, default checkboxes on its information systems or web pages. Furthermore, an archives management system shall be established by insurance intermediaries to properly preserve business files, accounting books, personnel files, insurance materials as well as audio-visual materials and other archival materials generated through retrospective management. When an insurance company or insurance intermediary sells a new type of life and health insurance product, it shall remind the insurance applicant of the uncertainty of insurance policy benefits and accurately and comprehensively remind the insurance applicant of the relevant risks; where laws, administrative regulations and regulatory provisions require an assessment of the insurance applicant’s risk tolerance, the insurance company or insurance intermediary shall carry out such assessment and sell appropriate insurance products based on the assessment results.

Regulations on Internet

Internet Business

Pursuant to the Administrative Measures for Internet Information Service, which were released by the State Council on September 25, 2000 and amended on January 8, 2011, and the Administration Measures for Not-for-profit Online Information Service Registration, which were released by the Ministry of Information Industry (currently known as the Ministry of Industry and Information Technology) on February 8, 2005 and became effective on March 20, 2005, internet information service is classified into for-profit and not-for-profit categories. For-profit internet information service refers to service activities of compensated provision to online users through the internet of information or website production. Not-for-profit internet information service refers to service activities of non-compensated provision to online subscribers through the internet of information that is in the public domain and openly accessible. The national government has installed permit system for for-profit internet information service and filing system for not-for-profit internet information service. Not-for-profit internet information service within the territory of the PRC should file for registration with telecommunication administration authority of the province in which it is located. Not-for-profit internet information service provider should log onto the registration management system of the Ministry of Information Industry at designated time each year to go through the annual verification procedures.

Online Insurance Business

In December 2020, the CBIRC promulgated the Regulatory Measures for Online Insurance Business, which set the standards of services, business, operations and sale of online insurance.

Pursuant to the Regulatory Measures for Online Insurance Business, insurance institutions that conduct internet insurance services shall, among other requirements: (i) locate the online insurance service access in the People’s Republic of China; (ii) set up the information management system and core business system to support the operation of online insurance business; (iii) establish solid network security monitoring, notification, emergency disposal, and network security protection methods; (iv) file the network security classification; (v) have IT systems equipped with insurance sales or insurance application functions that are certified as Safety Level III Computer Information Systems; (vi) establish legal and compliant marketing model and service system; (vi) establish online insurance business management department with corresponding professional staffs; and (vii) use professional insurance intermediaries that are national institutions. The Regulatory Measures for Online Insurance Business require online insurance transactions to be conducted through online surfaces operated by insurance institutions only. An insurance institution that conducts online insurance business shall (i) build an official website, specifying specific information in a prominent position on the online platform that it operates for online insurance business operation, creating pages for transactions and displaying the details of internet insurance products according to the measures and other applicable rules; and (ii) sell internet insurance products or provide insurance brokerage and insurance loss adjustment services via its own online platform or via online platforms that other insurance institutions operate, and the insurance application page shall belong to its own online platform. In addition, no insurance institution may, in internet insurance sales or brokerage activities, pay commission or labor remuneration directly or in a disguised way to any person who has not yet carried out practice registration with the institution.

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

According to the Notice of the CBIRC on Regulating the Traceability Management of Internet Insurance Sales, insurance institutions are only allowed to sell commercial insurance products on their own online platform, and they shall implement retrospective management of internet insurance sales. Insurance institutions shall record and keep operation track of each applicant and insured on the sales page. The operation track shall include the time whenever an applicant or insured click on, enter, fill in, or leave the sales page as well as any other relevant contents. Insurance institutions that are still unqualified after the notice comes into force shall immediately suspend the online insurance sales business.

Third Party Information Protection

Protection Provisions on the Technical Measures for the Protection of the Security of the Internet, which were promulgated by the Ministry of Public Security and became effective on March 1, 2006, provide initial requirements on supervising the security of internet information. The providers of the internet services and entity users of the network shall establish a corresponding management system. The information as registered by users shall not be publicized or divulged without the approval of the users, unless it is otherwise specified by any law or administrative regulation. The providers of the internet services and entity users of the network shall adopt technical measures for the protection of the internet security according to law and shall not take technical measures to injure the users’ freedom and confidentiality of communication under the pretext of protecting the security of the internet.

Provisions on Protecting the Personal Information of Telecommunications and Internet Users, which were promulgated by the Ministry of Industry and Information Technology on July 16, 2013 and became effective on September 1, 2013, further improve the personal information protection system of telecommunications and internet industries and specify the scope and obligation subjects of personal information protection of telecommunications and internet users, rules on collection and use of users’ personal information by telecommunications service operators and providers of internet information services and agent management and information security guarantee measures. The providers of the internet services and entity users of the network shall establish a corresponding administration system. The information as registered by users shall not be publicized or divulged without the approval of the users, unless as otherwise compelled by any law or administrative regulation.

According to the Network Security Law of the PRC promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and effective on June 1, 2017, network service providers, in their business operation and provision of services, must observe laws and regulations and perform the obligation of ensuring network security, effectively respond to cybersecurity incidents, prevent illegal activities, and maintain the integrity, confidentiality and availability of network data.

Pursuant to the Notice of CBIRC on Regulating the Traceability Management of Internet Insurance Sales, when insurance institutions carry out internet insurance sales activities that can be traced back, they shall collect and use consumer information following the principle of legality, and shall not collect unrelated information. In addition, pursuant to the Notice, insurance institutions conduct online insurance business along with the online platforms that they operate shall establish refined cybersecurity monitoring, information notification, emergency disposal working mechanisms as well as other protective means such as refined perimeter protection, intrusion detection, data protection and disaster recovery. The data and information for underwriting used by insurance institutions shall be legally sourced and used.

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

On December 26, 2022, the CBIRC promulgated the Administrative Measures for the Protection of Consumers’ Rights and Interests by banking and Insurance Institutions, which became effective on March 1, 2023, standardizing the operational behavior of banking and insurance institutions and emphasizing the establishment of a long-term mechanism. From the perspective of behavior norms, these measures comprehensively cover the eight basic rights of consumers. Banking and insurance institutions shall include the protection of consumers’ rights and interests in their strategies on corporate governance, corporate culture development and business development, establish and improve systems and mechanisms for the protection of consumers’ rights and interests, and implement the requirements for the protection of consumers’ rights and interests throughout all links of business process. Moreover, banking and insurance institutions shall establish and improve their working mechanisms for complaint handling, their internal assessment mechanism and a normalized and standardized internal audit mechanism for the protection of consumers’ rights and interests.

Regulations on Mobile Internet Applications Information Services

According to the Administrative Provisions on Mobile Internet Applications Information Services, which were promulgated by the Cyberspace Administration of China on June 28, 2016 and amended on June 14, 2022, app providers shall strictly fulfill their responsibilities of information security management, and perform the following duties: (i) conduct real identity information authentication based on mobile phone numbers, identity document numbers or unified social credit codes for users who apply for registration; (ii) be responsible for the results of the presentation of information content, shall not produce or disseminate illegal information, and shall consciously prevent and resist harmful information; (iii) not induce users to download Apps by means of false advertisement, bundled downloads, or other acts, or via machine or manual click farming and comment control, or by using illegal and harmful information; (iv) immediately take remedial measures, promptly notify users and report the same to the competent authorities in accordance with regulations when an app has risks such as security defects and vulnerabilities; (v) perform the obligation of ensuring data security, establish a sound whole-process data security management system, take technical measures to ensure data security and other security measures, strengthen risk monitoring, and shall not endanger national security or public interests, or damage the legitimate rights and interests of others when carrying out app data processing activities; and (vi) formulate and disclose management rules, and sign service agreements with registered users to clarify the rights and obligations of both parties.

Regulations on Information Security

In December 2015, the Standing Committee of the National People’s Congress promulgated the Anti-Terrorism Law of the PRC, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law of the PRC, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services.

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, which took effect on June 1, 2017. In accordance with the Cyber Security Law of the PRC, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

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

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, called for improving the laws and regulations on data security, cross-border data transmission, and confidential information management. The opinions provide that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On December 28, 2021, the CAC and 12 other governmental authorities jointly issued the Measures for Cybersecurity Review, which became effective on February 15, 2022. The operators shall apply with the Cybersecurity Review Office of CAC for a cybersecurity review under the following circumstances: (i) internet platform operators holding over one million individuals’ personal information pursuing a foreign listing, (ii) operators of “critical information infrastructure” that intend to purchase internet products and services that will or may affect national security, and (iii) internet platform operators carrying out data processing that affect or may affect national security. Besides, the Measures for Cybersecurity Review provide that if the authorities consider that certain network products and services, data processing activities and listings in foreign countries affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Measures for Cybersecurity Review also elaborate the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, which were open for public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure. Pursuant to these regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. These regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. These regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, the administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the Ministry of Industry and Information Technology and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products. These provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offenses shall not provide technical support, advertising, payment settlement and other assistance to the offenders. According to these provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. These provisions also ban provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On December 31, 2021, the CAC and three other governmental authorities jointly published the Administrative Provisions on Internet Information Service Algorithm Recommendation, which became effective on March 1, 2022. These administrative provisions implement classification and hierarchical management for algorithm recommendation service providers based on varies criteria, and stipulate, among others, that algorithm recommendation service providers with public opinion attributes or social mobilization capabilities shall file with the CAC within ten business days from the date of providing such services.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer which became effective on September 1, 2022. The measures require that any data processor who processes or exports personal information exceeding a certain volume threshold pursuant to the measures shall, through the local cyberspace administration at the provincial level, apply for a security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) important data will be provided overseas by any data processor; (ii) personal information will be provided overseas by any operator of critical information infrastructure or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) personal information will be provided overseas by any data processor who has provided the personal information of more than 100,000 individuals in aggregate or has provided the sensitive personal information of more than 10,000 individuals in aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks involved in the outbound data transfer. The security assessment of a cross-border data transfer shall focus on assessing the risks that may be brought about by the cross-border data transfer concerning national security, public interests, or the lawful rights and interests of individuals or organizations.

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

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the applicable laws and regulations regarding the protection of state secrets during online information distribution. Specifically, internet companies in the PRC with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

Furthermore, the Provisions on Technological Measures for Internet Security Protection, which were promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection which was promulgated by the PRC National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep records and report to government authorities.

According to the Administrative Measures for Insurance Sales Practices, in collecting and processing the personal information of policyholders, the insured, the beneficiaries and the parties concerned in insurance business practices, insurance companies and insurance intermediaries shall follow the principles of legality, legitimacy, necessity and good faith, and properly keep the information and prevent information leakage; without the consent of such individual, the insurance company, insurance intermediary or insurance salesperson shall not provide the information of such individual to any other person, unless otherwise stipulated by the laws, regulations and rules and the information is necessary for carrying out insurance business. An insurance company or an insurance intermediary shall strengthen its control over other institutions cooperating with it on the collection and processing of the personal information of policyholders, the insured, the beneficiaries and the parties concerned in insurance business practices, specify the information collection and processing requirements for other institutions in the bilateral cooperation agreement, and regularly understand the implementation of the agreement requirements by other institutions. In case of any violation of the agreement requirements by any other institution, the insurance company or the insurance intermediary shall timely take measures to stop such violation and urge correction and hold the institution liable in accordance with the law.

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. The Decision on Strengthening Network Information Protection provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by the Ministry of Industry and Information Technology and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the Cyber Security Law of the PRC, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the collected personal information.

The telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate applicable provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law of the PRC and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by the Ministry of Industry and Information Technology on October 31, 2019. On November 28, 2019, the CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.”

On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The rules specify the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information.

Regulations on Foreign Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules of the PRC. The Foreign Exchange Administration Rules of the PRC were promulgated by the State Council on January 29, 1996, and were subsequently amended on January 14, 1997 and August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless the prior approval by the competent authorities for the administration of foreign exchange is obtained.

Under the Foreign Exchange Administration Rules of the PRC, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE for paying dividends by providing certain evidencing documents (board resolutions, tax certificates, etc.), or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency (subject to a cap approval by SAFE) to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and trading in securities, derivative products abroad are subject to registration with the competent authorities for the administration of foreign exchange and approval or filings with the government authorities (if necessary).

According to the Circular on the Management of Offshore Investment and Financing and Round Trip Investment By Domestic Residents through Special Purpose Vehicles, which was promulgated on July 4, 2014 and became effective on the same day, (i) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or an overseas SPV, that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (ii) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the overseas SPV, including, among other things, a change in the overseas SPV’s PRC resident shareholder, name of the overseas SPV, term of operation, or any increase or reduction of the contributions by the PRC resident, share transfer or swap, and merger or division. Failure to comply with the registration procedures set forth in Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject the PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Pursuant to Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, which was promulgated on February 13, 2015 and amended on December 30, 2019, the initial foreign exchange registration for establishing or taking control of a SPV by domestic residents can be conducted with a qualified bank, instead of the local foreign exchange bureau.

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt, promulgated by SAFE on September 24, 1997, and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the National Development and Reform Commission and the Ministry of Commerce and effective on March 1, 2003, loans by foreign companies to their subsidiaries in the PRC, which accordingly are foreign-invested enterprises, are considered foreign debts.

Pursuant to the Measures for the Administration of Foreign Debt Registration, together with the Guidelines on the Administration of Foreign Debt Registration, issued by SAFE on April 28, 2013 and amended on May 4, 2015, April 26, 2016 and June 9, 2016, the Notice on Matters concerning the Macro Prudential Administration of Full-Covered Cross Border Financing issued by the People’s Bank of China on January 12, 2017, the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing promulgated by the People’s Bank of China and the SAFE on March 12, 2020, the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting Macro-prudential Regulation Parameter for Cross-border Financing of Enterprises promulgated by the People’s Bank of China and the SAFE on January 7, 2021, and the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting Macro-prudential Regulation Parameter for Cross-border Financing in October 2022, the total amount of accumulated foreign debt borrowed by an enterprise is subject to an upper limit of the difference between its registered capital and its total investment amount, or 2.5 times, or the then applicable statutory multiple, of the amount of its audited net assets, at its election, and the foreign-invested enterprise is required to file with SAFE after entering into the foreign debt contract and within at least three business days before drawing any money from the foreign debts.

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

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), which became effective on January 1, 2022. Pursuant to the negative list, if a domestic company engaging in the prohibited business stipulated in the negative list seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

On February 17, 2023, the CSRC issued the Overseas Listing Filing Rules, which took effect on March 31, 2023. According to the Overseas Listing Filing Rules, the overseas offering and listing by a PRC domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year, where any index accounts for more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the main links of business activities carried out in mainland China or the main place of business is in mainland China, or the senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in mainland China. According to the Overseas Listing Filing Rules, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and applicable provisions; (ii) if the intended securities offering and listing may endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (iv) if, the domestic enterprise is under investigation according to law for suspected crimes or major violations of laws and regulations, but no clear conclusions have been reached; (v) if there are material ownership disputes over the equity held by the controlling shareholder, or controlled by the controlling shareholder or the actual controller.

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

On February 24, 2023, the CSRC and several other government authorities released the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises. These provisions provide that, among other things, (i) in the course of overseas issuance and listing of domestic enterprises, domestic enterprises and securities companies and securities service agencies which provide the corresponding services shall strictly comply with the PRC laws and regulations and the requirements of these provisions, strengthen legal awareness of confidentiality of state secrets and archives administration, establish a sound system for confidentiality and archives work, adopt the requisite measures to perform the responsibilities of confidentiality and archives administration, and shall not divulge state secrets and work secrets of state agencies or harm the state and public interests; (ii) to provide accounting records or photocopies of accounting records to entities and individuals such as the securities companies, securities service agencies and overseas regulatory authorities, a domestic enterprise shall perform the corresponding procedures in accordance with the applicable provisions of the state; and (iii) the working papers formed within the territory of China by the securities companies and securities service agencies that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be stored within the territory of China. Those that need to transmit working papers outbound shall go through examination and approval formalities in accordance with the applicable provisions of the state.

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

Copyright

Pursuant to the Copyright Law of the PRC, which was most recently amended on November 11, 2020 and took effect on June 1, 2021, Chinese citizens, legal person or any other organization shall be entitled to copyright of its work by this law whether or not such work is published or not. Copyright covers the following forms of creative works: literature, art, natural science, engineering technology works, writing, narration, music, drama, opera, dance and acrobatic works, fine art and architectural works, photography, audio-visual works, drawings of engineering designs and product designs, maps, illustrations, other graphic works and model works; computer software and other intellectual creations that meet the characteristics of works. Perpetrator infringing on copyright or copyright related rights shall be held liable for actual damages to obligee, and may be fined, and the illegal gains, pirate copies and properties used for illegal activities may be confiscated.

Domain Name

Pursuant to the Internet Domain Name Management Measures released by the Ministry of Industry and Information Technology on August 24, 2017 and effective on November 1, 2017, domain name registration shall be conducted through domain name registration management service institutions, on the basis of “first apply first register,” unless otherwise specified by the implementation rules for a particular domain name. Domain name registration management service institution should enter into individual domain name registration agreement with the applicant. The domain name holder should notify domain name registration management service institution any alteration in registration information other than that of the holder and apply for registration information change within 30 days after the alteration according to alteration recognition method selected at application.

Patents

Pursuant to the Patent Law of the PRC promulgated by the Standing Committee of the National People’s Congress and most recently amended on October 17, 2020 and the Implementation Rules for the Patent Law of the PRC promulgated by the State Council, patents are categorized into invention, utility model and appearance design. The patent right period for invention is 20 years from the date of application, the patent right period for utility model is ten years from the date of application and the patent right period for appearance design is fifteen years from the date of application. The Patent Law of the PRC and its Implementation Rules stipulate that a patentee’s patent right entitlement is protected by law.

Regulations on Tax

Corporate Income Tax

Pursuant to the Enterprise Income Tax Law of the PRC effective on January 1, 2008 and amended on December 29, 2018, and the Implementation Provisions for the Enterprise Income Tax Law of the PRC effective on April 23, 2019, companies are classified into resident companies and non-resident companies. Corporate Income Tax rate is 25%, or 20% for non-resident company which has not set up an organization or an operating site, or its income from established organization or operating side is not connected to such organization or site, judging by the source of its income within the PRC territory. High and new technology companies encouraged by the government shall be accorded with 15% income tax.

Pursuant to the Announcement on Issues Regarding Implementation of Preferential Income Tax Policy for High and New Technology Companies released on June 19, 2017 by the State Administration of Taxation, company qualified as high or new technology company shall enjoy preferential tax from the year indicated on the certificate for high and new technology company, and file for registration with taxation agency of jurisdiction according to applicable provisions. On expiration of the qualification as high and new technology company, income tax shall be temporarily levied pursuant to a preferential tax rate of 15% before renewal of the qualification; if such qualification is not obtained before the end of the year, the difference between the preferential tax rate and the regular tax rate should be paid according to applicable provisions.

Withholding Income Tax

Pursuant to the Arrangement between Mainland and Hong Kong S.A.R. Regarding Avoidance of Double Taxation on Income and Prevention of Tax Evasion agreed between the State Administration of Taxation and Hong Kong S.A.R. on August 21, 2006, and certain conventions implemented as of June 11, 2008, December 20, 2010, December 29, 2015, and December 6, 2019, if Hong Kong resident holds at least 25% of the registered capital of a company in China, the withholding income tax rate applicable to the Chinese company for dividends payable to the Hong Kong resident is 5%. In all other cases, the withholding income tax rate applicable to the Chinese company for dividends payable to the Hong Kong resident is 10%.

Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC last amended on November 19, 2017 and their implementation rules promulgated by the Ministry of Finance and last amended on October 28, 2011, tax payers engaging in sale of goods, provision of processing services, repairs and replacement services, sales of services, intangible assets or real property, or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT.

On November 16, 2011, the Ministry of Finance and the State Administration of Taxation jointly promulgated the Pilot Plan for Levying Value-Added Tax in lieu of Business Tax. Starting from January 1, 2012, the PRC government has been gradually implementing a pilot program in certain provinces and municipalities, to levy a 6% VAT on revenue generated from modern service industries in lieu of the business tax.

The Measures for the Exemption of Value-Added Tax from Cross-Border Taxable Activities in the Collection of Value-Added Tax in Lieu of Business Tax (for Trial Implementation), which were promulgated on May 6, 2016 by the State Administration of Taxation and amended according to the Notice of State Administration of Taxation on Revising Some Normative Documents on Taxation on June 15, 2018, provide that if a domestic enterprise provides cross-border taxable activities such as professional technology services, technology transfer, software service etc., the above mentioned cross-border taxable activities shall be exempted from the VAT.

On March 23, 2016, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular of Full Implementation of Business Tax to Value-added Tax Reform, which confirms that business tax will be completely replaced by the VAT from May 1, 2016.

Pursuant to Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates issued by the Ministry of Finance and State Administration of Taxation on April 4, 2018 and effective on May 1, 2018, the applicable VAT for VAT-taxable sales activities or imported goods are adjusted respectively from 17% and 11% to 16% and 10%.

Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform issued by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on March 20, 2019 and effective on April 1, 2019, with respect to VAT taxable sales or imported goods of a VAT general taxpayer, where the VAT rate of 16% applies currently, it shall be adjusted to 13%, and the currently applicable VAT rate of 10% shall be adjusted to 9%.

Regulations on Employment and Social Welfare

Employment

The labor laws in China include the Labor Law of the PRC, the Labor Contract Law of the PRC, Interim Provisions on Labor Dispatch, the Social Insurance Law of the PRC, the Provisional Measures for Company Employee Birth Insurance, the Provisional Regulations for the Collection and Payment of Social Insurance Premiums, Regulations on Management of Housing Provident Fund and other laws and regulations released by the governmental authorities from time to time.

Pursuant to the Labor Law of the PRC effective on January 1, 1995 and last amended by the Standing Committee of the National People’s Congress on December 29, 2018, enterprises and institutions must establish and improve work safety and health system, strictly enforce national regulations and standards on work safety and health, and carry out work safety and health education for workers. Working safety and health facilities must meet the national standard. Enterprises and institutions must provide workers with working safety and health conditions that satisfy national provisions on labor protection.

Pursuant to the Labor Contract Law of the PRC effective on January 1, 2008 and amended by the Standing Committee of the National People’s Congress on December 28, 2012, enterprise or organization which will establish or has established employment relationship with workers should make it official with written employment contract. No enterprise or institution may force workers to work overtime, and employer should pay over-time fee to workers in line with applicable national provisions.

Pursuant to the Interim Provisions on Labor Dispatch, which were issued by the Ministry of Human Resources and Social Security on January 24, 2014 and came into effect on March 1, 2014, and the Labor Contract Law of the PRC, employers may only employ dispatched workers in temporary, auxiliary or substitutable positions and the number of which shall not exceed 10% of the total number of its employees. If the employer violates the labor dispatch regulations, the labor administrative department shall order it to make rectifications within a time limit; if it fails to make rectifications within the time limit, penalties shall be imposed for more than RMB5,000 and less than RMB10,000 per person.

Social Insurance and Housing Provision

Pursuant to the Social Insurance Law of the PRC, which came into effect on July 1, 2011 and was amended by the Standing Committee of the National People’s Congress on December 29, 2018, and other applicable laws and regulations, employers should purchase social insurance policies for their employees, including basic pension policy, basic medical insurance policy, unemployment insurance policy, maternity insurance policy and work-related injury insurance policy. If an employer fails to make timely and full payment for social insurance for its employees, it shall be demanded by the competent social security authority to furnish payment plus the late fee within designated time period. If the employer fails to make up for the late fee within designated time period, the administrative authorities shall impose punitive measures on the employer.

Pursuant to the Regulations on Housing Provision which were promulgated in 1999 and amended on March 24, 2002 and March 24, 2019 by the State Council, enterprises should file for housing provision payment registration with the Housing Provision Management Center, and set up housing provision accounts for employees at trusted banks after audited by the Housing Provision Management Center. Enterprises should make timely and full payment for the employee housing provision.

C.	Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries, the VIE and its material subsidiaries as of the date of this annual report:

Huize Holding Limited (Cayman Islands)
100%
Smart Choice Ventures Limited (British Virgin Islands)
100%
Hong Kong Smart Choice Ventures Limited (Hong Kong)
100%
Huize Hong Kong Insurance Broker Limited
100%
Synergy Wealth Management Limited
100%
Outside PRC
Inside PRC
Zhixuan International Management Consulting (Shenzhen) Co., Ltd., or the WFOE
Shenzhen Huiye Tianze Investment Holding Co., Ltd., or the VIE
100%
Huize Insurance Brokerage Co., Ltd.
100%
Shenzhen Huize Shidai Technology Co., Ltd.
100%
Shenzhen Huize Business Management Co., Ltd.
100%
Huize (Chengdu) Internet Technology Co., Ltd.
100%
Shenzhen Zhixuan Wealth Investment Management Co., Ltd.
100%
Shenzhen Detong Insurance Agency Co., Ltd.
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

Equity Pledge Agreement. On June 6, 2019, our WFOE entered into an equity pledge agreement with the VIE and its shareholders. Pursuant to the equity pledge agreement, the shareholders of the VIE have pledged the 100% equity interests in the VIE to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive business cooperation agreement, exclusive option and equity custody agreement and power of attorney, or together referred to as the “Cooperation Agreements.” In the event of a breach by the VIE or any of its shareholders of contractual obligations under the Cooperation Agreements or the equity pledge agreement, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. The VIE and its shareholders also undertake that, without the prior written consent of our WFOE, the shareholders of the VIE will not dispose of, create or allow any encumbrance on the pledged equity interests. The equity pledge agreement will remain effective until the earlier of (i) the date on which all obligations secured have been fully paid; or (ii) the date on which the pledgors transfer all equity interests in Huiye Tianze and our WFOE is entitled to operate our business as permitted under applicable PRC law. As of the date of this annual report, we have completed the registration of such equity pledges with the governmental authority.

Agreement that Allows us to Receive Economic Benefits from the VIE

Exclusive Business Cooperation Agreement. On June 6, 2019, our WFOE, the VIE and its shareholders entered into an exclusive business cooperation agreement. Pursuant to the exclusive business cooperation agreement, our WFOE has the exclusive right to provide the VIE with comprehensive technology and business support as well as the related consultations services required by the business of the VIE, or to appoint a third party to provide the VIE with such services. The VIE agrees to pay our WFOE a quarterly service fee, which is at our WFOE’s discretion. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement to the extent permitted by applicable PRC law. During the term of the agreements, the VIE shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior written consent of our WFOE. The exclusive business cooperation agreements will remain effective unless our WFOE exercises its exclusive option and is registered as the sole shareholder of the VIE or otherwise terminates the agreement.

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

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to insurance brokerage, insurance agent and the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.	Property, Plants and Equipment

Our corporate headquarter is located in Shenzhen, China. We lease office spaces in Shenzhen, Hefei, Chengdu, Beijing, Shanghai, Guangzhou, Tianjin, Nanjing, Suzhou, Zhengzhou, Xi’an, Hangzhou, Wuhan, Quanzhou, Nanchang, Huhehaote, Changchun, Shijiazhuang and Hong Kong from unrelated third parties under operating lease agreements, and we do not hold any facilities of our own. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information” on page 2 of this annual report. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors affecting China’s online and offline insurance industry, including, among others, (i) China’s overall economic growth, (ii) the increase in per capita disposable income, (iii) regulatory changes, (iv) the rising awareness of insurance and demand for insurance products, and (v) the competitive environment in China. In particular, we operate in a highly regulated industry. The PRC government has not adopted a clear regulatory framework governing the emerging and rapidly evolving online insurance industry, and we expect that the regulatory framework will continue to evolve for some time to come. Regulatory changes will affect the general growth as well as the competitive landscape of the market. Staying in compliance with the regulatory requirements may result in diversion of our management team’s attention and increased operational costs and expenses. Our ability to execute our strategies and make adjustments when necessary in a cost-efficient manner in the changing regulatory environment is key to our future growth. Unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company-specific factors, including the following major factors:

Offering of a Distinguishable and Popular Insurance Product Mix

We primarily generate revenues from earning brokerage income by distributing insurance products underwritten by our insurer partners. We currently distribute two major categories of insurance products on our platform: (i) life and health insurance products, including life insurance products, annuity insurance products, long-term health insurance products and short-term health insurance products; and (ii) property & casualty insurance products, including travel insurance products, individual casualty insurance products and corporate insurance products. Between the two categories, life and health insurance products accounted for 96.5%, 95.4% and 93.2% of the GWP we facilitated in 2021, 2022 and 2023, respectively.

The insurance brokerage commission fees we charge are typically based on a percentage of the premiums paid by our insurance clients. Most life and health insurance policies we sell require periodic payment of premiums, typically annually, during a pre-determined payment period, generally ranging from 3 to 30 years. For such insurance policies we sell, insurer partners pay us a first-year commission based on a percentage of the first-year premiums, and subsequent commissions based on a smaller percentage of the renewal premiums paid by the insurance clients in the subsequent one to four years. Therefore, we rely on life and health insurance products to bring us a steady flow of brokerage income during the payment period of the first two to five years, so long as the insurance clients meet their payment commitments. Moreover, the commission fee rates our insurer partners pay us for the life and health insurance products are generally higher than those of property & casualty insurance products.

We believe that with the rising insurance awareness in China, insurance clients favor customized insurance products that cater to their personalized protection needs. To address such needs, we cooperate with our insurer partners to design and develop tailor-made insurance products, which contribute significantly to the GWP we facilitate, and further, to our revenues from commission fees. In 2023, approximately 52.4% of the GWP facilitated through our platform was contributed by tailor-made insurance products that we developed together with our insurer partners.

Expansion of Our Insurance Client Base

Although we generate our revenues primarily from fees that we charge our insurer partners, their demand for our brokerage services largely depends on our ability to help them reach and sell insurance products to insurance clients. Therefore, the size and composition of our insurance client base on our platform significantly affect our revenues and results of operations. We need to maintain a large and loyal client base with an emphasis on the younger generation who can bring us stable, long-term revenues. We maintain various client acquisition channels. To acquire direct client traffic, we conduct product marketing, user education and brand advertising. We also invest in our insurance consulting capabilities to improve client conversion rate. In addition, we partner with a large number of user traffic channels which have considerable influence over their users’ insurance purchase decisions, and we pay them service fees for directing client traffic to our platform. We need to continually raise our brand awareness through both our own marketing team and our user traffic channels. We have incurred significant expenses and devoted considerable resources to marketing activities and client acquisition. In order to maintain and improve the operating efficiency of our platform, we should expand our client base efficiently without disproportionately adding our personnel costs. To improve profitability, we need to further enhance our client acquisition efficiency, particularly in accurate advertising and selecting and engaging effective distribution channels leveraging our big data analytics capabilities, in order to expand our client base in a cost-effective manner.

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

Relationship with Our Insurer Partners

As of December 31, 2023, we had contracts in effect with 123 insurer partners, including 76 life and health insurance companies and 47 property & casualty insurance companies. We cooperate with our insurer partners to offer their standard insurance products or to design and develop tailor-made insurance products. We need to keep the growth of our business, brand influence and risk management capabilities so as to strengthen the cooperation with our existing insurer partners while attracting more insurance companies to build cooperative relationships with us. Our growth will also allow us to hold stronger bargaining power and be able to negotiate favorable terms in our business cooperation with insurer partners. We plan to further diversify and expand the number of insurer partners we work with to manage any potential concentration risk. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 78.4%, 56.5% and 57.4% of our total operating revenue in 2021, 2022 and 2023, respectively. We plan to adjust the structure of insurer partners we work with to an extent that is suitable for our long-term growth, while exposes us to limited concentration risk.

Furthermore, we need to ensure the quality of services we provide to insurer partners, including system integration, product design and development services, and risk management solutions to maintain their incentive to keep cooperating with us. We need to provide insurance clients with a smooth insurance experience through our platform by offering a series of client services, including, among others, consulting service, intelligent underwriting service and claim application and settlement service. Client satisfaction and positive feedback from our insurance clients encourage our insurer partners to maintain and expand their cooperation with us.

Key Operating Metrics

We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The principal operating metrics we consider are set forth in the table below:

	2021	2022	2023
GWP facilitated (million RMB)	5,018.2	4,907.9	5,800.9
First year premiums (million RMB)	3,123.8	1,846.6	2,621.7
Renewal premiums (million RMB)	1,894.4	3,061.3	3,179.2

Key Components of Our Results of Operations

Revenues

Our revenues are derived from providing insurance brokerage services to our insurer partners, and are comprised of brokerage income and other income. The following table sets forth the components of our revenues by amounts and percentages of our total operating revenue for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenue:
Life and health insurance business	2,170,767	96.7	1,046,469	90.3	1,043,497	146,973	87.2
Property & casualty insurance business	61,486	2.7	62,183	5.4	101,036	14,231	8.5

Brokerage income	2,232,253	99.4	1,108,652	95.7	1,144,533	161,204	95.7
Other income	12,763	0.6	49,256	4.3	51,019	7,186	4.3

Total operating revenue	2,245,016	100.0	1,157,908	100.0	1,195,552	168,390	100.0

Brokerage income. We derive brokerage income from commission fees generated from facilitating sales of insurance products underwritten by our insurer partners through our platform. We facilitate sales of two major types of insurance products on our platform: (i) life and health insurance products, including long-term health insurance products, short-term health insurance products, annuity insurance products; and (ii) property & casualty insurance products, including travel insurance products, individual casualty insurance products and corporate insurance products.

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

Commission fees earned from life and health insurance products have been our primary source of revenues in recent years. Commission fees earned from life and health insurance products accounted for 97.2%, 94.4% and 91.2% of our total brokerage income in 2021, 2022 and 2023, respectively. As we plan to enhance our focus on life and health insurance products, particularly long-term health insurance products and further improve our product design capabilities, we expect life and health insurance products to continue to be a major contributor to our revenues.

Other income. Other income primarily consists of service fees for consulting services, service fees from providing marketing services to our insurer partners, and service fees from providing technology services to our insurer partners. We provide consulting services before selling insurance products to the insured.

Operating Costs and Expenses

Operating costs and expenses consist primarily of cost of revenue, selling expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total operating cost and expenses for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Cost of revenue	(1,688,087)	(71.5)	(706,009)	(58.7)	(729,068)	(102,686)	(63.7)
Other cost	(2,670)	(0.1)	(28,282)	(2.4)	(19,938)	(2,808)	(1.7)

Total operating costs	(1,690,757)	(71.6)	(734,291)	(61.1)	(749,006)	(105,494)	(65.4)
Selling expenses	(350,573)	(14.9)	(231,664)	(19.3)	(204,261)	(28,770)	(17.8)
General and administrative expenses	(197,619)	(8.4)	(154,715)	(12.9)	(119,404)	(16,818)	(10.5)
Research and development expenses	(120,478)	(5.1)	(80,911)	(6.7)	(71,842)	(10,119)	(6.3)

Total operating costs and expenses	(2,359,427)	(100.0)	(1,201,581)	(100.0)	(1,144,513)	(161,201)	(100.0)

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

Other cost. Our other cost primarily consists of project expenses of our technology service business and non-labor cost for our business, such as office leasing cost. We expect our other cost to be stable in the foreseeable future as we plan to control our non-labor cost.

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

General and administrative expenses. Our general and administrative expenses primarily consist of (i) payroll and related expenses for employees involved in general corporate functions and costs associated with the use of facilities and equipment by these functions, and (ii) professional service expenses, surcharge from value-added tax, office expenses, rental and utilities expenses and share-based compensation expenses. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business.

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
		(in thousands, except for percentages, share and per share data)
Operating revenue:
Brokerage income	2,232,253	99.4	1,108,652	95.7	1,144,533	161,204	95.7
Other income	12,763	0.6	49,256	4.3	51,019	7,186	4.3

Total operating revenue	2,245,016	100.0	1,157,908	100.0	1,195,552	168,390	100.0

Operating costs and expenses:
Cost of revenue(1)	(1,688,087)	(75.2)	(706,009)	(61.0)	(729,068)	(102,686)	(61.0)
Other cost	(2,670)	(0.1)	(28,282)	(2.4)	(19,938)	(2,808)	(1.7)

Total operating costs	(1,690,757)	(75.3)	(734,291)	(63.4)	(749,006)	(105,494)	(62.7)
Selling expenses(1)	(350,573)	(15.6)	(231,664)	(20.0)	(204,261)	(28,770)	(17.0)
General and administrative expenses(1)	(197,619)	(8.8)	(154,715)	(13.4)	(119,404)	(16,818)	(10.0)
Research and development expenses(1)	(120,478)	(5.4)	(80,911)	(7.0)	(71,842)	(10,119)	(6.0)

Total operating costs and expenses	(2,359,427)	(105.1)	(1,201,581)	(103.8)	(1,144,513)	(161,201)	(95.7)

Operating (loss)/profit	(114,411)	(5.1)	(43,673)	(3.8)	51,039	7,189	4.3

Other income/(expenses):
Interest income/(expenses)	(3,206)	(0.1)	(5,062)	(0.4)	2,789	393	0.2
Unrealized exchange income/(loss)	(59)	(0.0)	(79)	(0.0)	(436)	(61)	(0.0)
Investment income/(loss)	(5,328)	(0.2)	(2,216)	(0.2)	(1,656)	(233)	(0.1)
Others, net	12,627	0.5	19,490	1.7	18,401	2,592	1.5

(Loss)/profit before income tax, and share of income of equity method investee	(110,377)	(4.9)	(31,540)	(2.7)	70,137	9,880	5.9
Income tax expense	—	—	—	—	—	—	—
Share of income/(loss) of equity method investee	2,660	0.1	(2,200)	(0.2)	417	59	0.0

Net (loss)/profit	(107,717)	(4.8)	(33,740)	(2.9)	70,554	9,939	5.9

Note:

(1)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
		(in thousands)
Cost of revenue	(387)	11	(7)	(1)
Selling expenses	(475)	1,041	286	40
General and administrative expenses	(665)	9,151	1,997	282
Research and development expenses	(297)	208	(167)	(24)

Total	(1,824)	10,411	2,109	297

Year ended December 31, 2023 compared to year ended December 31, 2022

Operating Revenue

Our total operating revenue increased by 3.3% from RMB1,157.9 million in 2022 to RMB1,195.6 million (US$168.4 million) in 2023, driven by the increase in our brokerage income from RMB1,108.7 million in 2022 to RMB1,144.5 million (US$161.2 million) in 2023. The increase of brokerage income was primarily due to the increase in first year premiums facilitated through our platform from RMB1,846.6 million in 2022 to RMB2,621.7 million (US$369.3 million) in 2023.

Operating cost and expenses

Our total operating cost and expenses decreased by 4.7% from RMB1,201.6 million in 2022 to RMB1,144.5 million (US$161.2 million) in 2023. This decrease was primarily due to the continual improvement in our operational efficiency and the implementation of our focused cost optimization measures in 2023.

Cost of revenue. Our cost of revenue increased by 3.3% from RMB706.0 million in 2022 to RMB729.1 million (US$102.7 million) in 2023, primarily attributable to the increase in channel cost paid to our user traffic channels for our indirect marketing.

Other cost. Our other cost decreased by 29.5% from RMB28.3 million in 2022 to RMB19.9 million (US$2.8 million) in 2023, primarily attributable to the decrease in the project expenses relating to the technology services we provided to our insurer partners.

Selling expenses. Our selling expenses decreased by 11.8% from RMB231.7 million in 2022 to RMB204.3 million (US$28.8 million) in 2023, accounting for 20.0% and 17.1% of the total operating revenue for the respective years. The decrease in the selling expenses was primarily attributable to a decrease in salaries and employment benefits from RMB166.6 million in 2022 to RMB140.0 million (US$19.7 million) in 2023, which was due to a decrease in the number of sales function personnel.

General and administrative expenses. Our general and administrative expenses decreased by 22.8% from RMB154.7 million in 2022 to RMB119.4 million (US$16.8 million) in 2023, accounting for 13.4% and 10.0% of the total operating revenue of the respective years. The decrease was primarily attributable to a decrease in rental and utilities expenses from RMB25.1 million in 2022 to RMB11.5 million (US$1.6 million) in 2023, which was due to a reduction in leased office space and the decrease in share-based compensation from RMB9.1 million in 2022 to RMB2.0 million (US$0.3 million) in 2023.

Research and development expenses. Our research and development expenses decreased by 11.2% from RMB80.9 million in 2022 to RMB71.8 million (US$10.1 million) in 2023, accounting for 7.0% and 6.0% of the total operating revenue for the respective period. The decrease was primarily attributable to the decrease in the number of research and development personnel and the decrease in technology service fees we paid to Xiaoke Huixuan (Shenzhen) Technology Co., Ltd. in 2023.

Operating profit

As a result of the foregoing, we recorded an operating profit of RMB51.0 million (US$7.2 million) in 2023, as compared to an operating loss of RMB43.7 million in 2022.

Other income

We recorded other income of RMB51.0 million (US$7.2 million) in 2023, compared to RMB49.3 million in 2022. This increase was primarily due to the increase in marketing service fees we received from our insurer partners.

Net profit

As a result of the foregoing, we recorded a net profit of RMB70.6 million (US$9.9 million) in 2023, compared to a net loss of RMB33.7 million in 2022.

Year ended December 31, 2022 compared to year ended December 31, 2021

Operating Revenue

Our total operating revenue decreased by 48.4% from RMB2,245.0 million in 2021 to RMB1,157.9 million in 2022. This decrease was driven by the decrease in our brokerage income from RMB2,232.3 million in 2021 to RMB1,108.7 million in 2022.

The decrease of brokerage income was primarily due to the 40.9% decrease in first year premium facilitated through our platform from RMB3,123.8 million in 2021 to RMB1,846.6 million in 2022.

Operating cost and expenses

Our total operating cost and expenses decreased by 49.1% from RMB2,359.4 million in 2021 to RMB1,201.6 million in 2022. This decrease was primarily due to the strategy of improving operational efficiency by executing disciplined cost control measures and implementing our group-wide organizational structure optimization in 2022.

Cost of revenue. Our cost of revenue decreased by 58.2% from RMB1,688.1 million in 2021 to RMB706.0 million in 2022, primarily attributable to the decrease in channel cost paid to our user traffic channels for our indirect marketing.

Other cost. Our other cost increased by 948.1% from RMB2.7 million in 2021 to RMB28.3 million in 2022, primarily attributable to the increase in the project expenses of our technology service business.

Selling expenses. Our selling expenses decreased by 33.9% from RMB350.6 million in 2021 to RMB231.7 million in 2022, accounting for 15.6% and 20.0% of the total operating revenue of the respective year, primarily attributable to the decrease in advertising and marketing expenses, as well as the decrease in the number of personnel of sales function.

General and administrative expenses. Our general and administrative expenses decreased by 21.7% from RMB197.6 million in 2021 to RMB154.7 million in 2022, accounting for 8.8% and 13.4% of the total operating revenue of the respective year, primarily attributable to the decrease in salaries and employment benefits from RMB87.3 million in 2021 to RMB59.5 million in 2022, which was due to a decrease in the number of personnel of general and administrative function, as well as decreased professional service expenses.

Research and development expenses. Our research and development expenses decreased by 32.8% from RMB120.5 million in 2021 to RMB80.9 million in 2022, accounting for 5.4% and 7.0% of the total operating revenue of the respective period, primarily attributable to the decrease in the number of research and development personnel in 2022.

Operating loss

As a result of the foregoing, we recorded an operating loss of RMB43.7 million in 2022, as compared to RMB114.4 million in 2021.

Other income

We recorded other income of RMB49.3 million in 2022, compared to RMB12.8 million in 2021. This increase was primarily due to the increase in technology development service income and consulting service income.

Net loss

As a result of the foregoing, we recorded a net loss of RMB33.7 million in 2022, compared to RMB107.7 million in 2021.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

Hong Kong

Our subsidiary incorporated in Hong Kong, Hong Kong Smart Choice Ventures Limited, is subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. We did not incur such tax expense in 2021, 2022 or 2023.

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

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

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

Recently issued accounting pronouncements

For a summary of recently issued accounting pronouncements, see Note 2(jj) to the consolidated financial statements of our company pursuant to Item 17 of Part III of this annual report.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
		(in thousands)
Net cash (used in)/provided by operating activities	(175,917)	(85,067)	137,351	19,345
Net cash provided by/(used in) investing activities	(80,926)	(56,286)	(61,023)	(8,594)
Net cash provided by/(used in) financing activities	141,891	(101,133)	(133,555)	(18,811)
Effect of exchange rate changes on cash and cash equivalents	(5,012)	9,587	2,914	410
Net (decrease)/increase in cash and cash equivalents and restricted cash	(119,964)	(232,899)	(54,313)	(7,650)
Cash and cash equivalents and restricted cash at beginning of the year	728,948	608,984	376,085	52,970
Cash and cash equivalents and restricted cash at end of the year	608,984	376,085	321,772	45,320

To date, we have financed our operating and investing activities through cash generated from our operations and from historical financing activities. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months.

Cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash. As of December 31, 2021, 2022 and 2023, our cash and cash equivalents were RMB381.2 million, RMB277.2 million and RMB249.3 million (US$35.1 million), respectively.

Restricted cash. Our restricted cash was RMB227.8 million, RMB98.9 million and RMB72.0 million (US$10.1 million) as of December 31, 2021, 2022 and 2023, respectively. Our restricted cash consists of (i) unremitted net insurance premiums, (ii) pledged deposit and (iii) guarantee deposit. In our capacity as an insurance intermediary, we collect premiums from our insurance clients and remit the premiums to the insurer partner who underwrites the respective insurance product. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by us, and we report the amount of such unremitted net insurance premiums as restricted cash. Unremitted net insurance premiums were RMB126.7 million, RMB30.6 million and RMB42.1 million (US$5.9 million) as of December 31, 2021, 2022 and 2023, respectively. During the year ended December 31, 2022, Hong Kong Smart Choice Ventures Limited, one of our subsidiaries, provided security for the loan of Shenzhen Huize Shidai Technology Co., Ltd., another subsidiary of our, in the form of pledged deposits with a total amount of RMB43.5 million (US$6.1 million), which was transferred to cash and cash equivalents during the year ended December 31, 2023 as a result of the repayment of the loan by Shenzhen Huize Shidai Technology Co., Ltd. We pay guarantee deposit required by CBIRC in order to protect insurance premium appropriation by insurance broker. The amount of guarantee deposit was RMB25.3 million, RMB24.9 million and RMB29.9 million (US$4.2 million) as of December 31, 2021, 2022 and 2023, respectively.

Accounts receivable. Our accounts receivable was RMB777.3 million, RMB250.7 million and RMB178.3 million (US$25.1 million) as of December 31, 2021, 2022 and 2023, respectively. Accounts receivable primarily consists of commission fee receivable.

Account payable. Our account payable primarily consists of service fees to be paid to our user traffic channels. Our accounts payable were RMB680.4 million, RMB262.3 million and RMB211.9 million (US$29.8 million) as of December 31, 2021, 2022 and 2023, respectively. The decrease was primarily due to a decrease of service fees to be paid to our user traffic channels.

Insurance premium payables. Our insurance premium payables was RMB124.0 million, RMB27.6 million and RMB37.5 million (US$5.3 million) as of December 31, 2021, 2022 and 2023, respectively. Our insurance premium payables primarily consist of insurance premiums collected on behalf of our insurer partners but not yet remitted as of the balance sheet dates.

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

As of December 31, 2023, 72.1% of our cash and cash equivalents and restricted cash were held in China, and 72.0% were held by the VIE and denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

Operating Activities

Net cash provided by operating activities in 2023 was RMB137.4 million (US$19.3 million), as compared to a net profit of RMB70.6 million (US$9.9 million) in the same period. The difference was primarily due to a decrease in accounts receivable of RMB75.5 million (US$10.6 million) and a decrease in prepaid expense and other receivables of RMB21.8 million (US$3.1 million), partially offset by an increase in accounts payable of RMB50.7 million (US$7.1 million) and an increase in other payables and accrued expenses of RMB24.9 million (US$3.5 million).

Net cash used in operating activities in 2022 was RMB85.1 million, as compared to a net loss of RMB33.7 million in the same period. The difference was primarily due to an increase in accounts payable of RMB428.6 million, a decrease in insurance premium payables of RMB96.5 million, an increase in contract assets of RMB56.5 million and a decrease in payroll and welfare payable of RMB49.8 million, partially offset by a decrease in accounts receivable of RMB531.0 million and a decrease in prepaid expense and other receivables of RMB22.8 million.

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

Investing Activities

Net cash used in investing activities in 2023 was RMB61.0 million (US$8.6 million), primarily due to purchase of property, equipment and intangible assets of RMB30.5 million (US$4.3 million) and advance to a third party of RMB23.0 million (US$3.2 million).

Net cash used in investing activities in 2022 was RMB56.3 million, primarily due to acquisition of subsidiary of RMB26.0 million, purchase of property, equipment and intangible assets of RMB16.8 million and purchase of long-term investment of RMB10.0 million in 2022.

Net cash used in investing activities in 2021 was RMB80.9 million, primarily due to purchase of property, equipment and intangible assets of RMB38.1 million, purchase of long-term investment of RMB33.6 million and acquisition of subsidiary of RMB14.3 million in 2021.

Financing Activities

Net cash used in financing activities in 2023 was RMB133.6 million (US$18.9 million), primarily due to repayments of borrowings of RMB161.5 million (US$22.7 million), partially offset by proceeds from borrowings of RMB37.0 million (US$5.2 million).

Net cash used in financing activities in 2022 was RMB101.1 million, primarily due to repayments of borrowings of RMB367.5 million, partially offset by proceeds from borrowings of RMB270.2 million.

Net cash provided by financing activities in 2021 was RMB141.9 million, primarily due to proceeds from borrowings of RMB184.0 million, partially offset by repayment of borrowings of RMB40.5 million and cash used in share repurchase of RMB3.0 million.

Capital Expenditures

Our capital expenditures primarily consist of purchases of buildings, computers, office equipment and software. Our capital expenditures were RMB38.1 million, RMB16.8 million and RMB30.5 million (US$4.3 million) in 2021, 2022 and 2023, respectively.

Material Cash Requirements

Our material cash requirements as of December 31, 2023, and any subsequent interim period primarily include our capital expenditures, operating lease obligations, investment commitments, short-term and long-term borrowings.

We will continue to make capital expenditures to meet the expected growth of our business. We do not have material contractual obligations relating to our future capital expenditures.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our office lease agreements in China. The following table sets forth our contractual obligations as of December 31, 2023:

Payment Due by Period As of December 31, 2023 RMB
Operating Lease Obligations
Within one year (including one year)	23,719
One to three years (including three years)	45,021
Thereafter	105,596

Total	174,336

We did not have investment commitments as of December 31, 2023.

Short-term and long-term borrowings represent bank borrowings. As of December 31, 2023, the total amount of our bank borrowings was RMB30.0 million, all of which will mature in 2024.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Cunjun Ma	52	Chairman of the Board of Directors and Chief Executive Officer
Xuchun Luo	54	Director and Vice President
Bin Wei	54	Independent Director
Jun Ge	51	Independent Director
Aaron Xiaolei Hou	50	Independent Director
Li Jiang	53	Chief Operating Officer
Ronald Tam	42	Co-Chief Financial Officer
Minghan Xiao	50	Co-Chief Financial Officer
Hong Zhu	42	General Counsel

Mr. Cunjun Ma is our founder and has been chairman of our board of directors and our chief executive officer since our inception. Mr. Cunjun Ma has over 25 years of insurance related experience, and holds exceptional insurance expertise and insights that have considerably contributed to our fast growth and unique corporate culture. He founded Shenzhen Huize Internet Insurance Agent Co., Ltd. in 2006 and worked as its general manager until June 2011. Prior to that, he worked as the head of a subsidiary of Hua An Property Insurance Co., Ltd. for two years. Prior to that, Mr. Ma worked at the Shenzhen branch of Ping An Property Insurance Co., Ltd. from August 1995 to February 2004. Mr. Ma obtained an MBA degree from Nankai University.

Ms. Xuchun Luo has served as our vise president since April 2024. Ms. Luo has over 15 years of insurance related experience, and 20 years of accounting and financing related experience. Before joining our company, Ms. Luo worked as a department manager in Shenzhen Huize Internet Insurance Agent Co., Ltd. from March 2007 to November 2011. Ms. Luo also worked in Hua An Property Insurance Co., Ltd. for two years. Prior to that, Ms. Luo worked as an accountant in Industrial and Commercial Bank of China for 15 years, and as a department manager in an industrial company for two years. Ms. Luo obtained a specialist’s degree in financial accounting from Jiangxi Radio and Television University in 2001, and a bachelor’s degree in law from The Open University of China in 2009.

Mr. Bin Wei has served as our independent director since February 2020. Mr. Wei has over 26 years of accounting and finance related experience. Mr. Wei has served as an asset management partner of CDH Investments Management (Hong Kong) Limited since April 2019. Prior to that, he served as a partner at Hillhouse Capital Group from April 2018 to March 2019. Prior to that, Mr. Wei worked in China Resources (Holdings) Co., Ltd. for 16 years from 2001 to 2017 in his capacities as director of finance, chief accountant and chief financial officer. From 1996 to 2001, Mr. Wei worked as the head of the accounting department in Nanguang (Group) Co., Ltd. Prior to that, Mr. Wei worked in the Audit Office of the Ministry of Foreign Trade and Economic Cooperation as a civil servant from 1992 to 1996. Mr. Wei serves as directors of various companies listed on Hong Kong Stock Exchange, including Hao Tian International Construction Investment Group Limited (HKSE: 1341) and Honghua Group Limited (HKSE: 00196). Mr. Wei has become qualified as a Chinese CPA since 1993, a Senior Auditor in China since 2003 and a Senior Accountant in China since 2003. Mr. Wei obtained his bachelor’s degree in auditing from Zhongnan University of Finance and Economics in 1992, and his master’s degree in Finance from Jinan University in 2001.

Mr. Jun Ge has served as our independent director since February 2020. Mr. Ge started his career as the engineer at Shanghai Research Institute of Building Sciences in 1993 and worked there for three years. From 1996 to 2015, He worked at China Europe International Business School as the administrative manager, deputy director of the corporate and public affairs department, director of the president office, the secretary general of foundation and the assistant president. Subsequently, he acted as the president of Pudong Innovation Institute and joined Shanghai Advanced Institute of Finance, Shanghai Jiao Tong University as an associate dean in 2017. He also served as the executive director of China Institute for Innovation and Development Strategy from 2018 to 2022. Currently, Mr. Ge is the advisor to chairman of Sun YeFang Economic Science Foundation and a director of Shanghai Guoyan Wealth Management Research Institute. Mr. Ge has been an independent non-executive director of China Mengniu Dairy Co., Ltd. (HKSE: 2319) since December 2021, and an independent director of Shenzhen Aisidi Co., Ltd. (SZSE: 002416) since October 2022. Mr. Ge’s academic expertise includes corporate governance, corporate stakeholder relations, innovation mechanism evaluation and economic development sustainability. Mr. Ge obtained his bachelor’s degree in chemistry from Xiamen University in 1993.

Mr. Aaron Xiaolei Hou has served as our independent director since February 2021. He has nearly 20 years of risk management and capital markets experience. He founded China Springs Capital Co., Ltd. in October 2016, and currently serves as its Chief Executive Officer and Chief Investment Officer. Prior to that, he worked as the Chief Risk Officer of CITIC Securities from 2011 to 2013, and an executive director in the market risk management division at the global headquarter of Goldman Sachs Group in New York from 2007 to 2011. Mr. Hou received his MBA degree in finance and accounting from the University of Rochester in 2000, and a master of science degree in quantitative methods and modeling from Baruch College of the City University of New York in 2003.

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

Mr. Ronald Tam has served as our co-chief financial officer since August 2020. Prior to that, Mr. Tam served as our chief strategy officer from April 2020 to July 2020. Mr. Tam has over 15 years of experience in driving and executing corporate strategy, strategic investments, mergers and acquisitions and capital markets transactions. Prior to joining our company, Mr. Tam served as the chief financial officer of Chong Sing Holdings FinTech Group Limited, a Hong Kong-listed fintech group, from 2016 to 2019, and Vice President of Corporate Finance from 2014 to 2016. Prior to that, Mr. Tam was an executive director and head of general industries investment banking for Greater China at Daiwa Capital Markets Hong Kong Limited from 2011 to 2013. Mr. Tam was a director at Crosby Capital Partners with a focus on private equity and special situations investments from 2010 to 2011. Mr. Tam commenced his career in investment banking at Goldman Sachs (Asia) L.L.C. in Hong Kong from 2002 to 2008 in its Equity Capital Markets and Corporate Finance groups, and advised corporate clients and financial sponsors on equity, equity-linked and M&A transactions across industries in Asia. Mr. Tam graduated magna cum laude with a bachelor of arts degree in economics and computer science from Yale University in 2002, and obtained Finance EMBA from Tsinghua PBC School of Finance in 2023.

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

Ms. Hong Zhu has served as our general counsel since April 2024. As the head of our legal and compliance department, Ms. Zhu is primarily responsible for the overall management of our company’s legal and compliance matters. Ms. Zhu has over 16 years of corporate legal experience and over 10 years of insurance related experience. Prior to joining us, she worked at CIGNA & CMC Life Insurance Co., Ltd. as a legal manager from June 2014 to September 2018. From November 2007 to June 2014, she worked at BYD Company Limited as a legal manager. Prior to that, she worked at Guangdong Zheli Intellectual Property Office Co., Ltd. as an in-house counsel. Ms. Zhu obtained her bachelor’s degree in law from Huazhong University of Science and Technology in 2004, and her master’s degree in international economic law from City University of Hong Kong in 2005.

B.	Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of RMB21 million (US$3 million) in cash to our executive officers, and paid RMB1.4 million (US$0.2 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our WFOE, the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party that we receive and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

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

Third Amended and Restated 2019 Share Incentive Plan

On June 30, 2019, our shareholders and board of directors approved the 2019 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In September 2021, May 2023 and November 2023, respectively, our board of directors approved the amendments to the 2019 Plan to increase the maximum number of Class A common shares that may be issued under the 2019 Plan. Under the currently effective Third Amended and Restated 2019 Plan, the maximum aggregate number of Class A common shares that may be issued is initially 187,559,565, plus an annual increase on June 1 of each of 2024, 2025, 2026 and 2027, by (i) 31,351,400 Class A common shares or (ii) such number of Class A common shares as may be determined by our board of directors.

The following paragraphs summarize the principal terms of the Third Amended and Restated 2019 Plan.

Type of Awards. The Third Amended and Restated 2019 Plan permits the awards of options, restricted shares, restricted share under other types of share incentive awards.

Plan Administration. Our board of directors or a committee of one or more members of the board will administer the Third Amended and Restated 2019 Plan. The committee will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the Third Amended and Restated 2019 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our directors, employees, consultants and members.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of effectiveness of the Third Amended and Restated 2019 Plan.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Third Amended and Restated 2019 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Third Amended and Restated 2019 Plan. At any time and from time to time, the board may terminate, amend or modify the plan; provided, however, that (a) to the extent necessary and desirable to comply with applicable laws or stock exchange rules, the Company shall obtain shareholder approval of any plan amendment in such a manner and to such a degree as required, unless the Company decides to follow home country practice, and (b) unless the Company decides to follow home country practice, shareholder approval is required for any amendment to the plan that (i) increases the number of shares available under the plan, or (ii) permits the committee to extend the term of the plan or the exercise period for an option beyond ten years from the date of grant.

The following table summarizes, as of February 29, 2024, the number of common shares underlying outstanding options and restricted shares that we granted to our directors and executive officers under the Global Plan and the Third Amended and Restated 2019 Plan.

Name	Common Shares Underlying Options and Restricted Shares	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Cunjun Ma	Options: 7,556,701	0.0575	June 30, 2019	June 30, 2029
	Restricted Shares: 14,229,183	0	June 30, 2019
	Options: 3,911,945	0.0575	September 8, 2021	September 8, 2031
	Options: 20,660,000	0.0600	March 14, 2023	March 14, 2033
Xuchun Luo	Options: 802,803	0.0575	June 30, 2019	June 30, 2029
	Restricted Shares: 4,054,612	0	June 30, 2019
	Options: 1,600,000	0.0575	September 8, 2021	September 8, 2031
	Options: 2,200,000	0.0600	March 14, 2023	March 14, 2033
Li Jiang	Options:*	0.0575	June 30, 2019	June 30, 2029
	Restricted Shares: *	0	June 30, 2019
	Options:*	0.0600	March 14, 2023	March 14, 2033
Ronald Tam	Options:*	0.0575	March 9, 2021	June 30, 2029
	Restricted Shares: *	0	March 9, 2021
	Options:*	0.0600	March 14, 2023	March 14, 2033
Minghan Xiao	Options:*	0.0575	June 30, 2019	June 30, 2029
	Restricted Shares: *	0	June 30, 2019
	Options:*	0.0575	September 8, 2021	September 8, 2031
	Options:*	0.0600	March 14, 2023	March 14, 2033
Hong Zhu	Options:*	0.0575	June 30, 2019	June 30, 2029
	Restricted Shares: *	0	June 30, 2019
	Options:*	0.0575	September 8, 2021	September 8, 2031
	Options:*	0.0600	March 14, 2023	March 14, 2033
Other employees	Options: 2,396,349	0.0575	June 30, 2019	June 30, 2029
	Restricted Shares: 2,784,897	0	August 19, 2019
	Options: 5,040,000	0.0575	September 8, 2021	September 8, 2031
	Options: 5,000,000	0.0600	March 14, 2023	March 14, 2033

*	Less than 1% of our total outstanding shares.

As of February 29, 2024, our employees, other than our directors and executive officers, held 2,784,897 restricted shares and options to purchase 5,040,000 Class A common shares with exercise price of US$ 0.0575 per share, under the Global Plan, and options to purchase 7,396,349 Class A common shares, with exercise price of US$0.0575 or US$0.0600 per share, under the Third Amended and Restated 2019 Plan.

C.	Board Practices

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who, to his or her knowledge, is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with our company is required to declare the nature of his or her interest at a meeting of our directors at which the question of entering into the contract or arrangement is first considered. Subject to any separate requirement for audit committee approval, the Nasdaq Global Market rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or arrangement or proposed contract or arrangement notwithstanding that the director may be interested therein, and if the director does so his or her vote shall be counted and the director shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

Board Diversity Matrix (As of February 29, 2024)
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

As of December 31, 2021, 2022 and 2023, we had 1,644, 1,034 and 1,113 employees. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

	As of December 31, 2023
Functions:	Number	% of Total
Insurance consulting	405	36.4
Sales, marketing and training	239	21.5
Client service	132	11.9
Product management	36	3.2
Research and technology	140	12.6
General and administrative	161	14.5

Total	1113	100.0

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares on an as-converted basis as of February 29, 2024, by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 991,905,453 common shares issued and outstanding as of February 29, 2024, including (i) 841,314,246 Class A common shares (excluding 3,619,900 Class A common shares reserved for issuance under our Global Plan and 2019 Plan, and 49,521,900 Class A common shares in the form of ADSs that we repurchased under our share repurchase program); and (ii) 150,591,207 Class B common shares.

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

	Common shares Beneficially Owned
	Class A Common Shares		Class B Common Shares	% of Total Common Shares		% of Aggregate Voting Power†
Directors and Executive Officers**:
Cunjun Ma(1)	162,493,223		150,591,207	30.9		77.4
Xuchun Luo	18,802,105		—	1.9			*
Bin Wei	—		—	—		—
Jun Ge	—		—	—		—
Aaron Xiaolei Hou	—		—	—		—
Li Jiang		*	—		*		*
Ronald Tam		*	—		*		*
Minghan Xiao		*	—		*		*
Hong Zhu		*	—		*		*
All Directors and Executive Officers as a Group	203,120,216		150,591,207	33.6		77.5
Principal Shareholders:
Huidz Holding Limited(1)	—		150,591,207	13.2		72.9
Crov Global Holding Limited(2)	155,928,400		—	15.7		5.0
Wande Weirong Limited(3)	97,125,400		—	9.8		3.1
CDF Capital Insurtech Limited(4)	80,991,300		—	8.2		2.6
Bodyguard Holding Limited(5)	51,396,704		—	5.2		1.7

*	Less than 1% of our total common shares on an as-converted basis outstanding as of February 29, 2024.
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

(1)

Represents (i) 21,798,646 Class A common shares issuable to Mr. Cunjun Ma upon exercise of options within 60 days after February 29, 2024; (ii) 9,321,540 Class A common shares in the form of ADSs held by Mr. Cunjun Ma; (iii) 150,591,207 Class B common shares directly held by Huidz Holding Limited, a company incorporated in British Virgin Islands that is ultimately controlled by QYRT Family Trust, a trust established under the laws of the British Virgin Islands and managed by HSBC International Trustee Limited as the trustee. Mr. Cunjun Ma is the settlor of the trust and his family member(s) are the trust’s beneficiaries. Mr. Cunjun Ma also has sole voting power to 131,373,037 Class A common shares held by other shareholders of our company, including Wande Weirong Limited, CDF Capital Insurtech Limited, Bodyguard Holding Limited, Tian Jin Kun Zhi Enterprise Management Limited, Kaola Technology Limited, Jumi Holding Limited and One Mind Holding Limited.

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

(3)

Based on the statement on Schedule 13G/A filed on February 8, 2024, and information provided by Wande Weirong Limited, represents 97,125,400 Class A common shares in the form of 4,856,270 ADSs held by Wande Weirong Limited, a company incorporated in the British Virgin Islands. Wande Weirong Limited is wholly owned by Jiaxing Weirong Investment Management Partnership (Limited Partnership), whose general partner is Wanrong Times Asset Management (Xuzhou) Co., Ltd. Beijing Wanrong Times Capital Management Co., Ltd. is the controlling shareholder of Wanrong Times Asset Management (Xuzhou) Co., Ltd. Mr. Jun Xiong is the controlling shareholder of Beijing Wanrong Times Capital Management Co., Ltd. Mr. Jun Xiong disclaims beneficial ownership of the shares held by Wande Weirong Limited, except to the extent of his pecuniary interests therein. The registered address of Wande Weirong Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. Wande Weirong Limited has, pursuant to certain irrevocable proxy and power of attorney, delegated the voting power of 5,565,380 Class A common shares to Mr. Cunjun Ma, our chairman and chief executive officer.

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

(5)

Based on the statement on Schedule 13G/A filed on February 8, 2024, represents 48,744,264 Class A common shares directly held by Bodyguard Holding Limited, an ESOP platform for the restricted share award of our company or on behalf of certain director, and 2,652,440 Class A common shares held by Bodyguard Holding Limited in the form of ADSs. The restricted shares are granted to certain directors, management and key employees of our company who are shareholders of Bodyguard Holding Limited. The sole voting power of these Class A common shares has been delegated to Mr. Cunjun Ma. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for details. The address of Bodyguard Holding Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1 110.

To our knowledge, as of February 29, 2024, 617,699,640 of our common shares were held by one record holder in the United States, which was Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

Termination of Obligations

The registration rights set forth above will terminate on the earlier of (i) February 14, 2025, being the date that is five years after the closing our initial public offering, and (ii) with respect to any holder, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act in any ninety-day period.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Transactions with Related Parties

For the years ended December 31, 2021, 2022 and 2023, Xiaoke Huixuan (Shenzhen) Technology Co., Ltd., a company that we have significant influence on, provided technology services to our company. As of December 31, 2023, we had service fee due to Xiaoke Huixuan (Shenzhen) Technology Co., Ltd. of RMB2,000.0 thousand (US$281.7 thousand).

For the year ended December 31, 2023, Huibao Huipei (Shenzhen) Technology Co., Ltd, a company that we have significant influence over, provided user traffic channels service to our company. As of December 31, 2023, we had service fee due to Huibao Huipei (Shenzhen) Technology Co., Ltd. of RMB450.8 thousand (US$63.5 thousand).

As of December 31, 2023, we had RMB383.4 thousand (US$54.0 thousand) due from shareholders, which represented the advance miscellaneous fees of RMB106.5 thousand (US$15.0 thousand) for shareholders, and the advance service fees of RMB276.9 thousand (US$39.0 thousand) for Huibao Huipei (Shenzhen) Technology Co., Ltd, a company that we have significant influence over.

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

Dividend Policy

Our board of directors has discretion as to whether to declare dividends subject to certain requirements of the Companies Act. Our articles of association provide that dividends may be declared and paid out of the profits of our company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the Companies Act, no distribution or dividend may be paid out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our common shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our WFOE to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.”

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

Inspection of Books and Records

The notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies in the Cayman Islands for inspection by any person on payment of a fee. The register of mortgages and charges is open to inspection by creditors and members of the company.

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

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not required to be open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company or special economic zone company.

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

Differences in Corporate Law

The Companies Act (As Revised) is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act (As Revised) and the current Companies Act of England.

In addition, the Companies Act (As Revised) differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act (As Revised) applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act (As Revised) permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act (As Revised) also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, with whom the arrangement is to be made, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

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

The Companies Act (As Revised) also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

•	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	an act which constitute a fraud against the minority where the wrongdoer are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company:

•	a duty to act in good faith in the best interests of the company,

•	a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so),

•	a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and

•	a duty to exercise powers for the purpose for which such powers were intended.

A director of a Cayman Islands company owes to the company a duty of care, diligence and skill. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of all shareholders who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act (As Revised) does not provide shareholders with an express right to put forth any proposal before a general meeting of the shareholders. However, the Companies Act (As Revised) may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the company.

Our currently effective memorandum and articles provide that any one or more shareholders holding not less than forty per cent of all votes attaching to all issued shares of the Company at the date of deposit of the requisition shall at all times have the right, by written requisition to the board of directors or the secretary of the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions relating to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed by an ordinary resolution of shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years.

This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and

(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Shareholders of Cayman Islands exempted companies like us have no general right under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or obtain copies of the list of shareholders of these companies. However, we intend to provide our shareholders with annual reports containing audited financial statements.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.”

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or common shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Huize Holding Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Huize Holding Limited meets all of the conditions above. Huize Holding Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. In the opinion of Commerce & Finance Law Offices, our legal counsel as to PRC law, it is more likely than not that Huize Holding Limited will not be deemed as a PRC resident enterprise for PRC tax purposes. As such, holders of the ADSs and common shares who are not PRC residents likely will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Bulletin 7 and the Circular on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises issued by the State Taxation Administration on October 17, 2017 and amended on June 15, 2018, or SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that acquires and holds our ADSs or common shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare tax on certain net investment income, and minimum tax considerations, backup withholding and information reporting requirements, including pursuant to sections 1471 through 1474 of the Code, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or common shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for minimum tax;

•	persons who acquire their ADSs or common shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or common shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or common shares through such entities;

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, income equivalent to interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Assuming that we are the owner of the VIE (including its subsidiaries) for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2023. No assurance can be given with regard to our PFIC status for the current or any future taxable year because the determination of whether we are or will become a PFIC for any taxable year is a factual determination made annually that will depend, in part, upon the composition and classification of our income, assets and liabilities. It is possible that the IRS may challenge our classification of certain items of income, assets and liabilities, which may result in our company being or becoming a PFIC. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or common shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we are eligible for the benefit of the U.S.-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Global Market will generally be considered to be readily tradable on an established securities market in the United States. Since we do not expect that our common shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. In addition, however, as described above, in January 2024 we received communications from the Nasdaq notifying us that we were not in compliance with certain Nasdaq Global Market continued listing standards, and if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Global Market. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our ADSs.” If our ADSs are delisted from the Nasdaq Global Market and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or common shares may be subject to PRC income tax and will generally be United States source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of a foreign tax credit or deduction in light of their particular circumstances, their eligibility for benefits under the Treaty, and the potential impact of the United States Treasury regulations.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our common shares, are listed on the Nasdaq Global Market, which is a qualified exchange for these purposes. We expect that our ADSs will be considered regularly traded, but no assurances may be given in this regard. However, as described above, in January 2024, we received communications from the Nasdaq notifying us that we were not in compliance with certain Nasdaq Global Market continued listing standards, and if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Global Market. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs.” If our ADSs are delisted from the Nasdaq Global Market and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We have not been exposed to material risks due to changes in market interest rates as the borrowings held by us all bear interest at a fixed interest rate.

Seasonality

We experience seasonality in our business. For example, we generally have more life and health insurance purchase orders in the first quarter of each year. On the other hand, for property & casualty insurance products we offer on our platform, which mostly consist of travel insurance products, we experience more purchase orders in the third quarter, and the first and fourth quarters of each year are the low season for travel insurance products. As we are shifting to a product mix with more life and health insurance products focused, we expect that we will experience stronger influence of seasonality of life and health insurance products compared with property & casualty insurance products. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to fluctuations, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

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

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. For the year ended December 31, 2023, we did not receive reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS MATERIAL

Modifications to the Rights of Security Holders

See “Item 10—Additional Information—B. Memorandum and Articles of Association—Common Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File number: 333-233614) in relation to the initial public offering of 5,250,000 ADSs representing 105,000,000 of our Class A common shares, at an initial offering price of US$10.50 per ADS. Our initial public offering closed in February 2020. Citigroup Global Markets Inc. and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters for our initial public offering. Counting in the ADSs sold upon the partial exercise of the over-allotment option by our underwriters, we offered and sold 5,322,453 ADSs and received net proceeds of approximately US$47.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on February 11, 2020. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of December 31, 2023, we had used approximately 75% of the net proceeds from our initial public offering, or approximately US$35.8 million, among which (i) approximately US$19.1 million was used for investment in technology and big data analytics to further enhance our client acquisition efficiency and risk management capabilities, (ii) approximately US$7.2 million was used for product design and development, and (iii) approximately US$9.5 million was used for general corporate purpose and potential investments. We intend to continue to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and co-chief financial officers, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and co-chief financial officers, assessed the effectiveness of internal control over financial reporting as of December 31, 2023, using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2023, because of the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified in our internal control relates to the lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements.

We have implemented measures to address the material weaknesses, such as conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel. For example, during the year ended December 31, 2023, we arranged formal training sessions related to recent U.S. GAAP development and SEC reporting updates for our accounting and financial reporting personnel. Although the remediation measures were implemented, they will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the previously identified material weakness still existed as of December 31, 2023. We plan to continue to implement measures to remedy the identified material weakness, including: (i) recruiting more financial reporting and accounting personnel who have adequate U.S. GAAP knowledge, (ii) implementing regular and continual U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) planning to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework, and (iv) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements. However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results.”

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

ITEM 16. [RESERVED]

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

	For the Year Ended December 31,
	2022	2023
	(in thousands of RMB)
Audit-related fees(1)	5,250	5,250
Tax fees(2)	150	150
Total	5,400	5,400

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

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, including audit services and tax services described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 16, 2022, our board of directors authorized a share repurchase program under which we were authorized to repurchase up to US$5 million of our outstanding American depositary shares over the next 12 months. As of February 29, 2024, we had used US$1.5 million of the authorized amount.

On March 17, 2023, our board of directors authorized a share repurchase program under which we were authorized to repurchase up to US$5 million of our Class A common shares in the form of American depositary shares over the next 12 months. As of February 29, 2024, we had used US$1.4 million of the authorized amount.

On March 17, 2024, our board of directors authorized a share repurchase program under which we are authorized to repurchase up to US$5 million of our Class A common shares in the form of American depositary shares over the next 12 months, subject to applicable rules under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. We expect to fund repurchases made under this program from our existing cash balance and cash generated from operations.

The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Common Shares Purchased	Average Price Paid Per Common Share (US$)	Total Number of Common Shares Purchased as Part of Share Repurchase Program	Approximate Remaining Authorized Amount (US$, in millions)
January 2023	3,912,580	0.0678	17,010,320	3.9
February 2023	2,925,000	0.0583	19,935,320	3.7
March 2023	2,847,620	0.0680	22,782,940	3.5
April 2023	1,782,600	0.0656	1,782,600	4.9
May 2023	3,403,560	0.0546	5,186,160	4.7
June 2023	5,773,480	0.0633	10,959,640	4.3
July 2023	3,113,100	0.0646	14,072,740	4.1
August 2023	1,798,840	0.0638	15,871,580	4.0
September 2023	1,706,180	0.0557	17,577,760	3.9
October 2023	1,042,120	0.0531	18,619,880	3.9
November 2023	951,480	0.0467	19,571,360	3.8
December 2023	1,076,780	0.0444	20,648,140	3.8
January 2024	1,077,840	0.0383	21,725,980	3.7
February 2024	1,576,120	0.0346	23,302,100	3.6

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

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J. INSIDER TRADING POLICY

Not applicable.

ITEM 16.K. CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cyber threats. This comprehensive system spans multiple security domains, including network, host and application layers. It integrates a range of security capabilities such as threat defense, continuous monitoring, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, ongoing internal and external evaluations of our security measures, a solid incident response framework, and regular online or offline cybersecurity training sessions for our employees. We have deployed a network firewall, an application firewall, intrusion detection systems and the DDoS protection system to detect and prevent network attacks. We have also been equipped with a unified security software to prevent viruses and regularly patch software vulnerabilities. In addition, we have implemented a strong password policy and multi-factor authentication to protect our system from unauthorized access. Our information security department is actively engaged in continuous monitoring of our applications, platforms and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats.

We have engaged with third parties in connection with the processes for assessing, identifying, and managing material risks from cybersecurity threats. Specifically, collaborate with security service providers to conduct regular security audits, privacy compliance checks and penetration testing. This helps to identify potential security vulnerabilities and rectify them. We have processes in place to oversee and identify risks from cybersecurity threats associated with our use of third-party service providers. As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our chief executive officer, co-chief financial officers and cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, co-chief financial officers and cybersecurity officer.

At management level, our chief executive officer, co-chief financial officers and cybersecurity officer are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. These officers report to our board of directors on (i) a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

At the operational level, we have established three lines of defense to manage information security risks. Led by our chief executive officer, co-chief financial officers and cybersecurity officer, our internal information security committee, consisting of representatives of business departments, our general counsel, head of information security department and head of IT department, is the first line of defense responsible for information security strategic decision-making, resource coordination and planning, etc. The information security department and the legal and compliance department form the second line of defense responsible for leading, guiding, monitoring and inspecting our security plan and reporting to the information security committee. The information security department leads the implementation of our security strategic plan, carries out security operations, including data security, privacy protection, security compliance, security incident emergency response and other security operations, and cooperates with business departments, IT department and other functional departments, which collectively form the third line of defense.

If a cybersecurity incident occurs, our information security department will promptly organize relevant personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our chief executive officer, co-chief financial officers and cybersecurity officer will promptly report the incident and assessment results to our board of directors and other members of senior management and external legal counsel, to the extent appropriate. Our cybersecurity officer and relevant departments shall prepare disclosure material on the cybersecurity incident for review and approval by the board of directors and other members of senior management (if necessary), before it is disseminated to the public.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Huize Holding Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A common shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.3	Deposit Agreement, dated as of February 11, among the Registrant, Citibank N.A., as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-238148), filed with the SEC on May 11, 2020)

2.4	Shareholders Agreement between the Registrant and other parties thereto dated June 6, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-39216) filed with the SEC on April 24, 2020)

4.1	Global Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.2	Third Amended and Restated 2019 Share Incentive Plan (incorporated herein by reference to Exhibit 99.2 to Form 6-K (File No. 001-39216) filed with the SEC on November 20, 2013)

4.3	Form of Indemnification Agreement, between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-233614), as amended initially filed with the SEC on September 4, 2019)

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.5	English translation of executed Exclusive Business Cooperation Agreement among our WFOE, the VIE and its shareholders (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.6	English translation of form of executed Power of Attorney signed by shareholders of the VIE (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.7	English translation of executed Equity Pledge Agreement among our WFOE, the VIE and its shareholders (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.8	English translation of executed Exclusive Option and Equity Custody Agreement among our WFOE, the VIE and its shareholders (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

8.1*	Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-233614), as amended initially filed with the SEC on September 4, 2019)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.3**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Commerce & Finance Law Offices

97.1*	Clawback Policy of the Registrant

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huize Holding Limited

By:	/s/ Cunjun Ma
	Name:	Cunjun Ma
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 19, 2024

HUIZE HOLDING LIMITED

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Huize Holding Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Huize
Holding
Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits
to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Shenzhen, the People’s Republic of China
April 19, 2024
We have served as the Company’s auditor since 2018.

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2022	As of December 31, 2023
		RMB	RMB	US$ Note 2(f)
Assets
Current assets
Cash and cash equivalents, net of allowances of RMB nil and RMB520 as of December 31, 2022 and 2023, respectively	2(g ), 2(k)	277,168	249,258	35,107
Restricted cash (including amounts of the consolidated VIE of RMB30,578 and RMB42,103 as of December 31, 2022 and 2023, respectively)	2(h),2(k)	98,917	42,307	5,959
Short-term investments	2(i)	—	8,879	1,251
Contract assets, net of allowances of RMB nil and RMB440 as of December 31, 2022 and 2023, respectively	2(z),2(k)	49,888	41,481	5,842
Accounts receivable, net of allowances of RMB4,584 and RMB1,673 as of December 31, 2022 and 2023, respectively	2(j),2(k),4	250,667	178,294	25,112
Insurance premium receivables, net of allowances of RMB nil and RMB988 as of December 31, 2022 and 2023, respectively (including amounts of the consolidated VIE of RMB1,792 and RMB927 as of December 31, 2022 and 2023, respectively)	2(l),2(k)	1,792	927	131
Amounts due from related parties	5	489	383	54
Deferred costs	2(m)	—	6,147	866
Prepaid expense and other receivables, net of allowances of RMB1,000 and RMB697 as of December 31, 2022 and 2023, respectively	2(k),6	71,818	78,784	11,096

Total current assets		750,739	606,460	85,418

Non-current assets
Restricted cash	2(h),2(k)	—	29,687	4,181
Contract assets, net of allowances of RMB nil and RMB131 as of December 31, 2022 and 2023, respectively	2(z),2(k)	6,634	12,495	1,760
Property, plant and equipment, net	7	38,518	54,107	7,621
Intangible assets, net	8	53,498	50,743	7,147
Long-term investments	2(t),9	77,305	76,688	10,801
Operating lease right-of-use assets	2(w),21	162,180	115,946	16,331
Goodwill	2(r)	461	461	65
Other assets	6	279	419	59

Total non-current assets		338,875	340,546	47,965

Total assets		1,089,614	947,006	133,383

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2022	As of December 31, 2023
		RMB	RMB	US$ Note 2(f)
Liabilities and Shareholders’ Equity

Current liabilities
Short-term borrowings (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB150,000 and RMB30,000 as of December 31, 2022 and 2023, respectively)	2(u),10	150,000	30,000	4,225
Accounts payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB261,993 and RMB204,587 as of December 31, 2022 and 2023, respectively)	2(aa)	262,266	211,905	29,846
Insurance premium payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB27,567 and RMB37,514 as of December 31, 2022 and 2023, respectively)	2(v)	27,567	37,514	5,284
Contract liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB702 and RMB945 as of December 31, 2022 and 2023, respectively)	2(z)	4,034	2,728	384
Other payables and accrued expenses (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB195,136 and RMB171,706 as of December 31, 2022 and 2023, respectively)	11	58,251	34,850	4,909
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB39,674 and RMB50,624 as of December 31, 2022 and 2023, respectively)		43,938	56,207	7,917
Income taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB2,440 as of December 31, 2022 and 2023, respectively)	13	2,440	2,440	344
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB10,075 and RMB16,368 as of December 31, 2022 and 2023, respectively)	2(w),21	10,075	16,949	2,387
Amounts due to related parties (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB495 and RMB2,451 as of December 31, 2022 and 2023, respectively)	5	495	2,451	345

Total current liabilities		559,066	395,044	55,641

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2022	As of December 31, 2023
		RMB	RMB	US$ Note 2(f)
Non-current liabilities
Deferred tax liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB12,054 and RMB10,971 as of December 31, 2022 and 2023, respectively)	13	12,491	12,048	1,697
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB176,032 and RMB129,299 as of December 31, 2022 and 2023, respectively)	2(w),21	176,032	129,299	18,211
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB nil and RMB nil of December 31, 2022 and 2023, respectively)		—	200	28

Total non-current liabilities		188,523	141,547	19,936

Total liabilities		747,589	536,591	75,577

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2022	As of December 31, 2023
		RMB	RMB	US$ Note 2(f)
Liabilities and Shareholders’ Equity (Continued)

Commitments and contingencies	22
Shareholders’ equity
Class A common shares (US$0.00001 par value; 7,000,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 894,456,046 shares issued as of December 31, 2022 and 2023, respectively; 873,068,986 shares and 843,968,206 shares outstanding as of December 31, 2022 and 2023, respectively)	14	62	62	9
Class B common shares (US$0.00001 par value; 800,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 150,591,207 shares issued and 150,591,207 shares outstanding as of December 31, 2022 and 2023, respectively)	14	10	10	1
Treasury stock (16,534,600 shares and 46,867,940 shares as of December 31, 2022 and 2023, respectively)	14	(15,306)	(28,580)	(4,025)
Additional paid-in capital		904,935	905,958	127,602
Accumulated other comprehensive loss		(17,695)	(14,060)	(1,980)
Accumulated deficit		(531,127)	(458,237)	(64,541)

Total shareholders’ equity attributable to Huize Holding Limited shareholders		340,879	405,153	57,066
Non-controlling interests		1,146	5,262	740

Total shareholders’ equity		342,025	410,415	57,806

Total liabilities and shareholders’ equity		1,089,614	947,006	133,383

The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(All amounts in thousands, except share data, or otherwise noted)

		Year Ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$ Note 2(f)
Operating revenue
Brokerage income	2(z),16	2,232,253	1,108,652	1,144,533	161,204
Other income		12,763	49,256	51,019	7,186

Total operating revenue		2,245,016	1,157,908	1,195,552	168,390

Operating costs and expenses
Cost of revenue	2(aa)	(1,688,087)	(706,009)	(729,068)	(102,686)
Other cost		(2,670)	(28,282)	(19,938)	(2,808)

Total operating costs		(1,690,757)	(734,291)	(749,006)	(105,494)
Selling expenses	2(bb ),17	(350,573)	(231,664)	(204,261)	(28,770)
General and administrative expenses	2(cc ),18	(197,619)	(154,715)	(119,404)	(16,818)
Research and development expenses	2(dd)	(120,478)	(80,911)	(71,842)	(10,119)

Total operating costs and expenses		(2,359,427)	(1,201,581)	(1,144,513)	(161,201)

Operating income/(loss)		(114,411)	(43,673)	51,039	7,189

Other income/(expenses)
Interest income/(expenses)		(3,206)	(5,062)	2,789	393
Unrealized exchange income/(loss)		(59)	(79)	(436)	(61)
Investment income/(loss)	19	(5,328)	(2,216)	(1,656)	(233)
Others, net	2(ee)	12,627	19,490	18,401	2,592

Profit/(Loss) before income tax, and share of income/(loss) of equity method investee		(110,377)	(31,540)	70,137	9,880

Income tax expense	13	—	—	—	—
Share of income/(loss) of equity method investee		2,660	(2,200)	417	59

Net profit/(loss)		(107,717)	(33,740)	70,554	9,939

Net profit/(loss) attributable to non-controlling interests		(51)	(2,553)	366	52
Net profit/(loss) attributable to Huize Holding Limited		(107,666)	(31,187)	70,188	9,887

Net profit/(loss) attributable to common shareholders		(107,666)	(31,187)	70,188	9,887

Net profit/(loss)		(107,717)	(33,740)	70,554	9,939
Foreign currency translation adjustment, net of tax		(5,323)	9,600	3,635	512

Comprehensive income/(loss)		(113,040)	(24,140)	74,189	10,451

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(All amounts in thousands, except share data, or otherwise noted)

		Year Ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$ Note 2(f)
Comprehensive income/(loss) attributable to non-controlling interests		(51)	(2,553)	366	52

Comprehensive income/(loss) attributable to Huize Holding Limited		(112,989)	(21,587)	73,823	10,399

Weighted average number of common shares used in computing net profit/(loss) per share
Basic and diluted	20	1,021,861,206	1,021,958,881	1,000,940,698	1,000,940,698
Net profit/(loss) per share attributable to common shareholders
Basic and diluted	20	(0.11)	(0.03)	0.07	0.01
The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(All amounts in thousands, except share data, or otherwise noted)

		Common shares		Class A Common shares		Class B Common shares		Treasury Stock		Additional paid-in capital	Accumulated other comprehensive (income)/ loss	Accumulated deficit	Non- Controlling interest	Total shareholders’ (deficit)/equity
		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
			RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021		—	—	889,402,546	62	150,591,207	10	896,180	(2,063)	884,920	(21,972)	(392,274)	—	468,683

Net profit/(loss) for the year		—	—	—	—	—	—	—	—	—	—	(107,666)	(51)	(107,717)
Repurchase of Class A common shares	14	—	—	—	—	—	—	2,540,680	(7,482)	—	—	—	—	(7,482)
Shares issued upon exercise of option	15	—	—	201,040	—	—	—	—	—	497	—	—	—	497
Share-based payment compensation	15	—	—	—	—	—	—	—	—	11,355	—	—	—	11,355
Set-up of subsidiaries with non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	900	900
Foreign currency translation		—	—	—	—	—	—	—	—	—	(5,323)	—	—	(5,323)

Balance at December 31, 2021		—	—	889,603,586	62	150,591,207	10	3,436,860	(9,545)	896,772	(27,295)	(499,940)	849	360,913

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(All amounts in thousands, except share data, or otherwise noted)

		Common shares		Class A Common shares		Class B Common shares		Treasury Stock		Additional paid-in capital	Accumulated other comprehensive (income)/ loss	Accumulated deficit	Non- Controlling interest	Total shareholders’ (deficit)/equity
		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
			RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022		—	—	889,603,586	62	150,591,207	10	3,436,860	(9,545)	896,772	(27,295)	(499,940)	849	360,913

Net profit/(loss) for the year		—	—	—	—	—	—	—	—	—	—	(31,187)	(2,553)	(33,740)
Repurchase of Class A common shares	14	—	—	—	—	—	—	13,097,740	(5,761)	—	—	—	—	(5,761)
Share-based payment compensation	15	—	—	—	—	—	—	—	—	8,163	—	—	—	8,163
Capital injection from non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	2,850	2,850
Foreign currency translation		—	—	—	—	—	—	—	—	—	9,600	—	—	9,600

Balance at December 31, 2022		—	—	889,603,586	62	150,591,207	10	16,534,600	(15,306)	904,935	(17,695)	(531,127)	1,146	342,025

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(All amounts in thousands, except share data, or otherwise noted)

		Common shares		Class A Common shares		Class B Common shares		Treasury Stock		Additional paid-in capital	Accumulated other comprehensive (income)/ loss	Accumulated deficit	Non- Controlling interest	Total shareholders’ (deficit)/equity
		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
			RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023		—	—	889,603,586	62	150,591,207	10	16,534,600	(15,306)	904,935	(17,695)	(531,127)	1,146	342,025

Impact of adoption of credit loss guidance		—	—	—	—	—	—	—	—	—	—	2,702	—	2,702
Net profit/(loss) for the year		—	—	—	—	—	—	—	—	—	—	70,188	366	70,554
Repurchase of Class A common shares	14	—	—	—	—	—	—	30,333,340	(13,274)	—	—	—	—	(13,274)
Shares issued upon exercise of option	15	—	—	1,232,560	—	—	—	—	—	560	—	—	—	560
Share-based payment compensation	15	—	—	—	—	—	—	—	—	463	—	—	—	463
Capital injection from non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	3,750	3,750
Foreign currency translation		—	—	—	—	—	—	—	—	—	3,635	—	—	3,635

Balance at December 31, 2023		—	—	890,836,146	62	150,591,207	10	46,867,940	(28,580)	905,958	(14,060)	(458,237)	5,262	410,415

The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except share data, or otherwise noted)

	Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from operating activities:
Net profit/(loss)	(107,717)	(33,740)	70,554	9,939
Adjustments to reconcile net profit/(loss) to net cash provided by /(used in) operating activities:
Allowance for doubtful account	1,445	2,415	1,567	220
Impairment of intangible assets	—	—	1,950	275
Depreciation and amortization	7,424	18,427	13,640	1,921
Unrealized exchange (income)/loss	59	79	436	61
Share-based compensation expense	11,355	8,163	463	65
Interest expense	3,206	5,062	(2,789)	(393)
Investment (income)/loss	5,328	1,885	2,405	339
Gain on disposal of subsidiary	—	331	(749)	(105)
Share of (income)/loss of equity method investee	(2,660)	2,200	(417)	(59)
Amortization of right-of-use assets	32,941	27,788	25,680	3,617
Amortization of directors and officers liability insurance premium	7,798	7,891	3,125	440
Loss/(gain) on disposal of property, plant and equipment	(194)	513	217	31
Gain on termination of right-of-use assets	—	(7,215)	(5,923)	(834)

	(41,015)	33,799	110,159	15,517

Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	(545,678)	531,001	75,466	10,629
(Increase)/decrease in insurance premium receivables	757	(575)	(123)	(17)
(Increase)/decrease in prepaid expense and other receivables	(40,020)	22,786	21,815	3,072
(Increase)/decrease in deferred costs	—	—	(6,147)	(866)
(Increase)/decrease in amounts due from related parties	123	(361)	106	15
Increase/(decrease) in amounts due to related party	11,875	(11,380)	1,956	275
(Increase)/decrease in other assets	—	200	—	—
(Increase)/decrease in contract assets	216	(56,522)	1,975	278
Increase/(decrease) in accounts payable	452,550	(428,580)	(50,661)	(7,136)
Increase/(decrease) in insurance premium payables	(63,200)	(96,452)	9,947	1,401
Increase/(decrease) in payroll and welfare payable	25,578	(49,760)	12,469	1,756
Increase/(decrease) in other payables and accrued expenses	29,860	(13,155)	(24,899)	(3,507)
(Increase)/decrease in right-of-use assets due to prepaid rent	—	—	(825)	(116)
Increase/(decrease) in operating lease liabilities	(14,199)	(12,866)	(12,581)	(1,772)
Increase/(decrease) in contract liabilities	7,236	(3,202)	(1,306)	(184)

Net cash provided by/(used in) operating activities	(175,917)	(85,067)	137,351	19,345

Cash flows from investing activities:
Purchase of long-term investment	(33,614)	(10,000)	—	—
Purchase of short-term investment	—	—	(9,968)	(1,404)
Purchase of property, equipment and intangible assets	(38,061)	(16,823)	(30,524)	(4,299)
Proceeds from disposal of property, equipment and intangible assets	980	1,048	955	135
Proceeds from disposal of investments	3,820	700	874	123
Acquisition of subsidiary, net of cash acquired	(14,292)	(25,964)	(2,441)	(344)
Cash received for disposal of subsidiary	—	3,640	1,645	232
Advances to a third party	—	(26,000)	(23,000)	(3,239)
Repayment from a third party	—	16,000	—	—
Interests received	—	876	1,075	151
Others	241	237	361	51

Net cash provided by/(used in) investing activities	(80,926)	(56,286)	(61,023)	(8,594)

Cash flows from financing activities:
Proceeds from borrowings	184,000	270,200	37,000	5,211
Repayments of borrowings	(40,503)	(367,524)	(161,473)	(22,743)
Repurchase of Class A common shares	(3,003)	(6,659)	(13,392)	(1,886)
Proceeds from exercise of share options	497	—	560	79
Cash received by subsidiaries from minority shareholders	900	2,850	3,750	528

Net cash provided by/(used in) financing activities	141,891	(101,133)	(133,555)	(18,811)

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB	US$ Note 2(f)
Effect of exchange rate changes on cash and cash equivalents	(5,012)	9,587	2,914	410

Net increase/(decrease) in cash and cash equivalents and restricted cash	(119,964)	(232,899)	(54,313)	(7,650)
Total cash and cash equivalents and restricted cash at beginning of year	728,948	608,984	376,085	52,970

Total cash and cash equivalents and restricted cash at end of year	608,984	376,085	321,772	45,320

Supplemental disclosure of cash flow information
Cash paid for interest	(7,813)	(10,614)	(4,473)	(630)
Cash paid for income tax	—	—	—	—
Supplemental disclosure of non-cash investing and financing activities
Increase in lease liabilities arising from obtaining operating lease right-of-use assets	13,400	2,011	5,113	720
Decrease in lease liabilities due to termination of lease contacts	—	(65,922)	(35,788)	(5,041)
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

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
1. Principal activities and reorganization (Continued)
(a) History and Reorganization (Continued)

As of December 31, 2023 the Company’s principal subsidiaries, consolidated VIE and subsidiaries of VIE are as follows:

Principal Subsidiaries	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Interest	Principal Activities
Smart Choice Ventures Limited (“Smart Choice”)	January 14, 2015	British Virgin Islands	100%	Investment holding
Hong Kong Smart Choice Ventures Limited (“HK Smart Choice”)	February 18, 2015	Hong Kong	100%	Investment holding
Huize Hong Kong Insurance Broker Limited	May 5, 2021	Hong Kong	100%	Insurance brokerage service
Synergy Wealth Management Limited	August 31, 2023	Hong Kong	100%	Insurance brokerage service
Zhixuan International Management Consulting (Shenzhen) Co., Ltd.	June 9, 2015	PRC	100%	Investment and investment consulting service
VIE
Shenzhen Huiye Tianze Investment Holding Co., Ltd (“Huiye Tianze”)	October 30, 2014	PRC	100%	Investment and investment consulting service
VIE’s Principal Subsidiaries
Huize Insurance Brokerage Co., Ltd. (“Huize Insurance Brokerage”)	October 14, 2011	PRC	100%	Insurance brokerage service
Shenzhen Huize Shidai Co., Ltd. (“Huize Shidai”)	April 28, 2012	PRC	100%	Technology development and internet information consulting service
Shenzhen Zhixuan Wealth Investment Management Co., Ltd. (“Zhixuan Investment”)	April 20, 2016	PRC	100%	Management consulting, investment consulting and financial consulting
Huize (Chengdu) Internet Technology Co., Ltd. (“Chengdu Huize”)	May 11, 2018	PRC	100%	Technology development consulting service
Shanghai Huiju Haoshi Information Technology Co., Ltd	October 12, 2021	PRC	80%	Internet information consulting service
Shenzhen Detong Insurance Agency Co., Ltd. (“Shenzhen Detong”, formerly known as Shanghai Senhao Insurance Agency Co., Ltd)	March 12, 2022	PRC	100%	Insurance agency service
Shenzhen Huize Business Management Co., Ltd.	July 5, 2022	PRC	100%	Business management and catering service

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies
(a) Basis of presentation
The Group’s consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results may differ from those estimates. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.
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
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)
(b) Basis of consolidation (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of Huiye Tianze and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIE and its subsidiaries are eliminated in the balances presented below:
Selected Condensed Consolidated Balance Sheets Information

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB
Assets
Current assets
Cash and cash equivalent, net of allowance for doubtful accounts	205,781	159,140
Restricted cash	55,458	42,307
Short-term investments	—	8,879
Contract assets, net of allowance for doubtful accounts	49,888	41,481
Account receivable, net of allowance for doubtful accounts	250,238	175,152
Insurance premium receivables, net of allowance for doubtful accounts	1,792	927
Amount due from related parties	340	277
Deferred costs	—	6,147
Prepaid expense and other receivables, net of allowance for doubtful accounts	96,987	102,729

Total current assets	660,484	537,039

Non-current assets
Restricted cash	—	29,687
Contract assets, net of allowance for doubtful accounts	6,634	12,495
Property, Plant and Equipment, net	38,133	53,821
Intangible assets, net	50,851	45,447
Deferred tax assets	—	—
Long-term investments	66,250	66,667
Operating lease right-of-use assets	162,180	115,412
Goodwill	461	461
Other Assets	279	—

Total non-current assets	324,788	323,990

Total assets	985,272	861,029

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)
(b) Basis of consolidation (Continued)
Selected Condensed Consolidated Balance Sheets Information (Continued)

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB
Liabilities and Shareholders’ Equity
Short-term borrowings	150,000	30,000
Accounts payable	261,993	204,587
Insurance premium payables	27,567	37,514
Contract liabilities	702	945
Other payables and accrued expenses	195,136	171,706
Payroll and welfare payable	39,674	50,624
Income taxes payable	2,440	2,440
Operating lease liabilities	10,075	16,368
Amount due to related parties	495	2,451

Total current liabilities	688,082	516,635

Non-current liabilities
Deferred tax liabilities	12,054	10,971
Operating lease liabilities	176,032	129,299

Total non-current liabilities	188,086	140,270

Total liabilities	876,168	656,905

Shareholders’ equity
Common shares	44,766	44,766
Additional paid-in capital	470,553	472,775
Accumulated deficit	(407,361)	(318,679)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	107,958	198,862
Non-controlling interests	1,146	5,262

Total shareholders’ equity	109,104	204,124

Total liabilities and shareholders’ equity	985,272	861,029

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)
(b) Basis of consolidation (Continued)

Selected Condensed Consolidated Statements of Income/(loss) Information

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating revenue
Brokerage income	2,231,388	1,107,090	1,124,872
Other income	11,494	49,223	48,450

Total operating revenue	2,242,882	1,156,313	1,173,322

Operating costs and expenses
Cost of revenue	(1,687,770)	(705,067)	(711,917)
Other cost	(2,670)	(28,282)	(18,919)

Total operating costs	(1,690,440)	(733,349)	(730,836)
Selling expenses	(346,305)	(230,414)	(201,608)
General and administrative expenses	(172,822)	(136,519)	(101,135)
Research and development expenses	(120,478)	(80,911)	(71,842)

Total operating costs and expenses	(2,330,045)	(1,181,193)	(1,105,421)

Operating income/(loss)	(87,163)	(24,880)	67,901

Other income/(expenses)
Interest income/(expenses)	(4,092)	(5,592)	841
Investment income/(loss)	(1,369)	568	(1,477)
Others, net	12,627	17,941	18,400

Profit/(loss) before income tax, and share of income /(loss) of equity method investee	(79,997)	(11,963)	85,665

Share of income/(loss) of equity method investee	2,660	(2,200)	417

Net profit/(loss)	(77,337)	(14,163)	86,082

Net profit/(loss) attributable to non-controlling interests	(51)	(2,553)	366

Net profit/(loss) attributable to Huize Holding Limited	(77,286)	(11,610)	85,716

Net profit/(loss)	(77,337)	(14,163)	86,082
Foreign currency translation adjustment, net of tax	—	—	—

Comprehensive income/(loss)	(77,337)	(14,163)	86,082

Comprehensive income/(loss) attributable to non-controlling interests	(51)	(2,553)	366

Comprehensive income/(loss) attributable to Huize Holding Limited	(77,286)	(11,610)	85,716

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)
(b) Basis of consolidation (Continued)

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	(152,844)	(69,094)	149,531

Cash flows from investing activities:
Purchase of long-term investment	(22,601)	(10,000)	—
Purchase of short-term investment	—	—	(9,968)
Purchase of property, equipment and intangible assets	(37,359)	(16,773)	(30,090)
Proceeds from disposal of property, equipment and intangible assets	961	1,044	955
Acquisition of subsidiary, net of cash paid	(11,805)	(25,964)	—
Payments of inter-company balances	(5,050)	—	—
Proceeds from disposal of investments	890	700	—
Cash received for disposal of subsidiary	—	3,640	1,645
Advances to a third party	—	(26,000)	(23,000)
Repayment from a third party	—	16,000	—
Interests received	—	876	1,075
Others	241	237	361

Net cash provided by/(used in) investing activities	(74,723)	(56,240)	(59,022)

Cash flows from financing activities:
Proceeds from borrowings	184,000	270,200	37,000
Repayments of borrowings	(40,503)	(367,524)	(161,473)
Proceeds from inter-company balances	128,000	6,041	604
Proceeds from exercise of share option	247	—	—
Cash received by subsidiaries from minority shareholders	900	2,850	3,750

Net cash provided by/(used in) financing activities	272,644	(88,433)	(120,119)

Effect of exchange rate changes on cash and cash equivalents	—	—	—

Net increase/(decrease) in cash and cash equivalents and restricted cash	45,077	(213,767)	(29,610)
Total cash and cash equivalents and restricted cash at beginning of year	429,929	475,006	261,239

Total cash and cash equivalents and restricted cash at end of year	475,006	261,239	231,629

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
interests (Continued)

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
(d) Use of estimates
Financial statements amounts that reflect significant accounting estimates and assumptions mainly include, but are not limited to (i) allowance for doubtful accounts (losses of accounts receivable, insurance premium receivables, other receivables, cash and cash equivalents, restricted cash, contract assets, amounts due from related parties and other assets), (ii) valuation and forfeiture rate of share-based compensation arrangements, (iii) operating revenue and cost of revenue recognition, (iv) fair value of long-term investments, (v) useful life of property, plant and equipment and intangible assets, (vi) valuation of acquired assets and liabilities assumed, (vii) assessment for impairment of intangible assets, (viii) realizability of deferred tax assets, (ix) uncertainty tax position, (x) discount rate of lease liability and (xi) fair value of short-term investments. Actual results could materially differ from these estimates.
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
(f) Convenience translation
Translations of balances in the Group’s consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on the last trading day of 2023 (December 29, 2023). No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023 or at any other rate.
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

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

(h) Restricted cash
In its capacity as an insurance broker, the Group collects “premiums” (unremitted insurance premiums) from certain insureds and remits the “premiums” to the appropriate insurance companies. Unremitted insurance premiums are held in custody until disbursed by the Group. The Group reports such amounts as restricted cash in the consolidated balance sheets, and classifies into current and non-current
portion based on the length of restricted period. Unremitted insurance premiums were RMB30,578 and RMB42,103 (US$ 5,930) as of December 31, 2022 and December 31, 2023, respectively. As of December 31, 2022, HK Smart Choice provided security for the loan of Huize Shidai by pledged deposits. The amounts of pledged deposits as of December 31, 2022 was RMB43,459
, which was transferred to cash and cash equivalents during the year ended December 31, 2023 due to Huize Shidai’s repayment of the loan. Also, restricted cash balance includes guarantee deposits required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance broker. The restricted cash balance related to this requirement were
RMB24,880 and RMB29,891 (US$ 4,210) as of December 31, 2022 and as of December 31, 2023.
(i) Short-term investments
Short-term investments consist primarily of certain investments in marketable equity securities, which are publicly traded stock. The Company has the intention to redeem these investments within one year.
(j) Accounts receivable
Accounts receivable is recorded at the invoiced amount and do not bear interest. Accounts receivable represent brokerage fees receivable from insurance companies. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable balance. During the year ended December 31, 2022, the Group assesses the collectability of accounts receivable by determining the allowance percentage for the overdue balances by age.
On January 1, 2023, the Group adopted ASC Topic 326 which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology as described in note 2(k).
(k) Current expected credit losses
The Group mainly has the following types of financial assets that are within the scope of ASC Topic 326: cash and cash equivalents, restricted cash, contract assets, accounts receivable, insurance premium receivables, amounts due from related parties, other receivables and other assets. The Group’s expected credit loss of restricted cash, amounts due from related parties and other assets within the scope of ASC Topic 326 were immaterial.
Prior to the adoption of ASC Topic 326 on January 1, 2023, the Group maintains an allowance for doubtful accounts to reserve for uncollectible receivable amounts. The allowance for doubtful accounts is estimated based upon the age of the accounts receivable balance and other factors that may affect the customers’ ability to pay.
Starting from January 1, 2023, the Group adopted ASC Topic 326 and assess the related receivables and other receivables quarterly through CECL model and methodologies and establish a reserve to reflect the net amount expected to be collected. The allowance is management’s estimate of expected credit losses after considering the likelihood of customers defaulting (i.e., Probability of Default, or PD), the resulting losses of customers’ defaults (i.e., Loss Given Default, or LGD), industry delinquency rate and a range of forecasts of macroeconomic conditions over the expected life of the loans. The Group estimated the allowance by segmenting financial assets based on certain credit risk characteristics and adjusting for judgments about the effects of relevant observable data including current and future economic conditions. This is assessed at each quarter based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption.
(l) Insurance premium receivables
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

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

(m) Deferred costs
The deferred costs represent the costs incurred to fulfill contract. The Group recognizes an asset from the costs incurred to fulfill a contract only if those costs meet all of the following criteria:

a.	The costs relate directly to a contract or to an anticipated contract that the Group can specifically identify.

b.	The costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future.

c.	The costs are expected to be recovered.
The deferred costs include direct labor, direct materials, allocations of costs that relate directly to the contract or to contract activities, costs that are explicitly chargeable to the customer under the contract and other costs that are incurred only because an entity entered into the contract.
The deferred costs are amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the deferred costs relate.
(n) Fair value measurement
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

(o) Property, plant and equipment, net
Property, plant and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account residual value, if any. The table below sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Buildings	32 years	5%
Office furniture and equipment	5~10 years	0%~5%
Computer and electronic equipment	3~5 years	0%~5%
Motor vehicles	4~5 years	5%
Leasehold improvements	shorter of remaining lease period and estimated useful life	Nil
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

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

(p) Intangible assets, net
Intangible assets with an indefinite useful life represent the insurance brokerage license, insurance agency license and insurance adjusting license. Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired. Impairment losses of intangible assets not subject to amortization for the years ended December 31 2022 and 2023 were nil and RMB1,950.
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
(q) Impairment of long-lived assets
Long-lived assets including property, plant and equipment and intangible assets subject to amortization, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2021, 2022 and 2023.
(r) Goodwill
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

(s) Asset acquisition
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
(t) Long-term investments

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

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)
(t) Long-term investments (Continued)

(ii)	Investments accounted for at fair value
Securities with readily determinable fair values are measured at fair value. Equity securities accounted for at fair value include investments in i) marketable equity securities, which are publicly traded stock and ii) unlisted companies, for which the Company measures at fair value on a recurring basis. Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired.

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
(u) Short-term and long-term borrowings
The short-term and long-term borrowings represent the Group’s borrowings from commercial banks for the working capital. Short-term borrowings include borrowings with maturity terms shorter than one year and the current portion of the long-term borrowings.
(v) Insurance premium payables
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

(w) Lease
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

(x) Share-based compensation
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
(y) Employee benefit plans
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

(z) Revenue recognition
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
(z) Revenue recognition (Continued)

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
Contract Balance
The Group classifies its right to consideration in exchange for products or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. Generally, the amount of revenue recognized from insurance brokerage services exceeds the amount billed to customers following the predetermined premium payment schedules at inception of the insurance policy. The Group does not have an unconditional right to such exceeding amount. Accounts receivable represent the considerations for which the Group has satisfied its performance obligations and has the unconditional right to consideration. At each reporting date, the Group assesses whether there is any indicator of impairment to the contract assets and accounts receivable (Note 2(j)). An impairment loss, if any, is recorded as general and administrative expenses on the Consolidated Statements of Comprehensive Income/(Loss).

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

(aa) Cost of revenue
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
(bb) Selling expenses
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
(cc) General and administrative Expenses
General and administrative expenses consist of payroll, rental, and related expenses for employees involved in general corporate functions, including finance, legal and human resources, as well as costs associated with use of facilities and equipment, such as depreciation expenses and other general corporate related expenses.
General and administrative expenses also include surcharges on VAT payments according to PRC tax.
(dd) Research and development expenses
Research and development expenses consist primarily of payroll for research and development employees involved in designing and testing of new products and service and outsourcing labor costs. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.
(ee) Others, net
Others, net, mainly consist of
non-operating
income and expenses. During the year ended December 31, 2023, it was composed primarily of RMB11,945 government subsidies and RMB5,706 gain on termination of lease contracts.

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)

(ff) Taxation
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

(gg) Net profit/(loss) per share
Basic loss per share is computed by dividing net profit/(loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year using the two-class
method. Under the
two-class
method, net profit/(loss) is allocated between common shares and other participating securities based on their participating rights. Net profit/(loss) is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the profit or loss. Diluted profit/(loss) per share is calculated by dividing net profit/(loss) attributable to common shareholders by the weighted average number of common and dilutive common equivalents shares outstanding during the year. Common equivalents shares represent shares issuable upon the exercise of share options using the treasury stock method. Common equivalents shares are not included in the denominator of the diluted profit/(loss) per share calculation when inclusion of such shares would be anti-dilutive.
(hh) Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Group determines that their chief executive officer (“CEO”) is the chief operating decision-maker.
The Group is principally engaged into insurance brokerage services, income of which accounted for over 90% of the total revenue. No geographical segment analysis is shown as more than 90% of the Group’s revenue are derived from activities in and from customers located in the mainland China and more than 90% of the carrying values of the Group’s long-lived assets other than financial instruments are located in the mainland China. During the years ended December 31, 2022 and 2023, the board of directors concluded that the Group has only one reportable segment – insurance brokerage services. The other segments are individually and collectively insignificant for segment reporting purpose. As such, no segment information is presented
(ii) Significant risk and uncertainties
Currency risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB481,589, RMB261,891 and RMB231,626 of cash and cash equivalents and restricted cash denominated as of December 31, 2021, 2022 and December 31, 2023, respectively.
Concentration of Credit Risk
Details of the customers accounting for 10% or more of total operating revenue are as follows:

	Year Ended December 31
	2021	%	2022	%	2023	%
	RMB		RMB		RMB
Customer A	715,287	32%	309,781	27%	290,351	24%
Customer H	186,036	8%	60,402	5%	138,125	12%
Customer K	489,862	22%	140,991	12%	80,427	7%

	1,391,185	62%	511,174	44%	508,903	43%

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)
(ii) Significant risk and uncertainties (Continued)

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December, 31
	2022	%	2023	%
	RMB		RMB
Customer A	32,456	13%	47,177	26%
Customer K	47,941	19%	26,314	15%
Customer M	37,531	15%	20,659	12%

	117,928	47%	94,150	53%

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.
Concentration of Credit Risk (Continued)
Details of the banks which accounted for 10% or more of cash and cash equivalents and restricted cash are as follows:

	As of December, 31
	2022	%	2023	%
	RMB		RMB
Bank A	154,381	41%	136,110	42%
Bank B	73,255	19%	82,861	26%
Bank C	67,444	18%	34,935	11%
Bank D	40,917	11%	—	—

	335,997	89%	253,906	79%

The Group places its cash and cash equivalents and restricted cash in financial institutions located in the PRC which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. As of December 31, 2023, the Group has recognized allowance for CECL of bank deposits of RMB520.
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

(jj) Recent accounting pronouncements
In August 2020, the FASB issued ASU
No. 2020-06,
“Debt — Debt with Conversion and Other Options (Subtopic
470-20)
and Derivatives and Hedging — Contracts in Entity’s Own Equity
(Subtopic 815-40)”.
The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. The amendments in the ASU are effective for public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The standard is effective for EGCs for fiscal year beginning after December 15, 2023. The FASB also specified that an entity should adopt the guidance as of the beginning of its annual fiscal year and is not permitted to adopt the guidance in an interim period. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.
In June 2022, the FASB issued ASU No
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
In November 2023, the FASB issued ASU No
2023-07,
“Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The amendments in this update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyzes. Currently, Topic 280 requires that a public entity disclose certain information about its reportable segments. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in this Update do not change or remove those disclosure requirements. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. For all public entities that are required to report segment information in accordance with Topic 280, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

F-
3
9

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (Continued)
(jj) Recent accounting pronouncements (Continued)

In December 2023, the FASB issued ASU No
2023-09,
“Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The amendments in this Update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

F-4
0

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

3. Fair Value measurement
The following tables set forth, by level within the fair value hierarchy, financial assets measured at fair value as of December 31, 2023. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Listed equity securities, short term (a)	8,879	—	—	8,879

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Listed equity securities, long term (b)	808	—	—	808

(a)	Included in short-term investments on the Group’s consolidated balance sheets.
(b)	Included in long-term investments on the Group’s consolidated balance sheets.
Recurring
The Group measures listed equity securities at fair value on a recurring basis. Other financial instruments are not measured at fair value, but for which the fair value is estimated for disclosure purpose. The fair value of listed equity securities is determined based on the quoted market price (Level 1). For the years ended December 31, 2022 and 2023, there were no transfers between level 1, 2 and 3 of fair value hierarchy classifications. The Group recognized fair value change losses of RMB109 and RMB1,011 for the year ended December 31, 2022 and 2023, respectively.
The carrying amount of cash and cash equivalents, restricted cash-current portion, accounts receivable, insurance premium receivables, amounts due from related parties, other receivables, accounts payable, insurance premium payables, other payables and amount due to related parties approximate their net carrying values reported in the consolidated balance sheets due to the short-term maturities of these instruments. Restricted cash-non-current portion and operating lease liabilities are measured at amortized cost using discounted rates reflected time value of money. As the market interest rate is relatively stable during the reporting period, the carrying value of restricted cash-non-current portion approximated its fair value reported in the consolidated balance sheets. Investment accounted for at fair value are measured at fair value.
Non-recurring
The Group measures certain financial assets, including equity securities without readily determinable fair value and investments under equity method, at fair value on a non-recurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets such as property, equipment, software and licenses, would be measured at fair value only if they were determined to be impaired. The fair values of these financial assets and non-financial assets are determined based on the similar transaction price in the market directly.
In accordance with the Group’s policy to perform an impairment assessment of its goodwill and intangible assets with an indefinite useful life on an annual basis as of the balance sheets date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill and intangible assets with an indefinite useful life by reporting unit annually. The Group recognized an impairment charge
of nil and RMB1,950 for the intangible assets with an indefinite useful life for the years ended December 31, 2022 and 2023, respectively.
4. Accounts receivable
Accounts receivable, net of allowance for doubtful accounts by the Group consist of the following:

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB
Accounts receivable	255,251	179,967
Less: allowance for doubtful accounts (a)	(4,584)	(1,673)

Accounts receivable, net	250,667	178,294

(a)	The movement of the Group’s allowance for doubtful accounts is summarized in note 18.

F-4
1

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

5. Related party balances and transactions
The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Cunjun Ma	Chief Executive Officer and Director of the Group
Individual Director or Officer	Directors or Officers of the Group
Shareholders and minority shareholders	Shareholders and minority shareholders
Xiaoke Huixuan (Shenzhen) Technology Co., Ltd. (“Xiaoke”)	Company that the Group has significant influence on
Huibao Huipei (Shenzhen) Technology Co., Ltd (“Huibao Huipei”)	Company that the Group has significant influence on
Details of related party transactions for the years ended December 31, 2021, 2022 and 2023 are as follows:
Service provided by related parties:

	For the year ended December 31
	2021	2022	2023
	RMB	RMB	RMB
Technology service fee to Xiaoke	11,609	7,259	1,887
PPC advertisement service fee to Xiaoke	412	—	—
Channel cost to Huibao Huipei	140	2,054	7,439

Total	12,161	9,313	9,326

According to the cooperation agreements in 2021, 2022 and 2023, Xiaoke provides technology service to the Company, and Huibao Huipei serves as one of the Company’s traffic channels.
Service provided to related parties:

	For the year ended December 31
	2021	2022	2023
	RMB	RMB	RMB
Consulting service fee to Huibao Huipei	—	970	728

Total	—	970	728

The Company provides consulting service to Huibao Huipei according to the cooperation agreement in 2022 and 2023.
Details of related party balances as of December 31, 2022 and 2023 are as follows:
Amounts due from related parties:

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB
Shareholders	149	106
Huibao Huipei	340	277

	489	383

F-4
2

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
5. Related party balances and transactions (Continued)

The amount due from related parties represents the advance miscellaneous fees for shareholders and the receivable for consulting service provided to Huibao Huipei.
Amounts due to related parties:

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB
Xiaoke	495	2,000
Huibao Huipei	—	451

	495	2,451

The amount due to Xiaoke represents the payable for technology service and the amount due to Huibao Huipei represents the payable for channel promotion service.
6. Prepaid expenses and other receivables and other assets
Prepaid expenses and other receivables and other assets consist of the following, with current portion presented as prepaid expenses and other receivables and non-current
portion presented as other assets:

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB
Current portion:
Prepaid input value-added tax	32,083	18,317
VAT refund receivable	4,827	9,329
Rental and other deposits	9,609	9,732
Advances to suppliers	10,230	5,517
Interest receivables (a)	2,467	842
Advances to staff (b)	397	734
Directors and officers liability insurance premium	658	224
Claim advance on behalf of insurer	53	46
Prepayment for share repurchase	898	1,016
Advances to a third party (c)	10,000	33,000
Others	1,596	724

	72,818	79,481
Less: Allowance for doubtful accounts (d)	(1,000)	(697)

	71,818	78,784

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB
Non-current portion:
Advances to long-term assets	279	419

	279	419

(a)	This represented accrued interest income on bank deposits.
(b)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

F-4
3

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
6. Prepaid expenses and other receivables and other assets (Continued)

(c)
The amounts represent advances to a third party which are interest-bearing at a fixed interest rate of 5% for the year ended December 31, 2022 and at a fixed interest rate of 3.6% for the year ended December 31, 2023.

(d)	The movement of the Group’s allowance for doubtful accounts is summarized in note 18.
7. Property, Plant and Equipment, net
Property, plant and equipment, net, consist of the following:

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB
Buildings	—	25,712
Computer and electronic equipment	27,439	29,343
Leasehold improvements	28,124	29,109
Office furniture and equipment	10,330	9,550
Motor vehicles	2,448	2,448

Total	68,341	96,162
Less: Accumulated depreciation (1)	(29,823)	(42,055)

Property, equipment and equipment, net	38,518	54,107

(1)	Depreciation expenses for the years ended December 31, 2021, 2022 and 2023 were RMB6,474, RMB17,319 and RMB12,413, respectively.
No impairment for property, plant and equipment was recorded for the years ended December 31, 2021, 2022 and 2023.
8. Intangible assets, net
The intangible assets, net consisted of the following:

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB
Insurance agency license (1)	45,150	40,817
Insurance brokerage license (1)	2,647	6,526
Insurance adjusting license	3,067	3,067
Software and system	5,695	6,571
Domain name	580	580

Total	57,139	57,561
Less: Accumulated amortization (2)	(3,641)	(4,868)
Allowance for impairment (3)	—	(1,950)

Intangible assets, net	53,498	50,743

(1)
During the year ended December 31, 2023, the Group’s disposal of a subsidiary resulted in a decrease of RMB4,333 in insurance agency license, and the Group’s acquisition of a subsidiary resulted in an increase of RMB3,879 in insurance brokerage license.

The addition of insurance brokerage license was derived from the acquisition of Synergy Wealth Management Limited. During the year ended December 31, 2023, the Company completed the acquisition of Synergy Wealth Management Limited. Since substantially all the fair value of the assets acquired from acquiree company was concentrated in a single asset, the acquiree company did not meet the criteria of a business and the transaction was accounted for as an asset acquisition.

F-4
4

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
8. Intangible assets, net (Continued)

(2)	Amortization expenses for the years ended December 31, 2021, 2022 and 2023 were RMB950, RMB1,201 and RMB1,227, respectively.
The amortization of the coming 5 years is:

As of
December 31, 2023
RMB
2024	763
2025	500
2026	188
2027	76
2028	59

(3)
As of December 31, 2023, the management assessed the impairment of the Group’s indefinite-lived intangible assets based on available industry or market data and trade publications, and determined that it was more likely than not that the fair values of certain asset groups were less than their carrying amounts, which resulted that an impairment loss of the insurance agency license of
RMB720 and an impairment loss of the insurance brokerage license of RMB1,230 were recognized for the year ended December 31, 2023.

F-4
5

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

9. Long-term investments

	Equity investments measured under measurement alternative	Equity Method	Investment accounted for at fair value	Equity investments measured under NAV practical expedient	Total
	RMB	RMB	RMB	RMB	RMB
Balances at January 1, 2021	24,695	21,389	—	—	46,084
Additions	12,500	9,900	4,641	6,373	33,414
Share of earnings/(loss) of an equity investee	—	2,660	—	—	2,660
Fair value change	—	—	(1,339)	(2,885)	(4,224)
Realized gain/(loss)	—	—	265	—	265
Exchange adjustments	—	—	203	29	232
Impairment	(1,610)	—	—	—	(1,610)
Disposal	(890)	—	(2,930)	—	(3,820)

Balances at December 31, 2021	34,695	33,949	840	3,517	73,001

Balances at January 1, 2022	34,695	33,949	840	3,517	73,001
Additions	—	10,000	—	—	10,000
Share of earnings/(loss) of an equity investee	—	(2,200)	—	—	(2,200)
Fair value change	—	—	(109)	(2,675)	(2,784)
Exchange adjustments	—	—	77	211	288
Disposal	(1,000)	—	—	—	(1,000)

Balances at December 31, 2022	33,695	41,749	808	1,053	77,305

Balances at January 1, 2023	33,695	41,749	808	1,053	77,305
Share of earnings/(loss) of an equity investee	—	417	—	—	417
Fair value change	—	—	—	(257)	(257)
Realized gain/(loss)	—	—	78	—	78
Exchange adjustments	—	—	(12)	31	19
Disposal	—	—	(874)	—	(874)

Balances at December 31, 2023	33,695	42,166	—	827	76,688

F-4
6

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
9. Long-term investments (Continued)

Equity method
As of December 31, 2021, 2022 and 2023, the Group’s investments accounted for under the equity method were RMB33,949, RMB41,749 and RMB42,167, respectively. The Group applies the equity method of accounting to account for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control.
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
During the year ended December 31, 2023, no new investments accounted under the equity method was made.
Investment accounted for at fair value
The Group paid RMB2,665 in cash to invest in private equity fund CCBT LANIAKEA CAPITAL FUND I L.P. in March 2021 and RMB1,976 in cash in stock of Nayuki in June 2021. The Group elected the fair value option in accordance with ASC 825 to account for the investments and recognized the fair value change in its consolidated statements of comprehensive income/(loss). In May 2021, the Group sold the investment in CCBT LANIAKEA CAPITAL FUND I L.P. and recognized investment gain of RMB265. For the years ended December 31, 2021 and 2022, the Group recognized a fair value loss of RMB1,339 and RMB109 for the investment in the stock of Nayuki, respectively. In March 2023, the Group sold the stock of Nayuki and recognized investment gain of RMB78.
Equity investments measured under measurement alternative and NAV practical expedient
Equity investments without readily determinable fair values include investments in a private equity fund accounted for under NAV practical expedient, and investments in private companies accounted for under measurement alternative.
Investment in private equity funds over which the Group does not have the ability to exercise significant influence are accounted for under the NAV practical expedient. In March 2021, the Group paid RMB6,373 in cash to invest in private investment fund of Right Time SPC. The Group does not have the ability to exercise significant influence and elect to account for the investment under the NAV practical expedient. During the years ended December 31, 2021 , 2022 and 2023, the Group recognized a fair value loss of RMB2,885 ,RMB2,675 and RMB257, respectively.
As of December 31, 2021, 2022 and 2023, the Group held investment in certain equity investments measured under measurement alternative. Impairment during the years ended December 31, 2021, 2022 and 2023 were RMB1,610, nil and nil, respectively.

F-4
7

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

10. Short-term borrowing

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB
Bank borrowings (1)	130,000	30,000
Current portion of long-term borrowings (2)	20,000	—

	150,000	30,000

(1)
The Group obtained short-term borrowings to support its operation. The borrowings bear interest rates ranging from 4.60% to 5.00% for the year ended December 31, 2022 and an interest rate of 3.20% for the year ended December 31, 2023.

(2)	The following table summarizes the details of the Group’s long-term borrowings:

Type	Maturity Date	Principal Amount	Interest Rate Per Annum	As of
				December 31, 2022	December 31, 2023
				RMB	RMB
Bank loan	May 19, 2023	20,000	4.75%	20,000	—
Less: Current portion of long-term borrowings				(20,000)	—

				—	—

11. Other payables and accrued expenses
Other payable and accrued expenses consist of the following:

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB
Other tax payables	14,994	9,004
Other payable to suppliers	8,915	8,578
Accrued marketing expense -loyalty points	4,643	3,547
Professional fees	6,211	5,092
Advances from the insured	3,251	2,892
Interest payable	746	48
Deposits	258	352
Payable for asset acquisition	—	910
Withholding social security costs and housing benefits	14,717	1,196
Deferred income	2,395	1,429
Others	2,121	1,802

	58,251	34,850

F-4
8

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

12. Employee benefits
Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance unemployment insurance, maternity insurance, on-the-job
injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB64,238, RMB54,641 and RMB51,426 for the years ended December 31, 2021, 2022 and 2023, respectively.
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

F-
4
9

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
13. Income taxes (Continued)

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested
and the remittance of the dividends will be postponed indefinitely. The Group does not intend to have any of its PRC subsidiaries or VIEs distribute any undistributed profits of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries and VIEs for their PRC operations. As of December 31, 2023, the VIEs are in accumulative loss situation, no withholding tax needs to be accrued and no unrecognized tax liabilities exist.
Composition of income tax expense
The current and deferred portions of income tax expenses are nil during the years ended December 31, 2021, 2022 and 2023 are as follows:
Tax reconciliation
Reconciliation between the income tax expense computed by applying the EIT tax rate to income before income taxes and actual provision were as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Profit/(Loss) before income tax	(107,717)	(33,740)	70,554
Tax expense/(benefit) at EIT tax rate of 25%	(26,929)	(8,435)	17,639
Effect of different tax rates applicable to different subsidiaries of the Group	(3,195)	827	4,785
Changes in valuation allowance	37,948	16,154	(7,578)
Income not subject to tax	(769)	(59)	(895)
Expenses not deductible for tax purposes	2,872	5,608	1,955
Research and development tax credit	(12,627)	(12,442)	(15,906)
Effect on deferred tax assets due to change in tax rates	2,700	—	—

Income tax expense	—	—	—

F-5
0

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)
13. Income taxes (Continued)

Deferred tax assets and deferred tax liabilities
The following tables sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	December 31, 2022	December 31, 2023
	RMB	RMB
Deferred tax assets
Advertising expenses	1,569	1,668
Net accumulated losses carry forward	94,697	80,592
Depreciation and amortization	338	335
Allowance for doubtful accounts	1,505	1,901
Impairment of intangible assets	—	383
Accrued expenses	6,640	5,364
Operating lease liabilities	45,639	35,640

Gross deferred tax assets	150,388	125,883
Less: valuation allowance	(90,049)	(76,937)

Net deferred tax assets	60,339	48,946

Deferred tax liabilities
Intangible assets	12,491	12,048
Operating lease right-of-use assets	45,638	35,639
Gain on equity method investee	605	605
Variable consideration of renewal income	14,096	12,702

Gross deferred tax liabilities	72,830	60,994

Movement of valuation allowance

	For the years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	34,501	73,596	90,049
Additions	37,961	20,122	6,404
Acquisition of subsidiaries	1,147	1,529	22
Reversals	(13)	(3,968)	(13,982)
Expiration	—	(166)	(5,404)
Disposal of subsidiaries	—	(1,064)	(152)

Balance at end of the year	73,596	90,049	76,937

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
noted)
13. Income taxes (Continued)
Movement of valuation allowanc (
Continued
)

As of December 31, 2021, 2022 and 2023, the Group had tax on net operating loss carryforwards of approximately RMB67,714, RMB94,697 and RMB80,592, respectively, which arose from the subsidiaries, VIE and the VIE’s subsidiary established in PRC. As of December 31, 2021, 2022 and 2023, of the tax on net operating loss carryforwards, RMB67,109, RMB94,092 and RMB79,987 was provided for valuation allowance respectively, while the remaining RMB605, RMB605 and RMB605 is expected to be utilized prior to expiration considering future taxable income for respective entities. In 2021, the net operating loss carry forward of Huize Insurance Brokerage, Huize Shidai and Chengdu Huize was provided for the addition of valuation allowance. In 2022, the addition of valuation allowance was mainly provided by the net operating loss carry forward of Chengdu Huize and other certain subsidiaries of VIE, because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimates of its future taxable income. In 2022, the reversal of valuation allowance was mainly caused by the decrease of net operation loss carry forward of Huize Insurance Brokerage. In 2023, the addition of valuation allowance was mainly provided by the net operating loss carry forward of Chengdu Huize and other certain subsidiaries of VIE. In 2023, the reversal of valuation allowance was mainly caused by the increase in net operation profit of Huize Insurance Brokerage offsetting accumulated deductible losses.
According to the Circular of relevant governmental regulatory authorities of Taxation on Extending the Loss Carry-over Period of High-tech Enterprises and High-tech SMEs (Cai Shui [2018] No. 76), from January 1, 2018, the enterprises that have the qualifications of high-tech enterprises or high-tech SMEs will be able to make up for the losses that have not been utilized in the previous five years before the qualification year. The longest carry-over period is extended from 5 years to 10 years. As of December 31, 2023, the net operating loss carryforwards will expire during the period from 2024 to 2032, if unused.
Uncertain tax positions
The liabilities associated with uncertain tax position are RMB2,440 and RMB2,440 as of December 31, 2022 and 2023. The Group did not accrue any potential penalties and interest related to these uncertain tax positions for all years presented on the basis that the likelihood of penalties and interest being charged is not considered to be probable.
The amounts of uncertain tax positions listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. The Group does not expect changes in uncertain tax positions recognized as of December 31, 2023 to be material in the next twelve months. In general, the PRC tax authorities have up to five years and in certain cases up to 10 years to conduct examinations of the tax filings of the Group. There are no ongoing examinations by tax authorities as of December 31, 2023.

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
On February 12, 2020,
t
he Company completed its IPO on the Nasdaq Global Market. 5,322,453 ADSs (including 72,453 ADSs sold upon the full exercise of the underwriters’ over-allotment options), representing 106,449,060 Class A common shares, were issued and sold to the public at a price of US$10.5 per ADS.
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
In March 2022 and March 2023, board of directors authorized a share repurchase program under which the Company may apply existing funds to purchase up to an aggregate of US$5 million worth of the Company’s ADSs over the next 12 months, depending on market conditions and in accordance with applicable laws and the Company’s securities trading policy.
As of December 31, 2022 and 2023, the Company repurchased 826,730 ADSs in total (equivalent to 16,534,600 shares) and 2,343,397 ADSs in total (equivalent to 46,867,940 shares), respectively, and the costs of treasury stock were RMB15,306 and RMB28,580, respectively.

F-5
3

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

15. Share-based compensation
Share-based compensation was recognized in operating expenses for the years ended December 31, 2021, 2022 and 2023 as follows:

	For the year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenue	(387)	11	(7)
Selling expenses	(475)	1,041	286
General and administrative expenses	(665)	9,151	1,997
Research and development expenses	(297)	208	(167)

	(1,824)	10,411	2,109

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
During the year ended 2022 and 2023, 21,631,945 extra share options and 37,060,000 extra share options were granted, respectively.

F-5
4

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

15. Share-based compensation (Continued)
Option Plan (Continued)
The following table summarized the Company’s activities under the Option Plan for the years ended December 31, 2021, 2022 and 2023:

	Number of options	Weighted average exercise price (US$)
Outstanding at January 1, 2021	16,154,051	0.1607
Granted	21,631,945	0.1609
Exercised	(201,040)	0.1607
Forfeited	(740,231)	0.1607
Outstanding at December 31, 2021	36,844,725	0.1608

Vested and exercisable at December 31, 2021	11,884,664	0.1709

Outstanding at January 1, 2022	36,844,725	0.1608
Granted	—	—
Exercised	—	—
Forfeited	(3,020,669)	0.1515
Outstanding at December 31, 2022	33,824,056	0.1616

Vested and exercisable at December 31, 2022	24,166,379	0.1640

Outstanding at January 1, 2023	33,824,056	0.1616
Granted	37,060,000	0.0600
Exercised	(1,232,560)	0.0575
Forfeited	(7,571,687)	0.0583
Outstanding at December 31, 2023	62,079,809	0.0589

Vested and exercisable at December 31, 2023	40,417,309	0.0583

The following table summarizes information regarding the share options outstanding as of December 31, 2023:

	As of December 31, 2023
	Options number	Weighted average exercise price per option	Weighted average remaining contractual life (years)	Aggregate intrinsic value
		US$		US$
Outstanding	62,079,809	0.0589	8.05	—
Exercisable	40,417,309	0.0583	7.43	—
Expected to vest	21,662,500	0.0600	9.21	—
The weighted average fair value of the options was US$ 0.0192 and US$ 0.0161 per option as of December 31, 2022 and 2023, respectively.
The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the fair value of the underlying stock at December 31, 2023.

F-5
5

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

15. Share-based compensation (Continued)
Option Plan (Continued)
The fair value of the option plan was estimated on the date of each balance sheet date using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	Weighted average
	2022	2023
Exercise price (US$)	0.1616	0.0589
Expected forfeiture rate (post-vesting)	5.86%	11.52%
Expected volatility	51.70%	52.10%
Excepted term (in years)	7.67	8.05
Expected dividend yield	0%	0%
Risk-free interest rate	3.9302%	3.8875%
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
Employees Restricted Shares Plan
Under the Employees Restricted Shares Award Agreement, restricted shares which granted to employees vest upon satisfaction of a service condition and a performance condition, which is generally satisfied over four years. The restriction will be removed along with the satisfaction of the service condition. In March 2021, the Company granted additional 320,000 restricted shares to the senior management pursuant to the Global Plan. No restricted shares were granted during the year ended 2022 and 2023.
The following table summarized the Company’s restricted shares activities under the Employees Restricted Shares Plan for the years ended December 31, 2021, 2022 and 2023:

	Options to employees	Weighted average grant-date fair value
Non-vested at January 1, 2021	13,332,607	—
Granted	320,000	2.49
Vested	(4,925,510)	—
Forfeited	(613,553)	—

Non-vested at December 31, 2021	8,113,544	—

Non-vested at January 1, 2022	8,113,544	—
Granted	—	—
Vested	(4,519,185)	—
Forfeited	(163,614)	—

Non-vested at December 31, 2022	3,430,745	—

Non-vested at January 1, 2023	3,430,745	—
Granted	—	—
Vested	(2,145,701)	—
Forfeited	(72,988)	—

Non-vested at December 31, 2023	1,212,056	—

F-5
6

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

15. Share-based compensation (Continued)
Employees Restricted Shares Plan (Continued)
Restricted shares granted to employees are measured based on their grant-date fair values and recognized as compensation cost on a graded-vesting method over the requisite 2.25 to 4 years’ service period. The weighted average grant date fair value of restricted shares granted for the years ended December 31, 2021, 2022 and 2023 were RMB2.49 per share, nil and nil, respectively. As of December 31, 2021, 2022 and 2023, there were a total of RMB11,355, RMB8,163 and RMB463 share-based compensation expenses recognized, respectively. As of December 31, 2021, 2022 and 2023, there were RMB11,883, RMB770 and nil unrecognized share-based compensation, respectively.
Shares Award
Under the Shares Award Agreement, 14,229,183 common shares were awarded to Mr. Cunjun Ma directly through an entity wholly owned by Mr. Cunjun Ma with no consideration on June 30, 2019. The fair value of the shares awarded was RMB4.20 per share, and a total of RMB59,778 share-based compensation expense was recognized on June 30, 2019. No shares were awarded during the years ended December 31, 2021, 2022 and 2023.
16. Operating revenue

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Brokerage income
-Life and Health insurance business	2,170,767	1,046,469	1,043,497
-Property and Casualty insurance business	61,486	62,183	101,036

Brokerage income subtotal	2,232,253	1,108,652	1,144,533

Other income	12,763	49,256	51,019

Total operating revenue	2,245,016	1,157,908	1,195,552

17. Selling expense

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Salaries and employment benefits	222,428	166,588	140,016
Advertising and marketing expenses	97,945	31,026	31,148
Rental and utilities expenses	13,781	15,358	17,169
Traveling expenses	3,734	1,911	3,209
Office expenses	5,623	4,086	3,085
Depreciation and amortizations	680	1,101	1,135
Business development	761	827	1,016
Share-based compensation expenses	(475)	1,041	286
Others	6,096	9,726	7,197

Total	350,573	231,664	204,261

F-5
7

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

18. General and administrative expenses

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Salaries and employment benefits	87,321	59,484	54,608
Professional service expenses	31,868	18,858	19,676
Rental and utilities expenses	33,486	25,056	11,455
Depreciation and amortizations	2,195	11,448	7,668
Office expenses	8,532	6,177	5,077
Bad debt expense	1,445	2,415	3,517
Bank charges	7,955	3,048	3,419
Directors and officers liability insurance premium	7,798	7,891	3,125
VAT Surcharge	6,954	3,529	2,869
Share-based compensation expenses	(665)	9,151	1,997
Traveling expenses	1,675	786	1,508
Other	9,055	6,872	4,485

Total	197,619	154,715	119,404

The following table sets forth the movement of the Group’s allowance for doubtful accounts, including the cumulative effect of the changes on the Group’s consolidated balance sheet as of January 1, 2023 due to the adoption of ASC 326.

	Cash and cash equivalents	Contract assets	Accounts receivable	Insurance premium receivables	Other receivables	Total
	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2022	—	—	3,169	—	—	3,169
Additional allowance, net of recoveries	—	—	1,415	—	1,000	2,415

As of December 31, 2022	—	—	4,584	—	1,000	5,584
Adjustments due to the adoption of ASC 326	551	478	(2,928)	—	(803)	(2,702)

As of January 1, 2023	551	478	1,656	—	197	2,882
Additional allowance, net of recoveries	(31)	93	17	988	500	1,567

As of December 31, 2023	520	571	1,673	988	697	4,449

19. Investment income/(loss)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Fair value change of investments accounted for at fair value	(1,339)	(109)	—
Fair value change of equity investments measured under NAV practical expedient	(2,885)	(2,675)	(257)
Dividends received from equity investments	241	237	361
Impairment loss related to equity investments measured under measurement alternative	(1,610)	—	—
Realized gain/(loss) related to the investments accounted for at fair value	265	—	78
Gain on disposal of subsidiary	—	331	(749)
Fair value change of short-term investments	—	—	(1,089)

Total	(5,328)	(2,216)	(1,656)

F-5
8

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

20. Net profit/(loss) per share
Basic net profit/(loss) per share and diluted net profit/(loss) per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2021, 2022 and 2023 as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net profit/(loss)	(107,717)	(33,740)	70,554
Less: Net profit/(loss) attributable to non-controlling interests	(51)	(2,553)	366

Net profit/(loss) attributable to common shares and redeemable preferred shares	(107,666)	(31,187)	70,188
Net profit/(loss) attributable to common shareholders-Basic and diluted	(107,666)	(31,187)	70,188

Denominator:
Denominator for basic profit/(loss) per share weighted-average common shares outstanding	1,021,861,206	1,021,958,881	1,000,940,698
Dilutive effect of restricted shares	—	—	—
Dilutive effect of share options	—	—	—
Denominator for diluted profit/(loss) per share weighted-average common shares outstanding	1,021,861,206	1,021,958,881	1,000,940,698
Basic and diluted profit/(loss) per share	(0.11)	(0.03)	0.07
The potentially dilutive securities that were not included in the calculation of above dilutive net profit/(loss) per share in the years presented where their inclusion would be anti-diluted include restricted shares of
4,054,623 shares, 11,273,390 shares and 1,347,076 shares for the years ended December 31, 2021, 2022 and 2023, respectively, and share options of nil, 20,246,077 shares and 5,279,732 shares for the years ended December 31, 2021, 2022 and 2023 on a weighted average basis, respectively.
21. Lease
The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	As of December 31, 2022	As of December 31, 2023
	RMB	RMB
Operating lease right-of-use assets	162,180	115,946
Operating lease liabilities	186,107	146,248

F-
5
9

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

21. Lease (Continued)
Lease expenses for these leases are recognized on a straight-line basis over the lease term. For short-term leases over which the Group has elected not to apply the recognition requirements of ASC 842, the Group has recognized the lease payments as expenses on a straight-line basis over the lease term. For the years ended December 31, 2021,2022 and 2023, total lease cost comprised of the following:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating lease cost	46,102	39,476	34,142
Short term lease cost	385	1,724	3,639

Total lease cost	46,487	41,200	37,781

The following table presents the maturity of the Group’s operating lease liabilities as of December 31, 2023:

As of December 31, 2023
RMB
2024	23,719
2025	21,943
2026	23,078
2027	24,274
2028	25,687
Thereafter	55,635

Total operating lease payments (undiscounted)	174,336
Less: Imputed interest	(28,088)

Total operating lease liabilities (discounted)	146,248

As of December 31, 2023, the Group has no significant lease contract that has been entered into but not yet commenced.
Supplemental cash flow information related to the operating leases was as follow:

	For the Year Ended December 31,
	2022	2023
	RMB	RMB
Cash paid for amounts included in operating lease liabilities	24,554	21,312

Pursuant to the lease agreements dated in March, April and December 2023, the Group’s certain leased space was decreased, which led to terminations and partial terminations of the lease contracts. The difference between the decrease in the carrying amount of the lease liabilities and the proportionate decrease in the carrying amount of the right-of-use
assets was recorded as others, net of RMB5,923 in consolidated statements of comprehensive income/(loss). The decrease of lease liabilities constituted a non-cash
financing activity.

F-6
0

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

22. Commitments and contingencies
The Group had investment commitments of RMB11,000 and RMB nil as of December 31, 2022 and December 31, 2023.
23. Restricted net asset
Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax
income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. In addition, restricted cash and insurance premium receivables of the VIE and its subsidiaries can only be used to settle relevant obligations of the VIE and its subsidiaries. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company. As of December 31, 2023, the restricted net assets of the Group’s relevant PRC entities amounted to RMB308,341. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.
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
The Company did not have significant capital and other commitments or guarantees as of December 31, 2023. The subsidiaries did not pay any dividend to the Company for the years presented.

F-6
1

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

24. Parent company only condensed financial information (Continued)
Balance sheet

	As of December 31,
	2022	2023
	RMB	RMB	US$ Note 2(f)
Assets
Cash and cash equivalent, net of allowance for doubtful accounts	5,613	5,296	746
Amount due from related parties	149	106	15
Prepaid expense and other receivables, net of allowance for doubtful accounts	316,172	306,894	43,227
Long-term investments	44,307	118,319	16,665

Total assets	366,241	430,615	60,653

Liabilities and Shareholders’ equity
Other payables and accrued expenses	17,892	17,896	2,521
Contract liabilities	3,332	1,783	251
Payroll and welfare payable	4,138	5,783	815

Total liabilities	25,362	25,462	3,587

Shareholders’ equity
Class A common shares (US$0.00001 par value; 7,000,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 894,456,046 shares issued as of December 31, 2022 and 2023, respectively; 873,068,986 shares and 843,968,206 shares outstanding as of December 31, 2022 and 2023, respectively)	62	62	9
Class B common shares (US$0.00001 par value; 800,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 150,591,207 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	10	10	1
Treasury stock (16,534,600 shares and 46,867,940 shares as of December 31, 2022 and December 31, 2023, respectively)	(15,306)	(28,580)	(4,025)
Additional paid-in capital	904,935	905,958	127,602
Accumulated other comprehensive loss	(17,695)	(14,060)	(1,980)
Accumulated deficit	(531,127)	(458,237)	(64,541)

Total shareholders’ equity	340,879	405,153	57,066

Total liabilities and shareholders’ equity	366,241	430,615	60,653

F-6
2

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

24. Parent company only condensed financial information (Continued)
Statement of Comprehensive Income/(Loss)

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ Note 2(f)
Operating revenue
Other income	1,269	1,553	1,643	231

Total operating revenue	1,269	1,553	1,643	231

Operating cost and expenses
General and administrative expenses	(5,994)	(4,614)	(5,996)	(846)

Operating loss	(4,725)	(3,061)	(4,353)	(615)

Other expense
Interest income	4	—	1	—
Unrealized exchange income	—	—	(1)	—

Profit/(loss) before income tax, and share of loss of subsidiaries and VIEs	(4,721)	(3,061)	(4,353)	(615)

Share of income/(loss) of subsidiaries and VIEs	(102,945)	(28,126)	74,541	10,499

Net profit/(loss)	(107,666)	(31,187)	70,188	9,884

Net profit/(loss) attributable to common shareholders	(107,666)	(31,187)	70,188	9,884

Net profit/(loss)	(107,666)	(31,187)	70,188	9,884
Foreign currency translation adjustment, net of tax	(5,323)	9,600	3,635	512

Total comprehensive income/(loss)	(112,989)	(21,587)	73,823	10,396

F-6
3

HUIZE HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except share data, or otherwise noted)

24. Parent company only condensed financial information (Continued)
Statement of cash flows

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from operating activities:
Net profit/(loss)	(107,666)	(31,187)	70,188	9,884
Adjustments to reconcile net profit/(loss) to net cash used in operating activities:
Unrealized exchange (income)/loss	—	—	1	—
Share of income/(loss) of subsidiaries and VIEs	102,945	28,126	(74,541)	(10,499)
Expected credit loss expenses	—	—	3	—

	(4,721)	(3,061)	(4,349)	(615)

Changes in operating assets and liabilities:
Increase/(decrease) in other payables and accrued expenses	(4,730)	—	4	1
Increase/(decrease) in contract liabilities	4,555	(1,223)	(1,549)	(218)
(Increase)/decrease in prepaid expense and other receivables	21	22,800	8,754	1,233
(Increase)/decrease in accounts receivable and contract assets	216	—	—	—
(Increase)/decrease in amount due from related parties	83	(43)	43	6

Net cash provided by/(used in) operating activities	(4,576)	18,473	2,903	407

Cash flows from investing activities:
Investments in subsidiaries and consolidated VIEs	(247)	—	—	—
Payments of inter-company balances	(161,216)	(23,376)	(6)	(1)

Net cash provided by/(used in) investing activities	(161,463)	(23,376)	(6)	(1)

Cash flows from financing activities:
Proceeds from exercise of options	497	—	560	79
Repurchase of Class A common shares	(3,003)	(6,659)	(13,392)	(1,886)
Proceeds from inter-company balances	—	—	9,461	1,333

Net cash provided by/(used in) financing activities	(2,506)	(6,659)	(3,371)	(474)

Effect of exchange rate changes on cash and cash equivalents	(2,381)	884	158	22

Net increase/(decrease) in cash and cash equivalents and restricted cash	(170,926)	(10,678)	(316)	(46)
Total cash and cash equivalents and restricted cash at beginning of year	187,217	16,291	5,613	791

Total cash and cash equivalents and restricted cash at end of year	16,291	5,613	5,297	745

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

F-6
5