Form 20-F
period 2024-12-31
Huize Holding Ltd
filed 2025-04-23
CIK 1778982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024.
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
Qianhai
Shenzhen-Hong
Kong Cooperation Zone, Shenzhen 518000
People’s Republic of China
Telephone: +86 755 3689 9088
Email:
tanguohao@huize.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American depositary shares (each representing 100 Class A common shares, par value US$0.00001 per share) Class A common shares, par value US$0.00001 per share*	HUIZ	Nasdaq Global Market

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2024, there were (i) 858,266,416 Class A common shares issued and outstanding, par value US$0.00001 per share (excluding 3,619,900 Class A common shares reserved for issuance under our share incentive plans and 50,414,900 Class A common shares in the form of ADSs that we repurchased under our share repurchase program), and (ii) 150,591,207 Class B common shares issued and outstanding, par value US$0.00001 per share.
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

INTRODUCTION

In this annual report on Form 20-F, or this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents 100 Class A common shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A common shares” are to our Class A common shares, par value $0.00001 per share, carrying one (1) vote per share;

•	“Class B common shares” are to our Class B common shares, par value $0.00001 per share, carrying fifteen (15) votes per share;

•	“common shares” are to our Class A common shares and/or our Class B common shares, par value US$0.00001 per share, as the context may require;

•	“GWP” are to gross written premiums, which include first year premiums and renewal premiums where applicable;

•	“insurer partners” are to the insurance companies we work with who underwrite insurance products on our platform;

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

On December 9, 2024, we effected an ADS ratio change to adjust our Class A common share to ADS ratio from one ADS representing twenty (20) Class A common shares to one ADS representing one hundred (100) Class A common shares. Unless otherwise stated, the ADS ratio change has been retrospectively applied for all periods presented in this annual report.

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

PART I

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

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Our Cayman Islands holding company that investors own equity interest in may never directly hold equity interests in the businesses that are conducted by the VIE. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiary, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” In addition, the contractual arrangements may not be as effective as equity ownership in providing us with control over the VIE, and we may incur substantial costs to enforce the terms of the arrangements. Evolvement in the PRC regulations may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, based on officially published and publicly available judgments, the legality and validity of VIE contractual arrangements have not been tested in a court of law in the PRC. There are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant variable interest entity through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the variable interest entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIE, and its shareholders for our operations in China, which may not be as effective as equity ownership in providing operational control,” and “—The shareholders and directors of the VIE may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

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

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Complex regulatory requirements on our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Our current corporate structure and business operations may be affected by the legal system in China, including the interpretation and application of quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We are subject to the changes, interpretation and enforcement of laws and regulations in mainland China.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and 2023 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission- Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiary, the VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiary, the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIE and its subsidiaries in the PRC in all material respects, including, among others, the value-added telecommunications business operating licenses, the insurance intermediary license, the record-filing certificate on insurance adjustment assessment business and the record-filing certificate on the graded protection of information system security. Any failure to obtain or delay in obtaining such permissions or approvals, or a rescission of any such approval if obtained by us, would subject us to regulatory measures by the applicable PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. Due to clarification or development in the interpretation and implementation of relevant laws and regulations and the evolving enforcement practices of the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain, renew or retain licenses, permits or approvals may affect our ability to conduct or expand our business” and “—We may be adversely affected by the complexity and evolvements in PRC regulations of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Meanwhile, the PRC government has sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022, and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, which became effective on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer require that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer provide certain circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where a data processor transfers important data overseas; (ii) where a critical information infrastructure operator, or a data processor processing the personal information of more than one million individuals, who, in either case, transfers personal information overseas; (iii) where a data processor who has, since January 1 of the previous year cumulatively transferred overseas the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which are collectively referred to as the Overseas Listing Filing Rules. The Overseas Listing Filing Rules formally came into effect on March 31, 2023. According to the Overseas Listing Filing Rules, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. In connection with our historical issuance of securities to foreign investors, we have not been required to file with the CSRC, nor have we been subject to any cyber security review initiated by the CAC. However, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Overseas Listing Filing Rules. Therefore, we are required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Filing Rules. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” If (i) we fail to obtain the approval or complete other filing procedures, (ii) we inadvertently conclude that such approval or filing procedures are not required, while they actually are required, or (iii) we are required to obtain the approval or complete other filing procedures as a result of changes of applicable laws, regulations or interpretations thereof but fail to do so, we may face regulatory measures by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Our business generates and processes a large amount of data, and is subject to complex and evolving Chinese and international laws and regulations regarding privacy, data protection and cybersecurity. Any failure to protect the confidential information of third parties or improper use or disclosure of such data may subject us to liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation, and deter our clients from using our products and services.”

Cash Flows through Our Organization

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE is subject to internal approval. The cash of our group is under the unified management of our finance department and is dispatched and applied to each operating entity based on the budget and operating conditions of the specific operating entity. Each cash requirement, after raised by an operating entity, is required to go through a three-level review process of our finance department. The funding team of the finance department will allocate the cash to the operating entity after the application for cash requirement is approved by the responsible person in the finance department. To date, we have not had difficulty in transferring cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE. For details of the financial position, cash flows and results of operations of the VIE and its subsidiaries, see “Item 3. Key Information—Financial Information Related to the Subsidiaries and Consolidated Variable Interest Entity.”

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

Notes:

(1)

For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal the taxable income of mainland China.

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
(4)

The Enterprise Income Tax Law of the PRC imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax rate of 10% would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our WFOE under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIE exceed the fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by mainland Chinese tax authorities), the VIE could, as a matter of last resort, make a non-deductible transfer to our WFOE for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for our WFOE.

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

Our WFOE, being a foreign-invested enterprise established in mainland China, is required to make appropriations to certain statutory reserves, namely, a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. Our WFOE is required to allocate at least 10% of its after-tax profits after making up the previous year’s accumulated losses each year, if any, to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the PRC subsidiary.

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

Financial Information Related to the Subsidiaries and Consolidated Variable Interest Entity

The following tables present the condensed consolidating schedule of financial position for the subsidiaries and consolidated variable interest entity and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2022						For the Year Ended December 31, 2023							For the Year Ended December 31, 2024
	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000	Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000	Consolidated RMB’000
Operating revenue
Brokerage commission income	—	1,562	—	1,107,090	—	1,108,652	—	19,661	—	1,124,872	—		1,144,533	—	228,734	—	965,093	—	1,193,827
Other income	1,553	—	—	49,223	(1,520)	49,256	1,643	926	—	48,450	—		51,019	1,808	9,232		44,047		55,087

Total operating revenue	1,553	1,562	—	1,156,313	(1,520)	1,157,908	1,643	20,587	—	1,173,322	—		1,195,552	1,808	237,966	—	1,009,140	—	1,248,914

Operating costs and expenses
Cost of revenue	—	(942)	—	(705,067)	—	(706,009)	—	(17,151)	—	(711,917)	—		(729,068)		(203,664)	—	(651,832)	—	(855,496)
Cost of other income	—	—	—	(28,282)	—	(28,282)	—	(1,019)	—	(18,919)	—		(19,938)				(12,790)		(12,790)
Selling expenses	—	(1,250)	(1,520)	(230,414)	1,520	(231,664)	—	(2,653)	—	(201,608)	—		(204,261)	—	(22,666)	(28)	(169,731)	—	(192,425)
General and administrative expenses	(4,614)	(13,514)	(68)	(136,519)	—	(154,715)	(5,996)	(12,165)	(108)	(101,135)	—		(119,404)	(7,662)	(28,977)	(2)	(110,128)	—	(146,769)
Research and development expenses	—	—	—	(80,911)	—	(80,911)	—	—	—	(71,842)	—		(71,842)	—	(585)	—	(61,806)	—	(62,391)

Total operating costs and expenses	(4,614)	(15,706)	(1,588)	(1,181,193)	1,520	(1,201,581)	(5,996)	(32,988)	(108)	(1,105,421)	—		(1,144,513)	(7,662)	(255,892)	(30)	(1,006,287)	—	(1,269,871)

Operating (loss) income	(3,061)	(14,144)	(1,588)	(24,880)	—	(43,673)	(4,353)	(12,401)	(108)	67,901	—		51,039	(5,854)	(17,926)	(30)	2,853	—	(20,957)
Other income/ (expenses)											—								—
Interest (expenses)/ income	—	525	5	(5,592)	—	(5,062)	1	1,946	1	841	—		2,789	—	2,133	1	2,005	—	4,139
Unrealized exchange (loss)/income	—	(84)	5	—	—	(79)	(1)	(435)	—	—	—		(436)	—	(684)	—	—	—	(684)
Investment income	—	(2,784)	—	568	—	(2,216)	—	(179)	—	(1,477)	—		(1,656)	—	(204)	—	(307)	—	(511)
Others, net	—	257	1,292	17,941	—	19,490	—	1	—	18,400	—		18,401	—	335	—	16,844	—	17,179

Profit before income tax, and share of (loss)/income of equity method investee	(3,061)	(16,230)	(286)	(11,963)	—	(31,540)	(4,353)	(11,068)	(107)	85,665	—		70,137	(5,854)	(16,346)	(29)	21,395	—	(834)

Income tax expense	—	—	—	—	—	—	—	—	—	—	—		—	—	(341)	—	206	—	(135)
Share of income/(loss) of equity method investee	—	—	—	(2,200)	—	(2,200)	—	—	—	417	—		417	—	—	—	1,535	—	1,535
Share of income/(loss) of subsidiaries and VIE	(28,126)	(11,896)	(11,610)	—	51,632	—	74,541	85,609	85,716	—	(245,866	)(i)	—	5,205	21,493	21,522	—	(48,220)	—

Net profit/(loss)	(31,187)	(28,126)	(11,896)	(14,163)	51,632	(33,740)	70,188	74,541	85,609	86,082	(245,866)		70,554	(649)	4,806	21,493	23,136	(48,220)	566

	For the Year Ended December 31, 2022							For the Year Ended December 31, 2023						For the Year Ended December 31, 2024
	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000	Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000	Consolidated RMB’000
Net profit/(loss) attributable to non-controlling interests	—	—	—	(2,553)	—		(2,553)	—	—	—	366	—	366	—	(399)	—	1,614	—	1,215
Net profit/(loss) attributable to Huize Holding Limited	(31,187)	(28,126)	(11,896)	(11,610)	51,632		(31,187)	70,188	74,541	85,609	85,716	(245,866)	70,188	(649)	5,205	21,493	21,522	(48,220)	(649)

Net (loss)/profit attributable to common shareholders	(31,187)	(28,126)	(11,896)	(11,610)	51,632		(31,187)	70,188	74,541	85,609	85,716	(245,866)	70,188	—	(399)	—	1,614	—	1,215

Net profit/(loss)	(31,187)	(28,126)	(11,896)	(14,163)	51,632		(33,740)	70,188	74,541	85,609	86,082	(245,866)	70,554	(649)	4,806	21,493	23,136	(48,220)	566
Foreign currency translation adjustment, net of tax	9,600	(14,324)	—	—	14,324	(ii)	9,600	3,635	(5,340)	—	—	5,340 (ii)	3,635	1,196	(7,185)	—	—	7,185	1,196

Comprehensive income/(loss)	(21,587)	(42,450)	(11,896)	(14,163)	65,956		(24,140)	73,823	69,201	85,609	86,082	(240,526)	74,189	547	(2,379)	21,493	23,136	(41,035)	1,762

Comprehensive income/(loss) attributable to non-controlling interests	—	—	—	(2,553)	—		(2,553)	—	—	—	366	—	366	—	(399)	—	1,614	—	1,215
Comprehensive income/ (loss) attributable to Huize Holding Limited	(21,587)	(42,450)	(11,896)	(11,610)	65,956		(21,587)	73,823	69,201	85,609	85,716	(240,526)	73,823	547	(1,980)	21,493	21,522	(41,035)	547

Note 1:

(1)	The elimination represents equity pick-up of net profits and losses in the subsidiaries of the parent company, WFOE and the VIE and its subsidiaries.
(2)	The elimination represents equity pick-up of other comprehensive income in the subsidiaries of the parent company.

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2023							As of December 31, 2024
	Parent company RMB’000	Subsidiaries of parent Company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 2) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent Company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 2) RMB’000		Consolidated RMB’000
Assets
Current assets
Cash and cash equivalent, net	5,296	84,285	537	159,140	—		249,258	1,564	48,634	506	182,503	—		233,207
Restricted cash	—	—	—	42,307	—		42,307	—	—	—	61,708	—		61,708
Short-term investments	—	—	—	8,879	—		8,879	—	—	—	5,000	—		5,000
Contract Assets, net	—	—	—	41,481	—		41,481	—	—	—	71,085	—		71,085
Accounts receivable, net	—	3,142	—	175,152	—		178,294	—	43,647	—	113,433	—		157,080
Insurance premium receivables, net	—	—	—	927	—		927	—	—	—	1,763	—		1,763
Amount due from related parties	106	—	—	277	—		383	109	657	—	229	—		995
Deferred costs	—	—	—	6,147	—		6,147	—	—	—	—	—		—
Prepaid expense and other receivables, net	1,368	1,682	101	75,633	—		78,784	980	2,566	103	64,522	—		68,171
Amount due from the group companies	305,526	603	128,910	27,096	(462,135	)(i)	—	314,513	906	128,910	27,096	(471,425	)(i)	—

Total current assets	312,296	89,712	129,548	537,039	(462,135)		606,460	317,166	96,410	129,519	527,339	(471,425)		599,009
Non-current assets
Restricted cash	—	—	—	29,687	—		29,687	—	—	—	29,883	—		29,883
Property, Plant and Equipment, net	—	286	—	53,821	—		54,107	—	816	—	46,267	—		47,083
Intangible assets, net	—	5,296	—	45,447	—		50,743	—	23,357	—	45,483	—		68,840
Deferred tax assets	—	—	—	—	—		—	—	—	—	—	—		—
Long-term investments	—	10,021	—	66,667	—		76,688		9,930		56,786			66,716
Investment in subsidiaries	118,319	328,410	—	—	(446,729	)(ii)	—	124,272	358,673			(482,945	)(ii)	—
Investment in VIE	—	—	198,862	—	(198,862	)(ii)	—			229,157		(229,157	)(ii)	—
Operating lease right-of-use assets	—	534	—	115,412	—		115,946	—	1,676	—	19,039	—		20,715
Goodwill	—	—	—	461	—		461	—	14,075	—	461	—		14,536
Contract Assets, net	—	—	—	12,495	—		12,495	—	—	—	28,435	—		28,435
Other Assets	—	419	—	—	—		419	—	8,861	—	120	—		8,981

Total non-current assets	118,319	344,966	198,862	323,990	(645,591)		340,546	124,272	417,388	229,157	226,474	(712,102)		285,189

Total assets	430,615	434,678	328,410	861,029	(1,107,726)		947,006	441,438	513,798	358,676	753,813	(1,183,527)		884,198

Liabilities, and Shareholders’ Equity
Short-term borrowings	—	—	—	30,000	—		30,000	—	—	—	50,000	—		50,000
Accounts payable	—	7,318	—	204,587	—		211,905	—	45,362	—	156,692	—		202,054
Insurance premium payables	—	—	—	37,514	—		37,514	—	—	—	56,042	—		56,042
Contract liabilities	1,783	—	—	945	—		2,728	—	—	—	—	—		—
Other payables and accrued expenses	—	1,228	—	33,622	—		34,850	—	13,083	—	31,351	—		44,434
Amount due to the group companies	17,896	306,155	—	138,084	(462,135	)(i)	—	17,893	315,236		138,296	(471,425	)(i)	—
Payroll and welfare payable	5,583	—	—	50,624	—		56,207	14,156	(115)	—	26,964	—		41,005
Income taxes payable	—	—	—	2,440	—		2,440	—	341	—	2,234	—		2,575
Operating lease liabilities	—	581	—	16,368	—		16,949	—	1,790	—	14,953	—		16,743
Amount due to related parties	—	—	—	2,451	—		2,451	—	—	—	2,495	—		2,495

Total current liabilities	25,262	315,282	—	516,635	(462,135)		395,044	32,049	375,697	—	479,027	(471,425)		415,348

Non-current liabilities
Long-term borrowings	—	—	—	—	—		—	—	—	—	—	—		—
Deferred tax liabilities	—	1,077	—	10,971	—		12,048	—	3,904	—	10,971	—		14,875
Operating lease liabilities	—	—	—	129,299	—		129,299	—	—	—	24,082	—		24,082
Payroll and welfare payable	200	—	—	—	—		200	649	—	—	—	—		649

	As of December 31, 2023						As of December 31, 2024
	Parent company RMB’000	Subsidiaries of parent Company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 2) RMB’000	Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent Company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 2) RMB’000	Consolidated RMB’000
Assets
Total non-current liabilities	200	1,077	—	140,270	—	141,547	649	3,904	—	35,053	—	39,606

Total liabilities	25,462	316,359	—	656,905	(462,135)	536,591	32,698	379,601	—	514,080	(471,425)	454,954

Shareholders’ equity	405,153	118,319	328,410	204,124	(645,591)	410,415	408,740	134,197	358,676	239,733	(712,102)	429,244
Total liabilities and shareholders’ equity	430,615	434,678	328,410	861,029	(1,107,726)	947,006	441,438	513,798	358,676	753,813	(1,183,527)	884,198

Note 2:

(1)	The elimination mainly represents inter-company loans among the parent company, the subsidiaries of the parent company, WFOE and the VIE.
(2)	The elimination represents offsetting entries for investment of the parent company against the equities of the subsidiaries of parent company and the VIE.

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2022							For the Year Ended December 31, 2023							For the Year Ended December 31, 2024
	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000	Consolidated RMB’000
Net cash provided by/(used in) operating activities	18,473	(34,064)	(382)	(69,094)	—		(85,067)	2,903	(14,971)	(112)	149,531	—		137,351	173	(23,367)	(32)	4,300	—	(18,926)

Cash flows from investing activities:
Purchase of long-term investment	—	—	—	(10,000)	—		(10,000)	—	—	—	—	—		—	—	—	—	—	—	—
Purchase of short-term investment	—	—	—	—	—		—	—	—	—	(9,968)	—		(9,968)	—	—	—	(73,327)	—	(73,327)
Purchase of property, equipment and intangible assets	—	(50)	—	(16,773)	—		(16,823)	—	(434)	—	(30,090)	—		(30,524)	—	(247)	—	(4,037)	—	(4,284)
Proceeds from disposal of Properly, equipment and intangible assets	—	4	—	1,044	—		1,048	—	—	—	955	—		955	—	63	—	363	—	426
Acquisition of subsidiary, net of cash paid	—	—	—	(25,964)	—		(25,964)	—	(2,441)	—	—	—		(2,441)	—	(8,046)	—	—	—	(8,046)
Investment in subsidiaries from parent	—	—	—	—	—		—	—	—	—	—	—		—	—	—	—	—	—	—
Investment in WFOE from subsidiaries	—	—	—	—	—		—	—	—	—	—	—		—	—	—	—	—	—	—
Payments of inter-company balances	(23,376)	—	(6,041)	—	29,417	(i)	—	(6)	(10,065)	—	—	10,071	(iii)	—	(3,925)	(302)	—	—	4,227	—
Proceeds from disposal of investments	—	—	—	700			700	—	874	—	—	—		874	—	—	—	76,701	—	76,701
Advances from disposal of an investment	—	—	—	—	—		—	—	—	—	—	—		—	—	—	—	1,500	—	1,500
Distribution from equity investees	—	—	—	—	—		—	—	—	—	—	—		—	—	—	—	9,925	—	9,925
Cash received for disposal of subsidiary	—	—	—	3,640	—		3,640	—	—	—	1,645	—		1,645	—	—	—	—	—	—
Advances to a third party	—	—	—	(26,000)	—		(26,000)	—	—	—	(23,000)	—		(23,000)	—	(12,582)	—	(12,800)	—	(25,382)

	For the Year Ended December 31, 2022						For the Year Ended December 31, 2023						For the Year Ended December 31, 2024
	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000	Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000	Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000	Consolidated RMB’000
Advance to a related party	—	—	—	—	—	—	—	—	—	—	—	—	—	(657)	—	—	—	(657)
Repayment from a third Party	—	—	—	16,000	—	16,000	—	—	—	—	—	—	—	3,904	—	15,800	—	19,704
Interests received	—	—	—	876	—	876	—	—	—	1,075	—	1,075	—	—	—	—	—	—
Others	—	—	—	237	—	237	—	—	—	361	—	361	—	—	—	198	—	198

Net cash provided by/(used in) investing activities	(23,376)	(46)	(6,041)	(56,240)	29,417	(56,286)	(6)	(12,066)	—	(59,022)	10,071	(61,023)	(3,925)	(17,867)	—	14,323	4,227	(3,242)

	For the Year Ended December 31, 2022							For the Year Ended December 31, 2023							For the Year Ended December 31, 2024
	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000	Consolidated RMB’000
Cash flows from financing activities:
Proceeds from borrowings	—	—	—	270,200	—		270,200	—	—	—	37,000	—		37,000	—	—	—	50,000	—	50,000
Repayments of borrowings	—	—	—	(367,524)	—		(367,524)	—	—	—	(161,473)	—		(161,473)	—	(411)	—	(30,000)	—	(30,411)
Proceeds from inter-company balances	—	23,376	—	6,041	(29,417	)(iii)	—	9,461	6	—	604	(10,071	)(iii)	—	—	3,925	—	302	(4,227)	—
Repurchase of Class A common shares	(6,659)	—	—	—	—		(6,659)	(13,392)	—	—	—	—		(13,392)	(77)	—	—	—	—	(77)
Proceeds from exercise of share option		—	—	—	—		—	560	—	—	—	—		560	—	—	—	—	—	—
Cash received by subsidiaries from minority shareholders	—	—	—	2,850	—		2,850	—	—	—	3,750	—		3,750	—	—	—	3,700	—	3,700
Capital injection from subsidiaries	—	—	—	—	—		—	—	—	—	—	—		—	—	—	—	—	—	—
Net cash provided by/(used in) financing activities	(6,659)	23,376	—	(88,433)	(29,417)		(101,133)	(3,371)	6	—	(120,119)	(10,071)		(133,555)	(77)	3,514	—	24,002	(4,227)	23,212

Effect of exchange rate changes on cash and cash equivalents	884	8,703	—	—	—		9,587	158	2,756	—	—	—		2,914	96	2,056	—	—	—	2,152

Net increase in cash and cash equivalents and restricted cash	(10,678)	(2,031)	(6,423)	(213,767)	—		(232,899)	(316)	(24,275)	(112)	(29,610)	—		(54,313)	(3,733)	(35,664)	(32)	42,625	—	3,196
Total cash and cash equivalents and restricted cash at beginning of year	16,291	110,614	7,073	475,006	—		608,984	5,613	108,583	650	261,239	—		376,085	5,297	84,308	538	231,629	—	321,772

Total cash and cash equivalents and restricted cash at end of year	5,613	108,583	650	261,239	—		376,085	5,297	84,308	538	231,629	—		321,772	1,564	48,644	506	274,254	—	324,968

Note 3:

(1)	The elimination represents the cash flow from exercise of share option between the parent company and the VIE and its subsidiaries.
(2)	The elimination represents inter-company capital injections between the subsidiaries of the parent company and WFOE.
(3)	The elimination mainly represents inter-company loans among the parent company, the subsidiaries of the parent company, WFOE and the VIE.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•

we operate in the emerging, rapidly evolving and highly competitive online and offline insurance product and service industry, which makes it difficult to predict our future prospects. Our historical operating and financial results may not be indicative of future performance;

•

our businesses are highly regulated, and the administration, interpretation and enforcement of the laws, regulations and regulatory requirements currently applicable to us are evolving. Non-compliance with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may materially and adversely affect our business and prospects;

•	we incurred operating losses and net losses in the past, and we may not be able to stay profitable in the future;

•	our cooperation with user traffic channels is subject to changes in the regulatory requirements;

•

our business generates and processes a large amount of data, and is subject to complex and evolving Chinese and international laws and regulations regarding privacy, data protection and cybersecurity. Any failure to protect the confidential information of third parties or improper use or disclosure of such data may subject us to liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation, and deter our clients from using our products and services;

•	failure to obtain, renew or retain licenses, permits or approvals may affect our ability to conduct or expand our business;

•

if we fail to source, design and develop insurance products catering to the evolving needs of insurance clients, we may not be able to retain existing insurance clients or attract new insurance clients to our platform;

•	we leverage our user traffic channels to attract new insurance clients to our platform and incur significant costs on paying our user traffic channels service fees;

•

any harm to our brand, failure to maintain and enhance our brand recognition, or failure to do so in a cost-effective manner may materially and adversely affect our business and results of operations; and

•	we depend on our cooperation with our insurer partners. Our business may be negatively affected if our insurer partners do not continue their relationship with us or if their operations fail.

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•

we are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) the VIE with which we have maintained contractual arrangements, and (ii) the VIE’s subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to insurance brokerage, insurance agent and the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiary, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole;

•	we rely on contractual arrangements with the VIE, and its shareholders for our operations in China, which may not be as effective as equity ownership in providing operational control;

•

the shareholders and directors of the VIE may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected;

•

the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations may impact the viability of our current corporate structure, corporate governance, business operations and financial results;

•	Cayman Islands economic substance requirements may have an effect on our business and operations; and

•	our ability to enforce the equity pledge agreements between us and the shareholders of the VIE may be subject to limitations based on PRC laws and regulations.

Risks Relating to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•

the PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections;

•

our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment;

•

the approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing;

•	complex regulatory requirements on our business operation could result in a material adverse change in our operations and the value of our ADSs;

•

adverse changes in China’s economic, political and social conditions, as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects; and

•	we are subject to the changes, interpretation and enforcement of laws and regulations in mainland China.

Risks Relating to Our ADSs

In addition to the risks described above, we are subject to general risks relating to our ADSs, including but not limited to the following:

•

if we fail to regain compliance on Nasdaq’s minimum bid price requirement, or fail to meet other continued listing requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs;

•	the trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors; and

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

Our businesses are highly regulated, and the administration, interpretation and enforcement of the laws, regulations and regulatory requirements currently applicable to us are evolving. Non-compliance with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may materially and adversely affect our business and prospects.

We operate in a highly regulated industry in China, and the regulatory regime continues to evolve. The regulatory authority has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. We face challenges brought by these new laws, regulations and regulatory requirements, the interpretation and application thereof may also continually develop in the future.

China’s insurance regulatory regime is undergoing changes. On May 18, 2023, the National Financial Regulatory Administration was officially established and has replaced the China Banking and Insurance Regulatory Commission, or the CBIRC, to become the new insurance regulatory body in China. Further development of regulations applicable to us may result in additional restrictions on our business operations or more intensive competition in this industry. We might be required to spend significant time and resources in order to comply with any material changes in the regulatory environment, which could trigger significant changes to the competitive landscape of the industry where we operate, and we may lose some or all of our competitive advantages during this process. We may change the insurance product mix we offer online or offline in response to the changing market demands following any change of regulatory requirements. We may add to our product mix insurance products offered online or offline that we have little experience with, or reduce or cease the offering of insurance products that used to be popular, each of which may adversely affect our results of operations. Our practice to expand into the offline insurance intermediary market also subjects us to applicable laws and regulations with respect to offline insurance intermediary business, and we cannot assure you that we could fully comply with applicable laws and regulations or fully satisfy the regulatory requirements, failure of which will subject us to regulatory reviews and inspections or even legal liabilities, which could negatively affect our business and results of operations.

There may also be future laws, rules, regulations and guidance that may be applicable to us. The National Financial Regulatory Administration issued the Notice on Matters Related to Regulating Bancassurance Channels of Life Insurance Companies promulgated in January 2024 provides that insurance companies should strictly adhere to the insurance terms and premium rates filed, known as the “unified reporting and underwriting” policy, which currently applies only to bancassurance channels. The policy aims to standardize the bancassurance business of life insurance companies and requires the life insurance companies to strictly adhere to the insurance terms and premium rates filed with the National Financial Regulatory Administration. Insurance companies are required to implement expense policies according to the product actuarial reports filed with the National Financial Regulatory Administration, and the commissions paid to bancassurance channels must not exceed the specified maximum commission rate. Notwithstanding that a similar policy has not been promulgated for insurance intermediaries, the insurance companies adjusted commission rates of insurance intermediaries downwards, in particular commission rates for long-term life insurance products out of prudence. The insurance companies lowered the commission rates to insurance intermediaries so that their actual operating costs would not exceed the expected operating costs calculated based on the product actuarial reports filed with the National Financial Regulatory Administration. As a result, our long-term life insurance business may be affected.

In addition, how the changing laws, regulations and regulatory requirements would apply to our business depends on further interpretation and clarification of regulatory authorities. The National Financial Regulatory Administration and its local counterparts have discretion in the administration, interpretation and enforcement of these laws, regulations and regulatory requirements, as well as authority to impose regulatory measures on industry participants. In certain circumstances, it may be difficult to determine which actions or omissions may be deemed to be in violation of applicable laws, regulations or regulatory requirements. For example, there is no guarantee that our marketing activities would not subject us to administrative measures with effect to be taken by regulatory authorities. Furthermore, misconduct of our insurer partners, user traffic channels or other business partners in violation of any of these laws, regulations or regulatory requirements might subject us to fines, civil or criminal liabilities, being required to modify or terminate part or all of our business operations or even being disqualified from providing services to our insurer partners or insurance clients. The occurrence of any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects.

Moreover, Chinese regulatory authorities may conduct various reviews and inspections on our business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. If any non-compliance incidents in our business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. We cannot assure you that we will be able to fully rectify all non-compliance incidents, if any, in a timely manner or fully satisfy the regulatory requirements, or we will not be subject to any future regulatory reviews and inspections if non-compliance incidents are identified, which might materially and adversely affect our business, financial condition, results of operations and prospects.

We incurred operating losses and net losses in the past, and we may not be able to stay profitable in the future.

For the years ended December 31, 2022, 2023 and 2024, we had net loss of RMB33.7 million, net profit of RMB70.6 million and net profit of RMB0.6 million (US$0.1 million), respectively, and we had operating loss of RMB43.7 million, operating profit of RMB51.0 million and operating loss of RMB21.0 million (US$2.9 million), respectively. Although we generated net profit in 2023 and 2024, we cannot assure you that we will remain profitable in the future. Our operating costs and expenses may increase in the foreseeable future as we continue to grow our business, acquire new clients and further develop our insurance product and service offering and increase brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, if we fail to compete successfully with our existing or potential competitors, or if our tailor-made insurance products are not accepted by the market as we expect, we will receive lower-than-expected insurance brokerage income, and our financial results will be adversely affected. If regulatory authorities promulgate new laws, regulations and regulatory requirements that limit our business operations, especially with regard to our fee or cost model, our results of operations will suffer. As a result of the foregoing and other factors, our net profit margins may decline or we may incur net losses again in the future, and may not be able to maintain profitability on a quarterly or annual basis.

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

Since 2021, the PRC government authorities have promulgated a series of laws and regulations to build a system for cybersecurity review. Pursuant to the Cybersecurity Review, which was promulgated by the CAC and 12 other governmental authorities in December 2021 an became effective on February 15, 2022, critical information infrastructure operators that procure internet products and services, as well as network platform operators engaging in data processing activities, must be subject to a cybersecurity review if their activities affect or may affect national security. As of the date of this annual report, no detailed rules or implementation has been issued by any authority. See “Item 4. Information on the Company—Business Overview—Regulations—Regulations on Internet—Regulations on Information Security” for more details. Furthermore, the definition of “affect or may affect national security” has not been clarified by any PRC regulatory authorities, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Due to the lack of further clarifications or detailed rules and regulations, it is unclear as to whether and to what extent listed companies like us will be subject to these requirements. As of the date of this annual report, we have not been informed as a critical information infrastructure operator by any government authorities, and we have not been involved in any formal investigations on cybersecurity review made by the CAC. However, if we are subject to a cybersecurity review, or if the PRC regulatory agencies later promulgate new rules or interpretations that subject us to their approvals, we may be unable to obtain a waiver for such requirements, and we may face penalties for failure to obtain or delay in obtaining approvals. If we are required to comply with these requirements but fail to do so in a timely manner, or at all, our business operation, financial conditions and business prospect, as well as the trading price of the ADSs, may be materially and adversely affected.

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

We cannot assure you that our existing privacy and personal protection system and technical measures will be considered sufficient under applicable laws and regulations. We could be adversely affected if legislation or regulations in mainland China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain globally, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

Failure to obtain, renew or retain licenses, permits or approvals may affect our ability to conduct or expand our business.

We are required to obtain applicable licenses, permits and approvals from different PRC regulatory authorities in order to conduct or expand our business. In order to operate our internet-based insurance intermediary business, we have obtained, renewed and maintained our insurance intermediary licenses, ICP license and electronic data interchange license, as required by the PRC regulatory authorities. However, we cannot assure you that we will be able to obtain licenses and permits necessary to conduct all our future or innovative internet-based businesses, mobile businesses and related businesses in mainland China in a timely manner, failure of which may subject us to fines and other legal or administrative penalties. In addition, PRC regulatory authorities may issue new regulations governing the internet or the insurance product and service industry that require us to obtain additional licenses, permits or approvals for our current or future business operations. As a result, we cannot assure you that we will be able to obtain, maintain or renew licenses, permits and approvals covering sufficient scope of business, in a timely manner or at all.

If we fail to source, design and develop insurance products catering to the evolving needs of insurance clients, we may not be able to retain existing insurance clients or attract new insurance clients to our platform.

Our future growth depends on our ability to continue to attract new insurance clients and to generate new purchases from existing clients. We must stay abreast of emerging client preferences and product trends that will appeal to existing and potential insurance clients. Our platform makes personalized recommendations of insurance products to clients based on their needs and offers a comprehensive suite of services to ensure a smooth and efficient insurance experience. We also develop insurance products in cooperation with our insurer partners to meet the evolving needs of insurance clients. Our ability to provide these products and services is dependent on our insurance expertise and our market data analytical capabilities. However, there is no assurance that the insurance products and services that we design and develop together with our insurer partners will cater to the needs of potential or existing insurance clients, sustain for a period of time that we expect them to, or be welcomed or accepted by the market at all. If insurance clients cannot find their desired products on our platform at attractive prices and terms, or find their experience with us dissatisfactory, they may lose trust in us and turn to other channels for their insurance needs, which in turn may materially and adversely affect our business, financial condition and results of operations.

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

Our relationship with insurer partners is crucial to our success. We generate a substantial portion of our revenues from commission fees paid by insurer partners. Certain insurer partners have accounted for a significant portion of our revenues in the past. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 56.5%, 57.4% and 33.0% of our total operating revenue in 2022, 2023 and 2024, respectively. While we continually seek to diversify our insurer partners, there can be no assurance that the concentration will decrease. Our ability to attract clients depends on the quantity and quality of insurance products offered by insurer partners on our platform. We provide intelligent underwriting services and integrated solutions to our insurer partners. Our arrangements with our insurer partners are typically not exclusive, and they may have similar arrangements with our competitors. If insurer partners are dissatisfied with our services and solutions or find us ineffective in enhancing their profitability, they may terminate their relationships with us and decide to cooperate with our competitors.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. We have been subject to such requirement starting from fiscal year 2020. In addition, we expect that we will cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act, and therefore, an independent registered public accounting firm for a public company may be required to issue an attestation report on the effectiveness of our internal control over financial reporting, subject to certain other exemptions.

In the course of preparing our consolidated financial statements for prior fiscal years, we identified one material weakness in our internal control over financial reporting. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified in our internal control relates to the lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to identify and implement relevant controls to address risks of material misstatements and to prepare consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. As a result of the identification of this material weakness, we have implemented a series of measures to address the material weaknesses, such as hiring a knowledgeable financial reporting and accounting professional with expertise in U.S. GAAP in March 2025, and conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel. Although the remediation measures were implemented, they will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the previously identified material weakness still existed as of December 31, 2024. We plan to continue to implement measures to remedy the identified material weakness. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, we can give no assurance that the implementation of these measures will be sufficient to eliminate this material weakness or any other material weakness or significant deficiency in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the ADSs.

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

The sophisticated and innovative technologies we use for the operation of our business are new and require continual developments and upgrades. We cannot assure you that these technologies will fully support our business.

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

We are engaged in the insurance intermediary business and derive revenues primarily from commission fees paid by the insurer partners whose insurance policies our clients purchase. The commission fee rates are set by insurer partners or negotiated between insurer partners and us, and are based on the premiums that the insurer products charge. Commission fee rates and premiums can change based on the prevailing economic, regulatory, taxation and competitive factors that affect our insurer partners. These factors, which are not within our control, include the capacity of insurer partners to place new business, profits of insurer partners, consumer demand for insurance products, the availability of comparable products from other insurance companies at lower costs, and the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers. In addition, premium rates for certain insurance products are tightly regulated by the National Financial Regulatory Administration. Because we do not determine, and cannot predict, the timing or extent of premium or commission fee rate changes, we cannot predict the effect any of these changes may have on our operations. Any decrease in premiums or commission fee rates may significantly affect our profitability.

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

A significant portion of the total GWP we facilitate is from a limited number of popular insurance products, primarily our tailor-made long-term life and health insurance products. In 2024, the top five insurance products in terms of GWP contribution aggregately accounted for 43.1% of the total GWP we facilitated, as compared to 41.7% in 2023. We believe the concentration was partially due to the comprehensive protection coverage with reasonable policy terms, making these tailor-made insurance products more attractive than others. Although we plan to continue to diversify our product offerings, launch more tailor-made insurance products, expand our client base and generate brokerage income from a wider variety of insurance products, we cannot guarantee you that we will be able to succeed, and that such concentration will decrease. If we cannot continue to offer these popular insurance products for any reason or the popularity of these products decline, our brokerage income may decrease, and our financial condition and results of operations may be materially and adversely affected.

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

Our business operations in Hong Kong are subject to the complexities and uncertainties of Hong Kong laws and regulations concerning insurance brokerage businesses and corporate governance, especially amidst our accelerated business growth in the region.

The recent increase in business operations and transaction volume for our Hong Kong operations is primarily due to the surge in market demand following the COVID-19 pandemic. However, there can be no assurance that this growth trend will be sustained. Additionally, we have engaged a growing number of business partners to meet such increasing demands. However, there cannot be no assurance that such business partners will adhere to our contractual agreements and comply with the applicable laws and regulations in Hong Kong regarding the insurance business. Any non-compliance with applicable Hong Kong laws and regulations by our business partners may result in regulatory penalties or negative publicity on us, which may materially and adversely affect our business and results of operations.

Hong Kong has its own specific regulatory framework for insurance companies. Failure to comply with these regulations may result in penalties and damages to our reputation. There can be no assurance that our subsidiaries in Hong Kong are and will continue to be in full compliance with all applicable laws and regulations related to the insurance brokerage business and corporate governance. Any non-compliance with applicable Hong Kong laws and regulations by subsidiaries in Hong Kong may result in regulatory penalties or negative publicity on us, which may materially and adversely affect our business and results of operations.

We have limited history and experience operating in overseas markets. If we are unable to manage the risks presented by our potential international expansion plan, our business, financial condition and results of operations will be adversely impacted.

We established our international headquarter, Poni Insurtech, in Singapore in 2024. In September 2024, Poni Insurtech completed its acquisition of 71.7% stake in Global Care Consulting Joint Stock Company, or Global Care, a leading Vietnam-based Insurtech company specializing in digital transformation solutions for the insurance industry. The acquisition was completed through a combination of existing share purchases and subscription of new shares. In October 2024, Global Care, our Vietnam subsidiary, unveiled its new health insurance comparison platform, “GlobalCare.vn”.

In 2023 and 2024, revenues generated from the overseas markets amounted to RMB19.7 million and RMB228.7 million (US$31.3 million), accounting for 1.6% and 18.3% of the respective year’s total net revenues. Revenues generated from the overseas markets prior to 2023 were insignificant.

We have limited history and experience operating in overseas markets. As part of our business strategy and growth plan, we plan to further expand internationally. Expansion of our international operations could impose substantial burdens on our resources, divert management’s attention from our operations in mainland China and otherwise harm our business. In addition, there are many barriers to competing successfully in the international market, including:

•	business licensing or certification requirements of the local markets;

•

compliance challenges due to different laws and regulatory environments, including but not limited to those related to insurance brokerage, market entry barriers, corporate governance, privacy and data protection, data localization, network security, payments, repatriation of funds, and tax regimes and policies;

•	failure to effectively or efficiently locate and cooperate with local business partners;

•	the need for increased resources to manage regulatory compliance across our overseas businesses;

•	challenges of localizing our services and products to meet the local needs;

•	failure to attract and retain capable talent with international perspectives who can effectively manage and operate local businesses;

•	higher costs of doing business globally, including increased accounting, travel, infrastructure and legal compliance costs;

•	political, social and economic instability of each jurisdiction where we operate;

•	changes in the relations between China and foreign countries;

•	actions of foreign or PRC governmental authorities affecting foreign investments;

•	enforceability of intellectual property and contract rights;

•	fluctuation in foreign currencies.

We cannot assure you that our potential international expansion plan will produce desired levels of revenue or costs, or that one or more of the factors listed above will not harm our business. Therefore, as we expand internationally, we may not experience the operating margins that we expect, and our business, financial condition and results of operations may be negatively impacted. Failure to successfully expand globally and manage the complexity of our global operations could materially and adversely affect our business, financial condition and results of operations.

Acquisitions, strategic alliances and investments could be difficult to integrate, disrupt our business and lower our results of operations and the value of your investment.

We may enter into strategic acquisitions and selected strategic alliances that are complementary to our business and operations, including opportunities that can help us further improve our technology system and sales network. For example, in December 2021, we, through a wholly owned subsidiary of the VIE, acquired 100% equity interest in Shenzhen Detong Insurance Agency Co., Ltd., formerly known as Shanghai Senhao Insurance Agency Co., Ltd., a nationwide professional insurance agency company with business networks in 11 provincial areas in China, and we completed the change in equity registration with the Shenzhen Administration for Market Regulation in March 2022. In August 2023, Hong Kong Smart Choice, our Hong Kong subsidiary, acquired 100% equity interest in Synergy Wealth Management Limited, a licensed insurance broker incorporated under the laws of Hong Kong. In September 2024, Poni Insurtech, our international arm, acquired 71.7% stake in Global Care, a leading Vietnam-based Insurtech company specializing in digital transformation solutions for the insurance industry. Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. Acquired businesses or assets may not generate expected financial results immediately, or at all, and may incur losses to our business. We may, from time to time, terminate our planned acquisitions, strategic alliances and investments due to adjustments to our business plans or as a result of factors beyond our control, such as failure by us or our business partners to fulfill closing conditions. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations, which could negatively affect our results of operation. In addition, acquisitions of and strategic alliances with third parties could also subject us to risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have limited ability to control or monitor the actions of our strategic partners. To the extent an enterprise acquired us or a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

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

We are exposed to many types of operational risks, including the risk of misconduct and errors by our user traffic channels, other parties we collaborate with and by our employees and registered individuals. Our business depends on our employees, registered individuals and/or business partners to interact with clients and provide various services in relation to the purchase of insurance products. Misconduct could include making misrepresentations when marketing or selling insurance products to clients, hiding or falsifying material information in relation to insurance contracts, colluding with applicants, insureds, or beneficiaries to obtain insurance benefits, failing to disclose legally required information to clients, engaging in false claims, conducting business beyond the scope of authorization, engaging in activities that exceed the permitted limits or otherwise not complying with laws and regulations or our internal policies or procedures. Any of the aforementioned misconduct by parties we cooperate with may cause potential liabilities of us, and further subject us to regulatory actions and penalties. If any third parties that are important to our operations are sanctioned by regulatory actions, our business operations will be disrupted or otherwise negatively affected.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third- party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and financial performance may be materially and adversely affected.

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

We have established risk management, quality control and internal control systems, consisting of policies and procedures that we believe are appropriate for our business. However, the implementation of such policies and procedures may involve human error and mistakes. Moreover, we may be exposed to fraud or other misconduct committed by our employees, or other third parties, including but not limited to our clients and partners, or other events that are out of our control, that could adversely affect our product quality and reputation and subject us to financial losses and regulatory measures imposed by government authorities. As a result, despite our efforts to improve the aforementioned systems, we cannot assure you that our risk management, quality control and internal control systems are able to completely eliminate non-compliance matters or product defects.

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

We maintain certain insurance policies to safeguard us against risks and unexpected events, including insurance broker/agent practice liability insurance. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees in compliance with applicable PRC laws. We do not maintain business interruption insurance. We consider our insurance coverage to be sufficient for our business operations in mainland China. However, we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

Certain of our lease agreements have not been registered with the PRC government authorities as required by PRC law, which will not affect the validity of these lease agreements but may expose us to potential fines if we fail to remediate after receiving any notice from the PRC government authorities. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the government authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, the specific amount of which is at the discretion of the government authority. As of February 28, 2025, we had not completed lease agreement registration for some properties, which may expose us to potential penalties by PRC governmental authorities.

We have granted and may continue to grant options, restricted share units and other types of awards under our share option plan, which may result in increased share-based compensation expenses.

We adopted a global share incentive plan in June 2019, which we refer to as the Global Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under our Global Plan, we are authorized to grant options, restricted share units and other types of share incentive awards. The maximum aggregate number of common shares which may be issued pursuant to all awards under the Global Plan is 57,501,813 common shares. As of February 28, 2025, 15,290,524 restricted shares and options to purchase a total of 13,585,676 common shares were outstanding under the Global Plan. We adopted a 2019 share incentive plan in June 2019, which we refer to as the 2019 Plan. In September 2021, May 2023 and November 2023, respectively, our board of directors approved the amendments to the 2019 Plan to increase the maximum number of Class A common shares that may be issued under the 2019 Plan. Under the currently effective Third Amended and Restated 2019 Share Incentive Plan, or the Third Amended and Restated 2019 Plan, the maximum aggregate number of Class A common shares that may be issued shall be 187,559,565, plus an annual increase on June 1 of each of 2024, 2025, 2026 and 2027, by (i) 31,351,400 Class A common shares or (ii) such number of Class A common shares as may be determined by our board. As of February 28, 2025, options to purchase a total of 78,605,645 common shares were outstanding under the Third Amended and Restated 2019 Plan. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lockup period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In recent years, there have been outbreaks of health epidemics in China and globally, including the outbreak of COVID-19 pandemic. COVID-19 resulted in quarantines, travel restrictions, and temporary closure of businesses and facilities in China and worldwide between 2020 and 2022. Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC, and particularly Shenzhen. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services and solutions. In recent years, there have been outbreaks of epidemics in China and globally, such as COVID-19, H1N1 flu, avian flu or another epidemic.

Our business operations could be disrupted by any of these epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could significantly impact the insurance industry, which could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarters are located in Shenzhen, where most of our management and employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Guangdong. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shenzhen, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

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

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China.

Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

Although cross-border business may not be an area of our focus, certain of our technologies, such as technologies relating to artificial intelligence, could be subject to restrictions by the government of the United States and other jurisdictions in the future. Therefore, government policies restricting international trade and investments may affect our business and impact the competitive position of our products and services.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Huize Holding Limited would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities across the globe, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on the demand of our products and services, and thus negatively affect our business, prospects, financial condition, and results of operations.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities across the globe, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition, and results of operations.

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the conflict in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards many countries, including China. Any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, the competitive position of our products, or prevent us from selling products in certain countries. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters.

The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For instance, in October 2022, the Bureau of Industry and Security (BIS) of the U.S. Department of Commerce issued rules aimed at restricting China’s ability to obtain advanced computing chips, develop and maintain supercomputers and manufacture advanced semiconductors.

Rising trade and political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. We may continue to expand our business internationally in the future. Any unfavorable government policies on international business or any restriction on Chinese companies may affect consumer demand for our products and service, impact our competitive position, or prevent us from being able to conduct business in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

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

Due to the PRC legal restrictions on foreign ownership of internet-based business and qualification requirements on foreign investors in the insurance intermediary business, we rely on certain contractual arrangements with the VIE and its shareholders to conduct substantially all of our operations in China. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), which was promulgated on September 6, 2024 and came into effect on November 1, 2024.

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

If the ownership structure, contractual arrangements and businesses of our PRC subsidiary, the VIE and its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiary, the VIE or its subsidiaries fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have discretion to take action in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•

shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our WFOE, the VIE and its subsidiaries;

•	imposing fines, confiscating the income from our WFOE, the VIE or its subsidiaries;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledge of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE; or

•

restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could materially affect our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. Although we believe we, our WFOE and the VIE comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the VIE do not comply with applicable law, it could revoke the VIE and its subsidiaries’ business and operating licenses, require the VIE to discontinue or restrict the VIE’ operations, restrict the VIE’s right to collect revenues, require the VIE to restructure our operations, impose additional conditions or requirements, impose restrictions on the VIE’s business operations or on its customers, or take other regulatory or enforcement actions against the VIE that could materially affect its business. Any of these or similar occurrences could significantly disrupt our or the VIE’s business operations or restrict the VIE from conducting a substantial portion of its business operations, which could materially and adversely affect the VIE’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

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

If the VIE or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Evolvement of the PRC regulatory regime could affect our ability to enforce these contractual arrangements. Meanwhile, based on officially published and publicly available judgments, the legality and validity of VIE contractual arrangements have not been tested in a court of law in the PRC. There are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant VIE through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the variable interest entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We are subject to the changes, interpretation and enforcement of laws and regulations in mainland China.”

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

The interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

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

However, since it is relatively new, its interpretation and implementation may keep evolving. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China but it does not explicitly stipulate the contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still remains silent on whether contractual arrangements should be deemed as a form of foreign investment. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the Foreign Investment Law still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Co-operation (Economic Substance) Act (2024 Revision) (as amended) of the Cayman Islands, or the ES Act, a “relevant entity” that carries on a relevant activity is required to satisfy the economic substance test in relation to that relevant activity set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our company. Based on the current interpretation of the ES Act, we believe that our company, Huize Holding Limited, is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company, Huize Holding Limited, is a “pure equity holding company,” it is only subject to the reduced economic substance test, which require us to (i) comply with all applicable filing requirements under the Companies Act (2025 Revision) of the Cayman Islands, or the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

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

Any loans to our WFOE, which are treated as Foreign Investment Enterprises, or FIEs, under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans we make to our WFOE, the VIE and its subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to the VIE and its subsidiaries or other domestic PRC entities, according to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing in March 2020, the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting Macro-prudential Regulation Parameter for Cross-border Financing of Enterprises in January 2021 and the latest Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting Macro-prudential Regulation Parameter for Cross-border Financing on January 13, 2025. The limit for the total amount of foreign debt is 3.5 times of their respective net assets. Moreover, any medium or long-term loan we provide to the VIE and its subsidiaries or other domestic PRC entities must also be subject to examination and registration of the National Development and Reform Commission. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be recorded with the Ministry of Commerce or its local counterpart.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015 and was subsequently amended on December 30, 2019 and March 23, 2023. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to FIEs’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter- company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, which took effect on June 9, 2016 and was amended on December 4, 2023.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and 2023 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to regulatory measures imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

Considering that the Overseas Listing Filing Rules are relatively new, there are still uncertainties as to the implementation and interpretation of the requirements, which needs to be further guided and clarified by the CSRC and other regulatory authorities. Any subsequent filing or reporting matters of our company in the future, such as future offshore listings, refinancing and other capital raising activities, as well as other major events, including but not limited to the change of control, investigated or punished by overseas securities regulatory authorities or other competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities, may be subject to additional filing or reporting requirements. Given the latest CSRC filing requirements at this stage are still subject to the further guidance by relevant authorities, we cannot assure you that we will be able to complete the filings or reporting and fully comply with the new rules and requirements in a timely manner or at all.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from or filing with the CSRC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to regulatory measures by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Complex regulatory requirements on our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through the VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Different regulatory bodies in China have enforced laws and regulations regarding the insurance product and service industry, and the foreign ownership of and the licensing and permit requirements pertaining to companies in such industries and cybersecurity, the collection and use of Internet user data and unique device identifiers, and other data protection, information security and privacy regulation with various standards and applications. For more details, See “Item 4. Information on the Company—B. Business Overview—Regulations.” In addition, any changes in regulatory environment, whether or not directly targeted at us, may negatively affect the market environment, our business partners and goods and services of business partners, which may in turn have a material adverse effect on our business result of operations and financial conditions. Those legal and regulatory developments could affect how we design, market and sell our solutions and services, how we operate our business, and how we process and use data, which could negatively impact demand for our solutions and services.

Also, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the PRC government authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the CAC and 12 other governmental authorities jointly issued the Measures for Cybersecurity Review, which require that, among others, internet platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On February 17, 2023, the CSRC issued the Overseas Listing Filing Rules, which took effect on March 31, 2023. According to the Overseas Listing Filing Rules, the overseas offering and listing by a PRC domestic company, whether directly or indirectly, shall be filed with the CSRC. Any subsequent filing or reporting matters of our company in the future, such as future offshore listings, refinancing and other capital raising activities, as well as other major events, including but not limited to the change of control, investigated or punished by overseas securities regulatory authorities or other competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities, may be subject to additional filing or report requirements. On February 24, 2023, the CSRC and several other government authorities released the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises. Since such regulations, rules and measures and evolving, how they will be interpreted, amended and implemented by the PRC governmental authorities may also develop in the future. We may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

PRC government has complex regulatory requirements on the conduct of our business and it has recently promulgated certain regulations and rules to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

We may be adversely affected by the complexity and evolvements in PRC regulations of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. In addition, we do not directly own the website and mobile app platform due to the restriction of foreign investment in businesses providing value-added telecommunications services in China, including internet information provision services. Therefore, our business operations could be interrupted if our control over our website ad mobile app platform is challenged.

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

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. This may significantly disrupt our business, subject us to penalties, compromise enforceability of related contractual arrangements, or have other harmful effects on us. Furthermore, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our reputation, business and results of operations.

We are subject to the enactment, interpretation and implementation of the Anti-Monopoly Guidelines for the Internet Platform Economy Sector.

On February 7, 2021, Anti-monopoly Commission of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platform may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entity, which became effective on the same day. Due to the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations, and any noncompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect our financial conditions, operations and business prospects.

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

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as most of them do not currently reside in the United States or have substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, U.S. Department of Justice and other U.S. authorities may also experience difficulties in bringing and enforcing actions against us or our directors and officers, including in instances of fraud or other wrongdoing.

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

Fluctuations in exchange rates could result in foreign currency exchange losses.

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

As of the date of this annual report, all of our beneficial owners who are PRC individuals have completed their initial registration under SAFE Circular 37, and our shareholders who are PRC entities have completed SAFE registration under the foreign exchange regulations. We have notified and requested all of our shareholders to comply with, or notify their beneficial owners who are PRC residents to comply with applicable PRC regulations, including the requirements of the National Development and Reform Commission and the Ministry of Commerce and their filing obligation under SAFE Circular 37 and other implementation rules. Nevertheless, we do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will at all times comply with such requirements and obligations. In addition, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will in the future update or apply for amendment with respect to the certificates, filings or registrations in the event of any significant changes with respect to the offshore investment. The failure of our beneficial owners who are PRC residents to register or amend certificates, filings or registrations in a timely manner pursuant to applicable PRC regulations, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in applicable PRC laws and regulations, may subject such beneficial owners or our WFOE to fines and legal actions. Failure to register or comply with the requirements may also limit our ability to contribute additional capital to our WFOE and limit our WFOE’s ability to distribute dividends to our company or conduct other foreign exchange transactions. These risks may have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative measures.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiaries of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options will be subject to these regulations if those employees exercise such restricted shares, restricted share units or options. Separately, SAFE Circular 37 also requires certain registration procedures to be completed if those employees exercise restricted shares, restricted share units or options before listing. Failure to complete the SAFE registrations may subject them to fines and penalties and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted share units will be subject to PRC individual income tax. Our WFOE have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face penalties imposed by the tax authorities or other PRC government authorities.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare plans, open and register accounts for social insurance accounts and housing funds, and contribute in their own names to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where companies operate our businesses. The requirements of employee benefit contribution plans have not been implemented consistently by the local governments in China given the different levels of economic development in different geographical areas. We cannot assure you that the social insurance and housing fund contributions made for our employees in the past and present is fully compliant with the requirements of each local government authority where we operate our business, resulting in potential liabilities or penalties which may adversely affect our financial condition and reputation.

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

In collaboration with our third-party service providers, we have adopted various policies and procedures, such as internal controls and “know- your-client” procedures, for anti-money laundering purposes. The Guidelines on Promoting the Healthy Development of Internet Finance Industry purports, among other things, to require internet financial service providers, including us, to comply with certain anti-money laundering requirements, including:

•	the establishment of a borrower identification program;

•	the monitoring and reporting of the suspicious transaction;

•	the preservation of borrower information and transaction records; and

•	the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti- money laundering matters.

There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted, given that our anti- money laundering obligations in the Guidelines on Promoting the Healthy Development of Internet Finance Industry. Any new requirement under money laundering laws could increase our costs and may expose us to potential penalties if we fail to comply.

Our policies and procedures may not be completely effective in preventing other parties from using us, any of third-party service providers as a conduit for money laundering (including illegal cash operations) without our knowledge. There can be no assurance that our anti-money laundering due diligence procedures is effective to prevent all non-compliance incidents, which may lead to regulatory penalties and reputational damages. If we were to be associated with money laundering (including illegal cash operations), our reputation could suffer and we could become subject to regulatory fines, penalties or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we and our third-party service providers comply with the applicable anti-money laundering laws and regulations, we and our third-party service providers may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arises from any failure of other insurance service providers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and negatively impact our financial condition and results of operations.

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

Indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies may be subject to Chinese tax reporting obligations or tax liabilities.

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

We may be subject to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our WFOE may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Prior to January 1, 2008, dividends payable to non-PRC investors were exempted from withholding tax. The PRC Enterprise Income Tax Law and its implementation rules provide that PRC enterprise income tax at the rate of 10% will generally be applicable to dividends derived from sources within the PRC and received by non-PRC enterprise shareholders. Similarly, gains derived from the transfer of shares by such shareholders are also subject to PRC enterprise income tax if such gains are regarded as income derived from sources within the PRC. Since the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules may keep evolving, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends that we distribute to our non-PRC shareholders and ADS holders which are enterprises would be subject to any PRC withholding tax. If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, or if gains on the disposition of our shares by such holders are subject to the Enterprise Income Tax Law of the PRC, your investment in our common shares or ADSs may be materially and adversely affected.

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

Our ADSs are currently listed on the Nasdaq Global Market, or Nasdaq. The Nasdaq Listing Rules have minimum requirements that a company must meet for continued listing on Nasdaq. These requirements include, among others, maintaining a minimum bid price of US$1.00 per ADS for a period of 30 consecutive trading days. On October 12, 2022, we received a written notification from Nasdaq indicating that for the last 30 consecutive business days, the closing bid price for our ADSs was below the minimum bid price of US$1.00 per share requirement. We regained compliance with the minimum bid price requirement on December 13, 2022. On January 5, 2024, we received another written notification from Nasdaq indicating that for the last 30 consecutive business days, the closing bid price for our ADSs was below the minimum bid price of US$1.00 per share requirement. We regained compliance with the minimum bid price requirement on July 15, 2024. On September 10, 2024, we received another written notification from Nasdaq indicating that for the last 30 consecutive business days, the closing bid price for our ADSs was below the minimum bid price of US$1.00 per share requirement. We have regained compliance by changing the ratio of our ADS to our Class A common shares from one ADS to twenty Class A common share to one ADS to one hundred Class A common shares, effective on December 9, 2024. On December 30, 2024, we received a letter from the Listing Qualifications Department of Nasdaq, indicating that the closing bid price of our ADSs had been at $1.00 per ADS or greater for 10 consecutive business days, and we had regained compliance with Nasdaq Listing Rule 5450(a)(1), the Nasdaq minimum bid price requirement, and the matter was closed.

As of the date of this annual report, we are in compliance with the minimum requirements that we must meet for continued listing on Nasdaq. However, there can be no assurance that we will stay compliant with the requirements for continued listing at all times going forward. If we fail to satisfy Nasdaq Global Market’s continued listing requirements and fail to regain compliance on a timely basis in the future, our ADSs could be delisted from Nasdaq Global Market, and we may need to transfer the listing or trading of our ADSs to other stock exchange or trading venues. However, there can be no assurance that our ADSs will be eligible for trading on any such alternative exchanges or markets in the United States. If Nasdaq determines to delist our ADSs, or if we fail to list our ADSs on other stock exchanges or find alternative trading venue for our ADSs, the market liquidity and the price of our ADSs and our ability to obtain financing for our operations could be materially and adversely affected.

The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on the Nasdaq Global Market on February 11, 2020, the trading price of our ADSs been subject to side fluctuations.

In 2024, the trading prices of our ADS on the Nasdaq Global Market have ranged from US$2.15 to US$10.58 per ADS. The trading price of other Chinese companies’ securities, including internet-based companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of the Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of our conduct. The trading price of our ADSs may fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be volatile for factors specific to our own operations, including the following:

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

We have a dual-class common share structure. Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one (1) vote per share, while holders of Class B common shares are entitled to fifteen (15) votes per share on all matters subject to the vote at general meetings of the Company. Each Class B common share is convertible into one Class A common share at any time by the holder thereof, while Class A common shares are not convertible into Class B common shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B common shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into an equal number of Class A common shares.

As of February 28, 2025, Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, beneficially owned all of the 150,591,207 Class B common shares and 9,321,540 Class A common shares in the form of ADSs. Together with 75,846,888 Class A common shares, the voting power of which has been delegated to Mr. Cunjun Ma, Mr. Cunjun Ma is able to exercise in aggregate 77.5% of our total voting power. Therefore, Mr. Cunjun Ma has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger of our company. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

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

We believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2024, which could subject U.S. Holders of our ADSs or Class A common shares to significant adverse U.S. federal income tax consequences.

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

Assuming that we are the owner of the VIE (including its subsidiaries) for United States federal income tax purposes and based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash and investments), we believe we were a PFIC for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year ending December 31, 2025 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

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

In September 2024, our international arm, Poni Insurtech, completed its acquisition of 71.7% stake in Global Care Consulting Joint Stock Company, or Global Care, a leading Vietnam-based Insurtech company specializing in digital transformation solutions for the insurance industry. The acquisition was completed through a combination of existing share purchases and subscription of new shares. As part of the transaction, VinaCapital Ventures, the technology investment arm of VinaCapital Group, received newly issued Class A common shares of Huize, representing approximately 1.7% of our fully diluted share capital immediately after the completion of such transaction, with 50% of the newly issued shares subject to a one-year lock-up period. Global Care has become our majority-owned subsidiary and its financial results has been consolidated into our consolidated financial statements since the closing of the transaction.

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

We are an independent online insurance product and service platform in Asia. As a licensed insurance intermediary operating online platforms and providing offline insurance intermediary services, we do not bear underwriting risks. We distribute insurance products on our platform underwritten by the insurance companies who cooperate with us, who we refer to as our insurer partners, and help them reach a large number of insurance clients. Our platform offers a digitalized insurance purchase experience and services through various internet channels. We primarily generate revenues from the insurance brokerage and agency fees paid by our insurer partners.

We have accumulated a large insurance client base. As of December 31, 2024, we had cumulatively served 10.6 million insurance clients. A substantial portion of our insurance client base are the younger generation, particularly life and health insurance clients. In 2024, the average age of insurance clients who purchased life and health insurance products through our platform was 35.1.

In order to serve our clients’ protection needs, we offer a wide variety of insurance products with easy-to-understand terms and focusing on protection. Our products cover two major categories—life and health insurance products, and property & casualty insurance products. In 2024, we offered 813 life and health insurance products and 352 property & casualty insurance products. Our life and health insurance products contributed to 88.9% of our brokerage income in 2024. Our life and health insurance products primarily consist of annuity and endowment life insurance products and long-term health insurance products, which contributed to 59.4 % and 27.1%, respectively, of our brokerage income in 2024.

We have established business cooperation with a large group of insurer partners. As of December 31, 2024, we cooperated with 139 insurer partners, representing a substantial portion of all licensed insurance companies in China. We empower our insurer partners to reach a massive and fragmented client base quickly, and enhance their insurance sales through our online platform as well as our offline channels. We have also integrated critical steps in the insurance policy distribution process, such as intelligent underwriting and in-force policy administration, in our system. In addition, we design and develop tailor-made insurance products together with our insurer partners. In 2024, approximately 39.1% of the GWP facilitated through our platform was contributed by tailor-made insurance products that we developed together with our insurer partners.

The cumulative number of insurance clients we served increased from approximately 8.4 million as of December 31, 2022 to 9.3 million as of December 31, 2023, and further to 10.6 million as of December 31, 2024. The GWP we facilitated increased from RMB4,907.9 million as of December 31, 2022 to RMB5,800.9 million as of December 31, 2023, and further to RMB6,158.6 million (US$843.7 million) as of December 31, 2024. We primarily generate revenues from the commission fees that we charge our insurer partners for facilitating insurance policies and generating premiums for them. Our total operating revenue increased from RMB1,157.9 million in 2022 to RMB1,195.6 million in 2023, and further to RMB1,248.9 million (US$171.1 million) as of December 31, 2024. We had net loss of RMB33.7 million, net profit of RMB70.6 million and net loss of RMB0.6 million (US$0.09 million) in 2022, 2023 and 2024, respectively.

In September 2024, our international arm, Poni Insurtech, completed its acquisition of majority stake in Global Care, a leading Vietnam-based insurtech company specializing in digital transformation solutions for the insurance industry. Global Care’s suite of cloud-based API solutions and mobile apps offer a broad range of embedded and customized insurance products to a diverse customer base by connecting insurers with merchants and various distribution channels. We are confident that the integration of Global Care, combined with the industry expertise and the technology know-how from the group, will firmly position Poni Insurtech as a leading insurtech player in Vietnam’s digital insurance ecosystem.

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

In October 2024, Global Care, our Vietnam subsidiary, unveiled its new health insurance comparison platform, “GlobalCare.vn” (https://globalcare.vn). The platform aims to offer Vietnamese consumers an improved, transparent, and user-friendly insurance shopping experience, effectively positioning itself as a one-stop “insurance supermarket.”

Access to Our Online Platform for Insurance Clients

Insurance clients can access our online platform on internet, including our websites, our mobile app, our WeChat official account and our WeChat mini program.

Our Websites

We primarily operate three websites in China: www.huize.com, www.qixin18.com and www.xiebao18.com. Our main website is www.huize.com, through which we offer substantially all of our insurance products, manage our insurance clients and insurance policies, and provide client services. Our main website covers every stage of insurance transactions, including product search, policy interpretation, online live consultation, intelligent underwriting, product purchase, policy management and claim settlement.

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

Global Care, our Vietnam subsidiary, operates https://globalcare.vn, which is an innovative, user-friendly platform that provides customers with a simple and intuitive way to search and pick customized insurance packages suited to their protection needs and financial capabilities, offering quick and efficient claims analysis and approval, enhancing the overall customer journey by streamlining processes and reducing wait times.

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

Our Insurance Clients

We have a large and growing base of insurance clients. We define our insurance clients as purchasers of the insurance policies we distribute, including individual clients, who contribute to most of our revenues, and corporate clients. As of December 31, 2022, 2023 and 2024, the cumulative number of our insurance clients was approximately 8.4 million, 9.3 million and 10.6 million, respectively. As we continue to expand our product offerings, enhance our brand recognition and reputation, and deepen our cooperation with insurer partners and user traffic channels, we expect our client base to continue to grow.

We focus on serving the younger generation who are relatively well-educated, tech-savvy, more willing to learn insurance related knowledge, and tend to enjoy online consumption and investment. In 2024, the average age of those who purchased life and health insurance products through our platform was 35.1. In addition, we aim at serving lifetime insurance needs of our clients and their families. We believe the diversity of insurance products on our platform allows us to serve a variety of insurance clients at different stages of their lives.

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

Upon receiving a piece of client complaint, our service representative will extract and go through chat records and transaction records of the client, reach out to the client by phone, and resolve the issue. As of December 31, 2024, we had not experienced any material client complaints or claims.

Our Insurer Partners

As of December 31, 2024, we cooperated with 139 insurer partners, including 80 life and health insurance companies, and 59 property & casualty insurance companies. Some of our insurer partners also cooperate with reinsurance companies to underwrite insurance products offered on our platform. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 56.5%, 57.4% and 33.0% of our total operating revenue in 2022, 2023 and 2024, respectively.

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

We empower our insurer partners to improve their operational efficiency and acquire massive clients online. In addition, we offer superior, cost- effective client service solutions, enabling insurer partners to receive feedbacks to the insurance products they underwrite and complete digitalized claim settlement in a timely manner. Leveraging our data capabilities, our client segmentation and selection process helps insurer partners effectively grow their client base and manage risks.

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

Our Product Offerings

We offer two broad categories of insurance products: life and health insurance products and property & casualty insurance products, both of which contain products we designed and developed together with insurer partners. The insurance products we offer on our online platform are underwritten by our insurer partners. Our platform offered approximately 1,165 insurance products in 2024, including approximately 813 life and health insurance products, and approximately 352 property & casualty insurance products.

Below table sets forth the categories of insurance products we offered and GWP of each category in 2022, 2023 and 2024:

Type of Insurance Products	Sub-Category	GWP in 2022 (in RMB million)	GWP in 2023 (in RMB million)	GWP in 2024 (in RMB million)
Life and Health Insurance Products	Life insurance products and annuity insurance products	2,131.6	3,441.3	4,459.7
	Long-term health insurance products	2,440.9	1,914.8	1,151.3
	Short-term health insurance products	108.9	51.9	58.6
Property & casualty insurance products		226.5	392.9	489.0

Life and Health Insurance Products

The life and health insurance products listed on our platform include life insurance products, annuity insurance products, long-term health insurance products and short-term health insurance products. Our dedicated product design team with strong actuarial background design and develop tailor-made life and health insurance products to cater to client’s personal protection needs. In 2022, 2023 and 2024, we offered approximately 356, 480 and 813 life and health insurance products, respectively. In 2024, the GWP we facilitated from our tailor-made life and health insurance products accounted for 39.1% of total GWP of our life and health insurance products we facilitated.

(1)	Life Insurance Products

We sell term life insurance products, whole life insurance products and annuity insurance products on our platform. The term life insurance products we offer provide life insurance for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined period, generally ranging from 5 to 20 years. In 2024, popular term life insurance products on our platform included Ding Hai Zhu No.5 (定海柱5号), a term life insurance product customized to meet the comprehensive protection needs of the younger generation.

The whole life insurance products we offer provide life insurance for the insured’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from 5 to 20 years, or until the insured reaches a certain age. The face amount of the policy is paid upon the death of the insured. In 2024, whole life insurance products offered on our online platform included Fu Man Jia (福满佳), a customized participating whole life insurance product we co-launched with Aviva-COFCO, which offers stable value growth with long-term potential returns, low participating threshold with high dividend flexibility, and enhanced flexibility with premium payment terms.

(2)	Annuity Insurance Products

The annuity insurance products we offer pay annuity to the insured according to the time period as specified in the insurance policy and the amount received during the policy term. In 2024, we partnered with New China Life Insurance Company Limited to launch the Bliss (快享福) and Bliss No.2 (快享福2号), customized annuity insurance product. The Bliss series fully integrate our capacities in customizing and promoting internet insurance products, enhancing customer management, and expanding health services.

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

Taking advantage of our actuarial capabilities and our expertise in long-term health insurance products, we analyze clients’ potential insurance needs and design tailor-made insurance products accordingly. For a given new product idea, we build a model, conduct actuarial analysis, draw a preliminary price range, and proactively reach out to our insurer partners to discuss such product. After the cooperating insurer partner determines the final terms of the product, it files the product with the China Banking and Insurance Regulatory Commission and then launch the product on our platform. The product design and development process typically takes approximately three months. Popular long-term health insurance products we designed and developed in 2024 included Chang Xiang An No.2 (长相安2号), a comprehensive healthcare services product, and Darwin Critical Care No.9 (达尔文9号), the customized critical illness insurance product in the Darwin Critical Care series, which provides extensive coverage for 108 critical, 35 moderate and 40 mild illnesses.

(4)	Short-term Health Insurance Products

Short-term health insurance products we offer provide illness and disease insurance protections and medical benefits during a period that is usually shorter than one year from the effective date of the policy. Popular health insurance products on our platform in 2024 included WarmTreasure No.3(暖宝保3号), a customized child outpatient and emergency insurance product in the WarmTreasure series.

Property & Casualty Insurance Products

The property & casualty insurance products we distribute include travel insurance products, individual casualty insurance products and corporate liability insurance. In 2022, 2023 and 2024, we offered approximately 314, 308 and 352 property & casualty insurance products respectively.

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

As of December 31, 2024, we held 15 patents and 27 on-going patent registrations in China. We had registered 649 trademarks with the Trademark Office of the State Administration for Market Regulation in China, including our company’s Chinese name “Huize (慧择),” 25 trademarks in Hong Kong and three trademarks in the United States. We had registered 150 computer software copyrights registered with the PRC National Copyright Administration. We had 65 registered domain names, including our main website. In addition to the foregoing protections, we generally limit access to and use of our proprietary and other confidential information through the use of internal and external controls.

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

Company-wide Internal Control

Internal Control

We have a dedicated compliance working group consisting of compliance personnel from various business departments. Our legal and compliance department is responsible for formulating our overall internal control and compliance policies, ensuring their implementation and promoting a corporate culture of staying compliant with regulatory requirements. The compliance working group works with our legal department in conducting self- inspection and internal control over various business departments.

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

Regulatory Compliance

We have designed and adopted strict internal procedures to ensure compliance to our business operations with all applicable laws and regulations and have established a code of conduct to regulate employees’ behavior and activities. In addition, we continually review the implementation of our risk- management policies and measures to ensure our policies and implementation are effective and sufficient.

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

Intelligent Underwriting

We continually improve the algorithm we use for our intelligent underwriting system, and provide regular training to our client service representatives who are in charge of answering underwriting related queries from our insurance clients to ensure that our intelligent underwriting system, while saving the time and trouble of human underwriting, effectively screens eligibility of insurance clients for each insurance product. Our intelligent underwriting system improves efficiency and offers rigorous risk management to our insurer partners. We employ a proprietary artificial intelligence-powered underwriting risk control engine built on our operational and risk data. It enhances automation and accuracy by integrating internal datasets with external data sources, and supports dynamic risk assessment through technologies such as disease classification and algorithmic tagging. Our system coded the underwriting criteria set by each insurer partners we cooperate with, which makes it comprehensive in making assessment. It is reinforced by cumulative underwriting and claim data and could also be customized for newly designed insurance products.

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

Regulations

The Company Law of the PRC

On December 29, 1993, the Standing Committee of the National People’s Congress promulgated the Company Law of the PRC, which came into effect on July 1, 1994 and was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and December 29, 2023. The latest amendments became effective on July 1, 2024. The Company Law of the PRC provides that companies established in China may take the form of limited liability company or a company limited by shares. Each company has the status of a legal person and owns its assets in its own name. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

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

On September 6, 2024, the National Development and Reform Commission and the Ministry of Commerce jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), which took effect on November 1, 2024. According to the negative list, internet information services fall within the scope of value-added telecommunications services (except for e-commerce, domestic multi- party communication, storage and forwarding classes and call centers), which are under the “restricted” category.

According to the Announcement of the China Insurance Regulatory Commission on Permitting the Establishment of Wholly Foreign-invested Insurance Brokerage Companies by Foreign Insurance Brokerage Companies, which was promulgated by China Insurance Regulatory Commission (subsequently merged into the China Banking and Insurance Regulatory Commission, or the CBIRC and currently known as the National Financial Regulatory Administration) on December 11, 2006 and became effective on the same day, in five years following China’s the accession into the WTO, the establishment of WFOE to engage in insurance brokerage services shall be permitted. There shall be no other restrictions except those on the establishment conditions and business scopes. In addition, Circular of the China Banking and Insurance Regulatory Commission on Lifting Limits on the Business Scope of Foreign-invested Insurance Brokerage Companies, which was promulgated by the CBIRC on April 27, 2018 and became effective on the same day, stipulates that foreign-invested insurance brokerage companies that have obtained a license for operating insurance brokerage services upon approval by the insurance regulatory authority may conduct the following insurance brokerage business within the territory of the PRC: (i) design insurance policy plans, select insurers and handle insurance formalities for policy holders; (ii) assist the insured or beneficiaries with insurance claims; (iii) reinsurance brokerage business; (iv) provide principals with services on disaster prevention, loss prevention, risk assessment and risk management consulting; and (v) other business approved by the CBIRC.

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

Regulations on Insurance Intermediary Business

Regulatory Authority

In line with the reform program of the State Council released by the National People’s Congress in March 2023, the National Financial Regulatory Administration shall be responsible for regulating the financial industry, excluding the securities industry. The National Financial Regulatory Administration is committed to strengthening institutional regulation, behavioral regulation, functional regulation, penetrative regulation and continual regulation, and is responsible for coordinating the protection of financial consumer rights. It aims to enhance risk management and prevention and disposal, investigates and punishes illegal and irregular behavior in accordance with the law, and serves as a directly affiliated agency of the State Council. On May 18, 2023, the National Financial Regulatory Administration was officially established and has replaced the CBIRC to become the new insurance regulatory body in China.

In accordance with the Insurance Ordinance (Cap. 41) of Hong Kong, the principal function of the Insurance Authority shall be to regulate and supervise the insurance industry for the promotion of the general stability of the insurance industry and for the protection of existing and potential policy holders in Hong Kong.

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

The Insurance Ordinance (along with its subsidiary legislation) (Cap. 41) is the principal legislation to regulate the insurance industry in Hong Kong. The regulatory framework applicable to insurers, designated insurance holding companies and insurance intermediaries in Hong Kong is set out in the Insurance Ordinance. The Insurance Ordinance sets out the requirements for the authorization, designation, licensing, ongoing compliance and reporting obligations of insurers, designated insurance holding companies and insurance intermediaries.

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

According to Measures for the Implementation of Administrative License and Recordation for Insurance Intermediaries, the insurance regulatory authority under the State Council or its local office shall issue a license to an applicant if the insurance regulatory authority under the State Council or its local office makes a decision to grant approval. A company that survives shall modify its registration of the name, business scope, bylaws and other items according to the law, to ensure that there is no “insurance brokerage” in its name.

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

According to Measures for the Implementation of Administrative License and Recordation for Insurance Intermediaries, the insurance regulatory authority under the State Council or its local office shall issue a license to an applicant if the insurance regulatory authority under the State Council or its local office makes a decision to grant approval. A company that survives shall modify its registration of the name, business scope, bylaws and other items according to the law, to ensure that there is no “insurance agency” in its name.

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

Internal Governance

(a)	Corporate Governance in Insurance Intermediary Companies

Pursuant to the Insurance Brokerages Provisions, the Insurance Agents Provisions and the Insurance Adjusters Provisions, an insurance broker shall, an insurance agency or an insurance adjuster, in accordance with the laws, administrative regulations and the provisions promulgated by the insurance regulatory authority under the State Council, establish sound corporate governance structure and systems under the principles of clear responsibilities, strengthened checks and balances and risk management. Moreover, it shall make clear the management and control responsibilities, build a compliance system, focus on self-discipline and strengthen internal accountability to ensure sound operation.

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

According to the Insurance Adjusters Provision, an insurance adjuster when engaging in insurance adjustment assessment business, may not exceed the business scope and business area of the underwriter. An insurance adjuster may operate all or part of the following businesses: (i) the pre-underwriting and post-underwriting inspection, valuation, and risk assessment of the subject matters of insurance; (ii) the post-claim survey, inspection, loss assessment, and claim settlement in respect of the subject matters of insurance as well as the disposition of their residual value; (iii) risk management consulting; and (iv) other business as prescribed by the insurance regulatory authority under the State Council.

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

On October 12, 2021, the General Office of the CBIRC issued the Notice on Further Regulating Matters Concerning Internet Personal Insurance Business, pursuant to which internet personal insurance products include accident insurance, health insurance (except nursing insurance), term life insurance, ordinary life insurance with a policy period of more than ten years (except term life insurance) and ordinary annuity insurance with a policy period of more than ten years, and other personal insurance products stipulated by the insurance regulatory authority under the State Council. Pursuant to the notice, internet personal insurance products that do not meet the requirements thereof are prohibited from being offered online, and public display of, or direction to, hyperlinks to the webpages of placing orders on the internet of such internet personal insurance products are prohibited as well. Insurance intermediaries that conduct internet personal insurance business shall strengthen the system development and have operations and service capabilities that meet the requirements set forth in this Notice. The notice also provides that customer service personnel of insurance intermediaries are not allowed to actively conduct marketing activities with regard to internet personal insurance products, and their compensation shall not be linked to the sales results of internet personal insurance products.

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

On September 20, 2023, the National Financial Regulatory Administration issued the Administrative Measures for Insurance Sales Practices, which came into effect on March 1, 2024 and provide that insurance companies and insurance intermediaries shall complete practicing registration formalities for their insurance salespersons.

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

Regulations on Internet

Internet Business

Pursuant to the Administrative Measures for Internet Information Service, which were released by the State Council on September 25, 2000 and amended on January 8, 2011 and December 6, 2024 and came into effect on January 20, 2025, and the Administration Measures for Not-for-profit Online Information Service Registration, which were released by the Ministry of Information Industry (currently known as the Ministry of Industry and Information Technology) on February 8, 2005, amended on January 18, 2024 and came into effect on the same day, internet information service is classified into for-profit and not-for-profit categories. For-profit internet information service refers to service activities of compensated provision to online users through the internet of information or website production. Not-for-profit internet information service refers to service activities of non-compensated provision to online subscribers through the internet of information that is in the public domain and openly accessible. The national government has installed permit system for for-profit internet information service and filing system for not-for-profit internet information service. Not-for-profit internet information service within the territory of the PRC should file for registration with telecommunication administration authority of the province in which it is located. Not-for-profit internet information service provider should log onto the registration management system of the Ministry of Information Industry at designated time each year to go through the annual verification procedures.

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

Specifically, non-insurance institutions are not allowed to conduct online insurance business, including but not limited to: (i) providing insurance product consulting services; (ii) comparing insurance products, (iii) conducting trial calculation of premium or quotation comparison; (iv) designing insurance application plans for policyholders; (v) going through insurance application procedures; and (v) collecting premiums.

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

On September 24, 2024, the State Council promulgated the Regulations on the Administration of Cyber Data Security, or the “Data Security Regulations”, which is applicable to network data processing activities and the security supervision and administration thereof conducted within the territory of the PRC and took effect on January 1, 2025. The Data Security Regulations provide more detailed guidelines on the current rules on various aspects of data processing, including the processors’ announcement of data processing rules, obtaining consents and separate consents, security of important data and cross border transfer of data, and further obligations of platform operators. The Data Security Regulations stipulate that data processors engaging in data processing activities that affect or may affect national security shall be subject to cyber security review in accordance with relevant laws and regulations.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer which became effective on September 1, 2022. The measures require that any data processor who processes or exports personal information exceeding a certain volume threshold pursuant to the measures shall, through the local cyberspace administration at the provincial level, apply for a security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) important data will be provided overseas by any data processor; (ii) personal information will be provided overseas by any operator of critical information infrastructure or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) personal information will be provided overseas by any data processor who has provided the personal information of more than 100,000 individuals in aggregate or has provided the sensitive personal information of more than 10,000 individuals in aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks involved in the outbound data transfer. The security assessment of a cross-border data transfer shall focus on assessing the risks that may be brought about by the cross- border data transfer concerning national security, public interests, or the lawful rights and interests of individuals or organizations. In addition, on February 22, 2023, the Provision on the Standard Contract on Cross-border Transfer of Personal Information, or the “Provisions on Standard Contract”, were promulgated by the CAC, which took effect on June 1, 2023. The provisions on Standard Contract attach the Standard Contract for cross-border transfer of personal information that could be used to satisfy one of the conditions for cross-border transfer of personal information under Article 38 of the Personal Information Protection Law.

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

Furthermore, the Provisions on Technological Measures for Internet Security Protection, which were promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection which was promulgated by the Standing Committee of the National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep records and report to government authorities.

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

According to the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the National Development and Reform Commission and the Ministry of Commerce and effective on March 1, 2003 and amended on July 26, 2022, loans by foreign companies to their subsidiaries in the PRC, which accordingly are foreign-invested enterprises, are considered foreign debts.

Pursuant to the Measures for the Administration of Foreign Debt Registration, together with the Guidelines on the Administration of Foreign Debt Registration, issued by SAFE on April 28, 2013 and amended on May 4, 2015, April 26, 2016 and June 9, 2016, the Notice on Matters concerning the Macro Prudential Administration of Full-Covered Cross Border Financing issued by the People’s Bank of China on January 12, 2017, the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing promulgated by the People’s Bank of China and the SAFE on March 12, 2020, the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting Macro-prudential Regulation Parameter for Cross-border Financing of Enterprises promulgated by the People’s Bank of China and the SAFE on January 7, 2021, and the latest Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting Macro-prudential Regulation Parameter for Cross-border Financing on January 13, 2025, the total amount of accumulated foreign debt borrowed by an enterprise is subject to an upper limit of the difference between its registered capital and its total investment amount, or 3.5 times, or the then applicable statutory multiple, of the amount of its audited net assets, at its election, and the foreign-invested enterprise is required to file with SAFE after entering into the foreign debt contract and within at least three business days before drawing any money from the foreign debts.

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

On September 6, 2024, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), which became effective on November 1, 2024. Pursuant to the negative list, if a domestic company engaging in the prohibited business stipulated in the negative list seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

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

Patents

Pursuant to the Patent Law of the PRC promulgated by the Standing Committee of the National People’s Congress and most recently amended on October 17, 2020 and the Implementation Rules for the Patent Law of the PRC, which was promulgated by the State Council and last amended on December 11, 2023 and came into effect on January 20, 2024, patents are categorized into invention, utility model and appearance design. Invention refers to new technical solutions for a product, method or its improvement; utility model refers to new technical solutions for the shape, structure or the combination of both shape and structure of a product, which is applicable for practical use; appearance design refers to new designs of the shape, pattern or the combination of shape and pattern, or the combination of the color, the shape and pattern of a product with esthetic feeling and industrial application value. The patent right period for invention is 20 years from the date of application, the patent right period for utility model is ten years from the date of application and the patent right period for appearance design is fifteen years from the date of application. The Patent Law of the PRC and its Implementation Rules stipulate that a patentee’s patent right entitlement is protected by law.

Regulations on Tax

Corporate Income Tax

Pursuant to the Enterprise Income Tax Law of the PRC effective on January 1, 2008 and amended on December 29, 2018, and the Implementation Provisions for the Enterprise Income Tax Law of the PRC, most recently amended on December 6, 2024 and became effective on January 20, 2025, companies are classified into resident companies and non-resident companies. Corporate Income Tax rate is 25%, or 20% for non-resident company which has not set up an organization or an operating site, or its income from established organization or operating side is not connected to such organization or site, judging by the source of its income within the PRC territory. High and new technology companies encouraged by the government shall be accorded with 15% income tax.

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

On November 16, 2011, the Ministry of Finance and the State Administration of Taxation jointly promulgated the Pilot Plan for Levying Value- Added Tax in lieu of Business Tax. Starting from January 1, 2012, the PRC government has been gradually implementing a pilot program in certain provinces and municipalities, to levy a 6% VAT on revenue generated from modern service industries in lieu of the business tax.

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

Social Insurance and Housing Provision

Pursuant to the Social Insurance Law of the PRC, which came into effect on July 1, 2011 and was amended by the Standing Committee of the National People’s Congress on December 29, 2018, and other applicable laws and regulations, employers should purchase social insurance policies for their employees, including basic pension policy, basic medical insurance policy, unemployment insurance policy, maternity insurance policy and work- related injury insurance policy. If an employer fails to make timely and full payment for social insurance for its employees, it shall be demanded by the competent social security authority to furnish payment plus the late fee within designated time period. If the employer fails to make up for the late fee within designated time period, the administrative authorities shall impose punitive measures on the employer.

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

Our corporate headquarter is located in Shenzhen, China. We lease office spaces in Shenzhen, Hefei, Chengdu, Beijing, Shanghai, Guangzhou, Tianjin, Nanjing, Suzhou, Zhengzhou, Xi’an, Hangzhou, Wuhan, Quanzhou, Nanchang, Huhehaote, Changchun, Shijiazhuang, Qingdao and Hong Kong from unrelated third parties under operating lease agreements, and we do not hold any facilities of our own. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company-specific factors, including the following major factors:

Offering of a Distinguishable and Popular Insurance Product Mix

We primarily generate revenues from earning brokerage income by distributing insurance products underwritten by our insurer partners. We currently distribute two major categories of insurance products on our platform: (i) life and health insurance products, including life insurance products, annuity insurance products, long-term health insurance products and short-term health insurance products; and (ii) property & casualty insurance products, including travel insurance products, individual casualty insurance products and corporate insurance products. Between the two categories, life and health insurance products accounted for 95.4%, 93.2% and 92.1% of the GWP we facilitated in 2022, 2023 and 2024, respectively.

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

We believe that with the rising insurance awareness in China, insurance clients favor customized insurance products that cater to their personalized protection needs. To address such needs, we cooperate with our insurer partners to design and develop tailor-made insurance products, which contribute significantly to the GWP we facilitate, and further, to our revenues from commission fees. In 2024, approximately 39.1% of the GWP facilitated through our platform was contributed by tailor-made insurance products that we developed together with our insurer partners.

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

Relationship with Our Insurer Partners

As of December 31, 2024, we had contracts in effect with 139 insurer partners, including 80 life and health insurance companies and 59 property & casualty insurance companies. We cooperate with our insurer partners to offer their standard insurance products or to design and develop tailor-made insurance products. We need to keep the growth of our business, brand influence and risk management capabilities so as to strengthen the cooperation with our existing insurer partners while attracting more insurance companies to build cooperative relationships with us. Our growth will also allow us to hold stronger bargaining power and be able to negotiate favorable terms in our business cooperation with insurer partners. We plan to further diversify and expand the number of insurer partners we work with to manage any potential concentration risk. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 56.5%, 57.4% and 33.0% of our total operating revenue in 2022, 2023 and 2024, respectively. We plan to adjust the structure of insurer partners we work with to an extent that is suitable for our long-term growth, while exposes us to limited concentration risk.

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

Key Operating Metrics

We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The principal operating metrics we consider are set forth in the table below:

	2022	2023	2024
GWP facilitated (million RMB)	4,907.9	5,800.9	6,158.6
First year premiums (million RMB)	1,846.6	2,621.7	3,421.0
Renewal premiums (million RMB)	3,061.3	3,179.2	2,737.6

Key Components of Our Results of Operations Revenues

Our revenues are derived from providing insurance brokerage services to our insurer partners, and are comprised of brokerage income and other income. The following table sets forth the components of our revenues by amounts and percentages of our total operating revenue for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenue:
Life and health insurance business	1,046,469	90.3	1,043,497	87.2	1,056,981	144,805	84.6
Property & casualty insurance business	62,183	5.4	101,036	8.5	136,846	18,748	11.0

Brokerage income	1,108,652	95.7	1,144,533	95.7	1,193,827	163,554	95.6
Other income	49,256	4.3	51,019	4.3	55,087	7,547	4.4

Total operating revenue	1,157,908	100.0	1,195,552	100.0	1,248,914	171,101	100.0

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

Commission fees earned from life and health insurance products have been our primary source of revenues in recent years. Commission fees earned from life and health insurance products accounted for 94.4%, 91.2% and 88.5% of our total brokerage income in 2022, 2023 and 2024, respectively. As we plan to enhance our focus on life and health insurance products, particularly long-term health insurance products and further improve our product design capabilities, we expect life and health insurance products to continue to be a major contributor to our revenues.

Other income. Other income primarily consists of service fees for consulting services, service fees from providing marketing services to our insurer partners, and service fees from providing technology services to our insurer partners. We provide consulting services before selling insurance products to the insured.

The following table presents operating revenue by geographic location by amounts and percentages of our total operating revenue for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenue:
Mainland China	1,154,793	99.7	1,173,322	98.1	1,009,140	138,252	80.8
Hong Kong	1,562	0.1	20,587	1.7	235,191	32,221	18.8
Others	1,553	0.1	1,643	0.1	4,583	628	0.4

Total operating revenue	1,157,908	100.0	1,195,552	100.0	1,248,914	171,101	100.0

Operating Costs and Expenses

Operating costs and expenses consist primarily of cost of revenue, selling expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total operating cost and expenses for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Cost of revenue	(706,009)	(58.7)	(729,068)	(63.7)	(855,496)	(117,202)	(67.4)
Cost of other income	(28,282)	(2.4)	(19,938)	(1.7)	(12,790)	(1,753)	(1.0)
Selling expenses	(231,664)	(19.3)	(204,261)	(17.8)	(192,425)	(26,362)	(15.2)
General and administrative expenses	(154,715)	(12.9)	(119,404)	(10.5)	(146,769)	(20,107)	(11.6)
Research and development expenses	(80,911)	(6.7)	(71,842)	(6.3)	(62,391)	(8,548)	(4.9)

Total operating costs and expenses	(1,201,581)	(100.0)	(1,144,513)	(100.0)	(1,269,871)	(173,972)	(100.0)

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

Cost of other income. Our cost of other income primarily consists of project expenses of our technology service, which include payroll for employees involved in providing the technology services and other related expenses.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share and per share data)
Operating revenue:
Brokerage income	1,108,652	95.7	1,144,533	95.7	1,193,827	163,554	88.5
Other income	49,256	4.3	51,019	4.3	55,087	7,547	11.5

Total operating revenue	1,157,908	100.0	1,195,552	100.0	1,248,914	171,101	100.0

Operating costs and expenses:
Cost of revenue(1)	(706,009)	(61.0)	(729,068)	(61.0)	(855,496)	(117,202)	(68.5)
Cost of other income	(28,282)	(2.4)	(19,938)	(1.7)	(12,790)	(1,753)	(1.0)
Selling expenses(1)	(231,664)	(20.0)	(204,261)	(17.0)	(192,425)	(26,362)	(15.4)
General and administrative expenses(1)	(154,715)	(13.4)	(119,404)	(10.0)	(146,769)	(20,107)	(11.8)
Research and development expenses(1)	(80,911)	(7.0)	(71,842)	(6.0)	(62,391)	(8,548)	(5.0)

Total operating costs and expenses	(1,201,581)	(103.8)	(1,144,513)	(95.7)	(1,269,871)	(173,972)	(101.7)

Operating (loss)/profit	(43,673)	(3.8)	51,039	4.3	(20,957)	(2,871)	(1.7)
Other income/(expenses):
Interest income/(expenses)	(5,062)	(0.4)	2,789	0.2	4,139	567	0.3
Unrealized exchange income/(loss)	(79)	(0.0)	(436)	(0.0)	(684)	(94)	(0.1)
Investment income/(loss)	(2,216)	(0.2)	(1,656)	(0.1)	(511)	(70)	(0.0)
Others, net	19,490	1.7	18,401	1.5	17,179	2,354	1.4
(Loss)/profit before income tax, and share of income of equity method investee	(31,540)	(2.7)	70,137	5.9	(834)	(114)	(0.1)
Income tax expense	—	—	—	—	(135)	(18)	(0.0)
Share of income/(loss) of equity method investee	(2,200)	(0.2)	417	0.0	1,535	210	0.1
Net (loss)/profit	(33,740)	(2.9)	70,554	5.9	566	78	0.0

Note:

(1)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue	11	(7)	(9)	(1)
Selling expenses	1,041	286	565	77
General and administrative expenses	9,151	1,997	8,437	1,156
Research and development expenses	208	(167)	28	4

Total	10,411	2,109	9,021	1,236

Year ended December 31, 2024 compared to year ended December 31, 2023

Operating Revenue

Our total operating revenue increased by 4.5% from RMB1,195.6 million in 2023 to RMB1,248.9 million (US$171.1 million) in 2024, driven by the increase in our brokerage income from RMB1,144.5 million in 2023 to RMB1,193.8 million in 2024. The increase of brokerage income was primarily due to the increase in first year premiums facilitated through our platform from RMB2,621.7 million in 2023 to RMB3,421.0 million in 2024.

Operating cost and expenses

Our total operating cost and expenses increased by 11% from RMB1,144.5 million in 2023 to RMB1,269.9 million (US$174.0 million) in 2024. This increase was primarily due to an increase in cost of revenue from RMB729.1 million in 2023 to RMB855.5 million in 2024.

Cost of revenue. Our cost of revenue increased by 17.3% from RMB729.1 million in 2023 to RMB855.5 million (US$117.2 million) in 2024, primarily attributable to an increase in channel expenses as a result of the increase in first year premiums facilitated.

Cost of other income. Our cost of other income decreased by 35.9% from RMB19.9 million in 2023 to RMB12.8 million (US$1.8 million) in 2024, primarily attributable to the decreases in the project expenses relating to the technology services we provided to our insurer partners and rental and utilities expenses.

Selling expenses. Our selling expenses decreased by 5.8% from RMB204.3 million in 2023 to RMB192.4 million (US$26.4 million) in 2024, accounting for 17.1% and 15.4% of the total operating revenue for the respective years. The decrease in the selling expenses was primarily attributable to decreases in salaries and employment benefits and rental and utilities expenses.

General and administrative expenses. Our general and administrative expenses increased by 22.9% from RMB119.4 million in 2023 to RMB146.8 million (US$20.1 million) in 2024, accounting for 10.0% and 11.8% of the total operating revenue of the respective years. The increase was partly related to an increase in rental and utilities expenses.

Research and development expenses. Our research and development expenses decreased by 13.2% from RMB71.8 million in 2023 to RMB62.4 million (US$8.5 million) in 2024, accounting for 6.3% and 4.9% of the total operating revenue for the respective period. The decrease was primarily attributable to a decrease in rental and utilities expenses.

Operating profit

As a result of the foregoing, we recorded an operating loss of RMB21.0 million (US$2.9 million) in 2024, as compared to an operating profit of RMB51.0 million in 2023.

Other income

We recorded other income of RMB55.1 million (US$7.5 million) in 2024, compared to RMB51.0 million in 2023. This increase was primarily due to the increase in marketing service fees we received from our insurer partners.

Net profit

As a result of the foregoing, we recorded a net profit of RMB0.6 million (US$0.1 million) in 2024, compared to a net profit of RMB70.6 million in 2023.

Year ended December 31, 2023 compared to year ended December 31, 2022

Operating Revenue

Our total operating revenue increased by 3.3% from RMB1,157.9 million in 2022 to RMB1,195.6 million in 2023, driven by the increase in our brokerage income from RMB1,108.7 million in 2022 to RMB1,144.5 million in 2023. The increase of brokerage income was primarily due to the increase in first year premiums facilitated through our platform from RMB1,846.6 million in 2022 to RMB2,621.7 million in 2023.

Operating cost and expenses

Our total operating cost and expenses decreased by 4.7% from RMB1,201.6 million in 2022 to RMB1,144.5 million in 2023. This decrease was primarily due to the continual improvement in our operational efficiency and the implementation of our focused cost optimization measures in 2023.

Cost of revenue. Our cost of revenue increased by 3.3% from RMB706.0 million in 2022 to RMB729.1 million in 2023, primarily attributable to the increase in channel cost paid to our user traffic channels for our indirect marketing.

Cost of other income. Our cost of other income decreased by 29.5% from RMB28.3 million in 2022 to RMB19.9 million in 2023, primarily attributable to the decrease in the project expenses relating to the technology services we provided to our insurer partners.

Selling expenses. Our selling expenses decreased by 11.8% from RMB231.7 million in 2022 to RMB204.3 million in 2023, accounting for 20.0% and 17.1% of the total operating revenue for the respective years. The decrease in the selling expenses was primarily attributable to a decrease in salaries and employment benefits from RMB166.6 million in 2022 to RMB140.0 million in 2023, which was due to a decrease in the number of sales function personnel.

General and administrative expenses. Our general and administrative expenses decreased by 22.8% from RMB154.7 million in 2022 to RMB119.4 million in 2023, accounting for 13.4% and 10.0% of the total operating revenue of the respective years. The decrease was primarily attributable to a decrease in rental and utilities expenses from RMB25.1 million in 2022 to RMB11.5 million in 2023, which was due to a reduction in leased office space and the decrease in share-based compensation from RMB9.1 million in 2022 to RMB2.0 million in 2023.

Research and development expenses. Our research and development expenses decreased by 11.2% from RMB80.9 million in 2022 to RMB71.8 million in 2023, accounting for 7.0% and 6.0% of the total operating revenue for the respective period. The decrease was primarily attributable to the decrease in the number of research and development personnel and the decrease in technology service fees we paid to Xiaoke Huixuan (Shenzhen) Technology Co., Ltd. in 2023.

Operating profit

As a result of the foregoing, we recorded an operating profit of RMB51.0 million in 2023, as compared to an operating loss of RMB43.7 million in 2022.

Other income

We recorded other income of RMB51.0 million in 2023, compared to RMB49.3 million in 2022. This increase was primarily due to the increase in marketing service fees we received from our insurer partners.

Net profit

As a result of the foregoing, we recorded a net profit of RMB70.6 million in 2023, compared to a net loss of RMB33.7 million in 2022.

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

Hong Kong

Our subsidiary incorporated in Hong Kong, Hong Kong Smart Choice Ventures Limited, is subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign- derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. We incurred tax expense of nil, nil and RMB0.3 million in 2022, 2023 and 2024, respectively.

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

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(85,067)	137,351	(18,926)	(2,593)
Net cash provided by/(used in) investing activities	(56,286)	(61,023)	(3,242)	(445)
Net cash provided by/(used in) financing activities	(101,133)	(133,555)	23,212	3,180
Effect of exchange rate changes on cash and cash equivalents	9,587	2,914	2,152	295
Net (decrease)/increase in cash and cash equivalents and restricted cash	(232,899)	(54,313)	3,196	437
Cash and cash equivalents and restricted cash at beginning of the year	608,984	376,085	321,772	44,083
Cash and cash equivalents and restricted cash at end of the year	376,085	321,772	324,968	44,520

To date, we have financed our operating and investing activities through cash generated from our operations and from historical financing activities. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months.

Cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash. As of December 31, 2022, 2023 and 2024, our cash and cash equivalents were RMB277.2 million, RMB249.3 million and RMB233.2 million (US$31.9 million), respectively.

Restricted cash. Our restricted cash was RMB98.9 million, RMB72.0 million and RMB91.6 million (US$12.5 million) as of December 31, 2022, 2023 and 2024, respectively. Our restricted cash consists of (i) unremitted net insurance premiums, (ii) pledged deposit and (iii) guarantee deposit. In our capacity as an insurance intermediary, we collect premiums from our insurance clients and remit the premiums to the insurer partner who underwrites the respective insurance product. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by us, and we report the amount of such unremitted net insurance premiums as restricted cash. Unremitted net insurance premiums were RMB30.6 million, RMB42.1 million and RMB61.7 million (US$8.5 million) as of December 31, 2022, 2023 and 2024 respectively. During the year ended December 31, 2022, Hong Kong Smart Choice Ventures Limited, one of our subsidiaries, provided security for the loan of Shenzhen Huize Shidai Technology Co., Ltd., another subsidiary of our, in the form of pledged deposits with a total amount of RMB43.5 million (US$6.1 million), which was transferred to cash and cash equivalents during the year ended December 31, 2023 as a result of the repayment of the loan by Shenzhen Huize Shidai Technology Co., Ltd. We pay guarantee deposit required by CBIRC in order to protect insurance premium appropriation by insurance broker. The amount of guarantee deposit was RMB24.9 million, RMB29.9 million and RMB29.9 million (US$4.1 million) as of December 31, 2022, 2023 and 2024, respectively.

Accounts receivable. Our accounts receivable was RMB250.7 million, RMB178.3 million and RMB157.1 million (US$21.5 million) as of December 31, 2022, 2023 and 2024, respectively. Accounts receivable primarily consists of commission fee receivable.

Account payable. Our account payable primarily consists of service fees to be paid to our user traffic channels. Our accounts payable were RMB262.3 million, RMB211.9 million and RMB202.1 million (US$27.7 million) as of December 31, 2022, 2023 and 2024, respectively. The decrease was primarily due to a decrease of service fees to be paid to our user traffic channels.

Insurance premium payables. Our insurance premium payables was RMB27.6 million, RMB37.5 million and RMB56.0 million (US$7.7 million) as of December 31, 2022, 2023 and 2024, respectively. Our insurance premium payables primarily consist of insurance premiums collected on behalf of our insurer partners but not yet remitted as of the balance sheet dates.

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

As of December 31, 2024, 84.5% of our cash and cash equivalents and restricted cash were held in China, and 84.4% were held by the VIE and denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

Operating Activities

Net cash used in operating activities in 2024 was RMB18.8 million (US$2.6 million), primarily attributable to (i) a net profit of RMB0.6 million (US$0.1 million), (ii) main adjustments of amortization of right-of-use assets of RMB24.8 million (US$3.4 million) and depreciation and amortization RMB11.5 million (US$1.6 million), and (iii) an increase in contract assets of RMB46.8 million, partially offset by an increase in accounts receivable of RMB20.7 million.

Net cash provided by operating activities in 2023 was RMB137.4 million, primarily attributable to (i) net profit of RMB70.6 million, (ii) main adjustments of amortization of right-of-use assets of RMB25.7 million and depreciation and amortization RMB13.6 million, and (iii) a decrease in accounts receivable of RMB75.5 million and a decrease in prepaid expense and other receivables of RMB21.8 million, partially offset by an increase in accounts payable of RMB50.7 million and an increase in other payables and accrued expenses of RMB24.9 million.

Net cash used in operating activities in 2022 was RMB85.1 million, primarily attributable to a net loss of RMB33.7 million, (ii) main adjustments of amortization of right-of-use assets of RMB27.8 million and depreciation and amortization RMB18.4 million, and (iii) increase in accounts payable of RMB428.6 million, a decrease in insurance premium payables of RMB96.5 million, an increase in contract assets of RMB56.5 million and a decrease in payroll and welfare payable of RMB49.8 million, partially offset by a decrease in accounts receivable of RMB531.0 million and a decrease in prepaid expense and other receivables of RMB22.8 million.

Investing Activities

Net cash used in investing activities in 2024 was RMB1.5 million (US$0.2 million), primarily due to advances to third parties of RMB12.6 million, which is partially offset by a distribution from equity investees of RMB11.4 million.

Net cash used in investing activities in 2023 was RMB61.0 million, primarily due to purchase of property, equipment and intangible assets of RMB30.5 million and advance to a third party of RMB23.0 million.

Net cash used in investing activities in 2022 was RMB56.3 million, primarily due to acquisition of subsidiary of RMB26.0 million, purchase of property, equipment and intangible assets of RMB16.8 million and purchase of long-term investment of RMB10.0 million in 2022.

Financing Activities

Net cash provided by financing activities in 2024 was RMB21.3 million (US$2.9 million), primarily due to proceeds from borrowings of RMB50.0 million, partially offset by repayments of borrowings of RMB32.3 million.

Net cash used in financing activities in 2023 was RMB133.6 million, primarily due to repayments of borrowings of RMB161.5 million, partially offset by proceeds from borrowings of RMB37.0 million.

Net cash used in financing activities in 2022 was RMB101.1 million, primarily due to repayments of borrowings of RMB367.5 million, partially offset by proceeds from borrowings of RMB270.2 million.

Capital Expenditures

Our capital expenditures primarily consist of purchases of buildings, computers, office equipment and software. Our capital expenditures were RMB16.8 million, RMB30.5 million and RMB4.7 million (US$0.6 million) in 2022, 2023 and 2024, respectively.

Material Cash Requirements

Our material cash requirements as of December 31, 2024, and any subsequent interim period primarily include our capital expenditures, operating lease obligations, investment commitments, short-term and long-term borrowings.

We will continue to make capital expenditures to meet the expected growth of our business. We do not have material contractual obligations relating to our future capital expenditures.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our office lease agreements in China. The following table sets forth our contractual obligations as of December 31, 2024:

Payment Due by Period As of December 31, 2024 RMB
Operating Lease Obligations
Within one year (including one year)	18,562
One to three years (including three years)	25,144

Total	43,706

We did not have material investment commitments as of December 31, 2024.

Short-term borrowings represent bank borrowings. As of December 31, 2024, the total amount of our bank borrowings was RMB50 million, all of which will mature in 2025.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any material financial guarantees or other material commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

Holding Company Structure

Huize Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE, the VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our WFOE. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIE in China is required to set aside at least 10% of its after-tax profits after making up the previous year’s accumulated losses each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Data and Technology” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Revenue Recognition

The revenue standard requires us to estimate the amount of variable consideration to which we will be entitled for revenue recognition. For long-term insurance product over one year, we are entitled to subsequent renewal commissions, which represent variable considerations and are contingent on future renewals of initial policies.

When estimating the variable consideration, we use the expected value method based on accumulated historical data and experiences. We also consider constraints when determining the estimated variable consideration, which we refer to as “estimated constrained values”.

We perform ongoing evaluation of the appropriateness of the constraint applied, and consider the sufficiency of evidence that would suggest that the long-term expectation underlying the assumptions has changed. The estimated renewal commissions are contingent on future renewals of initial policies. Given the material uncertainty around the subsequent renewal of the insurance policies, the estimated renewal commissions expected to be collected are recognized as revenue only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. With the passage of time and accumulation of historical experiences and data, the judgment and assumptions are to be continuously re-evaluated and adjusted as needed when more information becomes available. Changes in estimates used in the revenue recognition could have a material impact on our financial statements.

The following describes how we apply the expected value method and our key considerations and judgments under the expected value method:

Accumulating historical data and experiences: We believe that accumulating sufficient renewal years’ data for new products sold as the basis for the estimate is necessary for making a reasonable estimate that is representative and comparable to those policies sold in subsequent periods. On-going accumulation of historical renewal data and experiences represents the growth of our confidence for making a reasonable estimate without a significant subsequent reversal in revenue recognized.

Considering constraints on estimates: In estimating the variable consideration, we evaluated the following factors that could increase the likely hood or magnitude of a reversal: (i) the occurrence of renewal is outside our control and the estimate of renewal rates is complex and requires significant judgment; (ii) the estimate of variable consideration associated with policy renewals has a broad range of possible consideration amounts; and (iii) the contingency is not expected to be resolved for a long period of time. Along with the accumulation of historical renewal data and experiences, we re-evaluate the appropriateness of the constraint applied on an on-going basis and adjust the constraint accordingly when we observe more evidence that would suggest that the long-term expectation underlying the assumptions has changed.

Ongoing reassessment of the estimated constrained values: We continue to reassess the estimated constrained values at the end of each reporting period on a quarterly basis, including continuing to review and evaluate the reasonableness of the applied assumptions by comparing the original estimated constrained values with the actual renewal commissions collected to monitor and determine whether any changes to the assumptions are needed.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Cunjun Ma	53	Chairman of the Board of Directors and Chief Executive Officer
Xuchun Luo	56	Director and Vice President
Bin Wei	55	Independent Director
Jun Ge	52	Independent Director
Aaron Xiaolei Hou	51	Independent Director
Li Jiang	54	Chief Operating Officer
Ronald Tam	43	Co-Chief Financial Officer
Minghan Xiao	51	Co-Chief Financial Officer
Hong Zhu	42	General Counsel

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

Ms. Xuchun Luo has served as our vice president since April 2024. Ms. Luo has over 15 years of insurance related experience, and 20 years of accounting and financing related experience. Before joining our company, Ms. Luo worked as a department manager in Shenzhen Huize Internet Insurance Agent Co., Ltd. from March 2007 to November 2011. Ms. Luo also worked in Hua An Property Insurance Co., Ltd. for two years. Prior to that, Ms. Luo worked as an accountant in Industrial and Commercial Bank of China for 15 years, and as a department manager in an industrial company for two years. Ms. Luo obtained a specialist’s degree in financial accounting from Jiangxi Radio and Television University in 2001, and a bachelor’s degree in law from The Open University of China in 2009.

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

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB16.1 million (US$2.2 million) in cash to our executive officers, and paid RMB1.5 million (US$0.2 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our WFOE, the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The following table summarizes, as of February 28, 2025, the number of common shares underlying outstanding options and restricted shares that we granted to our directors and executive officers under the Global Plan and the Third Amended and Restated 2019 Plan.

Name	Common Shares Underlying Options and Restricted Shares	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Cunjun Ma	Options: 7,556,701	0.0575	June 30, 2019	June 30, 2029
	Restricted Shares: 14,229,183	0	June 30, 2019
	Options: 3,911,945	0.0575	September 8, 2021	September 8, 2031
	Options: 20,660,000	0.0600	March 14, 2023	March 14, 2033
	Options: 104,704,800	0.0300	April 22, 2024	April 22, 2034

Xuchun Luo	Options: 802,803	0.0575	June 30, 2019	June 30, 2029
	Restricted Shares: 4,054,612	0	June 30, 2019
	Options: 1,600,000	0.0575	September 8, 2021	September 8, 2031
	Options: 2,200,000	0.0600	March 14, 2023	March 14, 2033
	Options: 5,200,000	0.0300	April 22, 2024	April 22, 2034

Li Jiang	Options: 842,101	0.0575	June 30, 2019	June 30, 2029
	Restricted Shares: 5,839,032	0	June 30, 2019
	Options: 2,200,000	0.0600	March 14, 2023	March 14, 2033
	Options: 6,200,000	0.0300	April 22, 2024	April 22, 2034

Name	Common Shares Underlying Options and Restricted Shares	Exercise Price (US$/Share)	Date of Grant	Date of Expiration

Minghan Xiao	Options: 842,101	0.0575	June 30, 2019	June 30, 2029
	Restricted Shares: 2,335,613	0	June 30, 2019
	Options: 16,000,000	0.0575	September 8, 2021	September 8, 2031
	Options: 2,200,000	0.0600	March 14, 2023	March 14, 2033
	Options: 5,200,000	0.0300	April 22, 2024	April 22, 2034

Ronald Tam	Options:*	0.0575	March 9, 2021	June 30, 2029
	Restricted Shares: *	0	March 9, 2021
	Options:*	0.0600	March 14, 2023	March 14, 2033
	Options:*	0.0300	April 22, 2024	April 22, 2034

Hong Zhu	Options:*	0.0575	June 30, 2019	June 30, 2029
	Restricted Shares: *	0	June 30, 2019
	Options:*	0.0575	September 8, 2021	September 8, 2031
	Options:*	0.0600	March 14, 2023	March 14, 2033
	Options:*	0.0300	April 22, 2024	April 22, 2034

Other employees	Options: 2,165,604	0.0575	June 30, 2019	June 30, 2029
	Restricted Shares: 2,304,962	0	August 19, 2019
	Options: 7,400,000	0.0575	September 8, 2021	September 8, 2031
	Options: 5,000,000	0.0600	March 14, 2023	March 14, 2033
	Options: 14,200,000	0.0300	April 22, 2024	April 22, 2034

*	Less than 1% of our total outstanding shares.

As of February 28, 2025, our employees, other than our directors and executive officers, held 2,304,962 restricted shares and options to purchase 2,165,604 Class A common shares with exercise price of US$ 0.0575 per share, under the Global Plan, and options to purchase 23,900,000 Class A common shares, with exercise price of US$0.0575, US$0.0600 or US$0.0300 per share, under the Third Amended and Restated 2019 Plan.

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

Board Diversity Matrix (As of February 28, 2025)
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

As of December 31, 2022, 2023 and 2024, we had 1,034, 1,113 and 827 employees. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

	As of December 31, 2024
Functions:	Number	% of Total
Insurance consulting	232	28.1
Sales, marketing and training	197	23.8
Client service	116	14.0
Product management	37	4.5
Research and technology	104	12.6
General and administrative	141	17.1

Total	827	100.0

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares on an as-converted basis as of February 28, 2025, by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 1,008,857,623 common shares issued and outstanding as of February 28, 2025, including (i) 858,266,416 Class A common shares (excluding 3,619,900 Class A common shares reserved for issuance under our Global Plan and 2019 Plan, and 50,414,900 Class A common shares in the form of ADSs that we repurchased under our share repurchase program); and (ii) 150,591,207 Class B common shares.

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

	Common shares Beneficially Owned
	Class A Common Shares	Class B Common Shares	% of Total Common Shares	% of Aggregate Voting Power†
Directors and Executive Officers**:
Cunjun Ma(1)	156,561,374	150,591,207	30.4	77.5
Xuchun Luo	21,751,415	—	2.2	*
Bin Wei	—	—	—	—
Jun Ge	—	—	—	—
Aaron Xiaolei Hou	—	—	—	—
Li Jiang	13,206,133	—	1.3	*
Minghan Xiao	11,207,714	—	1.1	*
Ronald Tam	*	—	*	*
Hong Zhu	*	—	*	*
All Directors and Executive Officers as a Group	210,929,767	150,591,207	33.2	77.6
Principal Shareholders:
Huidz Holding Limited(1)	—	150,591,207	14.9	72.5
Crov Global Holding Limited(2)	155,928,400	—	15.5	5.0
Wande Weirong Limited(3)	97,125,400	—	9.6	3.1
CDF Capital Insurtech Limited(4)	80,991,300	—	8.0	2.6

*	Less than 1% of our total common shares on an as-converted basis outstanding as of February 28, 2025.
**

Except as indicated otherwise below, the business address of our directors and executive officers is 49/F, Building T1, Qianhai Financial Centre, Linhai Avenue, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen 518000, People’s Republic of China.

†

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B common shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A common share is entitled to one (1) vote, and each Class B common share is entitled to fifteen (15) votes, voting together as a single class. Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

(1)

Represents (i) 71,392,946 Class A common shares issuable to Mr. Cunjun Ma upon exercise of options within 60 days after February 28, 2025; (ii) 9,321,540 Class A common shares in the form of ADSs held by Mr. Cunjun Ma; (iii) 150,591,207 Class B common shares directly held by Huidz Holding Limited, a company incorporated in British Virgin Islands that is ultimately controlled by QYRT Family Trust, a trust established under the laws of the British Virgin Islands and managed by HSBC International Trustee Limited as the trustee. Mr. Cunjun Ma is the settlor of the trust and his family member(s) are the trust’s beneficiaries. Mr. Cunjun Ma also has sole voting power to 75,846,888 Class A common shares held by other shareholders of our company, including Wande Weirong Limited, CDF Capital Insurtech Limited, Bodyguard Holding Limited, Tian Jin Kun Zhi Enterprise Management Limited, Kaola Technology Limited, Jumi Holding Limited and One Mind Holding Limited.

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

To our knowledge, as of February 28, 2025, 620,199,580 of our common shares were held by one record holder in the United States, which was Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Transactions with Related Parties

For the years ended December 31, 2022, 2023 and 2024, Xiaoke Huixuan (Shenzhen) Technology Co., Ltd., a company that we have significant influence on, provided technology services to our company. As of December 31, 2024, we had no service fee due to Xiaoke Huixuan (Shenzhen) Technology Co., Ltd..

For the year ended December 31, 2023 and 2024, Huibao Huipei (Shenzhen) Technology Co., Ltd, a company that we have significant influence over, provided user traffic channels service to our company. As of December 31, 2024, we had service fee due to Huibao Huipei (Shenzhen) Technology Co., Ltd. of RMB2,495 thousand (US$342 thousand).

As of December 31, 2024, we had RMB995 thousand (US$136 thousand) due from related parties, which represented the advance miscellaneous fees of RMB766 thousand (US$105 thousand) for shareholders, the advance service fees of RMB157 thousand (US$22 thousand) for Huibao Huipei (Shenzhen) Technology Co., Ltd, a company that we have significant influence over, and the advance service fees of RMB72 thousand (US$10 thousand) for Xiaoke Huixuan (Shenzhen) Technology Co., Ltd, a company that we have significant influence over.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

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

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing 100 Class A common shares, have been listed on the Nasdaq Global Market since February 11, 2020, under the symbol “HUIZ.” On December 9, 2024, we effected an ADS ratio change to adjust our Class A common share to ADS ratio from one ADS representing twenty Class A common shares to one ADS representing one hundred Class A common shares. Unless otherwise stated, the ADS ratio change has been retrospectively applied for all periods presented in this annual report.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of certain material provisions of our third amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our common shares. Neither our certificate of incorporation nor our memorandum and articles of association contains any charter of the Chinese Communist party or any text thereof.

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

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Class A common share is entitled to one (1) vote, and each Class B common share is entitled to fifteen (15) votes, voting together as one class. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the nominal value of the total issued voting shares of our company present in person or by proxy. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast at a meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the outstanding common shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our third amended and restated memorandum and articles of association.

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

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England.

In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware.

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

The Companies Act does not provide shareholders with an express right to put forth any proposal before a general meeting of the shareholders. However, the Companies Act may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the company.

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

The following summary of the Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A common shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A common shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfer of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

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

Huize Holding Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Huize Holding Limited meets all of the conditions above. Huize Holding Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. In the opinion of Commerce & Finance Law Offices, our legal counsel as to PRC law, it is more likely than not that Huize Holding Limited will not be deemed as a PRC resident enterprise for PRC tax purposes. As such, holders of the ADSs and common shares who are not PRC residents likely will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Bulletin 7 and the Circular on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises issued by the State Taxation Administration on October 17, 2017 and amended on June 15, 2018, or SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies may be subject to Chinese tax reporting obligations or tax liabilities.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that acquires and holds our ADSs or common shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing provisions of the Code, Treasury regulations promulgated thereunder, or the Treasury Regulations, and pertinent judicial decisions and interpretive rulings of the Internal Revenue Service, or the IRS, all of which are subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare tax on certain net investment income, and any alternative minimum tax considerations, backup withholding and information reporting requirements, including pursuant to sections 1471 through 1474 of the Code, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or common shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for minimum tax;

•	persons who acquire their ADSs or common shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that directly, indirectly or constructively own ADSs or common shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or common shares through such entities;

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

Assuming that we are the owner of the VIE (including its subsidiaries) for United States federal income tax purposes and based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash and investments), we believe we were a PFIC for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year ending December 31, 2025 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of each and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares. The U.S. federal income tax rules that apply if we are classified as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

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

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or common shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we are eligible for the benefit of the U.S.-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Global Market will generally be considered to be readily tradable on an established securities market in the United States. Since we do not expect that our common shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. In addition, however, as described above, in 2024 we received communications from the Nasdaq notifying us that we were not in compliance with certain Nasdaq Global Market continued listing standards, and if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Global Market. As of the date of this annual report, we are in compliance with the minimum requirements that we must meet for continued listing on Nasdaq. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our ADSs.” If our ADSs are delisted from the Nasdaq Global Market and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.

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

As described above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year ending December 31, 2025. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower tax rate for dividends paid with respect to our ADSs or ordinary shares in their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or common shares may be subject to PRC income tax and will generally be United States source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. However, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of a foreign tax credit or deduction in light of their particular circumstances, their eligibility for benefits under the Treaty, and the potential impact of the Treasury Regulations.

As described above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year ending December 31, 2025. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. Our ADSs, but not our common shares, are listed on the Nasdaq Global Market, which is a qualified exchange for these purposes. We expect that our ADSs will be considered regularly traded, but no assurances may be given in this regard. However, as described above, in 2024, we received communications from the Nasdaq notifying us that we were not in compliance with certain Nasdaq Global Market continued listing standards, and if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Global Market. As of the date of this annual report, we are in compliance with the minimum requirements that we must meet for continued listing on Nasdaq. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs.” If our ADSs are delisted from the Nasdaq Global Market and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A common shares, upon a change in the ADS(s)-to-Shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A common shares	Up to US$5.00 per 100 ADSs (or fraction thereof) issued

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Shares ratio, or for any other reason)	Up to US$5.00 per 100 ADSs (or fraction thereof) canceled

Service	Fees
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$5.00 per 100 ADSs (or fraction thereof) held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) held

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$5.00 per 100 ADSs (or fraction thereof) held

ADS Services	Up to US$5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary

Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to US$5.00 per 100 ADSs (or fraction thereof) transferred

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).	Up to US$5.00 per 100 ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. For the year ended December 31, 2024, we did not receive reimbursement from the depositary.

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

Not applicable.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and co-chief financial officers, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and co-chief financial officers, assessed the effectiveness of internal control over financial reporting as of December 31, 2024, using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2024, because of the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified in our internal control relates to the lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to identify and implement relevant controls to address risks of material misstatements and to prepare consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements.

We have implemented measures to address the material weaknesses, such as conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel. For example, during the year ended December 31, 2024, we arranged formal training sessions related to recent U.S. GAAP development and SEC reporting updates for our accounting and financial reporting personnel. Although the remediation measures were implemented, they will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the previously identified material weakness still existed as of December 31, 2024. We plan to continue to implement measures to remedy the identified material weakness, including: (i) recruiting more financial reporting and accounting personnel who have adequate U.S. GAAP knowledge, (ii) implementing regular and continual U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) planning to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework, and (iv) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements. However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results.”

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

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Bin Wei, a member of our audit committee and independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule
10A-3
under the Exchange Act), is an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS
Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of our company, whether they work for the Company on a full-time, part-time, consultative or temporary basis. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form
F-1
(File Number
333-199996),
as amended, initially filed with the SEC on September 4, 2019.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, Deloitte Touche Tohmatsu Certified Public Accountants LLP and their respective affiliates, our principal external auditors, for the years indicated. We did not pay any other fees to our principal external auditors during the years indicated below.

	For the Year Ended December 31,
	2023	2024
	(in thousands of RMB)
Audit-related fees (1)
PricewaterhouseCoopers Zhong Tian LLP(2)	5,250	1,000
Deloitte Touche Tohmatsu Certified Public Accountants LLP	—	3,620
Non-Audit fees (3)
PricewaterhouseCoopers Zhong Tian LLP(2)	150	290

Total	5,400	4,910

Notes:
(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and the quarterly reviews of our condensed consolidated financial information.

(2)
On July 17, 2024, we dismissed PricewaterhouseCoopers Zhong Tian LLP and engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP as our independent registered public accounting firm. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

(3)
“Non-audit
fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by PricewaterhouseCoopers Zhong Tian LLP for tax compliance, tax advice tax planning and other consulting services.

The policy of our audit committee is to
pre-approve
all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP, Deloitte Touche Tohmatsu Certified Public Accountants LLP and their respective affiliates, including audit services and tax services described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

15
0

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
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
The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Common Shares Purchased	Average Price Paid Per Common Share (US$)	Total Number of Common Shares Purchased as Part of Share Repurchase Program	Approximate Remaining Authorized Amount (US$, in millions)
From January 1, 2024 to January 31, 2024	1,077,840	0.0383	21,725,980	3.7
From February 1, 2024 to February 29, 2024	1,576,120	0.0346	23,302,100	3.6
From March 1, 2024 to March 31, 2024	893,000	0.0341	893,000	5.0
From April 1, 2024 to April 30, 2024	—	—	893,000	5.0
From May 1, 2024 to May 31, 2024	—	—	893,000	5.0
From June 1, 2024 to June 30, 2024	—	—	893,000	5.0
From July 1, 2024 to July 31, 2024	—	—	893,000	5.0
From August 1, 2024 to August 31, 2024	—	—	893,000	5.0
From September 1, 2024 to September 30, 2024	—	—	893,000	5.0
From October 1, 2024 to October 31, 2024	—	—	893,000	5.0
From November 1, 2024 to November 30, 2024	—	—	893,000	5.0
From December 1, 2024 to December 31, 2024	—	—	893,000	5.0

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
We dismissed PricewaterhouseCoopers Zhong Tian LLP, or PwC, as our independent registered public accounting firm on June 30, 2024 and appointed Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, as our independent registered public accounting firm, effective on July 17, 2024. The appointment of Deloitte was approved by our board of directors and the audit committee of the board of directors. Deloitte was engaged to audit and report on our consolidated financial statements for the fiscal year ending December 31, 2024.

15
1

The reports of PwC on our consolidated financial statements for the fiscal years ended December 31, 2022 and 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.
During the fiscal years ended December 31, 2022 and 2023, and the subsequent interim period through June 30, 2024, there have been no “disagreements” (as that term is defined in 16F(a)(1)(iv) of Form 20-F and the related instructions) between us and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in its reports on the our consolidated financial statements for such years.
During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through June 30, 2024, there have been no reportable events (as defined in Item 16F(a)(1)(v) of Form 20- F), except for the material weaknesses identified related to the lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements as disclosed under Item 15 of the Company’s annual report on Form 20-F for the fiscal years ended December 31, 2023 and 2022.
The audit committee discussed the material weakness with PwC and the Company has authorized PwC to respond fully to inquiries of the successor auditor regarding the material weakness.
We have requested that PwC furnish the company with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of PwC’s letter dated April 23, 2025 is filed as Exhibit 16.1 to this Form 20-F.
During the fiscal years ended December 31, 2022 and 2023, and the subsequent interim period through July 17, 2024, neither we nor anyone on behalf of us has consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE
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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J.	INSIDER TRADING POLICY
Our board of directors has established insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

15
2

Our Amended and Restated Statement of Policies Governing Material
Non-Public
Information and The Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form
20-F.

ITEM 16K.	CYBERSECURITY
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
This comprehensive system spans multiple security domains, including network, host and application layers. It integrates a range of security capabilities such as threat defense, continuous monitoring, in-depth
analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, ongoing internal and external evaluations of our security measures, a solid incident response framework, and regular online or offline cybersecurity training sessions for our employees. We have deployed a network firewall, an application firewall, intrusion detection systems and the DDoS protection system to detect and prevent network attacks. We have also been equipped with a unified security software to prevent viruses and regularly patch software vulnerabilities. In addition, we have implemented a strong password policy and multi- factor authentication to protect our system from unauthorized access. Our information security department is actively engaged in continuous monitoring of our applications, platforms and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats.
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

15
3

At the operational level, we have established three lines of defense to manage information security risks. Led by our chief executive officer, co-
chief financial officers and cybersecurity officer, our internal information security committee, consisting of representatives of business departments, our general counsel, head of information security department and head of IT department, is the first line of defense responsible for information security strategic decision-making, resource coordination and planning, etc. The information security department and the legal and compliance department form the second line of defense responsible for leading, guiding, monitoring and inspecting our security plan and reporting to the information security committee. The information security department leads the implementation of our security strategic plan, carries out security operations, including data security, privacy protection, security compliance, security incident emergency response and other security operations, and cooperates with business departments, IT department and other functional departments, which collectively form the third line of defense.
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

15
4

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Huize Holding Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A common shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.3	Deposit Agreement, dated as of February 11, 2020, among the Registrant, Citibank N.A., as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-238148), filed with the SEC on May 11, 2020)

2.4	Form of Amendment No. 1 to the Deposit Agreement, among the Registrant, Citibank N.A., as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (a)(i) to the post-effective amendment No.1 to registration statement on Form F-6 (File No. 333-236288), filed with the SEC on November 19, 2024)

2.5	Shareholders Agreement between the Registrant and other parties thereto dated June 6, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.6	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-39216) filed with the SEC on April 24, 2020)

4.1	Global Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.2	Third Amended and Restated 2019 Share Incentive Plan (incorporated herein by reference to Exhibit 99.2 to Form 6-K (File No. 001-39216) filed with the SEC on November 20, 2013)

4.3	Form of Indemnification Agreement, between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-233614), as amended initially filed with the SEC on September 4, 2019)

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.5	English translation of executed Exclusive Business Cooperation Agreement among our WFOE, the VIE and its shareholders (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

Exhibit Number	Description of Document

4.6	English translation of form of executed Power of Attorney signed by shareholders of the VIE (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.7	English translation of executed Equity Pledge Agreement among our WFOE, the VIE and its shareholders (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.8	English translation of executed Exclusive Option and Equity Custody Agreement among our WFOE, the VIE and its shareholders (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

8.1*	Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-233614), as amended initially filed with the SEC on September 4, 2019)

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.3**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.3*	Consent of Commerce & Finance Law Offices

16.1*	Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission, dated April 23, 2025, pertaining to the change in independent public accounting firm

97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39216) filed with the SEC on April 19, 2024)

101.INS*	Inline XBRL Instance Document-this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huize Holding Limited

By:	/s/ Cunjun Ma
Name:	Cunjun Ma
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 23, 2025

HUIZE HOLDING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Huize Holding Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Huize Holding Limited and subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows, for the year ended December 31, 2024, and the related notes and the schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Convenience Translation
Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(f) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside of People’s Republic of China.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shenzhen, the People’s Republic of China
April 23, 2025
We have served as the Company’s auditor since 2024.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Huize Holding Limited
Opinion on the Financial Statements
We have audited the consolidated balance sheet of Huize Holding Limited and its subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of comprehensive income/(loss), of shareholders’ (deficit)/equity and of cash flows for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
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
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shenzhen, the People’s Republic of China
April 19, 2024, except for the change in segment disclosures in Note 2(ee) to the consolidated financial statements, as to which the date is April 23, 2025
We served as the Company’s auditor from 2018 to 2024.

HUIZE HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2023	As of December 31, 2024
		RMB	RMB	US$ Note 2(f)
Assets
Current assets
Cash and cash equivalents, net of allowances of RMB520 and RMB170 as of December 31, 2023 and 2024, respectively	2(g)	249,258	233,207	31,949
Restricted cash (including amounts of the consolidated VIE of RMB42,307 and RMB61,708 as of December 31, 2023 and 2024, respectively)	2(h)	42,307	61,708	8,454
Short-term investments	2(i)	8,879	5,000	685
Contract assets, net of allowances of RMB440 and RMB1,332 as of December 31, 2023 and 2024, respectively	2(w)	41,481	71,085	9,739
Accounts receivable, net of allowances of RMB1,673 and RMB 2,153 as of December 31, 2023 and 2024, respectively	2(j),5	178,294	157,080	21,520
Insurance premium receivables, net of allowances of RMB988 and RMB33 as of December 31, 2023 and 2024, respectively	2(k)	927	1,763	242
Amounts due from related parties	6	383	995	136
Deferred costs	2(l)	6,147	—	—
Prepaid expense and other receivables, net of allowances of RMB697 and RMB910 as of December 31, 2023 and 2024, respectively	7	78,784	68,171	9,339

Total current assets		606,460	599,009	82,064

Non-current assets
Restricted cash	2(h)	29,687	29,883	4,094
Contract assets, net of allowances of RMB131 and RMB 533 as of December 31, 2023 and 2024, respectively	2(w)	12,495	28,435	3,896
Property, plant and equipment, net	8	54,107	47,083	6,450
Intangible assets, net	9	50,743	68,840	9,431
Long-term investments	2(r),10	76,688	66,716	9,140
Operating lease right-of-use assets	2(t),19	115,946	20,715	2,838
Goodwill	2(q)	461	14,536	1,991
Other assets	7	419	8,981	1,232

Total non-current assets		340,546	285,189	39,072

Total assets		947,006	884,198	121,136

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS - continued

(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2023	As of December 31, 2024
		RMB	RMB	US$ Note 2(f)
Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB30,000 and RMB50,000 as of December 31, 2023 and 2024, respectively)	1 1	30,000	50,000	6,850
Accounts payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB204,587 and RMB156,692 as of December 31, 2023 and 2024, respectively)		211,905	202,054	27,681
Insurance premium payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB37,514 and RMB56,042 as of December 31, 2023 and 2024, respectively)	2(s)	37,514	56,042	7,678
Contract liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB945 and RMB nil as of December 31, 2023 and 2024, respectively)		2,728	—	—
Other payables and accrued expenses (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB171,706 and RMB13,083 as of December 31, 2023 and 2024, respectively)	1 2	34,850	44,434	6,087
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB50,624 and RMB26,964 as of December 31, 2023 and 2024, respectively)		56,207	41,005	5,618
Income taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB2,440 and RMB2,234 as of December 31, 2023 and 2024, respectively)	1 4	2,440	2,575	353
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB16,368 and RMB14,953 as of December 31, 2023 and 2024, respectively)	2(t), 1 9	16,949	16,743	2,294
Amounts due to related parties (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB2,451 and RMB2,495 as of December 31, 2023 and 2024, respectively)	6	2,451	2,495	342

Total current liabilities		395,044	415,348	56,903

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS - continued

(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2023	As of December 31, 2024
		RMB	RMB	US$ Note 2(f)
Non-current liabilities
Deferred tax liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB10,971 and RMB10,971 as of December 31, 2023 and 2024, respectively)	1 4	12,048	14,875	2,038
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB129,299 and RMB24,082 as of December 31, 2023 and 2024, respectively)	2(t), 1 9	129,299	24,082	3,299
Payroll and welfare payable		200	649	89

Total non-current liabilities		141,547	39,606	5,426

Total liabilities		536,591	454,954	62,329

Commitments and contingencies	2 0
Shareholders’ equity
Class A common shares (US$0.00001 par value; 7,000,000,000 shares authorized and 894,456,046 shares issued as of December 31, 2023 and 2024, respectively; 843,968,206 shares and 858,266,416 shares outstanding as of December 31, 2023 and 2024, respectively)	1 5	62	63	9
Class B common shares (US$0.00001 par value; 800,000,000 shares authorized and 150,591,207 shares issued and 150,591,207 shares outstanding as of December 31, 2023 and 2024, respectively)	1 5	10	10	1
Treasury stock (46,867,940 shares and 50,414,900 shares as of December 31, 2023 and 2024, respectively)	1 5	(28,580)	(29,513)	(4,043)
Additional paid-in capital		905,958	909,930	124,660
Accumulated other comprehensive loss		(14,060)	(12,864)	(1,762)
Accumulated deficit		(458,237)	(458,886)	(62,867)

Total shareholders’ equity attributable to Huize Holding Limited shareholders		405,153	408,740	55,998
Non-controlling interests		5,262	20,504	2,809

Total shareholders’ equity		410,415	429,244	58,807

Total liabilities and shareholders’ equity		947,006	884,198	121,136

The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in thousands, except for share, per share data or otherwise noted)

		Year Ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$ Note2(f)
Operating revenue
Brokerage income	2(w)	1,108,652	1,144,533	1,193,827	163,554
Other income		49,256	51,019	55,087	7,547

Total operating revenue		1,157,908	1,195,552	1,248,914	171,101

Operating costs and expenses
Cost of revenue	2(x)	(706,009)	(729,068)	(855,496)	(117,202)
Cost of other income	2(x)	(28,282)	(19,938)	(12,790)	(1,753)
Selling expenses	2(y)	(231,664)	(204,261)	(192,425)	(26,362)
General and administrative expenses	2(z)	(154,715)	(119,404)	(146,769)	(20,107)
Research and development expenses	2(aa)	(80,911)	(71,842)	(62,391)	(8,548)

Total operating costs and expenses		(1,201,581)	(1,144,513)	(1,269,871)	(173,972)

Operating (loss) / income		(43,673)	51,039	(20,957)	(2,871)

Other income/(expenses)
Interest income/(expenses)		(5,062)	2,789	4,139	567
Unrealized exchange loss		(79)	(436)	(684)	(94)
Investment loss	1 7	(2,216)	(1,656)	(511)	(70)
Others, net	2(bb)	19,490	18,401	17,179	2,354

Profit/(Loss) before income tax, and share of income/(loss) of equity method investee		(31,540)	70,137	(834)	(114)

Income tax expense	1 4	—	—	(135)	(18)
Share of income/(loss) of equity method investee		(2,200)	417	1,535	210

Net profit/(loss)		(33,740)	70,554	566	78

Net profit/(loss) attributable to non-controlling interests		(2,553)	366	1,215	167

F-
7

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) - continued

FOR THE YEAR ENDED DECEMBER 31, 2024

(All amounts in thousands, except for share, per share data or otherwise noted)

		Year Ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$ Note2(f)
Net profit/(loss) attributable to Huize Holding Limited’s shareholders		(31,187)	70,188	(649)	(89)

Net profit/(loss)		(33,740)	70,554	566	78
Foreign currency translation adjustment, net of tax		9,600	3,635	1,196	164

Comprehensive income/(loss)		(24,140)	74,189	1,762	242

Comprehensive income/(loss) attributable to non-controlling interests		(2,553)	366	1,215	167

Comprehensive income/(loss) attributable to Huize Holding Limited’s shareholders		(21,587)	73,823	547	75

Weighted average number of common shares used in computing net profit/(loss) per share
Basic and diluted	1 8	1,021,958,881	1,000,940,698	997,172,042	997,172,042
Net profit/(loss) per share attributable to common shareholders
Basic and diluted	1 8	(0.03)	0.07	(0.00)	(0.00)
The accompanying notes form an integral part of these consolidated financial statements.

F-
8

HUIZE HOLDING LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY
(All amounts in thousands, except share data, per share data or otherwise noted)

		Class A Common Shares		Class B Common Shares		Treasury Stock
		Shares	Amount	Shares	Amount	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income)/ loss	Accumulated deficit	Total Huize Holding Limited shareholders’ equity	Non- Controlling interest	Total
			RMB		RMB		RMB	RMB	RMB	RMB		RMB
Balance at January 1, 2022		889,603,586	62	150,591,207	10	3,436,860	(9,545)	896,772	(27,295)	(499,940)	360,064	849	360,913

Net loss for the year		—	—	—	—	—	—	—	—	(31,187)	(31,187)	(2,553)	(33,740)
Repurchase of Class A common shares	1 5	—	—	—	—	13,097,740	(5,761)	—	—	—	(5,761)	—	(5,761)
Share-based payment compensation	1 6	—	—	—	—	—	—	8,163	—	—	8,163	—	8,163
Capital injection from non-controlling interests		—	—	—	—	—	—	—	—	—	—	2,850	2,850
Foreign currency translation		—	—	—	—	—	—	—	9,600	—	9,600	—	9,600

Balance at December 31,2022		889,603,586	62	150,591,207	10	16,534,600	(15,306)	904,935	(17,695)	(531,127)	340,879	1,146	342,025

Impact of adoption of credit loss guidance		—	—	—	—	—	—	—	—	2,702	2,702	—	2,702
Net profit for the year		—	—	—	—	—	—	—	—	70,188	70,188	366	70,554
Repurchase of Class A common shares	1 5	—	—	—	—	30,333,340	(13,274)	—	—	—	(13,274)	—	(13,274)
Shares issued upon exercise of option	1 6	1,232,560	—	—	—	—	—	560	—	—	560	—	560
Share-based payment compensation	1 6	—	—	—	—	—	—	463	—	—	463	—	463
Capital injection from non-controlling interests		—	—	—	—	—	—	—	—	—	—	3,750	3,750
Foreign currency translation		—	—	—	—	—	—	—	3,635	—	3,635	—	3,635

Balance at December 31, 2023		890,836,146	62	150,591,207	10	46,867,940	(28,580)	905,958	(14,060)	(458,237)	405,153	5,262	410,415

Issuance of Class A common shares for acquisition of a subsidiary		17,845,170	1	—	—	—	—	5,061	—	—	5,062	9,238	14,300
Net (loss)/profit for the year		—	—	—	—	—	—	—	—	(649)	(649)	1,215	566
Repurchase of Class A common shares	1 5	—	—	—	—	3,546,960	(933)	—	—	—	(933)	—	(933)
Capital injection from non-controlling interests		—	—	—	—	—	—	—	—	—	—	3,700	3,700
Change of the capital from non-controlling interest shareholders		—	—	—	—	—	—	(1,089)	—	—	(1,089)	1,089	—
Foreign currency translation		—	—	—	—	—	—	—	1,196	—	1,196	—	1,196

Balance at December 31, 2024		908,681,316	63	150,591,207	10	50,414,900	(29,513)	909,930	(12,864)	(458,886)	408,740	20,504	429,244

The accompanying notes form an integral part of these consolidated financial statements.

F-
9

HUIZE HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except share data, or otherwise noted)

	Year Ended December 31
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities:
Net profit/(loss)	(33,740)	70,554	566	78
Adjustments to reconcile net profit/(loss) to net cash provided by/ (used in) operating activities:
Allowance for doubtful account	2,415	1,567	682	93
Impairment of intangible assets	—	1,950	—	—
Depreciation and amortization	18,427	13,640	11,458	1,570
Unrealized exchange loss	79	436	684	94
Share-based compensation expense	8,163	463	9,021	1,236
Interest (income)/expense	5,062	(2,789)	(4,139)	(567)
Investment (income)/loss	1,885	2,405	777	106
Gain on disposal of subsidiary	331	(749)	(266)	(36)
Share of (income)/loss of equity method investee	2,200	(417)	(1,535)	(210)
Amortization of right-of-use assets	27,788	25,680	24,811	3,399
Amortization of directors and officers liability insurance premium	7,891	3,125	79	11
Loss on disposal of property, plant and equipment	513	217	—	—
Gain on termination of right-of-use assets	(7,215)	(5,923)	(12,155)	(1,665)

	33,799	110,159	29,983	4,109

Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	531,001	75,466	20,734	2,841
(Increase)/decrease in insurance premium receivables	(575)	(123)	119	16
(Increase)/decrease in prepaid expense and other receivables	22,786	21,815	13,070	1,791
(Increase)/decrease in deferred costs	—	(6,147)	6,147	842
(Increase)/decrease in amounts due from related parties	(361)	106	45	6
Increase/(decrease) in amounts due to related parties	(11,380)	1,956	44	6
(Increase)/decrease in other assets	200	—	(102)	(14)
(Increase)/decrease in contract assets	(56,522)	1,975	(46,838)	(6,417)
Increase/(decrease) in accounts payable	(428,580)	(50,661)	(10,047)	(1,376)
Increase/(decrease) in insurance premium payables	(96,452)	9,947	18,528	2,538
Increase/(decrease) in payroll and welfare payable	(49,760)	12,469	(24,183)	(3,313)
Increase/(decrease) in income taxes payable	—	—	135	18
Increase/(decrease) in other payables and accrued expenses	(13,155)	(24,899)	(2,457)	(337)
(Increase)/decrease in right-of-use assets due to prepaid rent	—	(825)	—	—
Increase/(decrease) in operating lease liabilities	(12,866)	(12,581)	(22,867)	(3,133)
Increase/(decrease) in contract liabilities	(3,202)	(1,306)	(2,728)	(374)
Dividend received from equity method investees	—	—	1,491	204

Net cash provided by/(used in) operating activities	(85,067)	137,351	(18,926)	(2,593)

Cash flows from investing activities:
Purchase of long-term investment	(10,000)	—	—	—
Purchase of short-term investment	—	(9,968)	(73,327)	(10,046)
Purchase of property, equipment and intangible assets	(16,823)	(30,524)	(4,284)	(587)
Proceeds from disposal of property, equipment and intangible assets	1,048	955	426	58
Proceeds from disposal of investments	700	874	76,701	10,508
Proceeds from capital reduction of equity investees	—	—	9,925	1,360
Advances from disposal of an investment	—	—	1,500	205
Advance to a related party	—	—	(657)	(90)
Acquisition of subsidiary, net of cash acquired	(25,964)	(2,441)	(8,046)	(1,102)
Cash received for disposal of subsidiaries	3,640	1,645	—	—
Loans to third parties	(26,000)	(23,000)	(25,382)	(3,477)
Repayment from third parties	16,000	—	19,704	2,699
Interests received	876	1,075	—	—
Others	237	361	198	27

Net cash provided by/(used in) investing activities	(56,286)	(61,023)	(3,242)	(445)

Cash flows from financing activities:
Proceeds from borrowings	270,200	37,000	50,000	6,850
Repayments of borrowings	(367,524)	(161,473)	(30,411)	(4,166)
Repurchase of Class A common shares	(6,659)	(13,392)	(77)	(11)
Proceeds from exercise of share options	—	560	—	—
Cash received by subsidiaries from minority shareholders	2,850	3,750	3,700	507

Net cash provided by/(used in) financing activities	(101,133)	(133,555)	23,212	3,180

Effect of exchange rate changes on cash and cash equivalents	9,587	2,914	2,152	295

Net increase/(decrease) in cash and cash equivalents and restricted cash	(232,899)	(54,313)	3,196	437
Total cash and cash equivalents and restricted cash at beginning of year	608,984	376,085	321,772	44,083

Total cash and cash equivalents and restricted cash at end of year	376,085	321,772	324,968	44,520

Supplemental disclosure of cash flow information
Cash paid for interest	(10,614)	(4,473)	(1,868)	(256)
Cash paid for income tax	—	—	—	—
Supplemental disclosure of non-cash investing and financing activities
Increase in lease liabilities arising from obtaining operating lease right-of-use assets	2,011	5,113	18,367	2,516
Decrease in lease liabilities due to termination of lease contacts	(65,922)	(35,788)	(101,027)	(13,841)
Acquisition of subsidiaries through issuing ordinary shares	—	—	5,062	693
The accompanying notes form an integral part of these consolidated financial statements.

F-
10

HUIZE HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

1.	Organization and principal activities
Huize
Holding Limited (“Huize” or the “Company”) was incorporated on December 24, 2014 under the laws of the Cayman Islands. The Company, its subsidiaries and the consolidated variable interest entities (the “VIE”) are collectively referred to as the “Group”. In February 2020, the Company completed its initial public offering (“IPO”) in Nasdaq Global Market.
The Group is an independent online insurance product and service platform in the People’s Republic of China (the “PRC”). The Group commenced its operation in August 2006 by Mr. Cunjun Ma (“the founder”).

F-1
1

HUIZE HOLDING LIMITED

1.	Organization and principal activities - continued

As of December 31, 2024 the Company’s principal subsidiaries, consolidated VIE and subsidiaries of VIE are as follows:

Principal Subsidiaries	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage of Direct Economic Interest	Principal Activities
Smart Choice Ventures Limited	January 14, 2015	British Virgin Islands	100%	Investment holding
Hong Kong Smart Choice Ventures Limited	February 18, 2015	Hong Kong	100%	Investment holding
Synergy Wealth Management Limited	August 31, 2023	Hong Kong	100%	Insurance brokerage service
Zhixuan International Management Consulting (Shenzhen) Co., Ltd (“Zhixuan”)	June 9, 2015	PRC	100%	Investment and investment consulting service
VIE
Shenzhen Huiye Tianze Investment Holding Co., Ltd (“Huiye Tianze”)	October 30, 2014	PRC	Not applicable	Investment and investment consulting service
VIE’s Principal Subsidiaries
Huize Insurance Brokerage Co., Ltd. (“Huize Insurance Brokerage”)	October 14, 2011	PRC	Not applicable	Insurance brokerage service
Shenzhen Detong Insurance Agency Co., Ltd. (formerly known as Shanghai Senhao Insurance Agency Co., Ltd)	March 12, 2022	PRC	Not applicable	Insurance agency service

2.	Summary of significant accounting policies

(a)	Basis of presentation
The Group’s consolidated financial statements for the years ended December 31, 2022, 2023 and 2024 are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results may differ from those estimates. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.
Under the Jumpstart Our Business Startups Act of 2012, as amended, the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

F-1
2

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

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
All transactions and balances among the Company
,
its subsidiaries
,
the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.
The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) between the Company’s PRC subsidiary, Zhixuan and the VIE, Huiye Tianze. Through the Contractual Agreements, the Group consolidates the VIE of which the Group is the ultimate primary beneficiary.
Exclusive Business Cooperation Agreement
: Under the exclusive business cooperation agreement, Zhixuan has the exclusive right to provide Huiye Tianze and its subsidiaries with technical support
,
consulting services and other services. Reciprocally, Huiye Tianze and its subsidiaries shall not accept any technical support, consulting services and other services from any third parties. In exchange, Zhixuan is entitled to receive a service fee from Huiye Tianze on a monthly basis and in an amount equal to all of its net income. Zhixuan owns the intellectual property rights arising out of the performance of the exclusive business cooperation agreement. Unless otherwise agreed by the parties, this agreement will remain effective for a maximum term allowed under PRC law and may be extended from time to time by Zhixuan at its determination.
Exclusive Option Agreement
: Pursuant to the exclusive option agreement, Huiye Tianze, each of it shareholder and each of its subsidiaries have irrevocably granted Zhixuan an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at any time, to the extent permitted under PRC law, all or part of their assets and business in the applicable entities. As for the consideration, the purchase price should be equal to the minimum price as permitted by PRC law.
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

F-1
3

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(b)	Basis of consolidation - continued

Share Pledge Agreements
: Concurrent with the exclusive option agreements and pursuant to the share pledge agreements, the shareholders of Huiye Tianze have pledged all of their equity interest in Huiye Tianze as a continuing first priority security interest, as applicable, to respectively guarantee the VIE’s performance of their obligations under the exclusive business cooperation agreement between Huiye Tianze and Zhixuan. If Huiye Tianze or any of its shareholders breach their contractual obligations under these agreements, Zhixuan, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Zhixuan’s rights include forcing the disposition or sale of all or part of the pledged equity interests of the applicable VIE, i.e. Huiye Tianze, and receiving proceeds from such auction or sale in accordance with PRC law. Each of the shareholders of Huiye Tianze agrees that, during the term of the applicable share pledge agreement, such shareholder will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of Zhixuan. Zhixuan is entitled to all dividends declared by Huiye Tianze. Each share pledge agreement will remain effective until the applicable VIE discharges all its obligations under the exclusive business cooperation agreement.
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

F-1
4

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(b)	Basis of consolidation - continued

The following table sets forth the assets, liabilities, results of operations and cash flows of Huiye Tianze and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIE and its subsidiaries are eliminated in the balances presented below:

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB
Assets
Current assets
Cash and cash equivalent, net of allowance for doubtful accounts	159,140	182,503
Restricted cash	42,307	61,708
Short-term investments	8,879	5,000
Contract assets, net of allowance for doubtful accounts	41,481	71,085
Account receivable, net of allowance for doubtful accounts	175,152	113,433
Insurance premium receivables, net of allowance for doubtful accounts	927	1,763
Amounts due from related parties	277	229
Deferred costs	6,147	—
Prepaid expense and other receivables, net of allowance for doubtful accounts	102,729	91,618

Total current assets	537,039	527,339

Non-current assets
Restricted cash	29,687	29,883
Contract assets, net of allowance for doubtful accounts	12,495	28,435
Property, Plant and Equipment, net	53,821	46,267
Intangible assets, net	45,447	45,483
Long-term investments	66,667	56,786
Operating lease right-of-use assets	115,412	19,039
Goodwill	461	461
Other Assets	—	120

Total non-current assets	323,990	226,474

Total assets	861,029	753,813

F-1
5

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(b)	Basis of consolidation - continued

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB
Liabilities and Shareholders’ Equity
Short-term borrowings	30,000	50,000
Accounts payable	204,587	156,692
Insurance premium payables	37,514	56,042
Contract liabilities	945	—
Other payables and accrued expenses	171,706	169,647
Payroll and welfare payable	50,624	26,964
Income taxes payable	2,440	2,234
Operating lease liabilities	16,368	14,953
Amounts due to related parties	2,451	2,495

Total current liabilities	516,635	479,027

Non-current liabilities
Deferred tax liabilities	10,971	10,971
Operating lease liabilities	129,299	24,082

Total non-current liabilities	140,270	35,053

Total liabilities	656,905	514,080

Total shareholders’ equity attributable to Huize Holding Limited shareholders	198,862	229,156

Non-controlling interests	5,262	10,577

Total shareholders’ equity	204,124	239,733

F-1
6

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(b)	Basis of consolidation - continued

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating revenue	1,156,313	1,173,322	1,009,140

Gross profit	422,964	442,486	344,518

Net profit/(loss)	(14,163)	86,082	23,136

Net cash provided by/(used in) operating activities	(69,094)	149,531	4,300

Net cash provided by/(used in) investing activities	(56,240)	(59,022)	(14,323)

Net cash provided by/(used in) financing activities	(88,433)	(120,119)	24,002

F-1
7

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(b)	Basis of consolidation - continued

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
In the opinion of the Company’s management, the contractual arrangements among its subsidiary, the VIE and their respective Nominee Shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. In addition, shareholders of the VIE are PRC holding entities controlled by certain pre-IPO
shareholders of the Company, including entities beneficially owned by Mr. Cunjun Ma, the chairman of the board of directors and the chief executive officer, who controls more than 50% of the Company’s total voting power. Therefore, the enforceability of the contractual agreements between us, the VIE and its shareholders depends on whether the Company’s shareholders or their PRC holding entities will fulfill these contractual agreements. There is a risk that the benefits of ownership between the Company and the VIE may not be aligned in the future. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.

F-1
8

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(b)	Basis of consolidation - continued

In March 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China together with their implementation rules and ancillary regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China but it does not explicitly stipulate the contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of foreign investment activities under the definition in the future. In addition, the definition contains a catch-all
provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the Foreign Investment Law still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether the Group’s contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If VIE fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with the VIE and the Group’s ability to conduct business through the VIE could be severely limited.
The Company’s ability to control the VIE also depends on the power of attorney Zhixuan has to vote on all matters requiring shareholders’ approvals in the VIE. As noted above, the Company believes these powers of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict its operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure its operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

9

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(b)	Basis of consolidation - continued

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

(c)	Business combinations and non-controlling interests
The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805—“Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the consideration transferred, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.
For the Company’s majority-owned subsidiaries and VIE, a
non-controlling
interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net profit/(loss) in the consolidated statements of comprehensive income/(loss) includes the net (profit)/loss attributable to non-controlling
interests. The cumulative results of operations attributable to non-controlling
interests are recorded as
non-controlling
interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling
interests are presented under financing activities in the consolidated statements of cashflows.
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

F-
20

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(d)	Use of estimates
Financial statements amounts that reflect significant accounting estimates and assumptions mainly include, but are not limited to (i) allowance for credit losses of accounts receivable, insurance premium receivables, other receivables, contract assets, and other assets), (ii) variable considerations of revenue contracts with respect to long-term insurance product, (iii) valuation of long-term investments, (iv) useful life of property, plant and equipment and intangible assets, (v) fair values of identifiable assets acquired and liabilities assumed in business combination, (vi) impairment of goodwill and long-lived assets, (vii) realizability of deferred tax assets, and (viii) uncertainty tax position. Actual results could differ from these estimates.

(e)	Comprehensive income and foreign currency translation
The Group’s operating results are reported in the consolidated statements of comprehensive income/(loss) pursuant to FASB ASC Topic 220, “Comprehensive Income”. Comprehensive income consists of two components: net income and other comprehensive income (“OCI”). The Group’s OCI is comprised of gains and losses resulting from translating foreign currency financial statements of entities, of which functional currency is other than Renminbi (“RMB”) which is the reporting currency of the Group, net of related income taxes, where applicable. Such subsidiaries’ assets and liabilities are translated into RMB at period-end
exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Adjustments that result from translating amounts from a subsidiary’s functional currency to the RMB (as described above) are reported net of tax, where applicable, in accumulated OCI in the consolidated balance sheets
.

(f)	Convenience translation
Translations of balances in the Group’s consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on the last trading day of 2024 (December 31, 2024). No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024 or at any other rate.

(g)	Cash and cash equivalents
Cash and cash equivalents consist of (1) cash on hand; (2) bank deposits and short-term, highly liquid investments, with original maturities of less than three months that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates.

F-2
1

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(h)	Restricted cash
In its capacity as an insurance broker, the Group collects “premiums” (unremitted insurance premiums) from certain insureds and remits the “premiums” to the appropriate insurance companies. Unremitted insurance premiums are held in custody until disbursed by the Group. Unremitted insurance premiums were RMB
42,103
and RMB
61,708
(US$
8,454
)
as of December 31, 2023 and December 31, 2024, respectively. Also, restricted cash balance includes guarantee deposits due in March 2026
required by China Banking and Insurance Regulatory Commission in order to protect insurance premium appropriation by insurance broker. The restricted cash balance re
lated to this requirement were RMB
29,891
and RMB
29,883

(US$
4,094
) as of December 31, 2023 and 2024. Thus the Group classified the balances as a non-current asset included in restricted cash in the consolidated balance sheets, as the balance is restricted from being withdrawn for purposes other than current operations.

(i)	Short-term investments
Short-term investments consist primarily of certain investments in marketable equity securities, which are publicly traded stock. The Company determines the short-term investments’ fair value using the publicly traded stock’s aggregate market value as of balance sheet dates. The Company has the intention to redeem these investments within one year.

(j)	Accounts receivable and contract assets
The Group classifies its right to consideration in exchange for products or services transferred to a customer as either a receivable or a contract asset. Accounts receivable represent the considerations for which the Group has satisfied its performance obligations and has the unconditional right to consideration from insurance companies and is recorded at the invoiced amount and do not bear interest. Contract assets are arising from estimated renewal commissions and will be reclassified to accounts receivable once the initial policy has been renewed.
The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable and contract asset balance. On January 1, 2023, the Group adopted ASC Topic 326 which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology.
Starting from January 1, 2023, the Group adopted ASC Topic 326 and assess the related accounts receivable and contract assets quarterly through CECL model and methodologies and establish a reserve to reflect the net amount expected to be collected. The allowance is management’s estimate of expected credit losses after considering the likelihood of customers defaulting (i.e., Probability of Default, or PD), the resulting losses of customers’ defaults (i.e., Loss Given Default, or LGD), industry delinquency rate and a range of forecasts of macroeconomic conditions over the expected life. The Group estimated the allowance based on certain credit risk characteristics and adjusting for judgments about the effects of relevant observable data including current and future economic conditions. This is assessed at each quarter based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption.

F-2
2

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(k)	Insurance premium receivables
Insurance premium receivables consist of insurance premiums to be collected from the insured and are recorded at the invoiced amount and do not bear interest. The insurance premium received are included in net cash provided by operating activities in the consolidated statements of cash flows.

(l)	Deferred costs
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
The deferred costs mainly include direct labor, allocations of costs that relate directly to the contract or to contract activities, costs that are explicitly chargeable to the customer under the contract and other costs that are incurred only because an entity entered into the contract.
The deferred costs are amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the deferred costs relate.

F-2
3

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(m)	Fair value measurement
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

(n)	Property, plant and equipment, net
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account residual value, if any. The table below sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Buildings	32 years	5%
Office furniture and equipment	5~10 years	0%~5%
Computer and electronic equipment	3~5 years	0%~5%
Motor vehicles	4~5 years	5%
Leasehold improvements	shorter of remaining lease period and estimated useful life	Nil

F-2
4

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(n)	Property, plant and equipment, net - continued

Expenditures for maintenance and repairs are expensed as incurred. Gains or losses on dispositions of property, plant and equipment are included in others, net in the consolidated statements of comprehensive income/(loss).

(o)	Intangible assets, net
Intangible assets acquired in business combination should be recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. The useful lives of intangible assets are assessed to be either finite or indefinite.
Intangible assets with an indefinite useful life represent the insurance brokerage license, insurance agency license and insurance adjusting license and brand acquired from business combinations. Intangible assets acquired with indefinite lives are carried at cost less subsequent accumulated impairment loss. Impairment losses of intangible assets not subject to amortization for the years ended December 31, 2022, 2023 and 2024 were nil,
RMB
1,950
and
nil
, respectively.
Intangible assets with finite lives represent domain name, purchased computer software and customer relationship acquired from business combination. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets. The table below sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Domain name	10 years	0%
Software and system	3~10 years	0%
Customer Relationship	17 years	0%

(p)	Impairment of long-lived assets
Long-lived assets including property, plant and equipment and intangible assets subject to amortization, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Group assesses the recoverability of these long-lived assets by comparing the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cashflows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2022, 2023 and 2024.
Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

F-2
5

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(q)	Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. According to ASC
350-20-35,
an entity may assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.
Application of a goodwill impairment test requires significant management judgment, including determining the fair value of each reporting unit. The judgment in estimating the fair value of each reporting unit includes estimating future cash flows, determining appropriate discount rates, and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

(r)	Long-term investments

(i)	Equity investments accounted for using the equity method
In accordance with ASC 323 - “Investment - Equity Method and Joint Ventures”, the Group applies the equity method of accounting to equity investments, in common stock or in-substance
common stock, over which it has significant influence but does not own a majority equity interests or otherwise control.

F-2
6

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(r)	Long-term investments - continued

(i)	Equity investments accounted for using the equity method - continued

Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into the consolidated statements of comprehensive income/(loss) after the date of acquisition.
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

(ii)	Investments accounted for at fair value
Equity securities accounted for at fair value were investments in marketable equity securities, which are publicly traded stock. Equity securities with readily determinable fair values are measured at fair value. Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired.

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

F-2
7

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(r)	Long-term investments - continued

(iii)	Equity investments measured at measurement alternative and NAV practical expedient - continued

For investments in an investee over which the Group does not have significant influence and which do not have readily determinable fair value and do not qualify for NAV practical expedient, the Company applied the measurement alternatives to measure these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income/(loss) equal to the difference between the carrying value and fair value.

(s)	Insurance premium payables
Insurance premium payables are insurance premiums collected on behalf of insurance companies but not yet remitted as of the balance sheet dates.

(t)	Lease
The Group leases office space under operating leases for terms ranging from short term (under 12 months) to 7 years. As a lessee, the Group does not have any financing leases and none of the leases contain material residual value guarantees or material restrictive covenants. The Group’s office space leases include fixed rental payments. The lease payments for the Group’s office space leases do not consist of variable lease payments that depend on an index or a rate.
The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right of use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease terms are determined after taking into account of rental escalation clauses, renewal options and/or termination options, if any. Lease expense is recorded in the consolidated statements of comprehensive income/(loss) on a straight-line basis over the lease term.

F-2
8

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(t)	Lease - continued

As a lessee, the Group remeasures the lease payments when the lease is modified, and that modification is not accounted for as a separate contract, or there is a change of the lease term, under which a lessee shall determine the revised lease payments on the basis of the revised lease term.
The Group has made an accounting policy election to exempt leases for short-term leases with lease term less than one year, the Group records operating lease expenses in its consolidated statements of comprehensive income/(loss) on a straight-line basis over the lease term.

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

9

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(u)	Share-based compensation - continued

Employee share-based compensation -
continued

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
As stipulated by the regulations of the PRC, the Group’s subsidiaries and consolidated VIE and its subsidiaries in the PRC participate in various defined contribution plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group has no other material obligation for the payment of employee benefits associated with these plans other than the annual contributions described above. The contributions are charged to the consolidated statements of income and comprehensive income/(loss) as they become payable in accordance with the rules of the above mentioned defined contribution plans.

(w)	Revenue recognition
Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the common course of the Group’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for mainly include insurance brokerage and consulting services.

F-
30

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(w)	Revenue recognition - continued

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
Insurance brokerage services
The primary source of revenues is commissions from insurance brokerage services, determined based on a percentage of total premiums paid by insured over the term of the insurance policy. The brokerage fee rate, which is paid by the insurance companies, shall be based on the terms specified in the annual service contract with the insurance company for each product sold through the Group. The transaction price includes variable service fees which is estimated using the expected value method and is limited to the amount of variable consideration such that a significant reversal of revenue is not probable. The Group assesses whether the estimate of variable consideration is constrained. The Group determines that the insurance company, or the insurer, is its customer in this agreement. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collected from the insured since the Company has fulfilled its performance obligation to sell an insurance policy on behalf of the insurance company.
The Group is also entitled to a performance bonus from insurance companies if the cumulative average monthly sales volume exceeds a predetermined level. Such bonus is determined and recognized as revenue at the end of each month.
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

F-3
1

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(w)	Revenue recognition - continued

Other services
-
continued

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
Value added tax
The Group is subject to VAT on the revenues earned for services provided in the PRC. The applicable rate of VAT is 6%. In the accompanying consolidated statements of comprehensive income
/(loss), such VAT is excluded from net
revenues.
Disaggregation of revenues

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Brokerage income
- Life and Health insurance business	1,046,469	1,043,497	1,056,981
- Property and Casualty insurance business	62,183	101,036	136,846

Brokerage income subtotal	1,108,652	1,144,533	1,193,827

Other income	49,256	51,019	55,087

Total operating revenue	1,157,908	1,195,552	1,248,914

(x)	Cost of revenue
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

F-3
2

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(x)	Cost of revenue - continued

Cost of other income mainly consists of payroll for digital and technology development services.

(y)	Selling expenses
The Group records its marketing campaign expenses, loyalty points related expenses and other expenses related to the sales activities as selling expenses.
Marketing campaign expenses consist primarily of advertising and marketing expenses. Advertising and marketing expense are charged to the consolidated statements of comprehensive income/(loss) as incurred, which amounted to RMB31,026, RMB31,148, and RMB 36,566 for the years ended December 31, 2022, 2023 and 2024, respectively.
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
Besides marketing campaign expenses and loyalty points, selling expenses consist of salaries and employment benefits for employees who work in brokerage service line, office rental, telecommunications and office supply expenses incurred in connection with sales activities.

(z)	General and administrative expenses
General and administrative expenses consist of payroll, rental, and related expenses for employees involved in general corporate functions, including finance, legal and human resources, as well as costs associated with use of facilities and equipment, such as depreciation expenses and other general corporate related expenses.
General and administrative expenses also include surcharges on VAT payments according to PRC tax.

(aa)	Research and development expenses
Research and development expenses consist primarily of payroll for research and development employees involved in designing and testing of new products and service and outsourcing labor costs. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

(bb)	Others, net
Others, net, mainly consist of
non-operating
income and expenses. During the years ended December 31, 2022, 2023 and 2024, it was composed primarily of government subsidies of RMB12,779, RMB11,945 and RMB 8,155, respectively.

F-3
3

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(cc)	Taxation
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.
Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
For a particular
tax-paying
component of the Group and within a particular tax jurisdiction, all deferred tax liabilities, and assets, as well as any related valuation allowance, are offset and presented as a single noncurrent amount.
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

F-3
4

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(dd)	Net profit/(loss) per share
Basic profit/(loss) per share is computed by dividing net profit/(loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted profit/(loss) per share is calculated by dividing net profit/(loss) attributable to common shareholders by the weighted average number of common and dilutive common equivalents shares outstanding during the year. Common equivalents shares are not included in the denominator of the diluted profit/(loss) per share calculation when inclusion of such shares would be anti-dilutive.

(ee)	Segment reporting and geographical information
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Group determines that their chief executive officer (“CEO”) is the chief operating decision-maker (“CODM”), who manages the business and evaluates operating performance based on consolidated net income. The CODM uses consolidated net income to monitor budget versus actual results. The CEO concluded that the Group has only one operating and reportable segment - insurance brokerage services.
The following table sets forth the segment information for revenue, segment profit (loss), and significant expenses:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Total operating revenue	1,157,908	1,195,552	1,248,914
Less:
Significant segment expenses
- Channel cost	605,746	647,354	796,879
- Advertising and marketing expense	31,026	31,148	36,566
- Payroll of insurance consultants	100,263	92,035	58,617
- Other segment items (1)	454,613	354,461	356,286

Segment net income	(33,740)	70,554	566

Note:

(1)
Other segment items included in consolidated net income mainly are general and administrative expenses, research and development expenses, selling expenses excluding advertising and marketing expense, interest expenses and others, net which are reflected in the consolidated statements of comprehensive income/(loss).

F-3
5

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(ee)	Segment reporting and geographical information - continued

The following table presents operating revenue and long-lived assets by geographic location:

	Operating revenue			Long-live assets
	For the Year Ended December 31,			As of December 31,
	2022	2023	2024	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	RMB
PRC Mainland	1,154,793	1,173,322	1,009,140	266,562	235,900	122,087
Hong Kong	1,562	20,587	235,191	2,246	1,646	2,749
Others	1,553	1,643	4,583	9,195	9,195	9,678

Total	1,157,908	1,195,552	1,248,914	278,003	246,741	134,514

(ff)	Significant risk and uncertainties
Currency risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB261,891 and RMB231,626 and RMB271,354 of cash and cash equivalents and restricted cash denominated as of December 31, 2022, 2023 and December 31, 2024, respectively.

F-3
6

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(ff)	Significant risk and uncertainties - continued

Concentration of Credit Risk
Details of the customers accounting for 10% or more of total operating revenue are as follows:

	For the Year Ended December 31,
	2022	2023	2024
	%	%	%
Customer A	27	24	*
Customer H	*	12	*
Customer K	12	*	*

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	Year Ended December 31
	2023	2024
	%	%
Customer A	26	16
Customer K	15	*
Customer M	12	*

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.
Details of the banks which accounted for 10% or more of cash and cash equivalents and restricted cash are as follows:

	Year Ended December 31
	2023	2024
	%	%
Bank A	42	43
Bank B	26	*
Bank C	11	17
Bank D	*	11

* Less than 10% of the Group total amount

F-3
7

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(ff)	Significant risk and uncertainties - continued

Concentration of Credit Risk -
continued

The Group places its cash and cash equivalents and restricted cash in financial institutions located in the PRC which the management believes are of high credit quality. Pursuant to China’s Deposit Insurance Regulation, banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. As of December 31, 2022, 2023 and 2024, the Group has recognized allowance for CECL of bank deposits of nil, RMB520, and RMB170, respectively.
Interest rate risk
Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group have not been exposed to material risks due to changes in market interest rates as the borrowings held by the Group all bear interest at a fixed interest rate.

(gg)	Recent accounting pronouncements
Recently issued accounting pronouncements not yet adopted
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
2023-09,
Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU
2023-09
is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU
2023-09.
In November 2024, the FASB issued ASU
2024-03,
Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic
220-40):
Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU
2024-03
is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU
2024-03.
Recently issued accounting pronouncements adopted
In November 2023, the FASB issued ASU
2023-07,
Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU
2023-07,
as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU
2023-07
during the year ended December 31, 2024. See Note 2(ee) in the accompanying notes to the consolidated financial statements for further detail.

F-3
8

HUIZE HOLDING LIMITED

3.	Fair Value measurement
The carrying amount of cash and cash equivalents, restricted cash-current portion, accounts receivable, insurance premium receivables, amounts due from related parties, amounts due from shareholders, other receivables, accounts payable, insurance premium payables, other payables and amount due to related parties approximate their net carrying values reported in the consolidated balance sheets due to the short-term maturities of these instruments. Restricted cash-non-current
portion is measured at amortized cost using discounted rates reflected time value of money. As the market interest rate is relatively stable during the reporting period, the carrying value of restricted cash-non-current
portion approximated its fair value reported in the consolidated balance sheets.
Recurring
The Group measures listed equity securities recorded in short-term investments and long-term investments at fair value on a recurring basis. The fair value of listed equity securities is determined based on the quoted market price (Level 1). The Group recognized fair value change losses of

RMB109,

RMB1,011 and RMB505 for the year ended December 31,
2022,
2023 and 2024, respectively.
For the years ended December 31, 2023 and 2024, there were no transfers between level 1, 2 and 3 of fair value hierarchy classifications.
Non-recurring
The Group measures certain financial assets, including equity securities measured at measurement alternative and investments under equity method, at fair value on a non-recurring
basis only if an impairment charge were to be recognized. The Group’s non-financial
assets such as property, plant and equipment, and software and licenses, would be measured at fair value only if they were determined to be impaired. The fair values were measured under income approach, based on the Group’s best estimation. Significant inputs (level 3) used in the income approach primarily included future estimated cashflows and discount rate.

4.	Acquisition
On June 20, 2024, the Group entered into several share purchase agreements with the shareholders of Global Care Consulting Joint Stock Company (“Global Care”), a leading Vietnam-based insurtech company specializing in digital transformation solutions for the insurance industry, to acquire, in aggregate, 67.67% of the existing equity interests of Global Care from its existing shareholders (“Acquisition”) and to subscribe 138,827 shares newly issued by Global Care (“Share Subscription”). The 138,827 newly issued shares represents 12.56% of the equity interests of Global Care after the new share issuance. After the Acquisition and Share Subscription, the Group holds total 71.73% of equity interests of Global Care.
The consideration of the Acquisition and the Share Subscription consisted of a cash consideration of RMB19,362 and a stock consideration of 17,845,170 shares of the Company’s ordinary shares, fair valued at RMB5,062 as of the date of completion of the Acquisition and Share Subscription, i.e. September 5, 2024.
The Acquisition was accounted for using the acquisition method of accounting, and the purchase price allocation was based on the fair value of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. The fair values of the assets acquired were determined using various valuation techniques, including cost approach and income approach. The fair value measurements were primarily based on significant inputs that are not directly observable in the market and are considered Level 3 under the fair value measurements and disclosure framework. Key assumptions include cash flow projections of Global Care and the discount rate applied to those cash flows. The excess of the consideration transferred and the fair value of any non-controlling
interests over the estimated fair values of the identifiable net assets acquired was recorded as goodwill. The fair value of the non-controlling
interest was estimated with reference to the purchase price per share as of the acquisition date.
The fair value of the consideration transferred included RMB19,331 cash and stock consideration and RMB9,236 non-controlling interest as of the Acquisition date which has been allocated based on the fair value of the assets acquired and liabilities assumed. RMB14,075 and RMB18,174 were allocated to goodwill and identified intangible assets, respectively. The result of operation of Global Care has been consolidated by the Group from September 5, 2024 which is not material to the Group’s consolidated financial statements as a whole.
Goodwill arising from the Acquisition was attributable to the benefit of the assembled workforce and future market development as of the date of Acquisition. Goodwill arising from the acquisition is not expected to be deductible for tax purposes.

9

HUIZE HOLDING LIMITED

4.	Acquisition - continued

The following is a summary of the fair value of the purchase price and the final allocation of the purchase price to the assets acquired and liabilities assumed:
The
result of operation of Global Care has been consolidated by the Group from September 5, 2024 which is not material to the Group’s consolidated financial statements as a whole.
Pro forma financial information is not presented for the acquisition of Global Care as it is immaterial to the reported results.

5.	Accounts receivable
Accounts receivable, net of allowance for doubtful accounts by the Group consist of the following:

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB
Accounts receivable	179,967	159,233
Less: allowance for doubtful accounts	(1,673)	(2,153)

Accounts receivable, net	178,294	157,080

The movements in the allowance for doubtful accounts are as follows:

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB
Balance at beginning of year	1,656	1,673
Additions	17	480

Accounts receivable, net	1,673	2,153

F-
40

HUIZE HOLDING LIMITED

6.	Related party balances and transactions
The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Minority shareholders of the Company	Minority shareholders
Xiaoke Huixuan (Shenzhen) Technology Co., Ltd. (“Xiaoke”)	Company that the Group has significant influence on
Huibao Huipei (Shenzhen) Technology Co., Ltd (“Huibao Huipei”)	Company that the Group has significant influence on
Details of related party transactions for the years ended December 31, 2022, 2023 and 2024 are as follows:
Service provided by related parties:

	For the year ended December 31
	2022	2023	2024
	RMB	RMB	RMB
Technology service fee to Xiaoke	7,259	1,887	3,234
Channel cost to Huibao Huipei	2,054	7,439	10,940

Total	9,313	9,326	14,174

According to the cooperation agreements, Xiaoke provides technology service to the Company, and Huibao Huipei serves as one of the Company’s traffic channels.
Service provided to related parties:

	For the year ended December 31
	2022	2023	2024
	RMB	RMB	RMB
Consulting service fee to Huibao Huipei	970	728	204

Total	970	728	204

The Company provides consulting service to Huibao Huipei according to the cooperation agreement.
Details of related party balances as of December 31, 2023 and 2024 are as follows:
Amounts due from related parties:

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB
Minority shareholders of the Company	106	766
Huibao Huipei	277	157

Xiaoke	—	72

	383	995

Amounts due from related parties represent the advance to the minority shareholders, the receivable for consulting service provided to Huibao Huipei, and the prepayment for service provided by Xiaoke.

F-4
1

HUIZE HOLDING LIMITED

6.	Related party balances and transactions - continued

Details	of related party balances as of December 31, 2023 and 2024 are as follows: - continued

Amounts due to related parties:

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB
Xiaoke	2,000	—
Huibao Huipei	451	2,495

	2,451	2,495

The amount due to Xiaoke represents the payable for technology service and the amount due to Huibao Huipei represented the payable for channel promotion service.

8.	Prepaid expense and other receivables and other assets
Prepaid
expenses and other receivables and other assets consist of the following, with current portion presented as prepaid expense and other receivables and non-current
portion presented as other assets:

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB

Prepaid expense and other receivables:
VAT refund receivable	27,646	19,648
Rental and other deposits	9,732	7,076
Advances to suppliers	5,517	8,696
Interest receivables (a)	842	2,514
Advances to staff (b)	734	809
Prepayment for share repurchase	1,016	160
Loans to a third party (c)	33,000	30,005
Others	994	173

	79,481	69,081
Less: Allowance for doubtful accounts	(697)	(910)

	78,784	68,171

F-4
2

HUIZE HOLDING LIMITED

7 .	Prepaid expense and other receivables and other assets - continued

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB
Other assets:
Loans to a third party (d)	—	8,759
Advances for procuring long-term assets	419	222

	419	8,981

(a)	This represented accrued interest income on bank deposits.
(b)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.
(c)
The amounts represent loans to a third party which are interest-bearing at a fixed interest rate of 3.6% per annum for the year ended December 31, 2023 and at a fixed interest rate of 3.2% per annum for the year ended December 31, 2024.

( d )
The amount represents loans of US$1,200 (equivalent to RMB8,759) to a third party which are unsecured and interest-bearing at a fixed interest rate of
11%
per annum and maturing in 2026. This arrangement is unsecured and does not require any collateral or guarantees.

8 .	Property, Plant and Equipment, net
Property, plant and equipment, net, consist of the following:

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB
Computer and electronic equipment	29,343	31,013
Buildings	25,712	25,712
Leasehold improvements	29,109	29,156
Office furniture and equipment	9,550	7,645
Motor vehicles	2,448	2,248

Total	96,162	95,774
Less: Accumulated depreciation (1)	(42,055)	(48,691)

Property, equipment and equipment, net	54,107	47,083

(1)	Depreciation expenses for the years ended December 31, 2022, 2023 and 2024 were RMB17,319, RMB12,413 and RMB10,269, respectively.
No impairment for property, plant and equipment was recorded for the years ended December 31, 2022, 2023 and 2024.

F-4
3

HUIZE HOLDING LIMITED

9 .	Intangible assets, net
The intangible assets, net consisted of the following:

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB
Insurance agency license (1) (2)	40,817	40,902
Software and system (1)	6,571	11,768
Customer Relationship (1)	—	9,392
Insurance brokerage license (2)	6,526	6,526
Brand (1)	—	4,845
Insurance adjusting license	3,067	3,067
Domain name	580	580

Total	57,561	77,080
Less: Accumulated amortization (3)	(4,868)	(6,290)
Impairment (4)	(1,950)	(1,950)

Intangible assets, net	50,743	68,840

(1)
During the year ended December 2024, the Company acquired intangible assets amounting to RMB18,174 in connection with a business combination disclosed in Note 4, which were measured at fair value upon acquisition.

(2)
During the year ended December 31, 2023, the Group’s disposal of a subsidiary resulted in a decrease of RMB4,333 in insurance agency license, and the Group’s acquisition of a subsidiary resulted in an increase of RMB3,879 in insurance brokerage license.

(3)	Amortization expenses for the years ended December 31, 2022, 2023 and 2024 were RMB1,201, RMB1,227 and RMB1,189 respectively.
The amortization of the coming 5 years is:

As of
December 31, 2024
RMB
2025	1,031
2026	916
2027	479
2028	423
2029	335

(4)	Impairment loss recorded in general and administrative expenses for the years ended December 31, 2022, 2023 and 2024 were nil, RMB1,950 and nil, respectively.

F-4
4

HUIZE HOLDING LIMITED

1 0 .	Long-term investments

	Equity investments measured under measurement alternative	Equity Method	Investment accounted for at fair value	Equity investments measured under NAV practical expedient	Total
	RMB	RMB	RMB	RMB	RMB
Balances at January 1, 2022	34,695	33,949	840	3,517	73,001
Additions	—	10,000	—	—	10,000
Share of earnings/(loss) of an equity method investee	—	(2,200)	—	—	(2,200)
Fair value change	—	—	(109)	(2,675)	(2,784)
Exchange adjustments	—	—	77	211	288
Disposal	(1,000)	—	—	—	(1,000)

Balances at December 31, 2022	33,695	41,749	808	1,053	77,305

Balances at January 1, 2023	33,695	41,749	808	1,053	77,305
Share of earnings/(loss) of an equity method investee	—	417	—	—	417
Fair value change	—	—	—	(257)	(257)
Realized gain/(loss)	—	—	78	—	78
Exchange adjustments	—	—	(12)	31	19
Disposal	—	—	(874)	—	(874)

Balances at December 31, 2023	33,695	42,166	—	827	76,688

Balances at January 1, 2024	33,695	42,166	—	827	76,688
Share of earnings/(loss) of an equity method investee	—	1,535	—	—	1,535
Fair value change	—	—	—	62	62
Exchange adjustments	—	—	—	(153)	(153)
Distribution from and capital reduction of equity investees	—	(11,416)	—	—	(11,416)

Balances at December 31, 2024	33,695	32,285	—	736	66,716

Equity method
As of December
31
,
2022
,
2023
and
2024
, the Group’s investments accounted for under the equity method were RMB
41,749
, RMB
42,166
and RMB
32,285
, respectively. The Group applies the equity method of accounting to account for its equity investments over which it has significant influence but does not own a majority equity interests or otherwise control.
The amount represented the
49.26
% equity interest in a private equity fund, Nanjing Qiqian Alpha Equity Investment LLP
 (“Qiqian”),
49
% equity interest in a technology service company, Huibao Huipei,
49
% equity interest in a technology service company, Xiaoke,
47.62
% equity interest in a private equity fund, Shanghai Dewu Chuxing Investment Management Partnership (Limited Partnership).
Distribution from and capital reduction of equity investees represented the capital repayment and dividend distribution amounting to RMB9,925 and RMB909 from Qiqian
, respectively,

and dividend distribution amounting to RMB582 from Huibao Huipei during the year ended December 31, 2024.
Investment accounted for at fair value
The amount represented investment in Nayuki Holdings Ltd (“Nayuki”), which was accounted for at fair value and recognized the fair value change in its consolidated statements of comprehensive income/(loss). For the year ended December 31, 2022, the Group recognized a fair value loss of RMB
109
for the investment in the stock of Nayuki. In
March 2023
, the Group sold the stock of Nayuki and recognized investment gain of RMB
78
.

F-4
5

HUIZE HOLDING LIMITED

1 0 .	Long-term investments - continued

Equity investments measured under measurement alternative and NAV practical expedient
Equity investments without readily determinable fair values include investments in a private equity fund accounted for under NAV practical expedient, and investments in private companies accounted for under measurement alternative.
Investment in private equity funds over which the Group does not have the ability to exercise significant influence are accounted for under the NAV practical expedient. The amount represented the investment in private investment fund of Right Time SPC. The Group does not have the ability to exercise significant influence and elect to account for the investment under the NAV practical expedient. During the years ended December 31, 2022, 2023 and 2024, the Group recognized a fair value loss of RMB2,675, RMB257, and a fair value gain of RMB62, respectively.
As of December 31 2023 and 2024, the Group held investment in certain equity investments measured under measurement alternative. There were no impairment charges for the investments recorded for the years ended December 31, 2022, 2023 and 2024.

F-4
6

HUIZE HOLDING LIMITED

1 1 .	Short-term borrowing

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB
Bank borrowing (1)	30,000	50,000

(1)
On March 31,2022, the Group entered into an eighteen-month facility agreement with a bank with a maximum borrowing credit of RMB50,000 and renewed to March 20, 2026 on September 20, 2024. The Group pledged the accounts receivables to guarantee their performance of the obligation under the facility agreement, besides, the Company and Huiye Tianze act as the guarantors, bearing joint and several guaranty liability of the facility. The Group obtained short-term borrowings to support its operation. The borrowings
bear interest rate of 3.20% per annum for the years ended December 31, 2023 and 2024
, and mature from March to May 2025
.

1 2 .	Other payables and accrued expenses
Other payable and accrued expenses consist of the following:

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB
Other tax payables	9,004	9,403
Other payable to suppliers	8,578	16,048
Accrued marketing expense -loyalty points	3,547	4,373
Professional fees	5,092	2,348
Advances from the insured	2,892	2,503
Interest payable	48	180
Deposits	352	230
Payables for acquisition (1)	910	6,768
Withholding social security costs and housing benefits	1,196	305
Deferred income	1,429	—
Advances from share repurchase of an equity investee	—	1,500
Others	1,802	775

	34,850	44,434

Note:

(1)	The amount as of December 31, 2024 represented the unconditional payables to the existing shareholders of Global Care due within 1 year related to the acquisition disclosed in note 4.

F-4
7

HUIZE HOLDING LIMITED

1 3 .	Employee benefits
Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance unemployment insurance, maternity insurance, on-the-job
injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB54,641, RMB51,426 and RMB 47,026 for the years ended
December 31, 2022, 2023 and 2024, respectively.

1 4 .	Income taxes
Cayman Islands
The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the
subsidiaries
established in Hong Kong is subject to
16.5
% income tax rate on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.
China
The Company’s subsidiaries, consolidated VIE and
subsidiaries
of the VIE established in the PRC are mainly subject to statutory income tax at a rate of
25
%.
On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises” (“HNTE”). The HNTE will be entitled to a favorable statutory tax rate of 15%. An enterprise’s qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. On November 2, 2018, the local governments announced that Huize Shidai was qualified as HNTE and was subject to a preferential statutory tax rate of 15%
 since then. On October 9, 2021, Chengdu Huize was also qualified as HNTE and was subject to a preferential statutory tax rate of
15% since then. Accordingly, Huize Shidai and Chengdu Huize are taxed at a rate of
15
%, subject to reassessment.

F-4
8

HUIZE HOLDING LIMITED

1 4 .	Income taxes - continued

China	- continued

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
The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested
and the remittance of the dividends will be postponed indefinitely. The Group does not intend to have any of its PRC subsidiaries or VIEs distribute any undistributed profits of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries and VIEs for their PRC operations. As of December 31, 2024, the VIEs are in accumulative loss situation, no withholding tax needs to be accrued and no unrecognized tax liabilities exist.

9

HUIZE HOLDING LIMITED

1 4 .	Income taxes - continued

Composition of income tax expense
The current and deferred portions of income tax expenses during the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expense	—	—	135
Deferred income tax expense	—	—	—

Total income tax expense	—	—	135

Tax reconciliation
Reconciliation
between
the income tax expense computed by applying the EIT tax rate to income before income taxes and actual provision were as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Profit/(Loss) before income tax	(33,740)	70,554	(834)
Tax expense/(benefit) at EIT tax rate of 25%	(8,435)	17,639	(209)
Tax effect of preferential tax rates granted to PRC entities	(128)	(1,881)	(953)
Effect of different tax rates applicable to different subsidiaries of the Group	(699)	6,666	(2,379)
Changes in valuation allowance	16,154	(7,578)	3,142
Income not subject to tax	(59)	(895)	(54)
Expenses not deductible for tax purposes	5,608	1,955	8,209
Research and development tax credit	(12,442)	(15,906)	(7,415)
Others	—	—	(206)

Income tax expense	—	—	135

The aggregate amount and per share effect of the preferential tax rates are as follows:	(128)	(1,881)	(953)

Per share effect:
Ordinary shareholders – basic and diluted	(0.00)	(0.00)	(0.00)

F-
50

HUIZE HOLDING LIMITED

1 4 .	Income taxes - continued

Deferred tax assets and deferred tax liabilities
The following tables sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	December 31, 2023	December 31, 2024
	RMB	RMB
Deferred tax assets
Advertising expenses	1,668	1,677
Net accumulated losses carry forward	80,592	93,632
Depreciation and amortization	335	335
Allowance for doubtful accounts	1,901	1,997
Impairment of intangible assets	383	383
Accrued expenses	5,364	9,824
Operating lease liabilities	35,640	9,711

Gross deferred tax assets	125,883	117,559
Less: valuation allowance	(76,937)	(82,426)

Net deferred tax assets	48,946	35,133

Deferred tax liabilities
Intangible assets	12,048	14,875
Operating lease right-of-use assets	35,639	9,710
Gain on equity method investee	605	989
Variable consideration of renewal income	12,702	24,434

Gross deferred tax liabilities	60,994	50,008

F-5
1

HUIZE HOLDING LIMITED

1 4 .	Income taxes - continued

Deferred tax assets and deferred tax liabilities
- continued

Valuation
allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not
that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not
realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment, and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory rate of 25%, 15% or 16.5%, depending on which entity, was applied when calculating deferred tax assets. The Group has provided RMB76,937 and RMB90,477 valuation allowance for the years ended December 31, 2023 and 2024, respectively.
As of December 31, 2022, 2023 and 2024, the Group had tax on net operating loss carry forwards of approximately RMB
94,697, RMB80,592 and RMB93,632, respectively, which arose from the subsidiaries, VIE and the VIE’s subsidiary established in PRC. As of December 31, 2024, the net operating loss carry forwards
will expire during the period from 2025 to 2034, if unused.
The liabilities associated with uncertain tax position are RMB2,440 and RMB2,234 as of December 31, 2023 and 2024. The Group did not accrue any potential penalties and interest related to these uncertain tax positions for all years presented on the basis that the likelihood of penalties and interest being charged is not considered to be probable.

F-5
2

HUIZE HOLDING LIMITED

1 4 .	Income taxes - continued

Deferred tax assets and deferred tax liabilities
- continued

The Group does not expect significant increase to its liability for unrecognized tax benefit within the next twelve months. In general, the PRC tax authorities have up to five years and in certain cases up to 10 years to conduct examinations of the tax filings of the Group. There are no ongoing examinations by tax authorities as of December 31, 2024.

1 5 .	Common shares
The Group’s common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares will be entitled to one vote per share, while holders of Class B common shares will be entitled to 15 votes per share. Each Class B common share is convertible into one Class A common share at any time by the holder thereof, while Class A common shares are not convertible into Class B common shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B common shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into an equal number of Class A common shares.
The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

F-5
3

HUIZE HOLDING LIMITED

1 5 .	Common shares - continued

In March 2023 and March 2024, board of directors authorized a share repurchase program under which the Company may apply existing funds to purchase up to an aggregate of US$ 5 million worth of the Company’s ADSs over the next 12 months, depending on market conditions and in accordance with applicable laws and the Company’s securities trading policy.
During the years ended December 31, 2022, 2023 and 2024, the Company repurchased 13,097,740 shares
,
30,333,340 shares
and
3,546,960
shares, respectively. The account balance of treasury stock were RMB
28,580
and RMB29,513 as of December 31, 2023 and 2024, respectively.

1 6 .	Share-based compensation
Share-based compensation was recognized in operating expenses for the years ended December 31, 2022, 2023 and 2024 as follows:

	For the year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenue	11	(7)	(9)
Selling expenses	1,041	286	565
General and administrative expenses	9,151	1,997	8,437
Research and development expenses	208	(167)	28

	10,411	2,109	9,021

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
During the year ended 2023 and 2024, 37,060,000 and 144,204,800 extra share options were granted, respectively.

F-5
4

HUIZE HOLDING LIMITED

1 6 .	Share-based compensation - continued

Option	Plan - continued

The following table summarized the Company’s activities under the Option Plan for the year ended December 31, 2024:

	Number of options	Weighted average exercise price
		(US$)
Outstanding at January 1, 2024	62,079,809	0.0589
Granted	144,204,800	0.0300
Exercised	—	—
Forfeited	(900,000)	0.0300
Outstanding at December 31, 2024	205,384,609	0.0387

Vested and exercisable at December 31, 2024	93,573,509	0.0478

The following table summarizes information regarding the share options outstanding as of December 31, 2024:

	As of December 31, 2024
	Options number	Weighted average exercise price per option	Weighted average remaining contractual life (years)	Aggregate intrinsic value
		US$		US$
Outstanding	205,384,609	0.0387	8.62	330
Exercisable	93,573,509	0.0478	7.85	82
Expected to vest	111,811,100	0.0312	9.27	247
The weighted average fair value of the options was US$ 0.0161 and US$ 0.0143 per option as of December 31, 2023 and 2024, respectively.

F-5
5

HUIZE HOLDING LIMITED

1 6 .	Share-based compensation - continued

Option	Plan - continued

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the fair value of the underlying stock at December 31, 2024.
The fair value of the option plan was estimated on the date of each balance sheet date using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	Weighted average
	2023	2024
Exercise price (US$)	0.0589	0.0387
Expected forfeiture rate (post-vesting)	11.52%	4.99%
Expected volatility	52.10%	54.68%
Excepted term (in years)	8.05	8.62
Expected dividend yield	0%	0%
Risk-free interest rate	3.8875%	4.5395%
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
Employees Restricted Shares Plan
Under the Employees Restricted Shares Award Agreement, restricted shares which granted to employees vest upon satisfaction of a service condition and a performance condition, which is generally satisfied over four years. The restriction will be removed along with the satisfaction of the service condition and performance condition. In March 2021, the Company granted additional 320,000 restricted shares to the senior management pursuant to the Global Plan. No restricted shares were granted during the year ended 2022, 2023 and 2024.

F-5
6

HUIZE HOLDING LIMITED

1 6 .	Share-based compensation - continued

Employees Restricted Shares Plan
- continued

The following table summarized the Company’s restricted shares activities under the Employees Restricted Shares Plan for the year ended December 31, 2024:

Restricted Shares to employees
Non-vested at January 1, 2024	1,212,056
Granted	—
Vested	—
Forfeited	(1,212,056)

Non-vested at December 31, 2024	—

Restricted shares granted to employees are measured based on their grant-date fair values and recognized as compensation cost on a graded-vesting method over the requisite 2.25 to 4 years’ service period. As of December 31, 2022, 2023 and 2024, there were RMB770, nil and nil unrecognized share-based compensation, respectively.
Shares Award
No shares were awarded during the years ended December 31, 2022, 2023 and 2024.

F-5
7

HUIZE HOLDING LIMITED

1 7 .	Investment loss

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Fair value change of investments accounted for at fair value	(109)	—	—
Fair value change of equity investments measured under NAV practical expedient	(2,675)	(257)	62
Dividends received from equity investments	237	361	198
Realized gain related to the investments accounted for at fair value	—	78	—
Gain/(Loss) on disposal of subsidiaries	331	(749)	(266)
Fair value change of short-term investments	—	(1,089)	(505)

Total	(2,216)	(1,656)	(511)

1 8 .	Net profit/(loss) per share
Basic net profit/(loss) per share and diluted net profit/(loss) per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2022, 2023 and 2024 as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net profit/(loss)	(33,740)	70,554	566
Less: Net profit/(loss) attributable to non-controlling interests	(2,553)	366	1,215

Net profit/(loss) attributable to common shares and redeemable preferred shares	(31,187)	70,188	(649)
Net profit/(loss) attributable to common Shareholders - Basic and diluted	(31,187)	70,188	(649)

Denominator :
Denominator for basic profit/(loss) per share weighted-average common shares outstanding	1,021,958,881	1,000,940,698	997,172,042
Dilutive effect of restricted shares	—	—	—
Dilutive effect of share options	—	—	—
Denominator for diluted profit/(loss) per share weighted-average common shares outstanding	1,021,958,881	1,000,940,698	997,172,042
Basic and diluted profit/(loss) per share	(0.03)	0.07	(0.00)

8

HUIZE HOLDING LIMITED

1 8 .	Net profit/(loss) per share - continued

The potentially dilutive securities that were not included in the calculation of above dilutive net profit/(loss) per share in the years presented where their inclusion would be anti-diluted include restricted shares of 11,273,390 shares, 1,347,076 shares and nil shares for the years ended December 31, 2022, 2023 and 2024, respectively.

19 .	Lease
The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	As of December 31, 2023	As of December 31, 2024
	RMB	RMB
Operating lease right-of-use assets	115,946	20,715
Operating lease liabilities	146,248	40,825
Lease expenses for these leases are recognized on a straight-line basis over the lease term. For the years ended December 31, 2022, 2023 and 2024, total lease cost comprised of the following:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease cost	39,476	34,142	33,393
Short term lease cost	1,724	3,639	1,109

Total lease cost	41,200	37,781	34,502

F-
59

HUIZE HOLDING LIMITED

19 .	Lease - continued

The following table presents the maturity of the Group’s operating lease liabilities as of December 31, 2024:

As of December 31, 2024
RMB
2025	18,562
2026	14,993
2027	10,151

Total operating lease payments (undiscounted)	43,706
Less: Imputed interest	(2,881)

Total operating lease liabilities (discounted)	40,825

As of December 31, 2024, the Group has no significant lease contract that has been entered into but not yet commenced.
Supplemental cash flow information related to the operating leases was as follow:

	For the Year Ended December 31,
	2023	2024
	RMB	RMB
Cash paid for amounts included in operating lease liabilities	21,312	28,910

2 0 .	Commitments and contingencies
As of December 31, 2024, there was no pending legal proceeding to which the Group is a party that will have a material effect on the Group’s business, results of operations or cash flows.

F-6
0

HUIZE HOLDING LIMITED

2 1 .	Restricted net asset
Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax
income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. In addition, restricted cash and insurance premium receivables of the VIE and its subsidiaries can only be used to settle relevant obligations of the VIE and its subsidiaries. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company. As of December 31, 2024, the restricted net assets of the Group’s relevant PRC entities amounted to RMB344,875.
Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s PRC entities did not transfer any amount from current year’s net income to the general reserve during the years ended December 31, 2022, 2023 and 2024.
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

2 2 .	Subsequent events
The Company evaluated its subsequent events through the date on which these financial statements were issued. There is no material events or transactions needing recognition or disclosure found.

F-6
1

HUIZE HOLDING LIMITED

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY
The condensed financial information of the Company has been prepared in accordance with SEC Regulation
S-X
Rule
5-04
and Rule
12-04,
using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and VIE.
Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.
The Company did not have significant capital and other commitments or guarantees as of December 31, 2024. The subsidiaries did not pay any dividend to the Company for the years presented.

F-6
2

HUIZE HOLDING LIMITED
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY—CONTINUED

Balance sheet

	As of December 31,
	2023	2024
	RMB	RMB	US$
			Note 2(f)
Assets
Cash and cash equivalent, net of allowance for doubtful accounts	5,296	1,564	214
Amount due from related parties	106	109	15
Prepaid expenses	1,368	980	134
Other receivables due from subsidiaries and affiliates, net of allowance for doubtful accounts	305,526	314,513	43,088
Investment in subsidiaries	118,319	124,272	17,025

Total assets	430,615	441,438	60,476

Liabilities and Shareholders ’ equity
Other payables and accrued expenses	17,896	17,893	2,451
Contract liabilities	1,783	—	—
Payroll and welfare payable	5,783	14,805	2,027

Total liabilities	25,462	32,698	4,478

Shareholders ’ equity
Class A common shares (US$ 0.00001 par value; 7,000,000,000 shares authorized and 894,456,046 shares issued as of December 31, 2023 and 2024, respectively; 843,968,206 shares and 858,266,416 shares outstanding as of December 31, 2023 and 2024, respectively)	62	63	9
Class B common shares (US$ 0.00001 par value; 800,000,000 shares authorized and 150,591,207 shares issued and 150,591,207 shares outstanding as of December 31, 2023 and 2024, respectively)	10	10	1
Treasury stock (46,867,940 shares and 50,414,900 shares as of December 31, 2023 and December 31, 2024, respectively)	(28,580)	(29,513)	(4,043)
Additional paid-in capital	905,958	909,930	124,660
Accumulated other comprehensive loss	(14,060)	(12,864)	(1,762)
Accumulated deficit	(458,237)	(458,886)	(62,867)

Total shareholders ’ equity	405,153	408,740	55,998

Total liabilities and shareholders ’ equity	430,615	441,438	60,476

F-6
3

HUIZE HOLDING LIMITED
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY—CONTINUED

Statement of Comprehensive Income/(Loss)

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 2(f)
Operating revenue
Other income	1,553	1,643	1,808	248

Total operating revenue	1,553	1,643	1,808	248

Operating cost and expenses
General and administrative expenses	(4,614)	(5,996)	(7,662)	(1,050)

Operating loss	(3,061)	(4,353)	(5,854)	(802)

Other expense
Interest income	—	1	—	—
Unrealized exchange income	—	(1)	—	—

Profit/(loss) before income tax, and share of loss of subsidiaries and VIEs	(3,061)	(4,353)	(5,854)	(802)

Share of income/(loss) of subsidiaries and VIEs	(28,126)	74,541	5,205	713

Net profit/(loss)	(31,187)	70,188	(649)	(89)

Net profit/(loss) attributable to common shareholders	(31,187)	70,188	(649)	(89)

Net profit/(loss)	(31,187)	70,188	(649)	(89)
Foreign currency translation adjustment, net of tax	9,600	3,635	1,196	164

Total comprehensive income/(loss)	(21,587)	73,823	547	75

4

HUIZE HOLDING LIMITED
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY—CONTINUED

Statement of cash flows

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities:
Net profit/(loss)	(31,187)	70,188	(649)	(89)
Adjustments to reconcile net profit/(loss) to net cash used in operating activities:
Unrealized exchange (income)/loss	—	1	—	—
Share of income/(loss) of subsidiaries and VIEs	28,126	(74,541)	(5,205)	(713)
Expected credit loss expenses	—	3	(1)	—

	(3,061)	(4,349)	(5,855)	(802)

Changes in operating assets and liabilities:
Increase/(decrease) in other payables and accrued expenses	—	4	(3)	—
Increase/(decrease) in contract liabilities	(1,223)	(1,549)	(1,783)	(244)
(Increase)/decrease in prepaid expense and other receivables	22,800	8,754	7,817	1,070
(Increase)/decrease in amount due from related parties	(43)	43	(3)	—

Net cash provided by/(used in) operating activities	18,473	2,903	173	24

Cash flows from investing activities:
Loans to subsidiaries	(23,376)	(6)	(14,539)	(1,992)

Net cash provided by/(used in) investing activities	(23,376)	(6)	(14,539)	(1,992)

Cash flows from financing activities:
Proceeds from exercise of options	—	560	—	—
Repurchase of Class A common shares	(6,659)	(13,392)	(77)	(11)
Loans from subsidiaries	—	9,461	10,614	1,455

Net cash provided by/(used in) financing activities	(6,659)	(3,371)	10,537	1,444

Effect of exchange rate changes on cash and cash equivalents	884	158	96	13

Net increase/(decrease) in cash and cash equivalents and restricted cash	(10,678)	(316)	(3,733)	(512)
Total cash and cash equivalents and restricted cash at beginning of year	16,291	5,613	5,297	726

Total cash and cash equivalents and restricted cash at end of year	5,613	5,297	1,564	214

F-6
5