Form 20-F
period 2025-12-31
Huize Holding Ltd
filed 2026-04-24
CIK 1778982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025.
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
As of December 31, 2025, there were (i) 860,016,416 Class A common shares issued and outstanding, par value US$0.00001 per share (excluding 151,869,900 Class A common shares reserved for issuance under our share incentive plans and 50,414,900 Class A common shares in the form of ADSs that we repurchased under our share repurchase program), and (ii) 150,591,207 Class B common shares issued and outstanding, par value US$0.00001 per share.
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
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☐
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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward- looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact our business and financial performance.

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

The VIE is consolidated for accounting purposes; however, neither our Cayman Islands holding company nor the investors in the holding company have an equity ownership or direct investment in the VIE. Our Cayman Islands holding company is considered the ultimate primary beneficiary of the VIE and consolidates the VIE and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the VIE as our consolidated entity under U.S. GAAP and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholders.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2024 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission- Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiary, the VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiary, the VIE and its subsidiaries have obtained the requisite licenses, permits and filings from the PRC government authorities that are material for the business operations of our holding company, the VIE and its subsidiaries in the PRC in all material respects, including, among others, the value-added telecommunications business operating licenses, the insurance intermediary license, the record-filing certificate on insurance adjustment assessment business and the record-filing certificate on the graded protection of information system security. Any failure to obtain or delay in obtaining such permissions, approvals or filings, or a rescission of any such approval or filings if obtained by us, would subject us to regulatory measures by the applicable PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. Due to clarification or development in the interpretation and implementation of relevant laws and regulations and the evolving enforcement practices of the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain, renew or retain licenses, permits, approvals or filings may affect our ability to conduct or expand our business” and “—We may be adversely affected by the complexity and evolvements in PRC regulations of internet-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.”

Meanwhile, the PRC government has sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022, and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, which became effective on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer require that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. On March 22, 2024, the CAC promulgated the Regulations on Promoting and Regulating Cross-Border Data Flow, which came into effect on the date of publication. The Provisions on Facilitating and Regulating Cross-Border Data Flows update the Measures for the Security Assessment of Data Cross-border Transfer previously implemented by the CAC. This provision first specifies the criteria for declaring important data for cross-border transfer security assessment. Secondly, it specifies the conditions for data cross-border transfer that are exempted from declaring the security assessment of cross-border data transfer, signing and filing a Standard Contract for the Cross-border Transfer of Personal Information, and applying for Personal Information Protection Certification. Third, it establishes a negative list system for pilot free trade zones. Fourth, adjusting the conditions for data cross-border transfer that should be declared for the security assessment of cross-border data transfer, signing and filing a Standard Contract for the Cross-border Transfer of Personal Information, and applying for Personal Information Protection Certification. Fifth, the validity period of the results of the security assessment of cross-border data transfer should be extended, and the provision that data processors may apply for an extension of the validity period of the assessment results should be made. On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which are collectively referred to as the Overseas Listing Filing Rules. The Overseas Listing Filing Rules formally came into effect on March 31, 2023. According to the Overseas Listing Filing Rules, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. In connection with our historical issuance of securities to foreign investors, we have not been required to file with the CSRC, nor have we been subject to any cyber security review initiated by the CAC. However, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Overseas Listing Filing Rules. Therefore, we are required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Filing Rules. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” If (i) we fail to obtain the approval or complete other filing procedures, (ii) we inadvertently conclude that such approval or filing procedures are not required, while they actually are required, or (iii) we are required to obtain the approval or complete other filing procedures as a result of changes of applicable laws, regulations or interpretations thereof but fail to do so, we may face regulatory measures by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Our business generates and processes a large amount of data, and is subject to complex and evolving Chinese and international laws and regulations regarding privacy, data protection and cybersecurity. Any failure to protect the confidential information of third parties or improper use or disclosure of such data may subject us to liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation, and deter our clients from using our products and services.”

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

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2023							For the Year Ended December 31, 2024							For the Year Ended December 31, 2025
	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000	Consolidated RMB’000
Operating revenue
Brokerage income	—	19,661	—	1,124,872	—		1,144,533	—	228,734	—	965,093	—		1,193,827	—	762,546	—	761,001	—	1,523,547
Other income	1,643	926	—	48,450	—		51,019	1,808	9,232		44,047			55,087	—	16,105	—	64,662	(22,074)	58,693

Total operating revenue	1,643	20,587	—	1,173,322	—		1,195,552	1,808	237,966	—	1,009,140	—		1,248,914	—	778,651	—	825,663	(22,074)	1,582,240

Operating costs and expenses
Cost of revenue	—	(17,151)	—	(711,917)	—		(729,068)	—	(203,664)	—	(651,832)	—		(855,496)	—	(637,109)	—	(516,771)	—	(1,153,880)
Cost of other income	—	(1,019)	—	(18,919)	—		(19,938)	—	—	—	(12,790)	—		(12,790)	—		—	(6,387)	—	(6,387)
Total operating costs	—	(18,170)	—	(730,836)	—		(749,006)	—	(203,664)	—	(664,622)	—		(868,286)	—	(637,109)	—	(523,158)	—	(1,160,267)
Selling expenses	—	(2,653)	—	(201,608)	—		(204,261)	—	(22,666)	(28)	(169,731)	—		(192,425)	—	(69,004)	—	(165,647)	14,366	(220,285)
General and administrative expenses	(5,996)	(12,165)	(108)	(101,135)	—		(119,404)	(7,662)	(28,977)	(2)	(110,128)	—		(146,769)	(7,041)	(30,810)	(4)	(106,199)	7,708	(136,346)
Research and development expenses	—	—	—	(71,842)	—		(71,842)	—	(585)	—	(61,806)	—		(62,391)	—	(1,580)	—	(57,108)	—	(58,688)

Total operating costs and expenses	(5,996)	(32,988)	(108)	(1,105,421)	—		(1,144,513)	(7,662)	(255,892)	(30)	(1,006,287)	—		(1,269,871)	(7,041)	(738,503)	(4)	(852,112)	22,074	(1,575,586)

Operating (loss) income	(4,353)	(12,401)	(108)	67,901	—		51,039	(5,854)	(17,926)	(30)	2,853	—		(20,957)	(7,041)	40,148	(4)	(26,449)	—	6,654
Other income/ (expenses)
Interest income	1	1,946	1	841	—		2,789	—	2,133	1	2,005	—		4,139	—	2,486	1	1,560	—	4,047
Unrealized exchange loss	(1)	(435)	—	—	—		(436)	—	(684)	—	—	—		(684)	—	(927)	—	—	—	(927)
Investment (loss)/income	—	(179)	—	(1,477)	—		(1,656)	—	(204)	—	(307)	—		(511)	—	1,580	—	(1,908)	—	(328)
Others, net	—	1	—	18,400	—		18,401	—	335	—	16,844	—		17,179	—	16	—	1,310	—	1,326

Profit before income tax, and share of (loss)/income of equity method investee	(4,353)	(11,068)	(107)	85,665	—		70,137	(5,854)	(16,346)	(29)	21,395	—		(834)	(7,041)	43,303	(3)	(25,487)	—	10,772

Income tax expense	—	—	—	—	—		—	—	(341)	—	206	—		(135)	—	(7,022)	—	(172)	—	(7,194)
Share of income of equity method investee	—	—	—	417	—		417	—	—	—	1,535	—		1,535	—	—	—	327	—	327
Share of income/(loss) of subsidiaries and VIE	74,541	85,609	85,716	—	(245,866	)(i)	—	5,205	21,493	21,522	—	(48,220	) (i)	—	11,082	(26,396)	(26,027)	—	40,974 (i)	(367)

Net profit/(loss)	70,188	74,541	85,609	86,082	(245,866)		70,554	(649)	4,806	21,493	23,136	(48,220)		566	4,041	9,885	(26,030)	(25,332)	40,974	3,538

	For the Year Ended December 31, 2023						For the Year Ended December 31, 2024						For the Year Ended December 31, 2025
	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000	Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000	Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 1) RMB’000		Consolidated RMB’000
Net profit/(loss) attributable to non-controlling interests	—	—	—	366	—	366	—	(399)	—	1,614	—	1,215	—	(1,197)	—	694	—		(503)
Net profit/(loss) attributable to Huize Holding Limited	70,188	74,541	85,609	85,716	(245,866)	70,188	(649)	5,205	21,493	21,522	(48,220)	(649)	4,041	11,082	(26,030)	(26,026)	40,974		4,041

Net profit/(loss)	70,188	74,541	85,609	86,082	(245,866)	70,554	(649)	4,806	21,493	23,136	(48,220)	566	4,041	9,885	(26,030)	(25,332)	40,974		3,538
Foreign currency translation adjustment, net of tax	3,635	(5,340)	—	—	5,340 (ii)	3,635	1,196	(7,185)	—	—	7,185 (ii)	1,196	(1,831)	14,062	—	—	(14,062	)(ii)	(1,831)

Comprehensive income/(loss)	73,823	69,201	85,609	86,082	(240,526)	74,189	547	(2,379)	21,493	23,136	(41,035)	1,762	2,210	23,947	(26,030)	(25,332)	26,912		1,707

Comprehensive income/(loss) attributable to non-controlling interests	—	—	—	366	—	366	—	(399)	—	1,614	—	1,215	—	(1,197)	—	694	—		(503)
Comprehensive income/ (loss) attributable to Huize Holding Limited	73,823	69,201	85,609	85,716	(240,526)	73,823	547	(1,980)	21,493	21,522	(41,035)	547	2,210	25,144	(26,030)	(26,026)	26,912		2,210

Note 1:

(1)

The elimination represents (i) the inter-company service fee related to consulting and marketing services provided among the VIE and its subsidiaries and the subsidiaries of the parent company and (ii) equity pick-up of net profits and losses in the subsidiaries of the parent company, WFOE and the VIE and its subsidiaries.

(2)	The elimination represents equity pick-up of other comprehensive income in the subsidiaries of the parent company.

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2024							As of December 31, 2025
	Parent company RMB’000	Subsidiaries of parent Company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 2) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent Company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 2) RMB’000		Consolidated RMB’000
Assets
Current assets
Cash and cash equivalent, net	1,564	48,634	506	182,503	—		233,207	580	79,176	505	170,565	—		250,826
Restricted cash	—	—	—	61,708	—		61,708	—	—	—	51,473	—		51,473
Short-term investments	—	—	—	5,000	—		5,000	—	—	—	2,936	—		2,936
Contract Assets, net	—	—	—	71,085	—		71,085	—	11,305	—	74,944	—		86,249
Accounts receivable, net	—	43,647	—	113,433	—		157,080	—	40,081	—	132,458	—		172,539
Insurance premium receivables, net	—	—	—	1,763	—		1,763	—	—	—	1,141	—		1,141
Amount due from related parties	109	657	—	229	—		995	105	3,575	—	635	—		4,315
Prepaid expense and other receivables, net	980	2,566	103	64,522	—		68,171	305	12,109	103	76,987	—		89,504

Amount due from the group companies	314,513	906	128,910	27,096	(471,425	)(i)	—	296,854	967	128,909	27,106	(453,836	)(i)	—

Total current assets	317,166	96,410	129,519	527,339	(471,425)		599,009	297,844	147,213	129,517	538,245	(453,836)		658,983
Non-current assets
Restricted cash	—	—	—	29,883	—		29,883	—	—	—	29,683	—		29,683
Property, Plant and Equipment, net	—	816	—	46,267	—		47,083	—	726	—	37,516	—		38,242
Intangible assets, net	—	23,357	—	45,483	—		68,840	—	21,933	—	44,080	—		66,013
Long-term investments		9,930		56,786			66,716	—	11,226	—	53,786	—		65,012
Investment in subsidiaries	124,272	358,673			(482,945	)(ii)	—	164,605	350,450	—	—	(515,055	)(ii)	—
Investment in VIE			229,157		(229,157	)(ii)	—	—	—	220,936	—	(220,936	)(ii)	—
Operating lease right-of-use assets	—	1,676	—	19,039	—		20,715	—	4,840	—	14,509	—		19,349
Goodwill	—	14,075	—	461	—		14,536	—	14,075	—	—	—		14,075
Contract Assets, net	—	—	—	28,435	—		28,435	—	8,936	—	36,638	—		45,574
Other non-current assets	—	8,861	—	120	—		8,981	—	103	—	1,133	—		1,236

Total non-current assets	124,272	417,388	229,157	226,474	(712,102)		285,189	164,605	412,289	220,936	217,345	(735,991)		279,184

Total assets	441,438	513,798	358,676	753,813	(1,183,527)		884,198	462,449	559,502	350,453	755,590	(1,189,827)		938,167

Liabilities, and Shareholders’ Equity
Short-term borrowings	—	—	—	50,000	—		50,000	—	—	—	53,000	—		53,000
Accounts payable	—	45,362	—	156,692	—		202,054	—	39,847	—	155,104	—		194,951
Insurance premium payables	—	—	—	56,042	—		56,042	—	—	—	41,295	—		41,295
Contract liabilities	—	—	—	—	—		—	—	—	—	—	—		—
Other payables and accrued expenses	—	13,083	—	31,351	—		44,434	1	4,872	—	37,092	—		41,965
Amount due to the group companies	17,893	315,236		138,296	(471,425	)(i)	—	17,896	297,451	—	138,358	(453,705	)(i)	—
Payroll and welfare payable	14,156	(115)	—	26,964	—		41,005	33,275	1,921	—	46,617	—		81,813
Income taxes payable	—	341	—	2,234	—		2,575	—	5,548	—	2,405	—		7,953
Operating lease liabilities	—	1,790	—	14,953	—		16,743	—	2,527	—	14,748	—		17,275
Amount due to related parties	—	—	—	2,495	—		2,495	—	20,415	—	—	—		20,415

Total current liabilities	32,049	375,697	—	479,027	(471,425)		415,348	51,172	372,581	—	488,619	(453,705)		458,667

Non-current liabilities
Long-term borrowings	—	—	—	—	—		—	—	—	—	6,990	—		6,990
Deferred tax liabilities	—	3,904	—	10,971	—		14,875	—	4,280	—	10,100	—		14,380
Operating lease liabilities	—	—	—	24,082	—		24,082	—	2,389	—	12,577	—		14,966
Payroll and welfare payable	649	—	—	—	—		649	48	—	—	—	—		48
Other non-current liability	—	—	—	—	—		—	—	6,523	—	4,746	—		11,269

Total non-current liabilities	649	3,904	—	35,053	—		39,606	48	13,192	—	34,413	—		47,653

Total liabilities	32,698	379,601	—	514,080	(471,425)		454,954	51,220	385,773	—	523,032	(453,705)		506,320

Shareholders’ equity	408,740	134,197	358,676	239,733	(712,102)		429,244	411,229	173,729	350,453	232,558	(736,122)		431,847
Total liabilities and shareholders’ equity	441,438	513,798	358,676	753,813	(1,183,527)		884,198	462,449	559,502	350,453	755,590	(1,189,827)		938,167

Note 2:

(1)	The elimination mainly represents inter-company loans among the parent company, the subsidiaries of the parent company, WFOE and the VIE.
(2)	The elimination represents offsetting entries for investment of the parent company against the equities of the subsidiaries of parent company and the VIE.

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2023							For the Year Ended December 31, 2024						For the Year Ended December 31, 2025
	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000	Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000	Consolidated RMB’000
Net cash provided by/(used in) operating activities	2,903	(14,971)	(112)	149,531	—		137,351	173	(23,367)	(32)	4,300	—	(18,926)	(6,186)	50,659	(1)	(26,597)	—	17,875

Cash flows from investing activities:
Purchase of long-term investment	—	—	—	—	—		—	—	—	—	—	—	—	—	(1,713)	—	(15,000)	—	(16,713)
Purchase of short-term investment	—	—	—	(9,968)	—		(9,968)	—	—	—	(73,327)	—	(73,327)	—	—	—	—	—	—
Purchase of property, equipment and intangible assets	—	(434)	—	(30,090)	—		(30,524)	—	(247)	—	(4,037)	—	(4,284)	—	(618)	—	(7,628)	—	(8,246)
Proceeds from disposal of Properly, equipment and intangible assets	—	—	—	955	—		955	—	63	—	363	—	426	—	—	—	—	—	—
Acquisition of subsidiary, net of cash paid	—	(2,441)	—	—	—		(2,441)	—	(8,046)	—	—	—	(8,046)	—	—	—	(560)	—	(560)
Investment in subsidiaries from parent	—	—	—	—	—		—	—	—	—	—	—	—	—	—	—	—	—	—
Investment in WFOE from subsidiaries	—	—	—	—	—		—	—	—	—	—	—	—	—	—	—	—	—	—
Payments of inter-company balances	(6)	(10,065)	—	—	10,071	(iii)	—	(3,925)	(302)	—	—	4,227	—	5,033	—	—	—	(5,033)	—
Proceeds from disposal of investments	—	874	—	—	—		874	—	—	—	76,701	—	76,701	—	—	—	16,917	—	16,917
Advances from disposal of an investment	—	—	—	—	—		—	—	—	—	1,500	—	1,500	—	—	—	—	—	—
Distribution from equity investees	—	—	—	—	—		—	—	—	—	9,925	—	9,925	—	—	—	—	—	—
Cash received for disposal of subsidiary	—	—	—	1,645	—		1,645	—	—	—	—	—	—	—	—	—	—	—	—
Advances to a third party	—	—	—	(23,000)	—		(23,000)	—	(12,582)	—	(12,800)	—	(25,382)	—		—		—
Advance to a related party	—	—	—	—	—		—	—	(657)	—	—	—	(657)	—	(2,915)	—	(405)	—	(3,320)

	For the Year Ended December 31, 2023							For the Year Ended December 31, 2024						For the Year Ended December 31, 2025
	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000	Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	WFOE RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note 3) RMB’000	Consolidated RMB’000
Repayment from a third Party	—	—	—	—	—		—	—	3,904	—	15,800	—	19,704	—	—	—	—	—	—
Interests received	—	—	—	1,075	—		1,075	—	—	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	361	—		361	—	—	—	198	—	198	—	—	—	—	—	—

Net cash (used in) /provided by investing activities	(6)	(12,066)	—	(59,022)	10,071		(61,023)	(3,925)	(17,867)	—	14,323	4,227	(3,242)	5,033	(5,246)	—	(6,676)	(5,033)	(11,922)

Cash flows from financing activities:
Proceeds from borrowings	—	—	—	37,000	—		37,000	—	—	—	50,000	—	50,000	—	—	—	119,990	—	119,990
Repayments of borrowings	—	—	—	(161,473)	—		(161,473)	—	(411)	—	(30,000)	—	(30,411)	—	—	—	(110,000)	—	(110,000)
Proceeds from inter-company balances	9,461	6	—	604	(10,071	)(iii)	—	—	3,925	—	302	(4,227)	—	—	(5,033)	—	—	5,033	—
Repurchase of Class A common shares	(13,392)	—	—	—	—		(13,392)	(77)	—	—	—	—	(77)	—	—	—	—	—	—
Proceeds from exercise of share option	560	—	—	—	—		560	—	—	—	—	—	—	279	—	—	—	—	279
Cash received by subsidiaries from minority shareholders	—	—	—	3,750	—		3,750	—	—	—	3,700	—	3,700	—	—	—	617	—	617
Deferred consideration paid for acquisition of a subsidiary	—	—	—	—	—		—	—	—	—	—	—	—	—	(6,768)	—	—	—	(6,768)
Net cash (used in) /provided by financing activities	(3,371)	6	—	(120,119)	(10,071)		(133,555)	(77)	3,514	—	24,002	(4,227)	23,212	279	(11,801)	—	10,607	5,033	4,118

Effect of exchange rate changes on cash and cash equivalents	158	2,756	—	—	—		2,914	96	2,056	—	—	—	2,152	(110)	(3,080)	—	133	—	(3,057)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(316)	(24,275)	(112)	(29,610)	—		(54,313)	(3,733)	(35,664)	(32)	42,625	—	3,196	(984)	30,532	(1)	(22,533)	—	7,014
Total cash and cash equivalents and restricted cash at beginning of year	5,613	108,583	650	261,239	—		376,085	5,297	84,308	538	231,629	—	321,772	1,564	48,644	506	274,254	—	324,968

Total cash and cash equivalents and restricted cash at end of year	5,297	84,308	538	231,629	—		321,772	1,564	48,644	506	274,254	—	324,968	580	79,176	505	251,721	—	331,982

Note 3:

(1)	The elimination represents the cash flow from exercise of share option between the parent company and the VIE and its subsidiaries.
(2)	The elimination represents inter-company capital injections between the subsidiaries of the parent company and WFOE.
(3)	The elimination mainly represents inter-company loans among the parent company, the subsidiaries of the parent company, WFOE and the VIE.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

•	failure to obtain, renew or retain licenses, permits, approvals or filings may affect our ability to conduct or expand our business;

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

In addition, the National Financial Regulatory Administration issued the Notice on Matters Related to Regulating Bancassurance Channels of Life Insurance Companies promulgated in January 2024 provides that insurance companies should strictly adhere to the insurance terms and premium rates filed, known as the “unified reporting and underwriting” policy, which currently applies to bancassurance channels. The policy aims to standardize the bancassurance business of life insurance companies and requires the life insurance companies to strictly adhere to the insurance terms and premium rates filed with the National Financial Regulatory Administration. Insurance companies are required to implement expense policies according to the product actuarial reports filed with the National Financial Regulatory Administration, and the commissions paid to bancassurance channels must not exceed the specified maximum commission rate. On September 30, 2025, the National Financial Regulatory Administration promulgated the Notice of the National Financial Regulatory Administration on Matters Concerning Strengthening Supervision of Non-auto Insurance Business, which became effective on November 1, 2025, provides that property insurance companies should continuously enhance the standardized use of main insurance and supplementary insurance terms and premium rates, strictly implement the insurance terms and premium rates that have been filed and strengthen the control over the calculation and management of fees. The intermediary fees paid for insurance sales shall not exceed the upper limit of the service fee rate filed for the product. It is prohibited to pay service fees in disguised forms through promotional expenses, technical support fees, and prevention fees, and it is also prohibited to obtain fees through fictitious intermediary business listings or false expense listings, thereby circumventing the upper limit of the filed service fee rate. Notwithstanding that a similar and specifically applicable policy has not been promulgated for insurance intermediaries, the insurance companies adjusted commission rates of insurance intermediaries downwards, in particular commission rates for long-term life insurance products and non-auto insurance products out of prudence. The insurance companies lowered the commission rates to insurance intermediaries so that their actual operating costs would not exceed the expected operating costs calculated based on the product actuarial reports filed with the National Financial Regulatory Administration. As a result, our long-term life insurance business and non-auto insurance business may be affected.

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

For the years ended December 31, 2023, 2024 and 2025, we had net profit of RMB70.6 million, net profit of RMB0.6 million and net profit of RMB3.5 million (US$0.5 million), respectively, and we had operating profit of RMB51.0 million, operating loss of RMB21.0 million and operating profit of RMB6.7 million (US$1.0 million), respectively. Although we generated net profit in 2023, 2024 and 2025, we cannot assure you that we will remain profitable in the future. Our operating costs and expenses may increase in the foreseeable future as we continue to grow our business, acquire new clients and further develop our insurance product and service offering and increase brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, if we fail to compete successfully with our existing or potential competitors, or if our tailor-made insurance products are not accepted by the market as we expect, we will receive lower-than-expected insurance brokerage income, and our financial results will be adversely affected. If regulatory authorities promulgate new laws, regulations and regulatory requirements that limit our business operations, especially with regard to our fee or cost model, our results of operations will suffer. As a result of the foregoing and other factors, our net profit margins may decline or we may incur net losses again, and may not be able to maintain profitability in the future.

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

Our platform stores and processes certain personal and other sensitive data provided by insurance clients, and we make certain personal information provided by clients or third-party data providers available to insurer partners with user consent. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in PRC and numerous foreign jurisdictions. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, including, without limitation, the PRC Cybersecurity Law, the PRC Data Security Law and Personal Information Protection Law, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, this regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future.

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

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. After obtaining consent from users, we collect user personal information that is necessary to provide the corresponding services. We are not allowed to use any sensitive personal information that is not related to the corresponding services in any manner that is not compliant with applicable laws and regulations. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet—Regulations on Information Security.”

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

We cannot assure you that our existing privacy and personal information protection system and technical measures will be considered sufficient under applicable laws and regulations. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if the governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still evolving globally, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

Failure to obtain, renew or retain licenses, permits, approvals or filings may affect our ability to conduct or expand our business.

We are required to obtain applicable licenses, permits, approvals and filings from different PRC regulatory authorities in order to conduct or expand our business. In order to operate our internet-based insurance intermediary business, we have obtained, renewed and maintained our insurance intermediary licenses, ICP license and electronic data interchange license, as required by the PRC regulatory authorities. However, we cannot assure you that we will be able to obtain licenses, permits, approvals and filings necessary to conduct all our future or innovative internet-based businesses, mobile businesses and related businesses in mainland China in a timely manner, failure of which may subject us to fines and other legal or administrative penalties. In addition, PRC regulatory authorities may issue new regulations governing the internet or the insurance product and service industry that require us to obtain additional licenses, permits, approvals or filings for our current or future business operations. As a result, we cannot assure you that we will be able to obtain, maintain or renew licenses, permits, approvals and filings covering sufficient scope of business, in a timely manner or at all.

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

Our relationship with insurer partners is crucial to our success. We generate a substantial portion of our revenues from commission fees paid by insurer partners. Certain insurer partners have accounted for a significant portion of our revenues in the past. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 57.4%, 33.0% and 35.5% of our total operating revenue in 2023, 2024 and 2025, respectively. While we continually seek to diversify our insurer partners, there can be no assurance that the concentration will decrease. Our ability to attract clients depends on the quantity and quality of insurance products offered by insurer partners on our platform. We provide intelligent underwriting services and integrated solutions to our insurer partners. Our arrangements with our insurer partners are typically not exclusive, and they may have similar arrangements with our competitors. If insurer partners are dissatisfied with our services and solutions or find us ineffective in enhancing their profitability, they may terminate their relationships with us and decide to cooperate with our competitors.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company may be required to issue an attestation report on the effectiveness of our internal control over financial reporting. However, as a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, we are not required to have an attestation report on internal control over financial reporting from our external auditors.

In the course of preparing our consolidated financial statements for prior fiscal years, we identified one material weakness in our internal control over financial reporting. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified in our internal control relates to the lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to identify and implement relevant controls to address risks of material misstatements and to prepare consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. As a result of the identification of this material weakness, we have implemented a series of measures to address the material weaknesses, such as hiring a knowledgeable financial reporting and accounting professional with expertise in U.S. GAAP and conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel. Although the remediation measures were implemented, they will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the previously identified material weakness still existed as of December 31, 2025. We plan to continue to implement measures to remedy the identified material weakness. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, we can give no assurance that the implementation of these measures will be sufficient to eliminate this material weakness or any other material weakness or significant deficiency in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the ADSs.

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

Our insurance clients rely on the insurance product information we provide on our platform. Pursuant to the Measures for the Suitability Management of Products Provided by Financial Institutions issued by the National Financial Regulatory Administration on July 11, 2025 and became effective from February 1, 2026, financial institutions shall assume primary responsibility for the suitability management of the products they sell or trade in accordance with laws and regulations and by performing their duties with diligence and prudence, so as to ensure suitable products are provided through appropriate channels to suitable customers, which also apply to insurance agency institutions and insurance brokers. While we believe that such information is generally accurate, complete and reliable, there can be no assurance that the accuracy, completeness or reliability of the information can be maintained in the future. If we provide any inaccurate or incomplete information on our platform due to either our own fault or that of our insurer partners, or we fail to present accurate or complete information of any insurance products which could lead to our clients’ failure to get the protection or us being warned or punished by regulatory authorities, our reputation could be harmed and we could experience reduced user traffic to our platform, which may adversely affect our business and financial performance.

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

Additionally, we are constantly upgrading our internet platform and infrastructure to comply with regulatory requirements and provide increased scale, improved performance and additional built-in functions and additional capacities. For example, on June 22, 2020, the CBIRC issued the Notice on Regulating the Traceability Management of Internet Insurance Sales, which came into effect from October 1, 2020, and provides that insurance institutions shall conduct retrospective review and management of internet insurance sales, and shall immediately suspend online insurance sales if they fail to comply with those requirements by the time the notice came into force. As of October 1, 2020, we had made rectifications in accordance with this notice. Furthermore, on January 5, 2021, the CBIRC promulgated the Measures for the Regulation of Informatization of Insurance Intermediaries, which aim to improve informatization of insurance intermediaries and stipulate regulatory requirements in respect of the construction and management of the informatization, IT system and information security. We completed most of such self-examination and rectifications. However, we cannot assure you that we will be able to complete rectifications in a timely manner or fully satisfy the regulatory requirements. In addition, rectifying, maintaining and upgrading our technology infrastructure require significant investment of time and resources, including adding new hardware, updating software, and recruiting and training new engineering personnel. During updates, our systems may experience interruptions, and the new technologies and infrastructures may not be fully integrated with the existing systems timely, or at all. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired quality of user experience and delays in reporting accurate operating and financial information, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

Failure to prevent cybersecurity breaches will materially and adversely affect our business, reputation, financial condition and results of operations.

The massive volume of data that we process and store makes us or third-party service providers who host our servers an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect our database, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and insurer partners could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. The PRC Cyber Security Law promulgated by the Standing Committee of the National People’s Congress, effective on June 1, 2017, amended on October 28, 2025 and took effect from January 1, 2026, stipulates that a network operator, including internet information services providers, must adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. Over the past few years, the insurance regulatory authority enhanced its supervision and has promulgated many regulation measures and requirements towards cybersecurity of insurance business. While we have adopted comprehensive measures to comply with the applicable laws, regulations and standards, there can be no assurance that such measures will be effective. If we were found by the regulatory authorities to have failed to comply with the regulatory requirements, we would be subject to warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of our platform or even criminal liabilities and our business, financial condition and results of operations would be adversely affected.

The adoption and use of artificial intelligence, machine learning and other automated technologies may present business, compliance and reputational challenges which could materially and adversely affect our business, financial condition, and results of operations.

We are increasingly exploring and applying artificial intelligence, machine learning, and other automated technologies across our platform, distribution, customer service, marketing, product recommendation, compliance, and other business operations. However, these technologies may not function as intended and could generate inaccurate, misleading, inconsistent, biased, or otherwise inappropriate outputs due to flawed models, insufficient or inaccurate data, inadequate testing, ineffective governance, lack of appropriate human review, or other factors. If these technologies are not properly developed, implemented, or controlled, we may provide inappropriate product recommendations, deliver unsatisfactory client experiences, make incorrect operational decisions, or otherwise fail to meet the expectations of our clients, business partners, or regulators.

At the same time, our competitors may also broadly develop, deploy and apply artificial intelligence technologies, and may be able to integrate such technologies into their products, services and operations more quickly, effectively or cost-efficiently than we do. If we fail to timely and effectively develop, adopt or apply artificial intelligence technologies, or otherwise fail to remain competitive with respect to artificial intelligence-related capabilities, our market position, ability to attract clients, operating efficiency and growth prospects may be adversely affected. In addition, there is no assurance that our investments in artificial intelligence, machine learning, and other automated technologies will be commercially successful. We may not realize the anticipated benefits of these investments, and such initiatives could result in significant expenses without corresponding improvements in our business performance.

Moreover, laws, regulations and regulatory expectations relating to artificial intelligence, automated decision-making, data privacy and cybersecurity are evolving rapidly and may remain uncertain. Compliance with such requirements may increase our costs, require changes to our systems, processes and controls, or limit our ability to use artificial intelligence effectively. In particular, the regulatory and legal framework on artificial intelligence in mainland China is evolving rapidly. In recent years, the PRC government authorities have released a series of laws and regulations related to artificial intelligence. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Artificial Intelligence” for details. These laws and regulations are relatively new, and the government authorities may introduce additional or more detailed laws and regulations to oversee the use of artificial intelligence. Therefore, we may need to comply with more compliance requirements in the field of artificial intelligence, which could increase our compliance costs. Our use of third-party artificial intelligence tools or service providers may also expose us to risks relating to service quality, confidentiality, data security, business continuity and intellectual property. Any of the foregoing could materially and adversely affect our business, reputation, financial condition and results of operations.

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

A significant portion of the total GWP we facilitate is from a limited number of popular insurance products, primarily our tailor-made long-term life and health insurance products. In 2025, the top five insurance products in terms of GWP contribution aggregately accounted for 20.4% of the total GWP we facilitated, as compared to 43.1% in 2024. We believe the concentration was partially due to the comprehensive protection coverage with reasonable policy terms, making these tailor-made insurance products more attractive than others. Although we plan to continue to diversify our product offerings, launch more tailor-made insurance products, expand our client base and generate brokerage income from a wider variety of insurance products, we cannot guarantee you that we will be able to succeed, and that such concentration will decrease. If we cannot continue to offer these popular insurance products for any reason or the popularity of these products decline, our brokerage income may decrease, and our financial condition and results of operations may be materially and adversely affected.

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

The recent increase in our business operations and transaction volume in Hong Kong is primarily due to the continued recovery of the regional insurance market, our differentiated product offerings, and the growing client demand. As our business in Hong Kong continues to expand, we face increasing complexities and uncertainties under Hong Kong laws and regulations governing insurance brokerage businesses, including insurance intermediary remuneration, referral arrangements, anti-money laundering and counter-terrorist financing, professional indemnity insurance, corporate governance, and other related regulatory requirements. However, there can be no assurance that this growth trend will be sustained. Additionally, we have engaged a growing number of business partners to meet such increasing demands. However, there can be no assurance that such business partners will adhere to our contractual agreements and comply with the applicable laws and regulations in Hong Kong regarding the insurance business. Any non-compliance with applicable Hong Kong laws and regulations by our business partners may result in regulatory penalties or negative publicity on us, which may materially and adversely affect our business and results of operations.

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

In 2023, 2024 and 2025, revenues generated from the overseas markets amounted to RMB19.7 million, RMB228.7 million and RMB762.5 million (US$109.0 million), accounting for 1.6%, 18.3% and 48.2% of the respective year’s total net revenues. Revenues generated from the overseas markets prior to 2023 were insignificant.

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

Certain of our lease agreements have not been registered with the PRC government authorities as required by PRC law, which will not affect the validity of these lease agreements but may expose us to potential fines if we fail to remediate after receiving any notice from the PRC government authorities. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the government authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, the specific amount of which is at the discretion of the government authority. As of February 28, 2026, we had not completed lease agreement registration for some properties, which may expose us to potential penalties by PRC governmental authorities.

We have granted and may continue to grant options, restricted share units and other types of awards under our share option plan, which may result in increased share-based compensation expenses.

We adopted a global share incentive plan in June 2019, which we refer to as the Global Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under our Global Plan, we are authorized to grant options, restricted share units and other types of share incentive awards. The maximum aggregate number of common shares which may be issued pursuant to all awards under the Global Plan is 57,501,813 common shares. As of February 28, 2026, options to purchase a total of 13,485,676 common shares were outstanding under the Global Plan. We adopted a 2019 share incentive plan in June 2019, which we refer to as the 2019 Plan. In September 2021, May 2023 and November 2023, respectively, our board of directors approved the amendments to the 2019 Plan to increase the maximum number of Class A common shares that may be issued under the 2019 Plan. Under the currently effective Third Amended and Restated 2019 Share Incentive Plan, or the Third Amended and Restated 2019 Plan, the maximum aggregate number of Class A common shares that may be issued shall be 187,559,565, plus an annual increase on June 1 of each of 2024, 2025, 2026 and 2027, by (i) 31,351,400 Class A common shares or (ii) such number of Class A common shares as may be determined by our board. As of February 28, 2026, options to purchase a total of 146,238,116 common shares were outstanding under the Third Amended and Restated 2019 Plan. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lockup period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges.

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

Our business is subject to fluctuations, which makes our results of operations difficult to predict and may cause our quarterly or semiannual results of operations to fall short of expectations.

Our quarterly or semiannual revenues and other operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. Each of our business lines may have different seasonality factors and the mix of our revenue source may shift from time to time. If the insurance product mix we offer on our platform changes, the fluctuation trend of our results of operations will change accordingly. We may also introduce promotional activities or enhance our marketing and branding efforts in ways that further cause our quarterly or semiannual results to fluctuate and differ from historical patterns. In addition, our quarterly or semiannual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected figures. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our historical results as an indication of our future performance because our fast growth in the past may have masked the seasonality that might otherwise be apparent in our results of operations. Our results of operations in future quarters may fall below expectations, which could cause the price of our ADSs to fall.

A severe or prolonged downturn in Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally, with the potential for even more serious consequences if oil and gas facilities are destroyed or shipping is affected for an extended period of time. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. As a result, any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. For example, since early 2025, the United States has implemented significant changes to U.S. trade policy with China, including by imposing additional tariffs on Chinese imports. China has responded by imposing, and proposing to impose additional or higher tariffs on products imported from the United States, among other measures. There remains considerable uncertainty regarding future tariff rates and the trajectory of U.S.-China trade relations. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Huize Holding Limited would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was enacted as part of the National Defense Authorization Act for Fiscal Year 2026. The COINS Act largely preserves the core framework of the Outbound Investment Rule while expanding its scope and coverage in certain respects such as expanding covered activities in high-performance computing and supercomputing and hypersonic systems and including more countries of concern The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

If the ownership structure, contractual arrangements and businesses of our PRC subsidiary, the VIE and its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiary, the VIE or its subsidiaries fail to obtain or maintain any of the required permits, approvals or filings, the PRC regulatory authorities would have discretion to take action in dealing with such violations or failures, including, without limitation:

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

Pursuant to the International Tax Co-operation (Economic Substance) Act (2026 Revision) (as amended) of the Cayman Islands, or the ES Act, a “relevant entity” that carries on a relevant activity is required to satisfy the economic substance test in relation to that relevant activity set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our company. Based on the current interpretation of the ES Act, we believe that our company, Huize Holding Limited, is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company, Huize Holding Limited, is a “pure equity holding company,” it is only subject to the reduced economic substance test, which require us to (i) comply with all applicable filing requirements under the Companies Act (2026 Revision) of the Cayman Islands, or the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our offerings to make loans to our WFOE and VIE or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our WFOE, the VIE and its subsidiaries. We may make loans to our WFOE, the VIE and its subsidiaries, or we may make additional capital contributions to our WFOE.

Any loans to our WFOE, which are treated as Foreign Investment Enterprises, or FIEs, under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans we make to our WFOE, the VIE and its subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to the VIE and its subsidiaries or other domestic PRC entities, according to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing in March 2020, the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting Macro-prudential Regulation Parameter for Cross-border Financing of Enterprises in January 2021 and the latest Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting Macro-prudential Regulation Parameter for Cross-border Financing on January 13, 2025. The limit for the total amount of foreign debt is 3.5 times of their respective net assets. Moreover, any medium or long-term loan we provide to the VIE and its subsidiaries or other domestic PRC entities must also be subject to examination and registration of the National Development and Reform Commission. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be reported to the Ministry of Commerce or its local counterpart.

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

On December 4, 2023, SAFE promulgated the Circular on Further Deepening Reforms to Facilitate Cross-Border Trade and Investment, which took effect on the same day. These two SAFE circulars reiterate some rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which was amended on December 4, 2023, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. If the VIE requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIE’s operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans we make to our WFOE, the VIE or its subsidiaries or with respect to future capital contributions we make to our WFOE. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2024 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

Considering that the Overseas Listing Filing Rules are relatively new, there are still uncertainties as to the implementation and interpretation of the requirements, which needs to be further guided and clarified by the CSRC and other regulatory authorities. Any subsequent filing or reporting matters of our company in the future, such as future offshore listings, refinancing and other capital raising activities, as well as other major events, including but not limited to the change of control, investigated or punished by overseas securities regulatory authorities or other competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities, may be subject to additional filing or reporting requirements. Given the CSRC filing requirements at this stage are still subject to the further guidance by relevant authorities, we cannot assure you that we will be able to complete the filings or reporting and fully comply with such rules and requirements in a timely manner or at all.

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

Also, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the PRC government authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the CAC and 12 other governmental authorities jointly issued the Measures for Cybersecurity Review, which require that, among others, internet platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On February 17, 2023, the CSRC issued the Overseas Listing Filing Rules, which took effect on March 31, 2023. According to the Overseas Listing Filing Rules, the overseas offering and listing by a PRC domestic company, whether directly or indirectly, shall be filed with the CSRC. Any subsequent filing or reporting matters of our company in the future, such as future offshore listings, refinancing and other capital raising activities, as well as other major events, including but not limited to the change of control, investigated or punished by overseas securities regulatory authorities or other competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities, may be subject to additional filing or report requirements. On February 24, 2023, the CSRC and several other government authorities released the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises. Since such regulations, rules and measures are evolving, how they will be interpreted, amended and implemented by the PRC governmental authorities may also develop in the future. We may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

PRC government has complex regulatory requirements on the conduct of our business and it has promulgated certain regulations and rules to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

We may be adversely affected by the complexity and evolvements in PRC regulations of internet-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.

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

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. This may significantly disrupt our business, subject us to penalties, compromise enforceability of related contractual arrangements, or have other harmful effects on us. Furthermore, we cannot assure you that we have obtained all the permits, licenses or filings required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses, permits or filings or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our reputation, business and results of operations.

We are subject to the enactment, interpretation and implementation of the Anti-Monopoly Guidelines for the Internet Platform Economy Sector.

On February 7, 2021, Anti-monopoly Commission of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platform may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entity, which became effective on the same day. On January 28, 2026, the State Administration for Market Regulation promulgated the Circular of the State Administration for Market Regulation on Issuing the Anti-Monopoly Compliance Guidelines for Internet Platforms, which is not mandatory and provides that Platform operators shall earnestly assume the primary responsibility for anti-monopoly compliance, improve anti-monopoly compliance systems, strengthen anti-monopoly compliance management, compete lawfully, and operate in compliance. They shall not engage in monopolistic conduct prohibited by the Anti-Monopoly Law by leveraging data and algorithms, technology, capital advantages, or platform rules. Platform operators may refer to this Circular, establish and improve anti-monopoly compliance systems, and optimize compliance work systems in accordance with the provisions of anti-monopoly laws, regulations, rules, and guidelines, and in combination with their own characteristics. Due to the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations, and any noncompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect our financial conditions, operations and business prospects.

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

Furthermore, the net proceeds from our offerings are deposited overseas in currencies other than Renminbi until we obtain necessary approvals from PRC regulatory authorities to convert these proceeds into onshore Renminbi. If the net proceeds cannot be converted into onshore Renminbi in a timely manner, our ability to deploy these proceeds efficiently may be affected, as we will not be able to invest these proceeds on RMB-denominated assets onshore or deploy them in uses onshore where Renminbi is required, which may adversely affect our business, results of operations and financial condition.

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

In 2025, the trading prices of our ADS on the Nasdaq Global Market have ranged from US$1.50 to US$4.53 per ADS. The trading price of other Chinese companies’ securities, including internet-based companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of the Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of our conduct. The trading price of our ADSs may fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be volatile for factors specific to our own operations, including the following:

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

As of February 28, 2026, Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, beneficially owned all of the 150,591,207 Class B common shares and 10,020,000 Class A common shares in the form of ADSs. Together with 74,776,488 Class A common shares, the voting power of which has been delegated to Mr. Cunjun Ma, Mr. Cunjun Ma is able to exercise in aggregate 76.0% of our total voting power. Therefore, Mr. Cunjun Ma has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger of our company. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

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

Under Cayman Islands law, the notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies in the Cayman Islands for inspection by any person on payment of a fee. The register of mortgages and charges is open to inspection by creditors and members of the company. Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records, or to obtain copies of lists of shareholders of these companies. Our articles of association contain provisions that provide our shareholders the right to inspect our register of members and to receive our annual audited financial statements. Subject to the foregoing, our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

We believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2025, which could subject U.S. Holders of our ADSs or Class A common shares to significant adverse U.S. federal income tax consequences.

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

Assuming that we are the owner of the VIE (including its subsidiaries) for United States federal income tax purposes and based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash and investments), we believe we were a PFIC for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year ending December 31, 2026 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

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

In July 2025, Poni Insurtech further enhanced its regulatory standing through the successful licensing of Poni Financial Advisory Pte. Ltd. by the Monetary Authority of Singapore as a Financial Adviser and Exempt Insurance Broker. This achievement strengthens our ability to offer advisory and brokerage services across the ASEAN region. With Singapore serving as the hub for our international operations, we are strategically positioned to accelerate expansion and capitalize on the growth potential of the Southeast Asian insurance market.

Our board of directors previously authorized share repurchase programs in March 2022, March 2023 and March 2024, respectively, each of which authorized us to repurchase up to a certain amount of our outstanding ADSs over a 12-month period. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size.

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

We have accumulated a large insurance client base. As of December 31, 2025, we had cumulatively served 12.3 million insurance clients. A substantial portion of our insurance client base are the younger generation, particularly life and health insurance clients. In 2025, the average age of insurance clients who purchased life and health insurance products through our platform was 35.3.

In order to serve our clients’ protection needs, we offer a wide variety of insurance products with easy-to-understand terms and focusing on protection. Our products cover two major categories—life and health insurance products, and property & casualty insurance products. In 2025, we offered 786 life and health insurance products and 483 property & casualty insurance products. Our life and health insurance products contributed to 90.4% of our brokerage income in 2025. Our life and health insurance products primarily consist of annuity and endowment life insurance products and long-term health insurance products, which contributed to 71.3% and 14.2%, respectively, of our brokerage income in 2025.

We have established business cooperation with a large group of insurer partners. As of December 31, 2025, we cooperated with 158 insurer partners, representing a substantial portion of all licensed insurance companies in China. We empower our insurer partners to reach a massive and fragmented client base quickly, and enhance their insurance sales through our online platform as well as our offline channels. We have also integrated critical steps in the insurance policy distribution process, such as intelligent underwriting and in-force policy administration, in our system. In addition, we design and develop tailor-made insurance products together with our insurer partners.

The cumulative number of insurance clients we served increased from approximately 9.3 million as of December 31, 2023 to 10.6 million as of December 31, 2024, and further to 12.3 million as of December 31, 2025. The GWP we facilitated increased from RMB5,800.9 million as of December 31, 2023 to RMB6,158.6 million as of December 31, 2024, and further to RMB7,427.1 million (US$1,062.1 million) as of December 31, 2025. We primarily generate revenues from the commission fees that we charge our insurer partners for facilitating insurance policies and generating premiums for them. Our total operating revenue increased from RMB1,195.6 million in 2023 to RMB1,248.9 million as of December 31, 2024, and further to RMB1,582.2 million (US$226.3 million). We had net profit of RMB70.6 million, net profit of RMB0.6 million and net profit of RMB3.5 million (US$0.5 million) in 2023, 2024 and 2025, respectively.

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

In July 2025, our international arm, Poni Insurtech, further strengthened its regulatory presence with the successful licensing of Poni Financial Advisory Pte. Ltd. by the Monetary Authority of Singapore as a Financial Adviser and Exempt Insurance Broker. This milestone enhances our ability to deliver advisory and brokerage services across the ASEAN region. Anchoring our international operations in Singapore positions us to accelerate expansion and capture growth opportunities within the Southeast Asian insurance sector.

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

Our Insurance Clients

We have a large and growing base of insurance clients. We define our insurance clients as purchasers of the insurance policies we distribute, including individual clients, who contribute to most of our revenues, and corporate clients. As of December 31, 2023, 2024 and 2025, the cumulative number of our insurance clients was approximately 9.3 million, 10.6 million and 12.3 million, respectively. As we continue to expand our product offerings, enhance our brand recognition and reputation, and deepen our cooperation with insurer partners and user traffic channels, we expect our client base to continue to grow.

We focus on serving the younger generation who are relatively well-educated, tech-savvy, more willing to learn insurance related knowledge, and tend to enjoy online consumption and investment. In 2025, the average age of those who purchased life and health insurance products through our platform was 35.3. In addition, we aim at serving lifetime insurance needs of our clients and their families. We believe the diversity of insurance products on our platform allows us to serve a variety of insurance clients at different stages of their lives.

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

Upon receiving a piece of client complaint, our service representative will extract and go through chat records and transaction records of the client, reach out to the client by phone, and resolve the issue. As of December 31, 2025, we had not experienced any material client complaints or claims.

Our Insurer Partners

As of December 31, 2025, we cooperated with 158 insurer partners, including 89 life and health insurance companies, and 69 property & casualty insurance companies. Some of our insurer partners also cooperate with reinsurance companies to underwrite insurance products offered on our platform. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 57.4%, 33.0% and 35.5% of our total operating revenue in 2023, 2024 and 2025, respectively.

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

Our Product Offerings

We offer two broad categories of insurance products: life and health insurance products and property & casualty insurance products, both of which contain products we designed and developed together with insurer partners. The insurance products we offer on our online platform are underwritten by our insurer partners. Our platform offered approximately 1,269 insurance products in 2025, including approximately 786 life and health insurance products, and approximately 483 property & casualty insurance products.

Below table sets forth the categories of insurance products we offered and GWP of each category in 2023, 2024 and 2025:

Type of Insurance Products	Sub-Category	GWP in 2023 (in RMB million)	GWP in 2024 (in RMB million)	GWP in 2025 (in RMB million)
Life and Health Insurance Products	Life insurance products and annuity insurance products	3,441.3	4,459.7	5,774.0
	Long-term health insurance products	1,679.9	901.7	768.2
	Long-term medical insurance products	234.9	249.6	272.0
	Short-term health insurance products	51.9	58.6	87.1
Property & casualty insurance products		392.9	489.0	525.7

Life and Health Insurance Products

The life and health insurance products listed on our platform include life insurance products, annuity insurance products, long-term health insurance products, long-term medical insurance products and short-term health insurance products. Our dedicated product design team with strong actuarial background design and develop tailor-made life and health insurance products to cater to client’s personal protection needs. In 2023, 2024 and 2025, we offered approximately 480, 813 and 786 life and health insurance products, respectively.

(1)	Life Insurance Products

We sell term life insurance products, whole life insurance products and annuity insurance products on our platform. The term life insurance products we offer provide life insurance for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined period, generally ranging from 5 to 20 years. In 2025, popular term life insurance products on our platform included Ding Hai Zhu No.6 (定海柱6号), a term life insurance product customized to meet the comprehensive protection needs of the younger generation.

The whole life insurance products we offer provide life insurance for the insured’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from 5 to 20 years, or until the insured reaches a certain age. The face amount of the policy is paid upon the death of the insured. In 2025, whole life insurance products offered on our online platform included Fu Man Jia 2.0 (Participating Edition) (福满佳 2.0 (分红型)), a customized participating whole life insurance product we co-launched with Aviva-COFCO, which offers stable value growth with long-term potential returns, low participating threshold with high dividend flexibility, and enhanced flexibility with premium payment terms.

(2)	Annuity Insurance Products

The annuity insurance products we offer pay annuity to the insured according to the time period as specified in the insurance policy and the amount received during the policy term. In 2025, we partnered with New China Life Insurance Company Limited to launch the Bliss No.3 (快享福3号), a customized annuity insurance product. The Bliss series fully integrate our capacities in customizing and promoting internet insurance products, enhancing customer management, and expanding health services.

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

Taking advantage of our actuarial capabilities and our expertise in long-term health insurance products, we analyze clients’ potential insurance needs and design tailor-made insurance products accordingly. For a given new product idea, we build a model, conduct actuarial analysis, draw a preliminary price range, and proactively reach out to our insurer partners to discuss such product. After the cooperating insurer partner determines the final terms of the product, it files the product with the China Banking and Insurance Regulatory Commission and then launch the product on our platform. The product design and development process typically takes approximately three months. Popular long-term health insurance products we designed and developed in 2025 included Darwin Critical Care No.12 (达尔文12号), the customized critical illness insurance product in the Darwin Critical Care series, which provides extensive coverage for 120 critical, 30 moderate and 45 mild illnesses.

(4)	Long-term Medical Insurance Products

Long-term medical insurance products are reimbursement-based insurance products with coverage terms longer than one year, designed primarily to cover substantial medical expenses. They typically feature high coverage limits, broad protection scopes, and are not restricted to specific disease categories, making them suitable for a wide range of insurance clients. These products are intended to help insured individuals mitigate the financial burden arising from potentially significant medical costs. Popular long-term medical insurance products we sold in 2025 included e-Protect Medical Insurance (e享护-医享无忧), a comprehensive healthcare services product.

(5)	Short-term Health Insurance Products

Short-term health insurance products we offer provide illness and disease insurance protections and medical benefits during a period that is usually shorter than one year from the effective date of the policy. Popular health insurance products on our platform in 2025 included WarmTreasure No.3(暖宝保3号), a customized child outpatient and emergency insurance product in the “WarmTreasure” series.

Property & Casualty Insurance Products

The property & casualty insurance products we distribute include travel insurance products, individual casualty insurance products and corporate liability insurance. In 2023, 2024 and 2025, we offered approximately 308, 352 and 483 property & casualty insurance products respectively.

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

As of December 31, 2025, we held 20 patents and 27 on-going patent registrations in mainland China, and two on-going patent registrations in Hong Kong. We had registered 686 trademarks with the Trademark Office of the State Administration for Market Regulation in mainland China, including our company’s Chinese name “Huize (慧择),” 27 trademarks in Hong Kong, three trademarks in the United States, two trademarks in the Philippines, and one trademark in Singapore. We had registered 184 computer software copyrights registered with the PRC National Copyright Administration. We had 80 registered domain names, including our main website. In addition to the foregoing protections, we generally limit access to and use of our proprietary and other confidential information through the use of internal and external controls.

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

Foreign Investment Industrial Policy

On February 11, 2002, the State Council promulgated the Provisions for Guiding the Foreign Investments Direction, which came into effect on April 1, 2002. Pursuant to the Provisions for Guiding the Foreign Investments Direction, foreign investment projects are categorized as encouraged, permitted, restricted and prohibited. Foreign investment projects that are categorized as encouraged, restricted and prohibited are listed under the catalogue, and the foreign investment projects that are not categorized as encouraged, restricted, or prohibited are permitted foreign investment projects. Permitted foreign investment projects are not listed under the Industry Catalog for Guiding Foreign Investment.

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

The Administrative Measures on Telecommunications Business Operating Licenses, which were promulgated by the MIIT on March 1, 2009, amended on July 3, 2017 and took effect from September 1, 2017, set forth specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. In December 2001, in order to comply with China’s commitments with respect to its entry into the World Trade Organization, the State Council promulgated the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were latest revised in March 2022 and took effect on May 1, 2022. The FITE Regulations set out detailed requirements with respect to capitalization, investor qualifications, and application procedures in connection with establishing a foreign invested telecom enterprise. Pursuant to the FITE Regulations, unless it is otherwise prescribed by the State, foreign investors may hold an aggregate of no more than 50% of the total equity in any value-added telecommunications business in China.

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

The Administrative Measures for the Licenses of Banking and Insurance Institutions, which were issued by the CBIRC on April 28, 2021, took effect from July 1, 2021, recently were amended on January 27, 2026 and will take effect on June 1, 2026, stipulate that banking and insurance institutions, including insurance brokerage companies, concurrent-business insurance agencies and other insurance intermediaries, shall, when conducting financial business, legally obtain a license and a business license issued by the administration for market regulation.

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

Pursuant to the Insurance Ordinance (Cap. 41) and the Insurance (Financial and Other Requirements for Licensed Insurance Broker Companies) Rules (Cap. 41L) in Hong Kong, a licensed insurance broker company is required to maintain a valid professional indemnity insurance policy covering liabilities arising from breaches of duty in the course of carrying on its regulated activities. The policy must provide a limit of indemnity of not less than the greater of HK$3.0 million or two times the company’s aggregate insurance brokerage income for the 12 consecutive months immediately preceding the commencement of the policy period, subject to a maximum of HK$75.0 million, and must include at least one automatic reinstatement.

(d)	Anti-money Laundering

According to the provisions of the Administrative Measures for Anti-money Laundering Agenda in Insurance Industry promulgated by the China Insurance Regulatory Commission on September 13, 2011 and effective on October 1, 2011, insurance brokerage companies and specialized insurance agency company shall, in the light of the real-name system for policies and according to the work principles that client materials are complete, transaction records are available for inspection and circulation of funds is regulated, effectively enhance the internal control level of anti-money laundering. Insurance brokerage companies and specialized insurance agency company shall establish an internal control system for anti-money laundering and prohibit funds which have an illegal source from investing into their equity. The senior management officers of insurance brokerage companies and specialized insurance agency company shall understand laws and regulations on anti-money laundering. In Hong Kong, pursuant to the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Cap. 615), the Insurance Ordinance (Cap. 41) and the Insurance Authority’s Guideline on Anti-Money Laundering and Counter-Terrorist Financing (GL3), licensed insurance broker companies carrying on regulated activities in respect of long term business shall establish and maintain adequate anti-money laundering and counter-terrorist financing systems and controls, and shall conduct customer due diligence, ongoing monitoring, record-keeping and suspicious transaction reporting in compliance with the applicable statutory and regulatory requirements.

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

According to the Circular of the National Financial Regulatory Administration on Matters Related to Strengthening and Improving the Regulation of Online Property Insurance Business issued by the National Financial Regulatory Administration on July 17, 2024, which came into effect on the same date, insurance intermediary institutions engaging in intermediary business related to online property insurance business shall meet the following criteria: (1) for professional insurance intermediary institutions, they should be national institutions; (2) they should have more than three years of experience in property insurance business operations; (3) they should have complete information systems for sales management, policy management, customer service, etc., with business process management that meets business needs, and the institutions themselves should meet the relevant requirements for traceability management of online property insurance business; and (4) other criteria stipulated by the National Financial Regulatory Administration.

According to the Measures for the Suitability Management of Products Provided by Financial Institutions issued by the National Financial Regulatory Administration on July 11, 2025 and became effective from February 1, 2026, financial institutions shall assume primary responsibility for the suitability management of the products they sell or trade in accordance with laws and regulations and by performing their duties with diligence and prudence, so as to ensure suitable products are provided through appropriate channels to suitable customers. Financial institutions are prohibited from engaging in the following conduct during the promotion, sales, or trading process: (1) making assessments in place of customers, giving improper suggestions, performing assessments after sales or trading, or otherwise influencing the authenticity or validity of assessment results; (2) including false or misleading content or material omissions when informing or providing risk reminders to customers, including but not limited to confusing products across deposit, wealth management, fund, trust, and insurance categories; guaranteeing principal and returns in violation of regulations; and exaggerating product returns or coverage scope; (3) actively promoting products with risk levels exceeding customers’ risk tolerance, or deceiving or misleading customers into purchasing or trading unsuitable products; (4) misleading or inducing customers into purchasing products through means such as performance manipulation or improper presentation; or (5) other violations of suitability requirements that harm customers’ lawful rights and interests. The above requirements shall also apply to insurance agency institutions and insurance brokers.

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

According to the Circular of the National Financial Regulatory Administration on Matters Related to Strengthening and Improving the Regulation of Online Property Insurance Business issued by the National Financial Regulatory Administration on July 17, 2024, which came into effect on the same date, insurance intermediary institutions engaging in intermediary business related to online property insurance business shall meet the following criteria: (1) for professional insurance intermediary institutions, they should be national institutions; (2) they should have more than three years of experience in property insurance business operations; (3) they should have complete information systems for sales management, policy management, customer service, etc., with business process management that meets business needs, and the institutions themselves should meet the relevant requirements for traceability management of online property insurance business; and (4) other criteria stipulated by the National Financial Regulatory Administration.

According to the Measures for the Suitability Management of Products Provided by Financial Institutions issued by the National Financial Regulatory Administration on July 11, 2025 and became effective from February 1, 2026, financial institutions shall assume primary responsibility for the suitability management of the products they sell or trade in accordance with laws and regulations and by performing their duties with diligence and prudence, so as to ensure suitable products are provided through appropriate channels to suitable customers. Financial institutions are prohibited from engaging in the following conduct during the promotion, sales, or trading process: (1) making assessments in place of customers, giving improper suggestions, performing assessments after sales or trading, or otherwise influencing the authenticity or validity of assessment results; (2) including false or misleading content or material omissions when informing or providing risk reminders to customers, including but not limited to confusing products across deposit, wealth management, fund, trust, and insurance categories; guaranteeing principal and returns in violation of regulations; and exaggerating product returns or coverage scope; (3) actively promoting products with risk levels exceeding customers’ risk tolerance, or deceiving or misleading customers into purchasing or trading unsuitable products; (4) misleading or inducing customers into purchasing products through means such as performance manipulation or improper presentation; or (5) other violations of suitability requirements that harm customers’ lawful rights and interests. The above requirements shall also apply to insurance agency institutions and insurance brokers.

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

According to the circular issued by the Insurance Authority of Hong Kong on September 1, 2025 regarding referral fees paid by licensed insurance broker companies to referrers in relation to participating policies, which became effective on October 1, 2025, licensed insurance broker companies are subject to regulatory expectations in respect of referral fee arrangements. Under such circular, a 50% benchmark level was established for referral fees paid by licensed insurance broker companies to referrers, beyond which enhanced disclosure and explanation may be required, and broker companies exceeding such benchmark may be subject to on-site inspections and off-site reviews of their corporate governance and internal controls. According to the practice note on remuneration structures of authorized insurers for licensed insurance intermediaries for participating policies issued by the Insurance Authority on July 30, 2025 and effective on January 1, 2026, for participating policies with regular premium payment terms, no more than 70% of the total commission payable may be paid upfront during the first policy year, and the remaining commission shall be spread over at least the subsequent five policy years or over the premium payment term, whichever is shorter. These regulatory developments may require us and our business partners to adjust our remuneration structures, compliance procedures, internal controls and business practices in Hong Kong.

Management of Insurance Sales

Pursuant to the Provisional Measures for Retrospective Administration of Insurance Sales Practices promulgated by the China Insurance Regulatory Commission on June 28, 2017 and implemented on November 1, 2017, retrospective administration of insurance sales practices means that insurance companies and insurance intermediaries record and retain the key links involved in the insurance sales process through collecting audio-visual materials and electronic data via audio and video recording or other technical means, so as to ensure that sales practices can be replayed, important information can be accessible and liabilities can be identifiable. When selling insurance products with natural persons as the insurance policyholder, insurance intermediaries shall carry out such retrospective administration of insurance sales practices, with the exception of group insurance products.

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

According to the Network Security Law of the PRC promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and effective on June 1, 2017, amended on October 28, 2025 and took effect from January 1, 2026, network service providers, in their business operation and provision of services, must observe laws and regulations and perform the obligation of ensuring network security, effectively respond to cybersecurity incidents, prevent illegal activities, and maintain the integrity, confidentiality and availability of network data.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer which became effective on September 1, 2022. The measures require that any data processor who processes or exports personal information exceeding a certain volume threshold pursuant to the measures shall, through the local cyberspace administration at the provincial level, apply for a security assessment by the CAC before transferring any personal information abroad. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks involved in the outbound data transfer. The security assessment of a cross-border data transfer shall focus on assessing the risks that may be brought about by the cross- border data transfer concerning national security, public interests, or the lawful rights and interests of individuals or organizations. In addition, on February 22, 2023, the Provision on the Standard Contract on Cross-border Transfer of Personal Information, or the “Provisions on Standard Contract”, were promulgated by the CAC, which took effect on June 1, 2023. The provisions on Standard Contract attach the Standard Contract for cross-border transfer of personal information that could be used to satisfy one of the conditions for cross-border transfer of personal information under Article 38 of the Personal Information Protection Law.

The CAC implemented the Regulations on Promoting and Regulating Cross-Border Data Flow, or the New Cross-Border Data Regulations on March 22, 2024. The New Cross-Border Data Regulations adjust the implementation of the data cross-border security assessment, standard contract administration on cross-border transfer of personal information, and personal information protection certification systems, which were previously issued by the Cyberspace Administration of China in the Measures for the Security Assessment of Data Cross-border Transfer and the Provision on the Standard Contract on Cross-border Transfer of Personal Information. According to Article 3 of the New Cross-Border Data Regulations, data collected and generated in activities such as international trade, cross-border transportation, academic cooperation, transnational production and manufacturing, and marketing, which is provided overseas and does not contain personal information or important data, is exempt from the declaration of data cross-border security assessment, the conclusion of a standard contract for personal information cross-border transfer, and the personal information protection certification. According to Article 7 of the New Cross-Border Data Regulations, data processors who provide data overseas and meet one of the following conditions should apply for data cross-border security assessment to the national cyberspace authority through the provincial cyberspace administration where they are located: (i) operators of critical information infrastructure provide personal information or important data overseas; or (ii) data processors other than operators of critical information infrastructure provide important data overseas, or have provided personal information of more than 1 million people (excluding sensitive personal information) or more than 10,000 people of sensitive personal information overseas since January 1 of the current year.

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

On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which took effect on May 1, 2021. The rules specify the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information.

Regulations on Artificial Intelligence

In August 2019, the Ministry of Science and Technology of the PRC issued the Guidelines for the Construction of the National New Generation Artificial Intelligence Innovation and Development Pilot Zone, which was amended on September 29, 2020 and came into effect on the same date. The guidelines aim to establish a conducive environment for the innovation and development of artificial intelligence, promote the establishment of artificial intelligence infrastructure, and enhance the conditional support for the innovation and development of artificial intelligence.

On March 11, 2021, the National People’s Congress of the PRC promulgated the Outline of the 14th Five-Year Plan (2021-2025) for the National Economic and Social Development and Vision 2035 of the People’s Republic of China. The outlines emphasize key focus areas including essential algorithms for artificial intelligence and sensors, and underscore the nurturing of emerging digital industries such as artificial intelligence.

On December 31, 2021, the Cyberspace Administration of China passed the Provisions for the Administration of Algorithmic Recommendations in Internet Information Services, which was released after being approved by the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market, and became effective on March 1, 2022. The provisions require providers of algorithmic recommendation services with public opinion attributes or social mobilization capabilities to fulfill algorithm filing and security assessment obligations, and to complete the filing within 10 working days after commencing services, which also mandate that algorithms adhere to mainstream value orientation and prohibit the design of algorithmic mechanisms that induce addiction or excessive consumption.

On November 25, 2022, the Cyberspace Administration of China passed the Administrative Provisions on Deep Synthesis of Internet Information Services, which was released after being approved by the Ministry of Industry and Information Technology and the Ministry of Public Security, and became effective on January 10, 2023. Pursuant to these provisions, deep synthesis service providers are required to fulfill their primary responsibilities for information security, establish and improve management systems for various aspects including user registration, algorithm mechanism review, scientific and technological ethics review, information release review, data security, personal information protection, combating telecom and online fraud, and emergency response, and implement secure and controllable technical support measures.

On July 10, 2023, the Cyberspace Administration of China and several governmental authorities promulgated the Interim Measures for the Administration of Generative Artificial Intelligence Services, which became effective on August 15, 2023. These measures outline compliance requirements for providers of generative AI services to the public within the territory of PRC. Providers are required to conduct data processing training activities in accordance with PRC laws and regulations and assume responsibility as producers of online content, as well as fulfill online information security obligations. Other requirements under these measures include the use of legitimate data sources, no infringement on others’ legitimate intellectual property rights, and obtaining consent for personal information usage. Violations may result in punishment specified under the PRC data and cybersecurity legal regime, including the PRC Cybersecurity Law, the PRC Data Security Law, the PRC Personal Information Protection Law, and the PRC Scientific and Technological Progress Law. In the absence of any specific provisions, violations may result in warnings, orders to correct, and orders to suspend the provision of services determined by competent governmental authorities.

On March 7, 2025, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the National Radio and Television Administration jointly issued the Measures for the Labeling of Artificial Intelligence Generated and Synthesized Content. This rule establishes a dual-track labeling system of “explicit labeling + implicit labeling” and assigns responsibilities to content generators, distributors, platform operators and users, while requiring (i) AI-generated synthetic content to be clearly labeled across various media formats to enhance transparency and mitigate misinformation risks, (ii) AI service providers to implement a labeling system, ensure compliance with national standards, and retain relevant usage logs for at least six months, and (iii) compliance with security assessments and algorithm filings.

On February 28, 2025, the State Administration for Market Regulation and the Standardization Administration of the PRC (SAC) promulgated the Cybersecurity technology — Labeling method for content generated by artificial intelligence (GB 45438-2025), which became effective on September 1, 2025. The standard sets forth technical implementation requirements for both explicit and implicit labeling across different content types. For explicit labeling, it specifies technical parameters including labeling elements, placement, size, and duration for content types such as text, images, audio, video, and virtual scenes. For implicit labeling, it prescribes metadata field formats embedded in files, including generation label, service provider code, and content number.

On April 25, 2025, the State Administration for Market Regulation and the National Standardization Administration Committee issued the Cybersecurity technology — Basic security requirements for generative artificial intelligence service (GB/T 45654-2025), which became effective on November 1, 2025. This national standard stipulates the basic safety requirements for generative artificial intelligence, including requirements for training data security, model security and security measures, and provides reference for relevant competent authorities and third-party evaluation institutions. Service providers should establish a management mechanism to organize and conduct a security assessment on their own after significant model updates or upgrades. Service providers are also required to assess whether these services are suitable for minors.

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

Patents

Pursuant to the Patent Law of the PRC promulgated by the Standing Committee of the National People’s Congress and most recently amended on October 17, 2020 and took effect from June 1, 2021 and the Implementation Rules for the Patent Law of the PRC, which was promulgated by the State Council and last amended on December 11, 2023 and came into effect on January 20, 2024, patents are categorized into invention, utility model and appearance design. Invention refers to new technical solutions for a product, method or its improvement; utility model refers to new technical solutions for the shape, structure or the combination of both shape and structure of a product, which is applicable for practical use; appearance design refers to new designs of the shape, pattern or the combination of shape and pattern, or the combination of the color, the shape and pattern of a product with esthetic feeling and industrial application value. The patent right period for invention is 20 years from the date of application, the patent right period for utility model is ten years from the date of application and the patent right period for appearance design is fifteen years from the date of application. The Patent Law of the PRC and its Implementation Rules stipulate that a patentee’s patent right entitlement is protected by law.

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

Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC last amended on December 25, 2024, effective on January 1, 2026 and their implementation rules promulgated by the Ministry of Finance, last amended on December 25, 2025 and took effect on January 1, 2026, tax payers engaging in sale of goods, provision of processing services, repairs and replacement services, sales of services, intangible assets or real property, or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT.

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

However, our PRC legal counsel has also advised us that there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to insurance brokerage, insurance agent and the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operations.”

D.	Property, Plants and Equipment

Our corporate headquarter is located in Shenzhen, China. We lease office spaces in Shenzhen, Hefei, Chengdu, Beijing, Shanghai, Guangzhou, Tianjin, Nanjing, Suzhou, Zhengzhou, Xi’an, Hangzhou, Wuhan, Quanzhou, Nanchang, Huhehaote, Changchun, Shijiazhuang, Qingdao, Hong Kong, Singapore and Vietnam from unrelated third parties under operating lease agreements, and we do not hold any facilities of our own. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company-specific factors, including the following major factors:

Offering of a Distinguishable and Popular Insurance Product Mix

We primarily generate revenues from earning brokerage income by distributing insurance products underwritten by our insurer partners. We currently distribute two major categories of insurance products on our platform: (i) life and health insurance products, including life insurance products, annuity insurance products, long-term health insurance products, long-term medical insurance products and short-term health insurance products; and (ii) property & casualty insurance products, including travel insurance products, individual casualty insurance products and corporate insurance products. Between the two categories, life and health insurance products accounted for 93.2%, 92.1% and 92.9% of the GWP we facilitated in 2023, 2024 and 2025, respectively.

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

We believe that with the rising insurance awareness in China, insurance clients favor customized insurance products that cater to their personalized protection needs. To address such needs, we cooperate with our insurer partners to design and develop tailor-made insurance products.

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

Relationship with Our Insurer Partners

As of December 31, 2025, we had contracts in effect with 158 insurer partners, including 89 life and health insurance companies and 69 property & casualty insurance companies. We cooperate with our insurer partners to offer their standard insurance products or to design and develop tailor-made insurance products. We need to keep the growth of our business, brand influence and risk management capabilities so as to strengthen the cooperation with our existing insurer partners while attracting more insurance companies to build cooperative relationships with us. Our growth will also allow us to hold stronger bargaining power and be able to negotiate favorable terms in our business cooperation with insurer partners. We plan to further diversify and expand the number of insurer partners we work with to manage any potential concentration risk. Our five largest insurer partners in terms of operating revenue contribution aggregately accounted for 57.4%, 33.0% and 35.5% of our total operating revenue in 2023, 2024 an 2025, respectively. We plan to adjust the structure of insurer partners we work with to an extent that is suitable for our long-term growth, while exposes us to limited concentration risk.

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

Key Operating Metrics

We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The principal operating metrics we consider are set forth in the table below:

	2023	2024	2025
GWP facilitated (million RMB)	5,800.9	6,158.6	7,427.1
First year premiums (million RMB)	2,621.7	3,421.0	4,630.8
Renewal premiums (million RMB)	3,179.2	2,737.6	2,796.2

Key Components of Our Results of Operations Revenues

Our revenues are derived from providing insurance brokerage services to our insurer partners, and are comprised of brokerage income and other income. The following table sets forth the components of our revenues by amounts and percentages of our total operating revenue for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenue:
Life and health insurance business	1,043,497	87.2	1,056,981	84.6	1,377,768	197,018	87.1
Property & casualty insurance business	101,036	8.5	136,846	11.0	145,779	20,846	9.2

Brokerage income	1,144,533	95.7	1,193,827	95.6	1,523,547	217,864	96.3
Other income	51,019	4.3	55,087	4.4	58,693	8,393	3.7

Total operating revenue	1,195,552	100.0	1,248,914	100.0	1,582,240	226,257	100.0

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

Commission fees earned from life and health insurance products have been our primary source of revenues in recent years. Commission fees earned from life and health insurance products accounted for 91.2%, 88.5% and 90.4% of our total brokerage income in 2023, 2024 and 2025, respectively. As we plan to enhance our focus on life and health insurance products, particularly whole life insurance products and annuity insurance products and further improve our product design capabilities, we expect life and health insurance products to continue to be a major contributor to our revenues.

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

The following table presents operating revenue by geographic location by amounts and percentages of our total operating revenue for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenue:
Mainland China	1,173,322	98.1	1,009,140	80.8	811,295	116,014	51.3
Hong Kong	20,587	1.7	235,191	18.8	755,200	107,992	47.7
Others	1,643	0.1	4,583	0.4	15,745	2,251	1.0

Total operating revenue	1,195,552	100.0	1,248,914	100.0	1,582,240	226,257	100.0

The increase in revenue from Hong Kong during 2025 was primarily attributed to a strong surge in customer demand throughout the year. While the Hong Kong segment provided a notable contribution to our 2025 revenue mix, mainland China remains our primary market and foundational base for long-term operations.

Operating Costs and Expenses

Operating costs and expenses consist primarily of cost of revenue, selling expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total operating cost and expenses for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Cost of revenue	(729,068)	(63.7)	(855,496)	(67.4)	(1,153,880)	(165,003)	(73.2)
Cost of other income	(19,938)	(1.7)	(12,790)	(1.0)	(6,387)	(913)	(0.4)

Selling expenses	(204,261)	(17.8)	(192,425)	(15.2)	(220,285)	(31,500)	(14.0)
General and administrative expenses	(119,404)	(10.5)	(146,769)	(11.6)	(136,346)	(19,497)	(8.7)
Research and development expenses	(71,842)	(6.3)	(62,391)	(4.9)	(58,688)	(8,392)	(3.7)

Total operating costs and expenses	(1,144,513)	(100.0)	(1,269,871)	(100.0)	(1,575,586)	(225,305)	(100.0)

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share and per share data)
Operating revenue:
Brokerage income	1,144,533	95.7	1,193,827	95.6	1,523,547	217,864	96.3
Other income	51,019	4.3	55,087	4.4	58,693	8,393	3.7

Total operating revenue	1,195,552	100.0	1,248,914	100.0	1,582,240	226,257	100.0

Operating costs and expenses:
Cost of revenue(1)	(729,068)	(61.0)	(855,496)	(68.5)	(1,153,880)	(165,003)	(72.9)
Cost of other income	(19,938)	(1.7)	(12,790)	(1.0)	(6,387)	(913)	(0.4)

Selling expenses(1)	(204,261)	(17.0)	(192,425)	(15.4)	(220,285)	(31,500)	(13.9)
General and administrative expenses(1)	(119,404)	(10.0)	(146,769)	(11.8)	(136,346)	(19,497)	(8.6)
Research and development expenses(1)	(71,842)	(6.0)	(62,391)	(5.0)	(58,688)	(8,392)	(3.8)

Total operating costs and expenses	(1,144,513)	(95.7)	(1,269,871)	(101.7)	(1,575,586)	(225,305)	(99.6)

Operating income/(loss)	51,039	4.3	(20,957)	(1.7)	6,654	952	0.4
Other income/(expenses):
Interest income	2,789	0.2	4,139	0.3	4,047	579	0.3
Unrealized exchange loss	(436)	(0.0)	(684)	(0.1)	(927)	(133)	(0.1)
Investment loss	(1,656)	(0.1)	(511)	(0.0)	(328)	(47)	(0.0)
Others, net	18,401	1.5	17,179	1.4	1,326	189	0.1
Profit/(loss) before income tax, and share of income of equity method investee	70,137	5.9	(834)	(0.1)	10,772	1,540	0.7
Income tax expense	—	—	(135)	(0.0)	(7,194)	(1,029)	(0.5)
Share of income/(loss) of equity method investee	417	0.0	1,535	0.1	(40)	(6)	(0.0)
Net profit	70,554	5.9	566	0.0	3,538	505	0.2

Note:

(1)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue	(7)	(9)	30	4
Selling expenses	286	565	270	39
General and administrative expenses	1,997	8,437	18,143	2,594
Research and development expenses	(167)	28	74	11

Total	2,109	9,021	18,517	2,648

Year ended December 31, 2025 compared to year ended December 31, 2024

Operating Revenue

Our total operating revenue increased by 26.7% from RMB1,248.9 million in 2024 to RMB1,582.2 million (US$226.3 million) in 2025, driven by the increase in our brokerage income from RMB1,193.8 million in 2024 to RMB1,523.5 million in 2025. The increase of brokerage income was primarily due to the increase in first year premiums facilitated through our platform from RMB3,421.0 million in 2024 to RMB4,630.8 million in 2025.

Operating cost and expenses

Our total operating cost and expenses increased by 24.1% from RMB1,269.9 million in 2024 to RMB1,575.6 million (US$225.3 million) in 2025. This increase was primarily due to an increase in cost of revenue from RMB855.5 million in 2024 to RMB1,153.9 million in 2025.

Cost of revenue. Our cost of revenue increased by 34.9% from RMB855.5 million in 2024 to RMB1,153.9 million (US$165.0 million) in 2025, primarily attributable to an increase in channel expenses as a result of the increase in first year premiums facilitated.

Cost of other income. Our cost of other income decreased by 50.1% from RMB12.8 million in 2024 to RMB6.4 million (US$0.9 million) in 2025, primarily attributable to the decreases in the project expenses relating to the technology services we provided to our insurer partners and rental and utilities expenses.

Selling expenses. Our selling expenses increased by 14.5% from RMB192.4 million in 2024 to RMB220.3 million (US$31.5 million) in 2025, accounting for 15.4% and 13.9% of the total operating revenue for the respective years. The increase in the selling expenses was primarily attributable to an increase in employee compensation.

General and administrative expenses. Our general and administrative expenses decreased by 7.1% from RMB146.8 million in 2024 to RMB136.3 million (US$19.5 million) in 2025, accounting for 11.8% and 8.6% of the total operating revenue of the respective years. The decrease was partly related to a decrease in rental and utilities expenses.

Research and development expenses. Our research and development expenses decreased by 5.9% from RMB62.4 million in 2024 to RMB58.7 million (US$8.4 million) in 2025, accounting for 5.0% and 3.8% of the total operating revenue for the respective period. The decrease was primarily attributable to a decrease in rental and utilities expenses.

Operating profit

As a result of the foregoing, we recorded an operating profit of RMB6.7 million (US$1.0 million) in 2025, as compared to an operating loss of RMB21.0 million in 2024.

Other income

We recorded other income of RMB58.7 million (US$8.4 million) in 2025, compared to RMB55.1 million in 2024. This increase was primarily due to the increase in marketing service fees we received from our insurer partners.

Net profit

As a result of the foregoing, we recorded a net profit of RMB3.5 million (US$0.5 million) in 2025, compared to a net profit of RMB0.6 million in 2024.

Year ended December 31, 2024 compared to year ended December 31, 2023

Operating Revenue

Our total operating revenue increased by 4.5% from RMB1,195.6 million in 2023 to RMB1,248.9 million in 2024, driven by the increase in our brokerage income from RMB1,144.5 million in 2023 to RMB1,193.8 million in 2024. The increase of brokerage income was primarily due to the increase in first year premiums facilitated through our platform from RMB2,621.7 million in 2023 to RMB3,421.0 million in 2024.

Operating cost and expenses

Our total operating cost and expenses increased by 11% from RMB1,144.5 million in 2023 to RMB1,269.9 million in 2024. This increase was primarily due to an increase in cost of revenue from RMB729.1 million in 2023 to RMB855.5 million in 2024.

Cost of revenue. Our cost of revenue increased by 17.3% from RMB729.1 million in 2023 to RMB855.5 million in 2024, primarily attributable to an increase in channel expenses as a result of the increase in first year premiums facilitated.

Cost of other income. Our cost of other income decreased by 35.9% from RMB19.9 million in 2023 to RMB12.8 million in 2024, primarily attributable to the decreases in the project expenses relating to the technology services we provided to our insurer partners and rental and utilities expenses.

Selling expenses. Our selling expenses decreased by 5.8% from RMB204.3 million in 2023 to RMB192.4 million in 2024, accounting for 17.1% and 15.4% of the total operating revenue for the respective years. The decrease in the selling expenses was primarily attributable to decreases in salaries and employment benefits and rental and utilities expenses.

General and administrative expenses. Our general and administrative expenses increased by 22.9% from RMB119.4 million in 2023 to RMB146.8 million in 2024, accounting for 10.0% and 11.8% of the total operating revenue of the respective years. The increase was partly related to an increase in rental and utilities expenses.

Research and development expenses. Our research and development expenses decreased by 13.2% from RMB71.8 million in 2023 to RMB62.4 million in 2024, accounting for 6.3% and 4.9% of the total operating revenue for the respective period. The decrease was primarily attributable to a decrease in rental and utilities expenses.

Operating profit

As a result of the foregoing, we recorded an operating loss of RMB21.0 million in 2024, as compared to an operating profit of RMB51.0 million in 2023.

Other income

We recorded other income of RMB55.1 million in 2024, compared to RMB51.0 million in 2023. This increase was primarily due to the increase in marketing service fees we received from our insurer partners.

Net profit

As a result of the foregoing, we recorded a net profit of RMB0.6 million in 2024, compared to a net profit of RMB70.6 million in 2023.

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

Hong Kong

Our subsidiary incorporated in Hong Kong, Hong Kong Smart Choice Ventures Limited, is subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. We incurred tax expense of nil, RMB0.3 million and RMB7.1 million in 2023, 2024 and 2025, respectively.

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

Recently issued accounting pronouncements

For a summary of recently issued accounting pronouncements, see Note 2(ff) to the consolidated financial statements of our company pursuant to Item 17 of Part III of this annual report.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	137,351	(18,926)	17,875	2,555
Net cash (used in) investing activities	(61,023)	(3,242)	(11,922)	(1,705)
Net cash (used in)/provided by financing activities	(133,555)	23,212	4,118	588
Effect of exchange rate changes on cash and cash equivalents	2,914	2,152	(3,057)	(434)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(54,313)	3,196	7,014	1,004

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents and restricted cash at beginning of the year	376,085	321,772	324,968	46,740
Cash and cash equivalents and restricted cash at end of the year	321,772	324,968	331,982	47,474

To date, we have financed our operating and investing activities through cash generated from our operations and from historical financing activities. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months.

Cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash. As of December 31,2023, 2024 and 2025, our cash and cash equivalents were RMB249.3 million, RMB233.2 million and RMB250.8 million (US$35.9 million) respectively.

Restricted cash. Our restricted cash was RMB72.0 million, RMB91.6 million and RMB81.2 million (US$11.6 million) as of December 31, 2023, 2024 and 2025, respectively. Our restricted cash consists of (i) unremitted net insurance premiums, (ii) pledged deposit and (iii) guarantee deposit. In our capacity as an insurance intermediary, we collect premiums from our insurance clients and remit the premiums to the insurer partner who underwrites the respective insurance product. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by us, and we report the amount of such unremitted net insurance premiums as restricted cash. Unremitted net insurance premiums were RMB42.1 million, RMB61.7 million and RMB51.1 million (US$7.3 million) as of December 31, 2023, 2024 and 2025 respectively. During the year ended December 31, 2022, Hong Kong Smart Choice Ventures Limited, one of our subsidiaries, provided security for the loan of Shenzhen Huize Shidai Technology Co., Ltd., another subsidiary of our, in the form of pledged deposits with a total amount of RMB43.5 million, which was transferred to cash and cash equivalents during the year ended December 31, 2023 as a result of the repayment of the loan by Shenzhen Huize Shidai Technology Co., Ltd. We pay guarantee deposit required by CBIRC in order to protect insurance premium appropriation by insurance broker. The amount of guarantee deposit was RMB29.9 million, RMB29.9 million and RMB29.7 million (US$4.2 million) as of December 31, 2023, 2024 and 2025, respectively.

Accounts receivable. Our accounts receivable was RMB178.3 million, RMB157.1 million and RMB172.5 million (US$24.7 million) as of December 31, 2023, 2024 and 2025, respectively. Accounts receivable primarily consists of commission fee receivable.

Account payable. Our account payable primarily consists of service fees to be paid to our user traffic channels. Our accounts payable were RMB211.9 million, RMB202.1 million and RMB195.0 million (US$27.9 million) as of December 31, 2023, 2024 and 2025, respectively. The decrease was primarily due to a decrease of service fees to be paid to our user traffic channels.

Insurance premium payables. Our insurance premium payables was RMB37.5 million, RMB56.0 million and RMB41.3 million (US$5.9 million) as of December 31, 2023, 2024 and 2025, respectively. Our insurance premium payables primarily consist of insurance premiums collected on behalf of our insurer partners but not yet remitted as of the balance sheet dates.

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

As of December 31, 2025, 76.0% of our cash and cash equivalents and restricted cash were held in China, and 75.8% were held by the VIE and denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our offerings to make loans to our WFOE and VIE or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Operating Activities

Net cash provided by operating activities in 2025 was RMB17.9 million (US$2.6 million), primarily attributable to (i) a net profit of RMB3.5 million (US$0.5 million), (ii) main adjustments of share-based compensation expense of RMB18.5 million (US$2.6 million) and depreciation and amortization RMB13.8 million (US$2.0 million), and (iii) an increase in payroll and welfare payable of RMB21.7 million (US$3.1 million), partially offset by an increase in contract assets of RMB34.2 million (US$4.9 million).

Net cash used in operating activities in 2024 was RMB18.8 million, primarily attributable to (i) a net profit of RMB0.6 million, (ii) main adjustments of amortization of right-of-use assets of RMB24.8 million and depreciation and amortization RMB11.5 million, and (iii) an increase in contract assets of RMB46.8 million, partially offset by an increase in accounts receivable of RMB20.7 million.

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

Investing Activities

Net cash used in investing activities in 2025 was RMB11.9 million (US$1.7 million), primarily due to purchase of long-term investment of RMB16.7 million (US$2.4 million) and purchase of property, equipment and intangible assets of RMB8.2 million (US$1.2 million), which is partially offset by proceeds from capital reduction of equity investees of RMB16.9 million (US$2.4 million) .

Net cash used in investing activities in 2024 was RMB1.5 million, primarily due to advances to third parties of RMB12.6 million, which is partially offset by a distribution from equity investees of RMB11.4 million.

Net cash used in investing activities in 2023 was RMB61.0 million, primarily due to purchase of property, equipment and intangible assets of RMB30.5 million and advance to a third party of RMB23.0 million.

Financing Activities

Net cash provided by financing activities in 2025 was RMB4.1 million (US$0.6 million), primarily due to proceeds from borrowings of RMB120.0 million (US$17.2 million), partially offset by repayments of borrowings of RMB110.0 million (US$15.7 million).

Net cash provided by financing activities in 2024 was RMB21.3 million, primarily due to proceeds from borrowings of RMB50.0 million, partially offset by repayments of borrowings of RMB32.3 million.

Net cash used in financing activities in 2023 was RMB133.6 million, primarily due to repayments of borrowings of RMB161.5 million, partially offset by proceeds from borrowings of RMB37.0 million.

Capital Expenditures

Our capital expenditures primarily consist of purchases of buildings, computers, office equipment and software. Our capital expenditures were RMB30.5 million, RMB4.3 million and RMB8.2 million (US$1.2 million) in 2023, 2024 and 2025, respectively.

Material Cash Requirements

Our material cash requirements as of December 31, 2025, and any subsequent interim period primarily include our capital expenditures, operating lease obligations, investment commitments, short-term and long-term borrowings.

We will continue to make capital expenditures to meet the expected growth of our business. We do not have material contractual obligations relating to our future capital expenditures.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our office lease agreements in China. The following table sets forth our contractual obligations as of December 31, 2025:

Payment Due by Period As of December 31, 2025 RMB
Operating Lease Obligations
Within one year (including one year)	18,532
One to three years (including three years)	15,551

Total	34,083

We did not have material investment commitments as of December 31, 2025.

Short-term and long-term borrowings represent bank borrowings. As of December 31, 2025, we had a total of RMB60.0 million bank borrowings, of which RMB53.0 million of our bank borrowings will mature in 2026 and RMB7.0 million of our bank borrowings will mature in 2027.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Ongoing reassessment of the estimated constrained values: We continue to reassess the estimated constrained values at the end of each reporting period on a semi-annual basis, including continuing to review and evaluate the reasonableness of the applied assumptions by comparing the original estimated constrained values with the actual renewal commissions collected to monitor and determine whether any changes to the assumptions are needed.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Cunjun Ma	54	Chairman of the Board of Directors and Chief Executive Officer
Xuchun Luo	57	Director and Vice President
Bin Wei	56	Independent Director
Jun Ge	53	Independent Director
Ronald Tam	44	Co-Chief Financial Officer
Minghan Xiao	52	Co-Chief Financial Officer
Hong Zhu	43	General Counsel

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

Mr. Bin Wei has served as our independent director since February 2020. Mr. Wei has over 26 years of accounting and finance related experience. Mr. Wei has served as an asset management partner of CDH Investments Management (Hong Kong) Limited since April 2019. Prior to that, he served as a partner at Hillhouse Capital Group from April 2018 to March 2019. Prior to that, Mr. Wei worked in China Resources (Holdings) Co., Ltd. for 16 years from 2001 to 2017 in his capacities as director of finance, chief accountant and chief financial officer. From 1996 to 2001, Mr. Wei worked as the head of the accounting department in Nanguang (Group) Co., Ltd. Prior to that, Mr. Wei worked in the Audit Office of the Ministry of Foreign Trade and Economic Cooperation as a civil servant from 1992 to 1996. Mr. Wei currently serves as an independent non-executive director of Sinohealth Holdings Limited (HKSE: 02361). Mr. Wei has become qualified as a Chinese CPA since 1993, a Senior Auditor in China since 2003 and a Senior Accountant in China since 2003. Mr. Wei obtained his bachelor’s degree in auditing from Zhongnan University of Finance and Economics in 1992, and his master’s degree in Finance from Jinan University in 2001.

Mr. Jun Ge has served as our independent director since February 2020. Mr. Ge started his career as the engineer at Shanghai Research Institute of Building Sciences in 1993 and worked there for three years. From 1996 to 2015, He worked at China Europe International Business School as the administrative manager, deputy director of the corporate and public affairs department, director of the president office, the secretary general of foundation and the assistant president. Subsequently, he acted as the president of Pudong Innovation Institute and joined Shanghai Advanced Institute of Finance, Shanghai Jiao Tong University as an associate dean in 2017. He also served as the executive director of China Institute for Innovation and Development Strategy from 2018 to 2022. Currently, Mr. Ge is President of the Hong Kong Academy of Industry and Innovation. Mr. Ge has been an independent non-executive director of China Mengniu Dairy Co., Ltd. (HKSE: 2319) since December 2021, an independent director of Shenzhen Aisidi Co., Ltd. (SZSE: 002416) since October 2022, an independent non-executive director of Zhejiang Sanhua Intelligent Controls Co., Ltd.(HKSE: 2050, SZSE: 002050) since June 2025, and an independent non-executive director of Shaw Brothers Holdings Limited (HKSE: 0953) since June 2025. From August 2024 to October 2025, Mr. Ge was an independent director of Helport AI Limited (Nasdaq: HPAI). Mr. Ge’s academic expertise includes corporate governance, corporate stakeholder relations, innovation mechanism evaluation and economic development sustainability. Mr. Ge obtained his bachelor’s degree in chemistry from Xiamen University in 1993.

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

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB13.2 million (US$1.8 million) in cash to our executive officers, and paid RMB1.3 million (US$0.2 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our WFOE, the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The following table summarizes, as of February 28, 2026, the number of common shares underlying the options and restricted shares that we granted to our directors and executive officers under the Global Plan and the Third Amended and Restated 2019 Plan.

Name	Common Shares Underlying Options and Restricted Shares	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Cunjun Ma	Options: 7,556,701	0.0024	June 30, 2019	June 30, 2029
	Restricted Shares: 14,229,183	0	June 30, 2019
	Options: 3,911,945	0.0024	September 8, 2021	September 8, 2031
	Options: 20,660,000	0.0024	March 14, 2023	March 14, 2033
	Options: 104,704,800	0.0024	April 22, 2024	April 22, 2034

Xuchun Luo	Options: 802,803	0.0024	June 30, 2019	June 30, 2029
	Restricted Shares: 4,054,612	0	June 30, 2019
	Options: 1,600,000	0.0024	September 8, 2021	September 8, 2031
	Options: 2,200,000	0.0024	March 14, 2023	March 14, 2033
	Options: 5,200,000	0.0024	April 22, 2024	April 22, 2034

Minghan Xiao	Options: 842,101	0.0024	June 30, 2019	June 30, 2029
	Restricted Shares: 2,335,613	0	June 30, 2019
	Options: 16,000,000	0.0024	September 8, 2021	September 8, 2031
	Options: 2,200,000	0.0024	March 14, 2023	March 14, 2033
	Options: 5,200,000	0.0024	April 22, 2024	April 22, 2034

Ronald Tam	Options: 1,280,000	0.0024	March 9, 2021	June 30, 2029
	Restricted Shares: 320,000	0	March 9, 2021
	Options: 1,800,000	0.0024	March 14, 2023	March 14, 2033
	Options: 4,200,000	0.0024	April 22, 2024	April 22, 2034

Hong Zhu	Options: 96,366	0.0024	June 30, 2019	June 30, 2029
	Restricted Shares: 436,305	0	June 30, 2019
	Options: 640,000	0.0024	September 8, 2021	September 8, 2031
	Options: 600,000	0.0024	March 14, 2023	March 14, 2033
	Options: 3,600,000	0.0024	April 22, 2024	April 22, 2034
	Options: 1,180,568	0.0024	September 28, 2025	September 28, 2035

Other employees	Options: 2,065,604	0.0024	June 30, 2019	June 30, 2029
	Restricted Shares: 1,650,505	0	August 19, 2019
	Options: 2,840,000	0.0024	September 8, 2021	September 8, 2031
	Options: 2,200,000	0.0024	March 14, 2023	March 14, 2033
	Options: 8,400,000	0.0024	April 22, 2024	April 22, 2034
	Options: 4,080,000	0.0024	September 28, 2025	September 28, 2035

As of February 28, 2026, our employees, other than our directors and executive officers, held options to purchase 2,065,604 Class A common shares, with exercise price of US$0.0024 per share, under the Global Plan, and options to purchase 17,520,000 Class A common shares, with exercise price of US$0.0024 per share, under the Third Amended and Restated 2019 Plan.

C.	Board Practices

Our board of directors consists of four directors. A director is not required to hold any shares in our company by way of qualification. A director who, to his or her knowledge, is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with our company is required to declare the nature of his or her interest at a meeting of our directors at which the question of entering into the contract or arrangement is first considered. Subject to any separate requirement for audit committee approval, the Nasdaq Global Market rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or arrangement or proposed contract or arrangement notwithstanding that the director may be interested therein, and if the director does so his or her vote shall be counted and the director shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Bin Wei and Jun Ge. Bin Wei is the chairman of our audit committee. We have determined that each of Bin Wei and Jun Ge satisfies the “independence” requirements of Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Bin Wei qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Bin Wei and Jun Ge. Jun Ge is the chairman of our compensation committee. We have determined that each of Bin Wei and Jun Ge satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Cunjun Ma, Bin Wei and Jun Ge. Cunjun Ma is the chairperson of our nominating and corporate governance committee. Each of Bin Wei and Jun Ge satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

As of December 31, 2023, 2024 and 2025, we had 1,113, 827 and 853 employees. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

	As of December 31, 2025
Functions:	Number	% of Total
Insurance consulting	236	27.7
Sales, marketing and training	287	33.7
Client service	113	13.2
Product management	31	3.6
Research and technology	104	12.2
General and administrative	82	9.6

Total	853	100.0

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares on an as-converted basis as of February 28, 2026, by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 1,010,607,623 common shares issued and outstanding as of February 28, 2026, including (i) 860,016,416 Class A common shares (excluding 151,869,900 Class A common shares reserved for issuance under our Global Plan and 2019 Plan, and 50,414,900 Class A common shares in the form of ADSs that we repurchased under our share repurchase program); and (ii) 150,591,207 Class B common shares.

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

	Common shares Beneficially Owned
	Class A Common Shares	Class B Common Shares	% of Total Common Shares	% of Aggregate Voting Power†
Directors and Executive Officers*:
Cunjun Ma(1)	195,453,734	150,591,207	30.9	76.0
Xuchun Luo(2)	23,701,415	—	2.3	0.8
Bin Wei	—	—	—	—
Jun Ge	—	—	—	—
Minghan Xiao(3)	13,157,714	—	1.3	0.4
Ronald Tam(4)	6,550,000	—	0.6	0.2
Hong Zhu(5)	4,725,702	—	0.5	0.2
All Directors and Executive Officers as a Group	243,588,565	150,591,207	34.3	76.8
Principal Shareholders:
Huidz Holding Limited(1)	—	150,591,207	14.9	72.4

	Common shares Beneficially Owned
	Class A Common Shares	Class B Common Shares	% of Total Common Shares	% of Aggregate Voting Power†
Crov Global Holding Limited(6)	155,928,400	—	15.4	5.0
Wande Weirong Limited(7)	97,125,400	—	9.6	3.1
CDF Capital Insurtech Limited(8)	80,991,300	—	8.0	2.6

*

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

(1)

Represents (i) 110,657,246 Class A common shares issuable to Mr. Cunjun Ma upon exercise of options within 60 days after February 28, 2026; (ii) 10,020,000 Class A common shares in the form of ADSs held by Mr. Cunjun Ma; (iii) 150,591,207 Class B common shares held by Huidz Holding Limited, a company incorporated in British Virgin Islands that is ultimately controlled by QYRT Family Trust, a trust established under the laws of the British Virgin Islands and managed by HSBC International Trustee Limited as the trustee. Mr. Cunjun Ma is the settlor of the trust and his family member(s) are the trust’s beneficiaries. Mr. Cunjun Ma also has sole voting power to 74,776,488 Class A common shares held by other shareholders of our company, including Wande Weirong Limited, CDF Capital Insurtech Limited, Bodyguard Holding Limited, Tian Jin Kun Zhi Enterprise Management Limited, Kaola Technology Limited, Jumi Holding Limited and One Mind Holding Limited.

(2)

Represents (i) 8,502,803 Class A common shares issuable to Ms. Xuchun Luo upon exercise of options within 60 days after February 28, 2026; (ii) 13,977,772 Class A common shares held by Ms. Xuchun Luo; (iii) 1,026,220 Class A common shares in the form of ADSs held by Ms. Xuchun Luo; (iv) 194,620 Class A common shares held by Bodyguard Holding Limited, a company incorporated in British Virgin Islands and our ESOP platform. The restricted shares are granted to certain directors, management and key employees of our company who are shareholders of Bodyguard Holding Limited. The voting power of all Class A common shares held by Bodyguard Holding Limited has been delegated to Mr. Cunjun Ma. The registered address of Bodyguard Holding Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(3)

Represents (i) 8,542,101 Class A common shares issuable to Mr. Minghan Xiao upon exercise of options within 60 days after February 28, 2026; (ii) 1,080,000 Class A common shares in the form of ADSs held by Mr. Minghan Xiao; and (iii) 3,535,613 Class A common shares held by Bodyguard Holding Limited, a company incorporated in British Virgin Islands and our ESOP platform.

(4)	Represents (i) 6,230,000 Class A common shares issuable to Mr. Ronald Tam upon exercise of options within 60 days after February 28, 2026 and (ii) 320,000 Class A common shares held by Mr. Ronald Tam.
(5)

Represents (i) 4,183,937 Class A common shares issuable to Ms. Hong Zhu upon exercise of options within 60 days after February 28, 2026; and (ii) 541,765 Class A common shares held by Bodyguard Holding Limited, a company incorporated in British Virgin Islands and our ESOP platform.

(6)

Based on the statement on Schedule 13G/A filed on February 9, 2023, represents (i) 23,999,260 Class A common shares in the form of ADSs and (ii) 131,929,140 Class A common shares, held by Crov Global Holding Limited, a company incorporated in the British Virgin Islands. Crov Global Holding Limited is wholly owned by Made-in-China.com LIMITED, which in turn is wholly owned by Focus Technology Co., Ltd., a company with its securities listed on Shenzhen Stock Exchange (stock code: 002315). Mr. Jinhua Shen is the controlling shareholder and chairperson of Focus Technology Co., Ltd. The registered address of Crov Global Holding Limited is Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416 Road Town, Tortola, British Virgin Islands.

(7)

Based on the statement on Schedule 13G/A filed on February 8, 2024, and information provided by Wande Weirong Limited, represents 97,125,400 Class A common shares in the form of ADSs held by Wande Weirong Limited, a company incorporated in the British Virgin Islands. Wande Weirong Limited is wholly owned by Jiaxing Weirong Investment Management Partnership (Limited Partnership), whose general partner is Wanrong Times Asset Management (Xuzhou) Co., Ltd. Beijing Wanrong Times Capital Management Co., Ltd. is the controlling shareholder of Wanrong Times Asset Management (Xuzhou) Co., Ltd. Mr. Jun Xiong is the controlling shareholder of Beijing Wanrong Times Capital Management Co., Ltd. Mr. Jun Xiong disclaims beneficial ownership of the shares held by Wande Weirong Limited, except to the extent of his pecuniary interests therein. The registered address of Wande Weirong Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. Wande Weirong Limited has, pursuant to certain irrevocable proxy and power of attorney, delegated the voting power of 5,565,380 Class A common shares to Mr. Cunjun Ma, our chairman and chief executive officer.

(8)

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

To our knowledge, as of February 28, 2026, 771,199,580 of our common shares were held by one record holder in the United States, which was Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Transactions with Related Parties

For the years ended December 31, 2023, 2024 and 2025, Xiaoke Huixuan (Shenzhen) Technology Co., Ltd., a company that we have significant influence on, provided technology services to our company. As of December 31, 2025, we had no service fee due to Xiaoke Huixuan (Shenzhen) Technology Co., Ltd.

For the year ended December 31, 2023, 2024 and 2025, Huibao Huipei (Shenzhen) Technology Co., Ltd, a company that we have significant influence over, provided user traffic channels service to our company. As of December 31, 2025, we had no service fee due to Huibao Huipei (Shenzhen) Technology Co., Ltd.

For the year ended December 31, 2025, an insurance brokerage company that we have significant influence over, provided user traffic channels service to our company. As of December 31, 2025, we had service fee due to such related party of RMB20,415 thousand (US$2,920 thousand).

As of December 31, 2025, we had RMB4,315 thousand (US$617 thousand) due from related parties, which represented the advance miscellaneous fees of RMB874 thousand (US$125 thousand) for shareholders, the receivable for service provided of RMB635 thousand (US$91 thousand) for Huibao Huipei (Shenzhen) Technology Co., Ltd, a company that we have significant influence over, and the receivable for service provided of RMB2,806 thousand (US$401 thousand) for an insurance brokerage company that we have significant influence over.

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

Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our articles provide our shareholders with the right to inspect our list of shareholders subject to the provisions of the articles and to receive annual audited financial statements.

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

We may by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner permitted by law. Under the Companies Act, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its articles of association, reduce its share capital in any way:

(i)	by special resolution and confirmation by the Grand Court of the Cayman Islands; or

(ii)	by special resolution supported by a solvency statement in accordance with the Companies Act.

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

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the Nasdaq rules in lieu of following home country practice. The Nasdaq rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders. In addition, our articles of association allow directors to call extraordinary meeting of shareholders pursuant to the procedures set forth in our articles.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected, the offeror may, within a two-month period commencing on such acceptance, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion or lack of compliance with the statutory requirements.

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

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that acquires and holds our ADSs or common shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing provisions of the Code, Treasury regulations promulgated thereunder (the “Treasury Regulations”), and pertinent judicial decisions and interpretive rulings of the Internal Revenue Service (the “IRS”), all of which are subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare tax on certain net investment income, and any minimum tax considerations, backup withholding and information reporting requirements, including pursuant to sections 1471 through 1474 of the Code, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or common shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Each U.S. Holder should consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or common shares.

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

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, income equivalent to interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements.

Assuming that we are the owner of the VIE (including its subsidiaries) for United States federal income tax purposes and based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash and investments), we believe we were a PFIC for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year ending December 31, 2026 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares. The U.S. federal income tax rules that apply if we are classified as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

The gross amount of any distributions paid on our ADSs or common shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits for U.S. federal income tax purposes, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or common shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Global Market will generally be considered to be readily tradable on an established securities market in the United States. Since we do not expect that our common shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. In addition, however, as described above, in 2024 we received communications from the Nasdaq notifying us that we were not in compliance with certain Nasdaq Global Market continued listing standards, and if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Global Market. As of the date of this annual report, we are in compliance with the minimum requirements that we must meet for continued listing on Nasdaq. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our ADSs.” If our ADSs are delisted from the Nasdaq Global Market and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.

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

For U.S. foreign tax credit purposes, dividends paid on our ADSs or common shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or common shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for a foreign tax credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit or a deduction in lieu thereof under their particular circumstances.

As described above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year ending December 31, 2026. U.S. Holders should consult their tax advisors regarding the availability of the lower tax rate for dividends paid with respect to our ADSs or ordinary shares in their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss on the sale or other disposition of our ADSs or common shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or common shares. Any such gain or loss will generally be capital gain or loss and will be long term if the U.S. Holder’s holding period in such ADSs or common shares exceeds one year at the time of disposition. The deductibility of capital losses is subject to limitations.

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of our ADSs or common shares may be subject to PRC income tax and will generally be United States source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. However, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or common shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of a foreign tax credit or deduction in light of their particular circumstances, their eligibility for benefits under the Treaty, and the potential impact of the Treasury Regulations.

As described above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year ending December 31, 2026. U.S. Holders should consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares) and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or common shares. Under the PFIC rules:

•	the excess distribution or recognized gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or common shares;

•

the amount of the excess distribution or recognized gain allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount of the excess distribution or recognized gain allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect with respect to such U.S. Holder for the applicable year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares and any of our subsidiaries or other corporate entities in which we own equity interests, the VIE or any of the subsidiaries of the VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any of the subsidiaries of the VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, such holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, such holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC, such holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or common shares if we are or become a PFIC.

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

Seasonality

We experience seasonality in our business. As we are shifting to a product mix with more life and health insurance products focused, we expect that we will experience stronger influence of seasonality of life and health insurance products compared with property & casualty insurance products. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to fluctuations, which makes our results of operations difficult to predict and may cause our quarterly or semiannual results of operations to fall short of expectations.”

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. For the year ended December 31, 2025, we did not receive reimbursement from the depositary.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and co-chief financial officers, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and co-chief financial officers, assessed the effectiveness of internal control over financial reporting as of December 31, 2025, using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2025, because of the material weakness described below.

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

We have implemented measures to address the material weaknesses, such as conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel. For example, during the year ended December 31, 2025, we arranged formal training sessions related to recent U.S. GAAP development and SEC reporting updates for our accounting and financial reporting personnel. Although the remediation measures were implemented, they will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the previously identified material weakness still existed as of December 31, 2025. We plan to continue to implement measures to remedy the identified material weakness, including: (i) recruiting more financial reporting and accounting personnel who have adequate U.S. GAAP knowledge, (ii) implementing regular and continual U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) planning to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework, and (iv) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements. However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results.”

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a non-accelerated filer, as defined under Rule 12b-2 of the Exchange Act, we are not subject to the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations thereunder). It is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified more material weaknesses and deficiencies or might issue a qualified report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us.

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

	For the Year Ended December 31,
	2024	2025
	(in thousands of RMB)
Audit-related fees(1)
PricewaterhouseCoopers Zhong Tian LLP(2)	1,000	300
Deloitte Touche Tohmatsu Certified Public Accountants LLP	3,620	3,660
Non-Audit fees(3)
PricewaterhouseCoopers Zhong Tian LLP(2)	290	—

Total	4,910	3,960

Notes:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and the reviews of our condensed consolidated financial information.

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

On March 16, 2022, our board of directors authorized a share repurchase program, under which we were authorized to repurchase up to US$5 million of our outstanding ADSs over the next 12 months. We accumulatively repurchased a total of approximately US$1.5 million of ADSs under this share repurchase program.

On March 17, 2023, our board of directors authorized a share repurchase program, under which we were authorized to repurchase up to US$5 million of our Class A common shares in the form of ADSs over the next 12 months. We accumulatively repurchased a total of approximately US$1.4 million of ADSs under this share repurchase program.

On March 17, 2024, our board of directors authorized another share repurchase program, under which we are authorized to repurchase up to US$5 million of our Class A common shares in the form of ADSs over the next 12 months.

We did not make any share repurchases in 2025.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We dismissed PricewaterhouseCoopers Zhong Tian LLP, or PwC, as our independent registered public accounting firm on June 30, 2024 and appointed Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, as our independent registered public accounting firm, effective on July 17, 2024. The appointment of Deloitte was approved by our board of directors and the audit committee of the board of directors. Deloitte was engaged to audit and report on our consolidated financial statements for the fiscal years ending December 31, 2024 and 2025.

The reports of PwC on our consolidated financial statements for the fiscal year ended December 31, 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2023, and the subsequent interim period through June 30, 2024, there have been no “disagreements” (as that term is defined in 16F(a)(1)(iv) of Form 20-F and the related instructions) between us and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in its reports on the our consolidated financial statements for such years.

During the fiscal year ended December 31, 2023 and the subsequent interim period through June 30, 2024, there have been no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F), except for the material weaknesses identified related to the lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements as disclosed under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023.

The audit committee discussed the material weakness with PwC and the Company has authorized PwC to respond fully to inquiries of the successor auditor regarding the material weakness.

We have requested that PwC furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of PwC’s letter dated April 23, 2025 is filed as Exhibit 16.1 in our annual report on Form 20-F filed with the Commission on April 23, 2025.

During the fiscal year ended December 31, 2023, and the subsequent interim period through July 17, 2024, neither we nor anyone on behalf of us has consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Huize Holding Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A common shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.3	Deposit Agreement, dated as of February 11, 2020, among the Registrant, Citibank N.A., as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-238148), filed with the SEC on May 11, 2020)

2.4	Form of Amendment No. 1 to the Deposit Agreement, among the Registrant, Citibank N.A., as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (a)(i) to the post-effective amendment No.1 to registration statement on Form F-6 (File No. 333-236288), filed with the SEC on November 19, 2024)

2.5	Shareholders Agreement between the Registrant and other parties thereto dated June 6, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

2.6	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-39216) filed with the SEC on April 24, 2020)

4.1	Global Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.2	Third Amended and Restated 2019 Share Incentive Plan (incorporated herein by reference to Exhibit 99.2 to Form 6-K (File No. 001-39216) filed with the SEC on November 20, 2023)

4.3	Form of Indemnification Agreement, between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-233614), as amended initially filed with the SEC on September 4, 2019)

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.5	English translation of executed Exclusive Business Cooperation Agreement among our WFOE, the VIE and its shareholders (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.6	English translation of form of executed Power of Attorney signed by shareholders of the VIE (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

4.7	English translation of executed Equity Pledge Agreement among our WFOE, the VIE and its shareholders (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

Exhibit Number	Description of Document

4.8	English translation of executed Exclusive Option and Equity Custody Agreement among our WFOE, the VIE and its shareholders (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-233614), as amended, initially filed with the SEC on September 4, 2019)

8.1*	Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-233614), as amended initially filed with the SEC on September 4, 2019)

11.2	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-39216) filed with the SEC on April 23, 2025)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.3**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.3*	Consent of Commerce & Finance Law Offices

16.1	Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission pertaining to the change in independent public accounting firm (incorporated herein by reference to Exhibit 16.1 to the annual report on Form 20-F (File No. 001-39216) filed with the SEC on April 23, 2025)

97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39216) filed with the SEC on April 19, 2024)

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huize Holding Limited

By:	/s/ Cunjun Ma
Name:	Cunjun Ma
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 24, 2026

HUIZE HOLDING LIMITED

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Huize Holding Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Huize Holding Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes and the schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Convenience Translation
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(f) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside of People’s Republic of China.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

F-2

Revenue recognition: Estimate of variable renewal commissions for long-term insurance products and impact on revenue recognized — Refer to Note 2(v) to the financial statements
Critical Audit Matter Description
The brokerage income recognized for the long-term insurance business includes estimated variable renewal commissions for long-term insurance products. As described in note 2(v) to its financial statements, the Company uses the expected value method and considers constraints as well to estimate variable renewal commissions, which are contingent on future renewals of initial policies. Given the material uncertainty around the future renewal of the insurance policies, the estimated renewal commissions expected to be collected are recognized as revenue only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.
Auditing management’s determination of estimated variable renewal commissions was complex and highly judgmental due to the complexity of the models used and the subjectivity required by the Company to estimate the amount for future renewals of policies, calculate the amount of commission revenue that is probable of not being reversed, and determine the timing and amount of any revenue adjustment that results from changes in the estimates of previously recorded estimated renewal commissions. The Company utilizes a statistical methodology to estimate renewal rate(s), which is a key driver when estimating the amount of future renewals of policies. To determine the constraint to be applied to estimated renewal commissions, the Company evaluates historical experiences and data and applies judgment. For the ongoing evaluation of assumptions, the Company also analyzes whether circumstances have changed and considers any known or potential modifications to the inputs into estimated renewal commissions model and the factors that can impact the amount of renewal commissions expected to be collected in future periods such as commission rates, insurance products composition, renewal terms of insurance products and changes in relevant laws and regulations. The judgment and assumptions are continuously re-evaluated
and adjusted as needed along with the accumulation of historical experiences and data when new information becomes available.
Given the significant judgment required to determine the amount of estimated variable renewal commissions, performing audit procedures to evaluate the reasonableness of management’s assessment required a high degree of auditor judgment and an increased extent of effort.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the evaluation of the reasonableness of the Company’s estimate of variable renewal commissions for long-term insurance products discussed above included the following, among others:

•
We engaged an actuarial specialist to assist us in evaluating the appropriateness and consistency of management’s methods and assumptions used in developing their estimates of variable renewal commissions by benchmarking the methods and assumptions against general market practice within the insurance industry.

•
We tested the accuracy and completeness, including the relevant direct controls, general information technology controls and automated controls, of the underlying data utilized in the management’s estimation with the assistance of an information technology specialist.

•
We performed a retrospective review to assess the reasonableness of management’s estimation by comparing the actual renewal commissions received in current period to management’s historical estimation.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shenzhen, the People’s Republic of China
April 24, 2026
We have served as the Company’s auditor since 2024.

F-3

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Huize Holding Limited
Opinion on the Financial Statements
We have audited the consolidated statements of comprehensive income/(loss), of shareholders’ (deficit)/equity and of cash flows of Huize Holding Limited and its subsidiaries (the “Company”) for the year ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
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
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shenzhen, the People’s Republic of China
April 19, 2024, except for the change in segment disclosures in Note 2(dd) to the consolidated financial statements, as to which the date is April 23, 2025
We served as the Company’s auditor from 2018 to 2024.

F-4

HUIZE HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2024	As of December 31, 2025
		RMB	RMB	US$ Note 2(f)
Assets
Current assets
Cash and cash equivalents, net of allowances of RMB170 and nil as of December 31, 2024 and 2025, respectively	2(g)	233,207	250,826	35,868
Restricted cash (including amounts of the consolidated VIE of RMB61,708 and RMB51,473 as of December 31, 2024 and 2025, respectively)	2(h)	61,708	51,473	7,361
Short-term investments	2(i)	5,000	2,936	420
Contract assets, net of allowances of RMB1,332 and RMB1,252 as of December 31, 2024 and 2025, respectively	2(j)	71,085	86,249	12,333
Accounts receivable, net of allowances of RMB2,153 and RMB2,097 as of December 31, 2024 and 2025, respectively	2(j),5	157,080	172,539	24,673
Insurance premium receivables, net of allowances of RMB33 and RMB21 as of December 31, 2024 and 2025, respectively	2(k)	1,763	1,141	163
Amounts due from related parties	6	995	4,315	617
Prepaid expense and other receivables, net of allowances of RMB910 and RMB1,294 as of December 31, 2024 and 2025, respectively	7	68,171	89,504	12,799

Total current assets		599,009	658,983	94,234

Non-current assets
Restricted cash	2(h)	29,883	29,683	4,245
Contract assets, net of allowances of RMB533 and RMB616 as of December 31, 2024 and 2025, respectively	2(j)	28,435	45,574	6,517
Property, plant and equipment, net	8	47,083	38,242	5,469
Intangible assets, net	9	68,840	66,013	9,440
Long-term investments	2(q),10	66,716	65,012	9,297
Operating lease right-of-use assets	2(s),19	20,715	19,349	2,767
Goodwill	2(p)	14,536	14,075	2,013
Other non-current assets	7	8,981	1,236	177

Total non-current assets		285,189	279,184	39,925

Total assets		884,198	938,167	134,159

F-
5

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS - continued

(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2024	As of December 31, 2025
Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB50,000 and RMB53,000 as of December 31, 2024 and 2025, respectively)	11	50,000	53,000	7,579
Accounts payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB156,692 and RMB155,104 as of December 31, 2024 and 2025, respectively)		202,054	194,951	27,878
Insurance premium payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB56,042 and RMB41,295 as of December 31, 2024 and 2025, respectively)	2(r)	56,042	41,295	5,906
Other payables and accrued expenses (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB31,351 and RMB37,092 as of December 31, 2024 and 2025, respectively)	12	44,434	41,965	6,001
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB26,964 and RMB46,617 as of December 31, 2024 and 2025, respectively)		41,005	81,813	11,699
Income taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB2,234 and RMB2,405 as of December 31, 2024 and 2025, respectively)	14	2,575	7,953	1,139
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB14,953 and RMB14,748 as of December 31, 2024 and 2025, respectively)	2(s),19	16,743	17,275	2,470
Amounts due to related parties (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB2,495 and RMB nil as of December 31, 2024 and 2025, respectively)	6	2,495	20,415	2,920

Total current liabilities		415,348	458,667	65,592

F-
6

HUIZE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS - continued

(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2024	As of December 31, 2025
		RMB	RMB	US$ Note 2(f)
Non-current liabilities
Long-term borrowings (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB nil and RMB6,990 as of December 31, 2024 and 2025, respectively)	11	—	6,990	1,000
Deferred tax liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB10,971 and RMB10,100 as of December 31, 2024 and 2025, respectively)	14	14,875	14,380	2,056
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB24,082 and RMB12,577 as of December 31, 2024 and 2025, respectively)	2(s),19	24,082	14,966	2,140
Payroll and welfare payable		649	48	7
Other non-current liability (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB nil and RMB4,746 as of December 31, 2024 and 2025, respectively)		—	11,269	1,611

Total non-current liabilities		39,606	47,653	6,814

Total liabilities		454,954	506,320	72,406

Commitments and contingencies	20
Shareholders’ equity
Class A common shares (US$0.00001 par value; 7,000,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 912,301,216 and 1,062,301,216 shares issued as of December 31, 2024 and 2025, respectively; 858,266,416 shares and 860,016,416 shares outstanding as of December 31, 2024 and 2025, respectively)	15	63	63	9
Class B common shares (US$0.00001 par value; 800,000,000 shares authorized and 150,591,207 shares issued and 150,591,207 shares outstanding as of December 31, 2024 and 2025, respectively)	15	10	10	1
Treasury stock (50,414,900 and 50,414,900 shares as of December 31, 2024 and 2025, respectively)	15	(29,513)	(29,513)	(4,220)
Additional paid-in capital		909,930	910,209	130,158
Accumulated other comprehensive loss		(12,864)	(14,695)	(2,101)
Accumulated deficit		(458,886)	(454,845)	(65,042)

Total shareholders’ equity attributable to Huize Holding Limited shareholders		408,740	411,229	58,805
Non-controlling interests		20,504	20,618	2,948

Total shareholders’ equity		429,244	431,847	61,753

Total liabilities and shareholders’ equity		884,198	938,167	134,159

The accompanying notes form an integral part of these consolidated financial statements.

F-
7

HUIZE HOLDING LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(All amounts in thousands, except for share, per share data or otherwise noted)

		Year Ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$ Note2(f)
Operating revenue
Brokerage income	2(v)	1,144,533	1,193,827	1,523,547	217,864
Other income		51,019	55,087	58,693	8,393

Total operating revenue		1,195,552	1,248,914	1,582,240	226,257

Operating costs and expenses
Cost of revenue	2(w)	(729,068)	(855,496)	(1,153,880)	(165,003)
Cost of other income	2(w)	(19,938)	(12,790)	(6,387)	(913)
Selling expenses	2(x)	(204,261)	(192,425)	(220,285)	(31,500)
General and administrative expenses	2(y)	(119,404)	(146,769)	(136,346)	(19,497)
Research and development expenses	2(z)	(71,842)	(62,391)	(58,688)	(8,392)

Total operating costs and expenses		(1,144,513)	(1,269,871)	(1,575,586)	(225,305)

Operating income/(loss)		51,039	(20,957)	6,654	952

Other income/(expenses)
Interest income		2,789	4,139	4,047	579
Unrealized exchange loss		(436)	(684)	(927)	(133)
Investment loss	17	(1,656)	(511)	(328)	(47)
Others, net	2(aa)	18,401	17,179	1,326	189

Profit/(Loss) before income tax, and share of income/(loss) of equity method investee		70,137	(834)	10,772	1,540

Income tax expense	14	—	(135)	(7,194)	(1,029)
Share of income/(loss) of equity method investee		417	1,535	(40)	(6)

Net profit		70,554	566	3,538	505

Net profit/(loss) attributable to non-controlling interests		366	1,215	(503)	(73)

F-
8

HUIZE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME - continued

(All amounts in thousands, except for share, per share data or otherwise noted)

		Year Ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$ Note2(f)
Net profit/(loss) attributable to Huize Holding Limited’s shareholders		70,188	(649)	4,041	578

Shares used in calculating earnings per share:
Weighted average number of common shares used in computing net profit/(loss) per share
Basic and diluted	18	1,000,940,698	997,172,042	1,009,159,442	1,009,159,442
Net profit/(loss) per share attributable to common shareholders
Basic and diluted	18	0.07	(0.00)	0.00	0.00
Net profit		70,554	566	3,538	505
Foreign currency translation adjustment, net of tax		3,635	1,196	(1,831)	(262)

Comprehensive income		74,189	1,762	1,707	243

Comprehensive income/(loss) attributable to non-controlling interests		366	1,215	(503)	(73)

Comprehensive income attributable to Huize Holding Limited’s shareholders		73,823	547	2,210	316
The accompanying notes form an integral part of these consolidated financial statements.

F-
9

HUIZE HOLDING LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(All amounts in thousands, except share data, per share data or otherwise noted)

		Class A Common Shares		Class B Common Shares		Treasury Stock
		Shares	Amount	Shares	Amount	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income)/ loss	Accumulated deficit	Total Huize Holding Limited shareholders’ equity	Non- Controlling interest	Total
			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023		889,603,586	62	150,591,207	10	16,534,600	(15,306)	904,935	(17,695)	(531,127)	340,879	1,146	342,025

Impact of adoption of credit loss guidance		—	—	—	—	—	—	—	—	2,702	2,702	—	2,702
Net profit for the year		—	—	—	—	—	—	—	—	70,188	70,188	366	70,554
Repurchase of Class A common shares	15	—	—	—	—	30,333,340	(13,274)	—	—	—	(13,274)	—	(13,274)
Shares issued upon exercise of option	16	1,232,560	—	—	—	—	—	560	—	—	560	—	560
Share-based payment compensation	16	—	—	—	—	—	—	463	—	—	463	—	463
Capital injection from non-controlling interests		—	—	—	—	—	—	—	—	—	—	3,750	3,750
Foreign currency translation		—	—	—	—	—	—	—	3,635	—	3,635	—	3,635

Balance at December 31,2023		890,836,146	62	150,591,207	10	46,867,940	(28,580)	905,958	(14,060)	(458,237)	405,153	5,262	410,415

Issuance of Class A common shares for acquisition of a subsidiary		17,845,170	1	—	—	—	—	5,061	—	—	5,062	9,238	14,300
Net (loss)/profit for the year		—	—	—	—	—	—	—	—	(649)	(649)	1,215	566
Repurchase of Class A common shares	15	—	—	—	—	3,546,960	(933)	—	—	—	(933)	—	(933)
Capital injection from non-controlling interests		—	—	—	—	—	—	—	—	—	—	3,700	3,700
Change of the capital from non-controlling interest shareholders		—	—	—	—	—	—	(1,089)	—	—	(1,089)	1,089	—
Foreign currency translation		—	—	—	—	—	—	—	1,196	—	1,196	—	1,196

Balance at December 31, 2024		908,681,316	63	150,591,207	10	50,414,900	(29,513)	909,930	(12,864)	(458,886)	408,740	20,504	429,244

Net profit/(loss) for the year		—	—	—	—	—	—	—	—	4,041	4,041	(503)	3,538
Shares issued upon exercise of option	16	1,750,000	—	—	—	—	—	279	—	—	279	—	279
Change of the capital from non-controlling interest shareholders		—	—	—	—	—	—	—	—	—	—	617	617
Foreign currency translation		—	—	—	—	—	—	—	(1,831)	—	(1,831)	—	(1,831)

Balance at December 31, 2025		910,431,316	63	150,591,207	10	50,414,900	(29,513)	910,209	(14,695)	(454,845)	411,229	20,618	431,847

The accompanying notes form an integral part of these consolidated financial statements.

F-
10

HUIZE HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except share data, or otherwise noted)

	Year Ended December 31
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities:
Net profit	70,554	566	3,538	505
Adjustments to reconcile net profit to net cash provided by/ (used in) operating activities:
Allowance for doubtful account	1,567	682	5,089	728
Impairment of intangible assets	1,950	—	—	—
Depreciation and amortization	13,640	11,458	13,823	1,977
Unrealized exchange loss	436	684	927	133
Share-based compensation expense	463	9,021	18,517	2,648
Interest income	(2,789)	(4,139)	(4,047)	(579)
Investment loss/(income)	2,405	777	(50)	(7)
Net (gain)/loss on disposal of subsidiaries	(749)	(266)	378	54
Share of (income)/loss of equity method investee	(417)	(1,535)	40	6
Deferred income taxes	—	—	812	116
Amortization of right-of-use assets	25,680	24,811	9,207	1,316
Amortization of directors and officers liability insurance premium	3,125	79	—	—
Loss on disposal of property, plant and equipment	217	—	5,915	846
Gain on termination of right-of-use assets	(5,923)	(12,155)	(16)	(2)

	110,159	29,983	54,133	7,741

Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable	75,466	20,734	(17,556)	(2,510)
(Increase)/decrease in insurance premium receivables	(123)	119	622	89
Decrease/(increase) in prepaid expe ns e and other receivables	21,815	13,070	(10,002)	(1,430)
(Increase)/decrease in deferred costs	(6,147)	6,147	—	—
Decrease in amounts due from related parties	106	45	—	—
Increase in amounts due to related parties	1,956	44	18,689	2,672
Increase in other non-current assets	—	(102)	(1,130)	(162)
Decrease/(increase) in contract assets	1,975	(46,838)	(34,171)	(4,886)
(Decrease)/increase in accounts payable	(50,661)	(10,047)	(7,103)	(1,016)
Increase in other non-current liabilities	—	—	11,269	1,611
Increase/(decrease) in insurance premium payables	9,947	18,528	(14,747)	(2,109)
Increase/(decrease) in payroll and welfare payable	12,469	(24,183)	21,690	3,102
Increase in income taxes payable	—	135	5,378	769
(Decrease)/increase in other payables and accrued expenses	(24,899)	(2,457)	5,799	829
Increase in right-of-use assets due to prepaid rent	(825)	—	—	—
Decrease in operating lease liabilities	(12,581)	(22,867)	(16,404)	(2,346)
Decrease in contract liabilities	(1,306)	(2,728)	—	—
Dividend received from equity method investees	—	1,491	1,408	201

Net cash provided by/(used in) operating activities	137,351	(18,926)	17,875	2,555

Cash flows from investing activities:
Purchase of long-term investment	—	—	(16,713)	(2,390)
Purchase of short-term investment	(9,968)	(73,327)	—	—
Purchase of property, equipment and intangible assets	(30,524)	(4,284)	(8,246)	(1,179)
Proceeds from disposal of property, equipment and intangible assets	955	426	—	—
Proceeds from disposal of investments	874	76,701	—	—
Proceeds from capital reduction of equity investees	—	9,925	16,917	2,419
Advances from disposal of an investment	—	1,500	—	—
Advance to a related party	—	(657)	(3,320)	(475)
Acquisition of subsidiary, net of cash acquired	(2,441)	(8,046)	(560)	(80)
Disposal of subsidiaries, net of cash disposed of	1,645	—	—	—
Loans to third parties	(23,000)	(25,382)	—	—
Repayment from third parties	—	19,704	—	—
Interests received	1,075	—	—	—
Others	361	198	—	—

Net cash used in investing activities	(61,023)	(3,242)	(11,922)	(1,705)

Cash flows from financing activities:
Proceeds from borrowings	37,000	50,000	119,990	17,158
Repayments of borrowings	(161,473)	(30,411)	(110,000)	(15,730)
Repurchase of Class A common shares	(13,392)	(77)	—	—
Deferred consideration paid for acquisition of a subsidiary	—	—	(6,768)	(968)
Proceeds upon exercise of share options	560	—	279	40
Cash received by subsidiaries from minority shareholders	3,750	3,700	617	88

Net cash (used in)/ provided by financing activities	(133,555)	23,212	4,118	588

Effect of exchange rate changes on cash and cash equivalents	2,914	2,152	(3,057)	(434)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(54,313)	3,196	7,014	1,004
Total cash and cash equivalents and restricted cash at beginning of year	376,085	321,772	324,968	46,470

Total cash and cash equivalents and restricted cash at end of year	321,772	324,968	331,982	47,474

Supplemental disclosure of cash flow information
Cash paid for interest	(4,473)	(1,868)	(2,000)	(286)
Cash paid for income tax	—	—	(950)	(136)
Supplemental disclosure of non-cash investing and financing activities
Increase in lease liabilities arising from obtaining operating lease right-of-use assets	5,113	18,367	12,065	1,725
Decrease in lease liabilities due to termination of lease contacts	(35,788)	(101,027)	(2,750)	(393)
Acquisition of subsidiaries through issuing ordinary shares	—	5,062	—	—
The accompanying notes form an integral part of these consolidated financial statements.

F-1
1

HUIZE HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

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
As of December 31, 2025 the Company’s principal subsidiaries, consolidated VIE and subsidiaries of VIE are as follows:

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
The Group’s consolidated financial statements for the years ended December 31, 2023, 2024 and 2025 are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results may differ from those estimates. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

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

The following table sets forth the assets, liabilities, results of operations and cash flows of Huiye Tianze and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIE and its subsidiaries are eliminated in the balances presented below:

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB
Assets
Current assets
Cash and cash equivalent, net of allowance for doubtful accounts	182,503	170,565
Restricted cash	61,708	51,473
Short-term investments	5,000	2,936
Contract assets, net of allowance for doubtful accounts	71,085	74,944
Account receivable, net of allowance for doubtful accounts	113,433	132,458
Insurance premium receivables, net of allowance for doubtful accounts	1,763	1,141
Amounts due from related parties	229	635
Prepaid expense and other receivables, net of allowance for doubtful accounts	91,618	104,093

Total current assets	527,339	538,245

Non-current assets
Restricted cash	29,883	29,683
Contract assets, net of allowance for doubtful accounts	28,435	36,638
Property, Plant and Equipment, net	46,267	37,516
Intangible assets, net	45,483	44,080
Long-term investments	56,786	53,786
Operating lease right-of-use assets	19,039	14,509
Goodwill	461	—
Other non-current assets	120	1,133

Total non-current assets	226,474	217,345

Total assets	753,813	755,590

F-1
5

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(b)	Basis of consolidation - continued

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB
Liabilities and Shareholders’ Equity
Short-term borrowings	50,000	53,000
Accounts payable	156,692	155,104
Insurance premium payables	56,042	41,295
Other payables and accrued expenses	169,647	175,450
Payroll and welfare payable	26,964	46,617
Income taxes payable	2,234	2,405
Operating lease liabilities	14,953	14,748
Amounts due to related parties	2,495	—

Total current liabilities	479,027	488,619

Non-current liabilities
Long-term borrowings	—	6,990
Deferred tax liabilities	10,971	10,100
Operating lease liabilities	24,082	12,577
Other non-current liability	—	4,746

Total non-current liabilities	35,053	34,413

Total liabilities	514,080	523,032

Total shareholders’ equity attributable to Huize Holding Limited shareholders	229,156	220,937

Non-controlling interests	10,577	11,621

Total shareholders’ equity	239,733	232,558

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating revenue	1,173,322	1,009,140	825,663

Gross profit	442,486	344,518	302,505

Net profit/(loss)	86,082	23,136	(25,332)

Net cash provided by/(used in) operating activities	149,531	4,300	(26,597)

Net cash used in investing activities	(59,022)	(14,323)	(6,676)

Net cash provided by/(used in) financing activities	(120,119)	24,002	10,607

F-1
6

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - co ntinued

(b)	Basis of consolidation - continued

The significant portion of the total assets and total liabilities of Huiye Tianze and its subsidiaries approximate the amounts in the Group’s consolidated financial statements.
Under the contractual arrangements with the VIE, the Company can have the assets transferred out of the VIE and VIE’s subsidiaries, except for restricted cash as disclosed on the balance sheet. Except for such amount, there is no other asset of the VIE that can only be used to settle obligations of the VIE and VIE’s subsidiaries. Since the VIE are incorporated as limited liability companies under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. However, as the Company is conducting certain businesses through its VIE and VIE’s subsidiaries, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.
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

9

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(d)	Use of estimates
Financial statements amounts that reflect significant accounting estimates and assumptions mainly include, but are not limited to (i) allowance for credit losses of accounts receivable, insurance premium receivables, other receivables, contract assets, and other assets, (ii) variable considerations of revenue contracts with respect to long-term insurance product, (iii) valuation of long-term investments, (iv) useful life of property, plant and equipment and intangible assets, (v) fair values of identifiable assets acquired and liabilities assumed in business combination, (vi) impairment of goodwill and long-lived assets, (vii) realizability of deferred tax assets, and (viii) uncertainty tax position. Actual results could differ from these estimates.

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
Translations of balances in the Group’s consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on the last trading day of 2025 (December 31, 2025). No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025 or at any other rate.

(g)	Cash and cash equivalents
Cash and cash equivalents consist of (1) cash on hand; (2) bank deposits and short-term, highly liquid investments, with original maturities of less than three months that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates.

F-
2
0

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(h)	Restricted cash
In its capacity as an insurance broker, the Group collects “premiums” (unremitted insurance premiums) from certain insureds and remits the “premiums” to the appropriate insurance companies. Unremitted insurance premiums are held in custody until disbursed by the Group. Unremitted insurance premiums were RMB61,708 and RMB51,123 (US$7,311) as of December 31, 2024 and December 31, 2025, respectively. Also, restricted cash balance includes guarantee deposits required by China Banking and Insurance Regulatory Commission in order to protect insurance premium appropriation by insurance broker which is restricted as to withdrawal for other than current operations. The restricted cash balance related to this requirement were RMB29,883 and RMB29,683 (US$4,245) as of December 31, 2024 and 2025. Thus the Group classified the balances as a non-current
asset included in restricted cash in the consolidated balance sheets, as the balance is restricted from being withdrawn for purposes other than current operations.

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

(m)	Property, plant and equipment, net - continued

Expenditures for maintenance and repairs are expensed as incurred. Gains or losses on dispositions of property, plant and equipment are included in others, net in the consolidated statements of comprehensive income/(loss).

(n)	Intangible assets, net
Intangible assets acquired in business combination should be recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. The useful lives of intangible assets are assessed to be either finite or indefinite.
Intangible assets with an indefinite useful life represent the insurance brokerage license, insurance agency license and insurance adjusting license and brand acquired from business combinations. Intangible assets acquired with indefinite lives are carried at cost less subsequent accumulated impairment loss. Impairment losses of intangible assets not subject to amortization for the years ended December 31, 2023, 2024 and 2025 were RMB1,950, nil and nil, respectively.
Intangible assets with finite lives represent domain name, purchased computer software and customer relationship acquired from business combination. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets. The table below sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Domain name	10 years	0%
Software and system	3~10 years	0%
Customer Relationship	17 years	0%

(o)	Impairment of long-lived assets
Long-lived assets including property, plant and equipment and intangible assets subject to amortization, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Group assesses the recoverability of these long-lived assets by comparing the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cashflows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2023, 2024 and 2025.
Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

F-2
3

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(p)	Goodwill
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

F-2
4

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(q)	Long-term investments - continued

(ii)	Investments accounted for at fair value
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

(r)	Insurance premium payables
Insurance premium payables are insurance premiums collected on behalf of insurance companies but not yet remitted as of the balance sheet dates.

(s)	Lease
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

F-2
5

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(s)	Lease - continued

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

F-2
6

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(u)	Employee benefit plans
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

(v)	Revenue recognition
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

F-2
7

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(v)	Revenue recognition - continued

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

F-2
8

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(v)	Revenue recognition - continued

Value added tax
The Group is subject to VAT on the revenues earned for services provided in the PRC. The applicable rate of VAT is 6%. In the accompanying consolidated statements of comprehensive income/(loss), such VAT is excluded from net revenues.
Disaggregation of revenues

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Brokerage income
- Life and Health insurance business	1,043,497	1,056,981	1,377,768
- Property and Casualty insurance business	101,036	136,846	145,779

Brokerage income subtotal	1,144,533	1,193,827	1,523,547

Other income	51,019	55,087	58,693

Total operating revenue	1,195,552	1,248,914	1,582,240

(w)	Cost of revenue and cost of other income
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
Cost of other income primarily consists of project expenses of our technology service, which include payroll for employees involved in providing the technology services and other related services.

9

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(x)	Selling expenses
The Group records its marketing campaign expenses and other expenses related to the sales activities as selling expenses.
Marketing campaign expenses consist primarily of advertising and marketing expenses. Advertising and marketing expense are charged to the consolidated statements of comprehensive income/(loss) as incurred, which amounted to RMB31,148, RMB36,566, and RMB47,716 for the years ended December 31, 2023, 2024 and 2025, respectively.
Besides marketing campaign expenses, selling expenses consist of salaries and employment benefits for employees who work in brokerage service line, office rental, telecommunications and office supply expenses incurred in connection with sales activities.

(y)	General and administrative expenses
General and administrative expenses consist of payroll, rental, and related expenses for employees involved in general corporate functions, including finance, legal and human resources, as well as costs associated with use of facilities and equipment, such as depreciation expenses and other general corporate related expenses.
General and administrative expenses also include surcharges on VAT payments according to PRC tax.

(z)	Research and development expenses
Research and development expenses consist primarily of payroll for research and development employees involved in designing and testing of new products and service and outsourcing labor costs. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

(aa)	Others, net
Others, net, mainly consist of
non-operating
income and expenses. During the years ended December 31, 2023, 2024 and 2025, it was composed primarily of government subsidies of RMB11,945, RMB8,155 and RMB2,974, respectively.

F-
3
0

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

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

(dd)	Segment reporting and geographical information
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
The following table sets forth the segment information for revenue, segment profit (loss), and significant expenses:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Total operating revenue	1,195,552	1,248,914	1,582,240
Less:
Significant segment expenses
- Channel cost	647,354	796,879	1,097,838
- Advertising and marketing expense	31,148	36,566	47,716
- Payroll of insurance consultants	92,035	58,617	56,042
- Other segment items (1)	354,461	356,286	377,106

Segment net income	70,554	566	3,538

Note:

(1)
Other segment items included in consolidated net income mainly are general and administrative expenses, research and development expenses, selling expenses excluding advertising and marketing expense, interest expenses and others, net which are reflected in the consolidated statements of comprehensive income/(loss).

The following table presents operating revenue and long-lived assets by geographic location:

	Operating revenue			Long-live assets
	For the Year Ended December 31,			As of December 31,
	2023	2024	2025	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	RMB
PRC Mainland	1,173,322	1,009,140	811,295	235,900	122,087	105,812
Hong Kong	20,587	235,191	755,200	1,646	2,749	7,226
Others	1,643	4,583	15,745	9,195	9,678	9,565

Total	1,195,552	1,248,914	1,582,240	246,741	134,514	122,603

F-3
2

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(ee)	Significant risk and uncertainties
Currency risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB231,626 and RMB271,354 and RMB252,239 of cash and cash equivalents and restricted cash denominated in RMB as of December

31
,
2023
,
2024
and December
31
,
2025
, respectively.
Concentration of Credit Risk
Details of the customers accounting for 10% or more of total operating revenue are as follows:

	For the Year Ended December 31,
	2023	2024	2025
	%	%	%
Customer A	24	*	*
Customer H	12	*	*

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	Year Ended December 31
	2024	2025
	%	%
Customer A	16	*

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.
Details of the banks which accounted for 10% or more of cash and cash equivalents and restricted cash are as follows:

	Year Ended December 31
	2024	2025
	%	%
Bank A	43	44
Bank C	17	15
Bank D	11	*
Bank E	*	21

* Less than 10% of the Group total amount

F-3
3

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(ee)	Significant risk and uncertainties - continued

Concentration	of Credit Risk - continued

The Group places its cash and cash equivalents and restricted cash in financial institutions located in the PRC which the management believes are of high credit quality. Pursuant to China’s Deposit Insurance Regulation, banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. As of December 31, 2023, 2024 and 2025, the Group has recognized allowance for CECL of bank deposits of RMB520, RMB170, and RMB nil, respectively.
Interest rate risk
Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group have not been exposed to material risks due to changes in market interest rates as the borrowings held by the Group all bear interest at a fixed interest rate.

(ff)	Recent accounting pronouncements
Recently issued accounting pronouncements not yet adopted
In November 2024, the FASB issued ASU
No. 2024-03,
Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic
220-40):
Disaggregation of Income Statement Expenses (“ASU
2024-03”),
and in January 2025, the FASB issued
ASU No. 2025-01,
Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic
220-40):
Clarifying the Effective Date (“ASU
2025-01”).
ASU
2024-03
requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU
2024-03,
as clarified by ASU
2025-01,
is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This guidance will be applied either prospectively or retrospectively. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.
In July 2025, the FASB issued ASU
2025-05,
Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient and accounting policy election to allow entities to measure expected credit losses on certain trade receivables and contract assets using a provision matrix approach. ASU
2025-05
is effective for annual periods beginning after December 15, 2025, and interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of this guidance on our consolidated financial statements and related disclosures.
In December 2025, the FASB issued ASU
2025-10,
Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years. with early adoption permitted. The Group is currently evaluating the impact of this guidance on our consolidated financial statements and related disclosures.

F-3
4

HUIZE HOLDING LIMITED

2.	Summary of significant accounting policies - continued

(ff)	Recent accounting pronouncements - continued

Recently issued accounting pronouncements adopted
In December 2023, the FASB issued ASU
No. 2023-09,
Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which aims to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. ASU
2023-09
is effective for fiscal years beginning after December 15, 2024 and early adoption is permitted. The Company adopted ASU
2023-09
on January 1, 2025, on a prospective basis (see note 14). The adoption did not have a material impact on the consolidated financial statements and related disclosures.

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
Recurring
The Group measures listed equity securities recorded in short-term investments and long-term investments at fair value on a recurring basis. The fair value of listed equity securities is determined based on the quoted market price (Level 1). The Group recognized fair value change losses of RMB1,011, RMB505 for the year ended December 31, 2023 and 2024 respectively, and fair value change income of RMB87 for the year ended December 2025.
For the years ended December 31, 2024 and 2025, there were no transfers between level 1, 2 and 3 of fair value hierarchy classifications.
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

F-3
5

HUIZE HOLDING LIMITED

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

F-3
6

HUIZE HOLDING LIMITED

5.	Accounts receivable
Accounts receivable, net of allowance for doubtful accounts by the Group consist of the following:

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB
Accounts receivable	159,233	174,636
Less: allowance for doubtful accounts	(2,153)	(2,097)

Accounts receivable, net	157,080	172,539

The movements in the allowance for doubtful accounts are as follows:

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB
Balance at beginning of year	1,673	2,153
Provision	480	(56)

Balance at end of year	2,153	2,097

6.	Related party balances and transactions
The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Minority shareholders of the Company	Minority shareholders
Xiaoke Huixuan (Shenzhen) Technology Co., Ltd. (“Xiaoke”)	Company that the Group has significant influence over
Huibao Huipei (Shenzhen) Technology Co., Ltd (“Huibao Huipei”)	Company that the Group has significant influence over
Shenzhen Baofu Culture Co., Ltd. (“Baofu”)	Company that the Group has significant influence over
Bay Union Insurance Brokers Limited (“Bay Union”)	Company that the Group has significant influence over

F-3
7

HUIZE HOLDING LIMITED

6.	Related party balances and transactions - continued

Details of related party transactions for the years ended December 31, 2023, 2024 and 2025 are as follows:
Service provided by related parties:

	For the year ended December 31
	2023	2024	2025
	RMB	RMB	RMB
Technology service fee to Xiaoke	1,887	3,234	—
Channel cost to Huibao Huipei	7,439	10,940	10,787
Channel cost to Baofu	—	—	1,143
Channel cost to Bay Union	—		25,174

Total	9,326	14,174	37,104

According to the cooperation agreements, Xiaoke provides technology service to the Company, and Huibao Huipei, Baofu and Bay Union serve as the Company’s traffic channels.
Service provided to related parties:

	For the year ended December 31
	2023	2024	2025
	RMB	RMB	RMB
Consulting service fee from Huibao Huipei	728	204	976
Channel Revenue from Bay Union	—	—	2,569

Total	728	204	3,545

According to the cooperation agreements, the Company provides consulting service to Huibao Huipei and channel service to Bay Union.
Details of related party balances as of December 31, 2024 and 2025 are as follows:
Amounts due from related parties:

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB
Minority shareholders of the Company	766	874
Huibao Huipei	157	635
Xiaoke	72	—
Bay Union	—	2,806

	995	4,315

Amounts due from related parties represent the advance to the minority shareholders, the receivable for consulting service provided to Huibao Huipei, the prepayment for service provided by Xiaoke, and the receivable for channel service provided to Bay Union.

F-3
8

HUIZE HOLDING LIMITED

6.	Related party balances and transactions - continued

Details	of related party balances as of December 31, 2024 and 2025 are as follows: - continued

Amounts due to related parties:

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB
Huibao Huipei	2,495	—
Bay Union	—	20,415

	2,495	20,415

The amount due to Huibao Huipei and Bay Union represent the payable for channel promotion service.

7.	Prepaid expense and other receivables and other non-current assets
Prepaid expenses and other receivables and other assets consist of the following, with current portion presented as prepaid expense and other receivables and non-current
portion presented as other assets:

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB
Prepaid expense and other receivables:
VAT refund receivable	19,648	19,057
Rental and other deposits	7,076	8,039
Advances to suppliers	8,696	11,158
Interest receivables (a)	2,514	4,495
Advances to staff	809	728
Prepayment for share repurchase	160	—
Loans to third parties (b)	30,005	38,392
Refundable deposits paid to insurance companies (d)	—	8,608
Others	173	321

	69,081	90,798
Less: Allowance for doubtful accounts	(910)	(1,294)

	68,171	89,504

9

HUIZE HOLDING LIMITED

7.	Prepaid expense and other receivables and other non-current assets - continued

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB
Other non-current assets:
Loans to a third party (c)	8,759	—
Advances for procuring long-term assets	222	106
Rental deposits	—	1,130

	8,981	1,236

(a)	This represented accrued interest income on bank deposits.
(b)
The amounts represent loans to a third party, interest-bearing at a fixed rate of 3.2% per annum for the years ended December 31, 2024 and 2025.
As of December 31, 2025, RMB30,000 remained outstanding, of which RMB20,000 was subsequently repaid in March 2026, and the remaining principal of RMB10,000 has been extended to a new maturity date of December 25, 2026, under revised repayment terms.
In addition, the amounts as of December 31, 2025 also include the loans of US$1,200 as disclosed in the following note (c).

(c)
The amount represents loans of US$1,200 (equivalent to RMB8,759) to a third party which are unsecured and interest-bearing at a fixed interest rate o
f 11%
per annum and maturing in 2026. This arrangement is unsecured and does not require any collateral or guarantees. As of December 31, 2025, the outstanding principal and accrued interest have been presented as current asset and included in prepaid expense and other receivables as the maturity dates of the loans are less than one year.

(d)
In relation to certain designated insurance products, the Company has placed security deposits with the insurance companies using its own funds for compliance purpose. Such deposits are refundable according to the respective cooperation agreements with the insurance companies.

F-
4
0

HUIZE HOLDING LIMITED

8.	Property, Plant and Equipment, net
Property, plant and equipment, net, consist of the following:

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB
Computer and electronic equipment	31,013	30,007
Buildings	25,712	25,712
Leasehold improvements	29,156	31,730
Office furniture and equipment	7,645	5,823
Motor vehicles	2,248	1,784

Total	95,774	95,056
Less: Accumulated depreciation (1)	(48,691)	(56,814)

Property, equipment and equipment, net	47,083	38,242

(1)	Depreciation expenses for the years ended December 31, 2023, 2024 and 2025 were RMB12,413, RMB10,269 and RMB11,924, respectively.
No impairment for property, plant and equipment was recorded for the years ended December 31, 2023, 2024 and 2025.

F-4
1

HUIZE HOLDING LIMITED

9.	Intangible assets, net
The intangible assets, net consisted of the following:

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB
Insurance agency licenses (1) (2) (3)	40,902	37,939
Software and system (2)	11,768	14,447
Customer Relationship (2)	9,392	9,392
Insurance brokerage license (1) (3)	6,526	3,879
Brand (2)	4,845	4,845
Insurance adjusting license	3,067	3,067
Domain name	580	580

Total	77,080	74,149
Less: Accumulated amortization (4)	(6,290)	(8,136)
Impairment (1) (5)	(1,950)	—

Intangible assets, net	68,840	66,013

(1)
During the year ended December 31, 2025, the Group disposed of certain subsidiaries which resulted in a derecognition of RMB3,484 insurance agency licenses and RMB2,647 insurance brokerage licence and the previously recognized impairment loss of
RMB1,950
related to these intangible assets. In addition, the Group acquired of certain insurance agency licences in the amount of RMB520 from a third party.

(2)
During the year ended December 2024, the Company acquired intangible assets amounting to RMB18,174 in connection with a business combination disclosed in Note 4, which were measured at fair value upon acquisition.

(3)
During the year ended December 31, 2023, the Group’s disposal of a subsidiary resulted in a decrease of RMB4,333 in insurance agency license, and the Group’s acquisition of a subsidiary resulted in an increase of RMB3,879 in insurance brokerage license.

(4)	Amortization expenses for the years ended December 31, 2023, 2024 and 2025 were RMB1,227, RMB1,189 and RMB1,899 respectively.
The amortization of the coming 5 years is:

As of
December 31, 2025
RMB
2026	1,906
2027	1,854
2028	1,766
2029	1,578
2030	900

(5)	Impairment loss recorded in general and administrative expenses for the years ended December 31, 2023, 2024 and 2025 were RMB1,950, nil and nil, respectively.

F-4
2

HUIZE HOLDING LIMITED

10.	Long-term investments

	Equity investments measured under measurement alternative	Equity Method	Investment accounted for at fair value	Equity investments measured under NAV practical expedient	Total
	RMB	RMB	RMB	RMB	RMB
Balances at January 1, 2023	33,695	41,749	808	1,053	77,305
Share of earnings/(loss) of an equity method investee	—	417	—	—	417
Fair value change	—	—	—	(257)	(257)
Realized gain/(loss)	—	—	78	—	78
Exchange adjustments	—	—	(12)	31	19
Disposal	—	—	(874)	—	(874)

Balances at December 31, 2023	33,695	42,166	—	827	76,688

Balances at January 1, 2024	33,695	42,166	—	827	76,688
Share of earnings/(loss) of an equity method investee	—	1,535	—	—	1,535
Fair value change	—	—	—	62	62
Exchange adjustments	—	—	—	(153)	(153)
Distribution from and capital reduction of equity investees	—	(11,416)	—	—	(11,416)

Balances at December 31, 2024	33,695	32,285	—	736	66,716

Balances at January 1, 2025	33,695	32,285	—	736	66,716
Additions	—	16,713	—	—	16,713
Share of loss of equity method investees	—	(40)	—	—	(40)
Fair value change	—	—	—	(37)	(37)
Exchange adjustments	—	93	—	(108)	(15)
Distribution from equity investees	—	(1,408)	—	—	(1,408)
Capital reduction of equity investees	(12,500)	(4,417)	—	—	(16,917)

Balances at December 31, 2025	21,195	43,226	—	591	65,012

Equity method
As of December 31, 2023, 2024 and 2025, the Group’s investments accounted for under the equity method were RMB42,166, RMB32,285 and RMB43,226, respectively. The Group applies the equity method of accounting to account for its equity investments over which it has significant influence but does not own a majority equity interests or otherwise control.
The amount represented the 29.45% (49.26% in 2024) equity interest in a private equity fund, Nanjing Qiqian Alpha Equity Investment LLP (“Qiqian”), 49% equity interest in a technology service company, Huibao Huipei, 49% equity interest in a technology service company, Xiaoke, 47.62% equity interest in a private equity fund, Shanghai Dewu Chuxing Investment Management Partnership (Limited Partnership), 37.88% equity interest in a security service company,
Baofu, and
20%
(0% in 2024) equity interest in a financial management service company, Bay
Union
 which was originally a wholly-owned subsidiary of the Group. In October 2025, the Group disposed 80% equity interest in Bay
Union
and recognized a gain on disposal of such subsidiary in the amount of RMB1,392, which was recorded in the Investment Income of the consolidated statements of comprehensive income/(loss)
.
Distribution from and capital reduction of equity investees represented the capital repayment and dividend distribution amounting to RMB4,417 and RMB595 from Qiqian respectively, and dividend distribution amounting to RMB813 from Huibao Huipei during the year ended December 31, 2025.

F-4
3

HUIZE HOLDING LIMITED

10.	Long-term investments - continued

Investment accounted for at fair value
The amount represented investment in Nayuki Holdings Ltd (“Nayuki”) , which was accounted for at fair value and recognized the fair value change in its consolidated statements of comprehensive income/(loss). In March 2023, the Group sold the stock of Nayuki and recognized investment gain of

RMB
78
.
Equity investments measured under measurement alternative and NAV practical expedient
Equity investments without readily determinable fair values include investments in a private equity fund accounted for under NAV practical expedient, and investments in private companies accounted for under measurement alternative.
Investment in private equity funds over which the Group does not have the ability to exercise significant influence are accounted for under the NAV practical expedient. The amount represented the investment in private investment fund of Right Time SPC. The Group does not have the ability to exercise significant influence and elect to account for the investment under the NAV practical expedient. During the years ended December 31, 2023, 2024 and 2025, the Group recognized a fair value loss of RMB257, a fair value gain of RMB62, and a fair value loss of RMB37, respectively.
As of December 31, 2024 and 2025, the Group held investment in certain equity investments measured under measurement alternative. During the year ended December 31, 2025, the Group disposed one of such equity investments with a carrying amount of RMB12,500 without any gain or loss recognized upon derecognition. There were no impairment charges for the investments recorded for the years ended December 31, 2023, 2024 and 2025.

11.	Borrowings

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB
Short term bank borrowing (1)	50,000	53,000
Long term bank borrowing (2)	—	6,990

(1)
On March 31, 2022, the Group entered into an eighteen-month facility agreement with a bank with a maximum borrowing credit of RMB50,000 and renewed to March 20, 2026 on September 20, 2024. The Group pledged the accounts receivables to guarantee their performance of the obligation under the facility agreement, besides, the Company and Huiye Tianze act as the guarantors, bearing joint and several guaranty liability of the facility. The Group obtained short-term borrowings to support its operation. The borrowings bear interest rate of 3.10% per annum for the years ended December 31, 2025 and mature in March 2026.

(2)
On January 2, 2025, the Group entered into a two-year facility agreement with a bank which provides the Group a maximum borrowing credit of RMB9,990
at floating interest rates based on 1-Year Loan Prime Rate (LPR) published by the National Interbank Funding Center, and among which
 RMB3,000 is
due for repayment in 2026 and the remaining RMB6,990 is due for repayment in 2027.

F-4
4

HUIZE HOLDING LIMITED

12.	Other payables and accrued expenses
Other payable and accrued expenses consist of the following:

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB
Other tax payables	9,403	12,998
Other payable to suppliers	16,048	11,317
Accrued marketing expense	4,373	3,226
Professional fees	2,348	4,982
Advances from the insured	2,503	3,032
Interest payable	180	166
Deposits	230	136
Payables for acquisition (1)	6,768	—
Withholding social security costs and housing benefits	305	5,673
Advances from share repurchase of an equity investee	1,500	—
Others	775	435

	44,434	41,965

(1)	The amount as of December 31, 2024 represented the unconditional payables to the existing shareholders of Global Care due within 1 year related to the acquisition disclosed in note 4.

13.	Employee benefits
Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance unemployment insurance, maternity insurance, on-the-job
injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB51,426, RMB47,026 and RMB41,886 for the years ended December 31, 2023, 2024 and 2025, respectively.

14.	Income taxes
Cayman Islands
The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries established in Hong Kong Special Administrative Region is subject to
16.5% income tax rate on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

F-4
5

HUIZE HOLDING LIMITED

14.	Income taxes - continued

PRC mainland
The Company’s subsidiaries, consolidated VIE and subsidiaries of the VIE established in the PRC mainland are mainly subject to statutory income tax at a rate of
25
%.
On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises” (“HNTE”). The HNTE will be entitled to a favorable statutory tax rate of 15%.
An enterprise’s qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. On December 26, 2024, the local governments announced that Huize Shidai was qualified as HNTE and was subject to a preferential statutory tax rate of
15
% since then. On
December 6, 2024
, Chengdu Huize was also qualified as HNTE and was subject to a preferential statutory tax rate of
15
%
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
The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested
and the remittance of the dividends will be postponed indefinitely. The Group does not intend to have any of its PRC subsidiaries or VIEs distribute any undistributed profits of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries and VIEs for their PRC operations. As of December 31, 2025, the VIEs are in accumulative loss situation, no withholding tax needs to be accrued and no unrecognized tax liabilities exist.

F-4
6

HUIZE HOLDING LIMITED

14.	Income taxes - continued

China	- continued

Our income/loss before provision for (benefit from) income taxes for the years ended December 31, 2024 and 2025 was as follows:

	For the Year Ended December 31,
	2024	2025
	RMB	RMB
PRC mainland	21,366	(25,489)
Non-PRC mainland	(22,200)	36,261

Profit/(Loss) before income taxes	(834)	10,772

Composition of income tax expense
A provision for income taxes of RMB135 and RMB7,194 has been recognized for the years ended December 31, 2024 and 2025 respectively. The components of the provision for (benefit from) income taxes for the years ended December 31, 2024 and 2025 consisted of the following:

	For the Year Ended December 31,
	2024	2025
	RMB	RMB
Current income tax
PRC mainland	(206)	172
Non-PRC mainland	341	6,210

Total current	135	6,382

Deferred income tax
PRC mainland	—	—
Non-PRC mainland	—	812

Total deferred	—	812

Total income tax expense	135	7,194

Tax reconciliation
Upon adoption of ASU
2023-09,
Improvements to Income Tax Disclosures, as described in note 2(ff), Summary of Significant Accounting Policies, the reconciliation of taxes at statutory corporate income tax rate in PRC to our provision for (benefit from) income taxes for the year ended December 31, 2025 was as follows (in thousands, except for percentages):

F-4
7

HUIZE HOLDING LIMITED

14.	Income taxes - continued

Tax reconciliation
- continued

	For the year ended December 31,
	2025
	RMB	Percent
Profit before income tax	10,772
PRC mainland profit tax rate	2,693	25%
Tax effects from other tax jurisdictions
Hong Kong
Statutory tax rate difference between Hongkong and PRC mainland	(5,267)	(49%)
Singapore
Statutory tax rate difference between Singapore and PRC mainland	550	5%
Cayman Islands
Statutory tax rate difference between Cayman Islands and PRC mainland	1,760	17%
Other foreign tax jurisdictions	247	2%
Effect of preferential tax rates granted to PRC mainland entities	3,029	28%
Effect of Super Deduction of research and development expenses in the PRC mainland	(6,203)	(58	% )
Effect of share-based compensation expenses not deductible for tax purposes	4,569	43%
Effect of other expenses not deductible for tax purposes	557	5%
Non-taxable income	(684)	(6	% )
Changes in valuation allowance	6,776	63%
Other adjustments	(833)	(8	% )

Total income tax expense	7,194	67%

The aggregate amount and per share effect of the preferential tax rates are as follows:	3,029

Per share effect:
Ordinary shareholders – basic and diluted	0.00

F-4
8

HUIZE HOLDING LIMITED

14.	Income taxes - continued

Tax reconciliation
- continued

The reconciliation of taxes at PRC income tax rate to our provision for (benefit from) income taxes for the years ended December 31, 2023 and 2024 in accordance with the guidance prior to the adoption of ASU
2023-09
was as follows:

	For the Year Ended December 31,
	2023	2024
	RMB	RMB
Profit/(Loss) before income tax	70,554	(834)
Tax expense/(benefit) at EIT tax rate of 25%	17,639	(209)
Tax effect of preferential tax rates granted to PRC entities	(1,881)	(953)
Effect of different tax rates applicable to different subsidiaries of the Group	6,666	(2,379)
Changes in valuation allowance	(7,578)	3,142
Income not subject to tax	(895)	(54)
Expenses not deductible for tax purposes	1,955	8,209
Research and development tax credit	(15,906)	(7,415)
Others	—	(206)

Income tax expense	—	135

The aggregate amount and per share effect of the preferential tax rates are as follows:	(1,881)	(953)
Per share effect:
Ordinary shareholders – basic and diluted	—	—

9

HUIZE HOLDING LIMITED

14.	Income taxes - continued

Upon adoption of ASU
2023-09
described in note 2(ff), cash paid for income taxes, net of refunds, during the year ended December 31, 2025 was as follows:

For the year ended December 31,
2025
RMB
PRC mainland	—
Non-PRC mainland	950

Total cash paid for income taxes	950

Deferred tax assets and deferred tax liabilities
The following tables sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	December 31, 2024	December 31, 2025
	RMB	RMB
Deferred tax assets
Advertising expenses	1,677	—
Net accumulated losses carry forward	93,632	97,535
Depreciation and amortization	335	—
Allowance for doubtful accounts	1,997	242
Impairment of intangible assets	383	—
Accrued expenses	9,824	32,281
Operating lease liabilities	9,711	7,442

Gross deferred tax assets	117,559	137,500
Less: valuation allowance	(82,426)	(102,536)

Net deferred tax assets	35,133	34,964

Deferred tax liabilities
Intangible assets	14,875	13,457
Operating lease right-of-use assets	9,710	4,327
Gain on equity method investee	989	325
Variable consideration of renewal income	24,434	31,235

Gross deferred tax liabilities	50,008	49,344

F-
5
0

HUIZE HOLDING LIMITED

14.	Income taxes - continued

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not
that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not
realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment, and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory rate of 25%, 15% or 16.5%, depending on which entity, was applied when calculating deferred tax assets. The Group has provided RMB82,426 and RMB102,536 valuation allowance for the years ended December 31, 2024 and 2025, respectively.
As of December 31, 2023, 2024 and 2025, the Group had tax on net operating loss carry forwards of approximately RMB80,592, RMB93,632 and RMB97,535, respectively, which arose from the subsidiaries, VIE and the VIE’s subsidiary established in PRC. As of December 31, 2025, the net operating loss carry forwards will expire during the period from 2026 to 2035, if unused.
The liabilities associated with uncertain tax position are RMB2,234 and RMB2,234 as of December 31, 2024 and 2025. The Group did not accrue any potential penalties and interest related to these uncertain tax positions for all years presented on the basis that the likelihood of penalties and interest being charged is not considered to be probable.

15.	Common shares
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

F-5
1

HUIZE HOLDING LIMITED

15.	Common shares - continued

In March 2023 and March 2024, board of directors authorized a share repurchase program under which the Company may apply existing funds to purchase up to an aggregate of US$ 5 million worth of the Company’s ADSs over the next 12 months, depending on market conditions and in accordance with applicable laws and the Company’s securities trading policy.
During the years ended December 31, 2023, 2024 and 2025, the Company repurchased 30,333,340 shares, 3,546,960 shares and nil shares, respectively. The account balance of treasury stock were RMB29,513 and RMB29,513 as of December 31, 2024 and 2025, respectively.

16.	Share-based compensation
Share-based compensation was recognized in operating expenses for the years ended December 31, 2023, 2024 and 2025 as follows:

	For the year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of revenue	(7)	(9)	30
Selling expenses	286	565	270
General and administrative expenses	1,997	8,437	18,143
Research and development expenses	(167)	28	74

	2,109	9,021	18,517

Global Share Incentive Plan
In June 2019, the Company adopted a Global Share Incentive Plan (the “Global Plan”), which includes Option Plan, Restricted Shares Plan and Shares Award.
Option Plan
The options are classified as liability-classified award. Under the Option Award Agreement, options which granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. The Company offers their employees broker-assisted cashless exercise programs to help the employees exercise their stock options without having to use their personal funds to pay for the exercise price through deducting the exercise price directly from the proceeds of issuing Class A common shares in the open market.
During the year
s
ended 2024 and 2025, 144,204,800 and 5,260,568 share options were granted, respectively.

F-5
2

HUIZE HOLDING LIMITED

16.	Share-based compensation - continued

Option	Plan - continued

The following table summarized the Company’s activities under the Option Plan for the year ended December 31, 2025:

	Number of options	Weighted average exercise price
		(US$)
Outstanding at January 1, 2025	205,384,609	0.0387
Granted	5,260,568	0.0024
Exercised	(1,750,000)	0.0300
Forfeited	(10,256,083)	0.0039

Outstanding at December 31, 2025	198,639,094	0.0024

Vested and exercisable at December 31, 2025	159,659,897	0.0024

The following table summarizes information regarding the share options outstanding as of December 31, 2025:

	As of December 31, 2025
	Options number	Weighted average exercise price per option	Weighted average remaining contractual life (years)	Aggregate intrinsic value
		US$		US$
Outstanding	198,639,094	0.0024	7.70	5,105
Exercisable	159,659,897	0.0024	7.51	4,103
Expected to vest	38,979,197	0.0024	8.48	1,002
The weighted average fair value of the options was US$0.0143 and US$0.0257 per option as of December 31, 2024 and 2025, respectively.

F-5
3

HUIZE HOLDING LIMITED

16.	Share-based compensation - continued

Option	Plan - continued

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the fair value of the underlying stock at December 31, 2025.
The fair value of the option plan was estimated on the date of each balance sheet date using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	Weighted average
	2024	2025
Exercise price (US$)	0.0387	0.0024
Expected forfeiture rate (post-vesting)	4.99%	12.66%
Expected volatility	54.68%	55.79%
Excepted term (in years)	8.62	7.70
Expected dividend yield	0%	0%
Risk-free interest rate	4.5395%	3.9934%
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

F-5
4

HUIZE HOLDING LIMITED

17.	Investment loss

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Fair value change of equity investments measured under NAV practical expedient	(257)	62	(37)
Dividends received from equity investments	361	198	—
Realized gain related to the investments accounted for at fair value	78	—	—
Loss on disposal of subsidiaries	(749)	(266)	(378)
Fair value change of short-term investments	(1,089)	(505)	87

Total	(1,656)	(511)	(328)

18.	Net profit/(loss) per share
Basic net profit/(loss) per share and diluted net profit/(loss) per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2023, 2024 and 2025 as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net profit	70,554	566	3,538
Less: Net profit/(loss) attributable to non-controlling interests	366	1,215	(503)

Net profit/(loss) attributable to common Shareholders - Basic and diluted	70,188	(649)	4,041

Denominator :
Denominator for basic profit/(loss) per share weighted-average common shares outstanding	1,000,940,698	997,172,042	1,009,159,442
Dilutive effect of restricted shares	—	—	—
Dilutive effect of share options	—	—	—
Denominator for diluted profit/(loss) per share weighted-average common shares outstanding	1,000,940,698	997,172,042	1,009,159,442
Basic and diluted profit/(loss) per share	0.07	(0.00)	0.00

F-5
5

HUIZE HOLDING LIMITED

18.	Net profit/(loss) per share - continued

The potentially dilutive securities that were not included in the calculation of above dilutive net profit/(loss) per share in the years presented where their inclusion would be anti-diluted include restricted shares of 1,347,076 shares, nil shares and nil shares for the years ended December 31, 2023, 2024 and 2025, respectively.

19.	Lease
The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	As of December 31, 2024	As of December 31, 2025
	RMB	RMB
Operating lease right-of-use assets	20,715	19,349
Operating lease liabilities	40,825	32,241
Lease expenses for these leases are recognized on a straight-line basis over the lease term. For the years ended December 31, 2023, 2024 and 2025, total lease cost comprised of the following:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease cost	34,142	33,393	10,629
Short term lease cost	3,639	1,109	7,557

Total lease cost	37,781	34,502	18,186

The following table presents the maturity of the Group’s operating lease liabilities as of December 31, 2025:

As of December 31 2025,
RMB
2026	18,532
2027	14,474
2028	1,077

Total operating lease payments (undiscounted)	34,083
Less: Imputed interest	(1,842)

Total operating lease liabilities (discounted)	32,241

As of December 31, 2024 and 2025, the Group’s operating leases had a weighted average remaining lease term of 2.74 years and 1.84 years, respectively. As of the same dates, the Group’s operating leases had a weighted average discount rate of 6.59% and 5.40%, respectively.

F-5
6

HUIZE HOLDING LIMITED

19.	Lease - continued

As of December 31, 2025, the Group has no significant lease contract that has been entered into but not yet commenced.
Supplemental cash flow information related to the operating leases was as follow:

	For the Year Ended December 31,
	2024	2025
	RMB	RMB
Cash paid for amounts included in operating lease liabilities	28,910	17,826

20.	Commitments and contingencies
As of December 31, 2025, there was no pending legal proceeding to which the Group is a party that will have a material effect on the Group’s business, results of operations or cash flows.

21.	Restricted net asset
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
50
% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. In addition, restricted cash and insurance premium receivables of the VIE and its subsidiaries can only be used to settle relevant obligations of the VIE and its subsidiaries. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.
As of December 31, 2025, the restricted net assets of the Group’s relevant PRC entities amounted to RMB271,877.

F-5
7

HUIZE HOLDING LIMITED

21.	Restricted net asset - continued

Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s PRC entities did not transfer any amount from current year’s net income to the general reserve during the years ended December 31, 2023, 2024 and 2025.
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

22.	Subsequent events
The Company evaluated its subsequent events through the date on which these financial statements were issued. There are no material events or transactions needing recognition or disclosure found.

F-5
8

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
The Company did not have significant capital and other commitments or guarantees as of December 31, 2025. The subsidiaries did not pay any dividend to the Company for the years presented.

9

HUIZE HOLDING LIMITED
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY—CONTINUED

Balance sheet

	As of December 31,
	2024	2025
	RMB	RMB	US$
			Note 2(f)
Assets
Cash and cash equivalent, net of allowance for doubtful accounts	1,564	580	83
Amount due from related parties	109	105	15
Prepaid expenses	980	305	43
Other receivables due from subsidiaries and affiliates, net of allowance for doubtful accounts	314,513	296,854	42,450
Investment in subsidiaries	124,272	164,605	23,538

Total assets	441,438	462,449	66,129

Liabilities and Shareholders ’ equity
Other payables and accrued expenses	17,893	17,897	2,559
Payroll and welfare payable	14,805	33,323	4,765

Total liabilities	32,698	51,220	7,324

Shareholders ’ equity
Class A common shares (US$ 0.00001 par value; 7,000,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 912,301,216, and 1,062,301,216 shares issued as of December 31, 2024 and 2025, respectively; 858,266,416 shares and 860,016,416 shares outstanding as of December 31, 2024 and 2025, respectively)	63	63	9
Class B common shares (US$ 0.00001 par value; 800,000,000 shares authorized and 150,591,207 shares issued and 150,591,207 shares outstanding as of December 31, 2024 and 2025, respectively)	10	10	1
Treasury stock (50,414,900 and 50,414,900 shares as of December 31, 2024 and 2025, respectively)	(29,513)	(29,513)	(4,220)
Additional paid-in capital	909,930	910,209	130,158
Accumulated other comprehensive loss	(12,864)	(14,695)	(2,101)
Accumulated deficit	(458,886)	(454,845)	(65,042)

Total shareholders ’ equity	408,740	411,229	58,805

Total liabilities and shareholders ’ equity	441,438	462,449	66,129

F-
6
0

HUIZE HOLDING LIMITED
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY—CONTINUED

Statement of Comprehensive Income/(Loss)

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(f)
Operating revenue
Other income	1,643	1,808	—	—

Total operating revenue	1,643	1,808	—	—

Operating cost and expenses
General and administrative expenses	(5,996)	(7,662)	(7,041)	(1,007)

Operating loss	(4,353)	(5,854)	(7,041)	(1,007)

Other expense
Interest income	1	—	—	—
Unrealized exchange income	(1)	—	—	—

Loss before income tax, and share of loss of subsidiaries and VIEs	(4,353)	(5,854)	(7,041)	(1,007)

Share of income of subsidiaries and VIEs	74,541	5,205	11,082	1,585

Net profit/(loss)	70,188	(649)	4,041	578

Net profit/(loss) attributable to common shareholders	70,188	(649)	4,041	578

Net profit/(loss)	70,188	(649)	4,041	578
Foreign currency translation adjustment, net of tax	3,635	1,196	(1,831)	(262)

Total comprehensive income	73,823	547	2,210	316

1

HUIZE HOLDING LIMITED
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY—CONTINUED

Statement of cash flows

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities:
Net profit/(loss)	70,188	(649)	4,041	578
Adjustments to reconcile net profit/(loss) to net cash used in operating activities:
Unrealized exchange loss	1	—	—	—
Share of income of subsidiaries and VIEs	(74,541)	(5,205)	(11,082)	(1,585)
Expected credit loss expenses	3	(1)	(622)	(89)

	(4,349)	(5,855)	(7,663)	(1,096)

Changes in operating assets and liabilities:
Increase/(decrease) in other payables and accrued expenses	4	(3)	1,294	185
Decrease in contract liabilities	(1,549)	(1,783)	—	—
Decrease in prepaid expense and other receivables	8,754	7,817	183	26
(Increase)/decrease in amount due from related parties	43	(3)	—	—

Net cash provided by/(used in) operating activities	2,903	173	(6,186)	(885)

Cash flows from investing activities:
Loans to subsidiaries	(6)	(14,539)	—	—
Repayment of loans to subsidiaries	—	—	5,033	720

Net cash provided by/(used in) investing activities	(6)	(14,539)	5,033	720

Cash flows from financing activities:
Proceeds from exercise of options	560	—	279	40
Repurchase of Class A common shares	(13,392)	(77)	—	—
Loans from subsidiaries	9,461	10,614	—	—

Net cash provided by/(used in) financing activities	(3,371)	10,537	279	40

Effect of exchange rate changes on cash and cash equivalents	158	96	(110)	(16)

Net decrease in cash and cash equivalents and restricted cash	(316)	(3,733)	(984)	(141)
Total cash and cash equivalents and restricted cash at beginning of year	5,613	5,297	1,564	224

Total cash and cash equivalents and restricted cash at end of year	5,297	1,564	580	83

F-6
2